Form 20-F
period 2020-12-31
International General Insurance Holdings Ltd.
filed 2021-04-02
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 48,573,251

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

- i -

FORWARD-LOOKING STATEMENTS

Some of the statements in this annual report on Form 20-F (this “annual report”) of International General Insurance Holdings Ltd., a Bermuda exempted company (“we,” “IGI” or the “Company”), constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as ability,” “anticipate,” “believe,” “budget,” “can,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “forecast,” “hope,” “impact,” “intend,” “may,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “should,” “strategy,” “target,” “value,” “will,” “would” and similar expressions. You should read statements that contain these words carefully because they:

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

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this annual report. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this annual report.

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

- ii -

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and (referred to in this annual report as “IFRS”). We refer in various places within this annual report to core operating income, core operating return on average equity, and tangible book value per diluted common share and accumulated dividends, which are non-IFRS measures that are more fully explained in “Operating and Financial Review and Prospects.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS.

- iii -

FREQUENTLY USED TERMS

As used in this annual report, unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI” and the “Company,” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries subsequent to the Business Combination and references to “IGI Dubai” refer to our wholly owned subsidiary International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center, on a stand-alone basis.

In this annual report:

“2020 Plan” means the 2020 Omnibus Incentive Plan of the Company.

“Amended and Restated Bye-laws” means the amended and restated bye-laws of the Company.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 10, 2019, as amended, by and among Tiberius, IGI Dubai, the Purchaser Representative, the Seller Representative and, pursuant to a joinder thereto, the Company and Merger Sub.

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

“Company” or “IGI” means International General Insurance Holdings Ltd., a Bermuda exempted company, which became the parent company of Tiberius and IGI Dubai as a result of the Business Combination.

“Equity Consideration” means common shares of the Company issued to the Sellers equal in value to the Transaction Consideration minus the Cash Consideration.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Shares” means common shares of the Company equal in value to the total Transaction Consideration less $80.0 million of Cash Consideration issued to former shareholders of IGI Dubai in exchange for their IGI Dubai shares.

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

“IGI Dubai” means International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center, which became a subsidiary of the Company as a result of the Business Combination.

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

“Labuan Branch” means the Labuan Branch of International General Insurance Co. Ltd.

“Lock-up Agreements” mean the Lock-up Agreements between the Purchaser Representative and each of Wasef Jabsheh, Argo Re Limited and Oman International Development & Investment Company SAOG, dated October 10, 2019, to which the Company became a party after the date thereof by executing and delivering a joinder thereto.

- iv -

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

“Share Exchange” means the exchange of all of the share capital of IGI Dubai as part of the Business Combination for a combination of our common shares and aggregate cash consideration of $80.0 million.

“Share Exchange Agreements” means the Share Exchange Agreements, dated October 10, 2019 or otherwise prior to the Closing, by and among the holders of all of the outstanding share capital of IGI Dubai, Tiberius and the Seller Representative and, pursuant to a joinder thereto, the Company.

“Sponsor” means Lagniappe Ventures LLC, a Delaware limited liability company.

“Sponsor Share Letter” means the letter agreement between the Sponsor, Tiberius, IGI Dubai, Wasef Jabsheh and Argo Re Limited, dated October 10, 2019, to which the Company became a party after the date thereof by executing and delivering a joinder thereto.

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

- v -

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

Not applicable.

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

Summary of Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our common shares could decline, and you could lose all or part of your investment.

Risks Relating to the Insurance and Reinsurance Industry

●	The insurance and reinsurance industries are highly competitive. Consolidation in the insurance and reinsurance industry could adversely impact us.

●	Our operating results are affected by the cyclicality of the insurance and reinsurance industry. If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

●	We are subject to extensive insurance laws and regulations. Any failure to comply with existing regulations or material changes in regulations could have a material adverse effect on us. We may from time to time be subject to inquiries or investigations that could result in fines, sanctions, variation or revocation of permissions and authorizations, reputational damage or loss of goodwill.

●	Changes in IFRS accounting standards applicable to us may require a change in the way in which our future results will be determined and/or a retrospective adjustment of reported results.

●	Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.

●	Public health crises, illness, epidemics or pandemics, including the COVID-19 pandemic, could adversely impact our business, operating results and financial condition.

●	Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder our flexibility and negatively affect our business opportunities.

●	Claims arising from catastrophic events are unpredictable and could be severe.

●	Changing climate conditions may increase the frequency and severity of catastrophic events and thereby adversely affect our business. Our investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.

●	Emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, could have an adverse effect on our business.

Risks Relating to Our Business and Operations

●	A prolonged recession or deterioration in macroeconomic conditions could adversely affect our business.

●	If our loss reserves are insufficient, it will have a negative impact on our results.

●	Certain countries in which we operate are a high-risk environment for investment and business activities We are subject to laws relating to anti-corruption, anti-money laundering and economic sanctions.

●	We rely on brokers to source our business and we may suffer if our relationships with brokers deteriorate.

●	We could be materially adversely affected if agents and other producers exceed their underwriting authority or if our agents, insureds or other parties commit fraud or breach obligations owed to us.

●	We may be exposed to claims for large losses related to uncorrelated events that occur at the same time.

●	The availability of reinsurance and retrocessional coverage to limit our exposure to risks may be limited. We could experience losses if our reinsurers do not pay in a timely fashion or at all.

●	If our risk management and loss mitigation methods fail to adequately manage our exposure to losses, the losses we incur could be materially higher than our expectations. We may be faced with a liquidity shortfall following a large loss or a series of large losses.

●	Many of our assets are invested in fixed maturity securities and are subject to market fluctuations and global interest rates. Losses on our investments may reduce our overall capital and profitability. If our determination of the amount of allowances and impairments taken on our investments turns out to be incorrect, this could have a material adverse effect on our results of operations and financial condition.

●	A decline in the ratings of our operating subsidiaries could adversely affect our business.

●	The risk associated with underwriting treaty reinsurance business could adversely affect us.

●	Loss of business reputation or negative publicity could negatively impact our business.

●	We could be adversely affected by the loss of one or more key employees. Changes in employment laws, taxation and compensation practice may limit our ability to attract senior employees.

●	Deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to our counterparties could adversely impact our financial condition and results of operations.

●	Our operating results may be adversely affected by the failure of policyholders, brokers or others to honor their payment obligations. We are exposed to credit risk in certain of our operations.

●	We may not be able to raise capital in the long term on favorable terms or at all.

●	We are involved in legal and other proceedings, which could damage to our reputation.

●	Information technology systems that we use could fail or suffer a security breach, which could have a material adverse effect on us or result in the loss of sensitive information.

●	Employee or agent negligence, error or misconduct may be difficult to detect and prevent, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect our operations.

●	Our operating results may be adversely affected by an unexpected accumulation of attritional losses.

●	We are dependent on the use of third-party software, and any reduction in third party product quality or failure to comply with our licensing requirements could have a material adverse effect on our business.

●	We may not be able to compete effectively if we cannot keep pace with technological advancements.

●	Our liquidity and counterparty risk exposures may be affected by the impairment of financial institutions. We are exposed to fluctuations in exchange rates which may adversely affect our operating results.

●	The exit of the United Kingdom from the EU could have a material adverse effect on our business.

●	Changes in accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.

●	If actual renewals of our existing policies and contracts do not meet expectations, our future operating results could be materially adversely affected.

●	We may be adversely impacted by inflation. Our efforts to expand in targeted geographical markets and lines of business may not be successful and may create enhanced risks.

Risk Factors

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

Our insurance subsidiaries, branches and offices are subject to the laws and regulations of a number of jurisdictions worldwide, including Bermuda, the UK, Malaysia, Jordan, Morocco and the UAE. Existing laws and regulations, among other things, limit the amount of dividends that can be paid by our insurance subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our insurance subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance subsidiaries.

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

The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which our group operates. Our business activities are regulated by the Bermuda Monetary Authority in our Bermuda operations, the Prudential Regulation Authority and Financial Conduct Authority in our UK operations, the Jordan Insurance Directorate in our Jordanian operations, the Labuan Financial Services Authority in our operations in Malaysia, the Dubai Financial Services Authority in our operations in Dubai and the Casablanca Finance City for our operations in Morocco. This supervision and regulation is generally intended for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to us may:

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

Recent political initiatives to restrict free trade and close markets, such as Brexit (exit of the United Kingdom from the EU on January 31, 2020) and the U.S. decision to withdraw from the Trans-Pacific partnership and potentially renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and our business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to Brexit, we are in the process of establishing an EU insurance operation in Malta, which would enable IGI to pursue business in the EU. We submitted our application to the Malta Financial Services Authority (MFSA) on November 23, 2020 and continue to have constructive dialogue with the Malta insurance regulator. We have received a notice from the MFSA indicating that it is minded to issue an authorization to IGI to carry on the business of insurance and reinsurance in specified lines of business, subject to satisfactory completion of due diligence and satisfaction of certain regulatory conditions.

In addition, prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred during 2008 and in connection with the novel coronavirus global pandemic, could result in significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector.

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

In March 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (“COVID-19”) outbreak, which has led to a global health emergency. This has resulted in increased travel restrictions and extended shutdown of certain businesses all over the world. The global spread of COVID-19 (including potentially more contagious strains of COVID-19 such as those recently detected in the U.K., South Africa and Brazil) has created significant volatility and uncertainty and economic disruption. While the effects of COVID-19 will be difficult to assess or predict, this outbreak could have a significant impact on our business. In addition, a pandemic affecting our employees, the employees of subsidiaries and reinsurers, or the employees of other companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

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

While governmental and non-governmental organizations are engaging in efforts to combat the spread and severity of COVID-19 and related public health issues, these measures may not be effective. Due to the evolving and highly uncertain nature of this global pandemic, including the possible extension of insurance coverage beyond our policy language, it is currently not possible to estimate the direct or indirect impacts this outbreak may have on our business. The extent to which the COVID-19 pandemic will impact our business, operations and financial results will depend on numerous evolving factors, many of which are not within our control and which we may not be able to accurately predict, including: its duration and scope; the ultimate availability, administration and effectiveness of vaccines, and our employees’ and the general population’s willingness to receive them; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response; the long-term impact of closing our offices and our employees working from home, including increased technology costs; and the impact of uncertainty related to salary raises and future compensation levels.

COVID-19 and the volatile regional and global economic conditions stemming from the pandemic, as well as reactions to future pandemics or new strains or resurgences of COVID-19, could also precipitate or aggravate the other risk factors that we identify in this annual report, which in turn could materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or share price.

Ongoing political and economic uncertainties prevalent in Lebanon may adversely affect the fair value of the Group’s equity interest in certain investment properties located in Lebanon.

The Group holds a 32.7% equity ownership interest in several companies located in Beirut and registered in Lebanon, with the Group’s investment amounting to $11.6 million as of December 31, 2020. These companies are engaged in the leasing of commercial buildings which are in the nature of investment property. In view of the ongoing political and economic uncertainties prevalent in Lebanon, the Lebanon real estate market may be subjected to price volatility, which can impact the value of the real estate portfolio. This may adversely affect the valuation of these investment properties.

Legislation enacted in Bermuda as to economic substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda and its related regulations (together, the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. The ES Act could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations. For purposes of the ES Act, we believe that the Company is a “pure equity holding company”. The economic substance requirements for a “pure equity holding company” are less onerous than those for entities which are carrying out other relevant activities (pure equity holding entities are subject to minimum economic substance requirements). As such, and as long as it does not carry on any other “relevant activity”, we would not expect to be required to take additional actions beyond the minimum economic substance requirements for the purposes of compliance with the ES Act. However, our expectations could change subject to further amendment and guidance on the interpretation of the ES Act. With respect to IGI Bermuda, for the purposes of the ES Act, we believe IGI Bermuda is carrying on the relevant activity of “insurance”. IGI Bermuda’s compliance with its regulatory requirements under the Insurance Act 1978 of Bermuda and related regulations and the Companies Act 1981 of Bermuda will assist in evidencing its compliance with the economic substance requirements under the ES Act, but may not be conclusive. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure its compliance with its economic substance requirements under the ES Act and this may result in, among other things, some additional operational cost.

An entity which is in-scope of the ES Act is required to complete and file a declaration form as to its compliance with its economic substance requirements no later than six months after the last day of its previous financial year. The Registrar of Companies of Bermuda will have regard to the information provided in the declaration form in making his assessment of the entity’s compliance with the economic substance requirements under the ES Act.

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

Our most significant catastrophe exposures are set forth below:

Natural catastrophes. The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017. Significant natural catastrophes affecting us in the recent past have included Hurricane Maria, Hurricane Irma and the September 2017 earthquake in Mexico. Our most significant claims relating to natural catastrophes, net of reinsurance, during the recent past have included claims relating to Cyclone Mekunu in Oman, Typhoon Jebi in Japan and the Mexican earthquake in 2018, Mexican floods and Hurricane Dorian in the Bahamas in 2019, and Hurricane Laura in the state of Louisiana in the United States in 2020 which amounted to gross claims of $28.9 million and net claims of $20.7 million, respectively. Possible effects of natural catastrophes could be compounded by climate change, severe weather, floods and drought, as well as adverse agricultural yields.

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

Cyber. We do not currently write explicit cyber insurance and seek wherever possible to exclude losses resulting from cyber related events from our coverages. Notwithstanding this, we do have a degree of potential exposure to losses arising following cyber-attacks including where cover has been explicitly written back into policies and exposure to ‘silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies. Even in cases where we attempt to exclude cybersecurity and certain other similar risks from some coverage written by us, we may not be successful in doing so.

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

In general, while we hold capital to cover catastrophes and use geographic and line of business diversification and reinsurance to manage our exposure to risks, these measures may not be sufficient were we to face significant claims in excess of expected losses. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any given period. A catastrophic event or multiple catastrophic events could also adversely affect our financial condition and our capital position. To meet our obligations with respect to claims from catastrophic events, we may be forced to liquidate some of our investments rapidly, which may involve selling a portion of our investments into a depressed market, which would decrease our returns from investments and could strain our capital position. Our ability to write new insurance policies could also be impacted as a result of corresponding reductions in our capital. Any of these occurrences could have a material adverse effect on our results of operations and our financial condition.

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

Our investment portfolio exposures may be materially adversely affected by global climate change regulation and other factors.

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

Although the U.S. had withdrawn from the Paris Agreement, President Biden has issued executive orders recommitting the U.S. to the Paris Agreement and calling for the federal government to begin formulating the U.S.’s nationally determined emissions reduction goal under the agreement. With the U.S. recommitting to the Paris Agreement, additional executive orders may be issued or federal legislation or regulatory initiatives may be adopted to achieve the Paris Agreement’s goals.

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

We are an international business and are affected by economic, political and other macro conditions and industry specific conditions in certain markets in which we operate, including the UK, continental Europe, Central and South America, the Middle East and Africa.

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

Economic conditions in the Middle East region affect us given that approximately 11% and 10% of our GWP generated in 2019 and 2020, respectively, originated from risks in this region. In addition, a significant portion of our investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operative Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, with armed conflict in Syria and Yamen ongoing as of the date of this annual report. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. The bulk of our underwriting operations are based in London, with back and middle-office underwriting operations centralized in Jordan. Jordan has proven politically and socially stable, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to our operations, we have the capacity to service our operations in Jordan from our London and Dubai offices should the situation change.

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

Our activities are subject to applicable money laundering regulations and anti-corruption laws in the jurisdictions where we operate, including Bermuda, the United States, the UK and the European Union, among others. For example, we are subject to The Bribery Act 2016 of Bermuda, The U.S. Foreign Corrupt Practices Act of 1977, and the UK Bribery Act 2010, which, among other matters, generally prohibit corrupt payments or unreasonable gifts to foreign governments or officials. We do business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where we may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of our employees, consultants, sponsors or agents. Although we have in place systems and controls designed to comply with applicable laws and regulations (including continuing education and training programs), there is a risk that those systems and controls will not always be effective to achieve full compliance, as those laws and regulations are interpreted by the relevant authorities. Failure to accurately interpret or comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could subject us to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could damage our business or reputation. Such damage could have a material adverse effect on our financial condition and results of operations.

We rely on brokers to source our business and our business may suffer should our relationship with brokers deteriorate.

We market our insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. Our top 5 international brokers produced 64.7% of the gross written premiums of our underwriting operations for the year ended December 31, 2019 and 67.4% for the year ended December 31, 2020. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. Due to the concentration of our brokers, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.

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

We have a strong delegated authority risk management process established by the IGI UK board of directors and directly managed via monthly meetings of its delegated authority committee which is attended by certain of our UK executive directors. In particular, we carry out detailed due diligence on all new agents with regular reviews upon renewal, put in place strong contracts, conduct regular audits and monitor monthly reports from agents. All agents are required to carry errors and omissions insurance which would respond in the event that these agents breach their delegated authority.

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

Our reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across our underwriting portfolio, in return for which we cede to third party reinsurers a certain percentage of our GWP in any given year. That percentage was 28% in both the year ended December 31, 2019 and the year ended December 31, 2020. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.

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

Our investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2020, our investment in fixed maturity securities was approximately $393.6 million, or 50.8% of our total investment and cash portfolio, including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of corporate securities (88.4%) and government securities (11.6%).

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

The determination of the amount of expected credit losses (ECL) and impairments taken on our investments and intangible assets, respectively, involves the estimation of uncertainties which, if they turn out to be incorrect, could have a material adverse effect on our results of operations and financial condition.

We perform an ECL assessment for our investments not held at fair value through profit or loss. ECL for an investment contract is based on the difference between the contractual cash flows due in accordance with the investment contract and all the cash flows that we expect to receive with respect to such contract, discounted at an approximation of the original effective interest rate. The assessment of ECL is sensitive to changes in underlying circumstances, the applicable interest rate environment and the existing economic conditions outlook. Assessing the accuracy of the level of ECL recorded in our financial statements is inherently uncertain given the subjective nature of the process which may result in additional ECL being taken in the future with respect to events that may impact specific investments.

Intangible assets are originally recorded at cost. Intangible assets are reviewed for impairment at least annually or more frequently if indicators are present and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects impairments in operations as such evaluations are revised. Intangible asset impairment charges can result from declines in operating results, divestitures or sustained market capitalization declines and other factors. Impairment charges could materially affect our financial results in the period in which they are recognized. There can be no assurance that our management has accurately assessed the level of impairments taken in our financial statements. Furthermore, management may determine that impairments are needed in future periods and any such impairment will be recorded in the period in which it occurs, which could materially impact our financial position or results of operations. While historically our other-than-temporary impairments have not been material, historical trends may not be indicative of future impairments or allowances. As of December 31, 2020, intangible assets represented approximately 1.2% of shareholders’ equity. We continue to monitor relevant internal and external factors and their potential impact on the fair value of our reportable segments, and if required, we will update our impairment analysis.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the recoverable reinsurance that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2020, the amount owed to us from our reinsurers for paid claims was approximately $29.1 million and the portion of our case reserves due from reinsurers was approximately $160.3 million. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business. For a discussion of certain ongoing disputes with reinsurers, see Note 25 to IGI’s consolidated financial statements included elsewhere in this annual report.

Our operating subsidiaries are rated and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. We currently hold financial strength ratings assigned by third party rating agencies which assess and rate the claims paying ability and financial strength of insurers and reinsurers. The ratings of our operating subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of A.M. Best Inc. or S&P Global Ratings. We currently hold a stable outlook rating of “A (Excellent)” from A.M. Best Inc. and a stable outlook rating of “A-” from S&P.

If the ratings of our operating subsidiaries are reduced from their current levels by A.M. Best Inc. or S&P Global Ratings, our competitive position in the insurance industry might suffer and it might be more difficult for us to market our products, expand our insurance and reinsurance portfolio and renew our existing insurance and reinsurance policies and agreements. A downgrade may also require us to establish trusts or post letters of credit for ceding company clients and could trigger provisions allowing some clients to terminate their insurance and reinsurance contracts with us. Some contracts also provide for the return of the premium for the unexpired periods to the ceding client in the event of a rating downgrade. It is increasingly common for our reinsurance contracts to contain such terms. A significant downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher claims-paying and financial strength ratings and therefore could have a material adverse effect on our results of operations and financial condition.

A.M. Best and S&P Global Ratings periodically review our ratings and may revise them downward or revoke them at their sole discretion based primarily on their analysis of our balance sheet strength (including capital adequacy and claims and claim adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such an analysis include but are not limited to:

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

Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda Government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent or working resident certificate, who meets the minimum standards reasonably required for the position, is available. The Bermuda Government places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees of businesses with a significant physical presence in Bermuda. No assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term.

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

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we may require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit. During 2020, no third parties were required to post collateral for our benefit.

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

In addition, brokers generally are entitled to commingle payments made by, or owing to, us, with their other client monies. These commingled funds owing to us could then be claimed by other creditors or otherwise disposed of, which could prevent us from recovering the amount due. However, the majority of insurance policies have Premium Payment Warranties that enable us to cancel coverage in case of non-payment of premiums. Of the brokers with whom we transact business, as of December 31, 2020, 87% were located in the UK, 3% were located elsewhere in Europe, 9% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 1% were located in North, South and Central America.

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

In addition to exposure to credit risk related to our investment portfolio, and reliance on brokers and other agents, we are subject to credit risk with respect to our reinsurance because the ceding of risk to reinsurers and retrocessionaires does not relieve us of our liability to the clients or companies we insure or reinsure. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. The collectability of reinsurance is subject to the solvency of the reinsurers, interpretation and application of contract language and other factors. We are selective in regard to our reinsurers, placing reinsurance with those reinsurers with stronger financial strength ratings from A.M. Best or S&P Global Ratings, a sovereign rating or a combination thereof. Despite strong ratings, the financial condition of a reinsurer may change based on market conditions. In certain instances, we may also require assets in trust, letters of credit or other acceptable collateral to support balances due. However, there is no certainty that we can collect on these collateral agreements in the event of a reinsurer’s default.

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

We are dependent on the use of third-party software and data, and any reduction in third party product quality or any failure to comply with our licensing requirements could have a material adverse effect on our business, financial condition or results of operations.

We rely on third-party software and data in connection with our underwriting, claims, investment, accounting and finance activity. We depend on the ability of third-party software and data providers to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. Third-party software and data we use may become obsolete or incompatible with versions of products that we will be using in the future, or may lead to temporary or permanent data loss when upgraded to newer versions.

We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace such software. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

We also monitor our use of third-party software and data to comply with applicable license requirements. Despite our efforts, such third parties may challenge our use of such software and data, resulting in loss of rights or costly legal actions. Our business could be materially adversely affected if we are not able, on a timely basis, to effectively replace the functionality provided by software or data that becomes unavailable or fails to operate effectively for any reason. Any of the foregoing could have a material adverse effect on our results of operations.

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

On January 31, 2020, the UK left the EU, commonly referred to as “Brexit”. Under the terms of the Brexit withdrawal agreement between the UK and the EU, the UK then entered a transition period whereby it was no longer a member of the EU but would be treated in certain respects as if it remained a member of the single market and customs union until December 31, 2020. On December 24, 2020, the UK and the EU reached agreement on the draft UK-EU Trade and Cooperation Agreement (“TCA”), which governs a number of areas including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in EU programmes. On December 30, 2020, the TCA was ratified and implemented in the UK pursuant to the EU (Future Relationship) Act 2020. Although the text of the TCA has been agreed by the European Commission, it remains subject to final approvals from the Council of Europe and the European Parliament. To provide time for these approvals to be obtained, the TCA started to apply on a provisional basis at the end of the transition period at 11.00 pm (UK time) on December 31, 2020. Such provisional application ceases on the earlier of the date the agreement enters into force and (unless the final date is extended) April 30, 2021. Uncertainty regarding the final terms and permanent application of the TCA will remain until it has been ratified in the EU.

Due to the size and importance of the economy of the UK, the uncertainty and unpredictability concerning the UK’s future laws and regulations (including financial laws and regulations, tax and free trade agreements) as well as its legal, political and economic relationships with the EU, Brexit may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future. It is difficult to determine what the precise impact of the new relationship between UK and the EU will be on general economic conditions in the UK. The uncertainty could contribute to a decline in equity markets, bond markets, interest rates and property prices. In particular, considerable uncertainty remains in the context of the financial services sector. The TCA does not cover financial services (other than through a general undertaking to ensure the implementation and application of internationally agreed standards in the financial services sector for regulation and supervision), leaving decisions of “equivalence” and “adequacy” to be determined by each side unilaterally in due course. In the long term, Brexit could lead to divergence between UK and EU regulatory systems as the UK determines which EU laws and regulations to maintain and which to replace, which could have negative tax, accounting and financial reporting obligations. Any of these effects of Brexit, and others we cannot anticipate, could have a material adverse effect on our business, results of operations and financial condition.

IGI has developed contingency plans to ensure that we will continue to be able to provide insurance services throughout Europe despite Brexit. IGI is in the late stages of establishing an EU insurance operation in Malta (as a wholly owned subsidiary of IGI Bermuda), from which we will have direct access to the European market which is no longer accessible from the UK as a result of Brexit. We submitted our application to the Malta Financial Services Authority (MFSA) on November 23, 2020 and continue to have constructive dialogue with the Malta insurance regulator. We have received a notice from the MFSA indicating that it is minded to issue an authorization to IGI to carry on the business of insurance and reinsurance in specified lines of business, subject to satisfactory completion of due diligence and satisfaction of certain regulatory conditions. While the application for this subsidiary remains under review, we are unable to write certain business within the European Economic Area. We can give no assurance as to the timing of the Malta regulator’s review of our application. As of December 31, 2020, our UK subsidiary had approximately $21.6 million of direct business domiciled in the European Union, when measured in terms of gross written premium. This figure excludes a further $15.7 million of business in Norway (which is a member of the EEA but not the EU). The majority of this Norway business is non-renewable.

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

Risks Relating to Ownership of Our Securities

Our main holding is our ownership of IGI Dubai (and, indirectly, IGI Dubai’s subsidiaries) and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common shares or satisfy other financial obligations.

We are a holding company and do not directly own any operating assets other than our ownership of interests in IGI Dubai. We depend on IGI Dubai for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, IGI Dubai may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

Additionally, our primary operating subsidiary is IGI Bermuda, which is subject to Bermuda regulatory constraints that affect its ability to pay dividends on its common shares and make other distributions. Under the Bermuda Insurance Act 1978, as amended (the “Insurance Act”), and related regulations, IGI Bermuda, as a Class 3B insurer, is required to maintain certain minimum capital, liquidity and solvency levels and is prohibited from declaring or paying dividends that would result in noncompliance with this requirement. In addition, a Class 3B insurer is prohibited from declaring or paying any dividends, in any financial year, of more than 25% of its total statutory capital and surplus, as shown on its previous financial year statutory balance sheet, unless at least seven days before payment of the dividends it files an affidavit with the Bermuda Monetary Authority that it will continue to meet its required solvency margins.

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

We are subject to numerous rules and regulations of the SEC and Nasdaq by virtue of being a publicly reporting company in the U.S.

Since March 2020, IGI has been subject to numerous rules, regulations, corporate governance requirements and other reporting obligations in the U.S. by virtue of being a publicly reporting company listed on Nasdaq in the U.S. These include numerous rules, regulations and requirements adopted by the SEC pursuant to the Exchange Act and the Sarbanes-Oxley Act and rules and regulations adopted by Nasdaq. The significant regulatory oversight and reporting obligations imposed on public companies require substantial attention from our senior management and from time to time could divert attention away from the day-to-day management of our businesses, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, corporate governance obligations, including with respect to the development and implementation of appropriate corporate governance policies, and concurrent service on the board of directors and possibly multiple board committees, impose additional burdens on our non-executive directors.

As a result of these regulatory requirements, we have incurred higher costs associated with being a public company, including significant additional legal, compliance, accounting, reporting, insurance and other applicable costs following completion of the Business Combination. This includes hiring of more employees or engaging outside consultants to comply with these requirements.

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

Before we became a U.S. public company, during 2019, IGI Dubai made approximately $90,000 of salary advances to one of our executive officers. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits a public company from extending or maintaining credit or arranging for the extension of credit in the form of a “personal loan” to directors or executive officers. While these advances remained outstanding following the closing of the Business Combination in March 2020, the advances were paid off during 2020 and as of December 31, 2020 there were no outstanding advances or other loans to directors and officers.

Failure to maintain effective internal control over financial reporting (ICOFR) could have a material adverse effect on our business, operating results and stock price.

Prior to the consummation of the Business Combination, IGI was neither a publicly listed company, nor an affiliate of a publicly listed company, and did not have dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.

In connection with the external audit of IGI’s financial statements as of and for the years ended December 31, 2016, 2017 and 2018, in preparation for the Business Combination, certain deficiencies in financial reporting and internal controls were noted which were deemed to be a material weakness under applicable PCAOB standards. This material weakness related to an entity level and financial reporting control environment that was neither designed, nor operated, with appropriate precision to prevent or detect accounting or disclosure errors that may be material to the financial statements and a lack of a fully developed accounting department infrastructure commensurate with those of a publicly listed company able to evaluate, account for and disclose complex transactions. Neither IGI nor its auditors were required to perform an evaluation of internal control over financial reporting as of December 31, 2017, 2018 and 2019 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until our first annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may not occur for another four years.

As a result of the material weakness identified above, management concluded that, as of December 31, 2019, our internal control over financial reporting was not effective and necessary actions were needed to address the weakness.

Since identifying such material weakness, our management has implemented a remediation plan in order to address the material weakness, including, among other things, recruiting several trained and experienced personnel in the areas of finance and accounting, enhancing the training given with respect to the application of IFRS and SEC reporting for all of the personnel and management involved in the supervision and monitoring of our accounting and reporting functions, engaging outside consultants in areas such as the valuation of investments, engaging the services of an expert to help review IGI’s internal control framework and IGI’s entity level controls as well as documenting and mapping all critical internal control functions to ensure effectiveness of the Company’s internal control over financial reporting and implementing new systems and automating certain processes wherever necessary. As a result of such remediation efforts, our management has determined that the above material weakness has been remediated as of December 31, 2020. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we may fail to meet our future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Although our securities are listed on Nasdaq, there can be no assurances that an active trading market for our securities will be sustained. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our performance, large purchases or sales of the common shares, legislative changes and general economic, political or regulatory conditions. The release of our financial results may also cause our share price to vary. If an active market for our securities does not develop, it may be difficult for you to sell our common shares you own or purchase without depressing the market price for the shares or to sell the shares at all. The existence of an active trading market for our securities will depend to a significant extent on our ability to continue to meet Nasdaq’s listing criteria, which we may be unable to accomplish.

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

You will have limited ability to bring an action against the Company or against its directors and officers, or to enforce a judgment against the Company or them, because the Company is incorporated in Bermuda, because the Company conducts its operations primarily outside of the United States and because a majority of the Company’s directors and officers reside outside the United States (the “U.S.”)

We are an exempted company incorporated in Bermuda and, as a result, the rights of the holders of our common shares will be governed by Bermuda law and our memorandum of association and our Amended and Restated Bye-laws. We conduct our operations through subsidiaries which are located primarily outside the U.S. All of our current assets are located outside the U.S., and substantially all of our business is conducted outside the U.S. All of our officers and a majority of our directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it could be difficult or impossible for you to effect service of process on these individuals in the U.S. in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the U.S. judgments obtained in U.S. courts against the Company or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S. against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions. In addition, our Amended and Restated Bye-laws state that all disputes arising out of the Companies Act 1981 of Bermuda or out of or in connection with our Amended and Restated Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

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

A non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year if either at least 75% of its gross income for such taxable year is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”). Accordingly, for purposes of these rules, the Company will be treated as owning all the assets of the two insurance companies through which it conducts its business (viz., IGI Bermuda and IGI UK (together, the “Insurance Subs”)). Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” (a “QIC”) is excluded from the definition of passive income, even though that income would otherwise be considered passive (the “Insurance Company Exception”). Although not free from doubt, under certain recently proposed regulations on which taxpayers may rely until final regulations are published (the “Proposed Regulations”), the Company believes the Insurance Company Exception will apply to all of the QIC’s income earned with respect to assets of the QIC that are available to satisfy liabilities of the QIC related to its insurance business. Taking into account the income and assets of the Insurance Subs, which are treated as the income and assets of the Company for purposes of the PFIC rules, and treating that income and assets as active, the Company expects that less than 75% of its total income and that less than 50% of its total assets will be passive. Thus, the Company expects that it will not be treated as a PFIC for the current year and does not expect to be so treated in foreseeable future years. However, the PFIC determination is factual in nature and is made annually. In particular, it will depend on the relative assets and insurance liabilities of each of the Insurance Subs and on the manner in which they conduct their businesses and are regulated. Accordingly, no assurance can be given that the Company will not be a PFIC for the current year or will not become a PFIC in any future taxable year. A U.S. investor that owns Company common shares or warrants during any year in which the Company is a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Taxation—Material United States Federal Income Tax Considerations——Passive Foreign Investment Company (“PFIC”).”

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

We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. After we no longer qualify as an emerging growth company, if we are not an accelerated filer (which requires a market capitalization of at least $75 million) or a large accelerated filer (which requires a market capitalization of at least $700 million) we would continue to be exempt from the auditor attestation requirement for the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

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

Former IGI Dubai shareholders will continue to exert significant influence over the Company as a result of their shareholdings, and their interests may not be aligned with those of the other shareholders.

Former IGI Dubai shareholders own approximately 61.4% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:

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

Furthermore, Wasef Jabsheh, who was IGI Dubai’s Founder, Chief Executive Officer and Vice Chairman and is currently our Chief Executive Officer and Chairman, is our largest single shareholder and beneficially owns approximately 33.8% of our issued and outstanding common shares. Two other former IGI Dubai shareholders, Oman International Development & Investment Company SAOG (“Ominvest”) and Argo Re Limited (“Argo”), beneficially own 14.2% and 9.9% of our issued and outstanding common shares, respectively. In addition, Mohammed Abu Ghazaleh, the former Chairman of IGI Dubai’s board of directors, beneficially owns 4.8% of our issued and outstanding common shares. (Beneficial ownership is calculated in accordance with the rules and regulations of the SEC.) Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis the Company and minority shareholders, the former IGI Dubai shareholders may make decisions in respect of the business that do not serve the interests of the Company or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

The grant and future exercise of registration rights may adversely affect the market price of our common shares.

Pursuant to the registration rights agreement among Tiberius and the Sponsor, and officers and directors of Tiberius, that was assumed by the Company in connection with the Business Combination, and the registration rights agreement among the Company, the Sponsor in its capacity as the Purchaser Representative, and certain former shareholders of IGI Dubai entered into at the Closing of the Business Combination, we were required to file a resale registration statement shortly after closing which registered for resale our common shares held by the Sponsor, the former officers and directors of Tiberius and former shareholders of IGI Dubai. In addition, the Sponsor, the former officers and directors of Tiberius and certain former shareholders of IGI Dubai can demand that the Company register their registrable securities under certain circumstances and also have piggyback registration rights for their securities in connection with certain registrations of securities that we undertake. We are also required to file and maintain an effective registration statement under the Securities Act covering securities issued at Closing to investors pursuant to forward purchase contracts and securities issued at Closing to the PIPE Investors. We are also required to file a registration statement covering the issuance of our common shares upon the exercise of our warrants. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020.

The registration of these securities pursuant to the registration statement or any future registration statement that the Company may file will permit the public resale of such securities, subject to any contractual lockup restrictions. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common shares.

Sales of a substantial number of our securities in the public market could adversely affect the market price of our common shares.

As of December 31, 2020, Wasef Jabsheh, Oman International Development & Investment Company SAOG (“Ominvest”), Argo Re Limited (“Argo”) and the permitted transferees of Lagniappe Ventures LLC (the historic sponsor of Tiberius Acquisition Corp.) owned 13,822,320, 6,942,692, 4,309,137 and 2,902,152 of our common shares, respectively. Following the closing of the Business Combination, a significant amount of these shares were subject to a one-year lock-up restriction that expired on March 17, 2021. After the end of the lock-up period, these common shares and those which are issuable upon exercise of the warrants owned by Mr. Jabsheh and Argo became eligible for future sale in the public market. Sales of a significant number of our common shares in the public market, or the perception that such sales could occur, could reduce the market price of our common shares.

In addition, our affiliates and the former IGI Dubai shareholders who received restricted securities in the Business Combination may sell our common shares pursuant to Rule 144 under the Securities Act, which became available to the Company, as a former shell company, on March 23, 2021 (one year after our filing with the SEC of a Shell Company Report on Form 20-F containing Form 10 type information reflecting the Business Combination). In these cases, the resales must meet the criteria and conform to the requirements of Rule 144.

Upon effectiveness of the registration statement filed by us pursuant to the registration rights agreement or any future registration statement that the Company may file or upon satisfaction of the requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the former IGI Dubai shareholders may sell large amounts of our common shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our securities.

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

In addition, the European Insurance and Occupational Pension Authority (“EIOPA”) stated in its December 2020 Financial Stability Report that it “strongly recommends insurers to maintain extreme caution and prudence within their capital management.” EIOPA also stated that any dividend distributions “should not exceed thresholds of prudency and institutions should ensure that the resulting reduction in the quantity or quality of their own funds remains at levels appropriate to the current levels of risks.”

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

Item 4. Information on the Company

A. History and development of the Company

General

International General Insurance Holdings Ltd. was incorporated on October 28, 2019 under the laws of Bermuda as an exempted company solely for the purpose of effectuating the Business Combination, which was consummated on March 17, 2020, at which time we became a public company. Prior to the Business Combination, the Company owned no material assets and did not operate any business.

Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our principal executive office is located at 74 Abdel Hamid Sharaf Street, PO Box 941428, Amman 11194, Jordan, and our telephone number is +962 6 562 2009. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

On October 10, 2019, IGI Dubai entered into the Business Combination Agreement (as amended, the “Business Combination Agreement”) with Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), Lagniappe Ventures LLC, a Delaware limited liability company (the “Sponsor”), Wasef Jabsheh (solely in his capacity as the representative of the holders of IGI Dubai’s outstanding capital shares (the “Sellers”)) and, pursuant to a joinder thereto, the Company and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”).

Pursuant to the Business Combination Agreement, among other matters, on March 17, 2020 (1) Merger Sub merged with and into Tiberius, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving securities of the Company (the “Merger”) and (2) all of the outstanding share capital of IGI Dubai was exchanged by the Sellers for a combination of common shares of the Company and aggregate cash consideration of $80.0 million (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

In accordance with the terms and conditions of the Business Combination Agreement, each of Tiberius and IGI Dubai became a subsidiary of the Company and the Company became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI Dubai. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, our common shares and warrants to purchase common shares became listed on the Nasdaq Capital Market (“Nasdaq”).

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at www.sec.gov.

Our principal website address is www.iginsure.com. The information contained on our website does not form a part of, and is not incorporated by reference into, this annual report.

B. Business Overview

Securityholders should read this section in conjunction with the more detailed information about the Company contained in this annual report, including our audited financial statements and the other information appearing in the section entitled “Operating and Financial Review and Prospects.”

General

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty, financial institutions, marine and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, our wholly owned subsidiary International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Center (“IGI Dubai”), has prudently grown our business with a focus on underwriting profitability.

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

Our Chief Executive Officer, Wasef Jabsheh, with the assistance of our President, Walid Jabsheh, founded IGI Dubai in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $153 million for the year ended December 31, 2009 to $467.3 million for the year ended December 31, 2020, resulting in a compound annual growth rate (CAGR) of 10.7%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 90.7% over the same time period. Our growth and underwriting performance has allowed us to post consistently strong profitability levels with an unlevered return on average equity of 9.8% over the same time period with limited volatility through market cycles.

Our primary underwriting subsidiary, International General Insurance Co. Ltd. (“IGI Bermuda”), is a class 3B insurance and reinsurance company regulated by the Bermuda Monetary Authority. IGI Bermuda’s subsidiary, International General Insurance Company (UK) Ltd. (“IGI UK”), underwrites UK and international domiciled business and risks that are predominantly sourced through London brokers and is regulated by the UK Prudential Regulatory Authority (“PRA”) and the UK Financial Conduct Authority (“FCA”). We maintain our centralized operational functions in Amman, Jordan, complemented by offices in London and Dubai and our Asia Pacific hub in Kuala Lumpur, Malaysia. We are licensed as a Tier 2 reinsurer in Labuan, Malaysia and have a representative office in Casablanca, Morocco.

Our presence in various geographic locations provides us with access to global business in profitable niche markets. Our technical underwriting capabilities, client service, nimble culture and ability to quickly adapt to changing market conditions further support our strong market position and reputation as an expert in niche businesses in our core geographies.

The following charts show the sources of IGI’s gross written premium by geography, segment and line of business during the year ended December 31, 2020:

GWP by geography, 2020	GWP by segment and lines of business, 2020

Our Competitive Strengths

We believe we distinguish ourselves from our competitors as follows:

Market respected and highly effective management team

Our management team has an average of over 30 years of relevant experience working in insurance, reinsurance and capital markets in various countries. We are led by our Founder and Chief Executive Officer, Wasef Jabsheh, who has over 50 years of industry experience and has been recognized with multiple industry accolades. Our key management team has worked together for several years, providing stability and consistency of approach to the market. In addition, our senior management team takes a hands-on approach to the business and is readily accessible to the underwriters and other employees, making for a flat structure where decisions are made quickly. The management team has embedded a high performance, service-oriented culture within the Company, which has helped differentiate us in the market and resulted in IGI receiving the “Reinsurance Company of the Year” award at the 2020 Middle East Insurance Industry Awards.

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

Long-standing relationships with key brokers

Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 67.4% of our premiums in the year ended December 31, 2020. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace. A pillar of our high quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.

Geographically diverse, specialty and niche book of business

Since IGI’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2020, we wrote 33.9% of our business in the United Kingdom, 12.8% in Continental Europe, 4.4% in Latin America, 10.4% in the Middle East and 8.0% in Asia. The remaining business was underwritten in the Caribbean, Africa, Australasia and North America. We currently underwrite business in three business segments through 10 lines of business spanning across attractive specialty and niche products. Of $467.3 million in gross written premiums for the year ended December 31, 2020, 43.2% was generated by our specialty long-tail segment, 52.7% by the specialty short-tail segment and 4.1% by the reinsurance segment.

Disciplined risk selection

Our underwriting approach combines decades of customized underwriting experience of our management and underwriting teams with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2020, 72% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 24% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 4% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

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

Expand our presence to new specialty lines of business and markets

We seek to leverage our proven advantages of technical underwriting, local market knowledge, distribution relationships and financial strength to grow into adjacent lines and markets. We continually seek to evaluate additional lines of business and markets that will complement our core competencies and where we believe we can generate attractive risk-adjusted returns. For example, in 2011, we started underwriting our ports and terminals line of business, which has grown to $25.5 million of premiums in 2020. In addition, our expansion into Kuala Lumpur has opened up new business opportunities that will further strengthen our offerings in Asia Pacific. In April 2020, we expanded into the U.S. market and began writing excess and surplus lines of business.

Maintain balance sheet strength and thorough reserves assessment

Our balance sheet strength underpins our clients’ confidence in our business and uniquely positions us among other insurers and reinsurers of our size. We maintain a conservative balance sheet, which reflects our rigorous reserving practices, use of reinsurance and conservative investment policy. Our business profile including our well-diversified and profitable book of business, along with our strong capitalization, among other factors, led to “A” (Excellent)/Stable and “A-”/Stable ratings by A.M. Best and S&P Global Ratings, respectively.

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

Maintain our conservative investment strategy

We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of December 31, 2020, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 39.4% of our invested assets and fixed income securities represented 50.8% of our invested assets as of December 31, 2020. Our fixed income portfolio is geographically diverse with an average maturity of three years, with 67.3% of the securities in our portfolio having an S&P Global Ratings rating of ‘A’ and above as of December 31, 2020.

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

Our Specialty Short-tail segment includes our energy (upstream, downstream, power and renewable), property, construction and engineering, political violence, ports and terminals, marine cargo and general aviation lines of business. The lines of business in our specialty short-tail segment generally include exposures for which losses are usually known and paid within a relatively short period of time after the underlying loss event has occurred. The underlying loss events typically tend to be of lower frequency and higher severity.

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

The following tables show our gross written premium for the prior three years both on a segment basis and on a line of business and a geographic basis:

	Year Ended December 31,
	2018	2019	2020
	($) in millions
Specialty Long-tail
Casualty	$73.7	$115.9	$163.3
Financial Institutions	16.1	23.2	33.6
Marine Liability and Trade	1.7	3.0	5.0
Specialty Short-tail
Energy	81.4	72.1	91.7
Property	43.8	46.1	69.9
Construction & Engineering	18.2	20.7	26.9
Political Violence	11.4	8.3	8.3
Ports & Terminals	19.1	22.4	25.5
General Aviation	18.0	19.2	23.0
Marine Cargo	0.5	0.4	0.8
Reinsurance
Treaty Reinsurance	17.8	18.0	19.3
Total Gross Written Premiums	$301.6	$349.2	$467.3

	Year Ended December 31,
	2018	2019	2020
	($) in millions
UK	$76.7	$115.9	$158.3
Europe	34.5	37.3	60.0
Worldwide	35.0	33.3	26.6
Middle East	32.4	36.9	48.4
Africa	13.6	16.5	20.9
Asia	27.8	32.8	37.4
Central America	26.7	37.7	37.5
South America	26.4	11.1	20.5
North America	0.9	4.3	22.6
Caribbean Islands	15.1	8.3	16.0
Australasia	12.6	15.2	19.1
Grand Total	$301.6	$349.2	$467.3

Specialty Long-tail Segment

Casualty

Our casualty line of business represented approximately 33.2% and 34.9% of our GWP for the years ended December 31, 2019 and 2020, respectively.

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

Financial Institutions

Our financial institutions line of business represented approximately 6.6% and 7.2% of our GWP for the years ended December 31, 2019 and 2020, respectively.

The financial institutions business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.

Marine Liability and Trade

Our marine liability and trade line of business represented approximately 0.9% and 1.1% of our GWP for the years ended December 31, 2019 and 2020, respectively.

Our marine liability and trade portfolio covers third party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We focus our marine liability and trade portfolio predominantly on Asia and Europe.

Specialty Short-tail Segment

Energy

Our energy businesses represented approximately 20.6% and 19.6% of our GWP for the years ended December 31, 2019 and 2020, respectively. We have a lead capability in both upstream energy and downstream energy (oil & gas, petrochemicals, refining, conventional power and renewable energy), with a maximum exposure of $50 million and $35 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.

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

Our downstream energy business provides expert insurance for a wide range of onshore energy plants around the world, with a particular focus in the Middle East, Afro-Asian, European and Latin American regions. We underwrite a portfolio of predominantly operating risks in the onshore energy sector, with an emphasis on operators and companies with proven track records and strong risk management policies, with a geographically diversified portfolio. Our clients in the downstream energy line of business include petrochemical operators, oil refineries, utilities, independent power producer (IPP) companies and energy pipeline operators. We insure a spread of operational risks including machinery breakdown and property damage, and associated loss of revenues.

We began underwriting renewable energy in 2018. Our renewable energy business provides expert insurance for a wide range of risks including: wind power (onshore and offshore), solar power (photovoltaic, concentrated, thermal and floating), bioenergy (biomass, biogas, biofuels and waste-to-energy), hydro, geothermal, wave & tidal, battery storage, and other emerging technologies, e.g. energy efficiency. We cover the full life-cycle of a renewable energy project, namely construction, marine and inland transit, operational and decommissioning, including associated loss of revenues, liabilities, as well as natural catastrophe risks. We write business on a worldwide basis.

Property

Our property business represented approximately 13.2% and 15.0% of our GWP for the years ended December 31, 2019 and 2020, respectively.

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

Construction & Engineering

Our construction and engineering business represented approximately 5.9% and 5.8% of our GWP for the years ended December 31, 2019 and 2020, respectively.

Our construction and engineering line of business provides coverage construction all risks (CAR), civil engineering completed risks (CECR), machinery breakdown and business interruption (MB/BI), erection all risks (EAR), contractors’ plant and equipment (CPE/CPM) and inherent defects insurance (IDI). We focus our construction & engineering portfolio on inherent defects insurance, construction all risks and erection all risks.

Political Violence

Our political violence portfolio represented approximately 2.4% and 1.8% of our GWP for the years ended December 31, 2019 and 2020, respectively.

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

Ports and Terminals

Our ports and terminals business represented approximately 6.4% and 5.5% of our GWP for the years ended December 31, 2019 and 2020, respectively.

Our current offerings in this line of business include the handling of equipment, damage to port property, business interruption and damage to port craft, liabilities to authorities and other liabilities. We primarily serve port authorities, terminal operators, stevedores, warehouse operators and depot operators. This also includes a variety of organizations specializing in other aspects of the shipping industry, including freight forwarders, non-vessel operating common carriers, ship managers, ship agents and ship brokers.

General Aviation

Our general aviation business represented approximately 5.5% and 4.9% of our GWP for the years ended December 31, 2019 and 2020, respectively.

Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangar keepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.

Marine Cargo

Our marine cargo line of business represented approximately 0.1% and 0.2% of our gross written premium for the years ended December 31, 2019 and 2020, respectively.

Our marine cargo portfolio covers general cargo, oil, machinery and equipment, project cargo, war on land and freight forwarders. We cover cargo for physical loss or damage while in transit by air, land or sea for importers, exporters and manufacturers. We have a worldwide focus for our marine cargo portfolio.

Reinsurance Segment

Our reinsurance business represented approximately 5% and 4.1% of our GWP for the years ended December 31, 2019 and 2020, respectively.

Our reinsurance portfolio includes primarily underwritten programs related to the marine liability and trade, energy, property, engineering, motor, casualty and aviation sectors, and is concentrated in the MENA region and the wider Afro-Asian and European markets. Our reinsurance portfolio is primarily written on a non-proportional or excess-of-loss basis. Property reinsurance forms the most significant portion of our overall treaty reinsurance portfolio.

Our History

Our group was founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our Labuan branch, which is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermuda subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established our UK subsidiary, which commenced business in 2011. The UK subsidiary underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London.

On March 17, 2020, we completed the Business Combination with Tiberius, as a result of which each of IGI Dubai and Tiberius became a subsidiary of the Company and the Company became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI Dubai. Upon consummation of the Business Combination, our common shares and warrants to purchase common shares became listed on Nasdaq.

Platform Overview

We primarily underwrite business through IGI Bermuda and IGI UK (which is a subsidiary of IGI Bermuda). Additionally, we issue Labuan-governed policies (through a capitalized Malaysian branch of IGI Bermuda) and are also licensed to issue Islamic re-takaful policies. The platforms through which IGI issues these policies are discussed below.

IGI Bermuda

IGI’s Bermuda-governed policies are issued pursuant to a license held by IGI Bermuda. The underwriting operations for the Bermuda-governed policies are located in IGI Underwriting Co. Ltd. (“IGI Underwriting”), which is registered and based in Amman, Jordan. When a Bermuda-governed policy is sourced through IGI’s office in the United Kingdom, the policy is referred to the office in Amman for formal underwriting approval. IGI Dubai also has underwriting authority to underwrite Bermuda-governed policies through an underwriting agency agreement, subject to authority limits, and IGI Morocco operates a representative office of IGI Bermuda in Casablanca which is authorized to issue Bermuda governed policies. IGI Bermuda has two additional wholly-owned subsidiaries: Specialty Mall Investment Co., which focuses on real estate properties, development, and leasing, and IGI Services Limited, which focuses on owning and chartering aircraft.

IGI UK

IGI’s UK-governed policies are primarily underwritten by IGI UK based in London. IGI UK serves as an important point of contact for brokers based in London, through whom IGI sources the majority of its business. IGI also owns North Star, a specialty underwriting agency for writing marine liability and trade, war and special risks policies and which is based alongside IGI UK in IGI’s London office. North Star is currently not transacting any business, but can easily be reactivated.

IGI Labuan Branch

International General Insurance Co. Ltd — Labuan Branch (the “Labuan Branch”), a second-tier reinsurer registered in Labuan, Malaysia, is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. The Labuan Branch obtained the approval of the Labuan Financial Services Authority to engage the Labuan Financial Services Authority’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in the Labuan International Offshore Financial Center. IGI’s Labuan-based operation is supported by an Asia Pacific hub in Kuala Lumpur, which also serves as a point of contact for local brokers in Asia. Both Labuan-governed policies and Bermuda-governed policies sourced through the Labuan Branch are referred to IGI’s Amman office for underwriting approval.

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

Marketing and Distribution

We source our business primarily through brokers, with 67.4% of 2020 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Arthur J. Gallagher, Aon, Willis, Miller, Marsh and RKH Group.

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

The following charts show the percentage breakdown of net case and IBNR including ULAE reserves as of December 31, 2019 and 2020:

December 31, 2019	December 31, 2020

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

Investments

Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $20.7 million as of December 31, 2020 which is managed by a third party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee of the board of directors.

The combination of a modest allocation to equities and the high quality and diversified nature of IGI’s bonds and term deposits has resulted in a minor negative mark to market adjustment in its investment portfolio for the year ended December 31, 2020. However, a material fair value revaluation loss close to 10% and 15% from the previous year end was recorded against investment properties owned directly in Jordan and through associates in Lebanon, respectively, which is in line with the overall correction seen in the regional commercial real estate valuations post pandemic.

The following charts show the percentage breakdown of our investment assets by class as of December 31, 2019 and 2020:

Investment by Asset Class as of December 31, 2019	Investment by Asset Class as of December 31, 2020

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

Regulatory Overview

Bermuda Regulatory Considerations

Bermuda Insurance Regulation

The Insurance Act. The Insurance Act 1978 (the “Insurance Act”), which regulates the business of IGI Bermuda, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The Bermuda Monetary Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose at any time. It is not necessary that the insurance company be incorporated in Bermuda. A foreign corporation may obtain a permit under the Companies Act 1981 (the “Companies Act”) to carry on business in Bermuda and then be registered as an insurer in Bermuda under the Insurance Act. (The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” (although in certain circumstances a condition to registration may be imposed to the effect the company may carry on only reinsurance business). The Insurance Act uses the defined term “insurance business” to include reinsurance business. References herein to insurance companies include reinsurance companies.) The Insurance Act also grants to the Bermuda Monetary Authority powers to supervise, investigate and intervene in the affairs of insurance companies. An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority’s functions and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards, as well as auditing and reporting requirements. Bermuda is a Solvency II equivalent jurisdiction, meaning that Bermuda’s laws and regulations broadly mirror the requirements under the Solvency II regime. See “Business—Regulatory Overview—UK and EU Regulatory Framework” and “Operating and Financial Review and Prospects—Capital Requirements—PRA Requirements.” Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 3B insurers are set forth below.

Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on general business and insurers carrying on special purpose business. There are two classifications of insurers carrying on special purpose business: special purpose insurers and collateralized insurers.

There are several classifications of insurers carrying on general business ranging from Class 1 insurers (pure captives) to Class 4 insurers (large commercial underwriters).

There are also several classifications of insurers carrying on long-term business ranging from Class A insurers to Class E insurers.

Classification as a Class 3B Insurer. A body corporate is registrable as a Class 3B insurer where (i) 50% or more of its net premiums written or (ii) 50% or more of its net loss and loss expense provisions, represent unrelated business and its total net premiums written from unrelated business are $50,000,000 or more. IGI Bermuda is registered as a Class 3B insurer with the Bermuda Monetary Authority in Bermuda and is regulated as such under the Insurance Act.

Minimum Paid-Up Share Capital. A Class 3B insurer is required to maintain fully paid up share capital of at least US$120,000.

Principal Representative and Principal Office. A Class 3B insurer is required to maintain a principal office and to appoint a resident principal representative in Bermuda. IGI Bermuda has appointed Marsh IAS Management Services (Bermuda) Ltd. as its principal representative. The address of IGI Bermuda’s principal office is 44 Church Street, Hamilton HM12, Bermuda. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the Authority is given of the intention to do so

It is the duty of the principal representative to forthwith notify the Bermuda Monetary Authority where the principal representative reaches the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent, or on it coming to the knowledge of the principal representative, or the principal representative having reason to believe that a reportable “event” has occurred. Examples of a reportable “event” include a failure by the insurer to comply substantially with a condition imposed upon it by the Bermuda Monetary Authority relating to a solvency margin or a liquidity or other ratio, a significant loss reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement (discussed below) and the occurrence of a “material change” (as such term is defined under the Insurance Act) in its business operations.

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

Head Office Requirement. A Class 3B insurer is required to maintain its head office in Bermuda. In determining whether the insurer satisfies this requirement, the Bermuda Monetary Authority shall consider, inter alia, the following factors: (i) where the underwriting, risk management and operational decision making of the insurer occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision making related to the insurance business of the insurer are located in Bermuda; and (iii) where meetings of the board of directors of the insurer occur. In making its determination, the Bermuda Monetary Authority may also have regard to (a) the location where management of the insurer meets to effect policy decisions of the insurer; (b) the residence of the officers, insurance managers or employees of the insurer; and (c) the residence of one or more directors of the insurer in Bermuda. This provision does not apply to an insurer that has a permit to conduct business in Bermuda under the Companies Act or the Non-Resident Insurance Undertakings Act 1967. IGI Bermuda’s Head Office remediation plan was assessed. It was concluded that there must be a frequent presence of the senior executives who are responsible for and involved in the decision making related to the insurance business in Bermuda. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure that it is managed and directed from Bermuda, which may result in additional operational cost. IGI Bermuda’s Head Office remediation plan may be changed based on additional guidance by the Bermuda Monetary Authority, subsequent legislative requirements and/or any other governmental issuances which may affect the interpretation of the Head Office requirements and thus impact IGI Bermuda’s remediation plan.

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

The Class 3B insurer is required to submit annually an opinion of its approved loss reserve specialist with its capital and solvency return in respect of its total general business insurance technical provisions (i.e. the aggregate of its net premium provisions, net loss and loss expense provisions and risk margin, as each is reported in the insurer’s statutory economic balance sheet). The loss reserve specialist’s opinion must state, among other things, whether or not the aggregate amount of technical provisions shown in the statutory economic balance sheet as of the end of the relevant financial year (i) meets the requirements of the Insurance Act and (ii) makes reasonable provision for the total technical provisions of the insurer under the terms of its insurance contracts and agreements.

Annual Financial Statements. A Class 3B insurer is required to prepare and submit, on an annual basis, audited international financial reporting standards or GAAP financial statements (as defined below) and audited statutory financial statements.

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

Declaration of Compliance. At the time of filing its statutory financial statements, a Class 3B insurer is also required to deliver to the Bermuda Monetary Authority a declaration of compliance, in such form and with such content as may be prescribed by the Bermuda Monetary Authority, declaring whether or not the Class 3B insurer has, with respect to the preceding financial year (i) complied with all requirements of the minimum criteria applicable to it; (ii) complied with the minimum margin of solvency as at its financial year end; (iii) complied with the applicable enhanced capital requirements as at its financial year end; (iv) complied with applicable conditions, directions and restrictions imposed on, or approvals granted to, the Class 3B insurer; and (v) complied with the minimum liquidity ratio for general business as at its financial year end. The declaration of compliance is required to be signed by two directors of the Class 3B insurer, and if the Class 3B insurer has failed to comply with any of the requirements referenced in (i) through (v) above or observe any limitations, restrictions or conditions imposed upon the issuance of its license, if applicable, the Class 3B insurer will be required to provide the Bermuda Monetary Authority with particulars of such failure in writing. A Class 3B insurer is liable to civil penalty by way of a fine for failure to comply with a duty imposed on it in connection with the delivery of the declaration of compliance.

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

The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to make this certification.

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

Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 3B insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, funds held by ceding reinsurers and any other assets which the Bermuda Monetary Authority, on application in any particular case made to it with reasons, accepts in that case.

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

The MSM that must be maintained by a Class 3B insurer with respect to its general business is the greater of (i) $1,000,000, or (ii) 20% of the first $6,000,000 of net premiums written; if in excess of $6,000,000, the figure is $1,200,000 plus 15% of net premiums written in excess of $6,000,000 or (iii) 15% of the aggregate of net loss and loss expense provisions and other insurance reserves or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year.

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

Eligible Capital. To enable the Bermuda Monetary Authority to better assess the quality of the insurer’s capital resources, a Class 3B insurer is required to disclose the makeup of its capital in accordance with the recently introduced ‘3-tiered eligible capital system’. Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 3B insurer’s MSM, ECR and TCL.

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

Code of Conduct. The Insurance Code of Conduct (the “Insurance Code of Conduct”) prescribes the duties, standards, procedures and sound business principles with which all insurers registered under the Insurance Act must comply. The Bermuda Monetary Authority will assess an insurer’s compliance with the Insurance Code of Conduct in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Insurance Code of Conduct will be taken into account by the Bermuda Monetary Authority in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act, may result in the Bermuda Monetary Authority exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.

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

Policyholder Priority. In the event of a liquidation or winding up of an insurer, policyholders’ liabilities receive prior payment ahead of general unsecured creditors. Subject to the prior payment of preferential debts under the Employment Act 2000 and the Companies Act, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer. Insurance debt is defined as a debt to which an insurer is or may become liable pursuant to an insurance contract, excluding debts owed to an insurer under an insurance contract where the insurer is the person insured. Insurance contract is defined as any contract of insurance, capital redemption contract or a contract that has been recorded as insurance business in the financial statements of the insurer pursuant to the Insurance Accounts 1980 or the Insurance Account Rules 2016, as applicable.

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

Notification of Cyber Reporting Events. Every insurer is required to notify the Bermuda Monetary Authority forthwith on it coming to the knowledge of the insurer, or where the insurer has reason to believe that a Cyber Reporting Event has occurred. Within 14 days of such notification the insurer must also furnish the Bermuda Monetary Authority with a written report setting out all of the particulars of the Cyber Reporting Event that are available to it. A Cyber Reporting Event includes any act that results in the unauthorised access to, disruption, or misuse of electronic systems or information stored on such systems of an insurer, including breach of security leading to the loss or unlawful destruction or unauthorised disclosure of or access to such systems or information where there is a likelihood of an adverse impact to policyholders, clients or the insurer’s insurance business, or an event that has occurred for which notice is required to be provided to a regulatory body or government agency. The Bermuda Monetary Authority issued the Operational Cyber Risk Management Code of Conduct for Insurers with a deadline for compliance by December 31, 2021.

Notification of Other Events. Every insurer is required to forthwith notify the Bermuda Monetary Authority on it coming to the knowledge of the insurer, or where the insurer has reason to believe that the insurer has failed to comply with a condition imposed upon it by the Bermuda Monetary Authority or that the insurer, or a shareholder controller or officer of the insurer is involved in any criminal proceedings whether in Bermuda or abroad.

Notification of Material Changes. All registered insurers are required to give notice to the Bermuda Monetary Authority of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer other than by way of reinsurance of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.

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

Before issuing a notice of objection, the Bermuda Monetary Authority is required to serve upon the person concerned a preliminary written notice stating the Bermuda Monetary Authority’s intention to issue a formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the Bermuda Monetary Authority which shall be taken into account by the Bermuda Monetary Authority in making its final determination.

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

As group supervisor, the Bermuda Monetary Authority will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.

The Bermuda Monetary Authority may, for the purposes of group supervision, make rules applying to Designated Insurers which take into account any activities of the insurance group of which they are members or of other members of the insurance group. Such rules may make provision for: the assessment of the financial situation of the insurance group; the solvency position of the insurance group (including the imposition of prudential standards in relation to enhanced capital requirements, capital and solvency returns, insurance reserves and eligible capital that must be complied with by the Designated Insurers); the system of governance and risk management of the insurance group; intra-group transactions and risk concentrations; and supervisory reporting and disclosure in respect of the insurance group.

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

Certain Other Bermuda Law Considerations. All Bermuda “exempted companies” are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda except that required for their business and held by way of lease or tenancy for a term not exceeding more than 50 years or, with the consent of the Minister of Economic Development (the “Minister”) granted in his discretion land which is used to provide accommodation or recreational facilities for officers and employees of the Company for a term not exceeding 21 years in, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or securities issued by Bermuda public authorities, or (4) the carrying on of business of any kind in Bermuda, except in furtherance of business carried on outside Bermuda or under license granted by the Minister. Generally it is not permitted without a special license granted by the Minister to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

All Bermuda companies must comply with the provisions of the Companies Act regulating the payment of dividends and the making of distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

Under the Economic Substance Act 2018 and related regulations thereunder (collectively, the “ESA”), each entity resident in Bermuda that carries on a “relevant activity” is required to comply with the economic substance requirements under the ESA, unless resident for tax purposes in a jurisdiction outside Bermuda that is not on the EU list of non-cooperative jurisdictions for tax purposes. Engaging in insurance business in accordance with the Insurance Act constitutes a “relevant activity”.

In relation to carrying on the relevant activity of insurance, compliance with the ESA also requires compliance with requirements in the Companies Act relating to corporate governance and requirements of the Insurance Act and other instruments (including the Insurance Code of Conduct) made thereunder. The Registrar of Companies will have regard to an insurer’s compliance with the Insurance Act and the Companies Act in his assessment of compliance with economic substance requirements and on the basis that an insurer complies with such requirements, the insurer will generally be considered to operate in Bermuda with adequate substance. An insurer will be required to complete and file a declaration form, and the Registrar of Companies will also have regard to the information provided in the declaration form in making his assessment of compliance with economic substance requirements.

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

UK Regulatory Framework

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

Following the U.K.’s decision to withdraw from the E.U. (“Brexit”), the U.K. began a process of “onshoring” EU legislation whereby the U.K. replicated EU law in U.K. legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the U.K.’s departure from the EU’s single market, passporting rights to and from the U.K. ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one EEA member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the U.K., this means the loss of access to EU markets. As of the end of the transition period, IGI UK has lost its passporting rights in the EU, such that it can no longer write insurance business in European Economic Area (“EEA”) countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive. IGI is currently engaging with relevant EU member states to ensure adherence to individual run-off regimes that have been established. In addition, IGI is currently in the process of establishing an EU insurance operation in Malta, which would enable IGI to pursue business in the EU. We submitted our application to the Malta Financial Services Authority (MFSA) on November 23, 2020 and continue to have constructive dialogue with the Malta insurance regulator. We have received a notice from the MFSA indicating that it is minded to issue an authorization to IGI to carry on the business of insurance and reinsurance in specified lines of business, subject to satisfactory completion of due diligence and satisfaction of certain regulatory conditions. For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to “Risk Factors—The exit of the United Kingdom from the European Union could have a material adverse effect on our business.”

Restrictions on Dividend Payments. The company law of England and Wales prohibits English companies, including IGI UK, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times. For ordinary share capital to count as tier 1 capital for solvency purposes, dividends must be capable of being cancelled at any time prior to payment, and the PRA can prohibit a U.K. insurance company from paying a dividend.

Solvency Requirements. Under the E.U. directive covering capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”), an insurer has the option of seeking the approval of a full or partial internal model from its regulator or to use a standard formula to calculate its capital requirements. The provisions of the Solvency II Directive were implemented in the U.K. by the Solvency 2 Regulations 2015 (SI 2015/575) and through the PRA Rulebook and supervisory statements published by the PRA. In light of Brexit, the U.K. has onshored the Solvency II Directive and amended the rules so that firms can continue to operate effectively after the end of the transitional period.

Onshored Solvency II Regime Reports and Returns. Under the onshored Solvency II regime, IGI UK is required to disclose to the PRA quarterly and annual Quantitative Reporting Templates (“QRTs”) and, at least every three years, a narrative Regular Supervisory Report (“RSR”). The QRTs report quantitative information on a Solvency II and local GAAP basis including, among other things, the balance sheet and own funds, Solvency II capital position, invested assets, premiums, claims and technical provisions, reinsurance and group specific information. The RSR includes both qualitative and quantitative information and is more forward-looking. IGI UK must also complete a set of annual National Specific Templates (“NSTs”) which are only applicable to solo firms (i.e., specific companies as against groups). An annual Solvency and Financial Condition Report (“SFCR”), which must include a mixture of narrative information and a sub-set of the QRTs, must also be submitted and posted on IGI’s website. Similarly, IGI UK must submit an annual Own Risk and Solvency Assessment (“ORSA”) to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes.

Change of Control Prior Notifications. The PRA (in consultation with the FCA) regulates the acquisition of “control” of any U.K. insurance company which is authorized under the Financial Services and Markets Act 2000 (“FSMA”). The FCA regulates the acquisition of “control” of authorized firms that are only authorized and regulated by the FCA. Any legal entity or individual that (together with any person with whom they are “acting in concert”) directly or indirectly acquires 10% or more of the shares in a U.K. authorized insurance company, or their parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or their parent company, would be considered to have acquired “control” for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company, managing agent by virtue of their shareholding or voting power in the authorized insurance company, managing agent or parent. A purchaser of 10% or more of the common shares of the Company would therefore be considered to have acquired “control” of IGI UK. Under FSMA, any person proposing to acquire “control” over a U.K. authorized insurance company must give prior notification to the PRA of their intention to do so. The PRA would then have up to 60 working days (which may be extended by up to a further 30 working days) to consider that person’s application to acquire “control.” Acquiring control without having made the relevant prior application and having received the PRA’s approval (following consultation with the FCA) would constitute a criminal offense by the controller. In addition, if IGI UK fails to notify the PRA of the proposed change of control this could also result in action being taken against IGI UK. A person who is already deemed to have “control” will require prior approval of the PRA and the FCA if such person increases their level of “control” beyond certain percentages. These percentages are 20%, 30% and 50%. Similar requirements apply in relation to the acquisition of control of a U.K. authorized person which is an insurance intermediary except that application for approval is made to, and decided by, the FCA and the threshold triggering the requirement for prior approval is 20% of the shares or voting power in the insurance intermediary or its parent company.

Senior Managers and Certification Regime. In December 2019, the FCA and PRA extended the application of the Senior Managers & Certification Regime (“SM&CR”), which previously applied to U.K.-regulated entities in the banking sector, to insurers, reinsurers, insurance intermediaries and other U.K.-regulated entities. The Senior Managers & Certification Regime is an enhanced individual accountability framework which built upon and replaced the previous regulatory framework of the Senior Insurance Managers Regime and the Approved Persons regime. The SM&CR seeks to ensure that senior persons who are effectively running insurance firms, or who have responsibility for other key functions at those firms, meet standards of fitness and propriety for acting with integrity, honesty and skill and that there is a clear allocation of responsibilities between senior managers.

Insurance Distribution Directive. On October 1, 2018, the Insurance Distribution Directive (“IDD”) replaced the Insurance Mediation Directive (“IMD”). While IMD only applied to insurance intermediaries, IDD applied to all those who conduct insurance distribution to clients, such as insurers (i.e., IGI UK) and insurance intermediaries, (including firms such as banks or retailers who provide insurance alongside their primary business) and whose clients range from individual consumers to large multinational organizations. The main provisions of IDD include conduct of business obligations, remuneration disclosure, cross-selling limitations and professional training requirements. The provisions of the IDD have been implemented in the U.K. mainly by way of amendments to the FCA handbook and the Insurance Distribution (Regulated Activities and Miscellaneous Amendments) Order 2018 (SI 2018/546). As a result of Brexit and following the end of the transitional period on December 31 2020, the Insurance Distribution (Amendment) (EU Exit) Regulations 2019 came into effect to address the deficiencies in retained EU law relating to the IDD arising from Brexit. Under the European Union (Withdrawal) Act 2018, directly applicable EU legislation made under the IDD was onshored and became part of the U.K. law at the end of the Brexit transitional period.

PRA requirements

IGI UK is subject to regulation by the UK Financial Conduct Authority (the “FCA”) and the UK Prudential Regulatory Authority (the “PRA”). The onshored Solvency Capital Requirement (“SCR”) for IGI UK is governed by the onshored Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

The onshored Solvency II measure of available capital (“Own Funds”) uses IFRS shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under onshored Solvency II. The primary adjustments reflect the fact that onshored Solvency II is based on the principle of an economic balance sheet – outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the onshored Solvency II and IFRS bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).

The onshored Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year year period, with a minimum of €3.7 million. IGI UK has chosen the onshored Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

IGI UK has assessed the appropriateness of the Standard Formula on both a qualitative and quantitative basis and considers it to provide an appropriate fit to IGI UK’s business and risk profile.

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

The Standard Formula SCR and associated onshored Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results reported in full to the Audit, Risk and Compliance Committee of the UK Board in addition to being communicated to the IGI Bermuda and IGI Holdings Boards.

The adequacy of the IGI UK’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 22% and 64% in 2018 and 2019, respectively. IGI UK’s financial statements for the year ended December 31, 2020 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 51%.

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

The Labuan Branch is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. The Labuan Branch obtained the approval of the Labuan Financial Services Authority to engage the Labuan Financial Services Authority’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in Labuan International Offshore Financial Center.

Jordan

Our subsidiary, IGI Underwriting Co. Ltd (“IGI Underwriting”), which is based in Amman, Jordan, is subject to regulation of the Jordan Insurance Directorate. The Jordan Insurance Directorate was established in 2014 under the Ministry of Industry, Trade and Supply. The Jordan Insurance Directorate replaced the Insurance Commission of Jordan pursuant to the restructuring of Institutions and Government Departments Law No 17 of 2014, Article D. The Jordan Insurance Directorate is now responsible for supervising and controlling the industry sector. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business & Responsibilities of the Coverholder.” As a licensed offshore entity, IGI Underwriting is required to update certain information with the Jordan Insurance Directorate annually, including information regarding the following:

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

Litigation

There are no governmental, legal or arbitration proceedings to which we are a party which are expected to have a material effect on our financial position or profitability (including any such proceedings which are pending or threatened or which we are aware of), except as stated below. However, in any given quarter, litigation could arise which might have an adverse effect on our results for such quarter. See “Risk Factors—Risks Relating to Our Business and Operations—We are involved in legal and other proceedings from time to time, and we may face damage to our reputation or legal liability as a result.”

In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables us to cede portions of our underwriting risk to others. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2020, the amount owed to us from our reinsurers for paid claims was approximately $29.1 million and the portion of our case reserves due from reinsurers was approximately $160.3 million. In some cases there can be disputes with reinsurers over their contractual obligations and their understanding of our maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate our maximum liability. In some cases these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by us and in some cases by our reinsurers. We are currently in arbitration with some reinsurers over their potential coverage and it is always possible that an arbitrator or judge could issue an adverse award or judgment. A failure by reinsurers to honor their obligations, supported in arbitration or court proceedings, could depending on the amount involved have a material adverse effect on our results of operations and business. See Note 25 to IGI’s consolidated financial statements included elsewhere in this annual report.

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

International General Insurance Company (UK) Ltd. (“IGI UK”), a subsidiary of IGI Bermuda organized under the laws of the United Kingdom, has in place a GBP-denominated insurance policy for the UK and Hong Kong branches of Melli Bank PLC, which is designated on the Specially Designated Nationals List (“SDN list”) of the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of Treasury. The policy was entered into in compliance with all applicable laws and regulations. The parent company Melli Bank and the Tehran branch of Melli Bank PLC are excluded from the policy. The total gross premium and net premium arising from the policy is in each case less than $100,000. The policy expired on September 30, 2020 and we are not renewing the policy with Melli Bank PLC.

In addition, IGI Bermuda, our subsidiary organized under the laws of Bermuda, is in the maintenance phase for three EUR-denominated policies providing construction insurance for UnipolSai Assicurazioni S.p.A. UnipolSai Assicurazioni S.p.A is not designated on any US sanctions lists. These policies were entered into and active during the time sanctions were eased pursuant to the Joint Comprehensive Plan of Action (“JCPOA”). Since the United States’ withdrawal from the JCPOA, the policies have been in a maintenance phase. The policies reinsured the construction of the final part of an offshore platform installation on behalf of Petro Paydar Iranian Company, an entity that is not on the SDN list. The relevant field operator for the location of the offshore platform was Pars Oil & Gas Company, an entity that was not, at the time the policies were active, on the SDN list. The maintenance phase is set to expire on May 16, 2020. The total gross premium of these policies for the entire period of cover is approximately $513,901 and the total net premium arising from these policies, which is difficult to calculate with precision, is estimated to be $398,274. We did not renew these policies upon their expiration in May 2020.

C. Organizational Structure

The following diagram depicts the organizational structure of the Company and its subsidiaries as of the date of this annual report.

International General Insurance Holdings Ltd. (IGIC)
Bermuda
Group Holding Company publicly traded on Nasdaq
Founded: 2019
Registration number: 55038
100%
Tiberius Acquisition Corporation
Delaware
100%
International General Insurance Holdings Limited
United Arab Emirates (DIFC)
100%
IGI Underwriting Co Ltd (IGIU)
Jordan
Provides management, underwriting & operational support and acts as a service vehicle for IGI Group
Founded: 2002
Regulator: Jordan Insurance Directorate
100%
International General Insurance Co Ltd (IGI Bermuda)
Bermuda
Group main underwriting entity
Founded: 2007
Regulator: Bermuda Monitory Authority
Rating: A.M. Best: A, S&P A-
100%
North Star Underwriting Limited (NSUL)
UK
Specialist underwriting agency
Acquired in 2009 (majority in 2007)
Regulator: Financial Conduct Authority
100%
International General Insurance Co (UK) Ltd
UK
Underwrites a diverse book of business with 17 different classes of business sourced through London brokers and EU domiciled business
Founded: 2009 , authorized 2011
Regulator: Financial Conduct Authority and Prudential Regulation Authority
Rating: A.M. Best: A, S&P A-
100%
International General Insurance Co (Dubai) Ltd
United Arab Emirates
Underwrites across eleven different classes of business for IGI Bermuda
Founded: 2008
Regulator: Dubai International Financial Center and Dubai Financial Services Authority
100%
International General Insurance Co Ltd –Labuan Branch
Malaysia
Offshore branch of IGI Bermuda. Provides access to Malaysian & Far East markets.
Founded: 2006
Regulator: Labuan Financial Services Authority
Rating: MARC AA+
100%
International General Insurance Co Ltd – Representative Office
Morocco
Representative office of IGI Bermuda.
Provides access to Northern, Central and West African markets
Founded: 2014
Regulator: Casablanca Finance City
100%
IGI Services
Cayman Island
Owning and chartering of aircraft
Founded: 2016
Regulator: N/A
100%
Specialty Malls Investment Co.
Jordan
Real estate properties development and lease
Founded: 2004
Regulator: N/A

D. Property, Plants and Equipment

IGI leases properties in each of the jurisdictions where it operates pursuant to long-term leases. IGI does not consider any of these leases to be material to its business.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This section should be read in conjunction with the “Business” and “Selected Historical Financial Information” sections and the consolidated financial statements of IGI which are included elsewhere in this annual report. The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report, particularly under “Risk Factors.”

Introduction

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty (non-U.S.), financial institutions, marine and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we and our predecessors have prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns.

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

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: specialty long-tail, specialty short-tail and reinsurance. Our specialty long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business and (3) our marine liability and trade line of business. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals, general aviation and marine cargo lines of business. Our reinsurance segment includes our inward reinsurance treaty business.

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

The following table sets out IGI’s gross written premiums by segment and lines of business during the years indicated:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Specialty Long-tail
Casualty	$73.7	$115.9	$163.3
Financial Institutions	16.1	23.2	33.6
Marine Liability and Trade*	1.7	3.0	5.0
Specialty Short-tail
Energy	81.4	72.1	91.7
Property	43.8	46.1	69.9
Construction & Engineering	18.2	20.7	26.9
Political Violence	11.4	8.3	8.3
Ports & Terminals	19.1	22.4	25.5
General Aviation	17.9	19.2	23.0
Marine Cargo	0.5	0.4	0.8
Reinsurance
Treaty Reinsurance	17.8	18.0	19.3
Total Gross Written Premiums	$301.6	$349.3	$467.3

The following table sets out IGI’s gross written premiums based on geographical concentration for the years indicated:

	Year ended December 31,
	2018	2019	2020
	($) in millions
UK	$76.7	$115.9	$158.3
Europe	34.5	37.3	60.0
Worldwide	34.9	33.3	26.6
Middle East	32.4	36.9	48.4
Africa	13.6	16.5	20.9
Asia	27.8	32.8	37.4
Central America	26.7	37.7	37.5
South America	26.4	11.1	20.5
North America	0.9	4.3	22.6
Caribbean Islands	15.1	8.3	16.0
Australasia	12.6	15.2	19.1
Total	$301.6	$349.3	$467.3

Coronavirus Pandemic: COVID-19

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

Following measures announced by local governments in March 2020, the directors implemented aspects of the Group’s business continuity plan (BCP), specifically requiring staff at all levels and in all functions to work remotely wherever practicable, and to limit the need for gatherings of staff so far as possible. The Group’s IT facilities have ensured that all of the Group’s operations have been maintained allowing the Group to function as normal. The directors expect that these operational changes will continue to be required until all employees are allowed to return to their offices following Government advice.

The full extent to which the COVID-19 pandemic may impact Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

Management has performed a COVID-19 impact analysis as part of its going concern assessment using information available as of the date of release of the Group’s audited consolidated financial statements as of and for year ended 31 December 2020. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on the Group’s operations, liquidity, solvency and capital position. These stresses include increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims.

This analysis indicates that the Group’s solvency position is and will likely remain within the Group’s “Capital Management Framework” targets, allowing the Group to exceed its regulatory capital requirements without the need for mitigating management actions. Management believes that the preparation of the Group’s financial statements on a going concern basis remains appropriate and that the Group will continue to meet its regulatory solvency requirements and liabilities with sufficient liquidity.

Based on the initial analyses, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. To date, this assessment is supported by the fact that as of December 31, 2020, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

The Group also writes professional indemnity coverage within the casualty line of business within our specialty long tail segment which includes a portfolio of insurance brokers on which the Group has received notifications in respect of business interruption coverage. This portfolio is predominantly written on an excess layer basis with high attachment points and, although this portfolio accounts for the majority of the COVID-19 notifications received to date, the notifications to date are considered precautionary on the part of the broker. We are not exposed to those classes most directly impacted (such as life, health, travel, contingent business interruption and event cancellation). In addition, although a number of business classes including property, engineering, and ports and terminals in our specialty short tail segment provide business interruption coverage, this coverage requires underlying insured property damage or breakdown in order to trigger a loss. One small exception is limited exposure to hotels where business interruption cover has been provided on the basis of covering “murder, suicide, loss of attraction, human infectious & contagious diseases”. The Group is less likely to have exposure in this area because these coverages are heavily sub-limited and in most cases attach at a high excess.

With respect to claims administration, the Group has not evidenced a discernible impact on the reporting and settlement of claims, as the third-party loss adjusters and other appointed experts, in conjunction with the Group’s inhouse claims function, have demonstrated an ability to adapt effectively to the virtual world in servicing claims.

In addition, the combination of a modest allocation to equities and the high quality and diversified nature of the Group’s bonds and term deposits has resulted in a minor negative mark to market adjustment in its investment portfolio. However, a material fair value revaluation loss close to 10% and 15% from previous year end was recorded against investment properties owned directly in Jordan and through associates in Lebanon respectively which is in line with the overall correction seen in the regional commercial real estate valuations post pandemic. See “Risk Factors—Risks Relating to the Insurance and Reinsurance Industry—Public health crises, illness, epidemics or pandemics could adversely impact our business, operating results and financial condition.”

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

Total investment income, net

Net investment income is principally comprised of income from interest, dividends, gains and losses from investments in properties, expected credit losses on investments and investment custodian fees and other investment expenses. For purposes of this discussion, “total investment income, net” reflects the sum of net investment income and share of profit or loss from associates, calculated net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates

Realized gains (losses) on investments

Realized gains and losses on investments is comprised of realized gains and losses on the sale of bonds at fair value through other comprehensive income and realized gains and losses on the sale of equities at fair value through profit and loss account.

Realized gains (losses) on investment properties

Net realized gains and losses on investments is comprised of realized gains and losses on the sale of investment properties.

Unrealized gains (losses) on investments

Unrealized gains (losses) on investments includes unrealized losses on the revaluation of financial assets at fair value through profit and loss account.

Fair value gains (losses) on investment properties

Fair value gains (losses) on investment properties includes the revaluation gains and losses of investment properties.

Expected credit losses on investments

Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.

General and administrative expenses

General and administrative expenses is comprised of human resources expenses, business promotion, travel and entertainment expenses, statutory, advisory and rating expenses, information technology and software expenses, office operation expenses, depreciation and amortization, bank charges and board of directors’ expenses.

Other income (expenses)

Other income (expenses) includes the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

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

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

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

The following table presents reconciliations of “book value per common share” to “book value per diluted common share plus accumulated dividends.”

	December 31, 2020
($) in millions, except per share data	Equity Amount	Common Shares Issued and Outstanding	Per Share Amount
Book value per share	$394.6	45.4	$8.69
Non-IFRS adjustments:
Intangible assets	$(4.7)		$(0.10)
Tangible book value per share	389.9		8.59
Accumulated dividends	109.9		2.42
Tangible book value per share plus accumulated dividends			$11.0

	December 31, 2019
($) in millions, except per share data	Equity Amount	Common Shares Outstanding	Per Share Amount
Book value per share	$312.1	134.0	$2.33
Non-IFRS adjustments:
Intangible assets	$(3.9)		$(0.03)
Tangible book value per share	308.3		2.30
Accumulated dividends	105.5		0.79
Tangible book value per share plus accumulated dividends			$3.09

Core operating income

“Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, the use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance. Core operating income is calculated by the addition or subtraction of certain income statement line items from profit for the year, the most directly comparable IFRS financial measure, as illustrated in the table below:

Return on average equity and core operating return on average equity, both a non-IFRS financial measure, represent the returns generated on common shareholders’ equity during the year. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

	Year ended December 31,
	2018	2019	2020
	($) in millions
Profit for the year	$25.5	$23.6	$31.6
Non-IFRS adjustments:
Realized (gains) on investments (tax adjusted) (1)	(1.3)	(1.0)	(0.9)
Expected credit losses on investments (tax adjusted) (1)	0.0	0.0	0.3
Unrealized loss (gain) on investments (tax adjusted) (1)	0.9	(1.3)	—
Listing related expenses	—	4.8	3.4
(Gain) loss on foreign exchange (tax adjusted) (1)	3.4	(4.9)	(2.3)
Core operating income	$28.6	$21.2	$34.1
Average shareholders’ equity (2)	301.3	306.7	353.4
Return on average equity (3)	8.5%	7.7%	9.0%
Core operating return on average equity (4)	9.5%	6.9%	9.6%
Basic and diluted core operating earnings per share (5)	$0.81	$0.62	$0.74
Basic and diluted earnings per share attributable to equity holders (6)	$0.73	$0.69	$0.69

(1)	Have been adjusted for the related tax impact.

(2)	Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the same date of the prior year, divided by 2.

(3)	Represents net profit for the year divided by average shareholders’ equity.

(4)	Represents core operating income for the year divided by average shareholders’ equity.

(5)	Represents core operating income attributable to vested common shares divided by weighted average number of shares – basic and diluted as follows:

	Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2018	2019	2020
Core operating income for the period attributable to equity holders	$28.6	$21.2	$34.1
Minus: Core operating income attributable to the earn out shares	—	—	$2.1
Minus: Core operating income attributable to the restricted shares awards subject to vesting	—	—	$0.1
Core operating income for the period attributable to vested equity holders (a)	$28.6	$21.2	$31.9
Weighted average number of shares – basic and diluted (in millions of shares) (b)	35.1	34.3	43.0
Basic and diluted core operating earnings per share (a/b)	$0.81	$0.62	$0.74

(6)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2018	2019	2020
Net profit for the period attributable to equity holders	$25.5	$23.5	$31.6
Minus: Earnings attributable to the earn out shares subject to vesting	—	—	$2.0
Minus: Earnings attributable to the restricted shares awards subject to vesting	—	—	$0.1
Net profit for the period attributable to common shareholders (a)	$25.5	$23.5	$29.5
Weighted average number of shares – basic and diluted (in millions of shares) (b)	35.1	34.3	43.0
Basic and diluted earnings per share (a/b)	$0.73	$0.69	$0.69

To facilitate a comparison of earnings per share with the periods ending December 31, 2020, the weighted average number of basic and diluted shares of 135.2 million for the period ended December 31, 2019 was adjusted at a share exchange ratio of 0.254 that was used in the March 2020 Business Combination with Tiberius. As a result, the Basic and diluted earnings per share previously reported of $0.17 and $0.18 for the years ended December 31, 2019 and 2018 was recalculated to an adjusted basic and diluted earnings per share of $0.69 and $0.73, respectively.

A. Results of Operations

The following section reviews IGI’s results of operations during the years ended December 31, 2018, 2019 and 2020. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the years indicated:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Gross written premiums	$301.6	$349.2	$467.3
Reinsurers’ share of insurance premiums	(98.2)	(97.1)	(128.9)
Net written premiums	$203.4	$252.1	338.4
Net change in unearned premiums	(20.1)	(36.6)	(54.9)
Net premiums earned	$183.3	$215.5	$283.5
Net claims and claim adjustment expenses (1)	(85.3)	(118.1)	(151.7)
Net policy acquisition expenses	(42.0)	(45.4)	(54.4)
Net underwriting results	$56.1	$52.0	$77.4
Total investment income, net (2)	9.8	11.1	11.5
Realized gains on investments*	1.3	0.3	1.2
Realized gains (losses) on investment properties*	—	0.7	(0.2)
Unrealized gains (losses) on investments**	(0.9)	1.6	(0.2)
Fair value gains (losses) on investment properties**	0.1	(0.3)	(2.0)
Expected credit losses on investments	—	—	(0.3)
Share of loss from associates***	(0.9)	(0.4)	(1.5)
General and administrative expenses	(35.4)	(39.3)	(46.9)
Other income (expenses) (3)	(1.2)	(1.3)	(4.4)
Listing related expenses	—	(4.8)	(3.4)
(loss) Gain on foreign exchange	(3.4)	5.7	2.5
Profit before tax	$25.6	$25.3	$33.7
Income tax	(0.1)	(1.7)	(2.1)
Profit for the year	$25.5	$23.6	$31.6
Basic and diluted earnings per share	$0.73	$0.69	$0.69

*	In current presentation, realized gain (loss) on investments is split in to (a) realized gains (losses) on investments and (b) realized gains (losses) on investment properties. Accordingly, year ending 2019 comparative of $1.0 million reported under ‘net realized gains on investments’ has been split as (a) $0.3 million under realized gains on investments and (b) $ 0.7 million under realized gains on investment properties to conform to the current presentation.

**	In current presentation, unrealized gains (losses) on investments is split in to (a) unrealized gains (losses) on investments and (b) fair value gains (losses) on investment properties. Accordingly, year ending 2019 comparative of $1.3 million reported under ‘unrealized gains on investments’ has been split as (a) $1.6 million under unrealized gains on investments and (b) $0.3 million under fair value losses on investment properties to conform to the current presentation.

***	Share of loss from associates primarily represents fair value loss on investment properties held by associates and has been excluded from Total investment income, net in 2020. Accordingly, the year ended December 31, 2019 comparative of $0.4 million has also been excluded from the determination of Total investment income, net and Investment yield to conform to the current presentation.

(1)	Net claims and claim adjustment expenses represents claims occurring during the year, adjusted either upward or downward based on the prior year’s adverse (or favorable) development in claims, as follows:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Claims occurring during the current year	94.3	124.4	157.8
Prior years adverse (favorable) development	(9.0)	(6.3)	(6.1)
Net claims and claims adjustment expenses for current year	85.3	118.1	151.7

See “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development” for a discussion of the claims development in each of these years.

(2)	Represents net investment income and share of profit (loss) from associates, net of (1) realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates, calculated as follows:

	Year ended December 31,
	2018	2019	2020
Net investment income	$10.3	$13.4	$10.0
Plus Share of loss from associates	(0.9)	(0.4)	(1.5)
Total investment income	9.4	13.0	8.5
Minus Realized gains/(losses) on investments	1.3	0.3	1.2
Minus Realized gain (loss) on investment properties	—	0.7	(0.2)
Minus Unrealized gains/(losses) on investments	(0.9)	1.6	(0.2)
Minus Fair value gain (loss) on investment properties	0.1	(0.3)	(2.0)
Minus Expected credit losses on investments	—	—	(0.3)
Minus Share of loss from associates	(0.9)	(0.4)	(1.5)
Total investment income, net*	$9.8	$11.1	$11.5

*	“Total investment income, net” for the years ending December 31, 2018 and 2019 previously included share of loss from associates which primarily represents fair value losses on investment properties held by associates. Because share of loss from associates is similar to fair value gain (loss) on investment properties, it has been excluded from “total investment income, net.” Accordingly, for the years ending December 31, 2018 and 2019, the $9.1 million and $10.7 million of “total investment income, net” has been grossed up with the share of loss from associates of $0.9 and $0.4 million to be presented as $9.8 million and $11.1 million, respectively.

(3)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Year Ended December 31,
(in millions of U.S. Dollars)	2018	2019	2020
Other revenues	0.9	1.4	0.4
Other expenses	(1.6)	(2.1)	(1.9)
Impairment loss on insurance receivables	(0.5)	(0.6)	(2.9)
Other expenses, net	$(1.2)	$(1.3)	$(4.4)

Year ended December 31, 2020 compared to year ended December 31, 2019 (Consolidated)

	Year ended December 31,
	2019	2020
	($) in millions
Gross written premiums	$349.2	$467.3
Reinsurers’ share of insurance premiums	(97.1)	(128.9)
Net written premiums	$252.1	338.4
Net change in unearned premiums	(36.6)	(54.9)
Net premiums earned	$215.5	$283.5
Net claims and claim adjustment expenses	(118.1)	(151.7)
Net policy acquisition expenses	(45.4)	(54.4)
Net underwriting results	$52.0	$77.4
Total investment income, net (1)	11.1	11.5
Realized gains on investments	0.3	1.2
Realized gains (losses) on investment properties	0.7	(0.2)
Unrealized gains (losses) on investments	1.6	(0.2)
Fair value losses on investment properties	(0.3)	(2.0)
Expected credit losses on investments	—	(0.3)
Share of loss from associates	(0.4)	(1.5)
General and administrative expenses	(39.3)	(46.9)
Other income (expenses) (2)	(1.3)	(4.4)
Listing related expenses	(4.8)	(3.4)
Gain on foreign exchange	5.7	2.5
Profit before tax	$25.3	$33.7
Income tax	(1.7)	(2.1)
Profit for the year	$23.6	$31.6

(1)	Represents net investment income and share of profit (loss) from associates, net of (1) realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates, calculated as follows:

	Year ended December 31,
	2019	2020
Net investment income	$13.4	$10.0
Plus Share of loss from associates	(0.4)	(1.5)
Total investment income	13.0	8.5
Minus Realized gains on investments	0.3	1.2
Minus Realized gains (losses) on investment properties	0.7	(0.2)
Minus Unrealized gains (losses) on investments	1.6	(0.2)
Minus Fair value losses on investment properties	(0.3)	(2.0)
Minus Expected credit losses on investments	—	(0.3)
Minus Share of loss from associates	(0.4)	(1.5)
Total investment income, net	$11.1	$11.5

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Year Ended December 31,
(in millions of U.S. Dollars)	2019	2020
Other revenues	1.4	0.4
Other expenses	(2.1)	(1.9)
Impairment loss on insurance receivables	(0.6)	$(2.9)
Other expenses, net	$(1.3)	$(4.4)

Gross written premiums

Gross written premiums increased 33.8% from $349.2 million in 2019 to $467.3 million in 2020. This was primarily due to 42.1% growth (or $59.8 million) in the specialty long-tail segment, an increase of 30.1% (or $56.9 million) in the specialty short-tail segment and 7.2% growth (or $1.3 million) in the reinsurance segment. The increase in gross written premiums was the result of new business generated across virtually all lines, as well as improved renewal pricing supported by positive market conditions and the Company’s concerted efforts to refine the existing portfolio in both the specialty long-tail and the specialty short-tail segments. The following table sets out the contribution of the lines of business to IGI’s gross written premiums written during the years indicated:

	Year ended December 31,
	2019	2020	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$115.9	$163.3	40.9%
Financial Institutions	23.2	33.6	44.8%
Marine Liability and Trade	3.0	5.0	66.7%
Specialty Short-tail
Energy	72.1	91.7	27.2%
Property	46.1	69.9	51.6%
Construction and Engineering	20.7	26.9	30.0%
Political Violence	8.3	8.3	—
Ports and Terminals	22.4	25.5	13.8%
General Aviation	19.2	23.0	19.8%
Marine Cargo	0.4	0.8	100.0%
Reinsurance
Treaty Reinsurance	18.0	19.3	7.2%
Total Gross Written Premiums	$349.2	$467.3	33.8%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 32.7% from $97.1 million in 2019 to $128.9 million in 2020. The increase in reinsurers’ share of insurance premiums was mainly due to an increase of 71.5% in quota share premiums in the year ended December 31, 2020 primarily due to a 50% quota share treaty introduced in one of the big facility businesses under the PI sub class within the specialty long tail segment in the second half of 2019 which was further increased to 60% in the second half of 2020. The residual growth in quota share premiums was primarily evident in the energy, property, engineering, and ports & terminals lines of business within the specialty short tail segment which corresponded to an increase in the gross written premiums under these lines. The increase in reinsurers’ share of insurance premiums also resulted from a 26.5% increase in facultative reinsurance purchases in our energy and property lines of business within the specialty short-tail segment to take advantage of arbitrage opportunities as well as to manage the Company’s overall exposure. The residual increase was recorded in non-proportional premiums of 11.6% in line with growth in gross written premiums within the specialty short tail segment lines of business which are protected under our group non-proportional reinsurance treaties.

The increase in reinsurers’ share of insurance premiums was also consistent with the increase in gross written premiums evident from ratio of net written premiums to gross written premiums closing at 72.4% for the year ended December 31, 2020 compared to 72.2% for the year ended December 31, 2019.

Net change in unearned premiums

Net change in unearned premiums increased 49.6% from $36.6 million in 2019 to $54.9 million in 2020. The increase was attributed to more than 35% increase overall increase in net written premiums in our specialty- long tail and short-tail segment coupled with a greater proportion of premiums weighted to the second half of 2020 as compared to 2019.

Net premiums earned

As a result of the foregoing, net premiums earned increased 31.6% from $215.5 million in 2019 to $283.5 million in 2020. This was primarily due to the increase in net written premiums.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses increased 33.9% from $159.8 million in 2019 to $214.0 million in 2020, and reinsurers’ share of claims increased 49.2% from $41.7 million in 2019 to $62.3 million in 2020. As a result, net claims and claim adjustment expenses increased 28.5% from $118.1 million in 2019 to $151.7 million in 2020. This was primarily due to adding sufficient IBNR reserves across the growing business in both our specialty long-tail segment and our specialty short-tail segment by increasing management’s best estimate of loss reserves in the current period by $37.4 million and $8.1 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development.”

IGI’s overall net claims and claim adjustment expenses ratio was 53.5% for the year ended December 31, 2020 compared to 54.8% for the year ended December 31, 2019. This included current accident year net catastrophe losses in the specialty short-tail segment of $13.5 million or 4.8 points for the year ended December 31, 2020 compared to net catastrophe losses in the specialty short-tail segment of $16.2 million or 7.5 points for the year ended December 31, 2019. Catastrophe losses for the year ended December 31, 2020 were driven primarily by the Jawaharlal Nehru port loss in Mumbai, India in our ‘Ports & Terminals’ line and the Hurricane Laura loss in our ‘Property’ line, both of which are included in the specialty short-tail segment. Favorable development on loss reserves from prior accident years was $6.1 million or 2.2 points for the year ended December 31, 2020 driven by improvement in prior year loss reserves under the specialty short-tail and reinsurance segments, respectively, compared to favorable development of $6.3 million or 2.9 points for the year ended December 31, 2019.

The tables below outline incurred losses on catastrophe events in the year ended December 31, 2020 and 2019.

	For the Year Ended December 31, 2020
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Hurricane Laura	$3.5	$3.5
Jawaharlal Nehru Port – Mumbai, India	12.5	3.0
COVID-19	1.1	1.1
Floating Pontoon – Storm Damage	1.5	0.9
Cyclone Nisarga	1.3	0.7
Other	20.0	4.2
Provided during the year related to prior accident years	5.8	8.6
Total	$45.9	$22.1

	For the Year Ended December 31, 2019
($ in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Petronas Explosion Fire	$3.6	$3.3
Various Flood Events	3.0	2.8
Hurricane Dorian	2.3	2.3
LNG1 Gas Production Fire Explosion	2.2	2.1
Typhoon Hagibis	1.3	1.3
Other	7.4	6.0
Provided during the year related to prior accident years	7.0	0.8
Total	$26.8	$18.6

Net policy acquisition expenses

Net policy acquisition expenses increased 19.8% from $45.4 million in 2019 to $54.4 million in 2020. The policy acquisition expense ratio for 2019 was 21.1% compared to 19.2% for 2020. This decline in the policy acquisition expense ratio was due to improved market conditions coupled with better negotiated commissions.

Net underwriting results

As a result of the foregoing, net underwriting results increased from $52.0 million in 2019 to $ 77.4 in 2020, an increase of $25.4 million or 48.8%.

Total investment income, net

Total investment income, net increased by 3.6% from $11.1 million in 2019 to $11.5 million in 2020. This was primarily due to a $1.3 million increase in interest income, which was offset by (i) a $0.4 decrease in dividend income and (ii) a $0.4 increase in investment custodian fees and other investment expenses.

Realized gains on investments and ‘Realized gains (losses) on investment properties

Realized gains on investments increased from $0.3 million in 2019 to $1.2 million in 2020. The realized gain in 2020 included a realized gain of $1.6 million on the disposal of equity securities, offset by a $0.4 million loss on maturity and call of fixed income bonds. The realized gain in 2019 included a realized gain of $0.9 million on the disposal of equity securities, offset by a $0.6 million loss on maturity and call of fixed income bonds.

Realized gains (losses) on investment properties decreased from a gain of $0.7 million in 2019 to a loss of $0.2 million in 2020. This represents a loss on the sale of certain parcels of land in Jordan during 2020 compared to the gain booked in 2019 in connection with the sale of other parcels of the same land holding.

Unrealized gains (losses) on investments and Fair value losses on investment properties

Unrealized gains (losses) on investments reflects a net loss of $0.2 million in 2020 compared to net gain of $1.6 million in 2019. This was primarily due to a mark to market revaluation loss recorded on FVTPL investments during 2020 compared to a $1.6 million revaluation gain in 2019. This was induced by the market dislocation caused globally due to the COVID 19 outbreak.

Fair value losses on investment properties decreased from a gain of $0.4 million in 2019 to a loss of $2.2 million in 2020. This was primarily due to the loss booked from a 10% negative adjustment in the fair value of commercial buildings in 2020 compared to 2019 in line with the overall correction seen in the Jordan commercial real estate market post-pandemic.

Expected credit losses on investments

Expected credit losses on investments increased from none in 2019 to $0.3 million in 2020. This is primarily due to a recognizing a $0.2 million expected credit loss on financial assets at FVOCI and a $0.1 million expected credit loss on financial assets at amortized cost.

Share of loss from associates

Share of loss from associates increased from a loss of $0.4 in 2019 to a loss of $1.5 million in 2020. This is primarily due to recognizing a $1.9 million decline in the fair value of the investment properties owned by the associates. This was offset by the reversal of a provision for contingent liabilities of $0.5 million.

General and administrative expenses

General and administrative expenses increased by 19.3% from $39.3 million in 2019 to $46.9 million in 2020. This was primarily due to an increase in human resource and information technology costs in connection with planned growth, in addition to incremental statutory and advisory fees and corporate expenses as a result of the company’s listing on Nasdaq in March 2020.

Other income (expenses)

Other income (expenses) increased by 238.5% from $1.3 million in 2019 to $4.4 million in 2020. This increase was mainly due to booking an impairment loss on insurance receivables of $2.9 million in 2020 compared to the impairment loss on insurance receivables of $0.6 million in 2019.

Gain (loss) on foreign exchange

Gain on foreign exchange for the year ended December 31, 2020 was $2.5 million compared to $5.7 million for the year ended December 31, 2019. The gain in 2020 was primarily driven by the strengthening of the Pound Sterling, Euro and Australian Dollar against the U.S. Dollar from December 31, 2019 to December 31, 2020, coupled with greater exposure to Pound Sterling-denominated cash and insurance receivable balances, supported by increased business in the specialty long-tail segment.

Profit for the year

As a result of the foregoing, the profit after tax for the year increased from $23.6 million in 2019 to $ 31.6 million in 2020, mainly due to the year-over-year increase in net underwriting results of 48.8%, partly offset by a decrease in total investment income of 34.6% and an increase in general and administrative expenses of 19.3%.

Year ended December 31, 2019 compared to year ended December 31, 2018 (Consolidated)

	Year ended December 31,
	2018	2019
	($) in millions
Gross written premiums	$301.6	$349.2
Reinsurers’ share of insurance premiums	(98.2)	(97.1)
Net written premiums	203.4	252.1
Net change in unearned premiums	(20.1)	(36.6)
Net premiums earned	183.3	215.5
Net claims and claim adjustment expenses	(85.3)	(118.1)
Net policy acquisition expenses	(42.0)	(45.4)
Net underwriting results	56.1	52.0
Total investment income, net (1)	9.8	11.1
Realized gains on investments	1.3	0.3
Realized gains on investment properties	—	0.7
Unrealized gains (losses) on investments	(0.9)	1.6
Fair value gains (losses) on investment properties	0.1	(0.3)
Expected credit losses on investments	—	—
Share of loss from associates	(0.9)	(0.4)
General and administrative expenses	(35.4)	(39.3)
Other income (expenses) (2)	(1.2)	(1.3)
Listing related expenses	—	(4.8)
(loss) Gain on foreign exchange	(3.4)	5.7
Profit before tax	$25.6	$25.3
Income tax	(0.1)	(1.7)
Profit for the year	$25.5	$23.6

(1)	Represents net investment income and share of profit (loss) from associates, net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments and (6) share of profit (loss) from associates, calculated as follows:

	Year ended December 31,
(in millions of U.S. Dollars)	2018	2019
Net investment income	$10.3	$13.4
Plus Share of loss from associates	(0.9)	(0.4)
Total investment income	9.4	13.0
Minus Realized gains on investments	1.3	0.3
Minus Realized gain on investment properties	—	0.7
Minus Unrealized gains (losses) on investments	(0.9)	1.6
Minus Fair value gain (loss) on investment properties	0.1	(0.3)
Minus Expected credit losses on investments	—	—
Minus Share of loss from associates	(0.9)	(0.4)
Total investment income, net	$9.8	$11.1

(1)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Year Ended December 31,
(in millions of U.S. Dollars)	2018	2019
Other revenues	0.9	1.4
Other expenses	(1.6)	(2.1)
Impairment loss on insurance receivables	(0.5)	(0.6)
Other expenses, net	$(1.2)	$(1.3)

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

The following table sets out the contribution of the lines of business to IGI’s gross written premiums during the years indicated:

	Year Ended December 31,
	2018	2019	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$73.7	$115.9	57.3%
Financial Institutions	16.1	23.2	43.6%
Marine Liability and Trade	1.7	3.0	76.5%
Specialty Short-tail
Energy	81.4	72.1	(11.4)%
Property	43.8	46.1	5.3%
Construction and Engineering	18.2	20.7	13.8%
Political Violence	11.4	8.3	(27.2)%
Ports and Terminals	19.1	22.4	17.4%
General Aviation	18.0	19.2	6.7%
Marine Cargo	0.5	0.4	(20.0)%
Reinsurance
Treaty Reinsurance	17.8	18.0	1.0%
Total Gross Written Premiums	$301.6	$349.2	15.8%

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

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 24.3% from $211.0 million in 2018 to $159.8 million in 2019, and reinsurers’ share of claims decreased 66.8% from $125.8 million in 2018 to $41.7 million in 2019. As a result, net claims and claim adjustment expenses increased 38.4% from $85.3 million in 2018 to $118.1 million in 2019. This was primarily due to building appropriate IBNR reserves across our growing business in the specialty long-tail segment and an increase in retention in the specialty short-tail segment with consequentially lower claims recovery in 2019 as compared to 2018. For a discussion of the portion of net claims and claims adjustment expenses in the year ended December 31, 2019 that was caused by the prior year’s adverse development in claims, see “Operating and Financial Review and Prospects—Reserves—Reserving Results & Development.”

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

The tables below outline incurred losses on catastrophe events in the years ended December 31, 2019 and 2018.

	For the Year Ended December 31, 2019
($in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Petronas Explosion Fire	$3.6	$3.3
Various Flood Events	3.0	2.8
Hurricane Dorian	2.3	2.3
LNG1 Gas Production Fire Explosion	2.2	2.1
Typhoon Hagibis	1.3	1.3
Other	7.4	6.0
Provided during the year related to prior accident years	7.0	0.8
Total	$26.8	$18.6

	For the Year Ended December 31, 2018
($in millions)	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Cyclone Mekunu	$21.0	$8.4
Typhoon Jebi Japan	1.3	1.3
Papua New Guinea Earthquake	1.3	1.2
Mexico Earthquake February 2018	1.2	1.1
Kuwait Rainstorm Floods	0.8	0.7
Other	8.8	4.4
Provided during the year related to prior accident years	7.3	2.8
Total	$41.5	$19.8

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

Total investment income, net

Total investment income, net increased by 13.3% from $9.8 million in 2018 to $11.1 million in 2019. This was primarily due to the increase of 12% in interest income earned on bank deposits and fixed income bonds, which is mainly attributed to deployment in structured US-dollar term deposits with a bank in Jordan at the beginning of 2019 that provided higher than average yields within our overall bank deposits portfolio. Please refer to note (2) under “Results of Operations – Consolidated” above for a description of the change in Total investment income, net from $9.1 million to $9.8 million in 2018 and from $10.7 million to $11.1 million in 2019.

Realized gains on investments and Realized gains (losses) on investment properties

Net realized gains on investments decreased from $1.3 million in 2018 to $1.0 million in 2019. Net realized gain in 2019 included a $1 million gain on the disposal of US equity securities, partially offset by a loss on maturity and call of fixed income bonds amounting to $0.7 million, and a realized gain of $0.7 million on the sale of one of our investment properties.

Unrealized gains (losses) on investments and Fair value losses on investment properties

Unrealized gains (losses) on investments reflects a net gain of $1.3 million in 2019 compared to a net loss of $0.9 million in 2018. This primarily represents mark to market improvement in the valuation of assets classified at fair value through profit or loss (FVTPL) of $1.6 million compared to a loss of $0.9 million in 2018. This increase of $1.6 million was offset by a $0.3 million decrease in the fair valuation of investment properties.

Share of loss from associates

Share of loss from associates increased from a loss of $0.9 million in 2018 to a loss of $0.4 million in 2019. This is primarily due to recognizing a $0.5 million decline in the fair value of the investment properties owned by associates in 2019 compared to a decline of $0.8 in 2018. “Share of loss from associates” is reported as a separate line in our consolidated statement of income because it is excluded from “Total investment income, net.” Please refer to note (2) under “Results of Operations – Consolidated.”

General and administrative expenses

General and administrative expenses increased by 11.1% from $35.4 million in 2018 to $39.3 million in 2019. This was primarily due to an increase in human resource costs in connection with planned growth.

Other income (expenses)

Other income (expenses) increased by 8.3% from $1.2 million in 2018 to $1.3 million in 2019.

(Loss) gain on foreign exchange

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

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the years indicated:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Gross written premiums	$91.5	$142.2	$201.9
Reinsurers’ share of insurance premiums	0.4	(22.2)	(37.6)
Net written premiums	$91.9	$120.0	$164.3
Net change in unearned premiums	(21.9)	(23.6)	(26.6)
Net premiums earned	$70.0	$96.4	$137.7
Net claims and claim adjustment expenses	(37.4)	(58.8)	(88.0)
Net policy acquisition expenses	(16.1)	(21.2)	(26.2)
Net underwriting results	$16.5	$16.4	$23.5

Claims & claim expense ratio	53.5%	61.0%	63.9%
Policy acquisition expenses ratio	23.0%	22.1%	19.1%

Gross written premiums

Gross written premiums in the specialty long-tail segment increased 42.0% from $142.2 million in 2019 to $201.9 million in 2020. Each of the lines of business in the specialty long-tail segment contributed to the growth in gross written premiums. This increase was primarily due to positive rate movement in the casualty line of business of approximately 37.0%. In particular, the company’s professional indemnity, legal expenses and directors and officers product lines experienced growth of $27.1 million (31.1%), $7.4 million (75.1%) and $14.6 million (238.5%), respectively, in the year ended December 31, 2020 compared to same period of 2019. The financial institutions line of business also experienced positive rate movement of 23.3% during the year ended December 31, 2020. In addition, new business of $1.8 million within the marine liability and trade line of business contributed to the total increase in gross written premiums.

Gross written premiums in the specialty long-tail segment increased 55.4% from $91.5 million in 2018 to $142.2 million in 2019. This increase was primarily due to positive rate movement in the casualty line of business of approximately 30%. In particular, our ‘professional indemnity’ and ‘legal expense’ product lines experienced a growth of $31 million (57%) and $4 million (68%), respectively, in 2019 compared to 2018. The financial institutions line of business also experienced positive rate movement of 17.7% compared to 2018. In addition, new business of $1.3 million within the marine liability and trade line of business contributed to the total increase in gross written premiums.

The breakdown of gross written premiums in the specialty long-tail segment by line of business is as follows:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Specialty Long-tail
Casualty	$73.7	$115.9	$163.3
Financial Institutions	16.1	23.2	33.6
Marine Liability and Trade	1.7	3.1	5.0
Total Gross Written Premiums	$91.5	$142.2	$201.9

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from $22.2 million in 2019 to $37.6 million in 2020. The increase was mainly in the casualty line of business due to the new 50% quota cession introduced for a specific facility under the PI sub-class (the biggest sub-class in the casualty line of business) beginning in the second half of 2019 which was further increased to 60% in the second half of 2020. In addition, the 50% quota cession on the growing legal expense sub-class also contributed to the increase in reinsurers’ share of insurance premiums in the specialty long-tail segment.

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from income of $0.4 million in 2018 to an expense of $22.2 million in 2019. The reinsurers’ share of insurance premiums in 2018 represented the retroactive cancellation of a quota share cover in the casualty line of business that was reversed and reflected in 2018 as income. Moreover, in 2019, reinsurers’ share of insurance premiums increased. In 2019, IGI purchased quota share reinsurance and non-proportional reinsurance amounting to $15 million and $5 million, respectively.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment increased by 12.7% from $23.6 million in 2019 to $26.6 million in 2020. This was primarily due to the increase in unearned premiums in 2020 compared to 2019 which was in line with the increase in gross written premiums mainly in the casualty line of business and financial institutions line of business. This was offset by (i) the 50% quota cession applicable to a specific facility within the PI sub-class (the biggest sub-class within the casualty line of business) in 2020, while there was no quota cession applicable in the same period of 2019, and (ii) the 50% quota cession on the growing legal expense sub class.

Net change in unearned premiums in the specialty long-tail segment increased by 7.8% from $21.9 million in 2018 to $23.6 million in 2019. This was primarily due to the increase in unearned premiums in 2019 compared to the prior year which was in line with the increase in gross written premiums mainly in the casualty line of business and financial institutions line of business.

Net premiums earned

As a result of the foregoing, (1) net premiums earned in the specialty long-tail segment increased 42.8% from $96.4 million in 2019 to $137.7 million in 2020, and (2) net premiums earned in the specialty long-tail segment increased 37.7% from $70.0 million in 2018 to $96.4 million in 2019.

Net claims and claim adjustment expenses

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 49.7% from $58.8 million in 2019 to $88.0 million in 2020. This was primarily due to higher incurred losses coupled with an increase in our IBNR provision to reflect our growing casualty and financial institutions product lines in 2020 as compared to 2019.

Net claims and claims adjustment expenses in the specialty long-tail segment increased by 57.2% from $37.4 million in 2018 to $58.8 million in 2019. This was primarily due to higher incurred losses coupled with an adequate increase in our IBNR provision to reflect our growing casualty and financial institutions product lines in 2019 as compared to 2018.

Claims and claims expense ratios for the specialty long-tail segment by line of business were as follows:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Specialty Long-tail
Casualty	63.8%	68.1%	67.6%
Financial Institutions	9.2%	43.6%	46.6%
Marine Liability and Trade	99.5%	(44.2)%	77.9%
Total	53.5%	61.0%	63.9%

The claims and claims expense ratios in the casualty line of business were 63.8% in 2018, 68.1% in 2019 and 67.6% in 2020. During 2020, the slight decrease in the ratio from 68.1% to 67.6% was mainly driven by the increase in net premiums earned as compared to the growth in claims and claims expense as a percentage of gross premiums.

The claims and claims expense ratios in the financial institutions line of business were 9.2% in 2018, 43.6% in 2019 and 46.6% in 2020. The increase in the ratio from 43.6% to 46.6% was mainly driven by the increase in net incurred claims and building appropriate IBNR reserves across our growing business in the specialty long-tail segment.

The claims and claims expense ratios in the marine liability and trade line of business were 99.5% in 2018, (44.2)% in 2019 and 77.9% in 2020. The volume of business written in the marine liability and trade line of business is small and the variations in the results correspond to a small number of claims arising (or not arising) during each year and the degree of successful challenge and/or subrogation of these claims.

Policy acquisition expenses

Policy acquisition expenses in the specialty long-tail segment increased by 23.6% from $21.2 million in 2019 to $26.2 million in 2020. The policy acquisition expense ratio for 2020 was 19.1% compared to 22.1% for 2019.

Policy acquisition expenses in the specialty long-tail segment increased by 31.7% from $16.1 million in 2018 to $21.2 million in 2019. The policy acquisition expense ratio for 2019 was 22.1% compared to 23.0% for 2018.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the years indicated:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Gross written premiums	$192.3	$189.1	$246.1
Reinsurers’ share of insurance premiums	(98.6)	(74.9)	(91.3)
Net written premiums	$93.7	$114.2	$154.8
Change in unearned premiums	1.8	(12.9)	(27.9)
Net premiums earned	$95.5	$101.3	$126.9
Net claims and claim adjustment expenses	(36.5)	(44.7)	(57.4)
Policy acquisition expenses	(22.7)	(21.2)	(25.1)
Net underwriting results	$36.3	$35.4	$44.4

Claims & claim expense ratio	38.2%	44.1%	45.3%
Policy acquisition expenses ratio	23.9%	20.9%	19.8%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 30.1% from $189.1 million in 2019 to $246.1 million in 2020. The change in gross written premiums was principally due to the following:

●	Gross written premiums in the energy line of business increased by 27.2% from $72.1 million in 2019 to $91.7 million in 2020. This increase was principally due to positive rate movement in the downstream line of business of approximately 33.5%, positive rate movement in the upstream line of business of approximately 4.6% and growth in new business compared to the prior year period.

●	Gross written premiums in the property line of business increased by 52.0% from $46.0 million in 2019 to $69.9 million in 2020. This was primarily due to positive rate movement of 13.3% compared to the prior year period supplemented with growth in new business.

●	Gross written premiums in the construction and engineering line of business increased 30.0% from $20.7 million in 2019 to $26.9 million in 2020. This was primarily due to positive rate movement of 8.3% compared to the prior year period supplemented with growth in new business.

●	Gross written premiums in the ports and terminals line of business increased by 13.8% from $22.4 million in 2019 to $25.5 million in 2020. This was mainly due to positive rate movement of 20.5% on a comparative basis.

●	Gross written premiums in the general aviation line of business increased by 19.8% from $19.2 million in 2019 to $23.0 million in 2020. This was primarily due to general aviation positive rate movement of 29.7% compared to the prior year supplemented with growth in new business.

Gross written premiums in the specialty short-tail segment decreased by 1.7% from $192.3 million in 2018 to $189.1 million in 2019. The slight change in gross written premiums was principally due to the following:

●	Gross written premiums in the energy line of business decreased by 11.4% from $81.4 million in 2018 to $72.1 million in, 2019. This decrease was principally due to the loss of a major account in Venezuela which could not be renewed due to sanctions imposed on the country.

●	Gross written premiums in the construction and engineering line of business increased 13.7% from $18.2 million in 2018 to $20.7 million in 2019. This was mainly due to capacity constraints in the market, which enabled IGI to increase its gross premiums written in the construction and engineering lines of business.

●	Gross written premiums in the political violence line of business decreased by 27.2% from $11.4 million in 2018 to $8.3 million in 2019. This was primarily due to negative rate movement of -1.7% compared to the prior year and a decline in new business.

●	Gross written premiums in the ports and terminals line of business increased by 17.3% from $19.1 million in 2018 to $22.4 million in 2019. This was mainly due to an increase in new business and positive rate movement of 8.9% on a comparative basis.

Gross written premiums in the general aviation line of business increased by 7.3% from $17.9 million in 2018 to $19.2 million in 2019. This was primarily due to general aviation positive rate movement of 36.9% compared to the prior year. The breakdown of gross written premiums in the specialty short-tail segment by line of business is as follows:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Specialty Short-tail
Energy	$81.4	$72.1	$91.7
Property	43.8	46.0	69.9
Construction & Engineering	18.2	20.7	26.9
Political Violence	11.4	8.3	8.3
Ports & Terminals	19.1	22.4	25.5
General Aviation	18.0	19.2	23.0
Marine Cargo	0.5	0.4	0.8
Total Gross Written Premiums	$192.3	$189.1	$246.1

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment increased by 21.9% from $74.9 million in 2019 to $91.3 million in 2020. This was primarily due to (i) an increase in facultative reinsurance purchases of $8.3 million in the property and energy lines of business and (ii) an increase in the quota share reinsurance premium of $3.8 million in the energy, property, engineering and ports & terminals lines of business which correspond to the increase in the gross written premiums in these lines of business in the year ending December 31, 2020.

Reinsurance premiums ceded in the specialty short-tail segment decreased by 24.0% from $98.6 million in 2018 to $74.9 million in 2019. This was primarily due to (i) a decrease in quota share reinsurance premiums as result of the lower quota share cession in the general aviation and the political violence lines of business on a comparative basis and (ii) a decrease in facultative reinsurance purchases. The decline in facultative reinsurance purchases in the energy and property lines of business combined was $9.2 million.

Net change in unearned premiums

Net change in unearned premiums increased from a change of $12.9 million in 2019 to a change of $27.9 million in 2020. The increase was due to an overall increase in net written premiums of $40.6 million in our specialty short-tail segment during 2020 compared to 2019. In addition, the increase in net written premiums in the second half of 2020 as compared to the second half of 2019 also contributed to higher unearned premiums in the specialty short-tail segment.

Net change in unearned premiums increased from a positive change of $1.8 million in 2018 to a negative change of $12.9 million in 2019. The increase was due to an overall increase in net written premiums of $20.5 million in our specialty short-tail segment. The change in unearned premiums was also due to the particular seasonality of the business underwritten in our specialty short-tail segment, which witnessed a greater amount of net written premium in the fourth quarter of 2019 as compared to 2018.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 25.3% from $101.3 million in 2019 to $126.9 million in 2020.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 6.1% from $95.5 million in 2018 to $101.3 million in 2019.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 28.4% from $44.7 million in 2019 to $ 57.4 million in 2020. This was primarily due to higher incurred losses recorded under our ports & terminals, property and energy lines of business.

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 22.5% from $36.5 million in 2018 to $44.7 million in 2019. This was primarily due to additional IBNR of $1.0 million in 2019 compared to a release of $6.9 million in 2018.

IGI’s overall net claims and claims expense ratio increased by 1.2 percentage points to 45.3% for the year ended December 31, 2020 as compared to 44.1% during the year ended December 31, 2019.

IGI’s overall net claims and claims expense ratio increased by 5.9 percentage points to 44.1% for the year ended December 31, 2019 as compared to 38.2% during the year ended December 31, 2018.

Claims and claims expense ratios for the specialty short-tail segment by line of business were as follows:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Specialty Short-tail
Energy	18.0%	20.0%	25.7%
Property	64.4%	49.4%	56.1%
Construction and Engineering	137.5%	81.6%	56.1%
Political Violence	31.0%	65.7%	(10.0%)
Ports and Terminals	(13.7%)	20.7%	114.2%
General Aviation	101.3%	84.7%	43.7%
Marine Cargo	270.8%	—	(16.0)%
Total	38.2%	44.1%	45.3%

In the specialty short-tail segment, overall the changes in the claims and claims expense ratios were driven mainly by higher incurred losses recorded in the ports & terminals, energy, and property lines of business within our specialty short-tail segment in the year ended December 31, 2020 compared to the year ended December 31, 2019.

The claims and claims expense ratios in the energy line of business were 18.0% in 2018, 20.0% in 2019 and 25.7% in 2020. The increase in the claims and claims expense ratio in 2020 was mainly driven by an increase in net claims and claim adjustment expenses of $4.2 million, which was caused by an increase in the net change in IBNR.

The claims and claims expense ratios in the property line of business were 64.4% in 2018, 49.4% in 2019 and 56.1% in 2020. The increase in the ratio during 2020 was mainly driven by the increase in both the net incurred claims and net change in IBNR with a lower change in net premiums earned.

The claims and claims expense ratios in the construction and engineering line of business were 137.5% in 2018, 81.6% in 2019 and 56.1% in 2020. The decrease in the ratio during 2020 was driven by the significant increase in net premiums earned by 45.7% compared to the prior period with a similar base of net claims and claims expenses during each period.

The claims and claims expense ratios in the political violence line of business were 31.0% in 2018, 65.7% in 2019 and (10.0%) in 2020. The decrease in the ratio during 2020 was mainly driven by reduced loss activity and favorable claims development in prior accident years.

The claims and claims expense ratios in the ports and terminals line of business were (13.7%) in 2018, 20.7% in 2019 and 114.2% in 2020. The increase in the ratio during 2020 was driven by a significant increase in net incurred claims on a period-over-period comparative basis with a similar base of net premiums earned during each period.

The claims and claims expense ratios in the general aviation line of business were 101.3% in 2018, 84.7% in 2019 and 43.7% in 2020. The decrease in the ratio during 2020 was mainly driven by a decrease in net incurred claims, and a significant increase in net premiums earned on a period-over-period comparative basis.

The claims and claims expense ratios in the marine cargo line of business were 270.8% in 2018, 1.5% in 2019 and (16.0)% in 2020. The decrease in the ratio during 2020 was driven by reduced loss activity and favorable claims development in prior accident years.

Policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment increased by 18.4% from $21.2 million in 2019 to $25.1 million in 2020. The policy acquisition expense ratio for 2020 was 19.8% compared to 20.9% in 2019.

Policy acquisition expenses in the specialty short-tail segment decreased by 6.6% from $22.7 million in 2018 to $21.2 million in 2019. The policy acquisition expense ratio for 2019 was 20.9% compared to 23.9% in 2018.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the years indicated:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Gross written premiums	$17.8	$18.0	$19.3
Reinsurers’ share of insurance premiums	—	—	—
Net written premiums	$17.8	$18.0	$19.3
Change in unearned premiums	(0.0)	(0.2)	(0.4)
Net premiums earned	$17.8	$17.8	$18.9
Net claims and claim adjustment expenses	(11.4)	(14.6)	(6.3)
Policy acquisition expenses	(3.1)	(3.0)	(3.1)
Net underwriting results	$3.3	$0.2	$9.5

Claims & claim expense ratio	64.2%	82.0%	33.2%
Policy acquisition expenses ratio	17.1%	16.9%	16.4%

Gross written premiums

Gross written premiums in the reinsurance segment increased 7.2% from $18.0 million in 2019 to $19.3 million in 2020.

Gross written premiums in the reinsurance segment increased 1.1% from $17.8 million in 2018 to $18.0 million in 2019.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from $0.2 million in 2019 to $0.4 million in 2020. The increase was due to the growth in overall written premiums.

Net change in unearned premiums in the reinsurance segment increased from $0.02 million in 2018 to $0.2 million in 2019. The increase was due to the reinsurance portfolio for 2019 being more heavily weighted to the second half of the year compared to 2018.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 6.2% from $17.8 million in 2019 to $18.9 million in 2020.

Net premiums earned in the reinsurance segment decreased 0.0% from $17.8 million in 2018 to $17.8 million in 2019.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment decreased 56.8% from $14.6 million in 2019 to $6.3 million in 2020. This was primarily due to reduced claims activity during the current year and favorable claims development in prior period accident years during 2020.

Net claims and claim adjustment expenses in the reinsurance segment increased 27.3% from $11.4 million in 2018 to $14.6 million in 2019. This was primarily due to higher losses incurred in 2019 amounting to $13.0 million as compared to $9.7 million in 2018.

Claims and claims expense ratios for the reinsurance segment for the three years ended December 31, 2018, 2019 and 2020 were as follows:

●	33.2% in 2020

●	82.0% in 2019

●	64.2% in 2018

Policy acquisition expenses

Policy acquisition expenses in the reinsurance segment increased by 3.3% from $3.0 million 2019 to $3.1 million in 2020. The policy acquisition expense ratio for 2020 was 16.4% compared to 16.9% for 2019.

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

We have not historically incurred debt. As of December 31, 2020, we had $8.0 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements, which did not change from December 31, 2019. In addition, as of December 31, 2020 we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.

We have historically paid regular dividends to our shareholders. In August 2018 IGI declared a dividend of $0.03 per share. In March 2019 and August 2019, we declared a dividend of $0.04 and $0.04 per share, respectively. In August 2020, we declared a dividend of $0.09 per share. Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority and by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.

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

Cash flows

There are three main sources of cash flows for IGI: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Net cash flows (used in) from Operating activities after tax	$104.1	$21.4	$(90.5)
Net cash flows used in investing activities	(1.2)	(1.0)	(1.9)
Net cash flows (used in) from financing activities	(19.1)	(16.5)	35.7
Change in cash and cash equivalent	83.8	3.9	(56.7)
Effect of foreign currency rate changes on cash and cash equivalents	(3.2)	3.8	(2.2)
Net change in cash and cash equivalents	$80.6	$7.7	$(59.0)

Net cash from (used in) operating activities

Net cash flows from operating activities decreased by $106.9 million from net cash inflow of $21.4 million in the twelve months ended December 31, 2019 compared to net cash outflow of $90.5 million in the twelve months ended December 31, 2020. Net cash inflow for the year ended December 31, 2020 consisted of $105.7 million generated from operations, significantly reduced by the $196.2 million deployment in investments, net of sale proceeds including term deposits. Net cash inflow for the year ended December 31, 2019 consisted of $107.4 million generated from operations, significantly reduced by the $86 million deployment in investments, net of sale proceeds including term deposits.

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

Net cash used in investing activities

Net cash flow used in investing activities increased from $1.0 million in the twelve months ended December 31, 2019 to $1.9 million in the twelve months ended December 31, 2020. This was primarily due to purchases of intangible assets represented by computer software and licenses.

Net cash flow used in investing activities decreased from $1.2 million in the twelve months ended December 31, 2018 to $1.0 million in the twelve months ended December 31, 2019.

Net cash flows from (used in) financing activities

Net cash flows from (used in) financing activities increased by 316.5% from a net cash outflow of $16.5 million in the twelve months ended December 31, 2019 to a net cash inflow of $35.7 million in the twelve months ended December 31, 2020. The cash inflow from financing activities in the twelve months ended December 31, 2020 reflected a cash injection of $40.8 million from the business combination with Tiberius Acquisition Corp., reduced by a dividend payment of $4.4 million.

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

Ratings

In September 2019, A.M. Best Company (“A.M. Best”) upgraded our rating to “A” (Excellent)/Stable. This rating reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. In October 2020, A.M. Best reaffirmed our rating with an “A” (Excellent)/Stable.

In July 2020, S&P Global Ratings (“S&P”) reaffirmed our financial strength with an “A-”/Stable.

Capital Requirements

We are subject to regulatory and internal management capital requirements.

BMA requirements

IGI Bermuda is regulated by the Bermuda Monetary Authority (“BMA”) and as such is subject to the BMA’s capital requirements. For purposes of IGI Bermuda’s capital requirements, the BMA considers the combination of risk bearing entities that consolidate into IGI Bermuda in addition to treating other companies in the IGI group as “investments in affiliates” and so assesses the capital and solvency of the group as a whole. IGI Bermuda holds sufficient capital adequacy and solvency margins as mandated by the statutory capital requirements of the BMA.

IGI Bermuda holds a class 3B insurance license which is given to large commercial insurers with net written premiums written exceeding $50 million. IGI Bermuda generated net written premiums of $203.4 million, $252.1 million and $338.4 million in 2018, 2019 and 2020, respectively.

The Bermuda Insurance Act provides that the statutory assets of a general business insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum margin of solvency (the “MSM”) which varies with the type of registration of the insurer under the Insurance Act.

For Class 3B licensed entities the MSM is the greater of:

●	$1 million;

●	for insurers with net premium income (the “NPI”) of up to $6 million, 20% of NPI, and for insurers with NPI of greater than $6 million, the aggregate of $1.2 million plus 15% of the amount by which NPI exceeds $6 million;

●	15% of the aggregate of net loss and loss expense provisions and other general business insurance reserves; or

●	25% of the ECR (as defined below) as reported at the end of the relevant year.

As such, the MSM required of IGI was $25.7 million, $31.9 million and $49.9 million in each of 2018, 2019 and 2020, respectively.

The BMA also requires Class 3B insurers to maintain an additional amount of statutory capital and surplus equal to, or exceeding, the enhanced capital requirement (“ECR”), which is established by reference to either the Bermuda Solvency Capital Requirement (the “BSCR”) or an approved internal capital model. The BSCR is calculated based on models provided by the BMA. The ECR required of IGI Bermuda was $102.7 million, $137million and $199.7 million in each of 2018, 2019 and 2020, respectively.

The BMA also established a target capital level (“TCL”) above the ECR which insurers are expected to hold at least in total equivalent to 120% of the ECR (“the Target Capital”). The TCL required of IGI Bermuda was $123.3 million, $164.4 million and $239.6 million in each of 2018, 2019 and 2020, respectively.

IGI Bermuda’s audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements by 287%, 244% and 180% in 2018, 2019 and 2020, respectively:

	Year ended December 31,
($) in millions	2018	2019*	2020*
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	$25.7	$31.9	$49.9
Enhanced Capital Requirement (ECR) **	102.7	137.0	199.7
Target Capital Level (TCL)	123.3	164.4	239.6

IGI Bermuda’s statutory capital and surplus	$295.0	$333.6	$359.2
Bermuda Solvency Capital Requirement Ratio	287%	243%	180%
Headroom over TCL	$171.7	$169.2	$119.6

*	The 2019 & 2020 BSCR ratios were calculated using the BSCR’s new methodology and revised regulatory guidelines effective 1 January 2019. The 2020 ratio is based on IGI Bermuda’s unaudited statutory financial statements.

**	The BMA has revised the BSCR model and rules for commercial insurers effective 1 January 2019. The revised capital charge approach was linearly graded in over three reporting years starting with our 2019 year end filing. In 2019, the ECR was increased by 33% of the difference between the old and revised BCSR methodologies, while for 2020 (being the second year of adopting the revised BSCR model), the ECR was increased by 66% of the difference between the two calculations.

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 22% and 64% in 2018 and 2019, respectively. IGI UK’s financial statements for the year ended December 31, 2020 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 51%.

C. Research and Development, Patents and Licenses, etc.

We had no significant research and development policies or activities for the years ended December 31, 2018, 2019 and 2020. We do not have any patents or licenses that are material for conducting our business, except as described in this annual report.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that will have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We manage most of our investment portfolio in-house, with the exception of approximately $20.7 million which is managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee of the board of directors and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2020 and December 31, 2019 was as follows:

	Fair Value
Asset Description	December 31, 2019	December 31, 2020
	($) in millions
Fixed income securities	$211.5	$393.6
Fixed and call deposits	250.8	205.4
Cash at banks and held with investment managers	61.4	100.3
Equities	34.0	34.7
Real estate	38.8	31.6
Alternative funds	8.2	9.8
Total	$604.7	$775.3

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2020:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
A	$41.4	—	$41.4
A-	43.2	—	43.2
A+	12.3	—	12.3
A1	13.7	—	13.7
A2	32.8	—	32.8
A3	47.7	—	47.7
AA	2.2	—	2.2
AA-	2.0	—	2.0
AA+	2.0	—	2.0
Aa1	1.8	—	1.8
Aa2	5.7	—	5.7
Aa3	15.6	—	15.6
AAA	44.6	—	44.6
B+	0.2	—	0.2
Ba1	4.5	—	4.5
Ba2	2.2	—	2.2
Ba3	1.1	—	1.1
Baa1	8.6	—	8.6
Baa2	20.6	—	20.6
Baa3	7.6	—	7.6
BB+	1.4	—	1.4
BBB	32.9	—	32.9
BBB-	10.1	—	10.1
BBB+	35.2	—	35.2
Not Rated	1.5	2.7	4.2
Total	$390.9	$2.7	$393.6

The following table summarizes our investment results as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	($) in millions, unless otherwise specified
Average investments, at cost (1)	$481.3	$543.4	$667.0
Total investment income (2)	$9.4	$13.0	$8.5
Percent earned on average investments (3)	2.0%	2.4%	1.3%
Minus Realized gains/(losses) on investments (4)	1.3	0.3	1.2
Minus Realized gain (loss) on investment properties	—	0.7	(0.2)
Minus Unrealized gains/(losses) on investments (5)	(0.9)	1.6	(0.2)
Minus Fair value gain (loss) on investment properties	0.1	(0.3)	(2.0)
Minus Expected credit losses on investments (6)	—	—	(0.3)
Minus Share of loss from associates	(0.9)	(0.4)	(1.5)
Total investment income, net (7)(9)	$9.8	$11.1	$11.5
Investment yield (8)(9)	2.0%	2.0%	1.7%

(1)	Includes investments, investment properties, investments in associates, cash and bank balances and term deposits. 2018 and 2019 comparatives were not including cash and bank balances which are adjusted here to conform to the current year’s presentation.

(2)	Total investment income is comprised of income from interest, dividends, gains and losses from investments and investment properties, change in the unrealized investment gains/losses, fair value gains/losses on investment property, share of profit from associate companies in the business of commercial leasing, impairments and expected credit losses on investments and investment custodian fees and other investment expenses.

(3)	Reflects total investment income divided by average investments at cost. As a result of note (1), the amounts earned on average investments as previously reported has been adjusted as follows:

Description	2018 as reported	2018 Adjusted	2019 as reported	2019 Adjusted
Average investments, at cost	$407.8	$481.3	$418.3	$543.4
Total investment income	$9.4	$9.4	$13.0	$13.0
Percent earned on average investments	2.3%	2.0%	3.1%	2.4%

(4)	Net realized gains and losses on investments is comprised of realized gains and losses on the sale of bonds at fair value through other comprehensive income, plus fair value changes of financial assets at fair value through profit and loss.

(5)	Unrealized gains (losses) on investments includes unrealized losses on revaluation of financial assets at fair value through profit and loss.

(6)	Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.

(7)	Represents net investment income and share of profit (loss) from associates, net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates.

(8)	Represents total investment income, net divided by average investments at cost.

(9)	This data has been adjusted as follows:

Description	Total investment income, net	Average investments, at cost	Investment yield
2018 as reported	$9.1	$407.8	2.2%
Minus: Share of loss from associates	$(0.9)	-	-
2018 Adjusted	$9.8	$481.3	2.0%

2019 as reported	$10.7	$418.3	2.6%
Minus: Share of loss from associates	$(0.4)	-	-
2019 Adjusted	$11.1	$543.4	2.0%

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31,
	2018	2019	2020
Barclays U.S. Aggregate Bond Index	3.0%	3.2%	2.8%
S&P 500® Index (dividend return)	2.4%	2.6%	1.5%

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2020 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2020
	Cost	Carrying Value
	($) in millions
2020	1.5	1.8
2021	104.4	105.3
2022	48.6	50.4
2023	26.0	26.8
2024	34.0	35.6
2025	76.6	79.9
2026	19.9	22.0
2027	16.9	18.5
2028	16.0	17.3
2029	20.8	22.0
2030	8.6	9.0
2033	0.1	0.1
2035	3.8	4.8
Total	$377.1	$393.6

*	There are no investments with contractual maturities of 2031, 2032 or 2034.

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

●	Property reinsurance treaties — We purchase property reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2020. Our property per risk reinsurance generally covers losses between an average entry point in excess of $8.1 million up to $35.0 million PML. PML error is purchased beyond this limit for a further $47.5 million. Our catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $9.25 million.

●	Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses. A significant treaty is in effect as of January 1, 2021 providing us with two layers of protection. The 1st layer provides coverage for losses in excess of $2.5m and is 35% placed, whilst the 2nd layer provides coverage for losses in excess of $5m and is 80% placed. In addition, we place further reinsurance of 20% on a Quota Share basis for London office written personal injury policies and London / Bermuda office issued director and officer policies.

●	Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

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

We buy most of our casualty reinsurance on a “risk attaching” basis. Under risk attaching treaties, all claims from policies incepting during the year of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If we are unable to renew or replace our existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, we could revise our underwriting strategy for new business to reflect the absence of reinsurance protection. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the year are covered. If we are unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, and therefore we would seek to purchase run off coverage.

Reinsurance Recoverables

At December 31, 2020, approximately 88.3% of IGI’s reinsurance recoverables on unpaid losses (not including ceded unearned premiums) of $187.5 million were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 7.6% of total shareholders’ equity available to IGI at December 31, 2020.

The following table shows our top 5 reinsurers as of December 31, 2020, their credit rating as of December 31, 2020, and the reinsurance recoverable from such reinsurers as of both December 31, 2020 and December 31, 2019 (dollars in millions):

Reinsurer	Rating	Reinsurance Recoverable at December 31, 2019	Reinsurance Recoverable at December 31, 2020
Hannover Ruckversicherungs – AG	A+	$22.9	$30.2
Argo Re – Bermuda	A-	15.8	14.4
General Ins Co of India – India	B++	15.1	13.1
AIG Europe Ltd – UK	A	13.0	9.3
Rth 1414 Synd Ascot – UK	A	7.0	7.1
Total		$73.7	$74.1

Reserves

To recognize liabilities for unpaid losses,6 both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

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

[6]	For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

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

Actuarial Methodologies

The main methodologies used to project claims to ultimate include resolution but are not limited to:

Chain Ladder Method: Using a development triangle7 of cumulative claims amounts, a set of incremental development factors are calculated. The development factor is equal to the ratio of the cumulative claims at each development period to that at the previous development period. These development factors are then applied to the most recent data point in the triangle to project the current claims to ultimate resolution.

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

The IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components:

●	Small Losses (individual losses below a specified threshold);

●	Large Risk Losses (risk losses greater than a specified threshold);

●	Modelled Catastrophe Losses (losses arising from perils in countries modelled by our natural catastrophe modelling software, currently RMS); and

●	Non-Modelled Losses.

[7]	Development triangle means values (in this case, cumulative paid or case reported claims) organized by year of origin (typically the applicable accident year) and development period (typically the number of quarters since the commencement of the original period).

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

The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2018 to 2020 and demonstrates the reserve surplus and deficiencies recognized over this year.

IGI Booked Reserves

	Year Ended December 31,
($) in millions	2018	2019	2020
Net outstanding claims at beginning of year	$196.6	$196.8	$236.8
Net provision for claims and claims expenses:
Claims occurring during the current year	94.3	124.4	157.8
Provided during the year related to prior accident years	(9.0)	(6.3)	(6.1)
Total	$281.2	$314.9	$388.5
Net payments for claims:
Current year	19.6	15.5	13.1
Prior years	65.5	62.6	70.7
Total	$85.1	$78.1
Gross Case Reserves, IBNR and ULAE	384.4	413.0	492.3
Ceded Case Reserves, IBNR & ULAE	(187.6)	(176.2)	(187.5)
Provided during the year related to prior Net outstanding claims	$196.8	$236.8	$304.8

The following table sets out our claims reserving provisions including ULAE as of December 31, 2019 and as of December 31, 2020:

Change in Case Reserves, IBNR and ULAE

($) in millions	As of December 31, 2019	As of December 31, 2020	Difference
Gross Reported Case reserve	$292.7	$312.3	$19.6
Reinsurance Reported Case Reserve	163.2	160.4	(2.8)
Net Reported Case Reserve	129.5	151.9	22.4
Net IBNR Reserves & ULAE	107.3	152.8	45.5
Net outstanding claims	$236.8	$304.8	$68.0

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

During the year ended December 31, 2019, net ultimate losses for accident year 2018 and prior years decreased by $6.3 million. This decrease reflected an increase of incurred claims of $37.1 million and a reduction in IBNR of $43.4 million. The decrease was driven by favorable movement mainly in the energy, marine, ports & terminals and financial institutions lines of businesses. During this period, IGI experienced an increase in case estimates (i.e. adverse movement) in the property, casualty and political violence lines of business. Ultimate claims for property increased by $4.1 million, mainly driven by two late reported bordereaux claims, increase in the net amount incurred for Hurricane Michael in the amount of $0.8 million and one large claim from the 2018 accident year. Estimates for ultimate claims increased for IGI’s casualty line of business in the amount of $1.5 million, mainly driven by the deterioration across three large claims in the 2018 accident year. Ultimate claims for political violence increased by $1.7 million mainly related to one large claim from the 2018 accident year.

During the year ended December 31, 2020, net ultimate losses for accident year 2019 and prior years decreased by $6.1 million. This decrease reflected an increase of incurred claims of $41.7 million and a reduction in IBNR of $47.8 million. The decrease was driven by favorable movement in the inward reinsurance, energy, political violence and financial institutions lines of businesses. During the same period, IGI experienced an increase in case estimates (i.e. adverse movement) in the property, casualty and engineering lines of business. Ultimate claims for property increased by $3.7 million driven by two late adverse movements with respect to the 2018 and 2019 accident years. Estimates for ultimate claims increases for casualties in the amount of $1.5 million related to the greater than expected claims development on the 2017 and 2018 binder years.

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

The table below indicates that during each of the years ended December 31, 2018, 2019 and 2020, IGI has recorded reserving releases (item (C)).

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

As of December 31, 2018, 2019 and 2020, IGI had $81.2 million, $107.3 million and $152.8 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE

	Year Ended December 31,
($) in millions	2018	2019	2020
Carrying Balance of IBNR Reserves in Balance Sheet Beginning Balance (A)	$72.0	$81.2	$107.3
Subsequent Movement in Following Financial year:
IBNR Reserves Moved to Incurred Reserves (B)	(33.4)	(37.1)	(41.7)
IBNR Reserves Strengthening/Release pertaining to prior years (C)	(9.0)	(6.3)	(6.1)
IBNR Reserves Added For New Accident Year (D)	51.6	69.5	93.3
Net Charge to P/L (B+C+D)= (F)	$9.2	$26.1	$45.5
Carrying Balance of IBNR Reserves in Balance Sheet Ending Balance (A+F)	$81.2	$107.3	$152.8

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2010	71.4	63.5	62.0	58.9	58.2	60.1	58.6	58.7	58.5	58.6	58.5	97.7
2011	76.2	60.6	59.6	60.7	62.3	59.8	60.3	58.1	57.3	57.4		119.3
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	71.6	71.6			148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3				180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6					189.5
2015	92.9	87.0	79.8	75.3	73.1	72.6						155.8
2016	98.8	94.1	90.1	85.4	89.2							157.9
2017	110.3	117.2	116.4	113.9								146.7
2018	94.3	105.0	108.5									183.3
2019	124.4	115.7										215.5
2020	157.8											283.5

For additional information about our reserves and reserves development, see Note 7 to IGI’s consolidated financial statements included elsewhere in this annual report.

Effects of Inflation

Inflation may have a material effect on our consolidated results of operations by its effect on interest rates and on the cost of settling claims. The potential exists after a catastrophe or other large property loss for the development of inflationary pressures in a local economy as the demand for services, such as construction, typically surges. The cost of settling claims may also be increased by global commodity price inflation. We take both these factors into account when setting reserves for any events where we think they may be material.

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

In addition to general price inflation, we are exposed to a persisting long-term upwards trend in the cost of judicial awards for damages. We take this into account in our pricing and reserving of casualty business. We also take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. If inflation, interest rates and bond yields increase, this would result in a decrease in the market value of certain of our fixed interest investments. See “Risk Factors—Risks Relating to Our Business and Operations—Our results of operations, liabilities and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.”

Critical Accounting Policies

Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. We believe that the following critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. A statement of all the significant accounting policies we use to prepare our financial statements is included in the notes to the consolidated financial statements. If factors such as those described under “Risk Factors” cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial results, there could be a material adverse effect on our operating results, financial condition and liquidity.

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

Financial assets

(a) Initial recognition and measurement

Financial assets are classified, at initial recognition, a cost and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss (FVTPL).

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

(ii) Bonds and debt instruments measured at fair value through other comprehensive income (FVOCI)

We apply this category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met: (1) the instrument is held within a business model, the objective of which is both collecting contractual cash flows and selling financial assets, and (2) the contractual terms of the financial asset meet the SPPI test.

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

Total carrying amount of insurance contract liabilities as at period ended December 31, 2020 was $492.3 million (2019: $413.1 million). As at December 31, 2020, gross incurred but not reported claims (IBNR) amounted to $179.9 million (2019: $120.3 million) out of the total insurance contract liabilities.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Wasef Salim Jabsheh	78	Chairman of the Board and Chief Executive Officer
Walid Wasef Jabsheh	44	President and Director
David Anthony	66	Director
Michael T. Gray	61	Director
David King	75	Director
Wanda Mwaura	48	Director
Andrew J. Poole	40	Director
Hatem Wasef Jabsheh	41	Chief Operating Officer
Pervez Rizvi	59	Chief Financial Officer
Andreas Loucaides	68	Chief Executive Officer, IGI UK

The business address for each of the Company’s directors and executive officers is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, except for Andrew J. Poole and Michael T. Gray whose business address is 3601 N Interstate 10 Service Rd W Metairie, LA.

Biographical information concerning our directors and executive officers listed above is set forth below.

Wasef Jabsheh serves as our Chairman of the board of directors and Chief Executive Officer, positions he has held since the consummation of the Business Combination on March 17, 2020. Wasef Jabsheh founded IGI in 2001 and served as the Chief Executive Officer and Vice Chairman of IGI Dubai from 2011 until the Closing. Wasef Jabsheh has specialized in marine and energy insurance for more than 50 years in various prominent roles with the Kuwait Insurance Co and with ADNIC (the Abu Dhabi National Insurance Company) from the mid-1970s to the late 1980s. In 1989, Mr. Jabsheh established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the board of directors of HCC Insurance Holdings Inc. from 1994 until 1997.

Walid Jabsheh serves as our President and as a Director, positions he has held since the consummation of the Business Combination on March 17, 2020. Walid Jabsheh joined IGI in 2002 and, prior to his current role at the Company, served as the President of IGI Dubai where he played a pivotal role in the growth and development of IGI Dubai. Walid Jabsheh began his career at Manulife Reinsurance in Toronto, Canada and later joined LDG Reinsurance Corporation, a subsidiary of Houston Casualty Co, in 1998 where he served as Senior Underwriter managing a $30 million book of treaty and facultative business.

David Anthony has served as a Director since the consummation of the Business Combination on March 17, 2020. Mr. Anthony served as a non-executive director on the board of IGI Dubai from July 2018 through March 2020. Since June 2018, Mr. Anthony has been an independent insurance consultant working through his company, DA Research & Analysis (DARAA) Ltd. From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was an active lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citi Bank N.A. London from June 1987 to April 1992, and Senior Analyst at Moody’s Investors Service, New York from April 1992 to March 1994. Mr. Anthony has more than 30 years of experience in the insurance and reinsurance industry, which has included senior, insurance-related positions at ratings agencies and with international banks. Throughout his career he has worked extensively in Europe, the Middle East, North Africa and the United States.

Michael T. Gray has served as a Director since the consummation of the Business Combination on March 17, 2020. Mr. Gray serves on the board of Delwinds Insurance Acquisition Corp., a newly formed company formed for the purpose of effecting a business combination. Mr. Gray has over 30 years of leadership experience in the insurance industry. He served as the Executive Chairman and Chief Executive Officer of Tiberius from its inception until the closing of the Business Combination. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company with an A.M. Best credit rating of ‘A-’. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has served as Chairman of the board of The Gray Casualty and Surety Company since 2006, Chairman of the board of the Louisiana Insurance Guaranty Association since 2008 (director since 1995), director of the American Insurance Association since 2011, director of the Property Casualty Insurers Association of America since 2010, director of the Tulane University Family Business Center Advisory Council since 2008, Chairman of the board of The Gray Surplus Lines Insurance Company since 2020 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including title insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Mr. Gray graduated from the Harvard Business School “Presidents Program in Leadership” in 2020.

David King has served as a Director since the consummation of the Business Combination on March 17, 2020. Mr. King served as a non-executive director on the board of IGI Dubai from November 2012 through 2020. He also serves as non-executive chairman of International General Insurance Company (UK) Ltd., our wholly-owned subsidiary, where he is also a member of the audit committee. He also serves as non-executive chairman of Forex Capital Markets Limited, where he has been a non-executive director since August 2014 and is a member of its audit committee and nomination and remuneration committee. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting chief executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Wanda Mwaura has served as a Director since the consummation of the Business Combination on March 17, 2020. Ms. Mwaura has more than 23 years of financial services, (re)insurance, and accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at Ernst & Young Ltd. from 1996 through 2013, including serving as a partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the owner of Consult.bm, a non-executive director and consulting services provider. Ms. Mwaura held various leadership roles at affiliates of PartnerRe, including a principal representative of Partner Reinsurance Company Ltd. and Partner Reinsurance Life Company of Bermuda Ltd. (from February 2017 to July 2019), a director and principal executive of PRE Life Bermuda Re Ltd. (from July 2018 to July 2019), a director of PartnerRe Investment Holding Company Ltd. and PartnerRe ILS Fund Ltd. (each from February 2017 to July 2019) and a director of PartnerRe ILS Fund Ltd. (from February 2017 to June 2019). She also served as a principal representative of Raccoon River Re Ltd. (from January 2019 to July 2019), a director of Aurigen Capital Limited (from August 2017 to April 2018) and Aurigen Services Ltd. (from August 2017 to October 2017), and a director and principal representative of Aurigen Reinsurance Limited (from August 2017 to December 2018). Ms. Mwaura is a graduate of Dalhousie University and is a certified public accountant in the U.S. and a Chartered Professional Accountant in Canada.

Andrew J. Poole has served as a Director since the consummation of the Business Combination on March 17, 2020. Mr. Poole serves as Chairman of the Board of Directors and Chief Executive Officer of Delwinds Insurance Acquisition Corp., a newly formed company formed for the purpose of effecting a business combination. Mr. Poole was most recently an investment consultant at The Gray Insurance Company and the Chief Investment Officer of Tiberius until the closing of the Business Combination between Tiberius and IGI Dubai. He has over 15 years of diversified investment experience centered on the generation of risk adjusted returns as a manager of capital at various hedge funds with a focus, in part, on public insurance companies. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as a Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both multi-strategy multi-manager cross capital structure long/short hedge funds. Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003. Mr. Poole holds a B.A. from The George Washington University.

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

Pervez Rizvi has served as our Chief Financial Officer since the consummation of the Business Combination on March 17, 2020. Mr. Rizvi has served as the Group Chief Financial Officer of IGI Dubai since 2015. He has over 34 years of experience out of which 31 years are in the insurance and banking sectors. He obtained a Bachelor of Commerce in Accounts and Management followed by a CA (India) and a CPA (USA). Mr. Rizvi is a member of the Institute of Chartered Accountants of India. Mr. Rizvi began his insurance career with the Life Insurance Corporation of India in 1989 and later joined Oman National Insurance Company in Oman. He worked with HSBC Bank in the UAE and Malaysia and Zurich Financial Services in DIFC, Dubai in a number of senior management roles. His last assignment prior to joining IGI was with an Islamic insurance company in Abu Dhabi as Chief Financial Officer.

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

Family Relationships

Wasef Jabsheh, our Chief Executive Officer and Chairman, is the father of Walid Jabsheh, our President, and Hatem Jabsheh, our Chief Operating Officer. He is also the father of Hani Jabsheh, who was a non-executive director of IGI Dubai until shortly after the consummation of the Business Combination, and the uncle of Mohammad Abu Ghazaleh, one of our shareholders who was the Chairman of the board of directors of IGI Dubai until shortly after the consummation of the Business Combination.

B. Compensation

The aggregate amount of cash compensation, consisting of salaries, bonuses, and incremental accrual value of phantom shares paid by us to our executive officers collectively during 2020, was approximately $5.3 million for services in all capacities. In addition, we have accrued $0.3 million of long-term benefits as of December 31, 2020 (in the form of the earn-out value of shares) in connection with the grant of restricted shares to certain executive officers.

The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2020 was approximately $0.45 million.

On September 30, 2020, our board of directors approved the grant of an aggregate of 75,000 restricted shares to certain executive officers. The restricted shares were granted on October 7, 2020 and are eligible to vest in three equal instalments on each January 2 occurring in 2021 through 2023, subject to the applicable executive officer’s continued employment with IGI. The aggregate grant date fair value of the restricted shares granted to certain executive officers was approximately $0.6 million.

Executive Officer Compensation

Our policies with respect to the compensation of our executive officers are administered by our board of directors in consultation with our compensation committee. The compensation policies followed by us are intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding potential and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee is charged with recommending executive compensation packages to our board of directors.

Equity-based compensation is an important foundation of the executive compensation package as we believe it is important to maintain a strong link between executive incentives and the creation of shareholder value. We believe that equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

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

Equity Awards. We have established an equity incentive plan to incentivize our employees, consultants, advisors and other persons who perform services for us. A description of the 2020 Omnibus Equity Incentive Plan and the awards that may be made under this plan is set forth in the section entitled “—Description of the 2020 Omnibus Incentive Plan.” Equity awards constitute a significant portion of executive compensation.

Severance Benefit. Other than as provided in applicable employment agreements, we currently have no severance benefits plan. We may consider the adoption of a severance plan for executive officers and other employees in the future.

Employment Agreements

We have previously entered into employment agreements with our Chief Executive Officer, President and Chief Operating Officer. In preparing these employment agreements, the Company utilized certain benchmarking data prepared by a third party. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in US dollars. The annual long term incentive opportunities are 150%, 125% and 100% of the executive’s base salary, respectively. Due to his expatriate status working in the United Kingdom, the President is entitled to a tax-gross up with respect to his base salary and bonus, and a housing allowance of up to £120,000 annually. The Chief Executive Officer is entitled to the use of private aircraft in connection with his travel outside of Jordan. The employment agreements contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his salary and bonus. If the executive is terminated for cause, the agreements provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. The executives’ employment would automatically terminate upon a change of control and, in this event, the executive would receive a severance benefit equal to three times the officer’s highest salary, bonus and equity award over the prior three years, and in connection with such a change of control and termination of employment, all unvested equity awards would become fully vested. The agreements also contain limitations on outside activities, include confidentiality obligations, and include covenants restricting the solicitation of employees and customers and a non-compete for 12 months following termination of employment. The employment agreements are governed by English law.

Description of the 2020 Omnibus Incentive Plan

We previously adopted the 2020 Omnibus Incentive Plan (the “2020 Plan”) prior to the consummation of the Business Combination with Tiberius, and the plan was approved by Tiberius’ shareholders at the Tiberius special meeting related to the Business Combination. The 2020 Plan provides for grants of stock options, share appreciation rights, restricted shares, other share-based awards and other cash-based awards. Directors, officers and other employees of the Company and its affiliates, as well as others performing consulting or advisory services for the Company and its affiliates, are eligible for grants under the 2020 Plan. The purpose of the 2020 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2020 Plan.

Administration. The 2020 Plan is administered by any committee of our board of directors duly authorized by our board of directors to administer the plan (and, if no committee is so authorized, by our board of directors). For purposes of this discussion, the body that administers the 2020 Plan is referred to as the “Administrator.” The body that currently administers the 2020 Plan is our board of directors. Among the Administrator’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2020 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2020 Plan as it deems necessary or proper. The Administrator has authority to administer and interpret the 2020 Plan, to grant discretionary awards under the 2020 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of common shares to be covered by each award, to make all other determinations in connection with the 2020 Plan and the awards thereunder as the Administrator deems necessary or desirable and to designate authority under the 2020 Plan to our employees, directors, officers and/or professional advisors. To the extent we seek to obtain the benefit of exemptions available under Rule 16b-3 under the Exchange Act, the applicable compensation may be approved by “non-employee directors”.

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

Other Share-Based Awards. The Administrator may, subject to limitations under applicable law, make a grant of such other share-based awards, including, without limitation, performance share units, dividend equivalent units, share equivalent units, restricted share units and deferred share units under the 2020 Plan that are payable in cash or denominated or payable in or valued by our common shares or factors that influence the value of such shares. The Administrator may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period. The performance goals for performance-based other share-based awards generally may be based on one or more criteria determined from time to time by the Administrator.

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

Effective Date; Term. The 2020 Plan was adopted by our board of directors and became effective on March 17, 2020. No award will be granted under the 2020 Plan on or after the 10-year anniversary of the 2020 Plan. Any award outstanding under the 2020 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

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

Board Leadership Structure

In connection with the consummation of the Business Combination, Wasef Jabsheh was appointed as our Chairman of the board of directors and Chief Executive Officer. We believe that having Mr. Jabsheh act as both Chairman of the board of directors and Chief Executive Officer is most appropriate for us at this time because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the board. In particular, having Mr. Jabsheh act in both of these roles increases the timeliness and effectiveness of our board’s deliberations, increases the board’s visibility into the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.

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

Audit Committee

In connection with the consummation of the Business Combination, our board of directors formed an audit committee initially consisting of David Anthony, David King and Wanda Mwaura. Wanda Mwaura is the chair of the audit committee. The audit committee must be composed exclusively of “independent directors,” as defined by the rules and regulations of the SEC. In addition, we will be required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Each of the members of our audit committee is independent under SEC and Nasdaq rules and is “financially literate,” as defined under Nasdaq’s listing standards. Wanda Mwaura serves as the audit committee financial expert (within the meaning of SEC regulations).

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

Nominating/Governance Committee

As a foreign private issuer, the Company is not required to have a nominating/governance committee or a nominating/governance committee composed entirely of independent directors. However, in connection with the consummation of the Business Combination, our board of directors formed a nominating/governance committee with a majority of independent directors. The members of the nominating/governance committee are Walid Jabsheh, Michael Gray and David King. David King is the chair of the nominating/governance committee. The nominating/governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, advising the board of directors and making recommendations regarding appropriate corporate governance practices and assisting the board of directors in implementing those practices, reviewing management’s monitoring of the Company’s compliance programs and Corporate Code of Business Conduct and Ethics, leading the board of directors in the annual performance evaluation of the board of directors and its committees, developing and evaluating general education and orientation programs for directors, and recommending to the board of directors for its approval investor relations procedures.

Compensation Committee

As a foreign private issuer, the Company is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, in connection with the consummation of the Business Combination, our board of directors formed a compensation committee initially consisting of Walid Jabsheh, David Anthony and Andrew Poole. David Anthony is the chair of the compensation committee.

The Company has adopted a compensation committee charter which sets forth the requirements for compensation committee members and the responsibilities of the compensation committee. The 2020 Omnibus Incentive Plan of the Company is administered by the full board of directors.

The purpose of the compensation committee is to review, evaluate and approve compensation paid to our officers and directors. Each year, the compensation committee will review and make recommendations to the board of directors with respect to incentive-compensation plans and equity-based plans. The compensation committee will review director compensation and make recommendations to the board of directors regarding the form and amount of director compensation. The compensation committee meets at least twice per year and annually reviews the compensation committee charter.

Corporate Governance Practices

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:

●	In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.

●	In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee does not consist solely of independent directors.

●	In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not have regularly scheduled executive sessions.

Although not required by the rules and regulations of Nasdaq, the Company has adopted corporate governance guidelines which govern certain aspects of its corporate governance and board and committee practices.

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

D. Employees

As of December 31, 2020, 2019 and 2018, we had 252, 231 and 228 employees, respectively. The following table shows the number of employees, including management staff, by geography and function as of December 31, 2020.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	17	51	19	29	11	40	167
London	31	0	7	8	1	15	62
Dubai	6	1	0	2	0	2	11
Casablanca	4	0	0	1	0	1	6
Labuan	3	0	0	2	0	1	6
Total	61	52	26	42	12	59	252

We consider our relationship with our employees to be good and have not experienced interruptions to operations due to labor disagreements.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors is set forth in Item 7.A of this annual report.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 48,753,251 common shares issued and outstanding as of March 19, 2021, with respect to beneficial ownership of our shares by:

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

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of March 19, 2021, approximately 35.5% of our common shares are owned by 28 record holders in the United States of America.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	17,822,320	33.8%
Walid Wasef Jabsheh(3)	385,548	*
Hatem Wasef Jabsheh(4)	292,856	*
Pervez Rizvi	30,000	*
Andreas Loucaides	25,000	*
Michael T. Gray(5)	2,462,312	5.1%
Andrew J. Poole(6)	587,017	1.2%
David Anthony	*	*
David King	*	*
Wanda Mwaura	*	*
All directors and executive officers post-Business Combination as a group (ten individuals)	21,605,053	40.6%

Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(7)	6,942,692	14.2%
Argo Re Limited(8)	4,793,332	9.7%
Church Mutual Insurance Company(9)	3,300,000	6.8%
Weiss Multi-Strategy Advisers LLC(10)	3,620,632	7.43%

(1)	Based on 48,753,251 common shares of the Company issued and outstanding as of March 19, 2021.

(2)	Wasef Salim Jabsheh’s 13,822,320 common shares beneficially owned include 600,000 contingent unvested common shares that vest at $11.50 per share, 400,000 contingent unvested common shares that vest at $12.75 per share and 131,148 contingent unvested common shares that vest at $15.25 per share. Mr. Jabsheh has the right to vote and receive dividends with respect to these contingent unvested common shares. Mr. Jabsheh’s 4,000,000 warrants entitle him to purchase 4,000,000 common shares at a price of $11.50 per share. Wasef Jabsheh’s ownership does not include 951,529 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is the Chairman and Chief Executive Officer of the Company.

(3)	Walid Wasef Jabsheh’s ownership includes 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership, and 61,667 restricted shares, with respect to which he has voting rights. Mr. Jabsheh’s ownership does not include 565,981 common shares beneficially owned by his brothers or 17,822,320 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President of the Company and is the son of Wasef Jabsheh.

(4)	Hatem Wasef Jabsheh’s ownership includes 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership, and 46,667 restricted shares, with respect to which he has voting rights. Mr. Jabsheh’s ownership does not include 658,673 common shares beneficially owned by his brothers or 17,822,320 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.

(5)	Michael T. Gray’s beneficial ownership of 2,462,312 common shares includes (1) 1,157,000 common shares owned by the Gray Insurance Company, including 256,997 contingent unvested common shares that vest at $11.50, of which Michael T. Gray is President, (2) 1,054,392 contingent unvested common shares owned by Mr. Gray, including 263,499 common shares that vest at $11.50 per share, 122,032 common shares that vest at $12.75 per share, 417,396 common shares that vest at $14.00 per share and 251,465 common shares that vest at $15.25 per share, with respect to which Mr. Gray has the right to vote and receive dividends and (3) 105,741 unvested common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership, including 20,293 common shares that vest at $11.50 per share, 13,184 common shares that vest at $12.75 per share, 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Gray’s ownership does not include 100,000 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius prior to the consummation of the Business Combination and is currently a director of the Company.

(6)	The 587,017 common shares beneficially owned by Mr. Poole include 270,644 contingent unvested common shares, including 185,196 common shares that vest at $11.50 per share, 13,184 common shares that vest at $12.75 per share, 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Poole has the right to vote and receive dividends with respect to these contingent unvested common shares. Mr. Poole’s ownership also includes 230,000 common shares owned by his son Torin Perry Poole, including 78,807 contingent unvested common shares that vest at $11.50, for which common shares he disclaims beneficial ownership. The business address of Andrew Poole is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the Business Combination and is currently a director of the Company.

(7)	The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.

(8)	According to a Schedule 13G/A filed with the SEC on February 12, 2021, as of December 31, 2020, Argo beneficially owned 4,563,429 common shares of the Company and 500,000 warrants. Argo has informed the Company that subsequent to December 31, 2020 it sold 270,097 shares. Argo’s 4,293,332 shares beneficially owned include 39,200 contingent unvested common shares that vest at $12.75 per share. Argo Re Ltd. has the right to vote and receive dividends with respect to these contingent unvested common shares. Argo’s 500,000 warrants entitle Argo to purchase 500,000 common shares at a price of $11.50 per share. Argo Re Ltd. is a wholly owned subsidiary of Argo Group International Holdings, Ltd. The business address of Argo Group International Holdings, Ltd. is 110 Pitts Bay Road, Pembroke HM 08, Bermuda. The business address of Argo Re Ltd. is 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

(9)	The business address of Church Mutual Insurance Company is 3000 Schuster Lane, Merrill, WI 54452.

(10)	According to a Schedule 13G/A filed with the SEC on February 12, 2021, Weiss Multi-Strategy Advisers LLC holds shared voting and dispositive power with George A. Weiss with regard to 3,620,632 common shares. Such shares are owned by advisory clients of Weiss Multi-Strategy Advisers LLC and George Weiss is the managing member of Weiss Multi-Strategy Advisers LLC. Weiss Multi-Strategy Advisers LLC and Mr. Weiss each disclaim beneficial ownership of the common shares owned directly or indirectly by advisory clients of Weiss Multi-Strategy Advisers LLC, except to the extent of their pecuniary interest therein, if any. The business address of each of Weiss Multi-Strategy Advisors LLC and Mr. Weiss is One State Street, 20th Floor, Hartford, CT 06103.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

IGI Related Person Transactions

IGI has paid aircraft management fees and chartering revenues commissions amounting to $0.1 million in 2020 to Arab Wings Co., a company where a shareholder has a controlling interest. As at December 31, 2020, there was an amount of $0.04 million receivable from Arab Wings Co. compared to a payable of $0.2 million as at December 31, 2019.

Transactions Related to the Business Combination

Sponsor Share Letter

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Sponsor, Tiberius, IGI Dubai, Wasef Jabsheh and Argo entered into the Sponsor Share Letter, to which the Company became a party by executing and delivering a joinder thereto, pursuant to which the Sponsor agreed:

(a)	to transfer to Wasef Jabsheh at the Closing (i) 4,000,000 of its Tiberius private warrants (which became our private warrants at the Closing) and (ii) 1,000,000 of its Tiberius founder shares (represented by our common shares issued in exchange therefor in the Merger) (the “Jabsheh Earnout Shares”), with such Jabsheh Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein;

(b)	to transfer to Argo at the Closing (i) 500,000 of its Tiberius private warrants (which became our private warrants at the Closing) and (ii) 39,200 of its Tiberius founder shares (represented by our common shares issued in exchange therefor in the Merger) (the “Argo Earnout Shares”), with such Argo Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein;

(c)	effective upon the consummation of the Business Combination to subject 1,973,300 of its remaining Tiberius founder shares (represented by our common shares issued in exchange therefor in the Merger) (the “Sponsor Earnout Shares” and, together with the Jabsheh Earnout Shares and the Argo Earnout Shares, the “Earnout Shares”) to potential vesting and share acquisition obligations as set forth therein;

(d)	to waive its right to convert any loans outstanding to Tiberius into Tiberius warrants and/or warrants of the Company so long as such loans are repaid at Closing; and

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

The Earnout Shares cannot be transferred by any of Wasef Jabsheh, Argo or the Sponsor unless and until they vest in accordance with the requirements of the Sponsor Share Letter. Any Earnout Shares that fail to vest on or prior to the eight year anniversary of the Closing (the period from the Closing until such date, the “Earnout Period”) will be transferred to the Company for cancellation. Unless and until any Earnout Shares are transferred to the Company for cancellation, each of Wasef Jabsheh, Argo and the Sponsor will own all rights to such Earnout Shares, including the right to vote such shares and to receive dividends. The Earnout Shares will vest and no longer be subject to acquisition by the Company for cancellation as follows:

Holder	Number of Earnout Shares	Company Share Price Threshold*
Wasef Jabsheh	600,000	$11.50
	400,000	$12.75
	131,148	$15.25

Argo	39,200	$12.75

Sponsor and its transferees	800,000	$11.50
	160,800	$12.75
	550,000	$14.00
	331,352	$15.25

*	Based on the closing price of our common shares on the principal exchange on which such securities are then listed or quoted for 20 trading days over a 30 trading day period at any time during the Earnout Period (in each case subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions)

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

In addition, on February 12, 2020, Tiberius, the Sponsor, the Company and IGI Dubai entered into a letter agreement (the “Letter Agreement”) in which (1) the Sponsor agreed to forfeit 180,000 shares of Tiberius common stock at Closing and (2) Tiberius agreed to use its reasonable best efforts to repurchase 3,000,000 warrants from a warrant holder at Closing for an aggregate purchase price of $4,275,000.

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

Escrow Agreement

Pursuant to the Business Combination Agreement, 935,813 Exchange Shares otherwise issuable to the Sellers at the Closing (the “Escrow Shares”) were set aside in escrow and delivered to Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), to be held on behalf of the Sellers, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to the Company for any post-closing Transaction Consideration negative adjustments. The Escrow Shares were allocated among the Sellers pro rata based on the number of Exchange Shares received by each Seller, and while held in escrow, each Seller had voting and dividend rights with respect to the Escrow Shares based on such allocation.

In June 2020, upon the finalization of the purchase price under the Business Combination Agreement, of the 935,813 Escrow Shares, an aggregate of 927,258 Escrow Shares were released from escrow and delivered to the former shareholders of IGI Dubai, and 8,555 Escrow Shares were reacquired by the Company and cancelled.

Registration Rights Agreement with Former IGI Dubai Shareholders

At the Closing, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that became effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, the Sellers hold registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing for the Transaction Consideration adjustments) and any Tiberius securities transferred to such Seller under the Sponsor Share Letter (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) are entitled to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if at any time after the Closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, it will be required to give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, under the Registration Rights Agreement, subject to certain exceptions, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) are entitled to request in writing that the Company register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. The Company has also agreed to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all Registrable Securities and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. If a registration statement includes any Registrable Securities that are subject to transfer restrictions under the Lock-Up Agreements, the Escrow Agreement or the Sponsor Share Letter (including pursuant to the provisions of the Insider Letter incorporated therein), such Registrable Securities may be registered, but they may not be sold or transferred while subject to such transfer restrictions. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020.

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

Share Exchange Agreements

In connection with the Business Combination Agreement, shareholders of IGI Dubai holding 100% of the issued and outstanding capital shares of IGI Dubai entered into Share Exchange Agreements. Under the Share Exchange Agreements, each Seller thereto agreed to sell to the Company its shares of IGI Dubai in exchange for its portion of the Transaction Consideration under the Business Combination Agreement (less such Seller’s portion of the Escrow Shares), the consummation of such purchase and sale of shares to occur simultaneously with the Closing.

Each Seller made certain limited representations and warranties, and covenants to IGI Dubai, Tiberius and the Company in its Share Exchange Agreement. Each Seller, on behalf of itself and its affiliates, also provided a general release of IGI Dubai and its subsidiaries, effective as of the Closing, other than its rights under the Share Exchange Agreement and ancillary documents and certain claims related to employment or service as a director or officer. The representations, warranties and covenants of each Seller did not survive the closing of the Share Exchange Agreement, except for those covenants to be performed after such closing, which will survive until performed in accordance with their terms. Each Seller also appointed the Seller Representative to serve as its representative under the Business Combination Agreement, its Share Exchange Agreement and ancillary documents to which such Seller is a party.

The Share Exchange Agreement signed by Ominvest also gave such Seller certain consent rights over amendments to the Business Combination Agreement. The Share Exchange Agreement signed by Argo also (1) gave such Seller certain consent rights over amendments or waivers to the Business Combination Agreement, the Sponsor Share Letter and the Registration Rights Agreement, (2) limited the Seller release to matters related to its status as an equity holder of IGI Dubai and carved out fraud claims, and (3) included certain representations and warranties by Tiberius, IGI Dubai, the Company and the Seller Representative.

The transactions contemplated by the Share Exchange Agreements were consummated on March 17, 2020, concurrently with the closing of the Business Combination.

Non-Competition Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Wasef Jabsheh, Tiberius, IGI Dubai and the Purchaser Representative entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”), to which the Company became a party by executing and delivering a joinder thereto, in favor of Tiberius, the Company, IGI Dubai and their respective successors, affiliates and subsidiaries (collectively, the “Covered Parties”) relating to the Covered Parties’ business after the Closing. The Non-Competition Agreement became effective upon the consummation of the Business Combination. Under the Non-Competition Agreement, for a period of three (3) years after the Closing (the “Restricted Period”), Wasef Jabsheh and his controlled affiliates will not, without the Company’s prior written consent, anywhere in Asia, Africa, the Middle East, Central America, South America, Continental Europe or in any other markets in which the Covered Parties are engaged, or are actively contemplating to become engaged, in the Business, as of the date of the Closing or during the Restricted Period, directly or indirectly engage in the business (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in the business) of commercial property and casualty insurance and reinsurance (collectively, the “Business”). However, Wasef Jabsheh and his controlled affiliates may own passive investments of no more than 3% of the total outstanding equity interests of a competitor that is publicly traded, so long as Wasef Jabsheh and his controlled affiliates and their respective equity holders, directors, officers, managers and employees who were involved with the business of any of the Covered Parties are not involved in the management or control of such competitor. Under the Non-Competition Agreement, during the Restricted Period, Wasef Jabsheh and his controlled affiliates also will not, without the Company’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the Closing, during the Restricted Period or at any time within the six (6) month period prior to such solicitation, or (ii) solicit or induce the Covered Parties’ customers as of the Closing, during the Restricted Period or at any time within the 6 month period prior to such solicitation. Wasef Jabsheh also agreed to certain confidentiality obligations with respect to the information of the Covered Parties.

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

In the Lock-Up Agreement signed by Wasef Jabsheh, Mr. Jabsheh agreed that he will not, during the period from the Closing and ending on the earlier of (x) one year after the date of the Closing, (y) the date on which the closing sale price of our common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party (a “Subsequent Transaction”), sell, transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, the Restricted Securities, or publicly disclose the intention to do any of the foregoing. The lock-up period applicable to Mr. Jabsheh’s shares ended on March 17, 2021.

In the Lock-Up Agreements signed by Argo and Ominvest, only two-thirds of their Exchange Shares (including Escrow Shares) are Restricted Securities and one-third of their Exchange Shares are not subject to restrictions under the Lock-Up Agreement (which unrestricted shares will not include their Escrow Shares). With respect to their Restricted Securities, they each agreed that they will not, during the period from the Closing and ending (i) with respect to 50% of their Restricted Securities (excluding any Escrow Shares), on the earlier of (x) six months after the date of the Closing and (y) the date after the Closing on which the Company consummates a Subsequent Transaction and (ii) with respect to the remaining 50% of their Restricted Securities (including all Escrow Shares), the earliest of (x) one year after the date of the Closing, (y) the date on which the closing sale price of our common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which the Company consummates a Subsequent Transaction. The lock-up period for 50% of their Restricted Securities expired in September 2020 and for the remaining 50% of their Restricted Securities on March 17, 2021.

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

For a discussion of legal proceedings involving the Company, see Note 25 to the IGI audited consolidated financial statements included in this annual report and the section entitled “Item 4. Information on the Company—B. Business Overview—Litigation,” which is incorporated by reference herein.

Our board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual or annual basis, depending on our results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common shares and warrants are listed on Nasdaq under the symbols IGIC and IGICW, respectively. Holders of our common shares and warrants should obtain current market quotations for their securities. There can be no assurance that our common shares and/or warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our common shares and/or warrants could be delisted from Nasdaq. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section entitled “Risk Factors—Risks Relating to Ownership of Our Securities—Nasdaq may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions.”

B. Plan of Distribution

Not applicable.

C. Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “—A. Offer and Listing Details” of this annual report and is incorporated herein by reference.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description includes a summary of specified provisions of our memorandum of association and our Amended and Restated Bye-laws. This description is qualified by reference to our memorandum of association and our Amended and Restated Bye-laws which are incorporated by reference as exhibits to this annual report.

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

C. Material Contracts

Business Combination Agreement

On October 10, 2019, IGI Dubai entered into the Business Combination Agreement with Tiberius, the Sponsor (solely in its capacity as the Purchaser Representative), Wasef Jabsheh (solely in his capacity as the representative of the Sellers) and, pursuant to a joinder thereto, the Company and Merger Sub.

In connection with the Business Combination Agreement, all shareholders of IGI Dubai entered into Share Exchange Agreements with IGI Dubai, Tiberius and the Seller Representative, pursuant to which the Company became a party thereafter upon execution of a joinder thereto.

Pursuant to the Business Combination Agreement, among other matters, on March 17, 2020 (the “Closing”) (1) Merger Sub merged with and into Tiberius, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving securities of the Company (the “Merger”) and (2) all of the outstanding share capital of IGI Dubai (the “Purchased Shares”) was exchanged by the Sellers for a combination of common shares of the Company and aggregate cash consideration of $80.0 million (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As a result of and upon consummation of the Business Combination, each of Tiberius and IGI Dubai became a subsidiary of the Company and the Company became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI Dubai. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, our common shares and warrants to purchase common shares became listed on the Nasdaq under the symbols IGIC and IGICW, respectively.

The total consideration paid by the Company to the Sellers (the “Transaction Consideration”) was equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI Dubai and its subsidiaries as of the most recent month end of IGI Dubai prior to the Closing (the “Book Value”), plus (B) the amount of IGI Dubai’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of Purchased Shares divided by (B) the total number of issued and outstanding IGI Dubai shares as of the Closing.

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

Escrow Agreement

Pursuant to the Business Combination Agreement, 935,813 Exchange Shares otherwise issuable to the Sellers at the Closing (the “Escrow Shares”) were set aside in escrow and delivered to Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), to be held on behalf of the Sellers, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to the Company for any post-closing Transaction Consideration negative adjustments. See “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Registration Rights Agreement with Former IGI Dubai Shareholders

At the Closing, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that became effective upon the consummation of the Business Combination. See “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Founders Registration Rights Agreement

Tiberius, the Sponsor and the other Holders named therein are party to a registration rights agreement, dated as of March 15, 2018. At the closing of the Business Combination, the Company, Tiberius and the holders of a majority of the “Registrable Securities” thereunder entered into an amendment to such agreement whereby the Company assumed Tiberius’s obligations under the agreement (collectively, the “Founders Registration Rights Agreement”). Pursuant to the Founders Registration Rights Agreement, the Company agreed to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all “Registrable Securities” thereunder and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020.

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

Subscription Agreements with PIPE Investors

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “PIPE Subscription Agreement”) with certain investors (the “PIPE Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius common stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which became the Company’s common shares in the Business Combination. At the Closing, Tiberius issued 2,314,883 shares of Tiberius common stock to the PIPE Investors, which were exchanged for 2,314,883 common shares of the Company in the Merger. The PIPE Investors were given registration rights in the PIPE Subscription Agreements pursuant to which the Company, as the successor to Tiberius, is required to file a resale registration statement for the shares issued to the PIPE Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020.

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

Forward Purchase Commitments

In connection with its initial public offering in 2018, Tiberius obtained forward purchase commitments from four investors who committed to purchase Tiberius securities for $25 million in connection with Tiberius’s initial business combination. Prior to the Closing, The Gray Insurance Company, an affiliate of the Sponsor, assumed the rights and obligations of one of these four investors under his forward purchase contract and his PIPE Subscription Agreement. At the Closing, Tiberius issued 2,900,000 share of Tiberius common stock to the four investors that were exchanged for 2,900,000 common shares of the Company in the Merger. Following the consummation of the Business Combination, pursuant to the Founders Registration Rights Agreement, as amended at the Closing, the Company is required to file and maintain an effective registration statement under the Securities Act covering the resale of the securities issued to the four investors pursuant to the forward purchase contracts. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020.

Pursuant to the forward purchase commitments the forward purchase investors agreed not to sell, transfer, pledge, hypothecate or otherwise dispose of all or any part of the Founder Shares (as defined in the forward purchase contracts) that they acquired under the forward purchase contracts until the earlier to occur of (the “Lock-up”): (a) one year after the completion Tiberius’s initial business combination or (b) the date following the completion of Tiberius’s initial business combination on which Tiberius completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Tiberius common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Tiberius common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the business combination, the Founder Shares will be released from the Lock-up. This lock-up period ended on March 17, 2021.

Warrant Agreement

The Company agreed that, as soon as practicable, but in no event later than 30 business days after the Closing, we would use our best efforts to file a registration statement with the SEC covering the common shares issuable upon exercise of the warrants. The Company also agreed to use its best efforts to cause the registration statement to become effective and to maintain a current prospectus relating to such common shares until the warrants expire or are redeemed. The warrants expire on March 17, 2025. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020.

If a registration statement covering the common shares issuable upon exercise of the warrants is not effective within 90 days after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis.

Tiberius Insider Letter

Pursuant to the letter agreement, dated as of March 15, 2018 (the “Tiberius Insider Letter”), among Tiberius, the Sponsor and certain directors and officers of Tiberius (collectively, the “Insiders”), the Sponsor and each Insider agreed that they will not transfer any founder shares (or shares issuable upon conversion of the founder shares) until the earlier of (A) one year after the completion of Tiberius’s initial business combination or (B) subsequent to Tiberius’s initial business combination, (x) if the last sale price of the Tiberius common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Tiberius’s initial business combination or (y) the date on which Tiberius completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Tiberius common stock for cash, securities or other property. Following the closing of the Business Combination, the lock-up restrictions set forth in the Tiberius Insider Letter applied with respect to our common shares issued to the Sponsor (Lagniappe) and subsequently distributed to the Sponsor’s members, and to Insiders (four former directors of Tiberius) and their permitted transferees (Wasef Jabsheh and Argo) in exchange for their founder shares. The lock-up period set forth in the Tiberius Insider Letter ended on March 17, 2021.

Other Material Contracts

Other material contracts of the Company, including agreements entered into prior to the Business Combination, the Sponsor Share Letter, Registration Rights Agreements with Former IGI Dubai Shareholders, Share Exchange Agreements, the Non-Competition Agreement, Lock-Up Agreements and employment agreements with our Chief Executive Officer, President and Chief Operating Officer, are described elsewhere in this annual report or in the information incorporated by reference herein.

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

For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”). Accordingly, for purposes of these rules, the Company will be treated as owning all the assets of IGI and as earning all of its income, and IGI will, in turn, be treated as owning all the assets of, and earning all the income of the two insurance companies through which it conducts its business (viz., IGI Bermuda and IGI UK (together, the “Insurance Subs”)). Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” (a “QIC”) is excluded from the definition of passive income, even though that income would otherwise be considered passive (the “Insurance Company Exception”). A non-U.S. insurance company is a qualified insurance corporation if (i) the company would be taxed as an insurance company were it a U.S. corporation and (ii) claims and claim adjustment expenses and certain reserves (limited for this purpose to amounts required by applicable law and regulation) constitute more than 25% of the company’s gross assets for the relevant year, in each case as reported to the relevant regulator (the “Reserve Test”). Although not free from doubt, under certain recently proposed regulations on which taxpayers may rely until final regulations are published (the “Proposed Regulations”), the Company believes the Insurance Company Exception will apply to all of the QIC’s income earned with respect to assets of the QIC that are available to satisfy liabilities of the QIC related to its insurance business, provided that (i) the QIC’s officers and employees carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management, and sales activities and the QIC’s officers and employees perform virtually all of the active decision-making functions relevant to underwriting on a contract-by-contract basis or (ii) the QIC’s total costs incurred with respect to the QIC’s officers and employees for services rendered with respect to underwriting, contract and claim management, and sales activities are at least 50% of its total costs incurred for services by all persons for services rendered with respect to underwriting, contract and claim management, and sales activities.

Based on the gross assets and claims and claim adjustment expenses of each of the Insurance Subs, in each case as reported to the relevant regulator, and based on the manner in which each of the Insurance Subs conducts and will continue to conduct its business, the Company expects that each of the Insurance Subs will for the current year be, and for foreseeable future years will continue to be, a QIC for purposes of the PFIC rules and expects that the income earned with respect to assets of each Insurance Sub that are available to satisfy liabilities of such Insurance Sub related to its insurance business should be excluded from passive income for purposes of the PFIC rules under the Insurance Company Exception. Taking into account the income and assets of the Insurance Subs, which are treated as the income and assets of the Company for purposes of the PFIC rules, and treating that income and assets as active, the Company expects that less than 75% of its total income and that less than 50% of its total assets will be passive. Thus, the Company expects that it will not be treated as a PFIC for the current year and does not expect to be so treated in foreseeable future years. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending upon, among other things, the manner in which the Company and IGI conduct their business. Accordingly, no assurance can be given that the Company is not currently or will not become a PFIC in the current or any future taxable year.

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

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC also maintains a website at www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We maintain a corporate website at www.iginsure.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

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

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at December 31, 2020 and 2019.

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

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	($) in millions
2020	7.5%	$36.9	$(36.9)	$22.9	$(22.9)	$(22.9)	$22.9
2020	5%	24.6	(24.6)	15.2	(15.2)	(15.2)	15.2
2019	7.5%	$30.9	$(30.9)	$18.5	$(18.5)	$(18.5)	$18.5
2019	5%	20.7	(20.7)	12.4	(12.4)	(12.4)	12.4

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

Details of maturities of the major classes of our financial assets as of December 31, 2020 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non-interest bearing items	Total	Effective interest rate on interest bearing assets
	($) in millions					%
Financial assets at FVTP	—	—	—	22.8	22.8	—
Financial assets at FVOCI	102.6	181.4	107.0	21.6	412.6	2.53
Financial assets at amortized cost	2.7	—	—	—	2.7	5.86
Cash and cash equivalents and term deposits	261.5	44.1	—	—	305.6	1.43
Total	366.8	225.5	107.0	44.4	743.7

 Details of maturities of the major classes of our financial assets as of December 31, 2019 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non-interest bearing items	Total	Effective interest rate on interest bearing assets
	($) in millions					%
Financial assets at FVTP	—	—	—	21.8	21.8	—
Financial assets at FVOCI	55.7	148.7	4.2	21.6	228.9	2.86
Financial assets at amortized cost	3.0	—	—	—	3.0	5.83
Cash and cash equivalents and term deposits	312.2	-	—	—	312.2	1.89
Total	370.9	148.7	4.2	44.4	565.9

The following table demonstrates the sensitivity of our income statement to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of our income statement is the effect of the assumed changes in interest rates on our profit for the year, based on the floating rate financial assets and financial liabilities held at December 31.

Increase/decrease in basis points	Effect on profit before tax for the year ($ in millions)
2020
–25 basis points	$(1.4)
–50 basis points	$(2.9)

2019
–25 basis points	$(0.9)
–50 basis points	$(1.8)

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

The following table demonstrates the sensitivity to a reasonably possible change in the US dollars exchange rate, with all other variables held constant, of IGI’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Changes in currency rate to US dollars %	Effect on profit / equity before tax ($ in millions)
2020
EUR	+10	(0.8)
GBP	+10	(0.4)

2019
EUR	+10	0.4
GBP	+10	4.3

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

The table below provides information regarding our credit risk exposure by classifying assets according to the credit rating of our counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
2020	($) in millions
FVOCI – debts securities	$389.3	$1.7	—	$390.9
Financial Assets at amortized cost	—	2.0	0.7	2.7
Insurance receivables	—	110.6	56.0	166.6
Reinsurance share of outstanding claims	186.9	0.6	—	187.5
Deferred excess of loss premiums	—	17.1	—	17.1
Cash and cash equivalents	110.9	22.5	—	133.4
Term deposits	124.3	47.9	—	172.2
Total	$811.4	$202.4	$56.7	$1,070.5

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
2019	($) in millions
FVOCI – debts securities	$207.0	$1.5	—	$208.5
Financial Assets at amortized cost	—	2.0	1.0	3.0
Insurance receivables	—	65.9	47.1	113.0
Reinsurance share of outstanding claims	175.4	0.8	—	176.2
Deferred excess of loss premiums	—	15.1	—	15.1
Cash and cash equivalents	159.4	33.0	—	192.4
Term deposits	88.7	31.1	—	119.8
Total	$630.5	$149.4	$48.1	$828.0

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

The following tables demonstrate the sensitivity of our profit for the years ended December 31, 2020 and December 31, 2019 the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown:

	Change in equity price	Effect on profit before tax for the year	Effect on equity
2020	%	$ in thousands
Amman Stock Exchange	5%	$46	$46
Saudi Stock Exchange	5%	—	590
Qatar Stock Exchange	5%	25	25
Abu Dhabi Security Exchange	5%	52	52
New York Stock Exchange	5%	149	170
Kuwait Stock Exchange	5%	—	5
London Stock Exchange	5%	312	294
Other quoted	5%	554	635

	Change in equity price	Effect on profit before tax for the year	Effect on equity
2019	%	$ in thousands
Amman Stock Exchange	5%	$58	$58
Saudi Stock Exchange	5%	—	617
Qatar Stock Exchange	5%	24	24
Abu Dhabi Security Exchange	5%	61	61
New York Stock Exchange	5%	124	161
Kuwait Stock Exchange	5%	—	3
London Stock Exchange	5%	343	343
Other quoted	5%	480	554

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

The tables below summarize the maturity profile of IGI’s financial liabilities as of December 31, 2020 and December 31, 2019 based on contractual undiscounted payments (in US dollars):

	Less than one year	More than one year	Total
2020	($) in millions
Gross outstanding claims	$210.5	$281.7	$492.2
Gross unearned premiums	222.1	55.2	277.3
Other liabilities	18.3	2.4	20.7
Insurance payable	78.5	5.0	83.5
Unearned commissions	10.0	1.0	11.0
Total liabilities	$539.4	$345.3	$884.7

	Less than one year	More than one year	Total
2019	($) in millions
Gross outstanding claims	$172.2	$240.8	$413.1
Gross unearned premiums	159.7	46.6	206.2
Other liabilities	13.9	1.1	15.0
Insurance payable	53.5	—	53.5
Unearned commissions	7.5	1.4	8.9
Total liabilities	$406.9	$289.9	$696.7

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend ArRearages and DelinquencIes

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None, except as described elsewhere in this annual report or in the information incorporated by reference herein.

The Company initially filed a registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020 (File No. No. 333-237674). The registration statement relates to the issuance of up to 17,250,000 of our common shares, including (i) 12,750,000 common shares issuable upon the exercise of our public warrants issued in exchange for 12,750,000 public warrants of Tiberius, and, (ii) 4,500,000 common shares issuable upon the exercise of our warrants issued in exchange for 4,500,000 Tiberius private warrants.

The Company will receive up to an aggregate of approximately $198,375,000 from the exercise of warrants, assuming the exercise in full of all the warrants for cash. If the warrants are exercised pursuant to a cashless exercise feature, the Company will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the warrants.

Item 15. Control and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15(d)-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective at the reasonable assurance level in ensuring that:

●	information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure; and

●	such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective, and management is required to apply its judgement in evaluating and implementing possible controls and procedures.

B. Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

Due to inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based upon criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, we determined that our internal control over financial reporting was effective as of December 31, 2020.

C. Attestation Report of Registered Public Accounting Firm

We are exempt from the requirement of an attestation report of our registered public accounting firm while we are an emerging growth company under the rules of the SEC.

D. Effect of Changes in Internal Controls Over Financial Reporting

During 2020, IGI performed a gap assessment over the internal control framework with a particular focus on internal controls over financial reporting (ICOFR). In the process, IGI improved its control environment across all key functions and took necessary remediation steps in order to address any material gaps or deficiencies that existed during or before the year ended December 31, 2020 to support management’s assessment of the effectiveness of ICOFR of December 31, 2020.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Wanda Mwaura, the chair of the audit committee of our board of directors, is an “audit committee financial expert” as defined by Item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq listing rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

The Company has adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and certain other officers. A copy of our Financial Code of Ethics may be obtained, without charge, by sending a request to International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, attention: Investor Relations. If we make any amendment to the Financial Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Financial Code of Ethics, we will disclose the nature of such amendment or waiver by filing it as an exhibit to our annual report on the Form 20-F, to the extent required by the rules and regulations of the SEC. Under Item 16B of the Form 20-F, if a waiver or amendment of the Financial Code of Ethics applies to our principal executive officer, principal financial officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment either by filing it as an exhibit to our annual report on Form 20-F or on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C. Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm (Ernst & Young LLP) for the last two fiscal years, including the fees billed for professional services rendered to the Company from the Company’s inception on October 28, 2019 through December 31, 2019 and for the year ended December 31, 2020, in addition to the fees billed for professional services rendered to IGI Dubai for the year ended December 31, 2019.

	For the Year Ended December 31,
	2019	2020
	($) in thousands
Audit Fees	$1,029	$1,303
Audit-Related Fees	—	—
Tax Fees	61	5
All Other Fees	42	47
Total	$1,132	$1,355

Audit Fees

Audit Fees mainly consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-Related Fees are fees for assurance and related services, which are reasonably related to the performance of audit and are not included under “Audit Fees” above.

Tax Fees

Tax Fees for the fiscal year ended December 31, 2020 relate to tax compliance services. Tax Fees for the fiscal year ended December 31, 2019 relate to tax advisory and tax compliance services.

All Other Fees

All Other Fees relate to permitted advisory services, the majority of which relate to IGI’s annual statutory submission to the Bermuda Monetary Authority.

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

Each of the services described in this Item 16C was approved by the audit committee. There were no hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

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

We intend to voluntarily comply with certain Nasdaq corporate governance requirements, including having a majority of independent directors and establishing compensation and nominating/governance committees of the board of directors, but we are not required to do so pursuant to Bermuda requirements and may cease doing so at any time as long as we maintain our status as a “foreign private issuer.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of the Company are included in this Annual Report. Our financial statements are on pages F-1 to F-84.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on December 9, 2019).
1.2	Amended and Restated Bye-Laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
2.1	Specimen Common Share Certificate of the Company (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 10, 2020).
2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 10, 2020).
2.3	Warrant Agreement, dated as of March 15, 2018, between Continental Stock Transfer & Trust Company and Tiberius (incorporated herein by reference to Exhibit 4.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
2.4	Amendment to Warrant Agreement, dated as of March 17, 2020, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.4 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
2.5*	Description of Securities.
4.1†	Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company and Merger Sub pursuant to a joinder thereto (incorporated by reference to Exhibit 2.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.2	First Amendment to the Business Combination Agreement, dated as of February 12, 2020 (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 18, 2020).
4.3	Letter Agreement, dated as of March 15, 2018, by and between Tiberius, its officers, directors and Lagniappe Ventures LLC (incorporated by reference to Exhibit 10.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
4.4	Registration Rights Agreement, dated as of March 15, 2018, among Tiberius, Lagniappe Ventures LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
4.5	Securities Subscription Agreement, dated as of December 30, 2015, between Tiberius and Lagniappe Ventures LLC (incorporated herein by reference to Exhibit 10.5 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on February 20, 2018).
4.6	Amended and Restated Sponsor Warrant Purchase Agreement, by and between Tiberius and Lagniappe Ventures LLC, dated as of February 15, 2018 (incorporated by reference to Exhibit 10.6 to Tiberius’s Registration Statement on Form S-1 (File No. 333-2230987) filed with the SEC on February 20, 2018).
4.7	Form of Share Exchange Agreement by and among IGI Dubai, Tiberius, the shareholder of IGI Dubai party thereto as a Seller, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.1 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).

Exhibit No.	Description
4.8	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Wasef Jabsheh as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.2 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.9	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Argo Re Limited as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.10	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.4 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.11	Non-Competition Agreement, dated as of October 10, 2019, by Wasef Jabsheh in favor of and for the benefit of Tiberius, IGI Dubai, pursuant to a joinder thereto, the Company, and each of their respective present and future affiliates, successors and direct and indirect subsidiaries (incorporated by reference to Exhibit 10.5 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.12	Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Wasef Jabsheh and, pursuant to a joinder thereto, the Company (incorporated by reference to Exhibit 10.6 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.13	Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Argo Re Limited and, pursuant to a joinder thereto, the Company (incorporated by reference to Exhibit 10.7 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.14	Letter Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC, Tiberius, IGI Dubai, Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, the Company (incorporated by reference to Exhibit 10.9 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.15	Registration Rights Agreement, dated as of March 17, 2020, by and among the Company, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, and the Sellers party thereto as “Investors” thereunder (incorporated by reference to Exhibit 10.13 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.16	Forward Purchase Contract, dated as of November 9, 2017, between the Registrant and Church Mutual Insurance Company (incorporated by reference to Exhibit 10.9 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.17	Forward Purchase Contract dated November 30, 2017 between the Registrant and Fayez Sarofim (incorporated by reference to Exhibit 10.10 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.18	Forward Purchase Contract, dated as of January 19, 2018, between the Registrant and Imua T Capital Investments, LLC (incorporated by reference to Exhibit 10.11 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.19	Forward Purchase Contract, dated as of January 11, 2018, between the Registrant and Peter Wade (incorporated by reference to Exhibit 10.12 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.20	Amendment, dated as of March 17, 2020, to Registration Rights Agreement by and among Tiberius, the Company, Lagniappe Ventures LLC and the other “Holders” party thereto (incorporated by reference to Exhibit 10.18 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.21	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and the subscriber named therein (incorporated by reference to Exhibit 10.12 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.22	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and each of Michael Gray, Andrew Poole and the Gray Insurance Company (incorporated by reference to Exhibit 10.13 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).

Exhibit No.	Description
4.23	Letter Agreement, dated as of February 12, 2020, among Tiberius, the Sponsor, the Company and IGI Dubai (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 18, 2020).
4.24	Escrow Agreement, dated as of March 17, 2020, among the Company, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Wasef Jabsheh in the capacity as the Seller Representative, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.24 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.25	Share Transfer Agreement, dated as of March 16, 2020, among Lagniappe Ventures, LLC, Wasef Jabsheh, and International General Insurance Holdings Ltd. (incorporated by reference to Exhibit 10.25 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.26	2020 Omnibus Incentive Plan of the Company (incorporated by reference to Exhibit 10.26 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.27	Form of Restricted Shares Agreement Pursuant to the 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.28	Form of Restricted Share Unit Agreement Pursuant to the 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.29	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.30	Form of Employment Agreement of the Registrant’s senior executive officers (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form F-1 (File No. 333-237674) filed with the SEC on April 14, 2020).
8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

†	Schedules to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

April 1, 2021	By:	/s/ Wasef Jabsheh
Name: Wasef Jabsheh
Title: Chief Executive Officer

International General Insurance Holdings Ltd.

Consolidated Financial Statements

31 December 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of International General Insurance Holdings Ltd. (“IGI”)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of International General Insurance Holdings Ltd. ("IGI") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

London, United Kingdom

April 1, 2021

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 December 2020 and 2019

	Notes	31 December 2020	31 December 2019
		USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	3 (a)	133,439	192,460
Term deposits	3 (b)	172,212	119,753
Insurance receivables	4	166,605	112,975
Investments	5	438,087	253,722
Investments in associates	6	11,583	13,062
Reinsurance share of outstanding claims	7	187,485	176,212
Reinsurance share of unearned premiums	8	50,077	33,917
Deferred excess of loss premiums	9	17,095	15,173
Deferred policy acquisition costs	10	55,172	41,713
Other assets	11	9,562	7,754
Investment properties	12	20,012	25,712
Property, premises and equipment	13	13,168	12,735
Intangible assets	14	4,710	3,886
TOTAL ASSETS		1,279,207	1,009,074

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	7	492,255	413,053
Gross unearned premiums	8	277,268	206,214
Insurance payables	15	83,461	53,544
Other liabilities	16	20,491	14,863
Deferred tax liabilities	27	55	347
Unearned commissions	17	11,038	8,910
TOTAL LIABILITIES		884,568	696,931

EQUITY
Issued share capital	32	-	143,376
Common shares at par value	18	486	-
Additional paid in capital	32	-	2,773
Share premium	32	157,677	-
Warrants	32	9,210	-
Treasury shares	19	-	(20,103)
Foreign currency translation reserve	18	(349)	(333)
Fair value reserve	18	18,160	4,274
Retained earnings		209,455	182,156
TOTAL EQUITY		394,639	312,143
TOTAL LIABILITIES AND EQUITY		1,279,207	1,009,074

The consolidated financial statements were approved by the Board of Directors on 31 March 2021.

The attached notes from 1 to 33 form part of these consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended 31 December 2020, 2019 and 2018

	Notes	31 December 2020	31 December 2019	31 December 2018
		USD ‘000	USD ‘000	USD ‘000
Gross written premiums	8	467,273	349,292	301,618
Reinsurers’ share of insurance premiums	8	(128,863)	(97,139)	(98,188)
Net written premiums	8	338,410	252,153	203,430
Change in unearned premiums		(71,054)	(37,959)	(11,561)
Reinsurers’ share of change in unearned premiums		16,160	1,350	(8,560)
Net change in unearned premiums		(54,894)	(36,609)	(20,121)
Net premiums earned	8	283,516	215,544	183,309
Claims and claims adjustment expenses	7	(213,963)	(159,824)	(211,044)
Reinsurers’ share of claims	7	62,291	41,761	125,757
Net claims and claims adjustment expenses		(151,672)	(118,063)	(85,287)
Commissions earned	17	16,053	13,930	16,817
Policy acquisition costs	10	(70,543)	(59,366)	(58,781)
Net policy acquisition expenses		(54,490)	(45,436)	(41,964)

Net underwriting results		77,354	52,045	56,058

General and administrative expenses	21	(46,923)	(39,266)	(35,351)
Net investment income	22	9,967	13,374	10,310
Share of loss from associates	6	(1,479)	(376)	(886)
Impairment loss on insurance receivables	4	(2,861)	(629)	(472)
Other revenues	23	372	1,428	903
Other expenses	23	(1,892)	(2,195)	(1,586)
Listing related expenses	24	(3,366)	(4,832)	-
Gain (loss) on foreign exchange		2,572	5,704	(3,372)
Profit before tax		33,744	25,253	25,604

Income tax	27	(2,075)	(1,688)	(62)
Profit for the year		31,669	23,565	25,542
Earnings per share
Basic and diluted earnings per share attributable to equity holders (US Dollars)	29	0.69	0.69	0.73

The attached notes from 1 to 33 form part of these consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended 31 December 2020, 2019 and 2018

	31 December 2020	31 December 2019	31 December 2018
	USD ‘000	USD ‘000	USD ‘000
Profit for the year	31,669	23,565	25,542

Other comprehensive income to be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the year for bonds at fair value through other comprehensive income	11,481	4,209	(2,706)
Currency translation differences	(16)	(38)	(26)
Changes in allowance for expected credit losses transferred to income statement	135	(23)	30

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the year for equities at fair value through other comprehensive income	(71)	(866)	(3,898)
Realized gain on sale of equities at fair value through other comprehensive income	2,341	-	-
Other comprehensive income (loss) for the year	13,870	3,282	(6,600)
Total comprehensive income for the year	45,539	26,847	18,942

The attached notes from 1 to 33 form part of these consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 December 2020, 2019 and 2018

	Notes	31 December 2020	31 December 2019	31 December 2018
		USD ‘000	USD ‘000	USD ‘000
OPERATING ACTIVITIES
Profit before tax		33,744	25,253	25,604

Adjustments for:
Depreciation and amortization	13,14	2,612	1,956	1,360
Impairment loss on insurance receivables	4	2,861	629	472
Loss on disposal of property, premises and equipment	23	-	26	-
Realized gain on sale of financial assets at FVTPL	22	(1,599)	(947)	(2,049)
Fair value loss (gain) on investment properties	22	2,007	304	(94)
Realized loss (gain) on sale of investment properties	22	213	(679)	-
Loss (gain) on revaluation of financial assets at FVTPL	22	241	(1,591)	949
Loss on sale of bonds at fair value through OCI	22	411	629	764
Expected credit loss on financial assets	22	264	(36)	30
Share of loss from associates	6	1,479	376	886
Lease interest expense	16	203	108	-
Share-based payment expense	31	450	-	-
Net foreign exchange differences		(2,572)	(5,704)	3,372
Cash from operations before working capital changes		40,314	20,324	31,294

Working capital adjustments
Term deposits		(52,459)	(44,426)	30,845
Insurance receivables		(55,870)	(3,523)	952
Purchase of financial assets at FVTPL		(9,400)	(14,906)	(1,380)
Purchase of bonds through OCI		(237,528)	(109,955)	(36,245)
Proceeds from maturity of financial assets at amortized cost		133	500	500
Proceeds from sale/maturity of bonds at fair value through OCI		71,050	67,193	56,417
Proceeds from sale of financial assets at FVTPL		10,073	9,616	7,853
Reinsurance share of outstanding claims		(11,273)	11,353	(973)
Reinsurance share of unearned premiums		(16,160)	(1,350)	8,560
Deferred excess of loss premiums		(1,922)	(2,724)	(836)
Deferred policy acquisition costs		(13,459)	(5,309)	(3,488)
Other assets		(1,808)	(2,693)	249
Additions to investment property		(74)	(745)	-
Proceeds from sale of investment property		3,526	6,063	-
Gross outstanding claims		79,202	28,673	1,152
Gross unearned premiums		71,054	37,959	11,561
Insurance payables		29,917	20,510	(929)
Other liabilities		3,447	3,943	959
Unearned commissions		2,128	900	(2,344)
Net cash flows (used in) from operating activities before tax		(89,109)	21,403	104,147
Income tax paid		(1,465)	-	(56)
Net cash flows (used in) from operating activities after tax		(90,574)	21,403	104,091

INVESTING ACTIVITIES
Purchases of property, premises and equipment		(344)	(443)	(415)
Proceeds from sale of premises and equipment		-	22	-
Purchases of intangible assets		(1,561)	(613)	(732)
Net cash flows used in investing activities		(1,905)	(1,034)	(1,147)

FINANCING ACTIVITIES
Cash injection in connection with Business Combination	32	120,821	-	-
Consideration paid to shareholders as deemed settlement for shares	32	(80,000)	-	-
Dividends paid	20	(4,360)	(10,816)	(4,091)
Treasury shares	19	-	(5,053)	(15,050)
Lease liabilities payments	16	(796)	(606)	-
Net cash flows from (used in) financing activities		35,665	(16,475)	(19,141)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(56,814)	3,894	83,803
Net foreign exchange differences		(2,207)	3,834	(3,221)
Cash and cash equivalents at the beginning of the year		192,460	184,732	104,150
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	133,439	192,460	184,732

The attached notes from 1 to 33 form part of these consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31 December 2020, 2019 and 2018

	Issued share capital	Common shares at par value	Additional paid in capital	Share premium	Warrants	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
As at 31 December 2017	143,376	-	2,773	-	-	-	(269)	14,209	141,312	301,401
Impact of adopting IFRS 9	-	-	-	-	-	-	-	(6,681)	6,644	(37)
As at 1 January 2018	143,376	-	2,773	-	-	-	(269)	7,528	147,956	301,364
Profit for the year	-	-	-	-	-	-	-	-	25,542	25,542
Other comprehensive income	-	-	-	-	-	-	(26)	(6,574)	-	(6,600)
Total comprehensive income	-	-	-	-	-	-	(26)	(6,574)	25,542	18,942
Purchase of treasury shares – (note 19)	-	-	-	-	-	(15,050)	-	-	-	(15,050)
Cash dividends (note 20)	-	-	-	-	-	-	-	-	(4,091)	(4,091)
As at 31 December 2018	143,376	-	2,773	-	-	(15,050)	(295)	954	169,407	301,165

Profit for the year	-	-	-	-	-	-	-	-	23,565	23,565
Other comprehensive income	-	-	-	-	-	-	(38)	3,320	-	3,282
Total comprehensive income	-	-	-	-	-	-	(38)	3,320	23,565	26,847
Purchase of treasury shares – (note 19)	-	-	-	-	-	(5,053)	-	-	-	(5,053)
Cash dividends (note 20)	-	-	-	-	-	-	-	-	(10,816)	(10,816)
As at 31 December 2019	143,376	-	2,773	-	-	(20,103)	(333)	4,274	182,156	312,143

Profit for the year	-	-	-	-	-	-	-	-	31,669	31,669
Other comprehensive income	-	-	-	-	-	-	(16)	13,886	-	13,870
Total comprehensive income	-	-	-	-	-	-	(16)	13,886	31,669	45,539
Issuance of shares in connection with Business Combination (note 18) and (note 32) - at par value of USD 0.01	-	485	-	-	-	-	-	-	-	485
Issuance of warrants in connection with Business Combination (note 32)	-	-	-	-	9,210	-	-	-	-	9,210
Deemed distribution to shareholders in connection with Business Combination (note 32)	-	-	-	(80,000)	-	-	-	-	-	(80,000)
Business Combination elimination adjustments (note 32)	(143,376)	-	(2,773)	237,228	-	20,103	-	-	(10)	111,172
Issuance of Restricted Shares Awards (note 31)	-	1	-	449	-	-	-	-	-	450
Cash dividends (note 20)	-	-	-	-	-	-	-	-	(4,360)	(4,360)
As at 31 December 2020	-	486	-	157,677	9,210	-	(349)	18,160	209,455	394,639

The attached notes from 1 to 33 form part of these consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

1.	CORPORATE INFORMATION

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

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

The transaction is accounted for as a continuation of IGI. Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI’s senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors of the Company following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company.

As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 - Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view (note 32).

The Company and its subsidiaries (together “the Group”) operate in the Bermuda, United Kingdom, Jordan, Morocco, Malaysia, United Arab Emirates and the Cayman Islands.

The consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 31 March 2021.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest thousand (USD ‘000), except when otherwise indicated.

The consolidated financial statements are prepared on a going concern basis under the historical cost convention modified to include the measurement at fair value of financial assets and investment properties at fair value through profit or loss, and financial assets at fair value through other comprehensive income. Financial assets measured at fair value through profit and loss include quoted funds, alternative investments and quoted equities. Financial assets at fair value through other comprehensive income include quoted and unquoted equities.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

Following measures announced by the Government in March 2020, the directors implemented aspects of the Group’s business continuity plan (BCP), specifically requiring staff at all levels and in all functions to work remotely wherever practicable, and to limit the need for gatherings of staff so far as possible. The Group’s IT facilities have ensured that all of the Group’s operations have been maintained allowing the Group to function as normal. The directors expect that these operational changes will continue to be required until all employees are allowed to return to their offices following Government advice.

The full extent to which the COVID-19 pandemic may impact Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

Management has performed a COVID-19 impact analysis as part of its going concern assessment using information available as of the date of release of the Group’s audited consolidated financial statements as of and for year ended 31 December 2020. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on the Group’s operations, liquidity, solvency and capital position. These stresses include increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims.

This analysis indicates that the Group’s solvency position is and will likely remain within the Group’s “Capital Management Framework” targets, allowing the Group to exceed its regulatory capital requirements without the need for mitigating management actions. Management believes that the preparation of the Group’s financial statements on a going concern basis remains appropriate and that the Group will continue to meet its regulatory solvency requirements and liabilities with sufficient liquidity.

Based on the initial analyses, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. To date, this assessment is supported by the fact that as of 31 December 2020, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

The Group also writes professional indemnity coverage within our casualty line of business which includes a portfolio of insurance brokers on which the Group has received notifications in respect of business interruption coverage. This portfolio is predominantly written on an excess layer basis with high attachment points and, although this portfolio accounts for the majority of the COVID-19 notifications received to date, the notifications to date are considered precautionary on the part of the broker.

With respect to claims administration, the Group has not evidenced a discernible impact on the reporting and settlement of claims, as the third-party loss adjusters and other appointed experts, in conjunction with the Group’s inhouse claims function, have demonstrated an ability to adapt effectively to the virtual world in servicing claims.

In addition, the combination of a modest allocation to equities and the high quality and diversified nature of the Group’s bonds and term deposits has resulted in a minor negative mark to market adjustment in its investments portfolio. However, a material fair value revaluation loss close to 10% and 15% from previous year end was recorded against investment properties owned directly in Jordan and through associates in Lebanon respectively which is in line with the overall correction seen in the regional commercial real estate valuations post pandemic.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

Basis of consolidation

The financial statements of the subsidiaries are prepared for the same period and amended where required to be compliant with the Group’s accounting policies.

The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 31 December 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

●	Derecognizes the carrying amount of any non-controlling interest;

●	Derecognizes the cumulative translation differences, recorded in equity, if any;

●	Recognizes the fair value of the consideration received;

●	Recognizes the fair value of any investment retained;

●	Recognizes any surplus or deficit in profit or loss; and

●	Reclassifies the parent’s share of components previously recognized in other comprehensive income to the consolidated statement of income or retained earnings, as appropriate.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

All intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated in full.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

The Group has the following subsidiaries and branches:

	Country of incorporation	Activity	Ownership
			2020	2019
International General Insurance Holdings Limited	United Arab Emirates	Reinsurance and insurance	100%	-
Tiberius Acquisition Corporation	United States of America	Special purpose acquisition company	100%	-

The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited:
I.G.I Underwriting /Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd.:
Subsidiaries:
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%

Branches:
International General Insurance Company Ltd. - Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

Changes in accounting policies

The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2019.

There are no new standards or amendments effective in 2020 that have a material impact on the Group’s consolidated financial statements.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

Standards issued but not yet effective

IFRS 17 Insurance Contracts

IFRS 17 provides a comprehensive model for insurance contracts covering the recognition and measurement and presentation and disclosure of insurance contracts and replaces IFRS 4 - Insurance Contracts. The standard applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The standard general model is supplemented by the variable fee approach and the premium allocation approach.

The new standard will be effective for annual periods beginning on or after 1 January 2023 with comparative figures required. Early application is permitted provided that the entity also applies IFRS 9 on or before the date it first applies IFRS 17.

The Group is currently in the process of evaluating the potential impact of adopting IFRS 17.

Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, and short-term deposits with an original maturity of three months or less.

Term deposits

The term deposits are interest bearing bank deposits with original maturity over 3 months.

Insurance receivables

Insurance receivables are recognized when due and are measured on initial recognition at the fair value of the consideration to be received. The Group uses a provision matrix to calculate expected credit losses for insurance receivables. The provision rates are based on days past due and not based on groupings of various policy holder’s segments that have similar default loss-patterns.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

Financial assets

a)	Initial recognition and measurement

Financial assets are classified, at initial recognition, at cost and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss (FVTPL).

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

The Group business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios that is based on observable factors such as:

●	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel.

●	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

●	How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

●	The expected frequency, value and timing of asset sales are also important aspects of the Group’s assessment.

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

Bonds and debt instruments measured at fair value through other comprehensive income

The Group applies this category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met:

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

iv)	Reclassification of financial assets and liabilities

The Group does not reclassify its financial assets subsequent to their initial recognition, apart from the exceptional circumstances in which the Group terminates a business line or changes its business model for managing financial assets. A change in Group business model will occur only when Group management determines change as a result of external or internal changes which are significant to the Group operations. Reclassifications shall all be recorded prospectively from the reclassification date.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

ii)	Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of income and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the consolidated statement of income.

The Group’s debt instruments at fair value through OCI includes investments in quoted debt instruments.

iii)	Financial assets designated at fair value through OCI (equity instruments)

Gains and losses on these financial assets are never recycled to the consolidated statement of income. Dividends are recognized as investment income in the consolidated statement of income when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

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

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of income.

This category includes quoted funds, alternative investments and quoted equity investments which the Group had not irrevocably elected to classify at fair value through OCI.

Dividends on quoted equity investments are also recognized as investment income in the consolidated statement of income when the right of payment has been established.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

c)	Derecognition

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

The ECLs for debt instruments measured at FVOCI do not reduce the carrying amount of these financial assets in the statement of financial position, which remains at fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortized cost is recognized in OCI with a corresponding charge to the consolidated statement of income. The accumulated gain recognized in OCI is recycled to the consolidated statement of income upon derecognition of the assets.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

The share of profit or loss of the associate is shown on the face of the consolidated statement of income. This is profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates.

The financial statements of the associate are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring its accounting policies in line with the Group’s.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investments in associates. The Group determines at each reporting date, whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘share of profit or loss of an associate’ in the consolidated statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in consolidated statement of income.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

An item of property, premises and equipment and any significant part initially recognized, is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The assets’ residual values, useful lives and method of depreciation are reviewed and adjusted if appropriate at each financial year-end. Impairment reviews take place when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in the consolidated statement of income as an expense.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category that is consistent with the function of the intangible assets.

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

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

Liability adequacy test

At each statement of financial position date, the Group assesses whether its recognized insurance liabilities are adequate using current estimates of future cash flows under its insurance contracts. If that assessment shows that the carrying amount of its unearned premiums (less related deferred policy acquisition costs) is inadequate in light of estimated future cash flows, the entire deficiency is immediately recognized in income and an unexpired risk provision is created.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

Excess of loss (XOL) reinsurance

The Group purchases reinsurance as part of its risk mitigation programmer. The Group has a non–proportional excess–of–loss reinsurance contracts designed to mitigate the Group’s net exposure of losses that exceed a specified limit including catastrophe losses. These contracts often specify a limit in losses for which the reinsurer will be responsible. This limit is agreed to in the reinsurance contract and protects the Group from dealing with an unlimited liability. Retention limits for the excess–of–loss reinsurance vary by line of business.

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

Equity settled Share-based payment plan

The Group operates an equity-settled share-based plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The total expense is recognized during the vesting period, which is the period over which the specified vesting condition of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions and recognizes the impact of the revision of original estimates, if any, in the consolidated statement of income, with corresponding adjustment to equity.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

Deferred tax liabilities are recognized for all taxable temporary differences.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

Leasing

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to some of its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e., below USD 5 thousand). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

Listing related Expenses

Listing transaction related costs are charged to the consolidated statement of income as incurred.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

Classification of investments

Financial assets are classified, at initial recognition, at cost and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

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

The Group included the renewal period as part of the lease term for leases of property, premises and equipment due to the significance of these assets to its operations. These leases have a short non-cancellable period and there will be a significant negative effect on the Group’s operations if a replacement is not readily available.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

In particular, estimates have to be made both for the expected ultimate cost of claims reported at the consolidated statement of financial position date and for the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment.

Total carrying amount of insurance contract liabilities as at year ended 31 December 2020 was USD 492,255 thousand (2019: USD 413,053 thousand). As at 31 December 2020, gross incurred but not reported claims (IBNR) amounted to USD 179,921 thousand (2019: USD 120,331 thousand) out of the total insurance contract liabilities.

Investment properties

Investment properties amounted to USD 20,012 thousand as at 31 December 2020 (2019: USD 25,712 thousand) are stated at fair value. Management has determined the fair value and in doing so has considered valuation performed by a third-party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

Total expected credit losses on insurance receivables as at year ended 31 December 2020 was USD 9,235 thousand (2019: USD 6,394 thousand).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

2.	BASIS OF PREPARATION (Continued)

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

Estimated pipeline premiums as at year ended 31 December 2020 was USD 3,249 thousand (2019: USD 5,307 thousand).

3.	CASH AT BANKS

(a)	CASH AND CASH EQUIVALENTS

	2020	2019
	USD ‘000	USD ‘000
Cash and bank balances*	120,303	167,767
Deposits with original maturities of three months or less	13,136	24,693
	133,439	192,460

*	This item includes cash in the amount of USD 5,400 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business licensed effective 1 April 2020 (31 December 2019: USD Nil).

(b)	TERM DEPOSITS

	2020	2019
	USD ‘000	USD ‘000
Deposits with original maturities over three months and less than one year**	138,510	119,753
Deposits with original maturities over one year	33,702	-
	172,212	119,753

**	This item includes a deposit in the amount of USD 5,000 thousand (31 December 2019: USD Nil) placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is not recognised as investment income and is transferred to the reinsurance company on a semi-annual basis.

The deposits are denominated in US Dollars and other US Dollars pegged currencies. All deposits earned interest in the range between 0.2%-4.5% (31 December 2019: 1%-4.85%) and are held for varying periods between one month to less than 5 years depending on the immediate cash requirements of the Group.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

4.	INSURANCE RECEIVABLES

	2020	2019
	USD ‘000	USD ‘000
Receivables from insurance companies and intermediaries	175,840	119,369
Less: Expected credit losses on insurance receivables	(9,235)	(6,394)
	166,605	112,975

The movement in the expected credit losses is as follows:

	2020	2019
	USD ‘000	USD ‘000
Opening balance	6,394	6,094
Provision for the year	2,861	629
Write-offs	(20)	(329)
Ending balance	9,235	6,394

Insurance receivables are non-interest bearing. The Group does not obtain collateral over insurance receivables.

5.	INVESTMENTS

The details of the Group’s financial investments for the years 2020 and 2019 are as follows:

	2020
	Amortized cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unquoted bonds*	3,103	-	-	3,103
Quoted bonds	-	390,918	-	390,918
Quoted funds and alternative investments	-	-	9,791	9,791
Quoted equities**	-	14,935	12,989	27,924
Unquoted equities***	-	6,748	-	6,748
Expected credit losses and impairment	(397)	-	-	(397)
	2,706	412,601	22,780	438,087

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

5.	INVESTMENTS (Continued)

	2019
	Amortized cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unquoted bonds*	3,236	-	-	3,236
Quoted bonds	-	208,525	-	208,525
Quoted funds and alternative investments	-	-	8,261	8,261
Quoted equities	-	14,629	13,545	28,174
Unquoted equities***	-	5,794	-	5,794
Expected credit losses and impairment	(268)	-	-	(268)
	2,968	228,948	21,806	253,722

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:

	2020	2019
	USD ‘000	USD ‘000
Opening balance	268	281
Addition (release) of provision for investment in debt securities	129	(13)
Ending balance	397	268

The addition of allowance for bonds at FVTOCI for the year 2020 of USD 135 thousand (note 22) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

*	The Group has an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ‘Specialized Investment Compound Co.’ a local company based in Jordan with a maturity date of 22 February 2016. The said company is currently under liquidation, due to which 85% of original bond holdings with nominal value amounting to USD 1,236 thousand were not paid on that maturity date.

These bonds are backed up by collateral in the form of real estate properties. However, the Group management has provided USD 379 thousand to cover any potential impairment in the value of the collateral held against said investment by discounting the expected future cash flows generated from the underlying bond collaterals which mainly represent rental income.

**	In 2020, the Group has sold part of its holdings in a quoted equity at fair value through OCI to take advantage of the increase in the market value of the investee. The quoted equities were purchased in 2011 and held as a long-term investment. Upon disposal, the fair value of the sold shares was USD 3,859 thousand and the cumulative fair value change of USD 2,341 thousand remained in the fair value reserve.

***	The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 6,314 thousand (2019: USD 5,261 thousand) and USD 434 thousand (2019: USD 533 thousand). As at 31 December 2020 and 2019, the Group has measured the fair value of the unquoted investment valued at USD 6,314 thousand (2019: USD 5,261 thousand) by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

5.	INVESTMENTS (Continued)

As at 31 December 2020, the Group has measured the fair value of the unquoted investment valued at USD 434 thousand (2019: USD 533 thousand), by considering an official sale offer received subsequent to year-end. For the year ended 31 December 2019, the Group has measured the fair value of the unquoted investment by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

There are no active markets for these investments.

The table below shows the sensitivity of the fair value of Level 3 financial assets as at 31 December 2020 and 2019:

	%	Positive impact	Negative impact	Valuation variables
		USD ‘000	USD ‘000
2020	+/-10	701	(701)	Market multiples applied to a range of financial performance measures**** And market multiples applied to implied value in a recent official sale offer
2019	+/-10	574	(574)	Market multiples applied to a range of financial performance measures

****	As at 31 December 2020, the fair value measurement of the unquoted equity investment valued at USD 6,314 thousand (2019: USD 5,261 thousand) was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 5,612 thousand to USD 7,015 thousand (2019: USD 5,110 thousand to USD 5,561 thousand).

6.	INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:

	Country of	Ownership
	incorporation	2020	2019
Star Rock SAL Lebanon	Lebanon	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%

Movement on investments in associates is as follows:

	2020	2019
	USD ‘000	USD ‘000

Opening balance	13,062	13,438
Share of associated companies’ financial results	(79)	(6)
Investment properties fair value adjustment	(1,902)	(496)
Reversal of provision for contingent liabilities	502	126
Share of loss from associates	(1,479)	(376)
	11,583	13,062

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

6.	INVESTMENTS IN ASSOCIATES (Continued)

The following tables include summarized information of the Group’s investments in associates for each year presented.

This information is presented on a 100% basis and reflects the adjustments made by the Group to the associated companies’ own results in applying the equity method of accounting. Adjustments to the carrying amounts are recognized for changes in the Group’s proportionate interests in the associates arising from changes in the associates’ equity that have not been recognized in the associates’ profit or loss. Changes include those arising from the revaluation of investment properties of the associates and provisions related to the income tax and social security contingencies that may arise on the associates.

	2020
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Current assets	102	40	85	935	1,162
Non-current assets	4,328	3,290	4,694	28,932	41,244
Current liabilities	(1,816)	(2,209)	(403)	(2,555)	(6,983)
Net assets	2,614	1,121	4,376	27,312	35,423
The Group’s share of net assets	855	367	1,431	8,930	11,583

	2019
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Current assets	62	49	61	780	952
Non-current assets	4,970	3,782	5,405	33,355	47,512
Current liabilities	(1,791)	(2,209)	(381)	(2,607)	(6,988)
Non-current liabilities	(136)	(162)	(90)	(1,147)	(1,535)
Net assets	3,105	1,460	4,995	30,381	39,941
The Group’s share of net assets	1,016	477	1,634	9,935	13,062

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

6.	INVESTMENTS IN ASSOCIATES (Continued)

The following table includes summarized information of the Group’s share of loss from associates for years 2020, 2019 and 2018.

	2020
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Associates’ revenues and results:
Revenues	47	4	41	750	842
Net loss	(492)	(340)	(620)	(3,071)	(4,523)
The Group’s share of loss	(161)	(111)	(203)	(1,004)	(1,479)

	2019
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Associates’ revenues and results:
Revenues	72	61	112	1,038	1,283
Net loss	(207)	(115)	(98)	(730)	(1,150)
The Group’s share of loss	(67)	(38)	(32)	(239)	(376)

	2018
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Associates’ revenues and results:
Revenues	135	69	166	1,166	1,536
Net loss	(245)	(240)	(237)	(1,986)	(2,708)
The Group’s share of loss	(80)	(79)	(77)	(650)	(886)

The associates’ main business is investing in investment properties located in Beirut, Lebanon. The investment properties of the associates are stated at fair value to bring the associated companies’ accounting policies in line with that of the Group’s. The fair values of the investment properties have been determined by management and in doing so, management has considered valuation performed by third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm) which represents the significant unobservable input used in the valuation process.

All the investment properties generated rental income during the current year and the prior years.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

6.	INVESTMENTS IN ASSOCIATES (Continued)

The sensitivity of the Group’s consolidated statement of income for the years 2020 and 2019 to the change in the price used for the valuation of the investment properties owned by the associates was as follows:

	%	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD ‘000	USD ‘000
31 December 2020	+/-20	1,773	(1,773)
31 December 2019	+/-20	7,269	(7,269)

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

7.	OUTSTANDING CLAIMS

Movement in outstanding claims

	2020			2019			2018
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At the beginning of the year
Reported claims	292,722	(163,191)	129,531	285,770	(170,125)	115,645	303,255	(178,617)	124,638
Claims incurred but not reported	120,331	(13,021)	107,310	98,610	(17,440)	81,170	79,973	(7,975)	71,998
	413,053	(176,212)	236,841	384,380	(187,565)	196,815	383,228	(186,592)	196,636

Claims paid	(134,761)	51,018	(83,743)	(131,151)	53,114	(78,037)	(209,892)	124,784	(85,108)
Provided during the year related to current accident year	225,950	(68,135)	157,815	150,799	(26,444)	124,355	196,709	(102,443)	94,266
(Released) provided during the year related to previous accident years	(11,987)	5,844	(6,143)	9,025	(15,317)	(6,292)	14,335	(23,314)	(8,979)
At the end of the year	492,255	(187,485)	304,770	413,053	(176,212)	236,841	384,380	(187,565)	196,815

At the end of the year
Reported claims	312,334	(160,373)	151,961	292,722	(163,191)	129,531	285,770	(170,125)	115,645
Claims incurred but not reported	179,921	(27,112)	152,809	120,331	(13,021)	107,310	98,610	(17,440)	81,170
	492,255	(187,485)	304,770	413,053	(176,212)	236,841	384,380	(187,565)	196,815

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

7.	OUTSTANDING CLAIMS (Continued)

Claims development

The following tables show the estimate of cumulative incurred claims, including both reported claims and claims incurred but not reported for each successive accident year at each statement of financial position date, together with cumulative payments to date.

Gross of reinsurance, the claims development table is as follows:

	All prior years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At end of accident year		94,376	122,323	128,498	133,595	159,549	152,384	174,601	175,094	278,298	196,709	150,800	225,950
One year later		75,295	108,523	106,567	119,425	155,958	114,972	160,100	173,369	309,258	219,593	143,093	-
Two years later		67,119	105,943	100,764	108,557	148,161	101,352	149,533	167,695	317,053	213,655	-	-
Three years later		68,497	100,572	110,286	110,046	142,309	92,846	145,921	158,572	317,778	-	-	-
Four years later		68,217	99,513	114,464	103,996	133,917	88,210	142,926	162,210	-	-	-	-
Five years later		67,909	101,599	110,266	104,541	132,992	85,621	142,478	-	-	-	-	-
Six years later		67,807	100,199	111,774	103,167	130,844	83,183	-	-	-	-	-	-
Seven years later		67,614	100,303	110,644	97,918	130,616	-	-	-	-	-	-	-
Eight years later		68,115	100,073	111,028	97,998	-	-	-	-	-	-	-	-
Nine years later		68,950	100,120	111,198	-	-	-	-	-	-	-	-	-
Ten years later		68,882	99,972	-	-	-	-	-	-	-	-	-	-
Eleven years later		69,169	-	-	-	-	-	-	-	-	-	-	-
Current estimate of cumulative claims incurred	240,887	69,169	99,972	111,198	97,998	130,616	83,183	142,478	162,210	317,778	213,655	143,093	225,950	2,038,187
Cumulative payments to date	239,410	68,406	99,646	102,910	95,682	129,311	82,336	136,570	148,004	265,163	101,338	53,634	23,522	1,545,932
Gross liability included in the consolidated statement of financial position														492,255

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

7.	OUTSTANDING CLAIMS (Continued)

Net of reinsurance, the claims development table is as follows:

	All prior years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At end of accident year		63,259	71,380	76,231	100,119	123,553	115,851	92,893	98,771	110,341	94,266	124,356	157,815
One year later		52,099	63,488	60,555	88,131	121,694	90,078	86,991	94,055	117,163	105,797	115,739	-
Two years later		46,911	62,020	59,556	78,090	120,600	79,209	79,846	90,077	116,435	108,521	-	-
Three years later		48,882	58,897	60,662	81,521	117,084	73,250	75,311	85,366	113,949	-	-	-
Four years later		48,707	58,182	62,272	77,268	109,460	70,070	73,132	89,184	-	-	-	-
Five years later		48,310	60,146	59,826	77,798	107,701	66,693	72,641	-	-	-	-	-
Six years later		48,348	58,648	60,329	76,773	107,500	65,626	-	-	-	-	-	-
Seven years later		48,194	58,726	58,084	71,644	107,269	-	-	-	-	-	-	-
Eight years later		48,713	58,540	57,329	71,620	-	-	-	-	-	-	-	-
Nine years later		49,446	58,590	57,425	-	-	-	-	-	-	-	-	-
Ten years later		49,437	58,460	-	-	-	-	-	-	-	-	-	-
Eleven years later		49,697	-	-	-	-	-	-	-	-	-	-	-
Current estimate of cumulative claims incurred	148,633	49,697	58,460	57,425	71,620	107,269	65,626	72,641	89,184	113,949	108,521	115,739	157,815	1,216,579
Cumulative payments to date	147,342	48,961	58,174	54,562	69,487	106,055	64,275	68,572	76,625	86,617	73,176	44,926	13,037	911,809
Net liability included in the consolidated statement of financial position														304,770

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

8.	UNEARNED PREMIUMS

	2020			2019			2018
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Opening balance	206,214	(33,917)	172,297	168,255	(32,567)	135,688	156,694	(41,127)	115,567
Premiums written	467,273	(128,863)	338,410	349,292	(97,139)	252,153	301,618	(98,188)	203,430
Premiums earned	(396,219)	112,703	(283,516)	(311,333)	95,789	(215,544)	(290,057)	106,748	(183,309)
	277,268	(50,077)	227,191	206,214	(33,917)	172,297	168,255	(32,567)	135,688

9.	DEFFERRED EXCESS OF LOSS PREMIUMS

The movement in deferred excess of loss premiums in the consolidated statement of financial position is as follows:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Opening balance	15,173	12,449	11,613
Additions	40,726	37,492	24,945
Charged to consolidated statement of income under reinsures’ share of insurance premiums	(38,804)	(34,768)	(24,109)
Ending balance	17,095	15,173	12,449

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

10.	DEFERRED POLICY ACQUISITION COSTS

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Opening balance	41,713	36,404	32,916
Acquisition costs during the year	84,002	64,675	62,269
Charged to consolidated statement of income	(70,543)	(59,366)	(58,781)
Ending balance	55,172	41,713	36,404

11.	OTHER ASSETS

	2020	2019
	USD ‘000	USD ‘000
Accrued interest income	4,213	2,580
Listing transaction deferred cost	-	1,855
Prepaid expenses	1,978	1,303
Refundable deposits	121	119
Employees receivables	7	60
Funds held in trust accounts	2,103	1,518
Income tax receivables	120	133
Trade receivables	13	7
Investments proceeds receivables	894	-
Others	113	179
	9,562	7,754

The carrying values of the other assets above as at years ending 31 December 2020 and 2019 approximate fair value.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

12.	INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	2020
	Commercial building	Lands*	Total
	USD ‘000	USD ‘000	USD ‘000
Opening balance	20,063	5,649	25,712
Additions	32	42	74
Sale of investment properties	-	(3,739)	(3,739)
Fair value adjustment (note 22)	(1,899)	(108)	(2,007)
Foreign currency adjustment	(28)	-	(28)
Ending balance	18,168	1,844	20,012

	2019
	Commercial building	Lands*	Total
	USD ‘000	USD ‘000	USD ‘000
Opening balance	20,312	10,343	30,655
Additions	-	745	745
Sale of investment properties	-	(5,384)	(5,384)
Fair value adjustment (note 22)	(249)	(55)	(304)
Ending balance	20,063	5,649	25,712

*	Lands amounting to USD 1,844 thousand as at 31 December 2020 (2019: USD 5,649 thousand) are registered in the name of a former Director. The Group has obtained a proxy and has full control over these investment properties (note 26).

In 2020, the Group sold a number of plots with total carrying value of USD 3,739 thousand (2019: USD 5,384 thousand) and recognized a loss of USD 213 thousand (2019: gain of USD 679 thousand).

The fair values of investment properties have been determined by management and in doing so has considered a valuation performed by third parties who are specialists in valuing these types of investment properties. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of the fair value hierarchy since investment properties market is not very active.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

12.	INVESTMENT PROPERTIES (Continued)

The sensitivity of the Group financial statements to the change in the price used for the valuation of the investment properties was as the following:

	%	Price per square meter	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD	USD ‘000	USD ‘000
Commercial building
2020	+/-10	1,016	1,816	(1,816)

2019	+/-10	1,122	2,006	(2,006)

	%	Price per square meter	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD	USD ‘000	USD ‘000
Lands
2020	+/-10	189	184	(184)

2019	+/-10	203	565	(565)

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

13.	PROPERTY, PREMISES AND EQUIPMENT

	Office buildings	Aircraft	Office furniture	Computers	Equipment	Leasehold improvements	Vehicles	Work in progress	Right of use assets	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Cost
At 1 January 2020	2,679	11,290	1,652	1,646	291	1,411	1,011	9	1,925	21,914
Additions	22	-	26	210	2	8	-	76	2,012	2,356
Transfers	-	-	-	9	-	-	-	(9)	-	-
Disposals	-	-	-	(3)	-	-	-	-	-	(3)
Adjustments	(20)	-	-	-	-	-	-	-	98	78
At 31 December 2020	2,681	11,290	1,678	1,862	293	1,419	1,011	76	4,035	24,345

Depreciation
At 1 January 2020	894	2,709	1,383	1,436	282	1,250	814	-	411	9,179
Deprecation for the year	29	906	57	172	2	68	57	-	584	1,875
Disposals	-	-	-	(3)	-	-	-	-	-	(3)
Adjustments	-	-	-	-	-	-	-	-	126	126
At 31 December 2020	923	3,615	1,440	1,605	284	1,318	871	-	1,121	11,177
Net carrying amount
At 31 December 2020	1,758	7,675	238	257	9	101	140	76	2,914	13,168

Cost
At 1 January 2019	2,675	11,290	1,633	1,554	281	1,320	965	-	-	19,718
Impact of the IFRS 16 adoption	-	-	-	-	-	-	-	-	1,716	1,716
Adjusted balance	2,675	11,290	1,633	1,554	281	1,320	965	-	1,716	21,434
Additions	4	-	19	123	10	163	115	9	1,002	1,445
Disposals	-	-	-	(31)	-	(72)	(69)	-	(793)	(965)
At 31 December 2019	2,679	11,290	1,652	1,646	291	1,411	1,011	9	1,925	21,914

Depreciation
At 1 January 2019	757	1,806	1,326	1,298	278	1,220	816	-	-	7,501
Deprecation for the year	137	903	57	169	4	53	68	-	516	1,907
Disposals	-	-	-	(31)	-	(23)	(70)	-	(105)	(229)
At 31 December 2019	894	2,709	1,383	1,436	282	1,250	814	-	411	9,179
Net carrying amount
At 31 December 2019	1,785	8,581	269	210	9	161	197	9	1,514	12,735

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

13.	PROPERTY, PREMISES AND EQUIPMENT (Continued)

The depreciation of the aircraft for the year ended 31 December 2020 amounting to USD 906 thousand (2019: USD 903 thousand) (2018: USD 903 thousand) was allocated proportionally between the other expenses and general and administrative expenses based on the flight hours of chartered trips and business-related trips, respectively. The depreciation and amortization (note 14) charges for the year 2020, 2019 and 2018 were allocated as follows:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Property, premises and equipment depreciation charge for the year	1,875	1,907	1,288
Intangible assets amortization charge for the year (note 14)	737	49	72
Aircraft depreciation allocated to listing transaction deferred cost	-	(73)	-
Aircraft depreciation allocated to other expenses (note 23)	(632)	(595)	(491)
Total depreciation and amortization allocated to G&A (note 21)	1,980	1,288	869

Fully depreciated property, premises and equipment still in use amounted to USD 5,408 thousand as at 31 December 2020 (2019: USD 5,206 thousand).

14.	INTANGIBLE ASSETS

	2020			2019
	Computer software / licenses	Work in progress*	Total	Computer software / licenses	Work in progress*	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Cost
Beginning balance	1,191	3,832	5,023	1,184	2,840	4,024
Additions	1,423	138	1,561	7	992	999
Transfers	3,970	(3,970)	-	-	-	-
Ending balance	6,584	-	6,584	1,191	3,832	5,023

Amortization
Beginning balance	1,137	-	1,137	1,088	-	1,088
Additions	737	-	737	49	-	49
Ending balance	1,874	-	1,874	1,137	-	1,137
Net carrying amount	4,710	-	4,710	54	3,832	3,886

*	Effective 1 April 2020, the Group has fully implemented a new core insurance system and transferred the work in progress amount to the software and licenses account within intangible assets.

15.	INSURANCE PAYABLES

	2020	2019
	USD ‘000	USD ‘000
Payables due to insurance companies and intermediaries	2,593	2,611
Reinsurers – amounts due in respect of ceded premium	80,868	50,933
	83,461	53,544

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

16.	OTHER LIABILITIES

	2020	2019
	USD ‘000	USD ‘000
Accounts payable	5,011	1,717
Accrued expenses and other accruals	11,036	7,222
Listing related cost payables	-	3,661
Lease liabilities*	2,954	1,563
Income tax payable	1,490	700
	20,491	14,863

*	Set out below are the carrying amount of the Group’s lease liabilities and the movement during the year:

	2020	2019
	USD ‘000	USD ‘000
Opening balance	1,563	1,716
Additions	2,012	1,002
Disposal - Net	-	(657)
Interest expense (note 21)	203	108
Payments	(796)	(606)
Foreign currency adjustment	(28)	-
Ending balance	2,954	1,563
Current	761	521
Non-current	2,193	1,042

The Group used discount rates ranging between 1.5%-4.1% and the amount of the undiscounted lease liabilities was USD 3,169 thousand as at 31 December 2020.

17.	UNEARNED COMMISSIONS

The movement in unearned commissions in the consolidated statement of financial position is as follows:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
As at 1 January	8,910	8,010	10,354
Commissions received	18,181	14,830	14,473
Commissions earned	(16,053)	(13,930)	(16,817)
As at 31 December	11,038	8,910	8,010

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

18.	EQUITY

Common shares

Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at 31 December 2019 as well as immediately prior to the closing of the Business Combination on 17 March 2020 (the “Closing”), the Company was authorized to issue 1,000 common shares, USD 0.01 par value per share and 1,000 preference shares, USD 0.01 par value per share, and there was one common share issued and outstanding and no preference shares issued and outstanding. As at 17 March 2020, subsequent to the Closing, and as at 31 December 2020, the authorized share capital was increased and there were 48,447,306 common shares issued and outstanding (including 3,012,500 common shares (“Earnout Shares”) subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

In connection with the finalization of the purchase price under the Business Combination Agreement, all escrow shares were released from escrow and 8,555 shares were cancelled. Following the cancellation, the Group has 48,438,751 shares outstanding (including the 3,012,500 unvested shares).

The following table sets out the number of common shares issued and outstanding as at 31 December 2020 and 2019:

	2020
	No. of shares	Par value
		USD ‘000
Common shares (par value of USD 0.01)	45,426,251	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (note 31)	134,500	1
	48,573,251	486

2019
USD ‘000
Authorized shares (par value of USD 1 each)	175,000
Issued shares	143,376

*	The Earnout Shares are subject to vesting at stock prices ranges from USD 11.50 to 15.25. The Earnout Shares are considered outstanding shares and have dividend and voting rights, however, the Earnout Shares are non-transferable by their holders until they vest and, if the Earnout Shares do not vest on or prior to 17 March 2028, they will be cancelled by the Company.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

18.	EQUITY (Continued)

Fair value reserve

The movement of this item is as follows:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Balance at the beginning of the year	4,274	954	14,209
Impact of adopting IFRS 9	-	-	(6,681)
Net change in fair value reserve during the year for bonds at fair value through OCI	11,481	4,209	(2,706)
Net change in fair value reserve during the year for equities at fair value through OCI	(71)	(866)	(3,898)
Realized gain on sale of equities at fair value through other comprehensive income	2,341	-	-
ECL charge (release) transferred to consolidated statement of income	135	(23)	30
Balance at the end of the year	18,160	4,274	954

Foreign currency translation reserve

The foreign currency translation reserve is used to record the exchange difference arising from the translation of the financial statements of foreign subsidiaries to the Group’s functional currency.

19.	TREASURY SHARES

Reconciliation of the outstanding number (in thousands) of shares is as follows:

	2020	2019
Issued and outstanding shares	48,573	143,376
Treasury shares purchased during the year*	-	(2,350)
Treasury shares purchased during prior years*	-	(7,000)
Ending balance	48,573	134,026

*	The former general shareholders of International General Insurance Holdings Limited - Dubai approved in its extraordinary meeting dated 24 November 2013 the purchase of the company’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 2,350 thousand treasury shares were purchased during 2019 (2018: 7,000 thousand) which were recorded at an amount of USD 5,053 thousand (2018: USD 15,050 thousand). Total treasury shares amount as at 31 December 2019 was USD 20,103 thousand (2018: USD 15,050 thousand) (note 26). During 2020, Treasury shares were eliminated as part of the Business Combination Agreement.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

20.	CASH DIVIDENDS

Cash dividends declared and paid:

The Board of Directors resolved to pay the following dividends for the years 2020, 2019 and 2018:

-	On 13 August 2020: USD 4,360 thousand (Dividend per share: USD 0.090)

-	On 21 March 2019: USD 5,455 thousand (Dividend per share excluding treasury shares: USD 0.040)

-	On 22 August 2019: USD 5,361 thousand (Dividend per share excluding treasury shares: USD 0.040)

-	On 16 August 2018: USD 4,091 thousand (Dividend per share excluding treasury shares: USD 0.030)

There are no cash dividends declared but not paid as at 31 December 2020, 2019 and 2018.

21.	GENERAL AND ADMINISTRATIVE EXPENSES

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Human resources expenses	29,955	26,700	23,449
Business promotion, travel and entertainment	1,349	3,340	3,492
Statutory, advisory and rating	6,174	3,463	3,041
Information technology and software	2,719	1,872	1,838
Office operation	1,518	1,460	1,784
Depreciation and amortization (note 13)	1,980	1,288	869
Interest expense arising from lease liabilities (note 16)	203	108	-
Bank charges	122	137	153
Corporate expenses	2,903	898	725
	46,923	39,266	35,351

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

22.	NET INVESTMENT INCOME

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Interest income	12,169	10,866	9,698
Dividends from equities at FVTOCI	128	721	343
Dividends from equities at FVTPL	562	391	701

Realized gains and losses on investments

Realized loss on sale of bonds at FVTOCI	(411)	(629)	(764)
Realized gain on sale of FVTPL equities and mutual funds	1,599	947	2,049

Unrealized gains and losses on investments
Unrealized (loss) gain on revaluation of financial assets at FVTPL	(241)	1,591	(949)

Gains and losses from investments in properties

Realized (loss) gain on sale of investment properties	(213)	679	-
Fair value (loss) gain on investment properties (note 12)	(2,007)	(304)	94
Rental income	190	203	607

Impairment and expected credit losses on investments
Expected credit loss on financial assets at FVOCI	(135)	23	(30)
Expected credit loss on financial assets at amortized cost	(129)	13	6

Investments custodian fees and other investments expenses	(1,545)	(1,127)	(1,445)
	9,967	13,374	10,310

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

23.	OTHER REVENUES (EXPENSES)

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Other revenues:
Chartered flights revenue	372	1,428	903
	372	1,428	903
Other expenses:
Aircraft operational cost	(1,260)	(1,574)	(1,095)
Aircraft depreciation expense (note 13)	(632)	(595)	(491)
Loss on disposal of property, premises and equipment	-	(26)	-
	(1,892)	(2,195)	(1,586)

24.	LISTING RELATED EXPENSES

Transaction costs incurred by the Group during 2020 and 2019 mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous cost that are directly related to the listing transaction.

Transaction costs amounting to USD 3,366 thousand were charged to the consolidated statement of income for the year ended 31 December 2020 (2019: USD 4,832 thousand).

25.	COMMITMENTS AND CONTINGENCIES

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

■	Letters of Credit amounting to USD 7,994 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2019: USD 7,993 thousand).

■	Letter of Guarantee amounting to USD 321 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2019: USD 319 thousand).

Litigation

The Group is currently engaged in an arbitration proceeding with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance programme for the years 2012 to 2017.

The Group commenced the arbitration proceeding with the agent for these reinsurers after they failed to make payment of approximately USD 5.7 million which the Group believes is due from them (based on figures as at 30 June 2019). As at 31 December 2020, the Group is seeking to recover approximately USD 15.3 million from the reinsurers, plus interest and legal costs. In response, the agent alleges that certain matters were not adequately disclosed and is seeking to void the policies. The Group believes that the allegations are without merit and will vigorously defend itself in this matter, and the arbitration hearing is scheduled for April 2021. Accordingly, no provision for any liability has been made in these financial statements.

Were the policies in question to be voided, approximately USD 34.6 million of premiums paid by the Group to the reinsurers would be returned to the Group, and the Group would similarly return approximately USD 29.6 million of claims previously paid by the reinsurers and would not collect a further USD 15.3 million which the Group believes is due from the reinsurers as at 31 December 2020. In addition, the Group would be unable to make further recoveries under the policies in respect of claims it is yet to pay and/or claims that have not yet been, but may eventually be made under the affected policies and would not be required to pay any further premiums to the reinsurers.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

26.	RELATED PARTIES

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

■	Compensation of key management personnel of the Group for the year ended 31 December 2020, consisting of salaries and benefits was USD 5,764 thousand (2019: USD 4,600 thousand). Out of the total amount of key management personnel compensation, an amount of USD 1,138 thousand (2019: USD 297 thousand) represents long-term benefits. Out of these long-term benefits, USD 887 thousand (2019: USD 297 thousand) represent a phantom share option plan linked to the value of an ordinary share of the Group. The said plan was terminated during the year as a result of ‘change in control’ as defined in the plan whereby all outstanding phantom shares were immediately vested and exercisable on business combination date of 17 March 2020 (note 32). All option holders have opted for cash payment of exercisable phantom shares per the terms of plan. In addition, USD 251 thousand of long-term benefits represents earn out value of share-based expenses as of 31 December 2020 resulting from issuance of Restricted Shares Awards to key management personnel during the year pursuant to ‘International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan’ (note 31).

Post completion of the Business Combination, the Group has reviewed its list of ‘key management personnel’ in accordance with IAS 24 (Related Party Disclosures) requirements and accordingly considered the persons who were named as executive officers of the company with Nasdaq as ‘Key management personnel’. Those officers have the authority and responsibility for planning, directing, and controlling the activities of the Group. In addition, they represent the Group’s executive committee which acts in the capacity of chief operating decision maker (note 30).

■	In 2019, the Group rented a boat for business promotion from a company owned by major shareholder, the total expense charged to the general and administrative expenses was USD Nil (2019: USD 382 thousand) (2018: USD 211 thousand). In addition, the Group has paid aircraft management fees and chartering revenues commission in the amount of USD 114 thousand (2019: USD 84 thousand) (2018: USD 84 thousand) to Arab wings Co. where a shareholder has a controlling interest. As at 31 December 2020, there was an amount of USD 37 thousand receivable from Arab Wings Co. (2019: Payable of USD 196 thousand).

■	Balances due from key management personnel of the Group as at 31 December 2020 was USD Nil (2019: USD 92 thousand).

■	During 2019, the Group entered into a share buyback agreement with a former director and shareholder whereby 2,350 thousand treasury shares were purchased with total amount of USD 5,053 thousand (note 19). The above transaction arose as a result of an advance of USD 5,000 thousand for investment in a company where the former director and shareholder has a controlling interest. The investment was not completed and in exchange for the advanced funds, the Group purchased the above treasury shares. During 2020, Treasury shares were eliminated as a part of the Business Combination Agreement.

■	Included within the investment properties (note 12) are lands with a total amount of USD 1,844 thousand (2019: USD 5,649 thousand) registered in the name of a former Director of the Group. The Group has obtained a proxy and has full control over these investment properties.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

27.	TAXATION

The components of income tax expense are as follows:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Current income tax:
Current income tax charge	2,374	704	9
Adjustments in respect of current income tax of prior years	(7)	-	47

Deferred tax:
Origination and reversal of temporary differences	(292)	1,247	8
Effect of tax rate change	-	(131)	(1)
Adjustment in respect of prior years	-	(132)	(1)
Income tax charge for the year	2,075	1,688	62

The income tax expense appearing in the consolidated statement of income relate to the following subsidiaries:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Income tax expense for IGI Labuan – current year	66	-	5
Corporate tax for IGI Casablanca (Representative Office) – current year	6	4	4
Corporate tax for IGI Casablanca (Representative Office) – prior years	-	-	4
Income tax credits for North Star Underwriting Limited – current year	(9)	-	-
Income tax expense for IGI UK – current year	2,311	700	-
Income tax credit for IGI UK – prior years	(7)	-	-
Income tax expense for I.G.I Underwriting – prior years	-	-	43
Addition of deferred tax assets for a subsidiary	-	984	6
Release of deferred tax liabilities for a subsidiary	(292)	-	-
Income tax charge for the year	2,075	1,688	62

■	Effective 1 January 2019, the Labuan Business Activity Tax Law has been revised and accordingly, Labuan registered entities can no longer elect to pay the RM20 thousand flat tax rate and instead are subject to 3% tax on the audited net profits. In 2020, IGI Labuan recorded tax expense of USD 66 thousand representing 3% of the audited net profits. In 2019, IGI Labuan has recorded a net loss, and as a result no income tax has been accrued for the year. In 2018, IGI Labuan elected to pay a fixed income tax of RM20 thousand equivalent to USD 5 thousand based on the old prevailing tax law applicable to that financial year.

■	IGI Casablanca - Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

27.	TAXATION (Continued)

■	IGI UK and North Star Under Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law.

■	On 22 July 2020, the UK Government enacted that the UK corporation tax rate would remain at 19% and not reduce to 17% (the previously enacted rate) from 1 April 2020. Any deferred tax balances included within the accounts have been calculated with reference to the rate of 19%, as required under IFRS. An increase from the current 19% UK corporation tax rate to 25%, effective from 1 April 2023, was announced in the Budget on 3 March 2021. This rate change is not expected to have a material impact on the deferred tax balances recognised at the statement of financial position date.

■	I.G.I Underwriting is a tax-exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan. The income accrued in 2018 for I.G.I Underwriting was in respect of interest income earned on the deposits placed with local banks in 2014 and 2015.

■	International General Insurance Holdings Ltd. is not subject to income tax according to the tax law in Bermuda.

■	International General Insurance Co. Ltd is a tax-exempt company according to the tax law in Bermuda.

■	International General Insurance Holdings Limited and International General Insurance Company (Dubai) Ltd. are not subject to income tax according to the tax law in UAE.

Reconciliation of tax expense and the accounting profit multiplied by the applicable tax rate is as follows:

	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
The Group profit before tax	33,744	25,253	25,604
Less: Profit related to non-taxable subsidiaries	(21,526)	(15,380)	(26,487)
Profit (Loss) before tax for IGI UK – entities subject to corporate taxation	12,218	9,873	(883)
Profit (Loss) multiplied by the standard rate of tax in the UK of 19% (2019:19%) (2018: 19%)	2,322	1,876	(168)

Net disallowed expenditure	(34)	50	181
Fixed asset temporary differences not recognized for deferred tax	14	18	(11)
Other temporary differences not recognized for deferred tax	9	3	6
Adjustment in respect of prior years	(7)	(132)	46
Income tax credits for North Star Underwriting Limited – current year	(9)	-	-
IGI Labuan and IGI Casablanca current year tax charges	72	4	9
Release of deferred tax liabilities for a subsidiary	(292)	-	-
Effect of rate change to 17%	-	(131)	(1)
Income tax charge for the year	2,075	1,688	62

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

27.	TAXATION (Continued)

The following is the movement on the deferred tax assets (liabilities):

	2020	2019
	USD ‘000	USD ‘000
Balance at beginning of the year	(347)	639
Deferred tax prior year adjustment	-	132
Arising during the year	292	(1,247)
Effect of rate change to 17%	-	131
Others	-	(2)
Ending balance	(55)	(347)

The deferred tax liabilities amounting to USD 55 thousand (2019: USD 347 thousand) are in respect to an adjustment processed to the income of one of the Group’s subsidiaries using prevailing tax rates.

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

The Group purchases reinsurance as part of its risk mitigation programmer. Reinsurance ceded is placed on both a proportional and non–proportional basis. The proportional reinsurance is quota–share reinsurance which is taken out to reduce the overall exposure of the Group to certain classes of business. Non–proportional reinsurance is primarily excess–of–loss reinsurance designed to mitigate the Group’s net exposure to catastrophe losses and large claims. Retention limits for the excess–of–loss reinsurance vary by class of business. Also, a significant portion of the reinsurance is affected under the facultative reinsurance contracts to cover a single risk exposure.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

Loss reserve estimates are inherently uncertain. Reserves for unpaid losses are the largest single component of the liabilities of the Group. Actual losses that differ from the provisions, or revisions in the estimates, can have a material impact on future earnings and the statement of financial position. The Group has an in house experienced actuarial function who reviews and monitors the reserving policy and its implementation at quarterly intervals. They work closely with the underwriting and claims team to ensure an understanding of the Group’s exposure and loss experience. In addition, the Group receives external independent analysis of its reserve requirements on an annual basis.

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

Geographical concentration of risks

The Group’s insurance risk based on geographical concentration of risk is illustrated in the table below:

	2020		2019		2018
	Gross written premiums	Concentration	Gross written premiums	Concentration	Gross written premiums	Concentration
	USD ‘000%		USD ‘000%		USD ‘000%
Africa	20,956	5	16,492	5	13,601	5
Asia	37,398	8	32,810	9	27,842	9
Australasia	19,104	4	15,185	4	12,636	4
Caribbean Islands	15,964	3	8,334	2	15,099	5
Central America	37,442	8	37,732	11	26,697	9
Europe	59,972	13	37,328	11	34,471	11
Middle East	48,401	10	36,883	11	32,381	11
North America	22,553	5	4,281	1	860	0
South America	20,548	4	11,051	3	26,356	9
UK	158,381	34	115,863	33	76,718	25
Worldwide	26,554	6	33,333	10	34,957	12
	467,273		349,292		301,618

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

Line of business concentration of risk

The Group’s insurance risk based on line of business concentration is illustrated in the table below:

	Gross written premiums 2020	Concentration Percentage	Gross written premiums 2019	Concentration Percentage	Gross written premiums 2018	Concentration Percentage
	USD ‘000%		USD ‘000%		USD ‘000%
Energy	91,742	20	72,109	21	81,377	27
Property	69,912	15	46,137	13	43,785	15
Ports & Terminals	25,474	5	22,361	6	19,080	6
Casualty	163,292	35	115,890	33	73,665	24
Political Violence	8,271	2	8,297	2	11,406	4
Financial	33,637	7	23,181	7	16,148	5
Reinsurance	19,318	4	17,986	5	17,820	6
Engineering	26,860	6	20,704	6	18,194	6
Aviation	23,002	5	19,183	6	17,996	6
Marine	5,765	1	3,444	1	2,147	1
	467,273		349,292		301,618

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at 31 December 2020 and 2019.

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

	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2020	7.5	36,919	(36,919)	22,859	(22,857)	(22,859)	22,857
2020	5	24,613	(24,613)	15,240	(15,237)	(15,240)	15,237

2019	7.5	30,979	(30,979)	18,541	(18,539)	(18,541)	18,539
2019	5	20,653	(20,653)	12,362	(12,359)	(12,362)	12,359

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

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

Details of maturities of the major classes of financial assets are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non-interest-bearing items	Total	Effective Interest Rate on interest bearing assets
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	(%)
2020 -
Financial assets at FVTPL	-	-	-	22,780	22,780	-
Financial assets at FVOCI	102,617	181,349	106,952	21,683	412,601	2.53
Financial assets at amortized cost	2,706	-	-	-	2,706	5.86
Cash and term deposits	261,549	44,102	-	-	305,651	1.43
	366,872	225,451	106,952	44,463	743,738

2019 -
Financial assets at FVTPL	-	-	-	21,806	21,806	-
Financial assets at FVOCI	55,678	148,658	4,189	20,423	228,948	2.86
Financial assets at amortized cost	2,968	-	-	-	2,968	5.83
Cash and term deposits	312,213	-	-	-	312,213	1.89
	370,859	148,658	4,189	42,229	565,935

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

The following table demonstrates the sensitivity of consolidated statement of income to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of the consolidated statement of income is the effect of the assumed changes in interest rates on the Group’s profit before tax for the year, based on the floating rate financial assets and financial liabilities held at 31 December.

	Decrease in basis points	Effect on profit / Equity before tax for the year
		USD ‘000
2020	-25	(1,435)
	-50	(2,870)

2019	-25	(890)
	-50	(1,780)

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

	Changes in currency rate to USD	Effect on profit / Equity before tax for the year
	%	USD ‘000
2020
EUR	+10	(777)
GBP	+10	(406)

2019
EUR	+10	388
GBP	+10	4,295

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

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

The Group’s bank balances are maintained with a range of international and local banks in accordance with limits set by the board of directors. There are no significant concentrations of credit risk within the Group. The table below provides information regarding the credit risk exposure of the Group by classifying assets according to the Group’s credit rating of counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2020
FVOCI - debts securities	389,250	1,668	-	390,918
Financial assets at amortized cost	-	1,982	724	2,706
Insurance receivables	-	110,618	55,987	166,605
Reinsurance share of outstanding claims	186,851	634	-	187,485
Deferred excess of loss premiums	-	17,095	-	17,095
Cash and cash equivalents	110,915	22,524	-	133,439
Term deposits	124,283	47,929	-	172,212
	811,299	202,450	56,711	1,070,460

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2019
FVOCI - debts securities	206,997	1,528	-	208,525
Financial assets at amortized cost	-	1,982	986	2,968
Insurance receivables	-	65,836	47,139	112,975
Reinsurance share of outstanding claims	175,447	765	-	176,212
Deferred excess of loss premiums	-	15,173	-	15,173
Cash and cash equivalents	159,396	33,064	-	192,460
Term deposits	88,662	31,091	-	119,753
	630,502	149,439	48,125	828,066

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

The schedule below shows the distribution of bonds and debt securities with fixed interest rate according to the international agencies classification:

Rating grade	Total	Unquoted bonds	Total
	USD ‘000	USD ‘000	USD ‘000
2020
AAA	44,616	-	44,616
AA+	2,049	-	2,049
Aa1	1,754	-	1,754
AA	2,238	-	2,238
Aa2	5,677	-	5,677
AA-	1,991	-	1,991
Aa3	15,587	-	15,587
A+	12,350	-	12,350
A1	13,709	-	13,709
A	41,400	-	41,400
A2	32,759	-	32,759
A-	43,237	-	43,237
A3	47,680	-	47,680
BBB+	35,224	-	35,224
BBB	32,919	-	32,919
Baa1	8,573	-	8,573
Baa2	20,598	-	20,598
Baa3	7,608	-	7,608
BBB-	10,127	-	10,127
BB+	1,374	-	1,374
Ba1	4,532	-	4,532
Ba2	2,163	-	2,163
Ba3	1,085	-	1,085
B+	210	-	210
Not rated	1,458	2,706	4,164
Total	390,918	2,706	393,624

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

Rating grade	Total	Unquoted bonds	Total
	USD ‘000	USD ‘000	USD ‘000
2019
AAA	44,954	-	44,954
AA+	4,611	-	4,611
AA	2,926	-	2,926
Aa2	7,531	-	7,531
AA-	9,409	-	9,409
Aa3	2,394	-	2,394
A+	18,341	-	18,341
A1	1,514	-	1,514
A	28,935	-	28,935
A2	5,435	-	5,435
A-	32,466	-	32,466
A3	8,975	-	8,975
BBB+	16,039	-	16,039
BBB	14,521	-	14,521
Baa2	1,396	-	1,396
BBB-	7,333	-	7,333
BB-	216	-	216
Not rated	1,529	2,968	4,497
Total	208,525	2,968	211,493

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

The schedule below shows the geographical distribution of bonds and debt securities with fixed interest rate:

Country	Total
USD ‘000
2020
Australia	6,109
Bahrain	4,648
Bermuda	5,249
Canada	14,791
China	19,504
Finland	1,016
France	4,615
Germany	18,698
Hong Kong	1,905
India	3,278
Japan	12,259
Jordan	2,707
South Korea	7,239
KSA	15,383
Kuwait	1,035
Luxembourg	715
Malaysia	1,447
Marshall Islands	129
Mexico	1,102
Netherlands	10,775
Oman	1,085
Qatar	27,984
Singapore	5,294
Spain	3,793
Sweden	1,060
Switzerland	1,889
Taiwan	3,097
UAE	9,793
UK	52,033
USA	153,349
Virgin Islands (British)	1,643
Total	393,624

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

Country	Total
USD ‘000
2019
Australia	1,053
Bahrain	216
Bermuda	765
Canada	9,164
Cayman Island	640
China	8,540
Europe	3,182
Finland	1,035
France	1,242
Germany	14,714
Global	991
Hong Kong	1,220
Japan	7,866
Jordan	2,968
KSA	2,349
Kuwait	1,020
Mexico	1,098
Netherlands	1,869
Norway	750
Pacific basin	3,002
Qatar	8,098
South Korea	5,127
Spain	545
Switzerland	332
UAE	5,691
UK	13,491
USA	114,525
Total	211,493

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

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

	Change in equity price	Effect on profit before tax for the year	Effect on Equity
		USD ‘000	USD ‘000
2020
Amman Stock Exchange	+5%	46	46
Saudi Stock Exchange	+5%	-	590
Qatar Stock Exchange	+5%	25	25
Abu Dhabi Security Exchange	+5%	52	52
New York Stock Exchange	+5%	149	170
Kuwait Stock Exchange	+5%	-	5
London Stock Exchange	+5%	312	294
Other quoted	+5%	554	635

	Change in equity price	Effect on profit before tax for the year	Effect on Equity
		USD ‘000	USD ‘000
2019
Amman Stock Exchange	+5%	58	58
Saudi Stock Exchange	+5%	-	617
Qatar Stock Exchange	+5%	24	24
Abu Dhabi Security Exchange	+5%	61	61
New York Stock Exchange	+5%	124	161
Kuwait Stock Exchange	+5%	-	3
London Stock Exchange	+5%	343	343
Other quoted	+5%	480	554

The Group also has unquoted investments carried at fair value determined based on valuation techniques as per level 3 of fair value hierarchy.

The Group limits market risk by maintaining a diversified portfolio and by monitoring of developments in equity markets.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

All liabilities are non-interest bearing liabilities, except for the lease liabilities accounted for under IFRS 16 “Leases”.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December based on contractual undiscounted payments:

	Less than one year	More than one year	Total
	USD ‘000	USD ‘000	USD ‘000
2020
Gross outstanding claims	210,536	281,719	492,255
Gross unearned premiums	222,124	55,144	277,268
Insurance payables	78,461	5,000	83,461
Other liabilities	18,298	2,419	20,717
Unearned commissions	10,012	1,026	11,038
Total liabilities	539,431	345,308	884,739

2019
Gross outstanding claims	172,243	240,810	413,053
Gross unearned premiums	159,660	46,554	206,214
Insurance payables	53,544	-	53,544
Other liabilities	13,873	1,139	15,012
Unearned commissions	7,531	1,379	8,910
Total liabilities	406,851	289,882	696,733

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

Maturity analysis of assets and liabilities

The table below shows analysis of assets and liabilities analyzed according to when they are expected to be recovered or settled:

	2020
	Less than one year	More than one year	No term	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	128,039	5,400	-	133,439
Term deposits	133,510	38,702	-	172,212
Insurance receivables	164,778	1,827	-	166,605
Investments	105,323	288,301	44,463	438,087
Investments in associates	-	-	11,583	11,583
Reinsurance share of outstanding claims	83,210	104,275	-	187,485
Reinsurance share of unearned premiums	47,186	2,891	-	50,077
Deferred excess of loss premiums	17,095	-	-	17,095
Deferred policy acquisition costs	39,266	15,906	-	55,172
Other assets	9,562	-	-	9,562
Investment properties	-	-	20,012	20,012
Property, premises and equipment	-	13,168	-	13,168
Intangible assets	-	4,710	-	4,710
TOTAL ASSETS	727,969	475,180	76,058	1,279,207

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	210,536	281,719	-	492,255
Gross unearned premiums	222,124	55,144	-	277,268
Insurance payables	78,461	5,000	-	83,461
Other liabilities	18,298	2,193	-	20,491
Deferred tax liabilities	55	-	-	55
Unearned commissions	10,012	1,026	-	11,038
TOTAL LIABILITIES	539,486	345,082	-	884,568

EQUITY
Common shares at par value	-	-	486	486
Share premium	-	-	157,677	157,677
Warrants	-	9,210	-	9,210
Foreign currency translation reserve	-	-	(349)	(349)
Fair value reserve	-	-	18,160	18,160
Retained earnings	-	-	209,455	209,455
TOTAL EQUITY	-	9,210	385,429	394,639
TOTAL LIABILITIES AND EQUITY	539,486	354,292	385,429	1,279,207

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

	2019
	Less than one year	More than one year	No term	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	192,460	-	-	192,460
Term deposits	119,753	-	-	119,753
Insurance receivables	110,219	2,756	-	112,975
Investments	58,453	152,847	42,422	253,722
Investments in associates	-	-	13,062	13,062
Reinsurance share of outstanding claims	81,410	94,802	-	176,212
Reinsurance share of unearned premiums	30,227	3,690	-	33,917
Deferred excess of loss premiums	15,173	-	-	15,173
Deferred policy acquisition costs	28,370	13,343	-	41,713
Other assets	7,754	-	-	7,754
Investment properties	-	-	25,712	25,712
Property, premises and equipment	-	12,735	-	12,735
Intangible assets	-	3,886	-	3,886
TOTAL ASSETS	643,819	284,059	81,196	1,009,074

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	172,243	240,810	-	413,053
Gross unearned premiums	159,660	46,554	-	206,214
Insurance payables	53,544	-	-	53,544
Other liabilities	13,821	1,042	-	14,863
Deferred tax liabilities	347	-	-	347
Unearned commissions	7,531	1,379	-	8,910
TOTAL LIABILITIES	407,146	289,785	-	696,931

EQUITY
Share capital	-	-	143,376	143,376
Contributed capital	-	-	2,773	2,773
Treasury shares	-	-	(20,103)	(20,103)
Foreign currency translation reserve	-	-	(333)	(333)
Fair value reserve	-	-	4,274	4,274
Retained earnings	-	-	182,156	182,156
TOTAL EQUITY	-	-	312,143	312,143
TOTAL LIABILITIES AND EQUITY	407,146	289,785	312,143	1,009,074

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

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

Capital comprises issued share capital, common shares, share premium, additional paid in capital, warrants, treasury shares, foreign currency translation reserve, fair value reserve, and retained earnings and is measured at USD 394,639 thousand as at 31 December 2020 (2019: USD 312,143 thousand).

The capital requirements imposed on the Groups regulated entities are as follows:

International General Insurance Co. Ltd (Bermuda)

The Bermuda Insurance Act 1978 and Related Regulations (the Act) requires the Company to meet a minimum solvency margin. The Company has met the minimum solvency margin requirement at 31 December 2020 and 2019. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. This ratio was met at 31 December 2020 and 2019.

Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the BMA annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at 31 December 2020 and 2019, the Company met its ECR.

International General Insurance Company (UK) Limited

The Company is regulated by the Prudential Regulation Authority and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities.

Since 1 January 2016 the Company has been subject to the Solvency II regime and is required to meet a Solvency Coverage Ratio (SCR) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.

The Company has met all requirements for the years 2020 and 2019.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

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

As at 31 December 2020 and 2019, the Branch met the minimum solvency margin requirements.

Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	2020
	Level 1	Level 2	Level 3	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000

FVTPL	22,780	-	-	22,780
Quoted equities at FVOCI	14,935	-	-	14,935
Quoted bonds at FVOCI	390,918	-	-	390,918
Unquoted equities at FVOCI *	-	-	6,748	6,748
Investment properties	-	-	20,012	20,012
	428,633	-	26,760	455,393

	2019
	Level 1	Level 2	Level 3	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000

FVTPL	21,806	-	-	21,806
Quoted equities at FVOCI	14,629	-	-	14,629
Quoted bonds at FVOCI	208,525	-	-	208,525
Unquoted equities at FVOCI *	-	-	5,794	5,794
Investment properties	-	-	25,712	25,712
	244,960	-	31,506	276,466

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

28.	RISK MANAGEMENT (Continued)

* Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	2020	2019
	USD ‘000	USD ‘000

Balance at the beginning of the year	5,794	5,988
Purchases	1,503	-
Total (losses) recognized in OCI	(549)	(194)
Balance at the end of the year	6,748	5,794

29.	earnings per share

Basic earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

As at 31 December 2020, the Restricted Shares Awards were unvested, however, since these shares contain a nonforfeitable rights to dividends, whether paid or unpaid, they are considered as participating securities and hence included in the computation of both basic and diluted earnings per share.

At the closing of the Business Combination the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (note 32). The warrants were not included in the calculation of the diluted earnings per shares, as the average market price of ordinary shares during the period has not exceeded the exercise price of the warrants and therefore their effect would be antidilutive.

The following table shows the calculation of the basic and diluted earnings per share for the years ended 31 December 2020, 2019 and 2018.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2020	2019	2018

Profit for the year (USD ‘000)	31,669	23,565	25,542
Less: profit attributable to the Earnout Shares (note 18) (USD ‘000)	1,964	-	-
Less: profit attributable to the Restricted Shares Awards (note 18 and 31) (USD ‘000)	88	-	-
Net profit available to common shareholders (USD ‘000)	29,617	23,565	25,542
Weighted average number of shares – basic and diluted	43,047,915	34,292,263	35,093,688
Basic and diluted earnings per share (USD)	0.69	0.69	0.73

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

30.	SEGMENT INFORMATION

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

The Group also has general and administrative expenses, net investment income, share of profit (loss) from associates, gain/loss on foreign exchange, impairment loss on insurance receivables, other expenses/revenues, listing related expenses and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

30.	SEGMENT INFORMATION (Continued)

a)	Segment disclosure for the Group’s consolidated operations is as follows:

	2020
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	201,944	246,011	19,318	467,273	-	467,273
Reinsurer’s share of insurance premiums	(37,582)	(91,281)	-	(128,863)	-	(128,863)
Net written premiums	164,362	154,730	19,318	338,410	-	338,410
Net change in unearned premiums	(26,567)	(27,901)	(426)	(54,894)	-	(54,894)
Net premiums earned	137,795	126,829	18,892	283,516	-	283,516

Underwriting deductions
Net policy acquisition expenses	(26,252)	(25,143)	(3,095)	(54,490)	-	(54,490)
Net claims and claims adjustment expenses	(87,989)	(57,401)	(6,282)	(151,672)	-	(151,672)
Net underwriting results	23,554	44,285	9,515	77,354	-	77,354

General and administrative expenses	-	-	-	-	(46,923)	(46,923)
Net investment income	-	-	-	-	9,967	9,967
Share of loss from associates	-	-	-	-	(1,479)	(1,479)
Impairment loss on insurance receivables	-	-	-	-	(2,861)	(2,861)
Other revenues	-	-	-	-	372	372
Other expenses	-	-	-	-	(1,892)	(1,892)
Listing related expenses	-	-	-	-	(3,366)	(3,366)
Gain on foreign exchange	-	-	-	-	2,572	2,572
Profit (loss) before tax	23,554	44,285	9,515	77,354	(43,610)	33,744
Income tax	-	-	-	-	(2,075)	(2,075)
Profit for the year	23,554	44,285	9,515	77,354	(45,685)	31,669

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

30.	SEGMENT INFORMATION (Continued)

	2019
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	142,156	189,150	17,986	349,292	-	349,292
Reinsurer’s share of insurance premiums	(22,227)	(74,912)	-	(97,139)	-	(97,139)
Net written premiums	119,929	114,238	17,986	252,153	-	252,153
Net change in unearned premiums	(23,540)	(12,822)	(247)	(36,609)	-	(36,609)
Net premiums earned	96,389	101,416	17,739	215,544	-	215,544

Underwriting deductions
Net policy acquisition expenses	(21,259)	(21,181)	(2,996)	(45,436)	-	(45,436)
Net claims and claims adjustment expenses	(58,799)	(44,726)	(14,538)	(118,063)	-	(118,063)
Net underwriting results	16,331	35,509	205	52,045	-	52,045

General and administrative expenses	-	-	-	-	(39,266)	(39,266)
Net investment income	-	-	-	-	13,374	13,374
Share of loss from associates	-	-	-	-	(376)	(376)
Impairment loss on insurance receivables	-	-	-	-	(629)	(629)
Other revenues	-	-	-	-	1,428	1,428
Other expenses	-	-	-	-	(2,195)	(2,195)
Listing related expenses	-	-	-	-	(4,832)	(4,832)
Gain on foreign exchange	-	-	-	-	5,704	5,704
Profit (loss) before tax	16,331	35,509	205	52,045	(26,792)	25,253
Income tax	-	-	-	-	(1,688)	(1,688)
Profit for the year	16,331	35,509	205	52,045	(28,480)	23,565

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

30.	SEGMENT INFORMATION (Continued)

	2018
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	91,472	192,327	17,819	301,618	-	301,618
Reinsurer’s share of insurance premiums	385	(98,573)	-	(98,188)	-	(98,188)
Net written premiums	91,857	93,754	17,819	203,430	-	203,430
Net change in unearned premiums	(21,913)	1,819	(27)	(20,121)	-	(20,121)
Net premiums earned	69,944	95,573	17,792	183,309	-	183,309

Underwriting deductions
Net policy acquisition expenses	(16,113)	(22,801)	(3,050)	(41,964)	-	(41,964)
Net claims and claims adjustment expenses	(37,393)	(36,476)	(11,418)	(85,287)	-	(85,287)
Net underwriting results	16,438	36,296	3,324	56,058	-	56,058

General and administrative expenses	-	-	-	-	(35,351)	(35,351)
Net investment income	-	-	-	-	10,310	10,310
Share of loss from associates	-	-	-	-	(886)	(886)
Impairment loss on insurance receivables	-	-	-	-	(472)	(472)
Other revenues	-	-	-	-	903	903
Other expenses	-	-	-	-	(1,586)	(1,586)
Loss on foreign exchange	-	-	-	-	(3,372)	(3,372)
Profit (loss) before tax	16,438	36,296	3,324	56,058	(30,454)	25,604
Income tax	-	-	-	-	(62)	(62)
Profit for the year	16,438	36,296	3,324	56,058	(30,516)	25,542

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

30.	SEGMENT INFORMATION (Continued)

b)	Non – current operating assets information by geography for years ended 31 December 2020 and 2019 are as follows:

	2020	2019
	USD ‘000	USD ‘000
Middle East	34,631	40,581
North Africa	72	25
UK	3,112	1,622
Asia	75	105
	37,890	42,333

Non-current assets for this purpose consist of property, premises and equipment, investment properties and intangible assets.

31.	SHARE-BASED PAYMENTS

On 3 June 2020, the board of directors approved the Group’s share-based employee compensation plan; the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the following awards may be granted:

-	Options to buy Common Shares (“Stock Options”), which may be either incentive stock options (“Incentive Stock Options” or “ISOs”) qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“Non-Qualified Stock Options” or “NQSOs”), which do not satisfy the requirements of Incentive Stock Options;

-	Share appreciation rights (“SARs”) (including tandem, non-tandem and limited SARs);

-	Restricted share awards (“Restricted Shares Awards”);

-	Performance awards denominated in Common Shares or cash (“Performance Awards”);

-	Other share-based awards (“Other Share-Based Awards”), including but not limited to restricted share units (“RSUs”); and

-	Other cash-based awards (“Other Cash-Based Awards”).

On 30 September 2020, the board of directors approved the grant of 134,500 Restricted Shares Awards (the “Restricted Shares Awards”) to the participants (designated employees) with following salient features:

Grant date	7 October 2020
First vesting date (tranche 1)	2 January 2021
Second vesting date (tranche 2)	2 January 2022
Third vesting date (tranche 3)	2 January 2023
Total number of Restricted Shares Awards	134,500
Restricted Shares Awards vesting each period	44,833
Grant date fair value (USD)	7.896

Grant date fair value represents the closing quoted price of the Company’s share on Nasdaq on 7 October 2020 which is the date when awards were officially communicated to the participants and shall be applicable for all the three vesting tranches.

Participant’s continued service with the Company or any of its Subsidiaries on each applicable vesting date is the only vesting condition to be met. There is no other performance related condition attached to the vesting of shares.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

31.	SHARE-BASED PAYMENTS (Continued)

The movement on the number of restricted shares during the year is as follows:

2020
Balance at 1 January	-
Restricted shares granted	134,500
Balance at 31 December	134,500

The Company has applied the graded vesting method in recognition of share-based payment expense. Accordingly, company has assessed the expected length of service period from date of shares grant until end of each vesting period respectively and considered this to determine proportionate earnout shares at 31 December 2020 attributed to each vesting tranche.

Number of earnout shares to be considered for accounting purposes at year end for each tranche are as follow:

	Days from grant date	Earn out shares from first vesting (tranche 1)	Earn out shares from second vesting (tranche 2)	Earn out shares from third vesting (tranche 3)	Total
31 December 2020	88	43,814	8,511	4,714	57,039

Accordingly, total earnout shares of 57,039 at 31 December 2020 are measured at the shares grant date fair value to arrive at expense recognized for the share based payment. For the year ended 31 December 2020, share-based payments expense of USD 450 thousand was recorded in the consolidated statement of income with a corresponding credit to common shares and share premium as shown in the consolidated statement of changes in equity.

32.	BUSINESS COMBINATION

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective (the “Business Combination”). As a result of the completion of the Business Combination, the Company became a new public company owned by the former stockholders of Tiberius and the former shareholders of IGI. Consequently, IGI and Tiberius became the Company’s subsidiaries.

Furthermore, in accordance with the Business Combination, USD 80,000 thousand of the transaction consideration was paid in cash to IGI former shareholders and accounted for as an adjustment against share premium in the consolidated statement of changes in equity.

At the closing of the Business Combination, the Company:

1)	Issued (1) 29,759,999 common shares to former shareholders of IGI in exchange for their IGI shares and (2) 18,687,307 common shares to former stockholders of Tiberius, including (I) 9,339,924 common shares issued in exchange for public shares of Tiberius common stock that remained outstanding and not redeemed immediately prior to the closing of the Business Combination, (ii) 4,132,500 common shares issued in exchange for Tiberius founder shares, including 3,012,500 common shares (“Earnout Shares”) subject to vesting at prices ranging from USD 11.50 to USD 15.25 per share, (iii) 2,900,000 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement pursuant to forward purchase agreements, and (iv) 2,314,883 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

32.	BUSINESS COMBINATION (Continued)

In connection with the finalization of the purchase price under the Business Combination Agreement, all escrow shares issued to former shareholders of IGI were released from escrow and 8,555 shares were cancelled. Following the cancellation, the Group has 48,438,751 shares outstanding (including the 3,012,500 unvested shares).

Simultaneously with the execution of the Business Combination, out of total Earnout Shares issued to Tiberius founder shareholders, 1,170,348 shares were transferred to certain former shareholders of IGI.

The following table sets out the number of common shares issued in connection with the Business Combination:

	2020
	No. of shares	Par value of 0.01 USD
		USD ‘000
Common shares issued to former shareholders of IGI	29,751,444	298
Common shares issued to former stockholders of Tiberius *	15,674,807	157
Unvested shares transferred to certain former shareholders of IGI	1,170,348	12
Unvested Tiberius Founder shares	1,842,152	18
	48,438,751	485

*	This item Includes 1,120,000 shares subject to one year lock-up restriction post Business Combination closing date.

2)	In addition, on 17 March 2020 the Company issued 17,250,000 warrants, including (a) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company.

The exercise price and maximum number of ordinary shares from which the warrants are converted into ordinary shares of the Company meet the “fixed for fixed” criteria, hence the warrants are accounted for as equity instruments.

3)	Eliminated IGI issued share capital in the amount of USD 143,376 thousand that ceased to exist upon consummation of the Business Combination.

4)	Eliminated IGI treasury shares in the amount of USD 20,103 thousand.

5)	Eliminated IGI additional paid in capital in the amount of USD 2,773 thousand.

6)	Adjusted the share premium as a result of the issuance of the common shares and warrants.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

32.	BUSINESS COMBINATION (Continued)

Accounting for the Business Combination

The transaction is accounted for as a continuation of International General Insurance Holdings Limited - Dubai (“IGI”). Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2- Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view.

Fair value measurement of the equity instruments issued in connection with the Business Combination

In connection with the business combination, equity instruments that were issued as a share-based consideration to Tiberius were as follows:

(a)	Quoted common shares

(b)	Founder shares subject to one year lock-up restriction

(c)	Earnout shares subject to vesting at differential price range

(d)	Quoted warrants

Under IFRS 2, fair values of above-mentioned equity instruments issued to Tiberius was compared to fair value of Tiberius identifiable net assets acquired (representing net cash received by IGI and its former shareholders) in order to determine gain or loss on acquisition on 17 March 2020 (the valuation date).

In order to assess the appropriateness of using the closing quoted market price of Tiberius common stock on Nasdaq as a representative of the fair value of the common shares on the valuation date, management has performed liquidity assessment of Tiberius stock prior to the Business Combination from 11 March 2020 (being the last date of redemption rights available to Tiberius shareholders) until the valuation date.

Management does not consider the quoted Tiberius price to be an appropriate representation of fair value based on the illiquidity observed in the quoted price over the period.

Instead, management has appointed an independent third-party valuation specialist to perform a valuation using the market approach to estimate the fair value of equity instruments issued to Tiberius’s stockholders. Accordingly, as an alternative valuation technique, IGI Common Shares (“Common Shares”) were valued using market multiples approach namely ‘Price- To- Book ratio’ multiples benchmarked against ‘Return on Equity’ and consequentially corroborated using ‘Price -To- Earnings’ multiples of each comparable company.

For the shares that are subject to one-year transfer restriction, fair value is determined after applying a lock – in discount to the fair value determined for the common shares.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

32.	BUSINESS COMBINATION (Continued)

For purposes of determining the fair value of the Earnout Shares, a ‘Monte Carlo’ simulation approach was adopted to address the uncertainty of the time at which the shares will vest. In addition, this approach considers the share price as at the closing date, the threshold price, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earnout period.

Using the fair valuation of the Common Shares as an input, the Warrants were valued as ‘American-style’ call options using a binomial tree approach on the valuation date.

Based on the above, the following table summarizes the fair value of the equity instruments issued to Tiberius stockholders in connection with the Business Combination based on a market approach valuation:

	2020
Equity Instruments	No. of shares/warrants	Fair value per share/warrant	Fair value
		USD	USD ‘000
Common shares	14,554,807	6.85	99,715
Vested Founder shares subject to one year lock-up restriction post Business Combination closing date	1,120,000	6.39	7,156
Unvested Tiberius Founder shares	1,842,152	3.48	6,407
Warrants	12,750,000	0.53	6,807
Total Value of Consideration			120,085

Under IFRS 2, the transaction is measured at the fair value of the common shares deemed to have been issued by IGI for the ownership interest in the Company to be the same as if the transaction had taken the legal form of IGI acquiring 100% of Tiberius. The difference between the fair value equity instruments (common shares and warrants) “Value of Consideration” issued by IGI to Tiberius and the fair value of the later identifiable net assets acquired (representing net cash received by IGI and its former shareholders) represents a bargain purchase. However, since transaction is accounted for under IFRS 2 and the outcome of fair value measurement represents a ‘bargain’ and not an ‘expense’, there is no share-based payment to be recognized for the services received by IGI in connection with the transaction.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2020

32.	BUSINESS COMBINATION (Continued)

The following table illustrates the difference between the total Value of Consideration and cash proceeds received at the closing date of the Business Combination.

Description	USD ‘000
Value of Consideration	120,085
Less: Cash proceeds received	(120,821)
Bargain	(736)

Listing Related Expenses

During the year ended 31 December 2020, the Group incurred listing expenses in the amount of USD 3,366 thousand (31 December 2019: USD 4,832 thousand) which mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous costs that are directly related to the listing transaction.

33.	subsequent events

There have been no material events between 31 December 2020 and the date of this report which are required to be disclosed.