Form 20-F/A
period 2020-12-31
International General Insurance Holdings Ltd.
filed 2021-10-20
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

FORM 20-F/A
(Amendment No. 1)

______________________

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

______________________

International General Insurance Holdings Ltd.

(Exact name of Registrant as specified in its charter)

______________________

Not applicable	Bermuda
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
+962 6 562 2009
(Address of principal executive offices)

______________________

Rawan Alsulaiman
74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
+962 6 562 2009
Rawan.Alsulaiman@iginsure.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.01 par value per share Warrants to purchase common shares	IGIC IGICW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

______________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 48,573,251

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

____________

†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

i

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by International General Insurance Holdings Ltd. as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission on April 1, 2021 (the “Original 20-F”). As indicated under “Restatement Background” we have restated our audited 2020 financial statements to correct identified accounting errors related to the 2020 financial statements. This Amendment restates the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2020. See Note 2 — Restatement of Previously Issued Consolidated Financial Statements, in Item 17, Financial Statements, for additional information. This Amendment sets forth the 2020 consolidated financial statements, as restated to reflect these matters.

Restatement Background

On April 12, 2021, the Acting Director of the Division of Corporation Finance and the Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). The SEC Staff Statement highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of SPACs. After considering the SEC Staff Statement, the Company reevaluated the accounting treatment of the public warrants and private warrants (the “Warrants”) issued in connection with the initial public offering of Tiberius Acquisition Corp. (“Tiberius”). The Warrants were recorded as equity instruments in the Company’s consolidated statement of financial position as a result of the business combination involving the Company and Tiberius which closed on March 17, 2020 (the “Business Combination”). Following dialogue with the staff of the SEC, the Company has determined that, given the circumstances of the transaction with Tiberius, the Warrants should have been recorded at fair value as liabilities in the Company’s consolidated statement of financial position and not as equity.

Consequently, the Company decided to restate its previously issued consolidated financial statements for the year ended December 31, 2020. As a result, the Warrants are now classified as liabilities at fair value in the Company’s consolidated statement of financial position at December 31, 2020 and the change in the fair value of such liabilities in each period is recognized as a gain or loss in the Company’s consolidated statement of income.

Impact of the Restatement

As a result of this restatement, the Warrants are now reflected as liabilities at fair value on the Company’s consolidated statement of financial position at December 31, 2020, and the change in the fair value of such liabilities in the period is recognized as a gain or loss in the Company’s consolidated statement of income.

The impact of these adjustments was a decrease to net income of $4.4 million for the year ended December 31, 2020, an increase in total liabilities of $13.6 million as of December 31, 2020 and a corresponding decrease to total equity of $13.6 million as of December 31, 2020. The restatement of the consolidated financial statements had no impact on the Company’s liquidity or cash, or cash equivalents, or cash flows from operating, investing and financing activities.

See Note 2 of the Notes to the Consolidated Financial Statements included in Part III, Item 17 of this Amendment for additional information on the restatement and the related financial statement effects.

Internal Control Considerations

In light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020, and has concluded our internal controls over financial reporting were not effective due to a material weakness in our internal controls around complex accounting applications. Specifically the review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the proper accounting and reporting for the Warrants previously issued by Tiberius, which were outstanding and recorded on our consolidated financial statements at the time of the Business Combination with Tiberius. Since the restatement, the Company has implemented remediation steps to enhance our review process for complex financial instruments and related accounting standards and will further improve the process and controls in the determination of the appropriate recognition, measurement, and classification of our financial instruments.

Items Amended in this Form 20-F/A

For reasons discussed above, the Company is filing this Amendment to amend the following items in our Original 20-F to the extent necessary to reflect the adjustments discussed above and make corresponding revisions to our financial data cited elsewhere in this Amendment.

Part I, Item 3D. RISK FACTORS.

Part II, Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Part II, Item 15. CONTROLS AND PROCEDURES.

Part III, Item 17. FINANCIAL STATEMENTS

We have updated the disclosure contained in our annual report on Form 20-F/A to replace the financial data with the restated financial data, and to make related textual changes. We have made no other changes to our report, and the disclosure in the report has not been updated to reflect events that have occurred since April 1, 2021, the date on which we originally filed our annual report on Form 20-F. Accordingly, except as expressly modified to reflect the restatement, the annual report, as amended by this Amendment No. 1, continues to speak only as of April 1, 2021, the date on which the annual report on Form 20-F was originally filed. Accordingly, investors should rely only on the restated financial information and other disclosures regarding the restated periods in this Form 20-F/A or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, or similar communications relating to these periods.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

FORWARD-LOOKING STATEMENTS

Some of the statements in this annual report on Form 20-F (this “annual report”) of International General Insurance Holdings Ltd., a Bermuda exempted company (“we,” “IGI” or the “Company”), constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as ability,” “anticipate,” “believe,” “budget,” “can,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “forecast,” “hope,” “impact,” “intend,” “may,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “should,” “strategy,” “target,” “value,” “will,” “would” and similar expressions. You should read statements that contain these words carefully because they:

•        discuss future expectations;

•        contain projections of future results of operations or financial condition; or

•        state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•        changes adversely affecting the industry in which we operate;

•        our ability to achieve our business strategies or to manage our growth;

•        general economic conditions;

•        the effects of COVID-19 on the global economy, on the global financial markets and on our business, financial condition, liquidity and results of operations;

•        our ability to maintain the listing of our securities on the Nasdaq Capital Market (“Nasdaq”);

•        our ability to retain our key employees; and

•        the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.

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

v

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

Risks Relating to the Insurance and Reinsurance Industry

•        The insurance and reinsurance industries are highly competitive. Consolidation in the insurance and reinsurance industry could adversely impact us.

•        Our operating results are affected by the cyclicality of the insurance and reinsurance industry. If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

•        We are subject to extensive insurance laws and regulations. Any failure to comply with existing regulations or material changes in regulations could have a material adverse effect on us. We may from time to time be subject to inquiries or investigations that could result in fines, sanctions, variation or revocation of permissions and authorizations, reputational damage or loss of goodwill.

•        Changes in IFRS accounting standards applicable to us may require a change in the way in which our future results will be determined and/or a retrospective adjustment of reported results.

•        Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.

•        Public health crises, illness, epidemics or pandemics, including the COVID-19 pandemic, could adversely impact our business, operating results and financial condition.

•        Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder our flexibility and negatively affect our business opportunities.

•        Claims arising from catastrophic events are unpredictable and could be severe.

•        Changing climate conditions may increase the frequency and severity of catastrophic events and thereby adversely affect our business. Our investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.

•        Emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, could have an adverse effect on our business.

Risks Relating to Our Business and Operations

•        A prolonged recession or deterioration in macroeconomic conditions could adversely affect our business.

•        If our loss reserves are insufficient, it will have a negative impact on our results.

•        Certain countries in which we operate are a high-risk environment for investment and business activities We are subject to laws relating to anti-corruption, anti-money laundering and economic sanctions.

•        We rely on brokers to source our business and we may suffer if our relationships with brokers deteriorate.

•        We could be materially adversely affected if agents and other producers exceed their underwriting authority or if our agents, insureds or other parties commit fraud or breach obligations owed to us.

•        We may be exposed to claims for large losses related to uncorrelated events that occur at the same time.

•        The availability of reinsurance and retrocessional coverage to limit our exposure to risks may be limited. We could experience losses if our reinsurers do not pay in a timely fashion or at all.

•        If our risk management and loss mitigation methods fail to adequately manage our exposure to losses, the losses we incur could be materially higher than our expectations. We may be faced with a liquidity shortfall following a large loss or a series of large losses.

•        Many of our assets are invested in fixed maturity securities and are subject to market fluctuations and global interest rates. Losses on our investments may reduce our overall capital and profitability. If our determination of the amount of allowances and impairments taken on our investments turns out to be incorrect, this could have a material adverse effect on our results of operations and financial condition.

•        A decline in the ratings of our operating subsidiaries could adversely affect our business.

•        The risk associated with underwriting treaty reinsurance business could adversely affect us.

•        Loss of business reputation or negative publicity could negatively impact our business.

•        We could be adversely affected by the loss of one or more key employees. Changes in employment laws, taxation and compensation practice may limit our ability to attract senior employees.

•        Deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to our counterparties could adversely impact our financial condition and results of operations.

•        Our operating results may be adversely affected by the failure of policyholders, brokers or others to honor their payment obligations. We are exposed to credit risk in certain of our operations.

•        We may not be able to raise capital in the long term on favorable terms or at all.

•        We are involved in legal and other proceedings, which could damage to our reputation.

•        Information technology systems that we use could fail or suffer a security breach, which could have a material adverse effect on us or result in the loss of sensitive information.

•        Employee or agent negligence, error or misconduct may be difficult to detect and prevent, and certain failures, including internal or external fraud, operational errors, systems malfunctions, or cyber-security incidents, could materially adversely affect our operations.

•        Our operating results may be adversely affected by an unexpected accumulation of attritional losses.

•        We are dependent on the use of third-party software, and any reduction in third party product quality or failure to comply with our licensing requirements could have a material adverse effect on our business.

•        We may not be able to compete effectively if we cannot keep pace with technological advancements.

•        Our liquidity and counterparty risk exposures may be affected by the impairment of financial institutions. We are exposed to fluctuations in exchange rates which may adversely affect our operating results.

•        The exit of the United Kingdom from the EU could have a material adverse effect on our business.

•        Changes in accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.

•        If actual renewals of our existing policies and contracts do not meet expectations, our future operating results could be materially adversely affected.

•        We may be adversely impacted by inflation. Our efforts to expand in targeted geographical markets and lines of business may not be successful and may create enhanced risks.

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

The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which our group operates. Our business activities are regulated by the Bermuda Monetary Authority in our Bermuda operations, the Prudential Regulation Authority and Financial Conduct Authority in our UK operations, the Jordan Insurance Directorate in our Jordanian operations, the Labuan Financial Services Authority in our operations in Malaysia, the Dubai Financial Services Authority in our operations in Dubai and the Casablanca Finance City for our operations in Morocco. This supervision and regulation is generally intended for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to us may:

•        require the maintenance of certain solvency levels;

•        restrict agreements with large revenue-producing agents;

•        require obtaining licenses or authorizations from regulators;

•        regulate transactions, including transactions with affiliates and intra-group guarantees;

•        in certain jurisdictions, restrict the payment of dividends or other distributions;

•        require the disclosure of financial and other information to regulators;

•        impose restrictions on the nature, quality and concentration of investments;

•        regulate the admissibility of assets and capital;

•        provide for involvement in the payment or adjudication of catastrophe or other claims beyond the terms of the policies; and

•        establish certain minimum operational requirements or customer service standards such as the timeliness of finalized policy language or lead time for notice of non-renewal or changes in terms and conditions.

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

Government regulators are generally concerned with the protection of policyholders to the exclusion of other constituencies, including shareholders of insurers. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, such proposals could adversely affect our business by, among other things:

•        providing insurance and reinsurance capacity in markets and to consumers that we target;

•        requiring our participation in industry pools and guaranty associations;

•        expanding the scope of coverage under existing policies (for example, following large disasters);

•        further regulating the terms of insurance and reinsurance policies;

•        mandating that insurers provide coverage for areas such as terrorism, where insurance might otherwise be difficult to obtain; or

•        disproportionately benefiting the companies of one country over those of another.

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

These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and/or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued the insurance or reinsurance contracts that are affected by the changes. In addition, our actual losses may vary materially from our current estimate of the loss based on a number of factors. Examples of emerging claims and coverage issues include, but are not limited to:

•        judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;

•        plaintiffs targeting insurers, including us, in purported class action litigation relating to claims-handling and other practices;

•        social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;

•        medical developments that link health issues to particular causes, resulting in liability claims;

•        claims relating to unanticipated consequences of current or new technologies, including cyber security related risks;

•        claims relating to potentially changing climate conditions; and

•        increased claims due to third party funding of litigation.

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

To recognize liabilities for unpaid losses,1 both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

•        At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.

•        It may not be clear whether the circumstances of a loss are covered.

•        If a legal decision is required to resolve coverage this may take many years.

•        The actions the insured takes to remediate the loss may affect the eventual loss amount (favorably or unfavorably).

•        The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken may not be known for some time and may be subject to change.

•        It may be many years before the occurrence of a loss becomes known.

•        Where claims take a long time to settle, new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

•        losses incurred but not reported to the insurer (“pure IBNR”);

•        potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

____________

1        The term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

•        the estimated expenses of settling claims, both:

•        Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

•        Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function).

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

A.M. Best and S&P Global Ratings periodically review our ratings and may revise them downward or revoke them at their sole discretion based primarily on their analysis of our balance sheet strength (including capital adequacy and claims and claim adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such an analysis include but are not limited to:

•        if we change our business practices from our organizational business plan in a manner that no longer supports our ratings;

•        if unfavorable financial, regulatory or market trends affect us, including excess market capacity;

•        if our losses exceed our loss reserves;

•        if we have unresolved issues with government regulators;

•        if we are unable to retain our senior management or other key personnel;

•        if a rating agency has concerns with the quality of our risk management;

•        if our investment portfolio incurs significant losses; or

•        if the rating agencies alter their capital adequacy assessment methodology in a manner that would adversely affect our ratings.

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

Except as described under “Item 4. Information on the Company — B. Business Overview — Litigation,” we are not currently subject to any pending litigation which individually or in the aggregate would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations. However, in the future, substantial legal liability could materially adversely affect our business, financial condition and results of operations, and could cause significant reputational harm.

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

Since identifying such material weakness, our management has implemented a remediation plan in order to address the material weakness, including, among other things, recruiting several trained and experienced personnel in the areas of finance and accounting, enhancing the training given with respect to the application of IFRS and SEC reporting for all of the personnel and management involved in the supervision and monitoring of our accounting and reporting functions, engaging outside consultants in areas such as the valuation of investments, engaging the services of an expert to help review IGI’s internal control framework and IGI’s entity level controls as well as documenting and mapping all critical internal control functions to ensure effectiveness of the Company’s internal control over financial reporting and implementing new systems and automating certain processes wherever necessary. As a result of such remediation efforts, our management has determined that the above material weakness has been remediated as of December 31, 2020. Whilst at the time we believed this was remediated, subsequent to this, we have identified a material weakness in our internal controls over financial reporting around complex accounting applications as of and for the year ended December 31, 2020. Refer to “Risks Relating to Restatement of Our Previously Issued Consolidated Financial Statements” section below. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we may fail to meet our future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect.

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

The price of our common shares may fluctuate due to a variety of factors, including:

•        actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in the insurance and reinsurance industry;

•        mergers and strategic alliances in the insurance and reinsurance industry;

•        market prices and conditions in the insurance and reinsurance industry;

•        changes in government regulation applicable us and our subsidiaries and the industry in which we operate;

•        potential or actual military conflicts, acts of terrorism or the effects of global pandemics such as the novel coronavirus;

•        the failure of securities analysts to publish research about the Company, or shortfalls in our operating results compared to levels forecast by securities analysts;

•        announcements concerning us or our competitors; and

•        the general state of the securities markets.

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

Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•        our existing shareholders’ proportionate ownership interest in the Company will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding common share may be diminished; and

•        the market price of our common shares may decline.

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

If Nasdaq subsequently delists our securities, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        a limited amount of news and analyst coverage for the Company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

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

A non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year if either at least 75% of its gross income for such taxable year is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”). Accordingly, for purposes of these rules, the Company will be treated as owning all the assets of the two insurance companies through which it conducts its business (viz., IGI Bermuda and IGI UK (together, the “Insurance Subs”)). Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” (a “QIC”) is excluded from the definition of passive income, even though that income would otherwise be considered passive (the “Insurance Company Exception”). Although not free from doubt, under certain recently proposed regulations on which taxpayers may rely until final regulations are published (the “Proposed Regulations”), the Company believes the Insurance Company Exception will apply to all of the QIC’s income earned with respect to assets of the QIC that are available to satisfy liabilities of the QIC related to its insurance business. Taking into account the income and assets of the Insurance Subs, which are treated as the income and assets of the Company for purposes of the PFIC rules, and treating that income and assets as active, the Company expects that less than 75% of its total income and that less than 50% of its total assets will be passive. Thus, the Company expects that it will not be treated as a PFIC for the current year and does not expect to be so treated in foreseeable future years. However, the PFIC determination is factual in nature and is made annually. In particular, it will depend on the relative assets and insurance liabilities of each of the Insurance Subs and on the manner in which they conduct their businesses and are regulated. Accordingly, no assurance can be given that the Company will not be a PFIC for the current year or will not become a PFIC in any future taxable year. A U.S. investor that owns Company common shares or warrants during any year in which the Company is a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”).”

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

We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including:

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports and registration statements; and

•        not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Former IGI Dubai shareholders own approximately 61.4% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:

•        the appointment and removal of directors;

•        a change of control in the Company, which could deprive shareholders of an opportunity to earn a premium for the sale of their shares over the then prevailing market price;

•        substantial mergers or other business combinations;

•        the acquisition or disposal of substantial assets;

•        the alteration of our share capital;

•        amendments to our organizational documents; and

•        the winding up of the Company.

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

Risks Relating to Restatement of Our Previously Issued Consolidated Financial Statements

Our public and private warrants are accounted for as liabilities and the changes in value of our public and private warrants could have a material effect on our financial results.

On April 12, 2021, the SEC Staff issued the SEC Staff Statement, wherein the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity for purposes of U.S. GAAP. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. As a result of the SEC Staff Statement, although the Company’s financial statements are prepared in accordance with IFRS as adopted by the IASB, as opposed to U.S. GAAP, we reevaluated the accounting treatment of our public and private warrants. As a result of our reevaluation, and following discussion with the staff of the SEC, we have determined that our public warrants and private warrants should be classified as liabilities measured at fair value on our consolidated statement of financial position, with any changes in fair value to be reported each period in earnings on our statement of income.

As a result of the recurring fair value measurement, our financial statements may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

As a result of the restatement related to warrant accounting, we have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Following the issuance of the SEC Staff Statement on April 12, 2021 and dialogue with the staff of the SEC regarding the appropriate accounting for Warrants under IFRS as adopted by the IASB, our management concluded that, in light of the SEC Staff Statement, it was appropriate to restate our previously issued and audited consolidated financial statements as of and for the year ended December 31, 2020.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management is likewise required, on a yearly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this Amendment No. 1, we have identified a material weakness in our internal control over financial reporting related to the accounting for our Warrants. Our internal control over financial reporting, specifically the review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the appropriate recognition, measurement, and classification of the Warrants previously issued by Tiberius, which were outstanding and recorded on our consolidated financial statements at the time of the Business Combination with Tiberius. As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our derivative financial liability, change in fair value of derivative financial liability, shareholders equity and related financial disclosures for the year ended December 31, 2020.

As described in Item 15. “Controls and Procedures,” we have concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because material weaknesses existed in our internal control over financial reporting. We have taken a number of measures to remediate the material weaknesses described therein. However, if we are unable to remediate our material weaknesses in a timely manner or we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common shares are listed, the SEC or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form F-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies. In either case, there could result a material adverse effect on our business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our stock. In addition, we will incur additional costs to remediate material weaknesses in our internal control over financial reporting, as described in Item 15. “Controls and Procedures”.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

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

Each risk submitted to an underwriter is assessed on its own merits. The experience and expertise of senior management and the underwriters are ultimately the determining factor in deciding whether to underwrite a given risk. As a result, we rely on our underwriters’ discretion in acquiring business. However, when exercising their discretion, the underwriters take into account several key considerations, some of which may include the following:

•        the type and level of risk assumed;

•        the nature of the insured’s operations;

•        the pricing of the policy submitted and the pricing trend of similar policies in the market;

•        the quality and specifications of the insured’s assets;

•        the insured’s risk management program, if necessary, and, if required, surveys to be conducted on the insured’s assets and operations;

•        the adequacy of the insured’s credit rating;

•        the general terms and conditions of the policy submitted, with a preference for standard market wordings and clauses;

•        the insured’s loss record, including the record of the insured’s losses divided by total premiums (“Burn Cost Analysis”);

•        the experience of the underwriters from their prior dealings with the insured, broker or ceding company, as applicable;

•        the experience and reputation of the broker submitting the risk;

•        the legal and general economic conditions of the insured’s country of domicile;

•        the insured’s geographical location and trading territories;

•        the adequacy of available reinsurance coverage, including coverage for catastrophe and the total combined risks that could be involved in a single loss event;

•        our catastrophic aggregation capacity; and

•        the approval of the broker by the compliance department according to the onboarding policy and the necessary sanctions screening.

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

We operate an integrated enterprise-wide risk management strategy designed to deliver shareholder value in a sustainable and efficient manner while providing a high level of policyholder protection. The execution of our integrated risk management strategy is based on:

•        the establishment and maintenance of an internal control and risk management system based on a three lines of defence approach to the allocation of responsibilities between risk accepting units (first line), risk management activity and oversight from other central control functions (second line) and independent assurance (third line);

•        identifying material risks to the achievement of our objectives including emerging risks;

•        the articulation of our risk appetite and a suite of key risk limits for each material component of risk where appropriate;

•        the cascading of risk appetite and key risk limits for material risks to each operating subsidiary and, where appropriate, risk accepting business units;

•        measuring, monitoring, managing and reporting risk positions and trends;

•        the use, subject to an understanding of their limitations, of a range of deterministic and stochastic modelling techniques to test the risk and capital implications of strategic and tactical business decisions; and

•        stress and scenario testing designed to help us better understand and develop contingency plans for the potential effects of extreme events or combinations of events on capital adequacy and liquidity.

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

The key responsibilities of our claims management department are to:

•        process, manage and resolve reported insurance or reinsurance claims efficiently and accurately in order to ensure the proper application of intended coverage, reserve in a timely fashion for the probable ultimate cost of both indemnity and expense and make timely payments in the appropriate amount on those claims for which we are legally obligated to pay;

•        select appropriate counsel and experts for claims and manage claims-related litigation and regulatory compliance;

•        contribute to the underwriting process by collaborating with both underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activities;

•        contribute to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims; and

•        support our marketing efforts through the quality of our claims service.

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

For additional information regarding our reserves, our reserves development and our reserves releasing, see “Operating and Financial Review and Prospects — Reserves.”

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

For additional information regarding our investments, see “Operating and Financial Review and Prospects — Investments.”

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

Regulatory Overview

Bermuda Regulatory Considerations

Bermuda Insurance Regulation

The Insurance Act.    The Insurance Act 1978 (the “Insurance Act”), which regulates the business of IGI Bermuda, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The Bermuda Monetary Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose at any time. It is not necessary that the insurance company be incorporated in Bermuda. A foreign corporation may obtain a permit under the Companies Act 1981 (the “Companies Act”) to carry on business in Bermuda and then be registered as an insurer in Bermuda under the Insurance Act. (The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” (although in certain circumstances a condition to registration may be imposed to the effect the company may carry on only reinsurance business). The Insurance Act uses the defined term “insurance business” to include reinsurance business. References herein to insurance companies include reinsurance companies.) The Insurance Act also grants to the Bermuda Monetary Authority powers to supervise, investigate and intervene in the affairs of insurance companies. An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority’s functions and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards, as well as auditing and reporting requirements. Bermuda is a Solvency II equivalent jurisdiction, meaning that Bermuda’s laws and regulations broadly mirror the requirements under the Solvency II regime. See “Business — Regulatory Overview — UK and EU Regulatory Framework” and “Operating and Financial Review and Prospects — Capital Requirements — PRA Requirements.” Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 3B insurers are set forth below.

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

Principal Representative and Principal Office.    A Class 3B insurer is required to maintain a principal office and to appoint a resident principal representative in Bermuda. IGI Bermuda has appointed Marsh IAS Management Services (Bermuda) Ltd. as its principal representative. The address of IGI Bermuda’s principal office is 44 Church Street, Hamilton HM12, Bermuda. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the Authority is given of the intention to do so.

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

Following the U.K.’s decision to withdraw from the E.U. (“Brexit”), the U.K. began a process of “onshoring” EU legislation whereby the U.K. replicated EU law in U.K. legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the U.K.’s departure from the EU’s single market, passporting rights to and from the U.K. ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one EEA member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the U.K., this means the loss of access to EU markets. As of the end of the transition period, IGI UK has lost its passporting rights in the EU, such that it can no longer write insurance business in European Economic Area (“EEA”) countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive. IGI is currently engaging with relevant EU member states to ensure adherence to individual run-off regimes that have been established. In addition, IGI is currently in the process of establishing an EU insurance operation in Malta, which would enable IGI to pursue business in the EU. We submitted our application to the Malta Financial Services Authority (MFSA) on November 23, 2020 and continue to have constructive dialogue with the Malta insurance regulator. We have received a notice from the MFSA indicating that it is minded to issue an authorization to IGI to carry on the business of insurance and reinsurance in specified lines of business, subject to satisfactory completion of due diligence and satisfaction of certain regulatory conditions. For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to “Risk Factors — The exit of the United Kingdom from the European Union could have a material adverse effect on our business.”

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

The onshored Solvency II measure of available capital (“Own Funds”) uses IFRS shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under onshored Solvency II. The primary adjustments reflect the fact that onshored Solvency II is based on the principle of an economic balance sheet — outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the onshored Solvency II and IFRS bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).

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

Specifically, the assessment confirms that the Standard Formula:

•        captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

•        is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

•        has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

•        is applied with no consideration for the risk absorbing effect of technical provisions and deferred taxes resulting in an SCR requirement that is more prudent.

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

Jordan

Our subsidiary, IGI Underwriting Co. Ltd (“IGI Underwriting”), which is based in Amman, Jordan, is subject to regulation of the Jordan Insurance Directorate. The Jordan Insurance Directorate was established in 2014 under the Ministry of Industry, Trade and Supply. The Jordan Insurance Directorate replaced the Insurance Commission of Jordan pursuant to the restructuring of Institutions and Government Departments Law No 17 of 2014, Article D. The Jordan Insurance Directorate is now responsible for supervising and controlling the industry sector. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business & Responsibilities of the Coverholder.” As a licensed offshore entity, IGI Underwriting is required to update certain information with the Jordan Insurance Directorate annually, including information regarding the following:

•        the business conducted by IGI Underwriting during the year;

•        the names of insurance and reinsurance companies with which IGI Underwriting has concluded binding authorities and the date of termination of each authority;

•        a valid insurance policy possessed by IGI Underwriting; and

•        any other data, documents or information required by the Director General of the Jordan Insurance Directorate.

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

Litigation

There are no governmental, legal or arbitration proceedings to which we are a party which are expected to have a material effect on our financial position or profitability (including any such proceedings which are pending or threatened or which we are aware of), except as stated below. However, in any given quarter, litigation could arise which might have an adverse effect on our results for such quarter. See “Risk Factors — Risks Relating to Our Business and Operations — We are involved in legal and other proceedings from time to time, and we may face damage to our reputation or legal liability as a result.”

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

International General Insurance Holdings Ltd. (IGIC)
Bermuda
Group Holding Company publicly traded on Nasdaq
Founded: 2019
Registration number: 55038
100%
100%
Tiberius Acquisition Corporation
Delaware
International General Insurance Holdings Limited
United Arab Emirates (DIFC)
100%
100%
100%
IGI Underwriting Co Ltd (IGIU)
Jordan
Provides management, underwriting & operational support and acts as a service vehicle for IGI Group
Founded: 2022
Regulator: Jordan Insurance Directorate
International General Insurance Co Ltd (IGI Bermuda)
Bermuda
Group main underwriting entity
Founded: 2007
Regulator: Bermuda Monitory Authority
Rating: A.M. Best: A, S&P A-
North Star Underwriting Limited (NSUL)
UK
Specialist underwriting agency
Acquired in 2009 (majority in 2007)
Regulator: Financial Conduct Authority
100%
100%
100%
100%
100%
100%
International General Insurance Co (UK) Ltd
UK
Underwrites a diverse book of business with 17 different classes of business sourced through London brokers and EU domiciled business
Founded: 2009, authorized 2011
Regulator: Financial Conduct Authority and Prudential Regulation Authority
Rating: A.M. Best: A, S&P A-
International General Insurance Co (Dubai) Ltd
United Arab Emirates
Underwrites across eleven different classes of business for IGI Bermuda
Founded: 2008
Regulator: Dubai International Financial Center and Dubai Financial Services Authority
International General Insurance Co Ltd – Labuan Branch
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

Item 5. Operating and Financial Review and Prospects

This section should be read in conjunction with the “Business” section and the consolidated financial statements of IGI which are included elsewhere in this annual report.    The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report, particularly under “Risk Factors.” Our results for the year ended December 31, 2020 described herein have been restated to the extent necessary to reflect the restatement of our financial statements for the year ended December 31, 2020 as a result of the treatment of our public warrants and private warrants under IFRS.

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

In addition, the combination of a modest allocation to equities and the high quality and diversified nature of the Group’s bonds and term deposits has resulted in a minor negative mark to market adjustment in its investment portfolio. However, a material fair value revaluation loss close to 10% and 15% from previous year end was recorded against investment properties owned directly in Jordan and through associates in Lebanon respectively which is in line with the overall correction seen in the regional commercial real estate valuations post pandemic. See “Risk Factors — Risks Relating to the Insurance and Reinsurance Industry — Public health crises, illness, epidemics or pandemics could adversely impact our business, operating results and financial condition.”

Restatement

In the SEC Staff Statement published on April 12, 2021, the staff of the SEC expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the balance sheet as opposed to equity. Since the consummation of our business combination with Tiberius on March 17, 2020, our Warrants have been accounted for as equity within our consolidated statement of financial position. However, after reviewing the SEC Staff Statement and engaging in discussions with the SEC regarding the proper accounting treatment for warrants under IFRS and given the circumstances of the transaction with Tiberius, we have concluded that our Warrants should be presented as liabilities with subsequent fair value remeasured and recognized in our statement of income.

Therefore, the Company concluded that its previously issued consolidated financial statements for the year ended December 31, 2020 should be restated because of a misapplication in the guidance around accounting for the Warrants and should no longer be relied upon.

The restatement is more fully described in Note 2 of the Notes to the Consolidated Financial Statements included herein.

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

Change in fair value of derivative financial liability

The Group’s Warrants constitute derivative liabilities under IFRS which must be recorded at fair value with subsequent changes in fair value recorded in the consolidated statement of income at the end of each reporting period.

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

The following table presents reconciliations of “book value per common share” to “book value per diluted common share plus accumulated dividends.”

	December 31, 2020 (Restated)
($) in millions, except per share data	Equity Amount	Common Shares Issued and Outstanding	Per Share Amount
Book value per share	$381.0	45.4	$8.39
Non-IFRS adjustments:
Intangible assets	$(4.7)		$(0.10)
Tangible book value per share	376.3		8.29
Accumulated dividends	109.9		2.42
Tangible book value per share plus accumulated dividends			$10.71
	December 31, 2019
($) in millions, except per share data	Equity Amount	Common Shares Outstanding	Per Share Amount
Book value per share	$312.1	134.0	$2.33
Non-IFRS adjustments:
Intangible assets	$(3.9)		$(0.03)
Tangible book value per share	308.3		2.30
Accumulated dividends	105.5		0.79
Tangible book value per share plus accumulated dividends			$3.09

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

	Year ended December 31,
	2018	2019	2020
			(Restated)
	($) in millions
Profit for the year	$25.5	$23.6	$27.2
Non-IFRS adjustments:
Realized (gains) on investments (tax adjusted)(1)	(1.3)	(1.0)	(0.9)
Expected credit losses on investments (tax adjusted)(1)	0.0	0.0	0.3
Unrealized loss (gain) on investments (tax adjusted)(1)	0.9	(1.3)	—
Change in fair value of derivative financial liability	—	—	4.4
Listing related expenses	—	4.8	3.4
(Gain) loss on foreign exchange (tax adjusted)(1)	3.4	(4.9)	(2.3)
Core operating income	$28.6	$21.2	$34.1
Average shareholders’ equity(2)	301.3	306.7	346.6
Return on average equity(3)	8.5%	7.7%	7.9%
Core operating return on average equity(4)	9.5%	6.9%	9.8%
Basic and diluted core operating earnings per share(5)	$0.81	$0.62	$0.74
Basic and diluted earnings per share attributable to equity holders(6)	$0.73	$0.69	$0.59

____________

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

(5)      Represents core operating income attributable to vested common shares divided by weighted average number of shares — basic and diluted as follows:

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

(6)      Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares — basic and diluted calculated as follows:

	Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2018	2019	2020
			(Restated)
Net profit for the period attributable to equity holders	$25.5	$23.5	$27.2
Minus: Earnings attributable to the earn out shares subject to vesting	—	—	$1.7
Minus: Earnings attributable to the restricted shares awards subject to vesting	—	—	$0.1
Net profit for the period attributable to common shareholders (a)	$25.5	$23.5	$25.4
Weighted average number of shares – basic and diluted (in millions of shares) (b)	35.1	34.3	43.0
Basic and diluted earnings per share (a/b)	$0.73	$0.69	$0.59

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

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the years indicated:

	Year ended December 31,
	2018	2019	2020
			(Restated)
	($) in millions
Gross written premiums	$301.6	$349.2	$467.3
Reinsurers’ share of insurance premiums	(98.2)	(97.1)	(128.9)
Net written premiums	$203.4	$252.1	338.4
Net change in unearned premiums	(20.1)	(36.6)	(54.9)
Net premiums earned	$183.3	$215.5	$283.5
Net claims and claim adjustment expenses(1)	(85.3)	(118.1)	(151.7)
Net policy acquisition expenses	(42.0)	(45.4)	(54.4)
Net underwriting results	$56.1	$52.0	$77.4
Total investment income, net(2)	9.8	11.1	11.5
Realized gains on investments*	1.3	0.3	1.2
Realized gains (losses) on investment properties*	—	0.7	(0.2)
Unrealized gains (losses) on investments**	(0.9)	1.6	(0.2)
Fair value gains (losses) on investment properties**	0.1	(0.3)	(2.0)
Expected credit losses on investments	—	—	(0.3)
Share of loss from associates***	(0.9)	(0.4)	(1.5)
General and administrative expenses	(35.4)	(39.3)	(46.9)
Other income (expenses)(3)	(1.2)	(1.3)	(4.4)
Change in fair value of derivative financial liability	—	—	(4.4)
Listing related expenses	—	(4.8)	(3.4)
(loss) Gain on foreign exchange	(3.4)	5.7	2.5
Profit before tax	$25.6	$25.3	$29.3
Income tax	(0.1)	(1.7)	(2.1)
Profit for the year	$25.5	$23.6	$27.2
Basic and diluted earnings per share	$0.73	$0.69	$0.59

____________

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

(3)      Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Year Ended December 31,
(in millions of U.S. Dollars)	2018	2019	2020
Other revenues	0.9	1.4	0.4
Other expenses	(1.6)	(2.1)	(1.9)
Impairment loss on insurance receivables	(0.5)	(0.6)	(2.9)
Other expenses, net	$(1.2)	$(1.3)	$(4.4)

Year ended December 31, 2020 compared to year ended December 31, 2019 (Consolidated)

	Year ended December 31,
	2019	2020
	(Restated)
	($) in millions
Gross written premiums	$349.2	$467.3
Reinsurers’ share of insurance premiums	(97.1)	(128.9)
Net written premiums	$252.1	338.4
Net change in unearned premiums	(36.6)	(54.9)
Net premiums earned	$215.5	$283.5
Net claims and claim adjustment expenses	(118.1)	(151.7)
Net policy acquisition expenses	(45.4)	(54.4)
Net underwriting results	$52.0	$77.4
Total investment income, net(1)	11.1	11.5
Realized gains on investments	0.3	1.2
Realized gains (losses) on investment properties	0.7	(0.2)
Unrealized gains (losses) on investments	1.6	(0.2)
Fair value losses on investment properties	(0.3)	(2.0)
Expected credit losses on investments	—	(0.3)
Share of loss from associates	(0.4)	(1.5)
General and administrative expenses	(39.3)	(46.9)
Other income (expenses)(2)	(1.3)	(4.4)
Change in fair value of derivative financial liability	—	(4.4)
Listing related expenses	(4.8)	(3.4)
Gain on foreign exchange	5.7	2.5
Profit before tax	$25.3	$29.3
Income tax	(1.7)	(2.1)
Profit for the year	$23.6	$27.2

____________

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

Net change in unearned premiums

Net change in unearned premiums increased 49.6% from $36.6 million in 2019 to $54.9 million in 2020. The increase was attributed to more than 35% increase overall increase in net written premiums in our specialty-long tail and short-tail segment coupled with a greater proportion of premiums weighted to the second half of 2020 as compared to 2019.

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

Change in fair value of derivative financial liability

In response to the Securities and Exchange Commission (“SEC”) Staff Statement dated April 12, 2021, the Company reassessed its accounting treatment in respect of its warrant instruments. After careful analysis, the Company concluded that its 17,250,000 Warrants should have been recorded as a derivative liability instead of equity with a value of $9.2 million at the closing of the business combination with Tiberius Acquisition Corp. and subsequently remeasured at fair value with the changes recorded in income. The Company has further evaluated the resulting accounting error and restated its previously issued consolidated financial statements as of and for the year ended December 31, 2020. IGI has corrected the impact of this error by recording the impact of the fair value movement of these Warrants from the date of the closing of the Business Combination on March 17, 2020 through December 31, 2020 for an amount of $4.4 million under the line item ‘Change in fair value of derivative financial liability’ in the “Consolidated Statements of Income” and accordingly resulted in the fair value of the Warrants being revalued at $13.6 million at December 31, 2020.

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

Profit for the year

As a result of the foregoing, the profit after tax for the year increased from $23.6 million in 2019 to $ 27.2 million in 2020, mainly due to the year-over-year increase in net underwriting results of 48.8%, partly offset by a decrease in total investment income of 34.6% and an increase in general and administrative expenses of 19.3%.

Year ended December 31, 2019 compared to year ended December 31, 2018 (Consolidated)

	Year ended December 31,
	2018	2019
	($) in millions
Gross written premiums	$301.6	$349.2
Reinsurers’ share of insurance premiums	(98.2)	(97.1)
Net written premiums	203.4	252.1
Net change in unearned premiums	(20.1)	(36.6)
Net premiums earned	183.3	215.5
Net claims and claim adjustment expenses	(85.3)	(118.1)
Net policy acquisition expenses	(42.0)	(45.4)
Net underwriting results	56.1	52.0
Total investment income, net(1)	9.8	11.1
Realized gains on investments	1.3	0.3
Realized gains on investment properties	—	0.7
Unrealized gains (losses) on investments	(0.9)	1.6
Fair value gains (losses) on investment properties	0.1	(0.3)
Expected credit losses on investments	—	—
Share of loss from associates	(0.9)	(0.4)
General and administrative expenses	(35.4)	(39.3)
Other income (expenses)(2)	(1.2)	(1.3)
Listing related expenses	—	(4.8)
(loss) Gain on foreign exchange	(3.4)	5.7
Profit before tax	$25.6	$25.3
Income tax	(0.1)	(1.7)
Profit for the year	$25.5	$23.6

____________

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

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 24.3% from $211.0 million in 2018 to $159.8 million in 2019, and reinsurers’ share of claims decreased 66.8% from $125.8 million in 2018 to $41.7 million in 2019. As a result, net claims and claim adjustment expenses increased 38.4% from $85.3 million in 2018 to $118.1 million in 2019. This was primarily due to building appropriate IBNR reserves across our growing business in the specialty long-tail segment and an increase in retention in the specialty short-tail segment with consequentially lower claims recovery in 2019 as compared to 2018. For a discussion of the portion of net claims and claims adjustment expenses in the year ended December 31, 2019 that was caused by the prior year’s adverse development in claims, see “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development.”

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

Total investment income, net

Total investment income, net increased by 13.3% from $9.8 million in 2018 to $11.1 million in 2019. This was primarily due to the increase of 12% in interest income earned on bank deposits and fixed income bonds, which is mainly attributed to deployment in structured US-dollar term deposits with a bank in Jordan at the beginning of 2019 that provided higher than average yields within our overall bank deposits portfolio. Please refer to note (2) under “Results of Operations — Consolidated” above for a description of the change in Total investment income, net from $9.1 million to $9.8 million in 2018 and from $10.7 million to $11.1 million in 2019.

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

Share of loss from associates

Share of loss from associates increased from a loss of $0.9 million in 2018 to a loss of $0.4 million in 2019. This is primarily due to recognizing a $0.5 million decline in the fair value of the investment properties owned by associates in 2019 compared to a decline of $0.8 in 2018. “Share of loss from associates” is reported as a separate line in our consolidated statement of income because it is excluded from “Total investment income, net.” Please refer to note (2) under “Results of Operations — Consolidated.”

General and administrative expenses

General and administrative expenses increased by 11.1% from $35.4 million in 2018 to $39.3 million in 2019. This was primarily due to an increase in human resource costs in connection with planned growth.

Other income (expenses)

Other income (expenses) increased by 8.3% from $1.2 million in 2018 to $1.3 million in 2019.

(Loss) gain on foreign exchange

Net gain on foreign exchange amounted to $5.7 million in 2019 compared to a net loss of $3.4 million in 2018. This was primarily due to an increase in the Pound Sterling — USD foreign exchange rate by more than 4% from December 31, 2018 to December 31, 2019 coupled with higher Pound Sterling denominated cash and insurance receivable balances led by the Company’s increased business in the specialty long-tail segment.

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

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 30.1% from $189.1 million in 2019 to $246.1 million in 2020. The change in gross written premiums was principally due to the following:

•        Gross written premiums in the energy line of business increased by 27.2% from $72.1 million in 2019 to $91.7 million in 2020. This increase was principally due to positive rate movement in the downstream line of business of approximately 33.5%, positive rate movement in the upstream line of business of approximately 4.6% and growth in new business compared to the prior year period.

•        Gross written premiums in the property line of business increased by 52.0% from $46.0 million in 2019 to $69.9 million in 2020. This was primarily due to positive rate movement of 13.3% compared to the prior year period supplemented with growth in new business.

•        Gross written premiums in the construction and engineering line of business increased 30.0% from $20.7 million in 2019 to $26.9 million in 2020. This was primarily due to positive rate movement of 8.3% compared to the prior year period supplemented with growth in new business.

•        Gross written premiums in the ports and terminals line of business increased by 13.8% from $22.4 million in 2019 to $25.5 million in 2020. This was mainly due to positive rate movement of 20.5% on a comparative basis.

•        Gross written premiums in the general aviation line of business increased by 19.8% from $19.2 million in 2019 to $23.0 million in 2020. This was primarily due to general aviation positive rate movement of 29.7% compared to the prior year supplemented with growth in new business.

Gross written premiums in the specialty short-tail segment decreased by 1.7% from $192.3 million in 2018 to $189.1 million in 2019. The slight change in gross written premiums was principally due to the following:

•        Gross written premiums in the energy line of business decreased by 11.4% from $81.4 million in 2018 to $72.1 million in, 2019. This decrease was principally due to the loss of a major account in Venezuela which could not be renewed due to sanctions imposed on the country.

•        Gross written premiums in the construction and engineering line of business increased 13.7% from $18.2 million in 2018 to $20.7 million in 2019. This was mainly due to capacity constraints in the market, which enabled IGI to increase its gross premiums written in the construction and engineering lines of business.

•        Gross written premiums in the political violence line of business decreased by 27.2% from $11.4 million in 2018 to $8.3 million in 2019. This was primarily due to negative rate movement of -1.7% compared to the prior year and a decline in new business.

•        Gross written premiums in the ports and terminals line of business increased by 17.3% from $19.1 million in 2018 to $22.4 million in 2019. This was mainly due to an increase in new business and positive rate movement of 8.9% on a comparative basis.

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

Claims and claims expense ratios for the specialty short-tail segment by line of business were as follows:

	Year ended December 31,
	2018	2019	2020
	($) in millions
Specialty Short-tail
Energy	18.0%	20.0%	25.7%
Property	64.4%	49.4%	56.1%
Construction and Engineering	137.5%	81.6%	56.1%
Political Violence	31.0%	65.7%	(10.0)%
Ports and Terminals	(13.7)%	20.7%	114.2%
General Aviation	101.3%	84.7%	43.7%
Marine Cargo	270.8%	—	(16.0)%
Total	38.2%	44.1%	45.3%

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

•        33.2% in 2020

•        82.0% in 2019

•        64.2% in 2018

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

For Class 3B licensed entities the MSM is the greater of:

•        $1 million;

•        for insurers with net premium income (the “NPI”) of up to $6 million, 20% of NPI, and for insurers with NPI of greater than $6 million, the aggregate of $1.2 million plus 15% of the amount by which NPI exceeds $6 million;

•        15% of the aggregate of net loss and loss expense provisions and other general business insurance reserves; or

•        25% of the ECR (as defined below) as reported at the end of the relevant year.

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

IGI Bermuda’s audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements by 287%, 244% and 180% in 2018, 2019 and 2020, respectively:

	Year ended December 31,
($) in millions	2018	2019*	2020*
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	$25.7	$31.9	$49.9
Enhanced Capital Requirement (ECR)**	102.7	137.0	199.7
Target Capital Level (TCL)	123.3	164.4	239.6

IGI Bermuda’s statutory capital and surplus	$295.0	$333.6	$359.2
Bermuda Solvency Capital Requirement Ratio	287%	243%	180%
Headroom over TCL	$171.7	$169.2	$119.6

____________

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

The Solvency II measure of available capital (“Own Funds”) uses IFRS shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under Solvency II. The primary adjustments reflect the fact that Solvency II is based on the principle of an economic balance sheet — outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the Solvency II and IFRS bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).

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

Specifically, the assessment confirms that the Standard Formula:

•        captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

•        is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

•        has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

•        is applied with no consideration for the risk absorbing effect of technical provisions and deferred taxes resulting in an SCR requirement that is more prudent.

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

Derivative Financial Liability

In connection with the consummation of our business combination with Tiberius, we issued 4,500,000 private warrants and 12,750,000 public warrants. As a result of the restatement described in Note 2 - Restatement of Previously Issued Consolidated Financial Statements in the Notes to the Consolidated Financial Statements included herein, we recognize our public and private warrants as derivative liabilities under IFRS. Accordingly, we recognize the warrants as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s consolidated statement of income.

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

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2020:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
A	$41.4	—	$41.4
A-	43.2	—	43.2
A+	12.3	—	12.3
A1	13.7	—	13.7
A2	32.8	—	32.8
A3	47.7	—	47.7
AA	2.2	—	2.2
AA-	2.0	—	2.0
AA+	2.0	—	2.0
Aa1	1.8	—	1.8
Aa2	5.7	—	5.7
Aa3	15.6	—	15.6
AAA	44.6	—	44.6
B+	0.2	—	0.2
Ba1	4.5	—	4.5
Ba2	2.2	—	2.2
Ba3	1.1	—	1.1
Baa1	8.6	—	8.6
Baa2	20.6	—	20.6
Baa3	7.6	—	7.6
BB+	1.4	—	1.4
BBB	32.9	—	32.9
BBB-	10.1	—	10.1
BBB+	35.2	—	35.2
Not Rated	1.5	2.7	4.2
Total	$390.9	$2.7	$393.6

The following table summarizes our investment results as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	($) in millions, unless otherwise specified
Average investments, at cost(1)	$481.3	$543.4	$667.0
Total investment income(2)	$9.4	$13.0	$8.5
Percent earned on average investments(3)	2.0%	2.4%	1.3%
Minus Realized gains/(losses) on investments(4)	1.3	0.3	1.2
Minus Realized gain (loss) on investment properties	—	0.7	(0.2)
Minus Unrealized gains/(losses) on investments(5)	(0.9)	1.6	(0.2)
Minus Fair value gain (loss) on investment properties	0.1	(0.3)	(2.0)
Minus Expected credit losses on investments(6)	—	—	(0.3)
Minus Share of loss from associates	(0.9)	(0.4)	(1.5)
Total investment income, net(7)(9)	$9.8	$11.1	$11.5
Investment yield(8)(9)	2.0%	2.0%	1.7%

____________

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

(8)      Represents total investment income, net divided by average investments at cost.

(9)      This data has been adjusted as follows:

Description	Total investment income, net	Average investments, at cost	Investment yield
2018 as reported	$9.1	$407.8	2.2%
Minus: Share of loss from associates	$(0.9)	—	—
2018 Adjusted	$9.8	$481.3	2.0%

2019 as reported	$10.7	$418.3	2.6%
Minus: Share of loss from associates	$(0.4)	—	—
2019 Adjusted	$11.1	$543.4	2.0%

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31,
	2018	2019	2020
Barclays U.S. Aggregate Bond Index	3.0%	3.2%	2.8%
S&P 500® Index (dividend return)	2.4%	2.6%	1.5%

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

____________

*        There are no investments with contractual maturities of 2031, 2032 or 2034.

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

•        Property reinsurance treaties — We purchase property reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2020. Our property per risk reinsurance generally covers losses between an average entry point in excess of $8.1 million up to $35.0 million PML. PML error is purchased beyond this limit for a further $47.5 million. Our catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $9.25 million.

•        Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses. A significant treaty is in effect as of January 1, 2021 providing us with two layers of protection. The 1st layer provides coverage for losses in excess of $2.5m and is 35% placed, whilst the 2nd layer provides coverage for losses in excess of $5m and is 80% placed. In addition, we place further reinsurance of 20% on a Quota Share basis for London office written personal injury policies and London/Bermuda office issued director and officer policies.

•        Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

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

Reserves

To recognize liabilities for unpaid losses,6 both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

•        At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.

•        It may not be clear whether the circumstances of a loss are covered.

•        If a legal decision is required to resolve coverage this may take many years.

•        The actions the insured takes to remediate the loss may affect the eventual loss amount (favorably or unfavorably).

____________

6        For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

•        The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken many not be known for some time and may be subject to change.

•        It may be many years before the occurrence of a loss becomes known.

•        Where claims take a long time to settle new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

•        losses incurred but not reported to the insurer (“pure IBNR”);

•        potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

•        the estimated expenses of settling claims, both:

•        Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

•        Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function)

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

In selecting appropriate development factors, a number of important considerations are made which require actuarial judgement. These include, but are not limited to, the following general principles:

•        Periods of larger claims volume and more mature development provide more credibility and should be given a larger weighting.

•        Typical claims development would generally expect to show a smooth and monotonically decreasing incremental pattern from period to period.

•        Trends of the individual factors within each development, origin period and calendar year within the triangle are evaluated.

____________

7        Development triangle means values (in this case, cumulative paid or case reported claims) organized by year of origin (typically the applicable accident year) and development period (typically the number of quarters since the commencement of the original period).

•        The relevance of historical experience from older accident years used in projecting the future development of more recent accident years must be considered given changes in the mix of business, claims settlement processes, reinsurance protections and claims inflation within a class of business over time.

•        Whether claims development is expected to continue beyond the period over which we have historic data available must be considered.

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

The IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components:

•        Small Losses (individual losses below a specified threshold);

•        Large Risk Losses (risk losses greater than a specified threshold);

•        Modelled Catastrophe Losses (losses arising from perils in countries modelled by our natural catastrophe modelling software, currently RMS); and

•        Non-Modelled Losses.

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

The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This restatement involves:

•        For premiums:    Estimating the premium that would be charged for the same group of risks (to the extent that sufficient information and time allows this will consider real rate changes, changes in the mix of business, line sizes, attachment points and limits).

•        For claims:    Modifying past claims amounts for claims inflation, changes in coverage, line size and limits (to the extent that sufficient information and time allows this will consider claims inflation, changes in the mix of business, line sizes, attachment points and limits).

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

•        For paid claims:    The BF paid estimate is equal to the paid claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unpaid (derived from the paid claims Chain Ladder Method).

•        For case reported claims:    The BF case reported estimate is equal to the case reported claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unreported (derived from the case reported claims Chain Ladder Method).

Other Methodologies:    Additional exposure-based methodologies may be used where enough information is available and the materiality of the business, claims or the potential exposures involved are not adequately captured in a development triangle. Examples include:

•        large exposures to known natural catastrophes (such as hurricanes, earthquakes and flood);

•        large exposures to specific risk losses; and

•        long-tailed low frequency, high severity classes.

Reserve for Unallocated Loss Adjustment Expenses (“ULAE”)

ULAE amounts are expenses arising from administering claims that are not directly attributable to individual claims. These include claims department salaries, an apportionment of the utilities, computer depreciation, office buildings depreciation, IT software expenses and investment expenses (Solvency II only) and the outward reinsurance department salaries. IGI expresses ULAE as a percentage of the gross unpaid reserves (case estimates and IBNR). IGI estimates ULAE reserves using methods that include but are not limited to:

•        Claims staffing Method:    This methodology assumes that the ULAE expenditures track in proportion with the number of claims processed, by way of:

•        New claims reported during each calendar year.

•        Claims remaining open at the end of each calendar year.

•        Claims closed during each calendar year.

•        Paid-to-Paid ratio:    This method assumes that the historic ratio of ULAE to claims paid is consistent and that future ULAE is proportional to the unpaid claims.

•        The Kittle Ratio:    This method is similar to the Paid-to-Paid method, but assumes that future ULAE is proportional to the value of claims reported and claims settled.

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

Increases in Reserves/Decreases in Reserves:    The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:

•        An increase in the volume of business written;

•        A change in the mix of business written toward business that takes a longer period to settle;

•        Incidence of large risk or natural catastrophes; and

•        Reserve strengthening.

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

In addition to general price inflation, we are exposed to a persisting long-term upwards trend in the cost of judicial awards for damages. We take this into account in our pricing and reserving of casualty business. We also take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. If inflation, interest rates and bond yields increase, this would result in a decrease in the market value of certain of our fixed interest investments. See “Risk Factors — Risks Relating to Our Business and Operations — Our results of operations, liabilities and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.”

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

The directors are elected with a plurality of the votes cast by the shareholders and there is no cumulative voting for elections of directors, subject to the following:

•        for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of our issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify two directors to the board;

•        for so long as Wasef Jabsheh, his family and/or their affiliates own at least 5% of our issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify one director to the board; and

•        the remaining directors are elected by the shareholders.

Currently, Mr. Jabsheh’s appointed directors — Wasef Jabsheh and Walid Jabsheh — are serving as Class III Directors with their terms expiring at our 2023 annual general meeting.

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

Equity Awards.    We have established an equity incentive plan to incentivize our employees, consultants, advisors and other persons who perform services for us. A description of the 2020 Omnibus Equity Incentive Plan and the awards that may be made under this plan is set forth in the section entitled “— Description of the 2020 Omnibus Incentive Plan.” Equity awards constitute a significant portion of executive compensation.

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

C. Board Practices

Independence of Directors

As a foreign private issuer, the Company is not required to have a majority of independent directors. However, four out of seven members of our board of directors — David Anthony, Michael Gray, David King and Wanda Mwaura — are “independent” directors under Nasdaq rules. We also view Andrew Poole as an independent director, but recognize that under the Nasdaq rules Mr. Poole does not qualify as independent because he was an executive officer of Tiberius who received compensation for such services.

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

Corporate Governance Practices

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:

•        In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.

•        In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee does not consist solely of independent directors.

•        In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not have regularly scheduled executive sessions.

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

Approval of Certain Transactions

Our Amended and Restated Bye-laws provide that the board of directors may approve the following transactions only if each Jabsheh Director votes in favor of such transactions:

•        sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;

•        enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;

•        enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

•        alter the size of the board of directors;

•        incur debt in an amount of $50 million (or other equivalent currency) or more; and

•        issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 48,753,251 common shares issued and outstanding as of March 19, 2021, with respect to beneficial ownership of our shares by:

•        each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;

•        each of our executive officers and directors; and

•        all our executive officers and directors as a group.

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

____________

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

____________

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

Pursuant to the Sponsor Shares Letter, the Share Transfer Letter and the Letter Agreement, at the Closing:

•        the Sponsor transferred to Wasef Jabsheh at (i) 4,000,000 of its Tiberius private warrants (which became our private warrants at the Closing) and (ii) 1,131,148 of its Tiberius founder shares (represented by our common shares issued in exchange therefor in the Merger);

•        the Sponsor transferred to Argo (i) 500,000 of its Tiberius private warrants (which became our private warrants at the Closing) and (ii) 39,200 of its Tiberius founder shares (represented by our common shares issued in exchange therefor in the Merger);

•        the Sponsor forfeited 180,000 shares of Tiberius common stock; and

•        Tiberius repurchased 3,000,000 warrants from a warrant holder for an aggregate purchase price of $4,275,000.

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

Amended & Restated Bye-laws

Nomination of Directors.    Our Amended and Restated Bye-laws provide that our directors will be elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

•        Wasef Jabsheh is entitled to appoint and classify two directors (such Wasef Jabsheh-appointed directors, “Jabsheh Directors”) for so long as (1) Wasef Jabsheh, members of Wasef Jabsheh’s immediate family and/or natural lineal descendants of Wasef Jabsheh or a trust or other similar entity established for the exclusive benefit of Jabsheh and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company; and

•        Wasef Jabsheh will be entitled to appoint and classify one Jabsheh Director for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company.

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

Approval of Certain Transactions.    Our board of directors may approve the following transactions only if each Jabsheh Director then in office votes in favor of such transactions:

•        sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;

•        enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;

•        enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

•        alter the size of the board of directors;

•        incur debt in an amount of $50 million (or other equivalent currency) or more; and

•        issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.

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

Employment Agreements

In accordance with the Business Combination Agreement, upon the consummation of the Business Combination, we entered into employment agreements with our Chief Executive Officer, President and Chief Operating Officer. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in US dollars. For further details on our employment agreements, see the section entitled “Executive Compensation — Employment Agreements.”

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

For a discussion of legal proceedings involving the Company, see Note 25 to the IGI audited consolidated financial statements included in this annual report and the section entitled “Item 4. Information on the Company — B. Business Overview — Litigation,” which is incorporated by reference herein.

Our board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual or annual basis, depending on our results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common shares and warrants are listed on Nasdaq under the symbols IGIC and IGICW, respectively. Holders of our common shares and warrants should obtain current market quotations for their securities. There can be no assurance that our common shares and/or warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our common shares and/or warrants could be delisted from Nasdaq. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section entitled “Risk Factors — Risks Relating to Ownership of Our Securities — Nasdaq may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions.”

B. Plan of Distribution

Not applicable.

C. Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “— A. Offer and Listing Details” of this annual report and is incorporated herein by reference.

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

Classified Board

Our Amended and Restated Bye-laws provide that our board of directors shall consist of such number of directors as the board may from time to time determine in accordance therewith. Upon and since the consummation of the Business Combination, our board of directors consists of 7 directors. Our Amended and Restated Bye-laws provide that the directors are divided into three classes designated Class I, Class II and Class III, with each class of directors consisting, as nearly as possible, of one-third of the total number of directors constituting the entire board. The Class I directors are initially elected for a one-year term of office, the Class II directors are initially elected for a two year term of office and the Class III directors are initially elected for a three-year term of office. At each annual general meeting, successors to the class of directors whose term expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy will hold office for a term that will coincide with the remaining term of the other directors of that class, but in no case will a decrease in the number of directors shorten the term of any director then in office. A director appointed by Mr. Jabsheh will be classified by Mr. Jabsheh in accordance with the Amended and Restated Bye-laws, provided that no such classification will change the classification of any other director then serving. Currently, Mr. Jabsheh’s appointed directors — Wasef Jabsheh and Walid Jabsheh — are serving as Class III Directors with their terms expiring at our 2023 annual general meeting.

Appointment and Election of Directors

Our directors are, subject to Wasef Jabsheh’s rights to appoint directors, elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

•        Wasef Jabsheh is entitled to appoint and classify two directors (such Wasef Jabsheh-appointed directors, “Jabsheh Directors”) for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 10% of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company; and

•        Wasef Jabsheh is entitled to appoint and classify one Jabsheh Director for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company.

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

Approval of Certain Transactions

Our board of directors may approve the following transactions only if each Jabsheh Director then in office votes in favor of such transactions:

•        sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;

•        enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;

•        enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

•        alter the size of the board of directors;

•        incur debt in an amount of $50 million (or other equivalent currency) or more; and

•        issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.

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

Escrow Agreement

Pursuant to the Business Combination Agreement, 935,813 Exchange Shares otherwise issuable to the Sellers at the Closing (the “Escrow Shares”) were set aside in escrow and delivered to Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), to be held on behalf of the Sellers, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to the Company for any post-closing Transaction Consideration negative adjustments. See “Major Shareholders and Related Party Transactions — Related Party Transactions.”

Registration Rights Agreement with Former IGI Dubai Shareholders

At the Closing, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that became effective upon the consummation of the Business Combination. See “Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

E. Taxation

Material United States Federal Income Tax Considerations

The following section is a summary of the material United States federal income tax considerations to U.S. holders (as defined below) of our common shares and warrants (which we refer to as our “securities”) that own or dispose of our common shares. This discussion addresses only those security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances (such as a shareholder owning directly, indirectly or constructively 5% or more of our common shares) or to holders that are subject to special rules, such as:

•        insurance companies;

•        real estate investment trusts or regulated investment companies;

•        persons who hold or receive our common shares as compensation;

•        individual retirement and other tax-deferred accounts;

•        persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar;

•        financial institutions;

•        partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•        tax-exempt organizations;

•        dealers in securities or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        persons holding our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and

•        Non-U.S. holders (as defined below).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our securities that is:

•        a citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

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

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If the Company is a PFIC for any taxable year(s) during which you hold common shares or warrants, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or warrants, unless, with respect to your common shares, you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares or warrants will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the common shares or warrants;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares or warrants cannot be treated as capital, even if you hold the common shares or warrants as capital assets.

A U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) our common shares and for which the Company is determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over your adjusted basis in such common shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Common Shares” generally would not apply.

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

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of common shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. You would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of common shares which is taxable to the U.S. holders of such shares as described under “— Taxation of Dividends and Other Distributions on Our Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if you received a cash distribution from us equal to the fair market value of such increased interest.

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

Details of maturities of the major classes of our financial assets as of December 31, 2020 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non- interest bearing items	Total	Effective interest rate on interest bearing assets
	($) in millions					%
Financial assets at FVTP	—	—	—	22.8	22.8	—
Financial assets at FVOCI	102.6	181.4	107.0	21.6	412.6	2.53
Financial assets at amortized cost	2.7	—	—	—	2.7	5.86
Cash and cash equivalents and term deposits	261.5	44.1	—	—	305.6	1.43
Total	366.8	225.5	107.0	44.4	743.7

Details of maturities of the major classes of our financial assets as of December 31, 2019 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non- interest bearing items	Total	Effective interest rate on interest bearing assets
	($) in millions					%
Financial assets at FVTP	—	—	—	21.8	21.8	—
Financial assets at FVOCI	55.7	148.6	4.2	20.4	228.9	2.86
Financial assets at amortized cost	3.0	—	—	—	3.0	5.83
Cash and cash equivalents and term deposits	312.2	—	—	—	312.2	1.89
Total	370.9	148.7	4.2	42.2	565.9

The following table demonstrates the sensitivity of our income statement to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of our income statement is the effect of the assumed changes in interest rates on our profit for the year, based on the floating rate financial assets and financial liabilities held at December 31.

Increase/decrease in basis points	Effect on profit before tax for the year ($ in millions)
2020
– 25 basis points	$(1.4)
– 50 basis points	$(2.9)

2019
– 25 basis points	$(0.9)
– 50 basis points	$(1.8)

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

The following table demonstrates the sensitivity to a reasonably possible change in the US dollars exchange rate, with all other variables held constant, of IGI’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Changes in currency rate to US dollars	Effect on profit/equity before tax
	%	($ in millions)
2020
EUR	+10	(0.8)
GBP	+10	(0.4)

2019
EUR	+10	0.4
GBP	+10	4.3

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

The table below provides information regarding our credit risk exposure by classifying assets according to the credit rating of our counterparties:

	Investment grade	Non- investment grade (satisfactory)	In course of collection	Total
	($) in millions
2020
FVOCI – debts securities	$389.3	$1.7	—	$390.9
Financial Assets at amortized cost	—	2.0	0.7	2.7
Insurance receivables	—	110.6	56.0	166.6
Reinsurance share of outstanding claims	186.9	0.6	—	187.5
Deferred excess of loss premiums	—	17.1	—	17.1
Cash and cash equivalents	110.9	22.5	—	133.4
Term deposits	124.3	47.9	—	172.2
Total	$811.4	$202.4	$56.7	$1,070.5
	Investment grade	Non- investment grade (satisfactory)	In course of collection	Total
	($) in millions
2019
FVOCI – debts securities	$207.0	$1.5	—	$208.5
Financial Assets at amortized cost	—	2.0	1.0	3.0
Insurance receivables	—	65.9	47.1	113.0
Reinsurance share of outstanding claims	175.4	0.8	—	176.2
Deferred excess of loss premiums	—	15.1	—	15.1
Cash and cash equivalents	159.4	33.0	—	192.4
Term deposits	88.7	31.1	—	119.8
Total	$630.5	$149.4	$48.1	$828.0

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

The following tables demonstrate the sensitivity of our profit for the years ended December 31, 2020 and December 31, 2019 the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown:

	Change in equity price	Effect on profit before tax for the year	Effect on equity
	%	$ in thousands
2020
Amman Stock Exchange	5%	$46	$46
Saudi Stock Exchange	5%	—	590
Qatar Stock Exchange	5%	25	25
Abu Dhabi Security Exchange	5%	52	52
New York Stock Exchange	5%	149	170
Kuwait Stock Exchange	5%	—	5
London Stock Exchange	5%	312	294
Other quoted	5%	554	635

	Change in equity price	Effect on profit before tax for the year	Effect on equity
	%	$ in thousands
2019
Amman Stock Exchange	5%	$58	$58
Saudi Stock Exchange	5%	—	617
Qatar Stock Exchange	5%	24	24
Abu Dhabi Security Exchange	5%	61	61
New York Stock Exchange	5%	124	161
Kuwait Stock Exchange	5%	—	3
London Stock Exchange	5%	343	343
Other quoted	5%	480	554

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

The tables below summarize the maturity profile of IGI’s financial liabilities as of December 31, 2020 and December 31, 2019 based on contractual undiscounted payments (in US dollars):

	Less than one year	More than one year	Total
	($) in millions
2020
Gross outstanding claims	$210.5	$281.7	$492.2
Gross unearned premiums	222.1	55.2	277.3
Other liabilities	18.3	2.4	20.7
Insurance payable	78.5	5.0	83.5
Derivative financial liability	—	13.6	13.6
Unearned commissions	10.0	1.0	11.0
Total liabilities (restated)	$539.4	$358.9	$898.3
	Less than one year	More than one year	Total
	($) in millions
2019
Gross outstanding claims	$172.2	$240.8	$413.0
Gross unearned premiums	159.7	46.6	206.3
Other liabilities	13.9	1.1	15.0
Insurance payable	53.5	—	53.5
Unearned commissions	7.5	1.4	8.9
Total liabilities	$406.8	$289.9	$696.7

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

Item 15. Control and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15(d)-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, as a result of the material weakness in internal controls related to the restatement described below, our disclosure controls and procedures were not effective at the reasonable assurance level in ensuring that:

•        information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure; and

•        such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based upon criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, at the time of the filing of the Original 20-F on April 1, 2021, our internal control over financial reporting was effective as of December 31, 2020. Subsequently, our management has concluded that our internal controls over financial reporting was not effective as of December 31, 2020 due to a material weakness in our internal controls related to the restatement, as further described below.

Our internal control over financial reporting, specifically the review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the proper accounting and reporting for the Warrants previously issued by Tiberius, which were outstanding and recorded on our consolidated statement of financial position at the time of the Business Combination with Tiberius. Management identified this error following its evaluation of the accounting and reporting considerations for warrants issued by special purpose acquisition companies. This control deficiency resulted in the restatement of the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2020, and if not remediated, could result in a material misstatement to future annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. Since the time of our evaluation arising from the SEC Statement, we have implemented a remediation plan and have further enhanced our system of evaluating and applying the appropriate accounting standards to our financial statements, including robust analyses by our experienced in-house finance team and third-party subject matter advisors with whom we consult regarding complex accounting applications (including those related to the accounting for warrants and other financial instruments). However, the material weakness cannot be considered fully remediated until the controls operate for a sufficient period of time, and accordingly, we will continuously review the implemented controls to ensure they are achieving the objectives.

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

As the circumstances that led to the restatement described herein had not yet been identified at December 31, 2020, remediation actions relating to the restatement material weakness did not commence until after the period ended December 31, 2020. Since the restatement, management has implemented remediation steps to address that material weakness and to improve our internal control over financial reporting. Specifically, we expanded and improved our review process for complex securities and related accounting standards. We plan to further improve this process by enhancing access to accounting literature, professional training regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals, in addition to consulting with third-party subject matter advisors whenever needed. We can offer no assurance that these initiatives will ultimately have the intended effects.

It should be noted that while our management has taken and will continue to take steps to improve our disclosure controls and procedures, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Item 16G. Corporate Governance

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We will certify to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:

•        In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.

•        In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee does not consist solely of independent directors.

•        In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not intend to have regularly scheduled executive sessions.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements of the Company are included in this Annual Report. Our financial statements are on pages F-1 to F-75.

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

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 filed with the Company’s Annual Report filed on Form 20-F (File No. 001-39255) filed with the SEC on April 1, 2021).
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

Exhibit No.	Description
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

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________

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

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
October 19, 2021	By:	/s/ Wasef Jabsheh
Name: Wasef Jabsheh
Title: Chief Executive Officer

International General Insurance Holdings Ltd.

Consolidated Financial Statements

31 December 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of International General Insurance Holdings Ltd. (“IGI”)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of International General Insurance Holdings Ltd. (“IGI”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Restatement of 2020 Consolidated Financial Statements

As discussed in note 2 and note 17 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct a misstatement related to the classification and measurement of warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
London, United Kingdom

April 1, 2021, except for Notes 2 and 17, as to which the date is October 19, 2021.

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At 31 December 2020 and 2019
	Notes	31 December 2020	31 December 2019
		USD ‘000	USD ‘000
		(Restated)*
ASSETS
Cash and cash equivalents	3(a)	133,439	192,460
Term deposits	3(b)	172,212	119,753
Insurance receivables	4	166,605	112,975
Investments	5	438,087	253,722
Investments in associates	6	11,583	13,062
Reinsurance share of outstanding claims	7	187,485	176,212
Reinsurance share of unearned premiums	8	50,077	33,917
Deferred excess of loss premiums	9	17,095	15,173
Deferred policy acquisition costs	10	55,172	41,713
Other assets	11	9,562	7,754
Investment properties	12	20,012	25,712
Property, premises and equipment	13	13,168	12,735
Intangible assets	14	4,710	3,886
TOTAL ASSETS		1,279,207	1,009,074

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	7	492,255	413,053
Gross unearned premiums	8	277,268	206,214
Insurance payables	15	83,461	53,544
Other liabilities	16	20,491	14,863
Derivative financial liability	2, 17	13,628	—
Deferred tax liabilities	28	55	347
Unearned commissions	18	11,038	8,910
TOTAL LIABILITIES		898,196	696,931

EQUITY
Issued share capital	33	—	143,376
Common shares at par value	19	486	—
Additional paid in capital	33	—	2,773
Share premium	33	157,677	—
Treasury shares	20	—	(20,103)
Foreign currency translation reserve	19	(349)	(333)
Fair value reserve	19	18,160	4,274
Retained earnings		205,037	182,156
TOTAL EQUITY		381,011	312,143
TOTAL LIABILITIES AND EQUITY		1,279,207	1,009,074

____________

*        The consolidated financial statements for the year ended 2020 have been restated as per note 2.

The consolidated financial statements were approved by the Board of Directors on 18 October 2021.

The attached notes from 1 to 34 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended 31 December 2020, 2019 and 2018
	Notes	31 December 2020	31 December 2019	31 December 2018
		USD ‘000	USD ‘000	USD ‘000
		(Restated)
Gross written premiums	8	467,273	349,292	301,618
Reinsurers’ share of insurance premiums	8	(128,863)	(97,139)	(98,188)
Net written premiums	8	338,410	252,153	203,430
Change in unearned premiums		(71,054)	(37,959)	(11,561)
Reinsurers’ share of change in unearned premiums		16,160	1,350	(8,560)
Net change in unearned premiums		(54,894)	(36,609)	(20,121)
Net premiums earned	8	283,516	215,544	183,309
Claims and claims adjustment expenses	7	(213,963)	(159,824)	(211,044)
Reinsurers’ share of claims	7	62,291	41,761	125,757
Net claims and claims adjustment expenses		(151,672)	(118,063)	(85,287)
Commissions earned	18	16,053	13,930	16,817
Policy acquisition costs	10	(70,543)	(59,366)	(58,781)
Net policy acquisition expenses		(54,490)	(45,436)	(41,964)

Net underwriting results		77,354	52,045	56,058

General and administrative expenses	22	(46,923)	(39,266)	(35,351)
Net investment income	23	9,967	13,374	10,310
Share of loss from associates	6	(1,479)	(376)	(886)
Impairment loss on insurance receivables	4	(2,861)	(629)	(472)
Other revenues	24	372	1,428	903
Other expenses	24	(1,892)	(2,195)	(1,586)
Listing related expenses	25	(3,366)	(4,832)	—
Change in fair value of derivative financial liability	2, 17	(4,418)	—	—
Gain (loss) on foreign exchange		2,572	5,704	(3,372)
Profit before tax		29,326	25,253	25,604

Income tax	28	(2,075)	(1,688)	(62)
Profit for the year		27,251	23,565	25,542
Earnings per share
Basic and diluted earnings per share attributable to equity holders (US Dollars)	30	0.59	0.69	0.73

The attached notes from 1 to 34 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended 31 December 2020, 2019 and 2018
	31 December 2020	31 December 2019	31 December 2018
	USD ‘000	USD ‘000	USD ‘000
	(Restated)
Profit for the year	27,251	23,565	25,542

Other comprehensive income to be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the year for bonds at fair value through other comprehensive income	11,481	4,209	(2,706)
Currency translation differences	(16)	(38)	(26)
Changes in allowance for expected credit losses transferred to income statement	135	(23)	30

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the year for equities at fair value through other comprehensive income	(71)	(866)	(3,898)
Realized gain on sale of equities at fair value through other comprehensive income	2,341	—	—
Other comprehensive income (loss) for the year	13,870	3,282	(6,600)
Total comprehensive income for the year	41,121	26,847	18,942

The attached notes from 1 to 34 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended 31 December 2020, 2019 and 2018
	Notes	31 December 2020	31 December 2019	31 December 2018
		USD ‘000	USD ‘000	USD ‘000
		(Restated)
OPERATING ACTIVITIES
Profit before tax		29,326	25,253	25,604

Adjustments for:
Depreciation and amortization	13, 14	2,612	1,956	1,360
Impairment loss on insurance receivables	4	2,861	629	472
Loss on disposal of property, premises and equipment	24	—	26	—
Realized gain on sale of financial assets at FVTPL	23	(1,599)	(947)	(2,049)
Fair value loss (gain) on investment properties	23	2,007	304	(94)
Realized loss (gain) on sale of investment properties	23	213	(679)	—
Loss (gain) on revaluation of financial assets at FVTPL	23	241	(1,591)	949
Loss on sale of bonds at fair value through OCI	23	411	629	764
Expected credit loss on financial assets	23	264	(36)	30
Share of loss from associates	6	1,479	376	886
Lease interest expense	16	203	108	—
Share-based payment expense	32	450	—	—
Change in fair value of derivative financial liability	17	4,418	—	—
Net foreign exchange differences		(2,572)	(5,704)	3,372
Cash from operations before working capital changes		40,314	20,324	31,294

Working capital adjustments
Term deposits		(52,459)	(44,426)	30,845
Insurance receivables		(55,870)	(3,523)	952
Purchase of financial assets at FVTPL		(9,400)	(14,906)	(1,380)
Purchase of bonds through OCI		(237,528)	(109,955)	(36,245)
Proceeds from maturity of financial assets at amortized cost		133	500	500
Proceeds from sale/maturity of bonds at fair value through OCI		71,050	67,193	56,417
Proceeds from sale of financial assets at FVTPL		10,073	9,616	7,853
Reinsurance share of outstanding claims		(11,273)	11,353	(973)
Reinsurance share of unearned premiums		(16,160)	(1,350)	8,560
Deferred excess of loss premiums		(1,922)	(2,724)	(836)
Deferred policy acquisition costs		(13,459)	(5,309)	(3,488)
Other assets		(1,808)	(2,693)	249
Additions to investment property		(74)	(745)	—
Proceeds from sale of investment property		3,526	6,063	—
Gross outstanding claims		79,202	28,673	1,152
Gross unearned premiums		71,054	37,959	11,561
Insurance payables		29,917	20,510	(929)
Other liabilities		3,447	3,943	959
Unearned commissions		2,128	900	(2,344)
Net cash flows (used in) from operating activities before tax		(89,109)	21,403	104,147
Income tax paid		(1,465)	—	(56)
Net cash flows (used in) from operating activities after tax		(90,574)	21,403	104,091

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the years ended 31 December 2020, 2019 and 2018
	Notes	31 December 2020	31 December 2019	31 December 2018
		USD ‘000	USD ‘000	USD ‘000
		(Restated)
INVESTING ACTIVITIES
Purchases of property, premises and equipment		(344)	(443)	(415)
Proceeds from sale of premises and equipment		—	22	—
Purchases of intangible assets		(1,561)	(613)	(732)
Net cash flows used in investing activities		(1,905)	(1,034)	(1,147)

FINANCING ACTIVITIES
Cash injection in connection with Business Combination	33	120,821	—	—
Consideration paid to shareholders as deemed settlement for shares	33	(80,000)	—	—
Dividends paid	21	(4,360)	(10,816)	(4,091)
Treasury shares	20	—	(5,053)	(15,050)
Lease liabilities payments	16	(796)	(606)	—
Net cash flows from (used in) financing activities		35,665	(16,475)	(19,141)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(56,814)	3,894	83,803
Net foreign exchange differences		(2,207)	3,834	(3,221)
Cash and cash equivalents at the beginning of the year		192,460	184,732	104,150
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	133,439	192,460	184,732

The attached notes from 1 to 34 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended 31 December 2020, 2019 and 2018
	Issued share capital	Common shares at par value	Additional paid in capital	Share premium	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
As at 31 December 2017	143,376	—	2,773	—	—	(269)	14,209	141,312	301,401
Impact of adopting IFRS 9	—	—	—	—	—	—	(6,681)	6,644	(37)
As at 1 January 2018	143,376	—	2,773	—	—	(269)	7,528	147,956	301,364
Profit for the year	—	—	—	—	—	—	—	25,542	25,542
Other comprehensive income	—	—	—	—	—	(26)	(6,574)	—	(6,600)
Total comprehensive income	—	—	—	—	—	(26)	(6,574)	25,542	18,942
Purchase of treasury shares – (note 20)	—	—	—	—	(15,050)	—	—	—	(15,050)
Cash dividends (note 20)	—	—	—	—	—	—	—	(4,091)	(4,091)
As at 31 December 2018	143,376	—	2,773	—	(15,050)	(295)	954	169,407	301,165

Profit for the year	—	—	—	—	—	—	—	23,565	23,565
Other comprehensive income	—	—	—	—	—	(38)	3,320	—	3,282
Total comprehensive income	—	—	—	—	—	(38)	3,320	23,565	26,847
Purchase of treasury shares – (note 20)	—	—	—	—	(5,053)	—	—	—	(5,053)
Cash dividends (note 20)	—	—	—	—	—	—	—	(10,816)	(10,816)
As at 31 December 2019	143,376	—	2,773	—	(20,103)	(333)	4,274	182,156	312,143

Profit for the year	—	—	—	—	—	—	—	27,251	27,251
Other comprehensive income	—	—	—	—	—	(16)	13,886	—	13,870
Total comprehensive income	—	—	—	—	—	(16)	13,886	27,251	41,121
Issuance of shares in connection with Business Combination (note 19) and (note 33) – at par value of USD 0.01	—	485	—	—	—	—	—	—	485
Deemed distribution to shareholders in connection with Business Combination (note 33)	—	—	—	(80,000)	—	—	—	—	(80,000)
Business Combination elimination adjustments (note 33)	(143,376)	—	(2,773)	237,228	20,103	—	—	(10)	111,172
Issuance of Restricted Shares Awards (note 32)	—	1	—	449	—	—	—	—	450
Cash dividends (note 21)	—	—	—	—	—	—	—	(4,360)	(4,360)
As at 31 December 2020 (restated)	—	486	—	157,677	—	(349)	18,160	205,037	381,011

The attached notes from 1 to 34 form part of these consolidated financial statements

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

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited — Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

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

As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 - Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view (note 33).

The Company and its subsidiaries (together “the Group”) operate in the Bermuda, United Kingdom, Jordan, Morocco, Malaysia, United Arab Emirates and the Cayman Islands.

The restated consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 18 October 2021.

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

2.      BASIS OF PREPARATION (cont.)

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

2.      BASIS OF PREPARATION (cont.)

The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 31 December 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•        Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•        Exposure, or rights, to variable returns from its involvement with the investee, and

•        The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•        The contractual arrangement with the other vote holders of the investee

•        Rights arising from other contractual arrangements

•        The Group’s voting rights and potential voting rights

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

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•        Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•        Derecognizes the carrying amount of any non-controlling interest;

•        Derecognizes the cumulative translation differences, recorded in equity, if any;

•        Recognizes the fair value of the consideration received;

•        Recognizes the fair value of any investment retained;

•        Recognizes any surplus or deficit in profit or loss; and

•        Reclassifies the parent’s share of components previously recognized in other comprehensive income to the consolidated statement of income or retained earnings, as appropriate.

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

2.      BASIS OF PREPARATION (cont.)

The Group has the following subsidiaries and branches:
	Country of incorporation	Activity	Ownership
			2020	2019
International General Insurance Holdings Limited	United Arab Emirates	Reinsurance and insurance	100%	—
Tiberius Acquisition Corporation	United States of America	Special purpose acquisition company	100%	—

The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited:
I.G.I Underwriting/Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd.:
Subsidiaries:
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%

Branches:
International General Insurance Company Ltd. – Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

2.      BASIS OF PREPARATION (cont.)

Restatement of Previously Issued Consolidated Financial Statements

On 12 April 2021, the SEC released a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Staff Statement”). The SEC Staff Statement highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of Special Purpose Acquisition Companies (“SPACs”).

After considering the SEC Staff Statement and taking account of the circumstances of the transaction with Tiberius, the Group reevaluated its accounting treatment of the Public Warrants and Private Warrants (the “Warrants”) issued in connection with the initial public offering of Tiberius Acquisition Corp. (“Tiberius”) which were originally recorded as an equity instrument in the Group’s consolidated financial statements as a result of the Business Combination that occurred on 17 March 2020 (note 33). Accordingly, management has now accounted for the Warrants under IAS 32 ‘Financial Instruments’ rather than IFRS 2 ‘Share-based Payment’ and concluded that the warrants agreement governing the Group’s Warrants includes contingent settlement provisions that provide potential changes and variability to the settlement amounts of the Warrants, dependent on the characteristics of the Warrant holder and the occurrence of some uncertain future events that are not within the control of the Group. In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with subsequent changes in fair value recorded in the consolidated statement of income at the end of each reporting period. Based on this re-evaluation, management concluded that the Warrants represent a derivative liability that were deemed to have been issued upon consummation of the Business Combination.

Due to this misstatement, management decided to restate the Group’s previously issued consolidated financial statements as of and for the year ended 31 December 2020. As a result, the Warrants are now classified as liabilities at fair value on the Group’s consolidated statement of financial position as at 31 December 2020 and the change in the fair value of such liabilities in each period is recognised as a gain or loss in the Group’s consolidated statement of income. The correction of this misstatement resulted in a decrease in equity by USD 13,628 thousand with a corresponding increase in liabilities.

For the year ended 31 December 2020, a fair value loss of USD 4,418 thousand was also recognised in the consolidated statement of income in the restated consolidated financial statements with a consequent decrease in the amount of the retained earnings in equity. Basic and diluted earnings per share for the year were also restated and the amount of the correction made was USD 0.10 per share to both basic and diluted earnings per share.

The table below illustrates the movement on the Warrants during the year:
31 December 2020
USD ‘000
Initial recognition of Warrants at the close of the Business Combination – now reclassified from equity to a liability	9,210
Change in fair value for the year ended 31 December 2020	4,418
Fair value of Warrants at the end of the year (restated)	13,628

There was no impact on cash from operating, financing or investing activities in the consolidated statement of cash flows for the year ended 31 December 2020.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

2.      BASIS OF PREPARATION (cont.)

The following table reflects the impact of the restatement adjustments to the specific line items presented in the Group’s previously reported consolidated financial statements for the year ended 31 December 2020. The amounts as previously reported were derived from the Group’s original consolidated financial statements.
	31 December 2020
	As previously reported	Restatement adjustments	As restated
	USD ‘000	USD ‘000	USD ‘000
Consolidated statements of financial position
Equity:
Warrants	9,210	(9,210)	—
Retained earnings	209,455	(4,418)	205,037
Total equity	394,639	(13,628)	381,011

Liabilities:
Derivative financial liability	—	13,628	13,628
Total liabilities	884,568	13,628	898,196

Consolidated statement of income
Change in fair value of derivative financial liability	—	(4,418)	(4,418)
Profit before tax	33,744	(4,418)	29,326
Profit for the year	31,669	(4,418)	27,251
Basic and dilutive earnings per share (USD)	0.69	(0.10)	0.59

Consolidated statement of comprehensive income
Total comprehensive income for the year	45,539	(4,418)	41,121

Standards issued but not yet effective

IFRS 17 Insurance Contracts

IFRS 17 provides a comprehensive model for insurance contracts covering the recognition and measurement and presentation and disclosure of insurance contracts and replaces IFRS 4 — Insurance Contracts. The standard applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The standard general model is supplemented by the variable fee approach and the premium allocation approach.

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

2.      BASIS OF PREPARATION (cont.)

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

Financial instruments are initially recognized on the trade date measured at their fair value. Except for financial assets recorded at FVTPL, transaction costs are added to this amount.

The Group classifies all of its financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include the following:

•        Amortized cost

•        FVOCI

•        FVTPL

i)       Bonds and debt instruments measured at amortized cost

Bonds and debt instruments are held at amortized cost if both of the following conditions are met:

•        The instruments are held within a business model with the objective of holding the instrument to collect the contractual cash flows.

•        The contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

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

2.      BASIS OF PREPARATION (cont.)

The Group business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios that is based on observable factors such as:

•        How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel.

•        The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.

•        How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

•        The expected frequency, value and timing of asset sales are also important aspects of the Group’s assessment.

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

Bonds and debt instruments measured at fair value through other comprehensive income

The Group applies this category under IFRS 9 for debt instruments measured at FVOCI when both of the following conditions are met:

•        The instrument is held within a business model, the objective of which is both collecting contractual cash flows and selling financial assets.

•        The contractual terms of the financial asset meet the SPPI test.

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

2.      BASIS OF PREPARATION (cont.)

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

b)      Subsequent measurement

For purposes of subsequent measurement, financial assets in the scope of IFRS 9 are classified in four categories:

•        Financial assets at amortized cost (bonds, debt instruments)

•        Financial assets at fair value through OCI with recycling of cumulative gains and losses (bonds and debt instruments)

•        Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•        Financial assets at fair value through profit or loss

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

2.      BASIS OF PREPARATION (cont.)

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

c)      Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•        The rights to receive cash flows from the asset have expired, or

•        The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

2.      BASIS OF PREPARATION (cont.)

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

2.      BASIS OF PREPARATION (cont.)

Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Warrants are accounted for as derivative financial instruments (a financial liability) as they give the holder the right to obtain a variable number of common (ordinary) shares, dependent on the characteristics of the Warrant holder and the occurrence of some uncertain future events that are not within the control of the Group.

Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value through profit or loss. The Warrants shall lapse and expire after five years from the closing of the Business Combination transaction (note 33).

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of income (within profit and loss) as the Group has not designated derivative financial instruments under hedging arrangements.

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

2.      BASIS OF PREPARATION (cont.)

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

Property, premises and equipment

Property, premises and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful lives using the following estimated useful lives:
Years
Office buildings	20
Aircraft	12.5
Office furniture	5
Computers	3
Equipment	4
Leasehold improvements	5
Vehicles	5
Right-of-use assets	2 – 7

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

2.      BASIS OF PREPARATION (cont.)

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

2.      BASIS OF PREPARATION (cont.)

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

2.      BASIS OF PREPARATION (cont.)

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

Excess of loss (XOL) reinsurance

The Group purchases reinsurance as part of its risk mitigation programmer. The Group has a non-proportional excess-of-loss reinsurance contracts designed to mitigate the Group’s net exposure of losses that exceed a specified limit including catastrophe losses. These contracts often specify a limit in losses for which the reinsurer will be responsible. This limit is agreed to in the reinsurance contract and protects the Group from dealing with an unlimited liability. Retention limits for the excess-of-loss reinsurance vary by line of business.

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

2.      BASIS OF PREPARATION (cont.)

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

2.      BASIS OF PREPARATION (cont.)

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

2.      BASIS OF PREPARATION (cont.)

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

2.      BASIS OF PREPARATION (cont.)

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

Segment reporting

Reporting segments and segment measures are explained and disclosed in note 31 Segment information.

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

2.      BASIS OF PREPARATION (cont.)

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

•        Amortized cost

•        FVOCI

•        FVTPL

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

2.      BASIS OF PREPARATION (cont.)

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

•        Real GDP growth by region

•        Projected GDP growth by region

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

2.      BASIS OF PREPARATION (cont.)

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

____________

*        This item includes cash in the amount of USD 5,400 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business licensed effective 1 April 2020 (31 December 2019: USD Nil).

(b)    TERM DEPOSITS
	2020	2019
	USD ‘000	USD ‘000
Deposits with original maturities over three months and less than one year**	138,510	119,753
Deposits with original maturities over one year	33,702	—
	172,212	119,753

____________

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

5.      INVESTMENTS

The details of the Group’s financial investments for the years 2020 and 2019 are as follows:
	2020
	Amortized cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unquoted bonds*	3,103	—	—	3,103
Quoted bonds	—	390,918	—	390,918
Quoted funds and alternative investments	—	—	9,791	9,791
Quoted equities**	—	14,935	12,989	27,924
Unquoted equities***	—	6,748	—	6,748
Expected credit losses and impairment	(397)	—	—	(397)
	2,706	412,601	22,780	438,087
	2019
	Amortized cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unquoted bonds*	3,236	—	—	3,236
Quoted bonds	—	208,525	—	208,525
Quoted funds and alternative investments	—	—	8,261	8,261
Quoted equities	—	14,629	13,545	28,174
Unquoted equities***	—	5,794	—	5,794
Expected credit losses and impairment	(268)	—	—	(268)
	2,968	228,948	21,806	253,722

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

5.      INVESTMENTS (cont.)

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:
	2020	2019
	USD ‘000	USD ‘000
Opening balance	268	281
Addition (release) of provision for investment in debt securities	129	(13)
Ending balance	397	268

The addition of allowance for bonds at FVTOCI for the year 2020 of USD 135 thousand (note 23) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

____________

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

____________

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
At 31 December 2020

6.      INVESTMENTS IN ASSOCIATES (cont.)

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

6.      INVESTMENTS IN ASSOCIATES (cont.)

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
7. OUTSTANDING CLAIMS (cont.)

Claims development

The following tables show the estimate of cumulative incurred claims, including both reported claims and claims incurred but not reported for each successive accident year at each statement of financial position date, together with cumulative payments to date.

Gross of reinsurance, the claims development table is as follows:
	All prior years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At end of accident year		94,376	122,323	128,498	133,595	159,549	152,384	174,601	175,094	278,298	196,709	150,800	225,950
One year later		75,295	108,523	106,567	119,425	155,958	114,972	160,100	173,369	309,258	219,593	143,093	—
Two years later		67,119	105,943	100,764	108,557	148,161	101,352	149,533	167,695	317,053	213,655	—	—
Three years later		68,497	100,572	110,286	110,046	142,309	92,846	145,921	158,572	317,778	—	—	—
Four years later		68,217	99,513	114,464	103,996	133,917	88,210	142,926	162,210	—	—	—	—
Five years later		67,909	101,599	110,266	104,541	132,992	85,621	142,478	—	—	—	—	—
Six years later		67,807	100,199	111,774	103,167	130,844	83,183	—	—	—	—	—	—
Seven years later		67,614	100,303	110,644	97,918	130,616	—	—	—	—	—	—	—
Eight years later		68,115	100,073	111,028	97,998	—	—	—	—	—	—	—	—
Nine years later		68,950	100,120	111,198	—	—	—	—	—	—	—	—	—
Ten years later		68,882	99,972	—	—	—	—	—	—	—	—	—	—
Eleven years later		69,169	—	—	—	—	—	—	—	—	—	—	—
Current estimate of cumulative claims incurred	240,887	69,169	99,972	111,198	97,998	130,616	83,183	142,478	162,210	317,778	213,655	143,093	225,950	2,038,187
Cumulative payments to date	239,410	68,406	99,646	102,910	95,682	129,311	82,336	136,570	148,004	265,163	101,338	53,634	23,522	1,545,932
Gross liability included in the consolidated statement of financial position														492,255

Net of reinsurance, the claims development table is as follows:
	All prior years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At end of accident year		63,259	71,380	76,231	100,119	123,553	115,851	92,893	98,771	110,341	94,266	124,356	157,815
One year later		52,099	63,488	60,555	88,131	121,694	90,078	86,991	94,055	117,163	105,797	115,739	—
Two years later		46,911	62,020	59,556	78,090	120,600	79,209	79,846	90,077	116,435	108,521	—	—
Three years later		48,882	58,897	60,662	81,521	117,084	73,250	75,311	85,366	113,949	—	—	—
Four years later		48,707	58,182	62,272	77,268	109,460	70,070	73,132	89,184	—	—	—	—
Five years later		48,310	60,146	59,826	77,798	107,701	66,693	72,641	—	—	—	—	—
Six years later		48,348	58,648	60,329	76,773	107,500	65,626	—	—	—	—	—	—
Seven years later		48,194	58,726	58,084	71,644	107,269	—	—	—	—	—	—	—
Eight years later		48,713	58,540	57,329	71,620	—	—	—	—	—	—	—	—
Nine years later		49,446	58,590	57,425	—	—	—	—	—	—	—	—	—
Ten years later		49,437	58,460	—	—	—	—	—	—	—	—	—	—
Eleven years later		49,697	—	—	—	—	—	—	—	—	—	—	—
Current estimate of cumulative claims incurred	148,633	49,697	58,460	57,425	71,620	107,269	65,626	72,641	89,184	113,949	108,521	115,739	157,815	1,216,579
Cumulative payments to date	147,342	48,961	58,174	54,562	69,487	106,055	64,275	68,572	76,625	86,617	73,176	44,926	13,037	911,809
Net liability included in the consolidated statement of financial position														304,770

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

8.      UNEARNED PREMIUMS
	2020			2019			2018
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Opening balance	206,214	(33,917)	172,297	168,255	(32,567)	135,688	156,694	(41,127)	115,567
Premiums written	467,273	(128,863)	338,410	349,292	(97,139)	252,153	301,618	(98,188)	203,430
Premiums earned	(396,219)	112,703	(283,516)	(311,333)	95,789	(215,544)	(290,057)	106,748	(183,309)
	277,268	(50,077)	227,191	206,214	(33,917)	172,297	168,255	(32,567)	135,688

9.      DEFFERRED EXCESS OF LOSS PREMIUMS

The movement in deferred excess of loss premiums in the consolidated statement of financial position is as follows:
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Opening balance	15,173	12,449	11,613
Additions	40,726	37,492	24,945
Charged to consolidated statement of income under reinsures’ share of insurance premiums	(38,804)	(34,768)	(24,109)
Ending balance	17,095	15,173	12,449

10.    DEFERRED POLICY ACQUISITION COSTS
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Opening balance	41,713	36,404	32,916
Acquisition costs during the year	84,002	64,675	62,269
Charged to consolidated statement of income	(70,543)	(59,366)	(58,781)
Ending balance	55,172	41,713	36,404

11.    OTHER ASSETS
	2020	2019
	USD ‘000	USD ‘000
Accrued interest income	4,213	2,580
Listing transaction deferred cost	—	1,855
Prepaid expenses	1,978	1,303
Refundable deposits	121	119
Employees receivables	7	60
Funds held in trust accounts	2,103	1,518
Income tax receivables	120	133
Trade receivables	13	7
Investments proceeds receivables	894	—
Others	113	179
	9,562	7,754

The carrying values of the other assets above as at years ending 31 December 2020 and 2019 approximate fair value.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

12.    INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:
	2020
	Commercial building	Lands*	Total
	USD ‘000	USD ‘000	USD ‘000
Opening balance	20,063	5,649	25,712
Additions	32	42	74
Sale of investment properties	—	(3,739)	(3,739)
Fair value adjustment (note 23)	(1,899)	(108)	(2,007)
Foreign currency adjustment	(28)	—	(28)
Ending balance	18,168	1,844	20,012
	2019
	Commercial building	Lands*	Total
	USD ‘000	USD ‘000	USD ‘000
Opening balance	20,312	10,343	30,655
Additions	—	745	745
Sale of investment properties	—	(5,384)	(5,384)
Fair value adjustment (note 23)	(249)	(55)	(304)
Ending balance	20,063	5,649	25,712

____________

*        Lands amounting to USD 1,844 thousand as at 31 December 2020 (2019: USD 5,649 thousand) are registered in the name of a former Director. The Group has obtained a proxy and has full control over these investment properties (note 27)

In 2020, the Group sold a number of plots with total carrying value of USD 3,739 thousand (2019: USD 5,384 thousand) and recognized a loss of USD 213 thousand (2019: gain of USD 679 thousand).

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

12.    INVESTMENT PROPERTIES (cont.)

	%	Price per square meter	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD	USD ‘000	USD ‘000
Lands
2020	+/-10	189	184	(184)
2019	+/-10	203	565	(565)

13.    PROPERTY, PREMISES AND EQUIPMENT
	Office buildings	Aircraft	Office furniture	Computers	Equipment	Leasehold improvements	Vehicles	Work in progress	Right of use assets	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Cost
At 1 January 2020	2,679	11,290	1,652	1,646	291	1,411	1,011	9	1,925	21,914
Additions	22	—	26	210	2	8	—	76	2,012	2,356
Transfers	—	—	—	9	—	—	—	(9)	—	—
Disposals	—	—	—	(3)	—	—	—	—	—	(3)
Adjustments	(20)	—	—	—	—	—	—	—	98	78
At 31 December 2020	2,681	11,290	1,678	1,862	293	1,419	1,011	76	4,035	24,345

Depreciation
At 1 January 2020	894	2,709	1,383	1,436	282	1,250	814	—	411	9,179
Deprecation for the year	29	906	57	172	2	68	57	—	584	1,875
Disposals	—	—	—	(3)	—	—	—	—	—	(3)
Adjustments	—	—	—	—	—	—	—	—	126	126
At 31 December 2020	923	3,615	1,440	1,605	284	1,318	871	—	1,121	11,177
Net carrying amount
At 31 December 2020	1,758	7,675	238	257	9	101	140	76	2,914	13,168

Cost
At 1 January 2019	2,675	11,290	1,633	1,554	281	1,320	965	—	—	19,718
Impact of the IFRS 16 adoption	—	—	—	—	—	—	—	—	1,716	1,716
Adjusted balance	2,675	11,290	1,633	1,554	281	1,320	965	—	1,716	21,434
Additions	4	—	19	123	10	163	115	9	1,002	1,445
Disposals	—	—	—	(31)	—	(72)	(69)	—	(793)	(965)
At 31 December 2019	2,679	11,290	1,652	1,646	291	1,411	1,011	9	1,925	21,914

Depreciation
At 1 January 2019	757	1,806	1,326	1,298	278	1,220	816	—	—	7,501
Deprecation for the year	137	903	57	169	4	53	68	—	516	1,907
Disposals	—	—	—	(31)	—	(23)	(70)	—	(105)	(229)
At 31 December 2019	894	2,709	1,383	1,436	282	1,250	814	—	411	9,179
Net carrying amount
At 31 December 2019	1,785	8,581	269	210	9	161	197	9	1,514	12,735

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

13.    PROPERTY, PREMISES AND EQUIPMENT (cont.)

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
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Property, premises and equipment depreciation charge for the year	1,875	1,907	1,288
Intangible assets amortization charge for the year (note 14)	737	49	72
Aircraft depreciation allocated to listing transaction deferred cost	—	(73)	—
Aircraft depreciation allocated to other expenses (note 24)	(632)	(595)	(491)
Total depreciation and amortization allocated to G&A (note 22)	1,980	1,288	869

Fully depreciated property, premises and equipment still in use amounted to USD 5,408 thousand as at 31 December 2020 (2019: USD 5,206 thousand).

14.    INTANGIBLE ASSETS
	2020			2019
	Computer software/ licenses	Work in progress*	Total	Computer software/ licenses	Work in progress*	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Cost
Beginning balance	1,191	3,832	5,023	1,184	2,840	4,024
Additions	1,423	138	1,561	7	992	999
Transfers	3,970	(3,970)	—	—	—	—
Ending balance	6,584	—	6,584	1,191	3,832	5,023

Amortization
Beginning balance	1,137	—	1,137	1,088	—	1,088
Additions	737	—	737	49	—	49
Ending balance	1,874	—	1,874	1,137	—	1,137
Net carrying amount	4,710	—	4,710	54	3,832	3,886

____________

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

16.    OTHER LIABILITIES
	2020	2019
	USD ‘000	USD ‘000
Accounts payable	5,011	1,717
Accrued expenses and other accruals	11,036	7,222
Listing related cost payables	—	3,661
Lease liabilities*	2,954	1,563
Income tax payable	1,490	700
	20,491	14,863

____________

*        Set out below are the carrying amount of the Group’s lease liabilities and the movement during the year:
	2020	2019
	USD ‘000	USD ‘000
Opening balance	1,563	1,716
Additions	2,012	1,002
Disposal – Net	—	(657)
Interest expense (note 22)	203	108
Payments	(796)	(606)
Foreign currency adjustment	(28)	—
Ending balance	2,954	1,563
Current	761	521
Non-current	2,193	1,042

The Group used discount rates ranging between 1.5%-4.1% and the amount of the undiscounted lease liabilities was USD 3,169 thousand as at 31 December 2020.

17.    DERVIATIVE FINANCIAL LIABILITY

In connection with the Business Combination (note 33), the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (the “Private Warrants”).

No Public or Private Warrants have been exercised or redeemed since originally issued and until the date of these consolidated financial statements.

In response to the statement issued by the Securities and Exchange Commission (“SEC”) on 12 April 2021, with respect to the accounting treatment for warrant instruments issued by Special Purpose Acquisition Companies (SPACs), the Group has reassessed its accounting treatment of the Warrants.

After careful analysis, the Group has concluded that the Warrants should have been recorded as a derivative liability instead of equity and subsequently remeasured at fair value with changes recorded in consolidated statement of income (note 2).

Due to this misstatement, management decided to restate the Group’s previously issued consolidated financial statements for the year ended 31 December 2020. As a result, the Warrants are now classified as a liability at fair value on the Group’s consolidated statement of financial position as at 31 December 2020 and the change in the fair value of such liability in each period is recognized as a gain or loss in the Group’s consolidated statements of income. The correction of this misstatement resulted in a decrease in equity by USD 13,628 thousand with a corresponding increase in liabilities.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

17.    DERVIATIVE FINANCIAL LIABILITY (cont.)

For the year ended 31 December 2020, a fair value loss of USD 4,418 thousand was also recognised in the consolidated statement of income in the restated consolidated financial statements with a consequent decrease in the amount of the retained earnings in equity.

Upon initial recognition, the fair value of the Warrants has been determined using a combination of a market approach and valuation technique performed by an independent third-party valuation specialist (for further details refer to note 33). Based on that, the estimated fair value of the Warrants was USD 9,210 thousand.

As at 31 December 2020, the Warrants were valued using the market quoted price on Nasdaq.

The table below illustrates the movement on the Warrants during the year:
31 December 2020
USD ‘000
Initial recognition of Warrants at the close of the Business Combination – now reclassified from equity to a liability	9,210
Change in fair value for the year ended 31 December 2020	4,418
Fair value of Warrants at the end of the year (restated)	13,628

18.    UNEARNED COMMISSIONS

The movement in unearned commissions in the consolidated statement of financial position is as follows:
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
As at 1 January	8,910	8,010	10,354
Commissions received	18,181	14,830	14,473
Commissions earned	(16,053)	(13,930)	(16,817)
As at 31 December	11,038	8,910	8,010

19.    EQUITY

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

19.    EQUITY (cont.)

The following table sets out the number of common shares issued and outstanding as at 31 December 2020 and 2019:
	2020
	No. of shares	Par value
		USD ‘000
Common shares (par value of USD 0.01)	45,426,251	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (note 32)	134,500	1
	48,573,251	486
2019
USD ‘000
Authorized shares (par value of USD 1 each)	175,000
Issued shares	143,376

____________

*        The Earnout Shares are subject to vesting at stock prices ranges from USD 11.50 to 15.25. The Earnout Shares are considered outstanding shares and have dividend and voting rights, however, the Earnout Shares are non-transferable by their holders until they vest and, if the Earnout Shares do not vest on or prior to 17 March 2028, they will be cancelled by the Company.

Fair value reserve

The movement of this item is as follows:
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Balance at the beginning of the year	4,274	954	14,209
Impact of adopting IFRS 9	—	—	(6,681)
Net change in fair value reserve during the year for bonds at fair value through OCI	11,481	4,209	(2,706)
Net change in fair value reserve during the year for equities at fair value through OCI	(71)	(866)	(3,898)
Realized gain on sale of equities at fair value through other comprehensive income	2,341	—	—
ECL charge (release) transferred to consolidated statement of income	135	(23)	30
Balance at the end of the year	18,160	4,274	954

Foreign currency translation reserve

The foreign currency translation reserve is used to record the exchange difference arising from the translation of the financial statements of foreign subsidiaries to the Group’s functional currency.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

20.    TREASURY SHARES

Reconciliation of the outstanding number (in thousands) of shares is as follows:
	2020	2019
Issued and outstanding shares	48,573	143,376
Treasury shares purchased during the year*	—	(2,350)
Treasury shares purchased during prior years*	—	(7,000)
Ending balance	48,573	134,026

____________

*        The former general shareholders of International General Insurance Holdings Limited — Dubai approved in its extraordinary meeting dated 24 November 2013 the purchase of the company’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 2,350 thousand treasury shares were purchased during 2019 (2018: 7,000 thousand) which were recorded at an amount of USD 5,053 thousand (2018: USD 15,050 thousand). Total treasury shares amount as at 31 December 2019 was USD 20,103 thousand (2018: USD 15,050 thousand) (note 27). During 2020, Treasury shares were eliminated as part of the Business Combination Agreement.

21.    CASH DIVIDENDS

Cash dividends declared and paid:

The Board of Directors resolved to pay the following dividends for the years 2020, 2019 and 2018:

•        On 13 August 2020: USD 4,360 thousand (Dividend per share: USD 0.090)

•        On 21 March 2019: USD 5,455 thousand (Dividend per share excluding treasury shares: USD 0.040)

•        On 22 August 2019: USD 5,361 thousand (Dividend per share excluding treasury shares: USD 0.040)

•        On 16 August 2018: USD 4,091 thousand (Dividend per share excluding treasury shares: USD 0.030)

There are no cash dividends declared but not paid as at 31 December 2020, 2019 and 2018.

22.    GENERAL AND ADMINISTRATIVE EXPENSES
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Human resources expenses	29,955	26,700	23,449
Business promotion, travel and entertainment	1,349	3,340	3,492
Statutory, advisory and rating	6,174	3,463	3,041
Information technology and software	2,719	1,872	1,838
Office operation	1,518	1,460	1,784
Depreciation and amortization (note 13)	1,980	1,288	869
Interest expense arising from lease liabilities (note 16)	203	108	—
Bank charges	122	137	153
Corporate expenses	2,903	898	725
	46,923	39,266	35,351

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

23.    NET INVESTMENT INCOME
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Interest income	12,169	10,866	9,698
Dividends from equities at FVTOCI	128	721	343
Dividends from equities at FVTPL	562	391	701

Realized gains and losses on investments
Realized loss on sale of bonds at FVTOCI	(411)	(629)	(764)
Realized gain on sale of FVTPL equities and mutual funds	1,599	947	2,049

Unrealized gains and losses on investments
Unrealized (loss) gain on revaluation of financial assets at FVTPL	(241)	1,591	(949)

Gains and losses from investments in properties
Realized (loss) gain on sale of investment properties	(213)	679	—
Fair value (loss) gain on investment properties (note 12)	(2,007)	(304)	94
Rental income	190	203	607

Impairment and expected credit losses on investments
Expected credit loss on financial assets at FVOCI	(135)	23	(30)
Expected credit loss on financial assets at amortized cost	(129)	13	6
Investments custodian fees and other investments expenses	(1,545)	(1,127)	(1,445)
	9,967	13,374	10,310

24.    OTHER REVENUES (EXPENSES)
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Other revenues:
Chartered flights revenue	372	1,428	903
	372	1,428	903
Other expenses:
Aircraft operational cost	(1,260)	(1,574)	(1,095)
Aircraft depreciation expense (note 13)	(632)	(595)	(491)
Loss on disposal of property, premises and equipment	—	(26)	—
	(1,892)	(2,195)	(1,586)

25.    LISTING RELATED EXPENSES

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

26.    COMMITMENTS AND CONTINGENCIES

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

•        Letters of Credit amounting to USD 7,994 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2019: USD 7,993 thousand).

•        Letter of Guarantee amounting to USD 321 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2019: USD 319 thousand).

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

27.    RELATED PARTIES

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

•        Compensation of key management personnel of the Group for the year ended 31 December 2020, consisting of salaries and benefits was USD 5,764 thousand (2019: USD 4,600 thousand). Out of the total amount of key management personnel compensation, an amount of USD 1,138 thousand (2019: USD 297 thousand) represents long-term benefits. Out of these long-term benefits, USD 887 thousand (2019: USD 297 thousand) represent a phantom share option plan linked to the value of an ordinary share of the Group. The said plan was terminated during the year as a result of ‘change in control’ as defined in the plan whereby all outstanding phantom shares were immediately vested and exercisable on business combination date of 17 March 2020 (note 33). All option holders have opted for cash payment of exercisable phantom shares per the terms of plan. In addition, USD 251 thousand of long-term benefits represents earn out value of share-based expenses as of 31 December 2020 resulting from issuance of Restricted Shares Awards to key management personnel during the year pursuant to ‘International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan’ (note 32).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

27.    RELATED PARTIES (cont.)

         Post completion of the Business Combination, the Group has reviewed its list of ‘key management personnel’ in accordance with IAS 24 (Related Party Disclosures) requirements and accordingly considered the persons who were named as executive officers of the company with Nasdaq as ‘Key management personnel’. Those officers have the authority and responsibility for planning, directing, and controlling the activities of the Group. In addition, they represent the Group’s executive committee which acts in the capacity of chief operating decision maker (note 31).

•        In 2019, the Group rented a boat for business promotion from a company owned by major shareholder, the total expense charged to the general and administrative expenses was USD Nil (2019: USD 382 thousand) (2018: USD 211 thousand). In addition, the Group has paid aircraft management fees and chartering revenues commission in the amount of USD 114 thousand (2019: USD 84 thousand) (2018: USD 84 thousand) to Arab wings Co. where a shareholder has a controlling interest. As at 31 December 2020, there was an amount of USD 37 thousand receivable from Arab Wings Co. (2019: Payable of USD 196 thousand).

•        Balances due from key management personnel of the Group as at 31 December 2020 was USD Nil (2019: USD 92 thousand).

•        During 2019, the Group entered into a share buyback agreement with a former director and shareholder whereby 2,350 thousand treasury shares were purchased with total amount of USD 5,053 thousand (note 20). The above transaction arose as a result of an advance of USD 5,000 thousand for investment in a company where the former director and shareholder has a controlling interest. The investment was not completed and in exchange for the advanced funds, the Group purchased the above treasury shares. During 2020, Treasury shares were eliminated as a part of the Business Combination Agreement.

•        Included within the investment properties (note 12) are lands with a total amount of USD 1,844 thousand (2019: USD 5,649 thousand) registered in the name of a former Director of the Group. The Group has obtained a proxy and has full control over these investment properties.

28.    TAXATION

The components of income tax expense are as follows:
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Current income tax:
Current income tax charge	2,374	704	9
Adjustments in respect of current income tax of prior years	(7)	—	47

Deferred tax:
Origination and reversal of temporary differences	(292)	1,247	8
Effect of tax rate change	—	(131)	(1)
Adjustment in respect of prior years	—	(132)	(1)
Income tax charge for the year	2,075	1,688	62

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

28.    TAXATION (cont.)

The income tax expense appearing in the consolidated statement of income relate to the following subsidiaries:
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
Income tax expense for IGI Labuan – current year	66	—	5
Corporate tax for IGI Casablanca (Representative Office) – current year	6	4	4
Corporate tax for IGI Casablanca (Representative Office) – prior years	—	—	4
Income tax credits for North Star Underwriting Limited – current year	(9)	—	—
Income tax expense for IGI UK – current year	2,311	700	—
Income tax credit for IGI UK – prior years	(7)	—	—
Income tax expense for I.G.I Underwriting – prior years	—	—	43
Addition of deferred tax assets for a subsidiary	—	984	6
Release of deferred tax liabilities for a subsidiary	(292)	—	—
Income tax charge for the year	2,075	1,688	62

•        Effective 1 January 2019, the Labuan Business Activity Tax Law has been revised and accordingly, Labuan registered entities can no longer elect to pay the RM20 thousand flat tax rate and instead are subject to 3% tax on the audited net profits. In 2020, IGI Labuan recorded tax expense of USD 66 thousand representing 3% of the audited net profits. In 2019, IGI Labuan has recorded a net loss, and as a result no income tax has been accrued for the year. In 2018, IGI Labuan elected to pay a fixed income tax of RM20 thousand equivalent to USD 5 thousand based on the old prevailing tax law applicable to that financial year.

•        IGI Casablanca — Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

•        IGI UK and North Star Under Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law.

•        On 22 July 2020, the UK Government enacted that the UK corporation tax rate would remain at 19% and not reduce to 17% (the previously enacted rate) from 1 April 2020. Any deferred tax balances included within the accounts have been calculated with reference to the rate of 19%, as required under IFRS. An increase from the current 19% UK corporation tax rate to 25%, effective from 1 April 2023, was announced in the Budget on 3 March 2021. This rate change is not expected to have a material impact on the deferred tax balances recognised at the statement of financial position date.

•        I.G.I Underwriting is a tax-exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan. The income accrued in 2018 for I.G.I Underwriting was in respect of interest income earned on the deposits placed with local banks in 2014 and 2015.

•        International General Insurance Holdings Ltd. is not subject to income tax according to the tax law in Bermuda.

•        International General Insurance Co. Ltd is a tax-exempt company according to the tax law in Bermuda.

•        International General Insurance Holdings Limited and International General Insurance Company (Dubai) Ltd. are not subject to income tax according to the tax law in UAE.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

28.    TAXATION (cont.)

Reconciliation of tax expense and the accounting profit multiplied by the applicable tax rate is as follows:
	2020	2019	2018
	USD ‘000	USD ‘000	USD ‘000
The Group profit before tax (restated)	29,326	25,253	25,604
Less: Profit related to non-taxable subsidiaries (restated)	(17,108)	(15,380)	(26,487)
Profit (Loss) before tax for IGI UK – entities subject to corporate taxation	12,218	9,873	(883)
Profit (Loss) multiplied by the standard rate of tax in the UK of 19% (2019:19%) (2018: 19%)	2,322	1,876	(168)

Net disallowed expenditure	(34)	50	181
Fixed asset temporary differences not recognized for deferred tax	14	18	(11)
Other temporary differences not recognized for deferred tax	9	3	6
Adjustment in respect of prior years	(7)	(132)	46
Income tax credits for North Star Underwriting Limited – current year	(9)	—	—
IGI Labuan and IGI Casablanca current year tax charges	72	4	9
Release of deferred tax liabilities for a subsidiary	(292)	—	—
Effect of rate change to 17%	—	(131)	(1)
Income tax charge for the year	2,075	1,688	62

The following is the movement on the deferred tax assets (liabilities):
	2020	2019
	USD ‘000	USD ‘000
Balance at beginning of the year	(347)	639
Deferred tax prior year adjustment	—	132
Arising during the year	292	(1,247)
Effect of rate change to 17%	—	131
Others	—	(2)
Ending balance	(55)	(347)

The deferred tax liabilities amounting to USD 55 thousand (2019: USD 347 thousand) are in respect to an adjustment processed to the income of one of the Group’s subsidiaries using prevailing tax rates.

29.    RISK MANAGEMENT

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

The Group purchases reinsurance as part of its risk mitigation programmer. Reinsurance ceded is placed on both a proportional and non-proportional basis. The proportional reinsurance is quota-share reinsurance which is taken out to reduce the overall exposure of the Group to certain classes of business. Non-proportional reinsurance is primarily excess-of-loss reinsurance designed to mitigate the Group’s net exposure to catastrophe losses and large claims. Retention limits for the excess-of-loss reinsurance vary by class of business. Also, a significant portion of the reinsurance is affected under the facultative reinsurance contracts to cover a single risk exposure.

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
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

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

29.    RISK MANAGEMENT (cont.)

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

Details of maturities of the major classes of financial assets are as follows:
	Less than 1 year	1 to 5 years	More than 5 years	Non-interest-bearing items	Total	Effective Interest Rate on interest bearing assets
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	(%)
2020 -
Financial assets at FVTPL	—	—	—	22,780	22,780	—
Financial assets at FVOCI	102,617	181,349	106,952	21,683	412,601	2.53
Financial assets at amortized cost	2,706	—	—	—	2,706	5.86
Cash and term deposits	261,549	44,102	—	—	305,651	1.43
	366,872	225,451	106,952	44,463	743,738

2019 -
Financial assets at FVTPL	—	—	—	21,806	21,806	—
Financial assets at FVOCI	55,678	148,658	4,189	20,423	228,948	2.86
Financial assets at amortized cost	2,968	—	—	—	2,968	5.83
Cash and term deposits	312,213	—	—	—	312,213	1.89
	370,859	148,658	4,189	42,229	565,935

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
	Decrease in basis points	Effect on profit/Equity before tax for the year
		USD ‘000
2020	-25	(1,435)
	-50	(2,870)

2019	-25	(890)
	-50	(1,780)

The effect of increases in interest rates are expected to be equal and opposite to the effects of the decreases shown above.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

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
	Changes in currency rate to USD	Effect on profit/Equity before tax for the year
	%	USD ‘000
2020
EUR	+10	(777)
GBP	+10	(406)

2019
EUR	+10	388
GBP	+10	4,295

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

29.    RISK MANAGEMENT (cont.)

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

The Group’s bank balances are maintained with a range of international and local banks in accordance with limits set by the board of directors. There are no significant concentrations of credit risk within the Group. The table below provides information regarding the credit risk exposure of the Group by classifying assets according to the Group’s credit rating of counterparties:
	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2020
FVOCI – debts securities	389,250	1,668	—	390,918
Financial assets at amortized cost	—	1,982	724	2,706
Insurance receivables	—	110,618	55,987	166,605
Reinsurance share of outstanding claims	186,851	634	—	187,485
Deferred excess of loss premiums	—	17,095	—	17,095
Cash and cash equivalents	110,915	22,524	—	133,439
Term deposits	124,283	47,929	—	172,212
	811,299	202,450	56,711	1,070,460
	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2019
FVOCI – debts securities	206,997	1,528	—	208,525
Financial assets at amortized cost	—	1,982	986	2,968
Insurance receivables	—	65,836	47,139	112,975
Reinsurance share of outstanding claims	175,447	765	—	176,212
Deferred excess of loss premiums	—	15,173	—	15,173
Cash and cash equivalents	159,396	33,064	—	192,460
Term deposits	88,662	31,091	—	119,753
	630,502	149,439	48,125	828,066

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

29.    RISK MANAGEMENT (cont.)

The schedule below shows the distribution of bonds and debt securities with fixed interest rate according to the international agencies classification:
Rating grade	Total	Unquoted bonds	Total
	USD ‘000	USD ‘000	USD ‘000
2020
AAA	44,616	—	44,616
AA+	2,049	—	2,049
Aa1	1,754	—	1,754
AA	2,238	—	2,238
Aa2	5,677	—	5,677
AA-	1,991	—	1,991
Aa3	15,587	—	15,587
A+	12,350	—	12,350
A1	13,709	—	13,709
A	41,400	—	41,400
A2	32,759	—	32,759
A-	43,237	—	43,237
A3	47,680	—	47,680
BBB+	35,224	—	35,224
BBB	32,919	—	32,919
Baa1	8,573	—	8,573
Baa2	20,598	—	20,598
Baa3	7,608	—	7,608
BBB-	10,127	—	10,127
BB+	1,374	—	1,374
Ba1	4,532	—	4,532
Ba2	2,163	—	2,163
Ba3	1,085	—	1,085
B+	210	—	210
Not rated	1,458	2,706	4,164
Total	390,918	2,706	393,624

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

Rating grade	Total	Unquoted bonds	Total
	USD ‘000	USD ‘000	USD ‘000
2019
AAA	44,954	—	44,954
AA+	4,611	—	4,611
AA	2,926	—	2,926
Aa2	7,531	—	7,531
AA-	9,409	—	9,409
Aa3	2,394	—	2,394
A+	18,341	—	18,341
A1	1,514	—	1,514
A	28,935	—	28,935
A2	5,435	—	5,435
A-	32,466	—	32,466
A3	8,975	—	8,975
BBB+	16,039	—	16,039
BBB	14,521	—	14,521
Baa2	1,396	—	1,396
BBB-	7,333	—	7,333
BB-	216	—	216
Not rated	1,529	2,968	4,497
Total	208,525	2,968	211,493

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

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

29.    RISK MANAGEMENT (cont.)

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

29.    RISK MANAGEMENT (cont.)

The following table demonstrates the sensitivity of the profit for the period and the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown.
	Change in equity price	Effect on profit before tax for the year	Effect on Equity
		USD ‘000	USD ‘000
2020
Amman Stock Exchange	+5%	46	46
Saudi Stock Exchange	+5%	—	590
Qatar Stock Exchange	+5%	25	25
Abu Dhabi Security Exchange	+5%	52	52
New York Stock Exchange	+5%	149	170
Kuwait Stock Exchange	+5%	—	5
London Stock Exchange	+5%	312	294
Other quoted	+5%	554	635
	Change in equity price	Effect on profit before tax for the year	Effect on Equity
		USD ‘000	USD ‘000
2019
Amman Stock Exchange	+5%	58	58
Saudi Stock Exchange	+5%	—	617
Qatar Stock Exchange	+5%	24	24
Abu Dhabi Security Exchange	+5%	61	61
New York Stock Exchange	+5%	124	161
Kuwait Stock Exchange	+5%	—	3
London Stock Exchange	+5%	343	343
Other quoted	+5%	480	554

The Group also has unquoted investments carried at fair value determined based on valuation techniques as per level 3 of fair value hierarchy.

The Group limits market risk by maintaining a diversified portfolio and by monitoring of developments in equity markets.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

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

All liabilities are non-interest bearing liabilities, except for the lease liabilities accounted for under IFRS 16 “Leases”.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December based on contractual undiscounted payments:
	Less than one year	More than one year	Total
	USD ‘000	USD ‘000	USD ‘000
2020
Gross outstanding claims	210,536	281,719	492,255
Gross unearned premiums	222,124	55,144	277,268
Insurance payables	78,461	5,000	83,461
Other liabilities	18,298	2,419	20,717
Derivative financial liability*	—	13,628	13,628
Unearned commissions	10,012	1,026	11,038
Total liabilities (restated)	539,431	358,936	898,367

2019
Gross outstanding claims	172,243	240,810	413,053
Gross unearned premiums	159,660	46,554	206,214
Insurance payables	53,544	—	53,544
Other liabilities	13,873	1,139	15,012
Unearned commissions	7,531	1,379	8,910
Total liabilities	406,851	289,882	696,733

____________

*        There is no contractual obligation to settle the Warrants in cash.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

Maturity analysis of assets and liabilities

The table below shows analysis of assets and liabilities analyzed according to when they are expected to be recovered or settled:
	2020
	Less than one year	More than one year	No term	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	128,039	5,400	—	133,439
Term deposits	133,510	38,702	—	172,212
Insurance receivables	164,778	1,827	—	166,605
Investments	105,323	288,301	44,463	438,087
Investments in associates	—	—	11,583	11,583
Reinsurance share of outstanding claims	83,210	104,275	—	187,485
Reinsurance share of unearned premiums	47,186	2,891	—	50,077
Deferred excess of loss premiums	17,095	—	—	17,095
Deferred policy acquisition costs	39,266	15,906	—	55,172
Other assets	9,562	—	—	9,562
Investment properties	—	—	20,012	20,012
Property, premises and equipment	—	13,168	—	13,168
Intangible assets	—	4,710	—	4,710
TOTAL ASSETS	727,969	475,180	76,058	1,279,207

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	210,536	281,719	—	492,255
Gross unearned premiums	222,124	55,144	—	277,268
Insurance payables	78,461	5,000	—	83,461
Other liabilities	18,298	2,193	—	20,491
Derivative financial liability	—	13,628	—	13,628
Deferred tax liabilities	55	—	—	55
Unearned commissions	10,012	1,026	—	11,038
TOTAL LIABILITIES (restated)	539,486	358,710	—	898,196

EQUITY
Common shares at par value	—	—	486	486
Share premium	—	—	157,677	157,677
Foreign currency translation reserve	—	—	(349)	(349)
Fair value reserve	—	—	18,160	18,160
Retained earnings	—	—	205,037	205,037
TOTAL EQUITY (restated)	—	—	381,011	381,011
TOTAL LIABILITIES AND EQUITY (restated)	539,486	358,710	381,011	1,279,207

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

	2019
	Less than one year	More than one year	No term	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	192,460	—	—	192,460
Term deposits	119,753	—	—	119,753
Insurance receivables	110,219	2,756	—	112,975
Investments	58,453	152,847	42,422	253,722
Investments in associates	—	—	13,062	13,062
Reinsurance share of outstanding claims	81,410	94,802	—	176,212
Reinsurance share of unearned premiums	30,227	3,690	—	33,917
Deferred excess of loss premiums	15,173	—	—	15,173
Deferred policy acquisition costs	28,370	13,343	—	41,713
Other assets	7,754	—	—	7,754
Investment properties	—	—	25,712	25,712
Property, premises and equipment	—	12,735	—	12,735
Intangible assets	—	3,886	—	3,886
TOTAL ASSETS	643,819	284,059	81,196	1,009,074

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	172,243	240,810	—	413,053
Gross unearned premiums	159,660	46,554	—	206,214
Insurance payables	53,544	—	—	53,544
Other liabilities	13,821	1,042	—	14,863
Deferred tax liabilities	347	—	—	347
Unearned commissions	7,531	1,379	—	8,910
TOTAL LIABILITIES	407,146	289,785	—	696,931

EQUITY
Share capital	—	—	143,376	143,376
Contributed capital	—	—	2,773	2,773
Treasury shares	—	—	(20,103)	(20,103)
Foreign currency translation reserve	—	—	(333)	(333)
Fair value reserve	—	—	4,274	4,274
Retained earnings	—	—	182,156	182,156
TOTAL EQUITY	—	—	312,143	312,143
TOTAL LIABILITIES AND EQUITY	407,146	289,785	312,143	1,009,074

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

29.    RISK MANAGEMENT (cont.)

Capital comprises issued share capital, common shares, share premium, additional paid in capital, treasury shares, foreign currency translation reserve, fair value reserve, and retained earnings and is measured at USD 381,011 thousand as at 31 December 2020 (2019: USD 312,143 thousand).

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

29.    RISK MANAGEMENT (cont.)

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

Level 3:    Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
	2020
	Level 1	Level 2	Level 3	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Assets measured at fair value:
FVTPL	22,780	—	—	22,780
Quoted equities at FVOCI	14,935	—	—	14,935
Quoted bonds at FVOCI	390,918	—	—	390,918
Unquoted equities at FVOCI*	—	—	6,748	6,748
Investment properties	—	—	20,012	20,012
	428,633	—	26,760	455,393
Liabilities measured at fair value:
Derivative financial liability (restated)	13,628	—	—	13,628
	2019
	Level 1	Level 2	Level 3	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Assets measured at fair value:
FVTPL	21,806	—	—	21,806
Quoted equities at FVOCI	14,629	—	—	14,629
Quoted bonds at FVOCI	208,525	—	—	208,525
Unquoted equities at FVOCI*	—	—	5,794	5,794
Investment properties	—	—	25,712	25,712
	244,960	—	31,506	276,466

____________

*        Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:
	2020	2019
	USD ‘000	USD ‘000
Balance at the beginning of the year	5,794	5,988
Purchases	1,503	—
Total (losses) recognized in OCI	(549)	(194)
Balance at the end of the year	6,748	5,794

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

At the closing of the Business Combination the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (note 17 and 33). The Warrants were not included in the calculation of the diluted earnings per shares, as the average market price of ordinary shares during the period has not exceeded the exercise price of the Warrants and therefore their effect would be antidilutive.

The following table shows the calculation of the basic and diluted earnings per share for the years ended 31 December 2020, 2019 and 2018.

The following table reflects the income and share data used in the basic and diluted EPS calculations:
	2020	2019	2018
	(Restated)
Profit for the year (USD ‘000)	27,251	23,565	25,542
Less: profit attributable to the Earnout Shares (USD ‘000)	1,690	—	—
Less: profit attributable to the Restricted Shares Awards (USD ‘000)	75	—	—
Net profit available to common shareholders (USD ‘000)	25,486	23,565	25,542
Weighted average number of shares – basic and diluted	43,047,915	34,292,263	35,093,688
Basic and diluted earnings per share (USD)	0.59	0.69	0.73

31.    SEGMENT INFORMATION

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

3.      Reinsurance which covers the inward reinsurance treaty and is a single operating segment.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

31.    SEGMENT INFORMATION (cont.)

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

The Group also has general and administrative expenses, net investment income, share of profit (loss) from associates, gain/loss on foreign exchange, impairment loss on insurance receivables, other expenses/revenues, listing related expenses, change in fair value of derivative financial liability and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

a)      Segment disclosure for the Group’s consolidated operations is as follows:
	2020
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	201,944	246,011	19,318	467,273	—	467,273
Reinsurer’s share of insurance premiums	(37,582)	(91,281)	—	(128,863)	—	(128,863)
Net written premiums	164,362	154,730	19,318	338,410	—	338,410
Net change in unearned premiums	(26,567)	(27,901)	(426)	(54,894)	—	(54,894)
Net premiums earned	137,795	126,829	18,892	283,516	—	283,516

Underwriting deductions
Net policy acquisition expenses	(26,252)	(25,143)	(3,095)	(54,490)	—	(54,490)
Net claims and claims adjustment expenses	(87,989)	(57,401)	(6,282)	(151,672)	—	(151,672)
Net underwriting results	23,554	44,285	9,515	77,354	—	77,354

General and administrative expenses	—	—	—	—	(46,923)	(46,923)
Net investment income	—	—	—	—	9,967	9,967
Share of loss from associates	—	—	—	—	(1,479)	(1,479)
Impairment loss on insurance receivables	—	—	—	—	(2,861)	(2,861)
Other revenues	—	—	—	—	372	372
Other expenses	—	—	—	—	(1,892)	(1,892)
Listing related expenses	—	—	—	—	(3,366)	(3,366)
Change in fair value of derivative financial liability	—	—	—	—	(4,418)	(4,418)
Gain on foreign exchange	—	—	—	—	2,572	2,572
Profit (loss) before tax	23,554	44,285	9,515	77,354	(48,028)	29,326
Income tax	—	—	—	—	(2,075)	(2,075)
Profit for the year (restated)	23,554	44,285	9,515	77,354	(50,103)	27,251

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

31.    SEGMENT INFORMATION (cont.)

	2019
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	142,156	189,150	17,986	349,292	—	349,292
Reinsurer’s share of insurance premiums	(22,227)	(74,912)	—	(97,139)	—	(97,139)
Net written premiums	119,929	114,238	17,986	252,153	—	252,153
Net change in unearned premiums	(23,540)	(12,822)	(247)	(36,609)	—	(36,609)
Net premiums earned	96,389	101,416	17,739	215,544	—	215,544

Underwriting deductions
Net policy acquisition expenses	(21,259)	(21,181)	(2,996)	(45,436)	—	(45,436)
Net claims and claims adjustment expenses	(58,799)	(44,726)	(14,538)	(118,063)	—	(118,063)
Net underwriting results	16,331	35,509	205	52,045	—	52,045

General and administrative expenses	—	—	—	—	(39,266)	(39,266)
Net investment income	—	—	—	—	13,374	13,374
Share of loss from associates	—	—	—	—	(376)	(376)
Impairment loss on insurance receivables	—	—	—	—	(629)	(629)
Other revenues	—	—	—	—	1,428	1,428
Other expenses	—	—	—	—	(2,195)	(2,195)
Listing related expenses	—	—	—	—	(4,832)	(4,832)
Gain on foreign exchange	—	—	—	—	5,704	5,704
Profit (loss) before tax	16,331	35,509	205	52,045	(26,792)	25,253
Income tax	—	—	—	—	(1,688)	(1,688)
Profit for the year	16,331	35,509	205	52,045	(28,480)	23,565

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

31.    SEGMENT INFORMATION (cont.)

	2018
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	91,472	192,327	17,819	301,618	—	301,618
Reinsurer’s share of insurance premiums	385	(98,573)	—	(98,188)	—	(98,188)
Net written premiums	91,857	93,754	17,819	203,430	—	203,430
Net change in unearned premiums	(21,913)	1,819	(27)	(20,121)	—	(20,121)
Net premiums earned	69,944	95,573	17,792	183,309	—	183,309

Underwriting deductions
Net policy acquisition expenses	(16,113)	(22,801)	(3,050)	(41,964)	—	(41,964)
Net claims and claims adjustment expenses	(37,393)	(36,476)	(11,418)	(85,287)	—	(85,287)
Net underwriting results	16,438	36,296	3,324	56,058	—	56,058

General and administrative expenses	—	—	—	—	(35,351)	(35,351)
Net investment income	—	—	—	—	10,310	10,310
Share of loss from associates	—	—	—	—	(886)	(886)
Impairment loss on insurance receivables	—	—	—	—	(472)	(472)
Other revenues	—	—	—	—	903	903
Other expenses	—	—	—	—	(1,586)	(1,586)
Loss on foreign exchange	—	—	—	—	(3,372)	(3,372)
Profit (loss) before tax	16,438	36,296	3,324	56,058	(30,454)	25,604
Income tax	—	—	—	—	(62)	(62)
Profit for the year	16,438	36,296	3,324	56,058	(30,516)	25,542

b)      Non-current operating assets information by geography for years ended 31 December 2020 and 2019 are as follows:
	2020	2019
	USD ‘000	USD ‘000
Middle East	34,631	40,581
North Africa	72	25
UK	3,112	1,622
Asia	75	105
	37,890	42,333

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

32.    SHARE-BASED PAYMENTS

On 3 June 2020, the board of directors approved the Group’s share-based employee compensation plan; the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the following awards may be granted:

•        Options to buy Common Shares (“Stock Options”), which may be either incentive stock options (“Incentive Stock Options” or “ISOs”) qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“Non-Qualified Stock Options” or “NQSOs”), which do not satisfy the requirements of Incentive Stock Options;

•        Share appreciation rights (“SARs”) (including tandem, non-tandem and limited SARs);

•        Restricted share awards (“Restricted Shares Awards”);

•        Performance awards denominated in Common Shares or cash (“Performance Awards”);

•        Other share-based awards (“Other Share-Based Awards”), including but not limited to restricted share units (“RSUs”); and

•        Other cash-based awards (“Other Cash-Based Awards”).

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

The movement on the number of restricted shares during the year is as follows:
2020
Balance at 1 January	—
Restricted shares granted	134,500
Balance at 31 December	134,500

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

32.    SHARE-BASED PAYMENTS (cont.)

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

33.    BUSINESS COMBINATION

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited — Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective (the “Business Combination”). As a result of the completion of the Business Combination, the Company became a new public company owned by the former stockholders of Tiberius and the former shareholders of IGI. Consequently, IGI and Tiberius became the Company’s subsidiaries.

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

33.    BUSINESS COMBINATION (cont.)

The following table sets out the number of common shares issued in connection with the Business Combination:
	2020
	No. of shares	Par value of 0.01 USD
		USD ‘000
Common shares issued to former shareholders of IGI	29,751,444	298
Common shares issued to former stockholders of Tiberius*	15,674,807	157
Unvested shares transferred to certain former shareholders of IGI	1,170,348	12
Unvested Tiberius Founder shares	1,842,152	18
	48,438,751	485

____________

*        This item Includes 1,120,000 shares subject to one year lock-up restriction post Business Combination closing date.

2)      In addition, on 17 March 2020 the Company issued 17,250,000 warrants, including (a) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (note 17).

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

Accounting for the Business Combination

The transaction is accounted for as a continuation of International General Insurance Holdings Limited — Dubai (“IGI”). Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. As Tiberius does not meet the definition of a business as defined in IFRS 3 — Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 — Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view.

Fair value measurement of the equity instruments issued in connection with the Business Combination

In connection with the business combination, equity instruments that were issued as a share-based consideration to Tiberius were as follows:

(a)     Quoted common shares

(b)    Founder shares subject to a one year lock-up restriction

(c)     Earnout shares subject to vesting at differential prices range

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

33.    BUSINESS COMBINATION (cont.)

Under IFRS 2, fair values of above-mentioned equity instruments issued to Tiberius was compared to fair value of Tiberius identifiable net assets acquired (representing net cash received by IGI and its former shareholders net of the liabilities assumed by IGI in the form of the Public Warrants which represent financial instruments issued to former stockholders of Tiberius) in order to determine gain or loss on acquisition on 17 March 2020 (the valuation date).

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

Instead, management has appointed an independent third-party valuation specialist to perform a valuation using a market approach to estimate the fair value of equity instruments issued to Tiberius’s stockholders. Accordingly, as an alternative valuation technique, IGI Common Shares (“Common Shares”) were valued using a market multiples approach, namely ‘Price- To- Book ratio’ multiples benchmarked against ‘Return on Equity’ and consequentially corroborated using ‘Price -To- Earnings’ multiples of each comparable company.

For the shares that are subject to one-year transfer restriction, fair value is determined after applying a lock-in discount to the fair value determined for the common shares.

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

Based on the above, the following table summarizes the fair value of the equity instruments issued to Tiberius stockholders in connection with the Business Combination based on a market approach valuation:
	2020 (Restated)
Equity Instruments	No. of shares/warrants	Fair value per share/warrant	Fair value
		USD	USD ‘000
Common shares	14,554,807	6.85	99,715
Vested Founder shares subject to one year lock-up restriction post Business Combination closing date	1,120,000	6.39	7,156
Unvested Tiberius Founder shares	1,842,152	3.48	6,407
Total Value of Consideration			113,278

Under IFRS 2, the transaction is measured at the fair value of the common shares deemed to have been issued by IGI for the ownership interest in the Company to be the same as if the transaction had taken the legal form of IGI acquiring 100% of Tiberius. The difference between the fair value equity instruments (common shares) “Value of Consideration” issued by IGI to Tiberius and the fair value of the later identifiable net assets acquired (representing net cash received by IGI and its former shareholders net of the liabilities assumed by IGI in the form of the Public Warrants which represent financial instruments issued to former stockholders of Tiberius) represents a bargain purchase. However, since transaction is accounted for under IFRS 2 and the outcome of fair value measurement represents a ‘bargain’ and not an ‘expense’, there is no listing expense to be recognized for the services received by IGI in connection with the transaction.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2020

33.    BUSINESS COMBINATION (cont.)

Using the fair valuation of the Common Shares (discussed above) as an input, the Public Warrants were valued as ‘American-style’ call options using a binomial tree approach on the valuation date.

The details of Tiberius net assets acquired are shown below:
Description	USD ‘000 (Restated)
Cash proceeds received	120,821
Less: liabilities assumed in the form of the Public Warrants (12,750,000 Public Warrants at fair value of USD 0.53 per warrant)	(6,807)
Net assets acquired	114,014

The following table illustrates the difference between the total Value of Consideration and net assets acquired at the closing date of the Business Combination.
Description	USD ‘000 (Restated)
Value of Consideration	113,278
Less: net assets acquired	(114,014)
Bargain	(736)

Listing Related Expenses

During the year ended 31 December 2020, the Group incurred listing expenses in the amount of USD 3,366 thousand (31 December 2019: USD 4,832 thousand) which mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous costs that are directly related to the listing transaction.

34.    subsequent events

There have been no material events between 31 December 2020 and the date of this report which are required to be disclosed.