Form 20-F
period 2021-12-31
International General Insurance Holdings Ltd.
filed 2022-04-01
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

FORM 20-F

________________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-39255

________________________________________

International General Insurance Holdings Ltd
(Exact name of Registrant as specified in its charter)

________________________________________

Not applicable	Bermuda
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
+962 6 562 2009
(Address of principal executive offices)

________________________________________

Rawan Alsulaiman
74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
+962 6 562 2009
Rawan.Alsulaiman@iginsure.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

________________________________________

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

________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 48,880,441

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

•        changes adversely affecting the insurance and reinsurance industries;

•        our ability to achieve our business strategies or to manage our growth;

•        general economic conditions;

•        the effects of the coronavirus (“COVID-19”) on the global economy, on the global financial markets and on our business, financial condition, liquidity and results of operations;

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

FREQUENTLY USED TERMS

As used in this annual report, unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group” and the “Company,” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries subsequent to the Business Combination and references to “IGI Dubai” refer to our wholly owned subsidiary International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center, on a stand-alone basis.

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

“Company” or “IGI” or “Group” means International General Insurance Holdings Ltd., a Bermuda exempted company, which became the parent company of Tiberius and IGI Dubai as a result of the Business Combination.

“Equity Consideration” means common shares of the Company issued to the Sellers equal in value to the Transaction Consideration minus the Cash Consideration.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

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

“IGI Europe” means International General Insurance Company (Europe) S.A.

“IGI UK” means International General Insurance Company (UK) Limited.

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

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sellers” means the shareholders of IGI who are parties to the Share Exchange Agreements.

“Seller Representative” means Wasef Jabsheh, who executed the Business Combination Agreement in his capacity as the representative of the Sellers.

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

“USD” or “$” means the currency in dollars of the United States of America.

“U.S. GAAP” means United States generally accepted accounting principles.

“warrant” means a warrant to purchase one common share of the Company at a price of $11.50 per share.

v

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.      Key Information

A. [Reserved]

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

Risks Relating to the Insurance and Reinsurance Industry

•        If our underwriters fail to assess accurately the underwritten risks or fail to comply with internal guidelines on underwriting, our premiums may prove to be inadequate to cover the losses associated with such risks.

•        The insurance and reinsurance industries are highly competitive.

•        Consolidation in the insurance and reinsurance industry could adversely impact us.

•        Our operating results are affected by the cyclicality of the insurance and reinsurance industry.

•        If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

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

•        Our investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.

•        Emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, could have an adverse effect on our business.

Risks Relating to Our Business and Operations

•        If our loss reserves are insufficient, it will have a negative impact on our results.

•        Certain countries in which we operate are a high-risk environment for investment and business activities.

•        We are subject to laws relating to anti-corruption, anti-money laundering and economic sanctions.

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

•        We may be faced with a liquidity shortfall following a large loss or a series of large losses due to the settlement of claims prior to the receipt of monies due under outwards reinsurance arrangements.

•        If our risk management and loss mitigation methods fail to adequately manage our exposure to losses, the losses we incur could be materially higher than our expectations.

•        Many of our assets are invested in fixed maturity securities and are subject to market fluctuations and global interest rates.

•        Losses on our investments may reduce our overall capital and profitability.

•        If our determination of the amount of allowances and impairments taken on our investments turns out to be incorrect, this could have a material adverse effect on our results of operations and financial condition.

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

•        We are exposed to credit risk in certain areas of our operations.

•        We may not be able to raise capital in the long term on favorable terms or at all.

•        We are involved in legal and other proceedings, which could damage our reputation.

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

•        We are exposed to fluctuations in exchange rates which may adversely affect our operating results.

•        The exit of the United Kingdom from the European Union (the “EU”) could have a material adverse effect on our business.

•        If actual renewals of our existing policies and contracts do not meet expectations, our future operating results could be materially adversely affected.

General Risk Factors

•        A prolonged recession or deterioration in macroeconomic conditions could adversely affect our business.

•        Changes in employment laws, taxation and compensation practice may limit our ability to attract senior employees.

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

Our competitors include independent reinsurance and insurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain insurance companies and domestic and international underwriting operations. Some of these competitors have greater financial resources than we do and have established long term and continuing business relationships throughout the industry, which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of insurance and reinsurance capacity and increased competition. We directly compete with large companies, smaller companies and other niche insurers and reinsurers. See “Business — Competition”.

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

The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the effects of the COVID-19 pandemic, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide insurance and reinsurance capacity in markets and to consumers that we target, (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments or (iv) government intervention intended to protect consumers may restrict increases in premium rates.

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

Our insurance subsidiaries, branches and offices are subject to the laws and regulations of a number of jurisdictions worldwide, including Bermuda, the UK, Malaysia, Malta, Jordan, Morocco and the UAE. Existing laws and regulations, among other things, limit the amount of dividends that can be paid by our insurance subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our insurance subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance subsidiaries.

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

The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which our group operates. Our business activities are regulated by the Bermuda Monetary Authority in our Bermuda operations, the Prudential Regulation Authority and Financial Conduct Authority in our UK operations, the Malta Financial Services Authority in our Malta operations, the Jordan Insurance Directorate in our Jordanian operations, the Labuan Financial Services Authority in our operations in Malaysia, the Dubai Financial Services Authority in our operations in Dubai and the Casablanca Finance City for our operations in Morocco. This supervision and regulation is generally intended for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to us may:

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

Our accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (the “IASB”) introduced a framework that it described as Phase I which, under its standard IFRS 4, permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, “Insurance Contracts”), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS. IFRS 17 was initially scheduled to become effective in 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. As a result of comments on this exposure draft, the IASB redeliberated on a number of areas of IFRS 17, and on March 17, 2020, the IASB tentatively decided that the effective date of IFRS 17 will be deferred to annual reporting periods beginning on or after January 1, 2023. The Group will be voluntarily changing its basis of accounting from IFRS to the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and will present its consolidated financial statements in U.S. GAAP effective January 1, 2023 (the “first reporting period”). Accordingly, the Group is currently in the process of evaluating the potential transitional impact of such change and its first application of U.S. GAAP. As a result, the Group has discontinued the process of implementing IFRS 17.

Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.

Political initiatives to restrict free trade and close markets, such as Brexit (exit of the United Kingdom from the EU on January 31, 2020) and the U.S. decision to withdraw from the Trans-Pacific partnership and potentially renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and our business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to Brexit, in June 2021 we acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU.

In addition, prolonged and severe disruptions in the overall public and private debt and equity markets, such as occurred during 2008 and in connection with the COVID-19 pandemic, could result in significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector.

Further, the impact on global markets from the outbreak of global pandemics such as COVID-19 is uncertain. The adoption of certain hygiene measures, including quarantining populations, as well as restrictions on travel and the closing of national borders may adversely affect our business. Any prolonged restrictive measures in order to control a contagious disease or other adverse public health developments in our targeted markets may have a material and adverse effect on our business operations. At this point, the extent to which the coronavirus may impact our results is uncertain.

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

In March 2020, the World Health Organization declared a pandemic related to the COVID-19 outbreak, which led to a global health emergency. This resulted in increased travel restrictions and extended shutdown of certain businesses all over the world. The global spread of COVID-19 created significant volatility, uncertainty and disruption in the global economy. However, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. As of December 31, 2021, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant. The extent to which the COVID-19 pandemic will continue to adversely affect our business, financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot reasonably be predicted with confidence at this time, including the duration, spread, and severity of the pandemic; subsequent waves of infection or variant strains, including the impact of the Delta and Omicron variants; the timing, availability, and effectiveness of vaccines as well as vaccination rates among the population; future governments’ and non-governmental organizations’ responses to the pandemic; potential restrictions on our business; the impact of the pandemic on our employees, the employees of subsidiaries and reinsurers, or the employees of other companies with which we do business; and how quickly and to what extent normal economic and operating conditions resume. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

Recent turbulence in the financial markets may limit our ability to access the credit or equity markets. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in global economic conditions may also adversely affect our business, financial condition, results of operations, liquidity or prospects. If we were to decide in the future to raise capital through equity financings, the interest of our shareholders would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common shares. Further, extreme market volatility may leave us unable to react to market events in a prudent manner consistent with our historical practices in dealing with more orderly markets. As a result of the COVID-19 pandemic, we may also face increased costs associated with claims under our policies, an increased number of customers experiencing difficulty paying premiums or policies being designated as “no lapse” for periods of time. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our policies, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance.

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

Due to the evolving and highly uncertain nature of COVID-19, the extent to which the COVID-19 pandemic will continue to impact our business, operations and financial results will depend on numerous evolving factors, many of which are not within our control and which we may not be able to accurately predict, including: its duration and scope; the ultimate availability, administration and effectiveness of vaccines, and our employees’ and the general population’s willingness to receive them; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response; the long-term impact of closing our offices and our employees working from home, including increased technology costs; and the impact of uncertainty related to salary raises and future compensation levels.

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

The Group holds a 32.7% equity ownership interest in several companies located in Beirut and registered in Lebanon, with the Group’s investment amounting to $5.7 million as of December 31, 2021. These companies are engaged in the leasing of commercial buildings which are in the nature of investment property. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at year end 2021, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

Legislation enacted in Bermuda as to economic substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda and its related regulations (together, the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. The ES Act could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations. For purposes of the ES Act, we believe that the Company is a “pure equity holding company”. The economic substance requirements for a “pure equity holding company” are less onerous than those for entities which are carrying out other relevant activities

(pure equity holding entities are subject to minimum economic substance requirements). As such, and as long as it does not carry on any other “relevant activity”, we would not expect to be required to take additional actions beyond the minimum economic substance requirements for the purposes of compliance with the ES Act. However, our expectations could change subject to further amendment and guidance on the interpretation of the ES Act. With respect to IGI Bermuda, for the purposes of the ES Act, we believe IGI Bermuda is carrying on the relevant activity of “insurance”. IGI Bermuda’s compliance with its regulatory requirements under the Insurance Act 1978 of Bermuda and related regulations and the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) will assist in evidencing its compliance with the economic substance requirements under the ES Act, but may not be conclusive. From time to time we engage in dialogue, communication and written correspondence with the Bermuda regulatory authorities regarding our compliance with economic substance requirements. The Bermuda regulatory authorities may from time to time request documentation from us regarding our compliance with economic substance requirements, may require us to enhance our infrastructure in Bermuda or remediate asserted non-compliance and may impose civil penalties if they believe we are not in compliance with applicable regulations. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda for the purpose of satisfying economic substance requirements under the ES Act and this may result in, among other things, some additional operational cost.

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

European legislation known as “Solvency II” was introduced with effect from January 1, 2016 and governs the prudential regulation of insurers and reinsurers. Solvency II requires insurers and reinsurers in Europe to meet risk-based solvency requirements. Solvency II covers three main areas: (i) the valuation of assets and liabilities on a Solvency II economic basis and risk-based solvency and capital requirements; (ii) governance requirements effecting the key functions of compliance, internal audit, actuarial and risk management; and (iii) new supervisory legal entity and group reporting and disclosure requirements, including public disclosures. Solvency II imposes governance requirements on groups with insurers and/or reinsurers operating in the European Economic Area and imposes significant requirements for EU-based regulated companies which require substantial documentation and implementation effort. Following the UK’s departure from the EU it is anticipated that there would be a divergence between UK and EU regulatory systems as the UK determines which EU laws and regulations to maintain and which to replace.

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

Our most significant catastrophe exposures are set forth below:

Natural catastrophes.    The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017. Significant natural catastrophes affecting us in the recent past have included Hurricane Maria, Hurricane Irma and the September 2017 earthquake in Mexico. Our most significant claims relating to natural catastrophes, net of reinsurance, during the recent past have included claims relating to the Mexican floods and Hurricane Dorian in the Bahamas in 2019, the Puerto Rico Earthquake and Hurricane Laura in the state of Louisiana in the United States in 2020, and Hurricane Ida and the European Floods in 2021, which amounted to gross and net reported claims of $9.3 million. The possible effects of natural catastrophes could be compounded by climate change, severe weather, floods and drought, as well as adverse agricultural yields.

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

Global pandemics.    The outbreak of a pandemic disease, like COVID-19, could have a material adverse effect on our liquidity, financial condition and the operating results of our business due to its impact on the economy and financial markets.

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

Cyber.    We do not currently write explicit cyber insurance and seek wherever possible to exclude losses resulting from cyber related events from our coverages. Notwithstanding this, we do have a degree of potential exposure to losses arising following cyber-attacks including where cover has been explicitly written back into policies and exposure to ‘silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies. Even in cases where we attempt to exclude cyber-security and certain other similar risks from some coverage written by us, we may not be successful in doing so.

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

In addition, the 2021 UN Climate Change Conference (COP26) was held in Glasgow and sought to accelerate action towards the goals of the Paris Agreement. The COP26 agreement, although not legally binding, includes pledges to further cut CO2 emissions, reduce the use of coal, and significantly increase the amount of money necessary to help poor countries cope with the effects of climate change.

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

•        claims relating to unanticipated consequences of current or new technologies, including cyber-security related risks;

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

Economic conditions in the Middle East region affect us given that approximately 10% of our GWP generated in 2020 and 2021, respectively, originated from risks in this region. In addition, a significant portion of our investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operative Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, such as Syria and Yemen. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. The bulk of our underwriting operations are based in London, with back and middle-office underwriting operations centralized in Jordan. Jordan has proven politically and socially stable, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to our operations, we have the capacity to service our operations in Jordan from our London and Dubai offices should the situation change.

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

•        the estimated expenses of settling claims, including both:

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

It is our policy not to underwrite any business directly in countries or for entities targeted under international sanctions of the UK, the EU, the United States (the Office of Foreign Assets Control (“OFAC”)) or the United Nations. Over the past 5 years, we received de minimis revenues relating to risks in Sudan, Cuba, Syria, Iran and North Korea. Our business in these countries has been compliant with the applicable sanctions programs. While we have policies and procedures in place designed to ensure that we do not insure any activity that breaches applicable international sanctions, there remains the risk of an inadvertent breach which may result in lengthy and costly investigations followed by the imposition of fines or other penalties, any of which might have a material adverse effect on our financial condition and results of operations. Our business has been affected by the imposition of sanctions in regions that previously were important markets for us. To the extent that sanctions are imposed on any of our key markets, our business will be negatively impacted.

On February 24, 2022 the Russian Federation launched a full-scale military invasion into Ukraine. This has already led to significant economic and humanitarian consequences for both countries, and the long-term wider impact continues to be unknown as the situation develops. Areas of uncertainty include the impact on global energy prices, financial markets as well as the possible further escalation of the conflict. We continue to monitor the situation alongside potential exposures to IGI’s balance sheet and the imposition of sanctions.

We are subject to various anti-corruption and anti-money laundering laws, regulations and rules, the violation of which could adversely affect our operations.

Our activities are subject to applicable money laundering regulations and anti-corruption laws in the jurisdictions where we operate, including Bermuda, the United States, the UK and the EU, among others. For example, we are subject to The Bribery Act 2016 of Bermuda, The U.S. Foreign Corrupt Practices Act of 1977, and the UK Bribery Act 2010, which, among other matters, generally prohibit corrupt payments or unreasonable gifts to foreign governments or officials. We do business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where we may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of our employees, consultants, sponsors or agents. Although we have in place systems and controls designed to comply with applicable laws and regulations (including continuing education and training programs), there is a risk that those systems and controls will not always be effective to achieve full compliance, as those laws and regulations are interpreted by the relevant authorities. Failure to accurately interpret or comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could subject us to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could damage our business or reputation. Such damage could have a material adverse effect on our financial condition and results of operations.

We rely on brokers to source our business and our business may suffer should our relationship with brokers deteriorate.

We market our insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. Our top 5 international brokers produced 67% of the gross written premiums of our underwriting operations for the year ended December 31, 2020 and 59% for the year ended December 31, 2021. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. Due to the concentration of our brokers, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.

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

These risks are inherently unpredictable. It is difficult to predict the frequency of events of this nature and to estimate the amount of loss that any given occurrence will generate. Some of these large losses may also have the potential for exposure across multiple lines of business. While no such claims may be material to us, in the aggregate they could require us to recognize significant losses in a single reporting period, which could have a material adverse effect on our capital position, results of operations and financial condition in that particular reporting period. It is also possible that such losses could exceed the reinstatement capacity of our reinsurance coverage, which would have a material adverse effect on our results of operations.

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

Our reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across our underwriting portfolio, in return for which we cede to third party reinsurers a certain percentage of our GWP in any given year. That percentage was 28% for the year ended December 31, 2020 and 30% for the year ended December 31, 2021. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.

Our reinsurance programs are usually purchased annually, with different programs expiring throughout the year. The amount of coverage purchased is determined by our risk appetite and underlying exposure base together with the price, quality and availability of such coverage. Coverage purchased for one year will not necessarily conform to purchases for another year, which may result in variation as to the extent of the coverage year-on-year, even though some policies we issue are multi-year policies. In addition, reinsurance cessation and commencement terms, timing and cost could leave us with an exposure where intended reinsurance protection is either omitted or only partially effective. One or more of our reinsurers could become insolvent, which could cause a portion of our reinsurance protection to become ineffective. In addition, reinsurers may not always honor their commitments or we may have disagreements with reinsurers with respect to the extent of their obligations, which could result in our having greater exposure than anticipated. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business.

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

For a discussion of certain ongoing disputes with reinsurers, see Note 26 to IGI’s consolidated financial statements included elsewhere in this annual report.

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

Underwriting is a matter of judgment, involving assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. We have made significant investments through vendor models to develop analytic and modeling capabilities to facilitate our underwriting, risk management, capital modeling and allocation, and risk assessments relating to the risks we assume. These models and other tools help us to manage our risks, understand our capital utilization and risk aggregation, inform management and other stakeholders of capital requirements and seek to improve the risk/return profile or optimize the efficiency of the amount of capital we apply to cover the risks in the individual contracts we sell and in our portfolio as a whole. However, given the inherent uncertainty of modeling techniques and the application of such techniques, the possibility of human or systems error, the challenges inherent in consistent application of complex methodologies in a fluid business environment and other factors, our models, tools and databases may not accurately address the risks we currently cover or the emergence of new matters which might be deemed to impact certain of our coverages.

Many of our methods of managing risk and exposures are based upon observed historical market behavior and statistic-based historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. These uncertainties can include, but are not limited to, the following:

•        The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);

•        The models may not accurately reflect the true frequency of events;

•        The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;

•        The models may not accurately represent loss potential to reinsurance contract coverage limits, terms and conditions; and

•        The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.

Accordingly, our models may understate the exposures we are assuming. Conversely, our models may prove too conservative and contribute to factors which may impede our ability to grow in respect of new markets or perils or in connection with our current portfolio of coverages or the loss environment otherwise may prove more benign than our capital loading for catastrophes or other modeled losses. In such case of excess capital, we may make a judgment about redeploying the capital in lines of businesses or pursuing other capital management activities, such as dividends or share repurchases, which judgment may also depend on modeling techniques and results. If capital models prove inadequate, our result of operations and financial condition may be materially adversely impacted.

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

Our investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2021, our investment in fixed maturity securities was approximately $420.9 million, or 46.0% of our total investment and cash portfolio, including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of corporate securities (98.1%) and government securities (1.9%).

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

Intangible assets are originally recorded at cost. Intangible assets are reviewed for impairment at least annually or more frequently if indicators are present and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects impairments in operations as such evaluations are revised. Intangible asset impairment charges can result from declines in operating results, divestitures or sustained market capitalization declines and other factors. Impairment charges could materially affect our financial results in the period in which they are recognized. There can be no assurance that our management has accurately assessed the level of impairments taken in our financial statements. Furthermore, management may determine that impairments are needed in future periods and any such impairment will be recorded in the period in which it occurs, which could materially impact our financial position or results of operations. While historically our other-than-temporary impairments have not been material, historical trends may not be indicative of future impairments or allowances. As of December 31, 2021, intangible assets represented approximately 1.1% of shareholders’ equity. We continue to monitor relevant internal and external factors and their potential impact on the fair value of our reportable segments, and if required, we will update our impairment analysis.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the recoverable reinsurance that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2021, the amount owed to us from our reinsurers for paid claims was approximately $16.6 million and the portion of our case reserves due from reinsurers was approximately $120.3 million. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business. For a discussion of certain ongoing disputes with reinsurers, see Note 26 to IGI’s consolidated financial statements included elsewhere in this annual report.

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

While we maintain a disaster recovery database and are currently implementing a real-time disaster recovery system, we operate from premises and in markets that may be affected by acts of terrorism or nuclear, chemical, biological or radiological exposure, as well as effects resulting from the COVID-19 pandemic. Such actions may be uninsurable and, were they to occur in our premises or those of third parties with or through which we conduct our business, it could prevent us from carrying on that business, which could have a material adverse effect on our results of operations.

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

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we may require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit. During 2021, no third parties were required to post collateral for our benefit.

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

In addition, brokers generally are entitled to commingle payments made by, or owing to, us, with their other client monies. These commingled funds owing to us could then be claimed by other creditors or otherwise disposed of, which could prevent us from recovering the amount due. However, the majority of insurance policies have Premium Payment Warranties that enable us to cancel coverage in case of non-payment of premiums. Of the brokers with whom we transact business, as of December 31, 2021, 86% were located in the UK, 3% were located elsewhere in Europe, 10% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 1% were located in North, South and Central America.

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

We are exposed to credit risk in certain areas of our business operations.

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

Each of our regulated underwriting entities is required to meet stipulated regulatory capital requirements. These include capital requirements imposed by the UK Prudential Regulation Authority, the Malta Financial Services Authority and the Bermuda Monetary Authority.

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

Although we have implemented controls and have taken protective actions to reduce the risk of an enterprise failure and protect against a security breach, such measures may be insufficient to prevent, or mitigate the effects of, a global natural disaster, cyber-attack, or other disruption on our systems that could result in liability to us, cause our data to be corrupted or stolen and cause us to commit resources, management time and money to prevent or correct those failures.

Moreover, employee or agent negligence, error or misconduct may be difficult to detect and prevent, and could materially adversely affect our operations.

It is not always possible for us to prevent or detect employee or agent negligence, error and misconduct and the precautions taken to prevent or detect this activity may not be effective in all cases. Resultant losses could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on our ability to process a large number of increasingly complex transactions. If any of our operational, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Moreover, third parties with whom we do business, including vendors that provide services or security solutions for our operations, could also be sources of operational and information security risk to us, including from breakdowns, failures, or capacity constraints of their own systems or employees. Any of these occurrences could diminish our ability to operate our business, or cause financial loss, potential liability to insureds, inability to secure insurance, reputational damage or regulatory intervention, which could materially adversely affect us.

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

One leading data protection law is the General Data Protection Regulation (the “GDPR”), which came into force throughout the EU in May 2018 and has extra-territorial effect. The GDPR applies not only to companies in the EU but also to companies anywhere in the world that collect personal data from individuals in the EU in connection with offering goods or services to such individuals or monitoring their behavior in the EU. It also imposes obligations on EU companies processing data of non-EU citizens. The GDPR imposes extensive requirements regarding the processing of personal data and confers rights on data subjects including the “right to be forgotten” and the right to “portability”

of personal data. The GDPR imposes significant punishments for non-compliance which could result in a penalty of up to 4% of a company’s global annual revenue. Many other jurisdictions around the world also have enacted privacy and data protection laws, and these laws continue to evolve and expand.

Compliance with the enhanced obligations imposed by the GDPR and other privacy and data protection laws requires investment in appropriate technical or organizational measures to safeguard the rights and freedoms of data subjects, which may result in significant costs to our business and may require us from time to time to further amend certain of our business practices. Enforcement actions, investigations and the imposition of substantial fines and penalties by regulatory authorities as a result of data security incidents and privacy violations have increased dramatically in recent years. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact us through increased costs or restrictions on our business, and noncompliance could result in regulatory penalties, significant legal liability, and reputational damage and cause us to lose business.

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

We are exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than our functional currency. The currencies in which these transactions are primarily denominated are Sterling (GBP), euro (EUR) and the Australian Dollar (AUD). As a significant portion of our transactions are denominated in U.S. dollars, this reduces currency risk. Intra-group transactions are primarily denominated in U.S. dollars.

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

We write business on a worldwide basis, and our results of operations may be affected by fluctuations in the value of currencies other than the U.S. Dollar. The primary foreign currencies in which we operate are the euro, the Sterling and the Australian Dollar. Changes in foreign currency exchange rates may reduce our revenues, increase our liabilities and costs and cause fluctuations in the valuation of our investment portfolio. We may therefore suffer losses solely as a result of exchange rate fluctuations. In order to mitigate our exposure to foreign currency fluctuations in our net insurance liabilities, we have invested and expect to continue to invest in securities denominated in currencies other than the U.S. Dollar. In addition, we may replicate investment positions in foreign currencies using derivative financial instruments. We cannot assure you that we will be able to manage these risks effectively or that they will not have an adverse effect on our business, financial condition or results of operations.

The exit of the United Kingdom from the European Union could have a material adverse effect on our business.

On January 31, 2020, the UK left the EU, commonly referred to as “Brexit”. Under the terms of the Brexit withdrawal agreement between the UK and the EU, the UK then entered a transition period whereby it was no longer a member of the EU but would be treated in certain respects as if it remained a member of the single market and customs union until December 31, 2020. On December 24, 2020, the UK and the EU reached agreement on the draft UK-EU

Trade and Cooperation Agreement (“TCA”), which governs a number of areas including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in EU programmes. On December 30, 2020, the TCA was ratified and implemented in the UK pursuant to the EU (Future Relationship) Act 2020. The agreement was ratified by the European Parliament and the Council of the EU on April 29, 2021 and entered into force on May 1, 2021.

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

Following Brexit, in June 2021 IGI acquired an EU insurance operation in Malta (as a wholly owned subsidiary of IGI Bermuda), from which we have direct access to the previously inaccessible EU part of the European market which was no longer accessible from the UK. As of December 31, 2020, our UK subsidiary had approximately $21.6 million of direct business domiciled in the EU, when measured in terms of gross written premium. This figure excludes a further $15.7 million of business in Norway (which is a member of the EEA but not the EU).

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

Changes in the method for determining the London Interbank Offered Rate (“LIBOR”) and the potential replacement of LIBOR may affect some of our current future investments.

On July 27, 2017, the Financial Conduct Authority announced its desire to phase out the use of LIBOR by the end of 2021, which may affect investments and borrowings. Since December 31, 2021, all EUR, GBP, JPY and Swiss Franc LIBOR settings and the 1-week and 2-month USD LIBOR settings have ceased to be published or are no longer representative, and after June 30, 2023, the overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR settings will cease to be published or will no longer be representative.

The U.S. Federal Reserve has also begun publishing a Secured Overnight Funding Rate which is intended to replace USD LIBOR. Plans for alternative reference rates for other currencies have also been announced. It is not possible to predict how investment markets will respond to these new rates, and the effect that any changes in LIBOR or the discontinuation of LIBOR might have on new or existing financial instruments, including the effectiveness or ineffectiveness of hedges. However, such changes may adversely impact the value of some of our current or future investments.

Changes may adversely affect the market for securities referencing LIBOR, which in turn could have an adverse effect on LIBOR-linked investments. In addition, changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities.

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

Since March 2020, IGI has been subject to numerous rules, regulations, corporate governance requirements and other reporting obligations in the U.S. by virtue of being a publicly reporting company listed on Nasdaq in the U.S. These include numerous rules, regulations and requirements adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended the (“Exchange Act”) and the Sarbanes-Oxley Act, as amended (the “Sarbanes-Oxley Act”) and rules and regulations adopted by Nasdaq. The significant regulatory oversight and reporting obligations imposed on public companies require substantial attention from our senior management and from time to time could divert attention away from the day-to-day management of our businesses, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, corporate governance obligations, including with respect to the development and implementation of appropriate corporate governance policies, and concurrent service on the board of directors and possibly multiple board committees, impose additional burdens on our non-executive directors.

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

Before we became a U.S. public company, during 2019, IGI Dubai made approximately $90,000 of salary advances to one of our executive officers. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits a public company from extending or maintaining credit or arranging for the extension of credit in the form of a “personal loan” to directors or executive officers. While these advances remained outstanding following the closing of the Business Combination in March 2020, the advances were paid off during 2020 and as of December 31, 2020 and thereafter there have been no outstanding advances or other loans to directors and officers.

Failure to maintain effective internal control over financial reporting (ICOFR) could have a material adverse effect on our business, operating results and stock price.

On April 12, 2021, the SEC Staff issued the SEC Staff Statement, wherein the SEC Staff expressed its view that certain terms and conditions common to Special Purpose Acquisition Companies (“SPACs”) warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity for purposes of U.S. GAAP. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. As a result of the SEC Staff Statement, although the Company’s financial statements are prepared in accordance with IFRS as adopted by the IASB, as opposed to U.S. GAAP, we reevaluated the accounting treatment of our public and private warrants. As a result of our reevaluation, and following discussion with the staff of the SEC, we decided to restate our previously issued consolidated financial statements for the year ended December 31, 2020. As a result, the warrants are now classified as liabilities at fair value in the Company’s consolidated statement of financial position at December 31, 2020 and 2021 and the change in the fair value of such liabilities in each period is recognized as a gain or loss in the Company’s consolidated statement of income.

In light of the restatement, the Company reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020, and concluded that as of December 31, 2020 its internal controls over financial reporting were not effective due to a material weakness in the internal controls around complex accounting applications. Specifically the review controls over the evaluation of complex, non-routine financial instrument transactions, were not sufficient to detect the proper accounting and reporting for the Warrants previously issued by Tiberius, which were outstanding and recorded on our consolidated financial statements at the time of the Business Combination with Tiberius.

Since identifying such material weakness, our management has implemented a remediation plan in order to address the material weakness, including, among other things, expanding and improving our review process for complex securities and related accounting standards, enhancing access to accounting literature, professional training regarding complex accounting applications and employing additional staff with the requisite experience and training to supplement existing accounting professionals, in addition to consulting with third-party subject matter advisors when needed. As a result of such remediation efforts, our management has determined that the above material weakness has been remediated as of December 31, 2021 and that our internal control over financial reporting was effective as of December 31, 2021.

If in subsequent years we detect any additional material weaknesses and are unable to assert that our internal control over financial reporting is effective, we may fail to meet our future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect.

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

You will have limited ability to bring an action against the Company or against its directors and officers, or to enforce a judgment against the Company or its director and officers, because the Company is incorporated in Bermuda, because the Company conducts its operations primarily outside of the United States and because a majority of the Company’s directors and officers reside outside the United States.

We are an exempted company incorporated in Bermuda and, as a result, the rights of the holders of our common shares will be governed by Bermuda law and our memorandum of association and our Amended and Restated Bye-laws. We conduct our operations through subsidiaries which are located primarily outside the U.S. All of our current assets are located outside the U.S., and substantially all of our business is conducted outside the U.S. All of our officers and a majority of our directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it could be difficult or highly challenging for you to effect service of process on these individuals in the U.S. in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the U.S. judgments obtained in U.S. courts against the Company or those persons based on civil liability provisions of the U.S. securities laws. It is doubtful whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions. In addition, our Amended and Restated Bye-laws state that all disputes arising out of the Companies Act or out of or in connection with our Amended and Restated Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

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

To the fullest extent permitted by law, the forum selection bye-law discussed above will apply to derivative actions or proceedings brought on behalf of the Company and arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, although we have been advised by the SEC that in the opinion of the SEC, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bye-law to be inapplicable or unenforceable.

This forum selection bye-law could limit the ability of our shareholders to bring certain actions or proceedings involving disputes with us or our directors, officers and other employees in a forum of our shareholders’ choosing. If a court were to find the forum selection bye-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

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

Generally, the duties of directors and officers of a Bermuda company are owed to the company and not, in the absence of special circumstances, to the shareholders as individuals. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions and derivative actions are typically not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Our

Amended and Restated Bye-laws state that all disputes arising out of the Companies Act or out of or in connection with the Amended and Restated Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda. This would make it more difficult to make certain claims against the Company or its directors or officers in jurisdictions outside of Bermuda, including the U.S. Additionally, our Amended and Restated Bye-laws contain a waiver by the Company’s shareholders of any claim or right of action, both individually and on the Company’s behalf, against any of the Company’s directors or officers. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against the Company’s officers and directors unless the act or failure to act involves fraud or dishonesty.

Nasdaq may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions.

In order to list common shares and warrants, we were required to meet the Nasdaq initial listing requirements, including the requirement to have at least 300 round lot holders of our common shares, at least 50% of which must hold at least $2,500 of securities. Although we were able to meet those initial listing requirements, we may be unable to maintain the listing of our securities in the future.

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

Our Amended and Restated Bye-laws contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests. Among other provisions, the staggered board of directors and Wasef Jabsheh’s director appointment rights may make it more difficult for our shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. For so long as Wasef Jabsheh, together with his family and/or affiliates, own at least 10% of our issued and outstanding common shares, Wasef Jabsheh will be entitled to appoint two directors to our board of directors. For so long as Wasef Jabsheh, together with his family and/or affiliates, own at least 5% of our issued and outstanding common shares, Wasef Jabsheh will be entitled to appoint one director to our board of directors. Other anti-takeover provisions in our Amended and Restated Bye-laws include the ability of our board of directors to issue preference shares with preferences and voting rights determined by the board of directors without shareholder approval, the indemnification of our officers and directors, the requirement that directors may only be removed from our board of directors for cause, the provision that shareholders may take specified action by written consent only if such action is by unanimous written consent, the requirement for the affirmative vote of 66% of the directors then in office and holders of at least 66% of the voting shares to amend specified provisions in our Amended and Restated Bye-laws and the requirement that a business combination with a 15% shareholder must be approved by an affirmative vote of 66% of the voting shares owned by non-interested shareholders and our board of directors. These provisions could also make it difficult for our shareholders to take certain actions and limit the price investors might be willing to pay for our securities.

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

In addition, as a “foreign private issuer” whose common shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. Unlike the requirements of Nasdaq, the corporate governance practice and requirements in Bermuda do not require us to have a majority of independent directors; do not require us to establish a nomination committee or a nomination committee consisting of only independent directors; do not require us to have a compensation committee or a compensation committee consisting of only independent directors; and do not require us to hold regular executive sessions of the board of directors where only independent directors shall be present. Such Bermuda home country practices may afford less protection to holders of our common shares. We intend to voluntarily comply with certain Nasdaq corporate governance requirements, including having a majority of independent directors on the board of directors and establishing compensation and nomination committees of the board of directors, but we are not required to do so and may cease doing so at any time as long as we maintain our status as a “foreign private issuer.”

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

A non-U.S. corporation will be considered a passive foreign investment company (a “PFIC”) for any taxable year if either at least 75% of its gross income for such taxable year is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”). Accordingly, for purposes of these rules, the Company will be treated as owning all the assets of the three insurance companies through which it conducts its business (viz., IGI Bermuda, IGI UK and IGI Europe (together, the “Insurance Subs”)). Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” (a “QIC”) is excluded from the definition of passive income, even though that income would otherwise be considered passive (the “Insurance Company Exception”). Although not free from doubt, under certain recently proposed regulations on which taxpayers may rely until final regulations are published (the “Proposed Regulations”), the Company believes the Insurance Company Exception will apply to all of the QIC’s income earned with respect to assets of the QIC that are available to satisfy liabilities of the QIC related to its insurance business. Taking into account the income and assets of the Insurance Subs, which are treated as the income and assets of the Company for purposes of the PFIC rules, and treating that income and assets as active, the Company expects that less than 75% of its total income and that less than 50% of its total assets will be passive. Thus, the Company expects that it will not be treated as a PFIC for the current year and does not expect to be so treated in foreseeable future years. However, the PFIC determination is factual in nature and is made annually. In particular, it will depend on the relative assets and insurance liabilities of each of the Insurance Subs and on the manner in which they conduct their businesses and are regulated. Accordingly, no assurance can be given that the Company will not be a PFIC for the current year or will not become a PFIC in any future taxable year. A U.S. investor that owns Company common shares or warrants during any year in which the Company is a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”).”

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

As of December 31, 2021, former IGI Dubai shareholders own approximately 61.5% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:

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

•        amendments to our organizational documents; and

•        the winding up of the Company.

Furthermore, as of December 31, 2021, Wasef Jabsheh, who was IGI Dubai’s Founder, Chief Executive Officer and Vice Chairman and is currently our Chief Executive Officer and Chairman, was our largest single shareholder and beneficially owned approximately 33.9% of our issued and outstanding common shares. Two other former IGI Dubai shareholders, Oman International Development & Investment Company SAOG (“Ominvest”) and Argo Re Limited (“Argo”), beneficially owned 14.2% and 6.7% of our issued and outstanding common shares, respectively, as of December 31, 2021. Beneficial ownership is calculated in accordance with the rules and regulations of the SEC. Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis the Company and minority shareholders, the former IGI Dubai shareholders may make decisions in respect of the business that do not serve the interests of the Company or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

The grant and future exercise of registration rights may adversely affect the market price of our common shares.

Pursuant to the registration rights agreement among Tiberius and the Sponsor, and officers and directors of Tiberius, that was assumed by the Company in connection with the Business Combination, and the registration rights agreement among the Company, the Sponsor in its capacity as the Purchaser Representative, and certain former shareholders of IGI Dubai entered into at the closing of the Business Combination, we were required to file a resale registration statement shortly after closing which registered for resale our common shares held by the Sponsor, the former officers and directors of Tiberius and former shareholders of IGI Dubai. In addition, the Sponsor, the former officers and directors of Tiberius and certain former shareholders of IGI Dubai can demand that the Company register their registrable securities under certain circumstances and also have piggyback registration rights for their securities in connection with certain registrations of securities that we undertake. We were also required to file and maintain an effective registration statement under the Securities Act covering securities issued at Closing to investors pursuant to forward purchase contracts and securities issued at Closing to the PIPE Investors. We are also required to file a registration statement covering the issuance of our common shares upon the exercise of our warrants. The Company initially filed such registration statement on Form F-1 with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. The registration statement on Form F-1 has been replaced by a new registration statement on Form F-3, which was declared effective by the SEC on November 3, 2021.

The registration of these securities pursuant to the registration statement or any future registration statement that the Company may file will permit the public resale of such securities, subject to any contractual lock-up restrictions. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common shares.

Sales of a substantial number of our securities in the public market could adversely affect the market price of our common shares.

As of December 31, 2021, Wasef Jabsheh, Ominvest and Argo beneficially owned 18,094,026, 6,942,692 and 3,309,552 of our common shares, respectively. All of these shares and all of our common shares received by the former IGI Dubai shareholders in the Business Combination have been registered for resale on a registration restatement on Form F-3 and are available for resale in the public market. Sales of a significant number of our common shares in the public market, or the perception that such sales could occur, could reduce the market price of our common shares.

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

So long as our registration statement on Form F-3 remains effective or upon satisfaction of the requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the former IGI Dubai shareholders may sell large amounts of our common shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our securities.

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

Our board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual or annual basis. The board of directors’ evaluation will depend on numerous factors, including our results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors. Among other things, in the current environment, the board of directors will take into consideration the views of regulators with respect to dividend policies of insurance companies as well as the board of directors’ and management’s evaluation of global market conditions. In addition, there are certain restrictions on the declaration and payment of dividends by the Company’s insurance subsidiaries which such restrictions are further detailed in this annual report.

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

Although the Company still anticipates that it will declare dividends, the board of directors has not yet made any final decisions with respect to its dividend policy. Any decision to declare dividends will be made based on an evaluation and review of the Company’s latest results and the Company’s analysis of its pending claims, market conditions, and advice from the Company’s regulators, among other factors. In addition, as a Bermuda exempted company, the Company must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. The Company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

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

General Risk Factors

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

International financial market disruptions such as the ones experienced in the last global financial crisis in 2008, as well as the economic effects caused by the COVID-19 pandemic, along with the possibility of a prolonged recession, may potentially affect various aspects of our business, including the demand for and claims made under our products, counterparty credit risk, the ability of our customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may also adversely affect our share price. Depending on future market conditions, we could incur substantial realized and unrealized losses in future periods, which may have an adverse impact on our results of operations, financial condition, credit ratings, insurance subsidiaries’ capital levels and our ability to access capital markets.

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

Our financial statements are prepared in accordance with IFRS as issued by the IASB. The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards or issue new financial accounting and reporting standards under which we prepare our consolidated financial statements. These changes can materially impact the means by which we report financial information, affecting our results of operations. Also, we could be required to apply new or revised standards retroactively.

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

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common shares and, as a result, there may be significant volatility in the market price of our common shares. If we are unable to operate profitably as investors expect, the market price of our common shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common shares and increase fluctuations in our earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage, the risk of potential legal proceedings or government investigations, the possible effects of war, terrorism and other hostilities, the effects of global pandemics such as COVID-19, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the insurance industry.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Although our securities are listed on Nasdaq, there can be no assurances that an active trading market for our securities will be sustained. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as large purchases or sales of the common shares, legislative changes and general economic, political or regulatory conditions. The release of our financial results may also cause our share price to vary. If an active market for our securities does not develop, it may be difficult for you to sell our common shares you own or purchase without depressing the market price for the shares or to sell the shares at all. The existence of an active trading market for our securities will depend to a significant extent on our ability to continue to meet the Nasdaq listing requirements, which we may be unable to accomplish.

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

General

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, casualty, financial institutions, marine, contingency and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we and our predecessors have prudently grown our business with a focus on underwriting profitability.

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

Our Chief Executive Officer, Wasef Jabsheh, with the assistance of our President, Walid Jabsheh, founded IGI Dubai in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $153 million for the year ended December 31, 2009 to $546 million for the year ended December 31, 2021, resulting in a compound annual growth rate (CAGR) of 11.2%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 90.4% over the same time period. Our growth and underwriting performance has allowed us to post consistently strong profitability levels with an unlevered return on average equity of 9.8% over the same time period with limited volatility through market cycles.

Our primary underwriting subsidiary, International General Insurance Co. Ltd. (“IGI Bermuda”), is a class 3B insurance and reinsurance company regulated by the Bermuda Monetary Authority. IGI Bermuda’s subsidiary, International General Insurance Company (UK) Limited (“IGI UK”), underwrites UK and international domiciled business and risks that are predominantly sourced through London brokers and is regulated by the UK Prudential Regulatory Authority (“PRA”) and the UK Financial Conduct Authority (“FCA”). We underwrite insurance in the EU through our Malta subsidiary, International General Insurance Company (Europe) S.A., which is regulated by the Malta Financial Services Authority. We maintain our centralized operational functions in Amman, Jordan, complemented by offices in London and Dubai and our Asia Pacific hub in Kuala Lumpur, Malaysia. We are licensed as a Tier 2 reinsurer in Labuan, Malaysia and have a representative office in Casablanca, Morocco.

Our presence in various geographic locations provides us with access to global business in profitable niche markets. Our technical underwriting capabilities, client service, nimble culture and ability to quickly adapt to changing market conditions further support our strong market position and reputation as an expert in niche businesses in our core geographies.

The following charts show the sources of IGI’s gross written premium by geography, segment and line of business during the year ended December 31, 2021:

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

Long-standing relationships with key brokers

Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 59.0% of our premiums in the year ended December 31, 2021. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace.

A pillar of our high quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.

Geographically diverse, specialty and niche book of business

Since IGI’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2021, we wrote 36.1% of our business in the United Kingdom, 8.9% in Continental Europe, 3.8% in Latin America, 9.8% in the Middle East and 10.2% in Asia. The remaining business was underwritten in the Caribbean, Africa, Australasia and North America. We currently underwrite business in three business segments through 13 lines of business spanning across attractive specialty and niche products. Of $545.6 million in gross written premiums for the year ended December 31, 2021, 43.9% was generated by our specialty long-tail segment, 51.7% by the specialty short-tail segment and 4.4% by the reinsurance segment.

Disciplined risk selection

Our underwriting approach combines decades of customized underwriting experience of our management and underwriting teams with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2021, 71.3% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 24.3% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 4.4% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

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

Expand our presence to new specialty lines of business and markets

We seek to leverage our proven advantages of technical underwriting, local market knowledge, distribution relationships and financial strength to grow into adjacent lines and markets. We continually seek to evaluate additional lines of business and markets that will complement our core competencies and where we believe we can generate attractive risk-adjusted returns. For example, in 2021, we started underwriting our contingency line of business, which produced $3.5 million of premiums in 2021, and we acquired our Malta subsidiary giving us the capability to continue to underwrite business throughout the European Economic Area (“EEA”). In addition, our expansion into Kuala Lumpur has opened up new business opportunities that will further strengthen our offerings in the Asia Pacific region. In April 2020, we expanded into the U.S. market and began writing excess and surplus lines of business.

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

Maintain our conservative investment strategy

We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of December 31, 2021, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 46.2% of our invested assets and fixed income securities represented 46.0% of our invested assets as of December 31, 2021. Our fixed income portfolio is geographically diverse with an average maturity of 4.7 years, with 58.1% of the securities in our portfolio having an S&P Global Ratings rating of ‘A’ and above as of December 31, 2021.

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

Our Specialty Long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business, (3) our marine liability line of business and (4) our inherent defects insurance line of business. The lines of business in our specialty long-tail segment are generally characterized by claims that are often reported and ultimately paid or settled years, or even decades, after the related loss events occur. As a general rule, estimates of accident year or underwriting year ultimate losses for long-tail businesses are notably more uncertain than those for short-tail businesses.

Our Specialty Short-tail segment includes our energy (upstream, downstream, power and renewable), property, construction and engineering, political violence, ports and terminals, marine cargo, contingency and general aviation lines of business. The lines of business in our specialty short-tail segment generally include exposures for which losses are usually known and paid within a relatively short period of time after the underlying loss event has occurred. The underlying loss events typically tend to be of lower frequency and higher severity.

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

The following tables show our gross written premium for the prior three years both on a segment basis and on a line of business and a geographic basis:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Specialty Long-tail
Casualty	190.0	157.5	110.1
Financial Institutions	36.2	39.4	29.0
Marine Liability	3.4	4.6	2.7
Inherent Defects Insurance	10.0	9.0	9.1
Specialty Short-tail
Energy	104.0	91.7	72.1
Property	79.1	69.9	46.2
Construction & Engineering	31.1	17.9	11.5
Political Violence	9.3	8.3	8.3
Ports & Terminals	29.6	25.9	22.3
General Aviation	20.3	23.0	19.2
Marine Cargo	5.1	0.8	0.7
Contingency	3.5	—	—
Reinsurance
Treaty Reinsurance	24.0	19.3	18.0
Total Gross Written Premiums	545.6	467.3	349.2
	Year Ended December 31
	2021	2020	2019
	($) in millions
UK	197.1	158.3	115.8
Europe	48.8	60.0	37.3
Worldwide	27.2	26.6	33.3
Middle East	53.6	48.4	36.9
Africa	27.7	20.9	16.5
Asia	55.8	37.4	32.8
Central America	28.2	37.5	37.7
South America	20.7	20.5	11.1
North America	32.8	22.6	4.3
Caribbean Islands	30.2	16.0	8.3
Australasia	23.5	19.1	15.2
Grand Total	545.6	467.3	349.2

Specialty Long-tail Segment

Casualty

Our casualty line of business represented approximately 33.7% and 34.8% of our GWP for the years ended December 31, 2020 and 2021, respectively.

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

Financial Institutions

Our financial institutions line of business represented approximately 8.4% and 6.6% of our GWP for the years ended December 31, 2020 and 2021, respectively.

The financial institutions business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.

Marine Liability

Our marine liability line of business represented approximately 1.0% and 0.6% of our GWP for the years ended December 31, 2020 and 2021, respectively.

Our marine liability portfolio covers third party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We focus our marine liability portfolio predominantly on Asia and Europe.

Inherent Defects Insurance

Our inherent defects insurance line of business represented approximately 1.9% and 1.8% of our GWP for the years ended December 31, 2020 and 2021, respectively.

Our inherent defects insurance portfolio covers inherent defects insurance and insurance backed guarantee risks. We focus our inherent defects insurance portfolio predominantly on the UK and Europe.

Specialty Short-tail Segment

Energy

Our energy businesses represented approximately 19.6% and 19.1% of our GWP for the years ended December 31, 2020 and 2021, respectively. We have a lead capability in both upstream energy and downstream energy (oil & gas, petrochemicals, refining, conventional power and renewable energy), with a maximum exposure of $50 million and $35 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.

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

Property

Our property business represented approximately 15.0% and 14.5% of our GWP for the years ended December 31, 2020 and 2021, respectively.

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

Construction & Engineering

Our construction and engineering business represented approximately 3.8% and 5.7% of our GWP for the years ended December 31, 2020 and 2021, respectively.

Our construction and engineering line of business provides coverage with respect to construction all risks (CAR), civil engineering completed risks (CECR), machinery breakdown and business interruption (MB/BI), erection all risks (EAR) and contractors’ plant and equipment (CPE/CPM). We focus our construction & engineering portfolio on construction all risks and erection all risks.

Political Violence

Our political violence portfolio represented approximately 1.8% and 1.7% of our GWP for the years ended December 31, 2020 and 2021, respectively.

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

Ports and Terminals

Our ports and terminals business represented approximately 5.5% and 5.4% of our GWP for the years ended December 31, 2020 and 2021, respectively.

Our current offerings in this line of business include the handling of equipment, damage to port property, business interruption and damage to port craft, marine trade, liabilities to authorities and other liabilities. We primarily serve port authorities, terminal operators, stevedores, warehouse operators and depot operators. This also includes a variety of organizations specializing in other aspects of the shipping industry, including freight forwarders, non-vessel operating common carriers, ship managers, ship agents and ship brokers.

General Aviation

Our general aviation business represented approximately 4.9% and 3.7% of our GWP for the years ended December 31, 2020 and 2021, respectively.

Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangar keepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.

Marine Cargo

Our marine cargo line of business represented approximately 0.2% and 0.9% of our gross written premium for the years ended December 31, 2020 and 2021, respectively.

Our marine cargo portfolio covers general cargo, oil, machinery and equipment, project cargo, war on land and freight forwarders. We cover cargo for physical loss or damage while in transit by air, land or sea for importers, exporters and manufacturers. We have a worldwide focus for our marine cargo portfolio.

Contingency

Our contingency line of business represented approximately 0.6% of our gross written premium for the year ended December 31, 2021.

Our contingency portfolio covers all risks event cancellation, non-appearance, event terrorism and political violence perils, named peril cancellation, prize indemnity and bespoke non-physical damage business interruption, in each case excluding communicable disease. We have a worldwide focus for our contingency portfolio.

Reinsurance Segment

Our reinsurance business represented approximately 4.1% and 4.4% of our GWP for the years ended December 31, 2020 and 2021, respectively.

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

Our History

Our group was founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our Labuan branch, which is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermuda subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established our UK subsidiary, which commenced business in 2011. The UK subsidiary underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London. In June 2021, we acquired our Malta subsidiary so that we could continue to underwrite throughout the European Union.

On March 17, 2020, we completed the Business Combination with Tiberius, as a result of which each of IGI Dubai and Tiberius became a subsidiary of the Company and the Company became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI Dubai. Upon consummation of the Business Combination, our common shares and warrants to purchase common shares were listed on Nasdaq.

Platform Overview

We primarily underwrite business through IGI Bermuda, IGI UK and IGI Europe (which are subsidiaries of IGI Bermuda). Additionally, we issue Labuan-governed policies (through a capitalized Malaysian branch of IGI Bermuda) and are also licensed to issue Islamic re-takaful policies. The platforms through which IGI issues these policies are discussed below.

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

IGI Europe

IGI’s Europe-governed policies are issued pursuant to a license held by IGI Europe. IGI Europe was acquired in 2021 in order to continue to underwrite business throughout the European Economic Area (“EEA”) countries following the UK decision to withdraw from the EU (“Brexit”).

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

Marketing and Distribution

We source our business primarily through brokers, with 59.0% of 2021 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Arthur J. Gallagher, Aon, Willis, Lockton, Marsh and Howden Broking Group.

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

•        contribute to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims; and

•        support our marketing efforts through the quality of our claims service and in person support to our underwriting offices globally.

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

The following charts show the percentage breakdown of net case and IBNR including ULAE reserves as of December 31, 2020 and 2021:

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

Investments

Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $21.5 million as of December 31, 2021 which is managed by a third party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee of the board of directors.

Our investments include a sizeable portfolio of high quality and diversified fixed income securities, term deposits and to a lesser extent a modest allocation to equities, alternative funds and real estate holdings.

The following charts show the percentage breakdown of our investment assets by class as of December 31, 2020 and 2021:

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

Regulatory Overview

Bermuda Regulatory Considerations

Bermuda Insurance Regulation

The Insurance Act.    The Insurance Act 1978, and related rules and regulations (the “Insurance Act”), which regulates the business of IGI Bermuda, provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The Bermuda Monetary Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose at any time. It is not necessary that the insurance company be incorporated in Bermuda. A foreign corporation may obtain a permit under the Companies Act to carry on business in Bermuda and then be registered as an insurer in Bermuda under the Insurance Act. (The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” (although in certain circumstances a condition to registration may be imposed to the effect the company may carry on only reinsurance business). The Insurance Act uses the defined term “insurance business” to include reinsurance business. References herein to insurance companies include reinsurance companies.) The Insurance Act also grants to the Bermuda Monetary Authority powers to supervise, investigate and intervene in the affairs of insurance companies. An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority’s functions and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards, as well as auditing and reporting requirements. Bermuda is a Solvency II equivalent jurisdiction, meaning that Bermuda’s laws and regulations broadly mirror the requirements under the Solvency II regime. See “Business — Regulatory Overview — UK Regulatory Framework” and “Operating and Financial Review and Prospects — Capital Requirements — PRA Requirements.” Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 3B insurers are set forth below.

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

Principal Representative and Principal Office.    A Class 3B insurer is required to maintain a principal office and to appoint and maintain a resident principal representative in Bermuda. IGI Bermuda has appointed Marsh IAS Management Services (Bermuda) Ltd. as its principal representative. The address of IGI Bermuda’s principal office is 44 Church Street, Hamilton HM12, Bermuda. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the Authority is given of the intention to do so.

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

Head Office.    A Class 3B insurer is required to maintain its head office in Bermuda. In determining whether the insurer satisfies this requirement, the Bermuda Monetary Authority shall consider, inter alia, the following factors: (i) where the underwriting, risk management and operational decision making of the insurer occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision making related to the insurance business of the insurer are located in Bermuda; and (iii) where meetings of the board of directors of the insurer occur. In making its determination, the Bermuda Monetary Authority may also have regard to (a) the location where management of the insurer meets to effect policy decisions of the insurer; (b) the residence of the officers, insurance managers or employees of the insurer; and (c) the residence of one or more directors of the insurer in Bermuda. This provision does not apply to an insurer that has a permit to conduct business in Bermuda under the Companies Act or the Non-Resident Insurance Undertakings Act 1967. IGI Bermuda’s Head Office remediation plan was assessed. It was concluded that there must be a frequent presence of the senior executives who are responsible for and involved in the decision making related to the insurance business in Bermuda. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure that it is managed and directed from Bermuda, which may result in additional operational cost. IGI Bermuda’s Head Office remediation plan was assessed. It was concluded that there must be a frequent presence of the senior executives who are responsible for and involved in the decision making related to the insurance business in Bermuda. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure that it is managed and directed from Bermuda, which may result in additional operational cost. IGI Bermuda’s Head Office remediation plan may be changed based on additional guidance by the Bermuda Monetary Authority, subsequent legislative requirements and/or any other governmental issuances which may affect the interpretation of the Head Office requirements and thus impact IGI Bermuda’s remediation plan.

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

Annual Financial Statements.    A Class 3B insurer is required to prepare and submit, on an annual basis, audited IFRS or GAAP financial statements (as defined below) and audited statutory financial statements.

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

Cyber Risk Code of Conduct.    The Bermuda Monetary Authority has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance market place providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programmes, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management programme and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management programme.

It is expected that the cyber risk policy will be approved by the registrant’s board of directors at least annually. The Bermuda Monetary Authority will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their IT resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the Bermuda Monetary Authority in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the Bermuda Monetary Authority exercising its powers of intervention and investigation.

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

The definition of shareholder controller is set out in the Insurance Act but generally refers to (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company, or (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company, or (iii) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders’ meeting.

A shareholder controller that owns 10% or more but less than 20% of the shares as described above is defined as a 10% shareholder controller; a shareholder controller that owns 20% or more but less than 33% of the shares as described above is defined as a 20% shareholder controller; a shareholder controller that owns 33% or more but less than 50% of the shares as described above is defined as a 33% shareholder controller; and a shareholder controller that owns 50% or more of the shares as described above is defined as a 50% shareholder controller.

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

Notification of Material Changes.    All registered insurers are required to give notice to the Bermuda Monetary Authority of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the Bermuda Monetary Authority that it intends to effect such material change and before the end of 30 days, either the Bermuda Monetary Authority has notified such company in writing that it has no objection to such change or that period has lapsed without the Bermuda Monetary Authority having issued a notice of objection.

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

Group Supervision.    We are not currently subject to group supervision by the Bermuda Monetary Authority; however, the Bermuda Monetary Authority may, in respect of our insurance group, determine in the future that it is appropriate for it to act as our group supervisor. An insurance group is defined as a group of companies that conducts insurance business. The Bermuda Monetary Authority may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long term insurer or another class of insurer designated by order of the Bermuda Monetary Authority); or (ii) where the insurance group is not headed by a “specified insurer”, where it is headed by a parent company which is incorporated in Bermuda; or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the Bermuda Monetary Authority is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

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

Certain Other Bermuda Law Considerations.    All Bermuda “exempted companies” are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda except that required for their business and held by way of lease or tenancy for a term not exceeding more than 50 years or, with the consent of the Minister of Economic Development (the “Minister”) granted in his discretion, land which is used to provide accommodation or recreational facilities for officers and employees of the company for a term not exceeding 21 years, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or securities issued by Bermuda public authorities, or (4) the carrying on of business of any kind in Bermuda, except in furtherance of business carried on outside Bermuda or under license granted by the Minister. Generally it is not permitted without a special license granted by the Minister to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

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

UK Regulatory Framework

General.    UK insurance companies are regulated by the Prudential Regulation Authority (the “PRA”) and the Financial Conduct Authority (the “FCA”). The PRA is responsible for the prudential regulation of banks, building societies, credit unions, insurers and major investment firms and the FCA is responsible, among other things, for the regulation of the conduct of business of financial services firms. A subsidiary of IGI, International General Insurance Company (UK) Limited (“IGI UK”), is authorized by the PRA to effect and carry out (re)insurance contracts in the UK in all classes of general (non-life) business and is regulated by both the PRA and the FCA.

Following the UK’s decision to withdraw from the EU (“Brexit”), the UK began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one EEA member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the UK, this means the loss of access to EU markets. As of the end of the transition period, IGI UK has lost its passporting rights in the EU, such that it can no longer write insurance business in European Economic Area (“EEA”) countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive. IGI is currently engaging with relevant EU member states to ensure adherence to individual run-off regimes that have been established. In addition, in June 2021 IGI acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU.

Restrictions on Dividend Payments.    The company law of England and Wales prohibits English companies, including IGI UK, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the UK insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times. For ordinary share capital to count as tier 1 capital for solvency purposes, dividends must be capable of being cancelled at any time prior to payment, and the PRA can prohibit a UK insurance company from paying a dividend.

Solvency Requirements.    Under the EU directive covering capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”), an insurer has the option of seeking the approval of a full or partial internal model from its regulator or to use a standard formula to calculate its capital requirements. The provisions of the Solvency II Directive were implemented in the UK by the Solvency 2 Regulations 2015 (SI 2015/575) and through the PRA Rulebook and supervisory statements published by the PRA. In light of Brexit, the UK has onshored the Solvency II Directive and amended the rules so that firms can continue to operate effectively after the end of the transitional period.

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

Change of Control Prior Notifications.    The PRA (in consultation with the FCA) regulates the acquisition of “control” of any UK insurance company which is authorized under the Financial Services and Markets Act 2000 (“FSMA”). The FCA regulates the acquisition of “control” of authorized firms that are only authorized and regulated by the FCA. Any legal entity or individual that (together with any person with whom they are “acting in concert”) directly or indirectly acquires 10% or more of the shares in a UK authorized insurance company, or their parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or their parent company, would be considered to have acquired “control” for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company, managing agent by virtue of their shareholding or voting power in the authorized insurance company, managing agent or parent. A purchaser of 10% or more of the common shares of the Company would therefore be considered to have acquired “control” of IGI UK. Under FSMA, any person proposing to acquire “control” over a UK authorized insurance company must give prior notification to the PRA of their intention to do so. The PRA would then have up to 60 working days (which may be extended by up to a further 30 working days) to consider that person’s application to acquire “control.” Acquiring control without having made the relevant prior application and having received the PRA’s approval (following consultation with the FCA) would constitute a criminal offense by the controller. In addition, if IGI UK fails to notify the PRA of the proposed change of control this could also result in action being taken against IGI UK. A person who is already deemed to have “control” will require prior approval of the PRA and the FCA if such person increases their level of “control” beyond certain percentages. These percentages are 20%, 30% and 50%. Similar requirements apply in relation to the acquisition of control of a UK authorized person which is an insurance intermediary except that application for approval is made to, and decided by, the FCA and the threshold triggering the requirement for prior approval is 20% of the shares or voting power in the insurance intermediary or its parent company.

Senior Managers and Certification Regime.    In December 2019, the FCA and PRA extended the application of the Senior Managers & Certification Regime (“SM&CR”), which previously applied to UK-regulated entities in the banking sector, to insurers, reinsurers, insurance intermediaries and other UK-regulated entities. The Senior Managers & Certification Regime is an enhanced individual accountability framework which built upon and replaced the previous regulatory framework of the Senior Insurance Managers Regime and the Approved Persons regime. The SM&CR seeks to ensure that senior persons who are effectively running insurance firms, or who have responsibility for other key functions at those firms, meet standards of fitness and propriety for acting with integrity, honesty and skill and that there is a clear allocation of responsibilities between senior managers.

Insurance Distribution Directive.    On October 1, 2018, the Insurance Distribution Directive (“IDD”) replaced the Insurance Mediation Directive (“IMD”). While IMD only applied to insurance intermediaries, IDD applied to all those who conduct insurance distribution to clients, such as insurers (i.e., IGI UK) and insurance intermediaries, (including firms such as banks or retailers who provide insurance alongside their primary business) and whose clients range from individual consumers to large multinational organizations. The main provisions of IDD include conduct of business obligations, remuneration disclosure, cross-selling limitations and professional training requirements. The provisions of the IDD have been implemented in the UK mainly by way of amendments to the FCA handbook and the Insurance Distribution (Regulated Activities and Miscellaneous Amendments) Order 2018 (SI 2018/546). As a result of Brexit and following the end of the transitional period on December 31, 2020, the Insurance Distribution (Amendment) (EU Exit) Regulations 2019 came into effect to address the deficiencies in retained EU law relating to the IDD arising from Brexit. Under the European Union (Withdrawal) Act 2018, directly applicable EU legislation made under the IDD was onshored and became part of the UK law at the end of the Brexit transitional period.

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 64% and 51% in 2019 and 2020, respectively. IGI UK’s financial statements for the year ended December 31, 2021 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 57.5%.

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

Companies operating in the DIFC are subject to the DIFC Companies Law No. (5) of 2018, the DIFC Operating Law No. (7) of 2018, the DIFC Companies and Operating Regulations as well as other DIFC commercial legislation.

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

MFSA requirements

Following its acquisition in June 2021, IGI Europe is subject to regulation by the Malta Financial Services Authority (the “MFSA”). The Solvency Capital Requirement (SCR) for IGI Europe is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €3.7 million. IGI Europe has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

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

•        is sufficiently sensitive to future changes in the Company’s risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

•        has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

•        is applied with adjustment for the risk absorbing effect of technical provisions and deferred taxes.

The Standard Formula SCR and associated Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results reported in full to the board of directors of IGI Europe in addition to being communicated to the boards of directors of IGI and IGI Bermuda.

The adequacy of the Company’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s financial statements for the year ended December 31, 2021 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded the MFSA’s requirements by 183%.

Jordan

Our subsidiary, IGI Underwriting Co. Ltd (“IGI Underwriting”), which is based in Amman, Jordan, is subject to regulation of the Jordan Insurance Directorate. The Jordan Insurance Directorate was established in 2014 under the Ministry of Industry, Trade and Supply. The Jordan Insurance Directorate replaced the Insurance Commission of Jordan pursuant to the restructuring of Institutions and Government Departments Law No 17 of 2014, Article D. The Jordan Insurance Directorate is now responsible for supervising and controlling the industrial sector. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business & Responsibilities of the Coverholder.” As a licensed offshore entity, IGI Underwriting is required to update certain information with the Jordan Insurance Directorate annually, including information regarding the following:

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

We compete with major U.S., UK, Bermudian, European and other domestic and international insurers and reinsurers and underwriting syndicates from Lloyd’s, some of which have longer operating histories, more capital and/or more favorable ratings than we do, as well as greater marketing, management and business resources. We also compete with capital market participants that create alternative products, such as catastrophe bonds, that are intended to compete with traditional reinsurance products. In addition to asset managers and reinsurers who provide collateralized reinsurance and retrocessional coverage, the availability of these non-traditional products could reduce the demand for both traditional insurance and reinsurance products.

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

In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables us to cede portions of our underwriting risk to others. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2021, the amount owed to us from our reinsurers for paid claims was approximately $16.6 million and the portion of our case reserves due from reinsurers was approximately $120.3 million. In some cases there can be disputes with reinsurers over their contractual obligations and their understanding of our maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate our maximum liability. In some cases these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by us and in some cases by our reinsurers.

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

The non-U.S. based subsidiaries of the Company operate in compliance with applicable laws and regulations of the various jurisdictions in which they operate, including applicable international (United Nations and EU) laws and regulations. While our companies based and operating outside the United States generally are not subject to U.S. law, as an international group, we have in place policies and procedures that apply to all our affiliates worldwide and often impose requirements that go beyond local law.

International General Insurance Company (UK) Limited (“IGI UK”), a subsidiary of IGI Bermuda organized under the laws of the United Kingdom, has in place a GBP-denominated insurance policy for the UK and Hong Kong branches of Melli Bank PLC, which is designated on the Specially Designated Nationals List (“SDN list”) of the OFAC of the U.S. Department of Treasury. The policy was entered into in compliance with all applicable laws and regulations. The parent company Melli Bank and the Tehran branch of Melli Bank PLC are excluded from the policy. The total gross premium and net premium arising from the policy is in each case less than $100,000. The policy expired on September 30, 2020 and we did not renew the policy with Melli Bank PLC.

In addition, IGI Bermuda, our subsidiary organized under the laws of Bermuda, is in the maintenance phase for three EUR-denominated policies providing construction insurance for UnipolSai Assicurazioni S.p.A. UnipolSai Assicurazioni S.p.A is not designated on any US sanctions lists. These policies were entered into and active during the time sanctions were eased pursuant to the Joint Comprehensive Plan of Action (“JCPOA”). Since the United States’ withdrawal from the JCPOA, the policies have been in a maintenance phase. The policies reinsured the construction of the final part of an offshore platform installation on behalf of Petro Paydar Iranian Company, an entity that is not on the SDN list. The relevant field operator for the location of the offshore platform was Pars Oil & Gas Company, an entity that was not, at the time the policies were active, on the SDN list. The maintenance phase expired on May 16, 2020 and we did not renew these policies upon their expiration. The total gross premium of these policies for the entire period of cover was approximately $513,901 and the total net premium arising from these policies, which is difficult to calculate with precision, was estimated to be $398,274.

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
Provides management, underwriting & operational support and acts as a service vehicle for IGI Group
Founded: 2022
Regulator: Jordan Insurance Directorate
International General Insurance Co Ltd (IGI Bermuda)
Bermuda
Group main underwriting entity
Founded: 2007
Regulator: Bermuda Monitory Authority
Rating: A.M. Best: A (Stable outlook), S&P A- (Stable outlook), MARC: AA+
North Star Underwriting Limited (NSUL)
UK
Specialist underwriting agency
Acquired in 2009 (majority in 2007)
Regulator: Financial Conduct Authority
International General Insurance Co (UK) Ltd
UK
Underwrites a diverse book of business with 17 different classes of business sourced through London brokers
Founded: 2009, authorized 2011
Regulator: Financial Conduct Authority and Prudential Regulation Authority
Rating: A.M. Best: A (Stable outlook), S&P A- (Stable outlook)
International General Insurance Company (Europe) SE
Malta
Underwrites a diverse book of business with 12 different classes of business
Acquired: 2021
Regulator: Malta Financial Services Authority
Rating: A.M. Best: A (Stable outlook), S&P A- (Stable outlook)
International General Insurance Co (Dubai) Ltd
United Arab Emirates
Underwrites across eleven different classes of business for IGI Bermuda
Founded: 2008
Regulator: Dubai International Financial Center and Dubai Financial Services Authority
International General Insurance Co Ltd – Labuan Branch
Malaysia
Offshore capitalized branch of IGI Bermuda. Provides access to Malaysian & Far East markets.
Founded: 2006
Regulator: Labuan Financial Services Authority
International General Insurance Co Ltd – Representative Office
Morocco
Representative office of IGI Bermuda. Provides access to Northern, Central and West African markets
Founded: 2014
Regulator: Casablanca Finance City
IGI Services
Cayman Island
Owning and chartering of aircraft
Founded: 2016
Regulator: N/A
Speciality Malls Investment Co.
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

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: specialty long-tail, specialty short-tail and reinsurance. Our specialty long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business, (3) our marine liability line of business and (4) our inherent defects insurance line of business. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals, general aviation, contingency and marine cargo lines of business. Our reinsurance segment includes our inward reinsurance treaty business.

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

The following table sets out IGI’s gross written premiums by segment and lines of business during the years indicated:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Specialty Long-tail
Casualty	190.0	157.5	110.1
Financial Institutions	36.2	39.4	29.0
Marine Liability	3.4	4.6	2.7
Inherent Defects Insurance	10.0	9.0	9.1
Specialty Short-tail
Energy	104.0	91.7	72.1
Property	79.1	69.9	46.2
Construction & Engineering	31.1	17.9	11.5
Political Violence	9.3	8.3	8.3
Ports & Terminals	29.6	25.9	22.3
General Aviation	20.3	23.0	19.2
Marine Cargo	5.1	0.8	0.7
Contingency	3.5	—	—
Reinsurance
Treaty Reinsurance	24.0	19.3	18.0
Total Gross Written Premiums	545.6	467.3	349.2

For the year ended December 31, 2021, the ‘inherent defects insurance’ and ‘marine trades’ lines of business have been presented under the Long-tail and Short-tail segments, respectively, for the purpose of segment reporting. Accordingly, the comparative data for the years ended December 31, 2020 and 2019 have been reclassed to conform to the current presentation.

The following table sets out IGI’s gross written premiums based on geographical concentration for the years indicated:

	Year Ended December 31
	2021	2020	2019
	($) in millions
UK	197.1	158.3	115.8
Europe	48.8	60.0	37.3
Worldwide	27.2	26.6	33.3
Middle East	53.6	48.4	36.9
Africa	27.7	20.9	16.5
Asia	55.8	37.4	32.8
Central America	28.2	37.5	37.7
South America	20.7	20.5	11.1
North America	32.8	22.6	4.3
Caribbean Islands	30.2	16.0	8.3
Australasia	23.5	19.1	15.2
Total	545.6	467.3	349.2

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

Following measures announced by local governments in March 2020, the directors implemented aspects of the Group’s business continuity plan (BCP), specifically requiring staff at all levels and in all functions to work remotely wherever practicable, and to limit the need for gatherings of staff so far as possible. The Group’s IT facilities have ensured that all of the Group’s operations have been maintained allowing the Group to function as normal. The directors expect that these operational changes will continue to be required, even as employees have been allowed to return to their offices following Government advice.

The full extent to which the COVID-19 pandemic may impact Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

Management has performed a COVID-19 impact analysis as part of its going concern assessment using information available as of the date of release of the Group’s audited consolidated financial statements as of and for year ended December 31, 2021. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on the Group’s operations, liquidity, solvency and capital position. These stresses include increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims.

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

Based on the current analyses, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. To date, this assessment is supported by the fact that as of December 31, 2021, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

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

Income tax

Income tax reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code, (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law and (4) corporate tax payable by IGI Europe in accordance with Malta income tax law. International General Insurance Co. Ltd. (IGI Bermuda) is a tax-exempt company. IGI Holdings (a DIFC-registered company) and IGI Dubai are not subject to income tax according to the UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan.

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

The following table presents reconciliations of “book value per common share” to “book value per diluted common share plus accumulated dividends.”

	December 31, 2021
	Equity Amount	Common Shares Issued and Outstanding	Per Share Amount
	($) in millions, except per share data
Book value per share	401.9	45.5	$8.83
Non-IFRS adjustments:
Intangible assets	(4.3)		(0.09)
Tangible book value per share	397.6		8.74
Accumulated dividends	126.0		2.77
Tangible book value per share plus accumulated dividends			$11.51
	December 31, 2020
	Equity Amount	Common Shares Outstanding	Per Share Amount
	($) in millions, except per share data
Book value per share	381.0	45.4	8.39
Non-IFRS adjustments:
Intangible assets	(4.7)		(0.10)
Tangible book value per share	376.3		8.29
Accumulated dividends	109.9		2.42
Tangible book value per share plus accumulated dividends			10.71

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

Return on average equity and core operating return on average equity, which are both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

	Year Ended December 31
	2021	2020	2019
	($) in millions
Profit for the year	43.7	27.2	23.6
Non-IFRS adjustments:
Realized gains on investments (tax adjusted)(1)	(0.3)	(1.1)	(0.3)
Expected credit losses on investments (tax adjusted)(1)	0.2	0.3	—
Unrealized gains on investments (tax adjusted)(1)	(3.0)	—	(1.6)
Realized losses (gains) on investment properties	—	0.2	(0.7)
Fair value losses on investment properties	1.3	2.0	0.3
Fair value losses on investment properties held through associates(2)	7.3	1.5	0.4
Change in fair value of derivative financial liability	(0.7)	4.4	—
Listing related expenses	—	3.4	4.8
Loss (gain) on foreign exchange (tax adjusted)(1)	4.7	(2.3)	(4.9)
Core operating income	53.2	35.6	21.6
Average shareholders’ equity(3)	391.4	346.6	306.7
Return on average equity(4)	11.2%	7.9%	7.7%
Core operating return on average equity(5)	13.6%	10.3%	7.0%
Basic and diluted core operating earnings per share(6)	$1.09	$0.77	$0.63
Basic and diluted earnings per share attributable to equity holders(7)	$0.89	$0.59	$0.69

____________

(1)      Have been adjusted for the related tax impact.

(2)      Fair value loss on investment properties held through associates has been excluded from core operating income for the year ended December 31, 2021. Accordingly, the presentation of core operating income for the years ended December 31, 2020 and 2019 also excludes fair value loss on investment properties held through associates in order to conform to the current presentation.

(3)      Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the same date of the prior year, divided by 2.

(4)      Represents profit for the year divided by average shareholders’ equity.

(5)      Represents core operating income for the year divided by average shareholders’ equity.

(6)      Represents core operating income attributable to vested common shares divided by weighted average number of shares — basic and diluted as follows:

	Year Ended December 31
	2021	2020	2019
	(in millions of U.S. Dollars, except per share information)
Core operating income for the period attributable to equity holders	53.2	35.6	21.6
Minus: core operating income attributable to the earn out shares	3.3	2.2	—
Minus: core operating income attributable to the restricted shares awards subject to vesting	0.4	0.1	—
Core operating income for the period attributable to vested equity holders (a)	49.5	33.3	21.6
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	43.0	34.3
Basic and diluted core operating earnings per share (a/b)	1.09	0.77	0.63

(7)      Represents profit for the period attributable to vested common shares divided by the weighted average number of shares — basic and diluted calculated as follows:

	Year Ended December 31
	2021	2020	2019
	(in millions of U.S. Dollars, except per share information)
profit for the period attributable to equity holders	43.7	27.2	23.6
Minus: earnings attributable to the earn out shares subject to vesting	2.7	1.7	—
Minus: earnings attributable to the restricted shares awards subject to vesting	0.3	0.1	—
Profit for the period attributable to common shareholders (a)	40.7	25.4	23.6
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	43.0	34.3
Basic and diluted earnings per share (a/b)	$0.89	$0.59	$0.69

To facilitate a comparison of earnings per share for the period ended December 31, 2019 with the periods ended December 31, 2021 and 2020, the weighted average number of basic and diluted shares of 135.2 million for the period ended December 31, 2019 was adjusted at a share exchange ratio of 0.254 that was used in the March 2020 Business Combination with Tiberius. As a result, the basic and diluted earnings per share previously reported of $0.17 for the year ended December 31, 2019 was recalculated to an adjusted basic and diluted earnings per share of $0.69.

A. Operating Results

The following section reviews IGI’s results of operations during the years ended December 31, 2019, 2020 and 2021. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the years indicated:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Gross written premiums	545.6	467.3	349.2
Reinsurers’ share of insurance premiums	(163.0)	(128.9)	(97.1)
Net written premiums	382.6	338.4	252.1
Net change in unearned premiums	(37.4)	(54.9)	(36.6)
Net premiums earned	345.2	283.5	215.5
Net claims and claim adjustment expenses(1)	(176.2)	(151.7)	(118.1)
Net policy acquisitions expenses	(63.2)	(54.4)	(45.4)
Net underwriting results	105.8	77.4	52.0
Total investment income, net(2)	14.1	11.5	11.1
Realized gains on investments	0.3	1.2	0.3
Realized (losses) gains on investment properties	—	(0.2)	0.7
Unrealized gains (losses) on investments	3.1	(0.2)	1.6
Fair value losses on investment properties	(1.3)	(2.0)	(0.3)
Expected credit losses on investments	(0.2)	(0.3)	—
Share of loss from associates	(7.3)	(1.5)	(0.4)
General and administrative expenses	(58.9)	(46.9)	(39.3)
Other income (expenses)(3)	(6.0)	(4.4)	(1.3)
Change in fair value of derivative financial liability	0.7	(4.4)	—

	Year Ended December 31
	2021	2020	2019
	($) in millions
Listing related expenses	—	(3.4)	(4.8)
(Loss) gain on foreign exchange	(4.9)	2.5	5.7
Profit before tax	45.4	29.3	25.3
Income tax	(1.7)	(2.1)	(1.7)
Profit for the year	43.7	27.2	23.6
Basis and diluted earnings per share	$0.89	$0.59	$0.69

____________

(1)      Net claims and claim adjustment expenses represents claims occurring during the year, adjusted either upward or downward based on the prior year’s unfavorable (or favorable) development in claims, as follows:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Claims occurring during the current year	192.3	157.8	124.4
Prior year’s favorable development	(16.1)	(6.1)	(6.3)
Net claims and claim adjustment expenses for current year	176.2	151.7	118.1

See “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development” for a discussion of the claims development in each of these years.

(2)      The breakdown of total investment income, net is as follows:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Net investment income	16.0	10.0	13.4
Plus Share of loss from associates	(7.3)	(1.5)	(0.4)
Total investment income	8.7	8.5	13.0
Minus Realized gains on investments	0.3	1.2	0.3
Minus Realized (losses) gains on investment properties	—	(0.2)	0.7
Minus Unrealized gains (losses) on investments	3.1	(0.2)	1.6
Minus Fair value losses on investment properties	(1.3)	(2.0)	(0.3)
Minus Expected credit losses on investments	(0.2)	(0.3)	—
Minus Share of loss from associates	(7.3)	(1.5)	(0.4)
Total investment income, net	14.1	11.5	11.1

____________

(3)      The breakdown of other expenses, net is as follows:

	Year Ended December 31
	2021	2020	2019
	(in millions of U.S. Dollars)
Other revenues	1.9	0.4	1.4
Other expenses	(2.7)	(1.9)	(2.1)
Impairments loss on insurance receivables	(5.2)	(2.9)	(0.6)
Other expenses, net	(6.0)	(4.4)	(1.3)

Year ended December 31, 2021 compared to year ended December 31, 2020 (Consolidated)

	Year Ended December 31
	2021	2020
	($) in millions
Gross written premiums	545.6	467.3
Reinsurers’ share of insurance premiums	(163.0)	(128.9)
Net written premiums	382.6	338.4
Net change in unearned premiums	(37.4)	(54.9)
Net premiums earned	345.2	283.5
Net claims and claim adjustment expenses	(176.2)	(151.7)
Net policy acquisitions expenses	(63.2)	(54.4)
Net underwriting results	105.8	77.4
Total investment income, net(1)	14.1	11.5
Realized gains on investments	0.3	1.2
Realized losses on investment properties	—	(0.2)
Unrealized gains (losses) on investments	3.1	(0.2)
Fair value losses on investment properties	(1.3)	(2.0)
Expected credit losses on investments	(0.2)	(0.3)
Share of loss from associates	(7.3)	(1.5)
General and administrative expenses	(58.9)	(46.9)
Other income (expenses)(2)	(6.0)	(4.4)
Change in fair value of derivative financial liability	0.7	(4.4)
Listing related expenses	—	(3.4)
(Loss) gain on foreign exchange	(4.9)	2.5
Profit before tax	45.4	29.3
Income tax	(1.7)	(2.1)
Profit for the year	43.7	27.2

____________

(1)      The breakdown of total investment income, net is as follows:

	Year Ended December 31
	2021	2020
	($) in millions
Net investment income	16.0	10.0
Plus Share of loss from associates	(7.3)	(1.5)
Total investment income	8.7	8.5
Minus Realized gains on investments	0.3	1.2
Minus Realized losses on investment properties	—	(0.2)
Minus Unrealized gains (losses) on investments	3.1	(0.2)
Minus Fair value losses on investment properties	(1.3)	(2.0)
Minus Expected credit losses on investments	(0.2)	(0.3)
Minus Share of loss from associates	(7.3)	(1.5)
Total investment income, net	14.1	11.5

____________

(2)      The breakdown of other expenses, net is as follows:

	Year Ended December 31
	2021	2020
	(in millions of U.S. Dollars)
Other revenues	1.9	0.4
Other expenses	(2.7)	(1.9)
Impairments loss on insurance receivables	(5.2)	(2.9)
Other expenses, net	(6.0)	(4.4)

Gross written premiums

Gross written premiums increased 16.8% from $467.3 million in 2020 to $545.6 million in 2021. This was primarily due to 13.8% growth (or $29.1 million) in the specialty long-tail segment, 18.7% growth (or $44.5 million) in the specialty short-tail segment and 24.4% growth (or $4.7 million) in the reinsurance segment. The increase in gross written premiums was the result of new business generated across all segments and virtually all lines, as well as rate increases on existing business in all segments. The following table sets out the contribution of the lines of business to IGI’s gross written premiums during the years indicated:

	Year Ended December 31
	2021	2020	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	190	157.5	20.6
Financial Institutions	36.2	39.4	(8.1)
Marine Liability	3.4	4.6	(26.1)
Inherent Defects Insurance	10.0	9.00	11.1
Specialty Short-tail
Energy	104.0	91.7	13.4
Property	79.1	69.9	13.2
Construction & Engineering	31.1	17.9	73.7
Political Violence	9.3	8.3	12.0
Ports & Terminals	29.6	25.9	14.3
General Aviation	20.3	23.0	(11.7)
Marine Cargo	5.1	0.8	537.5
Contingency	3.5	—	100.0
Reinsurance
Treaty Reinsurance	24.0	19.3	24.4
Total Gross Written Premiums	545.6	467.3	16.8

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 26.5% from $128.9 million in 2020 to $163.0 million in 2021. The increase in reinsurers’ share of insurance premiums was mainly due to an increase of 46.9% in quota share premiums in the year ended December 31, 2021 primarily due to the introduction of a new quota share treaty under the professional indemnity and directors & officers subclasses (with a 20.0% cession for each subclass) beginning in the first quarter of 2021. The growth was further supported by an increase in the quota share cession for the largest facility within our professional indemnity subclass from 60.0% to 62.5% beginning in August 2021. The increase in reinsurers’ share of insurance premiums also resulted from a 28.9% increase in facultative reinsurance purchases in our energy and property lines of business within the specialty short-tail segment.

Net change in unearned premiums

Net change in unearned premiums decreased 31.9% from $54.9 million in 2020 to $37.4 million in 2021. The decrease in net change in unearned premiums by $17.5 million as compared to the prior year reflects a $21.8 million decrease in the long tail segment partially offset by an increase of $4.3 million in the short tail segment. The decrease in the unearned premiums charge in the long tail segment was primarily driven by the casualty line of business (in particular, the professional indemnity sub-class) and the financial institutions line of business which contributed a majority of the unearned premiums release during the year ended December 31, 2021 in respect of policies incepting in prior years. The decrease was also attributable to the new professional indemnity and director’s and officer’s quota share treaty which incepted in January 2021 and caused higher unearned premiums on outward reinsurance and accordingly reduced the net change in unearned premiums. The increase in net change in unearned premiums in the short tail segment was primarily driven by a higher unearned premiums charge on new policies incepting in the current year coupled with the non-renewal of quota share treaties in the energy, property and engineering lines of business.

Net premiums earned

As a result of the foregoing, net premiums earned increased 21.8% from $283.5 million in 2020 to $345.2 million in 2021.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses decreased 4.9% from $214.0 million in 2020 to $203.4 million in 2021, whilst reinsurers’ share of claims decreased 35.1% from $62.3 million in 2020 to $27.2 million in 2021. As a result, net claims and claim adjustment expenses increased 16.2% from $151.7 million in 2020 to $176.2 million in 2021. The significant reduction in the reinsurers’ share of claims occurred in the short tail segment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development.”

IGI’s overall net claims and claim adjustment expenses ratio was 51.0% for the year ended December 31, 2021 compared to 53.5% for the year ended December 31, 2020. This decrease was primarily driven by the increase in favorable development on net loss reserves from prior accident years, which was $16.1 million or 4.7 points for the year ended December 31, 2021, compared to favorable development on net loss reserves from prior accident years of $6.1 million or 2.2 points for the year ended December 31, 2020. This was partially offset by the increase in current accident year catastrophe losses (CAT), which was $28.9 million or 8.4 points for the year ended December 31, 2021, compared to $13.5 million or 4.8 points for the year ended December 31, 2020. The net claims and claim expense ratio — excluding the impact of the favorable development on loss reserves from prior accident years and CAT losses — was 47.3% during the year ended December 31, 2021 compared to 50.9% during the year ended December 31, 2020.

The tables below outline reported incurred losses on catastrophe events in the years ended December 31, 2021 and 2020.

	For the Year Ended December 31, 2021
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
European Floods	6.8	6.8
South Africa Riots	5.8	4.4
Hurricane Ida	2.5	2.5
Cyclone Shaheen	0.7	0.6
Cyclone Nora	0.5	0.5
Other	3.0	2.2
Provided during the year related to prior accident years	15.9	13.3
Total	35.2	30.3

	For the Year Ended December 31, 2020
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
Hurricane Laura	3.5	3.5
Jawaharlal Nehru Port – Mumbai, India	12.5	3.0
COVID-19	1.1	1.1
Floating Pontoon – Storm Damage	1.5	0.9
Cyclone Nisargaes	1.3	0.7
Other	20.0	4.3
Provided during the year related to prior accident years	5.8	8.6
Total	45.7	22.1

Net policy acquisition expenses

Net policy acquisition expenses increased 16.2% from $54.4 million in 2020 to $63.2 million in 2021. The policy acquisition expense ratio for 2020 was 19.2% compared to 18.3% for 2021. This decline in the policy acquisition expense ratio was due to improved market conditions coupled with better negotiated commissions.

Net underwriting results

As a result of the foregoing, net underwriting results increased from $77.4 million in 2020 to $105.8 million in 2021, an increase of $28.4 million or 36.7%.

Total investment income, net

Total investment income, net increased by 22.6% from $11.5 million in 2020 to $14.1 million in 2021. This was primarily due to (1) a $1.9 million increase in interest income as a result of the increase in effective interest earned on our fixed income bonds, and (2) a $0.7 million decrease in investment custodian fees and other investment expenses due to the renegotiation of fee terms with our custodians.

Realized gains on investments and Realized losses on investment properties

Realized gains on investments decreased from $1.2 million in 2020 to $0.3 million in 2021. The realized gain in 2021 included a realized gain of $0.4 million on the disposal of equity securities, offset by a $0.1 million loss on maturity and call of fixed income bonds. The realized gain in 2020 included a realized gain of $1.6 million on the disposal of equity securities, offset by a $0.4 million loss on maturity and call of fixed income bonds.

Realized losses on investment properties decreased from a loss of $0.2 million in 2020 to Nil in 2021.

Unrealized gains (losses) on investments and Fair value losses on investment properties

Unrealized gains (losses) on investments reflects a net gain of $3.1 million in 2021 compared to a net loss of $0.2 million in 2020. This was primarily due to a mark to market revaluation gain of $3.1 million recorded on financial assets at fair value through profit and loss during 2021 compared to a revaluation loss of $0.2 million recorded on FVTPL investments during 2020. The loss in 2020 was induced by the market dislocation caused globally due to the COVID 19 outbreak.

Fair value losses on investment properties decreased from a loss of $2.0 million in 2020 to a loss of $1.3 million in 2021. This was primarily due to the loss booked from a 7% negative adjustment in the fair value of commercial buildings in 2021 compared to a 10% negative adjustment in 2020 in line with the overall correction seen in the Jordan commercial real estate market post-pandemic.

Expected credit losses on investments

Expected credit losses on investments decreased from $0.3 million in 2020 to $0.2 million in 2021. This is primarily due to recognizing a $0.1 million expected credit loss on financial assets at FVOCI and a $0.1 million expected credit loss on financial assets at amortized cost.

Share of loss from associates

Share of loss from associates increased from a loss of $1.5 million in 2020 to a loss of $7.3 million in 2021. This is primarily due to recognizing a $7.0 million decline in the fair value of investment properties owned by the associates due to the ongoing local geopolitical issues coupled with the prevailing hyper inflationary environment in Lebanon.

General and administrative expenses

General and administrative expenses increased by 25.6% from $46.9 million in 2020 to $58.9 million in 2021. This was primarily due to additional salaries related to new hires and investments in the Company’s technology infrastructure in order to support the Company’s growth, as well as some non-recurring legal and professional fees for arbitration proceedings related to reinsurance matters.

Other income (expenses)

Other income (expenses) increased by 36.4% from $4.4 million in 2020 to $6.0 million in 2021. This increase was mainly due to booking an impairment loss on insurance receivables of $5.2 million in 2021 compared to the impairment loss on insurance receivables of $2.9 million in 2020. The increase in other income (expenses) was also due to the increase in other expenses of $0.8 million, which was offset by the increase in other revenues of $1.5 million.

Change in fair value of derivative financial liability

Change in fair value of derivative financial liability increased by 115.9% from a loss of $4.4 million in 2020 to a gain of $0.7 million in 2021. This increase was due to the decrease in the fair market value of the warrants from $13.6 million as of December 31, 2020 to $12.9 million as of December 31, 2021.

(Loss) gain on foreign exchange

Loss on foreign exchange for the year ended December 31, 2021 was $4.9 million compared to a gain of $2.5 million for the year ended December 31, 2020. The loss on foreign exchange in 2021 was primarily driven by the currency revaluation losses recorded in non-U.S. Dollar monetary assets due to the weakening of the Company’s major transactional currencies between December 31, 2020 and December 31, 2021. The gain on foreign exchange recorded for the year ended December 31, 2020 reflected the strengthening of these underlying currencies against the U.S. Dollar.

Profit for the year

As a result of the foregoing, the profit after tax for the year increased from $27.2 million in 2020 to $43.7 million in 2021, mainly due to the year-over-year increase in net underwriting results of 36.7%. This was offset by the increase in general and administrative expenses of 25.6%.

Year ended December 31, 2020 compared to year ended December 31, 2019 (Consolidated)

	Year Ended December 31
	2020	2019
	($) in millions
Gross written premiums	467.3	349.2
Reinsurers’ share of insurance premiums	(128.9)	(97.1)
Net written premiums	338.4	252.1
Net change in unearned premiums	(54.9)	(36.6)
Net premiums earned	283.5	215.5
Net claims and claim adjustment expenses	(151.7)	(118.1)
Net policy acquisitions expenses	(54.4)	(45.4)
Net underwriting results	77.4	52.0
Total investment income, net(1)	11.5	11.1
Realized gains on investments	1.2	0.3
Realized (losses) gains on investment properties	(0.2)	0.7
Unrealized (losses) gains on investments	(0.2)	1.6
Fair value losses on investments properties	(2.0)	(0.3)
Expected credit losses on investments	(0.3)	—
Share of loss from associates	(1.5)	(0.4)
General and administrative expenses	(46.9)	(39.3)
Other income (expenses)(2)	(4.4)	(1.3)
Change in fair value of derivative financial liability	(4.4)	—
Listing related expenses	(3.4)	(4.8)
Gain on foreign exchange	2.5	5.7
Profit before tax	29.3	25.3
Income tax	(2.1)	(1.7)
Profit for the year	27.2	23.6

____________

(1)      The breakdown of total investment income, net is as follows:

	Year Ended December 31
	2020	2019
	($) in millions
Net investment income	10.0	13.4
Plus Share of loss from associates	(1.5)	(0.4)
Total investment income	8.5	13.0
Minus Realized gains on investments	8.5	13.0
Minus Realized (losses) gains on investment properties	(0.2)	0.7
Minus Unrealized (losses) gains on investments	(0.2)	1.6
Minus Fair value losses on investment properties	(2.0)	(0.3)
Minus Expected credit losses on investments	(0.3)	—
Minus Share of loss from associates	(1.5)	(0.4)
Total investment income, net	11.5	11.1

____________

(2)      The breakdown of other expenses, net is as follows:

	Year Ended December 31
	2020	2019
	(in millions of US Dollars)
Other revenues	0.4	1.4
Other expenses	(1.9)	(2.1)
Impairments loss on insurance receivables	(2.9)	(0.6)
Other expenses, net	(4.4)	(1.3)

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

	Year Ended December 31		Change
	2020	2019
	($) in millions		(%)
Specialty Long-tail
Casualty	157.5	110.1	43.1
Financial Institutions	39.4	29.0	35.9
Marine Liability	4.6	2.7	70.4
Inherent Defects Insurance	9.0	9.1	(1.1)
Specialty Short-tail
Energy	91.7	72.1	27.2
Property	69.9	46.2	51.3
Construction & Engineering	17.9	11.5	55.7
Political Violence	8.3	8.3	—
Ports & Terminals	25.9	22.3	16.1
General Aviation	23.0	19.2	19.8
Marine Cargo	0.8	0.7	14.3
Reinsurance
Treaty Reinsurance	19.3	18.0	7.2
Total Gross Written Premiums	467.3	349.2	33.8

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

The tables below outline incurred losses on catastrophe events in the year ended December 31, 2020 and 2019.

	For the Year Ended December 31, 2020
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
Hurricane Laura	3.5	3.5
Jawaharlal Nehru Port – Mumbai, India	12.5	3.0
COVID-19	1.1	1.1
Floating Pontoon – Storm Damage	1.5	0.9
Cyclone Nisargaes	1.3	0.7
Other	20.0	4.3
Provided during the year related to prior accident years	5.8	8.6
Total	45.7	22.1

	For the Year Ended December 31, 2019
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
Petronas Explosion Fire	3.6	3.3
Various Flood Events	3.0	2.8
Hurricane Dorian	2.3	2.3
LNG1 Gas Production Fire Explosion	2.2	2.1
Typhoon Hagibis	1.3	1.3
Other	7.4	6.0
Provided during the year related to prior accident years	7.0	0.8
Total	26.8	18.6

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

Realized gains on investments and Realized gains (losses) on investment properties

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

Unrealized (losses) gains on investments and Fair value losses on investment properties

Unrealized (losses) gains on investments reflects a net loss of $0.2 million in 2020 compared to net gain of $1.6 million in 2019. This was primarily due to a mark to market revaluation loss recorded on FVTPL investments during 2020 compared to a $1.6 million revaluation gain in 2019. This was induced by the market dislocation caused globally due to the COVID 19 outbreak.

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

Gain on foreign exchange

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

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the years indicated:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Gross written premiums	239.6	210.5	150.9
Reinsurers’ share of insurance premiums	(61.8)	(37.2)	(21.9)
Net written premiums	177.8	173.3	129.0
Net change in unearned premiums	(10.2)	(31.9)	(30.8)
Net premiums earned	167.6	141.4	98.2
Net claims and claim adjustment expenses	(86.2)	(88.8)	(61.7)
Net policy acquisitions expenses	(30.5)	(27.1)	(21.9)
Net underwriting results	50.9	25.5	14.6

Claims & claim expense ratio	51.4%	62.8%	62.8%
Policy acquisition expenses ratio	18.2%	19.2%	22.3%

Gross written premiums

Gross written premiums in the specialty long-tail segment increased 13.8% from $210.5 million in 2020 to $239.6 million in 2021. Gross written premiums increased in the casualty and inherent defects insurance lines of business, but decreased slightly in the financial institutions and marine liability lines of business. The increase in the casualty line of business was primarily due to the positive rate movement in renewed business of approximately 27.1%. Within the casualty line of business, the professional indemnity and director’s and officer’s insurance product lines experienced growth of $21.6 million (19.0%), and $4.9 million (23.7%), respectively, in the year ended December 31, 2021 compared to the year ended December 31, 2020. The financial institutions line of business also experienced positive rate movement of 15.2% on renewed business during the year ended December 31, 2021, but the renewed business decreased by $2.0 million.

Gross written premiums in the specialty long-tail segment increased 39.5% from $150.9 million in 2019 to $210.5 million in 2020. Each of the lines of business in the specialty long-tail segment contributed to the growth in gross written premiums. This increase was primarily due to positive rate movement in the casualty line of business of approximately 37.0%. In particular, the company’s professional indemnity, legal expenses and directors and officers product lines experienced growth of $27.1 million (31.1%), $7.4 million (75.1%) and $14.6 million (238.5%), respectively, in the year ended December 31, 2020 compared to same period of 2019. The financial institutions line of business also experienced positive rate movement of 23.3% during the year ended December 31, 2020. In addition, new business of $1.8 million within the marine liability line of business contributed to the total increase in gross written premiums.

The breakdown of gross written premiums in the specialty long-tail segment by line of business is as follows:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Specialty Long-tail
Casualty	190.0	157.5	110.1
Financial Institutions	36.2	39.4	29.0
Marine Liability	3.4	4.6	2.7
Inherent Defects Insurance	10.0	9.0	9.1
Total Gross Written Premiums	239.6	210.5	150.9

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased from $37.2 million in 2020 to $61.8 million in 2021. The increase was primarily due to an increase of 88.9% in quota share (“QS”) premiums in the year ended December 31, 2021 primarily due to the introduction of a new professional indemnity and director’s and officer’s quota share treaty (with a 20.0% cession in each subclass) in the first quarter of 2021 under the casualty line of business in our long-tail segment. In addition, the quota share cession for one of the big facilities within the professional indemnity subclass increased from 50.0% to 60.0% starting in August 2020, effecting the full year of 2021 compared to only five months in 2020. The remaining increase in the quota share premiums within the casualty line of business was a result of premium growth within the after the event (ATE) sub-class of legal expenses which had a 50.0% quota share cession.

Reinsurers’ share of insurance premiums in the specialty long-tail segment changed from $21.9 million in 2019 to $37.2 million in 2020. The increase was mainly in the casualty line of business due to the new 50% quota cession introduced for a specific facility under the PI sub-class (the biggest sub-class in the casualty line of business) beginning in the second half of 2019 which was further increased to 60% in the second half of 2020. In addition, the 50% quota cession on the growing legal expense sub-class also contributed to the increase in reinsurers’ share of insurance premiums in the specialty long-tail segment.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment decreased by 68.0% from $31.9 million in 2020 to $10.2 million in 2021. The decrease in the unearned premiums charge within the long tail segment was primarily driven by the casualty line of business (particularly the professional indemnity sub-class) and the financial institutions line of business, which contributed to a majority of the unearned premiums release during 2021 in respect of policies incepting in prior years. The decrease in the unearned premiums charge was also attributable to the new professional indemnity and director’s and officer’s quota share treaty which incepted in January 2021 and caused higher unearned premiums on outward reinsurance and accordingly reduced the net change in unearned premiums.

Net change in unearned premiums in the specialty long-tail segment increased by 3.4% from $30.8 million in 2019 to $31.9 million in 2020. This was primarily due to the increase in unearned premiums in 2020 compared to 2019 which was in line with the increase in gross written premiums mainly in the casualty line of business and financial institutions line of business. This was offset by (i) the 50% quota cession applicable to a specific facility within the PI sub-class (the biggest sub-class within the casualty line of business) in 2020, while there was no quota cession applicable in the same period of 2019, and (ii) the 50% quota cession on the growing legal expense sub class.

Net premiums earned

As a result of the foregoing, (1) net premiums earned in the specialty long-tail segment increased 18.5% from $141.4 million in 2020 to $167.6 million in 2021, and (2) net premiums earned in the specialty long-tail segment increased 44.0% from $98.2 million in 2019 to $141.4 million in 2020.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty long-tail segment decreased by 2.9% from $88.8 million in 2020 to $86.2 million in 2021. This was primarily due to a net favorable development of loss reserves in prior periods (2020 and before), particularly in the professional indemnity and financial institutions subclasses, which was partially offset by the increase in current accident year losses coupled with a net unfavorable development of prior years’ loss reserves in the inherent defects insurance and marine liability lines of business.

Net claims and claim adjustment expenses in the specialty long-tail segment increased by 43.9% from $61.7 million in 2019 to $88.8 million in 2020. This was primarily due to higher incurred losses coupled with an increase in our IBNR provision to reflect our growing casualty and financial institutions product lines in 2020 as compared to 2019.

Net claims and claims expense ratios for the specialty long-tail segment by line of business were as follows:

	Year Ended December 31
	2021	2020	2019
	%
Specialty Long-tail
Casualty	52.9	66.2	67.0
Financial Institutions	30.9	54.0	49.7
Marine Liability	204.0	41.3	58.6
Inherent Defects Insurance	93.7	45.0	44.5
Total	51.4	62.8	62.8

The net claims and claims expense ratios in the casualty line of business were 67.0% in 2019, 66.2% in 2020 and 52.9% in 2021. During 2021, the decrease in the ratio from 66.2% to 52.9% was mainly driven by a net favorable development in the prior years’ loss reserves (2020 and before) particularly within the professional indemnity subclass.

The net claims and claims expense ratios in the financial institutions line of business were 49.7% in 2019, 54.0% in 2020 and 30.9% in 2021. During 2021, the decrease in the ratio from 54.0% to 30.9% was mainly driven by a net favorable development in the prior years’ loss reserves (2020 and before).

The net claims and claims expense ratios in the marine liability line of business were 58.6% in 2019, 41.3% in 2020 and 204.0% in 2021. During 2021, the increase in the ratio from 41.3% to 204.0% was mainly driven by the increase in current accident year losses coupled with a net unfavorable development in the prior years’ loss reserves.

The net claims and claims expense ratios in the inherent defects insurance line of business were 44.5% in 2019, 45.0% in 2020 and 93.7% in 2021. During 2021, the increase in the ratio from 45.0% to 93.7% was mainly driven by the increase in current accident year losses coupled with a net unfavorable development in the prior years’ loss reserves.

Policy acquisition expenses

Policy acquisition expenses in the specialty long-tail segment increased by 12.5% from $27.1 million in 2020 to $30.5 million in 2021. The policy acquisition expense ratio for 2021 was 18.2% compared to 19.2% for 2020.

Policy acquisition expenses in the specialty long-tail segment increased by 23.7% from $21.9 million in 2019 to $27.1 million in 2020. The policy acquisition expense ratio for 2020 was 19.2% compared to 22.3% for 2019.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the years indicated:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Gross written premiums	282.0	237.5	180.3
Reinsurers’ share of insurance premiums	(101.2)	(91.7)	(75.2)
Net written premiums	180.8	145.8	105.1
Change in unearned premiums	(26.9)	(22.6)	(5.6)
Net premiums earned	153.9	123.2	99.5
Net claims and claim adjustment expenses	(72.6)	(56.6)	(41.8)
Net policy acquisitions expenses	(28.8)	(24.2)	(20.5)
Net underwriting results	52.5	42.4	37.2

Claims & claim expense ratio	47.2%	45.9%	42.0%
Policy acquisition expenses ratio	18.7%	19.6%	20.6%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 18.7% from $237.5 million in 2020 to $282.0 million in 2021. The change in gross written premiums was principally due to the following:

•        Gross written premiums in the energy line of business increased by 13.4% from $91.7 million in 2020 to $104.0 million in 2021. This increase was primarily due to positive rate movement in the downstream line of business of approximately 3.0%, positive rate movement in the upstream line of business of approximately 4.6% and growth in new business compared to the prior year.

•        Gross written premiums in the property line of business increased by 13.2% from $69.9 million in 2020 to $79.1 million in 2021. This was primarily due to positive rate movement of 7.9% compared to the prior year.

•        Gross written premiums in the construction and engineering line of business increased 73.7% from $17.9 million in 2020 to $31.1 million in 2021. This was primarily due to $14.0 million of incremental new business written in 2021 when compared to 2020.

•        Gross written premiums in the ports and terminals line of business increased by 14.3% from $25.9 million in 2020 to $29.6 million in 2021. This was mainly due to positive rate movement of 14.9% on a comparative basis and growth in new business compared to the prior year.

•        Gross written premiums in the general aviation line of business decreased by 11.7% from $23.0 million in 2020 to $20.3 million in 2021. This was primarily due to the decrease in new business compared to the prior year. However, there was a positive rate movement of 13.3% compared to the prior year.

•        Gross written premiums in the marine cargo line of business increased by 537.5% from $0.8 million in 2020 to $5.1 million in 2021. This was primarily due to the increase in new business compared to the prior year.

Gross written premiums in the specialty short-tail segment increased by 31.7% from $180.3 million in 2019 to $237.5 million in 2020. The change in gross written premiums was primarily due to the following:

•        Gross written premiums in the energy line of business increased by 27.2% from $72.1 million in 2019 to $91.7 million in 2020. This increase was principally due to positive rate movement in the downstream line of business of approximately 33.5%, positive rate movement in the upstream line of business of approximately 4.6% and growth in new business compared to the prior year period.

•        Gross written premiums in the property line of business increased by 51.3% from $46.2 million in 2019 to $69.9 million in 2020. This was primarily due to positive rate movement of 13.3% compared to the prior year period supplemented with growth in new business.

•        Gross written premiums in the construction and engineering line of business increased 55.7% from $11.5 million in 2019 to $17.9 million in 2020. This was primarily due to positive rate movement of 8.3% compared to the prior year period supplemented with growth in new business.

•        Gross written premiums in the ports and terminals line of business increased by 16.1% from $22.3 million in 2019 to $25.9 million in 2020. This was mainly due to positive rate movement of 20.5% on a comparative basis.

•        Gross written premiums in the general aviation line of business increased by 19.8% from $19.2 million in 2019 to $23.0 million in 2020. This was primarily due to general aviation positive rate movement of 29.7% compared to the prior year supplemented with growth in new business.

•        Gross written premiums in the marine cargo line of business increased by 14.3% from $0.7 million in 2019 to $0.8 million in 2020.

The breakdown of gross written premiums in the specialty short-tail segment by line of business is as follows:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Specialty Short-tail
Energy	104.0	91.7	72.1
Property	79.1	69.9	46.2
Construction & Engineering	31.1	17.9	11.5
Political Violence	9.3	8.3	8.3
Ports & Terminals	29.6	25.9	22.3
General Aviation	20.3	23.0	19.2
Marine Cargo	5.1	0.8	0.7
Contingency	3.5	—	—
Total Gross Written Premiums	282.0	237.5	180.3

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment increased by 10.4% from $91.7 million in 2020 to $101.2 million in 2021. This increase was primarily due to (i) an increase in facultative reinsurance purchases under the energy and property lines of business and (ii) a decrease in the quota share premiums under the energy and property lines of business.

Reinsurance premiums ceded in the specialty short-tail segment increased by 21.9% from $75.2 million in 2019 to $91.7 million in 2020. This was primarily due to (i) an increase in facultative reinsurance purchases of $8.3 million in the property and energy lines of business and (ii) an increase in the quota share reinsurance premium of $3.8 million in the energy, property, engineering and ports & terminals lines of business which correspond to the increase in the gross written premiums in these lines of business in the year ending December 31, 2020.

Net change in unearned premiums

Net change in unearned premiums increased from a change of $22.6 million in 2020 to a change of $26.9 million in 2021. The increase was due to a higher unearned premium charge on new policies incepting in the current year coupled with the non-renewal of quota share treaties in the energy, property and engineering lines of business.

Net change in unearned premiums increased from a change of $5.6 million in 2019 to a change of $22.6 million in 2020. The increase was due to an overall increase in net written premiums of $40.7 million in our specialty short-tail segment during 2020 compared to 2019. In addition, the increase in net written premiums in the second half of 2020 as compared to the second half of 2019 also contributed to higher unearned premiums in the specialty short-tail segment.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 24.9% from $123.2 million in 2020 to $153.9 million in 2021.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 23.8% from $99.5 million in 2019 to $123.2 million in 2020.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 28.3% from $56.6 million in 2020 to $72.6 million in 2021. This was primarily due to (i) the reduction in outstanding recoveries of $22.4 million for a 2018 accident year claim under the engineering class as a result of the resolution of the outward reinsurance matters under arbitration and (ii) a significant increase in loss reserves under the political violence line of business primarily due to building the loss reserves by $14.7 million specifically for the 2021 South Africa riots and Afghanistan political unrest.

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 28.4% from $41.8 million in 2019 to $56.6 million in 2020. This was primarily due to higher incurred losses recorded under our ports & terminals, property and energy lines of business.

IGI’s overall net claims and claims expense ratio increased by 1.2 percentage points to 47.2% for the year ended December 31, 2021 as compared to 45.9% during the year ended December 31, 2020.

IGI’s overall net claims and claims expense ratio increased by 3.9 percentage points to 45.9% for the year ended December 31, 2020 as compared to 42.0% during the year ended December 31, 2019.

Net claims and claims expense ratios for the specialty short-tail segment by line of business were as follows:

	Year Ended December 31
	2021	2020	2019
	%
Specialty Short-tail
Energy	32.2	25.7	20.0
Property	17.6	56.1	49.4
Construction & Engineering	112.7	59.1	92.7
Political Violence	273.7	(10.0)	65.7
Ports & Terminals	30.8	114.3	20.7
General Aviation	30.2	43.7	84.7
Marine Cargo	37.0	114.5	(1,342.9)
Contingency	144.8	—	—
Total	47.2	45.9	42.0

In the specialty short-tail segment, overall changes in the net claims and claims expense ratios were driven mainly by higher incurred losses recorded in the political violence, energy, and engineering lines of business in the year ended December 31, 2021 compared to the year ended December 31, 2020.

The net claims and claims expense ratios in the energy line of business were 20.0% in 2019, 25.7% in 2020 and 32.2% in 2021. The increase in the net claims and claims expense ratio in 2021 was primarily driven by the increase in current accident year losses coupled with a net unfavorable development in the prior years’ loss reserves.

The net claims and claims expense ratios in the property line of business were 49.4% in 2019, 56.1% in 2020 and 17.6% in 2021. The decrease in the ratio during 2021 was primarily driven by the decrease in current accident year losses coupled with a net favorable development in the prior years’ loss reserves.

The net claims and claims expense ratios in the construction and engineering line of business were 92.7% in 2019, 59.1% in 2020 and 112.7% in 2021. The increase in the ratio during 2021 was primarily driven by a reduction in outstanding recoveries of $22.4 million for a 2018 accident year claim under the engineering class as a result of the resolution of the outward reinsurance matters under arbitration.

The net claims and claims expense ratios in the political violence line of business were 65.7% in 2019, (10.0%) in 2020 and 273.7% in 2021. The increase in the ratio during 2021 was primarily driven by a significant increase in loss reserves primarily due to building loss reserves by $14.7 million specifically for the 2021 South Africa riots and Afghanistan political unrest.

The net claims and claims expense ratios in the ports and terminals line of business were 20.7% in 2019, 114.3% in 2020 and 30.8% in 2021. The decrease in the ratio during 2021 was driven by a significant decrease in net incurred claims of $8.7 million on a year-to-year basis.

The net claims and claims expense ratios in the general aviation line of business were 84.7% in 2019, 43.7% in 2020 and 30.2% in 2021. The decrease in the ratio during 2021 was mainly driven by the decrease in net incurred claims on a year-to-year basis.

The net claims and claims expense ratios in the marine cargo line of business were (1,342.9%) in 2019, 114.5% in 2020 and 37.0% in 2021. The volume of business written in the marine cargo line of business is small and the variations in results correspond to a small number of claims arising (or not arising) during each year and the degree of successful challenge and/or subrogation of these claims.

Policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment increased by 19.0% from $24.2 million in 2020 to $28.8 million in 2021. The policy acquisition expense ratio for 2021 was 18.7% compared to 19.6% in 2020.

Policy acquisition expenses in the specialty short-tail segment increased by 18.0% from $20.5 million in 2019 to $24.2 million in 2020. The policy acquisition expense ratio for 2020 was 19.6% compared to 20.6% in 2019.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the years indicated:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Gross written premiums	24.0	19.3	18.0
Reinsurers’ share of insurance premiums	—	—	—
Net written premiums	24.0	19.3	18.0
Change in unearned premiums	(0.3)	(0.4)	(0.2)
Net premiums earned	23.7	18.9	17.8
Net claims and claim adjustment expenses	(17.4)	(6.3)	(14.6)
Net policy acquisitions expenses	(3.9)	(3.1)	(3.0)
Net underwriting results	2.4	9.5	0.2

Claims & claim expense ratio	73.4%	33.3%	82.0%
Policy acquisition expenses ratio	16.5%	16.4%	16.9%

Gross written premiums

Gross written premiums in the reinsurance segment increased 24.4% from $19.3 million in 2020 to $24.0 million in 2021.

Gross written premiums in the reinsurance segment increased 7.2% from $18.0 million in 2019 to $19.3 million in 2020.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment decreased from $0.4 million in 2020 to $0.3 million in 2021.

Net change in unearned premiums in the reinsurance segment increased from $0.2 million in 2019 to $0.4 million in 2020. The increase was due to the growth in overall written premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 25.4% from $18.9 million in 2020 to $23.7 million in 2021.

Net premiums earned in the reinsurance segment increased 6.2% from $17.8 million in 2019 to $18.9 million in 2020.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment increased 176.2% from $6.3 million in 2020 to $17.4 million in 2021. This was primarily due to building up $8.4 million of reserves for the 2021 floods in Europe.

Net claims and claim adjustment expenses in the reinsurance segment decreased 56.8% from $14.6 million in 2019 to $6.3 million in 2020. This was primarily due to reduced claims activity during the current year and favorable claims development in prior period accident years during 2020.

Net claims and claims expense ratios for the reinsurance segment for the three years ended December 31, 2019, 2020 and 2021 were as follows:

•        73.4% in 2021

•        33.3% in 2020

•        82.0% in 2019

Policy acquisition expenses

Policy acquisition expenses in the reinsurance segment increased by 25.8% from $3.1 million in 2020 to $3.9 million in 2021. The policy acquisition expense ratio for 2021 was 16.5% compared to 16.4% for 2020.

Policy acquisition expenses in the reinsurance segment increased by 3.3% from $3.0 million in 2019 to $3.1 million in 2020. The policy acquisition expense ratio for 2020 was 16.4% compared to 16.9% for 2019.

B. Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of December 31, 2021, we had $6.6 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements. As of December 31, 2020, we had $8.0 million of such letters of credit. In addition, as of December 31, 2021 we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.

In 2021, we signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an aggregate amount of $1.25 million in five installments over five years to support cancer research projects. As of 31 December 2021, we have paid $250,000 and the remaining four instalments totaling $1 million will be made equally between 2022 and 2025.

We have historically paid regular dividends to our shareholders. In March 2019, August 2019 and August 2020, we declared a dividend of $0.04, $0.04 and $0.09 per share, respectively. In March 2021, we declared a dividend of $0.17 per share, and in August 2021 we declared a dividend of $0.16 per share.

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

Cash flows

IGI has three main sources of cash flows: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Year Ended December 31
	2021	2020	2019
	($) in millions
Net cash flows (used in) from operating activities after tax	$129.8	(90.5)	21.4
Net cash flows used in investing activities	(2.5)	(1.9)	(1.0)
Net cash flows (used in) from financing activities	(16.9)	35.7	(16.5)
Change in cash and cash equivalents	110.4	(56.7)	3.9
Effect of foreign currency rate changes on cash and cash equivalents	(1.7)	(2.2)	3.8
Net change in cash and cash equivalents	108.7	(58.9)	7.7

Net cash flows (used in) from operating activities

Net cash flows from operating activities increased by $220.3 million from net cash outflow of $90.5 million in the twelve months ended December 31, 2020 compared to net cash inflow of $129.8 million in the twelve months ended December 31, 2021. Net cash inflow for the year ended December 31, 2021 consisted of $179.1 million generated from operations, reduced by the $49.3 million deployment in investments, net of sale proceeds including term deposits. Net cash outflow for the year ended December 31, 2020 consisted of $124.1 million generated from operations, significantly reduced by the $214.6 million deployment in investments, net of sale proceeds including term deposits.

Net cash flows from operating activities decreased by $106.9 million from net cash inflow of $21.4 million in the twelve months ended December 31, 2019 compared to net cash outflow of $90.5 million in the twelve months ended December 31, 2020. Net cash outflow for the year ended December 31, 2020 consisted of $124.1 million generated from operations, significantly reduced by the $214.6 million deployment in investments, net of sale proceeds including term deposits. Net cash inflow for the year ended December 31, 2019 consisted of $108.1 million generated from operations, significantly reduced by the $86.7 million deployment in investments, net of sale proceeds including term deposits.

Net cash flows used in investing activities

Net cash flows used in investing activities increased from $1.9 million in the twelve months ended December 31, 2020 to $2.5 million in the twelve months ended December 31, 2021. This was primarily due to the addition of office premises and the purchase of intangible assets.

Net cash flows used in investing activities increased from $1.0 million in the twelve months ended December 31, 2019 to $1.9 million in the twelve months ended December 31, 2020. This was primarily due to purchases of intangible assets represented by computer software and licenses.

Net cash flows (used in) from financing activities

Net cash flows from financing activities decreased by 147.3% from a net cash inflow of $35.7 million in the twelve months ended December 31, 2020 to a net cash outflow of $16.9 million in the twelve months ended December 31, 2021. The cash outflow from financing activities in the twelve months ended December 31, 2021 primarily represented a dividend payment of $ 16.1 million.

Net cash flows from financing activities increased by 316.5% from a net cash outflow of $16.5 million in the twelve months ended December 31, 2019 to a net cash inflow of $35.7 million in the twelve months ended December 31, 2020. The cash inflow from financing activities in the twelve months ended December 31, 2020 reflected a cash injection of $40.8 million from the business combination with Tiberius Acquisition Corp., reduced by a dividend payment of $4.4 million.

Ratings

In October 2020, A.M. Best Company (“A.M. Best”) reaffirmed our rating with an “A” (Excellent)/Stable. This rating reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. In November 2021, A.M. Best reaffirmed our rating with an “A” (Excellent)/Stable.

In June 2021, S&P Global Ratings (“S&P”) reaffirmed our financial strength with an “A-”/Stable.

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

IGI Bermuda holds a class 3B insurance license which is given to large commercial insurers with net written premiums written exceeding $50 million. IGI Bermuda generated net written premiums of $252.1 million, $338.4 million and $382.6 million in 2019, 2020 and 2021, respectively.

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

As such, the MSM required of IGI was $31.9 million, $49.9 million and $55.6 million in each of 2019, 2020 and 2021, respectively.

The BMA also requires Class 3B insurers to maintain an additional amount of statutory capital and surplus equal to, or exceeding, the enhanced capital requirement (“ECR”), which is established by reference to either the Bermuda Solvency Capital Requirement (the “BSCR”) or an approved internal capital model. The BSCR is calculated based on models provided by the BMA. The ECR required of IGI Bermuda was $137 million, $199.7 million and $234.0 million in each of 2019, 2020 and 2021, respectively.

The BMA also established a target capital level (“TCL”) above the ECR which insurers are expected to hold at least in total equivalent to 120% of the ECR (“the Target Capital”). The TCL required of IGI Bermuda was $164.4 million, $239.6 million and $280.8 million in each of 2019, 2020 and 2021, respectively.

IGI Bermuda’s audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements by 244%, 180% and 161% in 2019, 2020 and 2021, respectively:

	Year Ended December 31
	2021*	2020*	2019*
	($) in millions
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	55.6	49.9	31.9
Enhanced Capital Requirement (ECR)**	234.0	199.7	137.0
Target Capital Level (TCL)	280.8	239.6	164.4

IGI Bermuda’s statutory capital and surplus	377.5	359.2	333.6
Bermuda Solvency Capital Requirement Ratio	161	180	243
Headroom over TCL	96.7	119.6	169.2

____________

*        The 2019, 2020 and 2021 BSCR ratios were calculated using the BSCR’s new methodology and revised regulatory guidelines effective 1 January 2019. The 2021 ratio is based on IGI Bermuda’s unaudited statutory financial statements.

**      The BMA has revised the BSCR model and rules for commercial insurers effective 1 January 2019. The revised capital charge approach was linearly graded in over three reporting years starting with our 2019 year end filing. In 2019, the ECR was increased by 33% of the difference between the old and revised BCSR methodologies, while for 2020 (being the second year of adopting the revised BSCR model), the ECR was increased by 66% of the difference between the two calculations and for 2021 (being the third year of adopting the revised BSCR model), the ECR was increased to be entirely in line with the new approach.

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

The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €3.7 million. IGI UK has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

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

•        has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

•        is applied with an adjustment for the risk absorbing effect of technical provisions and deferred taxes.

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 64% and 51% in 2019 and 2020, respectively. IGI UK’s financial statements for the year ended December 31, 2021 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 57.5%.

MFSA requirements

Following its acquisition in June 2021, IGI Europe is subject to regulation by the Malta Financial Services Authority (the “MFSA”). The Solvency Capital Requirement (SCR) for IGI Europe is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €3.7 million. IGI Europe has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

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

•        has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

•        is applied with adjustment for the risk absorbing effect of technical provisions and deferred taxes.

The Standard Formula SCR and associated Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results are reported in full to the board of directors of IGI Europe in addition to being communicated to the board of directors of IGI and IGI Bermuda.

The adequacy of the Company’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s financial statements for the year ended December 31, 2021 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded the MFSA’s requirements by 183%.

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

C. Research and Development, Patents and Licenses, etc.

We had no significant research and development policies or activities for the years ended December 31, 2019, 2020 and 2021. We do not have any patents or licenses that are material for conducting our business, except as described in this annual report.

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

We manage most of our investment portfolio in-house, with the exception of approximately $21.5 million which is managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee of the board of directors and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2021 and December 31, 2020 was as follows:

	Fair Value
Asset Description	December 31, 2021	December 31, 2020
	($ in millions)
Fixed income securities	420.9	393.6
Fixed and call deposits	305.9	205.4
Cash at banks and held with investments managers	116.2	100.3
Equities	34.9	34.6
Real estate	22.0	31.6
Alternative funds	14.4	9.8
Total	914.3	775.3

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2021:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	3.3	—	3.3
AA	20.8	—	20.8
A	220.3	—	220.3
BBB	166.8	—	166.8
BB	7.0	—	7.0
B	0.2	—	0.2
Not Rated	—	2.5	2.5
Total	418.4	2.5	420.9

The following table summarizes our investment results as of December 31, 2021, 2020 and 2019:

	Year Ended December 31
	2021	2020*	2019
	($) in millions, unless otherwise specified
Average investments, at cost(1)	826.5	667.0	543.4
Average investments and cash portfolio excluding cash and bank balances, at cost	665.9	525.5	418.3
Total investment income(2)	8.7	8.5	13.0
Percent earned on average investments(3)	1.1%	1.3%	2.4%
Minus Realized gain/(losses) on investments(4)	0.3	1.2	0.3
Minus Realized gain (loss) on investment properties	—	(0.2)	0.7
Minus Unrealized gain/(losses) on investments(5)	3.1	(0.2)	1.6
Minus Fair value gain (loss) on investment properties	(1.3)	(2.0)	(0.3)
Minus Expected credit losses on investments(6)	(0.2)	(0.3)	—
Minus Share of loss from associates	(7.3)	(1.5)	(0.4)
Total investment income, net(7)(9)	14.1	11.5	11.1
Investment yield (a)(8)	1.7%	1.7%	2.0%
Investment yield (b)(9)	2.1%	2.2%	2.7%

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

(9)      Represents total investment income, net divided by average investments and cash portfolio excluding cash and bank balances, at cost.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31
	2021	2020	2019
	%
Barclays US Aggregate Bond Index	2.4	2.8	3.2
S&P 500® Index (dividend return)	1.3	1.5	2.6

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2021 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2021
	Cost	Carrying Value
	($) in millions
2022	43.9	44.5
2023	27.0	27.3
2024	51.4	51.7
2025	78.4	78.6
2026	89.8	89.7
2027	25.6	26.4
2028	22.9	23.4
2029	24.2	24.3
2030	6.1	6.2
2031	10.9	10.8
2032	2.0	2.0
2033	0.1	0.1
After 2033	34.2	35.9
Total	416.5	420.9

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

•        Property reinsurance treaties — We purchase property reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2021. Our property per risk reinsurance generally covers losses between an average entry point in excess of $8.75 million up to $35.0 million PML. PML error is purchased beyond this limit for a further $47.5 million. Our catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $10.0 million.

•        Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses. A significant treaty is in effect as of January 1, 2022 providing us with two layers of protection. The 1st layer provides coverage for losses in excess of $2.5 million and is 35% placed, and the 2nd layer provides coverage for losses in excess of $5 million and is 80% placed. In addition, we place further reinsurance of 20% on a Quota Share basis for London office written personal injury policies and London/Bermuda office issued director and officer policies.

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

We buy our casualty reinsurance on a “risk attaching” basis. Under risk attaching treaties, all claims from policies incepting during the year of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If we are unable to renew or replace our existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, we could revise our underwriting strategy for new business to reflect the absence of reinsurance protection. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the year are covered. If we are unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, and therefore we would seek to purchase run off coverage.

Reinsurance Recoverables

At December 31, 2021, approximately 91.6% of IGI’s reinsurance recoverables on unpaid losses (not including ceded unearned premiums) of $182.3 million were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 10.0% of total shareholders’ equity available to IGI at December 31, 2021.

The following table shows our top 5 reinsurers as of December 31, 2021, their credit rating as of December 31, 2021, and the reinsurance recoverable from such reinsurers as of both December 31, 2021 and December 31, 2020 (dollars in millions):

Reinsurer	Rating	Reinsurance Recoverable at December 31, 2021	Reinsurance Recoverable at December 31, 2020
Hannover Re. – Germany	A+	$40.3	$30.2
Argo Re – Bermuda	A–	$12.4	$14.4
General Insurance Corporation of India – India	B++	$9.8	$13.1
Swiss Re Europe S.A. – Germany	A	$8.5	$4.1
Transatlantic Reinsurance Company – UK	A	$8.2	$6.4
Total		$79.2	$68.2

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

•        For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

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

•        the estimated expenses of settling claims, including both:

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

____________

2        The term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

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

____________

3        Development triangle means values (in this case, cumulative paid or case reported claims) organized by year of origin (typically the applicable accident year) and development period (typically the number of quarters since the commencement of the original period).

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

The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2019 to 2021 and demonstrates the reserve surplus and deficiencies recognized over this year.

IGI Booked Reserves

	Year Ended December 31
($) in millions	2021	2020	2019
Net outstanding claims at beginning of year	$304.8	$236.8	$196.8
Net provision for claims and claims expenses:
Claims occurring during the current year	192.3	157.8	124.4
Provided during the year related to prior accident years	(16.1)	(6.1)	(6.3)
Total	$481.0	$388.5	$314.9
Net payments for claims
Current year	16.1	13.1	15.5
Prior year	71.2	70.7	62.6
Total	$87.3	$83.8	$78.1
Gross Case Reserves, IBNR and ULAE	575.9	492.3	413.0
Ceded Case Reserves, IBNR & ULAE	(182.3)	(187.5)	(176.2)
Provided during the year related to prior Net outstanding claims	$393.6	$304.8	$236.8

The following table sets out our claims reserving provisions including ULAE as of December 31, 2020 and as of December 31, 2021:

Change in Case Reserves, IBNR and ULAE

($) in millions	As of December 2021	As of December 2020	Difference
Gross Reported Case Reserve	$306.9	$312.4	$(5.5)
Reinsurance Reported Case Reserve	$120.3	$160.4	$(40.1)
Net Reported Case Reserve	$186.6	$152.0	$34.6
Net IBNR Reserves & ULAE	$207.0	$152.8	$54.2
Net outstanding claims	$393.6	$304.8	$88.8

During the year ended December 31, 2019, net ultimate losses for accident year 2018 and prior years decreased by $6.3 million. This decrease reflected an increase of incurred claims of $37.1 million and a reduction in IBNR of $43.4 million. The decrease was driven by favorable movement mainly in the energy, marine, ports & terminals and financial institutions lines of businesses. During this period, IGI experienced an increase in case estimates (i.e. unfavorable movement) in the property, casualty and political violence lines of business. Ultimate claims for property increased by $4.1 million, mainly driven by two late reported bordereaux claims, increase in the net amount incurred for Hurricane Michael in the amount of $0.8 million and one large claim from the 2018 accident year. Estimates for ultimate claims increased for IGI’s casualty line of business in the amount of $1.5 million, mainly driven by the deterioration across three large claims in the 2018 accident year. Ultimate claims for political violence increased by $1.7 million mainly related to one large claim from the 2018 accident year.

During the year ended December 31, 2020, net ultimate losses for accident year 2019 and prior years decreased by $6.1 million. This decrease reflected an increase of incurred claims of $41.7 million and a reduction in IBNR of $47.8 million. The decrease was driven by favorable movement in the inward reinsurance, energy, political violence and financial institutions lines of businesses. During the same period, IGI experienced an increase in case estimates (i.e. unfavorable movement) in the property, casualty and engineering lines of business. Ultimate claims for property increased by $3.7 million driven by two late unfavorable movements with respect to the 2018 and 2019 accident years. Estimates for ultimate claims increases for casualties in the amount of $1.5 million related to the greater than expected claims development on the 2017 and 2018 binder years.

During the year ended December 31, 2021, net ultimate losses for accident year 2020 and prior years decreased by $16.1 million. This decrease reflected an increase of incurred claims of $66.7 million and a reduction in IBNR including ULAE of $82.8 million. The decrease was driven by favorable experience across each of IGI’s lines except for the engineering, surety, marine and downstream energy lines of business. Ultimate claims for engineering increased by $7.6 million driven by an unfavorable movement of one claim with respect to the 2018 accident year. Estimates for ultimate claims increased for downstream energy in the amount of $3.9 million mainly related to the 2020 Puerto Rico earthquake. Estimates for surety and marine increased by $2.8 million and $1.0 million respectively related to greater than expected claims developments for 2019 and 2020 accident years.

Reserve releases/strengthening.

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

Booked Reserves:    The reserving committee is responsible to the board of directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. Key inputs to the committee include but are not limited to the quarterly Actuarial Reserve Review, presented by the Group Chief Actuary, discussions with the heads of claims, reinsurance and underwriting and findings of external actuarial reviews. The booked reserves may differ from the actuarial best estimate.

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

The table below indicates that during each of the years ended December 31, 2019, 2020 and 2021, IGI has recorded reserving releases (item (C)).

Increases in Reserves/Decreases in Reserves:    The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:

•        An increase in the volume of business written;

•        A change in the mix of business written toward business that takes a longer period to settle;

•        Incidence of large risk or natural catastrophes; and

•        Reserve strengthening.

As of December 31, 2019, 2020 and 2021, IGI had $107.3 million, $152.8 million and $207.0 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE

	Year Ended December 31
($) in millions	2021	2020	2019
Carrying balance of IBNR Reserves in Balance Sheet beginning balance (A)	$152.8	$107.3	$81.2
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(66.7)	(41.7)	(37.1)
IBNR Reserves strengthening/release pertaining to prior years (C)	(16.1)	(6.1)	(6.3)
IBNR Reserves added for new accident year (D)	137.0	93.3	69.5
Net charge to P/L (B+C+D) = (F)	$54.2	$45.5	$26.1
Carrying balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$207.0	$152.8	$107.3

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	11+	Net Premiums Earned
2010	71.4	63.5	62.0	58.9	58.2	60.1	58.6	58.7	58.5	58.6	58.5	58.9	97.7
2011	76.2	60.6	59.6	60.7	62.3	59.8	60.3	58.1	57.3	57.4	57.4		119.3
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	71.6	71.6	71.7			148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3	107.1				180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6	65.5					189.5
2015	92.9	87.0	79.8	75.3	73.1	72.6	71.9						155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2							157.9
2017	110.3	117.2	116.4	113.9	112.0								146.7
2018	94.3	105.0	108.5	113.0									183.3
2019	124.4	115.7	100.1										215.5
2020	157.8	155.6											283.5
2021	192.3												345.2

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

E. Critical Accounting Estimates

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

Valuation of investment properties

Investment properties amounted to $16.3 million as at 31 December 2021 (2020: $20.0 million) and are stated at fair value. Management has determined the fair value and in doing so has considered valuation performed by a third-party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm).

Valuation of investment properties of the associates

Investment in associates amounted to $5.7 million as at 31 December 2021 (2020: $11.6 million). The associates’ main business is investing in investment properties located in Beirut, Lebanon. The investment properties of the associates are stated at fair value determined by management. In doing so, management has considered valuation performed by third party specialist using the sales comparison approach. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at year end 2021, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

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

In particular, estimates have to be made for both the expected ultimate cost of claims reported and the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims, is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment.

Total carrying amount of insurance contract liabilities as at period ended December 31, 2021 was $575.9 million (2020: $492.3 million). As at December 31, 2021, gross incurred but not reported claims (IBNR) amounted to $269.0 million (2020: $179.9 million) out of the total insurance contract liabilities.

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

Item 6.     Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Wasef Salim Jabsheh	79	Chairman of the Board and Chief Executive Officer
Walid Wasef Jabsheh	45	President and Director
David Anthony	67	Director
Michael T. Gray	61	Director
David King	76	Director
Wanda Mwaura	49	Director
Andrew J. Poole	41	Director
Hatem Wasef Jabsheh	42	Chief Operating Officer
Pervez Rizvi	60	Chief Financial Officer
Andreas Loucaides	69	Chief Executive Officer, IGI UK

The business address for each of the Company’s directors and executive officers is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, except for Andrew J. Poole and Michael T. Gray whose business address is 3601 N Interstate 10 Service Rd W Metairie, LA.

Biographical information concerning our directors and executive officers listed above is set forth below.

Wasef Jabsheh serves as our Chairman of the board of directors and Chief Executive Officer, positions he has held since March 17, 2020. Wasef Jabsheh founded IGI in 2001 and served as the Chief Executive Officer and Vice Chairman of IGI Dubai from 2011 until March 17, 2020. Wasef Jabsheh has specialized in marine and energy insurance for more than 50 years in various prominent roles with the Kuwait Insurance Co and with ADNIC (the Abu Dhabi National Insurance Company) from the mid-1970s to the late 1980s. In 1989, Mr. Jabsheh established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the board of directors of HCC Insurance Holdings Inc. from 1994 until 1997.

Walid Jabsheh serves as our President and as a Director, positions he has held since March 17, 2020. Walid Jabsheh joined IGI in 2002 and, prior to his current role at the Company, served as the President of IGI Dubai where he played a pivotal role in the growth and development of IGI Dubai. Walid Jabsheh began his career at Manulife Reinsurance in Toronto, Canada and later joined LDG Reinsurance Corporation, a subsidiary of Houston Casualty Co, in 1998 where he served as Senior Underwriter managing a $30 million book of treaty and facultative business.

David Anthony has served as a Director since March 17, 2020. Mr. Anthony served as a non-executive director on the board of IGI Dubai from July 2018 through March 2020. Since June 2018, Mr. Anthony has been an independent insurance consultant working through his company, DA Research & Analysis (DARAA) Ltd. From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was an active lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citi Bank N.A. London from June 1987 to April 1992, and Senior Analyst at Moody’s Investors Service, New York from April 1992 to March 1994. Mr. Anthony has more than 30 years of experience in the insurance and reinsurance industry, which has included senior, insurance-related positions at ratings agencies and with international banks. Throughout his career he has worked extensively in Europe, the Middle East, North Africa and the United States. Mr. Anthony holds a Master of Science in Economic History from the University of London.

Michael T. Gray has served as a Director since March 17, 2020. Mr. Gray serves on the board of Delwinds Insurance Acquisition Corp., a newly formed company formed for the purpose of effecting a business combination. Mr. Gray has over 30 years of leadership experience in the insurance industry. He served as the Executive Chairman and Chief Executive Officer of Tiberius from its inception until the closing of the Business Combination between IGI and Tiberius. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has served as Chairman of the board of the Louisiana Insurance Guaranty Association since 2008 (director since 1995), director of the American Property

Casualty Insurance Association (APCI) since 2019 (and was director of the predecessor organizations American Insurance Association since 2011 and Property Casualty Insurers Association of America since 2010), director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including surplus lines insurance and title insurance, casualty and surety insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Mr. Gray graduated from the Harvard Business School “Presidents Program in Leadership” in 2020.

David King has served as a Director since March 17, 2020. Mr. King served as a non-executive director on the board of IGI Dubai from November 2012 through 2020. He also served as non-executive chairman of International General Insurance Company (UK) Limited, our wholly-owned subsidiary, until March 17, 2022, where he was also a member of the audit committee. He also serves as non-executive chairman of Forex Capital Markets Limited, where he has been a non-executive director since August 2014 and is a member of its audit committee and nomination and remuneration committee. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting chief executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Wanda Mwaura has served as a Director since March 17, 2020. Ms. Mwaura has more than 25 years of financial services, (re)insurance, and accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at Ernst & Young Ltd. from 1996 through 2013, including serving as a partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a director and consulting services provider to various entities in Bermuda. Ms. Mwaura held various roles at subsidiaries of PartnerRe, including as a principal representative and director. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University, is a certified public accountant (CPA) and is a member of CPA Bermuda.

Andrew J. Poole has served as a Director since March 17, 2020. Mr. Poole serves as Chief Executive Officer and Chairman of the board of directors of Delwinds Insurance Acquisition Corp., a blank check company which went public in December 2020 with $201.250 million held in trust. He has over 17 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 and which consummated its initial business combination with IGI. Concurrently, since 2015, he has been and remains an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to United Insurance Holdings Corporation (Nasdaq: UIHC). Mr. Poole is a graduate of The George Washington University.

Hatem Jabsheh has served as our Chief Operating Officer since March 17, 2020. Mr. Jabsheh has been IGI’s Group Chief Operating Officer since 2017, and IGI’s Chief Investment Officer since 2010. Mr. Jabsheh began his career in 2001 with Spear, Leads, and Kellogg, a subsidiary of Goldman Sachs. He worked in several pits at the CBOE (Chicago Board Options Exchange) and CME (Chicago Mercantile Exchange) as a primary market maker. He then moved to Amman, Jordan in 2004 to set up Indemaj Financial, an asset management and brokerage company, which he successfully sold in 2009. In 2006, Mr. Jabsheh set up Indemaj Technology, an open-source web development company, which was also later sold in 2012. His 18-year professional career spans executive roles in the asset management sector and reinsurance, all underscored by an aim to promote innovation and transformation. He is actively involved in the tech community, promoting disruption within the reinsurance industry. Mr. Jabsheh currently serves on the boards of the Swiss Jordanian Business Club and the United Cable Industries Company. Hatem Jabsheh is a graduate of Marquette University with a dual major in International Business and Finance and a minor in History.

Pervez Rizvi has served as our Chief Financial Officer since March 17, 2020. Mr. Rizvi has served as the Group Chief Financial Officer of IGI Dubai since 2015. He has over 34 years of experience out of which 31 years are in the insurance and banking sectors. He obtained a Bachelor of Commerce in Accounts and Management followed by a CA (India) and a CPA (USA). Mr. Rizvi is a member of the Institute of Chartered Accountants of India. Mr. Rizvi began his insurance career with the Life Insurance Corporation of India in 1989 and later joined Oman National Insurance Company in Oman. He worked with HSBC Bank in the UAE and Malaysia and Zurich Financial Services in DIFC, Dubai in a number of senior management roles. His last assignment prior to joining IGI was with an Islamic insurance company in Abu Dhabi as Chief Financial Officer.

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

Classification of Directors

Our board of directors is comprised of seven directors. Our Amended and Restated Bye-laws provide that our board of directors is divided into three classes designated as Class I, Class II and Class III with as nearly equal a number of directors in each group as possible. The Class I Directors were initially elected for a one-year term of office, the Class II Directors were initially elected for a two year term of office and the Class III Directors were initially elected for a three-year term of office. At each annual general meeting, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term. A director will hold office until the annual general meeting for the year in which his or her term expires, subject to his or her office being vacated in accordance with our Amended and Restated Bye-laws.

Prior to the consummation of the Business Combination, David Anthony and David King were elected as Class I Directors with terms that expired at our 2021 annual general meeting, Wanda Mwaura and Andrew Poole were elected as Class II Directors with terms expiring at our 2022 annual general meeting, and Wasef Jabsheh, Walid Jabsheh and Michael Gray were elected as Class III Directors with terms expiring at our 2023 annual general meeting. At the 2021 annual general meeting, David Anthony and David King were re-elected as Class I Directors with terms expiring at our 2024 annual general meeting.

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

The directors are elected with a plurality of the votes cast by the shareholders and there is no cumulative voting for elections of directors, subject to the following:

•        for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of our issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify two directors to the board of directors;

•        for so long as Wasef Jabsheh, his family and/or their affiliates own at least 5% of our issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify one director to the board of directors; and

•        the remaining directors are elected by the shareholders.

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

B. Compensation

The aggregate amount of cash compensation, consisting of salaries and bonuses paid by us to our executive officers collectively during 2021, was approximately $5.7 million for services in all capacities. In addition, we have accrued $1.4 million of long-term benefits as of December 31, 2021 (in the form of the earn-out value of shares) in connection with the grant of restricted shares to certain executive officers.

The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2021 was approximately $0.42 million.

In March 2021, our board of directors approved the grant of an aggregate of 105,000 restricted shares to certain executive officers. One third vested on each of January 2, 2021 and January 2, 2022 and a third equal installment is eligible to vest on January 2, 2023, subject to the applicable executive officer’s continued employment with IGI. The aggregate grant date fair value of the restricted shares granted to these executive officers was approximately $0.8 million.

In addition, in June 2021 our board of directors awarded 132,190 restricted shares to Wasef Jabsheh. These shares vest in three equal installments on January 2, 2022, January 2, 2023 and January 2, 2024. The grant date fair value of these restricted shares was $1.1 million.

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

Annual Bonuses.    We utilize cash incentive bonuses for executives to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, our board of directors, upon the recommendation of the compensation committee and subject to applicable employment agreements, will determine performance parameters for appropriate executives. At the end of each year, the board of directors and compensation committee will determine the level of achievement for each corporate goal.

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

Employment Agreements

We have previously entered into employment agreements with our Chief Executive Officer, President and Chief Operating Officer. In preparing these employment agreements, the Company utilized certain benchmarking data prepared by a third party. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in U.S. dollars. The annual long term incentive opportunities are 150%, 125% and 100% of the executive’s base salary, respectively. Due to his expatriate status working in the United Kingdom, the President is entitled to a tax-gross up with respect to his base salary and bonus, and a housing allowance of up to £120,000 annually. The Chief Executive Officer is entitled to the use of private aircraft in connection with his travel outside of Jordan. The employment agreements contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his salary and bonus. If the executive is terminated for cause, the agreements provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. The executives’ employment would automatically terminate upon a change of control and, in this event, the executive would receive a severance benefit equal to three times the officer’s highest salary, bonus and equity award over the prior three years, and in connection with such a change of control and termination of employment, all unvested equity awards would become fully vested. The agreements also contain limitations on outside activities, include confidentiality obligations, and include covenants restricting the solicitation of employees and customers and a non-compete for 12 months following termination of employment. The employment agreements are governed by English law.

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

Award Agreements.    Awards granted under the 2020 Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Administrator.

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

Recipients of restricted shares are required to enter into a restricted shares agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

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

C. Board Practices

Independence of Directors

As a foreign private issuer, we are not required to have a majority of independent directors. However, four out of seven members of our board of directors — David Anthony, Michael Gray, David King and Wanda Mwaura — are “independent” directors under Nasdaq rules.

Board Leadership Structure

Wasef Jabsheh serves as Chairman of the board of directors and Chief Executive Officer. We believe that having Mr. Jabsheh act as both Chairman of the board of directors and Chief Executive Officer is most appropriate at this time for us because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the board of directors. In particular, having Mr. Jabsheh act in both of these roles increases the timeliness and effectiveness of our board’s deliberations, increases the board’s visibility into the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.

We believe that the combined role of Chairman and Chief Executive Officer, together with the significant responsibilities of the board’s independent directors, provides an appropriate balance between leadership and independent oversight.

Committees of the Board of Directors

We have established a separately standing audit committee, compensation committee and nominating/governance committee.

Audit Committee

The members of IGI’s audit committee are David Anthony, David King and Wanda Mwaura. Wanda Mwaura is the chair of the audit committee. The audit committee must be composed exclusively of “independent directors,” as defined by the rules and regulations of the SEC. Each of the members of our audit committee is independent under SEC and Nasdaq rules. Wanda Mwaura serves as the audit committee financial expert (within the meaning of SEC regulations). The Company has adopted an audit committee charter which sets forth the requirements for audit committee members and the responsibilities of the audit committee.

The audit committee is responsible for the appointment, compensation, retention and oversight of the auditors, review of the results and scope of the audit and other accounting related services and review of our accounting practices and systems of internal accounting and disclosure controls. The audit committee pre-approves auditing services and permitted non-audit services to be performed for the Company by the independent auditor. The audit committee also reviews the independence and quality control procedures of the auditors and the experience and qualifications of the auditor’s senior personnel that are providing audit services to the Company. The audit committee’s duties include meeting with management and the auditors in connection with the annual audit, overseeing the internal auditor or internal audit function, and reviewing with management the risk assessment and risk management policies of the company and the voluntary earnings press releases.

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

Nominating/Governance Committee

As a foreign private issuer, the Company is not required to have a nominating/governance committee or a nominating/governance committee composed entirely of independent directors. However, IGI’s board of directors has a nominating/governance committee with a majority of independent directors. The members of the nominating/governance committee are Walid Jabsheh, Michael Gray and David King. David King is the chair of the nominating/governance committee. The nominating/governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors, advising the board of directors and making recommendations regarding appropriate corporate governance practices, and leading the board of directors in the annual performance evaluation of the board of directors and its committees.

Compensation Committee

As a foreign private issuer, the Company is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our board of directors has a compensation committee consisting of Walid Jabsheh, David Anthony and Andrew Poole. David Anthony is the chair of the compensation committee.

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

The Company has also adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller and certain other officers. The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly internally report violations of this Financial Code to the designated Compliance Officer and in the case of the CFO and CEO, to the Board of Directors and/or Audit Committee of the Board of Directors.

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

D. Employees

As of December 31, 2021, 2020 and 2019, we had 287, 252 and 231 employees, respectively. The following table shows the number of employees, including management staff, by geography and function as of December 31, 2021.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	26	63	24	31	18	26	188
London	33	—	8	12	1	20	74
Dubai	7	—	—	2	—	2	11
Casablanca	3	—	—	2	—	1	6
Labuan	4	—	—	1	—	1	6
Malta	2	—	—	—	—	2	4
Total	75	63	32	48	19	52	289

We consider our relationship with our employees to be good and have not experienced interruptions to operations due to labor disagreements.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors is set forth in Item 7.A of this annual report.

Item 7.     Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 48,880,441 common shares issued and outstanding as of December 31, 2021, with respect to beneficial ownership of our shares by:

•        each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;

•        each of our executive officers and directors; and

•        all our executive officers and directors as a group.

The information provided in the table is based on Schedules 13D and 13G filed with the SEC and the beneficial owners’ questionnaire responses provided to IGI. In accordance with SEC rules, individuals and entities named below are shown as having beneficial ownership over common shares they own or have the right to acquire within 60 days, as well as common shares for which they have the right to vote or dispose of such common shares. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, common shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of common shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of March 21, 2022, approximately 29% of our common shares are owned by 22 record holders in the United States of America.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares
Directors and Executive Officers
Wasef Salim Jabsheh(2)	18,094,026	34.2%
Walid Wasef Jabsheh(3)	385,548	*
Hatem Wasef Jabsheh(4)	292,856	*
Pervez Rizvi(5)	30,000	*
Andreas Loucaides(6)	25,000	*
Michael T. Gray(7)	2,585,886	5.3%
Andrew J. Poole(8)	587,017	1.2%
David Anthony	*	*
David King	*	*
Wanda Mwaura	*	*
All directors and executive officers as a group (ten individuals)	22,000,333	41.6%

Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(9)	6,942,692	14.2%
Weiss Multi-Strategy Advisers LLC(10)	3,522,371	7.2%
Church Mutual Insurance Company(11)	3,300,000	6.8%
Argo Re Limited(12)	3,309,552	6.7%

____________

*        Less than 1%

(1)      Based on 48,880,441 common shares of the Company issued and outstanding as of December 31, 2021.

(2)      Wasef Salim Jabsheh’s 18,094,026 common shares beneficially owned includes 14,094,026 common shares and 4,000,000 warrants to acquire common shares. Mr. Jabsheh’s 14,094,026 common shares beneficially owned include 600,000 contingent unvested common shares that vest at $11.50 per share, 400,000 contingent unvested common shares that vest at $12.75 per share and 131,148 contingent unvested common shares that vest at $15.25 per share. Mr. Jabsheh has the right to vote and receive dividends with respect to these contingent unvested common shares. His shares also include 132,190 restricted shares for which he has the right to vote, none of such shares have vested as of December 31, 2021. Mr. Jabsheh’s 4,000,000 warrants entitle him to purchase 4,000,000 common shares at a price of $11.50 per share. Wasef Jabsheh’s ownership does not include 951,529 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is the Chairman and Chief Executive Officer of the Company.

(3)      Walid Wasef Jabsheh’s ownership includes 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership, and 70,000 restricted shares, with respect to which he has voting rights. 23,333 of the restricted shares have vested as of December 31, 2021. Mr. Jabsheh’s ownership does not include 565,981 common shares beneficially owned by his brothers or 18,094,026 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President of the Company and is the son of Wasef Jabsheh.

(4)      Hatem Wasef Jabsheh’s ownership includes 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership, and 55,000 restricted shares, with respect to which he has voting rights. 18,333 of the restricted shares have vested as of December 31, 2021. Mr. Jabsheh’s ownership does not include 658,673 common shares beneficially owned by his brothers or 18,094,026 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.

(5)      Includes 30,000 restricted shares, of which 10,000 have vested as of December 31, 2021.

(6)      Includes 25,000 restricted shares, of which 8,333 have vested as of December 31, 2021.

(7)      Michael T. Gray’s beneficial ownership of 2,585,886 common shares includes (1) 1,280,574 common shares owned by the Gray Insurance Company, of which Michael T. Gray is President, including 256,997 contingent unvested common shares that vest at $11.50, (2) 1,054,392 contingent unvested common shares owned by Mr. Gray, including 263,499 common shares that vest at $11.50 per share, 122,032 common shares that vest at $12.75 per share, 417,396 common shares that vest at $14.00 per share and 251,465 common shares that vest at $15.25 per share, with respect to which Mr. Gray has the right to vote and receive dividends and (3) 105,741 unvested common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership, including 20,293 common shares that vest at $11.50 per share, 13,184 common shares that vest at $12.75 per share, 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Gray’s ownership does not include 100,000 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(8)      The 587,017 common shares beneficially owned by Mr. Poole include 270,644 contingent unvested common shares, including 185,196 common shares that vest at $11.50 per share, 13,184 common shares that vest at $12.75 per share, 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Poole has the right to vote and receive dividends with respect to these contingent unvested common shares. Mr. Poole’s ownership also includes 230,000 common shares owned by his son Torin Perry Poole, including 78,807 contingent unvested common shares that vest at $11.50, for which common shares he disclaims beneficial ownership. The business address of Andrew Poole is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(9)      The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.

(10)    According to a Schedule 13G/A filed with the SEC on February 14, 2022, Weiss Multi-Strategy Advisers LLC held shared voting and dispositive power with George A. Weiss with regard to securities of the Company. Such securities are owned by advisory clients of Weiss Multi-Strategy Advisers LLC and George Weiss is the managing member of Weiss Multi-Strategy Advisers LLC. Weiss Multi-Strategy Advisers LLC and Mr. Weiss each disclaim beneficial ownership of the common shares, except to the extent of their pecuniary interest therein. The business address of each of Weiss Multi-Strategy Advisors LLC and Mr. Weiss is 320 Park Avenue, 20th Floor, New York, NY 10020.

(11)    The business address of Church Mutual Insurance Company is 3000 Schuster Lane, Merrill, WI 54452.

(12)    According to a Schedule 13G/A filed with the SEC on October 6, 2021, Argo beneficially owned 2,809,552 common shares of the Company and 500,000 warrants. Argo’s 2,809,552 shares beneficially owned include 39,200 contingent unvested common shares that vest at $12.75 per share. Argo Re Ltd. has the right to vote and receive dividends with respect to these contingent unvested common shares. Argo’s 500,000 warrants entitle Argo to purchase 500,000 common shares at a price of $11.50 per share. Argo Re Ltd. is a wholly owned subsidiary of Argo Group International Holdings, Ltd. The business address of Argo Group International Holdings, Ltd. is 110 Pitts Bay Road, Pembroke HM 08, Bermuda. The business address of Argo Re Ltd. is 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

IGI Related Person Transactions

IGI has paid aircraft management fees and chartering revenues commissions amounting to $0.2 million in 2021 to Arab Wings Co., a company where a shareholder has a controlling interest. As at December 31, 2021, there was an amount of $0.2 million payable to Arab Wings Co. compared to a receivable of $0.04 million as at December 31, 2020.

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

Holder	Number of Earnout Shares	Company Share Price Threshold*
Wasef Jabsheh	600,000	11.50
	400,000	12.75
	131,148	15.25
Argo	39,200	12.75
Sponsor and its transferees	800,000	11.50
	160,800	12.75
	550,000	14.00
	331,352	15.25

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

Registration Rights Agreement with Former IGI Dubai Shareholders

At the Closing, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that became effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, the Sellers hold registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the Exchange Shares (including any additional Exchange Shares issued after the Closing for the Transaction Consideration adjustments) and any Tiberius securities transferred to such Seller under the Sponsor Share Letter (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) are entitled to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if at any time after the Closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, it will be required to give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, under the Registration Rights Agreement, subject to certain exceptions, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto) are entitled to request in writing that the Company register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. The Company also agreed to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all Registrable Securities and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. The Company initially filed such registration statement on Form F-1 with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. The Company replaced the registration statement on Form F-1 with a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.

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

In the Lock-Up Agreements signed by Argo and Ominvest, only two-thirds of their Exchange Shares (including Escrow Shares) are Restricted Securities and one-third of their Exchange Shares are not subject to restrictions under the Lock-Up Agreement (which unrestricted shares will not include their Escrow Shares). With respect to their Restricted Securities, they each agreed that they will not, during the period from the Closing and ending (i) with respect to 50% of their Restricted Securities (excluding any Escrow Shares), on the earlier of (x) six months after the date of the Closing and (y) the date after the Closing on which the Company consummates a Subsequent Transaction and (ii) with respect to the remaining 50% of their Restricted Securities (including all Escrow Shares), the earliest of (x) one year after the date of the Closing, (y) the date on which the closing sale price of our common shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which the Company consummates a Subsequent Transaction. The lock-up period for 50% of their Restricted Securities expired in September 2020 and for the remaining 50% of their Restricted Securities expired in March, 2021.

Our Related Party Transaction Policy and Practices

Related Party Transaction Policy

Our board of directors has adopted a written related party transactions policy. For purposes of the policy, interested transactions include transactions, arrangements or relationships generally involving amounts greater than $120,000 in the aggregate in which the Company is a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, beneficial owners of more than five percent of our voting securities, or an immediate family member of the preceding group.

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, President and Chief Operating Officer. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in USD. For further details on our employment agreements, see the section entitled “Executive Compensation — Employment Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 30 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

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

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share which is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. The board of directors shall refuse to register a transfer unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained, may decline to register any transfer of shares if it appears to the directors, in their reasonable discretion, that any non-de minimis adverse tax, regulatory or legal consequence to the Company, any subsidiary of the Company or the Company’s affiliates would result from such transfer; or may decline to register any transfer of shares if the transferee shall not have been approved by applicable governmental authorities outside of Bermuda if such approval is required in respect of such transfer. Subject to these restrictions, a holder of common shares may transfer the title to all or any of its common shares by completing a form of transfer in the form set out in our Amended and Restated Bye-laws (or as near thereto as circumstances admit) or in such other common form as the board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

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

Classified Board

Our Amended and Restated Bye-laws provide that our board of directors shall consist of such number of directors as the board may from time to time determine in accordance therewith. Upon and since the consummation of the Business Combination, our board of directors consists of 7 directors. Our Amended and Restated Bye-laws provide that the directors are divided into three classes designated Class I, Class II and Class III, with each class of directors consisting, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. The Class I directors are initially elected for a one-year term of office, the Class II directors are initially elected for a two year term of office and the Class III directors are initially elected for a three-year term of office. At each annual general meeting, successors to the class of directors whose term expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy will hold office for a term that will coincide with the remaining term of the other directors of that class, but in no case will a decrease in the number of directors shorten the term of any director then in office. A director appointed by Mr. Jabsheh will be classified by Mr. Jabsheh in accordance with the Amended and Restated Bye-laws, provided that no such classification will change the classification of any other director then serving. Currently, Mr. Jabsheh’s appointed directors — Wasef Jabsheh and Walid Jabsheh — are serving as Class III Directors with their terms expiring at our 2023 annual general meeting.

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

An eligible shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board of directors must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. An eligible shareholder is a shareholder holding at least 5% of the issued and outstanding share capital of the Company who has held such amount for at least three years following the date of adoption of the Amended and Restated Bye-laws.

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

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Amended and Restated Bye-laws provide that an amalgamation, consolidation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board of directors must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common voting shares. Any other amalgamation or merger or other business combination (as defined in the Amended and Restated Bye-laws) not approved by our board of directors must be approved by the holders of not less than 662/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

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

Approval of Business Combinations with Interested Shareholders

Bermuda law does not prohibit companies from engaging in certain business combinations with an interested shareholder. However, the Amended and Restated Bye-laws contain provisions regarding business combinations (including mergers, amalgamations or consolidations) with interested shareholders. These provide that, in addition to any other approval that may be required by applicable law, if the business combination is with an interested shareholder, approval is required from (1) a majority of the board of directors, including each Jabsheh Director in the event such amalgamation, consolidation or merger has an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions), and (2) an affirmative vote of at least 66.7% of all the issued and outstanding voting shares of the Company that are not owned by the interested shareholder (subject to certain exceptions). An interested shareholder means any person (other than Wasef Jabsheh, the Company and any entity directly or indirectly wholly-owned or majority-owned by the Company) that (i) is the owner of 15% or more of the issued and outstanding voting shares of the Company, (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the issued and outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above.

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

Untraced Shareholders

Our Amended and Restated Bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment (or such other period of time as may be required pursuant to the listing requirements of Nasdaq or such other stock exchange or quotation system applicable to our shares, provided that such other period of time is not less than six years). In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

Exchange Control

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares. The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes Nasdaq. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

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

As a result of and upon consummation of the Business Combination, each of Tiberius and IGI Dubai became a subsidiary of the Company and the Company became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI Dubai. Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, our common shares and warrants to purchase common shares became listed on Nasdaq under the symbols IGIC and IGICW, respectively.

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

The remaining Transaction Consideration was paid by the Company to the Sellers by delivery of the Exchange Shares equal in value to the Transaction Consideration less the Cash Consideration (the “Equity Consideration”), with each Exchange Share valued at the price per share at which each Tiberius share of common stock was redeemed or converted pursuant to the redemption by Tiberius of its public stockholders in connection with Tiberius’ initial business combination, as required by its amended and restated certificate of incorporation and Tiberius’ initial public offering prospectus. The Exchange Shares were allocated among the Sellers pro rata based on the total number of Purchased Shares held by them after deducting the number of Purchased Shares paid for with the Cash Consideration.

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

Registration Rights Agreement with Former IGI Dubai Shareholders

At the Closing, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement that became effective upon the consummation of the Business Combination. See “Major Shareholders and Related Party Transactions — Related Party Transactions.”

Founders Registration Rights Agreement

Tiberius, the Sponsor and the other Holders named therein are party to a registration rights agreement, dated as of March 15, 2018. At the closing of the Business Combination, the Company, Tiberius and the holders of a majority of the “Registrable Securities” thereunder entered into an amendment to such agreement whereby the Company assumed Tiberius’s obligations under the agreement (collectively, the “Founders Registration Rights Agreement”). Pursuant to the Founders Registration Rights Agreement, the Company agreed to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all “Registrable Securities” thereunder and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. This registration statement was replaced by a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.

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

Subscription Agreements with PIPE Investors

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “PIPE Subscription Agreement”) with certain investors (the “PIPE Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius common stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which became the Company’s common shares in the Business Combination. At the Closing, Tiberius issued 2,314,883 shares of Tiberius common stock to the PIPE Investors, which were exchanged for 2,314,883 common shares of the Company in the Merger. The PIPE Investors were given registration rights in the PIPE Subscription Agreements pursuant to which the Company, as the successor to Tiberius, is required to file a resale registration statement for the shares issued to the PIPE Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. This registration statement was replaced by a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.

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

Forward Purchase Commitments

In connection with its initial public offering in 2018, Tiberius obtained forward purchase commitments from four investors who committed to purchase Tiberius securities for $25 million in connection with Tiberius’s initial business combination. Prior to the Closing, The Gray Insurance Company, an affiliate of the Sponsor, assumed the rights and obligations of one of these four investors under his forward purchase contract and his PIPE Subscription Agreement. At the Closing, Tiberius issued 2,900,000 share of Tiberius common stock to the four investors that were exchanged for 2,900,000 common shares of the Company in the Merger. Following the consummation of the Business Combination, pursuant to the Founders Registration Rights Agreement, as amended at the Closing, the Company is required to file and maintain an effective registration statement under the Securities Act covering the resale of the securities issued to the four investors pursuant to the forward purchase contracts. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. This registration statement was replaced by a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.

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

Warrant Agreement

The Company agreed that, as soon as practicable, but in no event later than 30 business days after the Closing, we would use our best efforts to file a registration statement with the SEC covering the common shares issuable upon exercise of the warrants. The Company also agreed to use its best efforts to cause the registration statement to become effective and to maintain a current prospectus relating to such common shares until the warrants expire or are redeemed. The warrants expire on March 17, 2025. The Company initially filed such registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. This registration statement was replaced by a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.

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

Alternatively, a U.S. holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Company does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any taxable year in which the Company is a PFIC, you will be required to file U.S. IRS Form 8621 in each such year and provide certain annual information regarding such common shares, including regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

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

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at December 31, 2021 and 2020.

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

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	($) in millions
2021	7.5%	$41.4	$(41.4)	$30.1	$(30.1)	$(30.1)	$30.1
2021	5%	27.6	(27.6)	20.0	(20.0)	(20.0)	20.0
2020	7.5%	$36.9	$(36.9)	$22.9	$(22.9)	$(22.9)	$22.9
2020	5%	24.6	(24.6)	15.2	(15.2)	(15.2)	15.2

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

	Less than 1 year	1 to 5 years	More than 5 years	Noninterest bearing items	Total	Effective interest rate on interest bearing assets
			($) in millions			%
Financial assets at FVTP	—	—	—	28.5	28.5	—
Financial assets at FVOCI	44.0	261.3	113.2	20.8	439.2	2.48
Financial assets at amortized cost	2.5	—	—	—	2.5	5.99
Cash and cash equivalents and term deposits	368.0	54.1	—	—	422.1	1.06
Total	414.5	315.4	113.2	49.3	892.3

Details of maturities of the major classes of our financial assets as of December 31, 2020 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Noninterest bearing items	Total	Effective interest rate on interest bearing assets
			($) in millions			%
Financial assets at FVTP	—	—	—	22.8	22.8	—
Financial assets at FVOCI	102.6	181.4	107.0	21.6	412.6	2.53
Financial assets at amortized cost	2.7	—	—	—	2.7	5.86
Cash and cash equivalents and term deposits	261.5	44.1	—	—	305.6	1.43
Total	366.8	225.5	107.0	44.4	743.7

The following table demonstrates the sensitivity of our income statement to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of our income statement is the effect of the assumed changes in interest rates on our profit for the year, based on the floating rate financial assets and financial liabilities held at December 31.

Increase/decrease in basis points	Effect on profit before tax for the year ($ in millions)
2021
– 25 basis points	$(1.6)
– 50 basis points	$(3.2)
2020
– 25 basis points	$(1.4)
– 50 basis points	$(2.9)

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.

We are exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than our functional currency. The currencies in which these transactions are primarily denominated are Sterling and Euro. As a significant portion of our transactions are denominated in U.S dollars, this reduces currency risk. Intra-group transactions are primarily denominated in U.S. dollars.

Part of our monetary assets and liabilities are denominated in a currency other than our functional currency and are subject to risks associated with currency exchange fluctuation. We reduce some of this currency exposure by maintaining some of our bank balances in foreign currencies in which some of our insurance payables are denominated.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollars exchange rate, with all other variables held constant, of IGI’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Changes in currency rate to U.S. dollars	Effect on profit/equity before tax
	%	($ in millions)
2021
EUR	+10	0.6
GBP	+10	(5.6)

2020
EUR	+10	(0.8)
GBP	+10	(0.4)

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

The table below provides information regarding our credit risk exposure by classifying assets according to the credit rating of our counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	($) in millions
2021
FVOCI – debts securities	$418.2	$0.2	—	$418.4
Financial Assets at amortized cost	—	2.0	0.5	2.5
Insurance receivables	—	113.3	66.1	179.4
Reinsurance share of outstanding claims	181.4	0.9	—	182.3
Deferred excess of loss premiums	—	17.2	—	17.2
Cash and cash equivalents	220.1	22.0	—	242.1
Term deposits	130.9	49.1	—	180.0
Total	$950.6	$204.7	$66.6	$1,221.9
	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	($) in millions
2020
FVOCI – debts securities	$389.3	$1.7	—	$390.9
Financial Assets at amortized cost	—	2.0	0.7	2.7
Insurance receivables	—	110.6	56.0	166.6
Reinsurance share of outstanding claims	186.9	0.6	—	187.5
Deferred excess of loss premiums	—	17.1	—	17.1
Cash and cash equivalents	110.9	22.5	—	133.4
Term deposits	124.3	47.9	—	172.2
Total	$811.4	$202.4	$56.7	$1,070.5

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

The following tables demonstrate the sensitivity of our profit for the years ended December 31, 2021 and December 31, 2020 the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown:

	Change in equity price	Effect on profit before tax for the year	Effect on equity
	%	($) in thousands
2021
Amman Stock Exchange	5%	$40	$40
Saudi Stock Exchange	5%	—	511
Qatar Stock Exchange	5%	23	23
Abu Dhabi Security Exchange	5%	76	76
New York Stock Exchange	5%	175	175
Kuwait Stock Exchange	5%	—	9
London Stock Exchange	5%	330	382
Other quoted	5%	782	871
	Change in equity price	Effect on profit before tax for the year	Effect on equity
	%	($) in thousands
2020
Amman Stock Exchange	5%	$46	$46
Saudi Stock Exchange	5%	—	590
Qatar Stock Exchange	5%	25	25
Abu Dhabi Security Exchange	5%	52	52
New York Stock Exchange	5%	149	170
Kuwait Stock Exchange	5%	—	5
London Stock Exchange	5%	312	294
Other quoted	5%	554	635

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

The tables below summarize the maturity profile of IGI’s financial liabilities as of December 31, 2021 and December 31, 2020 based on contractual undiscounted payments (in U.S. dollars):

	Less than one year	More than one year	Total
		($) in millions
2021
Gross outstanding claims	$210.7	$365.2	$575.9
Gross unearned premiums	251.7	77.1	328.8
Insurance payable	84.5	5.0	89.5
Other liabilities	26.3	3.1	29.4
Derivative financial liability	—	12.9	12.9
Unearned commissions	12.3	1.4	13.7
Total liabilities	$585.5	$464.7	$1,050.2

	Less than one year	More than one year	Total
		($) in millions
2020
Gross outstanding claims	$210.6	$281.7	$492.3
Gross unearned premiums	222.1	55.1	277.2
Insurance payable	78.5	5.0	83.5
Other liabilities	18.3	2.4	20.7
Derivative financial liability	—	13.6	13.6
Unearned commissions	10.0	1.0	11.0
Total liabilities	$539.5	$358.8	$898.3

Item 12.    Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None, except as described elsewhere in this annual report or in the information incorporated by reference herein.

The Company filed a registration statement on Form F-3 with the SEC on April 2, 2021, and it was declared effective on November 3, 2021 (File No. No. 333-254986). The registration statement relates to, among other things, the issuance of up to 17,250,000 of our common shares, including (i) 12,750,000 common shares issuable upon the exercise of our public warrants issued in exchange for 12,750,000 public warrants of Tiberius, and, (ii) 4,500,000 common shares issuable upon the exercise of our warrants issued in exchange for 4,500,000 Tiberius private warrants.

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

Item 15.    Controls and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the disclosure controls and procedures were effective at the reasonable assurance level in ensuring that:

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

B. Management’s Annual Report on Internal Controls over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based upon criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that all previously reported material weaknesses have been remediated and the Company’s internal control over financial reporting was effective as of December 31, 2021.

C. Attestation Report of Registered Public Accounting Firm

We are exempt from the requirement of an attestation report of our registered public accounting firm while we are an emerging growth company under the rules of the SEC.

D. Changes in Internal Control Over Financial Reporting

During the course of 2021, management identified and disclosed a material weakness related to errors in our accounting for our public and private warrants. Since identifying such material weakness, our management has implemented a remediation plan in order to address the material weakness, including, among other things, expanding and improving our review process for complex securities and related accounting standards, enhancing access to accounting literature, professional training regarding complex accounting applications and employing additional staff with the requisite experience and training to supplement existing accounting professionals, in addition to consulting with third-party subject matter advisors when needed. As a result of such remediation efforts, our management has determined that the above material weakness has been remediated as of December 31, 2021.

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

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Wanda Mwaura, the chair of the audit committee of our board of directors, is an “audit committee financial expert” as defined by Item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq listing requirements and Rule 10A-3 under the Exchange Act.

Item 16B.  Code of Ethics

The Company has adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller and certain other officers. A copy of our Financial Code of Ethics may be obtained, without charge, by sending a request to International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, attention: Investor Relations. Any amendment to this Financial Code may be made only by the Company’s Board of Directors. If an amendment to this Financial Code is made, appropriate disclosure will be made in a Current Report on Form 6-K, by posting on the Company’s website or by other electronic means, or at the latest, in the Annual Report on Form 20-F to the extent required by the rules and regulations of the SEC and the listing requirements of Nasdaq.

Item 16C.  Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), for the last two fiscal years ended December 31, 2021 and December 31, 2020.

	For the Year Ended December 31,
	2021	2020
	($) in thousands
Audit Fees	$1,527	$1,303
Tax Fees	5	5
All Other Fees	69	47
Total	$1,601	$1,355

Audit Fees

Audit Fees consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC, in addition to the audit fees of the Group’s subsidiaries.

Tax Fees

Tax Fees for the fiscal year ended December 31, 2021 and 2020 relate to corporate tax compliance services for two of the Group’s subsidiaries.

All Other Fees

All Other Fees relate to permitted advisory services, which relate to review of loss reserves engagement and statutory returns for two of the Group’s subsidiaries.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.   Financial Statements

See Item 18.

Item 18.   Financial Statements

The financial statements of the Company are included in this Annual Report. Our financial statements are on pages F-1 to F-76.

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

4.26	2020 Omnibus Incentive Plan of the Company reference to Exhibit 10.26 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
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

8.1*	List of Subsidiaries of the Company.
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(e) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
15.2*	Consent of Ernst & Young LLP.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
April 1, 2022	By:	/s/ Wasef Jabsheh
Name: Wasef Jabsheh
Title: Chief Executive Officer

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of
International General Insurance Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of International General Insurance Holdings Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

London, United Kingdom
April 1, 2022

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
At 31 December 2021 and 2020
	Notes	31 December 2021	31 December 2020
		USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	3(a)	242,146	133,439
Term deposits	3(b)	179,966	172,212
Insurance receivables	4	179,345	166,605
Investments	5	470,222	438,087
Investments in associates	6	5,693	11,583
Reinsurance share of outstanding claims	7	182,248	187,485
Reinsurance share of unearned premiums	8	64,124	50,077
Deferred excess of loss premiums	9	17,238	17,095
Deferred policy acquisition costs	10	64,842	55,172
Deferred tax assets	28	471	—
Other assets	11	9,942	9,562
Investment properties	12	16,308	20,012
Property, premises and equipment	13	14,859	13,168
Intangible assets	14	4,321	4,710
TOTAL ASSETS		1,451,725	1,279,207

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	7	575,899	492,255
Gross unearned premiums	8	328,726	277,268
Insurance payables	15	89,519	83,461
Other liabilities	16	29,039	20,491
Derivative financial liability	2,17	12,938	13,628
Deferred tax liabilities	28	14	55
Unearned commissions	18	13,725	11,038
TOTAL LIABILITIES		1,049,860	898,196

EQUITY
Common shares at par value	19	489	486
Share premium	33	159,545	157,677
Foreign currency translation reserve	19	992	(349)
Fair value reserve	19	8,215	18,160
Retained earnings		232,624	205,037
TOTAL EQUITY		401,865	381,011
TOTAL LIABILITIES AND EQUITY		1,451,725	1,279,207

The consolidated financial statements were approved by the Board of Directors on March 31 2022.

The attached notes from 1 to 35 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended 31 December 2021, 2020 and 2019
	Notes	31 December 2021	31 December 2020	31 December 2019
		USD ‘000	USD ‘000	USD ‘000
Gross written premiums	8	545,582	467,273	349,292
Reinsurers’ share of insurance premiums	8	(162,973)	(128,863)	(97,139)
Net written premiums	8	382,609	338,410	252,153
Change in unearned premiums		(51,458)	(71,054)	(37,959)
Reinsurers’ share of change in unearned premiums		14,047	16,160	1,350
Net change in unearned premiums		(37,411)	(54,894)	(36,609)
Net premiums earned	8	345,198	283,516	215,544
Claims and claim adjustment expenses	7	(203,366)	(213,963)	(159,824)
Reinsurers’ share of claims	7	27,174	62,291	41,761
Net claims and claim adjustment expenses		(176,192)	(151,672)	(118,063)
Commissions earned	18	23,035	16,053	13,930
Policy acquisition costs	10	(86,201)	(70,543)	(59,366)
Net policy acquisition expenses		(63,166)	(54,490)	(45,436)

Net underwriting results		105,840	77,354	52,045

General and administrative expenses	22	(58,946)	(46,923)	(39,266)
Net investment income	23	16,034	9,967	13,374
Share of loss from associates	6	(7,248)	(1,479)	(376)
Impairment loss on insurance receivables	4	(5,181)	(2,861)	(629)
Other revenues	24	1,844	372	1,428
Other expenses	24	(2,693)	(1,892)	(2,195)
Listing related expenses	25	—	(3,366)	(4,832)
Change in fair value of derivative financial liability	2,17	690	(4,418)	—
Gain (loss) on foreign exchange		(4,897)	2,572	5,704
Profit before tax		45,443	29,326	25,253

Income tax	28	(1,747)	(2,075)	(1,688)
Profit for the year		43,696	27,251	23,565
Earnings per share
Basic and diluted earnings per share attributable to equity holders (US Dollars)	30	0.89	0.59	0.69

The attached notes from 1 to 35 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended 31 December 2021, 2020 and 2019
	31 December 2021	31 December 2020	31 December 2019
	USD ‘000	USD ‘000	USD ‘000
Profit for the year	43,696	27,251	23,565
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net change in fair value reserve during the year for bonds at fair value through other comprehensive income, net of tax	(9,240)	11,481	4,209
Currency translation differences	1,341	(16)	(38)
Changes in allowance for expected credit losses transferred to income statement	114	135	(23)
Other comprehensive income which will not be reclassified to profit or loss in subsequent periods
Net change in fair value reserve during the year for equities at fair value through other comprehensive income	(819)	(71)	(866)
Realized gain on sale of equities at fair value through other comprehensive income	—	2,341	—
Other comprehensive income for the year	(8,604)	13,870	3,282
Total comprehensive income for the year	35,092	41,121	26,847

The attached notes from 1 to 35 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended 31 December 2021, 2020 and 2019
	Notes	31 December 2021	31 December 2020	31 December 2019
		USD ‘000	USD ‘000	USD ‘000
OPERATING ACTIVITIES
Profit before tax		45,443	29,326	25,253

Adjustments for:
Depreciation and amortization	13,14	3,563	2,612	1,956
Impairment loss on insurance receivables	4	5,181	2,861	629
Impairment of goodwill	22	41	—	—
Loss on disposal of property, premises and equipment	24	60	—	26
Realized gain on sale of financial assets at FVTPL	23	(396)	(1,599)	(947)
Fair value loss (gain) on investment properties	23	1,300	2,007	304
Realized loss (gain) on sale of investment properties	23	8	213	(679)
Loss (gain) on revaluation of financial assets at FVTPL	23	(3,089)	241	(1,591)
Loss on sale of bonds at fair value through OCI	23	88	411	629
Expected credit loss on financial assets	23	180	264	(36)
Share of loss from associates	6	7,248	1,479	376
Lease interest expense	16	358	203	108
Interest income	23	(14,049)	(12,169)	(10,866)
Share-based payment expense	32	1,871	450	—
Change in fair value of derivative financial liability	17	(690)	4,418	—
Net foreign exchange differences		4,897	(2,572)	(5,704)
Cash from operations before working capital changes		52,014	28,145	9,458
Working capital adjustments
Term deposits		(7,754)	(52,459)	(44,426)
Insurance receivables		(20,005)	(55,870)	(3,523)
Purchase of financial assets at FVTPL		(6,470)	(9,400)	(14,906)
Purchase of bonds through OCI		(159,041)	(237,528)	(109,955)
Proceeds from maturity of financial assets at amortized cost		169	133	500
Proceeds from sale/maturity of bonds at fair value through OCI		116,963	71,050	67,193
Proceeds from sale of financial assets at FVTPL		5,727	10,073	9,616
Reinsurance share of outstanding claims		5,237	(11,273)	11,353
Reinsurance share of unearned premiums		(14,047)	(16,160)	(1,350)
Deferred excess of loss premiums		(143)	(1,922)	(2,724)
Deferred policy acquisition costs		(9,670)	(13,459)	(5,309)
Other assets		1,150	(175)	(1,944)
Interest received		15,043	10,536	10,117
Additions to investment property		(36)	(74)	(745)
Proceeds from sale of investment property		1,120	3,526	6,063
Gross outstanding claims		83,644	79,202	28,673
Gross unearned premiums		51,458	71,054	37,959
Insurance payables		6,058	29,917	20,510
Other liabilities		8,013	3,447	3,943

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended 31 December 2021, 2020 and 2019 (Continued)
	Notes	31 December 2021	31 December 2020	31 December 2019
		USD ‘000	USD ‘000	USD ‘000
Unearned commissions		2,687	2,128	900
Net cash flows from (used in) operating activities before tax		132,117	(89,109)	21,403
Income tax paid		(2,328)	(1,465)	—
Net cash flows from (used in) operating activities after tax		129,789	(90,574)	21,403

INVESTING ACTIVITIES
Purchases of property, premises and equipment		(1,486)	(344)	(443)
Proceeds from sale of premises and equipment		—	—	22
Acquisition of a subsidiary, net of cash acquired	34	(146)	—	—
Purchases of intangible assets		(859)	(1,561)	(613)
Net cash flows used in investing activities		(2,491)	(1,905)	(1,034)

FINANCING ACTIVITIES
Cash injection in connection with Business Combination	33	—	120,821	—
Consideration paid to shareholders as deemed settlement for shares	33	—	(80,000)	—
Dividends paid	21	(16,109)	(4,360)	(10,816)
Treasury shares	20	—	—	(5,053)
Lease liabilities payments	16	(783)	(796)	(606)
Net cash flows (used in) from financing activities		(16,892)	35,665	(16,475)
NET CHANGE IN CASH AND CASH EQUIVALENTS		110,406	(56,814)	3,894
Net foreign exchange differences		(1,699)	(2,207)	3,834
Cash and cash equivalents at the beginning of the year		133,439	192,460	184,732
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	242,146	133,439	192,460

The attached notes from 1 to 35 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended 31 December 2021, 2020 and 2019
	Issued share capital	Common shares at par value	Additional paid in capital	Share premium	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
As at 31 December 2018	143,376	—	2,773	—	(15,050)	(295)	954	169,407	301,165
Profit for the year	—	—	—	—	—	—	—	23,565	23,565
Other comprehensive income	—	—	—	—	—	(38)	3,320	—	3,282
Total comprehensive income	—	—	—	—	—	(38)	3,320	23,565	26,847
Purchase of treasury shares – (note 20)	—	—	—	—	(5,053)	—	—	—	(5,053)
Cash dividends (note 21)	—	—	—	—	—	—	—	(10,816)	(10,816)
As at 31 December 2019	143,376	—	2,773	—	(20,103)	(333)	4,274	182,156	312,143

Profit for the year	—	—	—	—	—	—	—	27,251	27,251
Other comprehensive income	—	—	—	—	—	(16)	13,886	—	13,870
Total comprehensive income	—	—	—	—	—	(16)	13,886	27,251	41,121
Issuance of shares in connection with Business Combination (note 19) and (note 33) – at par value of USD 0.01	—	485	—	—	—	—	—	—	485
Deemed distribution to shareholders in connection with Business Combination (note 33)	—	—	—	(80,000)	—	—	—	—	(80,000)
Business Combination elimination adjustments (note 33)	(143,376)	—	(2,773)	237,228	20,103	—	—	(10)	111,172
Issuance of Restricted Shares Awards (note 32)	—	1	—	449	—	—	—	—	450
Cash dividends (note 21)	—	—	—	—	—	—	—	(4,360)	(4,360)
As at 31 December 2020	—	486	—	157,677	—	(349)	18,160	205,037	381,011

Profit for the year	—	—	—	—	—	—	—	43,696	43,696
Other comprehensive income	—	—	—	—	—	1,341	(9,945)	—	(8,604)
Total comprehensive income	—	—	—	—	—	1,341	(9,945)	43,696	35,092
Issuance of Restricted Shares Awards (note 32)	—	3	—	1,868	—	—	—	—	1,871
Cash dividends (note 21)	—	—	—	—	—	—	—	(16,109)	(16,109)
As at 31 December 2021	—	489	—	159,545	—	992	8,215	232,624	401,865

The attached notes from 1 to 35 form part of these consolidated financial statements

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

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

The Company and its subsidiaries (together “the Group”) operate in the Bermuda, United Kingdom, Jordan, Morocco, Malaysia, Malta, United Arab Emirates and the Cayman Islands.

The consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 31 March 2022.

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

The consolidated financial statements are prepared on a going concern basis under the historical cost convention modified to include the measurement at fair value of financial assets and investment properties at fair value through profit or loss, financial assets at fair value through other comprehensive income and derivative financial liability. Financial assets measured at fair value through profit and loss include quoted funds, alternative investments and quoted equities. Financial assets at fair value through other comprehensive income include quoted and unquoted equities.

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

Following measures announced by the Government in March 2020, the directors implemented aspects of the Group’s business continuity plan (BCP), specifically requiring staff at all levels and in all functions to work remotely wherever practicable, and to limit the need for gatherings of staff so far as possible. The Group’s IT facilities have ensured that all of the Group’s operations have been maintained allowing the Group to function as normal. The directors expect that these operational changes will continue to be required, even as employees have been allowed to return to their offices following Government advice.

The full extent to which the COVID-19 pandemic may impact Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

Management has performed a COVID-19 impact analysis as part of its going concern assessment using information available as of the date of release of the Group’s audited consolidated financial statements as of and for year ended 31 December 2021. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on the Group’s operations, liquidity, solvency and capital position. These stresses include increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims.

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

Based on the current analyses, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. To date, this assessment is supported by the fact that as of 31 December 2021, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

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

The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 31 December 2021. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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

All intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated in full.

The Group has the following subsidiaries and branches:
	Country of incorporation	Activity	Ownership
			2021	2020
International General Insurance Holdings Limited	United Arab Emirates	Reinsurance and insurance	100%	100%
Tiberius Acquisition Corporation	United States of America	Special purpose acquisition company	100%	100%

The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited:

I.G.I Underwriting/Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd.:

Subsidiaries:
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
International General Insurance Company (Europe) SE*	Malta	Reinsurance and insurance	100%	—
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%
Branches:
International General Insurance Company Ltd. – Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

____________

*        International General Insurance Company (Europe) SE was acquired by the Group on 25 June 2021 (note 34).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

Changes in accounting policies

The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2020.

There are no new standards or amendments effective in 2021 that have a material impact on the Group’s consolidated financial statements.

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

The Group will be voluntarily changing its basis of accounting from IFRS to the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and will present its consolidated financial statements in U.S. GAAP effective 1 January, 2023 (the “first reporting period”). Accordingly, the Group is currently in the process of evaluating the potential transitional impact of such change and its first application of U.S. GAAP. As a result, the Group has discontinued the process of implementing IFRS 17.

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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

iii)    Financial assets measured at fair value through other comprehensive income (Quoted and unquoted equities)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 “Financial Instruments: Presentation”, and are not held for trading. The classification is determined on an instrument-by-instrument basis.

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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

The associates’ functional currency is the currency of a hyperinflationary economy and is adjusted in terms of the measuring unit current at the end of the reporting period. As the presentation currency of the Group is that of a non-hyperinflationary economy, comparative amounts are not adjusted for changes in the price level in the current year. Differences between these comparative amounts and current year hyperinflation adjusted equity balances are recognised in other comprehensive income. The carrying amounts of non-monetary assets and liabilities are adjusted to reflect the change in the general price index from the date of acquisition to the end of the reporting period. An impairment loss is recognised in profit or loss if the restated amount of a non-monetary item exceeds its estimated recoverable amount.

All the amounts in the associates’ financial statements (assets, liabilities, equity items, income, and expenses) are translated at the closing rate of the current year.

Gains or losses on the net monetary position are recognised in profit or loss.

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

Listing related Expenses

Listing transaction related costs are charged to the consolidated statement of income as incurred.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

In particular, estimates have to be made for both the expected ultimate cost of claims reported and the expected ultimate cost of claims incurred but not yet reported (IBNR) at the consolidated statement of financial position date. The primary technique adopted by management in estimating the cost of notified and IBNR claims is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Similar judgements, estimates and assumptions are employed in the assessment of adequacy of provisions for unearned premiums. Judgement is also required in determining whether the pattern of insurance service provided by a contract requires amortization of unearned premiums on a basis other than time apportionment.

Total carrying amount of insurance contract liabilities as at year ended 31 December 2021 was USD 575,899 thousand (2020: USD 492,255 thousand). As at 31 December 2021, gross incurred but not reported claims (IBNR) amounted to USD 268,953 thousand (2020: USD 179,921 thousand) out of the total insurance contract liabilities.

Valuation of investment properties

Investment properties amounted to USD 16,308 thousand as at 31 December 2021 (2020: USD 20,012 thousand) and are stated at fair value. Management has determined the fair value and in doing so has considered valuation performed by a third-party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm).

Valuation of investment properties of the associates

Investment in associates amounted to USD 5,693 thousand as at December 31, 2021 (2020: USD 11,583 thousand). The associates’ main business is investing in investment properties located in Beirut, Lebanon. The investment properties of the associates are stated at fair value determined by management. In doing so, management has considered valuation performed by third party specialist using the sales comparison approach. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at year end 2021, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

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
At 31 December 2021

2. BASIS OF PREPARATION (cont.)

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

Total expected credit losses on insurance receivables as at year ended 31 December 2021 was USD 14,356 thousand (2020: USD 9,235 thousand).

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

Estimated pipeline premiums as at year ended 31 December 2021 was USD 1,379 thousand (2020: USD 3,249 thousand).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

3. CASH AT BANKS

(a) CASH AND CASH EQUIVALENTS
	2021	2020
	USD ‘000	USD ‘000
Cash and bank balances*	205,866	120,303
Deposits with original maturities of three months or less	36,280	13,136
	242,146	133,439

____________

*        This item includes restricted cash in the amount of USD 5,400 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business licensed effective 1 April 2020 (31 December 2020: USD 5,400 thousand). In addition, this item includes a restricted call deposit (a deposit with original maturity over three months and less than one year) in the amount of USD 5,000 thousand (31 December 2020: USD 5,000 thousand) placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is recognised as a liability and transferred to the reinsurance company on a semi-annual basis.

(b) TERM DEPOSITS
	2021	2020
	USD ‘000	USD ‘000
Deposits with original maturities over three months and less than one year	136,278	138,510
Deposits with original maturities over one year	43,688	33,702
	179,966	172,212

The deposits are denominated in US Dollars and other US Dollars pegged currencies. All deposits earned interest in the range between 0.4%-3.0% (31 December 2020: 0.2%-4.5%) and are held for varying periods between three months up to 5 years depending on the immediate cash requirements of the Group.

4. INSURANCE RECEIVABLES
	2021	2020
	USD ‘000	USD ‘000
Receivables from insurance companies and intermediaries	193,701	175,840
Less: Expected credit losses on insurance receivables	(14,356)	(9,235)
	179,345	166,605

The movement in the expected credit losses is as follows:
	2021	2020
	USD ‘000	USD ‘000
Opening balance	9,235	6,394
Provision for the year	5,181	2,861
Write-offs	(60)	(20)
Ending balance	14,356	9,235

Insurance receivables are non-interest bearing. The Group does not obtain collateral over insurance receivables.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

5. INVESTMENTS

The details of the Group’s financial investments for the years 2021 and 2020 are as follows:
	2021
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unquoted bonds*	2,934	—	—	2,934
Quoted bonds	—	418,445	—	418,445
Quoted funds and alternative investments	—	—	14,377	14,377
Quoted equities**	—	13,721	14,162	27,883
Unquoted equities***	—	7,046	—	7,046
Expected credit losses and impairment	(463)	—	—	(463)
	2,471	439,212	28,539	470,222
	2020
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Unquoted bonds*	3,103	—	—	3,103
Quoted bonds	—	390,918	—	390,918
Quoted funds and alternative investments	—	—	9,791	9,791
Quoted equities	—	14,935	12,989	27,924
Unquoted equities***	—	6,748	—	6,748
Expected credit losses and impairment	(397)	—	—	(397)
	2,706	412,601	22,780	438,087

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:
	2021	2020
	USD ‘000	USD ‘000
Opening balance	397	268
Addition of provision for investment held at amortized cost	66	129
Ending balance	463	397

The addition of provision for bonds at FVTOCI for the year 2021 of USD 114 thousand (note 23) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

____________

*        This includes an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ‘Specialized Investment Compound Co.’ a local company based in Jordan with a maturity date of 22 February 2016. The said company is currently under liquidation, due to which 85% of original bond holdings with nominal value amounting to USD 1,236 thousand were not paid on that maturity date.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

5. INVESTMENTS (cont.)

This bond is backed up by collateral in the form of real estate properties. However, the Group management has provided USD 441 thousand to cover any potential impairment in the value of the collateral held against said investment by discounting the expected future cash flows generated from the underlying bond collaterals which mainly represent rental income.

**      In 2020, the Group has sold part of its holdings in a quoted equity at fair value through OCI to take advantage of the increase in the market value of the investee. The quoted equities were purchased in 2011 and held as a long-term investment. Upon disposal, the fair value of the sold share was USD 3,859 thousand and the cumulative fair value change of USD 2,341 thousand remained in the fair value reserve.

***    The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 6,614 thousand (2020: USD 6,314 thousand) and USD 432 thousand (2020: USD 434 thousand). As at 31 December 2021 and 2020, the Group has measured the fair value of the unquoted investment valued at USD 6,614 thousand (2020: USD 6,314 thousand) by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

As at 31 December 2021, the Group has measured the fair value of the unquoted investment valued at USD 432 thousand (31 December 2020: USD 434 thousand), by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation. For the year ended 31 December 2020, the Group had measured the fair value of the unquoted investment by considering an official sale offer received subsequent to year-end, which did not materialize in 2021.

There are no active markets for these investments.

The table below shows the sensitivity of the fair value of Level 3 financial assets as at 31 December 2021, 2020 and 2019:
	%	Positive impact	Negative impact	Valuation variables
		USD ‘000	USD ‘000
2021	+/- 10	663	(663)	Market multiples applied to a range of financial performance measures****
2020	+/- 10	701	(701)	Market multiples applied to a range of financial performance measures And market multiples applied to implied value in a recent official sale offer
2019	+/- 10	574	(574)	Market multiples applied to a range of financial performance measures

____________

****  As at 31 December 2021, the fair value measurement of the unquoted equity investment valued at USD 6,614 thousand (2020: USD 6,314 thousand) (2019: USD 5,261 thousand) was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 7,277 thousand to USD 5,951 thousand (2020: USD 5,612 thousand to USD 7,015 thousand) (2019: USD 5,110 thousand to USD 5,561 thousand).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

6. INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:
	Country of incorporation	Ownership
		2021	2020
Star Rock SAL Lebanon	Lebanon	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%

Movement on investments in associates is as follows:
	2021	2020
	USD ‘000	USD ‘000
Opening balance	11,583	13,062
Opening balance adjustments for hyperinflation and effect of movements in exchange rates recognised in other comprehensive income	1,358	—
Adjusted opening balance	12,941	13,062

Share of associated companies’ financial results	(227)	(79)
Investment properties fair value adjustment	(7,021)	(1,902)
Reversal of provision for contingent liabilities	—	502
Share of loss from associates	(7,248)	(1,479)
Ending balance	5,693	11,583

The inflation in Lebanon has increased significantly in 2021, and the underlying quantitative and qualitative indicators following the deteriorating economic conditions and currency controls support the conclusion that Lebanon is a hyperinflationary economy.

Accordingly, for the purpose of the Group’s consolidated financial statements, the associates’ financial statements (which are based on historical cost approach, except for the investment properties which are measured at fair value) have been adjusted to be expressed in terms of the measuring unit current at the end of the reporting period by applying a general price index.

The following tables include summarized information of the Group’s investments in associates for each year presented.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

6. INVESTMENTS IN ASSOCIATES (cont.)

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
	2021
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Current assets	7	11	3	344	365
Non-current assets	1,870	1,287	2,091	13,538	18,786
Current liabilities	(120)	(148)	(29)	(182)	(479)
Non-current liabilities	(152)	(152)	(151)	(805)	(1,260)
Net assets	1,605	998	1,914	12,895	17,412
The Group’s share of net assets	525	326	626	4,216	5,693
	2020
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Current assets	102	40	85	935	1,162
Non-current assets	4,328	3,290	4,694	28,932	41,244
Current liabilities	(1,816)	(2,209)	(403)	(2,555)	(6,983)
Net assets	2,614	1,121	4,376	27,312	35,423
The Group’s share of net assets	855	367	1,431	8,930	11,583

The following table includes summarized information of the Group’s share of loss from associates for years 2021, 2020 and 2019.
	2021
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Associates’ revenues and results:
Revenues	11	—	2	422	435
Net loss	(2,456)	(2,007)	(2,608)	(15,095)	(22,166)
The Group’s share of loss	(803)	(656)	(853)	(4,936)	(7,248)

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

6. INVESTMENTS IN ASSOCIATES (cont.)

	2020
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

The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at year end 2021, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

All the investment properties generated rental income during the current year and the prior years, except for Sina SAL which did not generate rental income during 2021.

The sensitivity of the Group’s consolidated statement of income for the years 2021, 2020 and 2019 to the change in the price used for the valuation of the investment properties owned by the associates was as follows:
	%	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD ‘000	USD ‘000
2021	+/ – 20	1,511	(1,511)
2020	+/ – 20	1,773	(1,773)
2019	+/ – 20	7,269	(7,269)

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

7. OUTSTANDING CLAIMS

Movement in outstanding claims
	2021			2020			2019
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At the beginning of the year
Reported claims	312,334	(160,373)	151,961	292,722	(163,191)	129,531	285,770	(170,125)	115,645
Claims incurred but not reported	179,921	(27,112)	152,809	120,331	(13,021)	107,310	98,610	(17,440)	81,170
	492,255	(187,485)	304,770	413,053	(176,212)	236,841	384,380	(187,565)	196,815

Claims paid	(119,722)	32,411	(87,311)	(134,761)	51,018	(83,743)	(131,151)	53,114	(78,037)
Provided during the year related to current accident year	257,233	(64,926)	192,307	225,950	(68,135)	157,815	150,799	(26,444)	124,355
(Released) provided during the year related to previous accident years	(53,867)	37,752	(16,115)	(11,987)	5,844	(6,143)	9,025	(15,317)	(6,292)
At the end of the year	575,899	(182,248)	393,651	492,255	(187,485)	304,770	413,053	(176,212)	236,841

At the end of the year
Reported claims	306,946	(120,323)	186,623	312,334	(160,373)	151,961	292,722	(163,191)	129,531
Claims incurred but not reported	268,953	(61,925)	207,028	179,921	(27,112)	152,809	120,331	(13,021)	107,310
	575,899	(182,248)	393,651	492,255	(187,485)	304,770	413,053	(176,212)	236,841

Claims development

The following tables show the estimate of cumulative incurred claims, including both reported claims and claims incurred but not reported for each successive accident year at each statement of financial position date, together with cumulative payments to date.

Gross of reinsurance, the claims development table is as follows:
	All prior years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At end of accident year		94,376	122,323	128,498	133,595	159,549	152,384	174,601	175,094	278,298	196,709	150,799	225,950	257,233
One year later		75,295	108,523	106,567	119,425	155,958	114,972	160,100	173,369	309,258	219,593	143,093	219,794	—
Two years later		67,119	105,943	100,764	108,557	148,161	101,352	149,533	167,695	317,053	213,655	126,522	—	—
Three years later		68,497	100,572	110,286	110,046	142,309	92,846	145,921	158,572	317,778	191,253	—	—	—
Four years later		68,217	99,513	114,464	103,996	133,917	88,210	142,926	162,210	311,662	—	—	—	—
Five years later		67,909	101,599	110,266	104,541	132,992	85,621	142,478	162,215	—	—	—	—	—
Six years later		67,807	100,199	111,774	103,167	130,844	83,183	141,758	—	—	—	—	—	—
Seven years later		67,614	100,303	110,644	97,918	130,616	82,709	—	—	—	—	—	—	—
Eight years later		68,115	100,073	111,028	97,998	130,374	—	—	—	—	—	—	—	—
Nine years later		68,950	100,120	111,198	98,088	—	—	—	—	—	—	—	—	—
Ten years later		68,882	99,972	109,706	—	—	—	—	—	—	—	—	—	—
Eleven years later		69,169	100,497	—	—	—	—	—	—	—	—	—	—	—
Twelve years later		68,881	—	—	—	—	—	—	—	—	—	—	—	—
Current estimate of cumulative claims incurred	240,860	68,881	100,497	109,706	98,088	130,374	82,709	141,758	162,215	311,662	191,253	126,522	219,794	257,233	2,241,552
Cumulative payments to date	239,391	68,278	100,188	103,590	95,657	129,783	82,488	136,793	154,033	279,011	114,862	77,459	64,824	19,296	1,665,653
Gross liability included in the consolidated statement of financial position															575,899

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

7. OUTSTANDING CLAIMS (cont.)

Net of reinsurance, the claims development table is as follows:
	All prior years	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
At end of accident year		63,259	71,380	76,231	100,119	123,553	115,851	92,893	98,771	110,341	94,266	124,355	157,815	192,307
One year later		52,099	63,488	60,555	88,131	121,694	90,078	86,991	94,055	117,163	105,797	115,739	155,639	—
Two years later		46,911	62,020	59,556	78,090	120,600	79,209	79,846	90,077	116,435	108,521	100,104	—	—
Three years later		48,882	58,897	60,662	81,521	117,084	73,250	75,311	85,366	113,949	112,970	—	—	—
Four years later		48,707	58,182	62,272	77,268	109,460	70,070	73,132	89,184	112,040	—	—	—	—
Five years later		48,310	60,146	59,826	77,798	107,701	66,693	72,641	89,230	—	—	—	—	—
Six years later		48,348	58,648	60,329	76,773	107,500	65,626	71,945	—	—	—	—	—	—
Seven years later		48,194	58,726	58,084	71,644	107,269	65,482	—	—	—	—	—	—	—
Eight years later		48,713	58,540	57,329	71,620	107,059	—	—	—	—	—	—	—	—
Nine years later		49,446	58,590	57,425	71,745	—	—	—	—	—	—	—	—	—
Ten years later		49,437	58,460	57,398	—	—	—	—	—	—	—	—	—	—
Eleven years later		49,697	58,859	—	—	—	—	—	—	—	—	—	—	—
Twelve years later		49,404	—	—	—	—	—	—	—	—	—	—	—	—
Current estimate of cumulative claims incurred	148,610	49,404	58,859	57,398	71,745	107,059	65,482	71,945	89,230	112,040	112,970	100,104	155,639	192,307	1,392,792
Cumulative payments to date	147,326	48,851	58,590	55,232	69,469	106,523	64,658	68,751	82,223	94,196	80,419	62,814	44,025	16,064	999,141
Net liability included in the consolidated statement of financial position															393,651

8. UNEARNED PREMIUMS
	2021			2020			2019
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Opening balance	277,268	(50,077)	227,191	206,214	(33,917)	172,297	168,255	(32,567)	135,688
Premiums written	545,582	(162,973)	382,609	467,273	(128,863)	338,410	349,292	(97,139)	252,153
Premiums earned	(494,124)	148,926	(345,198)	(396,219)	112,703	(283,516)	(311,333)	95,789	(215,544)
	328,726	(64,124)	264,602	277,268	(50,077)	227,191	206,214	(33,917)	172,297

9. DEFFERRED EXCESS OF LOSS PREMIUMS

The movement in deferred excess of loss premiums in the consolidated statement of financial position is as follows:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Opening balance	17,095	15,173	12,449
Additions	38,207	40,726	37,492
Charged to consolidated statement of income under reinsures’ share of insurance premiums	(38,064)	(38,804)	(34,768)
Ending balance	17,238	17,095	15,173

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

10. DEFERRED POLICY ACQUISITION COSTS
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Opening balance	55,172	41,713	36,404
Acquisition costs during the year	95,871	84,002	64,675
Charged to consolidated statement of income	(86,201)	(70,543)	(59,366)
Ending balance	64,842	55,172	41,713

11. OTHER ASSETS
	2021	2020
	USD ‘000	USD ‘000
Accrued interest income	4,924	4,213
Prepaid expenses	1,746	1,978
Refundable deposits	123	121
Employees receivables	4	7
Funds held in trust accounts	2,818	2,103
Income tax receivables	130	120
Trade receivables	9	13
Investments proceeds receivables	—	894
Others	188	113
	9,942	9,562

The carrying values of the other assets above as at years ending 31 December 2021 and 2020 approximate fair value.

12. INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:
	2021
	Commercial building	Lands*	Total
	USD ‘000	USD ‘000	USD ‘000
Opening balance	18,168	1,844	20,012
Additions	36	—	36
Sale of investment properties	—	(1,128)	(1,128)
Transfer to property, premises and equipment	(1,312)	—	(1,312)
Fair value adjustment (note 23)	(1,209)	(91)	(1,300)
Ending balance	15,683	625	16,308
	2020
	Commercial building	Lands*	Total
	USD ‘000	USD ‘000	USD ‘000
Opening balance	20,063	5,649	25,712
Additions	32	42	74
Sale of investment properties	—	(3,739)	(3,739)
Fair value adjustment (note 23)	(1,899)	(108)	(2,007)
Foreign currency adjustment	(28)	—	(28)
Ending balance	18,168	1,844	20,012

____________

*        Lands amounting to USD 625 thousand as at 31 December 2021 (2020: USD 1,844 thousand) are registered in the name of a former Director. The Group has obtained a proxy and has full control over these investment properties (note 27).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

12. INVESTMENT PROPERTIES (cont.)

In 2021, the Group sold a number of plots with total carrying value of USD 1,128 thousand (2020: USD 3,739 thousand) and recognized a loss of USD 8 thousand (2020: loss of USD 213 thousand).

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

The sensitivity of the Group financial statements to the change in the price used for the valuation of the investment properties was as the following:
	%	Price per square meter	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD	USD ‘000	USD ‘000
Commercial building
2021	+/ – 10	875	1,565	(1,565)

2020	+/ – 10	1,016	1,816	(1,816)

2019	+/ – 10	1,122	2,006	(2,006)
	%	Price per square meter	Impact on consolidated statement of income for the increase in price per square meter	Impact on consolidated statement of income for the decrease in price per square meter
		USD	USD ‘000	USD ‘000
Lands
2021	+/ – 10	168	62	(62)

2020	+/ – 10	189	184	(184)

2019	+/ – 10	203	565	(565)

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

13. PROPERTY, PREMISES AND EQUIPMENT
	Office buildings	Aircraft	Office furniture	Computers	Equipment	Leasehold improvements	Vehicles	Work in progress	Right of use assets	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Cost
At 1 January 2021	2,681	11,290	1,678	1,862	293	1,419	1,011	76	4,035	24,345
Additions	4	—	103	160	12	98	—	1,109	1,269	2,755
Transfers	1,311	—	116	94	2	838	—	(1,050)	—	1,311
Disposals	—	—	(101)	(22)	(3)	(69)	—	—	—	(195)
At 31 December 2021	3,996	11,290	1,796	2,094	304	2,286	1,011	135	5,304	28,216

Depreciation
At 1 January 2021	923	3,615	1,440	1,605	284	1,318	871	—	1,121	11,177
Deprecation for the year	35	903	42	186	6	102	47	—	994	2,315
Disposals	—	—	(75)	(22)	(3)	(35)	—	—	—	(135)
At 31 December 2021	958	4,518	1,407	1,769	287	1,385	918	—	2,115	13,357
Net carrying amount
At 31 December 2021	3,038	6,772	389	325	17	901	93	135	3,189	14,859

Cost
At 1 January 2020	2,679	11,290	1,652	1,646	291	1,411	1,011	9	1,925	21,914
Additions	22	—	26	210	2	8	—	76	2,012	2,356
Transfers	—	—	—	9	—	—	—	(9)	—	—
Disposals	—	—	—	(3)	—	—	—	—	—	(3)
Adjustments	(20)	—	—	—	—	—	—	—	98	78
At 31 December 2020	2,681	11,290	1,678	1,862	293	1,419	1,011	76	4,035	24,345

Depreciation
At 1 January 2020	894	2,709	1,383	1,436	282	1,250	814	—	411	9,179
Deprecation for the year	29	906	57	172	2	68	57	—	584	1,875
Disposals	—	—	—	(3)	—	—	—	—	—	(3)
Adjustments	—	—	—	—	—	—	—	—	126	126
At 31 December 2020	923	3,615	1,440	1,605	284	1,318	871	—	1,121	11,177
Net carrying amount
At 31 December 2020	1,758	7,675	238	257	9	101	140	76	2,914	13,168

The depreciation of the aircraft for the year ended 31 December 2021 amounting to USD 903 thousand (2020: USD 906 thousand) (2019: USD 903 thousand) was allocated proportionally between the other expenses and general and administrative expenses based on the flight hours of chartered trips and business-related trips, respectively. The depreciation and amortization (note 14) charges for the years ended 31 December 2021, 2020 and 2019 were allocated as follows:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Property, premises and equipment depreciation charge for the year	2,315	1,875	1,907
Intangible assets amortization charge for the year (note 14)	1,248	737	49
Aircraft depreciation allocated to listing transaction deferred cost	—	—	(73)
Aircraft depreciation allocated to other expenses (note 24)	(750)	(632)	(595)
Total depreciation and amortization allocated to G&A (note 22)	2,813	1,980	1,288

Fully depreciated property, premises and equipment still in use amounted to USD 5,467 thousand as at 31 December 2021 (2020: USD 5,408 thousand).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

14. INTANGIBLE ASSETS
	2021				2020
	Computer software/ licenses	Work in progress	Goodwill	Total	Computer software/ licenses	Work in progress*	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Cost
Beginning balance	6,584	—	—	6,584	1,191	3,832	5,023
Additions	853	6	41	900	1,423	138	1,561
Transfers	—	—	—	—	3,970	(3,970)	—
Ending balance	7,437	6	41	7,484	6,584	—	6,584

Amortization and impairment
Beginning balance	1,874	—	—	1,874	1,137	—	1,137
Additions	1,248	—	—	1,248	737	—	737
Impairment loss (note 34)	—	—	41	41
Ending balance	3,122	—	41	3,163	1,874	—	1,874
Net carrying amount	4,315	6	—	4,321	4,710	—	4,710

____________

*        Effective 1 April 2020, the Group has fully implemented a new core insurance system and transferred the work in progress amount to the software and licenses account within intangible assets.

15. INSURANCE PAYABLES
	2021	2020
	USD ‘000	USD ‘000
Payables due to insurance companies and intermediaries	5,004	2,593
Reinsurers – amounts due in respect of ceded premium	84,515	80,868
	89,519	83,461

16. OTHER LIABILITIES
	2021	2020
	USD ‘000	USD ‘000
Accounts payable	11,259	5,011
Accrued expenses and other accruals	12,773	10,970
Lease liabilities*	3,753	2,954
Income tax payable	1,254	1,556
	29,039	20,491

____________

*        Set out below are the carrying amount of the Group’s lease liabilities and the movement during the year:

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

16. OTHER LIABILITIES (cont.)

	2021	2020
	USD ‘000	USD ‘000
Opening balance	2,954	1,563
Additions	1,269	2,012
Interest expense (note 22)	358	203
Payments	(783)	(796)
Foreign currency adjustment	(45)	(28)
Ending balance	3,753	2,954
Current	1,001	761
Non-current	2,752	2,193

The Group used discount rates ranging between 1.5% – 4.1% (2020: 1.5% – 4.1%) and the amount of the undiscounted lease liabilities was USD 4,142 thousand as at 31 December 2021 (2020: USD 3,169 thousand).

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

No Public or Private Warrants (together, the “Warrants”) have been exercised or redeemed since originally issued and until the date of these consolidated financial statements.

Upon initial recognition, the fair value of the Warrants has been determined using a combination of a market approach and valuation technique used by an independent third-party valuation specialist (for further details refer to note 33). Based on that, the estimated fair value of the Warrants was USD 9,210 thousand.

The Private Warrants are registered for resale on the Group’s registration statement on Form F-3 and are freely tradable into the public market if holders want to sell them.

The Public Warrants and Private Warrants have similar terms, with differences in a few features. The Private Warrants include transfer restrictions, but if they are transferred to an unrelated party then the Private Warrants become identical to Public Warrants. Accordingly, the Private Warrants are valued based on the fair value of the Public Warrants which are listed on Nasdaq.

The table below illustrates the movement on the Warrants during the year:
	2021	2020
	USD ‘000	USD ‘000
Fair value of Warrants at the beginning of the period / Initial recognition of Warrants at the close of the Business Combination	13,628	9,210
Change in fair value for the year	(690)	4,418
Fair value of Warrants at the end of the year	12,938	13,628

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

18. UNEARNED COMMISSIONS

The movement in unearned commissions in the consolidated statement of financial position is as follows:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
As at 1 January	11,038	8,910	8,010
Commissions received	25,722	18,181	14,830
Commissions earned	(23,035)	(16,053)	(13,930)
As at 31 December	13,725	11,038	8,910

19. EQUITY

Common shares

Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at 31 December 2019 as well as immediately prior to the closing of the Business Combination on 17 March 2020 (the “Closing”), the Company was authorized to issue 1,000 common shares, USD 0.01 par value per share and 1,000 preference shares, USD 0.01 par value per share, and there was one common share issued and outstanding and no preference shares issued and outstanding. As at 31 December 2021, the authorized share capital was 48,880,441 (2020: 48,573,251) common shares issued and outstanding (including 3,012,500 common shares (“Earnout Shares”) subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

The following table sets out the number of common shares issued and outstanding as at 31 December 2021 and 2020:
	2021
	No. of shares	Par value
		USD ‘000
Common shares (par value of USD 0.01)	45,471,084	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (note 32)	396,857	4
	48,880,441	489
	2020
	No. of shares	Par value
		USD ‘000
Common shares (par value of USD 0.01)	45,426,251	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (note 32)	134,500	1
	48,573,251	486

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

19. EQUITY (cont.)

Fair value reserve

The movement of this item is as follows:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Balance at the beginning of the year	18,160	4,274	954
Net change in fair value reserve during the year for bonds at fair value through OCI, net of tax	(9,240)	11,481	4,209
Net change in fair value reserve during the year for equities at fair value through OCI	(819)	(71)	(866)
Realized gain on sale of equities at fair value through other comprehensive income	—	2,341	—
ECL charge (release) transferred to consolidated statement of income	114	135	(23)
Balance at the end of the year	8,215	18,160	4,274

Foreign currency translation reserve

The foreign currency translation reserve is used to record the exchange difference arising from the translation of the financial statements of foreign subsidiaries and associates to the Group’s functional currency.

20. TREASURY SHARES

The former general shareholders of International General Insurance Holdings Limited — Dubai approved in its extraordinary meeting dated 24 November 2013 the purchase of the company’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 2,350 thousand treasury shares were purchased during 2019 which were recorded at an amount of USD 5,053 thousand. Total treasury shares amount as at 31 December 2019 was USD 20,103 thousand (note 27). During 2020, Treasury shares were eliminated as part of the Business Combination Agreement.

21. CASH DIVIDENDS

Cash dividends declared and paid:

The Board of Directors resolved to pay the following dividends for the years 2021, 2020 and 2019:

—     On 12 August 2021: USD 7,821 thousand (Dividend per share: USD 0.16)

—     On 25 March 2021: USD 8,288 thousand (Dividend per share: USD 0.17)

—     On 13 August 2020: USD 4,360 thousand (Dividend per share: USD 0.09)

—     On 21 March 2019: USD 5,455 thousand (Dividend per share excluding treasury shares: USD 0.04)

—     On 22 August 2019: USD 5,361 thousand (Dividend per share excluding treasury shares: USD 0.04)

There are no cash dividends declared but not paid as at 31 December 2021, 2020 and 2019.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

22. GENERAL AND ADMINISTRATIVE EXPENSES
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Human resources expenses	36,184	29,955	26,700
Business promotion, travel and entertainment	1,358	1,349	3,340
Statutory, advisory and rating	9,938	6,174	3,463
Information technology and software	3,123	2,719	1,872
Office operation	1,270	1,518	1,460
Depreciation and amortization (note 13)	2,813	1,980	1,288
Impairment of goodwill (note 34)	41	—	—
Interest expense arising from lease liabilities (note 16)	358	203	108
Bank charges	128	122	137
Corporate expenses	3,733	2,903	898
	58,946	46,923	39,266

23. NET INVESTMENT INCOME
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Interest income	14,049	12,169	10,866
Dividends from equities at FVTOCI	78	128	721
Dividends from equities at FVTPL	705	562	391

Realized gains and losses on investments
Realized loss on sale of bonds at FVTOCI	(88)	(411)	(629)
Realized gain on sale of FVTPL equities and mutual funds	396	1,599	947

Unrealized gains and losses on investments
Unrealized gain (loss) on revaluation of financial assets at FVTPL	3,089	(241)	1,591

Gains and losses from investments in properties
Realized (loss) gain on sale of investment properties	(8)	(213)	679
Fair value (loss) gain on investment properties (note 12)	(1,300)	(2,007)	(304)
Rental income	163	190	203

Impairment and expected credit losses on investments
Expected credit loss on financial assets at FVOCI	(114)	(135)	23
Expected credit loss on financial assets at amortized cost	(66)	(129)	13

Investments custodian fees and other investments expenses	(870)	(1,545)	(1,127)
	16,034	9,967	13,374

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

24. OTHER REVENUES (EXPENSES)
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Other revenues:
Chartered flights revenue	1,844	372	1,428
	1,844	372	1,428
Other expenses:
Aircraft operational cost	(1,883)	(1,260)	(1,574)
Aircraft depreciation expense (note 13)	(750)	(632)	(595)
Loss on disposal of property, premises and equipment	(60)	—	(26)
	(2,693)	(1,892)	(2,195)

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

26. COMMITMENTS AND CONTINGENCIES

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

•        Letters of Credit amounting to USD 6,550 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2020: USD 7,994 thousand).

•        Letter of Guarantee amounting to USD 327 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2020: USD 321 thousand).

•        In 2021, the Group signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of USD 1,250 thousand in five instalments over five years to support cancer research projects. As at 31 December 2021, the Group has paid USD 250 thousand and the remaining four instalments amounted to USD 1,000,000 shall be made equally over the years from 2022 to 2025.

Litigations

The Group was engaged in an arbitration proceeding at 31 December 2020 with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance programme for the years 2012 to 2017.

The Group commenced the arbitration proceeding with the agent for these reinsurers after they failed to make payment of approximately USD 5.7 million which the Group believes is due from them (based on figures as at 30 June 2019). As at 31 December 2020, the Group was seeking to recover approximately USD 15.3 million from the reinsurers, plus interest and legal costs. In response, the agent alleged that certain matters were not adequately disclosed and was seeking to void the policies. The Group believes that the allegations were without merit and committed to vigorously defend itself in this matter. Accordingly, no provision for any liability was recorded in the prior year consolidated financial statements as at 31 December 2020. The arbitration hearing was scheduled for April 2021.

Before the start of the final hearing in April 2021, the matters under arbitration were resolved (and the arbitration discontinued) between the Group and reinsurers. The outward reinsurance policies remain in full force and effect. The resolution has no material impact on the Group’s business, results of operations or financial condition.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

27. RELATED PARTIES

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

•        Compensation of key management personnel of the Group for the year ended 31 December 2021, consisting of salaries and benefits was USD 7,144 thousand (2020: USD 5,764 thousand) (2019: USD 4,600 thousand). Out of the total amount of key management personnel compensation, an amount of USD 1,352 thousand (2020: USD 1,138 thousand) (2019: USD 297 thousand) represents long-term benefits. Out of these long-term benefits, USD Nil (2020: USD 887 thousand) (2019: USD 297 thousand) represent a phantom share option plan linked to the value of an ordinary share of the Group. The said plan was terminated during the year 2020 as a result of ‘change in control’ as defined in the plan whereby all outstanding phantom shares were immediately vested and exercisable on business combination date of 17 March 2020 (note 33). All option holders have opted for cash payment of exercisable phantom shares per the terms of plan. In addition, USD 1,352 thousand of long-term benefits represents earn out value of share-based expenses as of 31 December 2021 (2020: USD 251 thousand) resulting from issuance of Restricted Shares Awards to key management personnel during the year pursuant to ‘International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan’ (note 32).

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

•        In 2019, the Group rented a boat for business promotion from a company owned by major shareholder, the total expense charged to the general and administrative expenses was USD 382 thousand (2021: USD Nil) (2020: USD Nil).

•        The Group has paid aircraft management fees and chartering revenues commission in the amount of USD 244 thousand (2020: USD 114 thousand) (2019: USD 84 thousand) to Arab wings Co. where a shareholder has a controlling interest. As at 31 December 2021, there was an amount of USD 186 thousand payable to Arab Wings Co. (2020: Receivable of USD 37 thousand).

•        There are no balances due from key management personnel of the Group as at 31 December 2021 and 2020.

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

•        Included within the investment properties (note 12) are lands with a total amount of USD 625 thousand (2020: USD 1,844 thousand) registered in the name of a former Director of the Group. The Group has obtained a proxy and has full control over these investment properties.

•        In connection with the Business Combination (note 33) the Group issued 4,000,000 warrants in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) (note 17). As at 31 December 2021, none of the Warrants have been exercised or redeemed since originally issued.

•        On 31 March 2021, the Board of Directors approved the grant of 132,190 restricted shares to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) pursuant to the Group’s 2020 Omnibus Incentive Plan (note 32).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

28. TAXATION

The components of income tax expense are as follows:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Current income tax:
Current income tax charge	2,052	2,374	704
Adjustments in respect of current income tax of prior years	97	(7)	—

Deferred tax:
Origination and reversal of temporary differences	(402)	(292)	1,247
Effect of tax rate change	—	—	(131)
Adjustment in respect of prior years	—	—	(132)
Income tax charge for the year	1,747	2,075	1,688

The income tax expense appearing in the consolidated statement of income relate to the following subsidiaries:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
Income tax expense for IGI Labuan – current year	71	66	—
Corporate tax for IGI Casablanca (Representative Office) – current year	7	6	4
Income tax credits for North Star Underwriting Limited – current year	(21)	(9)	—
Income tax expense for IGI UK – current year	1,995	2,311	700
Income tax credit for IGI UK – prior years	97	(7)	—
Addition of deferred tax assets IGI Europe	(347)	—	984
Release of deferred tax liabilities for IGI UK	(55)	(292)	—
Income tax charge for the year	1,747	2,075	1,688

•        Effective 1 January 2019, the Labuan Business Activity Tax Law has been revised and accordingly, Labuan registered entities can no longer elect to pay the RM20 thousand flat tax rate and instead are subject to 3% tax on the audited net profits. In 2021, IGI Labuan recorded tax expense of USD 71 thousand representing 3% of the audited net profits (2020: USD 66 thousand). In 2019, IGI Labuan has recorded a net loss, and as a result no income tax has been accrued for the year.

•        IGI Casablanca — Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

•        IGI UK and North Star Under Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law.

An increase from the current 19% UK corporation tax rate to 25%, effective from 1 April 2023, was announced in the Budget on 3 March 2021 and enacted on 10 June 2021. As a result, UK deferred tax balances have been revalued to take this rate change into account, where relevant.

•        I.G.I Underwriting is a tax-exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

28. TAXATION (cont.)

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

•        International General Insurance Company (Europe) SE (IGI Europe) is subject to the normal standard rate in Malta of 35%.

Reconciliation of tax expense and the accounting profit multiplied by the applicable tax rate is as follows:
	2021	2020	2019
	USD ‘000	USD ‘000	USD ‘000
The Group profit before tax	45,443	29,326	25,253
Less: Profit related to non-taxable subsidiaries	(36,022)	(17,108)	(15,380)
Profit before tax for entities subject to corporate taxation	9,421	12,218	9,873
Profit multiplied by the standard rate of tax in the UK of 19% (2020:19%) (2019: 19%)	1,790	2,322	1,876
Net disallowed expenditure	(71)	(34)	50
Non-UK expenses not deductible for tax purposes/income not taxable	67	—	—
Fixed asset temporary differences not recognized for deferred tax	1	14	18
Other temporary differences not recognized for deferred tax	28	9	3
Adjustment in respect of prior years	97	(7)	(132)
Income tax credits for North Star Underwriting Limited – current year	—	(9)	—
IGI Labuan and IGI Casablanca current year tax charges	78	72	4
Other movements	1	—	—
Release of deferred tax liabilities for IGI UK	(55)	(292)	—
Effect of rate change to 17%	—	—	(131)
Difference in corporation tax rates	(189)	—	—
Income tax charge for the year	1,747	2,075	1,688

The following is the movement on the deferred tax assets:
	2021	2020
	USD ‘000	USD ‘000
Balance at beginning of the year	—	—
Deferred tax assets resulting from acquisition of IGI Europe	124	—
Addition of deferred tax assets for IGI Europe	347	—
Ending balance	471	—

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

28. TAXATION (cont.)

The following is the movement on the deferred tax liabilities:
	2021	2020
	USD ‘000	USD ‘000
Balance at beginning of the year	(55)	(347)
Release of deferred tax liabilities for IGI UK	55	292
Addition of deferred tax liabilities related to the change in fair value of bonds at fair value through OCI for IGI UK	(14)	—
Ending balance	(14)	(55)

The deferred tax liabilities amounting to USD 55 thousand as of 31 December 2020 (2021: Nil) are in respect to an adjustment processed to the income of IGI UK using prevailing tax rates.

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

The Group purchases reinsurance as part of its risk mitigation programmer. Reinsurance ceded is placed on both a proportional and non — proportional basis. The proportional reinsurance is quota — share reinsurance which is taken out to reduce the overall exposure of the Group to certain classes of business. Non — proportional reinsurance is primarily excess — of — loss reinsurance designed to mitigate the Group’s net exposure to catastrophe losses and large claims. Retention limits for the excess — of — loss reinsurance vary by class of business. Also, a significant portion of the reinsurance is affected under the facultative reinsurance contracts to cover a single risk exposure.

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
At 31 December 2021

29. RISK MANAGEMENT (cont.)

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

Geographical concentration of risks

The Group’s insurance risk based on geographical concentration of risk is illustrated in the table below:
	2021		2020		2019
	Gross written premiums	Concentration	Gross written premiums	Concentration	Gross written premiums	Concentration
	USD ‘000%		USD ‘000%		USD ‘000%
Africa	27,749	5	20,956	5	16,492	5
Asia	55,816	10	37,398	8	32,810	9
Australasia	23,454	4	19,104	4	15,185	4
Caribbean Islands	30,244	6	15,964	3	8,334	2
Central America	28,166	5	37,442	8	37,732	11
Europe	48,780	9	59,972	13	37,328	11
Middle East	53,564	10	48,401	10	36,883	11
North America	32,773	6	22,553	5	4,281	1
South America	20,718	4	20,548	4	11,051	3
UK	197,090	36	158,381	34	115,863	33
Worldwide	27,228	5	26,554	6	33,333	10
	545,582		467,273		349,292

Line of business concentration of risk

The Group’s insurance risk based on line of business concentration is illustrated in the table below:
	2021		2020		2019
	Gross written premiums	Concentration Percentage	Gross written premiums	Concentration Percentage	Gross written premiums	Concentration Percentage
	USD ‘000%		USD ‘000%		USD ‘000%
Casualty	190,038	35	157,487	34	110,082	32
Financial Institutions	36,176	6	39,442	8	28,989	8
Marine Liability	3,339	1	4,613	1	2,731	1
Inherent Defects Insurance	9,978	2	8,935	2	9,173	3
Energy	104,015	19	91,742	19	72,109	21
Property	79,085	14	69,912	15	46,137	13
Engineering	31,137	6	17,924	4	11,531	3
Aviation	20,348	4	23,002	5	19,183	6
Ports & Terminals	29,600	5	25,875	6	22,361	6
Political Violence	9,263	2	8,271	2	8,297	2
Marine Cargo	5,091	1	752	—	713	—
Contingency	3,498	1	—	—	—	—
Reinsurance	24,014	4	19,318	4	17,986	5
	545,582		467,273		349,292

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at 31 December 2021 and 2020.

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
	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2021	7.5	41,368	(41,368)	30,063	(30,061)	(30,063)	30,061
2021	5	27,579	(27,579)	20,043	(20,040)	(20,043)	20,040

2020	7.5	36,919	(36,919)	22,859	(22,857)	(22,859)	22,857
2020	5	24,613	(24,613)	15,240	(15,237)	(15,240)	15,237

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

Details of maturities of the major classes of financial assets are as follows:
	Less than 1 year	1 to 5 years	More than 5 years	Non-interest- bearing items	Total	Effective Interest Rate on interest bearing assets
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	(%)
2021 –
Financial assets at FVTPL	—	—	—	28,539	28,539	—
Financial assets at FVOCI	43,978	261,293	113,174	20,767	439,212	2.48
Financial assets at amortized cost	2,471	—	—	—	2,471	5.99
Cash and term deposits	368,024	54,088	—	—	422,112	1.06
	414,473	315,381	113,174	49,306	892,334

2020 –
Financial assets at FVTPL	—	—	—	22,780	22,780	—
Financial assets at FVOCI	102,617	181,349	106,952	21,683	412,601	2.53
Financial assets at amortized cost	2,706	—	—	—	2,706	5.86
Cash and term deposits	261,549	44,102	—	—	305,651	1.43
	366,872	225,451	106,952	44,463	743,738

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
	Decrease in basis points	Effect on profit/Equity before tax for the year
		USD ‘000
2021	-25	(1,593)
	-50	(3,186)

2020	-25	(1,435)
	-50	(2,870)

The effect of increases in interest rates are expected to be equal and opposite to the effects of the decreases shown above.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

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
	Changes in currency rate to USD	Effect on profit/Equity before tax for the year
	%	USD ‘000
2021
EUR	+10	606
GBP	+10	(5,567)

2020
EUR	+10	(777)
GBP	+10	(406)

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
At 31 December 2021

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

The Group’s bank balances are maintained with a range of international and local banks in accordance with limits set by the board of directors. There are no significant concentrations of credit risk within the Group. The table below provides information regarding the credit risk exposure of the Group by classifying assets according to the Group’s credit rating of counterparties:
	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2021
FVOCI – debts securities	418,240	205	—	418,445
Financial assets at amortized cost	—	1,979	492	2,471
Insurance receivables	—	113,294	66,051	179,345
Reinsurance share of outstanding claims	181,379	869	—	182,248
Deferred excess of loss premiums	—	17,238	—	17,238
Cash and cash equivalents	220,095	22,051	—	242,146
Term deposits	130,860	49,106	—	179,966
	950,574	204,742	66,543	1,221,859
	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
2020
FVOCI – debts securities	389,250	1,668	—	390,918
Financial assets at amortized cost	—	1,982	724	2,706
Insurance receivables	—	110,618	55,987	166,605
Reinsurance share of outstanding claims	186,851	634	—	187,485
Deferred excess of loss premiums	—	17,095	—	17,095
Cash and cash equivalents	110,915	22,524	—	133,439
Term deposits	124,283	47,929	—	172,212
	811,299	202,450	56,711	1,070,460

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

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

The schedule below shows the distribution of bonds and debt securities with fixed interest rate according to the international agencies classification:
Rating grade	Bonds	Unquoted bonds	Total
	USD ‘000	USD ‘000	USD ‘000
2021
AAA	3,363	—	3,363
AA	20,803	—	20,803
A	220,258	—	220,258
BBB	166,789	—	166,789
BB	7,027	—	7,027
B	205	—	205
Not rated	—	2,471	2,471
Total	418,445	2,471	420,916
Rating grade	Bonds	Unquoted bonds	Total
	USD ‘000	USD ‘000	USD ‘000
2020
AAA	44,616	—	44,616
AA	29,296	—	29,296
A	191,135	—	191,135
BBB	115,049	—	115,049
BB	9,154	—	9,154
B	210	—	210
Not rated	1,458	2,706	4,164
Total	390,918	2,706	393,624

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

The schedule below shows the geographical distribution of bonds and debt securities with fixed interest rate:
Country	Total
USD ‘000
2021
Australia	9,632
Bahrain	4,618
Belgium	1,112
Bermuda	2,301
Canada	8,384
China	51,664
Finland	2,951
France	11,266
Germany	17,483
India	3,206
Japan	11,951
Jordan	2,471
KSA	15,042
Kuwait	3,464
Luxembourg	687
Malaysia	6,574
Mexico	2,326
Netherlands	5,051
Oman	1,122
Qatar	47,700
Russia*	1,948
Singapore	3,069
South Korea	7,635
Spain	1,377
Sweden	2,528
Switzerland	5,063
Taiwan	2,991
UAE	18,388
UK	51,049
USA	113,308
Virgin Islands (British)	4,555
Total	420,916

____________

*        On 24 February 2022 the Russian Federation launched a full-scale military invasion into Ukraine. This has already led to significant economic and humanitarian consequences for both countries, and the long-term wider impact continues to be unknown as the situation develops. Areas of uncertainty include the impact on global energy prices, financial markets as well as the possible further escalation of the conflict (note 35). Consequently, the fair value of the bond decreased to USD 918 thousand and its credit rating was downgraded from BBB as at 31 December 2021 to B in March 2022.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

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
At 31 December 2021

29. RISK MANAGEMENT (cont.)

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
	Change in equity price	Effect on profit before tax for the year	Effect on Equity
		USD ‘000	USD ‘000
2021
Amman Stock Exchange	+5%	40	40
Saudi Stock Exchange	+5%	—	511
Qatar Stock Exchange	+5%	23	23
Abu Dhabi Security Exchange	+5%	76	76
New York Stock Exchange	+5%	175	202
Kuwait Stock Exchange	+5%	—	9
London Stock Exchange	+5%	330	382
Other quoted	+5%	782	871
	Change in equity price	Effect on profit before tax for the year	Effect on Equity
		USD ‘000	USD ‘000
2020
Amman Stock Exchange	+5%	46	46
Saudi Stock Exchange	+5%	—	590
Qatar Stock Exchange	+5%	25	25
Abu Dhabi Security Exchange	+5%	52	52
New York Stock Exchange	+5%	149	170
Kuwait Stock Exchange	+5%	—	5
London Stock Exchange	+5%	312	294
Other quoted	+5%	554	635

The Group also has unquoted investments carried at fair value determined based on valuation techniques as per level 3 of fair value hierarchy.

The Group limits market risk by maintaining a diversified portfolio and by monitoring of developments in equity markets.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

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

All liabilities are non-interest bearing liabilities, except for the lease liabilities accounted for under IFRS 16 “Leases”.

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December based on contractual undiscounted payments:
	Less than one year	More than one year	Total
	USD ‘000	USD ‘000	USD ‘000
2021
Gross outstanding claims	210,691	365,208	575,899
Gross unearned premiums	251,691	77,035	328,726
Insurance payables	84,519	5,000	89,519
Other liabilities	26,357	3,071	29,428
Derivative financial liability*	—	12,938	12,938
Unearned commissions	12,285	1,440	13,725
Total liabilities	585,543	464,692	1,050,235

2020
Gross outstanding claims	210,536	281,719	492,255
Gross unearned premiums	222,124	55,144	277,268
Insurance payables	78,461	5,000	83,461
Other liabilities	18,298	2,419	20,717
Derivative financial liability*	—	13,628	13,628
Unearned commissions	10,012	1,026	11,038
Total liabilities	539,431	358,936	898,367

____________

*        There is no contractual obligation to settle the Warrants in cash.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

Maturity analysis of assets and liabilities

The table below shows analysis of assets and liabilities analyzed according to when they are expected to be recovered or settled:
	2021
	Less than one year	More than one year	No term	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	231,746	10,400	—	242,146
Term deposits	136,278	43,688	—	179,966
Insurance receivables	171,132	8,213	—	179,345
Investments	44,470	376,446	49,306	470,222
Investments in associates	—	—	5,693	5,693
Reinsurance share of outstanding claims	71,199	111,049	—	182,248
Reinsurance share of unearned premiums	59,235	4,889		64,124
Deferred excess of loss premiums	17,206	32	—	17,238
Deferred policy acquisition costs	43,785	21,057		64,842
Deferred tax assets	45	426	—	471
Other assets	9,942	—	—	9,942
Investment properties	—	—	16,308	16,308
Property, premises and equipment	—	14,859	—	14,859
Intangible assets	—	4,321	—	4,321
TOTAL ASSETS	785,038	595,380	71,307	1,451,725

LIABILITIES AND EQUITY LIABILITIES
Gross outstanding claims	210,691	365,208	—	575,899
Gross unearned premiums	251,691	77,035	—	328,726
Insurance payables	84,519	5,000	—	89,519
Other liabilities	26,287	2,752	—	29,039
Derivative financial liability	—	12,938	—	12,938
Deferred tax liabilities	—	14	—	14
Unearned commissions	12,285	1,440	—	13,725
TOTAL LIABILITIES	585,473	464,387	—	1,049,860
EQUITY
Common shares at par value	—	—	489	489
Share premium	—	—	159,545	159,545
Foreign currency translation reserve	—	—	992	992
Fair value reserve	—	—	8,215	8,215
Retained earnings	—	—	232,624	232,624
TOTAL EQUITY	—	—	401,865	401,865
TOTAL LIABILITIES AND EQUITY	585,473	464,387	401,865	1,451,725

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

	2020
	Less than one year	More than one year	No term	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
ASSETS
Cash and cash equivalents	128,039	5,400	—	133,439
Term deposits	133,510	38,702	—	172,212
Insurance receivables	164,778	1,827	—	166,605
Investments	105,323	288,301	44,463	438,087
Investments in associates	—	—	11,583	11,583
Reinsurance share of outstanding claims	83,210	104,275	—	187,485
Reinsurance share of unearned premiums	47,186	2,891	—	50,077
Deferred excess of loss premiums	17,095	—	—	17,095
Deferred policy acquisition costs	39,266	15,906	—	55,172
Other assets	9,562	—	—	9,562
Investment properties	—	—	20,012	20,012
Property, premises and equipment	—	13,168	—	13,168
Intangible assets	—	4,710	—	4,710
TOTAL ASSETS	727,969	475,180	76,058	1,279,207

LIABILITIES AND EQUITY LIABILITIES
Gross outstanding claims	210,536	281,719	—	492,255
Gross unearned premiums	222,124	55,144	—	277,268
Insurance payables	78,461	5,000	—	83,461
Other liabilities	18,298	2,193	—	20,491
Derivative financial liability	—	13,628	—	13,628
Deferred tax liabilities	55	—	—	55
Unearned commissions	10,012	1,026	—	11,038
TOTAL LIABILITIES	539,486	358,710	—	898,196
EQUITY
Common shares at par value	—	—	486	486
Share premium	—	—	157,677	157,677
Foreign currency translation reserve	—	—	(349)	(349)
Fair value reserve	—	—	18,160	18,160
Retained earnings	—	—	205,037	205,037
TOTAL EQUITY	—	—	381,011	381,011
TOTAL LIABILITIES AND EQUITY	539,486	358,710	381,011	1,279,207

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

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

Capital comprises issued share capital, common shares, share premium, additional paid in capital, treasury shares, foreign currency translation reserve, fair value reserve, and retained earnings and is measured at USD 401,865 thousand as at 31 December 2021 (2020: USD 381,011 thousand).

The capital requirements imposed on the Group’s regulated entities are as follows:

International General Insurance Co. Ltd (Bermuda)

The Bermuda Insurance Act 1978 and Related Regulations (the Act) requires the Company to meet a minimum solvency margin. The Company has met the minimum solvency margin requirement at 31 December 2021 and 2020. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. This ratio was met at 31 December 2021 and 2020.

Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the BMA annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at 31 December 2021 and 2020, the Company met its ECR.

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

The Company has met all requirements for the years ended 31 December 2021 and 2020.

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

As at 31 December 2021 and 2020, the Branch met the minimum solvency margin requirements.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

International General Insurance Company (Europe) SE

The Company is regulated by the Malta Financial Services Authority.

The company is subject to the Solvency II regime and is required to meet a Solvency Coverage Ratio (SCR) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.

The Company has met all requirements for the year ended 31 December 2021.

Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
	2021
	Level 1	Level 2	Level 3	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Assets measured at fair value:
FVTPL	14,162	14,377	—	28,539
Quoted equities at FVOCI	13,721	—	—	13,721
Quoted bonds at FVOCI	356,141	62,304	—	418,445
Unquoted equities at FVOCI *	—	—	7,046	7,046
Investment properties	—	—	16,308	16,308
	384,024	76,681	23,354	484,059
Liabilities measured at fair value:
Derivative financial liability	—	12,938	—	12,938

The Group’s management has refined the criteria utilized for determining which financial assets should be allocated to level 1. Accordingly, USD 14,377 thousand and USD 62,304 thousand of financial assets through profit or loss and quoted bonds at fair value through other comprehensive income, respectively, were transferred out of level 1 to level 2. Derivative financial liability was transferred from level 1 to level 2 due to lack of sufficient trading volume as at December 31, 2021. There were no transfers into or out of level 3 during the year ended 31 December 2021.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

29. RISK MANAGEMENT (cont.)

	2020
	Level 1	Level 2	Level 3	Total
	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Assets measured at fair value:
FVTPL	22,780	—	—	22,780
Quoted equities at FVOCI	14,935	—	—	14,935
Quoted bonds at FVOCI	390,918	—	—	390,918
Unquoted equities at FVOCI *	—	—	6,748	6,748
Investment properties	—	—	20,012	20,012
	428,633	—	26,760	455,393
Liabilities measured at fair value:
Derivative financial liability	13,628	—	—	13,628

There were no transfers between levels during the year ended 31 December 2020.

____________

*        Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:
	2021	2020
	USD ‘000	USD ‘000
Balance at the beginning of the year	6,748	5,794
Purchases	—	1,503
Total gains (losses) recognized in OCI	298	(549)
Balance at the end of the year	7,046	6,748

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

As at 31 December 2021, the Earnout Shares and Restricted Shares Awards were unvested, however, since these shares contain a nonforfeitable rights to dividends, whether paid or unpaid, they are considered as participating securities and hence included in the computation of both basic and diluted earnings per share.

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

30. EARNINGS PER SHARE (cont.)

The following table shows the calculation of the basic and diluted earnings per share for the years ended 31 December 2021, 2020 and 2019.

The following table reflects the income and share data used in the basic and diluted EPS calculations:
	2021	2020	2019
Profit for the year (USD ‘000)	43,696	27,251	23,565
Less: profit attributable to the Earnout Shares (USD ‘000)	2,693	1,690	—
Less: profit attributable to the Restricted Shares Awards (USD ‘000)	355	75	—
Net profit available to common shareholders (USD ‘000)	40,648	25,486	23,565
Weighted average number of shares – basic and diluted	45,470,961	43,047,915	34,292,263
Basic and diluted earnings per share (USD)	0.89	0.59	0.69

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

Following a review of the Group’s segment information, comparative amounts have been reclassified from those previously reported in 2020 and 2019. The effect of this change is an increase in net underwriting results of the specialty long tail segment by USD 2,008 thousand (2019: decrease of USD 1,653 thousand) and a corresponding decrease in the specialty short tail segment’s net underwriting results.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

31. SEGMENT INFORMATION (cont.)

a)      Segment disclosure for the Group’s consolidated operations is as follows:
	2021					Total
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	239,531	282,037	24,014	545,582	—	545,582
Reinsurer’s share of insurance premiums	(61,808)	(101,165)	—	(162,973)	—	(162,973)
Net written premiums	177,723	180,872	24,014	382,609	—	382,609
Net change in unearned premiums	(10,209)	(26,865)	(337)	(37,411)	—	(37,411)
Net premiums earned	167,514	154,007	23,677	345,198	—	345,198

Underwriting deductions
Net policy acquisition expenses	(30,498)	(28,766)	(3,902)	(63,166)	—	(63,166)
Net claims and claim adjustment expenses	(86,196)	(72,599)	(17,397)	(176,192)	—	(176,192)
Net underwriting results	50,820	52,642	2,378	105,840	—	105,840

General and administrative expenses	—	—	—	—	(58,946)	(58,946)
Net investment income	—	—	—	—	16,034	16,034
Share of loss from associates	—	—	—	—	(7,248)	(7,248)
Impairment loss on insurance receivables	—	—	—	—	(5,181)	(5,181)
Other revenues	—	—	—	—	1,844	1,844
Other expenses	—	—	—	—	(2,693)	(2,693)
Change in fair value of derivative financial liability	—	—	—	—	690	690
Loss on foreign exchange	—	—	—	—	(4,897)	(4,897)
Profit (loss) before tax	50,820	52,642	2,378	105,840	(60,397)	45,443
Income tax	—	—	—	—	(1,747)	(1,747)
Profit for the year	50,820	52,642	2,378	105,840	(62,144)	43,696

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

31. SEGMENT INFORMATION (cont.)

	2020					Total
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	210,477	237,478	19,318	467,273	—	467,273
Reinsurer’s share of insurance premiums	(37,182)	(91,681)	—	(128,863)	—	(128,863)
Net written premiums	173,295	145,797	19,318	338,410	—	338,410
Net change in unearned premiums	(31,880)	(22,588)	(426)	(54,894)	—	(54,894)
Net premiums earned	141,415	123,209	18,892	283,516	—	283,516

Underwriting deductions
Net policy acquisition expenses	(27,079)	(24,316)	(3,095)	(54,490)	—	(54,490)
Net claims and claim adjustment expenses	(88,776)	(56,614)	(6,282)	(151,672)	—	(151,672)
Net underwriting results	25,560	42,279	9,515	77,354	—	77,354

General and administrative expenses	—	—	—	—	(46,923)	(46,923)
Net investment income	—	—	—	—	9,967	9,967
Share of loss from associates	—	—	—	—	(1,479)	(1,479)
Impairment loss on insurance receivables	—	—	—	—	(2,861)	(2,861)
Other revenues	—	—	—	—	372	372
Other expenses	—	—	—	—	(1,892)	(1,892)
Listing related expenses	—	—	—	—	(3,366)	(3,366)
Change in fair value of derivative financial liability	—	—	—	—	(4,418)	(4,418)
Gain on foreign exchange	—	—	—	—	2,572	2,572
Profit (loss) before tax	25,560	42,279	9,515	77,354	(48,028)	29,326
Income tax	—	—	—	—	(2,075)	(2,075)
Profit for the year	25,560	42,279	9,515	77,354	(50,103)	27,251

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

31. SEGMENT INFORMATION (cont.)

	2019					Total
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
Underwriting revenues
Gross written premiums	150,975	180,331	17,986	349,292	—	349,292
Reinsurer’s share of insurance premiums	(21,970)	(75,169)	—	(97,139)	—	(97,139)
Net written premiums	129,005	105,162	17,986	252,153	—	252,153
Net change in unearned premiums	(30,753)	(5,609)	(247)	(36,609)	—	(36,609)
Net premiums earned	98,252	99,553	17,739	215,544	—	215,544

Underwriting deductions
Net policy acquisition expenses	(21,907)	(20,533)	(2,996)	(45,436)	—	(45,436)
Net claims and claim adjustment expenses	(61,667)	(41,858)	(14,538)	(118,063)	—	(118,063)
Net underwriting results	14,678	37,162	205	52,045	—	52,045

General and administrative expenses	—	—	—	—	(39,266)	(39,266)
Net investment income	—	—	—	—	13,374	13,374
Share of loss from associates	—	—	—	—	(376)	(376)
Impairment loss on insurance receivables	—	—	—	—	(629)	(629)
Other revenues	—	—	—	—	1,428	1,428
Other expenses	—	—	—	—	(2,195)	(2,195)
Listing related expenses	—	—	—	—	(4,832)	(4,832)
Gain on foreign exchange	—	—	—	—	5,704	5,704
Profit (loss) before tax	14,678	37,162	205	52,045	(26,792)	25,253
Income tax	—	—	—	—	(1,688)	(1,688)
Profit for the year	14,678	37,162	205	52,045	(28,480)	23,565

b)      Non — current operating assets information by geography for years ended 31 December 2021 and 2020 are as follows:
	2021	2020
	USD ‘000	USD ‘000
Middle East	32,165	34,631
North Africa	301	72
UK	2,968	3,112
Asia	31	75
Europe	23	—
	35,488	37,890

Non-current assets for this purpose consist of property, premises and equipment, investment properties and intangible assets.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

32. SHARE-BASED PAYMENTS

On 3 June 2020, the Board of Directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the following awards may be granted:

—     Options to buy Common Shares (“Stock Options”), which may be either incentive stock options (“Incentive Stock Options” or “ISOs”) qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“Non-Qualified Stock Options” or “NQSOs”), which do not satisfy the requirements of Incentive Stock Options;

—     Share appreciation rights (“SARs”) (including tandem, non-tandem and limited SARs);

—     Restricted shares awards (“Restricted Shares Awards”);

—     Performance awards denominated in Common Shares or cash (“Performance Awards”);

—     Other share-based awards (“Other Share-Based Awards”), including but not limited to restricted share units (“RSUs”); and

—     Other cash-based awards (“Other Cash-Based Awards”).

On 30 September 2020, the Board of Directors approved the grant of 134,500 restricted shares (the “Restricted Shares Awards”) to certain participants (designated employees) with the following salient features:
Grant date	7 October 2020
First vesting date (tranche 1)	2 January 2021
Second vesting date (tranche 2)	2 January 2022
Third vesting date (tranche 3)	2 January 2023
Total number of restricted shares awards	134,500
Number of restricted shares awards vesting each period	44,833
Grant date fair value (USD)	7.896

On 16 February 2021, the Board of Directors approved the grant of 180,000 restricted shares to certain participants (designated employees) with the following salient features:
Grant date	16 February 2021
First vesting date (tranche 1)	2 January 2022
Second vesting date (tranche 2)	2 January 2023
Third vesting date (tranche 3)	2 January 2024
Total number of restricted shares awards	180,000
Number of restricted shares awards vesting each period	60,000
Grant date fair value (USD)	7.940

On 31 March 2021, the Board of Directors approved the grant of 132,190 restricted shares to Wasef Jabsheh (designated employee) with the following salient features:
Grant date	31 March 2021
First vesting date (tranche 1)	2 January 2022
Second vesting date (tranche 2)	2 January 2023
Third vesting date (tranche 3)	2 January 2024
Total number of restricted shares awards	132,190
Number of restricted shares awards vesting each period	44,063
Grant date fair value (USD)	8.170

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

32. SHARE-BASED PAYMENTS (cont.)

Grant date fair values represent the closing quoted prices of the Company’s share on Nasdaq on the dates when awards were officially communicated to the participants and shall be applicable for all the three vesting tranches.

Participant’s continued service with the Company or any of its Subsidiaries on each applicable vesting date is the only vesting condition to be met. There is no other performance related condition attached to the vesting of shares.

The movement on the number of restricted shares during the year is as follows:
	2021	2020
Balance at 1 January	134,500	—
Restricted shares granted	312,190	134,500
Restricted shares vested	(44,833)	—
Restricted shares forfeited	(5,000)	—
Balance at end of the year	396,857	134,500

The Company has applied the graded vesting method in recognition of share-based payment expense. Accordingly, the Company has assessed the expected length of service period from date of shares grant until end of each vesting period respectively and considered this to determine proportionate earnout shares at 31 December 2021 and 2020 attributed to each vesting tranche.

Number of earnout shares to be considered for accounting purposes at year end for each tranche are as follow:
	Grant	Days from grant date	Earn out shares from first vesting (tranche 1)	Earn out shares from second vesting (tranche 2)	Earn out shares from third vesting (tranche 3)	Total
31 December 2021	7 October 2020 grant	451	1,019	33,635	18,627	53,281
	16 February 2021 grant	319	59,626	27,901	18,211	105,738
	31 March 2021 grant	276	43,746	18,914	12,065	74,725
	Total		104,391	80,450	48,903	233,744

31 December 2020	7 October 2020 grant	88	43,814	8,511	4,714	57,039

Accordingly, total earnout shares of 233,744 at 31 December 2021 (2020: 57,039) are measured at the shares grant date fair value to arrive at expense recognized for the share based payment. For the year ended 31 December 2021, share-based payments expense of USD 1,871 thousand (2020: USD 450 thousand) was recorded in the consolidated statement of income with a corresponding credit to common shares and share premium as shown in the consolidated statement of changes in equity.

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
At 31 December 2021

33. BUSINESS COMBINATION (cont.)

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
At 31 December 2021

33. BUSINESS COMBINATION (cont.)

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

Instead, management has appointed an independent third-party valuation specialist to perform a valuation using a market approach to estimate the fair value of equity instruments issued to Tiberius’s stockholders. Accordingly, as an alternative valuation technique, IGI Common Shares (“Common Shares”) were valued using a market multiples approach, namely ‘Price -To- Book ratio’ multiples benchmarked against ‘Return on Equity’ and consequentially corroborated using ‘Price -To- Earnings’ multiples of each comparable company.

For the shares that are subject to one-year transfer restriction, fair value is determined after applying a lock — in discount to the fair value determined for the common shares.

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
At 31 December 2021

33. BUSINESS COMBINATION (cont.)

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

34. ACQUISITION OF A SUBSIDIARY

Following the United Kingdom’s (“UK”) decision to withdraw from the European Union (“EU”) (“Brexit”), the U.K. began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one European Economic Area (“EEA”) member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the UK, this means the loss of access to EU markets. As of the end of the transition period, the Group’s subsidiary in UK has lost its passporting rights in the EU, such that it can no longer write insurance business in EEA countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive.

In response to Brexit, the Group developed a contingency plan to ensure that it will be able to continue to provide insurance services throughout Europe despite Brexit. To that end, the Group submitted an application and scheme of operations to the Malta Financial Services Authority in November 2020. The application can be used as a change of control application or a full new licensing application.

In continuation to the above, the Group acquired 100% of the voting shares of R&Q Epsilon Insurance Company SE (“R&Q Epsilon”), a non-listed company based in Malta engaged in the business of insurance in certain classes of general insurance business. Simultaneously, with the execution of the acquisition agreement, the new subsidiary was renamed International General Insurance Company (Europe) SE (“IGI Europe”).

The strategy to purchase R&Q Epsilon, as opposed to incorporating a new subsidiary from afresh, was based on operational factors. R&Q Epsilon already had an operational UK based bank account and, given the requirement to use the Xchanging payment platform for broker-based business (especially where the Group is co-insuring the European risks on global business), it was necessary for the Group to have an account for IGI Europe with a bank that is part of the LIPS (LPC Irrevocable Payment Scheme).

The acquisition agreement of R&Q Epsilon Insurance Company SE (former company) was fully executed on 25 June 2021 (the “Acquisition Date”) for a purchase consideration of USD 6,200 thousand.

The Group accounted for the acquisition of R&Q Epsilon under IFRS 3 “Business Combinations”.

The book and fair values of the identifiable assets and liabilities of International General Insurance Company (Europe) SE as at the date of acquisition were:
	Book value	Fair value recognized on acquisition
	USD ‘000	USD ‘000
Assets
Insurance receivables and other assets	184	143
Bank Balances	6,054	6,054
	6,238	6,197
Liabilities
Insurance payables and other liabilities	(38)	(38)
	(38)	(38)
Total identifiable net assets at fair value	6,200	6,159
Goodwill arising on acquisition		41
Purchase consideration transferred		6,200

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At 31 December 2021

34. ACQUISITION OF A SUBSIDIARY (cont.)

The movement on the goodwill during the year is as follows
2021
USD ‘000
Balance at the beginning of the year	—
Goodwill arising from acquisition of a subsidiary	41
Impairment loss (note 22)	(41)
Balance at the end of the year	—

Goodwill arising on acquisition of former company was fully impaired since the regulatory approval to write business was granted solely on the strength of IGI Europe’s application and business plan submitted to Malta Financial Services Authority.

From the date of acquisition, International General Insurance Company (Europe) SE contributed USD 9,768 thousand of gross written premiums and USD 1,181 thousand of net loss to profit before tax of the Group.

Analysis of cash flows on acquisition:
USD ‘000
Net cash acquired with the subsidiary	6,054
Cash paid	(6,200)
Net cash flow on acquisition	(146)

On 13 July 2021, the Malta Financial Services Authority (“MFSA”) authorised IGI Europe to write insurance and reinsurance business.

35. subsequent events

On 24 February 2022 the Russian Federation launched a full-scale military invasion into Ukraine. This has already led to significant economic and humanitarian consequences for both countries, and the long-term wider impact continues to be unknown as the situation develops. Areas of uncertainty include the impact on global energy prices, financial markets as well as the possible further escalation of the conflict. As a result, management consider it is too early to be able to reliably estimate such impact. Management continues to monitor the fast developing situation closely and will take all appropriate steps to manage the effect this has on the Group.

International General Insurance Holdings Ltd.
Schedule I — Investments
As at December 31, 2021

Column A	Column B	Column C	Column D
Type of investment	Cost	Value	Amount at which shown in the balance sheet
	USD ‘000	USD ‘000	USD ‘000
Fixed maturities:
Bonds:
Foreign governments	8,540	8,760	8,760
Public utilities	8,277	8,425	8,425
All other corporate bonds	373,919	378,840	378,840
Redeemable preferred stock	24,072	24,891	24,891
Total fixed maturities	414,808	420,916	420,916
Equity securities:
Common stocks:
Banks, trust and insurance companies	11,104	16,428	16,428
Industrial, miscellaneous and all other	19,779	17,653	17,653
Nonredeemable preferred stocks	975	848	848
Total equity securities	31,858	34,929	34,929
Other long-term investments	12,780	14,377	14,377
Real estate investments	20,689	16,308	16,308
Total investments	480,135	486,530	486,530

International General Insurance Holdings Ltd.
Schedule III — Supplementary Insurance Information
As At and For the Years Ended December 31, 2021, 2020 and 2019

Column A	Column B	Column C	Column D	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Deferred policy acquisition costs	Gross outstanding claims	Gross unearned premiums	Gross written premiums	Net investment income	Net claims and claim adjustment expenses	Net policy acquisition expenses	General and administrative expenses	Net written premiums
	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000
31 December 2021
Long-tail	39,154	298,469	173,399	239,531	—	(86,196)	(30,498)	—	177,723
Shorty-tail	25,044	243,841	150,570	282,037	—	(72,599)	(28,766)	—	180,872
Reinsurance	644	33,589	4,757	24,014	—	(17,397)	(3,902)	—	24,014
Corporate and other	—	—	—	—	16,034	—	—	(58,946)	—
Total	64,842	575,899	328,726	545,582	16,034	(176,192)	(63,166)	(58,946)	382,609

31 December 2020
Long-tail	31,080	223,934	142,082	210,477	—	(88,776)	(27,079)	—	173,295
Shorty-tail	23,611	245,635	131,499	237,478	—	(56,614)	(24,316)	—	145,797
Reinsurance	481	22,686	3,687	19,318	—	(6,282)	(3,095)	—	19,318
Corporate and other	—	—	—	—	9,967	—	—	(46,923)	—
Total	55,172	492,255	277,268	467,273	9,967	(151,672)	(54,490)	(46,923)	338,410

31 December 2019
Long-tail	N/A	N/A	N/A	150,975	—	(61,667)	(21,907)	—	129,005
Shorty-tail	N/A	N/A	N/A	180,331	—	(41,858)	(20,533)	—	105,162
Reinsurance	N/A	N/A	N/A	17,986	—	(14,538)	(2,996)	—	17,986
Corporate and other	N/A	N/A	N/A	—	13,374	—	—	(39,266)	—
Total	N/A	N/A	N/A	349,292	13,374	(118,063)	(45,436)	(39,266)	252,153

International General Insurance Holdings Ltd.
Schedule IV — Reinsurance
For the Years Ended December 31, 2021, 2020 and 2019

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
	USD ‘000	USD ‘000	USD ‘000	USD ‘000%
Property and casualty insurance
31 December 2021	278,886	(162,973)	266,696	382,609	69.7%
31 December 2020	243,270	(128,863)	224,003	338,410	66.2%
31 December 2019	169,529	(97,139)	179,763	252,153	71.3%

S-4