Form 20-F
period 2022-12-31
International General Insurance Holdings Ltd.
filed 2023-04-06
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 48,986,609

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

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

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates;

●	competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees;

●	changes in applicable laws or regulations;

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the potential effects of the COVID-19 pandemic and emerging variants;

●	the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others;

●	the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and

●	other risks and uncertainties indicated in IGI’s filings with the SEC, including the risks discussed under the “Risk Factors” section and elsewhere in this annual report on Form 20-F.

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

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

Our financial statements for the years ended December 31, 2022, 2021 and 2020 were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (referred to in this annual report as “IFRS”). We refer in various places within this annual report to core operating income, core operating return on average equity, and tangible book value per diluted common share and accumulated dividends, which are non-IFRS measures that are more fully explained in “Operating and Financial Review and Prospects.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS.

FREQUENTLY USED TERMS

As used in this annual report, unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group” and the “Company,” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries subsequent to the Business Combination and references to “IGI Dubai” refer to our wholly owned subsidiary International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre, on a stand-alone basis.

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

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

“IGI Dubai” means International General Insurance Holdings Ltd., a company organized under the laws of the Dubai International Financial Centre, which became a subsidiary of the Company as a result of the Business Combination.

“IGI Bermuda” means International General Insurance Co. Ltd.

“IGI Europe” means International General Insurance Company (Europe) S.E.

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

v

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

“Tiberius” means Tiberius Acquisition Corporation, a Delaware corporation, which became a subsidiary of the Company as a result of the Business Combination, and which has subsequently been dissolved.

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

Risks Relating to the Insurance and Reinsurance Industry

●	If our underwriters fail to assess accurately the underwritten risks or fail to comply with internal guidelines on underwriting, our premiums may prove to be inadequate to cover the losses associated with such risks.

●	The insurance and reinsurance industries are highly competitive.

●	Consolidation in the insurance and reinsurance industry could adversely impact us.

●	Our operating results are affected by the cyclicality of the insurance and reinsurance industry.

●	If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

●	The Company and its operating subsidiaries are subject to extensive laws and regulations. Any failure to comply with existing regulations or material changes in regulations could have a material adverse effect on us.

●	Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.

●	Public health crises, illness, epidemics or pandemics, including the COVID-19 pandemic, could adversely impact our business, operating results and financial condition.

●	Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder our flexibility and negatively affect our business opportunities.

●	Claims arising from catastrophic events are unpredictable and could be severe.

●	Changing climate conditions may increase the frequency and severity of catastrophic events and thereby adversely affect our business.

●	Our investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.

●	Emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, could have an adverse effect on our business.

Risks Relating to Our Business and Operations

●	If our loss reserves are insufficient, it will have a negative impact on our results.

●	Certain countries in which we operate are a high-risk environment for investment and business activities.

●	We are subject to laws relating to anti-corruption, anti-money laundering and economic sanctions.

●	We rely on brokers to source our business and we may suffer if our relationships with brokers deteriorate.

●	We could be materially adversely affected if agents and other producers exceed their underwriting authority or if our agents, insureds or other parties commit fraud or breach obligations owed to us.

●	We may be exposed to claims for large losses related to uncorrelated events that occur at the same time.

●	The availability of reinsurance and retrocessional coverage to limit our exposure to risks may be limited.

●	We may be faced with a liquidity shortfall following a large loss or a series of large losses due to the settlement of claims prior to the receipt of monies due under outwards reinsurance arrangements.

●	If our risk management and loss mitigation methods fail to adequately manage our exposure to losses, the losses we incur could be materially higher than our expectations.

●	Many of our assets are invested in fixed maturity securities and are subject to market fluctuations and global interest rates.

●	Losses on our investments may reduce our overall capital and profitability.

●	If our determination of the amount of allowances and impairments taken on our investments turns out to be incorrect, this could have a material adverse effect on our results of operations and financial condition.

●	A decline in the ratings of our operating subsidiaries could adversely affect our business.

●	The risk associated with underwriting treaty reinsurance business could adversely affect us.

●	Deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to our counterparties could adversely impact our financial condition and results of operations.

●	Our operating results may be adversely affected by the failure of policyholders, brokers or others to honor their payment obligations.

●	Our liquidity and counterparty risk exposures may be affected by the impairment of financial institutions.

●	We are exposed to credit risk in certain areas of our operations.

●	We may not be able to raise capital in the long term on favorable terms or at all.

●	We are involved in legal and other proceedings, which could damage our reputation.

●	Information technology systems that we use could fail or suffer a security breach, which could have a material adverse effect on us or result in the loss of sensitive information.

●	Our operating results may be adversely affected by an unexpected accumulation of attritional losses.

●	We are dependent on the use of third-party software, and any reduction in third party product quality or failure to comply with our licensing requirements could have a material adverse effect on our business.

●	We are exposed to fluctuations in exchange rates which may adversely affect our operating results.

●	The exit of the United Kingdom from the European Union (the “EU”) could have a material adverse effect on our business.

●	If actual renewals of our existing policies and contracts do not meet expectations, our future operating results could be materially adversely affected.

General Risk Factors

●	A prolonged recession or deterioration in macroeconomic conditions could adversely affect our business.

●	Changes in employment laws, taxation and compensation practice may limit our ability to attract senior employees.

●	Changes in the accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.

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

The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the war in Ukraine and the effects of the COVID-19 pandemic, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide insurance and reinsurance capacity in markets and to consumers that we target, (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments or (iv) government intervention intended to protect consumers may restrict increases in premium rates.

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

Furthermore, when interest rates are low, resulting in reduced investment market returns, alternative capital providers may be encouraged to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium (“GWP”) that we are able to generate.

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

The Company and its operating subsidiaries are subject to extensive laws and regulations. Any failure to comply with existing regulations or material changes in the regulation of our operations could have a material adverse effect on us.

The Company and its subsidiaries, branches and offices are subject to the laws and regulations of a number of jurisdictions worldwide, including Bermuda, the UK, Malaysia, Malta, Jordan, Morocco and the UAE. Existing laws and regulations, among other things, limit the amount of dividends that can be paid by our subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance subsidiaries.

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

The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which our group operates. Our business activities are regulated by the Bermuda Monetary Authority (“BMA”) in our Bermuda operations, the Prudential Regulation Authority (“PRA”) and Financial Conduct Authority (“FCA”) in our UK operations, the Malta Financial Services Authority (“MFSA”) in our Malta operations, the Insurance Supervision Department, Central Bank of Jordan in our Jordanian operations, the Labuan Financial Services Authority in our operations in Malaysia, the Dubai Financial Services Authority in our operations in Dubai and the Casablanca Finance City for our operations in Morocco. This supervision and regulation are generally intended to be for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to us may:

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

The Company has historically prepared its financial statements in accordance with IFRS as adopted by the International Accounting Standards Board. Beginning with its consolidated financial statements for fiscal periods ending after January 1, 2023, the Company has elected to voluntarily change its basis of accounting from IFRS to Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). As a preparer of IFRS financial statements, we have historically complied with IFRS 4, Insurance Contracts, which is applicable to the insurance industry. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, “Insurance Contracts”), which will have the effect of introducing fundamental changes to the reporting of insurance entities that prepare accounts according to IFRS. The effective date of IFRS 17 is for annual reporting periods beginning on or after January 1, 2023. The Company will be voluntarily changing its basis of accounting from IFRS to U.S. GAAP and will present its consolidated financial statements under U.S. GAAP effective January 1, 2023 (the “first reporting period”). As a result, the Company has discontinued the process of implementing IFRS 17.

The preparation of our consolidated financial statements in accordance with U.S. GAAP rather than IFRS could cause us to report results in the future which are different than what our results would have been had we continued to report in accordance with IFRS. There may be certain differences between IFRS and U.S. GAAP, including but not limited to the accounting and disclosure requirements relating to certain Company’s shares subject to vesting, investments, investment properties, employees stock based compensation, non-financial assets, taxation and impairment of investments. Because our reported results for future periods may be different when prepared in accordance with U.S. GAAP as compared to IFRS, you may not be able to meaningfully compare our prior financial statements under IFRS with our financial statements under U.S. GAAP.

In addition to the transitional adjustments arising from the change in the basis of accounting as described above, there may also be some reclassification adjustments to our balance sheet and income statement, without any impact on shareholders’ equity and net income, and an immaterial impact on some of the non-GAAP financial measures.

Going forward, changes in U.S. GAAP could require us to change the way in which our future results are determined or require a retrospective adjustment of reported results. Such changes could relate to the fair value of assets and liabilities, the recognition of revenue and expenses, the accounting for acquired entities, as well as related income tax effects. Any such changes could result in material changes to our financial results.

Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.

Political initiatives to restrict free trade and close markets, such as Brexit (exit of the United Kingdom from the EU on January 31, 2020) and the U.S. decision to withdraw from the Trans-Pacific partnership and potentially renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and our business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to Brexit, in June 2021 we acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU, but also subjects us to regulation in the EU.

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

Global markets are also highly susceptible to other macroeconomic disruptions, such as, for example, regional military conflicts. In February 2022, Russian military forces launched a military action in Ukraine. The sustained conflict and disruption in the region have continued to date. The length, impact, and outcome of this ongoing military conflict is highly unpredictable and could lead to further significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in insurance claims related to losses incurred in connection with any of the above disruptions.

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

Public health crises, epidemics or pandemics could adversely impact our business, operating results and financial condition.

Any significant public health crises, epidemics or pandemics, such as the COVID-19 outbreak, could lead to significant volatility, uncertainty and disruption in the global economy. Turbulence in the financial markets, including due to public health crises, epidemics or pandemics, may limit our ability to access the credit or equity markets. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in global economic conditions may also adversely affect our business, financial condition, results of operations, liquidity or prospects. Extreme market volatility may leave us unable to react to market events in a prudent manner consistent with our historical practices in dealing with more orderly markets. As a result of public health crises, we may also face increased costs associated with claims under our policies, an increased number of customers experiencing difficulty paying premiums or policies being designated as “no lapse” for periods of time. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our policies, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance.

Further, from an operational perspective, our employees, sales associates, brokers and distribution partners, as well as the workforces of our vendors, service providers and counterparties, may also be adversely affected by public health crises or efforts to mitigate them, including government-mandated shutdowns, requests or orders for employees to work remotely, and other social distancing measures, which could result in an adverse impact on our ability to conduct our business. Disruption to our operations may also result if our employees, or those of our service partners and counterparties, are affected by travel restrictions, office closures and other measures impacting on working practices, such as the imposition of remote working arrangements, and quarantine requirements and isolation measures under local laws, social distancing and/or other psychosocial impacts. While such measures are in place, there may be an increase across the industry in attempts to compromise IT systems through phishing and social engineering tactics.

Any significant public health crises, epidemics or pandemics could adversely impact our business, operations and financial results. The impact of such events will depend on numerous evolving factors, many of which are not within our control and which we may not be able to accurately predict.

Ongoing political and economic uncertainties prevalent in Lebanon may adversely affect the fair value of the Group’s equity interest in certain investment properties located in Lebanon.

The Group holds a 32.7% equity ownership interest in several companies located in Beirut and registered in Lebanon, with the Group’s investment amounting to $6.0 million as of December 31, 2022. These companies are engaged in the leasing of commercial buildings which are in the nature of investment property. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited amount of information available under prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since most property owners only accept payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market as of December 31, 2022, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

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

The ES Act could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations. For purposes of the ES Act, we believe that the Company is a “pure equity holding company”. The economic substance requirements for a “pure equity holding company” are less onerous than those for entities which are carrying out other relevant activities (pure equity holding entities are subject to minimum economic substance requirements). As such, and as long as it does not carry on any other “relevant activity”, we would not expect to be required to take additional actions beyond the minimum economic substance requirements for the purposes of compliance with the ES Act. Entities like IGI that are not in scope are only required to file a “nil” declaration. However, our expectations could change subject to further amendment and guidance on the interpretation of the ES Act. With respect to IGI Bermuda, for the purposes of the ES Act, we believe IGI Bermuda is carrying on the relevant activity of “insurance”. IGI Bermuda’s compliance with its regulatory requirements under the Insurance Act and the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) will assist in evidencing its compliance with the economic substance requirements under the ES Act, but may not be conclusive. From time to time we engage in dialogue, communication and written correspondence with the Registrar of Companies of Bermuda (the “Registrar”) regarding our compliance with economic substance requirements. The Registrar may from time to time require further information or request documentation from us regarding our compliance with economic substance requirements, may require us to enhance our infrastructure in Bermuda or remediate asserted non-compliance and may impose civil penalties if we are not in compliance with applicable regulations. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda for the purpose of satisfying economic substance requirements under the ES Act and this may result in, among other things, some additional operational cost.

An entity which is in-scope of the ES Act is required to complete and file a declaration form as to its compliance with its economic substance requirements no later than six months after the last day of its previous financial year. The Registrar will have regard to the information provided in the declaration form in making his assessment of the entity’s compliance with the economic substance requirements under the ES Act. Entities like IGI that are not in scope are only required to file a “nil” declaration.

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

The BMA has also implemented and imposed additional requirements on the commercial insurance companies it regulates, driven, in large part, by Solvency II. The European Commission has adopted a decision concluding that Bermuda meets the full equivalence criteria under Solvency II.

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

Our most significant catastrophe exposures are set forth below:

Natural catastrophes. The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017. Significant natural catastrophes affecting IGI in the recent past have included Hurricane Maria, Hurricane Irma and the September 2017 earthquake in Mexico. Our most significant claims relating to natural catastrophes, net of reinsurance, during the recent past have included claims relating to the Mexican floods and Hurricane Dorian in the Bahamas in 2019, the Puerto Rico Earthquake and Hurricane Laura in the state of Louisiana in the United States in 2020, Hurricane Ida and the European Floods in 2021, and Hurricane Ian and Australia Floods in 2022, which resulted in gross and net reported claims of $4.0 million and $3.9 million, respectively. The possible effects of natural catastrophes could be compounded by climate change, severe weather, floods and drought, as well as adverse agricultural yields.

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

Cyber. We currently have limited exposure to cyber insurance which encompass two reinsurance treaties starting from the first quarter of 2023. We seek wherever possible to exclude losses resulting from cyber related events from our coverages. Notwithstanding this, we do have a degree of potential exposure to losses arising following cyber-attacks including where cover has been explicitly written back into policies and exposure to ‘silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies. Even in cases where we attempt to exclude cyber-security and certain other similar risks from some coverage written by us, we may not be successful in doing so.

Military conflicts. In February 2022, Russian military forces launched a military action in Ukraine. The sustained conflict and disruption in the region have continued to date and may extend beyond Ukraine and Russia. The conflict has resulted in significant volatility in commodity prices and the supply of energy and other resources, supply chain interruptions, political and social instability, trade disputes or trade barriers, any of which could adversely affect the number and amount of insurance claims related to losses incurred in connection with any of the above disruptions.

Systemic events. In addition to natural and man-made disasters, systemic financial risks have the potential to cause significant economic disruptions in a variety of geographies and sectors, due to the interconnectedness of the global economy, which could give rise to significant claims. The 2008 global financial crisis was one such event. In this context, such economic disruptions could adversely impact certain of the lines of business to which we are exposed including (but not necessarily limited to) our professional lines and financial institutions lines of business.

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

These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and/or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued the insurance or reinsurance contracts that are affected by the changes. In addition, our actual losses may vary materially from our current estimate of the loss based on a number of factors. Examples of emerging claims and coverage issues include, but are not limited to:

●	judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;

●	plaintiffs targeting insurers, including us, in purported class action litigation relating to claims-handling and other practices;

●	social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;

●	medical developments that link health issues to particular causes, resulting in liability claims;

●	claims relating to unanticipated consequences of current or new technologies, including cyber-security related risks;

●	claims relating to potentially changing climate conditions; and

●	increased claims due to third party funding of litigation.

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

Economic conditions in the Middle East region affect us given that approximately 10% of our GWP generated in each of 2022 and 2021 originated from risks in this region. In addition, a significant portion of our investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operation Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, such as Syria and Yemen. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. The bulk of our underwriting operations are based in London, with back and middle-office underwriting operations centralized in Jordan. Jordan has proven politically and socially stable to date, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to our operations, we have the capacity to service our operations in Jordan from our London and Dubai offices should the situation change.

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

To recognize liabilities for outstanding claims, both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

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

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

●	losses incurred but not reported to the insurer (“pure IBNR”);

●	potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

●	the estimated expenses of settling claims, including both:

●	Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

●	Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function).

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

We recognize the US, the EU, the UK and the UN sanctions authorities (including, but not limited to the Office of Foreign Assets Control (“OFAC”) and UK’s HM Treasury) as our primary sanction authorities, insofar as the sanctions relate to any business being considered by us. Over the past 5 years, we received de minimis revenues relating to risks in Sudan, Cuba, Syria, Iran and North Korea. Our business in these countries has been compliant with the applicable sanction programs. While we have complied fully with all applicable sanctions laws and regulations and have policies and procedures in place designed to ensure that we do not insure any activity that breaches applicable international sanctions, there remains the risk of an inadvertent breach which may result in lengthy and costly investigations followed by the imposition of fines or other penalties, any of which might have a material adverse effect on our financial condition and results of operations. Our business has been affected by the imposition of sanctions in regions that previously were important markets for us. To the extent that sanctions are imposed on any of our key markets, our business will be negatively impacted.

On February 24, 2022 the Russian Federation launched a full-scale military invasion into Ukraine. This has led to significant economic and humanitarian consequences for both countries and, among other things, has had a significant impact on the availability of energy and on global energy and commodities prices. As a result of the invasion, the US, UK and EU imposed wide-ranging sanctions on Russia and individuals and entities based outside of Russia that are connected to sanctions evasion, including those related to arms trafficking and illicit finance. Although we seek to ensure that all business with Russian exposure is compliant with the relevant sanction regime and our compliance team has managed the Russian exposure of our business and conducted the required asset freeze and/or termination of some of our business as per the applicable sanctions regime, the long-term impact of the invasion and sanctions continues to be unknown as the situation develops and our exposure levels may adversely affect our business. We continue to monitor the situation alongside potential exposure to IGI’s balance sheet and the imposition of further sanctions.

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

We market our insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. Our top 5 international brokers produced 59% of the gross written premiums of our underwriting operations for the year ended December 31, 2021 and 61% for the year ended December 31, 2022. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. Due to the concentration of our brokers, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.

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

For certain business conducted by us, following our underwriting, financial, claims and information technology due diligence reviews, we authorize managing general agents, retail and wholesale brokers and other producers to write business on our behalf within underwriting authority prescribed by us. We rely on the underwriting controls of these agents to write business within the underwriting authorities provided by us. Although we have contractual protections in place in all instances and we monitor such business on an ongoing basis, our monitoring efforts may not be adequate or our agents may exceed their underwriting authority, commit fraud, or otherwise breach obligations owed to us. To the extent that our agents, our insureds or other third parties exceed their underwriting authority, commit fraud or otherwise breach obligations owed to us in the future, our financial condition and results of operations could be materially adversely affected.

We have a strong delegated authority risk management process established by the IGI UK board of directors and directly managed via quarterly meetings of its delegated authority committee which is attended by certain of our executive directors. In particular, we carry out detailed due diligence on all new agents with regular reviews upon renewal, put in place strong contracts, conduct regular audits and monitor monthly reports from agents. All agents are required to carry errors and omissions insurance which would respond in the event that these agents breach their delegated authority. However, there can be no assurance that the safeguards we implemented will be sufficient to fully protect us from losses resulting from violations of our policies and procedures.

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

Our reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across our underwriting portfolio, in return for which we cede to third party reinsurers a certain percentage of our GWP in any given year. That percentage was 30% for the year ended December 31, 2021 and 32% for the year ended December 31, 2022. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.

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

Many of our methods of managing risk and exposures are based upon observed historical market behavior and statistic-based historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. These uncertainties can include, but are not limited to, the following:

●	The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);

●	The models may not accurately reflect the true frequency of events;

●	The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;

●	The models may not accurately represent loss potential to reinsurance contract coverage limits, terms and conditions; and

●	The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.

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

Our investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2022, our investment in fixed maturity securities was approximately $491.1 million, or 49.6% of our total investment and cash portfolio, including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of corporate securities (98.5%) and government securities (1.5%).

The fair value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair value of fixed maturity securities generally decreases as interest rates rise. If significant further inflation or further increases in interest rates were to occur, the fair value of our fixed maturity securities would be negatively impacted. Conversely, if interest rates decline, investment income earned from future investments in fixed maturity securities will be lower. Some fixed maturity securities, such as mortgage-backed and other asset-backed securities, also carry prepayment risk as a result of interest rate fluctuations. Additionally, in a low interest rate environment, we may not be able to successfully reinvest the proceeds from maturing securities at yields commensurate with our target performance goals.

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

Although we attempt to manage these risks through the use of investment guidelines and other oversight mechanisms and by diversifying our portfolio and emphasizing preservation of principal, our efforts may not be successful. Impairments, defaults and/or rate increases could reduce our net investment income and net realized investment gains or result in investment losses. Investment returns are currently, and will likely continue to remain, under pressure due to continued inflation, actions by the Federal Reserve, economic uncertainty, more generally, and the shape of the yield curve. As a result, our exposure to the risks described above could materially and adversely affect our results of operations, liquidity and financial condition.

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

Interest rates are highly sensitive to the foregoing factors. For example, inflation could lead to higher interest rates and falling fixed income prices, causing the current unrealized loss position in our fixed income portfolio to increase. As a result of the interest rate environment, we have diversified our investment portfolio by investing in a real estate fund and in emerging market debt to enhance the returns on our investment portfolio. However, these assets are riskier in nature, with potentially greater volatility based upon changes in economic factors.

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

Intangible assets are originally recorded at cost. Intangible assets are reviewed for impairment at least annually or more frequently if indicators are present and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects impairments in operations as such evaluations are revised. Intangible asset impairment charges can result from declines in operating results, divestitures or sustained market capitalization declines and other factors. Impairment charges could materially affect our financial results in the period in which they are recognized. There can be no assurance that our management has accurately assessed the level of impairments taken in our financial statements. Furthermore, management may determine that impairments are needed in future periods and any such impairment will be recorded in the period in which it occurs, which could materially impact our financial position or results of operations. While historically our other-than-temporary impairments have not been material, historical trends may not be indicative of future impairments or allowances. As of December 31, 2022, intangible assets represented approximately 0.8% of shareholders’ equity. We continue to monitor relevant internal and external factors and their potential impact on the fair value of our reportable segments, and if required, we will update our impairment analysis.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the recoverable reinsurance that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2022, the amount owed to us from our reinsurers for paid claims was approximately $12.9 million and the portion of our case reserves due from reinsurers was approximately $102.0 million. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business.

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

While we have developed and implemented disaster recovery systems which we believe are sufficient for our business needs, it is always possible that we could suffer data losses for numerous reasons and we could potentially be affected by acts of terrorism or nuclear, chemical, biological or radiological exposure. Such exposures may be uninsurable and, were they to occur on our premises or those of third parties with or through which we conduct our business, they could prevent us from carrying on that business, which could have a material adverse effect on our results of operations.

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

We enter into various contractual arrangements with third parties generally, including brokers, with respect to insurance, reinsurance and financing arrangements; any deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to, counterparties or other third parties with whom we transact business could adversely impact our financial condition and results of operations.

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

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we may require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit. During 2022, no third parties were required to post collateral for our benefit.

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

In addition, brokers generally are entitled to commingle payments made by, or owing to, us, with their other client monies. These commingled funds owing to us could then be claimed by other creditors or otherwise disposed of, which could prevent us from recovering the amount due. However, the majority of insurance policies have Premium Payment Warranties that enable us to cancel coverage in case of non-payment of premiums. Of the brokers with whom we transact business, as of December 31, 2022, 84.2% were located in the UK, 3.6% were located elsewhere in Europe, 11.6% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 0.6% were located in North, South and Central America and Australasia.

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

Each of our regulated underwriting entities is required to meet stipulated regulatory capital requirements. These include capital requirements imposed by the UK PRA, the MFSA and the BMA.

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

On January 31, 2020, the UK left the EU, commonly referred to as “Brexit”. On December 24, 2020, the UK and the EU reached an agreement governing a number of areas including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in EU programmes, which came into force on May 1, 2021.

Due to the size and importance of the economy of the UK, the uncertainty and unpredictability concerning the UK’s future laws and regulations (including financial laws and regulations, tax and free trade agreements) as well as its legal, political and economic relationships with the EU, Brexit may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future. It is difficult to determine what the precise impact of the new relationship between UK and the EU will be on general economic conditions in the UK. The uncertainty could contribute to a decline in equity markets, bond markets, interest rates and property prices. In particular, considerable uncertainty remains in the context of the financial services sector. The agreement between the EU and the UK does not cover financial services (other than through a general undertaking to ensure the implementation and application of internationally agreed standards in the financial services sector for regulation and supervision), leaving decisions of “equivalence” and “adequacy” to be determined by each side unilaterally in due course. In the long term, Brexit could lead to divergence between UK and EU regulatory systems as the UK determines which EU laws and regulations to maintain and which to replace. For example, the UK government has introduced legislation into Parliament that will enable it to amend, replace or repeal retained EU law. Any material divergence between UK and EU regulatory systems could have negative tax, accounting and financial reporting obligations. Any of these effects of Brexit, and others we cannot anticipate, could have a material adverse effect on our business, results of operations and financial condition.

In June 2021, we acquired an EU insurance company in Malta, which enables us to pursue business in the EU, but also subjects us to regulation in the EU.

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

The phaseout of the London Interbank Offered Rate (“LIBOR”) and its replacement with alternative reference rates may affect some of our investments.

On July 27, 2017, the FCA announced its desire to phase out the use of LIBOR by the end of 2021. Since December 31, 2021, all EUR, GBP, JPY and Swiss Franc LIBOR settings and the 1-week and 2-month USD LIBOR settings have ceased to be published or are no longer representative, and after June 30, 2023, the overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR settings will cease to be published or will no longer be representative.

The U.S. Federal Reserve publishes the Secured Overnight Funding Rate (SOFR) which is intended to replace USD LIBOR. Plans for alternative reference rates for other currencies have also been announced. It is not possible to predict how investment markets will respond to these new rates, and the effect that the discontinuation of LIBOR might have on new or existing financial instruments, including the effectiveness or ineffectiveness of hedges. However, such changes may adversely impact the value of some of our current or future investments.

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

Additionally, our primary operating subsidiary is IGI Bermuda, which is subject to Bermuda regulatory constraints that affect its ability to pay dividends on its common shares and make other distributions. Under the Insurance Act, and related regulations, IGI Bermuda, as a Class 3B insurer, is required to maintain certain minimum capital, liquidity and solvency levels and is prohibited from declaring or paying dividends that would result in noncompliance with this requirement. In addition, a Class 3B insurer is prohibited from declaring or paying any dividends, in any financial year which would exceed 25% of its total statutory capital and surplus, as shown on its previous financial year statutory balance sheet, unless at least seven days before payment of those dividends it files an affidavit with the BMA signed by at least two directors and by its principal representative in Bermuda, which states in the opinion of those signing, the declaration of those dividends will not cause the insurer to fail to meet its required solvency margin and minimum liquidity ratio. Further, with respect to the distribution of any contributed surplus, a Class 3B insurer must also submit an affidavit and obtain the BMA’s prior approval before reducing its total statutory capital as shown in its previous year statutory balance sheet by 15% or more.

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

Each year our management is required to evaluate the effectiveness of our internal control over financial reporting and of our disclosure controls and procedures. If we detect any material weaknesses and are unable to assert that our internal control over financial reporting is effective, we may fail to meet our future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also adversely cause our investors to have less confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect.

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

Beginning on January 1, 2023, our financial statements will be reported in accordance with U.S. GAAP rather than IFRS. Significant differences exist between IFRS and U.S. GAAP. The conversion from IFRS into U.S. GAAP and the preparation of our future consolidated financial statements in accordance with U.S. GAAP will result in changes in the application of accounting principles by our staff and, consequently, will affect our financial reporting processes and results.

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

We are an exempted company incorporated in Bermuda and, as a result, the rights of the holders of our common shares will be governed by Bermuda law and our memorandum of association and our Amended and Restated Bye-laws. We conduct our operations through subsidiaries which are located primarily outside the U.S. All of our current assets are located outside the U.S., and substantially all of our business is conducted outside the U.S. All of our officers and a majority of our directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it could be difficult or highly challenging for you to effect service of process on these individuals in the U.S. in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the U.S. judgments obtained in U.S. courts against the Company or those persons based on civil liability provisions of the U.S. securities laws. In addition, it is doubtful whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions. In addition, our Amended and Restated Bye-laws state that all disputes arising out of the Companies Act or out of or in connection with our Amended and Restated Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

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

In addition, the permission of the BMA is required, under the provisions of the Exchange Control Act, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report. If our common shares are delisted from Nasdaq and not otherwise listed on an Appointed Stock Exchange, the issue and transfer of our equity securities (which would include our common shares) would be subject to the prior approval of the BMA, unless the BMA has granted a general permission in respect of any such issue or transfer.

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

The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, we are not required to file current reports on Form 8-K or quarterly reports on Form 10-Q, and we are exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Also, we are not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board, although we are permitted to voluntarily file financial statements prepared in accordance with U.S. GAAP. Accordingly, holders of the Company’s securities may receive less or different information about the Company than they may receive with respect to public companies incorporated in the United States.

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

If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

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

We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. After we no longer qualify as an emerging growth company, if we are not an accelerated filer (which requires a market capitalization of at least $75 million) or a large accelerated filer (which requires a market capitalization of at least $700 million) we would continue to be exempt from the auditor attestation requirement for the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Former IGI Dubai shareholders will continue to exert significant influence over the Company as a result of their shareholdings, and their interests may not be aligned with those of the other shareholders.

As of December 31, 2022, former IGI Dubai shareholders owned more than 60% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:

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

Furthermore, as of December 31, 2022, Wasef Jabsheh, who was IGI Dubai’s Founder, Chief Executive Officer and Vice Chairman and is currently our Chief Executive Officer and Chairman, was our largest single shareholder and beneficially owned approximately 34.4% of our issued and outstanding common shares. Two other former IGI Dubai shareholders, Oman International Development & Investment Company SAOG (“Ominvest”) and Argo Re Limited (“Argo”), beneficially owned 14.2% and 6.5% of our issued and outstanding common shares, respectively, as of December 31, 2022. Beneficial ownership is calculated in accordance with the rules and regulations of the SEC. Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis the Company and minority shareholders, the former IGI Dubai shareholders may make decisions in respect of the business that do not serve the interests of the Company or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

The grant and future exercise of registration rights may adversely affect the market price of our common shares.

Pursuant to the registration rights agreement among Tiberius, the Sponsor and officers and directors of Tiberius, that was assumed by the Company in connection with the Business Combination, and the registration rights agreement among the Company, the Sponsor in its capacity as the Purchaser Representative, and certain former shareholders of IGI Dubai entered into at the closing of the Business Combination, we were required to file a resale registration statement shortly after Closing which registered for resale our common shares held by the Sponsor, the former officers and directors of Tiberius and former shareholders of IGI Dubai. In addition, the Sponsor, the former officers and directors of Tiberius and certain former shareholders of IGI Dubai can demand that the Company register their registrable securities under certain circumstances and also have piggyback registration rights for their securities in connection with certain registrations of securities that we undertake. We were also required to file and maintain an effective registration statement under the Securities Act covering securities issued at Closing to investors pursuant to forward purchase contracts and securities issued at Closing to the PIPE Investors. We are also required to file a registration statement covering the issuance of our common shares upon the exercise of our warrants. The Company has an effective registration statement on Form F-3 filed with the SEC, which satisfies these requirements.

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

As of December 31, 2022, Wasef Jabsheh, Ominvest and Argo beneficially owned 18,243,403, 6,942,692 and 3,209,067 of our common shares, respectively. All of these shares and all of our common shares received by the former IGI Dubai shareholders in the Business Combination have been registered for resale on a registration restatement on Form F-3 and are available for resale in the public market. Sales of a significant number of our common shares in the public market, or the perception that such sales could occur, could reduce the market price of our common shares.

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

On April 8, 2020, the UK PRA issued a statement that “when insurers are considering whether or not to proceed with any dividend payments, their boards should pay close attention to the need to protect policyholders and maintain safety and soundness. Decisions regarding capital or significant risk management issues need to be informed by a range of scenarios, including very severe ones.” The PRA stated that “we welcome the prudent decision from some insurance companies today to pause dividends given the uncertainties associated with Covid-19.”

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

In May 2022, the Company’s board of directors determined that going forward the board intended to declare a $0.01 per share dividend on a quarterly basis.  However, the board of directors has not yet made any final decisions with respect to its dividend policy. Any decision to declare dividends will be made based on an evaluation and review of the Company’s latest results and the Company’s analysis of its pending claims, market conditions, and advice from the Company’s regulators, among other factors. In addition, as a Bermuda exempted company, the Company must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. The Company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

Our public and private warrants are accounted for as liabilities and the changes in value of our public and private warrants could have a material effect on our financial results.

On April 12, 2021, the SEC Staff issued the SEC Staff Statement, wherein the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity for purposes of U.S. GAAP. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination. As a result of the SEC Staff Statement, although the Company’s financial statements as of and for the year ended December 31, 2020 were prepared in accordance with IFRS as adopted by the IASB, as opposed to U.S. GAAP, we reevaluated the accounting treatment of our public and private warrants. As a result of our reevaluation, and following discussion with the staff of the SEC, we determined that our public warrants and private warrants should be classified as liabilities measured at fair value on our consolidated statement of financial position, with any changes in fair value to be reported each period in earnings on our statement of income.

As a result of the recurring fair value measurement, our financial statements may fluctuate on a yearly basis, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Taxation Risks

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

Significant potential adverse U.S. federal income tax consequences, including certain reporting requirements, generally apply to any U.S. person who owns shares in a passive foreign investment company (a “PFIC”). Although not free from doubt, we do not believe it is likely the Company will be classified as a PFIC for the current taxable year. However, we cannot provide assurance that the Company will not be a PFIC for the current year or will not become a PFIC in any future taxable year.

A non-U.S. corporation will be considered a passive foreign investment company for any taxable year if either at least 75% of its gross income for such taxable year is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC rules, a corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock (the “Look-Through Rule”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), passive assets generally include assets held for the production of such income, and gains from the disposition of passive assets are generally all included in passive income. Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” (a “QIC”) is excluded from the definition of passive income, even though that income would otherwise be considered passive (the “Insurance Company Exception”). The Insurance Company Exception provides a modified version of the Look-Through Rule which allows a QIC to treat certain income and assets of its non-QIC subsidiaries as active income or assets.

Although not free from doubt, the Company believes that between the Insurance Company Exception and the Look-Through Rule, a sufficient amount of its subsidiaries’ income and assets will be treated as active for the Company not to qualify as a PFIC. We cannot provide assurance that the IRS will not successfully challenge our interpretation of the scope of the Insurance Company Exception and our qualification for the exception.

In addition, changes in law can adversely affect the Company and its subsidiaries’ abilities to qualify for the Insurance Company Exception, modify the Look-Through Rule as applied for that exception, or otherwise cause the Company to qualify as a PFIC, possibly with retroactive effect. In particular, the U.S. Treasury has proposed regulations regarding the Insurance Company Exception. We cannot provide any assurance that such proposed regulations, when finalized, will not cause the Company to be treated as a PFIC. Further, the IRS may issue guidance that causes us to fail to qualify for the Insurance Company Exception on a prospective or retroactive basis.

Thus, although not free from doubt, the Company does not believe it is likely to be treated as a PFIC for the current year and does not believe it is likely to be so treated in foreseeable future years. However, the PFIC determination is factual in nature and is made annually. In particular, it will depend on the relative assets and insurance liabilities of the Company’s subsidiaries and on the manner in which they conduct their businesses and how they are regulated.

Accordingly, no assurance can be given that the Company will not be a PFIC for the current year or will not become a PFIC in any future taxable year. A U.S. investor that owns Company common shares or warrants during any year in which the Company is a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Rules.”

Changes in tax law might adversely affect the Company or our shareholders.

The tax treatment of an investment in our common shares or warrants may be the subject of future tax legislation. For example, the TCJA among other things, made significant changes to the PFIC rules applicable to the taxation of U.S. holders of the Company’s common shares and warrants (which are discussed in greater detail herein). Further changes in tax laws (including the PFIC rules) could adversely affect holders of our common shares and warrants.

No prediction can be made as to whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure you that future legislative, administrative or judicial developments will not result in an increase in the amount of U.S. tax payable by us or by an investor in our equity securities. If any such developments occur, it could have a material and adverse effect on an investor or our business, financial condition, results of operations and cash flows.

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

International financial market disruptions such as the ones experienced in the last global financial crisis in 2008, as well as the economic effects caused by the COVID-19 pandemic or the war in Ukraine, along with the possibility of a prolonged recession, may potentially affect various aspects of our business, including the demand for and claims made under our products, counterparty credit risk, the ability of our customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may also adversely affect our share price. Depending on future market conditions, we could incur substantial realized and unrealized losses in future periods, which may have an adverse impact on our results of operations, financial condition, credit ratings, insurance subsidiaries’ capital levels and our ability to access capital markets.

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

We monitor the risk that the principal markets in which we operate could experience increased inflationary conditions, which would, among other things, cause our costs to increase, and impact the performance of our investment portfolio. We believe the risk of inflation across our key markets is increasing. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long-tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for specialty long-tail segment lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.

Fluctuations in operating results, earnings and other factors, including incidents involving our customers and negative media coverage, may result in significant decreases in the price of our securities.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common shares and, as a result, there may be significant volatility in the market price of our common shares. If we are unable to operate profitably as investors expect, the market price of our common shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common shares and increase fluctuations in our earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage, the risk of potential legal proceedings or government investigations, the possible effects of war, terrorism and other hostilities (such as the war in Ukraine), the effects of global pandemics such as the COVID-19 pandemic, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the insurance industry.

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

Securities research analysts from time to time may publish reports about our business, including estimated projections of our future performance. These projections may vary widely and may not accurately predict the results we achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on the Company downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on the Company regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of the Company, the trading price and volume for our common shares could be adversely affected.

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

General

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, professional lines, financial institutions, marine, contingency and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we and our predecessors have prudently grown our business with a focus on underwriting profitability.

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

Our Chief Executive Officer, Wasef Jabsheh, with the assistance of our President, Walid Jabsheh, founded IGI in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $153 million for the year ended December 31, 2009 to $582 million for the year ended December 31, 2022, resulting in a compound annual growth rate (CAGR) of 10.8%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 89.6% over the same time period. Our growth and underwriting performance have allowed us to post consistently strong profitability levels with an unlevered return on average equity of 10.5% over the same time period with limited volatility through market cycles.

Our primary underwriting subsidiary, IGI Bermuda, is a class 3B insurance and reinsurance company regulated by the BMA. IGI Bermuda’s subsidiary, IGI UK, underwrites UK and international domiciled business and risks that are predominantly sourced through London brokers and is regulated by the PRA and the FCA. We underwrite insurance in the EU through our Malta subsidiary, IGI Europe, which is regulated by the MFSA. We maintain our centralized operational functions in Amman, Jordan, complemented by offices in London and Dubai and our Asia Pacific hub in Kuala Lumpur, Malaysia. We are licensed as a Tier 2 reinsurer in Labuan, Malaysia and have a representative office in Casablanca, Morocco. We also operate in Norway through our Norway-based managing general agency Energy Insurance Oslo AS.

Our presence in various geographic locations provides us with access to global business in profitable niche markets. Our technical underwriting capabilities, client service, nimble culture and ability to quickly adapt to changing market conditions further support our strong market position and reputation as an expert in niche businesses in our core geographies.

The following charts show the sources of IGI’s gross written premium by geography, segment and line of business during the year ended December 31, 2022:

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

Long-standing relationships with key brokers

Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 61% of our premiums in the year ended December 31, 2022. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace.

A pillar of our high quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.

Geographically diverse, specialty and niche book of business

Since IGI’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2022, we wrote 32.7% of our business in the United Kingdom, 8.9% in Continental Europe, 3.6% in Latin America, 10.1% in the Middle East and 9.4% in Asia. The remaining business was underwritten in the Caribbean, Africa, Australasia and North America. We currently underwrite business in three business segments through 13 lines of business spanning across attractive specialty and niche products. Of $581.8 million in gross written premiums for the year ended December 31, 2022, 39.9% was generated by our specialty long-tail segment, 54.8% by the specialty short-tail segment and 5.3% by the reinsurance segment.

Disciplined risk selection

Our underwriting approach combines decades of customized underwriting experience of our management and underwriting teams with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2022, 70.3% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 24.4% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 5.3% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

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

Expand our presence to new specialty lines of business and markets

We seek to leverage our proven advantages of technical underwriting, local market knowledge, distribution relationships and financial strength to grow into adjacent lines and markets. We continually seek to evaluate additional lines of business and markets that will complement our core competencies and where we believe we can generate attractive risk-adjusted returns. For example, in 2021, we started underwriting our contingency line of business, which produced $3.5 million of premiums in 2021 and $10.9 million of premiums in 2022. In 2021, we acquired our Malta subsidiary giving us the capability to continue to underwrite business throughout the European Economic Area (“EEA”). In addition, our expansion into Kuala Lumpur has opened up new business opportunities that will further strengthen our offerings in the Asia Pacific region. In April 2020, we expanded into the U.S. market and began writing excess and surplus lines of business. Most recently, we have entered into an agreement to acquire EIO, a managing general agency duly incorporated under the laws of Norway.

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

Maintain our conservative investment strategy

We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of December 31, 2022, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 43.9% of our invested assets and fixed income securities represented 49.6% of our invested assets as of December 31, 2022. Our fixed income portfolio is geographically diverse with an average maturity of 3 years, with 69.1% of the securities in our portfolio having an S&P Global Ratings rating of ‘A’ and above as of December 31, 2022.

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

Our Specialty Long-tail segment includes (a) our professional lines (non-U.S.) business, which includes our professional indemnity, directors and officers, legal expenses and other casualty lines of business, (b) our financial institutions line of business, (c) our marine liability line of business and (d) our inherent defects insurance line of business. The lines of business in our specialty long-tail segment are generally characterized by claims that are often reported and ultimately paid or settled years, or even decades, after the related loss events occur. As a general rule, estimates of accident year or underwriting year ultimate losses for long-tail businesses are notably more uncertain than those for short-tail businesses.

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

Specialty Long-tail Segment

Professional Lines

Our professional lines of business represented approximately 32.9% and 34.8% of our GWP for the years ended December 31, 2022 and 2021, respectively.

Major subclasses within the professional lines of business include directors’ and officers’ insurance, legal expenses, professional indemnity, comprehensive commercial general liability, public liability, product liability, employers’ liability, workers’ compensation, event liability, completed operations liability and media and advertising liability. We primarily underwrite professional lines risks from Europe and the UK on a “primary” basis, meaning that loss up to a limit is covered primarily, or on an excess-of-loss basis.

Financial Institutions

Our financial institutions line of business represented approximately 4.9% and 6.6% of our GWP for the years ended December 31, 2022 and 2021, respectively.

The financial institutions business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.

Marine Liability

Our marine liability line of business represented approximately 0.6% of our GWP for each of the years ended December 31, 2022 and 2021.

Our marine liability portfolio covers third party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We focus our marine liability portfolio predominantly on Asia and Europe.

Inherent Defects Insurance

Our inherent defects insurance line of business represented approximately 1.5% and 1.8% of our GWP for the years ended December 31, 2022 and 2021, respectively.

Our inherent defects insurance portfolio covers inherent defects insurance and insurance backed guarantee risks. We focus our inherent defects insurance portfolio predominantly on the UK and Europe.

Specialty Short-tail Segment

Energy

Our energy businesses represented approximately 20.2% and 19.1% of our GWP for the years ended December 31, 2022 and 2021, respectively. We have a lead capability in both upstream energy and downstream energy (oil & gas, petrochemicals, refining, conventional power and renewable energy), with a maximum exposure of $75 million and $50 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.

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

Property

Our property business represented approximately 15.1% and 14.5% of our GWP for the years ended December 31, 2022 and 2021, respectively.

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

Construction & Engineering

Our construction and engineering business represented approximately 5.4% and 5.7% of our GWP for the years ended December 31, 2022 and 2021, respectively.

Our construction and engineering line of business provides coverage with respect to construction all risks (CAR), civil engineering completed risks (CECR), machinery breakdown and business interruption (MB/BI), erection all risks (EAR) and contractors’ plant and equipment (CPE/CPM). We focus our construction & engineering portfolio on construction all risks and erection all risks.

Political Violence

Our political violence portfolio represented approximately 2.0% and 1.7% of our GWP for the years ended December 31, 2022 and 2021, respectively.

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

Ports and Terminals

Our ports and terminals business represented approximately 4.7% and 5.4% of our GWP for the years ended December 31, 2022 and 2021, respectively.

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

General Aviation

Our general aviation business represented approximately 3.8% and 3.7% of our GWP for the years ended December 31, 2022 and 2021, respectively.

Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangar keepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.

Marine Cargo

Our marine cargo line of business represented approximately 1.8% and 0.9% of our gross written premium for the years ended December 31, 2022 and 2021, respectively.

Our marine cargo portfolio covers general cargo, oil, machinery and equipment, project cargo, war on land and freight forwarders. We cover cargo for physical loss or damage while in transit by air, land or sea for importers, exporters and manufacturers. We have a worldwide focus for our marine cargo portfolio.

Contingency

Our contingency line of business represented approximately 1.9% and 0.6% of our gross written premium for the years ended December 31, 2022 and 2021, respectively.

Our contingency portfolio covers all risks event cancellation, non-appearance, event terrorism and political violence perils, named peril cancellation, prize indemnity and bespoke non-physical damage business interruption, in each case excluding communicable disease. We have a worldwide focus for our contingency portfolio.

Reinsurance Segment

Our reinsurance business represented approximately 5.3% and 4.4% of our GWP for the years ended December 31, 2022 and 2021, respectively.

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

Our History

Our group was founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our Labuan branch, which is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermuda subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established our UK subsidiary, which commenced business in 2011. The UK subsidiary underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London. In June 2021, we acquired our Malta subsidiary so that we could continue to underwrite throughout the European Union. In March 2023, we completed the acquisition of Norway-based managing general agency Energy Insurance Oslo AS (“EIO”).

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

IGI Bermuda

IGI’s Bermuda-governed policies are issued pursuant to a license held by IGI Bermuda. The underwriting operations for the Bermuda-governed policies are located in IGI Underwriting Co. Ltd. (“IGI Underwriting”), which is registered and based in Amman, Jordan. When a Bermuda-governed policy is sourced through IGI’s office in the United Kingdom, the policy is referred to the office in Amman for formal underwriting approval. IGI Dubai also has underwriting authority to underwrite Bermuda-governed policies through an underwriting agency agreement, subject to authority limits, and IGI Morocco operates a representative office of IGI Bermuda in Casablanca which is authorized to issue Bermuda governed policies. IGI Bermuda has three additional wholly-owned subsidiaries: Specialty Mall Investment Co., which focuses on real estate properties, development, and leasing, IGI Services Limited, which focuses on owning and chartering aircraft and EIO, writing a portfolio of energy and construction business in Norway.

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

IGI Nordic AS (formerly, EIO)

IGI Nordic AS is a Norway-based managing general agency writing a portfolio of energy and construction business in Norway on behalf of IGI Bermuda.

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

Each risk submitted to an underwriter is assessed on its own merits. The experience and expertise of senior management and the underwriters are ultimately the determining factor in deciding whether to underwrite a given risk. As a result, we rely on our underwriters’ discretion in acquiring business. However, when exercising their discretion, the underwriters take into account key considerations, some of which may include the following:

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

Environmental, Social and Governance (ESG) risk: The risk that environmental, social and governance factors could cause reputational or financial harm to our business.

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

Marketing and Distribution

We source our business primarily through brokers, with 61% of 2022 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Arthur J. Gallagher, Aon, Willis, Lockton, Marsh and Howden Broking Group.

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

The key responsibilities of our claims management department are to:

●	process, manage and resolve reported insurance or reinsurance claims efficiently and accurately in order to ensure the proper application of intended coverage, reserve in a timely fashion for the probable ultimate cost of both indemnity and expense and make timely payments in the appropriate amount on those claims for which we are legally obligated to pay;

●	select appropriate counsel and experts for claims and manage claims-related litigation and regulatory compliance;

●	contribute to the underwriting process by collaborating with both underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activities;

●	contribute to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims; and

●	support our marketing efforts through the quality of our claims service and in person support to our underwriting offices globally.

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

The following charts show the percentage breakdown of net case and IBNR including ULAE reserves as of December 31, 2022 and 2021:

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

At present these reviews are undertaken every six months. In support of IGI’s annual statutory submission to the BMA, a ‘big four’ actuarial consultant conducts an actuarial review of the loss reserves to support their statutory loss reserve opinion.

For additional information regarding our reserves, our reserves development and our reserves releasing, see “Operating and Financial Review and Prospects — Reserves.”

Investments

Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $18.2 million as of December 31, 2022 which is managed by a third party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee established by our management.

Our investments include a sizeable portfolio of high quality and diversified fixed income securities, term deposits and to a lesser extent a modest allocation to equities, alternative funds and real estate holdings.

The following charts show the percentage breakdown of our investment assets by class as of December 31, 2022 and 2021:

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

Regulatory Overview

Bermuda Regulatory Considerations

Bermuda Insurance Regulation

The Insurance Act. The Insurance Act, which regulates the business of IGI Bermuda, provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time. It is not necessary that the insurance company be incorporated in Bermuda. A foreign corporation may obtain a permit under the Companies Act to carry on business in Bermuda and then be registered as an insurer in Bermuda under the Insurance Act. (The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” (although in certain circumstances a condition to registration may be imposed to the effect the company may carry on only reinsurance business). The Insurance Act uses the defined term “insurance business” to include reinsurance business. References herein to insurance companies include reinsurance companies.) The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The Insurance Act imposes on Bermuda insurance companies’ solvency and liquidity standards, as well as auditing and reporting requirements. Bermuda is a Solvency II equivalent jurisdiction, meaning that Bermuda’s laws and regulations broadly mirror the requirements under the Solvency II regime. See “Business — Regulatory Overview — UK Regulatory Framework” and “Operating and Financial Review and Prospects — Capital Requirements — PRA Requirements.” Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 3B insurers are set forth below.

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

Classification as a Class 3B Insurer. A body corporate is registrable as a Class 3B insurer where (i) 50% or more of its net premiums written or (ii) 50% or more of its net loss and loss expense provisions, represent unrelated business and its total net premiums written from unrelated business are $50,000,000 or more. IGI Bermuda is registered as a Class 3B insurer with the BMA in Bermuda and is regulated as such under the Insurance Act.

Minimum Paid-Up Share Capital. A Class 3B insurer is required to maintain fully paid up share capital of at least US$120,000.

Principal Representative and Principal Office. A Class 3B insurer is required to maintain a principal office and to appoint and maintain a resident principal representative in Bermuda. IGI Bermuda has appointed Marsh IAS Services (Bermuda) Ltd. as its principal representative. The address of IGI Bermuda’s principal office is Park Place, 1st Floor, 55 Par-la-Ville Road, Hamilton HM11, Bermuda. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the Authority is given of the intention to do so.

It is the duty of the principal representative to forthwith notify the BMA where the principal representative reaches the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent, or on it coming to the knowledge of the principal representative, or the principal representative having reason to believe that a reportable “event” has occurred. Examples of a reportable “event” include a failure by the insurer to comply substantially with a condition imposed upon it by the BMA relating to a solvency margin or a liquidity or other ratio, a significant loss reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement (“ECR”) (discussed below) and the occurrence of a “material change” (as such term is defined under the Insurance Act) in its business operations.

Within 14 days of such notification to the BMA, the principal representative must furnish the BMA with a written report setting out all the particulars of the case that are available to the principal representative.

Where there has been a significant loss which is reasonably likely to cause the insurer to fail to comply with its ECR, the principal representative must also furnish the BMA with a capital and solvency return reflecting an ECR prepared using post-loss data. The principal representative must provide this within 45 days of notifying the BMA regarding the loss.

Furthermore, where a notification has been made to the BMA regarding a material change, the principal representative has 30 days from the date of such notification to furnish the BMA with unaudited interim statutory financial statements in relation to such period as the BMA may require, together with a general business solvency certificate in respect of those statements.

Head Office. A Class 3B insurer is required to maintain its head office in Bermuda. In determining whether the insurer satisfies this requirement, the BMA shall consider, inter alia, the following factors: (i) where the underwriting, risk management and operational decision making of the insurer occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision making related to the insurance business of the insurer are located in Bermuda; and (iii) where meetings of the board of directors of the insurer occur. In making its determination, the BMA may also have regard to (a) the location where management of the insurer meets to effect policy decisions of the insurer; (b) the residence of the officers, insurance managers or employees of the insurer; and (c) the residence of one or more directors of the insurer in Bermuda. This provision does not apply to an insurer that has a permit to conduct business in Bermuda under the Companies Act or the Non-Resident Insurance Undertakings Act 1967. IGI Bermuda’s Head Office remediation plan was assessed. It was concluded that, among other things, there must be a frequent presence of the senior executives who are responsible for and involved in the decision making related to the insurance business in Bermuda. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda to ensure that it is managed and directed from Bermuda, which may result in additional operational cost. IGI Bermuda’s Head Office remediation plan may be changed based on additional guidance by the BMA, subsequent legislative requirements and/or any other governmental issuances which may affect the interpretation of the Head Office requirements and thus impact IGI Bermuda’s remediation plan.

Loss Reserve Specialist. A Class 3B insurer is required to appoint an individual approved by the BMA to be its loss reserve specialist. In order to qualify as an approved loss reserve specialist, the applicant must be an individual qualified to provide an opinion in accordance with the requirements of the Insurance Act and the BMA must be satisfied that the individual is fit and proper to hold such an appointment.

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

A Class 3B insurer is required to prepare and submit to the BMA financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”).

The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.

The insurer’s annual GAAP financial statements and the auditor’s report thereon and the statutory financial statements are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA).

The statutory financial statements do not form a part of the public records maintained by the BMA but the GAAP financial statements are available for public inspection.

Declaration of Compliance. At the time of filing its statutory financial statements, a Class 3B insurer is also required to deliver to the BMA a declaration of compliance, in such form and with such content as may be prescribed by the BMA, declaring whether or not the Class 3B insurer has, with respect to the preceding financial year (i) complied with all requirements of the minimum criteria applicable to it; (ii) complied with the minimum margin of solvency as at its financial year end; (iii) complied with the applicable ECR as at its financial year end; (iv) complied with applicable conditions, directions and restrictions imposed on, or approvals granted to, the Class 3B insurer; and (v) complied with the minimum liquidity ratio for general business as at its financial year end. The declaration of compliance is required to be signed by two directors of the Class 3B insurer, and if the Class 3B insurer has failed to comply with any of the requirements referenced in (i) through (v) above or observe any limitations, restrictions or conditions imposed upon the issuance of its license, if applicable, the Class 3B insurer will be required to provide the BMA with particulars of such failure in writing. A Class 3B insurer shall be liable to civil penalty by way of a fine for failure to comply with a duty imposed on it in connection with the delivery of the declaration of compliance.

Annual Statutory Financial Return and Annual Capital and Solvency Return. A Class 3B insurer is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA).

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

In addition, each year the insurer is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the insurer’s Bermuda Solvency Capital Requirement (“BSCR”) model or an approved internal capital model in lieu thereof (more fully described below), together with such schedules as prescribed by the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended from time to time.

Neither the statutory financial return nor the capital and solvency return is available for public inspection.

Quarterly Financial Return. A Class 3B insurer, not otherwise subject to group supervision, is required to prepare and file quarterly financial returns with the BMA on or before the last day of the months of May, August and November of each year. The quarterly financial returns consist of (i) quarterly unaudited financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be recent and not reflect a financial position that exceeds two months) and (ii) a list and details of material intra-group transactions that the insurer is a party to and the insurer’s risk concentrations that have materialized since the most recent quarterly or annual financial returns, details surrounding all intra-group reinsurance and retrocession arrangements and other intra-group risk transfer insurance business arrangements that have materialized since the most recent quarterly or annual financial returns and (iii) details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures exceeding 10% of the insurer’s statutory capital and surplus.

Public Disclosures. Pursuant to the Insurance Act, all commercial insurers and insurance groups are required to prepare and file with the BMA, and also publish on their website, a financial condition report. The BMA has discretion to approve modifications and exemptions to the public disclosure rules, on application by the insurer if, among other things, the BMA is satisfied that the disclosure of certain information will result in a competitive disadvantage or compromise confidentiality obligations of the insurer.

Independent Approved Auditor. A Class 3B insurer must appoint an independent auditor who will audit and report on the insurer’s GAAP financial statements and statutory financial statements, each of which are required to be filed annually with the BMA. The auditor must be approved by the BMA as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor. IGI Bermuda’s BMA-approved independent auditor is Ernst & Young.

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

Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 3B insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, funds held by ceding reinsurers and any other assets which the BMA, on application in any particular case made to it with reasons, accepts in that case.

There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

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

Class 3B insurers are also required to maintain available statutory economic capital and surplus at a level equal to or in excess of its ECR which is established by reference to either the BSCR model or an approved internal capital model.

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

While not specifically referred to in the Insurance Act (or required thereunder), the BMA has also established a target capital level (“TCL”) for each Class 3B insurer equal to 120% of its ECR. The TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.

Any Class 3B insurer which at any time fails to meet its MSM requirements must, upon becoming aware of such failure, immediately notify the BMA and, within 14 days thereafter, file a written report with the BMA containing particulars of the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected timeframe in which the insurer intends to rectify the failure.

Any Class 3B insurer which at any time fails to meet its applicable ECR shall, upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and within 14 days of such notification file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with (i) unaudited statutory economic balance sheets and unaudited interim statutory financial statements prepared in accordance with GAAP covering such period as the BMA may require; (ii) the opinion of a loss reserve specialist in relation to the total general business insurance technical provisions as set out in the economic balance sheet, where applicable; (iii) a general business solvency certificate in respect of the financial statements; and (iv) a capital and solvency return reflecting an ECR prepared using post failure data where applicable.

Eligible Capital. To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 3B insurer is required to disclose the makeup of its capital in accordance with the recently introduced ‘3-tiered eligible capital system’. Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 3B insurer’s MSM, ECR and TCL.

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

Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.

Code of Conduct. The Insurance Code of Conduct (the “Insurance Code of Conduct”) prescribes the duties, standards, procedures and sound business principles with which all insurers registered under the Insurance Act must comply. The BMA will assess IGI Bermuda’s compliance with the Insurance Code of Conduct in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Insurance Code of Conduct will be taken into account by the BMA in determining whether IGI Bermuda is conducting its business in a sound and prudent manner as prescribed by the Insurance Act, may result in the BMA exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model. In December 2021, the BMA released a consultation paper on the revisions to the Insurance Code of Conduct and following a review of the public consultation feedback, the revisions to the Insurance Code of Conduct were finalized and became effective on 31 August 2022 (with a six-month transition period for conduct-related additions and a 12-month transition period to comply with the new provisions/amendments of all other sections of the document). The most significant changes to the Insurance Code of Conduct relate to corporate governance, including introducing a requirement that an insurer, such as IGI Bermuda, include an appropriate number of independent non-executive directors on its board. The BMA clarified that the revisions would not create a requirement for independent non-executive directors for all boards, but would be influenced by a number of factors, including the nature, size and complexity of the insurer’s business, its business model and whether it is a part of an insurance group. The Insurance Code of Conduct was also amended to require board members to review and assess the fitness and propriety of board membership, committees, and chief and senior executives at least every three (3) years and/or upon a material change to business activities or risk profile. Other changes include a requirement for insurers, such as IGI Bermuda, to demonstrate the economic impact of risk mitigation techniques originating from reinsurance contracts and the addition of “Sustainability Risk” as a material risk that should be considered in risk management strategies.

Cyber Risk Code of Conduct. The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance market place providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programmes, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management programme and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management programme.

It is expected that the cyber risk policy will be approved by the registrant’s board of directors at least annually. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their IT resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner, as prescribed by the Insurance Act, and may result in the BMA exercising its powers of intervention and investigation.

Restrictions on Dividends and Distributions. A Class 3B insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, a Class 3B insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

Reduction of Capital. No Class 3B insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid in share capital, its contributed surplus (sometimes called additional paid in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

A Class 3B insurer seeking to reduce its statutory capital by 15% or more, as set out in its previous year’s financial statements, is also required to submit an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that the proposed reduction will not cause the insurer to fail its relevant margins and such other information as the BMA may require. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

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

Fit and Proper Controllers. The BMA maintains supervision over the controllers of all registered insurers in Bermuda.

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

Where the shares of the registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and a person becomes a 10%, 20%, 33% or 50% shareholder controller of the insurer, that person shall, within 45 days, notify the BMA in writing that he has become such a controller. In addition, a person who is a shareholder controller of a Class 3B insurer whose shares or the shares of its parent company (if any) are traded on a recognized stock exchange must serve on the BMA a notice in writing that he has reduced or disposed of his holding in the insurer where the proportion of voting rights in the insurer held by him will have reached or has fallen below 10%, 20%, 33% or 50% as the case may be, not later than 45 days after such disposal.

Where the shares of an insurer, or the shares of its parent company, are not traded on a recognized stock exchange (i.e. private companies), the Insurance Act prohibits a person from becoming a shareholder controller unless he has first served on the BMA notice in writing stating that he intends to become such a controller and the BMA has either, before the end of 45 days following the date of notification, provided notice to the proposed controller that it does not object to his becoming such a controller or the full 45 days has elapsed without the BMA filing an objection. Where neither the shares of the insurer nor the shares of its parent company (if any) are traded on any stock exchange, the Insurance Act prohibits a person who is a shareholder controller of a Class 3B insurer from reducing or disposing of his holdings where the proportion of voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50%, as the case may be, unless that shareholder controller has served on the BMA a notice in writing stating that he intends to reduce or dispose of such holding.

Any person who contravenes the Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days has elapsed is guilty of an offence and liable to a fine of $25,000 on summary conviction.

The BMA may file a notice of objection to any person who has become a controller of any description where it appears that such person is not, or is no longer, a fit and proper person to be a controller of the registered insurer. Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination. Any person who continues to be a controller of any description after having received a notice of objection shall be guilty of an offence and shall be liable on summary conviction to a fine of $25,000 (and a continuing fine of $500 per day for each day that the offence is continuing) or, if convicted on indictment, to a fine of $100,000 and/or two years in prison.

Notification by Registered Person of Change of Controllers and Officers. All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Notification of Cyber Reporting Events. Every insurer is required to notify the BMA forthwith on it coming to the knowledge of the insurer, or where the insurer has reason to believe that a Cyber Reporting Event has occurred. Within 14 days of such notification the insurer must also furnish the BMA with a written report setting out all of the particulars of the Cyber Reporting Event that are available to it. A Cyber Reporting Event includes any act that results in the unauthorised access to, disruption, or misuse of electronic systems or information stored on such systems of an insurer, including breach of security leading to the loss or unlawful destruction or unauthorised disclosure of or access to such systems or information where there is a likelihood of an adverse impact to policyholders, clients or the insurer’s insurance business, or an event that has occurred for which notice is required to be provided to a regulatory body or government agency.

Notification of Other Events. Every insurer is required to forthwith notify the BMA on it coming to the knowledge of the insurer, or where the insurer has reason to believe that the insurer has failed to comply with a condition imposed upon it by the BMA or that the insurer, or a shareholder controller or officer of the insurer is involved in any criminal proceedings whether in Bermuda or abroad.

Notification of Material Changes. All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.

Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue a formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination.

Group Supervision. The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor. An insurance group is defined as a group of companies that conducts insurance business. The BMA may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer”, where it is headed by a parent company which is incorporated in Bermuda; or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”) and it shall give to the Designated Insurer and other applicable insurance regulatory authority written notice of its intention to act as group supervisor. Before the BMA makes a final determination whether or not to act as group supervisor, it shall take into account any written representations made by the Designated Insurer submitted within such period as is specified in the notice.

The BMA may exclude any company that is a member of an insurance group from group supervision on the application of the Designated Insurer, or on its own initiative, provided the BMA is satisfied that (i) the company is situated in a country or territory where there are legal impediments to cooperation and exchange of information, (ii) the financial operations of the company have a negligible impact on insurance group operations or (iii) the inclusion of the company would be inappropriate with respect to the objectives of group supervision.

The BMA may, on its own initiative or on the application of the relevant Designated Insurer, include within group supervision a company that is a member of the group that is not on the Register of Group Particulars (described below) if it is satisfied the financial operations of the company in question may have a material impact on the insurance group’s operations and its inclusion would be appropriate having regard to the objectives of group supervision.

Once the BMA has been designated as group supervisor, the Designated Insurer must ensure that the insurance group of which it is a member appoints (i) an individual approved by the BMA who is qualified as a group actuary to provide an opinion on the insurance group’s insurance technical provisions in accordance with the requirements of Schedule XIV “Group Statutory Economic Balance Sheet” of the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 and (ii) an auditor approved by the BMA to audit the financial statements of the group.

Pursuant to its powers under the Insurance Act, the BMA will maintain a register of particulars for every insurance group (the “Register of Group Particulars”) for which it acts as the group supervisor, detailing the names and addresses of (i) the Designated Insurer; (ii) each member company of the insurance group falling within the scope of group supervision; (iii) the principal representative of the insurance group in Bermuda; (iv) other competent authorities supervising other member companies of the insurance group; and (v) the insurance group auditors. The Designated Insurer must immediately notify the BMA of any changes to the above details entered on the Register of Group Particulars.

As group supervisor, the BMA will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.

The BMA may, for the purposes of group supervision, make rules applying to Designated Insurers which take into account any activities of the insurance group of which they are members or of other members of the insurance group. Such rules may make provision for: the assessment of the financial situation of the insurance group; the solvency position of the insurance group (including the imposition of prudential standards in relation to ECR, capital and solvency returns, insurance reserves and eligible capital that must be complied with by the Designated Insurers); the system of governance and risk management of the insurance group; intra-group transactions and risk concentrations; and supervisory reporting and disclosure in respect of the insurance group.

As noted above, we are not currently subject to group supervision, but are currently in discussions with the BMA regarding its proposed institution of group-wide supervision by the BMA on the group.

Supervision, Investigation, Intervention and Disclosure. The BMA may, by notice in writing served on a registered person or a designated insurer, require the registered person or designated insurer to provide such information and/or documentation as the BMA may reasonably require with respect to matters that are likely to be material to the performance of its supervisory functions under the Insurance Act. In addition, it may require such person’s auditor, underwriter, accountant or any other person with relevant professional skill of such registered person or designated insurer to prepare a report on any aspect pertaining thereto. In the case of a report, the person so appointed shall immediately give the BMA written notice of any fact or matter of which he becomes aware or which indicates to him that any condition attaching to his registration under the Insurance Act is not or has not or may not be or may not have been fulfilled and that such matters are likely to be material to the performance of its functions under the Insurance Act. If it appears to the BMA to be desirable in the interests of the clients of a registered person or relevant insurance group, the BMA may also exercise these powers in relation to subsidiaries, parent companies and other affiliates of the registered person or designated insurer.

If the BMA deems it necessary to protect the interests of the policyholders or potential policyholders of an insurer or insurance group, it may appoint one or more competent persons to investigate and report on the nature, conduct or state of the insurer’s or the insurance group’s business, or any aspect thereof, or the ownership or control of the insurer or insurance group. If the person so appointed thinks it necessary for the purposes of the investigation, such person may also investigate the business of any person who is or has been at any relevant time, a member of the insurance group or of a partnership of which the person being investigated is a member. In this regard, it shall be the duty of every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to produce to the person appointed such documentation as the appointed person may reasonably require for purposes of the investigation, and to attend and answer questions relevant to the investigation and to otherwise provide such assistance as may be necessary in connection therewith.

Where the BMA suspects that a person has failed to properly register under the Insurance Act or that a registered person or designated insurer has failed to comply with a requirement of the Insurance Act or that a person is not, or is no longer, a fit and proper person to perform functions in relation to a regulated activity, it may, by notice in writing, carry out an investigation into such person (or any other person connected thereto). In connection therewith, the BMA may require every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to make a report and produce such documents in his care, custody and control and to attend before the BMA to answer questions relevant to the BMA’s investigation and to take such actions as the BMA may direct. The BMA may also enter any premises for the purposes of carrying out its investigation and may petition the court for a warrant if it believes a person has failed to comply with a notice served on him or there are reasonable grounds for suspecting the completeness of any information or documentation produced in response to such notice or that its directions will not be complied with or that any relevant documents would be removed, tampered with or destroyed.

If it appears to the BMA that the business of the registered insurer is being conducted in a way that there is a significant risk of the insurer becoming insolvent or being unable to meet its obligations to policyholders, or that the insurer is in breach of the Insurance Act or any conditions imposed upon its registration, or the minimum criteria stipulated in the Insurance Act is not or has not been fulfilled in respect of a registered insurer, or that a person has become a controller without providing the BMA with the appropriate notice or in contravention of a notice of objection, or the registered insurer is in breach of its ECR, or that a designated insurer is in breach of any provision of the Insurance Act or the regulations or rules applicable to it, the BMA may issue such directions as it deems desirable for safeguarding the interests of policyholders or potential policyholders of the insurer or the insurance group. The BMA may, among other things, direct an insurer, for itself and in its capacity as designated insurer of the insurance group of which it is a member, (a) not to take on any new insurance business, (b) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (c) not to make certain investments, (d) to realize certain investments, (e) to maintain in, or transfer to the custody of, a specified bank, certain assets, (f) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (g) to limit its premium income, (h) not to enter into specified transactions with any specified person or persons of a specified class, (i) to provide such written particulars relating to the financial circumstances of the insurer as the BMA thinks fit, (j) (as an individual insurer only and not in its capacity as designated insurer) to obtain the opinion of a loss reserve specialist and submit it to the BMA and/or (k) to remove a controller or officer.

The BMA has the power to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest. The grounds for disclosure by the BMA to a foreign regulatory authority without consent of the insurer are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.

Cancellation of Insurer’s Registration. An insurer’s registration may be cancelled by the BMA at the request of the insurer or on certain grounds specified in the Insurance Act. Failure by the insurer to comply with its obligations under the Insurance Act or if, the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be examples of such grounds.

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

Bermuda Exchange Control Regulation. The permission of the BMA is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include our common shares) are listed on an “Appointed Stock Exchange” (which include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report.

Although IGI Bermuda is incorporated in Bermuda, IGI Bermuda is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on IGI Bermuda’s ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to nonresidents of Bermuda who are holders of our common shares.

UK Regulatory Framework

General. UK insurance companies are regulated by the PRA and the FCA. The PRA is responsible for the prudential regulation of banks, building societies, credit unions, insurers and major investment firms and the FCA is responsible for the prudential regulation of all other firms and the conduct of business regulation of all authorised financial services firms. A subsidiary of IGI, IGI UK, is authorized by the PRA to effect and carry out (re)insurance contracts in the UK in all classes of general (non-life) business and is regulated by both the PRA and the FCA.

Following the UK’s decision to withdraw from the EU (“Brexit”), the UK began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one EEA member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the UK, this meant the loss of access to EU markets. As of the end of the transition period, IGI UK has lost its passporting rights in the EU, such that it can no longer write insurance business in European Economic Area (“EEA”) countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive. IGI is currently engaging with relevant EU member states to ensure adherence to individual run-off regimes that have been established. In addition, in June 2021 IGI acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU.

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

Solvency Requirements. Under the EU directive covering capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”), an insurer has the option of seeking the approval of a full or partial internal model from its regulator or to use a standard formula to calculate its capital requirements. The provisions of the Solvency II Directive were implemented in the UK by the Solvency 2 Regulations 2015 (SI 2015/575) and through the PRA Rulebook and supervisory statements published by the PRA. In light of Brexit, the UK has onshored the Solvency II Directive and amended the rules so that firms can continue to operate effectively after the end of the transitional period. The UK is currently consulting on making certain amendments to Solvency II as implemented in the UK.

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

Change of Control Prior Notifications. The PRA (in consultation with the FCA) regulates the acquisition of “control” of any UK insurance company which is authorized under the Financial Services and Markets Act 2000 (“FSMA”). The FCA regulates the acquisition of “control” of authorized firms that are only authorized and regulated by the FCA. Any legal entity or individual that (together with any person with whom they are “acting in concert”) directly or indirectly acquires 10% or more of the shares in a UK authorized insurance company, or their parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or their parent company, would be considered to have acquired “control” for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company by virtue of their shareholding or voting power in the authorized insurance company or parent. A purchaser of 10% or more of the common shares of the Company would therefore be considered to have acquired “control” of IGI UK. Under FSMA, any person proposing to acquire “control” over a UK authorized insurance company must give prior notification to the PRA of their intention to do so. The PRA would then have up to 60 working days (which may be extended by up to a further 30 working days) to consider that person’s application to acquire “control.” Acquiring control without having made the relevant prior application and having received the PRA’s approval (following consultation with the FCA) would constitute a criminal offense by the controller. In addition, if IGI UK fails to notify the PRA of the proposed change of control this could also result in action being taken against IGI UK. A person who is already deemed to have “control” will require prior approval of the PRA and the FCA if such person increases their level of “control” beyond certain percentages. These percentages are 20%, 30% and 50%. Similar requirements apply in relation to the acquisition and increase of control of a UK authorized person which is an insurance intermediary except that application for approval is made to, and decided by, the FCA and the threshold triggering the requirement for prior approval is 20% of the shares or voting power in the insurance intermediary or its parent company.

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

Insurance Distribution Directive. On October 1, 2018, the Insurance Distribution Directive (“IDD”) came into force. IDD applies to all those who conduct insurance distribution to clients, such as insurers (i.e., IGI UK) and insurance intermediaries (including firms such as banks or retailers who provide insurance alongside their primary business), and whose clients range from individual consumers to large multinational organizations. The main provisions of IDD include conduct of business obligations, remuneration disclosure, cross-selling limitations and professional training requirements. As a result of Brexit and following the end of the transitional period on December 31, 2020, the Insurance Distribution (Amendment) (EU Exit) Regulations 2019 came into effect to address the deficiencies in retained EU law relating to the IDD arising from Brexit. Under the European Union (Withdrawal) Act 2018, directly applicable EU legislation made under the IDD was onshored and became part of the UK law at the end of the Brexit transitional period.

PRA requirements

IGI UK is subject to regulation by the UK FCA and the UK PRA. The onshored Solvency Capital Requirement (“SCR”) for IGI UK is governed by the onshored Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 57% and 51% in 2021 and 2020, respectively. IGI UK’s financial statements for the year ended December 31, 2022 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 52%.

Dubai International Financial Centre (“DIFC”)

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

MFSA requirements

Following its acquisition in June 2021, IGI Europe is subject to regulation by the MFSA. The Solvency Capital Requirement (SCR) for IGI Europe is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

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

Specifically, the assessment confirms that the Standard Formula:

●	captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

●	is sufficiently sensitive to future changes in the Company’s risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

●	has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

●	is applied with adjustment for the risk absorbing effect of technical provisions and deferred taxes.

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

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s financial statements for the year ended December 31, 2022 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded the MFSA’s requirements by 108%.

Jordan

Our subsidiary, I.G.I Underwriting / Jordan ‘Exempted’ (“IGI Underwriting”), which is based in Amman, Jordan, is subject to regulation of the Insurance Supervision Department of Central Bank of Jordan. The Insurance Supervision Department replaced the Insurance Commission of Jordan pursuant to the restructuring of Institutions and Government Departments Law No 17 of 2014, Article D. The Central Bank of Jordan assumed the role of insurance supervisor and regulator from the Ministry of Industry, Trade and supply in June 2021 following the enactment of the Insurance Regulatory Law No 12 of 2021 and an insurance supervision department was established thereafter. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business & Responsibilities of the Coverholder.” As a licensed offshore entity, IGI Underwriting is required to update certain information with the Insurance Supervision Department annually, including information regarding the following:

●	the business conducted by IGI Underwriting during the year;

●	the names of insurance and reinsurance companies with which IGI Underwriting has concluded binding authorities and the date of termination of each authority;

●	a valid insurance policy possessed by IGI Underwriting; and

●	any other data, documents or information required by the Director General of the Insurance Supervision Department.

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

Litigation and Arbitration

There are no governmental, legal or arbitration proceedings to which we are a party which are expected to have a material effect on our financial position or profitability (including any such proceedings which are pending or threatened or which we are aware of), except as stated below. However, in any given year, litigation could arise which might have an adverse effect on our results for such year. See “Risk Factors — Risks Relating to Our Business and Operations — We are involved in legal and other proceedings from time to time, and we may face damage to our reputation or legal liability as a result”.

In particular, one of the Group’s operating subsidiaries is engaged in an arbitration proceeding concerning a dispute with another insurer over a policy coverage. The Group has established reserves which it believes represents a reasonable estimate of its expected future cash outflows in respect of this matter. If the arbitration does not rule in the Group’s favor, it is possible that the ultimate cost may exceed amounts that have been specifically reserved. However, it is not practicable to reliably estimate any potential excess amount because the merits of the underlying claims have yet to be assessed and there are a number of uncertainties regarding how the policy may respond. Having considered the uncertainties described above, the Group believes that, even in reasonably remote adverse scenarios, the ultimate costs would be within the risk margins inherent within the overall claims reserves and would have no material impact on the Group’s business or financial condition.

In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables us to cede portions of our underwriting risk to others. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2022, the amount owed to us from our reinsurers for paid claims was approximately $12.9 million and the portion of our case reserves due from reinsurers was approximately $102.0 million. In some cases, there can be disputes with reinsurers over their contractual obligations and their understanding of our maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate our maximum liability. In some cases, these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by us and in some cases by our reinsurers.

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

Introduction

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, professional lines (non-U.S.), financial institutions, marine and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we and our predecessors have prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns.

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

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: specialty long-tail, specialty short-tail and reinsurance. Our specialty long-tail segment includes (a) our professional lines of business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (b) our financial institutions line of business, (c) our marine liability line of business and (d) our inherent defects insurance line of business. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals, general aviation, marine cargo and contingency lines of business. Our reinsurance segment includes our inward reinsurance treaty business.

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

Total investment income, net

Net investment income is principally comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized gain (loss) on investment properties, fair value gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses. For purposes of this discussion, “total investment income, net” reflects the sum of net investment income and share of profit (loss) from associates, calculated net of (a) net realized gain (loss) on investments, (b) realized gain (loss) on investment properties, (c) unrealized gain (loss) on investments, (d) fair value gain (loss) on investment properties, (e) expected credit losses on investments, and (f) share of profit (loss) from associates.

Realized gain (loss) on investments

Realized gain and loss on investments is comprised of realized gain and loss on the sale of bonds at fair value through other comprehensive income and realized gain and loss on the sale of equities at fair value through profit and loss account.

Realized gain (loss) on investment properties

Net realized gain and losses on investments is comprised of realized gain and losses on the sale of investment properties.

Unrealized gain (loss) on investments

Unrealized gain (loss) on investments includes unrealized loss on the revaluation of financial assets at fair value through profit and loss account.

Fair value gain (loss) on investment properties

Fair value gain (loss) on investment properties includes the revaluation gain and loss of investment properties.

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

Other expenses, net

Other expenses, net includes the sum of (a) other expenses and (b) impairment loss on insurance receivables offset by other revenues.

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

Income tax

Income tax reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code, (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law and (4) corporate tax payable by IGI Europe in accordance with Malta income tax law. IGI Bermuda is a tax-exempt company. IGI Holdings (a DIFC-registered company) and IGI Dubai are not subject to income tax according to the UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan.

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

The following table presents reconciliations of “book value per common share” to “book value per diluted common share plus accumulated dividends.”

	December 31, 2022
	Equity Amount	Common Shares Issued and Outstanding	Per Share Amount
	($) in millions, except per share data
Book value per share	429.8	45.3	$9.49
Non-IFRS adjustments:
Intangible assets	(3.6)		(0.08)
Tangible book value per share	426.2		9.41
Accumulated dividends	136.8		3.02
Tangible book value per share plus accumulated dividends			$12.43

	December 31, 2021
	Equity Amount	Common Shares Outstanding	Per Share Amount
	($) in millions, except per share data
Book value per share	401.9	45.5	$8.83
Non-IFRS adjustments:
Intangible assets	(4.3)		(0.09)
Tangible book value per share	397.6		8.74
Accumulated dividends	126.0		2.77
Tangible book value per share plus accumulated dividends			$11.51

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

	Year Ended December 31
	2022	2021	2020
	($) in millions
Profit for the year	85.5	43.7	27.2
Non-IFRS adjustments:
Realized loss (gain) on investments (tax adjusted)(1)	0.7	(0.3)	(1.1)
Expected credit losses on investments (tax adjusted)(1)	—	0.2	0.3
Unrealized loss (gain) on investments (tax adjusted)(1)	2.8	(3.0)	—
Realized loss on investment properties	0.1	—	0.2
Fair value loss on investment properties	0.6	1.3	2.0
Fair value (gain) loss on investment properties held through associates	(0.3)	7.3	1.5
Change in fair value of derivative financial liability	(2.9)	(0.7)	4.4
Listing related expenses	—	—	3.4
Loss (gain) on foreign exchange (tax adjusted)(1)	7.9	4.7	(2.3)
Core operating income	94.4	53.2	35.6
Basic and diluted earnings per share attributable to equity holders(2)	$1.74	$0.89	$0.59
Basic and diluted core operating earnings per share(3)	$1.92	$1.09	$0.77
Average shareholders’ equity(4)	415.8	391.4	346.6
Return on average equity(5)	20.6%	11.2%	7.9%
Core operating return on average equity(6)	22.7%	13.6%	10.3%

(1)	Have been adjusted for the related tax impact.
(2)	Represents profit for the period attributable to vested common shares divided by the weighted average number of shares — basic and diluted calculated as follows:

	Year Ended December 31
	2022	2021	2020
	(in millions of U.S. Dollars, except per share information)
Net profit for the period attributable to equity holders	85.5	43.7	27.2
Minus: earnings attributable to the earn out shares subject to vesting	5.3	2.7	1.7
Minus: earnings attributable to the restricted shares awards subject to vesting	1.2	0.3	0.1
Profit for the period attributable to common shareholders (a)	79.0	40.7	25.4
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	45.5	43.0
Basic and diluted earnings per share (a/b)	$1.74	$0.89	$0.59

(3)	Represents core operating income attributable to vested common shares divided by weighted average number of shares — basic and diluted as follows:

	Year Ended December 31
	2022	2021	2020
	(in millions of U.S. Dollars, except per share information)
Core operating income for the period attributable to equity holders	94.4	53.2	35.6
Minus: core operating income attributable to the earn out shares	5.8	3.3	2.2
Minus: core operating income attributable to the restricted shares awards subject to vesting	1.3	0.4	0.1
Core operating income for the period attributable to vested equity holders (a)	87.3	49.5	33.3
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	45.5	43.0
Basic and diluted core operating earnings per share (a/b)	1.92	1.09	0.77

(4)	Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the same date of the prior year, divided by 2.
(5)	Represents profit for the year divided by average shareholders’ equity.
(6)	Represents core operating income for the year divided by average shareholders’ equity.

A. Operating Results

The following section reviews IGI’s results of operations during the years ended December 31, 2022, 2021 and 2020. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the years indicated:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Gross written premiums	581.8	545.6	467.3
Reinsurers’ share of insurance premiums	(186.5)	(163.0)	(128.9)
Net written premiums	395.3	382.6	338.4
Net change in unearned premiums	(18.9)	(37.4)	(54.9)
Net premiums earned	376.4	345.2	283.5
Net claims and claim adjustment expenses(1)	(157.7)	(176.2)	(151.7)
Net policy acquisitions expenses	(70.2)	(63.2)	(54.4)
Net underwriting results	148.5	105.8	77.4
Total investment income, net(2)	20.7	14.1	11.5
Realized (loss) gain on investments	(0.7)	0.3	1.2
Realized loss on investment properties	(0.1)	—	(0.2)
Unrealized (loss) gain on investments	(2.9)	3.1	(0.2)
Fair value loss on investment properties	(0.6)	(1.3)	(2.0)
Expected credit losses on investments	—	(0.2)	(0.3)
Share of profit (loss) from associates	0.2	(7.3)	(1.5)
General and administrative expenses	(67.5)	(58.9)	(46.9)
Other expenses, net(3)	(3.7)	(6.0)	(4.4)
Change in fair value of derivative financial liability	2.9	0.7	(4.4)
Listing related expenses	—	—	(3.4)
(Loss) gain on foreign exchange	(9.1)	(4.9)	2.5
Profit before tax	87.7	45.4	29.3
Income tax	(2.2)	(1.7)	(2.1)
Profit for the year	85.5	43.7	27.2
Basis and diluted earnings per share	$1.74	$0.89	$0.59

(1)	Net claims and claim adjustment expenses represents claims occurring during the year, adjusted either upward or downward based on the prior year’s unfavorable (or favorable) development in claims, as follows:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Claims occurring during the current year	198.1	192.3	157.8
Prior year’s favorable development	(40.4)	(16.1)	(6.1)
Net claims and claim adjustment expenses for current year	157.7	176.2	151.7

See “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development” for a discussion of the claims development in each of these years.

(2)	The breakdown of total investment income, net is as follows:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Net investment income	16.4	16.0	10.0
Plus Share of profit (loss) from associates	0.2	(7.3)	(1.5)
Total investment income	16.6	8.7	8.5
Minus Realized (loss) gain on investments	(0.7)	0.3	1.2
Minus Realized loss on investment properties	(0.1)	—	(0.2)
Minus Unrealized (loss) gain on investments	(2.9)	3.1	(0.2)
Minus Fair value loss on investment properties	(0.6)	(1.3)	(2.0)
Minus Expected credit losses on investments	—	(0.2)	(0.3)
Minus Share of profit (loss) from associates	0.2	(7.3)	(1.5)
Total investment income, net	20.7	14.1	11.5

(3)	The breakdown of other expenses, net is as follows:

	Year Ended December 31
	2022	2021	2020
	(in millions of U.S. Dollars)
Other revenues	2.3	1.9	0.4
Other expenses	(2.8)	(2.7)	(1.9)
Impairments loss on insurance receivables	(3.2)	(5.2)	(2.9)
Other expenses, net	(3.7)	(6.0)	(4.4)

Year ended December 31, 2022 compared to year ended December 31, 2021 (Consolidated)

	Year Ended December 31
	2022	2021
	($) in millions
Gross written premiums	581.8	545.6
Reinsurers’ share of insurance premiums	(186.5)	(163.0)
Net written premiums	395.3	382.6
Net change in unearned premiums	(18.9)	(37.4)
Net premiums earned	376.4	345.2
Net claims and claim adjustment expenses	(157.7)	(176.2)
Net policy acquisitions expenses	(70.2)	(63.2)
Net underwriting results	148.5	105.8
Total investment income, net(1)	20.7	14.1
Realized (loss) gain on investments	(0.7)	0.3
Realized loss on investment properties	(0.1)	—
Unrealized (loss) gain on investments	(2.9)	3.1
Fair value loss on investment properties	(0.6)	(1.3)
Expected credit losses on investments	—	(0.2)
Share of profit (loss) from associates	0.2	(7.3)
General and administrative expenses	(67.5)	(58.9)
Other expenses, net(2)	(3.7)	(6.0)
Change in fair value of derivative financial liability	2.9	0.7
Loss on foreign exchange	(9.1)	(4.9)
Profit before tax	87.7	45.4
Income tax	(2.2)	(1.7)
Profit for the year	85.5	43.7

(1)	The breakdown of total investment income, net is as follows:

	Year Ended December 31
	2022	2021
	($) in millions
Net investment income	16.4	16.0
Plus Share of loss from associates	0.2	(7.3)
Total investment income	16.6	8.7
Minus Realized (loss) gain on investments	(0.7)	0.3
Minus Realized loss on investment properties	(0.1)	—
Minus Unrealized (loss) gain on investments	(2.9)	3.1
Minus Fair value loss on investment properties	(0.6)	(1.3)
Minus Expected credit losses on investments	—	(0.2)
Minus Share of profit (loss) from associates	0.2	(7.3)
Total investment income, net	20.7	14.1

(2)	The breakdown of other expenses, net is as follows:

	Year Ended December 31
	2022	2021
	(in millions of U.S. Dollars)
Other revenues	2.3	1.9
Other expenses	(2.8)	(2.7)
Impairments loss on insurance receivables	(3.2)	(5.2)
Other expenses, net	(3.7)	(6.0)

Gross written premiums

Gross written premiums increased 6.6% from $545.6 million in 2021 to $581.8 million in 2022. This was primarily due to 13.0% growth (or $36.6 million) in the specialty short-tail segment and 29.2% growth (or $7.0 million) in the reinsurance segment, which was partially offset by a 3.1% decrease (or $7.4 million) in the specialty long-tail segment. The increase in gross written premiums was primarily due to new business generation and an increase in overall renewal premium rates by 5.8% on average, which was partially offset by currency exchange rates resulting in devaluation of premiums denominated in Pound Sterling and Euro due to the strengthening of the US Dollar against these currencies.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 14.4% from $163.0 million in 2021 to $186.5 million in 2022. The increase in reinsurers’ share of insurance premiums was due to an $18.2 million increase in facultative reinsurance purchases within the specialty short-tail segment and a $6.3 million increase in non-proportional reinsurance purchase primarily driven by growth in gross written premiums in the short-tail segment.

Net change in unearned premiums

Net change in unearned premiums decreased 49.5% from $37.4 million in 2021 to $18.9 million in 2022. The decrease in net change in unearned premiums of $18.5 million was due to a higher rate of release of earned premiums written in prior years, principally in the long-tail segment, in 2022 compared to 2021.

Net premiums earned

As a result of the foregoing, net premiums earned increased 9.0% from $345.2 million in 2021 to $376.4 million in 2022.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses increased 15.7% from $203.4 million in 2021 to $235.3 million in 2022, whilst reinsurers’ share of claims increased 185.5% from $27.2 million in 2021 to $77.6 million in 2022. As a result, net claims and claim adjustment expenses decreased 10.5% from $176.2 million in 2021 to $157.7 million in 2022. This was primarily due to a favorable development on loss reserves from prior accident years in 2022 compared to 2021 and a favorable foreign currency devaluation impact on net outstanding claims denominated in Pound Sterling and Euro compared to the US Dollar as a result of the strengthening of the U.S. Dollar in 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development.”

IGI’s overall net claims and claim adjustment expenses ratio was 41.9% for the year ended December 31, 2022 compared to 51.0% for the year ended December 31, 2021. This decrease was primarily attributable to a favorable development on loss reserves from prior accident years, which was $40.4 million or 10.7 points for the year ended December 31, 2022, compared to $16.1 million or 4.7 points for the year ended December 31, 2021. The higher favorable development on loss reserves from prior accident years in 2022 compared to 2021 was also attributable to the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro compared to the US Dollar on a year-over-year basis. In addition, the decline in net claims and claim adjustment expenses ratio was attributable to the lower current accident year catastrophe losses (CAT), which was $24.4 million or 6.5 points for the year ended December 31, 2022, compared to $28.9 million or 8.4 points for the year ended December 31, 2021. Excluding the effect of prior years’ development and current accident year CAT losses, the net claims and claim expense ratio was 46.1% in 2022 compared to 47.3% in 2021.

The tables below outline reported incurred losses on catastrophe events in the years ended December 31, 2022 and 2021.

	For the Year Ended December 31, 2022
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
Hurricane Ian	2.2	2.1
Australia Floods	1.8	1.8
Adverse High Wind – Event Cancelation	1.1	0.9
Typhoon Hinnamnor	0.8	0.8
Kuwait Flood	0.8	0.7
Other	5.8	5.1
Provided during the year related to prior accident years	28.3	19.0
Total	40.8	30.5

	For the Year Ended December 31, 2021
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
European Floods	6.8	6.8
South Africa Riots	5.8	4.4
Hurricane Ida	2.5	2.5
Cyclone Shaheen	0.7	0.6
Cyclone Nora	0.5	0.5
Other	3.0	2.2
Provided during the year related to prior accident years	15.9	13.3
Total	35.2	30.3

Net policy acquisition expenses

Net policy acquisition expenses increased 11.1% from $63.2 million in 2021 to $70.2 million in 2022. The increase was primarily due to the increase in net premiums earned in 2022 compared to 2021. The policy acquisition expense ratio for 2021 was 18.3% compared to 18.7% for 2022.

Net underwriting results

As a result of the foregoing, net underwriting results increased from $105.8 million in 2021 to $148.5 million in 2022, an increase of $42.7 million or 40.4%.

Total investment income, net

Total investment income, net increased by 46.8% from $14.1 million in 2021 to $20.7 million in 2022. This was primarily due to a $6.3 million increase in interest income attributable to rising interest rates and growth in our fixed income securities and bank term deposits portfolio.

Realized (loss) gain on investments and Realized loss on investment properties

Realized (loss) gain on investments decreased from a gain $0.3 million in 2021 to a loss $0.7 million in 2022. The realized loss in 2022 included a realized loss of $0.6 million on the disposal of fixed income bonds. The realized gain in 2021 included a realized gain of $0.4 million on the disposal of equity securities, offset by a $0.1 million loss on maturity and call of fixed income bonds.

Realized loss on investment properties increased from nil in 2021 to a loss of $0.1 million in 2022.

Unrealized (loss) gain on investments and Fair value loss on investment properties

Unrealized (loss) gain on investments reflects a net loss of $2.9 million in 2022 compared to a net gain of $3.1 million in 2021. This charge was primarily due to an overall stock market decline which induced the negative fair value movement in our equity portfolio designated as financial assets at fair value through profit and loss in 2022.

Fair value loss on investment properties decreased from a loss of $1.3 million in 2021 to a loss of $0.6 million in 2022. This was primarily due to the loss resulting from a 3.5% negative adjustment in the fair value of commercial buildings in 2022 compared to a 6.6% negative adjustment in 2021 in line with the overall decline experienced in the Jordanian commercial real estate market following the COVID-19 pandemic..

Expected credit losses on investments

Expected credit losses on investments decreased from $0.2 million in 2021 to nil in 2022.

Share of profit (loss) from associates

Share of profit (loss) from associates increased from a loss of $7.3 million in 2021 to a profit of $0.2 million in 2022. This was primarily due to recognizing a $7.0 million decline in the fair value of investment properties owned by the associates in 2021 due to local geopolitical issues coupled with the prevailing hyper inflationary environment in Lebanon. The fair value of investment properties held by our associates increased by a small amount in 2022 compared to 2021, which resulted in the share of profit from associates of $0.2 million.

General and administrative expenses

General and administrative expenses increased by 14.6% from $58.9 million in 2021 to $67.5 million in 2022. This was primarily due to an increase in employee-related costs primarily as a result of increased salary costs due to new hires, an increase in business travel as global COVID-19 travel restrictions were lifted, and investment in technology infrastructure to support the Company’s growth.

Other expenses, net

Other expenses, net decreased by 38.3% from $6.0 million in 2021 to $3.7 million in 2022. This decrease was mainly due to a decrease in the impairment loss on insurance receivables from $5.2 million in 2021 to $3.2 million in 2022.

Change in fair value of derivative financial liability

Change in fair value of derivative financial liability increased by 314.3% from a gain of $0.7 million in 2021 to a gain of $2.9 million in 2022. This increase was due to the decrease in the fair market value of the warrants from $12.9 million as of December 31, 2021 to $10.0 million as of December 31, 2022.

Loss on foreign exchange

Loss on foreign exchange for the year ended December 31, 2022 was $9.1 million compared to a loss of $4.9 million for the year ended December 31, 2021. This was primarily attributable to the weakening of our major transactional currencies, Pound Sterling and Euro, against the U.S. Dollar.

Profit for the year

As a result of the foregoing, the profit after tax for the year increased from $43.7 million in 2021 to $85.5 million in 2022, mainly due to the year-over-year increase in net underwriting results of 40.4% and total investment income, net of 46.8%. This was offset by the increase in general and administrative expenses of 14.6%.

Year ended December 31, 2021 compared to year ended December 31, 2020 (Consolidated)

	Year Ended December 31
	2021	2020
	($) in millions
Gross written premiums	545.6	467.3
Reinsurers’ share of insurance premiums	(163.0)	(128.9)
Net written premiums	382.6	338.4
Net change in unearned premiums	(37.4)	(54.9)
Net premiums earned	345.2	283.5
Net claims and claim adjustment expenses	(176.2)	(151.7)
Net policy acquisitions expenses	(63.2)	(54.4)
Net underwriting results	105.8	77.4
Total investment income, net(1)	14.1	11.5
Realized gain on investments	0.3	1.2
Realized loss on investment properties	—	(0.2)
Unrealized gain (loss) on investments	3.1	(0.2)
Fair value loss on investment properties	(1.3)	(2.0)
Expected credit losses on investments	(0.2)	(0.3)
Share of loss from associates	(7.3)	(1.5)
General and administrative expenses	(58.9)	(46.9)
Other expenses, net(2)	(6.0)	(4.4)
Change in fair value of derivative financial liability	0.7	(4.4)
Listing related expenses	—	(3.4)
(Loss) gain on foreign exchange	(4.9)	2.5
Profit before tax	45.4	29.3
Income tax	(1.7)	(2.1)
Profit for the year	43.7	27.2

(1)	The breakdown of total investment income, net is as follows:

	Year Ended December 31
	2021	2020
	($) in millions
Net investment income	16.0	10.0
Plus Share of loss from associates	(7.3)	(1.5)
Total investment income	8.7	8.5
Minus Realized gain on investments	0.3	1.2
Minus Realized loss on investment properties	—	(0.2)
Minus Unrealized gain (loss) on investments	3.1	(0.2)
Minus Fair value loss on investment properties	(1.3)	(2.0)
Minus Expected credit losses on investments	(0.2)	(0.3)
Minus Share of loss from associates	(7.3)	(1.5)
Total investment income, net	14.1	11.5

(2)	The breakdown of other expenses, net is as follows:
	Year Ended December 31
	2021	2020
	(in millions of U.S. Dollars)
Other revenues	1.9	0.4
Other expenses	(2.7)	(1.9)
Impairments loss on insurance receivables	(5.2)	(2.9)
Other expenses, net	(6.0)	(4.4)

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

Net change in unearned premiums

Net change in unearned premiums decreased 31.9% from $54.9 million in 2020 to $37.4 million in 2021. The decrease in net change in unearned premiums by $17.5 million as compared to the prior year reflects a $21.8 million decrease in the long tail segment partially offset by an increase of $4.3 million in the short tail segment. The decrease in the unearned premiums charge in the long tail segment was primarily driven by the professional lines of business (in particular, the professional indemnity sub-class) and the financial institutions line of business which contributed a majority of the unearned premiums release during the year ended December 31, 2021 in respect of policies incepting in prior years. The decrease was also attributable to the new professional indemnity and director’s and officer’s quota share treaty which incepted in January 2021 and caused higher unearned premiums on outward reinsurance and accordingly reduced the net change in unearned premiums. The increase in net change in unearned premiums in the short tail segment was primarily driven by a higher unearned premiums charge on new policies incepting in the current year coupled with the non-renewal of quota share treaties in the energy, property and engineering lines of business.

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

Realized gain on investments and Realized loss on investment properties

Realized gain on investments decreased from $1.2 million in 2020 to $0.3 million in 2021. The realized gain in 2021 included a realized gain of $0.4 million on the disposal of equity securities, offset by a $0.1 million loss on maturity and call of fixed income bonds. The realized gain in 2020 included a realized gain of $1.6 million on the disposal of equity securities, offset by a $0.4 million loss on maturity and call of fixed income bonds.

Realized loss on investment properties decreased from a loss of $0.2 million in 2020 to Nil in 2021.

Unrealized gain (loss) on investments and Fair value loss on investment properties

Unrealized gain (loss) on investments reflects a net gain of $3.1 million in 2021 compared to a net loss of $0.2 million in 2020. This was primarily due to a mark to market revaluation gain of $3.1 million recorded on financial assets at fair value through profit and loss during 2021 compared to a revaluation loss of $0.2 million recorded on FVTPL investments during 2020. The loss in 2020 was induced by the market dislocation caused globally due to the COVID 19 outbreak.

Fair value loss on investment properties decreased from a loss of $2.0 million in 2020 to a loss of $1.3 million in 2021. This was primarily due to the loss booked from a 7% negative adjustment in the fair value of commercial buildings in 2021 compared to a 10% negative adjustment in 2020 in line with the overall correction seen in the Jordan commercial real estate market post-pandemic.

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

Other expenses, net

Other expenses, net increased by 36.4% from $4.4 million in 2020 to $6.0 million in 2021. This increase was mainly due to booking an impairment loss on insurance receivables of $5.2 million in 2021 compared to the impairment loss on insurance receivables of $2.9 million in 2020. The increase in other expenses, net was also due to the increase in other expenses of $0.8 million, which was offset by the increase in other revenues of $1.5 million.

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

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the years indicated:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Gross written premiums	232.2	239.6	210.5
Reinsurers’ share of insurance premiums	(64.1)	(61.8)	(37.2)
Net written premiums	168.1	177.8	173.3
Net change in unearned premiums	(0.7)	(10.2)	(31.9)
Net premiums earned	167.4	167.6	141.4
Net claims and claim adjustment expenses	(50.6)	(86.2)	(88.8)
Net policy acquisitions expenses	(33.1)	(30.5)	(27.1)
Net underwriting results	83.7	50.9	25.5

Claims & claim expense ratio	30.2%	51.4%	62.8%
Policy acquisition expenses ratio	19.8%	18.2%	19.2%

Gross written premiums

Gross written premiums in the specialty long-tail segment decreased 3.1% from $239.6 million in 2021 to $232.2 million in 2022. The decrease was primarily due to a decrease in renewal business in the financial institutions line of business and lower positive rate movement in that line of business, which was partially offset by a marginal increase in the professional lines of business due to a positive rate movement of 9.4% in renewed business, which in turn was largely offset by the increased currency devaluation impact on Pound Sterling-denominated premiums in 2022 compared to 2021.

Gross written premiums in the specialty long-tail segment increased 13.8% from $210.5 million in 2020 to $239.6 million in 2021. Gross written premiums increased in the professional lines and inherent defects insurance lines of business, but decreased slightly in the financial institutions and marine liability lines of business. The increase in the professional lines of business was primarily due to the positive rate movement in renewed business of approximately 27.1%. Within the professional lines of business, the professional indemnity and director’s and officer’s insurance product lines experienced growth of $21.6 million (19.0%), and $4.9 million (23.7%), respectively, in the year ended December 31, 2021 compared to the year ended December 31, 2020. The financial institutions line of business also experienced positive rate movement of 15.2% on renewed business during the year ended December 31, 2021, but the renewed business decreased by $2.0 million.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased from $61.8 million in 2021 to $64.1 million in 2022. The increase was primarily due to an increase in non-proportional reinstatement premium cost incurred in the financial institutions line of business relating to the attributable non proportional reinsurance recoveries in that line of business.

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased from $37.2 million in 2020 to $61.8 million in 2021. The increase was primarily due to an increase of 88.9% in quota share (“QS”) premiums in the year ended December 31, 2021 primarily due to the introduction of a new professional indemnity and director’s and officer’s quota share treaty (with a 20.0% cession in each subclass) in the first quarter of 2021 under the professional lines of business in our long-tail segment. In addition, the quota share cession for one of the big facilities within the professional indemnity subclass increased from 50.0% to 60.0% starting in August 2020, effecting the full year of 2021 compared to only five months in 2020. The remaining increase in the quota share premiums within the professional lines of business was a result of premium growth within the after the event (ATE) sub-class of legal expenses which had a 50.0% quota share cession.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment decreased by 93.1% from $10.2 million in 2021 to $0.7 million in 2022. The decrease in the unearned premiums charge within the long tail segment was primarily driven by an increase in the release of earned premiums written in prior years in 2022 compared to 2021.

Net change in unearned premiums in the specialty long-tail segment decreased by 68.0% from $31.9 million in 2020 to $10.2 million in 2021. The decrease in the unearned premiums charge within the long tail segment was primarily driven by the professional lines of business (particularly the professional indemnity sub-class) and the financial institutions line of business, which contributed to a majority of the unearned premiums release during 2021 in respect of policies incepting in prior years. The decrease in the unearned premiums charge was also attributable to the new professional indemnity and director’s and officer’s quota share treaty which incepted in January 2021 and caused higher unearned premiums on outward reinsurance and accordingly reduced the net change in unearned premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty long-tail segment decreased 0.1% from $167.6 million in 2021 to $167.4 million in 2022, and net premiums earned in the specialty long-tail segment increased 18.5% from $141.4 million in 2020 to $167.6 million in 2021.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty long-tail segment decreased by 41.3% from $86.2 million in 2021 to $50.6 million in 2022. This was primarily due to higher favorable development of net loss reserves from prior accident years, which were also positively affected by the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro in 2022.

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

Policy acquisition expenses

Policy acquisition expenses in the specialty long-tail segment increased by 8.5% from $30.5 million in 2021 to $33.1 million in 2022. The policy acquisition expense ratio for 2022 was 19.8% compared to 18.2% for 2021.

Policy acquisition expenses in the specialty long-tail segment increased by 12.5% from $27.1 million in 2020 to $30.5 million in 2021. The policy acquisition expense ratio for 2021 was 18.2% compared to 19.2% for 2020.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the years indicated:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Gross written premiums	318.6	282.0	237.5
Reinsurers’ share of insurance premiums	(122.4)	(101.2)	(91.7)
Net written premiums	196.2	180.8	145.8
Change in unearned premiums	(17.5)	(26.9)	(22.6)
Net premiums earned	178.7	153.9	123.2
Net claims and claim adjustment expenses	(90.0)	(72.6)	(56.6)
Net policy acquisitions expenses	(31.5)	(28.8)	(24.2)
Net underwriting results	57.2	52.5	42.4

Claims & claim expense ratio	50.4%	47.2%	45.9%
Policy acquisition expenses ratio	17.6%	18.7%	19.6%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 13.0% from $282.0 million in 2021 to $318.6 million in 2022. The increase in gross written premiums was in all lines of business, other than in ports and terminals, primarily due to new business generated across all lines of business, as well as rate increases on existing business of 5.2%.

Gross written premiums in the specialty short-tail segment increased by 18.7% from $237.5 million in 2020 to $282.0 million in 2021. The increase in gross written premiums was in all lines of business, other than in general aviation, primarily due to new business generated across all lines of business, as well as rate increases on existing business of 7.3%.

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment increased by 20.9% from $101.2 million in 2021 to $122.4 million in 2022. This increase was primarily due to an increase in facultative reinsurance purchases under the property line of business and an increase in non-proportional reinsurance purchases under the property and engineering lines of business,

Reinsurance premiums ceded in the specialty short-tail segment increased by 10.4% from $91.7 million in 2020 to $101.2 million in 2021. This increase was primarily due to an increase in facultative and non-proportional reinsurance purchases due to an overall increase in gross written premiums in nearly all the business lines in the short-tail segment.

Net change in unearned premiums

Net change in unearned premiums decreased from a change of $26.9 million in 2021 to a change of $17.5 million in 2022. The decrease was due to a higher release of earned premiums written in prior years in 2022 compared to 2021.

Net change in unearned premiums increased from a change of $22.6 million in 2020 to a change of $26.9 million in 2021. The increase was due to a higher unearned premium charge on new policies incepting in the current year coupled with the non-renewal of quota share treaties in the energy, property and engineering lines of business.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 16.1% from $153.9 million in 2021 to $178.7 million in 2022.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 24.9% from $123.2 million in 2020 to $153.9 million in 2021.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 24.0% from $72.6 million in 2021 to $90.0 million in 2022. This was primarily due to an increase in current accident year losses, primarily relating to the energy and property lines of business. This was partially offset by net favorable development of net loss reserves from prior accident years for all lines of business in the short-tail segment (with the exception of engineering and political violence policies), which were positively affected by the currency devaluation impact on loss reserves denominated in Euro.

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 28% from $56.6 million in 2020 to $72.6 million in 2021. This was primarily due to higher incurred losses recorded under our ports & terminals, property and energy lines of business.

Short-tail segment net claims and claims expense ratio increased by 3.2 percentage points to 50.4% for the year ended December 31, 2022 as compared to 47.2% during the year ended December 31, 2021.

Short-tail segment net claims and claims expense ratio increased by 1.2 percentage points to 47.2% for the year ended December 31, 2021 as compared to 45.9% during the year ended December 31, 2020.

Policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment increased by 9.4% from $28.8 million in 2021 to $31.5 million in 2022. The increase was primarily due to the increase in net premiums earned in 2022 compared to 2021. The policy acquisition expense ratio for 2022 was 17.6% compared to 18.7% in 2021.

Policy acquisition expenses in the specialty short-tail segment increased by 19.0% from $24.2 million in 2020 to $28.8 million in 2021. The policy acquisition expense ratio for 2021 was 18.7% compared to 19.6% in 2020.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the years indicated:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Gross written premiums	31.0	24.0	19.3
Reinsurers’ share of insurance premiums	—	—	—
Net written premiums	31.0	24.0	19.3
Change in unearned premiums	(0.7)	(0.3)	(0.4)
Net premiums earned	30.3	23.7	18.9
Net claims and claim adjustment expenses	(17.1)	(17.4)	(6.3)
Net policy acquisitions expenses	(5.6)	(3.9)	(3.1)
Net underwriting results	7.6	2.4	9.5

Claims & claim expense ratio	56.4%	73.4%	33.3%
Policy acquisition expenses ratio	18.5%	16.5%	16.4%

Gross written premiums

Gross written premiums in the reinsurance segment increased 29.2% from $24.0 million in 2021 to $31.0 million in 2022, primarily due to growth in new and renewal premiums and favorable net rate movement of 5.4%.

Gross written premiums in the reinsurance segment increased 24.4% from $19.3 million in 2020 to $24.0 million in 2021.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from $0.3 million in 2021 to $0.7 million in 2022.

Net change in unearned premiums in the reinsurance segment decreased from $0.4 million in 2020 to $0.3 million in 2021.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 27.8% from $23.7 million in 2021 to $30.3 million in 2022.

As a result of the foregoing, net premiums earned in the reinsurance segment increased 25.4% from $18.9 million in 2020 to $23.7 million in 2021.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment decreased 1.7% from $17.4 million in 2021 to $17.1 million in 2022.

Net claims and claim adjustment expenses in the reinsurance segment increased 176.2% from $6.3 million in 2020 to $17.4 million in 2021. This was primarily due to building up $8.4 million of reserves for the 2021 floods in Europe.

Net claims and claims expense ratios for the reinsurance segment for the three years ended December 31, 2022, 2021 and 2020 were as follows:

●	56.4% in 2022

●	73.4% in 2021

●	33.3% in 2020

The decrease in net claims and claims expense ratio in 2022 was primarily attributable to higher growth in net premiums earned relative to the increase in net claims and claim adjustment expenses, compared to 2021.

Policy acquisition expenses

Policy acquisition expenses in the reinsurance segment increased by 43.6% from $3.9 million in 2021 to $5.6 million in 2022. The policy acquisition expense ratio for 2022 was 18.5% compared to 16.5% for 2021.

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

We have not historically incurred debt. As of December 31, 2022, we had $2.9 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements. As of December 31, 2021, we had $6.6 million of such letters of credit. In addition, as of December 31, 2022 and 2021, we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.

In 2021, we signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an aggregate amount of $1.25 million in five installments over five years to support cancer research projects. As of December 31, 2022, we have paid $500,000 and the remaining three instalments totaling $750,000 will be made equally between 2023 and 2025.

We have historically paid regular dividends to our shareholders. In August 2020, we declared a dividend of $0.09 per share. In March 2021, we declared a dividend of $0.17 per share, and in August 2021 we declared a dividend of $0.16 per share. In March 2022, we declared a dividend of $0.19 per share, and in May, August and November 2022, we declared dividends of $0.01 per share, respectively.

Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the BMA and by the FCA and the PRA in the United Kingdom. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.

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

Cash flows

IGI has three main sources of cash flows: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Year Ended December 31
	2022	2021	2020
	($) in millions
Net cash flows (used in) from operating activities after tax	$(85.4)	129.8	(90.5)
Net cash flows used in investing activities	(1.2)	(2.5)	(1.9)
Net cash flows (used in) from financing activities	(14.2)	(16.9)	35.7
Change in cash and cash equivalents	(100.8)	110.4	(56.7)
Effect of foreign currency rate changes on cash and cash equivalents	(3.4)	(1.7)	(2.2)
Net change in cash and cash equivalents	(104.2)	108.7	(58.9)

Net cash flows (used in) from operating activities

Net cash flows from operating activities decreased by $215.2 million from net cash inflow of $129.8 million in the year ended December 31, 2021 compared to net cash outflow of $85.4 million in the year ended December 31, 2022. Net cash outflow in the year ended December 31, 2022 consisted of $159.4 million generated from operations, reduced by $244.8 million of deployment in investments, net of sale proceeds including term deposits. Net cash inflow in the year ended December 31, 2021 consisted of $179.1 million generated from operations, reduced by the $49.3 million deployment in investments, net of sale proceeds including term deposits.

Net cash flows from operating activities increased by $220.3 million from net cash outflow of $90.5 million in the year ended December 31, 2020 compared to net cash inflow of $129.8 million in the year ended December 31, 2021. Net cash inflow in the year ended December 31, 2021 consisted of $179.1 million generated from operations, reduced by the $49.3 million deployment in investments, net of sale proceeds including term deposits. Net cash outflow in the year ended December 31, 2020 consisted of $124.1 million generated from operations, significantly reduced by the $214.6 million deployment in investments, net of sale proceeds including term deposits.

Net cash flows used in investing activities

Net cash flows used in investing activities decreased from $2.5 million in the year ended December 31, 2021 to $1.2 million in the year ended December 31, 2022. This was primarily due to lower level of additions of office premises and intangible assets.

Net cash flows used in investing activities increased from $1.9 million in the year ended December 31, 2020 to $2.5 million in the year ended December 31, 2021. This was primarily due to the addition of office premises and the purchase of intangible assets.

Net cash flows (used in) from financing activities

Net cash flows used in financing activities decreased by $2.7 million from a net cash outflow of $16.9 million in the year ended December 31, 2021 to a net cash outflow of $14.2 million in the year ended December 31, 2022. The cash outflow from financing activities in the year ended December 31, 2022 primarily represented a dividend payment of $10.8 million and purchase of treasury shares of $2.4 million.

Net cash flows from financing activities decreased by $52.6 million from a net cash inflow of $35.7 million in the year ended December 31, 2020 to a net cash outflow of $16.9 million in the year ended December 31, 2021. The cash outflow from financing activities in the year ended December 31, 2021 primarily represented a dividend payment of $16.1 million.

Ratings

In November 2021, A.M. Best Company (“A.M. Best”) reaffirmed our rating with an “A” (Excellent)/Stable. This rating reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. In November 2022, A.M. Best reaffirmed our rating with an “A” (Excellent)/Stable.

In April 2022, S&P Global Ratings (“S&P”) reaffirmed our financial strength with an “A-”/Stable.

Capital Requirements

We are subject to regulatory and internal management capital requirements.

BMA requirements

IGI Bermuda is regulated by the BMA and as such is subject to the BMA’s capital requirements. For purposes of IGI Bermuda’s capital requirements, the BMA considers the combination of risk bearing entities that consolidate into IGI Bermuda in addition to treating other companies in the IGI group as “investments in affiliates” and so assesses the capital and solvency of the group as a whole. IGI Bermuda holds sufficient capital adequacy and solvency margins as mandated by the statutory capital requirements of the BMA.

IGI Bermuda holds a class 3B insurance license which is given to large commercial insurers with net written premiums exceeding $50 million. IGI Bermuda generated net written premiums of $389.5 million, $382.6 million and $338.4 million in 2022, 2021 and 2020, respectively.

The Insurance Act provides that the statutory assets of a general business insurer must exceed its statutory liabilities by an amount greater than the prescribed MSM which varies with the type of registration of the insurer under the Insurance Act.

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

As such, the MSM required of IGI was $57.8 million, $58.3 million and $49.9 million, in each of 2022, 2021 and 2020, respectively.

The BMA also requires Class 3B insurers to maintain an additional amount of statutory capital and surplus equal to, or exceeding, the ECR, which is established by reference to either the BSCR or an approved internal capital model. The BSCR is calculated based on models provided by the BMA. The ECR required of IGI Bermuda was $231.0 million, $233.4 million and $199.7 million in each of 2022, 2021 and 2020, respectively.

The BMA also established a TCL above the ECR which insurers are expected to hold at least in total equivalent to 120% of the ECR (“the Target Capital”). The TCL required of IGI Bermuda was $277.2 million, $280.1 million and $239.6 million in each of 2022, 2021 and 2020, respectively.

IGI Bermuda’s audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements by 179%, 162% and 180% in 2022, 2021 and 2020, respectively:

	Year Ended December 31
	2022*	2021**	2020
	($) in millions
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	57.8	58.3	49.9
Enhanced Capital Requirement (ECR)	231.0	233.4	199.7
Target Capital Level (TCL)	277.2	280.1	239.6

IGI Bermuda’s statutory capital and surplus	413.8	377.5	359.2
Bermuda Solvency Capital Requirement Ratio	179	162	180
Headroom over TCL	136.6	96.4	119.6

*	The 2022 figures are based on IGI Bermuda’s draft statutory financial return.
**	The 2021 figures have been updated based on IGI Bermuda’s final statutory financial return.

PRA requirements

IGI UK is subject to regulation by the UK FCA and the UK PRA. The Solvency Capital Requirement (“SCR”) for IGI UK is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

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

Specifically, the assessment confirms that the Standard Formula:

●	captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

●	is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

●	has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

●	is applied with an adjustment for the risk absorbing effect of technical provisions and deferred taxes.

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 57% and 51% in 2021 and 2020, respectively. IGI UK’s financial statements for the year ended December 31, 2022 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 52%.

MFSA requirements

Following its acquisition in June 2021, IGI Europe is subject to regulation by the MFSA. The Solvency Capital Requirement (SCR) for IGI Europe is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

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

Specifically, the assessment confirms that the Standard Formula:

●	captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;

●	is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;

●	has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and

●	is applied with adjustment for the risk absorbing effect of technical provisions and deferred taxes.

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

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s financial statements for the years ended December 31, 2022 and 2021 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded the MFSA’s requirements by 108% and 140% for the years ended December 31, 2022 and 2021, respectively.

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

C. Research and Development, Patents and Licenses, etc.

We had no significant research and development policies or activities for the years ended December 31, 2022, 2021 and 2020. We do not have any patents or licenses that are material for conducting our business, except as described in this annual report.

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

Investments

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy has historically been established by our investment team and has historically been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

In 2022, we managed most of our investment portfolio in-house, with the exception of approximately $18.2 million which was managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee established by our management and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2022 and December 31, 2021 was as follows:

	Fair Value
Asset Description	December 31, 2022	December 31, 2021

Fixed income securities	491.1	420.9
Fixed and call deposits	366.9	305.9
Cash at banks and held with investments managers	68.1	116.2
Equities	31.4	34.9
Real estate	21.1	22.0
Alternative funds	12.2	14.4
Total	990.8	914.3

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2022:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	4.6	—	4.6
AA	45.5	—	45.5
A	289.5	—	289.5
BBB	147.0	—	147.0
BB	0.2	—	0.2
Not Rated	2.3	2.0	4.3
Total	489.1	2.0	491.1

The following table summarizes our investment results as of December 31, 2022, 2021 and 2020:

	Year Ended December 31
	2022	2021	2020
	($) in millions, unless otherwise specified
Average investments(1)	931.2	855.9	707.5
Average investments and cash portfolio excluding cash and bank balances(2)	803.5	690.3	571.7
Total investment income(3)	16.6	8.7	8.5
Percent earned on average investments(4)	1.8%	1.0%	1.2%
Minus Realized (loss) gain on investments(5)	(0.7)	0.3	1.2
Minus Realized loss on investment properties	(0.1)	—	(0.2)
Minus Unrealized (loss) gain on investments(6)	(2.9)	3.1	(0.2)
Minus Fair value loss on investment properties	(0.6)	(1.3)	(2.0)
Minus Expected credit losses on investments(7)	—	(0.2)	(0.3)
Minus Share of profit (loss) from associates	0.2	(7.3)	(1.5)
Total investment income, net(8)(10)	20.7	14.1	11.5
Investment yield (a)(9)	2.2%	1.6%	1.6%
Investment yield (b)(10)	2.6%	2.0%	2.0%

(1)	Includes investments, investment properties, investments in associates, cash and bank balances and term deposits. The comparative data for the years ended December 31, 2021 and 2020, which was calculated based on average cost, have been adjusted to conform to the current presentation.
(2)	Includes investments, investment properties, investments in associates and term deposits. The comparative data for the years ended December 31, 2021 and 2020, which was calculated based on average cost, have been adjusted to conform to the current presentation.
(3)	Total investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized gain (loss) on investment properties, fair value gain (loss) on investment properties, expected credit loss on investments, share of profit (loss) from associates, investment custodian fees and other investment expenses.
(4)	Reflects total investment income divided by average investments.
(5)	Net realized gain and loss on investments is comprised of realized gain and loss on the sale of bonds at fair value through other comprehensive income, plus fair value changes of financial assets at fair value through profit and loss.
(6)	Unrealized gain (loss) on investments includes unrealized loss on revaluation of financial assets at fair value through profit and loss.
(7)	Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.
(8)	Represents net investment income and share of profit (loss) from associates, net of (a) net realized gain (loss) on investments, (b) realized gain (loss) on investment properties, (c) unrealized gain (loss) on investments, (d) fair value gain (loss) on investment properties, (e) expected credit losses on investments, and (f) share of profit (loss) from associates.
(9)	Represents total investment income, net divided by average investments.
(10)	Represents total investment income, net divided by average investments and cash portfolio excluding cash and bank balances.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31
	2022	2021	2020
	%
Barclays US Aggregate Bond Index	2.7	2.4	2.8
S&P 500® Index (dividend return)	1.7	1.3	1.5

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2022 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2022
	Cost	Carrying Value
	($) in millions
2023	38.0	36.7
2024	97.1	93.4
2025	130.6	122.1
2026	115.0	103.1
2027	48.5	43.7
2028	33.2	28.4
2029	24.2	20.5
2030	6.1	5.1
2031	10.9	8.9
2032	2.0	1.6
2033	0.1	0.1
After 2033	37.2	27.5
Total	542.9	491.1

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

●	We purchase property, onshore energy and engineering reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2022. Our per risk reinsurance covers losses from an entry point of $10.0 million up to $50.0 million PML. PML error is purchased beyond this limit for a further $22.5 million. Our catastrophe reinsurance purchase is $77.5 million with a reinstatable limit above an entry point of $12.5 million.

●	We purchase offshore energy reinsurance to reduce our exposure to large losses. As of July 1, 2022, our maximum platform exposure was $75.0 million. Our offshore reinsurance protection has an entry point of $10.0 million and provides coverage up to a further $87.5 million covering an element of “clash coverage” for a moveable risk relating to a fixed platform. The maximum “moveable risks” coverage is $25.0 million.

●	Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses. A significant treaty is in effect as of January 1, 2022 providing us with two layers of protection. The 1st layer provides coverage for losses in excess of $2.5 million and is 35% placed, and the 2nd layer provides coverage for losses in excess of $5.0 million and is 80% placed. In addition, we place further reinsurance of 20% on a Quota Share basis for London office written personal injury policies and London/Bermuda office issued director and officer policies.

●	Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

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

Reinsurance Recoverables

At December 31, 2022, approximately 85.3% of IGI’s reinsurance recoverables on unpaid losses (not including ceded unearned premiums) of $188.9 million were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 6.8% of total shareholders’ equity available to IGI at December 31, 2022.

The following table shows our top 5 reinsurers as of December 31, 2022, their credit rating as of December 31, 2022, and the reinsurance recoverable from such reinsurers as of both December 31, 2022 and December 31, 2021 (dollars in millions):

Reinsurer	Rating	Reinsurance Recoverable at December 31, 2022	Reinsurance Recoverable at December 31, 2021
Hannover Re. – Germany	A+	$29.1	$40.3
Eurasia Insurance Company – Kazakhstan	B++	$23.4	$2.2
Transatlantic Reinsurance Company – UK	A+	$12.5	$8.2
Swiss Re. – Switzerland	A+	$9.9	$3.4
Houston Specialty Insurance Company - USA	A-	$9.8	$1.3
Total		$84.7	$55.4

Reserves

To recognize liabilities for outstanding claims, both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net claims and claim adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

●	At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.

●	It may not be clear whether the circumstances of a loss are covered.

●	If a legal decision is required to resolve coverage this may take many years.

●	The actions the insured takes to remediate the loss may affect the eventual loss amount (favorably or unfavorably).

●	For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.

●	The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken many not be known for some time and may be subject to change.

●	It may be many years before the occurrence of a loss becomes known.

●	Where claims take a long time to settle new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.

When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:

●	losses Incurred But Not Reported to the insurer (“pure IBNR”);

●	potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and

●	the estimated expenses of settling claims, including both:

●	Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and

●	Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function).

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

The Reserving Committee

The reserving committee is responsible to the board of directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. The committee includes members of senior management who represent the underwriting, claims, outward reinsurance, actuarial and finance departments. The committee meets quarterly and agrees the carried reserve for each product line. Key inputs to the committee include but are not limited to the quarterly actuarial reserve review, presented by the Group Chief Actuary, and discussions with the heads of claims, reinsurance and underwriting. The committee also considers findings of external actuarial reviews.

External (independent) Actuarial Review

Independent reviews of IGI’s reserves have been undertaken by a third party actuarial consultancy since 2009. At present these reviews are undertaken every twelve months.

We undertake statutory submissions to the BMA and the National Association of Insurance Commissioners. Actuarial opinions are required to support the annual return. These opinions and the actuarial reviews of reserves supporting these opinions are undertaken by an independent, ‘big four’ actuarial consultant.

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

Actuarial Methodologies

The main methodologies used to project claims to ultimate include resolution but are not limited to:

Chain Ladder Method: Using a development triangle1 of cumulative claims amounts, a set of incremental development factors are calculated. The development factor is equal to the ratio of the cumulative claims at each development period to that at the previous development period. These development factors are then applied to the most recent data point in the triangle to project the current claims to ultimate resolution.

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

Each year the IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components:

●	Small Losses (individual losses below a specified threshold);

●	Large Risk Losses (risk losses greater than a specified threshold);

●	Modelled Catastrophe Losses (losses arising from perils in countries modelled by our natural catastrophe modelling software, currently Verisk); and

●	Non-Modelled Losses.

[1]	Development triangle means values (in this case, cumulative paid or case reported claims) organized by year of origin (typically the applicable accident year) and development period (typically the number of quarters since the commencement of the original period).

The modelling process first considers the IELRs gross of outward reinsurance and then derives the anticipated outward reinsurance recoveries resulting from the gross assumptions. The reinsurance program is modelled within a capital modelling package (currently Aon’s Tyche).

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

The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2020 to 2022 and demonstrates the reserve surplus and deficiencies recognized over this year.

IGI Booked Reserves

	Year Ended December 31
($) in millions	2022	2021	2020
Net outstanding claims at beginning of year	$393.6	$304.8	$236.8
Net provision for claims and claims expenses:
Claims occurring during the current year	198.2	192.3	157.8
Provided during the year related to prior accident years	(40.4)	(16.1)	(6.1)
Total	$551.4	$481.0	$388.5
Net payments for claims
Current year	14.9	16.1	13.1
Prior year	90.7	71.2	70.7
Total	$105.6	$87.3	$83.8
Gross Case Reserves, IBNR and ULAE	634.6	575.9	492.3
Ceded Case Reserves, IBNR & ULAE	(188.9)	(182.3)	(187.5)
Provided during the year related to prior Net outstanding claims	$445.7	$393.6	$304.8

The following table sets out our claims reserving provisions including ULAE as of December 31, 2021 and as of December 31, 2022:

Change in Case Reserves, IBNR and ULAE

($) in millions	As of December 2022	As of December 2021	Difference
Gross Reported Case Reserve	$308.6	$306.9	$(1.7)
Reinsurance Reported Case Reserve	$102.0	$120.3	$18.3
Net Reported Case Reserve	$206.6	$186.6	$(20.0)
Net IBNR Reserves & ULAE	$239.1	$207.0	$(32.1)
Net outstanding claims	$445.7	$393.6	$(52.1)

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

During the year ended December 31, 2022, net ultimate losses for accident year 2021 and prior years decreased by $40.4 million. This decrease reflected an increase of incurred claims of $57.1 million and a reduction in IBNR of $97.5 million. The decrease was driven by the currency translation effect resulting from the devaluation of mainly Pound Sterling against the US Dollar and favorable movement across all business lines (with the exception of the engineering, marine, political violence, reinsurance, and upstream energy). Ultimate claims for engineering increased by $4.3 million, resulting primarily from the deterioration of one large claim with respect to the 2021 accident year. Estimates for the ultimate claims increased for marine in the amount of $2.5 million principally driven by two claims in the 2021 and 2020 accident years. Ultimate claims for political violence increased by $1.1 million driven by the deterioration of one event in the 2021 accident year. Estimates for upstream energy and reinsurance increased by $1.3 million and $1.1 million, respectively, related to greater than expected claims development for the 2021 accident year.

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

The table below indicates that during each of the years ended December 31, 2022, 2021 and 2020, IGI has recorded reserving releases (item (C)).

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

As of December 31, 2022, 2021 and 2020, IGI had $239.1 million, $207.0 million and $152.8 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE

	Year Ended December 31
($) in millions	2022	2021	2020
Carrying balance of IBNR Reserves in Balance Sheet beginning balance (A)	$207.0	$152.8	$107.3
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(57.1)	(66.7)	(41.7)
IBNR Reserves strengthening/release pertaining to prior years (C)	(40.4)	(16.1)	(6.1)
IBNR Reserves added for new accident year (D)	129.6	137.0	93.3
Net charge to P/L (B+C+D) = (F)	$32.1	$54.2	$45.5
Carrying balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$239.1	$207.0	$152.8

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	71.6	71.6	71.7	73.1	148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3	107.1	105.6		180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6	65.5	66.4			189.5
2015	92.9	87.0	79.8	75.3	73.1	72.6	71.9	72.4				155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.8					157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8						146.7
2018	94.3	105.0	108.5	113.0	103.1							183.3
2019	124.4	115.7	100.1	107.0								215.5
2020	157.8	155.6	145.9									283.5
2021	192.3	162.9										345.2
2022	198.2											376.4

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

Our calculation of reserves for net claims and claim adjustment expenses includes assumptions about future payments for settlement of claims and claims-handling expenses. To the extent inflation causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in earnings. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled.

In addition to general price inflation, we are exposed to a persistent long-term upwards trend in the cost of judicial awards for damages. We take this into account in our pricing and reserving of our professional lines of business. We also take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. If inflation, interest rates and bond yields increase, this would result in a decrease in the market value of certain of our fixed interest investments. See “Risk Factors — Risks Relating to Our Business and Operations — Our results of operations, liabilities and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.”

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

Classification of investments

We classify all our financial assets based on the business model for managing the assets and the asset’s contractual terms. The categories include (a) amortized cost, (b) FVOCI and (c) FVTPL.

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

Total carrying amount of insurance contract liabilities as at period ended December 31, 2022 was $634,6 million (2021: $575.9 million). As at December 31, 2022, gross incurred but not reported claims (IBNR) amounted to $326.0 million (2021: $269.0 million) out of the total insurance contract liabilities.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Wasef Salim Jabsheh	80	Chairman of the Board and Chief Executive Officer
Walid Wasef Jabsheh	46	President and Director
David Anthony	68	Director
Michael T. Gray	62	Director
David King	77	Director
Wanda Mwaura	50	Director
Andrew J. Poole	42	Director
Hatem Wasef Jabsheh	43	Chief Operating Officer
Pervez Rizvi	61	Chief Financial Officer
Andreas Loucaides	70	Chief Executive Officer, IGI UK

The business address of Wasef Salim Jabsheh, Hatem Wasef Jabsheh and Pervez Rizvi is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan. The business address of Walid Wasef Jabsheh, David Anthony, David King and Andreas Loucaides is 15-18 Lime Street, London, EC3M 7AN, United Kingdom. The business address of Michael T. Gray and Andrew J. Poole is 3601 N Interstate 10 Service Rd W, Metairie, LA, 70002, United States. The business address of Wanda Mwaura is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Biographical information concerning our directors and executive officers listed above is set forth below.

Wasef Jabsheh serves as our Chairman of the Board and Chief Executive Officer, positions he has held since March 17, 2020. Wasef Jabsheh founded IGI in 2001 and served as the Chief Executive Officer and Vice Chairman of IGI Dubai from 2011 until March 17, 2020. Wasef Jabsheh has specialized in marine and energy insurance for more than 50 years in various prominent roles with the Kuwait Insurance Co and with ADNIC (the Abu Dhabi National Insurance Company) from the mid-1970s to the late 1980s. In 1989, Mr. Jabsheh established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the board of directors of HCC Insurance Holdings Inc. from 1994 until 1997.

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

David Anthony has served as a Director since March 17, 2020. Mr. Anthony served as a Non-Executive director on the board of IGI Dubai from July 2018 through March 2020. Since June 2018, Mr. Anthony has been an independent insurance consultant. From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was an active lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citi Bank N.A. London from June 1987 to April 1992, and Senior Insurance Analyst at Moody’s Investors Service, New York from April 1992 to March 1994. Mr. Anthony has more than 30 years of experience in the insurance and reinsurance industry, which has included senior, insurance-related positions at ratings agencies and with international banks. Throughout his career he has worked extensively in Europe, the Middle East, North Africa and the United States. Mr. Anthony holds a Master of Science degree in Economic History from the University of London.

Michael T. Gray has served as a Director since March 17, 2020. Mr. Gray has over 30 years of leadership experience in the insurance industry. He served on the board of Delwinds Insurance Acquisition Corp., a company formed for the purpose of effecting a business combination, which went public in December 2020 and closed its initial business combination with FOXO Technologies Inc. in September 2022. He served as the Executive Chairman and Chief Executive Officer of Tiberius from its inception until the closing of the business combination between IGI and Tiberius in March 2020. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has served as Chairman of the board of the Louisiana Insurance Guaranty Association since 2008 (director since 1995), director of the American Property Casualty Insurance Association (APCI) since 2019 (and was director of the predecessor organizations American Insurance Association since 2011 and Property Casualty Insurers Association of America since 2010), director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including surplus lines insurance and title insurance, casualty and surety insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Mr. Gray graduated from the Harvard Business School “Presidents Program in Leadership” in 2020.

David King has served as a Director since March 17, 2020. Mr. King served as a Non-Executive Director on the board of our wholly-owned subsidiary, International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre (“IGI Dubai”), from November 2012 through 2020. He also served as Non-Executive Chairman and a member of the audit committee of International General Insurance Company (UK) Limited, our wholly-owned subsidiary, until March 17, 2022. He also serves as non-executive chairman of Forex Capital Markets Limited, where he has been a Non-Executive Director since August 2014 and is a member of its audit committee and nomination and remuneration committee. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting Chief Executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Wanda Mwaura has served as a Director since March 17, 2020. Ms. Mwaura has more than 27 years of financial services, reinsurance, and accounting and advisory experience. She began providing auditing and advisory services at Ernst & Young Ltd. in 1996, specializing in financial services with a focus in reinsurance. Ms. Mwaura was at Ernst & Young Ltd. from 1996 through 2013, including serving as a partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a director and consulting services provider to various entities in Bermuda. Ms. Mwaura is the Executive Director of the Bermuda Public Accountability Board. In July 2022, she was also appointed non-executive director and a member of the audit committee of the board of directors of a London Stock Exchange listed entity, Gulf Keystone Petroleum Ltd. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University, is a certified public accountant (CPA) and is a member of CPA Bermuda.

Andrew J. Poole has served as a Director since March 17, 2020. Mr. Poole has over 18 years of diversified investment experience. He served as Chief Executive Officer and Chairman of Delwinds Insurance Acquisition Corp., a blank check company which went public in December 2020 and consummated its initial business combination with FOXO Technologies Inc. in September 2022. He joined the board of FOXO Technologies Inc. in September 2022 and serves on its audit, compensation and nominating committees. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 and which consummated its initial business combination with IGI in March 2020. Concurrently, from 2015 through December 2022, Mr. Poole was an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the Board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to United Insurance Holdings Corporation (Nasdaq: UIHC). Mr. Poole is a graduate of The George Washington University.

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

Pervez Rizvi has served as our Chief Financial Officer since March 17, 2020. Mr. Rizvi has served as the Group Chief Financial Officer of IGI Dubai since 2015. He has over 37 years of experience out of which 34 years are in the insurance and banking sectors. He obtained a Bachelor of Commerce in Accounts and Management followed by a CA (India) and a CPA (USA). Mr. Rizvi is a member of the Institute of Chartered Accountants of India. Mr. Rizvi began his insurance career with the Life Insurance Corporation of India in 1989 and later worked with a number of financial institutions and insurance companies in the Middle East and Far East including HSBC Bank in the UAE and Malaysia and Zurich Financial Services in DIFC, Dubai.

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

Prior to the consummation of the Business Combination, David Anthony and David King were elected as Class I Directors with terms that expired at our 2021 annual general meeting, Wanda Mwaura and Andrew Poole were elected as Class II Directors with terms expiring at our 2022 annual general meeting, and Wasef Jabsheh, Walid Jabsheh and Michael Gray were elected as Class III Directors with terms expiring at our 2023 annual general meeting. At the 2021 annual general meeting, David Anthony and David King were re-elected as Class I Directors with terms expiring at our 2024 annual general meeting. At the 2022 annual general meeting, Wanda Mwaura and Andrew Poole were re-elected as Class II Directors with terms expiring at our 2025 annual general meeting.

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

Family Relationships

Wasef Jabsheh, our Chief Executive Officer and Chairman, is the father of Walid Jabsheh, our President, and Hatem Jabsheh, our Chief Operating Officer. He is also the father of Hani Jabsheh, who was a non-executive director of IGI Dubai until shortly after the consummation of the Business Combination, and the uncle of Mohammad Abu Ghazaleh, who was the Chairman of the board of directors of IGI Dubai until shortly after the consummation of the Business Combination.

B. Compensation

The aggregate amount of cash compensation, consisting of salaries and bonuses paid by us to our executive officers collectively during 2022, was approximately $7.7 million for services in all capacities. In addition, we have accrued $1.9 million of long-term benefits as of December 31, 2022 (in the form of the earn-out value of shares) in connection with the grant of restricted shares to certain executive officers.

The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2022 was approximately $0.5 million.

In February 2022, our board of directors approved the grant of an aggregate of 135,000 restricted shares to certain executive officers. These shares vest in three equal installments on January 2, 2023, January 2, 2024 and January 2, 2025. The aggregate grant date fair value of the restricted shares granted to these executive officers was approximately $1.1 million.

In March 2022 our board of directors awarded 149,377 restricted shares to Wasef Jabsheh. These shares vest in three equal installments on January 2, 2023, January 2, 2024 and January 2, 2025. The grant date fair value of these restricted shares was $1.1 million.

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

Transferability. Awards granted under the 2020 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except as determined by the Administrator.

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

C. Board Practices

Independence of Directors

As a foreign private issuer, we are not required to have a majority of independent directors. However, five out of seven members of our board of directors — David Anthony, Michael Gray, David King, Wanda Mwaura and Andrew Poole — are “independent” directors under Nasdaq rules.

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

Compensation Committee

As a foreign private issuer, the Company is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our board of directors has established a compensation committee consisting of a majority of independent directors. The members of the compensation committee are Walid Jabsheh, David Anthony and Andrew Poole. David Anthony is the chair of the compensation committee.

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

Corporate Governance Practices

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:

●	In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.

●	In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee consists of a majority of independent directors but does not consist solely of independent directors.

●	In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not have regularly scheduled executive sessions.

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

The Company has also adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller or certain other officers performing similar functions . The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly internally report violations of this Financial Code to the designated Compliance Officer and in the case of the CFO and CEO, to the Board of Directors and/or Audit Committee of the Board of Directors.

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

D. Employees

As of December 31, 2022, 2021 and 2020, we had 355, 287 and 252 employees, respectively. The following table shows the number of employees, including management staff, by geography and function as of December 31, 2022.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	33	62	25	36	22	48	226
London	49	—	10	11	3	24	97
Dubai	8	1	—	2	—	2	13
Casablanca	1	—	—	2	—	1	4
Labuan	4	—	—	1	—	1	6
Malta	2	—	—	—	3	2	7
Bermuda	1	—	—	1	—	—	2
Total	98	63	35	53	28	78	355

We consider our relationship with our employees to be good and have not experienced interruptions to operations due to labor disagreements.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors is set forth in Item 7.A of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 46,714,834 common shares issued and outstanding as of January 30, 2023, with respect to beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The information provided in the table is based on Schedules 13D and 13G filed with the SEC and the beneficial owners’ questionnaire responses provided to IGI. In accordance with SEC rules, individuals and entities named below are shown as having beneficial ownership over common shares they own or have the right to acquire within 60 days, as well as common shares for which they have the right to vote or dispose of such common shares. Also, in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, common shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of common shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons.

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of January 30, 2023, approximately 41.9% of our common shares are owned by 21 record holders in the United States of America.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	18,243,403	36.0%
Walid Wasef Jabsheh(3)	440,548	*
Hatem Wasef Jabsheh(4)	327,856	*
Pervez Rizvi(5)	50,000	*
Andreas Loucaides(6)	50,000	*
Michael T. Gray(7)	2,585,886	5.5%
Andrew J. Poole(8)	587,017	1.3%
David Anthony	*	*
David King	*	*
Wanda Mwaura	*	*
All directors and executive officers as a group (ten individuals)	22,284,710	43.5%

Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(9)	6,942,692	14.9%
Royce & Associates, LP(10)	3,390,532	7.3%
Church Mutual Insurance Company(11)	3,300,000	7.1%
Weiss Multi-Strategy Advisers LLC(12)	3,241,571	6.9%
Argo Re Limited(13)	3,209,067	6.8%

*	Less than 1%

(1)	Based on 46,714,834 common shares of the Company issued and outstanding as of January 30, 2023.

(2)	Wasef Salim Jabsheh’s 18,243,403 common shares beneficially owned includes 14,243,403 common shares and 4,000,000 warrants to acquire common shares. Mr. Jabsheh’s 14,243,403 common shares beneficially owned include 600,000 contingent unvested common shares that vest at $11.50 per share, 400,000 contingent unvested common shares that vest at $12.75 per share and 131,148 contingent unvested common shares that vest at $15.25 per share. Mr. Jabsheh has the right to vote and receive dividends with respect to these contingent unvested common shares. His shares also include 281,567 restricted shares for which he has the right to vote, 44,063 of which have vested as of December 31, 2022. Mr. Jabsheh’s 4,000,000 warrants entitle him to purchase 4,000,000 common shares at a price of $11.50 per share. Wasef Jabsheh’s ownership does not include 1,041,529 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is the Chairman and Chief Executive Officer of the Company.

(3)	Walid Wasef Jabsheh’s ownership includes 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership, and 125,000 restricted shares, with respect to which he has voting rights, 31,666 of which have vested as of December 31, 2022. Mr. Jabsheh’s ownership does not include 600,981 common shares beneficially owned by his brothers or 18,243,403 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President of the Company and is the son of Wasef Jabsheh.

(4)	Hatem Wasef Jabsheh’s ownership includes 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership, and 90,000 restricted shares, with respect to which he has voting rights, 26,666 of which have vested as of December 31, 2022. Mr. Jabsheh’s ownership does not include 713,673 common shares beneficially owned by his brothers or 18,243,403 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.

(5)	Includes 50,000 restricted shares, of which 15,000 have vested as of December 31, 2022.

(6)	Includes 50,000 restricted shares, of which 11,666 have vested as of December 31, 2022.

(7)	Michael T. Gray’s beneficial ownership of 2,585,886 common shares includes (1) 1,280,574 common shares owned by the Gray Insurance Company, of which Michael T. Gray is President, including 256,997 contingent unvested common shares that vest at $11.50, (2) 1,054,392 contingent unvested common shares owned by Mr. Gray, including 263,499 common shares that vest at $11.50 per share, 122,032 common shares that vest at $12.75 per share, 417,396 common shares that vest at $14.00 per share and 251,465 common shares that vest at $15.25 per share, with respect to which Mr. Gray has the right to vote and receive dividends and (3) 105,741 unvested common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership, including 20,293 common shares that vest at $11.50 per share, 13,184 common shares that vest at $12.75 per share, 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Gray’s ownership does not include 100,000 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(8)	The 587,017 common shares beneficially owned by Mr. Poole include 270,644 contingent unvested common shares, including 185,196 common shares that vest at $11.50 per share, 13,184 common shares that vest at $12.75 per share, 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Poole has the right to vote and receive dividends with respect to these contingent unvested common shares. Mr. Poole’s ownership also includes 230,000 common shares owned by his son Torin Perry Poole, including 78,807 contingent unvested common shares that vest at $11.50, for which common shares he disclaims beneficial ownership. The business address of Andrew Poole is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(9)	The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.

(10)	According to a Schedule 13G filed with the SEC on January 31, 2023, Royce & Associates, LP beneficially owned 3,390,532 common shares of the Company as of December 31, 2022. Royce & Associates, LP’s shares are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP. The interest of one account, Royce Small-Cap Total Return Fund, an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LP, amounted to 2,747,997 common shares.

(11)	The business address of Church Mutual Insurance Company is 3000 Schuster Lane, Merrill, WI 54452.

(12)	According to a Schedule 13G/A filed with the SEC on February 14, 2023, Weiss Multi-Strategy Advisers LLC held shared voting and dispositive power with George A. Weiss with regard to securities of the Company. Such securities are owned by advisory clients of Weiss Multi-Strategy Advisers LLC and George Weiss is the managing member of Weiss Multi-Strategy Advisers LLC. Weiss Multi-Strategy Advisers LLC and Mr. Weiss each disclaim beneficial ownership of the common shares, except to the extent of their pecuniary interest therein. The business address of each of Weiss Multi-Strategy Advisors LLC and Mr. Weiss is 320 Park Avenue, 20th Floor, New York, NY 10020.

(13)	According to a Schedule 13G/A filed with the SEC on February 13, 2023, Argo beneficially owned 2,709,067 common shares of the Company and 500,000 warrants. Argo’s 2,709,0672 shares beneficially owned include 39,200 contingent unvested common shares that vest at $12.75 per share. Argo Re Ltd. has the right to vote and receive dividends with respect to these contingent unvested common shares. Argo’s 500,000 warrants entitle Argo to purchase 500,000 common shares at a price of $11.50 per share. Argo Re Ltd. is a wholly owned subsidiary of Argo Group International Holdings, Ltd. The business address of Argo Group International Holdings, Ltd. is 110 Pitts Bay Road, Pembroke HM 08, Bermuda. The business address of Argo Re Ltd. is 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

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

Certain Provisions of Bermuda Law

Exchange Control

We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares. The BMA has given its consent for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes Nasdaq. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

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

Other Material Contracts

Other material contracts of the Company, including agreements entered into prior to the Business Combination, the Sponsor Share Letter, Registration Rights Agreements with Former IGI Dubai Shareholders, the Non-Competition Agreement, and employment agreements with our Chief Executive Officer, President and Chief Operating Officer, are described elsewhere in this annual report or in the information incorporated by reference herein.

D. Exchange Controls

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Certain Provisions of Bermuda Law — Exchange Control”.

E. Taxation

Material United States Federal Income Tax Considerations

The following discussion is a summary under present law of certain material United States federal income tax considerations to U.S. holders (as defined below) of our common shares and warrants (which we refer to as our “securities”) that own or dispose of our common shares. This discussion addresses only those security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances (such as a shareholder owning directly, indirectly or constructively 5% or more of our common shares) or to holders that are subject to special rules, such as:

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

Except for the discussion under “Passive Foreign Investment Company (“PFIC”) Rules” this discussion assumes that the Company is not, and will not, in the foreseeable future, be a “passive foreign investment company” for U.S. federal income tax purposes.

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

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” the gross amount of distributions made by the Company to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Taxation of Dispositions of Common Shares and Warrants

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our common share or warrants equal to the difference between the amount realized (in U.S. dollars) for the common share or warrant and your tax basis (in U.S. dollars) in the common share or warrant. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual U.S. holder, who has held the common shares or warrants for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”) Rules

Although not free from doubt, the Company does not believe it is likely to be classified as a PFIC for the current taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

Special rules apply, however, in determining whether the income of an insurance company is passive income for purposes of these rules. Specifically, income derived in the active conduct of an insurance business by a “qualified insurance corporation” (a “QIC”) is excluded from the definition of passive income, even though that income would otherwise be considered passive (the “Insurance Company Exception”). Pursuant to the Insurance Company Exception, (a) passive income does not include income that a QIC derives in the active conduct of an insurance business or income of a look-through subsidiary, and (b) passive assets do not include assets of a QIC available to satisfy liabilities of the QIC related to its insurance business, if the QIC is engaged in the active conduct of an insurance business, or assets of a look-through subsidiary.

Under certain proposed regulations, a QIC is in the “active conduct” of an insurance business only if it satisfies either a “factual requirements” test or an “active conduct percentage” test. The factual requirements rest requires that the officers and employees of the QIC carry out substantial managerial and operational activities on a regular and continuous basis with respect to its core functions and that they perform virtually all of the active decision-making functions including those relevant to underwriting functions. The active conduct percentage test generally requires that (i) the total costs incurred by the QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) equal or exceed 50 percent of total costs incurred by the QIC with respect to its officers and employees and any other person or entities for services rendered with respect to its core functions (other than investment activities) and (ii) to the extent the QIC outsources any part of its core functions to unrelated entities, officers and employees of the QIC with experience and relevant expertise must select and supervise the person that performs the outsourced functions, establish objectives for performance of the outsourced functions and prescribe rigorous guidelines relating to the outsourced functions which are routinely evaluated and updated. Under certain exceptions, however, a QIC (a) that has no or only a nominal number of employees, or (b) that is a vehicle that (x) has the effect of securitizing or collateralizing insurance risks underwritten by other insurance or reinsurance companies or (y) is an insurance linked securities fund that invests in securitization vehicles, is deemed not engaged in the active conduct of an insurance business. A QIC’s officers and employees include those of certain affiliates for these purposes. The 2021 Final Regulations contain guidance on the application of the Look-Through Rule which allows a portion of assets and income of certain look-through subsidiaries of a QIC to be treated as active.

Based on the gross assets, and claims and claim adjustment expenses, reserves of certain of its subsidiaries and local regulatory requirements relating to such reserves, and based on the manner in which its subsidiaries conducts and expects to continue to conduct its business, the Company expects a sufficient amount of its income and assets to be treated as active income or assets of a QIC or that will be treated as active income or assets of a QIC under the Look-Through Rule such that it will not be classified as a PFIC.

Thus, although not free from doubt, the Company does not believe it is likely to be treated as a PFIC for the current year and does not believe it is likely to be so treated in foreseeable future years. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending upon, among other things, the manner in which the Company and its subsidiaries conduct their business. Accordingly, no assurance can be given that the Company is not currently or will not become a PFIC in the current or any future taxable year.

In addition, changes in law can adversely affect the Company and its subsidiaries’ abilities to qualify for the Insurance Company Exception, modify the Look-Through Rule as applied for that exception, or otherwise cause the Company to qualify as a PFIC, possibly with retroactive effect. In particular, the U.S. Treasury has proposed regulations regarding the Insurance Company Exception. We cannot provide any assurance that such proposed regulations, when finalized, will not cause the Company to be treated as a PFIC. Further, the IRS may issue guidance that causes us to fail to qualify for the Insurance Company Exception on a prospective or retroactive basis.

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

Exercise or Lapse of a Warrant

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” except as discussed below with respect to the cashless exercise of a warrant, you generally will not recognize taxable gain or loss from the acquisition of common shares upon exercise of a warrant for cash. Your tax basis in the common shares received upon exercise of the warrant generally will be an amount equal to the sum of your basis in the warrant and the exercise price. Your holding period for the common shares received upon exercise of the warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which you held the warrants. If a warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your tax basis in the warrant.

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

Possible Constructive Distributions

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” the terms of each warrant provide for an adjustment to the number of common shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. You would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of common shares which is taxable to the U.S. holders of such shares as described under “— Taxation of Dividends and Other Distributions on Our Common Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if you received a cash distribution from us equal to the fair market value of such increased interest.

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

Tax Assurance

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

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

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at December 31, 2022 and 2021.

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

Sensitivity	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	($) in millions
2022	7.5%	$48.0	$(48.0)	$33.6	$(33.6)	$(33.6)	$33.6
2022	5%	32.0	(32.0)	22.4	(22.4)	(22.4)	22.4
2021	7.5%	$41.4	$(41.4)	$30.1	$(30.1)	$(30.1)	$30.1
2021	5%	27.6	(27.6)	20.0	(20.0)	(20.0)	20.0

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

Details of maturities of the major classes of our financial assets as of December 31, 2022 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Noninterest bearing items	Total
			($) in millions
Financial assets at FVTP	—	—	—	25.4	25.4
Financial assets at FVOCI	73.6	356.1	59.4	18.2	507.3
Financial assets at amortized cost	2.0	—	—	—	2.0
Cash and cash equivalents and term deposits	387.8	47.2	—	—	435.0
Total	463.4	403.3	59.4	43.6	969.7

Details of maturities of the major classes of our financial assets as of December 31, 2021 are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Noninterest bearing items	Total
			($) in millions
Financial assets at FVTP	—	—	—	28.5	28.5
Financial assets at FVOCI	44.0	261.3	113.2	20.8	439.2
Financial assets at amortized cost	2.5	—	—	—	2.5
Cash and cash equivalents and term deposits	368.0	54.1	—	—	422.1
Total	414.5	315.4	113.2	49.3	892.3

The following table demonstrates the sensitivity of our income statement to reasonably possible changes in interest rates, with all other variables held constant.

The sensitivity of our income statement is the effect of the assumed changes in interest rates on our profit for the year, based on the floating rate financial assets and financial liabilities held at December 31, 2022 and 2021.

Increase/decrease in basis points	Effect on profit before tax for the year ($ in millions)
2022
– 25 basis points	$(2.1)
– 50 basis points	$(4.2)
2021
– 25 basis points	$(1.6)
– 50 basis points	$(3.2)

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

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollars exchange rate, with all other variables held constant, of IGI’s profit before tax (due to changes in the fair value of monetary assets and liabilities):

	Changes in currency rate to U.S. dollars	Effect on profit/equity before tax
	%	($ in millions)
2022
EUR	+10	0.1
GBP	+10	(4.1)

2021
EUR	+10	0.6
GBP	+10	(5.6)

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

The table below provides information regarding our credit risk exposure by classifying assets according to the credit rating of our counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	($) in millions
2022
FVOCI – debts securities	$486.6	$2.5	—	$489.1
Financial Assets at amortized cost	—	2.0	—	2.0
Insurance receivables	—	116.3	68.5	184.8
Reinsurance share of outstanding claims	188.4	0.4	—	188.8
Deferred excess of loss premiums	—	19.7	—	19.7
Cash and cash equivalents	99.5	38.4	—	137.9
Term deposits	263.4	33.6	—	297.0
Total	$1,037.9	$212.9	$68.5	$1,319.3

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	($) in millions
2021
FVOCI – debts securities	$418.2	$0.2	—	$418.4
Financial Assets at amortized cost	—	2.0	0.5	2.5
Insurance receivables	—	113.3	66.1	179.4
Reinsurance share of outstanding claims	181.4	0.9	—	182.3
Deferred excess of loss premiums	—	17.2	—	17.2
Cash and cash equivalents	220.1	22.0	—	242.1
Term deposits	130.9	49.1	—	180.0
Total	$950.6	$204.7	$66.6	$1,221.9

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

The following tables demonstrate the sensitivity of our profit for the years ended December 31, 2022 and December 31, 2021 the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown:

	Change in equity price	Effect on profit before tax for the year	Effect on equity
	%	($) in thousands
2022
Amman Stock Exchange	5%	$40	$40
Saudi Stock Exchange	5%	—	389
Qatar Stock Exchange	5%	46	46
Abu Dhabi Security Exchange	5%	70	70
New York Stock Exchange	5%	131	166
Kuwait Stock Exchange	5%	—	7
London Stock Exchange	5%	322	367
Other quoted	5%	52	118

	Change in equity price	Effect on profit before tax for the year	Effect on equity
	%	($) in thousands
2021
Amman Stock Exchange	5%	$40	$40
Saudi Stock Exchange	5%	—	511
Qatar Stock Exchange	5%	23	23
Abu Dhabi Security Exchange	5%	76	76
New York Stock Exchange	5%	175	175
Kuwait Stock Exchange	5%	—	9
London Stock Exchange	5%	330	382
Other quoted	5%	782	871

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

The tables below summarize the maturity profile of IGI’s financial liabilities as of December 31, 2022 and December 31, 2021 based on contractual undiscounted payments (in U.S. dollars):

	Less than one year	More than one year	Total
	($) in millions
2022
Gross outstanding claims	$268.4	$366.2	$634.6
Gross unearned premiums	268.0	86.0	354.0
Insurance payables	81.8	5.0	86.8
Other liabilities	27.1	2.2	29.3
Derivative financial liability	—	10.0	10.0
Unearned commissions	15.9	0.9	16.8
Total liabilities	$661.2	$470.3	$1,131.5

	Less than one year	More than one year	Total
	($) in millions
2021
Gross outstanding claims	$210.7	$365.2	$575.9
Gross unearned premiums	251.7	77.1	328.8
Insurance payables	84.5	5.0	89.5
Other liabilities	26.3	3.1	29.4
Derivative financial liability	—	12.9	12.9
Unearned commissions	12.3	1.4	13.7
Total liabilities	$585.5	$464.7	$1,050.2

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the disclosure controls and procedures were effective at the reasonable assurance level in ensuring that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based upon criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.

C. Attestation Report of Registered Public Accounting Firm

We are exempt from the requirement of an attestation report of our registered public accounting firm while we are an emerging growth company under the rules of the SEC.

D. Changes in Internal Control Over Financial Reporting

None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wanda Mwaura, the chair of the audit committee of our board of directors, is an “audit committee financial expert” as defined by Item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq listing requirements and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller and certain other officers performing similar functions. A copy of our Financial Code of Ethics may be obtained, without charge, by sending a request to International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, attention: Chief Legal Officer; or by email to: Rawan.Alsulaiman@iginsure.com, attention: Chief Legal Officer. Any amendment to this Financial Code may be made only by the Company’s board of directors. If an amendment to this Financial Code is made, appropriate disclosure will be made in a Current Report on Form 6-K, by posting on the Company’s website or by other electronic means, or at the latest, in the annual report on Form 20-F to the extent required by the rules and regulations of the SEC and the listing requirements of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), for the last two fiscal years ended December 31, 2022 and December 31, 2021.

	For the Year Ended December 31,
	2022	2021
	($) in thousands
Audit Fees	$1,639	$1,527
Tax Fees	5	5
All Other Fees	69	69
Total	$1,713	$1,601

Audit Fees

Audit Fees consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC, in addition to the audit fees of the Group’s subsidiaries.

Tax Fees

Tax Fees for the fiscal year ended December 31, 2022 and 2021 relate to corporate tax compliance services for two of the Group’s subsidiaries.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the independence standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet be Purchased Under the Plans or Programs
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	—	—	—	—
April 2022	—	—	—	—
May 2022	—	—	—	5,000,000
June 2022	15,665	7.45	15,665	4,984,335
July 2022	12,347	7.51	28,012	4,971,988
August 2022	28,302	7.71	56,314	4,943,686
September 2022	91,504	7.60	147,818	4,852,182
October 2022	49,655	7.56	197,473	4,802,527
November 2022	51,793	7.69	249,266	4,750,734
December 2022	61,276	7.83	310,542	4,689,458

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We will certify to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:

●	In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.

●	In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee consists of three members, two of which are independent, comprising a majority of independent directors, but it does not consist solely of independent directors. Given the size of the Company, we believe that the committee as currently composed is well situated and has access to the best information to make compensation decisions for the Company.

●	In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not intend to have regularly scheduled executive sessions.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this annual report. Our financial statements are on pages F-1 to F-75.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on December 9, 2019).
1.2	Amended and Restated Bye-Laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
2.1	Specimen Common Share Certificate of the Company (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 10, 2020).
2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 10, 2020).
2.3	Warrant Agreement, dated as of March 15, 2018, between Continental Stock Transfer & Trust Company and Tiberius (incorporated herein by reference to Exhibit 4.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
2.4	Amendment to Warrant Agreement, dated as of March 17, 2020, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.4 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 filed with the Company’s Annual Report filed on Form 20-F (File No. 001-39255) filed with the SEC on April 1, 2021).
4.1†	Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company and Merger Sub pursuant to a joinder thereto (incorporated by reference to Exhibit 2.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.2	First Amendment to the Business Combination Agreement, dated as of February 12, 2020 (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 18, 2020).
4.3	Letter Agreement, dated as of March 15, 2018, by and between Tiberius, its officers, directors and Lagniappe Ventures LLC (incorporated by reference to Exhibit 10.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
4.4	Registration Rights Agreement, dated as of March 15, 2018, among Tiberius, Lagniappe Ventures LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
4.5	Securities Subscription Agreement, dated as of December 30, 2015, between Tiberius and Lagniappe Ventures LLC (incorporated herein by reference to Exhibit 10.5 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on February 20, 2018).

4.6	Amended and Restated Sponsor Warrant Purchase Agreement, by and between Tiberius and Lagniappe Ventures LLC, dated as of February 15, 2018 (incorporated by reference to Exhibit 10.6 to Tiberius’s Registration Statement on Form S-1 (File No. 333-2230987) filed with the SEC on February 20, 2018).
4.7	Form of Share Exchange Agreement by and among IGI Dubai, Tiberius, the shareholder of IGI Dubai party thereto as a Seller, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.1 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.8	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Wasef Jabsheh as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.2 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.9	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Argo Re Limited as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.10	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.4 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.11	Non-Competition Agreement, dated as of October 10, 2019, by Wasef Jabsheh in favor of and for the benefit of Tiberius, IGI Dubai, pursuant to a joinder thereto, the Company, and each of their respective present and future affiliates, successors and direct and indirect subsidiaries (incorporated by reference to Exhibit 10.5 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.12	Letter Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC, Tiberius, IGI Dubai, Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, the Company (incorporated by reference to Exhibit 10.9 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.13	Registration Rights Agreement, dated as of March 17, 2020, by and among the Company, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, and the Sellers party thereto as “Investors” thereunder (incorporated by reference to Exhibit 10.13 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.14	Forward Purchase Contract, dated as of November 9, 2017, between the Registrant and Church Mutual Insurance Company (incorporated by reference to Exhibit 10.9 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.15	Forward Purchase Contract dated November 30, 2017 between the Registrant and Fayez Sarofim (incorporated by reference to Exhibit 10.10 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.16	Forward Purchase Contract, dated as of January 19, 2018, between the Registrant and Imua T Capital Investments, LLC (incorporated by reference to Exhibit 10.11 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.17	Forward Purchase Contract, dated as of January 11, 2018, between the Registrant and Peter Wade (incorporated by reference to Exhibit 10.12 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.18	Amendment, dated as of March 17, 2020, to Registration Rights Agreement by and among Tiberius, the Company, Lagniappe Ventures LLC and the other “Holders” party thereto (incorporated by reference to Exhibit 10.18 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.19	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and the subscriber named therein (incorporated by reference to Exhibit 10.12 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).

4.20	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and each of Michael Gray, Andrew Poole and the Gray Insurance Company (incorporated by reference to Exhibit 10.13 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.21	Letter Agreement, dated as of February 12, 2020, among Tiberius, the Sponsor, the Company and IGI Dubai (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 18, 2020).
4.22	Share Transfer Agreement, dated as of March 16, 2020, among Lagniappe Ventures, LLC, Wasef Jabsheh, and International General Insurance Holdings Ltd. (incorporated by reference to Exhibit 10.25 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.23	2020 Omnibus Incentive Plan of the Company reference to Exhibit 10.26 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.24	Form of Restricted Shares Agreement Pursuant to the 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.25	Form of Restricted Share Unit Agreement Pursuant to the 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.26	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.27	Form of Employment Agreement of the Registrant’s senior executive officers (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form F-1 (File No. 333-237674) filed with the SEC on April 14, 2020).
8.1*	List of Subsidiaries of the Company.
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(e) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
15.2*	Consent of Ernst & Young LLP.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

April 6, 2023	INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

	By:	/s/ Wasef Jabsheh
Name: Wasef Jabsheh
Title: Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

International General Insurance Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of International General Insurance Holdings Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

London, United Kingdom

April 6, 2023

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 December 2022 and 2021

		31 December 2022	31 December 2021
	Notes	USD ’000	USD ’000
ASSETS
Cash and cash equivalents	3 (a)	137,943	242,146
Term deposits	3 (b)	297,026	179,966
Insurance receivables	4	184,847	179,345
Investments	5	534,722	470,222
Investments in associates	6	6,049	5,693
Reinsurance share of outstanding claims	7	188,823	182,248
Reinsurance share of unearned premiums	8	70,519	64,124
Deferred excess of loss premiums	9	19,671	17,238
Deferred policy acquisition costs	10	69,392	64,842
Deferred tax assets	28	5,656	471
Other assets	11	14,325	9,942
Investment properties	12	15,119	16,308
Property, premises and equipment	13	13,448	14,859
Intangible assets	14	3,556	4,321
TOTAL ASSETS		1,561,096	1,451,725

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	7	634,570	575,899
Gross unearned premiums	8	354,032	328,726
Insurance payables	15	86,812	89,519
Other liabilities	16	29,096	29,039
Derivative financial liability	17	10,005	12,938
Deferred tax liabilities	28	-	14
Unearned commissions	18	16,808	13,725
TOTAL LIABILITIES		1,131,323	1,049,860

EQUITY
Common shares at par value	19	490	489
Share premium		159,918	159,545
Treasury shares	20	(14)	-
Foreign currency translation reserve	19	1,083	992
Fair value reserve	19	(38,979)	8,215
Retained earnings		307,275	232,624
TOTAL EQUITY		429,773	401,865
TOTAL LIABILITIES AND EQUITY		1,561,096	1,451,725

The consolidated financial statements were approved by the Board of Directors on 5 April 2023.

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended 31 December 2022, 2021 and 2020

		31 December 2022	31 December 2021	31 December 2020
	Notes	USD ’000	USD ’000	USD ’000

Gross written premiums	8	581,847	545,582	467,273
Reinsurers’ share of insurance premiums	8	(186,483)	(162,973)	(128,863)
Net written premiums	8	395,364	382,609	338,410
Change in unearned premiums		(25,306)	(51,458)	(71,054)
Reinsurers’ share of change in unearned premiums		6,395	14,047	16,160
Net change in unearned premiums		(18,911)	(37,411)	(54,894)
Net premiums earned	8	376,453	345,198	283,516
Claims and claim adjustment expenses	7	(235,279)	(203,366)	(213,963)
Reinsurers’ share of claims	7	77,579	27,174	62,291
Net claims and claim adjustment expenses		(157,700)	(176,192)	(151,672)
Commissions earned	18	33,515	23,035	16,053
Policy acquisition costs	10	(103,760)	(86,201)	(70,543)
Net policy acquisition expenses		(70,245)	(63,166)	(54,490)

Net underwriting results		148,508	105,840	77,354

General and administrative expenses	22	(67,453)	(58,946)	(46,923)
Net investment income	23	16,364	16,034	9,967
Share of profit (loss) from associates	6	209	(7,248)	(1,479)
Impairment loss on insurance receivables	4	(3,154)	(5,181)	(2,861)
Other revenues	24	2,286	1,844	372
Other expenses	24	(2,828)	(2,693)	(1,892)
Listing related expenses	25	-	-	(3,366)
Change in fair value of derivative financial liability	17	2,933	690	(4,418)
(Loss) gain on foreign exchange		(9,138)	(4,897)	2,572
Profit before tax		87,727	45,443	29,326

Income tax	28	(2,262)	(1,747)	(2,075)
Profit for the year		85,465	43,696	27,251
Earnings per share
Basic and diluted earnings per share attributable to equity holders (US Dollars)	30	1.74	0.89	0.59

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended 31 December 2022, 2021 and 2020

	31 December 2022	31 December 2021	31 December 2020
	USD ’000	USD ’000	USD ’000

Profit for the year	85,465	43,696	27,251

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the year for bonds at fair value through other comprehensive income, net of tax	(45,135)	(9,240)	11,481
Currency translation differences	91	1,341	(16)
Changes in allowance for expected credit losses transferred to statement of income	(138)	114	135

Other comprehensive income (loss) which will not be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the year for equities at fair value through other comprehensive income	(1,940)	(819)	(71)
Realized gain on sale of equities at fair value through other comprehensive income	19	-	2,341
Other comprehensive (loss) income for the year	(47,103)	(8,604)	13,870
Total comprehensive income for the year	38,362	35,092	41,121

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 December 2022, 2021 and 2020

		31 December 2022	31 December 2021	31 December 2020
	Notes	USD ’000	USD ’000	USD ’000

OPERATING ACTIVITIES
Profit before tax		87,727	45,443	29,326

Adjustments for:
Depreciation and amortization	13,14	3,670	3,563	2,612
Impairment loss on insurance receivables	4	3,154	5,181	2,861
Impairment of goodwill	22	-	41	-
(Gain) loss on disposal of property, premises and equipment	24	(26)	60	-
Realized loss (gain) on sale of financial assets at FVTPL	23	86	(396)	(1,599)
Fair value loss on investment properties	23	574	1,300	2,007
Realized loss on sale of investment properties	23	107	8	213
Loss (gain) on revaluation of financial assets at FVTPL	23	2,950	(3,089)	241
Loss on sale of bonds at fair value through OCI	23	619	88	411
Expected credit loss on financial assets	23	28	180	264
Share of (profit) loss from associates	6	(209)	7,248	1,479
Lease interest expense	16	132	358	203
Interest income	23	(20,381)	(14,049)	(12,169)
Share-based payment expense	32	2,754	1,871	450
Change in fair value of derivative financial liability	17	(2,933)	(690)	4,418
Net foreign exchange differences		9,138	4,897	(2,572)
Cash from operations before working capital changes		87,390	52,014	28,145
Working capital adjustments
Term deposits		(117,060)	(7,754)	(52,459)
Insurance receivables		(8,698)	(20,005)	(55,870)
Purchase of financial assets at FVTPL		(1,607)	(6,470)	(9,400)
Purchase of bonds through OCI		(189,256)	(159,041)	(237,528)
Proceeds from maturity of financial assets at amortized cost		312	169	133
Proceeds from sale/maturity of bonds at fair value through OCI		61,521	116,963	71,050
Proceeds from sale of financial assets at FVTPL		833	5,727	10,073
Reinsurance share of outstanding claims		(6,575)	5,237	(11,273)
Reinsurance share of unearned premiums		(6,395)	(14,047)	(16,160)
Deferred excess of loss premiums		(2,433)	(143)	(1,922)
Deferred policy acquisition costs		(4,550)	(9,670)	(13,459)
Other assets		(3,004)	1,150	(175)
Interest received		21,195	15,043	10,536
Additions to investment property		(10)	(36)	(74)
Proceeds from sale of investment property		518	1,120	3,526
Gross outstanding claims		58,671	83,644	79,202
Gross unearned premiums		25,306	51,458	71,054
Insurance payables		(2,707)	6,058	29,917
Other liabilities		876	8,013	3,447
Unearned commissions		3,083	2,687	2,128
Net cash flows (used in) from operating activities before tax		(82,590)	132,117	(89,109)
Income tax paid		(2,760)	(2,328)	(1,465)
Net cash flows (used in) from operating activities after tax		(85,350)	129,789	(90,574)

INVESTING ACTIVITIES
Purchases of property, premises and equipment		(749)	(1,486)	(344)
Proceeds from sale of premises and equipment		26	-	-
Acquisition of a subsidiary, net of cash acquired	34	-	(146)	-
Purchases of intangible assets		(517)	(859)	(1,561)
Net cash flows used in investing activities		(1,240)	(2,491)	(1,905)

FINANCING ACTIVITIES
Cash injection in connection with Business Combination	33	-	-	120,821
Consideration paid to shareholders as deemed settlement for shares	33	-	-	(80,000)
Dividends paid	21	(10,814)	(16,109)	(4,360)
Treasury shares	20	(2,394)	-	-
Lease liabilities payments	16	(1,041)	(783)	(796)
Net cash flows (used in) from financing activities		(14,249)	(16,892)	35,665
NET CHANGE IN CASH AND CASH EQUIVALENTS		(100,839)	110,406	(56,814)
Net foreign exchange differences		(3,364)	(1,699)	(2,207)
Cash and cash equivalents at the beginning of the year		242,146	133,439	192,460
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	137,943	242,146	133,439

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended 31 December 2022, 2021 and 2020

	Issued share capital	Common shares at par value	Additional paid in capital	Share premium	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD ‚000	USD ‚000	USD ‚000	USD ‚000	USD ‚000	USD ‚000	USD ‚000	USD ‚000	USD ‚000

As at 31 December 2019	143,376	-	2,773	-	(20,103)	(333)	4,274	182,156	312,143
Profit for the year	-	-	-	-	-	-	-	27,251	27,251
Other comprehensive income	-	-	-	-	-	(16)	13,886	-	13,870
Total comprehensive income	-	-	-	-	-	(16)	13,886	27,251	41,121
Issuance of shares in connection with Business Combination (see note 19 and 33) – at par value of USD 0.01	-	485	-	-	-	-	-	-	485
Deemed distribution to shareholders in connection with Business Combination (see note 33)	-	-	-	(80,000)	-	-	-	-	(80,000)
Business Combination elimination adjustments (see note 33)	(143,376)	-	(2,773)	237,228	20,103	-	-	(10)	111,172
Issuance of Restricted Shares Awards (see note 32)	-	1	-	449	-	-	-	-	450
Cash dividends (see note 21)	-	-	-	-	-	-	-	(4,360)	(4,360)
As at 31 December 2020	-	486	-	157,677	-	(349)	18,160	205,037	381,011

Profit for the year	-	-	-	-	-	-	-	43,696	43,696
Other comprehensive income	-	-	-	-	-	1,341	(9,945)	-	(8,604)
Total comprehensive income	-	-	-	-	-	1,341	(9,945)	43,696	35,092
Issuance of Restricted Shares Awards (see note 32)	-	3	-	1,868	-	-	-	-	1,871
Cash dividends (see note 21)	-	-	-	-	-	-	-	(16,109)	(16,109)
As at 31 December 2021	-	489	-	159,545	-	992	8,215	232,624	401,865

Profit for the year	-	-	-	-	-	-	-	85,465	85,465
Other comprehensive income	-	-	-	-	-	91	(47,194)	-	(47,103)
Total comprehensive income	-	-	-	-	-	91	(47,194)	85,465	38,362
Issuance of Restricted Shares Awards (see note 32)	-	4	-	2,750	-	-	-	-	2,754
Purchase of treasury shares (see note 20)	-	-	-	-	(2,394)	-	-	-	(2,394)
Cancellation of treasury shares (see note 20)	-	(3)	-	(2,377)	2,380	-	-	-	-
Cash dividends (see note 21)	-	-	-	-	-	-	-	(10,814)	(10,814)
As at 31 December 2022	-	490	-	159,918	(14)	1,083	(38,979)	307,275	429,773

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

1.	CORPORATE INFORMATION

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

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited – Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

The transaction was accounted for as a continuation of IGI. Under this method of accounting, while the Company was the legal acquirer of both IGI and Tiberius, IGI had been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI’s senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors of the Company following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company.

As Tiberius did not meet the definition of a business as defined in IFRS 3 – Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius was not within the scope of IFRS 3 and was accounted for as a share-based payment transaction in accordance with IFRS 2 – Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction were those of IGI from an accounting point of view (see note 33).

The Company and its subsidiaries (together “the Group”) operate in the Bermuda, United Kingdom, Jordan, Morocco, Malaysia, Malta, United Arab Emirates and the Cayman Islands.

The consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 5 April 2023.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest thousand (USD ’000), except when otherwise indicated.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 31 December 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee, and

●	The ability to use its power over the investee to affect its returns

●	When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The Group has the following subsidiaries and branches:

	Country of incorporation	Activity	Ownership
			2022	2021

International General Insurance Holdings Limited	United Arab Emirates	Reinsurance and insurance	100%	100%
Tiberius Acquisition Corporation*	United States of America	Special purpose acquisition company	100%	100%

The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited:

I.G.I Underwriting /Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%

The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd.:

Subsidiaries:
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
International General Insurance Company (Europe) SE	Malta	Reinsurance and insurance	100%	100%
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%
Branches:
International General Insurance Company Ltd. – Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

*	The dissolution of Tiberius Acquisition Corporation has been duly authorised by the board of directors and shareholder in accordance with the General Corporation Law of the State of Delaware on 28 December 2022. The dissolution became effective on 4 January 2023.

Changes in accounting policies

The accounting policies used in the preparation of the consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2021.

There are no new standards or amendments effective in 2022 that have a material impact on the Group’s consolidated financial statements.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

Standards issued but not yet effective

IFRS 17 Insurance Contracts

IFRS 17 provides a comprehensive model for insurance contracts covering the recognition and measurement and presentation and disclosure of insurance contracts and replaces IFRS 4 – Insurance Contracts. The standard applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The standard general model is supplemented by the variable fee approach and the premium allocation approach.

The new standard will be effective for annual periods beginning on or after 1 January 2023 with comparative figures required. Early application is permitted provided that the entity also applies IFRS 9 on or before the date it first applies IFRS 17.

The Group will be voluntarily changing its basis of accounting from IFRS to the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and will present its consolidated financial statements in U.S. GAAP effective January 1, 2023 (the “first reporting period”). Accordingly, the Group has evaluated the potential transitional impact of such change and its first application of U.S. GAAP. As a result, the Group has discontinued the process of implementing IFRS 17.

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

At 31 December 2022

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

At 31 December 2022

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

(ii)	Financial assets measured at fair value through profit or loss (Quoted funds, alternative investments and quoted equities)

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

(iii)	Financial assets measured at fair value through other comprehensive income (Quoted and unquoted equities)

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

(iv)	Reclassification of financial assets and liabilities

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

At 31 December 2022

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

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired, or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

(d)	Impairment of financial assets in scope of IFRS 9

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

The Warrants shall lapse and expire after five years from the closing of the Business Combination transaction (see note 33).

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of income (within profit and loss) as the Group has not designated derivative financial instruments under hedging arrangements.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investments in associates. The Group determines at each reporting date, whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ’share of profit or loss of an associate’ in the consolidated statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in consolidated statement of income.

The associates’ functional currency is the currency of a hyperinflationary economy and is adjusted in terms of the measuring unit current at the end of the reporting period. As the presentation currency of the Group is that of a non-hyperinflationary economy, comparative amounts are not adjusted for changes in the price level in the current year. Differences between these comparative amounts and current year hyperinflation adjusted equity balances are recognized in other comprehensive income. The carrying amounts of non-monetary assets and liabilities are adjusted to reflect the change in the general price index from the date of acquisition to the end of the reporting period. An impairment loss is recognized in profit or loss if the restated amount of a non-monetary item exceeds its estimated recoverable amount.

All the amounts in the associates’ financial statements (assets, liabilities, equity items, income, and expenses) are translated at the closing rate as of 31 December 2022.

Gains or losses on the net monetary position are recognized in profit or loss.

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

At 31 December 2022

Property, premises and equipment

Property, premises and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful lives using the following estimated useful lives:

Years
Office buildings	50
Aircraft	12.5
Office furniture	5
Computers	3
Equipment	4
Leasehold improvements	5
Vehicles	5
Right-of-use assets	2-7

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

At 31 December 2022

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

Liability adequacy test

At each statement of financial position date, the Group assesses whether its recognized insurance liabilities are adequate using current estimates of future cash flows under its insurance contracts. If that assessment shows that the carrying amount of its unearned premiums (less related deferred policy acquisition costs) is inadequate in light of estimated future cash flows, the entire deficiency is immediately recognized in income and an unexpired risk provision is created. The results of the assessment are aggregated to the reporting segment level.

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

At 31 December 2022

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

At 31 December 2022

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

At 31 December 2022

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

The Group has included the right-of-use assets arising from the lease contracts within property, plant and premises in the consolidated statement of financial position (see note 13).

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

The Group has included the lease obligations arising from the lease contracts within the other liabilities in the consolidated statement of financial position (see note 16).

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

At 31 December 2022

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

Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s management determines the policies and procedures for both recurring fair value measurement, such as unquoted financial assets measured at fair value through other comprehensive income.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

At 31 December 2022

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

Total carrying amount of insurance contract liabilities as at year ended 31 December 2022 was USD 634,570 thousand (2021: USD 575,899 thousand). As at 31 December 2022, gross incurred but not reported claims (IBNR) amounted to USD 325,979 thousand (2021: USD 268,953 thousand) out of the total insurance contract liabilities.

Valuation of investment properties

Investment properties amounted to USD 15,119 thousand as at 31 December 2022 (2021: USD 16,308 thousand) and are stated at fair value. Management has determined the fair value and in doing so has considered valuation performed by a third-party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm).

Valuation of investment properties of the associates

Investment in associates amounted to USD 6,049 thousand as at 31 December 2022 (2021: USD 5,693 thousand). The associates’ main business is investing in investment properties located in Beirut, Lebanon. The investment properties of the associates are stated at fair value determined by management. In doing so, management has considered valuation performed by third party specialist using the sales comparison approach. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at year end 2022, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

Total expected credit losses on insurance receivables as at year ended 31 December 2022 was USD 17,510 thousand (2021: USD 14,356 thousand).

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

Estimated pipeline premiums as at year ended 31 December 2022 was USD 1,500 thousand (2021: USD 1,379 thousand).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

3.	CASH AT BANKS

(a)	CASH AND CASH EQUIVALENTS

	2022	2021
	USD ’000	USD ’000
Cash and bank balances*	82,969	205,866
Deposits with original maturities of three months or less	54,974	36,280
	137,943	242,146

*	This item includes restricted cash in the amount of USD 10,800 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business (2021: USD 5,400 thousand). In addition, this item includes a restricted call deposit in the amount of USD 5,000 thousand (2021: USD 5,000 thousand) placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is recognised as a liability and transferred to the reinsurance company on a semi-annual basis.

(b)	TERM DEPOSITS

	2022	2021
	USD ’000	USD ’000
Deposits with original maturities over three months and less than one year	265,691	136,278
Deposits with original maturities over one year	31,335	43,688
	297,026	179,966

The deposits are denominated in US Dollars and other US Dollars pegged currencies, Pound Sterling, Euro and Australian Dollars. All deposits earned interest in the range between 0.6%-6.1% (2021: 0.4%-3.0%) and are held for varying periods between three months up to 2 years depending on the immediate cash requirements of the Group.

4.	INSURANCE RECEIVABLES

	2022	2021
	USD ’000	USD ’000
Receivables from insurance companies and intermediaries	202,357	193,701
Less: Expected credit losses on insurance receivables	(17,510)	(14,356)
	184,847	179,345

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The movement in the expected credit losses is as follows:

	2022	2021
	USD ’000	USD ’000
Opening balance	14,356	9,235
Provision for the year	3,154	5,181
Write-offs	-	(60)
Ending balance	17,510	14,356

Insurance receivables are non-interest bearing. The Group does not obtain collateral over insurance receivables.

5.	INVESTMENTS

The details of the Group’s financial investments for the years 2022 and 2021 are as follows:

	2022
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ’000	USD ’000	USD ’000	USD ’000

Unquoted bonds*	2,623	-	-	2,623
Quoted bonds	-	489,081	-	489,081
Quoted funds and alternative investments	-	-	12,237	12,237
Quoted equities	-	10,845	13,201	24,046
Unquoted equities**	-	7,364	-	7,364
Expected credit losses and impairment	(629)	-	-	(629)
	1,994	507,290	25,438	534,722

	2021
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	USD ’000	USD ’000	USD ’000	USD ’000

Unquoted bonds*	2,934	-	-	2,934
Quoted bonds	-	418,445	-	418,445
Quoted funds and alternative investments	-	-	14,377	14,377
Quoted equities	-	13,721	14,162	27,883
Unquoted equities**	-	7,046	-	7,046
Expected credit losses and impairment	(463)	-	-	(463)
	2,471	439,212	28,539	470,222

*	In 2021, this included an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ’Specialized Investment Compound Co.’ a local company based in Jordan with a maturity date of 22 February 2016. The said company is currently under liquidation, due to which 85% of original bond holdings with nominal value amounting to USD 1,236 thousand were not paid on that maturity date.

This bond is backed up by collateral in the form of real estate properties. However, the Group management has provided USD 622 thousand which fully covers the remaining amount of the bond at as 31 December 2022 (2021: USD 441 thousand).

**	The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 6,990 thousand (2021: USD 6,614 thousand) and USD 374 thousand (2021: USD 432 thousand). As at 31 December 2022 and 2021, the Group has measured the fair value of the unquoted investment valued at USD 6,990 thousand (2021: USD 6,614 thousand) by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

As at 31 December 2022 and 2021, the Group has measured the fair value of the unquoted investment valued at USD 374 thousand (31 December 2021: USD 432 thousand), by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation.

There are no active markets for these investments.

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:

	2022	2021
	USD ’000	USD ’000

Opening balance	463	397
Addition of provision for investment held at amortized cost	166	66
Ending balance	629	463

The addition of allowance for bonds at FVTOCI for the year 2022 of USD 138 thousand (see note 23) does not change the carrying amount of these investments (which are measured at fair value but gives rise to an equal and opposite gain in OCI).

The table below shows the sensitivity of the fair value of Level 3 financial assets as at 31 December 2022, 2021 and 2020:

	%	Positive impact	Negative impact	Valuation variables
		USD ’000	USD ’000
2022	+/- 10	724	(724)	Market multiples applied to a range of financial performance measures***
2021	+/- 10	663	(663)	Market multiples applied to a range of financial performance measures
2020	+/- 10	701	(701)	Market multiples applied to a range of financial performance measures And market multiples applied to implied value in a recent official sale offer

***	As at 31 December 2022, the fair value measurement of the unquoted equity investment valued at USD 6,990 thousand (2021: USD 6,614 thousand) (2020: USD 6,314 thousand) was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 7,714 thousand to USD 6,266 thousand (2021: USD 7,277 thousand to USD 5,951 thousand) (2020: USD 5,612 thousand to USD 7,015 thousand).

6.	INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:

	Country of incorporation	Ownership
		2022	2021
Star Rock SAL Lebanon	Lebanon	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%

Movement on investments in associates is as follows:

	2022	2021
	USD ’000	USD ’000
Opening balance	5,693	11,583
Opening balance adjustments for hyperinflation and effect of movements in exchange rates recognised in other comprehensive income	147	1,358
Adjusted opening balance	5,840	12,941

Share of associated companies’ financial results	(48)	(227)
Investment properties fair value adjustment	257	(7,021)
Share of profit (loss) from associates	209	(7,248)
Ending balance	6,049	5,693

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The inflation in Lebanon has increased significantly in prior years, and the underlying quantitative and qualitative indicators following the deteriorating economic conditions and currency controls support the conclusion that Lebanon is a hyperinflationary economy.

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

	2022
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Current assets	8	9	7	438	462
Non-current assets	1,999	1,390	2,231	14,585	20,205
Current liabilities	(25)	(18)	(30)	(167)	(240)
Non-current liabilities	(273)	(288)	(210)	(1,155)	(1,926)
Net assets	1,709	1,093	1,998	13,701	18,501
The Group’s share of net assets	559	357	653	4,480	6,049

	2021
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Current assets	7	11	3	344	365
Non-current assets	1,870	1,287	2,091	13,538	18,786
Current liabilities	(120)	(148)	(29)	(182)	(479)
Non-current liabilities	(152)	(152)	(151)	(805)	(1,260)
Net assets	1,605	998	1,914	12,895	17,412
The Group’s share of net assets	525	326	626	4,216	5,693

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The following table includes summarized information of the Group’s share of profit (loss) from associates for years 2022, 2021 and 2020.

	2022
	Star Rock SAL Lebanon	Sina SAL Lebanon	Silver Rock SAL Lebanon	Golden Rock SAL Lebanon	Total
Associates’ revenues and results:	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Revenues	4	-	6	526	536
Net income	81	85	33	439	638
The Group’s share of profit	26	28	11	144	209

	2021
Associates’ revenues and results:	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Revenues	11	-	2	422	435
Net loss	(2,456)	(2,007)	(2,608)	(15,095)	(22,166)
The Group’s share of loss	(803)	(656)	(853)	(4,936)	(7,248)

	2020
Associates’ revenues and results:	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Revenues	47	4	41	750	842
Net loss	(492)	(340)	(620)	(3,071)	(4,523)
The Group’s share of loss	(161)	(111)	(203)	(1,004)	(1,479)

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

The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited information available under the prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since the majority of property owners are only accepting payments in US Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market at year end 2022, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

All the investment properties generated rental income during the current year and the prior years, except for Sina SAL which did not generate rental income during 2022 and 2021.

The sensitivity of the Group’s consolidated statement of income for the years 2022, 2021 and 2020 to the change in the price used for the valuation of the investment properties owned by the associates was as follows:

		Impact on consolidated statement of income for the change in price per square meter
	%	Increase	Decrease
		USD ’000	USD ’000
2022	+/- 20	1,480	(1,480)
2021	+/- 20	1,511	(1,511)
2020	+/- 20	1,773	(1,773)

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

7.	OUTSTANDING CLAIMS

Movement in outstanding claims

	2022			2021			2020
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
At the beginning of the year
Reported claims	306,946	(120,323)	186,623	312,334	(160,373)	151,961	292,722	(163,191)	129,531
Claims incurred but not reported	268,953	(61,925)	207,028	179,921	(27,112)	152,809	120,331	(13,021)	107,310
	575,899	(182,248)	393,651	492,255	(187,485)	304,770	413,053	(176,212)	236,841

Claims paid	(176,608)	71,004	(105,604)	(119,722)	32,411	(87,311)	(134,761)	51,018	(83,743)
Incurred claims*:
Provided during the year related to current accident year	273,738	(75,556)	198,182	257,233	(64,926)	192,307	225,950	(68,135)	157,815
(Released) provided during the year related to previous accident years	(38,459)	(2,023)	(40,482)	(53,867)	37,752	(16,115)	(11,987)	5,844	(6,143)
	235,279	(77,579)	157,700	203,366	(27,174)	176,192	213,963	(62,291)	151,672
At the end of the year	634,570	(188,823)	445,747	575,899	(182,248)	393,651	492,255	(187,485)	304,770

At the end of the year
Reported claims	308,591	(102,004)	206,587	306,946	(120,323)	186,623	312,334	(160,373)	151,961
Claims incurred but not reported	325,979	(86,819)	239,160	268,953	(61,925)	207,028	179,921	(27,112)	152,809
	634,570	(188,823)	445,747	575,899	(182,248)	393,651	492,255	(187,485)	304,770

*	The net claims and claim adjustment expenses include foreign exchange gain of USD 25,431 thousand (2021: gain of USD 6,131 thousand) (2020: loss of USD 5,744 thousand).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

Claims development

The following tables show the estimate of cumulative incurred claims, including both reported claims and claims incurred but not reported for each successive accident year at each statement of financial position date, together with cumulative payments to date.

Gross of reinsurance, the claims development table is as follows:

	All prior years	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

At end of accident year		122,323	128,498	133,595	159,549	152,384	174,601	175,094	278,298	196,709	150,800	225,950	257,233	273,738
One year later		108,523	106,567	119,425	155,958	114,972	160,100	173,369	309,258	219,593	143,093	219,794	216,610	-
Two years later		105,943	100,764	108,557	148,161	101,352	149,533	167,695	317,053	213,655	126,522	212,577	-	-
Three years later		100,572	110,286	110,046	142,309	92,846	145,921	158,572	317,778	191,253	141,382	-	-	-
Four years later		99,513	114,464	103,996	133,917	88,210	142,926	162,210	311,662	181,331	-	-	-	-
Five years later		101,599	110,266	104,541	132,992	85,621	142,478	162,215	313,214	-	-	-	-	-
Six years later		100,199	111,774	103,167	130,844	83,183	141,758	163,829	-	-	-	-	-	-
Seven years later		100,303	110,644	97,918	130,616	82,709	142,306	-	-	-	-	-	-	-
Eight years later		100,073	111,028	97,998	130,374	83,584	-	-	-	-	-	-	-	-
Nine years later		100,120	111,198	98,088	128,905	-	-	-	-	-	-	-	-	-
Ten years later		99,972	109,706	99,481	-	-	-	-	-	-	-	-	-	-
Eleven years later		100,497	109,466	-	-	-	-	-	-	-	-	-	-	-
Twelve years later		100,525	-	-	-	-	-	-	-	-	-	-	-	-
Current estimate of cumulative claims incurred	309,813	100,525	109,466	99,481	128,905	83,584	142,306	163,829	313,214	181,331	141,382	212,577	216,610	273,738	2,476,761
Cumulative payments to date	308,203	100,214	104,190	97,847	128,644	83,656	137,810	157,668	289,721	153,435	94,133	103,433	65,356	17,881	1,842,191
Gross liability included in the consolidated statement of financial position															634,570

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

Net of reinsurance, the claims development table is as follows:

	All prior years	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

At end of accident year		71,380	76,231	100,119	123,553	115,851	92,893	98,771	110,341	94,266	124,356	157,815	192,307	198,182
One year later		63,488	60,555	88,131	121,694	90,078	86,991	94,055	117,163	105,797	115,739	155,639	162,882	-
Two years later		62,020	59,556	78,090	120,600	79,209	79,846	90,077	116,435	108,521	100,104	145,935	-	-
Three years later		58,897	60,662	81,521	117,084	73,250	75,311	85,366	113,949	112,970	107,039	-	-	-
Four years later		58,182	62,272	77,268	109,460	70,070	73,132	89,184	112,040	103,066	-	-	-	-
Five years later		60,146	59,826	77,798	107,701	66,693	72,641	89,230	111,805	-	-	-	-	-
Six years later		58,648	60,329	76,773	107,500	65,626	71,945	89,817	-	-	-	-	-	-
Seven years later		58,726	58,084	71,644	107,269	65,482	72,372	-	-	-	-	-	-	-
Eight years later		58,540	57,329	71,620	107,059	66,363	-	-	-	-	-	-	-	-
Nine years later		58,590	57,425	71,745	105,598	-	-	-	-	-	-	-	-	-
Ten years later		58,460	57,398	73,135	-	-	-	-	-	-	-	-	-	-
Eleven years later		58,859	57,251	-	-	-	-	-	-	-	-	-	-	-
Twelve years later		58,882	-	-	-	-	-	-	-	-	-	-	-	-
Current estimate of cumulative claims incurred	198,161	58,882	57,251	73,135	105,598	66,363	72,372	89,817	111,805	103,066	107,039	145,935	162,882	198,182	1,550,488
Cumulative payments to date	196,772	58,616	55,660	71,567	105,394	65,750	69,390	85,190	99,912	83,850	74,434	70,647	52,682	14,877	1,104,741
Net liability included in the consolidated statement of financial position															445,747

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

8.	UNEARNED PREMIUMS

		2022		2021			2020
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

Opening balance	328,726	(64,124)	264,602	277,268	(50,077)	227,191	206,214	(33,917)	172,297
Premiums written	581,847	(186,483)	395,364	545,582	(162,973)	382,609	467,273	(128,863)	338,410
Premiums earned	(556,541)	180,088	(376,453)	(494,124)	148,926	(345,198)	(396,219)	112,703	(283,516)
	354,032	(70,519)	283,513	328,726	(64,124)	264,602	277,268	(50,077)	227,191

9.	DEFERRED EXCESS OF LOSS PREMIUMS

The movement in deferred excess of loss premiums in the consolidated statement of financial position is as follows:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Opening balance	17,238	17,095	15,173
Additions	46,776	38,207	40,726
Charged to consolidated statement of income under reinsures’ share of insurance premiums	(44,343)	(38,064)	(38,804)
Ending balance	19,671	17,238	17,095

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

10.	DEFERRED POLICY ACQUISITION COSTS

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Opening balance	64,842	55,172	41,713
Acquisition costs during the year	108,310	95,871	84,002
Charged to consolidated statement of income	(103,760)	(86,201)	(70,543)
Ending balance	69,392	64,842	55,172

11.	OTHER ASSETS

	2022	2021
	USD ’000	USD ’000
Accrued interest income	6,301	4,924
Prepaid expenses	3,331	1,746
Refundable deposits	124	123
Employees receivables	26	4
Funds held in trust accounts	2,852	2,818
Income tax receivables	563	130
Trade receivables	313	9
Investments proceeds receivables	324	-
Others	491	188
	14,325	9,942

The carrying values of the other assets above as at years ending 31 December 2022 and 2021 approximate fair value.

12.	INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	2022
	Commercial building	Lands*	Total
	USD ’000	USD ’000	USD ’000
Opening balance	15,683	625	16,308
Additions	10	-	10
Sale of investment properties	-	(625)	(625)
Fair value adjustment (see note 23)	(574)	-	(574)
Ending balance	15,119	-	15,119

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

	2021
	Commercial building	Lands*	Total
	USD ’000	USD ’000	USD ’000
Opening balance	18,168	1,844	20,012
Additions	36	-	36
Sale of investment properties	-	(1,128)	(1,128)
Transfer to property, premises and equipment	(1,312)	-	(1,312)
Fair value adjustment (see note 23)	(1,209)	(91)	(1,300)
Ending balance	15,683	625	16,308

*	In 2021, included within the investment properties (see note 12) were lands with a total amount of USD 625 thousand registered in the name of a former Director of the Group. The Group had obtained a proxy and has full control over these investment properties. These investment properties were sold during 2022 (see note 27).

In 2022, the Group sold the remaining plots with total carrying value of USD 625 thousand (2021: USD 1,128 thousand) and recognized a loss of USD 107 thousand (2021: loss of USD 8 thousand).

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

The sensitivity of the Group financial statements to the change in the price used for the valuation of the investment properties was as the following:

	%	Price per square meter	Impact on consolidated statement of income for the change in price per square meter
			Increase	Decrease
		USD	USD ’000	USD ’000
Commercial building

2022	+/- 10	845	1,511	(1,511)

2021	+/- 10	875	1,565	(1,565)

2020	+/- 10	1,016	1,816	(1,816)

	%	Price per square meter	Impact on consolidated statement of income for the change in price per square meter
			Increase	Decrease
		USD	USD ’000	USD ’000
Lands

2022	+/- 10	-	-	-

2021	+/- 10	168	62	(62)

2020	+/- 10	189	184	(184)

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

13.	PROPERTY, PREMISES AND EQUIPMENT

	Office buildings	Aircraft	Office furniture	Computers	Equipment	Leasehold improvements	Vehicles	Work in progress	Right of use assets	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Cost
At 1 January 2022	3,996	11,290	1,796	2,094	304	2,286	1,011	135	5,304	28,216
Additions	11	-	16	271	-	16	226	209	230	979
Transfers	-	-	10	143	-	26	-	(179)	-	-
Disposals	-	-	(2)	(18)	(23)	-	(109)	(2)	-	(154)
At 31 December 2022	4,007	11,290	1,820	2,490	281	2,328	1,128	163	5,534	29,041

Depreciation
At 1 January 2022	958	4,518	1,407	1,769	287	1,385	918	-	2,115	13,357
Deprecation for the year	64	903	70	243	7	233	71	-	797	2,388
Disposals	-	-	(2)	(18)	(23)	-	(109)	-	-	(152)
At 31 December 2022	1,022	5,421	1,475	1,994	271	1,618	880	-	2,912	15,593
Net carrying amount
At 31 December 2022	2,985	5,869	345	496	10	710	248	163	2,622	13,448

Cost
At 1 January 2021	2,681	11,290	1,678	1,862	293	1,419	1,011	76	4,035	24,345
Additions	4	-	103	160	12	98	-	1,109	1,269	2,755
Transfers	1,311	-	116	94	2	838	-	(1,050)	-	1,311
Disposals	-	-	(101)	(22)	(3)	(69)	-	-	-	(195)
At 31 December 2021	3,996	11,290	1,796	2,094	304	2,286	1,011	135	5,304	28,216

Depreciation
At 1 January 2021	923	3,615	1,440	1,605	284	1,318	871	-	1,121	11,177
Deprecation for the year	35	903	42	186	6	102	47	-	994	2,315
Disposals	-	-	(75)	(22)	(3)	(35)	-	-	-	(135)
At 31 December 2021	958	4,518	1,407	1,769	287	1,385	918	-	2,115	13,357
Net carrying amount
At 31 December 2021	3,038	6,772	389	325	17	901	93	135	3,189	14,859

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The depreciation of the aircraft for the year ended 31 December 2022 amounting to USD 903 thousand (2021: USD 903 thousand) (2020: USD 906 thousand) was allocated proportionally between the other expenses and general and administrative expenses based on the flight hours of chartered trips and business-related trips, respectively. The depreciation and amortization (see note 14) charges for the years 2022, 2021 and 2020 were allocated as follows:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000

Property, premises and equipment depreciation charge for the year	2,388	2,315	1,875
Intangible assets amortization charge for the year (see note 14)	1,282	1,248	737
Aircraft depreciation allocated to other expenses (see note 24)	(660)	(750)	(632)
Total depreciation and amortization allocated to G&A (see note 22)	3,010	2,813	1,980

Fully depreciated property, premises and equipment still in use amounted to USD 6,408 thousand as at 31 December 2022 (2021: USD 5,467 thousand).

14.	INTANGIBLE ASSETS

	2022				2021
	Computer software / licenses	Work in progress	Goodwill	Total	Computer software / licenses	Work in progress	Goodwill	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Cost
Beginning balance	7,437	6	41	7,484	6,584	-	-	6,584
Additions	11	506	-	517	853	6	41	900
Transfers	430	(430)	-	-	-	-	-	-
Ending balance	7,878	82	41	8,001	7,437	6	41	7,484

Amortization and impairment
Beginning balance	3,122	-	41	3,163	1,874	-	-	1,874
Additions	1,282	-	-	1,282	1,248	-	-	1,248
Impairment loss (see note 34)	-	-	-	-	-	-	41	41
Ending balance	4,404	-	41	4,445	3,122	-	41	3,163
Net carrying amount	3,474	82	-	3,556	4,315	6	-	4,321

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

15.	INSURANCE PAYABLES

	2022	2021
	USD ’000	USD ’000
Payables due to insurance companies and intermediaries	8,746	5,004
Reinsurers – amounts due in respect of ceded premium	78,066	84,515
	86,812	89,519

16.	OTHER LIABILITIES

	2022	2021
	USD ’000	USD ’000
Accounts payable	10,234	11,259
Accrued expenses and other accruals	14,674	12,773
Lease liabilities*	3,074	3,753
Income tax payable	1,114	1,254
	29,096	29,039

*	Set out below are the carrying amount of the Group’s lease liabilities and the movement during the year:

	2022	2021
	USD ’000	USD ’000
Opening balance	3,753	2,954
Additions	230	1,269
Interest expense (see note 22)	132	358
Payments	(1,041)	(783)
Foreign currency adjustment	-	(45)
Ending balance	3,074	3,753
Current	986	1,001
Non-current	2,088	2,752

The Group used discount rates ranging between 2.8%-6.0% (2021: 1.5%-4.1%) and the amount of the undiscounted lease liabilities was USD 3,216 thousand as at 31 December 2022 (2021: USD 4,142 thousand).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

17.	DERVIATIVE FINANCIAL LIABILITY

In connection with the Business Combination completed on 17 March 2020 (see note 33), the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (the “Private Warrants”).

No Public or Private Warrants (together, the “Warrants”) have been exercised or redeemed since originally issued and until the date of these consolidated financial statements.

Upon initial recognition on 17 March 2020, the fair value of the Warrants has been determined using a combination of a market approach and valuation technique used by an independent third-party valuation specialist (for further details refer to note 33). Based on that, the estimated fair value of the Warrants was USD 9,210 thousand.

The Private Warrants are registered for resale on the Group’s registration statement on Form F-3 and are freely tradable into the public market if holders want to sell them.

The Public Warrants and Private Warrants broadly have similar terms with certain differences in few features.

There are restrictions on the transfer of the Private Warrants. However, if they are transferred to an unrelated party, once a transfer is permitted the terms change such that they are identical to those of a Public Warrant. Accordingly, the Private Warrants are valued using the price as deemed equivalent to the fair value of the Public Warrants listed on Nasdaq.

The table below illustrates the movement on the Warrants during the year:

	2022	2021
	USD ’000	USD ’000

Fair value of Warrants at the beginning of the year	12,938	13,628
Change in fair value for the year	(2,933)	(690)
Fair value of Warrants at the end of the year	10,005	12,938

18.	UNEARNED COMMISSIONS

The movement in unearned commissions in the consolidated statement of financial position is as follows:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
As at 1 January	13,725	11,038	8,910
Commissions received	36,598	25,722	18,181
Commissions earned	(33,515)	(23,035)	(16,053)
As at 31 December	16,808	13,725	11,038

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

19.	EQUITY

Common shares

According to the Company’s Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at 31 December 2022, the issued share capital was 48,986,609 (31 December 2021: 48,880,441) (including 3,012,500 common shares (“Earnout Shares”) subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

The following table sets out the number of common shares issued and outstanding as at 31 December 2022 and 2021:

	2022
	No. of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,306,928	453
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (see note 32)	667,181	7
Common shares issued	48,986,609	490

	2021
	No. of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,471,084	455
Earnout shares* (par value of USD 0.01)	3,012,500	30
Restricted shares awards (par value of USD 0.01) (see note 32)	396,857	4
	48,880,441	489

*	The Earnout Shares are subject to vesting at stock prices ranges from USD 11.50 to 15.25. The Earnout Shares are considered outstanding shares and have dividend and voting rights, however, the Earnout Shares are non-transferable by their holders until they vest and, if the Earnout Shares do not vest on or prior to 17 March 2028, they will be cancelled by the Company.

Fair value reserve

The movement of this item is as follows:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Balance at the beginning of the year	8,215	18,160	4,274
Net change in fair value reserve during the year for bonds at fair value through OCI, net of tax	(45,135)	(9,240)	11,481
Net change in fair value reserve during the year for equities at fair value through OCI	(1,940)	(819)	(71)
Realized gain on sale of equities at fair value through other comprehensive income	19	-	2,341
ECL (release) charge transferred to consolidated statement of income	(138)	114	135
Balance at the end of the year	(38,979)	8,215	18,160

Foreign currency translation reserve

The foreign currency translation reserve is used to record the exchange difference arising from the translation of the financial statements of foreign subsidiaries and associates to the Group’s functional currency.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

20.	TREASURY SHARES

The former general shareholders of International General Insurance Holdings Limited - Dubai approved in its extraordinary meeting dated 24 November 2013 the purchase of the company’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 2,350 thousand treasury shares were purchased during 2019 which were recorded at an amount of USD 5,053 thousand. Total treasury shares amount as at 31 December 2019 was USD 20,103 thousand. During 2020, Treasury shares were eliminated as part of the Business Combination Agreement.

On 23 May 2022, the Group announced that the Board of Directors has approved a repurchase authorization of up to 5 million of its issued and outstanding common shares. This authorization, which does not have an expiration date, replaced the Group’s prior authorization of an aggregate consideration of up to USD 5,000 thousand, which was terminated. The table below illustrates the movement on the treasury shares during the year:

	2022
	Number of shares	USD ’000
Balance at the beginning of the year	-	-
Purchases	310,542	2,394
Cancellation	(308,874)	(2,380)
Balance at the end of the year	1,668	14

21.	CASH DIVIDENDS

Cash dividends declared and paid:

The Board of Directors resolved to pay the following dividends for the years 2022, 2021 and 2020:

●	On 14 November 2022: USD 491 thousand (Dividend per share: USD 0.01)

●	On 18 August 2022: USD 492 thousand (Dividend per share: USD 0.01)

●	On 19 May 2022: USD 493 thousand (Dividend per share: USD 0.01)

●	On 24 March 2022: USD 9,338 thousand (Dividend per share: USD 0.19)

●	On 12 August 2021: USD 7,821 thousand (Dividend per share: USD 0.16)

●	On 25 March 2021: USD 8,288 thousand (Dividend per share: USD 0.17)

●	On 13 August 2020: USD 4,360 thousand (Dividend per share: USD 0.09)

There are no cash dividends declared but not paid as at 31 December 2022, 2021 and 2020.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

22.	GENERAL AND ADMINISTRATIVE EXPENSES

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Human resources expenses	41,508	36,184	29,955
Business promotion, travel and entertainment	2,977	1,358	1,349
Statutory, advisory and rating	10,815	9,938	6,174
Information technology and software	4,387	3,123	2,719
Office operation	1,575	1,270	1,518
Depreciation and amortization (see note 13)	3,010	2,813	1,980
Impairment of goodwill (see note 34)	-	41	-
Interest expense arising from lease liabilities (see note 16)	132	358	203
Bank charges	244	128	122
Corporate expenses	2,805	3,733	2,903
	67,453	58,946	46,923

23.	NET INVESTMENT INCOME

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Interest income	20,381	14,049	12,169
Dividends from equities at FVTOCI	144	78	128
Dividends from equities at FVTPL	571	705	562

Realized gains and losses on investments

Realized loss on sale of bonds at FVTOCI	(619)	(88)	(411)
Realized (loss) gain on sale of FVTPL equities and mutual funds	(86)	396	1,599

Unrealized gains and losses on investments
Unrealized (loss) gain on revaluation of financial assets at FVTPL	(2,950)	3,089	(241)

Gains and losses from investments in properties

Realized loss on sale of investment properties	(107)	(8)	(213)
Fair value loss on investment properties (see note 12)	(574)	(1,300)	(2,007)
Rental income	156	163	190

Impairment and expected credit losses on investments
Reversal (charge) of expected credit loss on financial assets at FVOCI	138	(114)	(135)
Expected credit loss on financial assets at amortized cost	(166)	(66)	(129)

Investments custodian fees and other investments expenses	(524)	(870)	(1,545)
	16,364	16,034	9,967

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

24.	OTHER REVENUES (EXPENSES)

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Other revenues:
Chartered flights revenue	2,260	1,844	372
Gain on disposal of property, premises and equipment	26	-	-
	2,286	1,844	372
Other expenses:
Aircraft operational cost	(2,168)	(1,883)	(1,260)
Aircraft depreciation expense (see note 13)	(660)	(750)	(632)
Loss on disposal of property, premises and equipment	-	(60)	-
	(2,828)	(2,693)	(1,892)
25.	LISTING RELATED EXPENSES

Transaction costs incurred by the Group during 2020 mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous cost that are directly related to the listing transaction.

Transaction costs amounting to USD 3,366 thousand were charged to the consolidated statement of income for the year ended 31 December 2020.

26.	COMMITMENTS AND CONTINGENCIES

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

●	Letters of Credit amounting to USD 2,917 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2021: USD 6,550 thousand).

●	Letter of Guarantee amounting to USD 292 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (31 December 2021: USD 327 thousand).

●	In 2021, the Group signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of USD 1,250 thousand in five instalments over five years to support cancer research projects. As at 31 December 2022, the Group has paid USD 500 thousand and the remaining three instalments amounted to USD 750 thousand shall be made equally over the years from 2023 to 2025.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

27.	RELATED PARTIES

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

●	Compensation of key management personnel of the Group for the year ended 31 December 2022, consisting of salaries and benefits was USD 7,740 thousand (2021: USD 7,144 thousand) (2020: USD 5,764 thousand). Out of the total amount of key management personnel compensation, an amount of USD 1,906 thousand (2021: USD 1,352 thousand) (2020: USD 1,138 thousand) represents long-term benefits. Out of these long-term benefits in 2020, USD 887 thousand represent a phantom share option plan linked to the value of an ordinary share of the Group. The said plan was terminated during the year 2020 as a result of ‘change in control’ as defined in the plan whereby all outstanding phantom shares were immediately vested and exercisable on business combination date of 17 March 2020 (see note 33). All option holders have opted for cash payment of exercisable phantom shares per the terms of plan. In addition, USD 1906 thousand of long-term benefits represents earn out value of share-based expenses as of 31 December 2022 (2021: USD 1,352 thousand) (2020: USD 251 thousand) resulting from issuance of Restricted Shares Awards to key management personnel during the year pursuant to ‘International General Insurance Holdings Ltd. ’2020 Omnibus Incentive Plan’ (see note 32).

Post completion of the Business Combination, the Group has reviewed its list of ‘key management personnel’ in accordance with IAS 24 (Related Party Disclosures) requirements and accordingly considered the persons who were named as executive officers of the company with Nasdaq as ‘Key management personnel’. Those officers have the authority and responsibility for planning, directing, and controlling the activities of the Group. In addition, they represent the Group’s executive committee which acts in the capacity of chief operating decision maker (see note 31).

The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2022 was USD 481 thousand (2021: USD 417 thousand) (2020: USD 454 thousand).

●	In 2021, included within the investment properties (see note 12) were lands with a total amount of USD 625 thousand registered in the name of a former Director of the Group. The Group had obtained a proxy and has full control over these investment properties. These investment properties were sold during 2022.

●	In connection with the Business Combination (see note 33) the Group issued 4,000,000 warrants in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) (see note 17). As at 31 December 2022, none of the Warrants have been exercised or redeemed since originally issued.

●	On 24 March 2022, the Board of Directors approved the grant of 149,377 restricted shares to Wasef Jabsheh (the Chief Executive Officer and Chairman of the Board of Directors) pursuant to the Group’s 2020 Omnibus Incentive Plan (see note 32).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

28.	TAXATION

The components of income tax expense are as follows:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Current income tax:
Current income tax charge	2,592	2,052	2,374
Adjustments in respect of current income tax of prior years	(22)	97	(7)

Deferred tax:
Origination and reversal of temporary differences	(308)	(402)	(292)
Income tax charge for the year	2,262	1,747	2,075

The income tax expense appearing in the consolidated statement of income relate to the following subsidiaries:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000
Income tax expense for IGI Labuan – current year	57	71	66
Corporate tax for IGI Casablanca (Representative Office) – current year	1	7	6
Income tax credits for North Star Underwriting Limited – current year	(22)	(21)	(9)
Income tax expense for IGI UK – current year	2,556	1,995	2,311
Income tax (credit) expense for IGI UK – prior years	(22)	97	(7)
Addition of deferred tax assets for IGI Europe	(308)	(347)	-
Release of deferred tax liabilities for IGI UK	-	(55)	(292)
Income tax charge for the year	2,262	1,747	2,075

●	According to the Labuan Business Activity Tax Law, Labuan registered entities are subject to 3% tax on the audited net profits. In 2022, IGI Labuan recorded tax expense of USD 57 thousand representing 3% of the audited net profits (2021: USD 71 thousand) (2020: USD 66 thousand).

●	IGI Casablanca - Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

●	IGI UK and North Star Under Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law.

●	An increase from the current 19% UK corporation tax rate to 25%, effective from 1 April 2023, was announced in the Budget on 3 March 2021 and enacted on 10 June 2021. As a result, UK deferred tax balances have been revalued to take this rate change into account, where relevant.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

●	I.G.I Underwriting is a tax-exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan.

●	International General Insurance Holdings Ltd. is not subject to income tax according to the tax law in Bermuda.

●	International General Insurance Co. Ltd is a tax-exempt company according to the tax law in Bermuda.

●	International General Insurance Holdings Limited and International General Insurance Company (Dubai) Ltd. are not subject to income tax according to the tax law in UAE.

●	International General Insurance Company (Europe) SE (IGI Europe) is subject to the normal standard rate in Malta of 35%.

Reconciliation of tax expense and the accounting profit multiplied by the applicable tax rate is as follows:

	2022	2021	2020
	USD ’000	USD ’000	USD ’000

The Group profit before tax	87,727	45,443	29,326
Less: Profit related to non-taxable subsidiaries	(75,100)	(36,022)	(17,108)
Profit before tax for entities subject to corporate taxation	12,627	9,421	12,218
Profit multiplied by the standard rate of tax in the UK of 19% (2021:19%) (2020: 19%)	2,399	1,790	2,322

Net disallowed expenditure	(9)	(71)	(34)
Non-UK expenses not deductible for tax purposes / income not taxable	-	67	-
Fixed asset temporary differences not recognized for deferred tax	10	1	14
Other temporary differences not recognized for deferred tax	32	28	9
Adjustment in respect of prior years	(22)	97	(7)
Income tax credits for North Star Underwriting Limited – current year	-	-	(9)
IGI Labuan and IGI Casablanca current year tax charges	58	78	72
Other movements	-	1	-
Release of deferred tax liabilities for IGI UK	-	(55)	(292)
Difference in corporation tax rates	(206)	(189)	-
Income tax charge for the year	2,262	1,747	2,075

The following is the breakdown of the deferred tax assets and liabilities:

	2022	2021
	USD ’000	USD ’000
Deferred tax assets
Deferred tax assets related to unabsorbed losses for IGI Europe	779	471
Deferred tax assets related to the change in fair value of bonds at fair value through OCI for IGI UK	4,877	-
	5,656	471
Deferred tax liabilities
Deferred tax liabilities related to the change in fair value of bonds at fair value through OCI for IGI UK	-	14
	-	14

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The following is the movement on the deferred tax assets:

	2022	2021
	USD ’000	USD ’000
Balance at beginning of the year	471	-
Deferred tax assets resulting from acquisition of IGI Europe	-	124
Addition of deferred tax assets related to unabsorbed losses for IGI Europe	308	347
Addition of deferred tax assets related to the change in fair value of bonds at fair value through OCI for IGI UK	4,877	-
Ending balance	5,656	471

The following is the movement on the deferred tax liabilities:

	2022	2021
	USD ’000	USD ’000
Balance at beginning of the year	(14)	(55)
Release of deferred tax liabilities for IGI UK	14	55
Addition of deferred tax liabilities related to the change in fair value of bonds at fair value through OCI for IGI UK	-	(14)
Ending balance	-	(14)

29.	RISK MANAGEMENT

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

At 31 December 2022

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

Geographical concentration of risks

The Group’s insurance risk based on geographical concentration of risk is illustrated in the table below:

	2022		2021		2020
	Gross written premiums	Concentration	Gross written premiums	Concentration	Gross written premiums	Concentration
	USD ’000%		USD ’000%		USD ’000%
Africa	32,692	6	27,749	5	20,956	5
Asia	54,684	9	55,816	10	37,398	8
Australasia	19,474	3	23,454	4	19,104	4
Caribbean Islands	30,438	5	30,244	6	15,964	3
Central America	25,332	4	28,166	5	37,442	8
Europe	51,734	9	48,780	9	59,972	13
Middle East	58,893	10	53,564	10	48,401	10
North America	61,646	11	32,773	6	22,553	5
South America	20,701	4	20,718	4	20,548	4
UK	189,975	33	197,090	36	158,381	34
Worldwide	36,278	6	27,228	5	26,554	6
	581,847		545,582		467,273

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

Line of business concentration of risk

The Group’s insurance risk based on line of business concentration is illustrated in the table below:

	2022		2021		2020
	Gross written premiums	Concentration Percentage	Gross written premiums	Concentration Percentage	Gross written premiums	Concentration Percentage
	USD ’000%		USD ’000%		USD ’000%
Professional Lines	191,287	33	190,038	35	157,487	34
Financial Institutions	28,648	5	36,176	6	39,442	8
Marine Liability	3,666	1	3,339	1	4,613	1
Inherent Defects Insurance	8,608	1	9,978	2	8,935	2
Energy	117,322	20	104,015	19	91,742	19
Property	88,074	15	79,085	14	69,912	15
Engineering	31,208	5	31,137	6	17,924	4
Aviation	21,872	4	20,348	4	23,002	5
Ports & Terminals	27,263	5	29,600	5	25,875	6
Political Violence	11,461	2	9,263	2	8,271	2
Marine Cargo	10,533	2	5,091	1	752	-
Contingency	10,925	2	3,498	1	-	-
Reinsurance	30,980	5	24,014	4	19,318	4
	581,847		545,582		467,273

Sensitivities

The analysis below shows the estimated impact on gross and net insurance contracts claims liabilities and on profit before tax, of potential reserve deviations on ultimate claims development at gross and net level from that reported in the statement of financial position as at 31 December 2022 and 2021.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

	Gross Loss Sensitivity Factor	Impact of increase on gross outstanding claims	Impact of decrease on gross outstanding claims	Impact of increase on net outstanding claims	Impact of decrease on net outstanding claims	Impact of increase on profit before tax	Impact of decrease on profit before tax
	%	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
2022	7.5	47,955	(47,955)	33,647	(33,645)	(33,647)	33,645
2022	5	31,970	(31,970)	22,432	(22,430)	(22,432)	22,430

2021	7.5	41,368	(41,368)	30,063	(30,061)	(30,063)	30,061
2021	5	27,579	(27,579)	20,043	(20,040)	(20,043)	20,040

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

Details of maturities of the major classes of financial assets are as follows:

	Less than 1 year	1 to 5 years	More than 5 years	Non-interest- bearing items	Total
2022 -	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Financial assets at FVTPL	-	-	-	25,438	25,438
Financial assets at FVOCI	73,591	356,179	59,311	18,209	507,290
Financial assets at amortized cost	1,994	-	-	-	1,994
Cash and term deposits	387,834	47,135	-	-	434,969
	463,419	403,314	59,311	43,647	969,691
2021 -

Financial assets at FVTPL	-	-	-	28,539	28,539
Financial assets at FVOCI	43,978	261,293	113,174	20,767	439,212
Financial assets at amortized cost	2,471	-	-	-	2,471
Cash and term deposits	368,024	54,088	-	-	422,112
	414,473	315,381	113,174	49,306	892,334

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

	Decrease in basis points	Effect on profit / Equity before tax for the year
		USD ’000
2022	- 25	(2,108)
	- 50	(4,215)

2021	- 25	(1,593)
	- 50	(3,186)

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

At 31 December 2022

The following table demonstrates the sensitivity to a reasonably possible change in the USD exchange rate, with all other variables held constant, of the Group’s profit before tax (due to changes in the fair value of monetary assets and liabilities).

	Changes in currency rate to USD	Effect on profit/Equity before tax for the year
	%	USD ’000
2022
EUR	+10	146
GBP	+10	(4,079)

2021
EUR	+10	606
GBP	+10	(5,567)

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

The Group’s bank balances are maintained with a range of international and local banks in accordance with limits set by the board of directors. There are no significant concentrations of credit risk within the Group. The table below provides information regarding the credit risk exposure of the Group by classifying assets according to the Group’s credit rating of counterparties:

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ’000	USD ’000	USD ’000	USD ’000
2022
FVOCI - debts securities	486,574	2,507	-	489,081
Financial assets at amortized cost	-	1,994	-	1,994
Insurance receivables	-	116,319	68,528	184,847
Reinsurance share of outstanding claims	188,391	432	-	188,823
Deferred excess of loss premiums	-	19,671	-	19,671
Cash and cash equivalents	99,538	38,405	-	137,943
Term deposits	263,381	33,645	-	297,026
	1,037,884	212,973	68,528	1,319,385

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

	Investment grade	Non-investment grade (satisfactory)	In course of collection	Total
	USD ’000	USD ’000	USD ’000	USD ’000
2021
FVOCI - debts securities	418,240	205	-	418,445
Financial assets at amortized cost	-	1,979	492	2,471
Insurance receivables	-	113,294	66,051	179,345
Reinsurance share of outstanding claims	181,379	869	-	182,248
Deferred excess of loss premiums	-	17,238	-	17,238
Cash and cash equivalents	220,095	22,051	-	242,146
Term deposits	130,860	49,106	-	179,966
	950,574	204,742	66,543	1,221,859

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

The schedule below shows the distribution of bonds and debt securities with fixed interest rate according to the international agencies classification:

Rating grade	Bonds	Unquoted bonds	Total
	USD ’000	USD ’000	USD ’000
2022
AAA	4,628	-	4,628
AA	45,513	-	45,513
A	289,431	-	289,431
BBB	147,002	-	147,002
BB	203	-	203
Not rated	2,304	1,994	4,298
Total	489,081	1,994	491,075

Rating grade	Bonds	Unquoted bonds	Total
	USD ’000	USD ’000	USD ’000
2021
AAA	3,363	-	3,363
AA	20,803	-	20,803
A	220,258	-	220,258
BBB	166,789	-	166,789
BB	7,027	-	7,027
B	205	-	205
Not rated	-	2,471	2,471
Total	418,445	2,471	420,916

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The schedule below shows the geographical distribution of bonds and debt securities with fixed interest rate:

Country	Total
2022	USD ’000

Australia	9,723
Bahrain	4,008
Belgium	956
Bermuda	1,998
Canada	11,563
Chile	461
China	48,300
Finland	3,568
France	24,001
Germany	17,146
Hong Kong	3,200
India	2,870
Italy	1,943
Japan	12,566
Jordan	2,923
KSA	14,528
Kuwait	1,763
Malaysia	6,415
Mexico	1,576
Netherlands	7,475
Norway	1,927
Qatar	42,474
Singapore	8,601
South Korea	11,554
Spain	6,240
Sweden	3,574
Switzerland	9,763
Taiwan	2,415
UAE	31,429
UK	50,697
USA	145,418
Total	491,075

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

Country	Total
2021	USD ’000

Australia	9,632
Bahrain	4,618
Belgium	1,112
Bermuda	2,301
Canada	8,384
China	51,664
Finland	2,951
France	11,266
Germany	17,483
India	3,206
Japan	11,951
Jordan	2,471
KSA	15,042
Kuwait	3,464
Luxembourg	687
Malaysia	6,574
Mexico	2,326
Netherlands	5,051
Oman	1,122
Qatar	47,700
Russia	1,948
Singapore	3,069
South Korea	7,635
Spain	1,377
Sweden	2,528
Switzerland	5,063
Taiwan	2,991
UAE	18,388
UK	51,049
USA	113,308
Virgin Islands (British)	4,555
Total	420,916

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

At 31 December 2022

The following table demonstrates the sensitivity of the profit for the period and the cumulative changes in fair value to reasonably possible changes in equity prices, with all other variables held constant. The effect of decreases in equity prices is expected to be equal and opposite to the effect of the increases shown.

	Change in equity price	Effect on profit before tax for the year	Effect on Equity
2022		USD ’000	USD ’000

Amman Stock Exchange	+5%	40	40
Saudi Stock Exchange	+5%	-	389
Qatar Stock Exchange	+5%	46	46
Abu Dhabi Security Exchange	+5%	70	70
New York Stock Exchange	+5%	131	166
Kuwait Stock Exchange	+5%	-	7
London Stock Exchange	+5%	322	367
Other quoted	+5%	52	118

	Change in equity price	Effect on profit before tax for the year	Effect on Equity
2021		USD ’000	USD ’000

Amman Stock Exchange	+5%	40	40
Saudi Stock Exchange	+5%	-	511
Qatar Stock Exchange	+5%	23	23
Abu Dhabi Security Exchange	+5%	76	76
New York Stock Exchange	+5%	175	202
Kuwait Stock Exchange	+5%	-	9
London Stock Exchange	+5%	330	382
Other quoted	+5%	782	871

The Group also has unquoted investments carried at fair value determined based on valuation techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The table below summarizes the maturity profile of the Group’s financial liabilities at 31 December based on contractual undiscounted payments:

	Less than one year	More than one year	Total
2022	USD ’000	USD ’000	USD ’000

Gross outstanding claims	268,356	366,214	634,570
Gross unearned premiums	268,010	86,022	354,032
Insurance payables	81,812	5,000	86,812
Other liabilities	27,057	2,181	29,238
Derivative financial liability*	-	10,005	10,005
Unearned commissions	15,927	881	16,808
Total liabilities	661,162	470,303	1,131,465

2021

Gross outstanding claims	210,691	365,208	575,899
Gross unearned premiums	251,691	77,035	328,726
Insurance payables	84,519	5,000	89,519
Other liabilities	26,357	3,071	29,428
Derivative financial liability*	-	12,938	12,938
Unearned commissions	12,285	1,440	13,725
Total liabilities	585,543	464,692	1,050,235

*	There is no contractual obligation to settle the Warrants in cash.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

Maturity analysis of assets and liabilities

The table below shows analysis of assets and liabilities analyzed according to when they are expected to be recovered or settled:

	2022
	Less than one year	More than one year	No term	Total
	USD ’000	USD ’000	USD ’000	USD ’000
ASSETS
Cash and cash equivalents	122,143	15,800	-	137,943
Term deposits	265,691	31,335	-	297,026
Insurance receivables	179,229	5,618	-	184,847
Investments	75,585	415,490	43,647	534,722
Investments in associates	-	-	6,049	6,049
Reinsurance share of outstanding claims	91,520	97,303	-	188,823
Reinsurance share of unearned premiums	67,772	2,747	-	70,519
Deferred excess of loss premiums	19,671	-	-	19,671
Deferred policy acquisition costs	45,961	23,431	-	69,392
Deferred tax assets	419	5,237	-	5,656
Other assets	14,325	-	-	14,325
Investment properties	-	-	15,119	15,119
Property, premises and equipment	-	13,448	-	13,448
Intangible assets	-	3,556	-	3,556
TOTAL ASSETS	882,316	613,965	64,815	1,561,096

LIABILITIES AND EQUITY
LIABILITIES
Gross outstanding claims	268,356	366,214	-	634,570
Gross unearned premiums	268,010	86,022	-	354,032
Insurance payables	81,812	5,000	-	86,812
Other liabilities	27,008	2,088	-	29,096
Derivative financial liability	-	10,005	-	10,005
Unearned commissions	15,927	881	-	16,808
TOTAL LIABILITIES	661,113	470,210	-	1,131,323
EQUITY
Common shares at par value	-	-	490	490
Share premium	-	-	159,918	159,918
Treasury shares	-	-	(14)	(14)
Foreign currency translation reserve	-	-	1,083	1,083
Fair value reserve	-	-	(38,979)	(38,979)
Retained earnings	-	-	307,275	307,275
TOTAL EQUITY	-	-	429,773	429,773

TOTAL LIABILITIES AND EQUITY	661,113	470,210	429,773	1,561,096

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

	2021
	Less than one year	More than one year	No term	Total
	USD ’000	USD ’000	USD ’000	USD ’000
ASSETS
Cash and cash equivalents	231,746	10,400	-	242,146
Term deposits	136,278	43,688	-	179,966
Insurance receivables	171,132	8,213	-	179,345
Investments	44,470	376,446	49,306	470,222
Investments in associates	-	-	5,693	5,693
Reinsurance share of outstanding claims	71,199	111,049	-	182,248
Reinsurance share of unearned premiums	59,235	4,889	-	64,124
Deferred excess of loss premiums	17,206	32	-	17,238
Deferred policy acquisition costs	43,785	21,057	-	64,842
Deferred tax assets	45	426	-	471
Other assets	9,942	-	-	9,942
Investment properties	-	-	16,308	16,308
Property, premises and equipment	-	14,859	-	14,859
Intangible assets	-	4,321	-	4,321
TOTAL ASSETS	785,038	595,380	71,307	1,451,725

LIABILITIES AND EQUITY
LIABILITIES
Gross outstanding claims	210,691	365,208	-	575,899
Gross unearned premiums	251,691	77,035	-	328,726
Insurance payables	84,519	5,000	-	89,519
Other liabilities	26,287	2,752	-	29,039
Derivative financial liability	-	12,938	-	12,938
Deferred tax liabilities	-	14	-	14
Unearned commissions	12,285	1,440	-	13,725
TOTAL LIABILITIES	585,473	464,387	-	1,049,860
EQUITY
Common shares at par value	-	-	489	489
Share premium	-	-	159,545	159,545
Foreign currency translation reserve	-	-	992	992
Fair value reserve	-	-	8,215	8,215
Retained earnings	-	-	232,624	232,624
TOTAL EQUITY	-	-	401,865	401,865

TOTAL LIABILITIES AND EQUITY	585,473	464,387	401,865	1,451,725

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

Capital comprises issued share capital, common shares, share premium, additional paid in capital, treasury shares, foreign currency translation reserve, fair value reserve, and retained earnings and is measured at USD 429,773 thousand as at 31 December 2022 (2021: USD 401,865 thousand).

The capital requirements imposed on the Group’s regulated entities are as follows:

International General Insurance Co. Ltd (Bermuda)

The Bermuda Insurance Act 1978 and Related Regulations (the Act) requires the Company to meet a minimum solvency margin. The Company has met the minimum solvency margin requirement at 31 December 2022 and 2021. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. This ratio was met at 31 December 2022 and 2021.

Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the Bermuda Monetary authority (“BMA”) annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at 31 December 2022 and 2021, the Company met its ECR.

International General Insurance Company (UK) Limited

The Company is regulated by the Prudential Regulation Authority (“PRA”) and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities.

Since 1 January 2016 the Company has been subject to the Solvency II regime and is required to meet a Solvency Coverage Ratio (“SCR”) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.

The Company has met all requirements for the years ended 31 December 2022 and 2021.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

As at 31 December 2022 and 2021, the Branch met the minimum solvency margin requirements.

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

The Company has met all requirements for the year ended 31 December 2022.

Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

	2022
	Level 1	Level 2	Level 3	Total
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
FVTPL	13,201	12,237	-	25,438
Quoted equities at FVOCI	10,845	-	-	10,845
Quoted bonds at FVOCI	100,966	388,115	-	489,081
Unquoted equities at FVOCI*	-	-	7,364	7,364
Investment properties	-	-	15,119	15,119
	125,012	400,352	22,483	547,847
Liabilities measured at fair value:
Derivative financial liability	-	10,005	-	10,005

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

During 2022, the management started to use a set of standard rules that are designed to function as market consensus for determining fair value levels. Accordingly, quoted bonds at fair value through other comprehensive income amounting to USD 223,958 thousand were transferred from level 1 to level 2 as at 31 December 2022. In addition, quoted bonds at fair value through other comprehensive income amounting to USD 1,576 thousand were transferred from level 2 to level 1 as at 31 December 2022. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.

There were no transfers into or out of Level 3 during the year 2022.

	2021
	Level 1	Level 2	Level 3	Total
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
FVTPL	14,162	14,377	-	28,539
Quoted equities at FVOCI	13,721	-	-	13,721
Quoted bonds at FVOCI	356,141	62,304	-	418,445
Unquoted equities at FVOCI*	-	-	7,046	7,046
Investment properties	-	-	16,308	16,308
	384,024	76,681	23,354	484,059
Liabilities measured at fair value:
Derivative financial liability	-	12,938	-	12,938

The management has refined the criteria for financial assets being allocated to level 1, accordingly, USD 14,377 thousand and USD 62,304 thousand of financial assets through profit or loss and quoted bonds at fair value through other comprehensive income, respectively, were transferred out of level 1 to level 2.

Derivative financial liability was transferred from level 1 to level 2 due to lack of sufficient trading volume at year end 2021.

There were no transfers into or out of Level 3 during the year 2021.

*	Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	2022	2021
	USD ’000	USD ’000

Balance at the beginning of the year	7,046	6,748
Total gains recognized in OCI	318	298
Balance at the end of the year	7,364	7,046

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

As at 31 December 2022, the earnout shares and restricted share awards were unvested, however, since these shares contain a nonforfeitable rights to dividends, whether paid or unpaid, they are considered as participating securities and hence included in the computation of both basic and diluted earnings per share.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

At the closing of the Business Combination the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (see note 17 and 33). The Warrants were not included in the calculation of the diluted earnings per shares, as the average market price of ordinary shares during the year has not exceeded the exercise price of the Warrants and therefore their effect would be antidilutive.

The following table shows the calculation of the basic and diluted earnings per share for the years ended 31 December 2022, 2021 and 2020.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2022	2021	2020

Profit for the year (USD ’000)	85,465	43,696	27,251
Less: profit attributable to the Earnout Shares (USD ’000)	5,256	2,693	1,690
Less: profit attributable to the Restricted Shares Awards (USD ’000)	1,164	355	75
Net profit available to common shareholders (USD ’000)	79,045	40,648	25,486
Weighted average number of shares – basic and diluted	45,546,272	45,470,961	43,047,915
Basic and diluted earnings per share (USD)	1.74	0.89	0.59

31. SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Each of the business lines in which the Group operates are considered operating segments.

The Group has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements:

1)	Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

2)	Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of short-term nature with respect to related claims).

3)	Reinsurance which covers the inward reinsurance treaty and is a single operating segment.

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

(a)	Segment disclosure for the Group’s consolidated operations is as follows:

	2022
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Underwriting revenues
Gross written premiums	232,209	318,658	30,980	581,847	-	581,847
Reinsurer’s share of insurance premiums	(64,115)	(122,368)	-	(186,483)	-	(186,483)
Net written premiums	168,094	196,290	30,980	395,364	-	395,364
Net change in unearned premiums	(685)	(17,503)	(723)	(18,911)	-	(18,911)
Net premiums earned	167,409	178,787	30,257	376,453	-	376,453

Underwriting deductions
Net policy acquisition expenses	(33,103)	(31,555)	(5,587)	(70,245)	-	(70,245)
Net claims and claim adjustment expenses	(50,599)	(89,994)	(17,107)	(157,700)	-	(157,700)
Net underwriting results	83,707	57,238	7,563	148,508	-	148,508

General and administrative expenses	-	-	-	-	(67,453)	(67,453)
Net investment income	-	-	-	-	16,364	16,364
Share of profit from associates	-	-	-	-	209	209
Impairment loss on insurance receivables	-	-	-	-	(3,154)	(3,154)
Other revenues	-	-	-	-	2,286	2,286
Other expenses	-	-	-	-	(2,828)	(2,828)
Change in fair value of derivative financial liability	-	-	-	-	2,933	2,933
Loss on foreign exchange	-	-	-	-	(9,138)	(9,138)
Profit (loss) before tax	83,707	57,238	7,563	148,508	(60,781)	87,727
Income tax	-	-	-	-	(2,262)	(2,262)
Profit for the year	83,707	57,238	7,563	148,508	(63,043)	85,465

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

	2021
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Underwriting revenues
Gross written premiums	239,531	282,037	24,014	545,582	-	545,582
Reinsurer’s share of insurance premiums	(61,808)	(101,165)	-	(162,973)	-	(162,973)
Net written premiums	177,723	180,872	24,014	382,609	-	382,609
Net change in unearned premiums	(10,209)	(26,865)	(337)	(37,411)	-	(37,411)
Net premiums earned	167,514	154,007	23,677	345,198	-	345,198

Underwriting deductions
Net policy acquisition expenses	(30,498)	(28,766)	(3,902)	(63,166)	-	(63,166)
Net claims and claim adjustment expenses	(86,196)	(72,599)	(17,397)	(176,192)	-	(176,192)
Net underwriting results	50,820	52,642	2,378	105,840	-	105,840

General and administrative expenses	-	-	-	-	(58,946)	(58,946)
Net investment income	-	-	-	-	16,034	16,034
Share of loss from associates	-	-	-	-	(7,248)	(7,248)
Impairment loss on insurance receivables	-	-	-	-	(5,181)	(5,181)
Other revenues	-	-	-	-	1,844	1,844
Other expenses	-	-	-	-	(2,693)	(2,693)
Change in fair value of derivative financial liability	-	-	-	-	690	690
Loss on foreign exchange	-	-	-	-	(4,897)	(4,897)
Profit (loss) before tax	50,820	52,642	2,378	105,840	(60,397)	45,443
Income tax	-	-	-	-	(1,747)	(1,747)
Profit for the year	50,820	52,642	2,378	105,840	(62,144)	43,696

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

	2020
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Underwriting revenues
Gross written premiums	210,477	237,478	19,318	467,273	-	467,273
Reinsurer’s share of insurance premiums	(37,182)	(91,681)	-	(128,863)	-	(128,863)
Net written premiums	173,295	145,797	19,318	338,410	-	338,410
Net change in unearned premiums	(31,880)	(22,588)	(426)	(54,894)	-	(54,894)
Net premiums earned	141,415	123,209	18,892	283,516	-	283,516

Underwriting deductions
Net policy acquisition expenses	(27,079)	(24,316)	(3,095)	(54,490)	-	(54,490)
Net claims and claim adjustment expenses	(88,776)	(56,614)	(6,282)	(151,672)	-	(151,672)
Net underwriting results	25,560	42,279	9,515	77,354	-	77,354

General and administrative expenses	-	-	-	-	(46,923)	(46,923)
Net investment income	-	-	-	-	9,967	9,967
Share of loss from associates	-	-	-	-	(1,479)	(1,479)
Impairment loss on insurance receivables	-	-	-	-	(2,861)	(2,861)
Other revenues	-	-	-	-	372	372
Other expenses	-	-	-	-	(1,892)	(1,892)
Listing related expenses	-	-	-	-	(3,366)	(3,366)
Change in fair value of derivative financial liability	-	-	-	-	(4,418)	(4,418)
Gain on foreign exchange	-	-	-	-	2,572	2,572
Profit (loss) before tax	25,560	42,279	9,515	77,354	(48,028)	29,326
Income tax	-	-	-	-	(2,075)	(2,075)
Profit for the year	25,560	42,279	9,515	77,354	(50,103)	27,251

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

(b)	Non – current operating assets information by geography for years ended 31 December 2022 and 2021 are as follows:

	2022	2021
	USD ’000	USD ’000

Middle East	29,334	32,165
North Africa	203	301
UK	2,470	2,968
Asia	8	31
Europe	20	23
North America	88	-
	32,123	35,488

Non-current assets for this purpose consist of property, premises and equipment, investment properties and intangible assets.

32.	SHARE-BASED PAYMENTS

On 3 June 2020, the Board of Directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the following awards may be granted:

●	Options to buy Common Shares (“Stock Options”), which may be either incentive stock options (“Incentive Stock Options” or “ISOs”) qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options (“Non-Qualified Stock Options” or “NQSOs”), which do not satisfy the requirements of Incentive Stock Options;

●	Share appreciation rights (“SARs”) (including tandem, non-tandem and limited SARs);

●	Restricted share awards (“Restricted Share Awards”);

●	Performance awards denominated in Common Shares or cash (“Performance Awards”);

●	Other share-based awards (“Other Share-Based Awards”), including but not limited to restricted share units (“RSUs”); and

●	Other cash-based awards (“Other Cash-Based Awards”).

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The movement on the number of restricted shares during the year is as follows:

	2022	2021
Balance at 1 January	396,857	134,500
Restricted shares granted	428,377	312,190
Restricted shares vested	(146,386)	(44,833)
Restricted shares forfeited	(11,667)	(5,000)
Balance at 31 December	667,181	396,857

The Company has applied the graded vesting method in recognition of share-based payment expense. Accordingly, the Company has assessed the expected length of service period from date of shares grant until end of each vesting period respectively and considered this to determine proportionate earnout shares at 31 December 2022 and 2021 attributed to each vesting tranche.

Number of earnout shares to be considered for accounting purposes at year end for each tranche are as follow:

			Earn out shares
	Grant	Days from grant date	From first vesting (tranche 1)	From second vesting (tranche 2)	From third vesting (tranche 3)	Total
31 December 2022
	7 October 2020 grant	816	-	(1,926)	20,005	18,079
	16 February 2021 grant	684	374	29,601	19,668	49,643
	31 March 2021 grant	641	317	25,013	15,955	41,285
	9 February 2022 grant	326	90,454	43,602	29,051	163,107
	24 March 2022 grant	283	49,443	21,679	13,869	84,991
	Total		140,588	117,969	98,548	357,105
31 December 2021
	7 October 2020 grant	451	1,019	33,635	18,627	53,281
	16 February 2021 grant	319	59,626	27,901	18,211	105,738
	31 March 2021 grant	276	43,746	18,914	12,065	74,725
	Total		104,391	80,450	48,903	233,744

Accordingly, total earnout shares of 357,105 at 31 December 2022 (2021: 233,744) are measured at the shares grant date fair value to arrive at expense recognized for the share-based payment. For the year ended 31 December 2022, share-based payments expense of USD 2,754 thousand (2021: USD 1,871 thousand) (2020: USD 450 thousand) was recorded in the consolidated statement of income with a corresponding credit to common shares and share premium as shown in the consolidated statement of changes in equity.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

The following table sets out the number of common shares issued in connection with the Business Combination:

	2020
	No. of shares	Par value of 0.01 USD
		USD ’000
Common shares issued to former shareholders of IGI	29,751,444	298
Common shares issued to former stockholders of Tiberius *	15,674,807	157
Unvested shares transferred to certain former shareholders of IGI	1,170,348	12
Unvested Tiberius Founder shares	1,842,152	18
	48,438,751	485

*	This item Includes 1,120,000 shares subject to one year lock-up restriction post Business Combination closing date.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

2)	In addition, on 17 March 2020 the Company issued 17,250,000 warrants, including (a) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (see note 17).

3)	Eliminated IGI issued share capital in the amount of USD 143,376 thousand that ceased to exist upon consummation of the Business Combination.

4)	Eliminated IGI treasury shares in the amount of USD 20,103 thousand.

5)	Eliminated IGI additional paid in capital in the amount of USD 2,773 thousand.

6)	Adjusted the share premium as a result of the issuance of the common shares and warrants.

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

At 31 December 2022

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

Based on the above, the following table summarizes the fair value of the equity instruments issued to Tiberius stockholders in connection with the Business Combination based on a market approach valuation:

	2020
Equity Instruments	No. of shares/ warrants	Fair value per share/ warrant	Fair value
		USD	USD ’000
Common shares	14,554,807	6.85	99,715
Vested Founder shares subject to one year lock-up restriction post Business Combination closing date	1,120,000	6.39	7,156
Unvested Tiberius Founder shares	1,842,152	3.48	6,407
Total Value of Consideration			113,278

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

The details of Tiberius net assets acquired are shown below:

Description	USD ’000
Cash proceeds received	120,821
Less: liabilities assumed in the form of the Public Warrants (12,750,000 Public Warrants at fair value of USD 0.53 per warrant)	(6,807)
Net assets acquired	114,014

The following table illustrates the difference between the total Value of Consideration and net assets acquired at the closing date of the Business Combination.

Description	USD ’000
Value of Consideration	113,278
Less: net assets acquired	(114,014)
Bargain	(736)

Listing Related Expenses

During the year ended 31 December 2020, the Group incurred listing expenses in the amount of USD 3,366 thousand which mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous costs that are directly related to the listing transaction.

34.	ACQUISITION OF A SUBSIDIARY

Following the United Kingdom’s (“UK”) decision to withdraw from the European Union (“EU”) (“Brexit”), the U.K. began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorized in one European Economic Area (“EEA”) member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorization. For firms based in the UK, this means the loss of access to EU markets. As of the end of the transition period, the Group’s subsidiary in UK has lost its passporting rights in the EU, such that it can no longer write insurance business in EEA countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive.

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

The strategy to purchase R&Q Epsilon, as opposed to incorporating a new subsidiary from afresh, was based on operational factors. R&Q Epsilon already had an operational UK based bank account and, given the requirement to use the Xchanging payment platform for broker-based business (especially where the Group is co-ensuring the European risks on global business), it was necessary for the Group to have an account for IGI Europe with a bank that is part of the LIPS (LPC Irrevocable Payment Scheme).

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

The Group accounted for the acquisition of R&Q Epsilon under IFRS 3 “Business Combinations”.

The book and fair values of the identifiable assets and liabilities of International General Insurance Company (Europe) SE as at the date of acquisition were:

	Book value	Fair value recognized on acquisition
	USD ’000	USD ’000
Assets
Insurance receivables and other assets	184	143
Bank Balances	6,054	6,054
	6,238	6,197
Liabilities
Insurance payables and other liabilities	(38)	(38)
	(38)	(38)
Total identifiable net assets at fair value	6,200	6,159

Goodwill arising on acquisition		41

Purchase consideration transferred	-	6,200

The movement on the goodwill during the year is as follows

2021
USD ’000
Balance at the beginning of the year	-
Goodwill arising from acquisition of a subsidiary	41
Impairment loss (see note 22)	(41)
Balance at the end of the year	-

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2022

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

Analysis of cash flows on acquisition:

2021
USD ’000
Balance at the beginning of the year	-
Goodwill arising from acquisition of a subsidiary	41
Impairment loss (see note 22)	(41)
Balance at the end of the year	-

On 13 July 2021, the Malta Financial Services Authority authorized IGI Europe to write insurance and reinsurance business.

35.	SUBSEQUENT EVENTS

In January 2023, the Group has repurchased 2,271,775 common shares in a privately negotiated transaction. The shares were repurchased at a price of USD 8.60 per share, for a total cost of USD 19,537 thousand. This transaction is part of the Group’s current common share repurchase authorization approved by the Board of Directors in May 2022.

International General Insurance Holdings Ltd.
Schedule I — Investments
As at December 31, 2022

Column A	Column B	Column C	Column D
Type of investment	Cost	Value	Amount at which shown in the balance sheet
	USD ’000	USD ’000	USD ’000
Fixed maturities:
Bonds:
Foreign governments	9,128	8,299	8,299
Public utilities	12,153	11,526	11,526
All other corporate bonds	493,939	454,355	454,355
Redeemable preferred stock	24,819	16,895	16,895
Total fixed maturities	540,039	491,075	491,075
Equity securities:
Common stocks:
Public utilities	20	19	19
Banks, trust and insurance companies	12,687	16,990	16,990
Industrial, miscellaneous and all other	10,778	10,384	10,384
Nonredeemable preferred stocks	8,421	4,017	4,017
Total equity securities	31,906	31,410	31,410
Other long-term investments	12,996	12,237	12,237
Real estate investments	18,673	15,119	15,119
Total investments	603,614	549,841	549,841

International General Insurance Holdings Ltd.
Schedule III — Supplementary Insurance Information
As At and For the Years Ended December 31, 2022, 2021 and 2020

Column A	Column B	Column C	Column D	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Deferred policy acquisition costs	Gross outstanding claims	Gross unearned premiums	Gross written premiums	Net investment income	Net claims and claim adjustment expenses	Net policy acquisition expenses	General and administrative expenses	Net written premiums
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
31 December 2022
Long-tail	39,726	320,809	166,049	232,209	—	(50,599)	(33,103)	—	168,094
Shorty-tail	29,102	274,148	183,237	318,658	—	(89,994)	(31,555)	—	196,290
Reinsurance	564	39,613	4,746	30,980	—	(17,107)	(5,587)	—	30,980
Corporate and other	—	—	—	—	16,364	—	—	(67,453)	—
Total	69,392	634,570	354,032	581,847	16,364	(157,700)	(70,245)	(67,453)	395,364

31 December 2021
Long-tail	39,154	298,469	173,399	239,531	—	(86,196)	(30,498)	—	177,723
Shorty-tail	25,044	243,841	150,570	282,037	—	(72,599)	(28,766)	—	180,872
Reinsurance	644	33,589	4,757	24,014	—	(17,397)	(3,902)	—	24,014
Corporate and other	—	—	—	—	16,034	—	—	(58,946)	—
Total	64,842	575,899	328,726	545,582	16,034	(176,192)	(63,166)	(58,946)	382,609

31 December 2020
Long-tail	N/A	N/A	N/A	210,477	—	(88,776)	(27,079)	—	173,295
Shorty-tail	N/A	N/A	N/A	237,478	—	(56,614)	(24,316)	—	145,797
Reinsurance	N/A	N/A	N/A	19,318	—	(6,282)	(3,095)	—	19,318
Corporate and other	N/A	N/A	N/A	—	9,967	—	—	(46,923)	—
Total	N/A	N/A	N/A	467,273	9,967	(151,672)	(54,490)	(46,923)	338,410

International General Insurance Holdings Ltd.
Schedule IV — Reinsurance
For the Years Ended December 31, 2022, 2021 and 2020

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
	USD ’000	USD ’000	USD ’000	USD ’000%
Property and casualty insurance
31 December 2022	299,382	(186,483)	282,465	395,364	71.4%
31 December 2021	278,886	(162,973)	266,696	382,609	69.7%
31 December 2020	243,270	(128,863)	224,003	338,410	66.2%

S-4