Form 20-F
period 2023-12-31
International General Insurance Holdings Ltd.
filed 2024-04-08
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 46,074,179

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates;

●	competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees;

●	changes in applicable laws or regulations;

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others;

●	the effects of the military conflict between Israel and Hamas and the humanitarian crisis resulting therefrom;

●	the inability to maintain the listing of the Company’s common shares on Nasdaq; and

●	other risks and uncertainties indicated in IGI’s filings with the SEC, including the risks discussed under the “Risk Factors” section and elsewhere in this annual report on Form 20-F.

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

IMPORTANT INFORMATION ABOUT U.S. GAAP AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (referred to in this annual report as “U.S. GAAP” or “GAAP”). We refer in various places within this annual report to core operating income and core operating return on average equity, which are non-GAAP measures that are more fully explained in “Operating and Financial Review and Prospects.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with U.S. GAAP.

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

“IGI Bermuda” means International General Insurance Co. Ltd.

“IGI Europe” means International General Insurance Company (Europe) Ltd

“IGI Nordic” means International General Insurance Company Nordic AS

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

Risks Relating to the Insurance and Reinsurance Industry

●	If our underwriters fail to assess accurately the underwritten risks or fail to comply with internal guidelines on underwriting, our premiums may prove to be inadequate to cover the losses associated with such risks.

●	The insurance and reinsurance industries are highly competitive.

●	Consolidation in the insurance and reinsurance industry could adversely impact us.

●	Our operating results are affected by the cyclicality of the insurance and reinsurance industry.

●	If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

●	The Company and its operating subsidiaries are subject to extensive laws and regulations. Any failure to comply with existing regulations or material changes in regulations could have a material adverse effect on us.

●	Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.

●	Public health crises, illness, epidemics or pandemics, including the COVID-19 pandemic, could adversely impact our business, operating results and financial condition.

●	Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder our flexibility and negatively affect our business opportunities.

●	Claims arising from catastrophic events are unpredictable and could be severe.

●	Changing climate conditions may increase the frequency and severity of catastrophic events and thereby adversely affect our business.

●	Our investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.

●	Emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, could have an adverse effect on our business.

Risks Relating to Our Business and Operations

●	If our loss reserves are insufficient, it will have a negative impact on our results.

●	Certain countries in which we operate are a high-risk environment for investment and business activities.

●	We are subject to laws relating to anti-corruption, anti-money laundering and economic sanctions.

●	We rely on brokers to source our business and we may suffer if our relationships with brokers deteriorate.

●	We could be materially adversely affected if agents and other producers exceed their underwriting authority or if our agents, insureds or other parties commit fraud or breach obligations owed to us.

●	We may be exposed to claims for large losses related to uncorrelated events that occur at the same time.

●	The availability of reinsurance and retrocessional coverage to limit our exposure to risks may be limited.

●	We may be faced with a liquidity shortfall following a large loss or a series of large losses due to the settlement of claims prior to the receipt of monies due under outwards reinsurance arrangements.

●	If our risk management and loss mitigation methods fail to adequately manage our exposure to losses, the losses we incur could be materially higher than our expectations.

●	Many of our assets are invested in fixed maturity securities and are subject to market fluctuations and global interest rates.

●	Losses on our investments may reduce our overall capital and profitability.

●	If our determination of the amount of allowances and impairments taken on our investments turns out to be incorrect, this could have a material adverse effect on our results of operations and financial condition.

●	A decline in the ratings of our operating subsidiaries could adversely affect our business.

●	The risk associated with underwriting treaty reinsurance business could adversely affect us.

●	Deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to our counterparties could adversely impact our financial condition and results of operations.

●	Our operating results may be adversely affected by the failure of policyholders, brokers or others to honor their payment obligations.

●	Our liquidity and counterparty risk exposures may be affected by the impairment of financial institutions.

●	We are exposed to credit risk in certain areas of our operations.

●	We may not be able to raise capital in the long term on favorable terms or at all.

●	We are involved in legal and other proceedings from time to time, which could damage our reputation.

●	Information technology systems that we use could fail or suffer a security breach, which could have a material adverse effect on us or result in the loss of sensitive information.

●	Our operating results may be adversely affected by an unexpected accumulation of attritional losses.

●	We are dependent on the use of third-party software, and any reduction in third-party product quality or failure to comply with our licensing requirements could have a material adverse effect on our business.

●	We are exposed to fluctuations in exchange rates which may adversely affect our operating results.

●	If actual renewals of our existing policies and contracts do not meet expectations, our future operating results could be materially adversely affected.

General Risk Factors

●	A prolonged recession or deterioration in macroeconomic conditions could adversely affect our business.

●	Changes in employment laws, taxation and compensation practice may limit our ability to attract senior employees.

●	Changes in the accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.

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

The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the war in Ukraine, the hostilities between Israel and Hamas and the effects of the COVID-19 pandemic, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide insurance and reinsurance capacity in markets and to consumers that we target, (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments or (iv) government intervention intended to protect consumers may restrict increases in premium rates.

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

The Company and its subsidiaries, branches and offices are subject to the laws and regulations of a number of jurisdictions worldwide, including Bermuda, the UK, Malaysia, Malta, Jordan, Morocco, Norway and the UAE. Existing laws and regulations, among other things, limit the amount of dividends that can be paid by our subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance subsidiaries.

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

Prior to January 1, 2023, the Company historically prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board. Beginning with its consolidated financial statements for fiscal periods ending after January 1, 2023, the Company has voluntarily changed its basis of accounting from IFRS to U.S. GAAP. This Form 20-F presents the Company’s audited financial statements in accordance with U.S. GAAP for the first time.

As a former preparer of IFRS financial statements, we have historically complied with IFRS 4, Insurance Contracts, which is applicable to the insurance industry. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, “Insurance Contracts”), which will have the effect of introducing fundamental changes to the reporting of insurance entities that prepare accounts according to IFRS. The effective date of IFRS 17 is for annual reporting periods beginning on or after January 1, 2023. Because the Company voluntarily changed its basis of accounting from IFRS to U.S. GAAP and presents its consolidated financial statements under U.S. GAAP effective January 1, 2023 (the “first reporting period”), the Company has discontinued the process of implementing IFRS 17.

The preparation of our consolidated financial statements in accordance with U.S. GAAP rather than IFRS has caused us to report results and could cause us to report results in the future which are different than what our results would have been had we continued to report in accordance with IFRS. Because our reported results for the year ended December 31, 2023 and for future periods may be different from our results had they been prepared under IFRS, you may not be able to meaningfully compare our prior financial statements under IFRS with our financial statements under U.S. GAAP.

In addition to the transitional adjustments arising from the change in the basis of accounting as described above, there have also been, and may continue to be, some reclassification adjustments to our balance sheet and income statement, without any impact on shareholders’ equity and net income.

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

Political initiatives to restrict free trade and close markets, such as the UK’s decision to withdraw from the EU on January 31, 2020 (“Brexit”) and the U.S. decision to withdraw from the Trans-Pacific partnership and renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and our business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to Brexit, in June 2021 we acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU, but also subjects us to regulation in the EU.

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

Global markets are also highly susceptible to other macroeconomic disruptions, such as, for example, regional military conflicts. In 2022, Russian military forces launched a military action in Ukraine. In 2023, a military conflict erupted between Israel and Hamas. These and similar sustained conflicts and disruptions in the world have continued to date. The length, impact, and outcome of these ongoing military conflicts is highly unpredictable and could lead to further significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in insurance claims related to losses incurred in connection with any of the above disruptions.

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

Any significant public health crises, epidemics or pandemics, such as the COVID-19 outbreak, could lead to significant volatility, uncertainty and disruption in the global economy. Turbulence in the financial markets, including due to public health crises, epidemics or pandemics, may limit our ability to access the credit or equity markets. Moreover, public health crises, epidemics or pandemics could also cause other adverse economic effects, such as changes in interest rates, reduced liquidity and/or otherwise contribute to a continued slowdown in global economic conditions. Extreme market volatility caused by public health crises, epidemics or pandemics may leave us unable to react to market events in a timely manner and consistently with our historical practices in dealing with more orderly markets. As a result of public health crises, we may also face increased costs associated with claims under our policies, an increased number of customers experiencing difficulty paying premiums or policies being designated as “no lapse” for periods of time. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our policies, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance.

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

The Group holds a 32.7% equity ownership interest in several companies located in Beirut and registered in Lebanon, with the Group’s investment amounting to $3.5 million as of December 31, 2023. These companies are engaged in the leasing of commercial buildings which are in the nature of investment property. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited amount of information available under prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since most property owners only accept payments in U.S. Dollar and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market as of December 31, 2023, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.

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

Our most significant catastrophe exposures are set forth below:

Natural catastrophes. The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes, including but not limited to the impact of global warming. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017. Significant natural catastrophes affecting IGI in the recent past have included Hurricane Maria, Hurricane Irma and the September 2017 earthquake in Mexico. Our most significant claims relating to natural catastrophes, net of reinsurance, during the recent past have included claims relating to the Mexican floods and Hurricane Dorian in the Bahamas in 2019, the Puerto Rico Earthquake and Hurricane Laura in the state of Louisiana in the United States in 2020, Hurricane Ida and the European Floods in 2021 and Hurricane Ian and Australia Floods in 2022. In 2023, the Turkey Earthquake and Cyclone Gabrielle resulted in gross and net reported claims of $15.0 million and $12.4 million, respectively. The possible effects of natural catastrophes could be compounded by climate change, severe weather, floods and drought, as well as adverse agricultural yields.

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

Cyber. Within our insurance portfolio we have limited exposure to cyber as a specific peril. Typically, we require market standard cyber exclusion clauses to be applied. We seek wherever possible to exclude losses resulting from cyber related events. Notwithstanding this, we do have a degree of potential exposure to losses arising following cyber-attacks (physical damage) where cover has been explicitly written back into policies (such as for Upstream Energy) and some exposure to ’silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies (such as D&O and financial institutions). In 2023, we actively participated in three cyber-related reinsurance treaties. These risks are written on a net basis and within a specifically defined risk appetite and capital tolerance. All three risks have either Event Limits or Loss Ratio Caps that enables us to quantify our worst-case downside risk.

Military conflicts. In 2022, Russian military forces launched a military action in Ukraine. The sustained conflict and disruption in the region have continued to date and may extend beyond Ukraine and Russia. In 2023, a military conflict erupted between Israel and Hamas and the conflict has expanded to Houthis launching a number of attacks on marine vessels traversing the Red Sea and disrupting shipping routes. These conflicts have resulted in significant volatility in commodity prices and the supply of energy and other resources, supply chain interruptions, political and social instability, trade disputes or trade barriers, any of which could adversely affect the number and amount of insurance claims related to losses incurred in connection with any of the above disruptions.

Systemic events. In addition to natural and man-made disasters, systemic financial risks have the potential to cause significant economic disruptions in a variety of geographies and sectors, due to the interconnectedness of the global economy, which could give rise to significant claims. The 2008 global financial crisis was one such event. In this context, such economic disruptions could adversely impact certain lines of business to which we are exposed including (but not necessarily limited to) our professional lines and financial institutions lines of business.

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

Additionally, to help assess our exposure to losses from catastrophes we use computer-based models which simulate multiple scenarios using a variety of assumptions. These models are developed in part by third-party vendors and their effectiveness relies on the numerous inputs and assumptions contained within them, including, but not limited to, scientific research, historical data, exposure data provided by insureds and reinsureds, data on the terms and conditions of insurance policies and the professional judgment of our employees and other industry specialists. While the models have evolved considerably over time, they may not necessarily accurately measure the statistical distribution of potential future losses due to the inherent limitations of the inputs and assumptions on which they rely.

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

If climate change results in an increase in the frequency and severity of weather-related catastrophes, we may experience additional catastrophe-related losses or disruptions, which may be material. Additionally, we cannot predict how legal, regulatory and/or social responses to concerns around global climate change may impact our business. Although we attempt to manage our exposure to such events through the use of underwriting controls, risk models, and the purchase of third-party reinsurance, catastrophic events are inherently unpredictable and the actual nature of such events when they occur could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophic events could have an adverse effect on our results of operations and financial condition.

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

In addition, the 2023 UN Climate Change Conference (COP28) was held in Dubai and sought to accelerate action towards the goals of the Paris Agreement. The COP28 agreement, although not legally binding, includes pledges to move away from fossil fuels in power systems and triple new investments in renewable energy.

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

These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and/or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued the insurance or reinsurance contracts that are affected by the changes. In addition, our actual losses may vary materially from our current estimate of the loss based on a number of factors. Examples of emerging claims and coverage issues include, but are not limited to:

●	judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;

●	plaintiffs targeting insurers, including us, in purported class action litigation relating to claims-handling and other practices;

●	social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;

●	medical developments that link health issues to particular causes, resulting in liability claims;

●	claims relating to unanticipated consequences of current or new technologies, including cyber-security related risks;

●	claims relating to potentially changing climate conditions; and

●	increased claims due to third-party funding of litigation.

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

Economic conditions in the Middle East region affect us given that approximately 9% and 10% of our GWP generated in 2023 and 2022, respectively, originated from risks in this region. In addition, a significant portion of our investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operation Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, such as Syria and Yemen, and most recently armed conflict between Israel and Hamas and the Houthi disruption of Red Sea international shipping routes. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. The bulk of our underwriting operations are based in London, with back and middle-office underwriting operations centralized in Jordan. Jordan has proven politically and socially stable to date, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to our operations, we have the capacity to service our operations in Jordan from our London and Dubai offices should the situation change.

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

To recognize liabilities for outstanding claims, both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to net reserves for unpaid loss and loss adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

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

We recognize the US, the EU, the UK and the UN sanctions authorities (including, but not limited to the Office of Foreign Assets Control (“OFAC”) and UK’s HM Treasury) as our primary sanction authorities, insofar as the sanctions relate to any business being considered by us. Over the past 5 years, we received de minimis revenues relating to risks in Sudan, Cuba and Iran. Our business in these countries has been compliant with the applicable sanction programs. While we have complied fully with all applicable sanctions laws and regulations and have policies and procedures in place designed to ensure that we do not insure any activity that breaches applicable international sanctions, there remains the risk of an inadvertent breach which may result in lengthy and costly investigations followed by the imposition of fines or other penalties, any of which might have a material adverse effect on our financial condition and results of operations. Our business has been affected by the imposition of sanctions in regions that previously were important markets for us. To the extent that sanctions are imposed on any of our key markets, our business will be negatively impacted.

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

We market our insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. Our top 5 international brokers produced 61% of the gross written premiums of our underwriting operations for the year ended December 31, 2022 and 63% for the year ended December 31, 2023. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. Due to the concentration of our brokers, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.

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

Our reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across our underwriting portfolio, in return for which we cede to third-party reinsurers a certain percentage of our GWP in any given year. That percentage was 33% for the year ended December 31, 2022 and 28% for the year ended December 31, 2023. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.

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

Other risk management methods depend on the evaluation of information regarding markets, policyholders or other matters that are publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. For example, much of the information that we enter into our risk modelling software is based on third-party data that we do not control, and estimates and assumptions that are dependent on many variables, such as assumptions about loss adjustment expenses, insurance-to-value and post-event loss amplification (the temporary local inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe).

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

Our investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2023, our investment in fixed maturity securities was approximately $767.6 million, or 68% of our total investment and cash portfolio, including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of corporate securities (98.4%) and government securities (1.6%).

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

Our invested assets include a substantial amount of interest rate and credit sensitive instruments such as corporate debt securities. Fluctuations in interest rates may affect our future returns on such investments, as well as the market values of, and corresponding levels of capital gains or losses on, such investments. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A decline in interest rates improves the market value of existing instruments but reduces returns available on new investments, thereby negatively impacting our future investment returns. Conversely, rising interest rates reduce the market value of existing investments but should positively impact our future investment returns. During periods of declining market interest rates, we could be forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding instruments. Issuers of fixed income securities could also decide to redeem such securities early in order to borrow at lower market rates, which would increase the percentage of our investment portfolio that we would have to reinvest in lower-yielding investments of comparable credit quality or in lower credit quality investments offering similar yields. Given current high interest rate levels, in the future we are likely to be subject to the effects of potentially lower rates. Although we attempt to manage the risks of investing in a changing interest rate environment, we might not be able to mitigate interest rate sensitivity completely, and a significant or prolonged increase or decrease in interest rates could have a material adverse effect on our results of operations or financial condition.

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

Interest rates are highly sensitive to the foregoing factors. For example, inflation could lead to higher interest rates and falling fixed income prices, causing the current unrealized loss position in our fixed income portfolio to increase. As a result of the higher interest rate environment, we have captured the opportunity of elevated yield curves across the major currencies, and heavily invested in high-grade bonds generating higher investment yield during the year 2023. However, these assets are riskier in nature, with potentially greater volatility based upon changes in economic factors.

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

The determination of the amount of expected credit losses (ECL) taken on our investments involves the estimation of uncertainties which, if they turn out to be incorrect, could have a material adverse effect on our results of operations and financial condition.

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

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the recoverable reinsurance that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2023, the amount owed to us from our reinsurers for paid claims was approximately $10.8 million and the portion of our case reserves due from reinsurers was approximately $117.4 million. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business.

Our operating subsidiaries are rated and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. We currently hold financial strength ratings assigned by third-party rating agencies which assess and rate the claims paying ability and financial strength of insurers and reinsurers. The ratings of our operating subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of A.M. Best Inc. or S&P Global Ratings. We currently hold a stable outlook rating of “A (Excellent)” from A.M. Best Inc. and a stable outlook rating of “A-” from S&P.

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

Offices in other jurisdictions, such as Dubai, may have residency and other mandatory requirements that affect the composition of our local boards of directors, executive teams and choice of third-party service providers. Due to the competition for available talent in such jurisdictions, we may not be able to attract and retain personnel as required by our business plans, which could disrupt operations and adversely affect our financial performance.

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

We are exposed to credit risk relating to policyholders, independent agents and brokers. For example, our policyholders, independent agents or brokers may not pay a part of or the full amount of premiums owed to us, and our brokers or other third-party claim administrators may not deliver amounts owed on claims under our insurance and reinsurance contracts for which we have provided funds. If the counterparties or other third parties with whom we transact business default or fail to meet their payment obligations, it could materially adversely affect our financial condition and results of operations. If the counterparties or other third parties with whom we transact business experience reputational issues, they may in turn cause other counterparties, third parties or customers to question our reputation in respect of choosing to enter into contractual arrangements with such counterparties.

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we may require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit. During 2023, no third parties were required to post collateral for our benefit.

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

In addition, brokers generally are entitled to commingle payments made by, or owing to, us, with their other client monies. These commingled funds owing to us could then be claimed by other creditors or otherwise disposed of, which could prevent us from recovering the amount due. However, the majority of insurance policies have Premium Payment Warranties that enable us to cancel coverage in case of non-payment of premiums. Of the brokers with whom we transact business, as of December 31, 2023, 81.7% were located in the UK, 5.7% were located elsewhere in Europe, 11.6% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 1.0% were located in North, South and Central America and Australasia.

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

In addition, our computer systems and network infrastructure present security risks and could be susceptible to hacking, computer viruses, data breaches, or ransomware attacks. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation or losses not covered by insurance. Although we have business continuity plans and other safeguards in place, our business operations may be materially adversely affected by significant and widespread disruption to our physical infrastructure or operating systems and those of third-party service providers that support our business.

Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks and the cloud. Our technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our insureds’ or reinsureds’ confidential, proprietary and other information, or otherwise disrupt our or our insureds’, reinsureds’ or other third-parties’ business operations, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure and the loss of customers. Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. While we make efforts to maintain the security and integrity of our information technology networks and related systems, and have implemented various measures and an incident response protocol to manage the risk of, or respond to, a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats and the outsourcing of some of our business operations. As a result, cyber-security and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

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

We are dependent on the use of third-party software and data, and any reduction in third-party product quality or any failure to comply with our licensing requirements could have a material adverse effect on our business, financial condition or results of operations.

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

Our business relies on the processing of data in many jurisdictions and the movement of data across national borders. The collection, storage, handling, disclosure, use, transfer and security of personal information that occurs in connection with our business is subject to federal, state and foreign data privacy laws. These legal requirements are not uniform and continue to evolve, and regulatory scrutiny in this area is increasing around the world. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among us and our subsidiaries. Privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements.

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

We are exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than our functional currency. The currencies in which these transactions are primarily denominated are Sterling (GBP), euro (EUR) and the Australian Dollar (AUD). As a significant portion of our transactions are denominated in U.S. Dollar, this reduces currency risk. Intra-group transactions are primarily denominated in U.S. Dollar.

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

We write business on a worldwide basis, and our results of operations may be affected by fluctuations in the value of currencies other than the U.S. Dollar. The primary foreign currencies in which we operate are the euro, Sterling and the Australian Dollar. Changes in foreign currency exchange rates may reduce our revenues, increase our liabilities and costs and cause fluctuations in the valuation of our investment portfolio. We may therefore suffer losses solely as a result of exchange rate fluctuations. In order to mitigate our exposure to foreign currency fluctuations in our net insurance liabilities, we have invested and expect to continue to invest in securities denominated in currencies other than the U.S. Dollar. In addition, we may replicate investment positions in foreign currencies using derivative financial instruments. We cannot assure you that we will be able to manage these risks effectively or that they will not have an adverse effect on our business, financial condition or results of operations.

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

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. Being a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, SEC enforcement actions, fines, sanctions and other regulatory action and potentially civil litigation brought by shareholders or the SEC.

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

Beginning on January 1, 2023, our financial statements have been reported in accordance with U.S. GAAP rather than IFRS. Significant differences exist between IFRS and U.S. GAAP. The conversion from IFRS into U.S. GAAP and the preparation of our consolidated financial statements in accordance with U.S. GAAP has resulted, and may continue to result in the future, in changes in the application of accounting principles by our staff and, consequently, will affect our financial reporting processes and results.

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

We are an exempted company incorporated in Bermuda and, as a result, the rights of the holders of our common shares are governed by Bermuda law and our memorandum of association and our Amended and Restated Bye-laws. We conduct our operations through subsidiaries which are located primarily outside the U.S. All of our current assets are located outside the U.S., and substantially all of our business is conducted outside the U.S. All of our officers and a majority of our directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it could be difficult or highly challenging for you to effect service of process on these individuals in the U.S. in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the U.S. judgments obtained in U.S. courts against the Company or those persons based on civil liability provisions of the U.S. securities laws. In addition, it is doubtful whether the courts in Bermuda will enforce judgments obtained in other jurisdictions, including the U.S., against the Company or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against the Company or its directors or officers under the securities laws of other jurisdictions. In addition, our Amended and Restated Bye-laws state that all disputes arising out of the Companies Act or out of or in connection with our Amended and Restated Bye-laws are subject to the exclusive jurisdiction of the Supreme Court of Bermuda.

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

In order to list common shares and warrants, we were required to meet the Nasdaq initial listing requirements, including the requirement to have at least 300 round lot holders of our common shares, at least 50% of which must hold at least $2,500 of securities. Although we were able to meet those initial listing requirements, we may be unable to maintain the listing of our securities or comply with Nasdaq’s continued listing requirements in the future.

If Nasdaq subsequently delists our securities, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	significantly reduced liquidity in the market for our common shares, which would make it more difficult for our shareholders to buy or sell our common shares, particularly in lesser volumes;

●	a limited amount of news and analyst coverage for the Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future or utilize common shares as consideration in potential future acquisitions or joint ventures.

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

In addition, as a “foreign private issuer” whose common shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. Unlike the requirements of Nasdaq, the corporate governance practice and requirements in Bermuda do not require us to have a majority of independent directors; do not require us to establish a nomination committee or a nomination committee consisting of only independent directors; do not require us to have a compensation committee or a compensation committee consisting of only independent directors; and do not require us to hold regular executive sessions of the board of directors where only independent directors shall be present; and do not require shareholder approval for certain issuances of equity securities. Such Bermuda home country practices may afford less protection to holders of our common shares. We intend to voluntarily comply with certain Nasdaq corporate governance requirements, including having a majority of independent directors on the board of directors and establishing compensation and nomination committees of the board of directors, but we are not required to do so and may cease doing so at any time as long as we maintain our status as a “foreign private issuer.”

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

We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing (i.e. 2025), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. After we no longer qualify as an emerging growth company, if we are not an accelerated filer (which requires a market capitalization of at least $75 million) or a large accelerated filer (which requires a market capitalization of at least $700 million) we would continue to be exempt from the auditor attestation requirement for the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Former IGI Dubai shareholders will continue to exert significant influence over the Company as a result of their shareholdings, and their interests may not be aligned with those of the other shareholders.

As of December 31, 2023, former IGI Dubai shareholders beneficially owned more than 52% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:

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

Furthermore, as of December 31, 2023, Wasef Jabsheh, who was IGI Dubai’s Founder, Chief Executive Officer and Vice Chairman and is currently our Executive Chairman, was our largest single shareholder and beneficially owned approximately 31.2% of our issued and outstanding common shares. Another former IGI Dubai shareholder, Oman International Development & Investment Company SAOG (“Ominvest”), beneficially owned approximately 20.8% of our issued and outstanding common shares as of December 31, 2023. Beneficial ownership is calculated in accordance with the rules and regulations of the SEC. Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis the Company and minority shareholders, the former IGI Dubai shareholders may make decisions in respect of the business that do not serve the interests of the Company or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

As of December 31, 2023, Wasef Jabsheh and Ominvest beneficially owned approximately 31.2% and 20.8% of our common shares, respectively. All of these shares and all of our common shares received by the former IGI Dubai shareholders in the Business Combination have been registered for resale on a registration statement on Form F-3 and are available for resale in the public market. Sales of a significant number of our common shares in the public market, or the perception that such sales could occur, could reduce the market price of our common shares.

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

Accordingly, no assurance can be given that the Company will not be a PFIC for the current year or will not become a PFIC in any future taxable year. A U.S. investor that owns Company common shares during any year in which the Company is a PFIC will generally be subject to adverse U.S. federal income tax consequences. See “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Rules.”

Changes in tax law might adversely affect the Company or our shareholders.

The tax treatment of an investment in our common shares may be the subject of future tax legislation. For example, the TCJA among other things, made significant changes to the PFIC rules applicable to the taxation of U.S. holders of the Company’s common shares (which are discussed in greater detail herein). Further changes in tax laws (including the PFIC rules) could adversely affect holders of our common shares.

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

International financial market disruptions such as the ones experienced in the last global financial crisis in 2008, as well as the economic effects caused by the COVID-19 pandemic, the war in Ukraine and the Israel-Hamas conflict along with the possibility of a prolonged recession, may potentially affect various aspects of our business, including the demand for and claims made under our products, counterparty credit risk, the ability of our customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may also adversely affect our share price. Depending on future market conditions, we could incur substantial realized and unrealized losses in future periods, which may have an adverse impact on our results of operations, financial condition, credit ratings, insurance subsidiaries’ capital levels and our ability to access capital markets.

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

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common shares and, as a result, there may be significant volatility in the market price of our common shares. If we are unable to operate profitably as investors expect, the market price of our common shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common shares and increase fluctuations in our earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage, the risk of potential legal proceedings or government investigations, the possible effects of war, terrorism and other hostilities (such as the war in Ukraine or the Israel-Hamas conflict), the effects of global pandemics such as the COVID-19 pandemic, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the insurance industry.

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

Item 4. Information on the Company

A. History and Development of the Company

General

International General Insurance Holdings Ltd. was incorporated on October 28, 2019 under the laws of Bermuda as an exempted company solely for the purpose of effectuating the Business Combination, which was consummated on March 17, 2020, at which time we became a public company. Prior to the Business Combination, the Company owned no material assets and did not operate any business. We are the successor to the insurance business of International General Insurance Holdings, Ltd., a Dubai corporation founded in 2001.

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

Our Executive Chairman, Wasef Jabsheh, with the assistance of our President and Chief Executive Officer, Walid Jabsheh, founded IGI in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $467 million for the year ended December 31, 2020 (the year we became a public company) to $689 million for the year ended December 31, 2023, resulting in a compound annual growth rate (CAGR) of 13.8%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 82.7% over the same time period. Our growth and underwriting performance have allowed us to post consistently strong profitability levels with an unlevered return on average equity of 17.0% over the same time period with limited volatility through market cycles.

Our primary underwriting subsidiary, IGI Bermuda, is a class 3B insurance and reinsurance company regulated by the BMA. IGI Bermuda’s subsidiary, IGI UK, underwrites UK and international domiciled business and risks that are predominantly sourced through London brokers and is regulated by the PRA and the FCA. We underwrite insurance in the EU through our Malta subsidiary, IGI Europe, which is regulated by the MFSA. We maintain our centralized operational functions in Amman, Jordan, complemented by offices in London and Dubai and our Asia Pacific hub in Kuala Lumpur, Malaysia. We are licensed as a Tier 2 reinsurer in Labuan, Malaysia and have a representative office in Casablanca, Morocco. We also operate in Norway through our Norway-based managing general agency IGI Nordic AS.

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

Our Competitive Strengths

We believe we distinguish ourselves from our competitors as follows:

Market respected and highly effective management team

Our management team has an average of over 30 years of relevant experience working in insurance, reinsurance and capital markets in various countries. We are led by our Founder and Executive Chairman, Wasef Jabsheh, who has over 50 years of industry experience and has been recognized with multiple industry accolades. Our key management team has worked together for several years, providing stability and consistency of approach to the market. In addition, our senior management team takes a hands-on approach to the business and is readily accessible to the underwriters and other employees, making for a flat structure where decisions are made quickly. The management team has embedded a high performance, service-oriented culture within the Company, which has helped differentiate us in the market and resulted in IGI receiving the “Reinsurance Company of the Year” award at the 2020 Middle East Insurance Industry Awards.

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

Long-standing relationships with key brokers

Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 63% of our premiums in the year ended December 31, 2023. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace.

A pillar of our high quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.

Geographically diverse, specialty and niche book of business

Since IGI’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2023, we wrote 28.4% of our business in the United Kingdom, 13.0% in North America, 12.1% in Continental Europe, 7.0% in Latin America, 9.1% in the Middle East and 10.4% in Asia. The remaining business was underwritten in the Caribbean, Africa and Australasia. We currently underwrite business in three business segments through 13 lines of business spanning across attractive specialty and niche products. Of $688.7 million in gross written premiums for the year ended December 31, 2023, 32.9% was generated by our specialty long-tail segment, 58.2% by the specialty short-tail segment and 8.9% by the reinsurance segment.

Disciplined risk selection

Our underwriting approach combines decades of customized underwriting experience of our management and underwriting teams with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2023, 67.0% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 24.1% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 8.9% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.

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

Expand our presence to new specialty lines of business and markets

We seek to leverage our proven advantages of technical underwriting, local market knowledge, distribution relationships and financial strength to grow into adjacent lines and markets. We continually seek to evaluate additional lines of business and markets that will complement our core competencies and where we believe we can generate attractive risk-adjusted returns. For example, in 2021, we started underwriting our contingency line of business, which produced $3.9 million, $11.1 million and $19.7 million of premiums in 2021, 2022 and 2023, respectively. In 2021, we acquired our Malta subsidiary giving us the capability to continue to underwrite business throughout the European Economic Area (“EEA”). In April 2020, we expanded into the U.S. market and began writing excess and surplus lines of business. Most recently in March 2023, we acquired Energy Insurance Oslo AS (“EIO”), a managing general agency duly incorporated under the laws of Norway.

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

Maintain our conservative investment strategy

We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of December 31, 2023, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 28.6% of our invested assets and fixed income securities represented 67.8% of our invested assets as of December 31, 2023. Our fixed income portfolio is geographically diverse with a weighted-average modified duration of three years, with 75.6% of the securities in our portfolio having an S&P Global Ratings rating of ‘A-’ and above as of December 31, 2023.

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

Our Segments

We conduct our worldwide operations through three reportable segments under U.S. GAAP segment reporting: Specialty Long-tail, Specialty Short-tail and Reinsurance.

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

In addition, we have a corporate function (“Corporate”), which includes the activities of the parent company, and which carries out certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the activities of certain key executives such as the President and Chief Executive Officer, and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

Specialty Long-tail Segment

Professional Lines

Our professional lines of business represented approximately 27.2% and 28.0% of our GWP for the years ended December 31, 2023 and 2022, respectively.

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

Financial Institutions

Our financial institutions line of business represented approximately 3.8% and 4.2% of our GWP for the years ended December 31, 2023 and 2022, respectively.

The financial institutions business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.

Marine Liability

Our marine liability line of business represented approximately 0.8% and 0.5% of our GWP for the years ended December 31, 2023 and 2022, respectively.

Our marine liability portfolio covers third-party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We focus our marine liability portfolio predominantly on Asia and Europe.

Inherent Defects Insurance

Our inherent defects insurance line of business represented approximately 1.1% of our GWP for both the years ended December 31, 2023 and 2022.

Our inherent defects insurance portfolio covers inherent defects insurance and insurance backed guarantee risks. We focus our inherent defects insurance portfolio predominantly on the UK and Europe.

Specialty Short-tail Segment

Energy

Our energy businesses represented approximately 21.2% and 17.1% of our GWP for the years ended December 31, 2023 and 2022, respectively. We have a lead capability in both upstream energy and downstream energy (oil & gas, petrochemicals, refining, conventional power and renewable energy), with a maximum exposure of $75 million and $50 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.

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

Property

Our property business represented approximately 14.4% and 12.8% of our GWP for the years ended December 31, 2023 and 2022, respectively.

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

Construction & Engineering

Our construction and engineering business represented approximately 7.4% and 4.1% of our GWP for the years ended December 31, 2023 and 2022, respectively.

Our construction and engineering line of business provides coverage with respect to construction all risks (CAR), civil engineering completed risks (CECR), machinery breakdown and business interruption (MB/BI), erection all risks (EAR) and contractors’ plant and equipment (CPE/CPM). We focus our construction & engineering portfolio on construction all risks and erection all risks.

Political Violence

Our political violence portfolio represented approximately 2.6% and 1.7% of our GWP for the years ended December 31, 2023 and 2022, respectively.

Our political violence line of business focuses on comprehensive sabotage and terrorism, strikes, riots, civil commotions, malicious damage, missing mutiny, coup d’etat, insurrection, revolution, rebellion, war and civil war. Our offering does not normally include risks associated with nuclear, chemical or biological terrorism, trade disruption insurance or standalone contingent business interruption risks. Our coverage generally includes physical loss or damage, business interruption, debris removal and third-party liability following a political violence peril.

Ports and Terminals

Our ports and terminals business represented approximately 4.3% and 3.9% of our GWP for the years ended December 31, 2023 and 2022, respectively.

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

General Aviation

Our general aviation business represented approximately 2.8% and 3.2% of our GWP for the years ended December 31, 2023 and 2022, respectively.

Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third-party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangar keepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.

Marine Cargo

Our marine cargo line of business represented approximately 2.6% and 1.8% of our gross written premium for the years ended December 31, 2023 and 2022, respectively.

Our marine cargo portfolio covers general cargo, oil, machinery and equipment, project cargo, war on land and freight forwarders. We cover cargo for physical loss or damage while in transit by air, land or sea for importers, exporters and manufacturers. We have a worldwide focus for our marine cargo portfolio.

Contingency

Our contingency line of business represented approximately 2.9% and 1.6% of our gross written premium for the years ended December 31, 2023 and 2022, respectively.

Our contingency portfolio covers all risks event cancellation, non-appearance, event terrorism and political violence perils, named peril cancellation, prize indemnity and bespoke non-physical damage business interruption, in each case excluding communicable disease. We have a worldwide focus for our contingency portfolio.

Reinsurance Segment

Our reinsurance business represented approximately 8.9% and 4.6% of our GWP for the years ended December 31, 2023 and 2022, respectively.

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

Our History

Our group was founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our Labuan branch, which is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermuda subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established our UK subsidiary, which commenced business in 2011. The UK subsidiary underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London. In June 2021, we acquired our Malta subsidiary so that we could continue to underwrite throughout the European Union. In March 2023, we completed the acquisition of Norway-based managing general agency EIO.

On March 17, 2020, we completed the Business Combination with Tiberius, as a result of which each of IGI Dubai and Tiberius became a subsidiary of the Company and the Company became a new public company owned by the prior stockholders of Tiberius and the prior shareholders of IGI Dubai. Upon consummation of the Business Combination, our common shares and warrants to purchase common shares were listed on Nasdaq. Our warrants have since all been repurchased or redeemed.

Platform Overview

We primarily underwrite business through IGI Bermuda, IGI UK and IGI Europe (which are subsidiaries of IGI Bermuda). Additionally, we issue Labuan-governed policies (through a capitalized Malaysian branch of IGI Bermuda) and are also licensed to issue Islamic re-takaful policies. The platforms through which IGI issues these policies are discussed below.

IGI Bermuda

IGI’s Bermuda-governed policies are issued pursuant to a license held by IGI Bermuda. The underwriting operations for the Bermuda-governed policies are located in IGI Underwriting Co. Ltd. (“IGI Underwriting”), which is registered and based in Amman, Jordan. When a Bermuda-governed policy is sourced through IGI’s office in the United Kingdom, the policy is referred to the office in Amman for formal underwriting approval. IGI Dubai also has underwriting authority to underwrite Bermuda-governed policies through an underwriting agency agreement, subject to authority limits, and IGI Morocco operates a representative office of IGI Bermuda in Casablanca which is authorized to issue Bermuda governed policies. IGI Bermuda has three additional wholly-owned subsidiaries: Specialty Mall Investment Co., which focuses on real estate properties, development, and leasing, IGI Services Limited, which focuses on owning and chartering aircraft and IGI Nordic, writing a portfolio of energy and construction business in Norway.

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

IGI Europe

IGI’s Europe-governed policies are issued pursuant to a license held by IGI Europe. IGI Europe was acquired in 2021 in order to continue to underwrite business throughout the European Economic Area (“EEA”) countries following Brexit.

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

Marketing and Distribution

We source our business primarily through brokers, with 63% of 2023 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Arthur J. Gallagher, Marsh, Aon, Willis and Howden Broking Group.

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

The following charts show the percentage breakdown of net reported case reserves and IBNR including ULAE reserves as of December 31, 2023 and 2022:

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

Investments

Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $21.8 million as of December 31, 2023 which is managed by a third-party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee established by our management.

Our investments include a sizeable portfolio of high quality and diversified fixed income securities, term deposits and to a lesser extent a modest allocation to equities, mutual funds and real estate holdings.

The following charts show the percentage breakdown of our investment assets by class as of December 31, 2023 and 2022:

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

The statutory financial return of a Class 3B insurer shall consist of (i) an insurer information sheet, (ii) an auditor’s report, (iii) the statutory financial statements (including notes to the unconsolidated financial statements) and (iv) the statutory declaration of compliance.

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

Quarterly Financial Return. A Class 3B insurer, not otherwise subject to group supervision, is required to prepare and file quarterly financial returns with the BMA on or before the last day of the months of May, August and November of each year. The quarterly financial returns consist of, among other matters: (i) quarterly unaudited financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be recent and not reflect a financial position that exceeds two months) and (ii) a list and details of material intra-group transactions that the insurer is a party to and the insurer’s risk concentrations that have materialized since the most recent quarterly or annual financial returns, details surrounding all intra-group reinsurance and retrocession arrangements and other intra-group risk transfer insurance business arrangements that have materialized since the most recent quarterly or annual financial returns and (iii) details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures exceeding 10% of the insurer’s statutory capital and surplus.

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

Independent Approved Auditor. A Class 3B insurer must appoint an independent auditor who will audit and report on the insurer’s GAAP financial statements and statutory financial statements, each of which are required to be filed annually with the BMA. The auditor must be approved by the BMA as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor. IGI Bermuda’s BMA-approved independent auditor is Ernst & Young Bermuda.

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

Recovery Planning. The Insurance Act was recently amended to empower the BMA to make rules for recovery planning. It is anticipated that when these rules are implemented, the BMA will require certain commercial insurers to develop recovery plans. Any requirement to prepare a recovery plan under such new rules or requirements shall take into account the nature, scale, complexity and risk profile of the insurance business so conducted by the insurer or insurance group.

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

In addition, the BMA may, after consultation with other competent authorities, determine whether an insurance group, for which the BMA is the group supervisor, is an internationally active insurance group under the Insurance Act. The Insurance Act also provides for a framework pursuant to which the BMA may designate a member of an Internationally Active Insurance Group (IAIG) as its ‘head of the IAIG’ for the purposes of IAIG supervision. In determining the member of an IAIG to be designated as the Head of the IAIG, the BMA shall have regard to the member that exercises control over all insurers in the group and other members of the group which may pose a risk to the insurance business of the group.

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

Personal Information Protection Act 2016. Bermuda’s principal data protection and privacy legislation is the Personal Information Protection Act 2016 (“PIPA”). At present, the majority of the operative provisions of PIPA (which include: conditions for use and consent to use of personal information, specific obligations on organizations that use personal information, overseas data transfer assessment obligations and access, rectification and erasure rights for individuals) are not yet in force in Bermuda. In June 2023, the Bermuda Government and the Office of the Privacy Commissioner for Bermuda announced that the remaining operative provisions of PIPA will become fully implemented on 1 January 2025.

PIPA (once in force) applies to every organization (which includes any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. For the purposes of PIPA, “personal information” means any information about an identified or identifiable individual (meaning a natural person), and “use” or “using” are very broadly defined and effectively include possessing or carrying out any operation on personal information. To the extent that IGI Holdings and IGI Bermuda use or holds individuals’ personal information in Bermuda, it will be in scope and must comply with the provisions of PIPA.

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

Following Brexit, the UK began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorised in one EEA member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorisation. For firms based in the UK, this meant the loss of access to EU markets. As of the end of the transition period, IGI UK has lost its passporting rights in the EU, such that it can no longer write insurance business in European Economic Area (“EEA”) countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive. IGI is currently engaging with relevant EU member states to ensure adherence to individual run-off regimes that have been established. In addition, in June 2021 IGI acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU.

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

Solvency Requirements. Under the EU directive covering capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”), an insurer has the option of seeking the approval of a full or partial internal model from its regulator or to use a standard formula to calculate its capital requirements. The provisions of the Solvency II Directive were implemented in the UK by the Solvency 2 Regulations 2015 (SI 2015/575) and through the PRA Rulebook and supervisory statements published by the PRA. In light of Brexit, the UK has onshored the Solvency II regime and amended the rules so that firms can continue to operate effectively after the end of the transitional period. The UK is currently consulting on making certain amendments to Solvency II as implemented in the UK.

Onshored Solvency II Regime Reports and Returns. Under the onshored Solvency II regime, IGI UK is required to disclose to the PRA quarterly and annually Quantitative Reporting Templates (“QRTs”). The QRTs report quantitative information on a Solvency II and local GAAP basis including, among other things, the balance sheet and own funds, Solvency II capital position, invested assets, premiums, claims and technical provisions, reinsurance and group specific information. IGI UK must also complete a set of annual National Specific Templates (“NSTs”) which are only applicable to solo firms (i.e., specific companies as against groups). An annual Solvency and Financial Condition Report (“SFCR”), which must include a mixture of narrative information and a sub-set of the QRTs, must also be submitted and posted on IGI’s website. Similarly, IGI UK must submit an annual Own Risk and Solvency Assessment (“ORSA”) to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes.

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

The onshored Solvency II measure of available capital (“Own Funds”) uses UK GAAP shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under onshored Solvency II. The primary adjustments reflect the fact that onshored Solvency II is based on the principle of an economic balance sheet — outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the onshored Solvency II and UK GAAP bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).

The onshored Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year year period, with a minimum of €4.0 million. IGI UK has chosen the onshored Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 52% and 57% in 2022 and 2021, respectively. IGI UK’s draft financial statements for the year ended December 31, 2023 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 76%.

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

The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €4.0 million. IGI Europe has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.

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

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s draft financial statements for the year ended December 31, 2023 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded the MFSA’s requirements by 108%.

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

In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables us to cede portions of our underwriting risk to others. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2023, the amount owed to us from our reinsurers for paid claims was approximately $10.8 million and the portion of our case reserves due from reinsurers was approximately $117.4 million. In some cases, there can be disputes with reinsurers over their contractual obligations and their understanding of our maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate our maximum liability. In some cases, these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by us and in some cases by our reinsurers.

C. Organizational Structure

The following diagram depicts the organizational structure of the Company and its subsidiaries as of the date of this annual report.

International General Insurance Holdings Ltd. (IGIC)
Bermuda
Group Holding Company publicly traded on Nasdaq
Founded: 2019
Registration number: 55038
International General Insurance Holdings Limited
United Arab Emirates (DIFC)
IGI Underwriting / Jordan "Exempted" (IGIU)
Jordan
Provides management, underwriting & operational support and acts as a service vehicle for IGI Group
Founded: 2002
Regulator: Jordan Insurance Directorate
International General Insurance Co Ltd (IGI Bermuda)
Bermuda
Group main underwriting entity
Founded: 2007
Regulator: Bermuda Monitory Authority
Rating: A.M. Best: A (Stable outlook) , S&P A- (Stable outlook) , MARC: AA+
North Star Underwriting Limited (NSUL)
UK
Specialist underwriting agency
Acquired in 2009 (majority in 2007)
Regulator: Financial Conduct Authority
International General Insurance Company (UK) Limited
UK
Underwrites a diverse book of business with 17 different classes of business sourced through London brokers
Founded: 2009 , authorized 2011
Regulator: Financial Conduct Authority and Prudential Regulation Authority
Rating: A.M. Best: A (Stable outlook) , S&P A- (Stable outlook)
International General Insurance Company (Europe) Ltd.
Malta
Underwrites a diverse book of business with 12 different classes of business
Acquired: 2021
Regulator: Malta Financial Services Authority
Rating: A.M. Best: A (Stable outlook) , S&P A- (Stable outlook)
International General Insurance Company (Dubai) Ltd
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
Regulator: Labuan Financial Services Authority
International General Insurance Co Ltd – Representative Office
Morocco
Representative office of IGI Bermuda. Provides access to Northern, Central and West African markets
Founded: 2014
Regulator: Casablanca Finance City
IGI Services Ltd.
Cayman Island
Owning and chartering of aircraft
Founded: 2016
Regulator: N/A
Specialty Malls Investment Company.
Jordan
Real estate properties development and lease
Founded: 2004
Regulator: N/A
International General Insurance Company Nordic AS
Norway
Managing general agency
Acquired: 2023
Regulator: N/A

D. Property, Plants and Equipment

IGI leases properties in each of the jurisdictions where it operates pursuant to long-term leases. The Company also directly holds a commercial building located in Amman, Jordan. Refer to Note 2(h) to the Consolidated Financial Statements in Item 18 of this annual report for further details about property and equipment. IGI does not consider any of these properties and leases to be material to its business.

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

We conduct our worldwide operations through three reportable segments under U.S. GAAP segment reporting: specialty long-tail, specialty short-tail and reinsurance. Our specialty long-tail segment includes (a) our professional lines of business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (b) our financial institutions line of business, (c) our marine liability line of business and (d) our inherent defects insurance line of business. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, political violence, ports and terminals, general aviation, marine cargo and contingency lines of business. Our reinsurance segment includes our inward reinsurance treaty business.

In addition, we have a corporate function (“Corporate”) which includes the activities of our holding company and certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the activities of certain key executives such as the President and Chief Executive Officer, and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

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

Ceded written premiums

Ceded written premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts. Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Net change in unearned premiums

Unearned premiums related to gross written premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Unearned reinsurance premiums related to ceded written premiums constitute the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risk-attaching contracts and over the term of the reinsurance contract for losses-occurring contracts.

Investment income

Investment income is comprised of interest and dividend income, net of investment custodian fees and other investment expenses.

Net realized gain (loss) on investments

Net realized gain and loss on investments is comprised of realized gain and loss on the sale of fixed maturity securities available-for-sale at fair value, equity securities at fair value and other investments.

Net unrealized gain (loss) on investments

Net unrealized gain (loss) on investments includes unrealized loss on revaluation of equity securities at fair value and other investments, in addition to the unrealized gain (loss) on equity-method investments at fair value which the Company has elected to account for using the fair value option.

Change in allowance for expected credit losses on investments

Change in allowance for expected credit losses on investments include an allowance for expected credit losses (ECLs) for fixed maturity securities available-for-sale at fair value and fixed maturity securities held to maturity.

Change in fair value of derivative financial liabilities

The Company’s derivative financial liabilities include its warrants and outstanding earn out shares, which must be recorded at fair value with subsequent changes in fair value recorded in the consolidated statement of income at the end of each reporting period. The Company repurchased and redeemed all of its outstanding Warrants in September and October 2023.

Other revenues

Other revenues comprise mainly chartered flights revenues and rental income.

Net loss and loss adjustment expenses

Losses, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Losses comprise the estimated amounts payable, in respect of losses reported to us and those not reported at the consolidated statement of financial position date.

We generally estimate our losses based on appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgment and our prior experience is maintained for the cost of settling losses incurred but not reported at the consolidated statement of financial position date.

Net loss and loss adjustment expenses constitute losses and loss adjustments expenses net of reinsurers’ share of loss.

Net policy acquisition expenses

Net policy acquisition expenses represent commissions paid in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognized in accordance with the earning pattern of the underlying contract. Net policy acquisition expenses are net of ceding commissions received on business ceded under certain reinsurance contracts.

General and administrative expenses

General and administrative expenses is comprised of human resources expenses, business promotion, travel and entertainment expenses, statutory, advisory and rating expenses, information technology and software expenses, office operation expenses, depreciation and amortization, bank charges and board of directors’ expenses.

Change in allowance for expected credit losses on receivables

Change in allowance for expected credit losses on receivables includes an allowance for expected credit losses on premiums receivables and reinsurance recoverables.

Other expenses

Other expenses consist mainly of aircraft operational cost and depreciation.

Net foreign exchange gain (loss)

Gain (loss) on foreign exchange represents gains and/or losses incurred as a result of foreign currency transactions.

Income tax expense

Income tax expense reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code, (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law and (4) corporate tax payable by IGI Europe in accordance with Malta income tax law. IGI Bermuda is a tax-exempt company. IGI Holdings (a DIFC-registered company) and IGI Dubai are not subject to income tax according to the UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan. IGI Nordic AS is subject to income tax according to Norwegian tax law.

A. Operating Results

The following section reviews IGI’s results of operations during the years ended December 31, 2023, 2022 and 2021. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis. As of January 1, 2023, IGI began to prepare its consolidated financial statements in accordance with U.S. GAAP. Prior to January 1, 2023, IGI’s financial statements were prepared in accordance with IFRS as adopted by the International Accounting Standards Board. Accordingly, the results of operations for the year ended December 31, 2023 have been prepared in accordance with U.S. GAAP and the results of operations for the years ended December 31, 2022 and 2021, which were previously prepared in accordance with IFRS, are presented in accordance with U.S. GAAP.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated statement of income for the years indicated:

	Year Ended December 31
	2023	2022	2021
	($) in millions
Gross written premiums	688.7	582.0	537.2
Ceded written premiums	(191.5)	(189.2)	(157.9)
Net written premiums	497.2	392.8	379.3
Net change in unearned premiums	(50.0)	(16.4)	(42.7)
Net premiums earned	447.2	376.4	336.6
Investment Income	40.4	20.9	14.5
Net realized gain (loss) on investments	6.7	(0.7)	0.3
Net unrealized gain (loss) on investments	2.7	(5.5)	(3.7)
Change in allowance for expected credit losses on investments	0.4	(0.3)	(0.1)
Change in fair value of derivative financial liabilities	(27.3)	4.6	0.7
Other revenues	1.9	2.4	2.1
Total revenues	472.0	397.8	350.4
Expenses
Net loss and loss adjustment expenses	(189.1)	(157.6)	(173.0)
Net policy acquisition expenses	(75.0)	(70.2)	(59.6)
General and administrative expenses	(78.9)	(67.2)	(58.2)
Change in allowance for expected credit losses on receivables	(2.5)	(3.2)	(3.3)
Other expenses	(5.6)	(4.0)	(4.3)
Net foreign exchange gain (loss)	5.1	(3.5)	(3.4)
Total expenses	(346.0)	(305.7)	(301.8)
Income before income taxes	126.0	92.1	48.6
Income tax expense	(7.8)	(2.9)	(1.8)
Net income	118.2	89.2	46.8
Basic earnings per share attributable to equity holders	$2.58	1.85	0.98
Diluted earnings per share attributable to equity holders	$2.55	1.84	0.98

Year ended December 31, 2023 compared to year ended December 31, 2022 (Consolidated)

	Year Ended December 31
	2023	2022
	($) in millions
Gross written premiums	688.7	582.0
Ceded written premiums	(191.5)	(189.2)
Net written premiums	497.2	392.8
Net change in unearned premiums	(50.0)	(16.4)
Net premiums earned	447.2	376.4
Investment income	40.4	20.9
Net realized gain (loss) on investments	6.7	(0.7)
Net unrealized gain (loss) on investments	2.7	(5.5)
Change in allowance for expected credit losses on investments	0.4	(0.3)
Change in fair value of derivative financial liabilities	(27.3)	4.6
Other revenues	1.9	2.4
Total revenues	472.0	397.8
Expenses
Net loss and loss adjustment expenses	(189.1)	(157.6)
Net policy acquisition expenses	(75.0)	(70.2)
General and administrative expenses	(78.9)	(67.2)
Change in allowance for expected credit losses on receivables	(2.5)	(3.2)
Other expenses	(5.6)	(4.0)
Net foreign exchange gain (loss)	5.1	(3.5)
Total expenses	(346.0)	(305.7)
Income before income taxes	126.0	92.1
Income tax expense	(7.8)	(2.9)
Net Income	118.2	89.2
Basic earnings per share attributable to equity holders	$2.58	1.85
Diluted earnings per share attributable to equity holders	$2.55	1.84

Gross written premiums

Gross written premiums increased 18.3% from $582.0 million in 2022 to $688.7 million in 2023. This was primarily due to 26.2% growth (or $83.3 million) in the specialty short-tail segment, and 94.0% growth (or $29.6 million) in the reinsurance segment, which was partially offset by a 2.7% decline (or $6.2 million) in the specialty long-tail segment. The increase in gross written premiums was the result of new business generated across most of the lines in our short-tail segment and our reinsurance segment, supported by the increase in overall premium renewal rates in these segments and benefitting from sustained hard market conditions in many of our reinsurance and short-tail lines.

Ceded written premiums

Ceded written premiums increased 1.2% from $189.2 million in 2022 to $191.5 million in 2023. The increase in ceded written premiums was due to the increase in gross written premiums, offset by a 10.7% decrease in facultative reinsurance purchases within the short-tail segment.

Net change in unearned premiums

Net change in unearned premiums increased more than two-fold from expense of $16.4 million in 2022 to expense of $50.0 million in 2023. The increase in net change in unearned premiums of $33.6 million was due to the increase in net written premiums in our short-tail segment and our reinsurance segment.

Net premiums earned

As a result of the foregoing, net premiums earned increased 18.8% from $376.4 million in 2022 to $447.2 million in 2023.

Investment income

Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 93.3% from $20.9 million in 2022 to $40.4 million in 2023. This was primarily due to a $19.4 million increase in interest income which was attributable to the rise in interest rates compared to the same period of 2022 along with a greater amount of funds invested in fixed maturity securities.

Net realized gain (loss) on investments

Net realized gain (loss) on investments reflects a net gain of $6.7 million in 2023 compared to a net loss of $0.7 million in 2022. This change was primarily due to a realized gain on the sale of equity securities benefiting from positive market conditions.

Net unrealized gain (loss) on investments

Net unrealized gain (loss) on investments reflects a net gain of $2.7 million in 2023 compared to a net loss of $5.5 million in 2022. This change was due to a mark to market revaluation gain recorded on equity securities and other investments during the year ended December 31, 2023 compared to an unrealized loss in the year ended December 31, 2022. This was offset by the unrealized loss on equity-method investments at fair value which decreased from a gain of $0.3 million in the year ended December 31, 2022 to a loss of $1.4 million in the year ended December 31, 2023.

Change in fair value of derivative financial liabilities

Change in fair value of derivative financial liabilities decreased from a gain of $4.6 million in 2022 to a loss of $27.3 million in 2023. The change of $31.9 million was a result of (1) the increase in the fair value of warrants upon settlement of warrants in cash pursuant to the Company’s offer to purchase all of its outstanding warrants at an average purchase price of $0.95 per warrant in cash and related redemption of warrants, and (2) the increase in the fair value of the earnout shares which was driven by an increase in the quoted market price of IGI’s common shares, as the market price crossed the first tranche in the vesting schedule of the earnout shares.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses increased 20.0% from $157.6 million in 2022 to $189.1 million in 2023. This was primarily due to the increase in current accident year losses in all segments in 2023 compared to 2022, which also included a higher current year catastrophe (“CAT”) losses within the short-tail and reinsurance segments. The increase in current accident year losses was partially offset by higher favorable development on loss reserves from prior accident years within the short-tail and reinsurance segments. See “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development.”

IGI’s loss ratio increased by 0.4 percentage points from 41.9% for the year ended December 31, 2022 to 42.3% for the year ended December 31, 2023. This increase was primarily attributable to a lower favorable development on loss reserves from prior accident years, which was $39.3 million or 8.8 percentage points for the year ended December 31, 2023, compared to $42.0 million or 11.2 points for the year ended December 31, 2022. In addition, the increase in IGI’s loss ratio was attributable to the higher current accident year CAT losses, which were $38.3 million or 8.6 points for the year ended December 31, 2023, compared to $24.4 million or 6.5 points for the year ended December 31, 2022.

The tables below outline reported incurred losses on catastrophe events in the years ended December 31, 2023 and 2022.

	For the Year Ended December 31, 2023
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
Turkey Earthquake	10.6	9.3
Cyclone Gabrielle	4.4	3.1
Hurricane Otis	7.5	2.5
Oman Adverse Weather Conditions	1.3	1.2
Hawaii Wildfires	1.1	1.1
Other	9.2	8.3
Provided during the year related to prior accident years	8.2	4.1
Total	42.3	29.6

	For the Year Ended December 31, 2022
	Gross Incurred Amount	Net Incurred Amount
	($ in millions)
Catastrophe Event
Hurricane Ian	2.2	2.1
Australia Floods	1.8	1.8
Adverse High Wind – Event Cancelation	1.1	0.9
Typhoon Hinnamnor	0.8	0.8
Kuwait Flood	0.8	0.7
Other	5.8	5.1
Provided during the year related to prior accident years	28.3	19.0
Total	40.8	30.5

Net policy acquisition expenses

Net policy acquisition expenses increased 6.8% from $70.2 million in 2022 to $75.0 million in 2023. The net policy acquisition expense ratio for 2022 was 18.7% compared to 16.8% for 2023. The decrease of 1.9 percentage points was primarily attributable to a higher retention ratio under the short-tail segment, coupled with growth in net premiums earned.

General and administrative expenses

General and administrative expenses increased by 17.4% from $67.2 million in 2022 to $78.9 million in 2023. This was primarily due to new hires, professional fees and IT related expenses.

Change in allowance for expected credit losses on receivables

Change in allowance for expected credit losses on receivables decreased from $3.2 million in 2022 to $2.5 million in 2023. This decrease was mainly due to recording of an allowance in the year ended December 31, 2022 as a result of the economic sanctions imposed on Russia related to the invasion of Ukraine, which was largely reversed in the year ended December 31, 2023.

Other Expenses

Other expenses increased from $4.0 million in 2022 to $5.6 million in 2023. This increase was mainly due to $1.9 million of expenses related to the repurchase of and redemption of warrants for cash in 2023.

Net foreign exchange gain (loss)

Net foreign exchange gain for the year ended December 31, 2023 was $5.1 million compared to a loss of $3.5 million for the year ended December 31, 2022. This was primarily attributable to a greater degree of positive currency movement in our major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.

Year ended December 31, 2022 compared to year ended December 31, 2021 (Consolidated)

	Year Ended December 31
	2022	2021
	($) in millions
Gross written premiums	582.0	537.2
Ceded written premiums	(189.2)	(157.9)
Net written premiums	392.8	379.3
Net change in unearned premiums	(16.4)	(42.7)
Net premiums earned	376.4	336.6
Investment income	20.9	14.5
Net realized (loss) gain on investments	(0.7)	0.3
Net unrealized loss on investments	(5.5)	(3.7)
Change in allowance for expected credit losses on investments	(0.3)	(0.1)
Change in fair value of derivative financial liabilities	4.6	0.7
Other revenues	2.4	2.1
Total revenues	397.8	350.4
Expenses
Net loss and loss adjustment expenses	(157.6)	(173.0)
Net policy acquisition expenses	(70.2)	(59.6)
General and administrative expenses	(67.2)	(58.2)
Change in allowance for credit losses on financial assets	(3.2)	(3.3)
Other expenses	(4.0)	(4.3)
Net foreign exchange loss	(3.5)	(3.4)
Total expenses	(305.7)	(301.8)
Income before income tax	92.1	48.6
Income tax expense	(2.9)	(1.8)
Net income	89.2	46.8
Basic earnings per share attributable to equity holders	$1.85	0.98
Diluted earnings per share attributable to equity holders	$1.84	0.98

Gross written premiums

Gross written premiums increased 8.3% from $537.2 million in 2021 to $582.0 million in 2022. This was primarily due to 10.1% growth (or $29.0 million) in the specialty short-tail segment, 3.7% growth (or $8.4 million) in the specialty long-tail segment and 30.7% growth (or $7.4 million) in the reinsurance segment. The increase in gross written premiums was primarily due to new business generation and an increase in overall renewal premium rates by 5.8% on average, which was partially offset by currency exchange rates resulting in devaluation of premiums denominated in Pound Sterling and Euro due to the strengthening of the U.S. Dollar against these currencies.

Ceded written premiums

Ceded written premiums increased 19.8% from $157.9 million in 2021 to $189.2 million in 2022. The increase in ceded written premiums was due to an $18.4 million increase in facultative reinsurance purchases and an $11.6 million increase in non-proportional reinsurance purchases within the specialty short-tail segment primarily driven by growth in gross written premiums in the short-tail segment.

Net change in unearned premiums

Net change in unearned premiums decreased from an expense of $42.7 million in 2021 to an expense of $16.4 million in 2022. The decrease in net change in unearned premiums of $26.3 million was due to a higher rate of release of earned premiums written in prior years, principally in the short-tail segment, in 2022 compared to 2021.

Net premiums earned

As a result of the foregoing, net premiums earned increased 11.8% from $336.6 million in 2021 to $376.4 million in 2022.

Investment income

Investment income increased 44.1% from $14.5 million in 2021 to $20.9 million in 2022. This was primarily due to a $6.3 million increase in interest income which was attributable to the rise in interest rates compared to the same period of 2021 along with a greater amount of funds invested in fixed maturity securities and bank term deposits.

Net unrealized loss on investments

Net unrealized loss on investments reflects a net loss of $5.5 million in 2022 compared to a net loss of $3.7 million in 2021. This change was primarily due to a mark to market revaluation loss of $5.8 million on equity securities in 2022 compared to a $5.3 million unrealized loss on equity-method investment at fair value, offset by a $1.6 million mark to market revaluation gain on equity securities in 2021.

Change in fair value of derivative financial liabilities

Change in fair value of derivative financial liabilities increased from a gain of $0.7 million in 2021 to a gain of $4.6 million in 2022. This increase was due to the decrease in the fair market value of the warrants from $12.9 million as of December 31, 2021 to $10.0 million as of December 31, 2022, in addition to the decrease in the fair market value of the earnout shares from $15.5 million as of December 31, 2021 to $13.8 million as of December 31, 2022.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses decreased 8.9% from $173.0 million in 2021 to $157.6 million in 2022. This was primarily due to a higher favorable development on loss reserves from prior accident years in 2022 compared to 2021 and a favorable foreign currency devaluation impact on net outstanding claims denominated in Pound Sterling and Euro compared to the U.S. Dollar as a result of the strengthening of the U.S. Dollar in 2022. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development.”

IGI’s loss ratio decreased by 9.5 percentage points from 51.4% for the year ended December 31, 2021 to 41.9% for the year ended December 31, 2022. This decrease was primarily attributable to a favorable development on loss reserves from prior accident years, which was $42.0 million or 11.2 percentage points for the year ended December 31, 2022, compared to $16.1 million or 4.8 percentage points for the year ended December 31, 2021. The higher favorable development on loss reserves from prior accident years in 2022 compared to 2021 was also attributable to the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro compared to the U.S. Dollar on a year-over-year basis. In addition, the decline in the loss ratio was attributable to the lower current accident year CAT losses, which were $24.4 million or 6.5 percentage points for the year ended December 31, 2022, compared to $28.9 million or 8.6 percentage points for the year ended December 31, 2021.

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

Net policy acquisition expenses

Net policy acquisition expenses increased 17.8% from $59.6 million in 2021 to $70.2 million in 2022. The increase was primarily due to the increase in net premiums earned in 2022 compared to 2021. The net policy acquisition expense ratio for 2021 was 17.7% compared to 18.7% for 2022.

General and administrative expenses

General and administrative expenses increased by 15.5% from $58.2 million in 2021 to $67.2 million in 2022. This was primarily due to an increase in employee-related costs primarily as a result of increased salary costs due to new hires, an increase in business travel as global COVID-19 travel restrictions were lifted, and investment in technology infrastructure to support the Company’s growth.

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the years indicated:

	Year Ended December 31
	2023	2022	2021
	($) in millions
Gross written premiums	226.9	233.1	224.7
Ceded written premiums	(73.9)	(65.6)	(56.7)
Net written premiums	153.0	167.5	168.0
Net change in unearned premiums	4.8	(0.1)	(4.2)
Net premiums earned (a)	157.8	167.4	163.8
Net loss and loss adjustment expenses (b)	(69.2)	(50.5)	(84.7)
Net policy acquisitions expenses ©	(31.2)	(33.1)	(29.9)
Underwriting income	57.4	83.8	49.2

Loss ratio (b)/(a)	43.9%	30.2%	51.7%
Net policy acquisition expense rat©(c)/(a)	19.8%	19.8%	18.3%

Gross written premiums

Gross written premiums in the specialty long-tail segment decreased 2.7% from $233.1 million in 2022 to $226.9 million in 2023. This was primarily due to a negative rate movement of 1.2% in renewed business and the decline in new business because of the cautious and selective approach driven by the softness in the market for this segment which in several previous years demonstrated compounded growth.

Gross written premiums in the specialty long-tail segment increased 3.7% from $224.7 million in 2021 to $233.1 million in 2022. The increase was primarily due to an increase in the professional lines of business due to a positive rate movement of 9.4% in renewed business which in turn was largely offset by the increased currency devaluation impact on Pound Sterling-denominated premiums in 2022 compared to 2021. The increase in professional lines was partially offset by a decrease in renewal business and lower positive rate movement in the financial institutions line of business.

Ceded written premiums

Ceded written premiums in the specialty long-tail segment increased from $65.6 million in 2022 to $73.9 million in 2023. The increase was primarily due to increased quota share reinsurance purchases in the professional lines and financial institutions line of business, in addition to increased non-proportional reinsurance purchases in the professional lines.

Ceded written premiums in the specialty long-tail segment increased from $56.7 million in 2021 to $65.6 million in 2022. The increase was primarily due to an increase in non-proportional reinstatement premium cost incurred in the financial institutions line of business relating to the attributable non proportional reinsurance recoveries in that line of business.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment increased from expense of $0.1 million in 2022 to income of $4.8 million in 2023. The net change was primarily driven by the decrease in gross written premiums, coupled with higher release of earned premiums related to prior underwriting years in 2023 compared to 2022.

Net change in unearned premiums in the specialty long-tail segment decreased from expense of $4.2 million in 2021 to expense of $0.1 million in 2022. The net change was primarily driven by higher release of earned premiums related to prior underwriting years in 2022 compared to 2021.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty long-tail segment decreased 5.7% from $167.4 million in 2022 to $157.8 million in 2023, and net premiums earned in the specialty long-tail segment increased 2.2% from $163.8 million in 2021 to $167.4 million in 2022.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses in the specialty long-tail segment increased by 37.0% from $50.5 million in 2022 to $69.2 million in 2023. This was primarily due to the increase in current accident year losses of $5.8 million within this segment on a comparative basis, in addition to $12.9 million of lower favorable development on loss reserves from prior accident years in 2023 compared to 2022.

The loss ratios in the long-tail segment were 30.2% and 43.9% in 2022 and 2023, respectively. The increase in the ratio was mainly driven by a higher level of net loss and loss adjustment expenses and lower net premiums earned on a comparative basis. Net loss and loss adjustment expenses in the specialty long-tail segment decreased by 40.4% from $84.7 million in 2021 to $50.5 million in 2022. This was primarily due to higher favorable development of net loss reserves from prior accident years, which were also positively affected by the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro in 2022.

The loss ratios in the long-tail segment were 51.7% and 30.2% in 2021 and 2022, respectively. The decrease in the ratio was mainly driven by a lower level of net loss and loss adjustment expenses and higher net premiums earned on a comparative basis.

Policy acquisition expenses

Policy acquisition expenses in the specialty long-tail segment decreased by 5.7% from $33.1 million in 2022 to $31.2 million in 2023. The net policy acquisition expense ratio for each of 2023 and 2022 was 19.8%.

Policy acquisition expenses in the specialty long-tail segment increased by 10.7% from $29.9 million in 2021 to $33.1 million in 2022. The net policy acquisition expense ratio for 2022 was 19.8% compared to 18.3% for 2021.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the years indicated:

	Year Ended December 31
	2023	2022	2021
	($) in millions
Gross written premiums	400.7	317.4	288.4
Ceded written premiums	(117.6)	(123.6)	(101.2)
Net written premiums	283.1	193.8	187.2
Change in unearned premiums	(46.9)	(15.1)	(35.2)
Net premiums earned (a)	236.2	178.7	152.0
Net loss and loss adjustment expenses (b)	(93.1)	(90.0)	(72.4)
Net policy acquisitions expenses (c)	(36.0)	(31.5)	(26.3)
Underwriting income	107.1	57.2	53.3

Loss ratio (b)/(a)	39.4%	50.4%	47.6%
Net policy acquisition expenses ratio (c)/(a)	15.2%	17.6%	17.3%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 26.2% from $317.4 million in 2022 to $400.7 million in 2023. This was primarily due to the increase in average renewal premium rates of 9.0% and growth in new business in 2023. Most of our lines of business contributed to growth in gross written premiums in this segment.

Gross written premiums in the specialty short-tail segment increased by 10.1% from $288.4 million in 2021 to $317.4 million in 2022. The increase in gross written premiums was in all lines of business, other than in ports and terminals and engineering, primarily due to new business generated across all lines of business, as well as rate increases on existing business of 5.2%.

Ceded written premiums

Ceded written premiums in the specialty short-tail segment decreased by 4.9% from $123.6 million in 2022 to $117.6 million in 2023. This decrease was primarily due to lower facultative reinsurance purchases recorded.

Ceded written premiums in the specialty short-tail segment increased by 22.1% from $101.2 million in 2021 to $123.6 million in 2022. This increase was primarily due to an increase in facultative reinsurance purchases.

Net change in unearned premiums

Net change in unearned premiums increased from an expense of $15.1 million in 2022 to an expense of $46.9 million in 2023. This increase was in line with the increase in net written premiums recorded in this segment on a comparative basis.

Net change in unearned premiums decreased from an expense of $35.2 million in 2021 to an expense of $15.1 million in 2022. The decrease was due to a higher release of earned premiums written in prior years in 2022 compared to 2021.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 32.2% from $178.7 million in 2022 to $236.2 million in 2023.

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 17.6% from $152.0 million in 2021 to $178.7 million in 2022.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses in the specialty short-tail segment increased by 3.4% from $90.0 million in 2022 to $93.1 million in 2023. This was primarily due to a $10.4 million increase in current accident losses, offset by $7.3 million of higher favorable development on loss reserves from prior accident years in 2023 compared to 2022.

Net loss and loss adjustment expenses in the specialty short-tail segment increased by 24.3% from $72.4 million in 2021 to $90.0 million in 2022. This was primarily due to an increase in current accident year losses. This was partially offset by net favorable development of net loss reserves from prior accident years for most lines of business in the short-tail segment, which were positively affected by the currency devaluation impact on loss reserves denominated in Euro.

The short-tail segment loss ratio decreased by 11.0 percentage points to 39.4% for the year ended December 31, 2023 as compared to 50.4% during the year ended December 31, 2022. The decrease in the ratio was mainly driven by higher net premiums earned on a comparative basis.

The short-tail segment loss ratio decreased by 2.8 percentage points to 50.4% for the year ended December 31, 2022 as compared to 47.6% during the year ended December 31, 2021.

Net policy acquisition expenses

Policy acquisition expenses in the specialty short-tail segment increased by 14.3% from $31.5 million in 2022 to $36.0 million in 2023. The increase was primarily due to an increase in net premiums earned in 2023 compared to 2022. The net policy acquisition expense ratio for 2023 was 15.2% compared to 17.6% in 2022. The decrease in the net policy acquisition expense ratio was primarily attributable to a higher retention ratio in the short-tail segment, coupled with growth in net premiums earned.

Policy acquisition expenses in the specialty short-tail segment increased by 19.8% from $26.3 million in 2021 to $31.5 million in 2022. The increase was primarily due to the increase in net premiums earned in 2022 compared to 2021. The net policy acquisition expense ratio for 2022 was 17.6% compared to 17.3% in 2021.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the years indicated:

	Year Ended December 31
	2023	2022	2021
	($) in millions
Gross written premiums	61.1	31.5	24.1
Ceded written premiums	-	-	-
Net written premiums	61.1	31.5	24.1
Change in unearned premiums	(7.9)	(1.2)	(3.3)
Net premiums earned (a)	53.2	30.3	20.8
Net loss and loss adjustment expenses (b)	(26.8)	(17.1)	(15.9)
Net policy acquisitions expenses (c)	(7.8)	(5.6)	(3.4)
Underwriting income	18.6	7.6	1.5

Loss ratio (b)/(a)	50.4%	56.4%	76.4%
Net policy acquisition expenses ratio (c)/(a)	14.7%	18.5%	16.3%

Gross written premiums

Gross written premiums in the reinsurance segment increased 94.0% from $31.5 million in 2022 to $61.1 million in 2023, benefitting from growth in both new business premiums and renewal premiums under proportional and non-proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 25.4%.

Gross written premiums in the reinsurance segment increased 30.7% from $24.1 million in 2021 to $31.5 million in 2022, primarily due to growth in new and renewal premiums and the increase in average renewal premium rates of 5.4%.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from an expense of $1.2 million in 2022 to an expense of $7.9 million in 2023. This increase was in line with the increase in net written premiums recorded in this segment on a comparative basis.

Net change in unearned premiums in the reinsurance segment decreased from an expense of $3.3 million in 2021 to an expense $1.2 million in 2022.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 75.6% from $30.3 million in 2022 to $53.2 million in 2023.

As a result of the foregoing, net premiums earned in the reinsurance segment increased 45.7% from $20.8 million in 2021 to $30.3 million in 2022.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses in the reinsurance segment increased 56.7% from $17.1 million in 2022 to $26.8 million in 2023. This was primarily due to the increase in current year accident year losses by $14.0 million on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the Turkey earthquake in 2023. The increase in current year losses was partially offset by a positive change of $4.3 million from unfavorable development on loss reserves from prior accident years in 2022 compared to favorable development in 2023.

Net loss and loss adjustment expenses in the reinsurance segment increased by 7.5% from $15.9 million in 2021 to $17.1 million in 2022.

Loss ratios for the reinsurance segment for the three years ended December 31, 2023, 2022 and 2021 were as follows:

●	50.4% in 2023

●	56.4% in 2022

●	76.4% in 2021

The decrease in the loss ratios in 2023 and 2022 was mainly driven by higher net premiums earned on a comparative basis.

Net policy acquisition expenses

Net policy acquisition expenses in the reinsurance segment increased by 39.3% from $5.6 million in 2022 to $7.8 million in 2023. The net policy acquisition expense ratio for 2023 was 14.7% compared to 18.5% for 2022. The decrease in the net policy acquisition expense ratio was primarily attributable to growth in net premiums earned.

Net policy acquisition expenses in the reinsurance segment increased by 64.7% from $3.4 million in 2021 to $5.6 million in 2022. The net policy acquisition expense ratio for 2022 was 18.5% compared to 16.3% for 2021.

Non-GAAP Financial Measures

In presenting our results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

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

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance. Core operating income is calculated by the addition or subtraction of certain income statement line items from net income for the year, the most directly comparable U.S. GAAP financial measure, as illustrated in the table below.

Return on average equity and core operating return on average equity, which are both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the year.

	Year Ended December 31
	2023	2022	2021
	($) in millions
Net income for the year	118.2	89.2	46.8
Reconciling items between net income for the period and core operating income:
Net realized (gain) loss on investments	(6.7)	0.7	(0.3)
Net unrealized (gain) loss on investments (tax adjusted) (1)	(2.6)	5.4	3.8
Change in allowance for expected credit losses on investments	(0.4)	0.4	0.1
Change in fair value of derivative financial liabilities	27.3	(4.6)	(0.7)
Expenses related to conversion of warrants in cash (2)	1.9	-	-
Net foreign exchange (gain) loss (tax adjusted) (1)	(3.9)	2.8	3.3
Core operating income	133.8	93.9	53.0
Average shareholders’ equity (3)	475.7	396.0	369.6
Return on average equity (4)	24.8%	22.5%	12.7%
Core operating return on average equity (4) and (5)	28.1%	23.7%	14.3%
Basic core operating earnings per share (6)	2.92	1.95	1.11
Diluted core operating earnings per share (6)	2.88	1.94	1.11

(1)	Represents a non-GAAP financial measure as line-item balances have been adjusted for the related tax impact.
(2)	This expense is included in the ‘Other expenses’ line item in the Consolidated Statement of Income.
(3)	Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.
(4)	Return on average equity and core operating return on average equity, both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the year.
(5)	Represents core operating income for the year divided by average shareholders’ equity.
(6)	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares diluted as follows:

	Year Ended December 31
	2023	2022	2021
(in millions of U.S. Dollars, except per share information)
Core operating income for the year	133.8	93.9	53.0
Minus: Core operating income attributable to the earnout shares	8.5	5..2	2.4
Minus: Dividends attributable to the restricted share awards	-	0.1	0.1
Core operating income available to common shareholders (a)	125.3	88.6	50.5
Weighted average number of shares – basic (in millions of shares) (b)	42.9	45.5	45.5
Weighted average number of shares – diluted (in millions of shares) (c)	43.5	45.7	45.5
Basic core operating earnings per share (a/b)	2.92	1.95	1.11
Diluted core operating earnings per share (a/c)	2.88	1.94	1.11

B. Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of December 31, 2023, we had $1.8 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements. As of December 31, 2022, we had $2.9 million of letters of credit. In addition, as of December 31, 2023 and 2022, we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.

Our current arrangements with bankers for the issue of letters of credit require us to provide collateral in the form of investments whereby the issued letters of credit do not exceed 70% of the collateralized investment. As at December 31, 2023 and 2022, these investments amounted to $2.6 million and $4.2 million, respectively. We do not consider that this unduly restricts our liquidity at this time.

In 2021, we signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an aggregate amount of $1.25 million in five installments over five years to support cancer research projects. As of December 31, 2023, we have paid $0.75 million and the remaining two instalments totaling $0.5 million will be made equally between 2024 and 2025.

We have historically paid regular dividends to our shareholders. In March 2021, we declared a dividend of $0.17 per share, and in August 2021 we declared a dividend of $0.16 per share. In March 2022, we declared a dividend of $0.19 per share, in May, August and November 2022, we declared dividends of $0.01 per share, respectively, and in March, May, August and November 2023, we declared dividends of $0.01 per share, respectively.

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

Cash flows

IGI has three main sources of cash flows: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities is provided in the following table:

	Year Ended December 31
	2023	2022	2021
	($) in millions
Net cash flows from operating activities	$196.6	154.9	175.3
Net cash flows used in investing activities	(90.4)	(246.6)	(51.5)
Net cash flows used in financing activities	(49.1)	(12.5)	(15.1)
Net change in cash and cash equivalents	57.1	(104.2)	108.7

Net cash flows from operating activities

Net cash flows from operating activities increased by $41.7 million from net cash inflow of $154.9 million for the year ended December 31, 2022 compared to net cash inflow of $196.6 million for the year ended December 31, 2023. This increase was primarily due to growth in business.

Net cash flows from operating activities decreased by $20.4 million from net cash inflow of $175.3 million for the year ended December 31, 2021 compared to net cash inflow of $154.9 million for the year ended December 31, 2022. This decrease was primarily due to growth in business being offset by the increase in cash outflows related to the settlement of loss and loss adjustment expenses.

Net cash flows used in investing activities

Net cash flows used in investing activities decreased from net cash outflow of $246.6 million for the year ended December 31, 2022 to net cash outflow of $90.4 million for the year ended December 31, 2023. This was primarily due to a positive movement on the term deposits and short-term investments combined, which was offset by higher purchases of fixed maturity securities, available-for-sale, equity securities and other investments.

Net cash flows used in investing activities increased from net cash outflow of $51.5 million for the year ended December 31, 2021 to net cash outflow of $246.6 million for the year ended December 31, 2022. This was primarily due to negative movement on the term deposits and short-term investments combined.

Net cash flows used in financing activities

Net cash flows used in financing activities increased from a net cash outflow of $12.5 million for the year ended December 31, 2022 to a net cash outflow of $49.1 million for the year ended December 31, 2023. The cash outflow from financing activities for the year ended December 31, 2023 primarily represented a cash payment for the repurchase of common shares of $31.1 million and cash payment for the repurchase and redemption of warrants of $16.3 million.

Net cash flows used in financing activities decreased from a net cash outflow of $15.1 million for the year ended December 31, 2021 to a net cash outflow of $12.5 million for the year ended December 31, 2022. The cash outflow from financing activities in the year ended December 31, 2022 primarily represented a dividend payment of $10.1 million and the repurchase of common shares of $2.4 million compared to $15.1 million of dividend payment for the year ended December 31, 2021.

Ratings

In November 2021, A.M. Best Company (“A.M. Best”) reaffirmed the ratings of our insurance subsidiaries (IGI Bermuda, IGI UK and IGI Europe) with an “A” (Excellent)/Stable. This rating reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. In November 2022 and November 2023, A.M. Best reaffirmed our rating with an “A” (Excellent)/Stable.

In April 2023, S&P Global Ratings (“S&P”) reaffirmed our financial strength with an “A-”/Stable.

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

IGI Bermuda holds a class 3B insurance license which is given to large commercial insurers with net written premiums exceeding $50 million. IGI Bermuda generated net written premiums of $497.2 million, $392.8 million, and $379.3 million in 2023, 2022 and 2021, respectively.

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

As such, the MSM required of IGI was $65.0 million, $57.8 million and $58.3 million, in each of 2023, 2022 and 2021, respectively.

The BMA also requires Class 3B insurers to maintain an additional amount of statutory capital and surplus equal to, or exceeding, the ECR, which is established by reference to either the BSCR or an approved internal capital model. The BSCR is calculated based on models provided by the BMA. The ECR required of IGI Bermuda was $260.0 million, $230.8 million and $233.4 million in each of 2023, 2022 and 2021, respectively.

The BMA also established a TCL above the ECR which insurers are expected to hold at least in total equivalent to 120% of the ECR (“the Target Capital”). The TCL required of IGI Bermuda was $312.0 million, $277.0 million and $280.1 million in each of 2023, 2022 and 2021, respectively.

IGI Bermuda’s 2023 draft statutory financial statements, and 2022 and 2021 audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements and was 211%, 179% and 162% in 2023, 2022 and 2021, respectively:

	Year Ended December 31
	2023*	2022**	2021
	($) in millions
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	65.0	57.8	58.3
Enhanced Capital Requirement (ECR)	260.0	230.8	233.4
Target Capital Level (TCL)	312.0	277.0	280.1

IGI Bermuda’s statutory capital and surplus	548.7	413.8	377.5
Bermuda Solvency Capital Requirement Ratio	211	179	162
Headroom over TCL	236.7	136.8	97.4

*	The 2023 figures are based on IGI Bermuda’s draft statutory financial statements.
**	The 2022 figures have been updated based on IGI Bermuda’s final statutory financial statements.

PRA requirements

IGI UK is subject to regulation by the UK FCA and the UK PRA. The Solvency Capital Requirement (“SCR”) for IGI UK is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.

The Solvency II measure of available capital (“Own Funds”) uses UK GAAP shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under Solvency II. The primary adjustments reflect the fact that Solvency II is based on the principle of an economic balance sheet — outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the Solvency II and UK GAAP bases is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).

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

IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 52% and 57% in 2022 and 2021, respectively. IGI UK’s draft financial statements for the year ended December 31, 2023 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded the PRA’s requirements by 76%.

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

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s draft financial statements for the year ended December 31, 2023 and audited financial statements for the years ended December 31, 2022 and 2021 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded the MFSA’s requirements by 108%, 107% and 140% for the years ended December 31, 2023, 2022 and 2021, respectively.

Derivative Financial Liabilities

In connection with the consummation of our business combination with Tiberius, we issued 4,500,000 private warrants and 12,750,000 public warrants. We repurchased and redeemed all public and private warrants in 2023. Prior to the repurchase and redemption, we recognized the warrants as liabilities at fair value and adjusted the instruments to fair value at each reporting period. The earnout shares issued to former shareholders of IGI and Tiberius are accounted for as a derivative financial liability because the earnout triggering events that determine the number of earnout shares to be vested include multiple settlement alternatives and events that are not solely indexed to the common shares of the Company. The earnout shares are subject to remeasurement at each balance sheet date until vested, and any change in fair value is recognized in the Group’s consolidated statement of income.

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

In 2023, we managed most of our investment portfolio in-house, with the exception of approximately $21.8 million which was managed by a third-party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee established by our management and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2023 and December 31, 2022 was as follows:

	Fair Value
Asset Description	December 31, 2023	December 31, 2022

Fixed income securities	767.6	491.1
Fixed and call deposits	247.2	366.9
Cash at banks and held with investments managers	77.1	52.3
Equities	26.2	31.4
Real estate	3.5	4.9
Mutual funds	11.1	12.2
Total	1,132.7	958.8

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2023:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	18.8	-	18.8
AA	152.0	-	152.0
A	408.3	-	408.3
BBB	186.1	-	186.1
BB	0.2	-	0.2
Not Rated	0.2	2.0	2.2
Total	765.6	2.0	767.6

The following table summarizes our investment results as of December 31, 2023, 2022 and 2021:

	Year Ended December 31
	2023	2022	2021
	($) in millions, unless otherwise specified
Average investments(1)	1,029.1	882.9	797.3
Investment income(2)	40.5	20.9	14.5
Investment yield(3)	3.9%	2.4%	1.8%

(1)	Includes investments and cash and cash equivalents. The average balance represents the investments at the reporting period end plus the investments as of the beginning of the reporting period, divided by 2.
(2)	Represents interest and dividend income, net of investment custodian fees and other investment expenses.
(3)	Represents investment income divided by average investments.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31
	2023	2022	2021
	%
Barclays US Aggregate Bond Index	3.1	2.7	2.4
S&P 500® Index (dividend return)	1.5	1.7	1.3

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2023 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2023
	Cost	Carrying Value
	($) in millions

2024	82.5	80.5
2025	150.9	145.4
2026	202.9	195.4
2027	61.0	57.8
2028	118.0	116.7
2029	62.5	60.8
2030	7.9	7.0
2031	16.6	15.4
2032	2.2	1.9
2033	15.2	15.8
After 2033	75.3	70.9
Total	795.0	767.6

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

●	We purchase property, onshore energy and engineering reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2023. Our per risk reinsurance covers losses in respect of property and engineering from an entry point of $10.0 million up to $50.0 million PML. Meanwhile in respect of onshore energy, we purchase from an entry point of $12.5 million up to $50.0 million PML. PML error is purchased beyond the aforementioned limits for a further $22.5 million. Our catastrophe reinsurance purchase is $75.0 million with a reinstatable limit above an entry point of $15.0 million.

●	We purchase offshore energy reinsurance to reduce our exposure to large losses. As of July 1, 2023, our maximum platform exposure was $75.0 million. Our offshore reinsurance protection has an entry point of $15.0 million and provides coverage up to a further $82.5 million covering an element of “clash coverage” for a moveable risk relating to a fixed platform. The maximum “moveable risks” coverage is $25.0 million.

●	Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses by virtue of a 20% Quota Share Treaty. This Quota Share Treaty covers professional indemnity, director and officers, financial institutions and warranty and indemnity business written or controlled by our London office underwriters.

●	Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

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

Reinsurance Recoverables

At December 31, 2023, approximately 75.6% of IGI’s reinsurance recoverables on unpaid and paid losses (not including ceded unearned premiums) of $223.1 million were due from carriers which had a “A-” or higher rating from a major rating agency. The largest reinsurance recoverables from any one carrier was approximately 8.0% of total shareholders’ equity available to IGI at December 31, 2023.

The following table shows credit ratings of our top 5 reinsurers as of December 31, 2023, and the unpaid and paid reinsurance recoverable from such reinsurers as of both December 31, 2023 and December 31, 2022 (dollars in millions):

Reinsurer rating	Percentage of total reinsurance recoverables	Reinsurance Recoverable at December 31, 2023	Reinsurance Recoverable at December 31, 2022
B++	19.3%	$43.1	$23.4
A+	15.7%	$35.0	$31.8
A++	6.1%	$13.7	$12.5
A+	5.9%	$13.1	$8.4
A	5.0%	$11.2	$9.9
Total		$116.1	$86.0

Reserves

To recognize liabilities for unpaid loss and loss adjustment expenses, both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for net loss and loss adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:

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

External (independent) Actuarial Review

Independent reviews of IGI’s reserves have been undertaken by a third-party actuarial consultancy since 2009. At present these reviews are undertaken every twelve months.

We undertake statutory submissions to the BMA and the National Association of Insurance Commissioners. Actuarial opinions are required to support the annual return. These opinions and the actuarial reviews of reserves supporting these opinions are undertaken by an independent international actuarial consultant.

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

The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This calculation involves:

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

The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2021 to 2023 and demonstrates the reserve surplus and deficiencies recognized over this year.

IGI Booked Reserves

	Year Ended December 31
($) in millions	2023	2022	2021
Net reserve for unpaid loss and loss adjustment expenses beginning of year	$447.4	$395.5	$309.8
Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	228.4	199.5	193.8
Previous accident years	(39.3)	(42.0)	(20.8)
Total	$636.5	$553.0	$482.8
Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	25.8	14.9	16.1
Previous accident years	110.8	90.7	71.2
Total	$136.6	$105.6	$87.3
Reserve for unpaid loss and loss adjustment expenses at end of period	712.1	636.2	577.6
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	212.2	188.8	182.1
Net reserve for unpaid loss and loss adjustment expenses at end of the year	$499.9	$447.4	$395.5

The following table sets out our claims reserving provisions including ULAE as of December 31, 2023 and 2022:

Change in Case Reserves, IBNR and ULAE

($) in millions	As of December 2023	As of December 2022	Difference
Gross Reported Case Reserve	$345.4	$308.6	$36.8
Reinsurance Reported Case Reserve	$117.0	$101.7	$15.3
Net Reported Case Reserve	$228.4	$206.9	$21.5
Net IBNR Reserves & ULAE	$271.5	$240.5	$31.0
Net reserve for unpaid loss and loss adjustment expenses	$499.9	$447.4	$52.5

For the year ended December 31, 2022, net ultimate losses increased by $199.6 million for accident year 2022 and decreased by $42.0 million for accident years 2021 and prior. The decrease in prior years’ ultimate losses is split between $32.8 million for the long-tail business, $10.1 million for the short-tail business and an increase of $0.9 million for the reinsurance book.

For the year ended December 31, 2023, the net ultimate loss increased by $228.4 million for accident year 2023 and decreased by $39.3 million for accident years 2022 and prior. The decrease in prior years’ ultimate losses is split between $16.9 million for the short-tail business, $19.2 million for the long-tail business and $3.2 million for the reinsurance business. Assumptions for future inflation have been updated to reflect an increase in the costs of goods and some services and an anticipated knock-on change in wage-related costs. The decrease in ultimate losses is however driven by consistent favorable claims experience.

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

Time value of money: As of the date of this annual report, the reserves (determined under U.S. GAAP) make no explicit allowance for the time value of money (i.e. reserves are not discounted).

Reserve Strengthening/Reserving Release: Reserve strengthening is the term used when the reserves established previously are no longer considered sufficient and are increased. The reserve strengthening will give rise to a charge against profits during that reporting year, reducing the profit for that year, possibly giving rise to an overall loss. Reserve release has the opposite effect.

The table below indicates that during each of the years ended December 31, 2023, 2022 and 2021, IGI has recorded reserving releases (item (C)).

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

As of December 31, 2023, 2022 and 2021, IGI had $271.5 million, $240.5 million and $208.5 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE

	Year Ended December 31
($) in millions	2023	2022	2021
Carrying balance of IBNR Reserves in Balance Sheet at beginning of the year (A)	$240.5	$208.6	$157.5
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(85.1)	(57.1)	(66.7)
IBNR Reserves release pertaining to prior years (C)	(39.3)	(42.0)	(20.7)
IBNR Reserves added for new accident year (D)	155.4	131.0	138.5
Net charge to P/L (B+C+D) = (F)	$31.0	$31.9	$51.1
Carrying balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$271.5	$240.5	$208.6

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3	107.1	105.6	105.5	180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6	65.5	66.4	66.6		189.5
2015	92.9	87	79.8	75.3	73.1	72.6	71.9	72.4	72.4			155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.8	89.1				157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8	109.6					146.7
2018	94.3	105	108.5	113.0	103.1	110.7						183.3
2019	124.4	115.7	100.1	107.0	105.3							215.5
2020	157.8	155.6	145.9	150.8								283.5
2021	193.8	162.9	142.3									336.6
2022	199.5	172.2										376.4
2023	228.4											447.2

For additional information about our reserves and reserves development, see Note 6 to IGI’s consolidated financial statements included elsewhere in this annual report.

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

Our calculation of reserves for net loss and loss adjustment expenses includes assumptions about future payments for settlement of claims and claims-handling expenses. To the extent inflation causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in earnings. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled.

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

C. Research and Development, Patents and Licenses, etc.

We had no significant research and development policies or activities for the years ended December 31, 2023, 2022 and 2021. We do not have any patents or licenses that are material for conducting our business, except as described in this annual report.

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

E. Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities, if any. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. We evaluate our estimates regularly using information that we believe to be relevant.

Reserve for unpaid loss and loss adjustment expenses

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

In particular, estimates have to be made for both the expected ultimate cost of claims reported and the expected ultimate cost of claims incurred but not yet reported (IBNR) at the balance sheet date. The primary technique adopted by management in estimating the cost of notified and IBNR claims is that of using past claim settlement trends to predict future claims settlement trends. Claims requiring court or arbitration decisions are estimated individually. Independent loss adjustors normally estimate property claims. Management reviews its provisions for claims incurred, and claims incurred but not reported, on a quarterly basis.

Total carrying amount of reserve for unpaid loss and loss adjustment expenses as at December 31, 2023 and 2022 was $712.1 million and $636.2 million, respectively. As at December 31, 2023 and 2022, gross incurred but not reported claims (IBNR) amounted to $366.7 million and $327.7 million respectively out of the total reserve for unpaid loss and loss adjustment expenses. Total carrying amount of reserve for unpaid loss and loss adjustment expenses net of reinsurance as at December 31, 2023 and 2022 was $499.9 million and $447.4 million, respectively.

Sensitivities

The following tables show the effect on estimated net reserves for unpaid loss and loss adjustment expenses as at December 31, 2023 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus ten percent. Accelerated loss emergence patterns indicate a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.

Management believes that these scenarios present a reasonable range of variability around the booked reserves using standard actuarial techniques. Loss reserves may vary beyond these scenarios in periods of heightened or reduced claim activity. The reserves resulting from the changes in the assumptions are not additive and should be considered separately. The following tables vary the assumptions employed therein independently. In addition, the tables below do not adjust any parameters other than the ones described above.

Change in assumption	Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoverable
($ in millions)

Accelerated pattern*	$451.6
Unchanged	$499.9
Decelerated pattern*	$558.7

*	Accelerated/Decelerated patterns are shifted by 6 months for long-tail segment and 3 months for short-tail and reinsurance segments.

Change in assumption	Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoverable
($ in millions)

10% favorable	$470.2
Unchanged	$499.9
10% unfavorable	$528.7

Fair Value Measurements of Certain Financial Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Item 18, Notes 2(s) and 15 to the Consolidated Financial Statements under “Fair Value” for information on the valuation techniques, including significant inputs and assumptions generally used in estimating the fair values of our financial instruments.

Premiums representing amounts due on business written but not yet reported

In addition to reported premium income, we also include an estimate for pipeline premiums representing amounts due on business written but not yet reported. This is based on management’s judgement of market conditions and historical data using premium development patterns evident from active underwriting periods to predict ultimate premiums trends at the close of the fiscal period.

Allowance for Expected Credit Losses - Fixed Maturity Available-For-Sale Securities

Fixed maturity available-for-sale securities are reported at fair value at the balance sheet date and are presented net of an allowance for expected credit losses. A fixed maturity available-for-sale security is impaired if the fair value of the investment is below amortized cost. For fixed maturity securities, the evaluation for a credit loss is generally based on the present value of expected cash flows of the security as compared to the amortized cost. On a quarterly basis, the Group evaluates all fixed maturity available-for-sale securities for impairment losses. Details regarding our processes for the identification of impairments of fixed maturity available-for-sale securities and the recognition of the related impairment losses are disclosed in Note 2(a) to the Consolidated Financial Statements in Item 18 of this report. At December 31, 2023 and 2022, we recorded an allowance for expected credit losses of $353 thousand and $195 thousand respectively, and for the years ended December 31, 2023, we recorded impairment losses of $158 thousand (2022: $195 thousand) (refer to Note 3 for further details).

Allowance for Expected Credit losses – Premiums Receivable

The Group reports its Premiums receivable net of any allowance for expected credit losses. The Group monitors credit risk associated with premiums receivable through its ongoing review of amounts outstanding, aging of the receivable, historical loss data, and counterparty financial strength measures. The allowance also includes estimated uncollectible amounts related to dispute risk. Any allowance for credit losses is charged to “Change in allowance for expected credit losses on receivables” in the period the receivable is recorded and revised in subsequent periods to reflect changes in the Group’s estimate of expected credit losses.

Allowance for Expected Credit losses – Reinsurance Recoverables

The Company reports its reinsurance recoverables net of an allowance for estimated uncollectible reinsurance, including expected credit losses. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses and other relevant factors. The Company uses a rating-based method to estimate the uncollectible reinsurance reserves due to credit losses. Under this method, reinsurance credit risk is estimated by considering the reinsurers probability of default. Additionally, reinsurance recoverables balances are evaluated to identify any dispute risk and when required, an additional reserve is recorded. Amounts deemed to be uncollectible, including amounts due from known insolvent reinsurers, are written off against the allowance. Changes in the allowance, as well as any subsequent collections of amounts previously written off, are reported as part of “Change in allowance for expected credit losses on receivables”.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Wasef Salim Jabsheh	81	Executive Chairman of the Board
Walid Wasef Jabsheh	47	President, Chief Executive Officer and Director
David Anthony	69	Director
Michael T. Gray	63	Director
David King	78	Director
Wanda Mwaura	51	Director
Andrew J. Poole	43	Director
Hatem Wasef Jabsheh	44	Chief Operating Officer
Pervez Rizvi	62	Chief Financial Officer
Andreas Loucaides	71	Chief Executive Officer, IGI UK

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

Wasef Jabsheh serves as our Executive Chairman of the Board, a position he has held since July 1, 2023. Previously, Wasef Jabsheh served as our Chief Executive Officer between March 17, 2020 and June 30, 2023. Wasef Jabsheh founded IGI in 2001 and served as the Chief Executive Officer and Vice Chairman of IGI Dubai from 2011 until March 17, 2020. Wasef Jabsheh has specialized in marine and energy insurance for more than 50 years in various prominent roles with the Kuwait Insurance Co and with ADNIC (the Abu Dhabi National Insurance Company) from the mid-1970s to the late 1980s. In 1989, Mr. Jabsheh established Middle East Insurance Brokers and two years later founded International Marine & General Insurance Co. He also served as a member of the board of directors of HCC Insurance Holdings Inc. from 1994 until 1997.

Walid Jabsheh has served as our Chief Executive Officer since July 1, 2023 and as our President and a Director since March 17, 2020. Walid Jabsheh joined IGI in 2002 and, prior to his current role at the Company, served as the President of IGI Dubai where he played a pivotal role in the growth and development of IGI Dubai. Walid Jabsheh began his career at Manulife Reinsurance in Toronto, Canada and later joined LDG Reinsurance Corporation, a subsidiary of Houston Casualty Co, in 1998 where he served as Senior Underwriter managing a $30 million book of treaty and facultative business.

David Anthony has served as an independent non-executive Director since March 17, 2020. Mr. Anthony previously served as a non-executive Director on the board of IGI Holdings Dubai Limited from July 2018 through March 2020.From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was a lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citibank N.A. London from June 1987 to April 1992, and senior insurance analyst at Moody’s Investors Service, New York, from April 1992 to March 1994. Mr. Anthony has more than 35 years of experience analyzing the insurance and reinsurance industries. During his career he has worked extensively in Europe, the Middle East, North Africa and the United States. Mr. Anthony holds a Master of Science degree in Economic History from the University of London.

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

David King has served as a Director since March 17, 2020. Mr. King served as a Non-Executive Director on the board of our wholly-owned subsidiary, International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre (“IGI Dubai”), from November 2012 through 2020. He also served as Non-Executive Chairman and a member of the audit committee of International General Insurance Company (UK) Limited, our wholly-owned subsidiary, until March 17, 2022. He has served as Non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Stratos Markets Limited since October 2023. Prior to that, from 2014 until October 2023, Mr. King was Non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Forex Capital Markets Ltd. . From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting Chief Executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Wanda Mwaura has served as a Director since March 17, 2020. Ms. Mwaura has more than 28 years of financial services experience, with extensive reinsurance, accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. (‘EY’) in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at EY from 1996 through 2013, including serving as a Partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a non-executive director and consulting services provider to various entities in Bermuda. Ms. Mwaura is a non-executive director for a Bermuda regulated bank and a London Stock Exchange listed independent exploration and production company serving as audit committee member and audit and risk committee chair, respectively. She also serves as the Executive Director of the Bermuda Public Accountability Board in Bermuda. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University and is a Chartered Professional Accountant (CPA) and a member of CPA Bermuda.

Andrew J. Poole has served as a Director since March 17, 2020. Mr. Poole previously served as a non-executive Director of FOXO Technologies Inc. from the September 2022 closing of a business combination with Delwinds Insurance Acquisition Corp. (Delwinds), a blank check company which went public in December 2020 with $201.250 million held in trust, until November 2023. He was previously Chairman of the Board of Directors and Chief Executive Officer of Delwinds. Mr. Poole has over 19 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 and which consummated its initial business combination with IGI. Concurrently, from 2015 through December 2022, Mr. Poole was an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the Board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to American Coastal Insurance Corporation (Nasdaq: ACIC) (f/k/a United Insurance Holdings Corporation). Mr. Poole is a graduate of The George Washington University.

Hatem Jabsheh has served as our Chief Operating Officer since March 17, 2020. Mr. Jabsheh has been IGI’s Group Chief Operating Officer since 2017, and IGI’s Chief Investment Officer since 2010. Mr. Jabsheh began his career in 2001 with Spear, Leads, and Kellogg, a subsidiary of Goldman Sachs. He worked in several pits at the CBOE (Chicago Board Options Exchange) and CME (Chicago Mercantile Exchange) as a primary market maker. He then moved to Amman, Jordan in 2004 to set up Indemaj Financial, an asset management and brokerage company, which he successfully sold in 2009. In 2006, Mr. Jabsheh set up Indemaj Technology, an open-source web development company, which was also later sold in 2012. His 22-year professional career spans executive roles in the asset management sector and reinsurance, all underscored by an aim to promote innovation and transformation. He is actively involved in the tech community, promoting disruption within the reinsurance industry. Mr. Jabsheh currently serves on the boards of the Swiss Jordanian Business Club and the United Cable Industries Company. Hatem Jabsheh is a graduate of Marquette University with a dual major in International Business and Finance and a minor in History.

Pervez Rizvi has served as our Chief Financial Officer since March 17, 2020. Mr. Rizvi has served as the Group Chief Financial Officer of IGI Dubai since 2015. He has over 38 years of experience out of which 35 years are in the insurance and banking sectors. He obtained a Bachelor of Commerce in Accounts and Management followed by a CA (India) and a CPA (USA). Mr. Rizvi is a member of the Institute of Chartered Accountants of India. Mr. Rizvi began his insurance career with the Life Insurance Corporation of India in 1989 and later worked with a number of financial institutions and insurance companies in the Middle East and Far East including HSBC Bank in the UAE and Malaysia and Zurich Financial Services in DIFC, Dubai.

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

David Anthony and David King are Class I Directors with terms expiring at our 2024 annual general meeting. Wanda Mwaura and Andrew Poole are Class II Directors with terms expiring at our 2025 annual general meeting. Wasef Jabsheh, Walid Jabsheh and Michael Gray are Class III Directors with terms expiring at our 2026 annual general meeting.

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

Currently, Mr. Jabsheh’s appointed directors — Wasef Jabsheh and Walid Jabsheh — are serving as Class III Directors with their terms expiring at our 2026 annual general meeting.

Family Relationships

Wasef Jabsheh, our Executive Chairman, is the father of Walid Jabsheh, our President and Chief Executive Officer, and Hatem Jabsheh, our Chief Operating Officer. He is also the father of Hani Jabsheh, who was a non-executive director of IGI Dubai until shortly after the consummation of the Business Combination, and the uncle of Mohammad Abu Ghazaleh, who was the Chairman of the board of directors of IGI Dubai until shortly after the consummation of the Business Combination.

B. Compensation

The aggregate amount of cash compensation, consisting of salaries, bonuses and other short-term benefits paid by us to our executive officers collectively during 2023, was approximately $6.7 million for services in all capacities. In addition, we have accrued $2.1 million of long-term benefits as of December 31, 2023 (in the form of the earn-out value of shares) in connection with the grant of restricted shares to certain executive officers.

The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2023 was approximately $0.5 million.

In February 2023, our board of directors approved the grant of an aggregate of 379,000 restricted shares to certain executive officers. These shares vest in three equal installments on January 2, 2024, January 2, 2025 and January 2, 2026. The aggregate grant date fair value of the restricted shares granted to these executive officers was approximately $3.1 million.

In March 2023, our board of directors awarded 129,808 restricted shares to Wasef Jabsheh. These shares vest in three equal installments on January 2, 2024, January 2, 2025 and January 2, 2026. The grant date fair value of these restricted shares was $1.1 million.

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

Employment Agreements

We have previously entered into employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer. In preparing these employment agreements, the Company utilized certain benchmarking data prepared by a third party. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in U.S. Dollar. The annual long term incentive opportunities are 150%, 150% and 100% of the executive’s base salary, respectively. Due to his expatriate status working in the United Kingdom, the President and Chief Executive Officer is entitled to a tax-gross up with respect to his base salary and bonus, and a housing allowance of up to £120,000 annually. The Executive Chairman, President and Chief Executive Officer are entitled to the use of private aircraft in connection with their travel outside of Jordan. The employment agreements contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his salary and bonus. If the executive is terminated for cause, the agreements provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. The executives’ employment would automatically terminate upon a change of control and, in this event, the executive would receive a severance benefit equal to three times the officer’s highest salary, bonus and equity award over the prior three years, and in connection with such a change of control and termination of employment, all unvested equity awards would become fully vested. The agreements also contain limitations on outside activities, include confidentiality obligations, and include covenants restricting the solicitation of employees and customers and a non-compete for 12 months following termination of employment. The employment agreements are governed by English law.

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

Board Leadership Structure

Wasef Jabsheh serves as Executive Chairman of the board of directors. Wasef Jabsheh previously served as our Chairman of the board of directors and Chief Executive Officer. On June 30, 2023, Mr. Jabsheh resigned from the position of Chief Executive Officer and, on July 1, 2023, was appointed Executive Chairman, while Walid Jabsheh was appointed as our Chief Executive Officer. We believe that having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh acting as President and Chief Executive Officer is most appropriate at this time for us because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the board of directors. In particular, having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh acting as President and Chief Executive Officer increases the effectiveness of our board’s deliberations and the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.

We believe that the separation of the roles of Executive Chairman and Chief Executive Officer, together with the significant responsibilities of the board’s independent directors, provides an appropriate balance between leadership and independent oversight.

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

The Company has adopted a compensation committee charter which sets forth the requirements for compensation committee members and the responsibilities of the compensation committee. The 2020 Omnibus Incentive Plan of the Company is administered by the full board of directors. The purpose of the compensation committee is to review, evaluate and approve compensation paid to our officers and directors. The compensation committee will review director compensation and make recommendations to the board of directors regarding the form and amount of director compensation. Walid Jabsheh does not participate in compensation committee discussions regarding his own compensation.

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

The Company has also adopted a Financial Code of Ethics applicable to the Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller or certain other officers performing similar functions. The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly internally report violations of this Financial Code to the designated Compliance Officer and in the case of the CFO and CEO, to the Board of Directors and/or Audit Committee of the Board of Directors.

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

D. Employees

As of December 31, 2023, 2022 and 2021, we had 401, 355 and 287 employees, respectively. The following table shows the number of employees, including management staff, by geography and function as of December 31, 2023.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	37	95	23	35	20	28	238
London	46	13	10	12	15	17	113
Dubai	10	1	-	2	-	2	15
Casablanca	5	-	-	1	-	-	6
Labuan	3	-	-	2	9	-	14
Malta	3	1	-	-	7	-	11
Bermuda	1	1	-	1	-	1	4
Norway	1	-	-	-	-	-	1
Total	106	111	33	53	51	48	402

We consider our relationship with our employees to be good and have not experienced interruptions to operations due to labor disagreements.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors is set forth in Item 7.A of this annual report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 46,074,179 common shares issued and outstanding as of December 31, 2023, with respect to beneficial ownership of our shares by:

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

Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of December 31, 2023, approximately 20.7 million of our common shares, or 45% of our total outstanding common shares, we held by 18 U.S. record holders.

Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	14,373,211	31.2%
Walid Wasef Jabsheh(3)	500,594	1.1%
Hatem Wasef Jabsheh(4)	367,857	*
Pervez Rizvi(5)	75,000	*
Andreas Loucaides(6)	80,000	*
Michael T. Gray(7)	2,713,503	5.9%
Andrew J. Poole(8)	648,592	1.4%
David Anthony	*	*
David King	*	*
Wanda Mwaura	*	*
All directors and executive officers as a group (ten individuals)	18,758,757	40.7%

Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(9)	9,575,138	20.8%
Royce & Associates, LP(10)	3,750,321	8.2%

*	Less than 1%

(1)	Based on 46,074,179 common shares of the Company issued and outstanding as of December 31, 2023.

(2)	As of December 31, 2023, Wasef Salim Jabsheh’s 14,373,211 common shares beneficially owned included 400,000 contingent then unvested common shares (which vested in January 2024) and 131,148 contingent unvested common shares that vest at $15.25 per share. Mr. Jabsheh has the right to vote and receive dividends with respect to these contingent unvested common shares. As of December 31, 2023, his shares also included 273,456 restricted shares for which he has the right to vote, of which 137,124 vest on January 2, 2024, 93,063 vest on January 2, 2025 and 43,270 vest on January 2, 2026. Wasef Jabsheh’s ownership does not include 1,267,576 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is the Executive Chairman of the Company’s board of directors.

(3)	As of December 31, 2023, Walid Wasef Jabsheh’s ownership included 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership. As of December 31, 2023, his shares also included 111,667 restricted shares for which he has the right to vote, of which 53,333 vest on January 2, 2024, 38,334 vest on January 2, 2025 and 20,000 vest on January 2, 2026. Mr. Jabsheh’s ownership does not include 766,982 common shares beneficially owned by his brothers or 14,373,211 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President and Chief Executive Officer of the Company and is the son of Wasef Jabsheh.

(4)	As of December 31, 2023, Hatem Wasef Jabsheh’s ownership includes 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership. As of December 31, 2023, his shares also included 73,333 restricted shares for which he has the right to vote, of which 35,000 vest on January 2, 2024, 24,999 vest on January 2, 2025 and 13,334 vest on January 2, 2026. Mr. Jabsheh’s ownership does not include 899,719 common shares beneficially owned by his brothers or 14,373,211 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.

(5)	As of December 31, 2023, his shares included 43,333 restricted shares, of which 20,000 vest on January 2, 2024, 14,999 vest on January 2, 2025 and 8,334 vest on January 2, 2026.

(6)	As of December 31, 2023, his shares included 51,667 restricted shares, of which 23,333 vest on January 2, 2024, 18,334 vest on January 2, 2025 and 10,000 vest on January 2, 2026.

(7)	As of December 31, 2023, Michael T. Gray’s beneficial ownership of 2,713,503 common shares included (1) 1,408,191 common shares owned by the Gray Insurance Company, of which Michael T. Gray is President, (2) 668,861 contingent unvested common shares owned by Mr. Gray, including 122,032 contingent then unvested common shares (which vested in January 2024), 417,396 common shares that vest at $14.00 per share and 251,465 common shares that vest at $15.25 per share, with respect to which Mr. Gray has the right to vote and receive dividends and (3) 85,448 unvested common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership, including 13,184 contingent then unvested common shares (which vested in January 2024), 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Gray’s ownership does not include 34,264 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(8)	As of December 31, 2023, Andrew J. Poole’s beneficial ownership included 85,448 contingent unvested common shares, including 13,184 contingent then unvested common shares (which vested in January 2024), 45,096 common shares that vest at $14.00 per share and 27,168 common shares that vest at $15.25 per share. Mr. Poole has the right to vote and receive dividends with respect to these contingent unvested common shares. Mr. Poole’s ownership also includes 55,485 common shares owned by his wife Sarah Karp, 230,000 common shares owned by his son Torin Perry Poole, 3,227 common shares owned by his daughter Mila Adeline Poole, and 2,863 common shares owned by his daughter Isla Dae Poole, for all of which he disclaims beneficial ownership. The business address of Andrew Poole is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(9)	According to a Schedule 13D/A filed with the SEC on March 17, 2023, Omnivest owned 9,575,138 shares. The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.

(10)	According to a Schedule 13G filed with the SEC on January 30, 2024, Royce & Associates, LP beneficially owned 3,750,321 common shares of the Company as of December 31, 2023. Royce & Associates, LP’s shares are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP. The interest of one account, Royce Small-Cap Total Return Fund, an investment company registered under the Investment Company Act of 1940 and managed by Royce & Associates, LP, amounted to 2,674,312 common shares.

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

The Earnout Shares cannot be transferred by any of Wasef Jabsheh, Argo or the Sponsor unless and until they vest in accordance with the requirements of the Sponsor Share Letter and except as otherwise permitted by the Sponsor Share Letter, including with the of all consent of all of the parties to the Sponsor Share Letter. Any Earnout Shares that fail to vest on or prior to the eight-year anniversary of the Closing (the period from the Closing until such date, the “Earnout Period”) will be transferred to the Company for cancellation. Unless and until any Earnout Shares are transferred to the Company for cancellation, each of Wasef Jabsheh, Argo and the Sponsor will own all rights to such Earnout Shares, including the right to vote such shares and to receive dividends.

Pursuant to the terms of the Sponsor Share Letter, Earnout Shares vest and are no longer subject to acquisition by the Company for cancellation as follows:

Holder	Number of Earnout Shares	Company Share Price Threshold*
Wasef Jabsheh	131,148	15.25
	400,000	12.75
	131,148	15.25

Argo	39,200	12.75

Sponsor and its transferees	800,000	11.50
	160,800	12.75
	550,000	14.00
	331,352	15.25

*	Based on the closing price of our common shares on the principal exchange on which such securities are then listed or quoted for 20 trading days over a 30 trading day period at any time during the Earnout Period (in each case subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions)

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

On October 4, 2023, we completed the repurchase and redemption of all outstanding public and private warrants, including warrants held by Mr. Jabsheh and Argo.

As of December 13, 2023, the Company’s common shares traded at or above the price of $11.50 per shares for 20 trading days over a 30 trading day period, which caused certain number of the Earnout Shares to vest in accordance with the requirements of the Sponsor Share Letter. As of January 23, 2024, the Company’s common shares traded at or above the price of $12.75 per shares for 20 trading days over a 30 trading day period, which caused an additional number of the Earnout Shares to vest in accordance with the requirements of the Sponsor Share Letter.

As a result of vesting of certain Earnout Shares at $11.50 and $12.75 thresholds, as of the date of this annual report, the outstanding unvested number of Earnout Shares was as follows:

Holder	Number of Earnout Shares	Company Share Price Threshold
Wasef Jabsheh	131,148	15.25
Sponsor and its transferees	550,000	14.00
	331,352	15.25

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

Employment Agreements

We have entered into employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in USD. For further details on our employment agreements, see the section entitled “Executive Compensation — Employment Agreements.”

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

For a discussion of legal proceedings involving the Company, see Note 21 to the IGI audited consolidated financial statements included in this annual report and the section entitled “Item 4. Information on the Company — B. Business Overview — Litigation,” which is incorporated by reference herein.

Our board of directors will evaluate whether or not to pay dividends and, if so, whether to pay dividends on a quarterly, semi-annual or annual basis, depending on our results, market conditions, contractual obligations, legal restrictions and other factors deemed relevant by the board of directors.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares are listed on Nasdaq under the symbol IGIC. Holders of our common shares should obtain current market quotations for their securities. There can be no assurance that our common shares will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our common shares could be delisted from Nasdaq. A delisting of our common shares will likely affect the liquidity of our common shares and could inhibit or restrict our ability to raise additional financing. See the section entitled “Risk Factors — Risks Relating to Ownership of Our Securities — Nasdaq may delist our securities, which could limit investors’ ability to engage in transactions in our securities and subject us to additional trading restrictions.”

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

Pre-emptive Rights

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

The Executive Chairman, if present, and if not, the President and Chief Executive Officer, if present, and if not, any person appointed by our board of directors will act as chairman of the meeting. In their absence and if no one is appointed by our board of directors as chairman of such meeting, a chairman of the meeting will be appointed or elected by those present at the meeting and entitled to vote.

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

Classified Board

Our Amended and Restated Bye-laws provide that our board of directors shall consist of such number of directors as the board may from time to time determine in accordance therewith. Upon and since the consummation of the Business Combination, our board of directors consists of 7 directors. Our Amended and Restated Bye-laws provide that the directors are divided into three classes designated Class I, Class II and Class III, with each class of directors consisting, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. The Class I directors are initially elected for a one-year term of office, the Class II directors are initially elected for a two year term of office and the Class III directors are initially elected for a three-year term of office. At each annual general meeting, successors to the class of directors whose term expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy will hold office for a term that will coincide with the remaining term of the other directors of that class, but in no case will a decrease in the number of directors shorten the term of any director then in office. A director appointed by Mr. Jabsheh will be classified by Mr. Jabsheh in accordance with the Amended and Restated Bye-laws, provided that no such classification will change the classification of any other director then serving. Currently, Mr. Jabsheh’s appointed directors — Wasef Jabsheh and Walid Jabsheh — are serving as Class III Directors with their terms expiring at our 2026 annual general meeting.

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

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Amended and Restated Bye-laws provide that an amalgamation, consolidation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board of directors must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common voting shares. Any other amalgamation or merger or other business combination (as defined in the Amended and Restated Bye-laws) not approved by our board of directors must be approved by the holders of not less than 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

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

Other Material Contracts

Other material contracts of the Company, including agreements entered into prior to the Business Combination, the Sponsor Share Letter, Registration Rights Agreements with Former IGI Dubai Shareholders, the Non-Competition Agreement, and employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer, are described elsewhere in this annual report or in the information incorporated by reference herein.

D. Exchange Controls

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Certain Provisions of Bermuda Law — Exchange Control”.

E. Taxation

Material United States Federal Income Tax Considerations

The following discussion is a summary under present law of certain material United States federal income tax considerations to U.S. holders (as defined below) of our common shares (which we refer to as our “securities”) that own or dispose of our common shares. This discussion addresses only those security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances (such as a shareholder owning directly, indirectly or constructively 5% or more of our common shares) or to holders that are subject to special rules, such as:

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

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES .

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

Taxation of Dispositions of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our common share equal to the difference between the amount realized (in U.S. Dollar) for the common share and your tax basis (in U.S. Dollar) in the common share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual U.S. holder, who has held the common shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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

If the Company is a PFIC for any year during which you hold the Company’s common shares, it will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if the Company ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the common shares.

If the Company is a PFIC for any taxable year(s) during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless, with respect to your common shares, you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

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

However, Bermuda enacted the Corporate Income Tax Act 2023 on 27 December 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after 1 January 2025. The Company is not currently considered to be part of an in-scope multi-national group. It is possible that the CIT Act may have an adverse effect on our results of operations going forward.

Tax Assurance

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. However, if we are a Bermuda constituent entity with any tax liability under the CIT Act, such tax liability will apply notwithstanding the assurance given to us pursuant to the Exempted Undertakings Protection Act 1966.

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

Shareholders may also request a hard copy of our 2023 Annual Report on Form 20-F, free of charge, from International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, Attention: Investor Relations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary components of market risk affecting us are credit risk, interest rate risk, foreign currency risk and equity price risk. We do not have significant exposure to commodity risk.

Credit risk

Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity investments. Our risk management strategy and investment policy are designed to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2023, our fixed-maturity portfolio, had an average rating of “A”. Additionally, at December 31, 2023, approximately 76% of our fixed-maturity portfolio was rated “A-” or better by at least one internationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2023, approximately 0.1% of our fixed-maturity portfolio was unrated or rated below investment grade. We monitor the financial condition of all of the issuers of fixed-maturity securities in our portfolio.

In addition, we are subject to credit risk with respect to our third-party reinsurers. Although our third-party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers with high credit rating at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment.

Interest rate risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed-maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed-maturity securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed-maturity investment portfolios after consideration of the estimated duration of our liabilities and other factors. The weighted-average modified duration of the portfolio was three years as of December 31, 2023.

The table below illustrates the sensitivity of the fair value of our fixed-maturity securities to selected hypothetical changes in interest rates as of December 31, 2023 and 2022.

	Fair value	Estimated change in fair value	Estimated % Increase (Decrease) in Fair Value
	($ in millions)	($ in millions)
December 31, 2023
125 basis points increase	$737.8	$(29.8)	(3.9%)
75 basis points increase	$749.7	$(17.9)	(2.3%)
Unchanged	$767.6	$-	-
75 basis points decrease	$785.5	$17.9	2.3%
125 basis points decrease	$797.4	$29.8	3.9%

	Fair value	Estimated change in fair value	Estimated % Increase (Decrease) in Fair Value
	($ in millions)	($ in millions)
December 31, 2022
125 basis points increase	$472.7	$(18.4)	(3.7%)
75 basis points increase	$480.0	$(11.1)	(2.2%)
Unchanged	$491.1	$-	-
75 basis points decrease	$502.1	$11.1	2.3%
125 basis points decrease	$509.5	$18.4	3.8%

Foreign currency risk

Our reporting and the functional currency of our operations is the U.S. Dollar. As at December 31, 2023, approximately 82% of our cash and investments was held in U.S. Dollar and U.S. Dollar pegged currencies (2022 — 82%), and approximately 18% was in currencies other than the U.S. Dollar and U.S. Dollar pegged currencies (2022 — 18%). For the year ended December 31, 2022, 49% of our gross premiums were written in currencies other than the U.S. Dollar and U.S. Dollar pegged currencies (2022 — 51%).

Other foreign currency amounts are remeasured to U.S. Dollar and the resulting foreign exchange gains or losses are reflected in the statements of income. The remeasurement is calculated using current exchange rates for the balance sheets and average exchange rates for the statements of income. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between Pound Sterling and U.S. Dollar, as an example, as at December 31, 2023 would have impacted reported comprehensive income by approximately $2.5 million (2022 — $4.1 million). We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies.

Equity Price Risk

Equity price risk is the potential loss arising from changes in the market value of equity investments. As detailed in the table below, we are directly exposed to this risk through our investment in equity investments, which are traded on internationally recognized stock exchanges. The following table summarizes a hypothetical 10% increase or decline in the market value of our equity investments, direct private equity investments, private equity funds and hedge funds, holding all other factors constant, at the dates indicated.

	For the Year Ended December 31,
	2023	2022
	($) in millions
Equity securities, at fair value	$26.2	$31.4
Other investments	11.1	12.2
Total carrying value of investments exposed to equity price risk	$37.3	$43.6

Impact of a hypothetical 10% increase in the carrying value of investments exposed to equity price risk	$3.7	$4.4
Impact of a hypothetical 10% decrease in the carrying value of investments exposed to equity price risk	$(3.7)	$(4.4)

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None, except as described elsewhere in this annual report or in the information incorporated by reference herein.

The Company filed a registration statement on Form F-3 with the SEC on April 2, 2021, and it was declared effective on November 3, 2021 (File No. No. 333-254986). The registration statement relates to, among other things, the issuance of up to 17,250,000 of our common shares, including (i) 12,750,000 common shares issuable upon the exercise of our public warrants issued in exchange for 12,750,000 public warrants of Tiberius, and, (ii) 4,500,000 common shares issuable upon the exercise of our warrants issued in exchange for 4,500,000 Tiberius private warrants. On October 4, 2023, the Company completed its purchase and redemption of all public and private warrants.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our President and Chief Executive Officer, and Chief Financial Officer have concluded that, as of December 31, 2023, the disclosure controls and procedures were effective at the reasonable assurance level in ensuring that:

●	information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the President and Chief Executive Officer, and Chief Financial Officer, to allow timely decisions regarding required disclosure; and

●	such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

B. Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based upon criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.

C. Attestation Report of Registered Public Accounting Firm

We are exempt from the requirement of an attestation report of our registered public accounting firm while we are an emerging growth company under the rules of the SEC.

D. Changes in Internal Control Over Financial Reporting

None.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Wanda Mwaura, the chair of the audit committee of our board of directors, is an “audit committee financial expert” as defined by Item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq listing requirements and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Financial Code of Ethics applicable to the President and Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller and certain other officers performing similar functions. A copy of our Financial Code of Ethics may be obtained, without charge, by sending a request to International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, attention: Chief Legal Officer; or by email to: Rawan.Alsulaiman@iginsure.com, attention: Chief Legal Officer. Any amendment to this Financial Code may be made only by the Company’s board of directors. If an amendment to this Financial Code is made, appropriate disclosure will be made in a Current Report on Form 6-K, by posting on the Company’s website or by other electronic means, or at the latest, in the annual report on Form 20-F to the extent required by the rules and regulations of the SEC and the listing requirements of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), for the last two fiscal years ended December 31, 2023 and December 31, 2022.

	For the Year Ended December 31,
	2023	2022
	($) in thousands
Audit Fees	$2,700	$1,639
Tax Fees	5	5
All Other Fees	75	69
Total	$2,780	$1,713

Audit Fees

Audit Fees consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC, in addition to the audit fees of the Group’s subsidiaries.

Tax Fees

Tax Fees for the fiscal year ended December 31, 2023 and 2022 relate to corporate tax compliance services for two of the Group’s subsidiaries.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We do not rely on any exemptions from the listing standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet be Purchased Under the Plans or Programs
January 2023	2,271,775	8.60	2,271,775	2,417,683
February 2023	-	-	2,271,775	2,417,683
March 2023	176,040	8.33	2,447,815	2,241,643
April 2023	116,316	8.37	2,564,131	2,125,327
May 2023	103,630	8.68	2,667,761	2,021,697
June 2023	104,014	9.00	2,771,775	1,917,683
July 2023	-	-	2,771,775	1,917,683
August 2023	133,584	10.67	2,905,359	1,784,099
September 2023	113,899	10.99	3,019,258	1,670,200
October 2023	168,668	11.11	3,187,926	1,501,532
November 2023	130,076	11.29	3,318,002	1,371,456
December 2023	103,236	12.18	3,421,238	1,268,220

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company adopted its updated Insider Trading Policy on November 16, 2023. A copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

We maintain a robust and comprehensive approach to cybersecurity and continuously improve its focus and approach. Cybersecurity encompasses the protection of information assets, systems, networks, and data from cyber threats, breaches, and unauthorized access. Cybersecurity plays a crucial role in safeguarding our intellectual property, sensitive information, and financial assets, and is integral to maintaining trust and confidence among customers, investors, regulators, and other stakeholders. To date, we have not suffered any material cybersecurity incidents requiring action or reporting to regulators.

Potential Cyber Risks

●	Sophisticated Cyber Threats: We face risks from increasingly sophisticated and evolving cyber threats, including malware, man in the middle, phishing attacks, ransomware, and social engineering techniques.

●	Operational Disruption Risk: Cybersecurity incidents, such as ransomware attacks, distributed denial-of-service (DDoS) attacks, or system outages, could disrupt the company’s operations and impact its ability to deliver products and services to customers. Operational disruptions may result in revenue loss, customer dissatisfaction, contractual penalties, and long-term reputational damage.

●	Data Breaches: There is a risk of unauthorized access, disclosure, or theft of sensitive Company’s and customers’ data, which could result in financial losses, reputational damage, and regulatory penalties.

●	Third-Party Risks: Dependencies on third-party vendors, suppliers, or service providers expose the Company to cybersecurity risks, including supply chain attacks, data breaches, and vulnerabilities in third-party systems.

●	Regulatory Compliance: Failure to comply with cybersecurity regulations and standards, such as GDPR, SOX, and country specific regulatory requirements, may result in legal and financial consequences, including fines, penalties, and lawsuits.

●	Insider Threats: Risks from insider threats, including malicious employees, contractors, or business partners with access to sensitive information, pose a significant cybersecurity risk to the Company’s operations and data security.

●	Legacy Systems and Infrastructure: Legacy systems, outdated software, and inadequate cybersecurity controls increase the Company’s vulnerability to cyber threats, exploits, and security breaches.

●	Cyber Insurance Coverage: Inadequate or insufficient cyber insurance coverage may leave the Company exposed to financial losses and liabilities resulting from cyber incidents, data breaches, and regulatory fines.

●	Geopolitical and Economic Factors: Risks from geopolitical tensions, economic instability, and regulatory changes may impact the Company’s cybersecurity posture, operations, and business continuity.

●	Cybersecurity Talent Shortage: Difficulty in attracting, retaining, and training skilled cybersecurity professionals may hinder the Company’s ability to effectively mitigate cyber risks and respond to security incidents.

●	Cloud Computing Risks: Reliance on cloud computing services and infrastructure introduces risks related to data security, privacy, compliance, and service availability.

●	Emerging Technologies: Adoption of emerging technologies, such as Internet of Things (IoT), artificial intelligence (AI), and blockchain, may introduce new cybersecurity risks and vulnerabilities that are currently being assessed prior to adoption. Restrictions on blockchain are being imposed due to its unregulated position. In addition, AI is being adopted in the form of machine learning and pattern based recognition as opposed to generative AI due to concerns around open access to data and limited transparency of target destination of data storage.

Financial Impact

The financial impact of cybersecurity incidents can be significant, encompassing direct costs associated with incident response, remediation, and recovery efforts, as well as indirect costs related to business interruption, legal fees, regulatory fines, and loss of market value. Cybersecurity incidents may also lead to increased insurance premiums and decreased investor confidence.

Mitigation Efforts

The Company has implemented various measures to mitigate cybersecurity risks, including:

●	Implementing robust cybersecurity policies, procedures, and controls.

●	Investing in cybersecurity technologies, such as SIEM with associated SOC, firewalls, intrusion detection systems, and encryption solutions.

●	Conducting regular cybersecurity risk assessments and vulnerability scans.

●	Providing cybersecurity awareness training for employees and contractors.

●	Developing and testing incident response plans to ensure timely detection, containment, and recovery from cybersecurity incidents.

●	Engaging with external cybersecurity experts, industry partners, and government agencies to share threat intelligence and best practices.

●	Alignment to new regulations such as DORA and Ops Resilience and identification of Important business services along with the corresponding measures required by IT to improve RTO and RPO (Recovery time objective and Recovery Point Objective).

Cybersecurity Governance

Our cybersecurity risks management and related governance safeguards and oversight include, but are not limited to the following:

Board Oversight:

●	The board of directors is responsible for overall governance oversight in conjunction with the Group CISO overseeing cybersecurity risks and the establishment of cybersecurity governance policies.

●	The Group CTIO also acts at the Company’s CISO and is a Cybersecurity specialist supported by security engineers in the IT Department.

Executive Leadership:

Our executive leadership, including the CEO and other senior executives, are actively involved in cybersecurity governance through the IT Committee (IT Steerco) lead by the Group CTIO. These leaders set our cybersecurity strategy, approve cybersecurity policies and procedures, and review cybersecurity risk assessments and incident reports. The Group CTIO (Chief Information Security Officer (CISO)) is also responsible for implementing cybersecurity measures and reporting to senior management and the board.

Cybersecurity Policies and Procedures:

The Company maintains comprehensive cybersecurity policies and procedures to guide its cybersecurity efforts. These policies cover areas such as access controls, data encryption, incident response, employee training, and third-party risk management. Policies are regularly reviewed and updated to address emerging threats and changes in regulations or industry standards.

Risk Management Framework:

The Company follows a structured risk management framework to identify, assess, and mitigate cybersecurity risks. This framework includes risk assessments, threat intelligence analysis, vulnerability scanning, and penetration testing. Risks are prioritized based on their potential impact on our operations, reputation, and financial stability.

Compliance and Standards:

The Company complies with relevant cybersecurity regulations, industry standards, and best practices. This includes compliance with laws such as the General Data Protection Regulation (GDPR), The Company also adheres to the cybersecurity framework of the National Institute of Standards and Technology (NIST) and is also aligning to the International Organization for Standardization (ISO) 27001. IGI’s cybersecurity practices are also reviewed as part of the annual SOX/ITGC process.

Employee Training and Awareness:

Our employees receive regular training and we develop awareness programs to educate employees about cybersecurity risks and best practices. Training covers topics such as phishing awareness, password security, data handling procedures, and incident reporting. Employees are encouraged to remain vigilant and report any suspicious activity promptly.

Third-Party Risk Management:

The Company assesses and manages cybersecurity risks associated with third-party vendors, suppliers, and service providers. This includes conducting due diligence on third-party cybersecurity practices, including contractual obligations for cybersecurity controls, incident response requirements, and ongoing monitoring of third-party performance.

Incident Response Plan:

The Company maintains a robust incident response plan to address cybersecurity incidents promptly and effectively. The plan defines roles and responsibilities for responding to incidents, establishes communication protocols, and outlines procedures for containing and mitigating the impact of incidents. The plan is regularly tested through tabletop exercises and incident simulations to ensure preparedness.

Performance Metrics and Reporting:

Key performance indicators (KPIs) are used to measure the effectiveness of the Company’s cybersecurity governance efforts. Metrics include, among others, the number of security incidents detected and resolved, average incident response times, employee compliance with cybersecurity policies, and the frequency of security training sessions. Regular reporting to senior management and the board of directors ensures transparency and accountability regarding cybersecurity performance.

Continuous Improvement:

The Company is committed to continuous improvement in cybersecurity governance. This includes ongoing reviews of cybersecurity policies and procedures, assessments of emerging threats and technologies, and investments in cybersecurity tools and capabilities. Lessons learned from cybersecurity incidents are used to inform improvements and enhance our overall cybersecurity posture.

This comprehensive overview of cybersecurity governance demonstrates IGI’s commitment and robust approach to managing cybersecurity risks effectively and safeguarding its information assets. It provides investors, regulators, and other stakeholders with confidence in the Company’s ability to navigate the complex and evolving cybersecurity landscape.

PART III

Item 17. Financial Statements

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this annual report. Our financial statements are on pages F-1 to F-55.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on December 9, 2019).
1.2	Amended and Restated Bye-Laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
2.1	Specimen Common Share Certificate of the Company (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 10, 2020).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 filed with the Company’s Annual Report filed on Form 20-F (File No. 001-39255) filed with the SEC on April 1, 2021).
4.1†	Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company and Merger Sub pursuant to a joinder thereto (incorporated by reference to Exhibit 2.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.2	First Amendment to the Business Combination Agreement, dated as of February 12, 2020 (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 18, 2020).
4.3	Letter Agreement, dated as of March 15, 2018, by and between Tiberius, its officers, directors and Lagniappe Ventures LLC (incorporated by reference to Exhibit 10.1 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
4.4	Registration Rights Agreement, dated as of March 15, 2018, among Tiberius, Lagniappe Ventures LLC and the other parties thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on March 21, 2018).
4.5	Securities Subscription Agreement, dated as of December 30, 2015, between Tiberius and Lagniappe Ventures LLC (incorporated herein by reference to Exhibit 10.5 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on February 20, 2018).
4.6	Form of Share Exchange Agreement by and among IGI Dubai, Tiberius, the shareholder of IGI Dubai party thereto as a Seller, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.1 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.7	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Wasef Jabsheh as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.2 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.8	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Argo Re Limited as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.3 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).

4.9	Share Exchange Agreement, dated as of October 10, 2019, by and among IGI Dubai, Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Company pursuant to a joinder thereto (incorporated by reference to Exhibit 10.4 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.10	Non-Competition Agreement, dated as of October 10, 2019, by Wasef Jabsheh in favor of and for the benefit of Tiberius, IGI Dubai, pursuant to a joinder thereto, the Company, and each of their respective present and future affiliates, successors and direct and indirect subsidiaries (incorporated by reference to Exhibit 10.5 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.11	Letter Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC, Tiberius, IGI Dubai, Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, the Company (incorporated by reference to Exhibit 10.9 to Tiberius’s current report Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.12	Registration Rights Agreement, dated as of March 17, 2020, by and among the Company, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, and the Sellers party thereto as “Investors” thereunder (incorporated by reference to Exhibit 10.13 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.13	Forward Purchase Contract, dated as of November 9, 2017, between the Registrant and Church Mutual Insurance Company (incorporated by reference to Exhibit 10.9 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.14	Forward Purchase Contract dated November 30, 2017 between the Registrant and Fayez Sarofim (incorporated by reference to Exhibit 10.10 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.15	Forward Purchase Contract, dated as of January 19, 2018, between the Registrant and Imua T Capital Investments, LLC (incorporated by reference to Exhibit 10.11 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.16	Forward Purchase Contract, dated as of January 11, 2018, between the Registrant and Peter Wade (incorporated by reference to Exhibit 10.12 to Tiberius’s Registration Statement on Form S-1 (File No. 333-223098) filed with the SEC on March 7, 2018).
4.17	Amendment, dated as of March 17, 2020, to Registration Rights Agreement by and among Tiberius, the Company, Lagniappe Ventures LLC and the other “Holders” party thereto (incorporated by reference to Exhibit 10.18 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.18	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and the subscriber named therein (incorporated by reference to Exhibit 10.12 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.19	Form of Subscription Agreement, dated as of October 10, 2019, between Tiberius and each of Michael Gray, Andrew Poole and the Gray Insurance Company (incorporated by reference to Exhibit 10.13 to Tiberius’s current report on Form 8-K (File No. 001-38422) filed with the SEC on October 17, 2019).
4.20	Letter Agreement, dated as of February 12, 2020, among Tiberius, the Sponsor, the Company and IGI Dubai (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on February 18, 2020).
4.21	Share Transfer Agreement, dated as of March 16, 2020, among Lagniappe Ventures, LLC, Wasef Jabsheh, and International General Insurance Holdings Ltd. (incorporated by reference to Exhibit 10.25 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.22	2020 Omnibus Incentive Plan of the Company (incorporated by reference to Exhibit 10.26 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.23	Form of Restricted Shares Agreement Pursuant to the 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.24	Form of Restricted Share Unit Agreement Pursuant to the 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.25	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.26*	Form of Employment Agreement of the Registrant’s senior executive officers.
8.1*	List of Subsidiaries of the Company.

11.1*	Insider Trading Policy of the Company adopted on November 16, 2023.
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(e) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
15.2*	Consent of Ernst & Young LLP.
97.1*	Executive Compensation Clawback Policy of the Company adopted on November 30, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

April 8, 2024	INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

	By:	/s/ Walid Jabsheh
Name: Walid Jabsheh
Title: President and Chief Executive Officer

International General Insurance Holdings Ltd.

Consolidated Financial Statements

As of December 31, 2023 and 2022 and for the

Years Ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of International General Insurance Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of International General Insurance Holdings Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules I and III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

London, United Kingdom

8 April 2024

International General Insurance Holdings Ltd.

CONSOLIDATED BALANCE SHEETS

As At December 31, 2023 and 2022

	As At December 31,
	2023	2022
(Expressed in thousands of U.S. Dollars, “USD”, except share and per share data)	USD ’000	USD ’000
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: USD 789,619 – 2023, USD 538,311 – 2022, net of allowance for expected credit losses: USD 353 – December 31, 2023, USD 195 – December 31, 2022)	765,590	489,081
Equity securities, at fair value (cost: USD 24,056 – 2023, USD 31,906 – 2022)	26,208	31,410
Other investments, at fair value (cost: USD 11,302 – 2023, USD 12,996 – 2022)	11,060	12,237
Short-term investments	42,157	265,691
Term deposits	105,137	31,335
Equity-method investments measured at fair value	3,522	4,907
Fixed maturity securities held to maturity	1,994	1,994
Total investments	955,668	836,655
Cash and cash equivalents	177,022	122,143
Accrued investment income	11,471	6,301
Premiums receivable, net of allowance for expected credit losses (USD 11,302 – 2023, USD 9,085 – 2022)	245,217	210,402
Reinsurance recoverable, net of allowance for expected credit losses (USD 4,034 – 2023, USD 3,954 – 2022)	223,083	194,412
Ceded unearned premiums	98,013	94,409
Deferred policy acquisition costs, net of ceding commission	65,272	57,941
Deferred tax assets, net	4,157	5,788
Other assets	57,997	51,974
TOTAL ASSETS	1,837,900	1,580,025

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	712,098	636,245
Unearned premiums	443,525	389,860
Insurance and reinsurance payables	89,704	90,354
Other liabilities	34,853	28,821
Derivative financial liabilities	17,290	23,805
TOTAL LIABILITIES	1,297,470	1,169,085
COMMITMENT AND CONTINGENCIES (NOTE 11)
SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at USD 0.01 par value per share; issued and outstanding: 44,500,879 shares – 2023, 46,013,309 shares – 2022)	445	460
Additional paid-in capital	137,623	147,934
Treasury shares (3,800 shares – 2023, 1,668 shares – 2022)	(49)	(14)
Accumulated other comprehensive loss, net of taxes	(20,638)	(44,044)
Retained earnings	423,049	306,604
TOTAL SHAREHOLDERS’ EQUITY	540,430	410,940
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,837,900	1,580,025

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars, “USD”, except per share data)	2023	2022	2021
	USD ’000	USD ’000	USD ’000
REVENUES:
Gross written premiums	688,678	581,983	537,236
Ceded written premiums	(191,465)	(189,158)	(157,923)
Net written premiums	497,213	392,825	379,313
Net change in unearned premiums	(50,061)	(16,434)	(42,682)
Net premiums earned	447,152	376,391	336,631
Investment income	40,460	20,947	14,487
Net realized gain (loss) on investments	6,723	(687)	308
Net unrealized gain (loss) on investments	2,684	(5,512)	(3,709)
Change in allowance for expected credit losses on investments	368	(361)	(66)
Change in fair value of derivative financial liabilities	(27,289)	4,603	670
Other revenues	1,862	2,442	2,056
Total revenues	471,960	397,823	350,377

EXPENSES:
Net loss and loss adjustment expenses	(189,087)	(157,562)	(173,039)
Net policy acquisition expenses	(74,976)	(70,199)	(59,622)
General and administrative expenses	(78,927)	(67,243)	(58,228)
Change in allowance for expected credit losses on receivables	(2,452)	(3,238)	(3,262)
Other expenses	(5,594)	(3,961)	(4,230)
Net foreign exchange gain (loss)	5,124	(3,454)	(3,368)
Total expenses	(345,912)	(305,657)	(301,749)
Income before income taxes	126,048	92,166	48,628
Income tax expense	(7,854)	(2,932)	(1,814)
Net income	118,194	89,234	46,814
Earnings per share
Basic earnings per share attributable to equity holders	2.58	1.85	0.98
Diluted earnings per share attributable to equity holders	2.55	1.84	0.98

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Net income	118,194	89,234	46,814
Other comprehensive income (loss), net of taxes:
Change in unrealized gains or losses in investments	23,379	(49,073)	(9,979)
Foreign currency translation adjustment	27	(57)	(16)
Other comprehensive income (loss)	23,406	(49,130)	(9,995)
Total comprehensive income	141,600	40,104	36,819

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2023, 2022 and 2021

	Common shares at par value	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

As at January 1, 2021	456	146,825	-	15,081	195,836	358,198
Net Income	-	-	-	-	46,814	46,814
Other comprehensive loss	-	-	-	(9,995)	-	(9,995)
Total comprehensive income	-	-	-	(9,995)	46,814	36,819
Issuance of common shares under share-based compensation plan	3	1,190	-	-	-	1,193
Dividends paid (USD 0.33 per share)	-	-	-	-	(15,128)	(15,128)
Balance as at December 31, 2021	459	148,015	-	5,086	227,522	381,082

Net Income	-	-	-	-	89,234	89,234
Other comprehensive loss	-	-	-	(49,130)	-	(49,130)
Total comprehensive income	-	-	-	(49,130)	89,234	40,104
Issuance of common shares under share-based compensation plan	4	2,296	-	-	-	2,300
Purchase of treasury shares	-	-	(2,394)	-	-	(2,394)
Cancellation of treasury shares	(3)	(2,377)	2,380	-	-	-
Dividends paid (USD 0.22 per share)	-	-	-	-	(10,152)	(10,152)
Balance as at December 31, 2022	460	147,934	(14)	(44,044)	306,604	410,940

Net Income	-	-	-	-	118,194	118,194
Other comprehensive income	-	-	-	23,406	-	23,406
Total comprehensive income	-	-	-	23,406	118,194	141,600
Issuance of common shares under share-based compensation plan	5	3,244	-	-	-	3,249
Purchase of treasury shares	-	-	(31,090)	-	-	(31,090)
Cancellation of treasury shares	(34)	(31,021)	31,055	-	-	-
Vesting of Earnout Shares	14	17,466	-	-	-	17,480
Dividends paid (USD 0.04 per share)	-	-	-	-	(1,749)	(1,749)
Balance as at December 31, 2023	445	137,623	(49)	(20,638)	423,049	540,430

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	118,194	89,234	46,814

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,546	3,082	2,771
Deferred tax expense (benefit)	1,441	(307)	(462)
(Gain) loss on disposal of property and equipment	(89)	112	10
Net realized (gain) loss on investments	(6,723)	687	(308)
Net unrealized (gain) loss on investments	(2,684)	5,512	3,709
Change in allowance for expected credit losses on investments	(368)	361	66
Change in fair value of derivative financial liability	27,289	(4,603)	(670)
Share-based compensation expense	3,249	2,300	1,193
Leases expenses	771	963	1,047
Amortization of net premium on investments	2,083	2,191	1,703
Tax adjustment due to US GAAP conversion	(1,949)	665	138
Change in:
Premiums receivable	(34,815)	(8,625)	(18,818)
Reinsurance recoverables	(28,671)	(3,857)	17,140
Ceded unearned premiums	(3,604)	(9,046)	(8,254)
Deferred policy acquisition costs, net of ceding commission	(7,331)	(1,174)	(9,514)
Accrued investment income	(4,909)	(831)	(492)
Other assets	(1,809)	(2,144)	499
Reserve for unpaid loss and loss adjustment expenses	75,853	58,598	79,065
Unearned premiums	53,665	25,480	50,650
Insurance and reinsurance payables	(650)	(2,516)	2,167
Operating lease liabilities payments	(913)	(1,035)	(781)
Other liabilities	6,032	(170)	7,619
Net cash provided by operating activities	196,608	154,877	175,292

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity securities and other investments	(17,368)	(1,607)	(5,212)
Purchase of fixed maturity securities available-for-sale	(313,002)	(189,832)	(160,299)
Proceeds from maturity of fixed maturity securities held to maturity	526	312	169
Proceeds from sale/maturity of fixed maturity securities available-for-sale	59,031	60,972	116,697
Proceeds from sale of equity securities and other investments	34,976	1,413	6,349
Purchases of property and equipment and Intangible assets	(3,248)	(1,275)	(2,381)
Proceeds from sale of property and equipment	89	543	1,120
Change in term deposits	(73,802)	12,353	(4,986)
Change in short-term investments	223,534	(129,413)	(2,768)
Acquisition of a subsidiary	(1,101)	-	(146)
Net cash used in investing activities	(90,365)	(246,534)	(51,457)

FINANCING ACTIVITIES
Dividends paid	(1,749)	(10,152)	(15,128)
Repurchase of common shares under share repurchase program	(31,090)	(2,394)	-
Warrants redemption	(16,324)	-	-
Net cash flows used in financing activities	(49,163)	(12,546)	(15,128)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	57,080	(104,203)	108,707
Cash, cash equivalents and restricted cash at the beginning of the year	137,943	242,146	133,439
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	195,023	137,943	242,146
Supplemental Cash Flow Information:
Income tax paid	(6,635)	(2,760)	(2,328)

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

International General Insurance Holdings Ltd. (“the Company”) is an exempted limited liability company registered and incorporated in Bermuda under the Companies Act of 1981 on October 28, 2019. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

The principal activities of the Company are to primarily provide insurance and reinsurance on a worldwide basis through its principal wholly owned subsidiaries and branches, including International General Insurance Co. Ltd, International General Insurance Company (UK) Ltd, International General Insurance Company (Europe) SE, International General Insurance Company (Dubai) Ltd, IGI Nordic AS and International General Insurance Co. Ltd – Labuan Branch. The Company and its subsidiaries operate in Bermuda, United Kingdom, Jordan, Morocco, Malaysia, Malta, Norway, United Arab Emirates and the Cayman Islands. International General Insurance Holdings Ltd. and its subsidiaries and branches are collectively referred to hereinafter as the Company or the Group.

On March 17, 2020, the definitive business agreement (the “Business Combination”) between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

The transaction was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes.

On March 25, 2023, the Group completed the acquisition of Energy Insurance Oslo AS, a Norwegian managing general agency that the Group has had an exclusive underwriting arrangement with since 2009. The Company was renamed IGI Nordic AS and will broaden the Group’s presence in the Nordic markets across various business lines. The purchase consideration as well as the amounts recognized for assets acquired and liabilities are not material to the Group.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Effective January 1, 2023, the Company transitioned from International Financial Reporting Standards (“IFRS”) accepted by the International Accounting Standards Board to U.S. GAAP. The accompanying consolidated financial statements and notes thereto, including all prior periods presented, have been presented under U.S. GAAP.

Any references in these notes to applicable accounting guidance are meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries and have been presented in United States Dollars (“USD”) which is also the Group’s functional currency. All intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated in full.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. The Company’s principal estimates include:

●	Reserve for unpaid loss and loss adjustment expenses;

●	Premiums representing amounts due on business written but not yet reported;

●	Allowance for expected credit losses on premiums receivable, reinsurance recoverables and certain investments including available-for-sale fixed maturity securities;

●	Fair value measurements of certain financial assets and financial liabilities.

(a)	Investments

Investments in fixed maturity investments include corporate and government bonds. Equity securities include common stock. Other investments consist of mutual funds.

The Group currently classifies substantially all of its fixed maturity investments as “available-for-sale” and, accordingly, they are carried at fair value with the changes in fair value recorded as an unrealized gain or loss component of accumulated other comprehensive income in shareholders’ equity. The fair value of fixed maturity securities is generally determined from quotations received from nationally recognized pricing services, or when such prices are not available, by valuation performed by independent third-party valuation service providers. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is reclassified to the consolidated statement of income. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the trade date.

Investments in fixed maturity investments held to maturity are carried at amortized cost when the Group has the ability and positive intent to hold these securities until maturity. When the Group do not have the ability or positive intent to hold bonds until maturity, these securities are classified as available-for-sale.

Interest income is recognized using the effective interest method and reflects amortization of premium and accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available-for-sale are treated as adjustments to effective interest rate over their estimated holding periods, until maturity, or call date, if applicable.

The Group periodically reviews its investments to identify and evaluate credit based impairments related to the Company’s available-for-sale investments. The estimated credit losses are calculated by comparing expected future cash flows to be collected to the amortized cost of the security. Estimates of expected future cash flows consider among other things, macroeconomic conditions as well as the financial condition, near-term and long-term prospects for the issuer, and the likelihood of the recoverability of principal and interest.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group recognises expected credit losses on available-for-sale securities through an allowance account. For available-for-sale securities that the Group does not intend to sell or for which it is more likely than not it will not be required to sell prior to the anticipated recovery in value, the credit component of the impairment is separated from the component related to all other market factors and reported in Change in allowance for expected credit losses on investments in the consolidated statements of income. The impairment related to all other market factors is reported as a fair value movement in a separate component of shareholder’s equity in other comprehensive income (loss). The expected credit loss allowance account is adjusted for any additional credit losses or subsequent recoveries and the cost basis of the fixed maturity security is not adjusted.

For impaired available-for-sale securities that the Group intends to sell or for which it is more likely than not that it will be required to sell before an anticipated recovery in value, the full amount of the impairment is recognised in Change in allowance for expected credit losses on investments in the consolidated statement of income and the cost basis of the fixed maturity security is adjusted to reflect the recognised realized loss. The new cost basis is not adjusted for any recoveries in fair value.

The Group reports accrued investment income separately from fixed maturity securities and has elected to not measure an allowance for expected credit losses for accrued investment income. The write-off of investment income accrued for fixed maturities that are in arrears for more than 30 days on interest payments is recognized as a loss in net realized investment gains (losses), in the period of the default, in the consolidated statement of income.

Investments in equity securities may be accounted for using (i) the fair value option if elected, (ii) fair value through earnings if fair value is readily determinable or (iii) for equity investments without readily determinable fair values, the measurement alternative to measure at cost adjusted for any impairment and observable price changes, as applicable. The election to use the measurement alternative is made for each eligible investment.

The Group’s investment portfolio includes equity securities and other investments that are accounted for at fair value. Such holdings primarily include publicly traded common stocks and funds. Dividend income on equities and other investments is reflected in investment income. Changes in fair value on equity securities and other investments are included in “Net unrealized gain (loss) on investments” in the consolidated statements of income.

Under the fair value option, we may elect to measure at fair value equity method investments that are not otherwise required to be carried at fair value. Subsequent changes in fair value for designated items are reported in earnings. The Company has elected the fair value option to account for certain equity method investments in which the Company has significant influence. The Company believes the fair value option best reflects the underlying economics of the investment.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, short-term deposits, and highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in fair value.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Term deposits

The term deposits are interest bearing bank deposits held with foreign banks and have original maturities over 12 months and are carried at amortized cost, which approximates fair value.

(d)	Short-term Investments

Short-term investments include term deposits that have original maturities greater than three months but less than one year at the date of purchase. These are carried at amortised cost, which approximates fair value.

(e)	Restricted Cash

Restricted cash represents amounts held for the benefit of third parties or is legally or contractually restricted as to withdrawal or usage by the Company. Such amounts are included in “Other assets” on the Company’s consolidated balance sheets.

(f)	Receivables

Insurance receivables are recognized when due and are measured on initial recognition at the face value of the consideration to be received net of any allowance for expected credit losses. The Group monitors credit risk associated with premiums receivable through its ongoing review of amounts outstanding, aging of the receivable, historical loss data, and counterparty financial strength measures. Any allowance for expected credit losses is charged to “Change in allowance for expected credit losses on receivables” in the period. The receivable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses.

Reinsurance recoverables represent amounts of paid loss and loss adjustment expenses, case reserves and incurred but not reported (“IBNR”) amounts ceded to reinsurers under reinsurance contracts. Amounts recoverable from reinsurers are estimated in a manner consistent with the associated claim liability. The Company reports its reinsurance recoverables net of an allowance for estimated uncollectible reinsurance, including expected credit losses. The allowance is based upon our ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses and other relevant factors. The Company uses a rating-based method to estimate the uncollectible reinsurance reserves due to credit losses. Under this method, reinsurance credit risk is estimated by considering the reinsurers probability of default. Additionally, reinsurance recoverables balances are evaluated to identify any dispute risk and when required, an additional reserve is recorded. Amounts deemed to be uncollectible, including amounts due from known insolvent reinsurers, are written off against the allowance. Changes in the allowance, as well as any subsequent collections of amounts previously written off, are reported as part of “Change in allowance for expected credit losses on receivables”.

(g)	Derivative financial instruments

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

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Warrants were to lapse and expire after five years from the closing of the Business Combination between IGI and Tiberius; however, all the outstanding Warrants were redeemed during 2023 following the offer announced by the Company on July 28, 2023.

Earnout Shares issued to former shareholders of IGI and Tiberius are accounted for as Derivative financial instruments (a financial liability) because the earnout triggering events that determine the number of Earnout Shares to be earned include multiple settlements alternatives and events that are not solely indexed to the common stock of the Company.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of income as the Group has not designated derivative financial instruments under hedging arrangements.

(h)	Other assets

Other assets consist of prepaid expenses, refundable deposits, restricted cash, funds held in trust accounts, property and equipment, intangible assets and operating lease assets.

Property and equipment are capitalized and carried at cost less accumulated depreciation and are reported in “other assets” in the consolidated balance sheets. Depreciation is calculated using a straight-line method over the estimated useful lives of the assets, generally three to fifty years. Land is not depreciated. The accumulated depreciation for property and equipment was USD 20,499 thousand and USD 20,527 thousand at December 31, 2023 and December 31, 2022, respectively. The net book value of our property and equipment at December 31, 2023 and December 31, 2022 was USD 24,022 thousand and USD 24,547 thousand, respectively.

Intangible assets include computer software and software licenses. Costs incurred to develop software programs to be used solely to meet the Company’s internal needs have been capitalized as computer software within other intangible assets. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives of 5 years. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. For intangible assets considered to have an indefinite life, the Company performs a qualitative assessment annually to determine whether it is more likely or not that the intangible asset is impaired. Goodwill is assessed annually for impairment or more frequently if circumstances indicate an impairment may have occurred.

In the ordinary course of business, the Group renews and enters into new leases for office real estate and other assets. At the lease inception date, the Group determines whether a contract contains a lease and recognizes operating lease Right-of-use (ROU) assets and operating lease liabilities based on the present value of future minimum lease payments over the lease term. As the Group’s leases do not disclose the implicit interest rate, the Group uses incremental borrowing rates to calculate the present value of future lease payments. Operating lease costs are recognized on a straight-line basis over the lease term. Renewal options are evaluated prior to the expiration date and recorded upon exercise. ROU assets are reported at cost less accumulated depreciation and depreciated over the lease term.

(i)	Premiums

Premiums are recorded as written on the inception date of the policy and are earned primarily on a pro rata basis over the term of the coverage provided. Unearned premiums include the portion of premiums written relating to the unexpired terms of the coverage.

Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group also assumes reinsurance risk in the normal course of business and reinsurance premiums are typically earned over the same period as the underlying policies or risks covered by the contract. Reinsurance premiums for assumed business are estimated based on information received from reinsurers and ceding companies. Any subsequent differences that arise on these estimates are recorded in periods in which they are determined.

Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. The Group generally estimates the pipeline premium based on management’s judgment and prior experience of market conditions and historical data using premium development patterns evident from active underwriting years to predict ultimate premiums trends at the close of the fiscal period.

(j)	Reserve for unpaid loss and loss adjustment expenses

A reserve is held for losses, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, and this is charged to income as incurred. The reserve for unpaid loss and loss adjustment expenses comprises the estimated amounts payable, in respect of losses reported to the Group and those not reported at the consolidated balance sheets date.

The Group generally estimates its losses based on inputs from appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgement and the Group’s prior experience is maintained for the cost of settling losses incurred but not reported at the consolidated balance sheets date. The Group does not discount its reserves for unpaid loss and loss adjustment expenses, as the Group measures its insurance contract liabilities on an undiscounted basis.

(k)	Deferred policy acquisition costs

Acquisition costs that are directly related and incremental to the successful acquisition or renewal of business are deferred and expensed over the same period over which the corresponding premiums are recognised, in accordance with the earning pattern of the underlying contract. The Company’s insurance and reinsurance operations capitalize incremental direct external costs that result from acquiring a contract but do not capitalize salaries, benefits and other internal underwriting costs. Policy acquisition costs are net of ceding commissions received on business ceded under certain reinsurance contracts.

(l)	Premium deficiency test

A premium deficiency occurs if the sum of expected loss and loss adjustment expenses, unamortized acquisition costs exceed related unearned premiums and anticipated investment income on in-force business. A premium deficiency is recognized by charging unamortized acquisition costs to expense to the extent required in order to eliminate the deficiency. A liability is accrued for the excess deficiency if the premium deficiency exceeds the unamortized acquisition costs.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Reinsurance

The Group cedes insurance risk in the normal course of business for all of its businesses to increase capacity and to limit its exposure to large losses and event. The Group uses pro rata and facultative reinsurance contracts. Reinsurance premiums ceded under prospective reinsurance contracts comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts. Reinsurance ceded premiums are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance ceding commissions are recognized as a reduction to acquisition costs.

The Group has non–proportional excess–of–loss (“XOL”) reinsurance contracts designed to mitigate the Group’s net exposure of losses that exceed a specified limit including catastrophe losses.

The XOL costs are determined at the inception of the reinsurance contract and are payable upfront in the form of ‘Minimum and Deposit Premium’ (“MDP”) subject to premium adjustment at the end of the contract period. Deferred premiums are calculated on a pro rata basis based on the type of the XOL reinsurance contract and included in ceded unearned premiums.

Excess of loss reinsurance also includes reinstatement premium and related cash flows within the boundary of the initial reinsurance contract arising from usage of primary reinsurance coverage limit. Reinstatement occurs at predetermined rates without giving the reinsurer any right to exit or reprice the contract. This implies expected cash flows related to the reinstatement premium shall be within the boundary of the initial reinsurance contract and are not related to future contracts.

Reinstatement premiums are recognized and expensed at the time a loss event occurs. The accrual of reinstatement premiums is based on an estimate of losses and loss adjustment expenses, which reflects management’s judgment.

Reinsurance recoverables represent balances due from reinsurance companies. Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

Reinsurance recoverables are the amounts recoverable from reinsurers for paid and unpaid loss and loss adjustment expenses, including amounts receivable for unsettled losses and those incurred but not reported.

Reinsurance recoverables are estimated in a manner consistent with the outstanding loss provision or settled losses associated with the reinsurer’s policies and are in accordance with the related reinsurance contract.

Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Equity settled share-based compensation plan

The Group operates an equity-settled share-based plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The grant date fair value of restricted shares is determined based on the closing quoted prices of the Company’s share on Nasdaq on the grant dates. For awards with graded vesting schedules only subject to service conditions, such as the Restricted Shares Awards (“RSAs”), compensation expense is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures of share-based compensation awards are recognized as they occur.

(o)	Treasury shares

Treasury shares are common shares purchased by the Company and not subsequently cancelled. These shares are recorded at cost and result in a reduction of the Company’s shareholders’ equity in its consolidated balance sheets.

(p)	Offsetting

Financial assets and financial liabilities are offset, and the net amount reported in the consolidated balance sheets only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously. Income and expense are not offset in the consolidated statement of income unless required or permitted by any accounting standard or interpretation.

(q)	Foreign currencies

Assets and liabilities of foreign operations whose functional currency is not the U.S. Dollar are translated at the prevailing exchange rates at each balance sheet date. Revenues and expenses of such foreign operations are translated at average exchange rates during the year. The net effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income, net of applicable deferred income tax. Monetary assets and liabilities, such as premiums receivable and the reserve for unpaid loss and loss adjustment expenses, denominated in foreign currencies are revalued at the exchange rate in effect at the balance sheet date with the resulting foreign exchange gains and losses included in net income. Accounts that are classified as non-monetary, such as deferred acquisition costs and the unearned premium reserves, are not revalued. In the case of foreign currency denominated fixed maturity securities which are classified as “available-for-sale,” the change in exchange rates between the local currency in which the investments are denominated and the Company’s functional currency at each balance sheet date is included in unrealized appreciation or decline in value of securities, a component of accumulated other comprehensive income, net of applicable deferred income tax.

Translation gains and losses related to our foreign operations are recorded as a component of shareholders’ equity in the consolidated balance sheets. At December 31, 2023, 2022 and 2021, the total cumulative foreign currency translation adjustments were a loss of USD 396 thousand, USD 423 thousand and USD 366 thousand, respectively.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Taxation

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the reporting date in the countries where the Group operates and generates taxable income.

Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company’s assets and liabilities.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is more likely than not that taxable income will be available against which the deductible temporary differences, and the carry forward of unused tax credit and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and a valuation allowance is recognized against the deferred tax assets to the extent that it is more likely than not that the deferred tax assets will not be recoverable.

Tax benefits relating to uncertain tax positions are only recognized when the uncertain tax position meets a more likely than not recognition threshold to be recognized.

(s)	Fair values

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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

(t)	Segment reporting

Reporting segments and segment measures are discussed and disclosed in note 17 Segment information.

Recent accounting pronouncements

Recently Issued Accounting Standards Adopted

There are no new recently issued accounting standards adopted by the Group that have a material impact on the Group’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

Accounting Standards Update (“ASU”) 2023-09, Income Taxes – Improvements to Income Tax Disclosures (Topic 740)

In December 2023, the FASB issued an ASU to address improvements to income tax disclosures which requires disaggregated information about a company’s effective tax rate reconciliation as well as information on income taxes paid. The standard is effective for public companies for annual periods beginning after December 15, 2024, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply it retrospectively. The Company is assessing the impact of this standard.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Update (“ASU”) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (Topic 280)

In November 2023, the FASB issued an ASU to address improvements to reportable segment disclosures. The standard primarily requires the following disclosure on an annual and interim basis: (1) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss; and (2) other segment items and description of its composition. The standard also requires current annual disclosures about a reportable segment’s profits or losses and assets to be disclosed in interim periods and the title and position of the CODM with an explanation of how the CODM uses the reported measures of segment profits or losses in assessing segment performance. The guidance is effective for public companies for fiscal years beginning after December 15, 2023 and interim periods in fiscal years within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment is applied retrospectively to all prior periods presented. The Company is assessing the impact of this standard.

3. INVESTMENTS

Fixed maturity securities available-for-sale, at fair value

The following tables summarize the Company’s fixed maturity available-for-sale securities at December 31, 2023 and 2022:

	December 31, 2023
	Amortised cost basis	Gross unrealized gains	Gross unrealized losses	Allowance for expected credit losses	Fair value
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Foreign governments	13,067	70	(738)	-	12,399
Corporate bonds	776,552	7,950	(30,958)	(353)	753,191
Total	789,619	8,020	(31,696)	(353)	765,590

	December 31, 2022
	Amortised cost basis	Gross unrealized gains	Gross Unrealized losses	Allowance for expected credit losses	Fair value
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Foreign governments	8,625	4	(607)	-	8,022
Corporate bonds	529,686	22	(48,454)	(195)	481,059
Total	538,311	26	(49,061)	(195)	489,081

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	INVESTMENTS (Continued)

The following tables summarize gross unrealized losses and estimated fair value for available-for-sale securities by length of time that the securities have continuously been in an unrealized loss position:

	December 31, 2023
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Foreign governments	-	-	8,152	(738)	8,152	(738)
Corporate bonds	38,929	(517)	401,900	(30,441)	440,829	(30,958)
Total	38,929	(517)	410,052	(31,179)	448,981	(31,696)

	December 31, 2022
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Foreign governments	3,154	(178)	4,666	(429)	7,820	(607)
Corporate bonds	298,607	(23,860)	173,002	(24,594)	471,609	(48,454)
Total	301,761	(24,038)	177,668	(25,023)	479,429	(49,061)

At December 31, 2023, the Company held 272 (2022: 300) fixed-maturity securities in an unrealized loss position with a total estimated fair value of USD 448,981 thousand (2022: USD 479,429 thousand) and gross unrealized losses of USD 31,696 thousand (2022: USD 49,061 thousand). Of these securities, 241 (2022: 95) were in a continuous unrealized loss position for greater than 12 months. The Company regularly reviews all fixed-maturity securities within its investment portfolio to determine whether a credit loss has occurred. At December 31, 2023, 76% of the Company’s fixed-maturity securities were rated “A-” or better, and 0.1% were below investment grade or not rated. All of the Company’s fixed maturity securities made expected coupon payments under the contractual terms of the securities. Based on the Company’s review as of December 31, 2023, unrealized losses were caused by interest rate changes or other market factors and were not credit-specific issues.

The contractual maturities of the Company’s fixed maturity available-for-sale securities are shown in the following table:

	December 31, 2023		December 31, 2022
	Fair value	Amortized cost	Fair value	Amortized cost
	USD ’000	USD ’000	USD ’000	USD ’000
Due in one year or less	78,459	79,334	34,658	35,742
Due after one you through to five years	515,337	530,182	362,368	388,764
Due after five you through to ten years	100,801	103,933	64,409	75,576
Due after ten years	70,993	76,170	27,646	38,229
	765,590	789,619	489,081	538,311

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	INVESTMENTS (Continued)

Allowance for expected credit losses

The following tables provide the movement of the allowance for expected credit losses of the Company’s fixed maturity available-for-sale debt securities:

	December 31, 2023	December 31, 2022
	Corporate Bonds
	USD ’000	USD ’000

Balance at beginning of year	195	-
Additions for current year allowance for expected credit losses	158	195
Balance at end of year	353	195

Investment Income

	Year ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Interest income	39,750	20,381	14,049
Dividends from other investments	236	144	78
Dividends from equities	752	571	705
Investment’s custodian fees and other investments expenses	(278)	(149)	(345)
	40,460	20,947	14,487

Net realized gain (loss) on investments

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Realized loss on sale of fixed maturity securities available-for-sale	(477)	(619)	(88)
Realized gain (loss) on sale of equity securities	7,200	(68)	396
	6,723	(687)	308

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	INVESTMENTS (Continued)

Net unrealized gain (loss) on investments

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Unrealized gain (loss) on equity securities	3,080	(3,561)	707
Unrealized gain (loss) on other investments	989	(2,225)	912
Unrealized (loss) gain on equity-method investments at fair value	(1,385)	274	(5,328)
	2,684	(5,512)	(3,709)

Change in allowance for expected credit losses on investments

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Change in allowance for expected credit losses for fixed maturity securities available-for-sale	(158)	(195)	-
Change in allowance for expected credit losses on fixed maturity securities held to maturity	526	(166)	(66)
	368	(361)	(66)

4.	RECEIVABLES

Premiums receivable

The following table provides the balance of premiums receivable, net of allowance for expected credit losses, at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Premiums receivable	256,519	219,487
Less: Allowance for expected credit losses	(11,302)	(9,085)
	245,217	210,402

As at December 31, 2023, USD 11,748 thousand of the total premiums receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by region.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	RECEIVABLES (Continued)

The movement in the allowance for expected credit losses for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Opening balance	9,085	5,804
Change in allowance for expected credit losses	2,372	3,275
Write-offs	(155)	6
Ending balance	11,302	9,085

Reinsurance recoverables

The Group’s placement of reinsurance is diversified such that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision and are in accordance with the reinsurance contracts. Although the Group has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to ceded insurance, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements. Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. Allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers.

The following table provides the balance of reinsurance recoverables, net of allowance for expected credit losses, at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Reinsurance recoverables on unpaid losses	212,610	189,125
Less: Allowance for expected credit losses	(361)	(325)
	212,249	188,800

Reinsurance recoverables on paid losses	14,507	9,241
Less: Allowance for expected credit losses	(3,673)	(3,629)
	10,834	5,612
	223,083	194,412

% due from carriers rated “A-” or higher by major rating agencies	76%	85%
% due from all other rated carriers	24%	15%
% due from all other carriers with no rating by major rating agencies	-	-
Largest balance due from any one carrier as a % of total shareholders’ equity	8%	7%

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	RECEIVABLES (Continued)

The movement in the allowance for expected credit losses for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Opening balance	3,954	3,990
Change in allowance for expected credit losses	80	(36)
Ending balance	4,034	3,954

5.	RESTRICTED CASH

Other assets include restricted cash in the amount of USD 13,001 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business (December 31, 2022: USD 10,800 thousand). In addition, this item includes a restricted call deposit in the amount of USD 5,000 thousand (December 31, 2022: USD 5,000 thousand) placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is recognized as a liability and transferred to the reinsurance company on a semi-annual basis.

The following table details a reconciliation of cash and restricted cash within the consolidated balance sheets:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Cash and cash equivalents	177,022	122,143
Restricted cash (included within other assets)	18,001	15,800
Total cash, cash equivalents and restricted cash	195,023	137,943

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

To recognize liabilities for unpaid losses, both known or unknown, the company establishes reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses. The reserves are comprised of case reserves, incurred but not reported claims (“IBNR”) and the estimated expenses of settling claims, including claims specific costs (such as legal, loss adjuster fees).

Case Reserves: When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry practices, the experience and knowledge of the claims handler and practices of the claims team.

IBNR: The IBNR is established as an estimate for losses incurred but not reported to the insurer at the reporting date. IBNR is often associated with the lag between an event occurring and the reporting to the Insurance company. The estimated IBNR also includes an allowance for the potential development in the adequacy of case reserves, namely “Incurred But Not Enough Reported” or “IBNER”, and all related claims expenses.

Management estimates the ultimate losses and loss adjustment expenses using a range of widely accepted actuarial methodologies and additional approaches as appropriate. The main methodologies used to project claims to ultimate include but are not limited to:

Chain Ladder Method: Using a development triangle of cumulative claims amounts, a set of incremental development factors are calculated. The development factor is equal to the ratio of the cumulative claims at each development period to that at the previous development period. These development factors are then applied to the most recent data point in the triangle to project the current claims to ultimate resolution. The development patterns are derived from the company’s experience and where the credibility of the experience is considered insufficient to enable the selection of development factors thought to be representative of future claims development, a relevant market benchmark pattern may be considered, where available.

Initial Expected Loss Ratio (“IELR”) Method: This method estimates ultimate claims for each line of business and origin period to be equal to an IELR multiplied by the expected ultimate premium. The unpaid (IBNR) claims is the difference between these estimates and the current paid (or case reported) claims.

The IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components: Small losses, large risk losses, modelled catastrophe losses (losses arising from perils in countries modelled by our natural catastrophe modelling software, currently Verisk) and non-modelled Losses (losses could include but not limited to man-made “catastrophes” or natural catastrophes in countries not modelled by Verisk).

The modelling process first considers the IELRs gross of outward reinsurance and then derives the anticipated outward reinsurance recoveries resulting from the gross assumptions. The reinsurance program is modelled within a capital modelling package (currently Aon’s Tyche integrated modelling ecosystem). The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This restatement involves:

Bornhuetter-Ferguson (“BF”) method: This method is a blend of the Chain Ladder and IELR methods. Estimates can be made based on both paid claims and case reported claims.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

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

Ceded Reinsurance and Net IBNR: The outward reinsurance department determines outward reinsurance recoveries arising on case reported claims each month end by the application of the outwards program.

Reserves for outward reinsurance recoveries on estimated IBNR claims are determined by the application of reinsurance recovery ratios to the estimated gross IBNRs. This process is undertaken by line of business and by year. The derivation of the reinsurance recovery ratio considers each type of reinsurance (Facultative, Proportional Treaty and Excess of Loss Treaty) separately, with the estimates of the reinsurance recovery ratio developing over time depending on actual claims experience.

The key assumptions in calculating the most recent reserves are reviewed each quarter and adjusted where necessary. There were no significant changes in the gross or ceded methodology and assumptions during the most recent reporting period.

The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

	Year Ended December 31
	2023 USD ’000	2022 USD ’000	2021 USD ’000

Reserve for unpaid loss and loss adjustment expenses	636,245	577,650	498,582
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(188,800)	(182,124)	(188,738)
Net reserve for unpaid loss and loss adjustment expenses at beginning of year	447,445	395,526	309,844

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	228,381	199,577	193,811
Prior accident years	(39,294)	(42,015)	(20,772)
Total loss and loss adjustment expenses incurred, net of reinsurance	189,087	157,562	173,039

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(25,875)	(14,886)	(16,061)
Prior accident years	(110,844)	(90,721)	(71,247)
Total loss and loss adjustment expenses paid, net of reinsurance	(136,719)	(105,607)	(87,308)

Change in allowance for expected credit losses on reinsurance recoverables on unpaid loss and loss adjustment expenses	36	(36)	(49)
Net reserve for unpaid loss and loss adjustment expenses at end of year	499,849	447,445	395,526
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	212,249	188,800	182,124
Reserve for unpaid loss and loss adjustment expenses at end of year	712,098	636,245	577,650

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Development on Prior Loss Reserves:

For the year ended December 31, 2023, the net ultimate loss increased by USD 228,381 thousand for accident year 2023 and decreased by USD 39,294 thousand for accident years 2022 and prior. The decrease in prior years’ ultimate losses is comparable to USD 42,015 thousand in 2022 and is split between USD 19,193 for the long-tail business, USD 16,915 thousand for the short-tail business and USD 3,186 thousand for the reinsurance business. Assumptions for future inflation have been updated to reflect the increase in the costs of goods and some services and an anticipated knock-on change in wage-related costs. The decrease in ultimate losses is however driven by consistent favorable claims experience.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Claims development

The following tables provide information about incurred and paid claims development, net of reinsurance, as well as cumulative claims frequency. The tables include IBNR reserves plus expected development on reported claims, and the cumulative number of reported claims as at December 31, 2023. Cumulative number of reported claims is reported on a per claim basis.

Information about incurred and paid claims development for the years ended December 31, 2014 to December 31, 2022 is presented as unaudited supplementary information.

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Specialty Long-tail											As of December 31, 2023
Accident	For the years ended December 31 Unaudited Prior Years										IBNR liabilities and expected development on reported	Cumulative number of reported
year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	claims	claims
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

2014	3,291	8,443	9,215	10,013	12,513	11,825	11,549	11,396	11,256	11,455	4	508
2015	-	3,633	8,137	8,073	11,031	9,885	9,467	8,895	9,257	9,237	11	738
2016	-	-	2,758	7,868	17,376	15,373	17,299	17,096	16,830	16,099	810	922
2017	-	-	-	4,542	25,186	27,658	28,840	26,826	25,431	23,894	1,291	1,523
2018	-	-	-	-	42,580	44,766	45,182	41,041	35,191	43,288	8,568	2,303
2019	-	-	-	-	-	61,152	62,689	50,375	54,433	53,582	7,792	3,743
2020	-	-	-	-	-	-	85,084	90,179	82,863	84,893	12,915	3,267
2021	-	-	-	-	-	-	-	100,084	78,749	61,989	22,989	2,394
2022	-	-	-	-	-	-	-	-	83,392	73,707	45,179	2,167
2023	-	-	-	-	-	-	-	-	-	88,444	74,112	2,138
Total										466,588

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Specialty Long-tail
	For the years ended December 31
	Unaudited Prior Years
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

2014	1,444	5,681	7,392	7,694	9,092	10,583	10,867	11,074	11,132	11,253
2015	-	941	2,128	4,535	5,675	6,240	6,841	7,007	6,919	8,422
2016	-	-	792	2,639	5,119	7,071	7,981	12,074	13,405	14,111
2017	-	-	-	509	4,877	11,092	15,967	18,242	19,297	20,324
2018	-	-	-	-	2,807	10,915	17,326	20,715	24,993	29,334
2019	-	-	-	-	-	4,463	17,503	22,951	31,363	36,508
2020	-	-	-	-	-	-	4,573	22,884	39,541	52,719
2021	-	-	-	-	-	-	-	4,519	14,775	24,693
2022	-	-	-	-	-	-	-	-	3,293	15,322
2023	-	-	-	-	-	-	-	-	-	4,985
Total										217,671
All outstanding liabilities prior to 2014, net of reinsurance										2,892
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										251,809

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Specialty Short-tail											As of December 31, 2023
											IBNR liabilities and expected development	Cumulative
Accident	For the years ended December 31 Unaudited Prior Years										on reported	number of reported
year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	claims	claims
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

2014	48,946	55,148	55,047	53,272	51,712	50,646	49,956	49,931	50,102	50,087	3	2,047
2015	-	44,305	58,417	58,008	57,282	57,524	57,475	57,206	57,101	57,209	14	1,832
2016	-	-	55,683	67,098	64,789	63,532	65,074	65,498	65,806	65,778	-	2,191
2017	-	-	-	52,715	75,847	74,425	71,505	71,543	71,516	71,012	114	2,536
2018	-	-	-	-	43,103	49,054	52,999	59,265	59,144	58,488	155	2,356
2019	-	-	-	-	-	50,247	43,406	41,649	41,433	40,646	223	2,156
2020	-	-	-	-	-	-	57,745	50,876	51,517	55,102	1,453	1,892
2021	-	-	-	-	-	-	-	74,394	64,493	60,008	3,200	2,080
2022	-	-	-	-	-	-	-	-	100,030	85,522	8,159	2,481
2023	-	-	-	-	-	-	-	-	-	109,997	64,895	1,851
Total										653,849

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Specialty Short-tail
	For the years ended December 31
Accident	Unaudited Prior Years
year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

2014	10,356	36,942	42,468	48,346	49,373	49,496	49,359	49,414	49,657	49,688
2015	-	16,300	36,771	50,581	52,759	55,976	56,154	56,181	56,724	56,808
2016	-	-	15,751	44,609	59,442	62,054	62,665	64,112	64,914	65,172
2017	-	-	-	16,317	39,217	50,218	58,223	63,029	67,460	67,334
2018	-	-	-	-	17,087	34,338	47,573	51,100	51,232	54,285
2019	-	-	-	-	-	8,654	21,029	30,993	33,847	35,043
2020	-	-	-	-	-	-	6,737	17,591	26,771	29,869
2021	-	-	-	-	-	-	-	10,396	29,782	43,704
2022	-	-	-	-	-	-	-	-	10,428	40,185
2023	-	-	-	-	-	-	-	-	-	15,517
Total										457,605
All outstanding liabilities prior to 2014, net of reinsurance										2,063
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										198,307

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Reinsurance											As of December 31, 2023
	For the years ended December 31										IBNR liabilities and expected development	Cumulative number of
Accident	Unaudited Prior Years										on reported	reported
year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	claims	claims
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

2014	6,444	6,613	6,157	5,661	5,133	5,139	4,998	5,007	5,005	5,019	1	250
2015	-	2,100	4,385	5,888	6,419	6,187	6,050	6,149	6,012	5,946	4	230
2016	-	-	3,299	5,891	7,303	7,403	7,594	7,476	7,183	7,209	22	305
2017	-	-	-	9,563	15,243	14,758	15,150	15,783	14,989	14,704	124	423
2018	-	-	-	-	10,092	11,168	9,225	9,073	8,718	8,901	67	437
2019	-	-	-	-	-	14,333	11,363	10,936	11,062	11,039	168	490
2020	-	-	-	-	-	-	11,437	10,900	11,526	10,785	348	455
2021	-	-	-	-	-	-	-	17,788	19,628	20,346	1,274	431
2022	-	-	-	-	-	-	-	-	16,184	12,971	1,244	397
2023	-	-	-	-	-	-	-	-	-	29,940	16,349	248
Total										126,860

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Reinsurance
	For the years ended December 31
	Unaudited Prior Years
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000

2014	745	5,106	5,024	4,709	4,704	4,821	4,832	4,958	4,961	5,006
2015	-	(178)	2,881	4,649	5,395	5,659	5,738	5,734	5,745	5,842
2016	-	-	359	3,106	5,223	6,102	6,612	6,804	6,872	6,952
2017	-	-	-	2,593	7,436	9,375	12,633	12,815	13,156	13,257
2018	-	-	-	-	131	5,675	6,999	7,365	7,610	7,882
2019	-	-	-	-	-	2,527	7,207	8,532	9,256	9,680
2020	-	-	-	-	-	-	97	3,123	4,304	5,240
2021	-	-	-	-	-	-	-	1,179	8,154	13,437
2022	-	-	-	-	-	-	-	-	951	5,316
2023	-	-	-	-	-	-	-	-	-	5,373
Total										77,985
All outstanding liabilities prior to 2014, net of reinsurance										497
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										49,372

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

The following table presents unaudited supplementary information about the average annual percentage payout of incurred claims, net of reinsurance for the year ended December 31, 2023:

	Average Annual Percentage Payout of Insurance Claims by Age, Net of Reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Specialty Long-tail	32%	23%	17%	11%	7%	5%	3%	1%	1%
Specialty Short-tail	53%	25%	11%	6%	3%	1%	1%	-	-
Reinsurance	46%	23%	13%	7%	4%	3%	2%	1%	1%

The following table provides a reconciliation of the net incurred and paid loss development tables to the reserve for unpaid loss and loss adjustment expenses as at December 31, 2023:

As of December 31, 2023
USD ’000
Net outstanding liabilities
Specialty Long-tail	251,809
Specialty Short-tail	198,307
Reinsurance	49,372
Reserve for unpaid loss and loss adjustment expenses	499,488
Allowance for expected credit losses on reinsurance recoverables	361
Reserve for unpaid loss and loss adjustment expenses, net of allowance	499,849

Reinsurance recoverable on unpaid loss and loss adjustment expenses
Specialty Long-tail	105,186
Specialty Short-tail	107,424
Reinsurance	-
Total reinsurance recoverable on unpaid loss and loss adjustment expenses	212,610
Allowance for expected credit losses on reinsurance recoverables	(361)
Total reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	212,249

Total gross reserves for unpaid loss and loss adjustment expenses	712,098

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	PREMIUMS AND REINSURANCE INFORMATION

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

The following table sets forth the effect of reinsurance activity on written and earned premiums and on net loss and loss adjustment expenses:

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Written premiums:
Direct	348,418	301,291	267,451
Assumed	340,260	280,692	269,785
Ceded	(191,465)	(189,158)	(157,923)
Net	497,213	392,825	379,313

Earned premiums:
Direct	321,556	284,436	251,672
Assumed	313,458	272,067	234,914
Ceded	(187,862)	(180,112)	(149,955)
Net	447,152	376,391	336,631

Loss and loss adjustment expense:
Direct	141,092	112,078	128,730
Assumed	122,688	123,128	70,056
Ceded	(74,693)	(77,644)	(25,747)
Net	189,087	157,562	173,039

8.	DEFERRED POLICY ACQUISITION COSTS, NET OF CEDING COMMISSIONS

	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Balance at beginning of year	57,941	56,767	49,452
Acquisition costs deferred	82,307	71,373	66,937
Amortization of deferred acquisition costs	(74,976)	(70,199)	(59,622)
Balance at end of year	65,272	57,941	56,767

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	LEASES

The Group leases space for offices in Bermuda, UK, UAE, Malaysia, Malta and Morocco. All of these leases are classified as operating leases, and the Group has recognized ROU assets as below. These leases have a remaining lease term ranging between 2 to 9 years, some of which include options to renew the lease term. Additional information of the Group’s leases are as follows:

	2023	2022
	USD ’000	USD ’000
Cash payments included in the measurement of lease liabilities in operating cash flows	913	1,035
Cash payments included in the measurement of lease liabilities in financing cash flows	35	7
Right-of-use assets	2,083	2,614
Operating lease liability	2,133	2,663
Operating lease charge	771	963
Weighted average discount rate (%)	4.3%	4.0%
Weighted average remaining lease term (years)	3.5	3.2

Right-of-use assets are included in “Other assets” while the operating lease liability is included in “Other liabilities”.

The following table presents the contractual maturities of the Company’s operating lease liabilities at December 31, 2023:

Years Ending December 31,	USD ’000
2024	966
2025	774
2026	348
2027	83
2028 and after	306
Total undiscounted lease liability	2,477
Less: present value adjustment	(344)
Operating lease liability	2,133

10.	DERIVATIVE FINANCIAL LIABILITIES

Warrants

In connection with the reverse recapitalization, the Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,500,000 Tiberius warrants transferred to former shareholders of IGI (the “Private Warrants”).

The Public Warrants and Private Warrants broadly had similar terms.

On July 28, 2023, the Company announced that it had commenced an offer to purchase all of its outstanding Warrants. As per the terms of the tender, the Company offered to purchase the Warrants (at a price of USD 0.95 per warrant) from any warrant holder who does not validly withdraw from the offer or who has not exercised their warrants by the expiration date (September 19, 2023). Any warrant holder who has validly withdrawn from the offer before the expiration date will be given an additional 14 days after expiration date to exercise their warrants before they would be obliged to accept the offer at USD 0.86 per warrant.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	DERVIATIVE FINANCIAL LIABILITY (Continued)

As of the expiration date, 12,047,600 public warrants had been validly tendered and not validly withdrawn from the offer, and 4,500,000 private warrants had been validly tendered and not validly withdrawn from the offer. As of October 4, 2023 (14 days after expiration date), for the remaining 702,400 public warrants, the offer was deemed to be accepted and payment of USD 0.86 per warrant was made for redemption.

The following table summarizes the impact of this transaction for the year ended December 31, 2023:

2023
USD ’000
Fair value loss	(6,453)
Gain on derecognition of warrants	134
Total amount recognised in consolidated statement of income in change in fair value of derivative financial liabilities	(6,319)

The following table is a summary of the number of shares of IGI’s common stock issuable upon exercise of warrants outstanding at December 31, 2022:

	Number of shares	Exercise price (USD)	Redemption price (USD)	Expiration date	Classification	Fair value gain for 2022 (USD ’000)	Fair value at December 31, 2022 (USD ’000)
Public warrants	12,750,000	11.5	18.0	March 17, 2025	Liability	2,168	7,395
Private warrants	4,500,000	11.5	18.0	March 17, 2025	Liability	765	2,610

See also Note 20.

Earnout Shares classified as liability

Earnout Shares issued to former stockholders of Tiberius and former shareholders of IGI are accounted for as liability classified instruments because the earnout triggering events that determine the number of Earnout Shares to be earned include multiple settlements alternatives and events that are not solely indexed to the common stock of the Company.

The fair value of this liability is determined using a Monte Carlo simulation model. This approach takes into account the share price as at the Valuation Date, the threshold price for vesting, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earn out period up to March 17, 2028.

The Earnout Shares are subject to vesting at stock prices ranging from USD 11.50 to 15.25.

On December 13, 2023, the first vesting threshold of the Earnout Shares was achieved. Accordingly, 1,400,000 were transferred to equity and no longer considered a liability.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	DERVIATIVE FINANCIAL LIABILITY (Continued)

The following table summarizes the assumptions used in estimating the fair value of the Earnout Shares at each of the relevant year:

	December 31, 2023	December 31, 2022
Stock price (USD)	12.88	8.00
Expected volatility (%)	25.0%	27.5%
Risk free rate (%)	3.91%	3.98%
Expected term (in years)	4.21	5.21
Expected dividends (%)	0.31%	0.50%

The table below illustrates the movement on the Earnout Shares during the year:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Fair value of Earnout Shares at the beginning of the year	13,800	15,470
Change in fair value	20,970	(1,670)
Transfer of the vested Earnout Shares to equity	(17,480)	-
Fair value of Earnout Shares at the end of year	17,290	13,800

11.	COMMITMENTS, CONTINGENCIES AND OTHER ITEMS

Concentrations of credit risk

The areas where significant concentrations of credit risk may exist include fixed maturity securities, cash and cash equivalents, premiums receivables and reinsurance recoverables. The Company limits the amount of credit exposure to issuers and there were no fixed maturity securities in any single issuer exceeding 5% of the aggregate fixed maturity securities portfolio as at December 31, 2023. The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any bank. Refer to “Note 3. Investments” for information with respect to investments and to “Note 4. Receivables” with respect to premiums receivable and reinsurance recoverables.

Letters of Credit and other commitments

As of the date of the consolidated financial statements, the Group is contingently liable for the following:

●	Letters of credit amounting to USD 1,826 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (December 31, 2022: USD 2,917 thousand).

The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of investments whereby the issued letters of credit do not exceed 70% of the collateralized investment. As at December 31, 2023 and 2022, these investments amounted to USD 2,608 thousand and USD 4,167 thousand, respectively. We do not consider that this unduly restricts our liquidity at this time.

●	Letter of guarantee amounting to USD 307 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (December 31, 2022: USD 292 thousand).

●	In 2021, the Group signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of USD 1,250 thousand in five instalments over five years to support cancer research projects. As at December 31, 2023, the Group has paid USD 750 thousand and the remaining two instalments amounted to USD 500 thousand shall be made equally over the years from 2024 to 2025.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	SHAREHOLDERS’ EQUITY

Common shares

Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at December 31, 2023, the share capital was 44,500,879 (December 31, 2022: 46,013,309) common shares issued and outstanding (including 39,200 common shares (“Earnout Shares”) as at December 31, 2023 and 2022 subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

The following table sets out the number of common shares issued and outstanding as at December 31, 2023 and December 31, 2022:

	December 31, 2023
	Number of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	43,584,549	436
Earnout Shares* (par value of USD 0.01)	39,200	-
Common shares under share-based compensation plan (par value of USD 0.01) (note 18)	877,130	9
	44,500,879	445

	December 31, 2022
	Number of shares	Par value
		USD ’000
Common shares (par value of USD 0.01)	45,306,928	453
Earnout Shares* (par value of USD 0.01)	39,200	-
Common shares under share-based compensation plan (par value of USD 0.01) (note 18)	667,181	7
	46,013,309	460

*	Earnout Shares are considered outstanding shares and have dividend and voting rights, however, the Earnout Shares are non-transferable by their holders until they vest and, if the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company.

Treasury shares

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

	December 31, 2023
	Number of shares	Par value
		USD ’000
Balance at the beginning of year	1,668	14
Purchases	3,421,238	31,090
Cancellation	(3,419,106)	(31,055)
Balance at the end of year	3,800	49

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	SHAREHOLDERS’ EQUITY (Continued)

	December 31, 2022
	Number of shares	Par value
		USD ’000
Balance at the beginning of year	-	-
Purchases	310,542	2,394
Cancellation	(308,874)	(2,380)
Balance at the end of year	1,668	14

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

A summary of changes in accumulated other comprehensive income (loss), net of taxes (where applicable) by component for the years ended December 31, 2023, 2022 and 2021 is presented below:

	December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Unrealized gains (losses) on fixed maturity securities arising during the year, net of taxes	23,856	(48,454)	(9,891)
Reclassification of net realized losses included in net income	(477)	(619)	(88)
Foreign currency translation adjustments	27	(57)	(16)
Other comprehensive income (loss)	23,406	(49,130)	(9,995)

The amounts reclassified from accumulated other comprehensive (loss) income shown in the above table have been included in the following captions in our Consolidated Statements of Income (Loss):

	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Realized gains and losses on securities:
Net realized investment losses	(538)	(627)	(120)
Income tax benefit	61	8	32
Net of taxes	(477)	(619)	(88)

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	TAXATION

The following is a summary of the Company’s income (loss) before taxes allocated between domestic and foreign operations:

	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Domestic:
Bermuda	91,769	72,827	37,423
Foreign:
U.K.	28,494	17,029	11,493
Other*	5,785	2,310	(288)
Income before taxes	126,048	92,166	48,628

●	International General Insurance Holdings Ltd. is not subject to income tax according to the tax law in Bermuda.

●	International General Insurance Co. Ltd is a tax-exempt company according to the tax law in Bermuda.

●	IGI UK and North Star Underwriting Limited are subject to corporate taxation in accordance with the UK Tax Law. An increase from the current 19% UK corporation tax rate to 25%, effective from 1 April 2023, was announced in the Budget on 3 March 2021 and enacted on 10 June 2021.

*	Income (loss) before taxes in “Other” mostly relates to subsidiaries and branches operating in Labuan, Morocco, Jordan, Norway, and U.A.E. with the following tax rules applicable:

●	International General Insurance Company (Europe) SE (IGI Europe) is subject to the normal standard rate in Malta of 35%.

●	According to the Labuan Business Activity Tax Law, Labuan registered entities are subject to 3% tax on the audited net income.

●	IGI Casablanca – Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.

●	I.G.I Underwriting is a tax-exempt company in Jordan as its main business activity is to act as an underwriting agent in respect of insurance and reinsurance business written outside Jordan.

●	IGI Nordic is subject to the normal standard rate in Norway of 25%.

●	International General Insurance Holdings Limited and International General Insurance Company (Dubai) Ltd. are not subject to income tax according to the tax law in UAE.

Income tax expense (benefit) is comprised as follows:

	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Current income tax expense (benefit):
Current income tax charge	6,401	3,261	2,179
Amounts in respect of prior years	12	(22)	97

Deferred tax expense:
Origination and reversal of temporary differences	1,165	(310)	(462)
Amounts in respect of prior years	276	3	-
Income tax expense for the year	7,854	2,932	1,814

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	TAXATION (Continued)

As noted above, the tax rate in Bermuda, the Company’s country of domicile, is currently zero. Application of the statutory income tax rate for operations in other jurisdictions produces a differential to the expected income tax expense as shown below. The reconciliation between the income tax expense and the amount that would result from applying the statutory rate for the Company for the years ended December 31, 2023, 2022 and 2021 is provided below

Reconciliation of tax expense and the accounting income multiplied by the applicable tax rate is as follows:

	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Income tax at expected tax rate of zero percent	-	-	-
Foreign statutory tax rates differential	7,825	3,027	1,838
Non-deductible expenses	60	73	80
Other	(31)	(168)	(104)
Income tax expense (benefit) for the year	7,854	2,932	1,814

The significant components of the deferred income tax assets and liabilities were as follows:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Deferred tax assets:
Operating loss carryforwards	76	398
Foreign exchange valuations	-	334
Allowance for expected credit losses	363	175
Unrealized losses on investments	3,961	4,877
Other deferred tax assets	171	4
Total deferred tax assets	4,571	5,788

Deferred tax liabilities:
Foreign exchange valuations	(220)	-
Other deferred tax valuation	(194)	-
Total deferred tax liabilities	(414)	-
Net deferred tax asset	4,157	5,788

At December 31, 2023 and 2022 the Company had operating losses of USD 217 thousand and USD 1,138 thousand in Malta. The operating losses are available to offset future taxable income and do not expire.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	TAXATION (Continued)

On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act 2023, which will apply a 15% corporate income tax to certain Bermuda businesses that are part of Multinational Enterprise Groups (“MNE Group”). The corporate income tax will take effect from January 1, 2025. An in scope MNE Group is an MNE Group if, with respect to any fiscal year beginning on or after January 1, 2025, the MNE Group has annual revenue of EUR 750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding such fiscal year. Based on these provisions, the Company is not currently considered an in scope MNE Group.

An increase from the current 19% UK corporation tax rate to 25%, effective from April 1, 2023, was announced in the Budget on March 3, 2021 and enacted on June 10, 2021. As a result, UK deferred tax balances have been revalued to take this rate change into account, where relevant.

In January 2022, the Ministry of Finance in the UAE announced that it will introduce federal Corporate tax (CT) on the net profits of businesses. The tax will become applicable on 1 January 2024.

At December 31, 2023, the Group’s current income tax payable (included in “Other liabilities”) was USD 2,854 thousand. The tax returns that remain subject to examination by major tax jurisdictions are as follows:

At December 31, 2023	Open Tax Years

Major tax Jurisdiction
UK	2023
Malta	2021 - 2023

15.	FAIR VALUE

The Group uses the fair value hierarchy discussed in note 2 for determining and disclosing the fair value of financial instruments by valuation techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Group’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and the Group considers factors specific to the asset or liability.

In order to determine if a market is active or inactive for a security, the Group considers a number of factors, including, but not limited to, the spread between what a seller is asking for a security and what a buyer is bidding for the same security, the volume of trading activity for the security in question, the price of the security compared to its par value (for fixed maturity investments), and other factors that may be indicative of market activity.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	FAIR VALUE (Continued)

During 2023, corporate bonds available-for-sale amounting to USD 58,764 thousand were transferred from level 1 to level 2 as at December 31, 2023. In addition, corporate bonds available-for-sale amounting to USD 52,494 thousand were transferred from level 2 to level 1 as at December 31, 2023. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.

There was a transfer of an equity security investment amounting to USD 6,990 thousand out of Level 3 into Level 1 during the year ended December 31, 2023 as a result of the investment now having a quoted price in an active market.

Below is a summary of the assets and liabilities that are measured at fair value on a recurring basis and also represents the carrying amount on the Group’s consolidated balance sheets:

	December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
Fixed maturity available-for-sale securities:
Foreign governments	2,915	9,484	-	12,399
Corporate bonds	240,716	512,475	-	753,191
Total	243,631	521,959	-	765,590

Equity securities	26,208	-	-	26,208
Other Investments	-	11,060	-	11,060
Fair value option:
Equity-method investments measured at fair value	-	-	3,522	3,522
	269,839	533,019	3,522	806,380
Liabilities measured at fair value:
Derivative financial liabilities (Earnout Shares)	-	-	17,290	17,290

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	FAIR VALUE (Continued)

	December 31, 2022
	Level 1	Level 2	Level 3	Total Fair Value
	USD ’000	USD ’000	USD ’000	USD ’000
Assets measured at fair value:
Fixed maturity available-for-sale securities:
Foreign governments	1,235	6,787	-	8,022
Corporate bonds	99,731	381,328	-	481,059
Total	100,966	388,115	-	489,081

Equity securities	24,046	-	7,364	31,410
Other Investments	-	12,237	-	12,237
Fair Value option:
Equity-method investments measured at fair value	-	-	4,907	4,907
	125,012	400,352	12,271	537,635
Liabilities measured at fair value:
Derivative financial liabilities (Warrants and Earnout Shares)	-	10,005	13,800	23,805

Fixed Maturity available-for-sale securities

Fixed maturity available-for-sale securities included in Level 1 and Level 2 consist of the majority of the Group’s investments in corporate and non-US government securities. The Group’s fixed maturity available-for-sale securities are primarily priced using pricing services from pricing vendors. Generally, the pricing vendors provide pricing for a high volume of liquid securities that are actively traded. For securities that do not trade on an exchange, the pricing services generally utilize market data and other observable inputs in matrix pricing models to determine a reasonable fair value. Observable inputs include, but are not limited to, investment yields, credit risks and spreads, reported trades, bids, offers, and reference data and industry and economic events. As the significant inputs used in the pricing process are observable market inputs, the fair value of these securities is classified within Level 1 and Level 2.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	FAIR VALUE (Continued)

Equity Securities and Other investments

The Group’s exchange traded equity securities are included in Level 1 as their fair values are based on quoted market prices in active markets. Other investments consist primarily of mutual funds that generally trade daily and as the fair values are based on observable market inputs. The fair values are included in Level 2 of the fair value hierarchy. The Group has a small number of securities included in Level 3 due to a lack of an available independent pricing source and as the significant inputs used to price these securities are unobservable, the fair values are classified as Level 3.

Equity-method investments measured at fair value

The Group accounts for its equity method investments using the fair value option.

The fair value of the Group’s investment was determined using the adjusted net asset value (“NAV”) approach. As significant inputs used in the valuation process are unobservable market inputs, the fair value of the investment is classified as Level 3. The unobservable inputs may cause significant increases or decreases in the fair value.

Derivative financial liabilities

The Group’s Public and Private Warrants broadly had similar terms with certain differences in few features and the fair values were based on the quoted price of the Public Warrants listed on Nasdaq. See Note 20 for redemption of Private Warrants during the year ended December 31, 2023. Although the fair values are based on observable market inputs, the fair values are classified as Level 2 due to lack of sufficient trading volume.

The earn out shares issued to Tiberius former stockholders and IGI former shareholders are valued using a Monte Carlo simulation model. This approach takes into account the share price as at the valuation date, the threshold price for vesting, expected volatility, expected dividend yield, the risk-free rate, and the earn out period up to March 17, 2028. As the significant inputs used to price the earn out shares are unobservable, the fair values are classified as Level 3. The unobservable inputs and assumptions used in the valuation may cause significant increases or decreases in the fair value.

Refer to Note 10 – Derivative Financial Liabilities for additional information related to the fair values and types of derivatives entered into by the Group.

Level 3 Assets and Liabilities Measured at Fair Value

Below is a summary of quantitative information regarding the significant unobservable inputs (Level 3) used in determining the fair value of assets and liabilities measured at fair value on a recurring basis:

As at December 31, 2023	Fair Value (Level 3) USD’000	Valuation Technique	Unobservable Inputs	Low	High	Weighted Average or Actual
Equity-method investments measured at fair value	3,522	Adjusted net asset value (“NAV”) approach	Sale price (per square meter) of the underlying properties owned by the investees	N/A	N/A	N/A
Derivative financial liabilities	17,290	Monte Carlo Simulation approach	Volatility of IGI’s share price	20%	30%	25%

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	FAIR VALUE (Continued)

As at December 31, 2022	Fair Value (Level 3) USD’000	Valuation Technique	Unobservable Inputs	Low	High	Weighted Average or Actual
Equities	6,990	Multiples based valuation approach	Enterprise value to earnings before interest, tax, depreciation and amortization	7.9	8.7	8.3
			Price to earnings	10.3	11.4	10.9
			Price to book value of shares	1.1	1.2	1.1
	374	Multiples based valuation approach	Enterprise value to sale multiple	1.1	1.7	1.4
Equity-method investments measured at fair value	4,907	“Adjusted net asset value (“NAV”) approach”	Sale price (per square meter) of the underlying properties owned by the investees	N/A	N/A	N/A
Derivative financial liabilities	13,800	Monte Carlo Simulation approach	Volatility of IGI’s share price	25%	30%	27.5%

The following table presents a reconciliation of the beginning and ending balances for all financial assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for 2023 and 2022:

	Equity Securities	Equity- method investees	Derivative financial liabilities (Earnout Shares)
	USD ’000	USD ’000	USD ’000
Year Ended December 31, 2023
Balance at beginning of year	7,364	4,907	(13,800)
Change in fair value included in earnings	(374)	(1,385)	(20,970)
Vesting of Earnout Shares	-	-	17,480
Transfer in and/or out of Level 3	(6,990)	-	-
Balance at end of year	-	3,522	(17,290)
Year Ended December 31, 2022
Balance at beginning of year	7,046	4,633	(15,470)
Change in fair value included in earnings	318	274	1,670
Balance at end of year	7,364	4,907	(13,800)

There are no active markets for the equity-method investments measured at fair value.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	FAIR VALUE (Continued)

Financial Instruments Disclosed, But Not Carried, At Fair Value:

The Company uses various financial instruments in the normal course of its business. The carrying values of cash and cash equivalents, term deposits, short-term investments, accrued investment income, certain other assets and other liabilities not included herein approximated their fair values.

16.	earnings per share

Basic earnings per share represents the net income attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the years.

Diluted earnings per share represents the net income attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The Company has 1,612,500 unvested Earnout Shares outstanding as at and for the year ended December 31, 2023. These Earnout Shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to common shareholders.

Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.

The outstanding warrants have not been factored in diluted earnings per share computation for 2022 and 2021, as the average market price of ordinary shares at the end of the year does not exceed the exercise price of the warrants. In 2023, the Company repurchased all the outstanding warrants.

The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	Year ended December 31,
	2023	2022	2021
(In USD ’000 except share and per share data)
Net Income	118,194	89,234	46,814
Less: net income attributable to the Earnout Shares	(7,469)	(4,906)	(1,968)
Less: dividends attributable to the common shares under share-based compensation plan	(30)	(147)	(131)
Net income available to common shareholders	110,695	84,181	44,715
Weighted average number of shares – basic	42,943,535	45,546,262	45,470,957
Common shares under share-based compensation plan	525,341	120,872	70,060
Weighted average number of shares – diluted	43,468,876	45,667,134	45,541,017
Basic earnings per share	2.58	1.85	0.98
Diluted earnings per share	2.55	1.84	0.98

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Each of the business lines in which the Group operates are considered operating segments.

The Group has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements:

1.	Specialty Long-tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

2.	Specialty Short-tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of short-term nature with respect to related claims).

3.	Reinsurance which covers the assumed reinsurance treaty business lines.

Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the consolidated financial statements.

The Group also has general and administrative expenses, investment income, net realized gain (loss) on investments, net unrealized gain (loss) on investments, change in allowance for expected credit losses on investments, net foreign exchange gain (loss), change in allowance for expected credit losses on receivables, other expenses/revenues, change in fair value of derivative financial liabilities and income tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments. The Group does not allocate assets to individual reporting segments as the segmentation of assets and liabilities is not undertaken for any of the board, CODM and management analysis. In view of this, the Group does not disclose asset information by segment.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SEGMENT INFORMATION (continued)

The following tables summarizes the Group’s underwriting income or loss by segment, together with a reconciliation of underwriting income or loss to net income for the year.

a)	Segment disclosure for the Group’s consolidated operations is as follows:

	Year Ended December 31, 2023
	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Underwriting revenues
Gross written premiums	226,862	400,682	61,134	688,678	-	688,678
Ceded written premiums	(73,900)	(117,565)	-	(191,465)	-	(191,465)
Net written premiums	152,962	283,117	61,134	497,213	-	497,213
Net change in unearned premiums	4,760	(46,925)	(7,896)	(50,061)	-	(50,061)
Net premiums earned	157,722	236,192	53,238	447,152	-	447,152

Underwriting deductions
Net policy acquisition expenses	(31,160)	(35,997)	(7,819)	(74,976)	-	(74,976)
Net loss and loss adjustment expenses	(69,250)	(93,085)	(26,752)	(189,087)	-	(189,087)
Underwriting income	57,312	107,110	18,667	183,089	-	183,089

General and administrative expenses	-	-	-	-	(78,927)	(78,927)
Investment income	-	-	-	-	40,460	40,460
Net realized gain on investments	-	-	-	-	6,723	6,723
Net unrealized gain on investments	-	-	-	-	2,684	2,684
Change in allowance for expected credit losses on investments	-	-	-	-	368	368
Change in allowance for expected credit losses on receivables	-	-	-	-	(2,452)	(2,452)
Other revenues	-	-	-	-	1,862	1,862
Other expenses	-	-	-	-	(5,594)	(5,594)
Change in fair value of derivative financial liabilities	-	-	-	-	(27,289)	(27,289)
Net foreign exchange gain	-	-	-	-	5,124	5,124
Income (loss) before tax	57,312	107,110	18,667	183,089	(57,041)	126,048
Income tax expense	-	-	-	-	(7,854)	(7,854)
Net income	57,312	107,110	18,667	183,089	(64,895)	118,194

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2022
	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Underwriting revenues
Gross written premiums	233,046	317,412	31,525	581,983	-	581,983
Ceded written premiums	(65,555)	(123,603)	-	(189,158)	-	(189,158)
Net written premiums	167,491	193,809	31,525	392,825	-	392,825
Net change in unearned premiums	(125)	(15,096)	(1,213)	(16,434)	-	(16,434)
Net premiums earned	167,366	178,713	30,312	376,391	-	376,391

Underwriting deductions
Net policy acquisition expenses	(33,066)	(31,525)	(5,608)	(70,199)	-	(70,199)
Net loss and loss adjustment expenses	(50,530)	(89,942)	(17,090)	(157,562)	-	(157,562)
Underwriting income	83,770	57,246	7,614	148,630	-	148,630

General and administrative expenses	-	-	-	-	(67,243)	(67,243)
Investment income	-	-	-	-	20,947	20,947
Net realized gain on investments	-	-	-	-	(687)	(687)
Net unrealized loss on investments	-	-	-	-	(5,512)	(5,512)
Change in allowance for expected credit losses on investments	-	-	-	-	(361)	(361)
Change in allowance for expected credit losses on receivables	-	-	-	-	(3,238)	(3,238)
Other revenues	-	-	-	-	2,442	2,442
Other expenses	-	-	-	-	(3,961)	(3,961)
Change in fair value of derivative financial liabilities	-	-	-	-	4,603	4,603
Net foreign exchange loss	-	-	-	-	(3,454)	(3,454)
Income (loss) before tax	83,770	57,246	7,614	148,630	(56,464)	92,166
Income tax expense	-	-	-	-	(2,932)	(2,932)
Net income	83,770	57,246	7,614	148,630	(59,396)	89,234

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2021
	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
Underwriting revenues
Gross written premiums	224,717	288,425	24,094	537,236	-	537,236
Ceded written premiums	(56,683)	(101,240)	-	(157,923)	-	(157,923)
Net written premiums	168,034	187,185	24,094	379,313	-	379,313
Net change in unearned premiums	(4,242)	(35,168)	(3,272)	(42,682)	-	(42,682)
Net premiums earned	163,792	152,017	20,822	336,631	-	336,631

Underwriting deductions
Net policy acquisition expenses	(29,881)	(26,310)	(3,431)	(59,622)	-	(59,622)
Net loss and loss adjustment expenses	(84,662)	(72,418)	(15,959)	(173,039)	-	(173,039)
Underwriting income	49,249	53,289	1,432	103,970	-	103,970

General and administrative expenses	-	-	-	-	(58,228)	(58,228)
Investment income	-	-	-	-	14,487	14,487
Net realized gain on investments	-	-	-	-	308	308
Net unrealized loss on investments	-	-	-	-	(3,709)	(3,709)
Change in allowance for expected credit losses on investments	-	-	-	-	(66)	(66)
Change in allowance for expected credit losses on receivables	-	-	-	-	(3,262)	(3,262)
Other revenues	-	-	-	-	2,056	2,056
Other expenses	-	-	-	-	(4,230)	(4,230)
Change in fair value of derivative financial liabilities	-	-	-	-	670	670
Net foreign exchange loss	-	-	-	-	(3,368)	(3,368)
Income (loss) before tax	49,249	53,289	1,432	103,970	(55,342)	48,628
Income tax expense	-	-	-	-	(1,814)	(1,814)
Net income	49,249	53,289	1,432	103,970	(57,156)	46,814

The table below presents long-lived assets by geographic location:

	December 31, 2023	December 31, 2022
	USD ’000	USD ’000

Middle East	21,346	21,765
Africa	96	188
UK	1,839	2,482
Asia	17	8
Europe	458	20
North America	266	84
	24,022	24,547

Long-lived assets for this purpose consist of property and equipment.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SEGMENT INFORMATION (Continued)

The following summary presents the Group’s gross written premiums based on the location of the insured risk for the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	USD ’000	USD ’000	USD ’000

Africa	33,312	32,700	27,325
Asia	71,685	54,697	54,962
Australasia	20,286	19,478	23,095
Caribbean Islands	27,904	30,446	29,781
Central America	26,740	25,338	27,735
Europe	83,614	51,746	48,034
Middle East	62,708	58,906	52,745
North America	89,610	61,661	32,272
South America	21,671	20,706	20,401
UK	195,504	190,019	194,075
Worldwide	55,644	36,286	26,811
Total	688,678	581,983	537,236

18.	SHARE-BASED COMPENSATION

During 2020, the Board of Directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the Group granted new restricted shares to designated employees, with the following salient features:

	2020 Grant	2021 Grant 1	2021 Grant 2	2022 Grant 1	2022 Grant 2	2023 Grant 1	2023 Grant 2
Grant date	October 7, 2020	February 16, 2021	March 31, 2021	February 9, 2022	March 24, 2022	February 8, 2023	March 23, 2023
First vesting date (tranche 1)	January 2, 2021	January 2, 2022	January 2, 2022	January 2, 2023	January 2, 2023	January 2, 2024	January 2, 2024
Second vesting date (tranche 2)	January 2, 2022	January 2, 2023	January 2, 2023	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025
Third vesting date (tranche 3)	January 2, 2023	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025	January 2, 2026	January 2, 2026
Total number of restricted shares awards	134,500	180,000	132,190	279,000	149,377	379,000	129,808
Number of restricted shares awards vesting each period	44,833	60,000	44,063	93,000	49,792	126,333	43,269
Grant date fair value per share (USD)	7.90	7.94	8.17	7.76	7.23	8.30	8.32

The grant date fair value of restricted shares was determined based on the closing quoted prices of the Company’s share on Nasdaq on the grant dates.

The restricted share awards vest on the condition that the participants are in continued employment with the Company or any of its subsidiaries on the applicable vesting date. There are no other vesting conditions.

For the year ended December 31, 2023, share-based compensation expense of USD 3,249 thousand (2022: USD 2,300) was recorded in the consolidated statement of income, within the general and administrative expenses and with a corresponding impact on common shares and additional paid-in capital as shown in the consolidated statement of changes in equity.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	SHARE-BASED COMPENSATION (Continued)

A summary of restricted shares activity under the share-based compensation plan for the year ended December 31, 2023 is as follows:

	Number of shares	Weighted average Grant date fair value per share	Aggregate value
		USD	USD ’000
RSAs granted and unvested at beginning of year	667,181	7.74	5,161
Granted	508,808	8.30	4,223
Vested	(298,859)	7.79	(2,327)
RSAs granted and unvested at end of year	877,130	8.05	7,057

The weighted average grant-date fair value per share of the Company’s restricted stock awards granted during the year ended December 31, 2023 and 2022 was USD 8.30 and USD 7.58, respectively. The fair value of restricted share awards that vested during the year ended December 31, 2023 and 2022 was USD 2,327 thousand and USD 1,171 thousand, respectively. As of December 31, 2023, there was USD 3,920 thousand of total unrecognized compensation expense related to restricted shares compensation plan granted by IGI. The weighted-average period over which this expense is expected to be recognized is 3 years.

19.	Statutory information

The Company’s insurance and reinsurance subsidiaries are subject to insurance and/or reinsurance laws and regulations in the jurisdictions in which they operate. These regulations include certain restrictions on the amount of dividends or other distributions available to shareholders without prior approval of the insurance regulatory authorities.

The actual statutory capital and surplus for the Group’s principal operating subsidiaries at December 31, 2023 and 2022 is summarized as follows:

	Year Ended December 31,
	2023	2022
	USD ’000	USD ’000
Actual statutory capital and surplus
Bermuda	548,714	413,790
United Kingdom	165,657	89,127
Labuan branch	33,321	29,373
Malta	22,732	8,239

As at December 31, 2023 and 2022, actual statutory capital and surplus for the Group’s principal operating subsidiaries substantially exceeded the regulatory requirements.

	Year Ended December 31,
	2023	2022	2021
	USD ’000	USD ’000	USD ’000
Statutory net income (loss)
Bermuda	144,063	78,493	41,827
United Kingdom	27,147	11,077	8,631
Labuan branch	5,000	1,853	2,279
Malta	1,256	(579)	(835)

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Statutory information (Continued)

Bermuda

The Group’s primary operating subsidiary is IGI Bermuda, which is subject to Bermuda regulatory constraints that affect its ability to pay dividends on its common shares and make other distributions. Under the Bermuda Insurance Act 1978, as amended (the “Insurance Act”), and related regulations, IGI Bermuda, as a Class 3B insurer, is required to maintain certain minimum capital, liquidity and solvency levels and is prohibited from declaring or paying dividends that would result in non-compliance with this requirement.

Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the Bermuda Monetary authority (“BMA”) annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at December 31, 2023 and 2022, the Company met its ECR.

Under the Insurance Act, a Class 3B is restricted with respect to the payment of dividends and is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files, at least seven days before payment of such dividends, with the BMA an affidavit stating that it will continue to meet the required margins following the declaration of those dividends.

The Company met such Bermuda requirements for the years ended December 31, 2023 and 2022.

United Kingdom

The Group’s United Kingdom operating subsidiary is regulated by the Prudential Regulation Authority (“PRA”) and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities.

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

Under U.K. law, the Company is restricted from declaring a dividend to its shareholder unless the Company has “profits available for distribution.” The calculation as to whether a company has sufficient profits is based on its accumulated realized profits minus its accumulated realized losses. U.K. insurance regulatory laws do not prohibit the payment of dividends, but the PRA or Financial Conduct Authority, as applicable, requires that insurance companies and insurance intermediaries maintain certain solvency margins and may restrict the payment of a dividend by the Company.

The Company met such United Kingdom requirements for the years ended December 31, 2023 and 2022.

Labuan Branch

The Group’s Labuan Branch is subjected to minimum capital requirements under the Labuan Financial Services and Securities Act 2010.

The Labuan Branch monitors and ensures its capital is within the minimum solvency margins requirements under the Labuan Financial Services and Securities Act 2010 at all times. If there are any large event which will affect the Labuan Branch’s ability to maintain solvency margins requirements, the branch will notify the head office to cash call in advance.

As at December 31, 2023 and 2022, the Labuan Branch met such Labuan minimum solvency margin requirements.

International General Insurance Holdings Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Statutory information (Continued)

Malta

The Group’s operating subsidiary is regulated by the Malta Financial Services Authority.

The company is subject to the Solvency II regime and is required to meet an SCR which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.

The Company met such Malta requirements for the year ended December 31, 2023 and 2022.

20.	RELATED PARTIES

The Company purchased all of the outstanding 4,000,000 Private Warrants owned by Wasef Jabsheh (the Executive Chairman) for USD 3,800 thousand as part of the offer to purchase all of its outstanding Warrants announced on July 28, 2023 and completed on September 19, 2023.

In 2023, the Group rented a boat for business promotion from a company owned by a major shareholder. The total expense charged to the general and administrative expenses was USD 206 thousand.

21.	LEGAL PROCEEDINGS

The Group, in common with the insurance industry in general, is subject to litigation and arbitration in the normal course of its business. As of December 31, 2023, the Group was not a party to any litigation or arbitration which is expected by management to have a material adverse effect on the Group’s results of operations and financial condition and liquidity.

22.	subsequent events

On March 11, 2024, the Company’s Board of Directors declared a dividend for the period October 1, 2023 – December 31, 2023 of USD 0.51 per share. The dividend is payable on April 22, 2024 to shareholders of record on April 1, 2024.

INDEX OF SUPPLEMANTRY SCHEDULES

Page
Schedule I — Investments	S-2
Schedule III — Supplementary Insurance Information	S-3

S-1

International General Insurance Holdings Ltd.
Schedule I — Investments
As at December 31, 2023

Column A	Column B	Column C	Column D
Type of investment	Cost (1)	Value	Amount at which shown in the balance sheet
	USD ’000	USD ’000	USD ’000
Fixed maturities:
Bonds:
Foreign governments	10,087	9,376	9,376
Public utilities	32,278	32,175	32,175
All other corporate bonds	722,068	706,549	706,549
Redeemable preferred stock	25,186	19,484	19,484
Total fixed maturities	789,619	767,584	767,584
Equity securities:
Common stocks:
Public utilities	20	20	20
Banks, trust and insurance companies	9,509	10,859	10,859
Industrial, miscellaneous and all other	13,553	14,811	14,811
Nonredeemable preferred stocks	975	518	518
Total equity securities	24,056	26,208	26,208
Short-term investments	42,157	42,157	42,157
Other long-term investments (2)	116,340	116,197	116,197
Equity-method investments measured at fair value	8,210	3,522	3,522
Total investments	938,225	955,668	955,668

(1)	Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)	Includes other investments and term deposits.

S-2

International General Insurance Holdings Ltd.
Schedule III — Supplementary Insurance Information
As At and For the Years Ended December 31, 2023, 2022 and 2021

Column A	Column B	Column C	Column D	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Deferred policy acquisition costs, net	Reserve for unpaid loss and loss adjustment expenses	Unearned premiums	Gross written premiums	Investment income	Net loss and loss adjustment expenses	Net policy acquisition expenses	General and administrative expenses	Net written premiums
	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000	USD ’000
December 31, 2023
Long-tail	33,386	356,995	180,410	226,862	—	(69,250)	(31,160	—	152,962
Short-tail	28,984	305,731	245,500	400,682	—	(93,085)	(35,997)	—	283,117
Reinsurance	2,902	49,372	17,615	61,134	—	(26,752)	(7,819)	—	61,134
Corporate and other	—	—	—	—	40,460	—	—	(78,927)	—
Total	65,272	712,098	443,525	688,678	40,460	(189,087)	(74,976)	(78,927)	497,213

December 31, 2022
Long-tail	33,950	321,600	179,421	233,046	—	(50,530)	(33,066)	—	167,491
Short-tail	22,625	274,804	200,720	317,412	—	(89,942)	(31,525)	—	193,809
Reinsurance	1,366	39,841	9,719	31,525	—	(17,090)	(5,608)	—	31,525
Corporate and other	—	—	—	—	20,947	—	—	(67,243)	—
Total	57,941	636,245	389,860	581,983	20,947	(157,562)	(70,199)	(67,243)	392,825

December 31, 2021
Long-tail	N/A	N/A	N/A	224,717	—	(84,662)	(29,881)	—	168,034
Short-tail	N/A	N/A	N/A	288,425	—	(72,418)	(26,310)	—	187,185
Reinsurance	N/A	N/A	N/A	24,094	—	(15,959)	(3,431)	—	24,094
Corporate and other	N/A	N/A	N/A	—	14,487	—	—	(58,228)	—
Total	N/A	N/A	N/A	537,236	14,487	(173,039)	(59,622)	(58,228)	379,313

S-3