Form 20-F
period 2024-12-31
International General Insurance Holdings Ltd.
filed 2025-04-01
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

For the transition period from __________ to __________
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,108,936
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
i

FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report on Form 20-F (this “annual report”) of International General Insurance Holdings Ltd., a Bermuda exempted company (“we,” “IGI,” the “Group” or the “Company”), constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “ability,” “aim,” “anticipate,” “assume,” “attempt,” “believe,” “can,” “consider,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “forecast,” “foresee,” “future,” “goal,” “grow,” “guidance,” “impact,” “intend,” “likely,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “seek,” “should,” “strategy,” “target,” “value,” “will,” “would” or the negative of such terms or other variations thereof and similar expressions. You should read statements that contain these words carefully because they:
•discuss future expectations;
•contain projections of future results of operations or financial condition; or
•state other “forward-looking” information.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates;
•competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees;
•changes in applicable laws or regulations;
•the outcome of any legal proceedings that may be instituted against the Company;
•the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others;
•the effects of the military conflict between Israel, Hamas and Hezbollah and the humanitarian crisis resulting therefrom;
•the effects of the Houthis disruption of Red Sea international shipping routes;
•the inability to maintain the listing of the Company’s common shares on the Nasdaq Capital Market (“Nasdaq”); and
•other risks and uncertainties indicated in IGI’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risks discussed under the “Risk Factors” section and elsewhere in this annual report on Form 20-F.
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
ii

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
iii

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Risks Relating to the Insurance and Reinsurance Industry
•If our underwriters fail to assess accurately the underwritten risks or fail to comply with internal guidelines on underwriting, our premiums may prove to be inadequate to cover the losses associated with such risks.
•The insurance and reinsurance industries are highly competitive.
•Consolidation in the insurance and reinsurance industry could adversely impact us.
•Our operating results are affected by the cyclicality of the insurance and reinsurance industry.
•If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.
•The Company and its operating subsidiaries are subject to extensive laws and regulations. Any failure to comply with existing regulations or material changes in regulations could have a material adverse effect on us.
•Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.
•Public health crises, illness, epidemics or pandemics, could adversely impact our business, operating results and financial condition.
•Potential government intervention in the insurance industry and instability in the marketplace for insurance products could hinder our flexibility and negatively affect our business opportunities.
•Claims arising from catastrophe events are unpredictable and could be severe.

•Changing climate conditions may increase the frequency and severity of catastrophe events and thereby adversely affect our business.
•Our investment portfolio and political risk underwriting exposures may be materially adversely affected by global climate change regulation and other factors.
•Emerging claim and coverage issues, such as (but not limited to) bad faith claims or disputed policy terms, could have an adverse effect on our business.
Risks Relating to Our Business and Operations
•If our loss reserves are insufficient, it will have a negative impact on our results.
•Certain countries in which we operate are a high-risk environment for investment and business activities.
•We are subject to laws relating to anti-bribery and corruption, anti-money laundering and economic sanctions.
•We rely on brokers to source our business and we may suffer if our relationships with brokers deteriorate.
•We could be materially adversely affected if agents and other producers exceed their underwriting authority or if our agents, insureds or other parties commit fraud or breach obligations owed to us.
•We may be exposed to claims for large losses related to uncorrelated events that occur at the same time.
•The availability of reinsurance and retrocessional coverage to limit our exposure to risks may be limited.
•We may be faced with a liquidity shortfall following a large loss or a series of large losses due to the settlement of claims prior to the receipt of monies due under outwards reinsurance arrangements.
•If our risk management and loss mitigation methods fail to adequately manage our exposure to losses, the losses we incur could be materially higher than our expectations.
•Many of our assets are invested in fixed maturity securities and are subject to market fluctuations and global interest rates.
•Losses on our investments may reduce our overall capital and profitability.
•If our determination of the amount of allowances and impairments taken on our investments turns out to be incorrect, this could have a material adverse effect on our results of operations and financial condition.
•A decline in the ratings of our operating subsidiaries could adversely affect our business.
•The risk associated with underwriting treaty reinsurance business could adversely affect us.
•Deterioration in the creditworthiness of, defaults by, commingling of funds by, or reputational issues related to our counterparties could adversely impact our financial condition and results of operations.
•Our operating results may be adversely affected by the failure of policyholders, brokers or others to honor their payment obligations.
•Our liquidity and counterparty risk exposures may be affected by the impairment of financial institutions.
•We are exposed to credit risk in certain areas of our operations.
•We may not be able to raise capital in the long term on favorable terms or at all.
•We are involved in legal and other proceedings from time to time, which could damage our reputation.
•Information technology systems that we use could fail or suffer a security breach, which could have a material adverse effect on us or result in the loss of sensitive information.
•Our operating results may be adversely affected by an unexpected accumulation of attritional losses.
•We are dependent on the use of third-party software, and any reduction in third-party product quality or failure to comply with our licensing requirements could have a material adverse effect on our business.
•We are exposed to fluctuations in exchange rates which may adversely affect our operating results.

•If actual renewals of our existing policies and contracts do not meet expectations, our future operating results could be materially adversely affected.
General Risk Factors
•A prolonged recession or deterioration in macroeconomic conditions could adversely affect our business.
•Changes in employment laws, taxation and compensation practice may limit our ability to attract senior employees.
•Changes in the accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.

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
The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the war in Ukraine, the hostilities among Israel, Hamas and Hezbollah, and the Houthis disruption of Red Sea international shipping routes.
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
The insurance and reinsurance industry historically has been cyclical, with significant fluctuations in premium rates and operating results due to competition, the frequency and/or severity of catastrophe events, levels of underwriting capacity in the industry, changes in legislation, case law and prevailing concepts of liability, general economic and social conditions and other factors. Insurance and reinsurance underwriting capacity is related to prevailing premium rates, the level of insured losses and the level of surplus capacity that, in turn, might fluctuate in response to changes in return on investments earned in the insurance and reinsurance industry and other factors. These cycles, as well as other factors that influence aggregate supply and demand for insurance and reinsurance products, are outside of our control.
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
The Company and its subsidiaries, branches and offices are subject to the laws and regulations of a number of jurisdictions worldwide, including the United States, Bermuda, the UK, Malaysia, Malta, Jordan, Morocco, Norway and the UAE. Existing laws and regulations, among other things, limit the amount of dividends that can be paid by our subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance subsidiaries.
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
The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which our Company operates. Our business activities are regulated by the Bermuda Monetary Authority (“BMA” or “Authority”) in our Bermuda operations, the Prudential Regulation Authority (“PRA”) and Financial Conduct Authority (“FCA”) in our UK operations, the Malta Financial Services Authority (“MFSA”) in our Malta operations, the Insurance Supervision Department, Central Bank of Jordan (“CBJ”) in our Jordanian operations, the Labuan Financial Services Authority (“Labuan FSA”) in our operations in Malaysia, the Dubai Financial Services Authority (“DFSA”) in our operations in Dubai, the Casablanca Finance City (“CFC”) for our operations in Morocco and the Financial Supervisory Authority of Norway (“Finanstilsynet”) in our operations in Norway. This supervision and regulation are generally intended to be for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to us may:
•require the maintenance of certain solvency levels;
•restrict agreements with large revenue-producing agents;
•require obtaining licenses or authorizations from regulators;
•regulate transactions, including transactions with affiliates and intra-group guarantees;
•in certain jurisdictions, restrict the payment of dividends or other distributions;
•require the disclosure of financial and other information to regulators;
•impose restrictions on the nature, quality and concentration of investments;
•regulate the admissibility of assets and capital;
•provide for involvement in the payment or adjudication of catastrophe or other claims beyond the terms of the policies; and
•establish certain minimum operational requirements or customer service standards such as the timeliness of finalized policy language or lead time for notice of non-renewal or changes in terms and conditions.
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
Our financial statements are prepared in accordance with U.S. GAAP. Accordingly, from time to time, we are required to adopt new or revised accounting or reporting standards issued by recognized authoritative bodies, including the SEC and the Financial Accounting Standards Board (FASB). The adoption of new or revised accounting standards has in the past, and may in the future impact our reported consolidated results of operations, liquidity and reported financial condition and may cause investors to perceive greater volatility in our financial results, negatively impacting their level of investor interest and investment.
For information regarding the impact of accounting pronouncements that have been issued but are not yet required to be implemented, see Note 2 to the Consolidated Financial Statements.
Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.
Political initiatives to restrict free trade and close markets, such as the UK’s decision to withdraw from the EU on January 31, 2020 (“Brexit”) and the U.S. decision to withdraw from the Trans-Pacific partnership and renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and our business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to Brexit, in June 2021 we acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU, but also subjects us to regulation in the EU. In addition, the new U.S. administration has proposed plans to implement or increase tariffs, particularly on products manufactured in China, Canada, Mexico, the UK and the European Union, that in the past have resulted in and may result in future retaliatory tariffs on U.S. goods and products, and as of April 2025 some additional tariffs have been imposed. Any escalation of trade tensions, additional tariffs, retaliatory measures by foreign governments or shifts in U.S. or international trade policies could adversely impact financial market conditions, the insurance and reinsurance industry and our business.
In addition, prolonged and severe disruptions in the overall public and private debt and equity markets, such as those experienced during the 2008 financial crisis or the COVID-19 pandemic, could result in significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector.

Global markets are also highly susceptible to other macroeconomic disruptions, such as, for example, regional military conflicts. In 2022, Russian military forces launched a military action in Ukraine. In 2023, a military conflict erupted among Israel, Hamas and Hezbollah, and the conflict has expanded to Houthis launching a number of attacks on marine vessels traversing the Red Sea and disrupting shipping routes. These and similar sustained conflicts and disruptions in the world have continued to date. The length, impact, and outcome of these ongoing military conflicts is highly unpredictable and could lead to further significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in insurance claims related to losses incurred in connection with any of the above disruptions.
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
Any significant public health crises, epidemics or pandemics, such as the COVID-19 pandemic, could lead to significant volatility, uncertainty and disruption in the global economy. Turbulence in the financial markets, including due to public health crises, epidemics or pandemics, may limit our ability to access the credit or equity markets. Moreover, public health crises, epidemics or pandemics could also cause other adverse economic effects, such as changes in interest rates, reduced liquidity and/or otherwise contribute to a continued slowdown in global economic conditions. Extreme market volatility caused by public health crises, epidemics or pandemics may leave us unable to react to market events in a timely manner and consistently with our historical practices in dealing with more orderly markets. As a result of public health crises, we may also face increased costs associated with claims under our policies, an increased number of customers experiencing difficulty paying premiums or policies being designated as “no lapse” for periods of time. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our policies, the ability of clients, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance.
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
The Group holds a 32.7% equity ownership interest in four companies located in Beirut and registered in Lebanon, with the Group’s investment amounting to $2.0 million as of December 31, 2024. These companies are engaged in the leasing of commercial buildings which are in the nature of investment property. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited amount of information available under prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since most property owners only accept payments in U.S. Dollar and not in local Lebanese currency, demand for commercial buildings has dropped considerably.

Accordingly, prices found on the market as of December 31, 2024, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.
Legislation enacted in Bermuda as to economic substance may affect our operations.
Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda and its related regulations (together, the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in a jurisdiction outside Bermuda which is not designated by the European Union as a non-cooperative jurisdiction for tax purposes (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The “relevant activities” under the ES Act include carrying on any one or more of the following activities: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entity.

The ES Act requires in-scope Bermuda entities which are engaged in a “relevant activity” under the ES Act and earn gross revenue from such relevant activity during a given relevant financial period to comply with economic substance requirements for that relevant financial period and file an economic substance declaration form with the Registrar of Companies of Bermuda (the “Registrar”) within six months of their financial year end, demonstrating such compliance. An entity which is in-scope of the ES Act and carries on a relevant activity during a given relevant financial period but does not earn gross revenue from such relevant activity is not required to comply with economic substance requirements in respect of such relevant financial period but will be required to file a ‘nil’ economic substance declaration with the Registrar no later than six months after the last day of its financial year end. The Registrar will have regard to the information provided in the declaration form in making his assessment of the entity’s compliance with the economic substance requirements under the ES Act.

The requirements under the ES Act include requirements to be managed and directed in Bermuda, have an adequate level of suitably qualified employees in Bermuda, incur an adequate level of operating expenditure in Bermuda, maintain an adequate physical presence in Bermuda and perform core income-generating activities related to the relevant activity being carried on to be undertaken in Bermuda. Entities which carry on the relevant activity of ‘holding entity’ are subject to less onerous economic substance requirements. These requirements include (i) compliance with the applicable corporate governance requirements of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), including keeping of records of account, books and papers and financial statements and filing an economic substance declaration, (ii) having adequate people for holding and managing its equity participations in Bermuda, and (iii) having adequate premises in Bermuda (the “Minimum Requirements”).

The ES Act could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations. For purposes of the ES Act, we believe that the Company is in scope of the relevant activity of ‘holding entity’. As such, and as long as it does not carry on any other “relevant activity”, we would not expect to be required to take additional actions beyond the Minimum Requirements where IGI has earned gross revenue in respect of its relevant activity of ‘holding entity’ for a given relevant financial period. With respect to International General Insurance Co. Ltd. (“IGI Bermuda”), for the purposes of the ES Act, we believe IGI Bermuda is carrying on the relevant activity of “insurance”. IGI Bermuda’s compliance with its regulatory requirements under the Insurance Act 1978 of Bermuda, as amended (the “Insurance Act”) and the Companies Act will assist in evidencing its compliance with the economic substance requirements under the ES Act, but may not be conclusive. From time to time we engage in dialogue, communication and written correspondence with the Registrar regarding our compliance with economic substance requirements. The Registrar may from time to time require further information or request documentation from us regarding our compliance with economic substance requirements, may require us to enhance our infrastructure in Bermuda or remediate asserted non-compliance and may impose civil penalties if we are not in compliance with applicable regulations. IGI Bermuda may need to continue to enhance its infrastructure in Bermuda for the purpose of satisfying economic substance requirements under the ES Act and this may result in, among other things, some additional operational cost.
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

Government regulators are generally concerned with the protection of policyholders to the exclusion of other constituencies, including shareholders of insurers. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, such proposals could adversely affect our business by, among other things:
•providing insurance and reinsurance capacity in markets and to consumers that we target;
•requiring our participation in industry pools and guaranty associations;
•expanding the scope of coverage under existing policies (for example, following large disasters);
•further regulating the terms of insurance and reinsurance policies;
•mandating that insurers provide coverage for areas such as terrorism, where insurance might otherwise be difficult to obtain; or
•disproportionately benefiting the companies of one country over those of another.
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
Following the UK’s departure from the EU in 2020, the UK government launched a review of Solvency II. The phased implementation of changes to the Solvency II regime in the UK was completed on December 31, 2024. While the UK Solvency II regime does not materially deviate from the EU Solvency II regime, the UK’s Solvency II regime addresses the specific needs of the UK market and enhances the competitiveness of the UK insurance market.
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

Claims arising from catastrophe events are unpredictable and could be severe.
Our operations expose us to claims arising out of unpredictable natural and other catastrophe events, such as hurricanes, windstorms, hailstorms, tornadoes, tsunamis, severe winter weather, earthquakes, floods, fires, explosions, global pandemics, political unrest, drilling, mining and other industrial accidents, cyber events and terrorism. In addition to the nature of the property business, economic and geographic trends affecting insured property, including inflation, property value appreciation and geographic concentration, tend to generally increase the size of losses from catastrophe events over time.
Actual losses from catastrophe events may vary materially from estimates due to the inherent uncertainties in making such determinations resulting from several factors, including potential inaccuracies and inadequacies in the data provided by clients, brokers and ceding companies, the modeling techniques and the application of such techniques, the contingent nature of business interruption exposures, the effects of any resultant demand surge on claims activity and attendant coverage issues.
The incidence and severity of catastrophes are inherently unpredictable and our losses from such catastrophes could be substantial. The extent of losses from such catastrophes is a function of the number, the frequency and severity of events, the total amount of insured exposure in the areas affected, the effectiveness of our catastrophe risk management program, and the adequacy of our reinsurance coverage. Increases in the value and concentrations of insured property and demographic changes more broadly, the effects of inflation and changes in weather patterns may increase the frequency or severity of claims from catastrophe events in the future. We may from time to time issue preliminary estimates of the impact of catastrophe events that, because of uncertainties in estimating certain losses, need to be updated as more information becomes available.
Our most significant catastrophe exposures are set forth below:
Natural catastrophes. The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes, including but not limited to the impact of global warming. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017. Significant natural catastrophes affecting IGI in the recent past have included Hurricane Maria, Hurricane Irma and the September 2017 earthquake in Mexico. Our most significant claims relating to natural catastrophes, net of reinsurance, during the recent past have included claims relating to Hurricane Ian and Australia floods in 2022 and the Turkey earthquake and Cyclone Gabrielle in 2023. In 2024, the Taiwan earthquake and the UAE and Oman floods resulted in gross and net reported claims of $11.5 million. The possible effects of natural catastrophes could be compounded by climate change, severe weather, floods and drought, as well as adverse agricultural yields.
Man-made disasters. Complex technology intersecting with increased population density, infrastructure and higher rates of utilization of natural resources increase the likelihood and the magnitude of catastrophe man-made events caused by accident or negligence. Man-made disasters, as well as disasters that pose significant risk to the environment, bear particularly high potential for losses. Due to the uncertainty of the occurrence of, and loss from, man-made disasters, unexpected large losses could have a material adverse effect on our financial condition, results of operations and cash flow. Man-made disasters such as oil spills from offshore drilling could give rise not only to claims due to the damage caused by such events but also claims arising from governmental sanctions and civil litigation.
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

Cyber. Within our insurance portfolio we have limited exposure to cyber as a specific peril. Typically, we require market standard cyber exclusion clauses to be applied. We seek wherever possible to exclude losses resulting from cyber related events. Notwithstanding this, we do have a degree of potential exposure to losses arising following cyber-attacks (physical damage) where cover has been explicitly written back into policies (such as for Upstream Energy) and some exposure to ‘silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies (such as D&O and financial institutions). In 2024, we actively participated in five cyber-related reinsurance treaties. These risks are written on a net basis and within a specifically defined risk appetite and capital tolerance. All five risks have either Event Limits or Loss Ratio Caps that enable us to quantify our worst-case downside risk.
Military conflicts. In 2022, Russian military forces launched a military action in Ukraine. The sustained conflict and disruption in the region have continued to date and could extend beyond Ukraine and Russia. In 2023/2024, a military conflict erupted among Israel, Hamas and Hezbollah and the conflict has expanded to Houthis launching a number of attacks on marine vessels traversing the Red Sea and disrupting shipping routes. These conflicts have resulted in significant volatility in commodity prices and the supply of energy and other resources, supply chain interruptions, political and social instability, trade disputes or trade barriers, any of which could adversely affect the number and amount of insurance claims related to losses incurred in connection with any of the above disruptions.
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
In general, while we hold capital to cover catastrophes and use geographic and line of business diversification and reinsurance to manage our exposure to risks, these measures may not be sufficient were we to face significant claims in excess of expected losses. Claims from catastrophe events could reduce our earnings and cause substantial volatility in our results of operations for any given period. A catastrophe event or multiple catastrophe events could also adversely affect our financial condition and our capital position. To meet our obligations with respect to claims from catastrophe events, we may be forced to liquidate some of our investments rapidly, which may involve selling a portion of our investments into a depressed market, which would decrease our returns from investments and could strain our capital position. Our ability to write new insurance policies could also be impacted as a result of corresponding reductions in our capital. Any of these occurrences could have a material adverse effect on our results of operations and our financial condition.
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
Due to the foregoing, it is possible that a catastrophe event or multiple catastrophe events could produce significant losses and have a material adverse effect on our business, results of operations and financial condition.
Changing climate conditions may increase the frequency and severity of catastrophe events and thereby adversely affect our business, financial condition and results of operations.
Over the past several years, changing weather patterns and climatic conditions, such as global warming, appear to have contributed to the unpredictability, frequency and severity of natural disasters and created additional uncertainty as to future trends and exposures. Although the loss experience of catastrophe insurers and reinsurers has historically been characterized as low frequency, climate change increases the frequency and severity of extreme weather events, such as hurricanes, tornadoes, windstorms, floods and other natural disasters. Many sectors to which we provide insurance and reinsurance coverage might be affected by climate change. The increased frequency and severity of extreme weather events could make it more difficult for us to predict and model catastrophe events, reducing our ability to accurately price our exposure to such events and mitigate our risks.
The effects of global warming and climate change cannot be predicted and may aggravate potential loss scenarios, risk modelling and financial performance. Increasing global average temperatures may continue in the future and could impact our business in the long-term. Claims for catastrophe events, or an unusual frequency of smaller losses in a particular period, could expose us to large losses, cause substantial volatility in our results of operations and could have a material adverse effect on our ability to write new business. Furthermore, climate change could lead to severe weather events spreading to parts of the world that have not previously experienced extreme weather conditions. Any of these occurrences may decrease the accuracy of our underwriting models and may result in us mispricing risk when writing our policies.
If climate change results in an increase in the frequency and severity of weather-related catastrophes, we may experience additional catastrophe-related losses or disruptions, which may be material. Additionally, we cannot predict how legal, regulatory and/or social responses to concerns around global climate change may impact our business. Although we attempt to manage our exposure to such events through the use of underwriting controls, risk models, and the purchase of third-party reinsurance, catastrophe events are inherently unpredictable and the actual nature of such events when they occur could be more frequent or severe than contemplated in our pricing and risk management expectations. As a result, the occurrence of one or more catastrophe events could have an adverse effect on our results of operations and financial condition.
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
In addition, the 2024 UN Climate Change Conference (COP29) was held in Baku and sought to accelerate action towards the goals of the Paris Agreement. The COP29 agreement, although not legally binding, includes pledges to move away from fossil fuels in power systems and scale up renewable energy development, among other things.
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
•judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;
•plaintiffs targeting insurers, including us, in purported class action litigation relating to claims-handling and other practices;
•social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;
•medical developments that link health issues to particular causes, resulting in liability claims;
•claims relating to unanticipated consequences of current or new technologies, including cyber-security related risks;
•claims relating to potentially changing climate conditions; and
•increased claims due to third-party funding of litigation.
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
Economic conditions in the Middle East region affect us given that approximately 10% and 9% of our GWP generated in 2024 and 2023, respectively, originated from risks in this region. In addition, a significant portion of our investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operation Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, such as Syria and Yemen, and most recently armed conflict among Israel, Hamas and Hezbollah and the Houthis disruption of Red Sea international shipping routes. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. The bulk of our underwriting operations are based in London, with back and middle-office underwriting operations centralized in Jordan. Jordan has proven politically and socially stable to date, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to our operations, we have the capacity to service our operations in Jordan from our London and Dubai offices should the situation change.
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
To recognize liabilities for outstanding claims, both known or unknown, insurers establish reserves, which is a balance sheet account entry representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to net reserves for unpaid loss and loss adjustment expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are susceptible to change. For example:
•At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.
•It may not be clear whether the circumstances of a loss are covered.

•If a legal decision is required to resolve coverage this may take many years.
•The actions the insured takes to remediate the loss may affect the eventual loss amount (favorably or unfavorably).
•The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken may not be known for some time and may be subject to change.
•It may be many years before the occurrence of a loss becomes known.
•Where claims take a long time to settle, new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.
When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:
•losses incurred but not reported to the insurer (“pure IBNR”);
•potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and
•the estimated expenses of settling claims, including both:
•Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and
•Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function).
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
We recognize the US, the EU, the UK and the UN sanctions authorities (including, but not limited to, the Office of Foreign Assets Control (“OFAC”) and UK’s HM Treasury) as our primary sanction authorities, insofar as the sanctions relate to any business being considered by us. Over the past 5 years, we received de minimis revenues relating to risks in Sudan, Cuba and Iran. Our business in these countries has been compliant with the applicable sanction programs. While we have complied fully with all applicable sanctions laws and regulations and have policies and procedures in place designed to ensure that we do not insure any activity that breaches applicable international sanctions, there remains the risk of an inadvertent breach which may result in lengthy and costly investigations followed by the imposition of fines or other penalties, any of which might have a material adverse effect on our financial condition and results of operations. Our business has been affected by the imposition of sanctions in regions that previously were important markets for us. To the extent that sanctions are imposed on any of our key markets, our business will be negatively impacted.
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
We are subject to various anti-bribery and corruption and anti-money laundering laws, regulations and rules, the violation of which could adversely affect our operations.
Our activities are subject to applicable money laundering regulations and anti-bribery and corruption laws in the jurisdictions where we operate, including Bermuda, the United States, the UK and the EU, among others. For example, we are subject to the Bribery Act 2016 of Bermuda, the U.S. Foreign Corrupt Practices Act of 1977, and the UK Bribery Act 2010, which, among other matters, generally prohibit corrupt payments or unreasonable gifts to foreign governments or officials. We do business, and may continue to do business in the future, in countries and regions where governmental corruption has been known to exist, and where we may face, directly or indirectly, corrupt demands by officials, or the risk of unauthorized payments or offers of payments by one of our employees, consultants, sponsors or agents. Although we have in place systems and controls designed to comply with applicable laws and regulations (including continuing education and training programs), there is a risk that those systems and controls will not always be effective to achieve full compliance, as those laws and regulations are interpreted by the relevant authorities. Failure to accurately interpret or comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could subject us to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could damage our business or reputation. Such damage could have a material adverse effect on our financial condition and results of operations.
We rely on brokers to source our business and our business may suffer should our relationship with brokers deteriorate.
We market our insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. Our top 5 international brokers produced 64% of the gross written premiums of our underwriting operations for the year ended December 31, 2024 and 63% for the year ended December 31, 2023. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. Due to the concentration of our brokers, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.
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

We have a strong delegated authority risk management process established by the board of directors and directly managed via quarterly meetings of its delegated authority committee which is attended by certain of our executive directors. In particular, we carry out detailed due diligence on all new agents with regular reviews upon renewal, put in place strong contracts, conduct regular audits and monitor monthly reports from agents. All agents are required to carry errors and omissions insurance which would respond in the event that these agents breach their delegated authority. However, there can be no assurance that the safeguards we implemented will be sufficient to fully protect us from losses resulting from violations of our policies and procedures.
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
Our reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across our underwriting portfolio, in return for which we cede to third-party reinsurers a certain percentage of our GWP in any given year. That percentage was 30% for the year ended December 31, 2024 and 28% for the year ended December 31, 2023. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.
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

Many of our methods of managing risk and exposures are based upon observed historical market behavior and statistic-based historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. These uncertainties can include, but are not limited to, the following:
•The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);
•The models may not accurately reflect the true frequency of events;
•The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;
•The models may not accurately represent loss potential to reinsurance contract coverage limits, terms and conditions; and
•The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.
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
We also seek to manage our loss exposure through loss limitation provisions in the policies we issue to customers, such as limitations on the amount of losses that can be claimed under a policy, limitations or exclusions from coverage and provisions relating to choice of forum. These contractual provisions may not be enforceable in the manner that we expect or disputes relating to coverage may not be resolved in our favor. If the loss limitation provisions in our policies are not enforceable or disputes arise concerning the application of such provisions, the losses we might incur from a catastrophe event could be materially higher than our expectations and our financial condition and results of operations could be adversely affected.
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
No assurances can be made that these loss limitation methods will be effective and mitigate our loss exposure. One or more catastrophe events, other loss events, or severe economic events could result in claims that substantially exceed our expectations, or the protections set forth in our policies could be voided, which, in either case, could have a material adverse effect on our financial condition or results of operations, possibly to the extent of reducing or eliminating shareholders’ equity.

A significant amount of our assets are invested in fixed maturity securities and are subject to market fluctuations.
Our investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2024, our investment in fixed maturity securities was approximately $1,004.1 million, or 78% of our total investment and cash portfolio, including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of corporate securities (97.5%) and government securities (2.5%).
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
In addition, the new U.S. administration has proposed plans to implement or increase tariffs, particularly on products manufactured in China, Canada, Mexico, the UK and the European Union as discussed above, and as of April 2025 some additional tariffs have been imposed. Any escalation of trade tensions, additional tariffs, retaliatory measures by foreign governments or shifts in U.S. or international trade policies could adversely impact and have inflationary pressure on financial market conditions.
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
Market volatility, changes in interest rates, changes in credit spreads and defaults, a lack of pricing transparency, market illiquidity, declines in equity prices, foreign currency movements, and changes in policy from the new U.S. administration, alone or in combination, could have a material adverse effect on our results of operations and financial condition through realized losses, impairments or changes in unrealized positions. Although we attempt to protect our investment portfolio against the foregoing risks, we cannot ensure that such measures will be effective. In addition, a decrease in the value of our investments may result in a reduction in overall capital, which may have a material adverse effect on our results of operations and our financial condition.
Our results of operations, liabilities and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.
As a global insurance and reinsurance holding company, we are affected by the monetary policies of the Bank of England, the European Central Bank, the Board of Governors of the U.S. Federal System and other central banks around the world. Since the financial crisis of 2007 and 2008, these central banks have taken a number of actions to spur economic activity, such as keeping target interest rates low and supporting the prices of financial assets through “quantitative easing”. Unconventional monetary policy from the major central banks, and reversal of such policies, and moderate global economic growth remain key uncertainties for markets and our business.
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
We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the recoverable reinsurance that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2024, the amount owed to us from our reinsurers for paid claims was approximately $12.0 million and the portion of our case reserves due from reinsurers was approximately $113.3 million. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business.
Our operating subsidiaries are rated and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease.
Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. We currently hold financial strength ratings assigned by third-party rating agencies which assess and rate the claims paying ability and financial strength of insurers and reinsurers. The ratings of our operating subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of A.M. Best Inc. (“A.M. Best”) or S&P Global Ratings (“S&P”). We currently hold a stable outlook rating of “A (Excellent)” from A.M. Best and a stable outlook rating of “A-” from S&P.
If the ratings of our operating subsidiaries are reduced from their current levels by A.M. Best or S&P, our competitive position in the insurance industry might suffer and it might be more difficult for us to market our products, expand our insurance and reinsurance portfolio and renew our existing insurance and reinsurance policies and agreements. A downgrade may also require us to establish trusts or post letters of credit for ceding company clients and could trigger provisions allowing some clients to terminate their insurance and reinsurance contracts with us. Some contracts also provide for the return of the premium for the unexpired periods to the ceding client in the event of a rating downgrade. It is increasingly common for our reinsurance contracts to contain such terms. A significant downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher claims-paying and financial strength ratings and therefore could have a material adverse effect on our results of operations and financial condition.
A.M. Best and S&P periodically review our ratings and may revise them downward or revoke them at their sole discretion based primarily on their analysis of our balance sheet strength (including capital adequacy and claims and claim adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such an analysis include but are not limited to:
•if we change our business practices from our organizational business plan in a manner that no longer supports our ratings;
•if unfavorable financial, regulatory or market trends affect us, including excess market capacity;
•if our losses exceed our loss reserves;
•if we have unresolved issues with government regulators;
•if we are unable to retain our senior management or other key personnel;
•if a rating agency has concerns with the quality of our risk management;
•if our investment portfolio incurs significant losses; or
•if the rating agencies alter their capital adequacy assessment methodology in a manner that would adversely affect our ratings.
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
We could be adversely affected by the loss of one or more key employees or by an inability to attract and retain qualified personnel, which could negatively affect our financial condition, results of operations, or ability to execute our strategic business plan.
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
As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we may require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit. During 2024, no third parties were required to post collateral for our benefit.
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
In addition, brokers generally are entitled to commingle payments made by, or owing to, us, with their other client monies. These commingled funds owing to us could then be claimed by other creditors or otherwise disposed of, which could prevent us from recovering the amount due. However, the majority of insurance policies have Premium Payment Warranties that enable us to cancel coverage in case of non-payment of premiums. Of the brokers with whom we transact business, as of December 31, 2024, 78.5% were located in the UK, 7.4% were located elsewhere in Europe, 12.9% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 1.3% were located in North, South and Central America and Australasia.
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
Each of our regulated underwriting entities is required to meet stipulated regulatory capital requirements. These include capital requirements imposed by the PRA, the MFSA and the BMA.
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
To the extent that cash flows generated by our operations are insufficient to fund future operating requirements, or that our capital position is adversely impacted by a decline in the fair value of our investment portfolio, losses from catastrophe events or otherwise, we may need to raise additional funds through financings or curtail our growth. Any further equity or debt financings, or capacity needed for letters of credit, if available at all, may be on terms that are unfavorable to us. Our ability to raise such capital successfully would depend upon the facts and circumstances at the time, including our financial position and operating results, market conditions, and applicable legal issues. If we are unable to obtain adequate capital when needed, our business, results of operations and financial condition would be adversely affected. We also may be required to liquidate fixed maturity securities or equity securities, which may result in realized investment losses.
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

Our future capital requirements depend on many factors, including our ability to write new business successfully, deploy capital into more profitable business lines, identify acquisition opportunities, manage investments and preserve capital in volatile markets, and establish premium rates and reserves at levels sufficient to cover losses. Our operations are subject to significant volatility in capital due to our exposure to potentially significant catastrophe events. We monitor our capital adequacy on an ongoing basis. To the extent our funds are insufficient to fund future operating requirements or cover claims losses, we may need to raise additional funds through corporate finance transactions or curtail our growth and reduce our liabilities. Any such financing, if available at all, may be on terms that are not favorable to us. Our ability to raise such capital successfully would depend upon the facts and circumstances at the time, including our financial position and operating results, market conditions and applicable regulatory filings and legal issues. If we cannot obtain adequate capital on favorable terms, or obtain it at all, our business, financial condition and operating results could be adversely affected.
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
Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks and the cloud. Our technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our insureds’ or reinsureds’ confidential, proprietary and other information, or otherwise disrupt our or our insureds’, reinsureds’ or other third-parties’ business operations, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure and the loss of customers. Although to date we have not experienced any losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not suffer such losses in the future. While we make efforts to maintain the security and integrity of our information technology networks and related systems, and have implemented various measures and an incident response protocol to manage the risk of, or respond to, a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Our risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats and the outsourcing of some of our business operations. As a result, cyber-security and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.
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
We are a holding company and do not directly own any operating assets other than our ownership of interests in International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre, which became a subsidiary of the Company as a result of the Business Combination (as defined herein) (“IGI Dubai”). We depend on IGI Dubai for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, IGI Dubai may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.
Additionally, the ability of our primary operating subsidiary, IGI Bermuda, to pay dividends and/or make distributions from contributed surplus may be constrained by certain regulatory or other constraints. Under the Insurance Act, and related rules and regulations, IGI Bermuda, as a Class 3B insurer, is required to comply with certain minimum capital, liquidity and solvency requirements and is prohibited from declaring or paying a dividend if it is in breach of those requirements or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. Further, a Class 3B insurer is prohibited from declaring or paying in any financial year dividends, of more than 25% of its total statutory capital and surplus, as shown on its previous financial year statutory balance sheet, unless at least seven days before payment of those dividends it files an affidavit with the BMA signed by at least two directors and by its principal representative in Bermuda, which states in the opinion of those signing, the declaration of those dividends will not cause the insurer to fail to meet its required solvency margin and minimum liquidity ratio. Further, with respect to the distribution of any contributed surplus (and/or any other reduction of statutory capital), a Class 3B insurer must also submit an affidavit and obtain the BMA’s prior approval before reducing its total statutory capital as shown in its previous year statutory balance sheet by 15% or more.
In addition, the BMA has recently made a determination to act as group supervisor of IGI. As IGI is subject to group supervision by the BMA, it is prohibited from declaring or paying a dividend to its shareholders if it is in breach of its Group Enhanced Capital Requirement or the declaration or payment of a dividend would cause such a breach.
These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to those under the Companies Act which apply to all Bermuda companies. Under the Companies Act, a Bermuda company may not declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.
We are subject to numerous rules and regulations of the SEC and Nasdaq by virtue of being a publicly reporting company in the U.S.
Since March 2020, IGI has been subject to numerous rules, regulations, corporate governance requirements and other reporting obligations in the U.S. by virtue of being a publicly reporting company listed on Nasdaq in the U.S. These include numerous rules, regulations and requirements adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, as amended (the “Sarbanes-Oxley Act”) and rules and regulations adopted by Nasdaq. The significant regulatory oversight and reporting obligations imposed on public companies require substantial attention from our senior management and from time to time could divert attention away from the day-to-day management of our businesses, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, corporate governance obligations, including with respect to the development and implementation of appropriate corporate governance policies, and concurrent service on the board of directors and possibly multiple board committees, impose additional burdens on our non-executive directors.
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
Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:
•our existing shareholders’ proportionate ownership interest in the Company will decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding common share may be diminished; and
•the market price of our common shares may decline.
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
We are an exempted company incorporated in Bermuda and, as a result, the rights of the holders of our common shares are governed by Bermuda law, our memorandum of association and our Amended and Restated Bye-laws. We conduct our operations through subsidiaries which are located outside the U.S. All of our current assets are located outside the U.S., and substantially all of our business is conducted outside the U.S. All of our officers and a majority of our directors reside outside the U.S. and a substantial portion of the assets of those persons are located outside of the U.S. As a result, it could be difficult or highly challenging for you to effect service of process on these individuals in the U.S. in the event that you believe that your rights have been infringed under applicable securities laws or otherwise or to enforce in the U.S. judgments obtained in U.S. courts against the Company or those persons based on civil liability provisions of the U.S.

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
Shareholders of Bermuda exempted companies such as the Company also have no general rights under Bermuda law to inspect corporate records and accounts other than rights to review the Company’s memorandum of association and Amended and Restated Bye-laws, financial statements, minutes of the shareholder meetings, the shareholder register, and the register of directors and officers. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
Our Amended and Restated Bye-laws provide that the Supreme Court of Bermuda will be, to the fullest extent permitted by law, the exclusive forum for any dispute that arises concerning the Companies Act or out of or in connection with our Amended and Restated Bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or the Amended and Restated Bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of the Company).
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
U.S. persons who own our common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
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
Nasdaq may delist our common shares, which could limit investors’ ability to engage in transactions in our common shares and subject us to additional trading restrictions.
In order to list common shares, we were required to meet the Nasdaq initial listing requirements, including the requirement to have at least 300 round lot holders of our common shares, at least 50% of which must hold at least $2,500 of securities. Although we were able to meet those initial listing requirements, we may be unable to maintain the listing of our common shares or comply with Nasdaq’s continued listing requirements in the future.
If Nasdaq subsequently delists our common shares, we could face significant material adverse consequences, including:
•a limited availability of market quotations for our common shares;
•significantly reduced liquidity in the market for our common shares, which would make it more difficult for our shareholders to buy or sell our common shares, particularly in lesser volumes;
•a limited amount of news and analyst coverage for the Company; and
•a decreased ability to issue additional securities or obtain additional financing in the future or utilize common shares as consideration in potential future acquisitions or joint ventures.
In addition, the permission of the BMA is required, under the provisions of the Exchange Control Act 1972 of Bermuda (the “Exchange Control Act”), for all issuances and transfers of 10% or more of the “Equity Securities” of a Bermuda company (which would include our common shares) to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report. If our common shares are delisted from Nasdaq and not otherwise listed on an Appointed Stock Exchange, the issue and transfer of our equity securities (which would include our common shares) would be subject to the prior approval of the BMA, unless the BMA has granted a general permission in respect of any such issue or transfer.
Provisions in our memorandum of association and our Amended and Restated Bye-laws may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our securities and could entrench management.
Our Amended and Restated Bye-laws contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests. Among other provisions, the staggered board of directors and Wasef Jabsheh’s director appointment rights may make it more difficult for our shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. For so long as Wasef Jabsheh, together with his family and/or affiliates, own at least 10% of our issued and outstanding common shares and provided Wasef Jabsheh is a shareholder, Wasef Jabsheh will be entitled to appoint two directors to our board of directors. For so long as Wasef Jabsheh, together with his family and/or affiliates, own at least 5% of our issued and outstanding common shares and provided Wasef Jabsheh is a shareholder, Wasef Jabsheh will be entitled to appoint one director to our board of directors. Other anti-takeover provisions in our Amended and Restated Bye-laws include the ability of our board of directors to issue preference shares with preferences and voting rights determined by the board of directors without shareholder approval, the indemnification of our officers and directors, the requirement that certain directors may only be removed from our board of directors for cause, the provision that shareholders may take specified action by written consent only if such action is by unanimous written consent, the requirement for the affirmative vote of not less than 66% of the directors then in office and holders of at least 66% of the voting shares to amend specified provisions in our Amended and Restated Bye-laws and the requirement that a business combination with a 15% shareholder must be approved by our board of directors (including the affirmative vote of each Jabsheh Director (as defined in Item 7. Major Shareholder and Related Party Transactions — B. Related Party Transactions — Transactions Related to the Business Combination — Amended & Restated Bye-laws) in the event that such business combination constitutes a ‘Specified Matter’ (as such term is defined in the Amended and Restated Bye-laws) and authorized at a special or general meeting by the affirmative vote of at least 66 2/3% of the voting shares owned by non-interested shareholders. These provisions could also make it difficult for our shareholders to take certain actions and limit the price investors might be willing to pay for our securities.
As a “foreign private issuer” under the rules and regulations of the SEC, we file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.
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
We are an “emerging growth company” as defined in the JOBS Act and we intend to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including:
•not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•reduced disclosure obligations regarding executive compensation in periodic reports and registration statements; and
•not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for common shares and our share price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing (as defined herein) (i.e. 2025), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. After we no longer qualify as an emerging growth company, if we are not an accelerated filer (which requires a market capitalization of at least $75 million) or a large accelerated filer (which requires a market capitalization of at least $700 million) we would continue to be exempt from the auditor attestation requirement for the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.
Former IGI Dubai shareholders will continue to exert significant influence over the Company as a result of their shareholdings, and their interests may not be aligned with those of the other shareholders.
As of December 31, 2024, former IGI Dubai shareholders beneficially owned more than 53% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:
•the appointment and removal of directors;
•a change of control in the Company, which could deprive shareholders of an opportunity to earn a premium for the sale of their shares over the then prevailing market price;
•substantial mergers or other business combinations;
•the acquisition or disposal of substantial assets;
•the alteration of our share capital;
•amendments to our organizational documents; and
•the winding up of the Company.
Furthermore, as of December 31, 2024, Wasef Jabsheh, who was IGI Dubai’s Founder, Chief Executive Officer and Vice Chairman and is currently our Executive Chairman, was our largest single shareholder and beneficially owned approximately 32.1% of our issued and outstanding common shares. Another former IGI Dubai shareholder, Oman International Development & Investment Company SAOG (“Ominvest”), beneficially owned approximately 21.2% of our issued and outstanding common shares as of December 31, 2024. Beneficial ownership is calculated in accordance with the rules and regulations of the SEC. Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis the Company and minority shareholders, the former IGI Dubai shareholders may make decisions in respect of the business that do not serve the interests of the Company or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.
The grant and future exercise of registration rights may adversely affect the market price of our common shares.
Pursuant to the registration rights agreement among Tiberius (as defined herein), the Sponsor (as defined herein) and officers and directors of Tiberius, that was assumed by the Company in connection with the Business Combination, and the registration rights agreement among the Company, the Sponsor in its capacity as the Purchaser Representative, and certain former shareholders of IGI Dubai entered into at the closing of the Business Combination, we were required to file a resale registration statement shortly after Closing which registered for resale our common shares held by the Sponsor, the former officers and directors of Tiberius and former shareholders of IGI Dubai. In addition, the Sponsor, the former officers and directors of Tiberius and certain former shareholders of IGI Dubai can demand that the Company register their registrable securities under certain circumstances and also have piggyback registration rights for their securities in connection with certain registrations of securities that we undertake. We were also required to file and maintain an effective registration statement under the Securities Act covering securities issued at Closing to investors pursuant to forward purchase contracts and securities issued at Closing to the PIPE Investors. The Company has an effective registration statement on Form F-3 filed with the SEC, which satisfies these requirements. Please see “Major Shareholders and Related Party Transactions—B. Related Party Transactions” for further information.
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
As of December 31, 2024, Wasef Jabsheh and Ominvest beneficially owned approximately 32.1% and 21.2% of our common shares, respectively. All of these shares and all of our common shares received by the former IGI Dubai shareholders in the Business Combination have been registered for resale on a registration statement on Form F-3 and are available for resale in the public market. Sales of a significant number of our common shares in the public market, or the perception that such sales could occur, could reduce the market price of our common shares.
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
We may seek to raise financing to fund future acquisitions and other growth opportunities. We may, for these and other purposes, such as in connection with share incentive plans, issue additional equity or convertible equity securities that could dilute current shareholders’ ownership in the Company and may include terms that give new investors rights that are superior to current shareholders. Any issuances by us of equity securities may be at or below the prevailing market price of our common shares and in any event may have a dilutive impact on current shareholders' ownership interest, which could cause the market price of our common shares to decline.
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

The PRA’s general expectations regarding insurer’s dividend payments are set out in Supervisory Statement 4/18 which states that "When assessing potential dividend payments, the PRA expects insurers to be able to demonstrate that any planned dividend payments are appropriate in relation to actual and projected business performance, as well as the current and future capital position of the insurer, taking account of its documented risk appetite."
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
In May 2022, the Company’s board of directors determined that going forward the board intended to declare a $0.01 per share dividend on a quarterly basis (increased to $0.025 per share in May 2024). However, any decision by the Company’s board of directors to declare dividends will be made based on an evaluation and review of the Company’s latest results and the Company’s analysis of its pending claims, market conditions, and advice from the Company’s regulators, among other factors. In addition, as a Bermuda exempted company, the Company must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. Under the Companies Act, the Company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.
Under the Group Rules, the Company is also prohibited from declaring or paying a dividend if it is in breach of its Group Enhanced Capital Requirement or the declaration or payment of a dividend would cause such a breach.

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
International financial market disruptions such as the ones experienced in the last global financial crisis in 2008, as well as the economic effects caused by the COVID-19 pandemic, the war in Ukraine, the Israel-Hamas-Hezbollah conflict and the Houthis disruption of Red Sea international shipping routes along with the possibility of a prolonged recession, may potentially affect various aspects of our business, including the demand for and claims made under our products, counterparty credit risk, the ability of our customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may also adversely affect our share price. Depending on future market conditions, we could incur substantial realized and unrealized losses in future periods, which may have an adverse impact on our results of operations, financial condition, credit ratings, insurance subsidiaries’ capital levels and our ability to access capital markets.
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
The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common shares and, as a result, there may be significant volatility in the market price of our common shares. If we are unable to operate profitably as investors expect, the market price of our common shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common shares and increase fluctuations in our earnings. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage, the risk of potential legal proceedings or government investigations, the possible effects of war, terrorism and other hostilities (such as the war in Ukraine or the Israel-Hamas-Hezbollah conflict), the effects of global pandemics such as the COVID-19 pandemic, adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the insurance industry.
A market for our common shares may not be sustained, which would adversely affect the liquidity and price of our common shares.
Although our common shares are listed on Nasdaq, there can be no assurances that an active trading market for our common shares will be sustained. In addition, the price of our common shares could fluctuate significantly for various reasons, many of which are outside our control, such as large purchases or sales of the common shares, legislative changes and general economic, political or regulatory conditions. The release of our financial results may also cause our share price to vary. If an active market for our common shares does not develop, it may be difficult for you to sell our common shares you own or purchase without depressing the market price for the shares or to sell the shares at all. The existence of an active trading market for our common shares will depend to a significant extent on our ability to continue to meet the Nasdaq listing requirements, which we may be unable to accomplish.
The price of our common shares may be volatile.
The price of our common shares may fluctuate due to a variety of factors, including:
•actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in the insurance and reinsurance industry;
•mergers and strategic alliances in the insurance and reinsurance industry;
•market prices and conditions in the insurance and reinsurance industry;
•changes in government regulation applicable us and our subsidiaries and the industry in which we operate;
•potential or actual military conflicts, acts of terrorism or the effects of global pandemics such as the novel coronavirus;
•the failure of securities analysts to publish research about the Company, or shortfalls in our operating results compared to levels forecast by securities analysts;
•announcements concerning us or our competitors; and
•the general state of the securities markets.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
General
International General Insurance Holdings Ltd. was incorporated on October 28, 2019 under the laws of Bermuda as an exempted company solely for the purpose of effectuating the Business Combination (as defined below), which was consummated on March 17, 2020, at which time we became a public company. Prior to the Business Combination, the Company owned no material assets and did not operate any business. We are the successor to the insurance business of International General Insurance Holdings, Ltd., a Dubai corporation founded in 2001.
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
Other than in connection with the Business Combination and other than the repurchase and redemption of all of our warrants in 2023, since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of the Company or any of our significant subsidiaries, no acquisitions or dispositions of material assets other than in the ordinary course of business, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to the Company or its significant subsidiaries. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at www.sec.gov.
Our principal website address is www.iginsure.com. The information contained on our website does not form a part of, and is not incorporated by reference into, this annual report.
B.Business Overview
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
Our Executive Chairman, Wasef Jabsheh, with the assistance of our President and Chief Executive Officer, Walid Jabsheh, founded IGI in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $467.3 million for the year ended December 31, 2020 (the year we became a public company) to $700.1 million for the year ended December 31, 2024, resulting in a compound annual growth rate (CAGR) of 8.4%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 82.1% over the same time period. Our growth and underwriting performance have allowed us to post consistently strong profitability levels with an unlevered return on average equity of 18.2% over the same time period with limited volatility through market cycles.
Our primary underwriting subsidiary, IGI Bermuda, is registered as a class 3B (re)insurer under the Bermuda Insurance Act and is regulated by the BMA. IGI Bermuda’s subsidiary, IGI UK, underwrites UK and international domiciled business and risks that are predominantly sourced through London brokers and is authorized by the PRA and regulated by the PRA and the FCA. We underwrite insurance in the EU through our Malta subsidiary, International General Insurance Company (Europe) Ltd. (“IGI Europe”), which is regulated by the MFSA. We maintain our centralized operational functions in Amman, Jordan, complemented by offices in London and Dubai and our Asia Pacific hub in Kuala Lumpur, Malaysia. We are licensed as a Tier 2 reinsurer in Labuan, Malaysia and have a representative office in Casablanca, Morocco. We also operate in Norway through our Norway-based managing general agency IGI Nordic AS (“IGI Nordic”).
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
Our Competitive Strengths
We believe we distinguish ourselves from our competitors as follows:
Market respected and highly effective management team
Our management team has an average of over 30 years of relevant experience working in insurance, reinsurance and capital markets in various countries. We are led by our Founder and Executive Chairman, Wasef Jabsheh, who has over 50 years of industry experience and has been recognized with multiple industry accolades. Our key management team has worked together for several years, providing stability and consistency of approach to the market. In addition, our senior management team takes a hands-on approach to the business and is readily accessible to the underwriters and other employees, making for a flat structure where decisions are made quickly. The management team has embedded a high performance, service-oriented culture within the Company, which has helped differentiate us in the market and resulted in IGI receiving the “General Reinsurer of the Year” award at the 2024 Middle East Insurance Industry Awards.
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
Long-standing relationships with key brokers
Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 64% of our premiums in the year ended December 31, 2024. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace.
A pillar of our high quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.
Geographically diverse, specialty and niche book of business
Since IGI’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2024, we wrote 24.8% of our business in the United Kingdom, 17.2% in North America, 12.6% in Continental Europe, 6.4% in Latin America, 10.1% in the Middle East and 11.4% in Asia. The remaining business was underwritten in the Caribbean, Africa and Australasia. We currently underwrite business in three business segments through 13 lines of business spanning across attractive specialty and niche products. Of $700.1 million in gross written premiums for the year ended December 31, 2024, 29.2% was generated by our specialty long-tail segment, 58.9% by the specialty short-tail segment and 11.9% by the reinsurance segment.
Disciplined risk selection
Our underwriting approach combines decades of customized underwriting experience of our management and underwriting teams with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2024, 65.3% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 22.8% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 11.9% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.
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
Scalable technology-enabled operating platform
Operating a technology-enabled platform utilizing a “hub-approach” of maintaining an operational headquarters in Amman, Jordan has enabled us to optimize our cost base by offering cost-efficient central services. We have invested in technology that has identifiable benefits for our business across underwriting, actuarial, risk, capital and pricing functions among others. This focus on technology has enhanced our approach to clients, brokers and regulators, allowing for greater ease of doing business and transparency.
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
Expand our presence to new specialty lines of business and markets
We seek to leverage our proven advantages of technical underwriting, local market knowledge, distribution relationships and financial strength to grow into adjacent lines and markets. We continually seek to evaluate additional lines of business and markets that will complement our core competencies and where we believe we can generate attractive risk-adjusted returns. In March 2023, we acquired Energy Insurance Oslo AS (“EIO”), a managing general agency duly incorporated under the laws of Norway, which was subsequently renamed as IGI Nordic.
Maintain balance sheet strength and thorough reserves assessment
Our balance sheet strength underpins our clients’ confidence in our business and uniquely positions us among other insurers and reinsurers of our size. We maintain a conservative balance sheet, which reflects our rigorous reserving practices, use of reinsurance and conservative investment policy. Our business profile including our well-diversified and profitable book of business, along with our strong capitalization, among other factors, led to “A” (Excellent)/Stable and “A-”/Stable ratings by A.M. Best and S&P, respectively.
We have a thorough reserving adequacy assessment process designed and overseen by qualified internal actuaries. The reserving committee is responsible to the board of directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. The committee includes members of senior management who represent underwriting, claims, outward reinsurance, finance and actuarial. Key inputs to the committee include, but are not limited to, the quarterly actuarial reserve review, presented by the Group Chief Actuary, and discussions with the heads of claims, reinsurance and underwriting. Our policy is to reserve to a “best estimate” basis.
Maintain our conservative investment strategy
We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of December 31, 2024, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 19.0% of our invested assets and fixed income securities represented 77.7% of our invested assets as of December 31, 2024. Our fixed income portfolio is geographically diverse with a weighted-average modified duration of three years, with 85.4% of the securities in our portfolio having an S&P rating of ‘A-’ and above as of December 31, 2024.
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

Our Segments
We conduct our worldwide operations through three reportable segments under U.S. GAAP segment reporting: Specialty Long-tail, Specialty Short-tail and Reinsurance. Our Specialty Long-tail and Specialty Short-tail segments include both direct insurance and facultative reinsurance (reinsurance that provides coverage for a specific risk or group of risks), and our Reinsurance segment includes only treaty reinsurance (reinsurance where the cedant agrees to transfer all risks of a specific class of policies to the reinsurer). In the year ended December 31, 2024, direct insurance and reinsurance represented approximately 84% and 16% of the Specialty Long-tail business, respectively, and direct insurance and reinsurance represented approximately 39% and 61% of the Specialty Short-tail business, respectively.
Our Specialty Long-tail segment includes (a) our professional lines (non-U.S.) business, which includes our professional indemnity, directors and officers, legal expenses and other casualty lines of business, (b) our financial institutions line of business and (c) our marine liability line of business. The lines of business in our Specialty Long-tail segment are generally characterized by claims that are often reported and ultimately paid or settled years, or even decades, after the related loss events occur. As a general rule, estimates of accident year or underwriting year ultimate losses for long-tail businesses are notably more uncertain than those for short-tail businesses.
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
In addition, we have a corporate and other segment (“Corporate and other”), which includes the activities of the Company, and which carries out certain functions, including investment management. Corporate and other includes general and administrative expenses, investment income, net realized gain (loss) on investments, net unrealized gain (loss) on investments, change in allowance for expected credit losses on investments, net foreign exchange gain (loss), change in allowance for expected credit losses on receivables, other expenses/revenues, change in fair value of derivative financial liabilities and income tax expense.
Specialty Long-tail Segment
Professional Lines
Our professional lines of business represented approximately 25.9% and 27.2% of our GWP for the years ended December 31, 2024 and 2023, respectively.
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
Financial Institutions
Our financial institutions line of business represented approximately 2.6% and 3.8% of our GWP for the years ended December 31, 2024 and 2023, respectively.
The financial institutions business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.
Marine Liability
Our marine liability line of business represented approximately 0.8% and 0.8% of our GWP for the years ended December 31, 2024 and 2023, respectively.

Our marine liability portfolio covers third-party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We have a worldwide focus for our marine liability portfolio.
Specialty Short-tail Segment
Energy
Our energy businesses represented approximately 20.7% and 21.2% of our GWP for the years ended December 31, 2024 and 2023, respectively. We have a lead capability in both upstream energy and downstream energy (oil & gas, petrochemicals, refining, conventional power and renewable energy), with a maximum exposure of $75 million and $50 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.
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
Property
Our property business represented approximately 14.6% and 14.4% of our GWP for the years ended December 31, 2024 and 2023, respectively.
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
Construction & Engineering
Our construction and engineering business represented approximately 7.9% and 7.4% of our GWP for the years ended December 31, 2024 and 2023, respectively.
Our construction and engineering line of business provides coverage with respect to construction all risks (CAR), civil engineering completed risks (CECR), machinery breakdown and business interruption (MB/BI), erection all risks (EAR) and contractors’ plant and equipment (CPE/CPM). We focus our construction & engineering portfolio on construction all risks and erection all risks.

Political Violence
Our political violence portfolio represented approximately 2.3% and 2.6% of our GWP for the years ended December 31, 2024 and 2023, respectively.
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
Ports and Terminals
Our ports and terminals business represented approximately 5.1% and 4.3% of our GWP for the years ended December 31, 2024 and 2023, respectively.
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
General Aviation
Our general aviation business represented approximately 2.0% and 2.8% of our GWP for the years ended December 31, 2024 and 2023, respectively.
Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third-party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangar keepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.
Marine Cargo
Our marine cargo line of business represented approximately 2.6% and 2.6% of our gross written premium for the years ended December 31, 2024 and 2023, respectively.
Our marine cargo portfolio covers general cargo, oil, machinery and equipment, project cargo, war on land and freight forwarders. We cover cargo for physical loss or damage while in transit by air, land or sea for importers, exporters and manufacturers. We have a worldwide focus for our marine cargo portfolio.
Contingency
Our contingency line of business represented approximately 3.7% and 2.9% of our gross written premium for the years ended December 31, 2024 and 2023, respectively.
Our contingency portfolio covers all risks event cancellation, non-appearance, event terrorism and political violence perils, named peril cancellation, prize indemnity and bespoke non-physical damage business interruption, in each case excluding communicable disease. We have a worldwide focus for our contingency portfolio.
Reinsurance Segment
Our reinsurance business represented approximately 11.9% and 8.9% of our GWP for the years ended December 31, 2024 and 2023, respectively.
Our reinsurance portfolio is primarily made up of property business, split into catastrophe excess of loss, risk excess of loss and proportional reinsurance. IGI also reinsures marine, engineering, energy, motor, terrorism, casualty, aviation and cyber. We have a worldwide focus for our reinsurance portfolio.

Our History
Our Company was founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our capitalized Labuan branch (“IGI Labuan”), which is licensed to issue Labuan governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermuda subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established IGI UK, which commenced business in 2011. IGI UK, underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London. In June 2021, we acquired our Malta subsidiary so that we could continue to underwrite throughout the European Union. In March 2023, we completed the acquisition of Norway-based managing general agency EIO.
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
IGI Bermuda is the Company’s primary insurance carrier. IGI Bermuda is able to write insurance in many jurisdictions throughout the world in accordance with applicable local regulations depending on the jurisdiction. With respect to direct insurance and facultative reinsurance written by our Specialty Long-tail and Specialty Short-tail businesses throughout the world, generally this business is written on a non-admitted basis, meaning the placing of this insurance and facultative reinsurance can be done outside the regulatory system of the country in which the risk is located. IGI Bermuda has historically been utilized for most of these insurance and reinsurance contracts written by IGI unless local insurance regulations require specific licensing to do so. In some jurisdictions, such as the UK, Europe and Malaysia, IGI is required to sell insurance using a local license through a locally licensed entity. Through internal reinsurance agreements, most of the insurance sold by the UK and Malta subsidiaries under local licenses is reinsured to IGI Bermuda pursuant to arm’s length agreements which are notified to local regulators as required. IGI Bermuda is able to take on more insurance because it is the best capitalized insurer in the IGI Group of companies. Business allocations across our underwriting platforms are strategically designed to optimize capital under various regulatory frameworks and we approach the business by ensuring optimal capital allocation across multiple legal entities which operate under different regulatory frameworks. As a result, a very significant portion of our global facultative reinsurance business and our global direct insurance business is recorded under IGI’s Bermuda entity, either through direct contracts permitted on a non-admitted basis in accordance with local laws or through reinsurance agreements between local jurisdictions and IGI Bermuda.
IGI Bermuda
IGI’s Bermuda governed policies are issued pursuant to its certificate of registration as a Class 3B insurer. The underwriting operations for the Bermuda governed policies are located in IGI Underwriting / Jordan "Exempted“ (“IGI Underwriting”), which is registered and based in Amman, Jordan. Potential risks relating to IGI Bermuda are referred to IGI Underwriting for underwriting consideration, and as appropriate, approval. International General Insurance (Dubai) Ltd. (“IGI Dubai Subsidiary”) also has underwriting authority to underwrite Bermuda governed policies through an underwriting agency agreement, subject to authority limits, and IGI Morocco operates a representative office of IGI Bermuda in Casablanca which is authorized to issue Bermuda governed policies. IGI Bermuda has three additional wholly-owned subsidiaries: Specialty Mall Investment Co., which focuses on real estate properties, development, and leasing, IGI Services Limited, which focuses on owning and chartering aircraft and IGI Nordic, which underwrites a portfolio of energy in Norway on behalf of IGI Bermuda.

IGI UK
IGI’s UK governed policies are primarily underwritten by IGI UK based in London. IGI UK serves as an important point of contact for brokers based in London. IGI also owns North Star, a specialty underwriting agency for writing marine liability and trade, war and special risks policies and which is based alongside IGI UK in IGI’s London office. North Star is currently not transacting any business, however, it retains its FCA authorization.
IGI Labuan
IGI Labuan, a second-tier reinsurer registered in Labuan, Malaysia, is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. IGI Labuan obtained the approval of the Labuan FSA to engage the Labuan Financial Services Authority’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in the Labuan International Offshore Financial Center. IGI’s Labuan-based operation is supported by an Asia Pacific hub in Kuala Lumpur, which also serves as a point of contact for local brokers in Asia. Both Labuan-governed policies and Bermuda-governed policies sourced through IGI Labuan are referred to IGI’s Amman office for underwriting consideration.
IGI Europe
IGI’s Europe governed policies are issued pursuant to a license held by IGI Europe. IGI Europe was acquired in 2021 in order to continue to underwrite business throughout the European Economic Area (“EEA”) countries following Brexit. IGI Europe has a binding authority agreement with IGI Nordic that allows it to underwrite business on behalf of IGI Europe.
Representation and Intermediate Offices (Non-Risk Bearing Companies)
IGI Morocco
IGI Bermuda operates a representative office of IGI Bermuda in Casablanca, which is regulated by Casablanca Finance City. Our Casablanca operations constitute our Africa hub and provide access to the Northern, Central and West African markets.
IGI Dubai Subsidiary
IGI Dubai Subsidiary is authorized as a category four entity by the Dubai Financial Services Authority and it operates as a marketing and intermediate office of IGI Bermuda in Dubai. Our Dubai operations constitute our Middle East hub and provide access to the MENA region including the Gulf Cooperation Council markets.
IGI Nordic (formerly, EIO)
IGI Nordic is a Norway-based managing general agency writing a portfolio of energy in Norway on behalf of IGI Bermuda. IGI Nordic also has a binding authority agreement with IGI Europe that allows it to underwrite business on behalf of IGI Europe.
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
Each risk submitted to an underwriter is assessed on its own merits. The experience and expertise of senior management and the underwriters are ultimately the determining factor in deciding whether to underwrite a given risk. As a result, we rely on our underwriters’ discretion in acquiring business. However, when exercising their discretion, the underwriters take into account key considerations, some of which may include the following:
•the type and level of risk assumed;

•the nature of the insured’s operations;
•the pricing of the policy submitted and the pricing trend of similar policies in the market;
•the quality and specifications of the insured’s assets;
•the insured’s risk management program, if necessary, and, if required, surveys to be conducted on the insured’s assets and operations;
•the adequacy of the insured’s credit rating;
•the general terms and conditions of the policy submitted, with a preference for standard market wordings and clauses;
•the insured’s loss record, including the record of the insured’s losses divided by total premiums (“Burn Cost Analysis”);
•the experience of the underwriters from their prior dealings with the insured, broker or ceding company, as applicable;
•the experience and reputation of the broker submitting the risk;
•the legal and general economic conditions of the insured’s country of domicile;
•the insured’s geographical location and trading territories;
•the adequacy of available reinsurance coverage, including coverage for catastrophe and the total combined risks that could be involved in a single loss event;
•our catastrophic aggregation capacity; and
•the approval of the broker by the compliance department according to the onboarding policy and the necessary sanctions screening.
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
We operate an integrated enterprise-wide risk management strategy designed to deliver shareholder value in a sustainable and efficient manner while providing a high level of policyholder protection. The execution of our integrated risk management strategy is based on:
•the establishment and maintenance of an internal control and risk management system based on a three lines of defense approach to the allocation of responsibilities between risk accepting units (first line), risk management activity and oversight from other central control functions (second line) and independent assurance (third line);
•identifying material risks to the achievement of our objectives including emerging risks;
•the articulation of our risk appetite and a suite of key risk limits for each material component of risk where appropriate;
•the cascading of risk appetite and key risk limits for material risks to each operating subsidiary and, where appropriate, risk accepting business units;
•measuring, monitoring, managing and reporting risk positions and trends;
•the use, subject to an understanding of their limitations, of a range of deterministic and stochastic modelling techniques to test the risk and capital implications of strategic and tactical business decisions; and
•stress and scenario testing designed to help us better understand and develop contingency plans for the potential effects of extreme events or combinations of events on capital adequacy and liquidity.
The main types of risks that we face are summarized as follows:
Insurance risk: Insurance risk includes the risks of inappropriate underwriting, ineffective management of underwriting, inadequate controls over exposure management in relation to catastrophe events and insufficient reserves for losses including claims incurred but not reported.
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
We divide risks into “core” and “non-core” risks. Core risks comprise those risks which are inherent in the operation of our business, including insurance risks in respect of our underwriting operations and market risks in respect of our investment activity. We intentionally expose the Company to core risks with a view to generating shareholder value but seek to manage the resulting volatility in our earnings and financial condition within the limits defined by our risk appetite.

However, these core risks are intrinsically difficult to measure and manage and we may not, therefore, be successful in this respect. All other risks, including liquidity, credit, currency, regulatory and operational risks, are classified as non-core. We seek, to the extent we regard as reasonably practicable and economically viable, to avoid or minimize our exposure to non-core risks.
Marketing and Distribution
We source our business primarily through brokers, with 64.1% of 2024 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Marsh, Arthur J. Gallagher, Aon, Willis and Howden Broking Group.
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
The key responsibilities of our claims management department are to:
•process, manage and resolve reported insurance or reinsurance claims efficiently and accurately in order to ensure the proper application of intended coverage, reserve in a timely fashion for the probable ultimate cost of both indemnity and expense and make timely payments in the appropriate amount on those claims for which we are legally obligated to pay;
•select appropriate counsel and experts for claims and manage claims-related litigation and regulatory compliance;
•contribute to the underwriting process by collaborating with both underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activities;
•contribute to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims; and
•support our marketing efforts through the quality of our claims service and in person support to our underwriting offices globally.
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
The following charts show the percentage breakdown of net reported case reserves and IBNR including ULAE reserves as of December 31, 2024 and 2023:

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
At present these reviews are undertaken quarterly. In support of IGI’s annual statutory submission to the BMA, a ‘big four’ actuarial consultant conducts an actuarial review of the loss reserves to support their statutory loss reserve opinion.
For additional information regarding our reserves, our reserves development and our reserves releasing, see “Operating and Financial Review and Prospects — Reserves.”
Investments
Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $23.8 million as of December 31, 2024 which is managed by a third-party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee established by our management.
Our investments include a sizeable portfolio of high quality and diversified fixed income securities, term deposits and to a lesser extent a modest allocation to equities, mutual funds and real estate holdings.

The following charts show the percentage breakdown of our investment assets by class as of December 31, 2024 and 2023:

For additional information regarding our investments, see “Operating and Financial Review and Prospects — Investments.”
Reinsurance
We follow a common industry practice of reinsuring a portion of our exposures and paying to reinsurers a portion of the premiums received on the policies that we write. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophe losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer contractually liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and attempt to place our coverages only with substantial, financially sound carriers. As a result, generally the reinsurers who reinsure our business must have an A.M. Best rating of “A” (Excellent) or better.
Regulatory Overview
Bermuda Regulatory Considerations
Bermuda Insurance Regulation
The Insurance Act. The Insurance Act 1978 and related rules and regulations (the “Insurance Act”), which regulates the insurance business of IGI Bermuda, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.

The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” (although in certain circumstances a condition to registration may be imposed to the effect the company may carry on only reinsurance business). The Insurance Act uses the defined term “insurance business” to include reinsurance business. References herein to insurance companies include reinsurance companies.
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
Classification as a Class 3B Insurer. A body corporate is registrable as a Class 3B insurer where (i) 50% or more of its net premiums written or (ii) 50% or more of its net loss and loss expense provisions, represent unrelated business and its total net premiums written from unrelated business are $50 million or more. IGI Bermuda is registered as a Class 3B insurer by the BMA in Bermuda and is regulated as such under the Insurance Act.
Minimum Paid-Up Share Capital. A Class 3B insurer is required to maintain fully paid up share capital of at least $120,000.
Principal Representative and Principal Office. An insurer is required to maintain a principal office and to appoint and maintain a resident principal representative in Bermuda. For the purposes of the Insurance Act, IGI Bermuda’s principal representative is Marsh Management Services (Bermuda) Ltd. and its principal office is located at Park Place, 1st Floor, 55 Par-la-Ville Road, Hamilton HM11, Bermuda. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the Authority is given of the intention to do so.
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
A Class 3B insurer is required to submit annually an opinion of its approved loss reserve specialist with its capital and solvency return in respect of its total general business insurance technical provisions (i.e. the aggregate of its net premium provisions, net loss and loss expense provisions and risk margin, as each is reported in the insurer’s statutory economic balance sheet). The loss reserve specialist’s opinion must state, among other things, whether or not the aggregate amount of technical provisions shown in the statutory economic balance sheet as at the end of the relevant financial year (i) meets the requirements of the Insurance Act and (ii) makes reasonable provision for the total technical provisions of the insurer under the terms of its insurance contracts and agreements.
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
Effective January 1, 2025, the BMA made a final determination that it is appropriate for it to be the group supervisor of IGI and designated IGI Bermuda as the Designated Insurer. As a result, IGI and its subsidiaries will be subject to the BMA’s group supervision regime and will be required to comply with the requirements under the Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) and the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 (together with the Group Supervision Rules, the “Group Rules”) and IGI Bermuda, as the Designated Insurer, is responsible for ensuring such compliance.

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
In addition, the BMA may, after consultation with other competent authorities, determine whether an insurance group, for which the BMA is the group supervisor, is an internationally active insurance group under the Insurance Act. The Insurance Act also provides for a framework pursuant to which the BMA may designate a member of an Internationally Active Insurance Group (IAIG) as its ‘head of the IAIG’ for the purposes of IAIG supervision. In determining the member of an IAIG to be designated as the Head of the IAIG, the BMA shall have regard to the member that exercises control over all insurers in the group and other members of the group which may pose a risk to the insurance business of the group
Annual Financial Statements. A Class 3B insurer is required to prepare and submit to the BMA, on an annual basis within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA), audited statutory financial statements and financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”).
The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.
Every insurance group is required to prepare and submit, on an annual basis, group financial statements prepared in accordance with either the international financial reporting standards (IFRS) or generally accepted accounting principles (GAAP) that apply in Canada, the United Kingdom or the United States of America (or such other GAAP or international standards as the Authority may recognize), together with group statutory financial statements. The group GAAP financial statements must be audited annually by the group’s approved auditor who is required to prepare an auditor’s report thereon in accordance with generally accepted auditing standards. In addition, every insurance group must prepare in each year statutory financial statements (which will include, in statutory form, a group balance sheet, a group income statement, a group statement of capital and surplus, and notes thereto) in respect of the parent company of the group. The Designated Insurer is required to file with the Authority the group statutory financial statements and the audited group GAAP financial statements with the Authority within 5 months from the end of the relevant financial year (or such longer period, not exceeding eight months, as the Authority may specifically permit).
The statutory financial statements do not form a part of the public records maintained by the BMA but the GAAP financial statements are available for public inspection.

Declaration of Compliance. At the time of filing its statutory financial statements, a Class 3B insurer is also required to deliver to the BMA a declaration of compliance, in such form and with such content as may be prescribed by the BMA, declaring whether or not the Class 3B insurer has, with respect to the preceding financial year (i) complied with all requirements of the minimum criteria applicable to it; (ii) complied with the minimum margin of solvency as at its financial year end; (iii) complied with the applicable ECR as at its financial year end; (iv) complied with applicable conditions, directions and restrictions imposed on, or approvals granted to, the Class 3B insurer; and (v) complied with the minimum liquidity ratio for general business as at its financial year end. The declaration of compliance is required to be signed by two directors of the Class 3B insurer, and if the Class 3B insurer has failed to comply with any of the requirements referenced in (i) through (v) above or observe any limitations, restrictions or conditions imposed upon the issuance of its certificate of registration as a Class 3B insurer, if applicable, the Class 3B insurer will be required to provide the BMA with particulars of such failure in writing. A Class 3B insurer shall be liable to civil penalty by way of a fine for failure to comply with a duty imposed on it in connection with the delivery of the declaration of compliance
Annual Statutory Financial Return and Annual Capital and Solvency Return. A Class 3B insurer is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA).
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
The directors are required to certify whether the minimum solvency margin (“MSM”).has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to make this certification.
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
Every insurance group is required to prepare an annual group statutory financial return which shall include, among other matters, an insurance group business solvency certificate, particulars of ceded reinsurance comprising the top ten unaffiliated reinsurers for which the group has the highest recoverable balances and any reinsurer with recoverable balances exceeding 15% of the insurance group’s statutory capital and surplus, a list of non-insurance financial regulated entities owned by the group and summary details of all adjustments applied to the group financial statements in the form of a reconciliation of amounts reported as total group assets, total group liabilities, net group income and total group statutory capital and surplus.
In addition, every insurance group is required to prepare an annual group capital and solvency return, which shall include both an electronic version and a printed version of (a) the group BSCR model; (b) schedule of fixed income and equity investments by BSCR rating; (c) schedule of funds held by ceding reinsurers in segregated accounts/trusts by BSCR rating; (d) schedule of net loss and loss expense provisions by general business; (e) schedule of geographic diversification of net loss and loss expense provisions by general business; (f) schedule of premiums written by line of business of general business; (g) schedule of geographic diversification of net premiums written by general business; (h) schedule of risk management; (i) schedule of fixed income securities; (j) schedule of long-term business data and reconciliation; (k) schedule of long-term variable annuity guarantees data and reconciliation; (l) schedule of long-term variable annuity guarantees – internal capital model; (xiii) schedule of group’s solvency self-assessment; (m) group general business catastrophe risk return; (n) schedule of regulated non-insurance financial operating entities; (o) unregulated entities where the parent exercises control; (p) schedule of unregulated entities where the parent exercises significant influence; (q) schedule of entities’ capital deducted from; (r) schedule of group minimum margin of solvency; (s) schedule of group eligible capital; (t) group statutory economic balance sheet; (u) group actuary’s opinion; (v) expanded particulars of ceded reinsurance; (w) schedule of cash and cash equivalents counterparty analysis; (x) schedule of currency risk and (y) schedule of concentration risk. Where the Authority has approved a group internal capital model to be used by an insurance group in substitution of the group BSCR model, a printed version of such group internal capital model must be included in the annual group capital and solvency return. Every group capital and solvency return submitted by a Designated Insurer on behalf of its group must be accompanied by a declaration signed by two directors of the group’s parent company (one of which may be the chief executive) and either the chief risk or chief financial officer of the parent company declaring that, to the best of their knowledge and belief, the return fairly represents the financial condition of the insurance group in all material respects.
Both the annual group statutory financial return and the capital and solvency return must be submitted to the Authority by the Designated Insurer within five months after its financial year end (or such longer period, not exceeding eight months, as the Authority may specifically permit) (the “Filing Date”).
Neither the statutory financial return nor the capital and solvency return is available for public inspection.
Quarterly Financial Return. A Designated Insurer is required to prepare and file quarterly group financial returns with the Authority on or before the last day of the months May, August and November of each year. The quarterly group financial returns consist of (a) quarterly unaudited (consolidated) group financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be the most recent produced by the group and not reflect a financial position that exceeds two months) and (b) a list and details of material intra-group transactions and risk concentrations (including, where applicable, exposure value (face value and market value, if the latter is available), counterparties involved (including their location), summary details of the purpose, terms, costs, duration and performance triggers relating to the transaction), details surrounding all intra-group reinsurance and retrocession arrangements (including aggregated values of the exposure limits by counterparties, aggregated premium flows and the proportion of the group’s insurance business exposure covered by internal reinsurance, retrocession and other risk transfer arrangements) and details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures (or series of linked unaffiliated counterparty exposures) exceeding 10% of the insurance group’s statutory capital and surplus.
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
Where a significant event occurs on or before the Filing Date, the insurance group shall prepare a report on the event at the time of filing its FCR, forming part of the FCR, with the heading “Subsequent Event”. Where a significant event occurs after the Filing Date, an insurance group shall prepare a report on the event within 14 days of the occurrence of the event, which the Designated Insurer must file with the Authority. In addition, the insurance group must publish a report on any significant event occurring after the Filing Date on its website within 30 days of submitting the report to the Authority (or by such other date agreed by the Authority). If the insurance group does not have a website, it must instead furnish any report prepared on a significant event occurring after the Filing Date within 30 days of receiving written request. The Designated Insurer must keep any report prepared in respect of a significant event for a period of five years beginning with the Filing Date. Every report on a significant event filed by the Designated Insurer must include a declaration, signed by the chief executive of the insurance group’s parent company and any chief risk officer or chief financial officer of the insurance group’s parent company, that to the best of their knowledge and belief, the report fairly represents the financial condition of the insurance group in all material respects.
The Group Rules define a “significant event” as an event which in the opinion of the parent board occurred (a) after year-end but before the filing date of the FCR or (b) after the filing date and publication of the FCR, and has or will have a material impact on the information contained in the FCR regarding the insurance group’s operations (including, but not limited to, acquisitions, divestitures, or new lines of business entered into) and occurred (i) after year-end but before the date the FCR was filed and (ii) after the filing date and publication of the FCR.

Group Solvency Self-Assessment (GSSA). The Group Rules require the board of the parent company of the insurance group (the “Parent Board”) to establish written solvency self-assessment procedures for the group that factors in all the reasonably foreseeable material risks. Such procedures must be conducted annually and after any significant change in the business activities or risk profile of the group self-assessments on the quality and quantity of the capital required to adequately cover the risks to which the insurance group is exposed and to support the group’s current and planned activities. Such procedures must also be an integral part of the group’s risk management framework and be reviewed and evaluated (and to the extent necessary, updated) on an annual basis by the Parent Board to reflect changes in the risk management framework, risk tolerance, business strategy and lines of business or activities of the group, as well as changes in market conditions. The procedures must, among other things, be forward-looking and demonstrate consideration of the relationship among risk management, the quality and quantity of capital resources, the impact of risk mitigation techniques and diversification and correlation effects between material risks. The procedures must reflect the group’s risk tolerance and overall business strategy and link the group’s risk tolerance to exposure limits and set forth the process through which breaches of exposure limits must be addressed. The procedures must include appropriate stress and scenario testing to determine the group’s ability to manage its business with appropriate levels of capital under conditions of severe but plausible stress and contingency plans to restore capital to adequate levels after an adverse event. The procedures must also be documented, readily available for supervisory review and maintained by the parent company or the Designated Insurer in a form readily accessible to the Authority for a period of five years.
Independent Approved Auditor. A Class 3B insurer must appoint an independent auditor who will audit and report on the insurer’s GAAP financial statements and statutory financial statements, each of which are required to be filed annually with the BMA. An insurance group must appoint an independent auditor who will audit the financial statements of the group. The auditor must be approved by the BMA as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor. IGI Bermuda’s BMA-approved independent auditor is Ernst & Young Bermuda.
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
Minimum Solvency Margin and Enhanced Capital Requirements. The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed MSM.
The MSM that must be maintained by a Class 3B insurer with respect to its general business is the greater of (i) $1 million, or (ii) 20% of the first $6 million of net premiums written; if in excess of $6 million, the figure is $1.2 million plus 15% of net premiums written in excess of $6 million or (iii) 15% of the aggregate of net loss and loss expense provisions and other insurance reserves or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year.

Additionally, an insurance group must ensure that the value of the insurance group’s total statutory economic capital and surplus (as calculated in accordance with economic balance sheet principles pursuant to Schedule XIV) exceeds the aggregate of (a) the MSM of each qualifying member of the group controlled by the parent company and (b) the MSM of each member of the group that is significantly under the influence of (but not controlled by) the parent company multiplied by the parent company’s percentage shareholding in that member (as aggregated, the “Group MSM”). A member is a qualifying member of the insurance group if it is subject to solvency requirements in the jurisdiction in which it is registered. “Control” and “significant influence” shall be determined in accordance with either the international financial reporting standards (IFRS) or generally accepted accounting principles (GAAP) used to prepare the insurance group’s IFRS or GAAP financial statements.
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
Each insurance group is required to maintain available statutory economic capital and surplus at a level equal to or in excess of the group enhanced capital requirements (the “Group ECR”) which is established by reference to either the Group BSCR model or an approved group internal capital model, as applicable (provided that the Group ECR shall at all times be an amount equal to, or exceeding, the Group MSM).
Similar to the BSCR for individual insurers, the Group BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the insurance group’s business. The Group BSCR formulae establish capital requirements for various categories of risk, with higher factors applied to items with greater underlying risk and lower factors for less risky items, similar to the BSCR.
Eligible Capital. To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 3B insurer is required to disclose the makeup of its capital in accordance with the ’3-tiered eligible capital system’. The Designated Insurer of an insurance group is similarly required to disclose the makeup of the group’s capital in accordance with the 3-tiered eligible capital system, so that the BMA may assess the quality of the insurance group’s resources. Under this system, all of the insurer’s or insurance group’s, as applicable, capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 3B insurer’s MSM, ECR and TCL or the Group MSM and Group ECR, as applicable.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, as amended, for insurer’s, and as set out in the Group Rules, for insurance groups. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR or the Group ECR, as applicable.
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
Cyber Risk Code of Conduct. The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance market place providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer (CISO). The role of the CISO is to deliver the operational cyber risk management program.
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
Recovery Planning. The BMA introduced the Insurance (Prudential Standards) (Recovery Plan) Rules 2024 which will become operative on 1 May 2025 (the “Recovery Rules”). The Recovery Rules will require commercial insurers that are assessed to be economically important, systemically significant or at risk of posing a threat to the financial stability of Bermuda should they fail, to develop recovery plans. In determining whether an insurer is economically important or if its failure could pose a threat to the financial stability of Bermuda, the BMA will, among other things, take into consideration the class of registration, size or market share, external and internal interconnectedness, complexity, business model, risk profile, substitutability and the cross-border activities of the (re)insurer.
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
Group Governance. The Group Rules require each insurance group to establish a group risk tolerance and appetite and group operational objectives and strategies that reflect an understanding of the structure of the group, the material risks that the structure may pose to the group and the key drivers of those risks. The insurance group must have adequate capital resources and sources of funding liquidity in light of its risk profile and operational strategy and planned changes to that strategy. An insurance group must establish and maintain (a) a reliable and transparent group-wide financial reporting process for regulatory reporting and public disclosure for selecting (or proposing to shareholders) an independent and objective external auditor, (b) a group internal audit function that is independent of other group functions and appropriate for the purpose, given the nature, scale and complexity of the group, is independent of other group functions, the lines of business for which it has audit responsibilities and underwriting and financial operations, (c) risk management, (d) compliance, (e) actuarial functions that are fit for the purpose, given the nature, scale and complexity of the group and (f) an adequate business continuity plan aimed at ensuring, in the case of a business interruption event, the preservation or timely recovery of group functions, data and business activities. The compensation of persons responsible for the group internal audit function must not compromise their independence and, at a minimum, the Parent Board or an appropriate committee thereof must establish and periodically review the compensation of the head of internal audit and establish guidelines for the compensation of other internal audit staff. Senior executives, persons responsible for the internal audit, risk management, compliance and actuarial functions and the approved group statutory function holders (e.g. approved actuary and loss reserve specialist) shall have the ability to communicate directly to the Parent Board without the need for management review and approval (and the Parent Board shall have direct access to senior executives and persons responsible for such functions and such approved group statutory function holders).
The Group Rules require the Parent Board to establish and maintain appropriate governance procedures and practices to facilitate its work in a manner that supports objective and independent judgment and decision-making. In particular, the Parent Board must:
a.include such number of independent directors without executive responsibility for the management of the business of the group as the board considers appropriate, subject to the power of the Authority to review and require the addition of independent directors as it may deem appropriate (such independence to be determined by reference to the rules of an appointed stock exchange as defined in the Companies Act 1981);
b.establish and maintain, annually, policies and procedures that address adequately actual or potential conflicts of interest;
c.establish and maintain sufficient committees to allow for the effective discharge of the Parent Board’s responsibilities;
d.review the membership of the board and its committees and the composition of the chief and senior executives of the group no less frequently than every three years (and upon any material change in the business activities or risk profile of the group);
e.oversee implementation by the group’s senior executives of group operational objectives and strategies in light of the group’s stated risk tolerance and appetite, group structure and material risks;
f.oversee the effective management of the group’s business in a sound and prudent manner with integrity and the professional skills appropriate to the nature and scale of its activities;
g.review annually the group’s solvency self-assessment and any changes;
h.confirm that the group’s communications structure facilities the effective communication of the statutory obligations of the group and its members under Bermuda law; and

i.select a competent chief executive who is fit and proper and has the requisite knowledge, skills, expertise and resources given the nature, scale and complexity of the group’s operations and, with respect to that person, establish roles and responsibilities, giving due regard to the potential for conflicts of interests, review and approve cash, non-cash and incentive compensation, evaluate at least annually performance and address in a timely manner any deficiencies in performance.
Notification by Registered Person and Designated Insurer of Change of Controllers and Officers. All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. Designated Insurers are required to give written notice to the BMA of the fact that a person has become or ceased to be an officer of the parent company of the insurance group within 45 days of becoming aware of such fact. An officer in relation to a registered insurer or parent company of an insurance group means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.
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
Notification of Certain Events. A Designated Insurer must immediately notify the Authority upon reaching a view that there is a likelihood of the insurance group or any member of the group becoming insolvent (i.e. breaching a regulatory capital requirement applicable to the insurance group or any member) or if the Designated Insurer knows or has reason to believe that a reportable “event” has occurred. Examples of a reportable “event” include a failure by the insurance group or any member of the group to comply substantially with a requirement imposed upon it under the Group Rules relating to its solvency position, governance and risk management or supervisory reporting and disclosures; failure by the Designated Insurer to comply (or facilitate compliance by the group) with a direction given to it under the Insurance Act or the Group Rules in respect of the group or any of its members; a criminal conviction imposed upon any member of the group whether in Bermuda or abroad; material breaches of any statutory requirements by any member of the group located outside of Bermuda that could lead to supervisory or enforcement action by a competent authority; or a significant loss that is reasonably likely to cause the insurance group to be unable to comply with its Group ECR.
Within 30 days of such notification to the Authority, the Designated Insurer must furnish the Authority with a written report setting out all the particulars of the case that are available to it and within 45 days it must furnish a group capital and solvency return that reflects the Group ECR that has been prepared using post-loss data and unaudited financial statements for such period as the Authority shall require together with a declaration of solvency in respect of those statements.
The Designated Insurer must also notify the Authority in writing within 14 days of becoming aware that a requirement of the Group Rules conflicts with the laws of another jurisdiction where a member of the insurance group operates.
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
Notification of Material Changes. All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. Designated Insurers must notify the BMA of any material change given effect to by a member of the group within 30 days of such material change taking effect. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.
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
If it appears to the BMA that the business of the registered insurer is being conducted in a way that there is a significant risk of the insurer becoming insolvent or being unable to meet its obligations to policyholders, or that the insurer is in breach of the Insurance Act or any conditions imposed upon its registration, or the minimum criteria stipulated in the Insurance Act is not or has not been fulfilled in respect of a registered insurer, or that a person has become a controller without providing the BMA with the appropriate notice or in contravention of a notice of objection, or the registered insurer is in breach of its ECR, or that a designated insurer is in breach of any provision of the Insurance Act or the regulations or rules applicable to it, the BMA may issue such directions as it deems desirable for safeguarding the interests of policyholders or potential policyholders of the insurer or the insurance group. The BMA may, among other things, direct an insurer, for itself and in its capacity as designated insurer of the insurance group of which it is a member,

(a) not to take on any new insurance business, (b) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (c) not to make certain investments, (d) to realize certain investments, (e) to maintain in, or transfer to the custody of, a specified bank, certain assets, (f) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (g) to limit its premium income, (h) not to enter into specified transactions with any specified person or persons of a specified class, (i) to provide such written particulars relating to the financial circumstances of the insurer as the BMA thinks fit, (j) (as an individual insurer only and not in its capacity as designated insurer) to obtain the opinion of a loss reserve specialist and submit it to the BMA, and/or (k) to remove a controller or officer.
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
Contraventions by Designated Insurers. If it appears to the BMA that a Designated Insurer is in breach of any provision of the Insurance Act or the Group Rules, the Authority may give the Designated Insurer such directions as appear to the Authority to be desirable for safeguarding the interests of policyholders and potential policyholders of the insurance group.
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
Economic Substance. Under the Economic Substance Act 2018 and related regulations thereunder (collectively, the “ESA”), each entity resident in Bermuda that carries on a “relevant activity” is required to comply with the economic substance requirements under the ESA, unless resident for tax purposes in a jurisdiction outside Bermuda that is not on the EU list of non-cooperative jurisdictions for tax purposes. Engaging in insurance business in accordance with the Insurance Act constitutes a “relevant activity”.
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

Bermuda Exchange Control Regulation. The permission of the BMA is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of 10% or more of the “Equity Securities” of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include our common shares) are listed on an “Appointed Stock Exchange” (which include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report.
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
Personal Information Protection Act 2016. Bermuda’s principal data protection and privacy legislation is the Personal Information Protection Act 2016 (“PIPA”). PIPA came into full force on January 1, 2025.
PIPA applies to every organization (which includes any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. For the purposes of PIPA, “personal information” means any information about an identified or identifiable individual (i.e. a natural person, whether they are explicitly identified e.g. by name or where their identity is identifiable from e.g. a piece of information, such as their social insurance number), and “use” or “using” personal information means carrying out any operation on personal information, including collecting, obtaining, recording, holding, storing, organizing, adapting, altering, retrieving, transferring, consulting, disclosing, disseminating or otherwise making available, combining, blocking, erasing or destroying it. To the extent that either IGI or IGI Bermuda use personal information in Bermuda, they will be in scope and are required to comply with the provisions of PIPA.
Corporate Income Tax Act. Bermuda enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 percent of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.
UK Regulatory Framework
General. UK insurance companies are authorized and regulated by the PRA and the FCA. The PRA is responsible for the prudential regulation of banks, building societies, credit unions, insurers and major investment firms and the FCA is responsible for the prudential regulation of all other firms and the conduct of business regulation of all authorised financial services firms. A subsidiary of IGI, IGI UK, is authorized by the PRA to effect and carry out (re)insurance contracts in the UK in all classes of general (non-life) business and is regulated by both the PRA and the FCA.
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
Solvency Requirements. Under the EU directive covering capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”), an insurer has the option of seeking the approval of a full or partial internal model from its regulator or to use a standard formula to calculate its capital requirements. The provisions of the Solvency II Directive were implemented in the UK by the Solvency 2 Regulations 2015 (SI 2015/575) and through the PRA Rulebook and supervisory statements published by the PRA. In light of Brexit, the UK has onshored the Solvency II regime and amended the rules so that firms can continue to operate effectively after the end of the transitional period. In 2024, the UK completed its consultation period on Solvency II reforms and made certain amendments to Solvency II as implemented in the UK.
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
PRA requirements
IGI UK is subject to regulation by the FCA and the PRA. The onshored Solvency Capital Requirement (“SCR”) for IGI UK is governed by the onshored Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.
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
The onshored Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year year period, with a minimum of £3.5 million. IGI UK has chosen the onshored Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.
IGI UK has assessed the appropriateness of the Standard Formula on both a qualitative and quantitative basis and considers it to provide an appropriate fit to IGI UK’s business and risk profile.
Specifically, the assessment confirms that the Standard Formula:
•captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;
•is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;
•has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and
•is applied with no consideration for the risk absorbing effect of technical provisions and deferred taxes resulting in an SCR requirement that is more prudent.
The Standard Formula SCR and associated onshored Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results reported in full to the Audit, Risk and Compliance Committee of the UK board in addition to being communicated to the IGI Bermuda and IGI boards.
The adequacy of the IGI UK’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.
IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 76% and 52% in 2023 and 2022, respectively. IGI UK’s draft financial statements for the year ended December 31, 2024 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 49%.
Dubai International Financial Centre (“DIFC”)
IGI Dubai, our wholly owned subsidiary, is currently organized under the laws of the DIFC. The DIFC is a financial free zone with its own civil and commercial laws established in the Emirate of Dubai pursuant to Law No. (9) of 2004 issued by the Ruler of Dubai. The DIFC operates within a unique legal and regulatory framework that is distinct from those applicable in the rest of the United Arab Emirates (the “UAE”). Such framework was achieved through a synthesis of UAE federal law and Dubai law, pursuant to: (i) an amendment to Article (121) of the UAE Constitution which deals with the division of powers between Federal and Emirati authorities and allows enacting a financial free zone law, which in turn allows an Emirati Government to create a financial free zone within a particular Emirate; (ii) the enactment of the Federal Law No. (8) of 2004 which exempts financial free zones from all UAE federal civil and commercial laws, thereby permitting the DIFC to have its own civil and commercial laws modelled closely on international standards and principles of common law (although UAE criminal law still applies); and (iii) the Cabinet Resolution No. (28) of 2007 on the Executive Regulations of the Federal Law No. (8) of 2004.
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
Money Laundering and Financial Crime Regime in the UAE
IGI Dubai Subsidiary is registered in the DIFC and is subject to DFSA supervision for the purpose of anti-money laundering compliance in the DIFC. Under Article 70(3) of the DIFC Regulatory Law, the DFSA has jurisdiction for the regulation of anti-money laundering in the DIFC and is the relevant authority that licenses and supervises Relevant Persons in the DIFC for the purposes of the UAE Federal legislation relating to money laundering, terrorist financing, the financing of unlawful organizations or sanctions non-compliance. Further, the UAE criminal law applies in the DIFC and, therefore, companies registered in the DIFC must be aware of their obligations in respect of UAE criminal law as well as the DIFC Regulatory Law. Relevant UAE criminal laws include, but are not limited to, Federal Law No. 20 of 2018 regarding combating money laundering and terrorist financing, Federal Law No. 7 of 2014 regarding combating terrorism offenses, the implementing regulations under those laws and the UAE Penal Code.
Labuan, Malaysia
IGI Labuan, a branch of IGI for purposes of engaging in business in Malaysia, is licensed by the Labuan FSA as a “second-tier offshore reinsurer,” which means that local brokers may only offer reinsurance business to IGI after first offering it to first-tier reinsurers.
IGI Labuan is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. IGI Labuan obtained the approval of the Labuan Financial Services Authority to engage the Labuan FSA’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in Labuan International Offshore Financial Center.
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
Specifically, the assessment confirms that the Standard Formula:
•captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;
•is sufficiently sensitive to future changes in the Company’s risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;
•has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and
•is applied with adjustment for the risk absorbing effect of technical provisions and deferred taxes.
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
IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s draft financial statements for the year ended December 31, 2024 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 157%.
Jordan
Our subsidiary, IGI Underwriting, which is based in Amman, Jordan, is subject to regulation of the Insurance Supervision Department of Central Bank of Jordan. The Insurance Supervision Department replaced the Insurance

Commission of Jordan pursuant to the restructuring of Institutions and Government Departments Law No 17 of 2014, Article D. The Central Bank of Jordan assumed the role of insurance supervisor and regulator from the Ministry of Industry, Trade and supply in June 2021 following the enactment of the Insurance Regulatory Law No 12 of 2021 and an insurance supervision department was established thereafter. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business & Responsibilities of the Coverholder.” As a licensed offshore entity, IGI Underwriting is required to update certain information with the Insurance Supervision Department annually to renew its license.
Morocco
A representative office of IGI Bermuda, which is based in Morocco and serves as our Africa hub, is registered in the CFC. CFC is an economic and financial center located in Casablanca, Morocco, and was established by law No. 44-10 in December 2010. The Casablanca Finance City Authority is responsible for managing and promoting CFC.
Competition
The insurance and reinsurance industries are mature and highly competitive. Competition varies significantly on the basis of product and geography. Insurance and reinsurance companies compete on the basis of many factors, including premium charges, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments, reputation and experience in the particular risk to be underwritten, quality of service, the jurisdiction where the reinsurer or insurer is licensed or otherwise authorized, capacity and coverages offered and various other factors. Increased competition could result in fewer submissions for our products and services, lower rates charged, slower premium growth and less favorable policy terms and conditions, any of which could adversely impact our growth and profitability
We compete with major U.S., UK, Bermudian, European and other domestic and international insurers and reinsurers and underwriting syndicates from Lloyd’s, some of which have longer operating histories, more capital and/or more favorable ratings than we do, as well as greater marketing, management and business resources. We also compete with capital market participants that create alternative products, such as catastrophe bonds, that are intended to compete with traditional reinsurance products. In addition to asset managers and reinsurers who provide collateralized reinsurance and retrocessional coverage, the availability of these non-traditional products could reduce the demand for both traditional insurance and reinsurance products.
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
Litigation and Arbitration
There are no governmental, legal or arbitration proceedings to which we are a party which are expected to have a material effect on our financial position or profitability (including any such proceedings which are pending or threatened or which we are aware of). However, in any given year, litigation could arise which might have an adverse effect on our results for such year. See “Risk Factors — Risks Relating to Our Business and Operations — We are involved in legal and other proceedings from time to time, and we may face damage to our reputation or legal liability as a result”.
In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables us to cede portions of our underwriting risk to others. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2024, the amount owed to us from our reinsurers for paid claims was approximately $12.0 million and the portion of our case reserves due from reinsurers was approximately $113.3 million. In some cases, there can be disputes with reinsurers over their contractual obligations and their understanding of our maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate our maximum liability. In some cases, these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by us and in some cases by our reinsurers.
C.Organizational Structure
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
Real estate properties development and lease
Founded: 2004
Regulator: N/A
International General Insurance Company Nordic AS
Norway
Managing general agency
Acquired: 2023
Regulator: Financial Supervisory Authority of Norway

D.Property, Plants and Equipment
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
In addition, we have a corporate and other segment (“Corporate and other”) which includes the activities of the Company, and which carries out certain functions, including investment management. Corporate and other includes general and administrative expenses, investment income, net realized gain (loss) on investments, net unrealized gain (loss) on investments, change in allowance for expected credit losses on investments, net foreign exchange gain (loss), change in allowance for expected credit losses on receivables, other expenses/revenues, change in fair value of derivative financial liabilities and income tax expense.
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
Income tax expense
Income tax expense reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code, (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law, (4) corporate tax payable by IGI Europe in accordance with Malta income tax law, (5) that IGI Dubai and IGI Dubai Subsidiary are subject to income tax according to the UAE Federal tax law, (6) that IGI Bermuda is a tax-exempt company, (7) that IGI Underwriting is a tax-exempt company in Jordan, and (8) that IGI Nordic is subject to income tax according to Norwegian tax law.
A.Operating Results
The following section reviews IGI’s results of operations during the years ended December 31, 2024, 2023 and 2022. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated
The following table summarizes IGI’s consolidated statement of income for the years indicated:

	Year Ended December 31
	2024	2023	2022

	($) in millions, except per share information
Gross written premiums	$700.1	$688.7	$582.0
Ceded written premiums	(210.6)	(191.5)	(189.2)
Net written premiums	489.5	497.2	392.8
Net change in unearned premiums	(6.4)	(50.0)	(16.4)
Net premiums earned	483.1	447.2	376.4
Investment income	51.9	40.4	20.9
Net realized gain (loss) on investments	0.6	6.7	(0.7)
Net unrealized gain (loss) on investments	1.4	2.7	(5.5)
Change in allowance for expected credit losses on investments	—	0.4	(0.3)
Other revenues	2.0	1.9	2.4
Total revenues	539.0	499.3	393.2
Expenses
Net loss and loss adjustment expenses	(216.1)	(189.1)	(157.6)
Net policy acquisition expenses	(79.5)	(75.0)	(70.2)
General and administrative expenses	(90.4)	(78.9)	(67.2)
Change in allowance for expected credit losses on receivables	(1.5)	(2.5)	(3.2)
Change in fair value of derivative financial liabilities	(4.9)	(27.3)	4.6
Other expenses	(6.1)	(5.6)	(4.0)
Net foreign exchange (loss) gain	(8.1)	5.1	(3.5)
Total expenses	(406.6)	(373.3)	(301.1)
Income before tax	132.4	126.0	92.1
Income tax credit (expense)	2.8	(7.8)	(2.9)
Net income	$135.2	$118.2	$89.2
Basic earnings per share attributable to equity holders	$3.01	$2.58	$1.85
Diluted earnings per share attributable to equity holders	$2.98	$2.55	$1.84
Gross written premiums
Gross written premiums increased 1.7% from $688.7 million in 2023 to $700.1 million in 2024. This was primarily due to a 2.9% increase (or $11.6 million) in the specialty short-tail segment, and a 36.5% increase (or $22.3 million) in the reinsurance segment, which was partially offset by a 9.9% decrease (or $22.5 million) in the specialty long-tail segment. The increase in gross written premiums was the result of new business generated across most of the lines in our short-tail segment and our reinsurance segment, supported by the increase in overall premium renewal rates in the reinsurance segment which benefited from sustained hard market conditions.
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

Ceded written premiums
Ceded written premiums increased 10.0% from $191.5 million in 2023 to $210.6 million in 2024. This increase was primarily due to higher facultative reinsurance purchases recorded under the short-tail segment.
Ceded written premiums increased 1.2% from $189.2 million in 2022 to $191.5 million in 2023. The increase in ceded written premiums was due to the increase in gross written premiums, offset by a 10.7% decrease in facultative reinsurance purchases within the short-tail segment.
Net change in unearned premiums
Net change in unearned premiums decreased 87.2% from expense of $50.0 million in 2023 to expense of $6.4 million in 2024. The decrease in net change in unearned premiums was attributable to the decrease in net written premiums in our long-tail segment and the increase in ceded written premiums under our short-tail segment, both of which caused a lower level of net change in unearned premiums on a comparative basis.
Net change in unearned premiums increased more than two-fold from expense of $16.4 million in 2022 to expense of $50.0 million in 2023. The increase in net change in unearned premiums of $33.6 million was due to the increase in net written premiums in our short-tail segment and our reinsurance segment.
Net premiums earned
As a result of the foregoing, net premiums earned increased 8.0% from $447.2 million in 2023 to $483.1 million in 2024.
As a result of the foregoing, net premiums earned increased 18.8% from $376.4 million in 2022 to $447.2 million in 2023.
Net investment income

Net investment income increased from $14.4 million in 2022 and $50.2 million in 2023 to $53.9 million in 2024 as a result of the following:
Investment income
Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 28.5% from $40.4 million in 2023 to $51.9 million in 2024. This was primarily due to a $11.3 million increase in interest income which was attributable to the rise in interest rates compared in 2024 to 2023 along with a greater amount of funds invested in fixed maturity securities available-for-sale and bank term deposits.
Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 93.3% from $20.9 million in 2022 to $40.4 million in 2023. This was primarily due to a $19.4 million increase in interest income which was attributable to the rise in interest rates compared to the same period of 2022 along with a greater amount of funds invested in fixed maturity securities available-for-sale.
Net realized gain on investments
Net realized gain on investments reflects a net gain of $0.6 million in 2024 compared to a net gain of $6.7 million in 2023. This change was primarily due to a higher realized gain on the sale of equity securities benefiting from positive market conditions in 2023.
Net realized gain (loss) on investments reflects a net gain of $6.7 million in 2023 compared to a net loss of $0.7 million in 2022. This change was primarily due to a realized gain on the sale of equity securities benefiting from positive market conditions.

Net unrealized gain on investments
Net unrealized gain on investments reflects a net gain of $1.4 million in 2024 compared to a net gain of $2.7 million in 2023. This change was primarily due to a less favorable mark to market revaluation gain recorded on equity securities during 2024 compared to 2023.
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
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses increased 14.3% from $189.1 million in 2023 to $216.1 million in 2024. This was primarily due to the increase in current accident year losses in all segments in 2024 compared to 2023, and to a lesser extent negatively impacted by lower favorable development on loss reserves from prior accident years. See “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development.”
IGI’s loss ratio increased by 2.4 percentage points from 42.3% for the year ended December 31, 2023 to 44.7% for the year ended December 31, 2024. This increase was primarily attributable to (1) higher current accident year losses of $253.3 million for the year ended December 31, 2024, compared to $228.4 million for the year ended December 31, 2023 which included a higher current accident year catastrophe losses, of $44.6 million or 9.2 points for the year ended December 31, 2024, compared to $38.3 million or 8.6 points for the year ended December 31, 2023, and (2) to a lesser extent a lower favorable development on loss reserves from prior accident years, which was $37.2 million or 7.7 percentage points for the year ended December 31, 2024, compared to $39.3 million or 8.8 points for the year ended December 31, 2023.
Net loss and loss adjustment expenses increased 20.0% from $157.6 million in 2022 to $189.1 million in 2023. This was primarily due to the increase in current accident year losses in all segments in 2023 compared to 2022, which also included a higher current year catastrophe losses within the short-tail and reinsurance segments. The increase in current accident year losses was partially offset by higher favorable development on loss reserves from prior accident years within the short-tail and reinsurance segments.
IGI’s loss ratio increased by 0.4 percentage points from 41.9% for the year ended December 31, 2022 to 42.3% for the year ended December 31, 2023. This increase was primarily attributable to a lower favorable development on loss reserves from prior accident years, which was $39.3 million or 8.8 percentage points for the year ended December 31, 2023, compared to $42.0 million or 11.2 points for the year ended December 31, 2022. In addition, the increase in IGI’s loss ratio was attributable to the higher current accident year catastrophe losses, which were $38.3 million or 8.6 points for the year ended December 31, 2023, compared to $24.4 million or 6.5 points for the year ended December 31, 2022.

The tables below outline reported incurred losses on catastrophe events in the years ended December 31, 2024, 2023 and 2022.

	For the Year Ended December 31, 2024
	Gross Incurred Amount	Net Incurred Amount

	($ in millions)
Catastrophe Event
Taiwan Earthquake	$6.2	$6.2
UAE & Oman Floods	5.3	5.3
Southern Germany Floods	1.9	1.9
UK Flood	1.8	1.8
Djibouti Storm	2.3	1.4
Other	14.1	10.1
Provided during the year related to prior accident years	9.6	11.4
Total	$41.2	$38.1

	For the Year Ended December 31, 2023
	Gross Incurred Amount	Net Incurred Amount

	($ in millions)
Catastrophe Event
Turkey Earthquake	$10.6	$9.3
Cyclone Gabrielle	4.4	3.1
Hurricane Otis	7.5	2.5
Oman Adverse Weather Conditions	1.3	1.2
Hawaii Wildfires	1.1	1.1
Other	9.2	8.3
Provided during the year related to prior accident years	8.2	4.1
Total	$42.3	$29.6

	For the Year Ended December 31, 2022
	Gross Incurred Amount	Net Incurred Amount

	($ in millions)
Catastrophe Event
Hurricane Ian	$2.2	$2.1
Australia Floods	1.8	1.8
Adverse High Wind – Event Cancelation	1.1	0.9
Typhoon Hinnamnor	0.8	0.8
Kuwait Flood	0.8	0.7
Other	5.8	5.1
Provided during the year related to prior accident years	28.3	19.0
Total	$40.8	$30.4
Net policy acquisition expenses
Net policy acquisition expenses increased 6.0% from $75.0 million in 2023 to $79.5 million in 2024. The net policy acquisition expense ratio for 2023 was 16.8% compared to 16.5% for 2024.
Net policy acquisition expenses increased 6.8% from $70.2 million in 2022 to $75.0 million in 2023. The net policy acquisition expense ratio for 2022 was 18.7% compared to 16.8% for 2023. The decrease of 1.9 percentage points was primarily attributable to a higher retention ratio under the short-tail segment, coupled with growth in net premiums earned.
General and administrative expenses
General and administrative expenses increased by 14.6% from $78.9 million in 2023 to $90.4 million in 2024. This was primarily caused by higher human resources costs and IT related expenses in line with the Company’s growth.
General and administrative expenses increased by 17.4% from $67.2 million in 2022 to $78.9 million in 2023. This was primarily due to new hires, professional fees and IT related expenses.
Change in allowance for expected credit losses on receivables
Change in allowance for expected credit losses on receivables decreased from $2.5 million in 2023 to $1.5 million in 2024 due to the decrease in over 365 days due receivables which carry 100% of ECL allowance.
Change in allowance for ECL on receivables decreased from $3.2 million in 2022 to $2.5 million in 2023. This decrease was mainly due to recording of an allowance in the year ended December 31, 2022 as a result of the economic sanctions imposed on Russia related to the invasion of Ukraine, which was largely reversed in the year ended December 31, 2023.
Change in fair value of derivative financial liabilities
Change in fair value of derivative financial liabilities decreased from a loss of $27.3 million in 2023 to a loss of $4.9 million in 2024. The decrease was a result of (1) in 2023, the increase in the fair value of warrants upon settlement of warrants in cash pursuant to the Company’s offer to purchase all of its outstanding warrants at an average purchase price of $0.95 per warrant in cash and related redemption of warrants, and (2) the discontinuation of changes in the fair value of earnout share as the final tranche of earnout shares vested during the third quarter of 2024.
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
Other Expenses
Other expenses increased from $5.6 million in 2023 to $6.1 million in 2024. It also increased from $4.0 million in 2022 to $5.6 million in 2023. The increase in 2023 was mainly due to $1.9 million of expenses related to the repurchase of and redemption of warrants for cash.
Net foreign exchange (loss) gain
Net foreign exchange loss for the year ended December 31, 2024 was $8.1 million compared to a gain of $5.1 million for the year ended December 31, 2023. During 2024, the Company experienced a negative currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.
Net foreign exchange gain for the year ended December 31, 2023 was $5.1 million compared to a loss of $3.5 million for the year ended December 31, 2022. This was primarily attributable to a greater degree of positive currency movement in our major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.
Results of Operations — Specialty Long-tail Segment
The following table summarizes the results of operations of IGI’s specialty long-tail segment for the years indicated:

	Year Ended December 31
	2024	2023	2022

	($) in millions, unless otherwise specified
Gross written premiums	$204.4	$226.9	$233.1
Ceded written premiums	(68.2)	(73.9)	(65.6)
Net written premiums	136.2	153.0	167.5
Net change in unearned premiums	10.1	4.8	(0.1)
Net premiums earned (a)	146.3	157.8	167.4
Net loss and loss adjustment expenses (b)	(78.7)	(69.2)	(50.5)
Net policy acquisitions expenses (c)	(28.1)	(31.2)	(33.1)
Underwriting income	$39.5	$57.4	$83.8

Loss ratio (b)/(a) (%)	53.8%	43.9%	30.2%
Net policy acquisition expense ratio (c)/(a) (%)	19.2%	19.8%	19.8%
Gross written premiums
Gross written premiums in the specialty long-tail segment decreased 9.9% from $226.9 million in 2023 to $204.4 million in 2024. This was primarily due to the decline in new business because of the Company’s cautious and selective approach driven by the softness in the market for this segment.
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

Ceded written premiums
Ceded written premiums in the specialty long-tail segment decreased from $73.9 million in 2023 to $68.2 million in 2024, in line with the decrease in gross written premiums.
Ceded written premiums in the specialty long-tail segment increased from $65.6 million in 2022 to $73.9 million in 2023. The increase was primarily due to increased quota share reinsurance purchases in the professional lines and financial institutions line of business, in addition to increased non-proportional reinsurance purchases in the professional lines.
Net change in unearned premiums
Net change in unearned premiums in the specialty long-tail segment increased from income of $4.8 million in 2023 to income of $10.1 million in 2024. The increase was primarily driven by our inherent defects insurance line of business, which contributed a majority of the unearned premiums released during 2024 as a result of the Company ceasing to write this business.
Net change in unearned premiums in the specialty long-tail segment increased from expense of $0.1 million in 2022 to income of $4.8 million in 2023. The net change was primarily driven by the decrease in gross written premiums, coupled with higher release of earned premiums related to prior underwriting years in 2023 compared to 2022.
Net premiums earned
As a result of the foregoing, net premiums earned in the specialty long-tail segment decreased 7.3% from $157.8 million in 2023 to $146.3 million in 2024, and decreased 5.7% from $167.4 million in 2022 to $157.8 million in 2023.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the specialty long-tail segment increased by 13.7% from $69.2 million in 2023 to $78.7 million in 2024. This was primarily due to $7.2 million of lower favorable development on loss reserves from prior accident years in this segment, accompanied by a $2.3 million increase in current accident losses on a comparative basis.
The loss ratios in the long-tail segment were 53.8% and 43.9% in 2024 and 2023, respectively. The increase in the ratio was mainly driven by a higher level of net loss and loss adjustment expenses and lower net premiums earned on a comparative basis.
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
Policy acquisition expenses
Policy acquisition expenses in the specialty long-tail segment decreased by 9.9% from $31.2 million in 2023 to $28.1 million in 2024. The net policy acquisition expense ratio for 2024 was 19.2% compared to 19.8% in 2023.
Policy acquisition expenses in the specialty long-tail segment decreased by 5.7% from $33.1 million in 2022 to $31.2 million in 2023. The net policy acquisition expense ratio for each of 2023 and 2022 was 19.8%.

Results of Operations — Specialty Short-tail Segment
The following table summarizes the results of operations of IGI’s specialty short-tail segment for the years indicated:

	Year Ended December 31
	2024	2023	2022

	($) in millions, unless otherwise specified
Gross written premiums	$412.3	$400.7	$317.4
Ceded written premiums	(140.9)	(117.6)	(123.6)
Net written premiums	271.4	283.1	193.8
Net change in unearned premiums	(15.4)	(46.9)	(15.1)
Net premiums earned (a)	256.0	236.2	178.7
Net loss and loss adjustment expenses (b)	(103.3)	(93.1)	(90.0)
Net policy acquisitions expenses (c)	(40.5)	(36.0)	(31.5)
Underwriting income	$112.2	$107.1	$57.2

Loss ratio (b)/(a) (%)	40.4%	39.4%	50.4%
Net policy acquisition expense ratio (c)/(a) (%)	15.8%	15.2%	17.6%
Gross written premiums
Gross written premiums in the specialty short-tail segment increased by 2.9% from $400.7 million in 2023 to $412.3 million in 2024. This was primarily due to the growth in gross written premiums in most of the business lines in this segment.
Gross written premiums in the specialty short-tail segment increased by 26.2% from $317.4 million in 2022 to $400.7 million in 2023. This was primarily due to the increase in average renewal premium rates of 9.0% and growth in new business in 2023. Most of our lines of business contributed to growth in gross written premiums in this segment.
Ceded written premiums
Ceded written premiums in the specialty short-tail segment increased by 19.8% from $117.6 million in 2023 to $140.9 million in 2024. This increase was primarily due to higher facultative reinsurance purchases recorded.
Ceded written premiums in the specialty short-tail segment decreased by 4.9% from $123.6 million in 2022 to $117.6 million in 2023. This decrease was primarily due to lower facultative reinsurance purchases recorded.
Net change in unearned premiums
Net change in unearned premiums decreased from an expense of $46.9 million in 2023 to an expense of $15.4 million in 2024. This decrease was attributable to a higher level of reinsurance ceded premiums under the short-tail segment on a comparative basis causing a lower level of change in unearned premiums on a net basis.
Net change in unearned premiums increased from an expense of $15.1 million in 2022 to an expense of $46.9 million in 2023. This increase was in line with the increase in net written premiums recorded in this segment on a comparative basis.
Net premiums earned
As a result of the foregoing, net premiums earned in the specialty short-tail segment increased 8.4% from $236.2 million in 2023 to $256.0 million in 2024 and increased 32.2% from $178.7 million in 2022 to $236.2 million in 2023.

Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the specialty short-tail segment increased by 11.0% from $93.1 million in 2023 to $103.3 million in 2024. This was primarily due to a $12.6 million increase in current accident losses, offset by $2.4 million of higher favorable development on loss reserves from prior accident years in 2024 compared to 2023.
Net loss and loss adjustment expenses in the specialty short-tail segment increased by 3.4% from $90.0 million in 2022 to $93.1 million in 2023. This was primarily due to a $10.4 million increase in current accident losses, offset by $7.3 million of higher favorable development on loss reserves from prior accident years in 2023 compared to 2022.
The short-tail segment loss ratio increased by 1.0 percentage points to 40.4% for the year ended December 31, 2024 as compared to 39.4% during the year ended December 31, 2023. The increase in the loss ratio was mainly driven by higher net premiums earned on a comparative basis.
The short-tail segment loss ratio decreased by 11.0 percentage points to 39.4% for the year ended December 31, 2023 as compared to 50.4% during the year ended December 31, 2022. The decrease in the loss ratio was mainly driven by higher net premiums earned on a comparative basis.
Net policy acquisition expenses
Policy acquisition expenses in the specialty short-tail segment increased by 12.5% from $36.0 million in 2023 to $40.5 million in 2024 in line with the growth in premiums written. The net policy acquisition expense ratio for 2024 was 15.8% compared to 15.2% in 2023.
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
Results of Operations — Reinsurance Segment
The following table summarizes the results of operations of IGI’s reinsurance segment for the years indicated:

	Year Ended December 31
	2024	2023	2022

	($) in millions, unless otherwise specified
Gross written premiums	$83.4	$61.1	$31.5
Ceded written premiums	(1.5)	-	-
Net written premiums	81.9	61.1	31.5
Net change in unearned premiums	(1.1)	(7.9)	(1.2)
Net premiums earned (a)	80.8	53.2	30.3
Net loss and loss adjustment expenses (b)	(34.1)	(26.8)	(17.1)
Net policy acquisitions expenses (c)	(10.9)	(7.8)	(5.6)
Underwriting income	$35.8	$18.6	$7.6

Loss ratio (b)/(a) (%)	42.2%	50.4%	56.4%
Net policy acquisition expense ratio (c)/(a) (%)	13.5%	14.7%	18.5%

Gross written premiums
Gross written premiums in the reinsurance segment increased 36.5% from $61.1 million in 2023 to $83.4 million in 2024, benefitting from growth in both new business premiums and renewal premiums under proportional and non-

proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 4.9%.
Gross written premiums in the reinsurance segment increased 94.0% from $31.5 million in 2022 to $61.1 million in 2023, benefitting from growth in both new business premiums and renewal premiums under proportional and non-proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 25.4%.
Net change in unearned premiums
Net change in unearned premiums in the reinsurance segment decreased from an expense of $7.9 million in 2023 to an expense of $1.1 million in 2024. Out of $20.8 million increase in net written premiums in this segment, 69.2% increase was related to the business incepted in the first half of 2024, which carried lower unearned premiums expense as of the year end 2024.
Net change in unearned premiums in the reinsurance segment increased from an expense of $1.2 million in 2022 to an expense of $7.9 million in 2023. This increase was in line with the increase in net written premiums recorded in this segment on a comparative basis.
Net premiums earned
As a result of the foregoing, net premiums earned in the reinsurance segment increased 51.9% from $53.2 million in 2023 to $80.8 million in 2024, and increased 75.6% from $30.3 million in 2022 to $53.2 million in 2023.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the reinsurance segment increased 27.2% from $26.8 million in 2023 to $34.1 million in 2024. This was primarily due to the increase in current year accident year losses of $10.0 million on a comparative basis. The increase in current year losses was partially offset by $2.7 million of higher favorable development on loss reserves from prior accident years in 2024 compared to 2023.
Net loss and loss adjustment expenses in the reinsurance segment increased 56.7% from $17.1 million in 2022 to $26.8 million in 2023. This was primarily due to the increase in current year accident year losses of $14.0 million on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the Turkey earthquake in 2023. The increase in current year losses was partially offset by a positive change of $4.3 million from unfavorable development on loss reserves from prior accident years in 2022 compared to favorable development in 2023.
Loss ratios for the reinsurance segment for the three years ended December 31, 2024, 2023 and 2022 were as follows:
•42.2% in 2024
•50.4% in 2023
•56.4% in 2022
The decrease in the loss ratios for the reinsurance segment in 2024 and 2023 was mainly driven by the increase in net premiums earned being higher than the increase in net loss and loss adjustment expenses on a comparative basis.
Net policy acquisition expenses
Net policy acquisition expenses in the reinsurance segment increased by 39.7% from $7.8 million in 2023 to $10.9 million in 2024. The net policy acquisition expense ratio for 2024 was 13.5% compared to 14.7% for 2023. The decrease in the net policy acquisition expense ratio was primarily attributable to growth in net premiums earned.
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
In addition to presenting net income for the year determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance. Core operating income is calculated by the addition or subtraction of certain income statement line items from net income for the year, the most directly comparable U.S. GAAP financial measure, as illustrated in the table below.
Return on average equity and core operating return on average equity, which are both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the year.

	Year Ended December 31
	2024	2023	2022

	($) in millions, unless otherwise specified
Net income for the year	$135.2	$118.2	$89.2
Reconciling items between net income for the year and core operating income:
Net realized (gain) loss on investments	(0.6)	(6.7)	0.7
Net unrealized (gain) loss on investments	(1.4)	(2.7)	5.5
Tax impact of net unrealized (gain) loss on investments(1)	—	0.1	(0.1)
Change in allowance for expected credit losses on investments	—	(0.4)	0.3
Tax impact of change in allowance for expected credit losses on investments(1)	—	—	0.1
Change in fair value of derivative financial liabilities	4.9	27.3	(4.6)
Expenses related to conversion of warrants in cash(2)	—	1.9	-
Net foreign exchange loss (gain)	8.1	(5.1)	3.5
Tax impact of net foreign exchange loss (gain)(1)	(1.4)	1.2	(0.7)
Core operating income	$144.8	$133.8	$93.9
Average shareholders’ equity(3)	$597.6	$475.7	$396.0
Return on average equity (%)(4)	22.6%	24.8%	22.5%
Core operating return on average equity (%)(5)	24.2%	28.1%	23.7%
Basic core operating earnings per share ($)(6)	$3.23	$2.92	$1.95
Diluted core operating earnings per share ($)(6)	$3.19	$2.88	$1.94

(1)The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.
(2)This expense is included in the ‘Other expenses’ line item in the Consolidated Statement of Income.
(3)Represents the total shareholders’ equity at the reporting period end plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.
(4)Return on average equity represents the net income for the year divided by average shareholders' equity.
(5)Represents core operating income for the year divided by average shareholders’ equity.
(6)Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares diluted as follows:

	Year Ended December 31
	2024	2023	2022
($) in millions, except per share information and number of shares as indicated below
Core operating income for the year	$144.8	$133.8	$93.9
Minus: Core operating income attributable to earnout shares	1.5	8.5	5.2
Minus: Dividends attributable to restricted share awards	0.6	—	0.1
Core operating income for the period attributable to common shareholders (a)	$142.7	$125.3	$88.6
Weighted average number of shares – basic (in millions of shares) (b)	44.2	42.9	45.5
Weighted average number of shares – diluted (in millions of shares) (c)	44.7	43.5	45.7
Basic core operating earnings per share ($) (a/b)	$3.23	$2.92	$1.95
Diluted core operating earnings per share ($) (a/c)	$3.19	$2.88	$1.94
B.Liquidity and Capital Resources
Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.
As of December 31, 2024, our cash and cash equivalents totaled $155.2 million with short-term investments amounting to $89.5 million, providing available short-term liquidity of $244.7 million. Our entire balance of cash and cash equivalents, as well as our short-term investments, were held by subsidiaries outside the U.S., primarily in Bermuda, the United Kingdom, Malta and Malaysia. These funds are mainly utilized to support the on-going liquidity needs of these subsidiaries outside the United States and, to some extent, to fund the share repurchase program and dividend distributions by the Company. Since the SEC registrant and parent company is incorporated in Bermuda, and all of its subsidiaries are organized and based outside the U.S., the Company has no need or plans to repatriate cash to the United States.
The Company is indefinitely reinvesting its funds held in foreign jurisdictions outside of the U.S. While the Company has no subsidiaries in the United States and has no plans to repatriate funds to the U.S., if any of its funds are ever in the future repatriated to the U.S., or used for U.S. operations, certain amounts could be subject to tax. Due to the uncertainty regarding the timing and circumstances of repatriation of any such earnings, if any, it is not practicable at this time to quantify the amount of tax that would be payable in connection with such repatriation
We have not historically incurred debt. As of December 31, 2024, we had $5.1 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements. As of December 31, 2023, we had $1.8 million of letters of credit. In addition, as of December 31, 2024 and 2023, we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.
Our current arrangements with bankers for the issue of letters of credit require us to provide collateral in the form of investments whereby the issued letters of credit do not exceed 70% of the collateralized investment. As at December 31, 2024 and 2023, these investments amounted to $7.3 million and $2.6 million, respectively. We do not consider that this unduly restricts our liquidity at this time.

In 2021, we signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an aggregate amount of $1.25 million in five installments over five years to support cancer research projects. As of December 31, 2024, we have paid $1.0 million and the remaining instalment amounting to $0.25 million will be made in 2025.
We have historically paid regular dividends to our shareholders. In March 2022, we declared a dividend of $0.19 per share, and in May, August and November 2022, we declared dividends of $0.01 per share, respectively. In March, May, August and November 2023, we declared dividends of $0.01 per share, respectively. In March 2024, we declared dividends of $0.51 per share, and in May, August and November 2024, we declared dividends of $0.025 per share, respectively.
Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the BMA in Bermuda, by the FCA and the PRA in the United Kingdom, and by the MFSA in Malta. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.
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
We target a solvency ratio of more than 130% of the BSCR (120% is the minimum that the BMA requires), to ensure capital strength, enable opportunistic growth and support a stable dividend policy.
Cash flows
IGI has three main sources of cash flows: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities is provided in the following table:

	Year Ended December 31
	2024	2023	2022

	($) in millions
Net cash flows from operating activities	$209.5	$196.6	$154.9
Net cash flows used in investing activities	(186.6)	(90.4)	(246.6)
Net cash flows used in financing activities	(49.7)	(49.1)	(12.5)
Change in cash and cash equivalents	$(26.8)	$57.1	$(104.2)
Net cash flows from operating activities
Net cash flows from operating activities increased from net cash inflow of $196.6 million for the year ended December 31, 2023 compared to net cash inflow of $209.5 million for the year ended December 31, 2024. This increase was primarily due to the higher level of net premiums written in excess of net claim payments and acquisition costs paid.
Net cash flows from operating activities increased by $41.7 million from net cash inflow of $154.9 million for the year ended December 31, 2022 compared to net cash inflow of $196.6 million for the year ended December 31, 2023. This increase was primarily due to growth of the business.

Net cash flows used in investing activities
Net cash flows used in investing activities increased from net cash outflow of $90.4 million for the year ended December 31, 2023 to net cash outflow of $186.6 million for the year ended December 31, 2024. This was primarily due to the decrease in the term deposits and short-term investments combined, which were supported by higher purchases of fixed maturity securities available-for-sale.
Net cash flows used in investing activities decreased from net cash outflow of $246.6 million for the year ended December 31, 2022 to net cash outflow of $90.4 million for the year ended December 31, 2023. This was primarily due to positive movement on the term deposits and short-term investments combined, which was offset by higher purchases of fixed maturity securities available-for-sale, equity securities and other investments.
Net cash flows used in financing activities
Net cash flows used in financing activities increased from a net cash outflow of $49.1 million for the year ended December 31, 2023 to a net cash outflow of $49.7 million for the year ended December 31, 2024. The cash outflow from financing activities in the year ended December 31, 2024 included a dividend payment of $26.5 million, and the repurchase of common shares under our share repurchase program of $23.2 million.
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
Ratings
In November 2021, A.M. Best reaffirmed the ratings of our insurance subsidiaries (IGI Bermuda, IGI UK and IGI Europe) with an “A” (Excellent)/Stable. This rating reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. In November 2023 and November 2024, A.M. Best reaffirmed our rating with an “A” (Excellent)/Stable.
In April 2024, S&P reaffirmed our financial strength with an “A-”/Stable.
Capital Requirements
We are subject to regulatory and internal management capital requirements.
BMA requirements
IGI Bermuda is regulated by the BMA and as such is subject to the BMA’s capital and solvency requirements. For purposes of IGI Bermuda’s capital requirements, the BMA considers the combination of risk bearing entities that consolidate into IGI Bermuda in addition to treating other companies in the IGI Group as “investments in affiliates” and so assesses the capital and solvency of the Group as a whole. IGI Bermuda maintains sufficient capital and solvency margins in compliance with the requirements under the Insurance Act.
IGI Bermuda is registered as a class 3B insurer by the BMA. A corporate body is registrable as a class 3B insurer where (i) 50% or more of its net premiums written, or (ii) 50% or more of its net loss and loss expense provisions, represent unrelated business and its total net premiums written from unrelated business are $50 million or more. IGI Bermuda generated net written premiums of $489.5 million, $497.2 million, and $392.8 million in 2024, 2023 and 2022, respectively.
The Insurance Act provides that the statutory assets of a general business insurer must exceed its statutory liabilities by an amount greater than the MSM prescribed for the applicable class of general business insurer. The MSM that must be maintained by a Class 3B insurer with respect to its general business is the greater of:
•$1 million;

•20% of the first $6 million of net premiums written; if in excess of $6 million, the figure is $1.2 million plus 15% of net premiums written in excess of $6 million;
•15% of the aggregate of net loss and loss expense provisions and other general business insurance reserves; or
•25% of its enhanced capital requirement (“ECR”) as reported at the end of the relevant year.
As such, the MSM required of IGI Bermuda     was $71.7 million, $65.0 million and $57.8 million, in each of 2024, 2023 and 2022, respectively.
The BMA also requires Class 3B insurers to maintain an additional amount of statutory capital and surplus equal to, or in excess of its ECR, which is established by reference to either the BSCR model or an approved internal capital model. IGI Bermuda’s ECR was $286.8 million, $260.0 million and $230.8 million in each of 2024, 2023 and 2022, respectively.
While not specifically referred to in the Insurance Act (or required thereunder), the BMA expects Class 3B insurers to hold capital at least equal to the target capital level (“TCL”). IGI Bermuda’s TCL was $344.2 million, $312.0 million and $277.0 million in each of 2024, 2023 and 2022, respectively.
IGI Bermuda’s 2024 draft statutory financial statements, and 2023 and 2022 audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements and was 227%, 211% and 179% in 2024, 2023 and 2022, respectively:

	Year Ended December 31
	2024*	2023*	2022

	($) in millions, unless otherwise specified
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	$71.7	$65.0	$57.8
Enhanced Capital Requirement (ECR)	286.8	260.0	230.8
Target Capital Level (TCL)	344.2	312.0	277.0

IGI Bermuda’s statutory capital and surplus	$649.7	$548.7	$413.8
Bermuda Solvency Capital Requirement Ratio (%)	227%	211%	179%
Headroom over TCL	$305.5	$236.7	$136.8
*The 2024 and 2023 figures are based on IGI Bermuda’s draft statutory financial statements.

PRA requirements
IGI UK is subject to regulation by the FCA and the PRA. The Solvency Capital Requirement (“SCR”) for IGI UK is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.
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
The Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (VaR) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of £3.5 million. IGI UK has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.
IGI has assessed the appropriateness of the Standard Formula on both a qualitative and quantitative basis and considers it to provide an appropriate fit to the Company’s business and risk profile.
Specifically, the assessment confirms that the Standard Formula:
•captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;
•is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;
•has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and
•is applied with an adjustment for the risk absorbing effect of technical provisions and deferred taxes.
The Standard Formula SCR and associated Solvency II Own Funds are recalculated at least quarterly and at other times in response to an actual or projected material change in the risk profile and the results reported in full to the Audit, Risk and Compliance Committee of the UK board in addition to being communicated to the IGI Bermuda and IGI boards.
The adequacy of the Company’s Own Funds to meet the SCR is monitored on an ongoing basis and particularly in the event of an anticipated or actual material impairment in the level of Own Funds.
IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 76% and 52% in 2023 and 2022, respectively. IGI UK’s draft financial statements for the year ended December 31, 2024 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 49%.
MFSA requirements
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
Specifically, the assessment confirms that the Standard Formula:
•captures the full scope of risks to which the Company is exposed and for which the holding of capital is an appropriate response;
•is sufficiently sensitive to future changes in the risk profile on both the asset and liabilities side of the balance sheet including the influence of outward reinsurance arrangements;
•has been applied in full with no application of undertaking specific parameters, simplifications or transitional measures; and
•is applied with adjustment for the risk absorbing effect of technical provisions and deferred taxes.

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
IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s draft financial statements for the year ended December 31, 2024 and audited financial statements for the years ended December 31, 2023 and 2022 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 157%, 158% and 157% for the years ended December 31, 2024, 2023 and 2022, respectively.
Derivative Financial Liabilities
The earnout shares issued to former shareholders of IGI and Tiberius are accounted for as a derivative financial liability because the earnout triggering events that determine the number of earnout shares to be vested include multiple settlement alternatives and events that are not solely indexed to the common shares of the Company. The earnout shares are subject to remeasurement at each balance sheet date until vested, and any change in fair value is recognized in the Group’s consolidated statement of income. On December 13, 2023, January 23, 2024, June 10, 2024 and August 12, 2024 the first, second, third and last vesting thresholds of the Earnout Shares were achieved. Accordingly, 1,400,000, 560,800, 550,000 and 462,500 respective common shares were transferred to equity and no longer considered a liability, and there were no outstanding unvested Earnout Shares as of December 31, 2024.
Investments
Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy is established by our investment committee and has been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.
In 2024, we managed most of our investment portfolio in-house, with the exception of approximately $23.8 million which was managed by a third-party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee established by our management and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2024 and 2023 was as follows:

	Fair Value
Asset Description	December 31, 2024	December 31, 2023

Fixed income securities	$1,004.1	$767.6
Fixed and call deposits	190.4	247.2
Cash at banks and held with investments managers	55.0	77.1
Equities	29.0	26.2
Real estate	1.9	3.5
Mutual funds	12.3	11.1
Total	$1,292.7	$1,132.7
The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2024:

Rating Grade	Bonds	Unquoted Bonds	Total

	($) in millions
AAA	$23.5	-	$23.5
AA	261.8	-	261.8
A	572.1	-	572.1
BBB	144.4	-	144.4
BB	0.2	-	0.2
Not Rated	0.1	2.0	2.1
Total	$1,002.1	$2.0	$1,004.1
The following table summarizes our investment results as of December 31, 2024, 2023 and 2022:

	Year Ended December 31
	2024	2023	2022

	($) in millions, unless otherwise specified
Average investments(1)	$1,215.2	$1,029.1	$882.9
Investment income(2)	51.9	40.4	20.9
Investment yield (%)(3)	4.3%	3.9%	2.4%
(1)Includes investments and cash and cash equivalents. The average balance represents the average month end fair value balances of total investments and cash and cash equivalents in each reporting period.
(2)Represents interest and dividend income, net of investment custodian fees and other investment expenses.
(3)Represents investment income divided by average investments.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31
	2024	2023	2022

	%
Barclays US Aggregate Bond Index	2.9	3.1	2.7
S&P 500® Index (dividend return)	1.3	1.5	1.7
The cost and carrying value of our fixed-maturity investments as of December 31, 2024 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2024
	Cost	Carrying Value

	($) in millions

2025	$141.2	$137.9
2026	205.2	200.2
2027	95.7	93.5
2028	136.3	134.0
2029	162.2	160.0
2030	80.3	79.2
2031	38.8	36.8
2032	11.6	11.2
2033	15.3	15.5
2034	55.0	56.1
After 2034	88.1	79.7
Total	$1,029.7	$1,004.1
Reinsurance
We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses and limiting volatility in underwriting performance. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:
•We purchase property, onshore energy and engineering reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2024. Our per risk reinsurance covers losses in respect of property and engineering from an entry point of $10.0 million up to $50.0 million PML. Meanwhile in respect of onshore energy, we purchase from an entry point of $12.5 million up to $50.0 million PML. PML error is purchased beyond the aforementioned limits for a further $22.5 million. Our catastrophe reinsurance purchase is $75.0 million with a reinstatable limit above an entry point of $15.0 million.
•We purchase offshore energy reinsurance to reduce our exposure to large losses. As of July 1, 2024, our maximum platform exposure was $75.0 million. Our offshore reinsurance protection has an entry point of

$15.0 million and provides coverage up to a further $82.5 million covering an element of “clash coverage” for a moveable risk relating to a fixed platform. The maximum “moveable risks” coverage is $25.0 million.
•Professional and financial lines reinsurance treaties — We purchase professional lines reinsurance to reduce our exposure to large losses by virtue of a 20% Quota Share Treaty. This Quota Share Treaty covers professional indemnity, directors and officers, financial institutions and warranty and indemnity business written or controlled by our London office underwriters.
•Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.
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
We buy our professional and financial lines reinsurance on a “risk attaching” basis. Under risk attaching treaties, all claims from policies incepting during the year of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If we are unable to renew or replace our existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, we could revise our underwriting strategy for new business to reflect the absence of reinsurance protection. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the year are covered. If we are unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, and therefore we would seek to purchase run off coverage.
Reinsurance Recoverables
At December 31, 2024, approximately 91.5% of IGI’s reinsurance recoverables on unpaid and paid losses (not including ceded unearned premiums) of $225.7 million were due from carriers which had a “A-” or higher rating from a major rating agency. The largest reinsurance recoverables from any one carrier was approximately 7.4% of total shareholders’ equity available to IGI at December 31, 2024.
The following table shows credit ratings of our top 5 reinsurers as of December 31, 2024, and the unpaid and paid reinsurance recoverable from such reinsurers as of both December 31, 2024 and 2023 (dollars in millions):

Reinsurer rating	Percentage of total reinsurance recoverables	Reinsurance recoverables at December 31, 2024	Reinsurance recoverables at December 31, 2023
A+	21.5%	$48.5	$35.0
A++	8.9%	20.1	13.7
A+	8.5%	19.1	11.2
B++	7.4%	16.7	43.1
A-	6.4%	14.5	9.2
Total		$118.9	$112.2
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
•At the time of loss information available regarding the circumstances and the extent of a loss may not be fully known.
•It may not be clear whether the circumstances of a loss are covered.
•If a legal decision is required to resolve coverage this may take many years.
•The actions the insured takes to remediate the loss may affect the eventual loss amount (favorably or unfavorably).
•For this purpose, the term “loss” refers to a claim and the direct costs associated with claims settlement. Except where specific reference to the costs associated with claims settlement is made, the term “claim” and “loss” are used interchangeably.
•The availability of replacement parts, skilled labor, access to the loss site and the speed at which repairs can be undertaken may not be known for some time and may be subject to change.
•It may be many years before the occurrence of a loss becomes known.
•Where claims take a long time to settle, new information, changes in circumstances, legal decisions, rates of exchange and economic conditions (particularly claims inflation) may affect the value and validity of claims made.
When a claim is reported, a member of the claims team will establish a “case reserve”. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry reserving practices, the experience and knowledge of the claims handler and practices of the claims team. If insufficient information is available, the claims handler may be unable to establish an estimate and will seek further information that will allow an informed estimate to be established. Claims reserves are also established to provide for:
•losses Incurred But Not Reported to the insurer (“pure IBNR”);
•potential changes in the adequacy of case reserves (“Incurred But Not Enough Reported” or “IBNER”); and
•the estimated expenses of settling claims, including both:
•Allocated Loss Adjustment Expenses: claims specific costs (such as legal, loss adjuster fees); and
•Unallocated Loss Adjustment Expenses: other general expenses (such as the costs of maintaining the claims handling function).
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

External (independent) Actuarial Review
Independent reviews of IGI’s reserves have been undertaken by a third-party actuarial consultancy since 2009. At present these reviews are undertaken on an annual basis.
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
In selecting appropriate development factors, a number of important considerations are made which require actuarial judgement. These include, but are not limited to, the following general principles:
•Periods of larger claims volume and more mature development provide more credibility and should be given a larger weighting.
•Typical claims development would generally expect to show a smooth and monotonically decreasing incremental pattern from period to period.
•Trends of the individual factors within each development, origin period and calendar year within the triangle are evaluated.
•The relevance of historical experience from older accident years used in projecting the future development of more recent accident years must be considered given changes in the mix of business, claims settlement processes, reinsurance protections and claims inflation within a class of business over time.
•Whether claims development is expected to continue beyond the period over which we have historic data available must be considered.
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
Each year the IELRs are derived for each line of business as part of the business planning process. Where relevant and credible data is available, a “bridging” process is used to inform the selection of the IELRs and itself divides each IELR into the following components:
•Small Losses (individual losses below a specified threshold);
•Large Risk Losses (risk losses greater than a specified threshold);
•Modelled Catastrophe Losses (losses arising from perils in countries modelled by our natural catastrophe modelling software, currently Verisk); and
•Non-Modelled Losses.
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
The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This calculation involves:
•For premiums: Estimating the premium that would be charged for the same group of risks (to the extent that sufficient information and time allows this will consider real rate changes, changes in the mix of business, line sizes, attachment points and limits).

•For claims: Modifying past claims amounts for claims inflation, changes in coverage, line size and limits (to the extent that sufficient information and time allows this will consider claims inflation, changes in the mix of business, line sizes, attachment points and limits).
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
•For paid claims: The BF paid estimate is equal to the paid claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unpaid (derived from the paid claims Chain Ladder Method).
•For case reported claims: The BF case reported estimate is equal to the case reported claims plus the IELR Method ultimate claims multiplied by the expected percentage estimated to be unreported (derived from the case reported claims Chain Ladder Method).
Other Methodologies: Additional exposure-based methodologies may be used where enough information is available and the materiality of the business, claims or the potential exposures involved are not adequately captured in a development triangle. Examples include:
•large exposures to known natural catastrophes (such as hurricanes, earthquakes and flood);
•large exposures to specific risk losses; and
•long-tailed low frequency, high severity classes.
Reserve for Unallocated Loss Adjustment Expenses (“ULAE”)
ULAE amounts are expenses arising from administering claims that are not directly attributable to individual claims. These include claims department salaries, an apportionment of the utilities, computer depreciation, office buildings depreciation, IT software expenses and investment expenses (Solvency II only) and the outward reinsurance department salaries. IGI expresses ULAE as a percentage of the gross unpaid reserves (case estimates and IBNR). IGI estimates ULAE reserves using methods that include but are not limited to:
•Claims staffing Method: This methodology assumes that the ULAE expenditures track in proportion with the number of claims processed, by way of:
•New claims reported during each calendar year.
•Claims remaining open at the end of each calendar year.
•Claims closed during each calendar year.
•Paid-to-Paid ratio: This method assumes that the historic ratio of ULAE to claims paid is consistent and that future ULAE is proportional to the unpaid claims.
•The Kittle Ratio: This method is similar to the Paid-to-Paid method, but assumes that future ULAE is proportional to the value of claims reported and claims settled.
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
The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2022 to 2024 and demonstrates the reserve surplus and deficiencies recognized over this year.
IGI Booked Reserves

	Year Ended December 31
($) in millions	2024	2023	2022
Net reserve for unpaid loss and loss adjustment expenses beginning of year	$499.9	$447.4	$395.5
Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	253.3	228.4	199.5
Previous accident years	(37.2)	(39.3)	(42.0)
Total	716.0	636.5	553.0
Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(21.6)	(25.8)	(14.9)
Previous accident years	(113.8)	(110.8)	(90.7)
Total	(135.4)	(136.6)	(105.6)
Reserve for unpaid loss and loss adjustment expenses at end of period	794.2	712.1	636.2
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(213.6)	(212.2)	(188.8)
Net reserve for unpaid loss and loss adjustment expenses at end of the year	$580.6	$499.9	$447.4
The following table sets out our claims reserving provisions including ULAE as of December 31, 2024 and 2023:
Change in Case Reserves, IBNR and ULAE

($) in millions	As of December 31, 2024	As of December 31, 2023	Difference
Gross Reported Case Reserve	$369.9	$345.4	$24.5
Reinsurance Reported Case Reserve	113.0	117.0	(4.0)
Net Reported Case Reserve	256.9	228.4	28.5
Net IBNR Reserves & ULAE	323.7	271.5	52.2
Net reserve for unpaid loss and loss adjustment expenses	$580.6	$499.9	$80.7
For the year ended December 31, 2023, the net ultimate loss increased by $228.4 million for accident year 2023 and decreased by $39.3 million for accident years 2022 and prior. The decrease in prior years’ ultimate losses is split between $16.9 million for the short-tail business, $19.2 million for the long-tail business and $3.2 million for the reinsurance business. Where appropriate, assumptions for future inflation have been updated to reflect an increase in the costs of goods and some services and an anticipated knock-on change in wage-related costs. The decrease in ultimate losses is however driven by consistent favorable claims experience.
For the year ended December 31, 2024, the net ultimate loss increased by $253.3 million for accident year 2024 and decreased by $37.2 million for accident years 2023 and prior. The decrease in prior years’ ultimate losses is split between $19.3 million for the short-tail business, $12.0 million for the long-tail business and $5.9 million for the reinsurance business. The decrease in ultimate losses is driven by consistent favorable claims experience in prior years.
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
The table below indicates that during each of the years ended December 31, 2024, 2023 and 2022, IGI has recorded reserving releases (item (C)).
Increases in Reserves/Decreases in Reserves: The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:
•An increase in the volume of business written;
•A change in the mix of business written toward business that takes a longer period to settle;
•Incidence of large risk or natural catastrophes; and
•Reserve strengthening.
As of December 31, 2024, 2023 and 2022, IGI had $323.7 million, $271.5 million and $240.5 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE

	Year Ended December 31
($) in millions	2024	2023	2022
Carrying balance of IBNR Reserves in Balance Sheet at beginning of the year (A)	$271.5	$240.5	$208.6
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(82.4)	(85.1)	(57.1)
IBNR Reserves release pertaining to prior years (C)	(37.2)	(39.3)	(42.0)
IBNR Reserves added for new accident year (D)	171.8	155.4	131.0
Net charge to P/L (B+C+D) = (F)	52.2	31.0	31.9
Carrying balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$323.7	$271.5	$240.5
Ultimate Claims Development
The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2014	$115.9	$90.1	$79.2	$73.3	$70.1	$66.8	$65.6	$65.5	$66.4	$66.6	$67.8	$189.5
2015	92.9	87.0	79.8	75.3	73.1	72.6	71.9	72.4	72.4	72.3		155.8
2016	98.8	94	90.1	85.4	89.2	89.2	89.8	89.1	88.6			157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8	109.6	108.6				146.7
2018	94.3	105.0	108.5	113.0	103.1	110.7	103.8					183.3
2019	124.4	116	100.1	107.0	105.3	104.1						215.5
2020	157.8	155.6	145.9	150.8	181.5							283.5
2021	193.8	162.9	142.3	139.4								345.2
2022	199.6	172.2	164.1									376.4
2023	228.4	180.3										447.2
2024	253.3											483.1
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
C.Research and Development, Patents and Licenses, etc.
We had no significant research and development policies or activities for the years ended December 31, 2024, 2023 and 2022. We do not have any patents or licenses that are material for conducting our business, except as described in this annual report.
D.Trend Information
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
E.Critical Accounting Estimates
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
The total carrying amount of reserves for unpaid loss and loss adjustment expenses as at December 31, 2024 and 2023 was $794.2 million and $712.1 million, respectively. As at December 31, 2024 and 2023, net incurred but not reported claims (IBNR) amounted to $323.7 million and $271.5 million respectively out of the total reserve for unpaid loss and loss adjustment expenses. Total carrying amount of reserve for unpaid loss and loss adjustment expenses net of reinsurance as at December 31, 2024 and 2023 was $580.6 million and $499.9 million, respectively.
Sensitivities
The following tables show the effect on estimated net reserves for unpaid loss and loss adjustment expenses as at December 31, 2024 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus ten percent. Accelerated loss emergence patterns indicate a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
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

Change in assumption	Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoverable
($ in millions)

Accelerated pattern*	$515.5
Unchanged	$580.6
Decelerated pattern*	$639.3
*Accelerated/Decelerated patterns are shifted by 6 months for long-tail segment and 3 months for short-tail and reinsurance segments.

Change in assumption	Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoverable
($ in millions)

10% favorable	$541.7
Unchanged	$580.6
10% unfavorable	$618.8
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
Allowance for Expected Credit Losses - Fixed Maturity Securities Available-For-Sale
Fixed maturity securities available-for-sale are reported at fair value at the balance sheet date and are presented net of an allowance for expected credit losses. A fixed maturity security available-for-sale is impaired if the fair value of the investment is below amortized cost. For fixed maturity securities, the evaluation for a credit loss is generally based on the present value of expected cash flows of the security as compared to the amortized cost. On a quarterly basis, the Group evaluates all fixed maturity securities available-for-sale for impairment losses. Details regarding our processes for the identification of impairments of fixed maturity securities available-for-sale and the recognition of the related impairment losses are disclosed in Note 2(a) to the Consolidated Financial Statements in Item 18 of this report. At December 31, 2024 and 2023, we recorded an allowance for expected credit losses of $409 thousand and $353 thousand respectively, and for the years ended December 31, 2024, we recorded impairment losses of $56 thousand (2023: $158 thousand) (refer to Note 3 for further details).

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth our current directors and executive officers:

Directors and Executive Officers	Age	Position/Title
Wasef Salim Jabsheh	82	Executive Chairman of the board
Walid Wasef Jabsheh	48	President, Chief Executive Officer and Director
David Anthony	70	Director
Michael T. Gray	64	Director
David King	79	Director
Wanda Mwaura	52	Director
Andrew J. Poole	44	Director
Hatem Wasef Jabsheh	45	Chief Operating Officer
Pervez Rizvi	63	Chief Financial Officer
Christopher Jarvis	56	Chief Underwriting Officer
Andreas Loucaides	72	Chief Executive Officer, IGI UK
The business address of Wasef Salim Jabsheh, Hatem Wasef Jabsheh and Pervez Rizvi is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan. The business address of Walid Wasef Jabsheh, David Anthony, David King, Andreas Loucaides and Christopher Jarvis is 15th Floor, 20 Fenchurch Street, London, EC3M 3BY, United Kingdom. The business address of Michael T. Gray and Andrew J. Poole is 3601 N Interstate 10 Service Rd W, Metairie, LA, 70002, United States. The business address of Wanda Mwaura is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.
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
David Anthony has served as an independent non-executive Director since March 17, 2020. He is also a non-executive Director of International General Insurance Co. Ltd and a member of its Audit, Risk and Compliance Committee. Mr. Anthony previously served as a non-executive Director on the board of IGI Holdings Dubai Limited from July 2018 through March 2020.From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was a lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citibank N.A. London from June 1987 to April 1992, and senior insurance analyst at Moody’s Investors Service, New York, from April 1992 to March 1994. Mr. Anthony has more than 35 years of experience analyzing the insurance and reinsurance industries. During his career he has worked extensively in Europe, the Middle East, North Africa and the United States. Mr. Anthony holds a Master of Science degree in Economic History from the University of London.
Michael T. Gray has served as an independent non-executive Director since March 17, 2020. Mr. Gray has over 30 years of leadership experience in the insurance industry. He served on the board of Delwinds Insurance Acquisition Corp., a company formed for the purpose of effecting a business combination, which went public in December 2020 and closed its initial business combination with FOXO Technologies Inc. in September 2022. He served as the Executive Chairman and Chief Executive Officer of Tiberius from its inception until the closing of the business combination between IGI and Tiberius in March 2020. He is the principal executive and President of The Gray Insurance Company, a middle-market property and casualty insurance company. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has served as Chairman of the board of the Louisiana Insurance Guaranty Association since 2008 (director since 1995), director of the American Property Casualty Insurance Association (APCI) since 2019 (and was director of the predecessor organizations American Insurance Association since 2011 and Property Casualty Insurers Association of America since 2010), director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NASDAQ: AGII), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the board of Family Security, a personal lines/homeowners insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holding Corporation (NASDAQ: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance, including surplus lines insurance and title insurance, casualty and surety insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray holds a B.A. from Southern Methodist University and an MBA from Tulane University. Mr. Gray graduated from the Harvard Business School “Presidents Program in Leadership” in 2020.
David King has served as an independent non-executive Director since March 17, 2020. Mr. King served as a non-executive Director on the board of our wholly-owned subsidiary, International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre (“IGI Dubai”), from November 2012 through 2020. He also served as Non-Executive Chairman and a member of the audit committee of International General Insurance Company (UK) Limited, our wholly-owned subsidiary, until March 17, 2022. He has served as non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Stratos Markets Limited until December 2024. Prior to that, from 2014 until October 2023, Mr. King was Non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Forex Capital Markets Ltd. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting Chief Executive of the Dubai Financial Services Authority from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Wanda Mwaura has served as an independent non-executive Director and audit committee chair for IGI since March 17, 2020. Ms. Mwaura has more than 28 years of financial services experience, with extensive reinsurance, accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. (EY) in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at EY from 1996 through 2013, including serving as a Partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a non-executive director and consulting services provider. Ms. Mwaura is an independent non-executive director for a Bermuda regulated bank serving as audit committee member. She is also an independent non-executive director for a London Stock Exchange listed independent exploration and production company where she serves as a member of the remuneration committee and nomination committee as well as the audit and risk committee chair. She also serves as the Executive Director of the Bermuda Public Accountability Board in Bermuda. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University and is a Chartered Professional Accountant (CPA) and a member of CPA Bermuda.
Andrew J. Poole has served as an independent non-executive Director since March 17, 2020. Mr. Poole previously served as a non-executive Director of FOXO Technologies Inc. from the September 2022 closing of a business combination with Delwinds Insurance Acquisition Corp. (Delwinds), a blank check company which went public in December 2020 with $201.250 million held in trust, until November 2023. He was previously Chairman of the board of directors and Chief Executive Officer of Delwinds. Mr. Poole has over 20 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 and which consummated its initial business combination with IGI. Concurrently, from 2015 through December 2022, Mr. Poole was an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the Board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to American Coastal Insurance Corporation (Nasdaq: ACIC) (f/k/a United Insurance Holdings Corporation). Mr. Poole is a graduate of The George Washington University.
Hatem Jabsheh has served as our Chief Operating Officer since March 17, 2020. Mr. Jabsheh has been IGI’s Group Chief Operating Officer since 2017, and IGI’s Chief Investment Officer since 2010. Mr. Jabsheh began his career in 2001 with Spear, Leads, and Kellogg, a subsidiary of Goldman Sachs. He worked in several pits at the CBOE (Chicago Board Options Exchange) and CME (Chicago Mercantile Exchange) as a primary market maker. He then moved to Amman, Jordan in 2004 to set up Indemaj Financial, an asset management and brokerage company, which he successfully sold in 2009. In 2006, Mr. Jabsheh set up Indemaj Technology, an open-source web development company, which was also later sold in 2012. His 23-year professional career spans executive roles in the asset management sector and reinsurance, all underscored by an aim to promote innovation and transformation. He is actively involved in the tech community, promoting disruption within the reinsurance industry. Mr. Jabsheh currently serves on the boards of the Swiss Jordanian Business Club and the United Cable Industries Company. Hatem Jabsheh is a graduate of Marquette University with a dual major in International Business and Finance and a minor in History.
Pervez Rizvi has served as our Chief Financial Officer since March 17, 2020. Mr. Rizvi has served as the Group Chief Financial Officer of IGI Dubai since 2015. He has over 39 years of experience out of which 36 years are in the insurance and banking sectors. He obtained a Bachelor of Commerce in Accounts and Management followed by a CA (India) and a CPA (USA). Mr. Rizvi is a member of the Institute of Chartered Accountants of India. Mr. Rizvi began his insurance career with the Life Insurance Corporation of India in 1989 and later worked with a number of financial institutions and insurance companies in the Middle East and Far East including HSBC Bank in the UAE and Malaysia and Zurich Financial Services in DIFC, Dubai.
Christopher Jarvis has served as our Chief Underwriting Officer since October 3, 2022. Mr. Jarvis has 30 years of industry experience. Before joining IGI, he held various underwriting positions at Lloyd’s syndicates and London market re/insurers, including AmTrust Syndicates Ltd., ANV Managing Agency, Flagstone Marlborough, BMS Group, and SVB (Novae) UW Limited. He joined Canopius Managing Agency, where he was Joint Active Underwriter, Syndicate 4444 and 1861, and held joint responsibility for all aspects of the Lloyd’s underwriting platform, including regional underwriting operations in the U.S. and across the Asia Pacific region.

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
David Anthony and David King are Class I Directors with terms expiring at our 2027 annual general meeting. Wanda Mwaura and Andrew Poole are Class II Directors with terms expiring at our 2025 annual general meeting. Wasef Jabsheh, Walid Jabsheh and Michael Gray are Class III Directors with terms expiring at our 2026 annual general meeting.
Our Amended and Restated Bye-laws provide that, if an eligible shareholder intends to nominate a person for election as a director, (a) at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made and (b) at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. An eligible shareholder is a shareholder holding in the aggregate at least 5% of our issued and outstanding share capital who has held such amount for at least three years following the date of adoption of the Amended and Restated Bye-Laws.
The directors are elected with a plurality of the votes cast by the shareholders and there is no cumulative voting for elections of directors, subject to the following:
•for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of our issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify two directors to the board of directors;
•for so long as Wasef Jabsheh, his family and/or their affiliates own at least 5% of our issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify one director to the board of directors; and
•the remaining directors are elected by the shareholders.
Currently, Mr. Jabsheh’s appointed directors — Wasef Jabsheh and Walid Jabsheh — are serving as Class III Directors with their terms expiring at our 2026 annual general meeting.
Family Relationships
Wasef Jabsheh, our Executive Chairman, is the father of Walid Jabsheh, our President and Chief Executive Officer, and Hatem Jabsheh, our Chief Operating Officer. He is also the father of Hani Jabsheh, who was a non-executive director of IGI Dubai until shortly after the consummation of the Business Combination.

B.Compensation
The aggregate amount of cash compensation, consisting of salaries, bonuses and other short-term benefits paid by us to our executive officers collectively during 2024, was approximately $8.4 million for services in all capacities. In addition, we have accrued $2.7 million of long-term benefits as of December 31, 2024 (in the form of the earn-out value of shares) in connection with the grant of restricted shares to certain executive officers.
The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2024 was approximately $0.5 million.
In February 2024, our board of directors approved the grant of an aggregate of 451,100 restricted shares to certain executive officers and other employees. These shares vest in three equal installments on January 2, 2025, January 2, 2026 and January 2, 2027. The aggregate grant date fair value of the restricted shares granted to these executive officers and other employees was approximately $5.8 million.
In March 2024, our board of directors awarded 89,728 restricted shares to Wasef Jabsheh. These shares vest in three equal installments on January 2, 2025, January 2, 2026 and January 2, 2027. The grant date fair value of these restricted shares was $1.2 million.
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
Severance Benefit. Other than as provided in applicable employment agreements or as set out under applicable local employment laws (statutory rights), we currently have no severance benefits plan. We may consider the adoption of a severance plan for executive officers and other employees in the future.
Employment Agreements
We have previously entered into employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer. In preparing these employment agreements, the Company utilized certain benchmarking data prepared by a third party. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long-term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in U.S. Dollars. The annual long-term incentive opportunities are 150%, 150% and 100% of the executive’s base salary, respectively. Due to his expatriate status working in the United Kingdom, the President and Chief Executive Officer is entitled to a tax-gross up with respect to his base salary and bonus, and a housing allowance of up to £120,000 annually. The Executive Chairman, President and Chief Executive Officer are entitled to the use of private aircraft in connection with their travel outside of Jordan. The employment agreements contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his salary and bonus. If the executive is terminated for cause, the agreements provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. The executives’ employment would automatically terminate upon a change of control and, in this event, the executive would receive a severance benefit equal to three times the officer’s highest salary, bonus and equity award over the prior three years, and in connection with such a change of control and termination of employment, all unvested equity awards would become fully vested. The agreements also contain limitations on outside activities, include confidentiality obligations, and include covenants restricting the solicitation of employees and customers and a non-compete for 12 months following termination of employment. The employment agreements are governed by English law.
Description of the 2020 Omnibus Incentive Plan
We previously adopted the 2020 Omnibus Incentive Plan (the “2020 Plan”) prior to the consummation of the Business Combination with Tiberius, and the plan was approved by Tiberius’ shareholders at the Tiberius special meeting related to the Business Combination. The 2020 Plan provides for grants of stock options, share appreciation rights, restricted shares, other share-based awards and other cash-based awards. Directors, officers and other employees of the Company and its affiliates, as well as others performing consulting or advisory services for the Company and its affiliates, are eligible for grants under the 2020 Plan. The purpose of the 2020 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2020 Plan. The 2020 Plan was amended on August 9, 2024 to decrease the aggregate number of common shares that may be issued under the 2020 Plan by 400,000 common shares.
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
Available Shares. The aggregate number of our common shares that may be issued or used for reference purposes under the 2020 Plan or with respect to which awards may be granted may not exceed 4,444,730 common shares. The shares available for issuance under the 2020 Plan may be, in whole or in part, either our authorized and unissued common shares or common shares held in or acquired for our treasury. The number of shares available for issuance under the 2020 Plan may be subject to adjustment in the event of a reorganization, share split, merger, amalgamation or similar change in the corporate structure. In the event of any of these occurrences, we may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other securities available for issuance under the plan or covered by grants previously made under the 2020 Plan. In general, if awards under the 2020 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2020 Plan. In addition, no non-employee director may receive awards under the 2020 Plan in any fiscal year for service as a director having an aggregate maximum value exceeding $500,000.
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
Description of IGI (Global) Stock Purchase Plan
On August 8, 2024, the board approved the adoption of the IGI (Global) Stock Purchase Plan (the “Global Plan”) pursuant to which 200,000 common shares (the “Shares”) of the Company may be offered or sold to eligible employees of the Company and any participating subsidiary who have enrolled in the Global Plan (the “Participants”) to acquire shares in the Company through payroll deductions. The purpose of the Global Plan is to incentivize employees of the Company its subsidiaries by providing them with a proprietary interest in the long-term success of the Company. It is intended that the Global Plan will be used for employees who are not UK tax resident and/or do not qualify for participation in the UK Stock Purchase Plan at the board’s discretion. The grant of awards under the Global Plan are based on the terms and conditions of the Global Plan (including any free share agreement and partnership share agreement entered into pursuant to the Global Plan).
Administration. The Global Plan is administered by the board. The board has the power to construe and interpret the Global Plan, to establish, amend and revoke rules and regulations for administration of the Global Plan, to allocate and delegate such of its rights and powers as it deems desirable to facilitate the administration and operation of the Global Plan, and generally, to exercise such powers fairly and reasonably. Any determinations of the board shall be final and conclusive. Shares under the Global Plan will be held on behalf of Participants by the nominee appointed by the board (the “Nominee”).
Eligibility. The board may grant an award under the Global Plan to anyone who is an employee of the Company or its subsidiaries at the date the award is granted (“Award Date”) and is not under notice of termination of employment.
Awards. The board may invite all eligible employees, or any of them, to participate in the Global Plan. The board can:
(a)make an award of free shares (“Free Share Awards”); and/or
(b)give eligible employees the opportunity to invest in partnership shares (“Partnership Share Awards”); and/or
(c)make an award of matching shares to those eligible employees who have invested in partnership shares (“Matching Share Awards”).
The aggregate number of Shares that may be issued with respect to Awards which may be granted under the Global Plan shall not exceed 200,000 Shares, which may be either authorized and unissued Shares or Shares held in or acquired for the treasury of the Company or both.
Participation. Employees will be able to participate only if they enter into a contract with the Company (referred to as free share agreement or partnership share agreement) and a nominee agreement with the Nominee.
(a)Free Share Awards

The board may grant Free Share Awards, representing conditional rights to receive Shares following vesting. The vesting of Free Share Awards may be subject to the achievement of one or more performance conditions. Following vesting of Free Share Awards, the Nominee will hold Shares on behalf of the Participants.
(b)Partnership Share Awards
The board may grant Partnership Share Awards, representing rights to purchase Shares by deducting contributions from the Participant’s salary or by another payment method agreed by the board. The board will set the maximum and minimum amount per contribution, the number and frequency of contributions, and the number of Shares a Participant may purchase under their Partnership Share Award. Contributions will be held by the Nominee in a non-interest bearing account until they are used to purchase Shares on the Participant’s behalf or are returned to the Participant. The number of Partnership Shares that will be purchased on behalf of each Participant will depend on the Participant’s contribution and the market value of the Shares on the purchase date.
The board may change the maximum and minimum amount of each contribution not yet made. Any contribution still to be made that is greater than the new maximum or less than the new minimum will be deemed to be modified accordingly. The board or a Participant may also, at any time, decide that a Participant’s contributions will stop under an Award by giving notice to the other party. A Participant may, at any time, withdraw from an Award by giving notice to the Company. If contributions are stopped or the Participant withdraws from the Award, contributions already made will be used to purchase the corresponding number of Shares.
(c)Matching Share Awards
The board may grant Matching Share Awards, representing conditional rights to acquire Shares in connection with Partnership Share Awards. The board may alter the ratio of Shares under the Matching Share Award to Partnership Share Award (the “Matching Ratio”) at any time. The number of Shares subject to a Matching Share Award that will vest is equal to the aggregate number of Shares purchased under the related Partnership Share Award that continue to be held by the Nominee on behalf of the Participant on the vesting date, multiplied by the Matching Ratio of the Matching Share Award. Matching Share Awards will vest on the vesting date as determined by the board.
A Matching Share Award will lapse on the date that: (i) the Participant withdraws from the related Partnership Share Award; or (ii) the Participant directs the Nominee, prior to the vesting date, to sell or transfer any Shares purchased under the Partnership Share Award.
(d)Evergreen Awards
The board may decide that a Partnership Share Award and any related Matching Share Award will be an evergreen Award (the “Evergreen Award”). Where an Award is an Evergreen Award, the Award will operate in cycles, meaning that an existing Participant will continue to participate in the Global Plan on the same basis, unless their employment is terminated or they withdraw from the Partnership Share Award. Prior to the start of a new award cycle, employees who are not Participants in an Evergreen Award may be invited to participate in an Evergreen Award on the same terms as the existing Participants.
The board may decide at any time to cancel the operation of Evergreen Awards, which will mean that no new award cycle will start. This will not affect any award cycles already in existence.
Settlement of Free Share Awards and Matching Share Awards. If an Award vests, the board will arrange for the issuance or transfer of Shares or cash as soon as practicable after vesting. Shares will be issued or transferred to the Nominee on behalf of the Participant, unless the board decides otherwise.
The board may choose (whether at the time of grant or any other time before settlement) to settle any Free Share Award or Matching Share Award partly or fully in cash (in which case such Award will be referred to as a “Phantom Award”. The Participant will have no right to acquire the Shares in respect of which an Award has been settled in cash.
Dividends and voting rights. Any dividends paid in respect of Shares held by the Nominee will be applied in purchasing further Shares on behalf of Participants, unless the board decides otherwise. If the board decides that dividends should not be reinvested, such dividends shall be paid to the relevant Participant. The board may decide that Free Share

Award and Matching Share Awards may accrue dividend equivalents which is a right to receive an additional amount before vesting and before Shares are delivered. Dividend equivalents will be calculated on such basis as the board decides.
Shares will rank equally in all respects with any existing common shares outstanding as of that date. Participants will only be entitled to rights attaching to Shares pursuant to the Company’s by-laws from the date of the allotment or transfer to them.
Cessation of Employment. Where a Participant who holds a Free Share Award and/or Matching Share Award ceases to be an employee before vesting, the Award will generally lapse on the date the Participant ceases to be an employee. However, if a Participant ceases to be an employee for a “good leaver” reason (i.e. because of death, ill-health, injury or disability, retirement, redundancy, the employing entity ceases to be part of the Group or the business of the employing entity is transferred out of the Group), the Award will not lapse and will vest on the normal date of vesting. On death, the Award will vest on the date of the death.
In respect of Free Share Awards, even if the Participant ceases to be an employee for a “good reason”, the Award will only vest if the board determines that any performance conditions has been satisfied and the Award will vest pro-rata to reflect the period from the Award Date until the date the Participant ceases to be an employee.
If a Participant who holds a Free Share Award and/or Matching Share Award ceases to be an employee after vesting, the Award will continue in accordance with the Terms and Conditions.
Where a Participant who holds a Partnership Share Award ceases to be an employee, the Award will lapse 30 days following the date of cessation. Contributions made before the Award lapses will be used to purchase Partnership Shares prior to lapse, where possible, unless the board decides otherwise.
Change of control and variations of the Company’s share capital. If any person or a group of persons acting in concert makes an offer to acquire common shares of the Company and obtains control of the Company or there is a scheme of arrangement which results in a change of control of the Company, the Awards will vest on the date the offer to acquire the common shares becomes unconditional or the date of the court sanction for the scheme of arrangement. If notice is given of a resolution for the voluntary winding up of the Company, Awards will vest on the date the notice is given.
If the event constitutes a corporate reorganization of the Company where substantially all the shareholders of the Company immediately before the reorganization will continue to have control immediately afterwards, Awards will not vest, but will instead be exchanged (along with any vested Awards and Partnership Share Awards) for new awards, unless the board decides otherwise. Any new award will be granted on such terms and over such shares (or other type of securities) as the board decides or with the agreement of the new shareholders.
If there is any variation in the Company’s share capital, the board may adjust the number or class of the Shares to which an Award relates in such manner as the board considers appropriate.
Amendments to the Global Plan. The board may amend the Global Plan’s Terms and Conditions in any way and at any time. If a proposed change would be to the material disadvantage of one or more Participants in respect of existing rights under the Terms and Conditions, then the board must obtain the written consent of the affected Participants. Consent is not required for any minor amendments which are to:
(a)benefit or facilitate the administration of the Global Plan; and/or
(b)take account of a change in legislation, obtain or maintain favorable tax, exchange control or regulatory treatment of any Shares, the Company, any of its subsidiaries or any Participant.
Consent of a Participant is not required if the board invites each disadvantaged Participant to approve the change, and such change has been approved by a majority of Participants who have been invited.
Benefits not pensionable. Benefits under the Global Plan are not pensionable.
Transferability of Awards. A Participant’s Award will lapse if the Participant transfers, assigns, charges or otherwise disposes of the Award or any of the rights in respect of it, whether voluntarily or involuntarily.

Data Protection. The board or the Nominee, as applicable, may process, store, transfer or disclose personal data of the Participants to the extent required for the implementation and administration of the Global Plan, subject to compliance with any applicable data protection laws.
Tax Withholding. Any participating Group companies, any employing company or the Nominee may make such withholding arrangements as it considers necessary or desirable to meet any liability for tax (and to collect any applicable dealing and/or currency exchange costs). Withholding arrangements may include making deductions from any cash payment owed to the Participant and/or selling on behalf of the Participant some or all of the Participant’s Shares.
No Rights as Employee. Nothing in the Global Plan, the grant or exercise of any rights to purchase Shares shall impose upon the Company or any subsidiary any obligation to employ or continue to employ the Participant. The right of the Company or any subsidiary to terminate any Participant shall not be diminished or affected because any rights to purchase Shares have been granted to such Participant.
Description of IGI (UK) Stock Purchase Plan
On August 8, 2024, the board approved the adoption of the IGI UK Stock Purchase Plan (the “UK Plan”) pursuant to which 200,000 common shares (“Shares”) of the Company may be offered or sold to eligible employees of the Company and any participating subsidiary of the Company who have enrolled in the UK Plan (the “Participants”) to acquire common shares of the Company through payroll deductions. The purpose of the UK Plan is to incentivize employees of the Company and other participating companies of the Group by providing them with a proprietary interest in the long-term success of the Company. It is intended that the UK Plan will comply with and be operated within the requirements of Schedule 2 to the UK Income Tax (Earnings and Pensions) Act 2003 (“Schedule 2”) so that the UK Plan qualifies as a Schedule 2 share incentive plan under that legislation. All Shares obtained under the UK Plan must initially be held in a UK resident employee benefit trust.
Administration. The UK Plan is constituted by a trust deed and rules, the trustee of which (the “Trustee”) will be an independent trustee. The UK Plan is administered by the board. The board has the power to construe and interpret the UK Plan, to establish, amend and revoke rules and regulations for administration of the UK Plan, to allocate and delegate such of its rights and powers as it deems desirable to facilitate the administration and operation of the UK Plan, and generally, to exercise such powers fairly and reasonably. Any determinations of the board shall be final and conclusive. The Company may appoint and remove the Trustee.
Eligibility. All UK tax resident employees of the Company or participating Group companies who have been employed for a minimum period of 6 months and who otherwise satisfy the eligibility requirements in Schedule 2 will be eligible to participate in the UK Plan.
Awards. If the board decides to operate the UK Plan, all eligible employees will be invited to participate in the UK Plan on the same terms. The board can:
a.make an award of Free Shares; and/or
b.give eligible employees the opportunity to invest in Partnership Shares; and/or
c.make an award of Matching Shares to those eligible employees who have invested in Partnership Shares; and/or
d.allow eligible employees to re-invest dividends paid on their Free Shares, Partnership Shares and/or Matching Shares and receive Dividend Shares.
The aggregate number of Shares that may be issued with respect to Awards which may be granted under the UK Plan shall not exceed 200,000 Shares, which may be either authorized and unissued Shares or Shares held in or acquired for the treasury of the Company or both.
Participation. Employees will be able to participate only if they enter into a contract with the Company (referred to as free share agreement or partnership share agreement) and, when the UK Plan is to operate over Partnership Shares with or without Matching Shares, if they agree to the acquisition of Shares with contributions from their gross salary by the Trustee on their behalf.
(a)Free Shares

Eligible employees may be awarded free shares worth up to the maximum statutory limit (the “Free Shares”) which is currently £3,600 in each tax year.
If the Company wishes, the award of Free Shares can be based on the achievement of individual, unit, department, section or company-related performance measures which must be fair and objective. Otherwise Free Shares must be awarded to eligible employees on the same terms, although awards can vary by reference to remuneration, length of service or hours worked. Free Shares must be held by the Trustee for a holding period of three to five years, to be determined by the board. Free Shares may be forfeited in certain circumstances if a Participant ceases to be employed by the Company or any participating group companies within the forfeiture period determined by the board of not more than three years beginning with the date on which the Shares are awarded (the “Award Date”).
Free Shares may be withdrawn from the UK Plan at any time on or after the later of the expiry of the holding period and any forfeiture period, subject to the terms of the free share agreement.
(b)Partnership Shares
The Company may provide eligible employees with the opportunity to purchase Shares up to the maximum value specified in Schedule 2 from time to time (the “Partnership Shares”). The current maximum is £1,800 in each tax year (or 10% of the eligible employee’s salary, if lower), using money deducted from their gross salary. The board may specify a maximum number of Partnership Shares which can be acquired in aggregate for all Participants. The board may permit eligible employees to instruct the Trustee to buy Partnership Shares on their behalf out of deductions from their gross salary accumulated for up to a 12-month period (an accumulation period), or shortly after each deduction from a Participant’s gross salary. A Participant may give notice to the Company to stop deductions from their gross salary at any time.
Partnership Shares may be withdrawn from the UK Plan at any time and will not be subject to forfeiture, subject to the terms of the partnership share agreement.
(c)Matching Shares
The board may award free matching Shares to eligible employees for each Partnership Share acquired by the employee, up to a maximum number of matching shares specified in Schedule 2 from time to time (the “Matching Shares”). The current maximum is two Matching Shares for each Partnership Share. Matching Shares must be of the same class and carry the same rights as the Partnership Shares to which they relate. The board may alter the ratio of Matching Shares to Partnership Shares at any time.
Matching Shares must be held by the Trustee for a holding period of three to five years, to be determined by the board. Matching Shares may be forfeited in certain circumstances if a Participant ceases to be employed by the Company or any participating group companies or the Participant chooses to withdraw his or her Partnership Shares from the UK Plan within a forfeiture period determined by the board of not more than three years beginning with the Award Date.
Matching Shares may be withdrawn from the UK Plan at any time on or after the later of the expiry of the holding period and any forfeiture period, subject to the terms of the partnership share agreement.
(d)Dividend Shares
The board may direct the Trustee to use some or all of the cash dividends received on Shares held in the UK Plan to award additional Shares to Participants (the “Dividend Shares”). The board may revoke or amend this direction at any time. Dividend Shares must be shares in the same company, of the same class and carry the same rights as the Shares in respect of which the dividend is paid.
Dividend Shares may be withdrawn from the UK Plan at any time on or after the expiry of the holding period, subject to the terms of the free share agreement and/or partnership share agreement, as appropriate. The Dividend Shares will not be subject to forfeiture.
Holding Period. Free Shares and Matching Shares awarded under the UK Plan must generally be held in the UK Plan trust for a period of between three and five years as determined by the board from the date on which the relevant

Shares are appropriated to eligible employees. Dividend Shares must generally be held in the UK Plan trust for at least three years.
Dividends and voting rights. Participants are the beneficial owners of the Shares held by the Trustee on their behalf. All dividends and other distributions received in respect of the Shares will be passed on to Participants by the Trustee as soon as practicable after receipt unless the board decides to permit their reinvestment in Dividend Shares, as described above.
The Trustee will vote in accordance with the wishes of the Participants if Participants have given the Trustee prior voting directions in writing.
Takeovers and variations of the Company’s share capital. If a general offer is made to shareholders of the Company or there is a scheme of arrangement or a rights or capitalization issue or other variation of the Company’s share capital, Participants will be able to instruct the Trustee how to act or vote on their behalf.
Amendments to the UK Plan. The board may amend the UK Plan at any time in any respect, except that no amendment may be made which would affect the status of the UK Plan as a Schedule 2 share incentive plan. If a proposed amendment would be to the material disadvantage of one or more Participants in respect of existing rights under the UK Plan, the board must obtain consent from the affected Participants before making such change. Consent is not required for any amendment which:
(a)is necessary to ensure the UK Plan complies with the relevant parts of the tax legislation governing the trust deed and rules as specified in Schedule 2; and/or
(b)makes minor amendments to benefit or facilitate the administration of the UK Plan, comply with or take account of a change in legislation, and/or obtain or maintain favorable tax, exchange control or regulatory treatment of the Company, any group company or any present or future Participant.
Benefits not pensionable. Benefits under the UK Plan are not pensionable.
Transferability of Awards. A Participant may not assign Free Shares, Matching Shares or Dividend Shares during the holding period.
Data Protection. The board or the Trustee, as applicable, may process, store, transfer or disclose personal data of the Participants to the extent required for the implementation and administration of the UK Plan, subject to compliance with any applicable data protection laws.
Tax Withholding. Any participating group companies, any employing company or the Trustee may make such withholding arrangements as it considers necessary or desirable to meet any liability for tax (and to collect any applicable dealing and/or currency exchange costs). Withholding arrangements may include making deductions from any cash payment owed to the Participant and/or selling on behalf of the Participant some or all of the Participant’s Shares.
No Rights as Employee. Nothing in the UK Plan, the grant or exercise of any rights to purchase Shares shall impose upon the Company or any subsidiary any obligation to employ or continue to employ the Participant. The right of the Company or any subsidiary to terminate any Participant shall not be diminished or affected because any rights to purchase Shares have been granted to such Participant.

C.Board Practices
Independence of Directors
As a foreign private issuer, we are not required to have a majority of independent directors. However, five out of seven members of our board of directors — David Anthony, Michael Gray, David King, Wanda Mwaura and Andrew Poole — are “independent” directors under Nasdaq rules.

Board Leadership Structure
Wasef Jabsheh serves as Executive Chairman of the board of directors. Wasef Jabsheh previously served as our Chairman of the board of directors and Chief Executive Officer. On June 30, 2023, Mr. Jabsheh resigned from the position of Chief Executive Officer and, on July 1, 2023, was appointed Executive Chairman, while Walid Jabsheh was appointed as our President and Chief Executive Officer. We believe that having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh acting as President and Chief Executive Officer is most appropriate at this time for us because it provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the board of directors. In particular, having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh acting as President and Chief Executive Officer increases the effectiveness of our board’s deliberations and the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.
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
Corporate Governance Practices
We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:
•In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.
•In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee consists of a majority of independent directors but does not consist solely of independent directors.
•In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not have regularly scheduled executive sessions.
•In lieu of the requirement to comply with Rule 5635(c), which requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we follow the laws of Bermuda which do not require shareholder approval for the establishment of, or amendment to, our equity plans.
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
The Company has also adopted a Financial Code of Ethics applicable to the Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller or certain other officers performing similar functions. The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly internally report violations of this Financial Code to the designated Compliance Officer and in the case of the Executive Chairman, President and CEO, and CFO, to the board of directors and/or Audit Committee of the board of directors.
Approval of Certain Transactions
Our Amended and Restated Bye-laws provide that the Company shall not take any of the following actions without the approval of a majority of the board of directors, such majority to include the affirmative vote of each Jabsheh Director:
•sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;
•enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;
•enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);
•alter the size of the board of directors;
•incur debt in an amount of $50 million (or other equivalent currency) or more; and
•issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.
D.Employees
As of December 31, 2024, 2023 and 2022, we had 473, 401 and 355 employees, respectively. The following table shows the number of employees, including management staff, by geography and function as of December 31, 2024.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	31	87	32	36	25	74	285
London	56	-	10	9	19	36	130
Dubai	11	-	-	2	-	3	16
Casablanca	4	-	-	1	-	1	6
Labuan	5	-	-	2	9	1	17
Malta	2	-	-	1	8	2	13
Bermuda	1	-	-	1	-	1	3
Norway	2	-	-	-	-	1	3
Total	112	87	42	52	61	119	473
We consider our relationship with our employees to be good and have not experienced interruptions to operations due to labor disagreements.

E.Share Ownership
Ownership of the Company’s shares by its executive officers and directors is set forth in Item 7.A of this annual report.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information regarding beneficial ownership of the Company’s common shares based on 45,108,936 common shares issued and outstanding as of December 31, 2024, with respect to beneficial ownership of our shares by:
•each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares;
•each of our executive officers and directors; and
•all our executive officers and directors as a group.
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
Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of December 31, 2024, approximately 20.7 million of our common shares, or 46% of our total outstanding common shares, were held by 17 U.S. record holders.
Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Directors and Executive Officers
Wasef Salim Jabsheh(2)	14,462,939	32.1%
Walid Wasef Jabsheh(3)	580,594	1.3%
Hatem Wasef Jabsheh(4)	407,857	*
Pervez Rizvi(5)	108,000	*
Andreas Loucaides(6)	110,000	*
Christopher Jarvis(7)	25,000	*
Michael T. Gray(8)	2,713,503	6.0%
Andrew J. Poole(9)	648,592	1.4%
David Anthony	*	*
David King	*	*
Wanda Mwaura	*	*
All directors and executive officers as a group (eleven individuals)	19,056,485	42.2%

Five Percent or Greater Shareholders
Oman International Development & Investment Company SAOG(10)	9,575,138	21.2%
Royce & Associates, LP(11)	2,394,020	5.3%
*Less than 1%
(1)Based on 45,108,936 common shares of the Company issued and outstanding as of December 31, 2024.
(2)As of December 31, 2024, Wasef Salim Jabsheh’s beneficial ownership of 14,462,939 common shares included 226,060 restricted shares for which he has the right to vote, of which 122,971 vest on January 2, 2025, 73,179 vest on January 2, 2026 and 29,910 vest on January 2, 2027. Wasef Jabsheh’s ownership does not include 1,387,576 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Of the 14,462,939 common shares beneficially owned by Wasef Jabsheh, 220,536 common shares are directly owned by Mr. Jabsheh and 14,242,403 common shares are owned by W. Jabsheh Investment Co., for which Wasef Jabsheh is the sole director and officer. Mr. Jabsheh is the Executive Chairman of the Company’s board of directors.
(3)As of December 31, 2024, Walid Wasef Jabsheh’s ownership included 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership. As of December 31, 2024, his shares also included 138,334 restricted shares for which he has the right to vote, of which 65,001 vest on January 2, 2025, 46,667 vest on January 2, 2026 and 26,666 vest on January 2, 2027. Mr. Jabsheh’s ownership does not include 806,982 common shares beneficially owned by his brothers or 14,462,939 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President and Chief Executive Officer of the Company and is the son of Wasef Jabsheh.
(4)As of December 31, 2024, Hatem Wasef Jabsheh’s ownership includes 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership. As of December 31, 2024, his shares also included 78,333 restricted shares for which he has the right to vote, of which 38,332 vest on January 2, 2025, 26,667 vest on January 2, 2026 and 13,334 vest on January 2, 2027. Mr. Jabsheh’s ownership does not include 979,719 common shares beneficially owned by his brothers or 14,462,939 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.

(5)As of December 31, 2024, Pervez Rizvi’s shares included 48,333 restricted shares, of which 23,332 vest on January 2, 2025, 16,667 vest on January 2, 2026 and 8,334 vest on January 2, 2027.
(6)As of December 31, 2024, Andreas Loucaides’ shares included 58,334 restricted shares, of which 28,334 vest on January 2, 2025, 20,000 vest on January 2, 2026 and 10,000 vest on January 2, 2027.
(7)As of December 31, 2024, all of Christopher Jarvis’ shares were restricted shares, of which 8,333 vest on January 2, 2025, 8,333 vest on January 2, 2026 and 8,334 vest on January 2, 2027.
(8)As of December 31, 2024, Michael T. Gray’s beneficial ownership of 2,713,503 common shares included 1,793,722 common shares owned by the Gray Insurance Company, of which Michael T. Gray is President and 105,741 common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership. Mr. Gray’s ownership does not include 100,000 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.
(9)As of December 31, 2024, Andrew J. Poole’s beneficial ownership of 648,592 common shares included 55,485 common shares owned by his wife Sarah Karp, 55,485 common shares owned by his son Torin Perry Poole, 3,227 common shares owned by his daughter Mila Adeline Poole, and 2,863 common shares owned by his daughter Isla Dae Poole, for all of which he disclaims beneficial ownership. The business address of Andrew Poole is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.
(10)According to a Schedule 13D/A filed with the SEC on March 2, 2023, Ominvest owned 9,575,138 shares. The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.
(11)According to a Schedule 13G/A filed with the SEC on February 11, 2025, Royce & Associates, LP beneficially owned 2,394,020 common shares of the Company as of December 31, 2024. Royce & Associates, LP’s shares are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B.Related Party Transactions
Transactions Related to the Business Combination
Registration Rights Agreement with Former IGI Dubai Shareholders
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
Amended & Restated Bye-laws
Nomination of Directors. Our Amended and Restated Bye-laws provide that our directors will be elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:
•Wasef Jabsheh is entitled to appoint and classify two directors (such Wasef Jabsheh-appointed directors, “Jabsheh Directors”) for so long as (1) Wasef Jabsheh, members of Wasef Jabsheh’s immediate family and/or natural lineal descendants of Wasef Jabsheh or a trust or other similar entity established for the exclusive benefit of Jabsheh and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company; and
•Wasef Jabsheh will be entitled to appoint and classify one Jabsheh Director for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company.
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
Approval of Certain Transactions. The following transactions require the approval of a majority of our board of directors with such majority to include the affirmative vote of each Jabsheh Director:
•sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;
•enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;
•enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);

•alter the size of the board of directors;
•incur debt in an amount of $50 million (or other equivalent currency) or more; and
•issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.
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
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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

B.Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
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
B.Plan of Distribution
Not applicable.
C.Markets
A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “— A. Offer and Listing Details” of this annual report and is incorporated herein by reference.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The following description includes a summary of specified provisions of our memorandum of association and our Amended and Restated Bye-laws. This description is qualified by reference to our memorandum of association and our Amended and Restated Bye-laws which are incorporated by reference as exhibits to this annual report.
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
Other than in connection with the Business Combination, and other than the repurchase and redemption of all of our outstanding warrants in 2023 and the completion of the vesting of our Earnout Shares in 2024, since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of the Company or any of our significant subsidiaries, no acquisitions or dispositions of material assets other than in the ordinary course of business, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to the Company or its significant subsidiaries. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
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
General Meetings
An annual general meeting will be held each year in accordance with the requirements of the Companies Act and our Amended and Restated Bye-laws at such time and place as our board of directors appoints. Our board of directors or the chairman may also, whenever in its judgment it is necessary, convene general meetings other than annual general meetings which are called special general meetings. Bermuda law and the Amended and Restated Bye-laws provide that a special general meeting shall be convened by the board on the requisition of shareholders at the date of deposit of the requisition holding not less than one-tenth of the paid-up capital of the Company carrying the right to vote at general meetings. Any annual general meeting and special general meeting must be called by not less than fourteen (14) days’ prior notice in writing given to each shareholder entitled to attend and vote thereat. The notice of a meeting must include the place, day and time of the meeting and, in the case of an annual general meeting, that the election of directors will take place thereat and any other business to be conducted at the meeting, and, in the case of a special general meeting, the general nature of the business to be considered at the meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. A shareholder may appoint a proxy to attend and vote at the general meeting by providing notice in writing to us at our registered office or at such other place or in such manner as specified in the notice of the general meeting.
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
Shareholder Meeting Quorum
Our Amended and Restated Bye-laws provide that at any general meeting of shareholders, two or more persons present at the start of the meeting, representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding common shares of the Company entitled to vote at such general meeting, shall be the quorum for the transaction of business provided, however, that if at any time there is only one shareholder, one shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.
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
Appointment and Election of Directors
Our directors are elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:
•Wasef Jabsheh is entitled to appoint and classify two directors (such Wasef Jabsheh-appointed directors, “Jabsheh Directors”) for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 10% of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company; and

•Wasef Jabsheh is entitled to appoint and classify one Jabsheh Director for so long as (1) Wasef Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (2) Wasef Jabsheh is a shareholder of the Company.
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
Approval of Certain Transactions
The following transactions require the approval of a majority of our board of directors with such majority to include the affirmative vote of each Jabsheh Director then in office:
•sell or dispose of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis;

•enter into any transaction in which one or more third parties acquire or acquires 25% or more of the Company’s common shares;
•enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);
•alter the size of the board of directors;
•incur debt in an amount of $50 million (or other equivalent currency) or more; and
•issue common shares (or securities convertible into common shares) in an amount equal to or greater than 10% of the then issued and outstanding common shares of the Company.
Amalgamations, Mergers and Business Combinations
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless a company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Amended and Restated Bye-laws provide that an amalgamation, consolidation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board of directors must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common voting shares. Any other amalgamation or merger or other business combination (as defined in the Amended and Restated Bye-laws) not approved by our board of directors must be approved by the holders of not less than 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.
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

To the fullest extent permitted by law, the forum selection bye-law discussed above will apply to derivative actions or proceedings brought on behalf of the Company and arising under the Securities Act or the Exchange Act, although our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such a provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bye-law to be inapplicable or unenforceable in such a case.
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
C.Material Contracts
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
$80 million of the Transaction Consideration was paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share. The Purchased Shares paid with the Cash Consideration were allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65 million of the Cash Consideration, Wasef Jabsheh’s family members receiving no Cash Consideration and the remaining Sellers receiving the remaining $15 million pro rata based on the Purchased Shares owned by each such remaining Seller.
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
Other Material Contracts
Other material contracts of the Company, including the Registration Rights Agreement with Former IGI Dubai Shareholders, and employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer, are described elsewhere in this annual report or in the information incorporated by reference herein.
D.Exchange Controls
See “Item 10. Additional Information — B. Memorandum and Articles of Association — Certain Provisions of Bermuda Law — Exchange Control”.
E.Taxation
Material United States Federal Income Tax Considerations
The following discussion is a summary under present law of certain material United States federal income tax considerations to U.S. holders (as defined below) of our common shares (which we refer to as our “securities”) that own or dispose of our common shares. This discussion addresses only those security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances (such as a shareholder owning directly, indirectly or constructively 5% or more of our common shares) or to holders that are subject to special rules, such as:
•insurance companies;
•real estate investment trusts or regulated investment companies;
•persons who hold or receive our common shares as compensation;
•individual retirement and other tax-deferred accounts;
•persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. Dollar;
•financial institutions;

•partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•tax-exempt organizations;
•dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of accounting;
•persons holding our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and
•Non-U.S. holders (as defined below).
For purposes of this discussion, a “U.S. holder” is a beneficial owner of our securities that is:
•a citizen or resident of the United States;
•a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
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
THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.
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
Passive Foreign Investment Company (“PFIC”) Rules
Although not free from doubt, the Company does not believe it is likely to be classified as a PFIC for the current taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:
•at least 75% of its gross income for such taxable year is passive income; or
•at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
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
If the Company is a PFIC for any taxable year(s) during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless, with respect to your common shares, you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the common shares or warrants;
•the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and
•the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
Shareholders may also request a hard copy of our 2024 Annual Report on Form 20-F, free of charge, from International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, Attention: Investor Relations.
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
I.Subsidiary Information
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
Credit risk
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity investments. Our risk management strategy and investment policy are designed to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2024, our fixed maturity securities available-for-sale portfolio, had an average rating of “A”. Additionally, at December 31, 2024, approximately 86% of our fixed-maturity securities available-for-sale portfolio was rated “A-” or better by at least one internationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturity securities available-for-sale that are unrated or rated below investment grade. At December 31, 2024, none of our fixed maturity securities available-for-sale portfolio was unrated or rated below investment grade. We monitor the financial condition of all of the issuers of fixed-maturity securities available-for-sale in our portfolio.
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
Interest rate risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed-maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed-maturity securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed-maturity investment portfolios after consideration of the estimated duration of our liabilities and other factors. The weighted-average modified duration of the portfolio was three years as of December 31, 2024.
The table below illustrates the sensitivity of the fair value of our fixed-maturity securities to selected hypothetical changes in interest rates as of December 31, 2024 and 2023.

	Fair value	Estimated change in fair value	Estimated % Increase (Decrease) in Fair Value
	($ in millions)	($ in millions)
December 31, 2024
125 basis points increase	$964.7	$(39.4)	(3.9%)
75 basis points increase	980.5	(23.6)	(2.4%)
Unchanged	1,004.1	-	-
75 basis points decrease	1,027.8	23.7	2.4%
125 basis points decrease	1,043.5	39.4	3.9%

	Fair value	Estimated change in fair value	Estimated % Increase (Decrease) in Fair Value
	($ in millions)	($ in millions)
December 31, 2023
125 basis points increase	$737.8	$(29.8)	(3.9%)
75 basis points increase	749.7	(17.9)	(2.3%)
Unchanged	767.6	-	-
75 basis points decrease	785.5	17.9	2.3%
125 basis points decrease	797.4	29.8	3.9%
Foreign currency risk
Our reporting and the functional currency of our operations is the U.S. Dollar. As of December 31, 2024, approximately 87% of our cash and investments was held in U.S. Dollar and U.S. Dollar pegged currencies (December 31, 2023: 82%), and approximately 13% was in currencies other than the U.S. Dollar and U.S. Dollar pegged currencies (December 31, 2023: 18%). For the year ended December 31, 2024, 52% of our gross premiums were written in currencies other than the U.S. Dollar and U.S. Dollar pegged currencies (December 31, 2023: 48%).
Other foreign currency amounts are remeasured to U.S. Dollar and the resulting foreign exchange gains or losses are reflected in the statements of income. The remeasurement is calculated using current exchange rates for the balance sheets and average exchange rates for the statements of income. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between Pound Sterling and U.S. Dollar, as an example, as of December 31, 2024 would have impacted reported comprehensive income by approximately $7.5 million (December 31, 2023: $2.5 million). We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies.
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

	For the Year Ended December 31,
	2024	2023

	($) in millions
Equity securities, at fair value	$29.0	$26.2
Other investments, at fair value	12.3	11.1
Total carrying value of investments exposed to equity price risk	$41.3	$37.3

Impact of a hypothetical 10% increase in the carrying value of investments exposed to equity price risk	$4.1	$3.7
Impact of a hypothetical 10% decrease in the carrying value of investments exposed to equity price risk	$(4.1)	$(3.7)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our President and Chief Executive Officer, and Chief Financial Officer have concluded that, as of December 31, 2024, the disclosure controls and procedures were effective at the reasonable assurance level in ensuring that:
•information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the President and Chief Executive Officer, and Chief Financial Officer, to allow timely decisions regarding required disclosure; and
•such information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective, and management is required to apply its judgement in evaluating and implementing possible controls and procedures.
B.Management’s Annual Report on Internal Controls over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based upon criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

C.Attestation Report of Registered Public Accounting Firm
We are exempt from the requirement of an attestation report of our registered public accounting firm while we are an emerging growth company under the rules of the SEC.
D.Changes in Internal Control Over Financial Reporting
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
ITEM 16B. CODE OF ETHICS
The Company has adopted a Financial Code of Ethics applicable to the Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller and certain other officers performing similar functions. A copy of our Financial Code of Ethics may be obtained, without charge, by sending a request to International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, attention: Chief Legal Officer; or by email to: Rawan.Alsulaiman@iginsure.com, attention: Chief Legal Officer. Any amendment to this Financial Code may be made only by the Company’s board of directors. If an amendment to this Financial Code is made, appropriate disclosure will be made in a Report on Form 6-K, by posting on the Company’s website or by other electronic means, or at the latest, in the annual report on Form 20-F to the extent required by the rules and regulations of the SEC and the listing requirements of Nasdaq.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), for the last two fiscal years ended December 31, 2024 and 2023.

	For the Year Ended December 31,
	2024	2023

	($) in thousands
Audit Fees	$3,131	$2,700
Tax Fees	13	5
All Other Fees	92	75
Total	$3,236	$2,780
Audit Fees
Audit Fees consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC, in addition to the audit fees of the Group’s subsidiaries.
Tax Fees
Tax Fees for the fiscal year ended December 31, 2024 and 2023 relate to corporate tax compliance services for two of the Group’s subsidiaries.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We do not rely on any exemptions from the listing standards for our audit committee.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet be Purchased Under the Plans or Programs
January 2024	51,852	$12.94	51,852	1,216,368
February 2024	15,595	12.86	67,447	1,200,773
March 2024	208,133	13.14	275,580	992,640
April 2024	396,609	13.63	672,189	596,031
May 2024	103,165	13.56	775,354	492,866
June 2024	139,321	14.48	914,675	2,853,545
July 2024	134,056	14.77	1,048,731	2,719,489
August 2024	30,672	16.62	1,079,403	2,688,817
September 2024	176,864	18.70	1,256,267	2,511,953
October 2024	66,343	18.88	1,322,610	2,445,610
November 2024	-	-	1,322,610	2,445,610
December 2024	154,011	23.88	1,476,621	2,291,599
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Bermuda requirements in lieu of certain Nasdaq corporate governance rules. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. The corporate governance practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:
•In lieu of the requirement to comply with Rule 5605(e)(1), which requires the director nomination process to be determined by a majority of the independent directors or a nominations committee comprised solely of independent directors, our nominating/governance committee (which is responsible for director nominations) consists of a majority of independent directors but does not consist solely of independent directors.
•In lieu of the requirement to comply with Rule 5605(d)(2), which requires a compensation committee comprised of at least two members, each of whom must be an independent director as defined under Rule 5605(a)(2), our compensation committee consists of three members, two of which are independent, comprising a majority of independent directors, but it does not consist solely of independent directors. Given the size of the Company, we believe that the committee as currently composed is well situated and has access to the best information to make compensation decisions for the Company.
•In lieu of the requirement to comply with Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present (“executive sessions”), we do not intend to have regularly scheduled executive sessions.
•In lieu of the requirement to comply with Rule 5635(c), which requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, we follow the laws of Bermuda which do not require shareholder approval for the establishment of, or amendment to, our equity plans.
We voluntarily comply with certain Nasdaq corporate governance requirements, including having a majority of independent directors and compensation and nominating/governance committees of the board of directors, but we are not required to do so pursuant to Bermuda requirements and may cease doing so at any time as long as we maintain our status as a “foreign private issuer”.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have an Insider Trading Policy that governs the purchase, sale and/or other dispositions of our securities by our officers, directors, employees and consultants, which is reasonably designed to promote compliance with applicable securities laws, rules and regulations, including applicable insider trading laws. A copy of our Insider Trading Policy adopted on August 15, 2024 is filed as exhibit 11.1 to this annual report.
ITEM 16K. CYBERSECURITY
Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures that could affect our ability to execute our corporate strategy and fulfill our business objectives. As part of our comprehensive, enterprise-wide risk management process, we maintain a robust and comprehensive cybersecurity risk management framework which is designed for a structured approach to assess, identify, and manage material risks from cybersecurity threats, including to continuously improve our focus and approach. Cybersecurity encompasses the protection of information assets, systems, networks, and data from cyber threats, breaches, and unauthorized access. Potential cybersecurity risks are assessed as part of our broader enterprise-wide risk management process, with oversight from the board of directors and Group Chief Information and Security Officer (“CISO”), for alignment with our risk appetite and corporate strategy. Cybersecurity plays a crucial role in safeguarding our intellectual property, sensitive information, and financial assets, and is integral to maintaining trust and confidence among customers, investors, regulators, and other stakeholders. To date, we have not suffered any material cybersecurity incidents requiring action or reporting to regulators, and the potential cyber risks listed below have not materially affected and are not reasonably likely to materially affect us.
Potential Cyber Risks
•Sophisticated Cyber Threats: We face risks from increasingly sophisticated and evolving cyber threats, including malware, man in the middle, phishing attacks, ransomware, and social engineering techniques.
•Operational Disruption Risk: Cybersecurity incidents, such as ransomware attacks, distributed denial-of-service (DDoS) attacks, or system outages, could disrupt the company’s operations and impact its ability to deliver products and services to customers. Operational disruptions may result in revenue loss, customer dissatisfaction, contractual penalties, and long-term reputational damage.
•Data Breaches: There is a risk of unauthorized access, disclosure, or theft of sensitive Company’s and customers’ data, which could result in financial losses, reputational damage, and regulatory penalties.
•Third-Party Risks: Dependencies on third-party vendors, suppliers, or service providers expose the Company to cybersecurity risks, including supply chain attacks, data breaches, and vulnerabilities in third-party systems.
•Regulatory Compliance: Failure to comply with cybersecurity regulations and standards, such as GDPR, SOX, and country specific regulatory requirements, may result in legal and financial consequences, including fines, penalties, and lawsuits.
•Insider Threats: Risks from insider threats, including malicious employees, contractors, or business partners with access to sensitive information, pose a significant cybersecurity risk to the Company’s operations and data security.
•Legacy Systems and Infrastructure: Legacy systems, outdated software, and inadequate cybersecurity controls increase the Company’s vulnerability to cyber threats, exploits, and security breaches.
•Cyber Insurance Coverage: Inadequate or insufficient cyber insurance coverage may leave the Company exposed to financial losses and liabilities resulting from cyber incidents, data breaches, and regulatory fines.
•Geopolitical and Economic Factors: Risks from geopolitical tensions, economic instability, and regulatory changes may impact the Company’s cybersecurity posture, operations, and business continuity.
•Cybersecurity Talent Shortage: Difficulty in attracting, retaining, and training skilled cybersecurity professionals may hinder the Company’s ability to effectively mitigate cyber risks and respond to security incidents.
•Cloud Computing Risks: Reliance on cloud computing services and infrastructure introduces risks related to data security, privacy, compliance, and service availability.
•Emerging Technologies: Adoption of emerging technologies, such as Internet of Things (IoT), artificial intelligence (AI), and blockchain, may introduce new cybersecurity risks and vulnerabilities that are currently being assessed prior to adoption. Restrictions on blockchain are being imposed due to its unregulated position. In addition, AI is being adopted in the form of machine learning and pattern based recognition as opposed to generative AI due to concerns around open access to data and limited transparency of target destination of data storage.

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
Mitigation Efforts
The Company follows a structured risk management framework to identify, assess, and mitigate cybersecurity risks. This framework includes risk assessments, threat intelligence analysis, vulnerability scanning, and penetration testing. Risks are prioritized based on their potential impact on our operations, reputation, and financial stability. The Company has implemented various measures to mitigate cybersecurity risks, including:
•Implementing robust cybersecurity policies, procedures, and controls. The Company maintains comprehensive cybersecurity policies and procedures to guide its cybersecurity efforts. These policies cover areas such as access controls, data encryption, incident response, employee training, and third-party risk management. Policies are regularly reviewed and updated to address emerging threats and changes in regulations or industry standards.
•Investing in cybersecurity technologies, such as Security Information and Event Management (SIEM) with associated Security Operations Center (SOC), firewalls, intrusion detection systems, and encryption solutions.
•Conducting regular cybersecurity risk assessments and vulnerability scans.
•Providing cybersecurity awareness training for employees and contractors. Our employees receive regular training and we develop awareness programs to educate employees about cybersecurity risks and best practices. Training covers topics such as phishing awareness, password security, data handling procedures, and incident reporting. Employees are encouraged to remain vigilant and report any suspicious activity promptly.
•Developing and testing incident response plans designed for timely detection, containment, and recovery from cybersecurity incidents. The Company maintains a robust incident response plan to address cybersecurity incidents promptly and effectively. The plan defines roles and responsibilities for responding to incidents, establishes communication protocols, and outlines procedures for containing and mitigating the impact of incidents. The plan is regularly tested through tabletop exercises and incident simulations for preparedness.
•Engaging with external cybersecurity experts, industry partners, and government agencies to share threat intelligence and best practices.
•The Company assesses and manages cybersecurity risks associated with third-party vendors, suppliers, and service providers. This includes conducting due diligence on third-party cybersecurity practices, including contractual obligations for cybersecurity controls, incident response requirements, and ongoing monitoring of third-party performance.
•Alignment to new regulations such as the EU Digital Operational Resilience Act, commonly known as DORA, and identification of important business services along with the corresponding measures required by IT to improve Recovery Time Objective (RTO) and Recovery Point Objective (RPO). The Company also complies with certain cybersecurity regulations, industry standards, and best practices. This includes measures designed for compliance with laws such as the EU General Data Protection Regulation (GDPR). The Company has also implemented certain measures designed for alignment with the cybersecurity framework of the National Institute of Standards and Technology (NIST) and is also aligning to the International Organization for Standardization (ISO) 27001. IGI’s cybersecurity practices are also reviewed as part of the annual SOX/ITGC process.
•Continuous improvement in cybersecurity governance. This includes ongoing reviews of cybersecurity policies and procedures, assessments of emerging threats and technologies, and investments in cybersecurity tools and capabilities. Lessons learned from cybersecurity incidents are used to inform improvements and enhance our overall cybersecurity posture.
Cybersecurity Governance
Our cybersecurity risk management and related governance safeguards and oversight include, but are not limited to the following:
Board Oversight:
•The board of directors oversees cybersecurity risks as part of its overall governance responsibilities. Cybersecurity risks and mitigation efforts are reported to the board on a periodic basis through the CISO Pack, which is presented by the Vice President of IT (VP IT) and delegates. The CISO Pack includes an overview of material cybersecurity risks, incident trends, remediation efforts, and key cybersecurity performance metrics. While there is no dedicated board subcommittee for cybersecurity risk oversight, the IT Committee (IT Steerco), led by the Company’s VP IT and delegates, plays a key role in assessing and managing material cybersecurity risks and provides updates to the board as part of the governance framework.
•The Company’s VP IT also acts as the Company’s CISO and is supported by IT Governance and IT Security Engineers in the IT Department.
Executive Leadership:
The Company’s IT Committee (IT Steerco), led by the VP IT, reports information about material risks from cybersecurity threats to the board of directors. The IT Steerco assesses and manages material risks from cybersecurity threats, including by setting our cybersecurity strategy, approving cybersecurity policies and procedures, and reviewing cybersecurity risk assessments and incident reports. The VP IT has extensive experience in developing and implementing cyber and information security strategies in his current and previous roles aligned to National Institute of Standards and Technology (NIST) and ISO 27001 frameworks. Additionally, the VP IT has developed and implemented an information security roadmap based on current and future appetite, risks and impact to achieve IGI’s cybersecurity objectives. The VP IT is also responsible for implementing cybersecurity measures and reporting to senior management and the board. The Company’s IT Steerco is informed about cybersecurity incidents through the CISO Pack, which is presented periodically to the board and senior management. The CISO pack includes cybersecurity risk assessments, key incidents, remediation actions, and ongoing mitigation efforts. Additionally, security engineers and the IT governance team within the IT department play a key role in continuously monitoring cybersecurity incidents, providing technical assessments, and ensuring that prevention, detection, mitigation, and remediation efforts are effectively implemented and reported to the IT Steerco.

Performance Metrics and Reporting:
Key performance indicators (KPIs) are used to measure the effectiveness of the Company’s cybersecurity governance efforts. Metrics include, among others, the number of security incidents detected and resolved, average incident response times, employee compliance with cybersecurity policies, and the frequency of security training sessions. Regular reports are provided to senior management and the board of directors for transparency and accountability regarding cybersecurity performance.

PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial statements of the Company are included in this annual report. Our financial statements are on pages F-1 to F-52.
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

4.25
Amendment No. 1 to International General Insurance Holdings Ltd. 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-238918) filed with the SEC on August 9, 2024).

4.26
IGI (Global) Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-238918) filed with the SEC on August 9, 2024).

4.27
IGI (UK) Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-238918) filed with the SEC on August 9, 2024).

4.28
Trust Deed in Relation to the IGI (UK) Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to the Company’s Post-Effective Amendment No. 1 to Form S-8 Registration Statement (File No. 333-238918) filed with the SEC on August 9, 2024).

4.29	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 to the Company’s shell company report on Form 20-F (File No. 001-39255) filed with the SEC on March 23, 2020).
4.30
Form of Employment Agreement of the Registrant’s senior executive officers.(incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (File No. 001-39255) filed with the SEC on April 8, 2024).

8.1*	List of Subsidiaries of the Company.
11.1*	Insider Trading Policy of the Company adopted on August 15, 2024
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(e) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
15.2*	Consent of Ernst & Young LLP.
97.1
Executive Compensation Clawback Policy of the Company adopted on November 30, 2023. (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-39255) filed with the SEC on April 8, 2024).

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
*Filed herewith
†Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

April 1, 2025	INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

	By:	/s/ Walid Jabsheh
Name: Walid Jabsheh
Title: President and Chief Executive Officer

International General Insurance Holdings Ltd.
Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the
Years Ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of International General Insurance Holdings Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of International General Insurance Holdings Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules I and III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
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
London, United Kingdom
April 1, 2025

International General Insurance Holdings Ltd.
CONSOLIDATED BALANCE SHEETS
As At December 31, 2024 and 2023

	As At December 31,
(Expressed in thousands of U.S. Dollars, except share and per share information)	2024	2023

ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: $1,023,866 – 2024, $789,619 – 2023, net of allowance for expected credit losses: $409 – 2024, $353 – 2023)	$1,002,103	$765,590
Equity securities, at fair value (cost: $25,334 – 2024, $24,056 – 2023)	28,973	26,208
Other investments, at fair value (cost: $12,500 – 2024, $11,302 – 2023)	12,289	11,060
Short-term investments	89,478	42,157
Term deposits	670	105,137
Equity-method investments measured at fair value	1,955	3,522
Fixed maturity securities held to maturity	1,994	1,994
Total investments	1,137,462	955,668
Cash and cash equivalents	155,245	177,022
Accrued investment income	15,295	11,471
Premiums receivable, net of allowance for expected credit losses ($12,756 – 2024, $11,302 – 2023)	256,050	245,217
Reinsurance recoverable, net of allowance for expected credit losses ($885 – 2024, $4,034 – 2023)	225,697	223,083
Ceded unearned premiums	113,313	98,013
Deferred policy acquisition costs, net of ceding commission	67,055	65,272
Deferred tax assets, net	6,951	4,157
Other assets	60,470	57,997
TOTAL ASSETS	$2,037,538	$1,837,900

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$794,243	$712,098
Unearned premiums	465,244	443,525
Insurance and reinsurance payables	90,049	89,704
Other liabilities	33,170	34,853
Derivative financial liabilities	–	17,290
TOTAL LIABILITIES	1,382,706	1,297,470
COMMITMENT AND CONTINGENCIES (NOTE 11)
SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at $0.01 par value per share; issued and outstanding: 45,108,936 shares – 2024, 44,500,879 shares – 2023)	453	445
Additional paid-in capital	144,936	137,623
Treasury shares (154,011 shares – 2024, 3,800 shares – 2023)	(3,677)	(49)
Accumulated other comprehensive loss, net of taxes	(18,553)	(20,638)
Retained earnings	531,673	423,049
TOTAL SHAREHOLDERS’ EQUITY	654,832	540,430
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,037,538	$1,837,900

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except per share information)	2024	2023	2022

REVENUES:
Gross written premiums	$700,146	$688,678	$581,983
Ceded written premiums	(210,597)	(191,465)	(189,158)
Net written premiums	489,549	497,213	392,825
Net change in unearned premiums	(6,419)	(50,061)	(16,434)
Net premiums earned	483,130	447,152	376,391
Investment income	51,883	40,460	20,947
Net realized gain (loss) on investments	589	6,723	(687)
Net unrealized gain (loss) on investments	1,390	2,684	(5,512)
Change in allowance for expected credit losses on investments	29	368	(361)
Other revenues	1,988	1,862	2,442
Total revenues	539,009	499,249	393,220

EXPENSES:
Net loss and loss adjustment expenses	(216,112)	(189,087)	(157,562)
Net policy acquisition expenses	(79,535)	(74,976)	(70,199)
General and administrative expenses	(90,362)	(78,927)	(67,243)
Change in allowance for expected credit losses on receivables	(1,482)	(2,452)	(3,238)
Change in fair value of derivative financial liabilities	(4,928)	(27,289)	4,603
Other expenses	(6,169)	(5,594)	(3,961)
Net foreign exchange (loss) gain	(8,130)	5,124	(3,454)
Total expenses	(406,718)	(373,201)	(301,054)
Income before income taxes	132,291	126,048	92,166
Income tax credit (expense)	2,860	(7,854)	(2,932)
Net income	$135,151	$118,194	$89,234
Earnings per share
Basic earnings per share attributable to equity holders (US Dollars)	$3.01	$2.58	$1.85
Diluted earnings per share attributable to equity holders (US Dollars)	$2.98	$2.55	$1.84

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Net income	$135,151	$118,194	$89,234
Other comprehensive income (loss), net of taxes:
Change in unrealized gains (losses) on fixed maturity securities available-for-sale	2,065	23,379	(49,073)
Foreign currency translation adjustment	20	27	(57)
Other comprehensive income (loss)	2,085	23,406	(49,130)
Total comprehensive income	$137,236	$141,600	$40,104

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars, except per share information)	Common shares at par value	Additional paid-in capital	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity

As at January 1, 2022	$459	$148,015	$-	$5,086	$227,522	$381,082
Net Income	-	-	-	-	89,234	89,234
Other comprehensive loss	-	-	-	(49,130)	-	(49,130)
Total comprehensive income	-	-	-	(49,130)	89,234	40,104
Issuance of common shares under share-based compensation plan	4	2,296	-	-	-	2,300
Purchase of treasury shares	-	-	(2,394)	-	-	(2,394)
Cancellation of treasury shares	(3)	(2,377)	2,380	-	-	-
Dividends paid ($0.22 per share)	-	-	-	-	(10,152)	(10,152)
Balance as at December 31, 2022	460	147,934	(14)	(44,044)	306,604	410,940

Net Income	-	-	-	-	118,194	118,194
Other comprehensive income	-	-	-	23,406	-	23,406
Total comprehensive income	-	-	-	23,406	118,194	141,600
Issuance of common shares under share-based compensation plan	5	3,244	-	-	-	3,249
Purchase of treasury shares	-	-	(31,090)	-	-	(31,090)
Cancellation of treasury shares	(34)	(31,021)	31,055	-	-	-
Vesting of Earnout Shares	14	17,466	-	-	-	17,480
Dividends paid ($0.04 per share)	-	-	-	-	(1,749)	(1,749)
Balance as at December 31, 2023	445	137,623	(49)	(20,638)	423,049	540,430

Net Income	-	-	-	-	135,151	135,151
Other comprehensive income	-	-	-	2,085	-	2,085
Total comprehensive income	-	-	-	2,085	135,151	137,236
Issuance of common shares under share-based compensation plan	5	4,623	-	-	-	4,628
Purchase of treasury shares	-	-	(23,153)	-	-	(23,153)
Cancellation of treasury shares	(13)	(19,512)	19,525	-	-	-
Vesting of Earnout Shares	16	22,202	-	-	-	22,218
Dividends paid ($0.585 per share)	-	-	-	-	(26,527)	(26,527)
Balance as at December 31, 2024	$453	$144,936	$(3,677)	$(18,553)	$531,673	$654,832

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

OPERATING ACTIVITIES:
Net income	$135,151	$118,194	$89,234

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,404	2,546	3,082
Deferred tax (benefit) expense	(2,702)	1,441	(307)
(Gain) loss on disposal of property and equipment	(29)	(89)	112
Net realized (gain) loss on investments	(589)	(6,723)	687
Net unrealized (gain) loss on investments	(1,390)	(2,684)	5,512
Change in allowance for expected credit losses on investments	(29)	(368)	361
Change in fair value of derivative financial liabilities	4,928	27,289	(4,603)
Share-based compensation expense	4,628	3,249	2,300
Leases expenses	3,083	771	963
Amortization of net premium on investments	2,156	2,083	2,191
Tax adjustment due to US GAAP conversion	(312)	(1,949)	665
Change in:
Premiums receivable	(10,833)	(34,815)	(8,625)
Reinsurance recoverables	(2,614)	(28,671)	(3,857)
Ceded unearned premiums	(15,300)	(3,604)	(9,046)
Deferred policy acquisition costs, net of ceding commission	(1,783)	(7,331)	(1,174)
Accrued investment income	(3,422)	(4,909)	(831)
Other assets	(4,697)	(1,809)	(2,144)
Reserve for unpaid loss and loss adjustment expenses	82,145	75,853	58,598
Unearned premiums	21,719	53,665	25,480
Insurance and reinsurance payables	345	(650)	(2,516)
Operating lease liabilities payments	(2,706)	(913)	(1,035)
Other liabilities	(1,683)	6,032	(170)
Net cash provided by operating activities	209,470	196,608	154,877

INVESTING ACTIVITIES
Purchase of equity securities and other investments	(14,495)	(17,368)	(1,607)
Purchase of fixed maturity securities available-for-sale	(338,946)	(313,002)	(189,832)
Proceeds from fixed maturity securities held to maturity	85	526	312
Proceeds from sale/maturity of fixed maturity securities available-for-sale	102,178	59,031	60,972
Proceeds from sale of equity securities and other investments	14,064	34,976	1,413
Purchases of property and equipment and Intangible assets	(6,628)	(3,248)	(1,275)
Proceeds from sale of property and equipment	29	89	543
Change in term deposits	104,467	(73,802)	12,353

Change in short-term investments	(47,321)	223,534	(129,413)
Acquisition of a subsidiary	—	(1,101)	—
Net cash used in investing activities	(186,567)	(90,365)	(246,534)

FINANCING ACTIVITIES
Dividends paid	(26,527)	(1,749)	(10,152)
Repurchase of common shares under share repurchase program	(23,153)	(31,090)	(2,394)
Warrants redemption	—	(16,324)	-
Net cash flows used in financing activities	(49,680)	(49,163)	(12,546)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	(26,777)	57,080	(104,203)
Cash, cash equivalents and restricted cash at the beginning of the year	195,023	137,943	242,146
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	$168,246	$195,023	$137,943
Supplemental Cash Flow Information:
Income tax paid	$(4,620)	$(6,635)	$(2,760)

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
The principal activities of the Company are to primarily provide insurance and reinsurance on a worldwide basis through its principal wholly owned subsidiaries and branches, including International General Insurance Co. Ltd (“IGI Bermuda”), International General Insurance Company (UK) Limited (“IGI UK”), International General Insurance Company (Europe) Ltd. (“IGI Europe”), International General Insurance Company (Dubai) Ltd (“IGI Dubai Subsidiary”), IGI Nordic AS (“IGI Nordic”) and International General Insurance Co. Ltd – Labuan Branch (“IGI Labuan”). The Company and its subsidiaries operate in Bermuda, United Kingdom, Jordan, Morocco, Malaysia, Malta, Norway, United Arab Emirates and the Cayman Islands. International General Insurance Holdings Ltd. and its subsidiaries and branches are collectively referred to hereinafter as the Company or the Group.
On March 17, 2020, the definitive business agreement (the “Business Combination”) between International General Insurance Holdings Limited (“IGI Dubai”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI Dubai and each of IGI Dubai and Tiberius became the Company’s subsidiaries.
The transaction was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, while the Company is the legal acquirer of both IGI Dubai and Tiberius, IGI Dubai has been identified as the accounting acquirer of Tiberius for accounting purposes.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of the Company and its subsidiaries.
Any references in these notes to applicable accounting guidance are meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries and have been presented in United States Dollars (“$”) which is also the Group’s functional currency. All intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated in full.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. Management periodically reviews its estimates and assumptions.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company’s principal estimates include:
•Reserve for unpaid loss and loss adjustment expenses;
•Premiums representing amounts due on business written but not yet reported;
•Allowance for expected credit losses on premiums receivable, reinsurance recoverables and certain investments including fixed maturity securities available-for-sale;
•Fair value measurements of certain financial assets and financial liabilities.
(a)Investments
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
The Group recognizes expected credit losses on fixed maturity securities available-for-sale through an allowance account. For fixed maturity securities available-for-sale that the Group does not intend to sell or for which it is more likely than not it will not be required to sell prior to the anticipated recovery in value, the credit component of the impairment is separated from the component related to all other market factors and reported in Change in allowance for expected credit losses on investments in the consolidated statements of income. The impairment related to all other market factors is reported as a fair value movement in a separate component of shareholder’s equity in other comprehensive income (loss). The expected credit loss allowance account is adjusted for any additional credit losses or subsequent recoveries and the cost basis of the fixed maturity security is not adjusted.
For impaired fixed maturity securities available-for-sale that the Group intends to sell or for which it is more likely than not that it will be required to sell before an anticipated recovery in value, the full amount of the impairment is recognized in Change in allowance for expected credit losses on investments in the consolidated statement of income and the cost basis of the fixed maturity security is adjusted to reflect the recognized realized loss. The new cost basis is not adjusted for any recoveries in fair value.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Group reports accrued investment income separately from fixed maturity securities available-for-sale and has elected to not measure an allowance for expected credit losses for accrued investment income. The write-off of investment income accrued for fixed maturities that are in arrears for more than 30 days on interest payments is recognized as a loss in net realized investment gains (losses), in the period of the default, in the consolidated statement of income.
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
(b)Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank balances, short-term deposits, and highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and are subject to insignificant risk of changes in fair value.
(c)Term deposits
The term deposits are interest bearing bank deposits held with foreign banks and have original maturities over 12 months and are carried at amortized cost, which approximates fair value.
(d)Short-term Investments
Short-term investments include term deposits that have original maturities greater than three months but less than one year at the date of purchase. These are carried at amortized cost, which approximates fair value.
(e)Restricted Cash
Restricted cash represents amounts held for the benefit of third parties or is legally or contractually restricted as to withdrawal or usage by the Company. Such amounts are included in “Other assets” on the Company’s consolidated balance sheets.
(f)Receivables
Insurance receivables are measured on initial recognition at the face value of the consideration to be received net of any allowance for expected credit losses. The Group monitors credit risk associated with premiums receivable through its ongoing review of amounts outstanding, aging of the receivable, historical loss data, and counterparty financial strength measures. Any allowance for expected credit losses is charged to “Change in allowance for expected credit losses on receivables” in the period. The receivable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses.

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
(g)Derivative financial instruments
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Warrants are accounted for as derivative financial instruments (a financial liability) as they give the holder the right to obtain a variable number of common (ordinary) shares, dependent on the characteristics of the warrant holder and the occurrence of some uncertain future events that are not within the control of the Group.
The Warrants were to lapse and expire after five years from the closing of the Business Combination between IGI Dubai and Tiberius; however, all the outstanding Warrants were redeemed during 2023 following the offer announced by the Company on July 28, 2023.
Earnout Shares issued to former shareholders of IGI Dubai and Tiberius are accounted for as Derivative financial instruments (a financial liability) because the earnout triggering events that determine the number of Earnout Shares to be earned include multiple settlements alternatives and events that are not solely indexed to the common stock of the Company. The remaining Earnout Shares were vested during 2024.
Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of income as the Group has not designated derivative financial instruments under hedging arrangements.
(h)Other assets
Other assets consist of prepaid expenses, refundable deposits, restricted cash, funds held in trust accounts, property and equipment, intangible assets and operating lease assets.
Property and equipment are capitalized and carried at cost less accumulated depreciation and are reported in “other assets” in the consolidated balance sheets. Depreciation is calculated using a straight-line method over the estimated useful lives of the assets, generally three to fifty years. Land is not depreciated. The accumulated depreciation for property and equipment was $22,888 thousand and $20,499 thousand at December 31, 2024 and 2023, respectively. The net book value of our property and equipment at December 31, 2024 and 2023 was $27,736 thousand and $24,022 thousand, respectively.
Intangible assets include computer software and software licenses. Costs incurred in obtaining, developing or upgrading internal use software to be used solely to meet the Company’s internal needs have been capitalized within intangible assets. These capitalized software costs are amortized on a straight-line basis over a period generally not exceeding 10 years. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. For intangible assets considered to have an indefinite life, the Company performs a qualitative assessment annually to determine whether it is more likely or not that the intangible asset is impaired. Goodwill is assessed annually for impairment or more frequently if circumstances indicate an impairment may have occurred.

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
Right-of-use operating lease assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of an asset is impaired, it is reduced to the recoverable amount by an immediate charge to the income statement.
(i)Premiums
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
(j)Reserve for unpaid loss and loss adjustment expenses
A reserve is held for losses, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, and this is charged to income as incurred. The reserve for unpaid loss and loss adjustment expenses comprises the estimated amounts payable, in respect of losses reported to the Group and those not reported at the consolidated balance sheets date.
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
(k)Deferred policy acquisition costs
Acquisition costs that are directly related and incremental to the successful acquisition or renewal of business are deferred and expensed over the same period in which the corresponding premiums are recognized, in accordance with the earning pattern of the underlying contract. Acquisition costs consist principally of commissions, brokerage, premium taxes, and certain internal underwriting costs. Policy acquisition costs are net of ceding commissions received on business ceded under certain reinsurance contracts.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(l)Premium deficiency test
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
(m)Reinsurance
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
The XOL reinsurance also includes reinstatement premium and related cash flows within the boundary of the initial reinsurance contract arising from usage of primary reinsurance coverage limit. Reinstatement occurs at predetermined rates without giving the reinsurer any right to exit or reprice the contract. This implies expected cash flows related to the reinstatement premium shall be within the boundary of the initial reinsurance contract and are not related to future contracts.
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
(n)Equity settled share-based compensation plan
The Group operates an equity-settled share-based plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The grant date fair value of restricted shares is determined based on the closing quoted prices of the Company’s share on Nasdaq on the grant dates. For awards with graded vesting schedules only subject to service conditions, such as the Restricted Shares Awards (“RSAs”), compensation expense is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures of share-based compensation awards are recognized as they occur.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(o)Treasury shares
Treasury shares are common shares purchased by the Company and not subsequently cancelled. These shares are recorded at cost and result in a reduction of the Company’s shareholders’ equity in its consolidated balance sheets.
(p)Offsetting
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
(q)Foreign currencies
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
Translation gains and losses related to our foreign operations are recorded as a component of shareholders’ equity in the consolidated balance sheets. At December 31, 2024, 2023 and 2022, the total cumulative foreign currency translation adjustments were a loss of $376 thousand, $396 thousand and $423 thousand, respectively.
(r)Taxation
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
(s)Fair values
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
(t)Segment reporting
Reporting segments and segment measures are discussed and disclosed in note 17 Segment information.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent accounting pronouncements
Recently Issued Accounting Standards Adopted
Accounting Standards Update (“ASU”) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (Topic 280)
In November 2023, the FASB issued an ASU to address improvements to reportable segment disclosures. The standard primarily requires the following disclosure on an annual and interim basis: (1) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss; and (2) other segment items and description of its composition. The standard also requires current annual disclosures about a reportable segment’s profits or losses and assets to be disclosed in interim periods and the title and position of the CODM with an explanation of how the CODM uses the reported measures of segment profits or losses in assessing segment performance. The guidance is effective for public companies for fiscal years beginning after December 15, 2023 and interim periods in fiscal years within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment is applied retrospectively to all prior periods presented. The adoption of ASU 2023-07 did not have a material impact on the Company’s segment reporting in the Consolidated financial statements.
Recently Issued Accounting Standards Not Yet Adopted
ASU 2023-09, Income Taxes – Improvements to Income Tax Disclosures (Topic 740)
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

ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses
In November 2024, the FASB issued an ASU requiring public business entities to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. These disclosures are required on an annual and interim basis. The amendments in this ASU are effective for public companies for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply it retrospectively. The Company is assessing the impact of this standard.
3.    INVESTMENTS
Fixed maturity securities available-for-sale, at fair value
The following tables summarize the Company’s fixed maturity securities available-for-sale at December 31, 2024 and 2023:

	December 31, 2024
(Expressed in thousands of U.S. Dollars)	Amortized cost basis	Gross unrealized gains	Gross unrealized losses	Allowance for expected credit losses	Fair value

Foreign governments	$25,821	$140	$(576)	$-	$25,385
Corporate bonds	998,045	6,248	(27,166)	(409)	976,718
Total	$1,023,866	$6,388	$(27,742)	$(409)	$1,002,103

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS (Continued)

	December 31, 2023
(Expressed in thousands of U.S. Dollars)	Amortized cost basis	Gross unrealized gains	Gross Unrealized losses	Allowance for expected credit losses	Fair value

Foreign governments	$13,067	$70	$(738)	$-	$12,399
Corporate bonds	776,552	7,950	(30,958)	(353)	753,191
Total	$789,619	$8,020	$(31,696)	$(353)	$765,590

The following tables summarize gross unrealized losses and estimated fair value for fixed maturity securities available-for-sale by length of time that the securities have continuously been in an unrealized loss position:

	December 31, 2024
	Less than 12 months		12 months or more		Total
(Expressed in thousands of U.S. Dollars)	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss

Foreign governments	$3,853	$(10)	$4,973	$(566)	$8,826	$(576)
Corporate bonds	175,814	(3,044)	346,981	(24,122)	522,795	(27,166)
Total	$179,667	$(3,054)	$351,954	$(24,688)	$531,621	$(27,742)

	December 31, 2023
	Less than 12 months		12 months or more		Total
(Expressed in thousands of U.S. Dollars)	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss

Foreign governments	$—	$—	$8,152	$(738)	$8,152	$(738)
Corporate bonds	38,929	(517)	401,900	(30,441)	440,829	(30,958)
Total	$38,929	$(517)	$410,052	$(31,179)	$448,981	$(31,696)

At December 31, 2024, the Company held 297 (2023: 272) fixed-maturity securities available-for-sale in an unrealized loss position with a total fair value of $531,621 thousand (2023: $448,981 thousand) and gross unrealized losses of $27,742 thousand (2023: $31,696 thousand). Of these securities, 207 (2023: 241) were in a continuous unrealized loss position for greater than 12 months. The Company regularly reviews all fixed maturity securities available-for-sale within its investment portfolio to determine whether a credit loss has occurred. At December 31, 2024, 86% of the Company’s fixed maturity securities available-for-sale were rated “A-” or better, and nil were below investment grade or not rated. All of the Company’s fixed maturity securities available-for-sale made expected coupon payments under the contractual terms of the securities. Based on the Company’s review as of December 31, 2024, unrealized losses were caused by interest rate changes or other market factors and were not credit-specific issues. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS (Continued)
The contractual maturities of the Company’s fixed maturity securities available-for-sale are shown in the following table:

	December 31, 2024		December 31, 2023
(Expressed in thousands of U.S. Dollars)	Fair value	Amortized cost	Fair value	Amortized cost

Due in one year or less	$135,857	$137,430	$78,459	$79,334
Due after one you through to five years	587,635	596,130	515,337	530,182
Due after five you through to ten years	198,836	201,264	100,801	103,933
Due after ten years	79,775	89,042	70,993	76,170
	$1,002,103	$1,023,866	$765,590	$789,619
Allowance for expected credit losses
The following tables provide the movement of the allowance for expected credit losses of the Company’s fixed maturity securities available-for-sale:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

	Corporate Bonds

Balance at beginning of year	$353	$195
Additions for current year allowance for expected credit losses	56	158
Balance at end of year	$409	$353
Investment Income

	Year ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Interest income	$51,027	$39,750	$20,381
Dividends from other investments	311	236	144
Dividends from equities	770	752	571
Investment’s custodian fees and other investments expenses	(225)	(278)	(149)
	$51,883	$40,460	$20,947
Net realized gain (loss) on investments

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Realized loss on sale of fixed maturity securities available-for-sale	$(18)	$(477)	$(619)
Realized gain (loss) on sale of equity securities	607	7,200	(68)
	$589	$6,723	$(687)

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS (Continued)
Net unrealized gain (loss) on investments

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Unrealized gain (loss) on equity securities	$2,575	$3,080	$(3,561)
Unrealized gain (loss) on other investments	382	989	(2,225)
Unrealized (loss) gain on equity-method investments at fair value	(1,567)	(1,385)	274
	$1,390	$2,684	$(5,512)
Change in allowance for expected credit losses on investments

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Change in allowance for expected credit losses for fixed maturity securities available-for-sale	$(56)	$(158)	$(195)
Change in allowance for expected credit losses on fixed maturity securities held to maturity	85	526	(166)
	$29	$368	$(361)
4.    RECEIVABLES
Premiums receivable
The following table provides the balance of premiums receivable, net of allowance for expected credit losses, at December 31, 2024 and 2023:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Premiums receivable	$268,806	$256,519
Less: Allowance for expected credit losses	(12,756)	(11,302)
	$256,050	$245,217
As at December 31, 2024, $10,508 thousand (December 31, 2023: $11,748 thousand) of the total premiums receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by region.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.    RECEIVABLES (Continued)
The movement in the allowance for expected credit losses for the years ended December 31, 2024 and 2023 is as follows:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Opening balance	$11,302	$9,085
Change in allowance for expected credit losses	1,454	2,372
Write-offs	—	(155)
Ending balance	$12,756	$11,302
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
The following table provides the balance of reinsurance recoverables, net of allowance for expected credit losses, at December 31, 2024 and 2023:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Reinsurance recoverables on unpaid losses	$213,990	$212,610
Less: Allowance for expected credit losses	(327)	(361)
	213,663	212,249

Reinsurance recoverables on paid losses	12,592	14,507
Less: Allowance for expected credit losses	(558)	(3,673)
	12,034	10,834
	$225,697	$223,083

% due from carriers rated “A-” or higher by major rating agencies	92%	76%
% due from all other rated carriers	8%	24%
% due from all other carriers with no rating by major rating agencies	-	-
Largest balance due from any one carrier as a % of total shareholders’ equity	7%	8%

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.    RECEIVABLES (Continued)
The movement in the allowance for expected credit losses for the years ended December 31, 2024 and 2023 is as follows:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Opening balance	$4,034	$3,954
Change in allowance for expected credit losses	28	80
Write off	(3,177)	—
Ending balance	$885	$4,034
5.    RESTRICTED CASH
Other assets include restricted cash in the amount of $13,001 thousand placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business (December 31, 2023: $13,001 thousand). In addition, this item includes a restricted call deposit in the amount of $5,000 thousand as of December 31, 2023 placed in favor of the Group as collateral against reinsurance arrangements. The interest earned on this deposit is recognized as a liability and transferred to the reinsurance company on a semi-annual basis.
The following table details a reconciliation of cash and restricted cash within the consolidated balance sheets:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Cash and cash equivalents	$155,245	$177,022
Restricted cash (included within other assets)	13,001	18,001
Total cash, cash equivalents and restricted cash	$168,246	$195,023
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
The modelling process first considers the IELRs gross of outward reinsurance and then derives the anticipated outward reinsurance recoveries resulting from the gross assumptions. The reinsurance program is modelled within a capital modelling package. The aim of the bridging process is to restate trended and developed experience for each past year as if it was the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This restatement involves:
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

	Year Ended December 31
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Reserve for unpaid loss and loss adjustment expenses	$712,098	$636,245	$577,650
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(212,249)	(188,800)	(182,124)
Net reserve for unpaid loss and loss adjustment expenses at beginning of year	499,849	447,445	395,526

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	253,323	228,381	199,577
Prior accident years	(37,211)	(39,294)	(42,015)
Total loss and loss adjustment expenses incurred, net of reinsurance	216,112	189,087	157,562

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(21,607)	(25,875)	(14,886)
Prior accident years	(113,740)	(110,844)	(90,721)
Total loss and loss adjustment expenses paid, net of reinsurance	(135,347)	(136,719)	(105,607)

Change in allowance for expected credit losses on reinsurance recoverables on unpaid loss and loss adjustment expenses	(34)	36	(36)
Net reserve for unpaid loss and loss adjustment expenses at end of year	580,580	499,849	447,445
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	213,663	212,249	188,800
Reserve for unpaid loss and loss adjustment expenses at end of year	$794,243	$712,098	$636,245
Development on Prior Loss Reserves:
For the year ended December 31, 2024, the net ultimate loss increased by $253,323 thousand for accident year 2024 and decreased by $37,211 thousand for accident years 2023 and prior. The decrease in prior years’ net ultimate losses is comparable to $39,294 thousand in 2023 and is split between $11,967 thousand for the long-tail business, $19,338 thousand for the short-tail business and $5,906 thousand for the reinsurance business. The decrease in ultimate losses is driven by consistent favorable claims experience in prior years.
Claims development
The following tables provide information about incurred and paid claims development, net of reinsurance, as well as cumulative claims frequency. The tables include IBNR reserves plus expected development on reported claims, and the cumulative number of reported claims as at December 31, 2024. Cumulative number of reported claims is reported on a per claim basis.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)
Information about incurred and paid claims development for the years ended December 31, 2015 to December 31, 2023 is presented as unaudited supplementary information.

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Specialty Long-tail (Expressed in thousands of U.S. Dollars)											As of December 31, 2024
Accident year	For the years ended December 31 Unaudited Prior Years									2024	IBNR liabilities and expected development on reported claims	Cumulative number of reported claims
	2015	2016	2017	2018	2019	2020	2021	2022	2023

2015	$3,633	$8,137	$8,073	$11,031	$9,885	$9,467	$8,895	$9,257	$9,237	$8,993	$6	739
2016	-	2,758	7,868	17,376	15,373	17,299	17,096	16,830	16,099	16,138	557	923
2017	-	-	4,542	25,186	27,658	28,840	26,826	25,431	23,894	23,869	1,079	1,521
2018	-	-	-	42,580	44,766	45,182	41,041	35,191	43,288	37,650	1,586	2,310
2019	-	-	-	-	61,152	62,689	50,375	54,433	53,582	50,473	3,756	3,768
2020	-	-	-	-	-	85,084	90,179	82,863	84,893	114,885	34,263	3,299
2021	-	-	-	-	-	-	100,084	78,749	61,989	60,519	12,293	2,460
2022	-	-	-	-	-	-	-	83,392	73,707	57,737	25,133	2,255
2023	-	-	-	-	-	-	-	-	88,444	71,805	46,473	2,567
2024	-	-	-	-	-	-	-	-	-	90,707	76,243	2,429
Total										$532,776

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Specialty Long-tail (Expressed in thousands of U.S. Dollars)
	For the years ended December 31
	Unaudited Prior Years
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

2015	$941	$2,128	$4,535	$5,675	$6,240	$6,841	$7,007	$6,919	$8,422	$8,324
2016	-	792	2,639	5,119	7,071	7,981	12,074	13,405	14,111	14,465
2017	-	-	509	4,877	11,092	15,967	18,242	19,297	20,324	20,612
2018	-	-	-	2,807	10,915	17,326	20,715	24,993	29,334	31,330
2019	-	-	-	-	4,463	17,503	22,951	31,363	36,508	39,178
2020	-	-	-	-	-	4,573	22,884	39,541	52,719	68,133
2021	-	-	-	-	-	-	4,519	14,775	24,693	36,431
2022	-	-	-	-	-	-	-	3,293	15,322	21,906
2023	-	-	-	-	-	-	-	-	4,985	14,592
2024	-	-	-	-	-	-	-	-	-	3,837
Total										258,808
All outstanding liabilities prior to 2015, net of reinsurance										3,673
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										$277,641

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Specialty Short-tail (Expressed in thousands of U.S. Dollars)											As of December 31, 2024
											IBNR liabilities and expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31 Unaudited Prior Years
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

2015	$44,305	$58,417	$58,008	$57,282	$57,524	$57,475	$57,206	$57,101	$57,209	$57,051	$9	1,834
2016	-	55,683	67,098	64,789	63,532	65,074	65,498	65,806	65,778	65,306	(520)	2,194
2017	-	-	52,715	75,847	74,425	71,505	71,543	71,516	71,012	70,394	39	2,537
2018	-	-	-	43,103	49,054	52,999	59,265	59,144	58,488	56,884	533	2,360
2019	-	-	-	-	50,247	43,406	41,649	41,433	40,646	42,630	64	2,168
2020	-	-	-	-	-	57,745	50,876	51,517	55,102	55,477	2,742	1,925
2021	-	-	-	-	-	-	74,394	64,493	60,008	58,539	24	2,159
2022	-	-	-	-	-	-	-	100,030	85,522	93,054	6,623	2,675
2023	-	-	-	-	-	-	-	-	109,997	85,368	12,948	2,399
2024	-	-	-	-	-	-	-	-	-	122,588	71,119	2,021
Total										$707,291

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Specialty Short-tail (Expressed in thousands of U.S. Dollars)
	For the years ended December 31
	Unaudited Prior Years
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

2015	$16,300	$36,771	$50,581	$52,759	$55,976	$56,154	$56,181	$56,724	$56,808	$56,671
2016	-	15,751	44,609	59,442	62,054	62,665	64,112	64,914	65,172	65,459
2017	-	-	16,317	39,217	50,218	58,223	63,029	67,460	67,334	67,667
2018	-	-	-	17,087	34,338	47,573	51,100	51,232	54,285	54,561
2019	-	-	-	-	8,654	21,029	30,993	33,847	35,043	36,552
2020	-	-	-	-	-	6,737	17,591	26,771	29,869	34,487
2021	-	-	-	-	-	-	10,396	29,782	43,704	50,438
2022	-	-	-	-	-	-	-	10,428	40,185	55,780
2023	-	-	-	-	-	-	-	-	15,517	37,620
2024	-	-	-	-	-	-	-	-	-	16,268
Total										475,503
All outstanding liabilities prior to 2015, net of reinsurance										2,123
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										$233,911

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Reinsurance (Expressed in thousands of U.S. Dollars)											As of December 31, 2024
	For the years ended December 31									2024	IBNR liabilities and expected development on reported claims	Cumulative number of reported claims
	Unaudited Prior Years
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	2023

2015	$2,100	$4,385	$5,888	$6,419	$6,187	$6,050	$6,149	$6,012	$5,946	$6,221	$3	233
2016	-	3,299	5,891	7,303	7,403	7,594	7,476	7,183	7,209	7,124	13	309
2017	-	-	9,563	15,243	14,758	15,150	15,783	14,989	14,704	14,367	82	425
2018	-	-	-	10,092	11,168	9,225	9,073	8,718	8,901	9,291	46	451
2019	-	-	-	-	14,333	11,363	10,936	11,062	11,039	11,024	89	509
2020	-	-	-	-	-	11,437	10,900	11,526	10,785	11,125	124	475
2021	-	-	-	-	-	-	17,788	19,628	20,346	20,297	975	468
2022	-	-	-	-	-	-	-	16,184	12,971	13,264	490	480
2023	-	-	-	-	-	-	-	-	29,940	23,106	2,383	380
2024										40,028	24,443	265
Total										$155,847

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Reinsurance (Expressed in thousands of U.S. Dollars)
	For the years ended December 31
	Unaudited Prior Years
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

2015	$(178)	$2,881	$4,649	$5,395	$5,659	$5,738	$5,734	$5,745	$5,842	$5,999
2016	-	359	3,106	5,223	6,102	6,612	6,804	6,872	6,952	7,009
2017	-	-	2,593	7,436	9,375	12,633	12,815	13,156	13,257	13,512
2018	-	-	-	131	5,675	6,999	7,365	7,610	7,882	8,097
2019	-	-	-	-	2,527	7,207	8,532	9,256	9,680	9,995
2020	-	-	-	-	-	97	3,123	4,304	5,240	6,091
2021	-	-	-	-	-	-	1,179	8,154	13,437	15,922
2022	-	-	-	-	-	-	-	951	5,316	8,125
2023	-	-	-	-	-	-	-	-	5,373	11,434
2024										1,502
Total										87,686
All outstanding liabilities prior to 2015, net of reinsurance										540
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										$68,701

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)
The following table presents unaudited supplementary information about the average annual percentage payout of incurred claims, net of reinsurance for the year ended December 31, 2024:

	Average Annual Percentage Payout of Insurance Claims by Age, Net of Reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Specialty Long-tail	36%	24%	17%	11%	7%	3%	1%	1%	—
Specialty Short-tail	55%	26%	10%	4%	2%	1%	1%	—	1%
Reinsurance	45%	25%	14%	8%	4%	2%	1%	1%	—%
The following table provides a reconciliation of the net incurred and paid loss development tables to the reserve for unpaid loss and loss adjustment expenses as at December 31, 2024:

(Expressed in thousands of U.S. Dollars)	As of December 31, 2024

Net outstanding liabilities
Specialty Long-tail	$277,641
Specialty Short-tail	233,911
Reinsurance	68,701
Reserve for unpaid loss and loss adjustment expenses	580,253
Allowance for expected credit losses on unpaid reinsurance recoverables	327
Reserve for unpaid loss and loss adjustment expenses, net of allowance	580,580

Reinsurance recoverable on unpaid loss and loss adjustment expenses
Specialty Long-tail	125,036
Specialty Short-tail	88,954
Reinsurance	—
Total reinsurance recoverable on unpaid loss and loss adjustment expenses	213,990
Allowance for expected credit losses on unpaid reinsurance recoverables	(327)
Total reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	213,663

Total gross reserves for unpaid loss and loss adjustment expenses	$794,243
7.    PREMIUMS AND REINSURANCE INFORMATION
The Group purchases reinsurance as part of its risk mitigation program. Reinsurance ceded is placed on both a proportional and non–proportional basis. The proportional reinsurance is quota–share reinsurance which is taken out to reduce the overall exposure of the Group to certain classes of business. Non–proportional reinsurance is primarily excess–of–loss reinsurance designed to mitigate the Group’s net exposure to catastrophe losses and large claims. Retention limits for the excess–of–loss reinsurance vary by class of business. Also, a significant portion of the reinsurance is affected under the facultative reinsurance contracts to cover a single risk exposure.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    PREMIUMS AND REINSURANCE INFORMATION (Continued)
The following table sets forth the effect of reinsurance activity on written and earned premiums and on net loss and loss adjustment expenses:

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Written premiums:
Direct	$335,134	$348,418	$301,291
Assumed	365,012	340,260	280,692
Ceded	(210,597)	(191,465)	(189,158)
Net	$489,549	$497,213	$392,825

Earned premiums:
Direct	$329,446	$321,556	$284,436
Assumed	348,981	313,458	272,067
Ceded	(195,297)	(187,862)	(180,112)
Net	$483,130	$447,152	$376,391

Loss and loss adjustment expense:
Direct	$173,353	$141,092	$112,078
Assumed	119,444	122,688	123,128
Ceded	(76,685)	(74,693)	(77,644)
Net	$216,112	$189,087	$157,562
8.    DEFERRED POLICY ACQUISITION COSTS, NET OF CEDING COMMISSIONS

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Balance at beginning of year	$65,272	$57,941	$56,767
Acquisition costs deferred	81,318	82,307	71,373
Amortization of deferred acquisition costs	(79,535)	(74,976)	(70,199)
Balance at end of year	$67,055	$65,272	$57,941
9.    LEASES
The Group leases space for offices in Bermuda, UK, UAE, Malaysia, Malta, Morocco and Norway. All of these leases are classified as operating leases, and the Group has recognized ROU assets as below. These leases have a remaining lease term ranging between 2 to 9 years, some of which include options to renew the lease term. Additional information of the Group’s leases are as indicated below.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.    LEASES (Continued)
IGI UK entered into a lease agreement for new premises during the current year as it has outgrown its current leased premises. The Company is actively involved in sub-lease transaction negotiations where some negotiations are at advanced stages, and the Company has assessed the ROU assets for impairment. For the year ended December 31, 2024, the Company has recognized an impairment loss on the ROU assets of $675 thousand (December 31, 2023: nil) and is included with general and administrative expenses in the Consolidated Statements of Income.

(Expressed in thousands of U.S. Dollars)	2024	2023

Cash payments included in the measurement of lease liabilities in operating cash flows	$2,706	$913
Cash payments included in the measurement of lease liabilities in financing cash flows	35	35
Right-of-use assets	2,595	2,083
Operating lease liability	4,238	2,133
Operating lease charge	3,083	771
Weighted average discount rate (%)	5.9%	4.3%
Weighted average remaining lease term (years)	2.4	3.5
Right-of-use assets are included in “Other assets” while the operating lease liability is included in “Other liabilities”.
The following table presents the contractual maturities of the Company’s operating lease liabilities at December 31, 2024:

Years Ending December 31,	(Expressed in thousands of U.S. Dollars)
2025	$2,885
2026	1,232
2027	451
2028	175
2029 and after	256
Total undiscounted lease liability	4,999
Less: present value adjustment	(761)
Operating lease liability	$4,238
10.    DERIVATIVE FINANCIAL LIABILITIES
Warrants
The Group issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,500,000 Tiberius warrants transferred to former shareholders of International General Insurance Holdings Limited - Dubai (the “Private Warrants”).
The Public Warrants and Private Warrants broadly had similar terms.
On July 28, 2023, the Company announced that it had commenced an offer to purchase all of its outstanding Warrants. As per the terms of the tender offer, the Company offered to purchase the Warrants (at a price of $0.95 per warrant) from any warrant holder who did not validly withdraw from the offer or who did not exercise their warrants by the expiration date of the tender offer (September 19, 2023). Any warrant holder who did not participate in the tender offer or who validly withdrew from the tender offer before its expiration date was given an additional 14 days after the expiration date to exercise their warrants before their warrants would be redeemed at $0.86 per warrant.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10.    DERIVATIVE FINANCIAL LIABILITIES (Continued)
As of the expiration date, 12,047,600 public warrants and 4,500,000 private warrants were validly tendered and not validly withdrawn from the offer, respectively. As of October 4, 2023 (14 days after the expiration date), the remaining 702,400 public warrants were redeemed at a price of $0.86 per warrant. Accordingly, all the outstanding Warrants were redeemed during 2023.
Earnout Shares classified as liability
Earnout Shares issued to former stockholders of Tiberius and former shareholders of IGI Dubai were accounted for as liability classified instruments because the earnout triggering events that determine the number of Earnout Shares to be earned include multiple settlements alternatives and events that were not solely indexed to the common stock of the Company.
The fair value of this liability was determined using a Monte Carlo simulation model. This approach took into account the share price as at the Valuation Date (the Valuation Date refers to either (i) the end of each financial reporting period or (ii) for vested Earnout Shares, the date on which the vesting conditions were met), the threshold price for vesting, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earn out period up to March 17, 2028.
The Earnout Shares were subject to vesting at stock prices ranging from $11.50 to $15.25 per share.
On December 13, 2023, January 23, 2024, June 10, 2024 and August 12, 2024 the first, second, third and fourth vesting thresholds of the Earnout Shares were achieved. Accordingly, 1,400,000, 560,800, 550,000 and 462,500 shares, respectively, were transferred to equity and no longer considered a liability. As of December 31, 2024, all Earnout Shares have been vested and were recognized under equity.
The following table summarizes the assumptions used in estimating the fair value of the Earnout Shares at each of the relevant year:

	December 31, 2024	December 31, 2023
Stock price ($)	—	$12.88
Expected volatility (%)	—	25.0%
Risk free rate (%)	—	3.91%
Expected term (in years)	—	4.21
Expected dividends (%)	—	0.31%
The table below illustrates the movement on the Earnout Shares during the year:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Fair value of Earnout Shares at the beginning of the year	$17,290	$13,800
Change in fair value	4,928	20,970
Transfer of the vested Earnout Shares to equity	(22,218)	(17,480)
Fair value of Earnout Shares at the end of year	$—	$17,290

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    COMMITMENTS, CONTINGENCIES AND OTHER ITEMS

Concentrations of credit risk
The areas where significant concentrations of credit risk may exist include fixed maturity securities available-for-sale, cash and cash equivalents, premiums receivables and reinsurance recoverables. The Company limits the amount of credit exposure to issuers and there were no fixed maturity securities available-for-sale in any single issuer exceeding 5% of the aggregate fixed maturity securities available-for-sale portfolio as at December 31, 2024 and 2023. The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any bank. Refer to “Note 3. Investments” for information with respect to investments and to “Note 4. Receivables” with respect to premiums receivable and reinsurance recoverables.
Letters of Credit and other commitments
As of the date of the consolidated financial statements, the Group is contingently liable for the following:
•Letters of credit amounting to $5,122 thousand to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (December 31, 2023: $1,826 thousand).
The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of investments whereby the issued letters of credit do not exceed 70% of the collateralized investment. As at December 31, 2024 and 2023, these investments amounted to $7,317 thousand and $2,608 thousand, respectively. We do not consider that this unduly restricts our liquidity at this time.
•Letter of guarantee amounting to $302 thousand to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (December 31, 2023: $307 thousand).
•In 2021, the Group signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of $1,250 thousand in five instalments over five years to support cancer research projects. As at December 31, 2024, the Group has paid $1,000 thousand and the remaining last instalment amounting to $250 thousand will be made in 2025.
12.    SHAREHOLDERS’ EQUITY
Common shares
Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value $0.01 per share, and 100,000,000 preference shares, par value $0.01 per share. As at December 31, 2024, the share capital was 45,108,936 (December 31, 2023: 44,500,879 including 39,200 Earnout Shares which vested in 2024 which were issued and outstanding for purposes of voting and receipt of dividends) common shares issued and outstanding, and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.
The following table sets out the number of common shares issued and outstanding as at December 31, 2024 and December 31, 2023:

	December 31, 2024
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Common shares (par value of $0.01)	44,117,721	$441
Unvested common shares under share-based compensation plan (par value of $0.01) (note 18)	991,215	10
	45,108,936	$451

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12.    SHAREHOLDERS’ EQUITY (Continued)

	December 31, 2023
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Common shares (par value of $0.01)	43,584,549	$436
Unvested Earnout Shares* (par value of $0.01)	39,200	-
Unvested common shares under share-based compensation plan (par value of $0.01) (note 18)	877,130	9
	44,500,879	$445
*These earnout shares vested on January 23, 2024.
Treasury shares
On May 23, 2022, the board of directors approved a repurchase authorization of up to 5 million of its issued and outstanding common shares. This authorization, which does not have an expiration date, replaced the Group’s prior authorization of an aggregate consideration of up to $5,000 thousand, which was terminated. On June 7, 2024, the board of directors has increased the Company’s existing share repurchase authorization by 2.5 million to 7.5 million shares of its issued and outstanding common stock. The table below illustrates the movement on the treasury shares during the year:

	December 31, 2024
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Balance at the beginning of year	3,800	$49
Purchases	1,476,621	23,153
Cancellation	(1,326,410)	(19,525)
Balance at the end of year	154,011	$3,677

	December 31, 2023
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Balance at the beginning of year	1,668	$14
Purchases	3,421,238	31,090
Cancellation	(3,419,106)	(31,055)
Balance at the end of year	3,800	$49

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A summary of changes in accumulated other comprehensive income (loss), net of taxes (where applicable) by component for the years ended December 31, 2024, 2023 and 2022 is presented below:

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Unrealized gains (losses) on fixed maturity securities available-for-sale arising during the year, net of taxes	$2,083	$23,856	$(48,454)
Reclassification of net realized losses included in net income	(18)	(477)	(619)
Foreign currency translation adjustments	20	27	(57)
Other comprehensive income (loss)	$2,085	$23,406	$(49,130)
The amounts reclassified from accumulated other comprehensive (loss) income shown in the above table have been included in the following captions in our Consolidated Statements of Income:

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Realized gains and losses on securities:
Net realized investment losses	$(18)	$(538)	$(627)
Income tax benefit	—	61	8
Net of taxes	$(18)	$(477)	$(619)

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION
The following is a summary of the Company’s income (loss) before taxes allocated between domestic and foreign operations:

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Domestic:
Bermuda	$136,308	$91,769	$72,827
Foreign:
U.K.	(10,207)	28,494	17,029
Other*	6,190	5,785	2,310
Income before taxes	$132,291	$126,048	$92,166
The Company and its Bermuda subsidiary, IGI Bermuda, are not currently subject to any income or capital gains tax in Bermuda.
The Company also has operations in other jurisdictions where it is subject to income taxes imposed by the respective authorities and is summarized as follows:
•International General Insurance Holdings Ltd. and IGI Bermuda are incorporated under the laws of Bermuda and are currently not subject to income tax according to the tax law in Bermuda. On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act 2023, which will apply a 15% corporate income tax to certain Bermuda businesses that are part of Multinational Enterprise Groups (“MNE Group”). The corporate income tax will take effect from January 1, 2025. An in scope MNE Group is an MNE Group if, with respect to any fiscal year beginning on or after January 1, 2025, the MNE Group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding such fiscal year. Based on these provisions, the Group is not currently considered an in scope MNE Group and is therefore not subject to income tax in Bermuda.
•IGI UK and North Star Underwriting Limited are subject to 25% corporate tax rate in accordance with the UK Tax Law.
*Income (loss) before taxes in “Other” mostly relates to subsidiaries and branches operating in Labuan, Morocco, Jordan, Norway, and U.A.E. with the following tax rules applicable:
•IGI Europe is subject to the normal standard rate in Malta of 35%.
•According to the Labuan Business Activity Tax Law, Labuan registered entities are subject to 3% tax on the audited net income.
•IGI Casablanca – Representative Office has no income sources. According to Casablanca Finance City Tax Code, regional offices are taxed at a rate of 10%. The taxable base is 5% of the operating cost.
•I.G.I Underwriting is a tax-exempt company in Jordan as its main business activity is to act as a coverholder in respect of insurance and reinsurance business written outside Jordan.
•IGI Nordic AS is subject to the standard rate in Norway of 25%.
•IGI Dubai and IGI Dubai Subsidiary are subject to income tax according to the tax law in UAE. The tax law became applicable on January 1, 2024.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION (Continued)

Income tax expense (benefit) is comprised as follows:

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Current income tax expense (benefit):
Current income tax (benefit) charge	$(158)	$6,401	$3,261
Amounts in respect of prior years	—	12	(22)

Deferred tax expense:
Origination and reversal of temporary differences	(2,282)	1,165	(310)
Amounts in respect of prior years	(420)	276	3
Income tax (benefit) expense for the year	$(2,860)	$7,854	$2,932
The Group’s effective income tax rate, which it calculates as income tax expense divided by net income before taxes, may fluctuate significantly from period to period depending on the geographic distribution of pre-tax income in any given period between different jurisdictions with comparatively higher tax rates and those with comparatively lower tax rates. Pre-tax income primarily consists of net premiums earned, net loss and loss adjustment expenses , operating expenses, and net realized and unrealized gain (loss) on investments A significant portion of the Group’s gross and net premiums are currently written and earned in Bermuda, where the Company is not currently liable for corporate income tax.
The reconciliation between the income tax expense and the amount that would result from applying the statutory rate for the Company for the years ended December 31, 2024, 2023 and 2022 is provided below:

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Income tax at expected tax rate of zero percent	$-	$-	$-
Foreign statutory tax rates differential	(1,374)	7,825	3,027
Non-deductible expenses	245	60	73
Permanent differences, net	(1,453)	-	-
Other	(278)	(31)	(168)
Income tax (benefit) expense for the year	$(2,860)	$7,854	$2,932

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION (Continued)

The significant components of the deferred income tax assets and liabilities were as follows:

(Expressed in thousands of U.S. Dollars)	December 31, 2024	December 31, 2023

Deferred tax assets:
Operating loss carryforwards	$2,314	$76
Foreign exchange valuations	178	-
Allowance for expected credit losses	376	363
Unrealized losses on investments	3,700	3,961
Other deferred tax assets	411	171
Total deferred tax assets	6,979	4,571

Deferred tax liabilities:
Foreign exchange valuations	-	(220)
Other deferred tax liabilities	(28)	(194)
Total deferred tax liabilities	(28)	(414)
Net deferred tax asset	$6,951	$4,157
At December 31, 2024 and 2023 the Company had operating losses of nil and $217 thousand in Malta and $9,256 thousand and nil in UK, respectively. The operating losses are available to offset future taxable income and do not expire.
At December 31, 2024, the Group’s current income tax payable (included in “Other liabilities”) was $375 thousand. The tax returns that remain subject to examination by major tax jurisdictions are as follows:

At December 31, 2024	Open Tax Years

Major tax Jurisdiction
UK	2023 - 2024
Malta	2021 - 2024
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

During 2024, corporate and foreign governments bonds available-for-sale amounting to $88,318 thousand and $1,737 thousand, respectively, were transferred from Level 1 to Level 2 as at December 31, 2024. In addition, corporate bonds available-for-sale amounting to $84,178 thousand were transferred from Level 2 to Level 1 as at December 31, 2024. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.
There were no transfers into or out of Level 3 during the year ended December 31, 2024. There was a transfer of an equity security investment amounting to $6,990 thousand out of Level 3 into Level 1 during the year ended December 31, 2023 as a result of the investment having a quoted price in an active market.
Below is a summary of the assets and liabilities that are measured at fair value on a recurring basis and also represents the carrying amount on the Group’s consolidated balance sheets:

	December 31, 2024
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available-for-sale:
Foreign governments	$4,371	$21,014	$-	$25,385
Corporate bonds	435,735	540,983	-	976,718
Total	440,106	561,997	-	1,002,103

Equity securities	28,973	-	-	28,973
Other Investments	-	12,289	-	12,289
Fair value option:
Equity-method investments measured at fair value	-	-	1,955	1,955
	$469,079	$574,286	$1,955	$1,045,320

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

	December 31, 2023
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available-for-sale:
Foreign governments	$2,915	$9,484	$-	$12,399
Corporate bonds	240,716	512,475	-	753,191
Total	243,631	521,959	-	765,590

Equity securities	26,208	-	-	26,208
Other Investments	-	11,060	-	11,060
Fair Value option:
Equity-method investments measured at fair value	-	-	3,522	3,522
	$269,839	$533,019	$3,522	$806,380

Liabilities measured at fair value:
Derivative financial liabilities (Earnout Shares)	$-	$-	$17,290	$17,290
Fixed Maturity securities available-for-sale
Fixed maturity securities available-for-sale included in Level 1 and Level 2 consist of the majority of the Group’s investments in corporate and non-US government securities. The Group’s fixed maturity securities available-for-sale are primarily priced using pricing services from pricing vendors. Generally, the pricing vendors provide pricing for a high volume of liquid securities that are actively traded. For securities that do not trade on an exchange, the pricing services generally utilize market data and other observable inputs in matrix pricing models to determine a reasonable fair value. Observable inputs include, but are not limited to, investment yields, credit risks and spreads, reported trades, bids, offers, and reference data and industry and economic events. As the significant inputs used in the pricing process are observable market inputs, the fair value of these securities is classified within Level 1 and Level 2.
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

Derivative financial liabilities
The earnout shares issued to Tiberius former stockholders and IGI Dubai former shareholders are valued using a Monte Carlo simulation model. This approach takes into account the share price as at the valuation date, the threshold price for vesting, expected volatility, expected dividend yield, the risk-free rate, and the earn out period up to March 17, 2028. As the significant inputs used to price the earn out shares are unobservable, the fair values were classified as Level 3. The unobservable inputs and assumptions used in the valuation may cause significant increases or decreases in the fair value.
All the remaining earnout shares vested during the year 2024. Refer to Note 10 – Derivative Financial Liabilities for additional information related to the fair values and types of derivatives entered into by the Group.
Level 3 Assets and Liabilities Measured at Fair Value
Below is a summary of quantitative information regarding the significant unobservable inputs (Level 3) used in determining the fair value of assets and liabilities measured at fair value on a recurring basis:

(Expressed in thousands of U.S. Dollars)
As at December 31, 2024	Fair Value (Level 3)	Valuation Technique	Unobservable Inputs	Low	High	Weighted Average or Actual
Equity-method investments measured at fair value	1,955	Adjusted net asset value (“NAV”) approach	Sale price (per square meter) of the underlying properties owned by the investees	N/A	N/A	N/A

(Expressed in thousands of U.S. Dollars)
As at December 31, 2023	Fair Value (Level 3)	Valuation Technique	Unobservable Inputs	Low	High	Weighted Average or Actual
Equity-method investments measured at fair value	3,522	Adjusted net asset value (“NAV”) approach	Sale price (per square meter) of the underlying properties owned by the investees	N/A	N/A	N/A
Derivative financial liabilities	17,290	Monte Carlo Simulation approach	Volatility of the Company's share price	20%	30%	25%

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

The following table presents a reconciliation of the beginning and ending balances for all financial assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for 2024 and 2023:

(Expressed in thousands of U.S. Dollars)	Equity Securities	Equity- method investees	Derivative financial liabilities (Earnout Shares)

Year Ended December 31, 2024
Balance at beginning of year	$-	$3,522	$(17,290)
Change in fair value included in earnings	-	(1,567)	(4,928)
Vesting of Earnout Shares	-	-	22,218
Balance at end of year	$-	$1,955	$-
Year Ended December 31, 2023
Balance at beginning of year	$7,364	$4,907	$(13,800)
Change in fair value included in earnings	(374)	(1,385)	(20,970)
Vesting of Earnout Shares	-	-	17,480
Transfer in and/or out of Level 3	(6,990)	-	-
Balance at end of year	$-	$3,522	$(17,290)
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Company had nil and 1,612,500 unvested Earnout Shares outstanding as at and for the years ended December 31, 2024 and 2023. These Earnout Shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to common shareholders.
Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.
The outstanding warrants have not been factored in diluted earnings per share computation for 2022, as the average market price of ordinary shares at the end of that year did not exceed the exercise price of the warrants. In 2023, the Company repurchased all the outstanding warrants.
The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	Year ended December 31,
(Expressed in thousands of U.S. Dollars, except share and per share information)	2024	2023	2022

Net Income	$135,151	$118,194	$89,234
Less: net income attributable to the Earnout Shares	(1,359)	(7,469)	(4,906)
Less: dividends attributable to the common shares under share-based compensation plan	(581)	(30)	(147)
Net income available to common shareholders	$133,211	$110,695	$84,181
Weighted average number of shares – basic	44,234,964	42,943,535	45,546,262
Common shares under share-based compensation plan	504,376	525,341	120,872
Weighted average number of shares – diluted	44,739,340	43,468,876	45,667,134
Basic earnings per share	$3.01	$2.58	$1.85
Diluted earnings per share	$2.98	$2.55	$1.84
17.    SEGMENT INFORMATION
The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Each of the business lines in which the Group operates are considered operating segments.
The Group has aggregated operating segments into the following reporting segments by taking into account the manner in which management makes operating decisions and assesses operating performance:
1.Specialty Long-tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)

2.Specialty Short-tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of short-term nature with respect to related claims).
3.Reinsurance which covers the assumed reinsurance treaty business lines.
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
a)Segment disclosure for the Group’s consolidated operations is as follows:

	Year Ended December 31, 2024
(Expressed in thousands of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total

Underwriting revenues
Gross written premiums	$204,428	$412,335	$83,383	$700,146	-	$700,146
Ceded written premiums	(68,183)	(140,930)	(1,484)	(210,597)	-	(210,597)
Net written premiums	136,245	271,405	81,899	489,549	-	489,549
Net change in unearned premiums	10,051	(15,388)	(1,082)	(6,419)	-	(6,419)
Net premiums earned	146,296	256,017	80,817	483,130	-	483,130

Underwriting deductions
Net policy acquisition expenses	(28,073)	(40,488)	(10,974)	(79,535)	-	(79,535)
Net loss and loss adjustment expenses	(78,741)	(103,249)	(34,122)	(216,112)	-	(216,112)
Underwriting income	39,482	112,280	35,721	187,483	-	187,483

General and administrative expenses	-	-	-	-	(90,362)	(90,362)
Investment income	-	-	-	-	51,883	51,883
Net realized gain on investments	-	-	-	-	589	589
Net unrealized gain on investments	-	-	-	-	1,390	1,390
Change in allowance for expected credit losses on investments	-	-	-	-	29	29
Change in allowance for expected credit losses on receivables	-	-	-	-	(1,482)	(1,482)
Other revenues	-	-	-	-	1,988	1,988
Other expenses	-	-	-	-	(6,169)	(6,169)
Change in fair value of derivative financial liabilities	-	-	-	-	(4,928)	(4,928)
Net foreign exchange loss	-	-	-	-	(8,130)	(8,130)
Income (loss) before tax	39,482	112,280	35,721	187,483	(55,192)	132,291
Income tax benefit	-	-	-	-	2,860	2,860
Net income	$39,482	$112,280	$35,721	$187,483	$(52,332)	$135,151

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2023
(Expressed in thousands of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total

Underwriting revenues
Gross written premiums	$226,862	$400,682	$61,134	$688,678	-	$688,678
Ceded written premiums	(73,900)	(117,565)	-	(191,465)	-	(191,465)
Net written premiums	152,962	283,117	61,134	497,213	-	497,213
Net change in unearned premiums	4,760	(46,925)	(7,896)	(50,061)	-	(50,061)
Net premiums earned	157,722	236,192	53,238	447,152	-	447,152

Underwriting deductions
Net policy acquisition expenses	(31,160)	(35,997)	(7,819)	(74,976)	-	(74,976)
Net loss and loss adjustment expenses	(69,250)	(93,085)	(26,752)	(189,087)	-	(189,087)
Underwriting income	57,312	107,110	18,667	183,089	-	183,089

General and administrative expenses	-	-	-	-	(78,927)	(78,927)
Investment income	-	-	-	-	40,460	40,460
Net realized gain on investments	-	-	-	-	6,723	6,723
Net unrealized gain on investments	-	-	-	-	2,684	2,684
Change in allowance for expected credit losses on investments	-	-	-	-	368	368
Change in allowance for expected credit losses on receivables	-	-	-	-	(2,452)	(2,452)
Other revenues	-	-	-	-	1,862	1,862
Other expenses	-	-	-	-	(5,594)	(5,594)
Change in fair value of derivative financial liabilities	-	-	-	-	(27,289)	(27,289)
Net foreign exchange gain	-	-	-	-	5,124	5,124
Income (loss) before tax	57,312	107,110	18,667	183,089	(57,041)	126,048
Income tax expense	-	-	-	-	(7,854)	(7,854)
Net income	$57,312	$107,110	$18,667	$183,089	$(64,895)	$118,194

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2022
(Expressed in thousands of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total

Underwriting revenues
Gross written premiums	$233,046	$317,412	$31,525	$581,983	-	$581,983
Ceded written premiums	(65,555)	(123,603)	-	(189,158)	-	(189,158)
Net written premiums	167,491	193,809	31,525	392,825	-	392,825
Net change in unearned premiums	(125)	(15,096)	(1,213)	(16,434)	-	(16,434)
Net premiums earned	167,366	178,713	30,312	376,391	-	376,391

Underwriting deductions
Net policy acquisition expenses	(33,066)	(31,525)	(5,608)	(70,199)	-	(70,199)
Net loss and loss adjustment expenses	(50,530)	(89,942)	(17,090)	(157,562)	-	(157,562)
Underwriting income	83,770	57,246	7,614	148,630	-	148,630

General and administrative expenses	-	-	-	-	(67,243)	(67,243)
Investment income	-	-	-	-	20,947	20,947
Net realized loss on investments	-	-	-	-	(687)	(687)
Net unrealized loss on investments	-	-	-	-	(5,512)	(5,512)
Change in allowance for expected credit losses on investments	-	-	-	-	(361)	(361)
Change in allowance for expected credit losses on receivables	-	-	-	-	(3,238)	(3,238)
Other revenues	-	-	-	-	2,442	2,442
Other expenses	-	-	-	-	(3,961)	(3,961)
Change in fair value of derivative financial liabilities	-	-	-	-	4,603	4,603
Net foreign exchange loss	-	-	-	-	(3,454)	(3,454)
Income (loss) before tax	83,770	57,246	7,614	148,630	(56,464)	92,166
Income tax expense	-	-	-	-	(2,932)	(2,932)
Net income	$83,770	$57,246	$7,614	$148,630	$(59,396)	$89,234

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)
The table below presents long-lived assets by geographic location:

(Expressed in thousands of U.S. Dollars)	December 31 2024	December 31 2023

Middle East	$20,902	$21,346
Africa	406	96
UK	5,519	1,839
Asia	8	17
Europe	626	458
North America	275	266
	$27,736	$24,022
Long-lived assets for this purpose consist of property and equipment.
The following summary presents the Group’s gross written premiums based on the location of the insured risk for the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Africa	$31,555	$33,312	$32,700
Asia	78,373	71,685	54,697
Australasia	19,304	20,286	19,478
Caribbean Islands	27,610	27,904	30,446
Central America	24,900	26,740	25,338
Europe	86,737	83,614	51,746
Middle East	69,861	62,708	58,906
North America	118,145	89,610	61,661
South America	19,389	21,671	20,706
UK	170,878	195,504	190,019
Worldwide	53,394	55,644	36,286
Total	$700,146	$688,678	$581,983

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    SHARE-BASED COMPENSATION
During 2020, the board of directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the Plan”). Under the Plan, the Group granted new restricted shares to designated employees, with the following salient features:

	2021 Grant 1	2021 Grant 2	2022 Grant 1	2022 Grant 2	2023 Grant 1	2023 Grant 2	2024 Grant 1	2024 Grant 2
Grant date	February 16, 2021	March 31, 2021	February 9, 2022	March 24, 2022	February 8, 2023	March 23, 2023	February 8, 2024	March 20, 2024
First vesting date (tranche 1)	January 2, 2022	January 2, 2022	January 2, 2023	January 2, 2023	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025
Second vesting date (tranche 2)	January 2, 2023	January 2, 2023	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025	January 2, 2026	January 2, 2026
Third vesting date (tranche 3)	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025	January 2, 2026	January 2, 2026	January 2, 2027	January 2, 2027
Total number of restricted shares awards	180,000	132,190	279,000	149,377	379,000	129,808	451,100	89,728
Number of restricted shares awards vesting each period	60,000	44,063	93,000	49,792	126,333	43,269	150,367	29,909
Grant date fair value per share ($)	$7.94	$8.17	$7.76	$7.23	$8.30	$8.32	$12.95	$13.24
The grant date fair value of restricted shares was determined based on the closing quoted prices of the Company’s share on Nasdaq on the grant dates.
The restricted share awards vest on the condition that the participants are in continued employment with the Company or any of its subsidiaries on the applicable vesting date. There are no other vesting conditions.
For the year ended December 31, 2024, share-based compensation expense of $4,628 thousand (2023: $3,249 thousand) was recorded in the consolidated statement of income, within the general and administrative expenses and with a corresponding impact on common shares and additional paid-in capital as shown in the consolidated statement of changes in equity.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    SHARE-BASED COMPENSATION (Continued)

A summary of restricted shares activity under the share-based compensation plan for the year ended December 31, 2024 is as follows:

(Expressed in thousands of U.S. Dollars, except share and per share information)	Number of shares	Weighted average Grant date fair value per share	Aggregate value

RSAs granted and unvested at beginning of year	877,130	8.05	$7,057
Granted	540,828	13.00	7,030
Vested	(397,293)	7.99	(3,174)
Forfeited	(29,450)	9.31	(274)
RSAs granted and unvested at end of year	991,215	10.73	$10,639
The weighted average grant-date fair value per share of the Company’s restricted stock awards granted during the year ended December 31, 2024 and 2023 was $13.00 and $8.30, respectively. The fair value of restricted share awards that vested during the year ended December 31, 2024 and 2023 was $3,174 thousand and $2,327 thousand, respectively. As of December 31, 2024, there was $6,105 thousand of total unrecognized compensation expense related to restricted shares compensation plan granted by the Company. The weighted-average period over which this expense is expected to be recognized is 3 years.
Employee share purchase plan
During August 2024, the board of directors approved the Group’s Global and U.K. Employee Share Purchase Plans (collectively “ESPP”). The ESPPs are non-qualified plans that provide eligible employees of the Company and its designated affiliates with an opportunity to purchase ordinary shares at a discount through payroll deductions. Under the terms of the plans, for every share purchased by eligible employees, the Company will award the employee with a matching share (subject to vesting periods) on the date of purchase of the shares. This, in effect, allows eligible employees to purchase ordinary shares in the Company at a 50% discount. Under the ESPPs, eligible employees may elect to contribute a maximum of $2.5 thousand or £1.8 thousand of their eligible compensation per fiscal year evenly over each quarterly offering period. The ESPP provides for a limit of 400 thousand shares of common stock that can be awarded under the plans subject to certain guidelines set forth in the plans.
As at December 31, 2024, 400 thousand shares of common stock remain available for allotment under the ESPP. During 2024, there were nil shares issued and the expense associated with the ESPP is not material.

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
The actual statutory capital and surplus for the Group’s principal operating subsidiaries at December 31, 2024 and 2023 is summarized as follows:

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023

Actual statutory capital and surplus
Bermuda	$649,671	$548,714
United Kingdom	150,766	165,657
Labuan	39,762	33,321
Malta	25,178	22,732
As at December 31, 2024 and 2023, actual statutory capital and surplus for the Group’s principal operating subsidiaries substantially exceeded the regulatory requirements.

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2024	2023	2022

Statutory net income (loss)
Bermuda	$138,574	$144,063	$78,493
United Kingdom	5,750	27,147	11,077
Labuan	5,533	5,000	1,853
Malta	2,716	1,256	(579)
Bermuda
The Group’s primary operating insurance and reinsurance subsidiary is IGI Bermuda, which is subject to Bermuda regulatory constraints that affect its ability to pay dividends on its common shares and make other distributions. Under the Bermuda Insurance Act 1978, as amended (the “Insurance Act”), and related regulations, IGI Bermuda, as a Class 3B insurer, is required to maintain certain minimum capital, liquidity and solvency levels and is prohibited from declaring or paying dividends that would result in non-compliance with this requirement.
Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the Bermuda Monetary authority (“BMA”) annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at December 31, 2024 and 2023, the Company met its ECR.

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
The Company met such Bermuda requirements for the years ended December 31, 2024 and 2023.
United Kingdom
IGI UK is authorized and regulated by the Prudential Regulation Authority (“PRA”) and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities.
Since 1 January 2016 the Company has been subject to the Solvency II regime and subsequent amendments made following the withdrawal of the United Kingdom from the European Union, and is required to meet a Solvency Coverage Ratio (“SCR”) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.
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
The Company met such United Kingdom requirements for the years ended December 31, 2024 and 2023.
Labuan
IGI Labuan is subjected to minimum capital requirements under the Labuan Financial Services and Securities Act 2010.
IGI Labuan monitors and ensures its capital is within the minimum solvency margins requirements under the Labuan Financial Services and Securities Act 2010 at all times. If there are any large event which will affect IGI Labuan’s ability to maintain solvency margins requirements, the branch will notify the head office to cash call in advance.
As at December 31, 2024 and 2023, IGI Labuan met such Labuan minimum solvency margin requirements.
Malta
IGI Europe is regulated by the Malta Financial Services Authority.
IGI Europe is subject to the Solvency II regime and is required to meet an SCR which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.
IGI Europe met such Malta requirements for the year ended December 31, 2024 and 2023.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    RELATED PARTIES
In 2024, the Group rented a boat for business promotion from a company owned by a major shareholder. The total expense charged to the general and administrative expenses was $242 thousand (2023: $206 thousand).
21.    LEGAL PROCEEDINGS
The Group, in common with the insurance industry in general, is subject to litigation and arbitration in the normal course of its business. As of December 31, 2024, the Group was not a party to any litigation or arbitration which is expected by management to have a material adverse effect on the Group’s results of operations and financial condition and liquidity.
22.    SUBSEQUENT EVENTS
–In January 2025, wildfires occurred in Southern California. The Company is assessing any potential impact, and does not anticipate a material adverse impact on its financial condition, results of operations, or liquidity.
–On March 19, 2025, the Company’s board of directors declared a dividend for the period October 1, 2024 – December 31, 2024 of $0.875 per share. The dividend is payable on April 22, 2025 to shareholders of record on April 4, 2025.

INDEX OF SUPPLEMANTRY SCHEDULES

Page
Schedule I — Investments	S-2
Schedule III — Supplementary Insurance Information	S-3
S-1

International General Insurance Holdings Ltd.
Schedule I — Investments
As at December 31, 2024

Column A	Column B	Column C	Column D
Type of investment	Cost (1)	Value	Amount at which shown in the balance sheet
	(Expressed in thousands of U.S. Dollars)
Fixed maturities:
Bonds:
Foreign governments	$25,821	$25,385	$25,385
Public utilities	40,683	40,263	40,263
All other corporate bonds	932,048	920,598	920,598
Redeemable preferred stock	25,314	17,851	17,851
Total fixed maturities	1,023,866	1,004,097	1,004,097
Equity securities:
Common stocks:
Public utilities	231	248	248
Banks, trust and insurance companies	11,332	14,235	14,235
Industrial, miscellaneous and all other	12,796	14,103	14,103
Nonredeemable preferred stocks	975	387	387
Total equity securities	25,334	28,973	28,973
Short-term investments	89,478	89,478	89,478
Other long-term investments (2)	13,170	12,959	12,959
Equity-method investments measured at fair value	8,210	1,955	1,955
Total investments	$1,160,058	$1,137,462	$1,137,462
(1)Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)Includes other investments and term deposits.
S-2

International General Insurance Holdings Ltd.
Schedule III — Supplementary Insurance Information
As At and For the Years Ended December 31, 2024, 2023 and 2022

Column A	Column B	Column C	Column D	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Deferred policy acquisition costs, net	Reserve for unpaid loss and loss adjustment expenses	Unearned premiums	Gross written premiums	Investment income	Net loss and loss adjustment expenses	Net policy acquisition expenses	General and administrative expenses	Net written premiums
	(Expressed in thousands of U.S. Dollars)
December 31, 2024
Long-tail	$31,608	$396,391	$174,013	$204,428	$—	$(78,741)	$(28,073)	$—	$136,245
Short-tail	32,725	329,151	272,535	412,335	—	(103,249)	(40,488)	—	271,405
Reinsurance	2,722	68,701	18,696	83,383	—	(34,122)	(10,974)	—	81,899
Corporate and other	—	—	—	—	51,883	—	—	(90,362)	—
Total	$67,055	$794,243	$465,244	$700,146	$51,883	$(216,112)	$(79,535)	$(90,362)	$489,549

December 31, 2023
Long-tail	$33,386	$356,995	$180,410	$226,862	$—	$(69,250)	$(31,160)	$—	$152,962
Short-tail	28,984	305,731	245,500	400,682	—	(93,085)	(35,997)	—	283,117
Reinsurance	2,902	49,372	17,615	61,134	—	(26,752)	(7,819)	—	61,134
Corporate and other	—	—	—	—	40,460	—	—	(78,927)	—
Total	$65,272	$712,098	$443,525	$688,678	$40,460	$(189,087)	$(74,976)	$(78,927)	$497,213

December 31, 2022
Long-tail	N/A	N/A	N/A	$233,046	$—	$(50,530)	$(33,066)	$—	$167,491
Short-tail	N/A	N/A	N/A	317,412	—	(89,942)	(31,525)	—	193,809
Reinsurance	N/A	N/A	N/A	31,525	—	(17,090)	(5,608)	—	31,525
Corporate and other	—	—	—	—	20,947	—	—	(67,243)	—
Total	N/A	N/A	N/A	$581,983	$20,947	$(157,562)	$(70,199)	$(67,243)	$392,825
S-3