Form 20-F
period 2025-12-31
International General Insurance Holdings Ltd.
filed 2026-04-21
CIK 1794338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,842,216
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
i

FORWARD-LOOKING STATEMENTS
Some of the statements in this annual report on Form 20-F (this “annual report”) of International General Insurance Holdings Ltd., a Bermuda exempted company (“we,” “IGI,” the “Group” or the “Company”), constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “ability,” “aim,” “anticipate,” “assume,” “attempt,” “believe,” “can,” “consider,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “forward,” “future,” “goal,” “grow,” “guidance,” “impact,” “intend,” “likely,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “seek,” “should,” “strategy,” “target,” “value,” “will,” “would” or the negative of such terms or other variations thereof and similar expressions. You should read statements that contain these words carefully because they:
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
•the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom (“UK”) and others, and the effects of military conflicts in the Middle East, including the hostilities among Iran, Israel and the United States;
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
•Public health crises, illness, epidemics or pandemics could adversely impact our business, operating results and financial condition.
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
•The incorporation of artificial intelligence (“AI”) technologies, including generative AI, into our operations and governance processes, and its use or anticipated use by us or by third parties on whom we rely, may increase or create new operational risks.
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
Our competitors include independent reinsurance and insurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain insurance companies and domestic and international underwriting operations. Some of these competitors have greater financial resources than we do and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of insurance and reinsurance capacity and increased competition. We directly compete with large companies, smaller companies and other niche insurers and reinsurers. See “Business — Competition”.
Our competitors vary by offered product line and covered territory. We also compete with new companies that enter the insurance and reinsurance markets, particularly companies with new or “disruptive” technologies or business models. Capital markets participants have created alternative products that are intended to compete with reinsurance products. Recently, the insurance industry has faced increased competition from new underwriting capacity, such as the investment of significant amounts of capital by pension funds, mutual funds, hedge funds and other sources of alternative capital primarily into the natural catastrophe insurance and reinsurance businesses. In addition, technology companies and other third parties have created, and may in the future create technology-enabled business models, processes, platforms or alternate distribution channels that may adversely impact our competitive position. Our competitors may also incorporate AI including Generative AI solutions into their processes, and may do so more quickly or more effectively than we do, which could cause harm to our competitive position if we are unable to deploy AI solutions in a compliant and competitive manner.
The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the war in Ukraine and conflict in the Middle East.
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
The Company and its subsidiaries, branches and offices are subject to the laws and regulations of a number of jurisdictions worldwide, including the United States, Bermuda, the UK, Malaysia, Malta, Jordan, Morocco, Norway and the United Arab Emirates (“UAE”). Existing laws and regulations, among other things, limit the amount of dividends that can be paid by our subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, and require pre-approval of acquisitions and certain affiliate transactions. Failure to comply with these laws and regulations or to maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance subsidiaries.
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
We are also subject to a rapidly evolving and complex landscape of laws, regulations, and industry standards governing the use of AI in the jurisdictions where we operate. Governmental and regulatory bodies, including in the United States, Bermuda, the UK, and European Union, have enacted or are actively considering new regulations that address the use of AI in the insurance industry and beyond. There is also significant uncertainty in the evolving regulatory regime relating to AI, which may require substantial resources to modify and maintain business practices to comply with. The AI Act, which entered into force in 2024, is the first comprehensive legal framework for AI in the European Union, while the UK is also developing its regulatory approach. In addition, various states in the U.S. have adopted the National Association of Insurance Commissioners' (“NAIC”) model bulletin, The Use of Artificial Intelligence Systems by Insurers, which establishes regulatory expectations for governance, risk management, and consumer protection related to insurers’ use of AI. Furthermore, states like Colorado, New York, and California have implemented their own regulations and guidance that prohibit the use of algorithms and data sources that result in unfair discrimination and that require insurers to establish robust governance and risk management frameworks. These regulations could limit our ability to use AI or certain data sources, and could hinder our ability to innovate and maintain a competitive position.
We are subject to extensive regulatory supervision and may, from time to time, be subject to inquiries or investigations that could result in fines, sanctions, variation or revocation of permissions and authorizations, reputational damage or loss of goodwill.
The conduct of the insurance and reinsurance business is subject to significant legal and regulatory requirements as well as governmental and quasi-governmental supervision in the various jurisdictions in which our Company operates. Our business activities are regulated by the Bermuda Monetary Authority (“BMA”) in our Bermuda operations, the Prudential Regulation Authority (“PRA”) and Financial Conduct Authority (“FCA”) in our UK operations, the Malta Financial Services Authority (“MFSA”) in our Malta operations, the Insurance Supervision Department, Central Bank of Jordan (“CBJ”) in our Jordanian operations, the Labuan Financial Services Authority (“Labuan FSA”) in our operations in Malaysia, the Dubai Financial Services Authority (“DFSA”) in our operations in Dubai, the Casablanca Finance City (“CFC”) for our operations in Morocco and the Financial Supervisory Authority of Norway, Finanstilsynet, in our operations in Norway. This supervision and regulation are generally intended to be for the benefit of policyholders rather than shareholders or other investors. Among other things, the insurance laws and regulations applicable to us may:
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
Our financial statements are prepared in accordance with U.S. GAAP. Accordingly, from time to time, we are required to adopt new or revised accounting or reporting standards issued by recognized authoritative bodies, including the SEC and the Financial Accounting Standards Board (“FASB”). The adoption of new or revised accounting standards has in the past, and may in the future impact our reported consolidated results of operations, liquidity and reported financial condition and may cause investors to perceive greater volatility in our financial results, negatively impacting their level of investor interest and investment.
For information regarding the impact of accounting pronouncements that have been issued but are not yet required to be implemented, see Note 2 to the Consolidated Financial Statements.
Increasing barriers to free trade and the free flow of capital and fluctuations in the financial markets could adversely affect the insurance and reinsurance industry and our business.
Political initiatives to restrict free trade and close markets, such as the UK’s decision to withdraw from the EU on January 31, 2020 (“Brexit”) and the U.S. decision to withdraw from the Trans-Pacific partnership and renegotiate or terminate existing bilateral and multilateral trade arrangements, could adversely affect the insurance and reinsurance industry and our business. The insurance and reinsurance industries are disproportionately impacted by restraints on the free flow of capital and risk because the value it provides depends on its ability to globally diversify risk. With respect to

Brexit, in June 2021 we acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU, but also subjects us to regulation in the EU. In addition, during the course of 2025, the U.S. administration implemented or increased tariffs, including on products manufactured in China, Canada, Mexico, the UK and the European Union, that in the past have resulted in and may result in future retaliatory tariffs on U.S. goods and products. Any escalation of trade tensions, additional tariffs, retaliatory measures by foreign governments or shifts in U.S. or international trade policies could adversely impact financial market conditions, the insurance and reinsurance industry and our business.
In addition, prolonged and severe disruptions in the overall public and private debt and equity markets, such as those experienced during the 2008 financial crisis or the COVID-19 pandemic, could result in significant realized and unrealized losses. Public and private debt and equity markets may experience disruption in individual market sectors, such as has occurred in the energy sector.
Global markets are also highly susceptible to other macroeconomic disruptions, such as, for example, regional military conflicts. In 2022, Russian military forces launched a military action in Ukraine. In 2023, a military conflict erupted among Israel, Hamas and Hezbollah, and the conflict expanded to hostilities between Israel and Iran as well as Houthis launching a number of attacks on marine vessels traversing the Red Sea and disrupting shipping routes. In 2026, a military conflict erupted among the United States, Israel, and Iran. The length, impact, and outcome of these ongoing military conflicts is highly unpredictable and could lead to further significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in insurance claims related to losses incurred in connection with any of the above disruptions.
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
The Group holds a 32.7% equity ownership interest in four companies located in Beirut and registered in Lebanon, with the Group’s investment amounting to $2.4 million as of December 31, 2025. These companies are engaged in the leasing of commercial buildings which are in the nature of investment property. The real estate market in Lebanon has changed significantly since the onset of the financial crisis that affected the country. Due to the relatively limited amount of information available under prevailing market conditions, and as a result of artificial demand created by investors outside the professional real estate development industry, who primarily aim to divest from cash assets into more secure holdings, prices found on the market are uncertain. Furthermore, since most property owners only accept payments in U.S. Dollars and not in local Lebanese currency, demand for commercial buildings has dropped considerably. Accordingly, prices found on the market as of December 31, 2025, including achieved sales prices, are only indicative and may not hold if the market were to be corrected.
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
Our most significant catastrophe exposures are set forth below:
Natural catastrophes. The occurrence of natural catastrophes is inherently uncertain. Generally, over the past decade, insured losses for catastrophes have increased, due principally to weather-related catastrophes, including but not limited to the impact of global warming. The increasing concentrations of economic activities and people living and working in areas exposed to natural catastrophes have resulted in increased exposure for insurance providers. Increasing insurance penetration, growing technological vulnerability and higher property values have further compounded the insurance industry’s exposure. A series of extreme weather events resulted in one of the most expensive years for natural catastrophes in 2017, which included losses related Hurricane Maria, Hurricane Irma and an earthquake in Mexico. The most significant natural catastrophes impacting IGI for the past two years included the Turkey earthquake and Cyclone Gabrielle in 2023 and the Taiwan earthquake and the floods in UAE and Oman in 2024. In 2025, Taiwan earthquakes, Hurricane Melissa and California wildfires resulted in reported net incurred losses of $27.3 million. See the tables below under the “Net loss and loss adjustment expenses” section of Item 5., A. “Operating Results” for further details of the reported incurred losses on catastrophe events in the years ended December 31, 2025, 2024 and 2023.
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
Terrorism. We face risks related to terrorist and criminal acts on a significant scale (including acts intended to cause strain on financial and other critical infrastructures, which, given the state of reliance on digital technology, could be triggered by cyber threats). Our exposure to terrorism and criminal acts arises mainly from the political violence line of business. However, conventions in the market limit or exclude certain terrorist acts in a number of lines of business. We closely monitor the amount and types of coverage we provide for terrorism risk under treaties. Terrorist and criminal acts may result in direct losses arising from physical damage, violence, sabotage and business interruption, including impacts on insured properties, infrastructure and transportation assets, in addition to broader economic disruption. If we believe we can reasonably evaluate the risk of loss and charge an appropriate premium for such risk, we will underwrite terrorism exposure on a stand-alone basis. We generally seek to exclude terrorism from non-terrorism policies.
Cyber. Within our insurance portfolio we have limited exposure to cyber as a specific peril. Typically, we require market standard cyber exclusion clauses to be applied. We seek wherever possible to exclude losses resulting from cyber related events. Notwithstanding this, we do have a degree of potential exposure to losses arising following cyber-attacks (physical damage) where cover has been explicitly written back into policies (such as for Upstream Energy) and some exposure to ‘silent cyber’ risks, meaning risks and potential losses associated with policies where cyber risk is neither specifically included nor excluded in the policies (such as D&O and financial institutions). In 2025, we actively participated in four cyber-related reinsurance treaties. These risks are written on a net basis and within a specifically defined risk appetite and capital tolerance. All five risks have either Event Limits or Loss Ratio Caps that enable us to quantify our worst-case downside risk.
Military conflicts. In 2022, Russian military forces launched a military action in Ukraine. The sustained conflict and disruption in the region have continued to date and could extend beyond Ukraine and Russia. In 2023/2024, a military conflict erupted among Israel, Hamas and Hezbollah and the conflict subsequently expanded to hostilities between Israel and Iran as well as Houthis launching a number of attacks on marine vessels traversing the Red Sea and disrupting shipping routes. In 2026, a military conflict erupted among the United States, Israel, and Iran. These conflicts have resulted in direct losses arising from physical damage, violence and sabotage, including potential losses associated with marine risks and upstream energy assets, in addition to significant volatility in commodity prices and the supply of energy and other resources, supply chain interruptions, political and social instability, trade disputes or trade barriers, any of which could adversely affect the number and amount of insurance claims related to losses incurred in connection with any of the above disruptions.
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
In addition, the 2025 UN Climate Change Conference (“COP30”) was held in Belém and sought to accelerate action towards the goals of the Paris Agreement. The COP30 agreement, although not legally binding, includes pledges to have further discussions on the transition away from fossil fuels in power systems and scale up renewable energy development, among other things.
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
Economic conditions in the Middle East region affect us given that approximately 8% and 10% of our GWP generated in 2025 and 2024, respectively, originated from risks in this region. In addition, a significant portion of our investment assets are located in the MENA region. Since the start of the 2008 financial crisis, there has been a dampening or reversal of the high rates of growth that had been experienced by many countries within the broader Middle East region and in particular the Gulf Co-operation Council countries, comprising Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates (the “GCC”). Since the first half of 2011 there has been significant political and social unrest in the Middle East region, including violent protests and armed conflict in a number of countries, such as Syria and Yemen, and most recently armed conflict among Israel, Hamas and Hezbollah, hostilities between Israel and Iran, the Houthis disruption of Red Sea international shipping routes, and in 2026 hostilities among the United States, Israel and Iran. The situation has caused significant disruption to the economies of affected countries, which in some instances has led to an increase in premiums, but has overall had a destabilizing effect on insurance premiums. The bulk of our underwriting operations are based in London, with back and middle-office underwriting operations centralized in Jordan. Jordan has proven politically and socially stable to date, notwithstanding the recent events in the wider Middle East region. While a change in the political or social situation in Jordan could prove disruptive to our operations, we have the capacity to service our operations in Jordan from our London office should the situation change.
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
We market our insurance and reinsurance worldwide through insurance and reinsurance brokers. Brokers are independent of the insurers they deal with. Our top 5 international brokers produced 62% of the gross written premiums of our underwriting operations for the year ended December 31, 2025 and 64% for the year ended December 31, 2024. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our business. Due to the concentration of our brokers, our brokers may have increasing power to dictate the terms and conditions of our arrangements with them, which could have a negative impact on our business.
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
Our reinsurance program uses various methods, such as proportional, non-proportional and facultative reinsurance, to mitigate risks across our underwriting portfolio, in return for which we cede to third-party reinsurers a certain percentage of our GWP in any given year. That percentage was 31% for the year ended December 31, 2025 and 30% for the year ended December 31, 2024. The program is finite and absolute in the protection offered, meaning that events outside of its scope would not be covered, and does not offer unlimited protection against highly extreme but improbable events.
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
We historically have sought and will continue to seek to manage our exposure to insurance and reinsurance losses through a number of loss limitation methods, including internal risk management procedures, writing a number of our inwards reinsurance contracts on an excess of loss basis, enforcement and oversight of our underwriting processes, outwards reinsurance protection, adhering to maximum limitations on policies whether written on a proportional, first loss, Excess of Loss (“XOL”) or Possible Maximum Loss (“PML”) Maximum Foreseeable Loss (“MFL”) basis, written in defined geographical zones, limiting program size for each client, establishing per risk and per occurrence limitations for each event, employing coverage restrictions and following prudent underwriting guidelines for each program written.
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
Our investment portfolio includes a substantial amount of fixed maturity securities. As of December 31, 2025, our investment in fixed maturity securities was approximately $1,066.3 million, or 80.7% of our total investment and cash portfolio, including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of corporate securities (96.7%) and government securities (3.3%).
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
In addition, during the course of 2025, the U.S. administration implemented or increased tariffs, including on products manufactured in China, Canada, Mexico, the UK and the European Union as discussed above. Any escalation of trade tensions, additional tariffs, retaliatory measures by foreign governments or shifts in U.S. or international trade policies could adversely impact and have inflationary pressure on financial market conditions.
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
The determination of the amount of expected credit losses (“ECL”) taken on our investments involves the estimation of uncertainties which, if they turn out to be incorrect, could have a material adverse effect on our results of operations and financial condition.
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
We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the recoverable reinsurance that they owe to us or they may not pay such recoverables on a timely basis. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. In addition, from time to time we engage in disputes with reinsurers regarding their contractual obligations, which may involve arbitration or litigation and could involve amounts that are material. As of December 31, 2025, the amount owed to us from our reinsurers for paid claims was approximately $7.4 million and the portion of our case reserves due from reinsurers was approximately $135.6 million. A failure by reinsurers to cover their portion of our liabilities, and/or disputes with reinsurers over the extent or applicability of their obligations to us, could depending on the amounts involved have a material adverse effect on our results of operations and business.
Our operating subsidiaries are rated and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease.
Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. We currently hold financial strength ratings assigned by third-party rating agencies which assess and rate the claims paying ability and financial strength of insurers and reinsurers. The ratings of our operating subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of A.M. Best Inc. (“A.M. Best”) or S&P Global Ratings (“S&P”). We currently hold a stable outlook rating of “A (Excellent)” from A.M. Best and a stable outlook rating of “A” from S&P.
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
Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda Government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent or working resident certificate, who meets the minimum standards reasonably required for the position, is available. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term.
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
As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we may require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit. During 2025, no third parties were required to post collateral for our benefit.
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
In addition, brokers generally are entitled to commingle payments made by, or owing to, us, with their other client monies. These commingled funds owing to us could then be claimed by other creditors or otherwise disposed of, which could prevent us from recovering the amount due. However, the majority of insurance policies have Premium Payment Warranties that enable us to cancel coverage in case of non-payment of premiums. Of the brokers with whom we transact business, as of December 31, 2025, 77.3% were located in the UK, 8.0% were located elsewhere in Europe, 12.6% were located in the MENA region, Africa or Asia, the majority of which were from subsidiaries of UK brokers, and 2.2% were located in North, South and Central America and Australasia.
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
The incorporation of AI technologies, including generative AI, into our information systems and governance processes, and its use or anticipated use by us or by third-parties on whom we rely, may increase or create new operational risks.
We use AI products in connection with our business operations. While we recognize the potential benefits of the use of AI technologies, including generative AI, in creating operational efficiencies, the use of these technologies in our business also presents significant risks and uncertainties, including regarding the accuracy and quality of AI outputs, which may be inaccurate, biased, or otherwise inappropriate for our business’s or our customers’ needs, and which could adversely impact our business and reputation. These risks are heightened by the relative newness of the technology, the speed of its adoption, and the uncertain and evolving legal, regulatory, and ethical landscape governing its use. There can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. AI technologies offer potential benefits in areas such as process automation, and we expect to use AI and Generative AI to help deliver products and services and support critical functions.
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
We are exposed to currency risk mainly on insurance written premiums and incurred claims that are denominated in a currency other than our functional currency. The currencies in which these transactions are primarily denominated are Sterling (“GBP”), Euro (“EUR”) and the Australian Dollar (“AUD”). As a significant portion of our transactions are denominated in U.S. Dollars, this reduces currency risk. Intra-group transactions are primarily denominated in U.S. Dollars.
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
We are a holding company and do not directly own any operating assets other than our ownership of interests in International General Insurance Holdings Limited (“IGI Dubai”), a subsidiary company organized under the laws of the Dubai International Financial Centre. We depend on IGI Dubai for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends. The earnings from, or other available assets of, IGI Dubai may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.
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
In addition, the BMA has recently made a determination to act as group supervisor of IGI. As IGI is subject to group supervision by the BMA, it is prohibited from declaring or paying a dividend to its shareholders if it is in breach of its Group Enhanced Capital Requirement or if the declaration or payment of a dividend would cause such a breach.
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
To the fullest extent permitted by law, the forum selection bye-law discussed above will apply to derivative actions or proceedings brought on behalf of the Company and arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, although we have been advised that in the opinion of the SEC, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision in connection with any such derivative action or proceeding arising under the Securities Act or the Exchange Act, and it is possible that a court could find the forum selection bye-law to be inapplicable or unenforceable.
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
The Companies Act, which applies to the Company, differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. These differences include, but are not limited to, the rights of shareholders to bring class action and derivative lawsuits, the scope of indemnification available to directors and officers and provisions relating to amalgamations, mergers and acquisitions and takeovers. Holders of our common shares may therefore have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the U.S.
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
Our Amended and Restated Bye-laws contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests. Among other provisions, the staggered board of directors and Wasef Jabsheh’s director appointment and voting rights may make it more difficult for our shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Such anti-takeover provisions in our Amended and Restated Bye-laws include the following:
•the ability of our board of directors to issue preference shares with preferences and voting rights determined by the board of directors without shareholder approval
•the indemnification of our officers and directors
•the ability of Wasef Jabsheh to appoint and remove directors (see Item 10. Additional Information — B. Memorandum and Articles of Association)
•the requirement that certain directors may only be removed from our board of directors for cause
•the ability of shareholders to take specified action by unanimous written consent
•the requirement for the affirmative vote of not less than 66% of the directors in office and holders of at least 66% of the voting shares to amend specified provisions in our Amended and Restated Bye-laws, and

•the requirement that a business combination with a 15% shareholder be approved by our board of directors (and include the affirmative vote of each Jabsheh appointed Director (as defined in Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Shareholders Rights under the Amended & Restated Bye-laws) in the event that such business combination constitutes a ‘Specified Matter’ (as such term is defined in the Amended and Restated Bye-laws) and is authorized at a special or general meeting by the affirmative vote of at least 66 2/3% of the voting shares owned by non-interested shareholders. These provisions could also make it difficult for our shareholders to take certain actions and limit the price investors might be willing to pay for our securities.
As a “foreign private issuer” under the rules and regulations of the SEC, we file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.
The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, we are not required to file current reports on Form 8-K or quarterly reports on Form 10-Q, and we are exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act.
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
As of December 31, 2025, former IGI Dubai shareholders beneficially owned more than 56% of our issued and outstanding common shares. The former IGI Dubai shareholders will continue to be able to exercise a significant degree of influence over the outcome of certain matters requiring an ordinary resolution of our shareholders including:
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
Furthermore, as of December 31, 2025, Wasef Jabsheh, who was IGI Dubai’s Founder, Chief Executive Officer and Vice Chairman and is currently our Executive Chairman, was our largest single shareholder and beneficially owned approximately 33.9% of our issued and outstanding common shares. Another former IGI Dubai shareholder, Oman International Development & Investment Company SAOG (“Ominvest”), beneficially owned approximately 22.3% of our issued and outstanding common shares as of December 31, 2025. Beneficial ownership is calculated in accordance with the rules and regulations of the SEC. Although there are corporate governance controls in place to mitigate conflicts of interest of members of senior management and major shareholders vis-à-vis the Company and minority shareholders, the former IGI Dubai shareholders may make decisions in respect of the business that do not serve the interests of the Company or the minority shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.
The grant and future exercise of registration rights may adversely affect the market price of our common shares.
Pursuant to a registration rights agreement entered into at the closing of the business combination between IGI and Tiberius Acquisition Corporation (“Tiberius”) in March 2020 by the Company with the former shareholders of IGI Dubai, a registration statement was required to be filed with the SEC which registered for resale our common shares held by the Sponsor, the former officers and directors of Tiberius and former shareholders of IGI Dubai. In addition, the Sponsor, the former officers and directors of Tiberius and certain former shareholders of IGI Dubai can demand that the Company register their registrable securities under certain circumstances and also have piggyback registration rights for their securities in connection with certain registrations of securities that we undertake. We were also required to file and maintain an effective registration statement under the Securities Act covering securities issued at closing of the business combination between IGI and Tiberius in March 2020 to investors pursuant to forward purchase contracts and securities issued at closing to certain investors. The Company initially filed such registration statement on Form F-1 with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. The Company replaced the registration statement on Form F-1 with a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.
The registration of these securities pursuant to the registration statement or any future registration statement that the Company may file will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common shares.
See Item 4. Information on the Company – A. History and Development of the Company, Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Registration Rights Agreement with Former IGI Dubai Shareholders, and Item 10. Additional Information — C. Material Contracts sections below for further information.
Sales of a substantial number of our securities in the public market could adversely affect the market price of our common shares.
As of December 31, 2025, Wasef Jabsheh and Ominvest beneficially owned approximately 33.9% and 22.3% of our common shares, respectively. Most of these shares have been registered for resale on a registration statement on Form F-3 and are available for resale in the public market. Sales of a significant number of our common shares in the public market, or the perception that such sales could occur, could reduce the market price of our common shares.
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
The issuance of additional equity securities or other securities that are convertible into or exercisable or exchangeable for equity securities in the Company in connection with future acquisitions, joint ventures or strategic transactions or pursuant to share incentive plans or otherwise may dilute all other shareholdings.
We may seek to raise financing to fund future acquisitions and other growth opportunities. In connection with future acquisitions, joint ventures or strategic transactions, or pursuant to share incentive plans or otherwise, we may issue additional equity securities or other securities that are convertible into or exercisable or exchangeable for equity securities that could dilute current shareholders’ ownership in the Company and may include terms that give new investors rights that are superior to current shareholders. Any issuances by us of equity securities or other securities that are convertible into or exercisable or exchangeable for equity securities may be at or below the prevailing market price of our common shares and in any event may have a dilutive impact on current shareholders' ownership interest, which could cause the market price of our common shares to decline.
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
In May 2022, the Company’s board of directors determined that going forward the board intended to declare a $0.01 per share dividend on a quarterly basis (increased to $0.025 per share in May 2024 and to $0.05 per share in May 2025). However, any decision by the Company’s board of directors to declare dividends will be made based on an evaluation and review of the Company’s latest results and the Company’s analysis of its pending claims, market conditions, and advice from the Company’s regulators, among other factors. In addition, as a Bermuda exempted company, the Company must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. Under the Companies Act, the Company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.
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
International financial market disruptions such as the ones experienced in the last global financial crisis in 2008, as well as the economic effects caused by the COVID-19 pandemic, the war in Ukraine, the Israel-Hamas-Hezbollah conflict, the conflict between Israel and Iran, the Houthis disruption of Red Sea international shipping routes, and in 2026 the conflict between the United States, Israel, and Iran, along with the possibility of a prolonged recession, may potentially affect various aspects of our business, including the demand for and claims made under our products, counterparty credit risk, the ability of our customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. Volatility in the U.S. and other securities markets may also adversely affect our share price. Depending on future market conditions, we could incur substantial realized and unrealized losses in future periods, which may have an adverse impact on our results of operations, financial condition, credit ratings, insurance subsidiaries’ capital levels and our ability to access capital markets.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
General
International General Insurance Holdings Ltd. was incorporated on October 28, 2019 under the laws of Bermuda as an exempted company solely for the purpose of effectuating a business combination, which was consummated on March 17, 2020, at which time we became a public company. Prior to the business combination, the Company owned no material assets and did not operate any business. We are the successor to the insurance business of International General Insurance Holdings, Ltd., a Dubai corporation founded in 2001.
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
Other than in connection with the Business Combination and the repurchase and redemption of all of our warrants in 2023, since our incorporation, there have been no material changes to our share capital, mergers, amalgamations or consolidations of the Company or any of our significant subsidiaries, no acquisitions or dispositions of material assets other than in the ordinary course of business, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to the Company or its significant subsidiaries. There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
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

General
We are a highly-rated global provider of specialty insurance and reinsurance solutions. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, ports and terminals, general aviation, political violence, professional lines, financial institutions, marine, contingency and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we have prudently grown our business with a focus on underwriting profitability.
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
Our Executive Chairman, Wasef Jabsheh, with the assistance of our President and Chief Executive Officer, Walid Jabsheh, founded IGI in 2001. Wasef Jabsheh has over 50 years of industry experience. Under our management’s leadership we have developed a culture of prudent and disciplined underwriting focused on generating superior risk-adjusted returns. Our “underwriting first” approach has led to a strong track record of profitable growth in our core lines of business and has allowed for successful expansion into new lines of business and geographic locations without compromising underwriting profitability. We have expanded our gross written premium (“GWP”) from $467.3 million for the year ended December 31, 2020 (the year we became a public company) to $666.7 million for the year ended December 31, 2025, resulting in a compound annual growth rate (“CAGR”) of 6.1%, while delivering a consistently strong underwriting performance which is demonstrated by an average combined ratio of 82.8% over the same time period. Our growth and underwriting performance have allowed us to post consistently strong profitability levels with an unlevered return on average equity of 18.2% over the same time period with limited volatility through market cycles.
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
Local knowledge and access to attractive geographies
Our local knowledge and presence in attractive markets is a competitive advantage. We have exposure in countries and territories across the globe in both mature and high-growth markets with attractive growth rates. Through our global platform with presence in various geographic locations, the vast experience of our senior management and underwriters and our long-standing relationships with an extensive network of specialty brokers, we have differentiated access to profitable niche businesses in our core markets, including the UK, continental Europe, Latin America, the Middle East and Asia.
Long-standing relationships with key brokers
Our longstanding relationships with brokers, and ultimately clients, enable us to receive a regular and sizeable flow of our preferred business. We source almost all of our business through brokers, with our top five international brokers producing 62% of our premiums in the year ended December 31, 2025. We have held relationships with many of those brokers since inception. We believe that we have been able to develop strong broker relationships through the high quality of service that we provide and also through our enhanced reputation in the marketplace.
A pillar of our high-quality client service is prompt and professional claims management. We use Xchanging Insurance Services’ electronic system for the majority of our premiums and claims, aligning our service levels with London market standards.
Geographically diverse, specialty and niche book of business
Since IGI’s inception, management’s objective has been to offer specialty and niche products requiring underwriting and technical skills balanced by geography and line of business. We actively manage our exposures by geographic zone to maintain a diverse portfolio of underlying risks. For the year ended December 31, 2025, we wrote 19.7% of our business in the UK, 17.4% in North America, 14.1% in Continental Europe, 7.2% in Latin America, 8.4% in the Middle East and 12.2% in Asia. The remaining business was underwritten in the Caribbean, Africa and Australasia. We currently underwrite business in three business segments through 13 lines of business spanning across attractive specialty and niche products. Of $666.7 million in gross written premiums for the year ended December 31, 2025, 25.1% was generated by our specialty long-tail segment, 59.9% by the specialty short-tail segment and 15.0% by the reinsurance segment.
Disciplined risk selection
Our underwriting approach combines decades of customized underwriting experience of our management and underwriting teams with sophisticated modelling tools that utilize actuarial data across all of our lines of business. Our analytical pricing framework is embedded in our business and is incorporated into our pricing metrics, underwriting and risk management. For the year ended December 31, 2025, 62.0% of our business was individually underwritten where our underwriters analyzed submissions and determined if the underlying risk of each contract met our overall risk and profitability requirements. In addition, 23.0% was sourced through Managing General Agents, that are required to strictly adhere to our narrowly defined underwriting criteria and return thresholds and only 15.0% was originated through reinsurance treaties. We believe that our analytically-driven underwriting approach has been the foundation of our ability to generate attractive risk-adjusted underwriting margins.
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
Maintain balance sheet strength and thorough reserves assessment
Our balance sheet strength underpins our clients’ confidence in our business and uniquely positions us among other insurers and reinsurers of our size. We maintain a conservative balance sheet, which reflects our rigorous reserving practices, use of reinsurance and conservative investment policy. Our business profile including our well-diversified and profitable book of business, along with our strong capitalization, among other factors, led to “A” (Excellent)/Stable and “A”(Strong)/Stable ratings by A.M. Best and S&P, respectively.
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
Maintain our conservative investment strategy
We have a conservative investment strategy, maintaining a short-to-medium term investment portfolio maturity profile with the purpose of providing sufficient liquidity and stable returns with limited volatility. We follow an “underwriting first” model and have designed an investment strategy that allows us to maximize our underwriting profits in a capital efficient manner. As of December 31, 2025, our investment portfolio was comprised primarily of cash and fixed income securities. Cash (including cash equivalents and term deposits) represented 16.5% of our invested assets and fixed income securities represented 80.7% of our invested assets as of December 31, 2025. Our fixed income portfolio is geographically diverse with a weighted-average modified duration of three years, with 88.1% of the securities in our portfolio having an S&P rating of ‘A-’ and above as of December 31, 2025.

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
Our Segments
We conduct our worldwide operations through three reportable segments under U.S. GAAP segment reporting: Specialty Long-tail, Specialty Short-tail and Reinsurance. Our Specialty Long-tail and Specialty Short-tail segments include both direct insurance and facultative reinsurance (reinsurance that provides coverage for a specific risk or group of risks), and our Reinsurance segment includes only treaty reinsurance (reinsurance where the cedant agrees to transfer all risks of a specific class of policies to the reinsurer). In the year ended December 31, 2025, direct insurance and reinsurance represented approximately 80% and 20% of the Specialty Long-tail business, respectively, and direct insurance and reinsurance represented approximately 40% and 60% of the Specialty Short-tail business, respectively.
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
Specialty Long-tail Segment
Professional Lines
Our professional lines of business represented approximately 21.0% and 25.9% of our GWP for the years ended December 31, 2025 and 2024, respectively.
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
Financial Institutions
Our financial institutions line of business represented approximately 2.4% and 2.6% of our GWP for the years ended December 31, 2025 and 2024, respectively.

The financial institutions business covers a range of risks including bankers’ blanket bond, financial institutions professional indemnity, financial institutions directors’ & officers’ liability, plastic card fraud, electronic computer crime, vault risk, cash in transit, commercial crime and fidelity guarantee, and money.
Marine Liability
Our marine liability line of business represented approximately 1.5% and 0.8% of our GWP for the years ended December 31, 2025 and 2024, respectively.
Our marine liability portfolio covers third-party liabilities related to marine risks, including ship repairer’s liability, ship owner’s protection and indemnity, Wharfinger’s liability, Stevedore’s liability, Charterer’s liability and port and terminal excess liability. We have a worldwide focus for our marine liability portfolio.
Specialty Short-tail Segment
Energy
Our energy businesses represented approximately 20.7% and 20.7% of our GWP for the years ended December 31, 2025 and 2024, respectively. We have a lead capability in both upstream energy and downstream energy (oil & gas, petrochemicals, refining, conventional power and renewable energy), with a maximum exposure of $75 million and $50 million for any single risk in upstream and downstream energy, respectively. We have a strong presence in major energy insurance hubs and in 2018 began underwriting renewable energy.
Our upstream energy team covers the oil and gas industry both offshore and onshore. Our industry knowledge and products allow us to service a broad spectrum of clients involved with the construction, exploration & production, operating, contracting and decommissioning industries. Our focus is on operators and companies with proven track records and strong risk management policies worldwide, with a particular focus in the Middle East, the wider Afro-Asian region and Scandinavia, excluding named windstorms in the U.S. Gulf of Mexico area. We have a strong presence in major energy insurance hubs, namely the UK, Norway, the United Arab Emirates and Malaysia. Our clients in the upstream energy line of business include major oil and gas corporations, national and state-owned oil and gas operations, independent oil and gas companies, integrated energy companies, contractors and service industry companies.
Our downstream energy business provides expert insurance for a wide range of onshore energy plants around the world, with a particular focus in the Middle East, Afro-Asian, European and Latin American regions. We underwrite a portfolio of predominantly operating risks in the onshore energy sector, with an emphasis on operators and companies with proven track records and strong risk management policies, with a geographically diversified portfolio. Our clients in the downstream energy line of business include petrochemical operators, oil refineries, utilities, independent power producer (“IPP”) companies and energy pipeline operators. We insure a spread of operational risks including machinery breakdown and property damage, and associated loss of revenues.
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
Property
Our property business represented approximately 14.6% and 14.6% of our GWP for the years ended December 31, 2025 and 2024, respectively.
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

Construction & Engineering
Our construction and engineering business represented approximately 7.7% and 7.9% of our GWP for the years ended December 31, 2025 and 2024, respectively.
Our construction and engineering line of business provides coverage with respect to construction all risks, civil engineering completed risks, machinery breakdown and business interruption, erection all risks and contractors’ plant and equipment. We focus our construction & engineering portfolio on construction all risks and erection all risks.
Political Violence
Our political violence portfolio represented approximately 2.2% and 2.3% of our GWP for the years ended December 31, 2025 and 2024, respectively.
Our political violence line of business focuses on comprehensive sabotage and terrorism, strikes, riots, civil commotion, malicious damage, missing mutiny, coup d’etat, insurrection, revolution, rebellion, war and civil war. Our offering does not normally include risks associated with nuclear, chemical or biological terrorism, trade disruption insurance or standalone contingent business interruption risks. Our coverage generally includes physical loss or damage, business interruption, debris removal and third-party liability following a political violence peril.
Ports and Terminals
Our ports and terminals business represented approximately 4.9% and 5.1% of our GWP for the years ended December 31, 2025 and 2024, respectively.
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
General Aviation
Our general aviation business represented approximately 1.5% and 2.0% of our GWP for the years ended December 31, 2025 and 2024, respectively.
Our general aviation portfolio covers worldwide commercial and industrial operations, including coverage for hull, hull and spares, war and allied perils, third-party legal liability, general aviation premises, spares, passenger legal liability, personal accident and general aviation hangar keepers. We focus our general aviation portfolio on South and Central America, Europe, Asia and Africa.
Marine Cargo
Our marine cargo line of business represented approximately 3.2% and 2.6% of our gross written premium for the years ended December 31, 2025 and 2024, respectively.
Our marine cargo portfolio covers general cargo, oil, machinery and equipment, project cargo, war on land and freight forwarders. We cover cargo for physical loss or damage while in transit by air, land or sea for importers, exporters and manufacturers. We have a worldwide focus for our marine cargo portfolio.
Contingency
Our contingency line of business represented approximately 5.1% and 3.7% of our gross written premium for the years ended December 31, 2025 and 2024, respectively.
Our contingency portfolio covers all risks event cancellation, non-appearance, event terrorism and political violence perils, named peril cancellation, prize indemnity and bespoke non-physical damage business interruption, in each case excluding communicable disease. We have a worldwide focus for our contingency portfolio.

Reinsurance Segment
Our reinsurance business represented approximately 15.0% and 11.9% of our GWP for the years ended December 31, 2025 and 2024, respectively.
Our reinsurance portfolio is primarily made up of property business, split into catastrophe excess of loss, risk excess of loss and proportional reinsurance. IGI also reinsures marine, engineering, energy, motor, terrorism, casualty, aviation and cyber. We have a worldwide focus for our reinsurance portfolio.
Our History
Our Company was founded in 2001 and commenced operations in Jordan in 2002, underwriting business in the offshore energy, onshore energy, property, marine and engineering lines of business. In 2005, we raised $75 million of capital through a private placement and commenced underwriting our reinsurance portfolio. In 2006, we established a holding company in the DIFC and also established our capitalized Labuan branch (“IGI Labuan”), which is licensed to issue Labuan governed policies, including Islamic law-compliant re-takaful policies. In 2007, we established our Bermuda subsidiary and commenced underwriting our financial institutions portfolio. In 2009, we acquired SR Bishop which was renamed North Star Underwriting Limited (“North Star”). In 2009, we established IGI UK, which commenced business in 2011. IGI UK underwrites most of IGI’s UK-governed policies and serves as an important point of contact for brokers based in London. In June 2021, we acquired our Malta subsidiary so that we could continue to underwrite throughout the European Union. In March 2023, we completed the acquisition of Norway-based managing general agency EIO.
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
IGI Labuan
IGI Labuan, a second-tier reinsurer registered in Labuan, Malaysia, is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. IGI Labuan obtained the approval of the Labuan FSA to engage the Labuan FSA’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in the Labuan International Offshore Financial Center. IGI’s Labuan-based operation is supported by an Asia Pacific hub in Kuala Lumpur, which also serves as a point of contact for local brokers in Asia. Both Labuan-governed policies and Bermuda-governed policies sourced through IGI Labuan are referred to IGI’s Amman office for underwriting consideration.
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
Representation and Intermediate Offices (Non-Risk Bearing Companies)
IGI Morocco
IGI operates a representative office of IGI Bermuda in Casablanca, which is regulated by Casablanca Finance City. Our Casablanca operations constitute our Africa hub and provide access to the Northern, Central and West African markets.
IGI Dubai Subsidiary
IGI Dubai Subsidiary is authorized as a category four entity by the DFSA and it operates as a marketing and intermediate office of IGI Bermuda in Dubai. Our Dubai operations constitute our Middle East hub and provide access to the MENA region including the Gulf Cooperation Council markets.
IGI Nordic (formerly EIO)
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
Market risk: The risk of adverse changes in the value of assets, liabilities, and financial instruments arising from movements in market prices, including interest rates, equity prices, credit spreads and foreign exchange rates.
Credit risk: The risk of financial loss arising from the failure of a counterparty to meet its financial obligation to the Company in a timely manner.
Liquidity risk: The risk that we will not be able to meet our commitments associated with insurance contracts and financial liabilities as they fall due.
Operational risk: The risk of loss resulting from inadequate or failed internal processes, personnel or systems, or from external events.
Strategic risk: The risk of adverse impact on shareholder value or income and capital arising from adverse business decisions, poor execution or failure to respond appropriately to market and industry changes.
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
Environmental, Social and Governance risk: The risk of environmental, social, or governance events or conditions which, if they occur, could cause an actual or a potential material negative impact on the value of assets, liabilities, financial results, or reputation of the entity.

Emerging risk: New, developing or changing risks that are not yet fully understood and for which there is a high degree of uncertainty around their likelihood, velocity and potential impact.
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
Marketing and Distribution
We source our business primarily through brokers, with 62.1% of 2025 premiums coming from five producing brokers. Given our regional focus, we also make use of a range of smaller, more regional brokers, such as NASCO, UIB, Fenchurch Faris and Chedid Re. Currently, our largest broker relationships as measured by gross written premiums are with Marsh, Arthur J. Gallagher, Aon, Willis and Howden Broking Group.
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
Reserving
When a claim is reported to us or when an event occurs, we establish loss reserves to cover our estimated ultimate losses under the insurance policies that we underwrite, and loss adjustment expenses relating to the investigation and settlement of policy claims. These reserves include estimates of the cost of the claims reported to us (“case reserves”) and estimates of the cost of claims that have been incurred but not yet reported (“IBNR”) and are net of estimated related salvage, subrogation recoverables and reinsurance recoverables. The case reserve will represent an estimate of the expected settlement amount and will be based on information about the specific claim at that time. The estimate represents an informed judgment based on general industry case reserving practices, the experience and knowledge of the claims handler and practices of the claims team.

The following charts show the percentage breakdown of net reported case reserves and IBNR including ULAE reserves as of December 31, 2025 and 2024:
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
Investments
Investment income represents a component of our earnings. We collect premiums and are required to hold a portion of these funds in reserves until claims are paid. We invest these reserves primarily in fixed maturity investments. We manage most of our investment portfolio in-house, with the exception of approximately $25.3 million as of December 31, 2025 which is managed by a third-party investment advisor. Our investment team is responsible for implementing our investment strategy as set by the investment committee established by our management.
Our investments include a sizeable portfolio of high quality and diversified fixed income securities, term deposits and to a lesser extent a modest allocation to equities, mutual funds and real estate holdings.

The following charts show the percentage breakdown of our investment assets by class as of December 31, 2025 and 2024:

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
Principal Representative and Principal Office. An insurer is required to maintain a principal office and to appoint and maintain a resident principal representative in Bermuda. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so.
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
Group Supervision. The BMA shall be the group supervisor of an insurance group where (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer”, where it is headed by a parent entity which is a body incorporated or formed, including by way of continuation in Bermuda, that is not itself a subsidiary of any other entity (an ultimate parent entity in Bermuda). The BMA may, in respect of an insurance group, determine whether it is appropriate for it to be the group supervisor where the insurance group is headed by a parent entity which is not a body corporate incorporated or formed, including by way of continuation, in Bermuda, and the BMA is satisfied that (i) the insurance group is directed and managed from Bermuda or (ii) the insurer in the group with the largest balance sheet total is a specified insurer. An insurance group is defined as a group of companies that conducts insurance business.
Where the BMA is, or determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”) and it shall give to the Designated Insurer and other applicable insurance regulatory authority written notice that it is the group supervisor.
Following recent amendments to the group supervision framework in Bermuda, the BMA may make a determination to cancel the designation and registration of the Designated Insurer and instead designate and register an insurance holding company as the designated insurance holding company for that insurance group (a “Designated Holding Company”) for the purposes of effective group supervision of an insurance group. It may make such determination where (i) the BMA is unable to effectively discharge any one or more of its statutory functions as group supervisor for the insurance group by supervising its Designated Insurer, or (ii) it appears to the BMA that one of the grounds for intervention by the BMA set out in section 32(1) of the Insurance Act are met and the BMA deems that intervention would not be effective by supervising the Designated Insurer for the insurance group.

Where the BMA intends to make a determination to cancel the designation and registration of a Designated Insurer it shall give notice in writing to the Designated Insurer of its intention and reasons for such determination, and allow for a period to provide written representations. The BMA shall also notify the insurance group in writing of a determination made by it to cancel the designation and registration of the Designated Insurer and instead designate and register an insurance holding company as a Designated Holding Company.
Where the BMA has made such a determination, the Designated Holding Company may be (i) the ultimate parent company incorporated in Bermuda; (ii) an intermediate holding company incorporated in Bermuda; (iii) a specified insurer that is the head of the insurance group; or (iv) the head of an Internationally Active Insurance Group (“IAIG”). In determining the entity to be designated as the Designated Holding Company, the BMA may have regard to the entity that exercises control over (i) the insurer in the insurance group; and (ii) other members of the group which may pose a risk to the insurance business of the group. The BMA shall give notice in writing to the relevant entity of an insurance group to designate and register the entity as the Designated Holding Company. Where the BMA designates and registers an entity as a Designated Holding Company, the BMA shall issue a certificate of registration which shall include (i) the name and business address of the Designated Holding Company, and (ii) the date of registration.
Once the BMA has been designated as group supervisor, the Designated Insurer or the Designated Holding Company must ensure that the insurance group of which it is a member appoints (i) an individual approved by the BMA who is qualified as a group actuary to provide an opinion on the insurance group’s insurance technical provisions in accordance with the requirements of Schedule XIV “Group Statutory Economic Balance Sheet” of the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 and (ii) an auditor approved by the BMA to audit the financial statements of the group.
Effective January 1, 2025, the BMA made a final determination that it is appropriate for it to be the group supervisor of IGI and designated IGI Bermuda as the Designated Insurer. As a result, IGI and its subsidiaries are subject to the BMA’s group supervision regime and are required to comply with the requirements under the Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) and the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 (together with the Group Supervision Rules, the “Group Rules”) and IGI Bermuda, as the Designated Insurer, is responsible for ensuring such compliance.
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
The BMA may, for the purposes of group supervision, make rules applying to the Designated Insurer and/or Designated Holding Company which take into account any activities of the insurance group of which they are members or of other members of the insurance group. Such rules may make provision for: the assessment of the financial situation of the insurance group; the solvency position of the insurance group (including the imposition of prudential standards in relation to ECR, capital and solvency returns, insurance reserves and eligible capital that must be complied with by the Designated Insurers); the system of governance and risk management of the insurance group; intra-group transactions and risk concentrations; and supervisory reporting and disclosure in respect of the insurance group.
In addition, the BMA may, after consultation with other competent authorities, determine whether an insurance group, for which the BMA is the group supervisor, is an IAIG under the Insurance Act. The Insurance Act also provides for a framework pursuant to which the BMA may designate a member of an IAIG as its ‘head of the IAIG’ for the purposes of IAIG supervision. In determining the member of an IAIG to be designated as the Head of the IAIG, the BMA shall have regard to the member that exercises control over all insurers in the group and other members of the group which may pose a risk to the insurance business of the group.
Annual Financial Statements. A Class 3B insurer is required to prepare and submit to the BMA, on an annual basis within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA), audited statutory financial statements and financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards.
The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.
Every insurance group is required to prepare and submit, on an annual basis, group financial statements prepared in accordance with either the international financial reporting standards or generally accepted accounting principles (“GAAP”) that apply in Canada, the UK or the United States of America (or such other GAAP or international standards as the BMA may recognize), together with group statutory financial statements. The group GAAP financial statements must be audited annually by the group’s approved auditor who is required to prepare an auditor’s report thereon in accordance with generally accepted auditing standards. In addition, every insurance group must prepare in each year statutory financial statements (which will include, in statutory form, a group balance sheet, a group income statement, a group statement of capital and surplus, and notes thereto) in respect of the parent company of the group. The Designated Insurer and/or the Designated Holding Company is required to file with the BMA the group statutory financial statements and the audited group GAAP financial statements with the BMA within 5 months from the end of the relevant financial year (or such longer period, not exceeding eight months, as the BMA may specifically permit).
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
In addition, every insurance group is required to prepare an annual group capital and solvency return, which shall include both an electronic version and a printed version of (a) the group BSCR model; (b) schedule of fixed income and equity investments by BSCR rating; (c) schedule of funds held by ceding reinsurers in segregated accounts/trusts by BSCR rating; (d) schedule of net loss and loss expense provisions by general business; (e) schedule of geographic diversification of net loss and loss expense provisions by general business; (f) schedule of premiums written by line of business of general business; (g) schedule of geographic diversification of net premiums written by general business; (h) schedule of risk management; (i) schedule of fixed income securities; (j) schedule of long-term business data and reconciliation; (k) schedule of long-term variable annuity guarantees data and reconciliation; (l) schedule of long-term variable annuity guarantees – internal capital model; (xiii) schedule of group’s solvency self-assessment; (m) group general business catastrophe risk return; (n) schedule of regulated non-insurance financial operating entities; (o) unregulated entities where the parent exercises control; (p) schedule of unregulated entities where the parent exercises significant influence; (q) schedule of entities’ capital deducted from; (r) schedule of group minimum margin of solvency; (s) schedule of group eligible capital; (t) group statutory economic balance sheet; (u) group actuary’s opinion; (v) expanded particulars of ceded reinsurance; (w) schedule of cash and cash equivalents counterparty analysis; (x) schedule of currency risk and (y) schedule of concentration risk. Where the BMA has approved a group internal capital model to be used by an insurance group in substitution of the group BSCR model, a printed version of such group internal capital model must be included in the annual group capital and solvency return. Every group capital and solvency return submitted by the Designated Insurer and/or Designated Holding Company on behalf of its group must be accompanied by a declaration signed by two directors of the group’s parent company or Designated Holding Company (as applicable), being the chief executive and either the chief risk or chief financial officer, declaring that, to the best of their knowledge and belief, the return fairly represents the financial condition of the insurance group in all material respects.
Both the annual group statutory financial return and the capital and solvency return must be submitted to the BMA by the Designated Insurer or the Designated Holding Company (as applicable) within five months after its financial year end (or such longer period, not exceeding eight months, as the BMA may specifically permit) (the “Filing Date”).
Neither the statutory financial return nor the capital and solvency return is available for public inspection.
Quarterly Financial Return. A Designated Insurer and/or a Designated Holding Company (as applicable) is required to prepare and file quarterly group financial returns with the BMA on or before the last day of the months May, August and November of each year. The quarterly group financial returns consist of (a) quarterly unaudited (consolidated) group financial statements for each financial quarter (which must minimally include a balance sheet and income statement and must also be the most recent produced by the group and not reflect a financial position that exceeds two months) and (b) a list and details of material intra-group transactions and risk concentrations (including, where applicable, exposure value (face value and market value, if the latter is available), counterparties involved (including their location), summary details of the purpose, terms, costs, duration and performance triggers relating to the transaction), details surrounding all intra-group reinsurance and retrocession arrangements (including aggregated values of the exposure limits by counterparties, aggregated premium flows and the proportion of the group’s insurance business exposure covered by internal reinsurance, retrocession and other risk transfer arrangements) and details of the ten largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures (or series of linked unaffiliated counterparty exposures) exceeding 10% of the insurance group’s statutory capital and surplus.
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
Where a significant event occurs on or before the Filing Date, the insurance group shall prepare a report on the event at the time of filing its FCR, forming part of the FCR, with the heading “Subsequent Event”. Where a significant event occurs after the Filing Date, an insurance group shall prepare a report on the event within 14 days of the occurrence of the event, which the Designated Insurer and/or the Designated Holding Company (as applicable) must file with the BMA. In addition, the insurance group must publish a report on any significant event occurring after the Filing Date on its website within 30 days of submitting the report to the BMA (or by such other date agreed by the BMA). If the insurance group does not have a website, it must instead furnish any report prepared on a significant event occurring after the Filing Date within 30 days of receiving written request. The Designated Insurer and/or Designated Holding Company (as applicable) must keep any report prepared in respect of a significant event for a period of five years beginning with the Filing Date. Every report on a significant event filed by the Designated Insurer or Designated Holding Company must include a declaration, signed by the chief executive of the insurance group’s parent company or Designated Holding Company (as applicable) and any chief risk officer or chief financial officer of the insurance group’s parent company or Designated Holding Company (as applicable), that to the best of their knowledge and belief, the report fairly represents the financial condition of the insurance group in all material respects.
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
Group Solvency Self-Assessment (“GSSA”). The Group Rules require the board of the parent company of the insurance group (the “Parent Board”) to establish written solvency self-assessment procedures for the group that factors in all the reasonably foreseeable material risks. Such procedures must be conducted annually and after any significant change in the business activities or risk profile of the group self-assessments on the quality and quantity of the capital required to adequately cover the risks to which the insurance group is exposed and to support the group’s current and planned activities. Such procedures must also be an integral part of the group’s risk management framework and be reviewed and evaluated (and to the extent necessary, updated) on an annual basis by the Parent Board to reflect changes in the risk management framework, risk tolerance, business strategy and lines of business or activities of the group, as well as changes in market conditions. The procedures must, among other things, be forward-looking and demonstrate consideration of the relationship among risk management, the quality and quantity of capital resources, the impact of risk mitigation techniques and diversification and correlation effects between material risks. The procedures must reflect the group’s risk tolerance and overall business strategy and link the group’s risk tolerance to exposure limits and set forth the process through which breaches of exposure limits must be addressed. The procedures must include appropriate stress and scenario testing to determine the group’s ability to manage its business with appropriate levels of capital under conditions of severe but plausible stress and contingency plans to restore capital to adequate levels after an adverse event. The procedures must also be documented, readily available for supervisory review and maintained by the parent company or the Designated Insurer and/or the Designated Holding Company (as applicable) in a form readily accessible to the BMA for a period of five years.
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

Additionally, an insurance group must ensure that the value of the insurance group’s total statutory economic capital and surplus (as calculated in accordance with economic balance sheet principles pursuant to Schedule XIV) exceeds the aggregate of (a) the MSM of each qualifying member of the group controlled by the parent company and (b) the MSM of each member of the group that is significantly under the influence of (but not controlled by) the parent company multiplied by the parent company’s percentage shareholding in that member (as aggregated, the “Group MSM”). A member is a qualifying member of the insurance group if it is subject to solvency requirements in the jurisdiction in which it is registered. “Control” and “significant influence” shall be determined in accordance with either U.S. GAAP, which is used to prepare the insurance group’s financial statements.
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
Eligible Capital. To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 3B insurer is required to disclose the makeup of its capital in accordance with the ’3-tiered eligible capital system’. The Designated Insurer of an insurance group and/or the Designated Holding Company (as applicable) is similarly required to disclose the makeup of the group’s capital in accordance with the 3-tiered eligible capital system, so that the BMA may assess the quality of the insurance group’s resources. Under this system, all of the insurer’s or insurance group’s, as applicable, capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 3B insurer’s MSM, ECR and TCL or the Group MSM and Group ECR, as applicable.
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
Cyber Risk Code of Conduct. The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance market place providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer (“CISO”). The role of the CISO is to deliver the operational cyber risk management program.
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
Recovery Planning. The BMA may require commercial insurers and insurance groups to prepare a recovery plan. A recovery plan is defined as a plan developed by an insurer or insurance group and maintained by the insurer or designated insurer, that identifies, in advance, options to restore the financial position and viability of an insurer or insurance group should that insurer or insurance group come under severe stress. In determining whether an insurer or insurance group shall be required to prepare a recovery plan, the BMA shall have regard to any or all of the following: (i) whether the insurer or insurance group carries on domestic business; (ii) whether the insurer or insurance group has a three-year rolling average total assets of at least $10 billion; (iii) whether the insurer or the insurance group or member has a three-year rolling average total gross written premiums of at least $5 billion; and (iv) whether the insurer or insurance group is subject to enhanced supervisory monitoring by the BMA or any relevant supervisory authority. The BMA shall also take into account the nature, scale and complexity of the insurance business conducted by the insurer or insurance group. Where a recovery plan is required, the insurer, Designated Insurer, or Designated Holding Company, as applicable, must provide, or ensure that the insurance group provides, a recovery plan containing prescribed components and any information or documentation the BMA considers appropriate. The scope, content, and level of detail of the recovery plan will depend on factors such as the class of registration, size or market share, external and internal interconnectedness, complexity, business model, risk profile, substitutability, and cross-border activities of the insurer or insurance group. Physical and electronic copies of the recovery plan must be maintained at the head office in Bermuda. In line with the recovery planning framework set out above, and following the commencement of Group supervision, the BMA has requested that we develop a Group Recovery Plan during the first half of 2026.
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
Any person who contravenes the Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days (as applicable) has elapsed is guilty of an offence and liable to a fine of $25,000 on summary conviction.
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
a.include such number of independent directors without executive responsibility for the management of the business of the group as the board considers appropriate, subject to the power of the BMA to review and require the addition of independent directors as it may deem appropriate (such independence to be determined by reference to the rules of an appointed stock exchange as defined in the Companies Act 1981) (which includes the Nasdaq Capital Market, the “appointed stock exchange”);
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
Notification by Registered Person and Designated Insurer of Change of Controllers and Officers. All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. Designated Insurers and Designated Holding Companies are required to give written notice to the BMA of the fact that a person has become or ceased to be an officer of the parent company of the insurance group or the Designated Holding Company, as applicable, within 45 days of becoming aware of such fact. An officer in relation to a registered insurer, parent company of an insurance group or Designated Holding Company means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.
Notification of Cyber Reporting Events. Every insurer is required to notify the BMA forthwith on it coming to the knowledge of the insurer, or where the insurer has reason to believe that a Cyber Reporting Event has occurred. Within 14 days of such notification the insurer must also furnish the BMA with a written report setting out all of the particulars of the Cyber Reporting Event that are available to it. A Cyber Reporting Event includes any act that results in the unauthorized access to, disruption, or misuse of electronic systems or information stored on such systems of an insurer, including breach of security leading to the loss or unlawful destruction or unauthorized disclosure of or access to such systems or information where there is a likelihood of an adverse impact to policyholders, clients or the insurer’s insurance business, or an event that has occurred for which notice is required to be provided to a regulatory body or government agency.
Notification of Certain Events. A Designated Insurer and/or Designated Holding Company (as applicable) must immediately notify the BMA upon reaching a view that there is a likelihood of the insurance group or any member of the group becoming insolvent (i.e. breaching a regulatory capital requirement applicable to the insurance group or any member) or if the Designated Insurer and/or the Designated Holding Company (as applicable) knows or has reason to believe that a reportable “event” has occurred. Examples of a reportable “event” include a failure by the insurance group or any member of the group to comply substantially with a requirement imposed upon it under the Group Rules relating to its solvency position, governance and risk management or supervisory reporting and disclosures; failure by the Designated Insurer and/or the Designated Holding Company (as applicable) to comply (or facilitate compliance by the group) with a direction given to it under the Insurance Act or the Group Rules in respect of the group or any of its members; a criminal conviction imposed upon any member of the group whether in Bermuda or abroad; material breaches of any statutory requirements by any member of the group located outside of Bermuda that could lead to supervisory or enforcement action by a competent authority; or a significant loss that is reasonably likely to cause the insurance group to be unable to comply with its Group ECR.
Within 30 days of such notification to the BMA, the Designated Insurer and/or the Designated Holding Company (as applicable) must furnish the BMA with a written report setting out all the particulars of the case that are available to it and within 45 days it must furnish a group capital and solvency return that reflects the Group ECR that has been prepared using post-loss data and unaudited financial statements for such period as the BMA shall require together with a declaration of solvency in respect of those statements.
The Designated Insurer and/or the Designated Holding Company (as applicable) must also notify the BMA in writing within 14 days of becoming aware that a requirement of the Group Rules conflicts with the laws of another jurisdiction where a member of the insurance group operates.

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
Notification of Material Changes. All registered insurers are required to serve on the BMA a notice in writing of their intention to effect a material change within the meaning of the Insurance Act. A Designated Insurer or Designated Holding Company, as applicable, is required to serve on the BMA a notice in writing where a member of its insurance group that is within Bermuda intends to effect an amalgamation with, acquisition of or merger with another firm, and a Designated Insurer or Designated Holding Company, as applicable, must notify the BMA of any other material change given effect to by a member of the group within 30 days of such material change taking effect. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.
No registered insurer shall take any steps to give effect to a material change, and no member of an insurance group within Bermuda shall effect an amalgamation with, acquisition of or merger with another firm, unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.
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
Contraventions by Designated Insurers. If it appears to the BMA that a Designated Insurer is in breach of any provision of the Insurance Act or the Group Rules, the BMA may give the Designated Insurer such directions as appear to the BMA to be desirable for safeguarding the interests of policyholders and potential policyholders of the insurance group.
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
Beneficial Ownership Act 2025. Bermuda enacted the Beneficial Ownership Act 2025 on November 3, 2025 (the “BO Act”) requiring certain legal persons in Bermuda to identify beneficial owners and maintain a beneficial ownership register. For so long as our shares are listed on an “appointed stock exchange” (which includes the Nasdaq Capital Market), we will be exempted from the requirements of the BO Act, save for the requirement to confirm our exempted status with the Registrar of Companies in Bermuda (the “Registrar”) and file with the Registrar proof of that exemption.
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
Corporate Income Tax Act. Bermuda enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 percent of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. The Company and IGI Bermuda do not expect to fall within the scope of the CIT Act before 2027, subject to the revenue thresholds being met in 2025 and 2026.
UK Regulatory Framework
General. UK insurance companies are authorized and regulated by the PRA and the FCA. The PRA is responsible for the prudential regulation of banks, building societies, credit unions, insurers and major investment firms and the FCA is responsible for the prudential regulation of all other firms and the conduct of business regulation of all authorized financial services firms. A subsidiary of IGI, IGI UK, is authorized by the PRA to effect and carry out (re)insurance contracts in the UK in all classes of general (non-life) business and is regulated by both the PRA and the FCA.

Following Brexit, the UK began a process of “onshoring” EU legislation whereby the UK replicated EU law in UK legislation and regulation and then amended it so that it would be operationally effective following the end of the Brexit transition period on December 31, 2020. As an automatic consequence of the UK’s departure from the EU’s single market, passporting rights to and from the UK ended at the end of the transition period. Passporting is the exercise of the right available to a firm authorized in one EEA member state to carry on certain activities covered by an EU single market directive in another EEA member state, on the basis of its home state authorization. For firms based in the UK, this meant the loss of access to EU markets. As of the end of the transition period, IGI UK has lost its passporting rights in the EU, such that it can no longer write insurance business in European Economic Area (“EEA”) countries under the “freedom of services” regime or write insurance business through a place of business in an EEA member state under the “freedom of establishment” regime using the rights contained in the European Council’s Solvency II Directive. In addition, in June 2021 IGI acquired an EU insurance operation in Malta, which enables IGI to pursue business in the EU.
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
The onshored Solvency II measure of available capital (“Own Funds”) uses UK GAAP shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under onshored Solvency II. The primary adjustments reflect the fact that onshored Solvency II is based on the principle of an economic balance sheet — outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the onshored Solvency II and UK GAAP basis is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).
The onshored Solvency II measure of required capital, the SCR, is calibrated using the Value at Risk (“VaR”) of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year year period, with a minimum of £3.5 million. IGI UK has chosen the onshored Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.
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
IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 49% and 76% in 2024 and 2023, respectively. IGI UK’s draft financial statements for the year ended December 31, 2025 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 68%.
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
DFSA
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
IGI Labuan is licensed to issue Labuan law-governed policies, including Islamic law-compliant re-takaful policies. IGI Labuan obtained the approval of the Labuan FSA to engage the Labuan FSA’s Shariah Supervisory Council as its internal Shariah advisory board, which is permitted under the Directive on Islamic Financial Business in Labuan International Offshore Financial Center.
MFSA requirements
Following its acquisition in June 2021, IGI Europe is subject to regulation by the MFSA. The Solvency Capital Requirement (SCR) for IGI Europe is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.
The Solvency II measure of required capital, the SCR, is calibrated using the VaR of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €4.0 million. IGI Europe has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.
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

IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s draft financial statements for the year ended December 31, 2025 also reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 83%.
Jordan
Our subsidiary, IGI Underwriting, which is based in Amman, Jordan, is subject to regulation of the Insurance Supervision Department of Central Bank of Jordan. The Insurance Supervision Department replaced the Insurance Commission of Jordan pursuant to the restructuring of Institutions and Government Departments Law No 17 of 2014, Article D. The Central Bank of Jordan assumed the role of insurance supervisor and regulator from the Ministry of Industry, Trade and supply in June 2021 following the enactment of the Insurance Regulatory Law No 12 of 2021 and an insurance supervision department was established thereafter. IGI Underwriting is licensed in Jordan under Instruction No. (4) of 2010 “Instructions of Licensing and Regulating the Business & Responsibilities of the Coverholder”. As a licensed offshore entity, IGI Underwriting is required to update certain information with the Insurance Supervision Department annually to renew its license.
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

In addition, it is not unusual for commercial insurers to engage in disputes with reinsurers regarding the contractual obligations of such reinsurers. Reinsurance is an important risk mitigation measure because it enables us to cede portions of our underwriting risk to others. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay for losses insured under the policies they issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of December 31, 2025, the amount owed to us from our reinsurers for paid claims was approximately $7.4 million and the portion of our case reserves due from reinsurers was approximately $135.6 million. In some cases, there can be disputes with reinsurers over their contractual obligations and their understanding of our maximum liability for the underlying insurance policy which is being reinsured. Insurers can seek to avoid reinsurance policies for a variety of reasons, including allegations that they did not appreciate our maximum liability. In some cases, these disputes and disagreements can result in arbitration or even litigation, initiated in some cases by us and in some cases by our reinsurers.
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
Provides management, underwriting & operational support and acts as a service vehicle for IGI Group
Founded: 2002
Regulator: Jordan Insurance Directorate
International General Insurance Co Ltd (IGI Bermuda)
Bermuda
Group main underwriting entity
Founded: 2007
Regulator: Bermuda Monitory Authority
Rating: A.M. Best: A (Stable outlook) , S&P A (Stable outlook)
North Star Underwriting Limited (NSUL)
UK
Specialist underwriting agency
Acquired in 2009 (majority in 2007)
Regulator: Financial Conduct Authority
International General Insurance Company (UK) Limited
UK
Underwriting entity
Founded: 2009 , authorized 2011
Regulator: Financial Conduct Authority and Prudential Regulation Authority
Rating: A.M. Best: A (Stable outlook) , S&P A (Stable outlook)
International General Insurance Company (Europe) Ltd.
Malta
Underwriting entity
Acquired: 2021
Regulator: Malta Financial Services Authority
Rating: A.M. Best: A (Stable outlook) , S&P A (Stable outlook)
International General Insurance Company (Dubai) Ltd
United Arab Emirates
Underwrites different classes of business for IGI Bermuda
Founded: 2008
Regulator: Dubai International Financial Center and Dubai Financial Services Authority
International General Insurance Co Ltd – Labuan Branch
Malaysia
Offshore capitalized underwriting branch of IGI Bermuda. Provides access to Malaysian & Far East markets.
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
In addition, we have a corporate and other segment (“Corporate and other”) which includes the activities of the Company, and which carries out certain functions, including investment management. See “Our Segments” section of Item 4., B. “Business Overview” for further details.
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
Change in fair value of derivative financial liabilities
The Company’s derivative financial liabilities included warrants and earnout shares recorded at fair value with subsequent changes in fair value recorded in the consolidated statement of income. The Company repurchased and redeemed all of its outstanding warrants in 2023, and all earnout shares had vested and were recognized in equity in 2024.
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
Other expenses
Other expenses consist mainly of aircraft operational cost and depreciation, and board meetings and other corporate expenses.
Net foreign exchange gain (loss)
Net foreign exchange gain (loss) is incurred as a result of foreign currency transactions. The currencies in which these transactions are primarily denominated are GBP, EUR and the AUD. See note 2(q) to the consolidated financial statements for further details.
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
A.Operating Results
The following section reviews IGI’s results of operations during the years ended December 31, 2025, 2024 and 2023. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated
The following table summarizes IGI’s consolidated statement of income for the years indicated:

	Year Ended December 31
	2025	2024	2023

	($) in millions, except per share information
Gross written premiums	$666.7	$700.1	$688.7
Ceded written premiums	(209.1)	(210.6)	(191.5)
Net written premiums	457.6	489.5	497.2
Net change in unearned premiums	(3.8)	(6.4)	(50.0)
Net premiums earned	453.8	483.1	447.2
Investment income	54.7	51.9	40.4
Net realized gain on investments	2.3	0.6	6.7
Net unrealized gain on investments	3.2	1.4	2.7
Change in allowance for expected credit losses on investments	0.2	—	0.4
Other revenues	2.7	2.0	1.9
Total revenues	516.9	539.0	499.3
Expenses
Net loss and loss adjustment expenses	(215.8)	(216.1)	(189.1)
Net policy acquisition expenses	(76.9)	(79.5)	(75.0)
General and administrative expenses	(97.0)	(90.4)	(78.9)
Change in allowance for expected credit losses on receivables	(0.8)	(1.5)	(2.5)
Change in fair value of derivative financial liabilities	—	(4.9)	(27.3)
Other expenses	(7.3)	(6.1)	(5.6)
Net foreign exchange gain (loss)	8.1	(8.1)	5.1
Total expenses	(389.7)	(406.6)	(373.3)
Income before tax	127.2	132.4	126.0
Income tax credit (expense)	—	2.8	(7.8)
Net income	$127.2	$135.2	$118.2
Basic earnings per share attributable to equity holders	$2.92	$3.01	$2.58
Diluted earnings per share attributable to equity holders	$2.89	$2.98	$2.55
Gross written premiums
Gross written premiums decreased 4.8% from $700.1 million in 2024 to $666.7 million in 2025. This was primarily due to an 18.2% decrease (or $37.3 million) in the specialty long-tail segment, and a 3.1% decrease (or $12.9 million) in the specialty short-tail segment, which was partially offset by a 20.1% increase (or $16.8 million) in the reinsurance segment. The decrease in gross written premiums was mainly the result of the decrease in renewed business in the long-tail and short-tail segments, particularly the non-renewal of a professional indemnity binder in the specialty long-tail segment.
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

Ceded written premiums
Ceded written premiums decreased 0.7% from $210.6 million in 2024 to $209.1 million in 2025.
Ceded written premiums increased 10.0% from $191.5 million in 2023 to $210.6 million in 2024. This increase was primarily due to higher facultative reinsurance purchases recorded under the short-tail segment.
Net change in unearned premiums
Net change in unearned premiums decreased 40.6% from expense of $6.4 million in 2024 to expense of $3.8 million in 2025. The decrease in net change in unearned premiums was attributable to the decrease in net written premiums in our long-tail and short-tail segments and the increase in ceded written premiums under our short-tail segment, both of which caused a lower level of net change in unearned premiums on a comparative basis.
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
Net premiums earned
As a result of the foregoing, net premiums earned decreased 6.1% from $483.1 million in 2024 to $453.8 million in 2025.
As a result of the foregoing, net premiums earned increased 8.0% from $447.2 million in 2023 to $483.1 million in 2024.
Net investment income

Net investment income increased from $50.2 million in 2023 and $53.9 million in 2024 to $60.4 million in 2025 as a result of the following:
Investment income
Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 5.4% from $51.9 million in 2024 to $54.7 million in 2025. This was primarily due to $3.5 million increase in interest income which was attributable to a greater amount of funds invested in fixed maturity securities available-for-sale in 2025 compared to 2024.
Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 28.5% from $40.4 million in 2023 to $51.9 million in 2024. This was primarily due to an $11.3 million increase in interest income which was attributable to the rise in interest rates in 2024 compared to 2023 along with a greater amount of funds invested in fixed maturity securities available-for-sale and bank term deposits.
Net realized gain on investments
Net realized gain on investments reflects a net gain of $2.3 million in 2025 compared to a net gain of $0.6 million in 2024. This change was primarily due to a higher realized gain on the sale of equity securities benefiting from positive market conditions in 2025.
Net realized gain on investments reflects a net gain of $0.6 million in 2024 compared to a net gain of $6.7 million in 2023. This change was primarily due to a higher realized gain on the sale of equity securities benefiting from positive market conditions in 2023.
Net unrealized gain on investments
Net unrealized gain on investments reflects a net gain of $3.2 million in 2025 compared to a net gain of $1.4 million in 2024. This change was primarily due to equity-method investments measured at fair value recording a gain of

$0.5 million in 2025 compared to a loss of $1.6 million in 2024, due to improvement in the fair value of the underlying commercial properties in 2025 compared to 2024.
Net unrealized gain on investments reflects a net gain of $1.4 million in 2024 compared to a net gain of $2.7 million in 2023. This change was primarily due to a less favorable mark to market revaluation gain recorded on equity securities during 2024 compared to 2023.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses decreased 0.1% from $216.1 million in 2024 to $215.8 million in 2025. See “Operating and Financial Review and Prospects — Reserves — Reserving Results & Development.”
IGI’s loss ratio increased by 2.9 percentage points from 44.7% for the year ended December 31, 2024 to 47.6% for the year ended December 31, 2025. This increase was primarily attributable to (1) current accident year losses of $251.6 million for the year ended December 31, 2025, compared to $253.3 million for the year ended December 31, 2024, which included higher current accident year catastrophe losses of $58.8 million or 13.0 points for the year ended December 31, 2025, compared to $44.6 million or 9.2 points for the year ended December 31, 2024, and (2) to a lesser extent a lower favorable development on loss reserves from prior accident years, which was $35.8 million or 7.9 percentage points for the year ended December 31, 2025, compared to $37.2 million or 7.7 points for the year ended December 31, 2024.
Net loss and loss adjustment expenses increased 14.3% from $189.1 million in 2023 to $216.1 million in 2024. This was primarily due to the increase in current accident year losses in all segments in 2024 compared to 2023, and to a lesser extent negatively impacted by lower favorable development on loss reserves from prior accident years.
IGI’s loss ratio increased by 2.4 percentage points from 42.3% for the year ended December 31, 2023 to 44.7% for the year ended December 31, 2024. This increase was primarily attributable to (1) higher current accident year losses of 253.3 million for the year ended December 31, 2024, compared to 228.4 million for the year ended December 31, 2023 which included a higher current accident year catastrophe losses, of $44.6 million or 9.2 points for the year ended December 31, 2024, compared to $38.3 million or 8.6 points for the year ended December 31, 2023, and (2) to a lesser extent a lower favorable development on loss reserves from prior accident years, which was $37.2 million or 7.7 percentage points for the year ended December 31, 2024, compared to $39.3 million or 8.8 points for the year ended December 31, 2023.
The tables below outline reported incurred losses on catastrophe events in the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31, 2025
	Gross Incurred Amount	Net Incurred Amount

	($ in millions)
Catastrophe Event
Taiwan Earthquakes	$9.9	$9.9
Hurricane Melissa	10.6	8.9
California Wildfires	8.7	8.5
Freeport-McMoRan Mud Rush	5.0	5.0
Bridgewater Canal Flood (January Storm)	7.1	4.3
Other	14.6	11.0
Provided during the year related to prior accident years	7.5	11.6
Total	$63.4	$59.2

	For the Year Ended December 31, 2024
	Gross Incurred Amount	Net Incurred Amount

	($ in millions)
Catastrophe Event
Taiwan Earthquake	$6.2	$6.2
UAE & Oman Floods	5.3	5.3
Southern Germany Floods	1.9	1.9
UK Flood	1.8	1.8
Djibouti Storm	2.3	1.4
Other	14.1	10.1
Provided during the year related to prior accident years	9.6	11.4
Total	$41.2	$38.1

	For the Year Ended December 31, 2023
	Gross Incurred Amount	Net Incurred Amount

	($ in millions)
Catastrophe Event
Turkey Earthquake	$10.6	$9.3
Cyclone Gabrielle	4.4	3.1
Hurricane Otis	7.5	2.5
Oman Adverse Weather Conditions	1.3	1.2
Hawaii Wildfires	1.1	1.1
Other	9.2	8.3
Provided during the year related to prior accident years	8.2	4.1
Total	$42.3	$29.6
Net policy acquisition expenses
Net policy acquisition expenses decreased 3.3% from $79.5 million in 2024 to $76.9 million in 2025. The net policy acquisition expense ratio for 2024 was 16.5% compared to 16.9% for 2025.
Net policy acquisition expenses increased 6.0% from $75.0 million in 2023 to $79.5 million in 2024. The net policy acquisition expense ratio for 2023 was 16.8% compared to 16.5% for 2024.
General and administrative expenses
General and administrative expenses increased by 7.3% from $90.4 million in 2024 to $97.0 million in 2025. This was primarily caused by higher human resources costs and IT related expenses in 2025 compared to 2024.
General and administrative expenses increased by 14.6% from $78.9 million in 2023 to $90.4 million in 2024. This was primarily caused by higher human resources costs and IT related expenses in line with the Company’s growth.

Change in allowance for expected credit losses (ECL) on receivables
Change in allowance for expected credit losses on receivables decreased from $1.5 million in 2024 to $0.8 million in 2025 due to the decrease in over 365 days due receivables which carry 100% of ECL allowance.
Change in allowance for expected credit losses on receivables decreased from $2.5 million in 2023 to $1.5 million in 2024 due to the decrease in over 365 days due receivables which carry 100% of ECL allowance.
Change in fair value of derivative financial liabilities
Change in fair value of derivative financial liabilities resulted in a loss of $27.3 million and $4.9 million in 2023 and 2024, respectively. The loss for 2023 arose from the increase in the fair value of warrants upon settlement in cash pursuant to the Company’s purchase of all of its outstanding warrants at an average purchase price of $0.95 per warrant. The loss for 2024 related to changes in the fair value of earnout shares that vested in 2024.
Other Expenses
Other expenses were $7.3 million in 2025, $6.1 million in 2024 and $5.6 million in 2023. See “Other expenses” section under “Description of Certain Income Statement Line Items” above for further details.
Net foreign exchange gain (loss)
Net foreign exchange gain for the year ended December 31, 2025 was $8.1 million compared to a loss of $8.1 million for the year ended December 31, 2024. During 2025, the Company experienced a positive currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.
Net foreign exchange loss for the year ended December 31, 2024 was $8.1 million compared to a gain of $5.1 million for the year ended December 31, 2023. During 2024, the Company experienced a negative currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.
Results of Operations — Specialty Long-tail Segment
The following table summarizes the results of operations of IGI’s specialty long-tail segment for the years indicated:

	Year Ended December 31
	2025	2024	2023

	($) in millions, unless otherwise specified
Gross written premiums	$167.1	$204.4	$226.9
Ceded written premiums	(50.1)	(68.2)	(73.9)
Net written premiums	117.0	136.2	153.0
Net change in unearned premiums	5.3	10.1	4.8
Net premiums earned (a)	122.3	146.3	157.8
Net loss and loss adjustment expenses (b)	(87.9)	(78.7)	(69.2)
Net policy acquisitions expenses (c)	(23.5)	(28.1)	(31.2)
Underwriting income	$10.9	$39.5	$57.4

Loss ratio (b)/(a) (%)	71.9%	53.8%	43.9%
Net policy acquisition expense ratio (c)/(a) (%)	19.2%	19.2%	19.8%
Gross written premiums
Gross written premiums in the specialty long-tail segment decreased 18.2% from $204.4 million in 2024 to $167.1 million in 2025. This was primarily due to the non-renewal of a professional indemnity binder in 2025.

Gross written premiums in the specialty long-tail segment decreased 9.9% from $226.9 million in 2023 to $204.4 million in 2024. This was primarily due to the decline in new business because of the Company’s cautious and selective approach driven by the softness in the market for this segment.
Ceded written premiums
Ceded written premiums in the specialty long-tail segment decreased from $68.2 million in 2024 to $50.1 million in 2025, in line with the decrease in gross written premiums.
Ceded written premiums in the specialty long-tail segment decreased from $73.9 million in 2023 to $68.2 million in 2024, in line with the decrease in gross written premiums.
Net change in unearned premiums
Net change in unearned premiums in the specialty long-tail segment decreased from income of $10.1 million in 2024 to income of $5.3 million in 2025. The decrease was in line with the decrease in net written premiums.
Net change in unearned premiums in the specialty long-tail segment increased from income of $4.8 million in 2023 to income of $10.1 million in 2024. The increase was primarily driven by our inherent defects insurance line of business, which contributed a majority of the unearned premiums released during 2024 as a result of the Company ceasing to write this business.
Net premiums earned
As a result of the foregoing, net premiums earned in the specialty long-tail segment decreased 16.4% from $146.3 million in 2024 to $122.3 million in 2025, and decreased 7.3% from $157.8 million in 2023 to $146.3 million in 2024.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the specialty long-tail segment increased by 11.7% from $78.7 million in 2024 to $87.9 million in 2025. This was primarily driven by a $24.1 million adverse movement in loss reserve development from prior accident years, reflecting a shift from favorable development in 2024 to unfavorable development in 2025, which was negatively impacted by currency revaluation movements. This was offset by a $14.9 million decrease in current accident losses on a comparative basis.
The loss ratios in the long-tail segment were 71.9% and 53.8% in 2025 and 2024, respectively. The increase in the ratio was mainly driven by a higher level of net loss and loss adjustment expenses and lower net premiums earned on a comparative basis.
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
Policy acquisition expenses
Policy acquisition expenses in the specialty long-tail segment decreased by 16.4% from $28.1 million in 2024 to $23.5 million in 2025. The net policy acquisition expense ratio for both 2025 and 2024 was 19.2%.
Policy acquisition expenses in the specialty long-tail segment decreased by 9.9% from $31.2 million in 2023 to $28.1 million in 2024. The net policy acquisition expense ratio for 2024 was 19.2% compared to 19.8% in 2023.

Results of Operations — Specialty Short-tail Segment
The following table summarizes the results of operations of IGI’s specialty short-tail segment for the years indicated:

	Year Ended December 31
	2025	2024	2023

	($) in millions, unless otherwise specified
Gross written premiums	$399.4	$412.3	$400.7
Ceded written premiums	(157.3)	(140.9)	(117.6)
Net written premiums	242.1	271.4	283.1
Net change in unearned premiums	(2.9)	(15.4)	(46.9)
Net premiums earned (a)	239.2	256.0	236.2
Net loss and loss adjustment expenses (b)	(92.4)	(103.3)	(93.1)
Net policy acquisitions expenses (c)	(42.6)	(40.5)	(36.0)
Underwriting income	$104.2	$112.2	$107.1

Loss ratio (b)/(a) (%)	38.6%	40.4%	39.4%
Net policy acquisition expense ratio (c)/(a) (%)	17.8%	15.8%	15.2%
Gross written premiums
Gross written premiums in the specialty short-tail segment decreased by 3.1% from $412.3 million in 2024 to $399.4 million in 2025. This was primarily due to the decrease in renewed and new business in 2025 compared to 2024, which was due to softening market conditions.
Gross written premiums in the specialty short-tail segment increased by 2.9% from $400.7 million in 2023 to $412.3 million in 2024. This was primarily due to the growth in gross written premiums in most of the business lines in this segment.
Ceded written premiums
Ceded written premiums in the specialty short-tail segment increased by 11.6% from $140.9 million in 2024 to $157.3 million in 2025. This increase was primarily due to higher facultative reinsurance purchases recorded.
Ceded written premiums in the specialty short-tail segment increased by 19.8% from $117.6 million in 2023 to $140.9 million in 2024. This increase was primarily due to higher facultative reinsurance purchases recorded.
Net change in unearned premiums
Net change in unearned premiums decreased from an expense of $15.4 million in 2024 to an expense of $2.9 million in 2025. This decrease was attributable to the decrease in gross written premiums along with a higher level of reinsurance ceded premiums under the short-tail segment on a comparative basis causing a lower level of change in unearned premiums on a net basis.
Net change in unearned premiums decreased from an expense of $46.9 million in 2023 to an expense of $15.4 million in 2024. This decrease was attributable to a higher level of reinsurance ceded premiums under the short-tail segment on a comparative basis causing a lower level of change in unearned premiums on a net basis.
Net premiums earned
As a result of the foregoing, net premiums earned in the specialty short-tail segment decreased 6.6% from $256.0 million in 2024 to $239.2 million in 2025 and increased 8.4% from $236.2 million in 2023 to $256.0 million in 2024.

Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the specialty short-tail segment decreased by 10.6% from $103.3 million in 2024 to $92.4 million in 2025. This was primarily due to $18.2 million of higher favorable development on loss reserves from prior accident years (mainly the 2024 accident year), offset by a $7.3 million increase in current accident year losses in 2025 compared to 2024.
Net loss and loss adjustment expenses in the specialty short-tail segment increased by 11.0% from $93.1 million in 2023 to $103.3 million in 2024. This was primarily due to a $12.6 million increase in current accident losses, offset by $2.4 million of higher favorable development on loss reserves from prior accident years in 2024 compared to 2023.
The short-tail segment loss ratio decreased by 1.8 percentage points to 38.6% for the year ended December 31, 2025 as compared to 40.4% during the year ended December 31, 2024. The decrease in the loss ratio was mainly driven by lower loss and loss adjustment expenses on a comparative basis.
The short-tail segment loss ratio increased by 1.0 percentage points to 40.4% for the year ended December 31, 2024 as compared to 39.4% during the year ended December 31, 2023. The increase in the loss ratio was mainly driven by higher net premiums earned on a comparative basis.
Net policy acquisition expenses
Policy acquisition expenses in the specialty short-tail segment increased by 5.2% from $40.5 million in 2024 to $42.6 million in 2025 which was mainly driven by softening market conditions. The net policy acquisition expense ratio for 2025 was 17.8% compared to 15.8% in 2024.
Policy acquisition expenses in the specialty short-tail segment increased by 12.5% from $36.0 million in 2023 to $40.5 million in 2024 in line with the growth in premiums written. The net policy acquisition expense ratio for 2024 was 15.8% compared to 15.2% in 2023.
Results of Operations — Reinsurance Segment
The following table summarizes the results of operations of IGI’s reinsurance segment for the years indicated:

	Year Ended December 31
	2025	2024	2023

	($) in millions, unless otherwise specified
Gross written premiums	$100.2	$83.4	$61.1
Ceded written premiums	(1.7)	(1.5)	-
Net written premiums	98.5	81.9	61.1
Net change in unearned premiums	(6.2)	(1.1)	(7.9)
Net premiums earned (a)	92.3	80.8	53.2
Net loss and loss adjustment expenses (b)	(35.5)	(34.1)	(26.8)
Net policy acquisitions expenses (c)	(10.8)	(10.9)	(7.8)
Underwriting income	$46.0	$35.8	$18.6

Loss ratio (b)/(a) (%)	38.5%	42.2%	50.4%
Net policy acquisition expense ratio (c)/(a) (%)	11.7%	13.5%	14.7%

Gross written premiums
Gross written premiums in the reinsurance segment increased 20.1% from $83.4 million in 2024 to $100.2 million in 2025, benefitting from growth in both new business premiums and renewal premiums under proportional and non-

proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 2.1%.
Gross written premiums in the reinsurance segment increased 36.5% from $61.1 million in 2023 to $83.4 million in 2024, benefitting from growth in both new business premiums and renewal premiums under proportional and non-proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 4.9%.
Net change in unearned premiums
Net change in unearned premiums in the reinsurance segment increased from an expense of $1.1 million in 2024 to an expense of $6.2 million in 2025, which was in line with the increase in net written premiums on a comparative basis.
Net change in unearned premiums in the reinsurance segment decreased from an expense of $7.9 million in 2023 to an expense of $1.1 million in 2024. Of the $20.8 million increase in net written premiums in this segment, 69.2% of the increase was related to the business incepted in the first half of 2024, which carried lower unearned premiums expense as of the year end 2024.
Net premiums earned
As a result of the foregoing, net premiums earned in the reinsurance segment increased 14.2% from $80.8 million in 2024 to $92.3 million in 2025, and increased 51.9% from $53.2 million in 2023 to $80.8 million in 2024.
Net loss and loss adjustment expenses
Net loss and loss adjustment expenses in the reinsurance segment increased 4.1% from $34.1 million in 2024 to $35.5 million in 2025. This was primarily due to the increase in current accident year losses of $5.9 million on a comparative basis. The increase in current year losses was partially offset by $4.5 million of higher favorable development on loss reserves from prior accident years in 2025 compared to 2024.
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
Loss ratios for the reinsurance segment for the three years ended December 31, 2025, 2024 and 2023 were 38.5%. 42.2% and 50.4%, respectively. The decrease in the loss ratios for the reinsurance segment in 2025 and 2024 was mainly driven by the increase in net premiums earned being higher than the increase in net loss and loss adjustment expenses on a comparative basis.
Net policy acquisition expenses
Net policy acquisition expenses in the reinsurance segment decreased by 0.9% from $10.9 million in 2024 to $10.8 million in 2025. The net policy acquisition expense ratio for 2025 was 11.7% compared to 13.5% for 2024. The decrease in the net policy acquisition expense ratio was primarily attributable to growth in net premiums earned.
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

	Year Ended December 31
	2025	2024	2023

	($) in millions, unless otherwise specified
Net income for the year	$127.2	$135.2	$118.2
Reconciling items between net income for the year and core operating income:
Net realized (gain) on investments	(2.3)	(0.6)	(6.7)
Tax impact of net realized (gain) on investments(1)	0.2	—	—
Net unrealized (gain) on investments	(3.2)	(1.4)	(2.7)
Tax impact of net unrealized (gain) on investments(1)	0.3	—	0.1
Change in allowance for expected credit losses on investments	(0.2)	—	(0.4)
Tax impact of change in allowance for expected credit losses on investments(1)	—	—	—
Change in fair value of derivative financial liabilities	—	4.9	27.3
Expenses related to conversion of warrants in cash(2)	—	—	1.9
Net foreign exchange (gain) loss	(8.1)	8.1	(5.1)
Tax impact of net foreign exchange (gain) loss(1)	1.0	(1.4)	1.2
Core operating income	$114.9	$144.8	$133.8
Average shareholders’ equity(3)	$682.5	$597.6	$475.7
Return on average equity (%)(4)	18.6%	22.6%	24.8%
Core operating return on average equity (%)(5)	16.8%	24.2%	28.1%
Basic core operating earnings per share ($)(6)	$2.63	$3.23	$2.92
Diluted core operating earnings per share ($)(6)	$2.61	$3.19	$2.88

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
(6)Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares diluted as follows:

	Year Ended December 31
	2025	2024	2023
($) in millions, except per share information and number of shares as indicated below
Core operating income for the year	$114.9	$144.8	$133.8
Minus: Core operating income attributable to earnout shares	—	1.5	8.5
Minus: Dividends attributable to restricted share awards	0.9	0.6	—
Core operating income for the period attributable to common shareholders (a)	$114.0	$142.7	$125.3
Weighted average number of shares – basic (in millions of shares) (b)	43.3	44.2	42.9
Weighted average number of shares – diluted (in millions of shares) (c)	43.7	44.7	43.5
Basic core operating earnings per share ($) (a/b)	$2.63	$3.23	$2.92
Diluted core operating earnings per share ($) (a/c)	$2.61	$3.19	$2.88
B.Liquidity and Capital Resources
Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.
As of December 31, 2025, our cash and cash equivalents totaled $186.2 million with short-term investments amounting to $31.2 million, providing available short-term liquidity of $217.4 million. Our entire balance of cash and cash equivalents, as well as our short-term investments, were held by subsidiaries outside the U.S., primarily in Bermuda, the UK, Malta and Malaysia. These funds are mainly utilized to support the on-going liquidity needs of these subsidiaries outside the United States and, to some extent, to fund the share repurchase program and dividend distributions by the Company. Since the SEC registrant and parent company is incorporated in Bermuda, and all of its subsidiaries are organized and based outside the U.S., the Company has no need or plans to repatriate cash to the United States.
The Company is indefinitely reinvesting its funds held in foreign jurisdictions outside of the U.S. While the Company has no subsidiaries in the United States and has no plans to repatriate funds to the U.S., if any of its funds are ever in the future repatriated to the U.S., or used for U.S. operations, certain amounts could be subject to tax. Due to the uncertainty regarding the timing and circumstances of repatriation of any such earnings, if any, it is not practicable at this time to quantify the amount of tax that would be payable in connection with such repatriation
We have not historically incurred debt. As of December 31, 2025, we had $5.6 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements. As of December 31, 2024, we had $5.1 million of letters of credit. In addition, as of December 31, 2025 and 2024, we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices in the UK.
Our current arrangements with bankers for the issue of letters of credit require us to provide collateral in the form of investments whereby the issued letters of credit do not exceed 70% of the collateralized investment. As at December 31, 2025 and 2024, these investments amounted to $5.0 million and $7.3 million, respectively. We do not consider that this unduly restricts our liquidity at this time.
In 2021, we signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an aggregate amount of $1.25 million in five installments over five years to support cancer research projects. During 2025, we paid the last installment of $0.25 million.

We have historically paid regular dividends to our shareholders. In March, May, August and November 2023, we declared dividends of $0.01 per share, respectively. In March 2024, we declared dividends of $0.51 per share, and in May, August and November 2024, we declared dividends of $0.025 per share, respectively. In March 2025, we declared dividends of $0.875 per share, and in May, August and December 2025, we declared dividends of $0.05 per share, respectively.
Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the BMA in Bermuda, by the FCA and the PRA in the UK, and by the MFSA in Malta. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.
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
Cash flows
IGI has three main sources of cash flows: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities is provided in the following table:

	Year Ended December 31
	2025	2024	2023

	($) in millions
Net cash flows from operating activities	$108.1	$209.5	$196.6
Net cash flows from (used in) investing activities	36.0	(186.6)	(90.4)
Net cash flows used in financing activities	(107.5)	(49.7)	(49.1)
Change in cash and cash equivalents	$36.6	$(26.8)	$57.1
Net cash flows from operating activities
Net cash flows from operating activities decreased from net cash inflow of $209.5 million for the year ended December 31, 2024 compared to net cash inflow of $108.1 million for the year ended December 31, 2025. This decrease was primarily due to the higher level of net claim payments compared to 2024.
Net cash flows from operating activities increased from net cash inflow of $196.6 million for the year ended December 31, 2023 compared to net cash inflow of $209.5 million for the year ended December 31, 2024. This increase was primarily due to the higher level of net premiums written in excess of net claim payments and acquisition costs paid.
Net cash flows from (used in) investing activities
Net cash flows used in investing activities decreased from net cash outflow of $186.6 million for the year ended December 31, 2024 to net cash inflow of $36.0 million for the year ended December 31, 2025. This was primarily due to a reduction in term deposits and short‑term investments, which were utilized to fund the purchase of fixed‑income bonds and to support operational cash requirements amid higher claims payments.

Net cash flows used in investing activities increased from net cash outflow of $90.4 million for the year ended December 31, 2023 to net cash outflow of $186.6 million for the year ended December 31, 2024. This was primarily due to the decrease in the term deposits and short-term investments combined, which were supported by higher purchases of fixed maturity securities available-for-sale.
Net cash flows used in financing activities
Net cash flows used in financing activities increased from a net cash outflow of $49.7 million for the year ended December 31, 2024 to a net cash outflow of $107.5 million for the year ended December 31, 2025. The cash outflow from financing activities in the year ended December 31, 2025 included a dividend payment of $46.2 million, and the repurchase of common shares under our share repurchase program of $61.9 million.
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
Ratings
In November 2021, A.M. Best reaffirmed the ratings of our insurance subsidiaries (IGI Bermuda, IGI UK and IGI Europe) with an “A” (Excellent)/Stable. This rating reflects A.M. Best’s view of our financial strength, underwriting performance and ability to meet obligations to policyholders. In November 2024 and November 2025, A.M. Best reaffirmed our rating with an “A” (Excellent)/Stable.
In October 2025, S&P upgraded the Company’s financial strength rating to “A” from “A-” with a stable outlook.
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
IGI Bermuda is registered as a class 3B insurer by the BMA. A corporate body is registrable as a class 3B insurer where (i) 50% or more of its net premiums written, or (ii) 50% or more of its net loss and loss expense provisions, represent unrelated business and its total net premiums written from unrelated business are $50 million or more. IGI Bermuda generated net written premiums of $457.6 million, $489.5 million, and $497.2 million in 2025, 2024 and 2023, respectively.
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

As such, the MSM required of IGI Bermuda     was $70.0 million, $71.7 million and $65.0 million, in each of 2025, 2024 and 2023, respectively.
The BMA also requires Class 3B insurers to maintain an additional amount of statutory capital and surplus equal to, or in excess of its ECR, which is established by reference to either the BSCR model or an approved internal capital model. IGI Bermuda’s ECR was $280.0 million, $286.8 million and $260.0 million in each of 2025, 2024 and 2023, respectively.
While not specifically referred to in the Insurance Act (or required thereunder), the BMA expects Class 3B insurers to hold capital at least equal to the target capital level (“TCL”). IGI Bermuda’s TCL was $336.0 million, $344.2 million and $312.0 million in each of 2025, 2024 and 2023, respectively.
IGI Bermuda’s 2025 draft statutory financial statements, and 2024 and 2023 audited statutory financial statements submitted to the BMA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI’s actual statutory capital surplus, which exceeded the BMA’s requirements and was 245%, 227% and 211% in 2025, 2024 and 2023, respectively:

	Year Ended December 31
	2025*	2024*	2023

	($) in millions, unless otherwise specified
BMA regulatory requirements
Minimum Margin of Solvency (MSM)	$70.0	$71.7	$65.0
Enhanced Capital Requirement (ECR)	280.0	286.8	260.0
Target Capital Level (TCL)	336.0	344.2	312.0

IGI Bermuda’s statutory capital and surplus	$684.9	$649.7	$548.7
Bermuda Solvency Capital Requirement Ratio (%)	245%	227%	211%
Headroom over TCL	$348.9	$305.5	$236.7
*The 2025 and 2024 figures are based on IGI Bermuda’s draft statutory financial statements.

PRA requirements
IGI UK is subject to regulation by the FCA and the PRA. The Solvency Capital Requirement (“SCR”) for IGI UK is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.
The Solvency II measure of available capital (“Own Funds”) uses UK GAAP shareholders’ funds as a starting point and applies a number of specific adjustments prescribed under Solvency II. The primary adjustments reflect the fact that Solvency II is based on the principle of an economic balance sheet — outstanding reserves and associated reinsurance recoverables being considered on a discounted best-estimate basis. A full reconciliation between the Solvency II and UK GAAP basis is provided in the annual Solvency & Financial Condition Report published on IGI’s website (www.iginsure.com).
The Solvency II measure of required capital, the SCR, is calibrated using the VaR of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of £3.5 million. IGI UK has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.
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
IGI UK’s audited statutory financial statements submitted to the PRA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 49% and 76% in 2024 and 2023, respectively. IGI UK’s draft financial statements for the year ended December 31, 2025 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI UK’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 68%.
MFSA requirements
IGI Europe is subject to regulation by the MFSA. The SCR for IGI Europe is governed by the Solvency II regime which sets rules governing the level and quality of capital held by an insurer and the capital requirements applicable to that firm.
The Solvency II measure of required capital, the SCR, is calibrated using the VaR of the basic own funds of an insurance or reinsurance undertaking subject to a confidence level of 99.5% over a one-year period, with a minimum of €4.0 million. IGI Europe has chosen the Solvency II Standard Formula (the “Standard Formula”) method to calculate its SCR.
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
IGI Europe’s audited statutory financial statements submitted to the MFSA reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus. IGI Europe’s draft financial statements for the year ended December 31, 2025 and audited financial statements for the years ended December 31, 2024 and 2023 reflect the foregoing capital adequacy and solvency margin requirements, as well as IGI Europe’s actual statutory capital surplus, which exceeded Solvency II regulatory requirements by 83%, 157% and 158% for the years ended December 31, 2025, 2024 and 2023, respectively.
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
In 2025, we managed most of our investment portfolio in-house, with the exception of approximately $25.3 million which was managed by a third-party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee established by our management and routinely monitors the portfolio to ensure that these parameters are met.
The fair value of our investments and cash and cash equivalents as of December 31, 2025 and 2024 was as follows:

	Fair Value
Asset Description	December 31, 2025	December 31, 2024

Fixed income securities	$1,066.3	$1,004.1
Fixed and call deposits	152.0	190.4
Cash at banks and held with investment managers	65.4	55.0
Equities	20.9	29.0
Real estate	2.4	1.9
Mutual funds	13.7	12.3
Total	$1,320.7	$1,292.7

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2025:

Rating Grade	Bonds	Unquoted Bonds	Total

	($) in millions
AAA	$16.9	-	$16.9
AA	276.0	-	276.0
A	646.6	-	646.6
BBB	123.0	-	123.0
BB	1.7	-	1.7
Not Rated	0.1	2.0	2.1
Total	$1,064.3	$2.0	$1,066.3
The following table summarizes our investment results as of December 31, 2025, 2024 and 2023:

	Year Ended December 31
	2025	2024	2023

	($) in millions, unless otherwise specified
Average investments(1)	$1,292.3	$1,215.2	$1,029.1
Investment income(2)	54.7	51.9	40.4
Investment yield (%)(3)	4.2%	4.3%	3.9%
(1)Includes investments and cash and cash equivalents. The average balance represents the average month end fair value balances of total investments and cash and cash equivalents in each reporting period.
(2)Represents interest and dividend income, net of investment custodian fees and other investment expenses.
(3)Represents investment income divided by average investments.
For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index:

	As of December 31
	2025	2024	2023

	%
Barclays US Aggregate Bond Index	3.0	2.9	2.7
The cost and carrying value of our fixed-maturity investments as of December 31, 2025 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2025
	Cost	Carrying Value

	($) in millions

2026	$167.9	$165.5
2027	94.9	94.8
2028	140.1	142.1
2029	174.7	177.2
2030	96.5	98.6
2031	80.3	80.5
2032	33.2	33.6
2033	25.1	25.8
2034	55.4	58.6
2035	109.2	112.6
After 2035	84.2	77.0
Total	$1,061.5	$1,066.3
Reinsurance
We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses and limiting volatility in underwriting performance. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:
•We purchase property, onshore energy and engineering reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2025. Our per risk reinsurance covers losses in respect of property and engineering from an entry point of $10.0 million up to $50.0 million PML. PML error coverage is purchased beyond the aforementioned limits for a further $25 million. Reinsurance based on PML sets coverage limits and premiums by estimating the maximum loss expected from a single event, rather than the total policy value. This risk management tool allows insurers to align treaty capacity with realistic disaster scenarios versus basing retention on full sums insured.
Meanwhile in respect of onshore energy, we purchase per risk reinsurance from an entry point of $12.5 million up to $50.0 million PML. Our International catastrophe reinsurance purchase is $65.0 million PML with a reinstatable limit above an entry point of $15.0 million PML, whilst in respect of US business we purchase catastrophe reinsurance of $45.0 million PML above an entry point of $15.0 million PML.
•We purchase offshore energy reinsurance to reduce our exposure to large losses. As of July 1, 2025, our maximum platform exposure was $75.0 million PML. Our offshore reinsurance protection has an entry point of $10.0 million PML and provides coverage up to a further $65.0 million PML.
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
Reinsurance Recoverables
At December 31, 2025, approximately 93.1% of IGI’s reinsurance recoverables on unpaid and paid losses (not including ceded unearned premiums) of $233.6 million were due from carriers which had a “A-” or higher rating from a major rating agency. The largest reinsurance recoverables from any one carrier was approximately 9.7% of total shareholders’ equity available to IGI at December 31, 2025.
The following table shows credit ratings of our top 5 reinsurers as of December 31, 2025, and the unpaid and paid reinsurance recoverable from such reinsurers as of both December 31, 2025 and 2024 (dollars in millions):

Reinsurer rating	Percentage of total reinsurance recoverables	Reinsurance recoverables at December 31, 2025	Reinsurance recoverables at December 31, 2024
A+	29.4%	$68.6	$48.5
A++	8.3%	19.5	20.1
A+	8.2%	19.2	19.1
A-	5.8%	13.6	5.5
A	5.6%	13.1	6.0
Total		$134.0	$99.2
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
The aim of the bridging process is to restate trended and developed experience for each past year as if it were the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This calculation involves:
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
Reserves for outward reinsurance recoveries on estimated IBNR claims are determined by the application of reinsurance recovery (“RI”) ratios to the estimated gross IBNRs. This process is undertaken by line of business and by year. The derivation of the RI ratio considers each type of reinsurance (Facultative, Proportional Treaty and Excess of Loss Treaty) separately. Broadly speaking, estimates of the RI ratio develop over time, commencing at the business plan assumption (for each reinsurance type) and ending-up as the ratios experienced. Between these times, an approximate subdivision of IBNR is made between pure IBNR and IBNER. The RI ratio applicable to pure IBNR being the business plan assumption and to the IBNER being a judgmental selection based on the ratio currently experienced.
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
The following table provides a reconciliation of the beginning of year and end of year reserves for the financial years 2023 to 2025 and demonstrates the reserve surplus and deficiencies recognized over this year.
IGI Booked Reserves

	Year Ended December 31
($) in millions	2025	2024	2023
Net reserve for unpaid loss and loss adjustment expenses beginning of year	$580.6	$499.9	$447.4
Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	251.6	253.3	228.4
Previous accident years	(35.8)	(37.2)	(39.3)
Total	796.4	716.0	636.5
Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(36.1)	(21.6)	(25.8)
Previous accident years	(188.1)	(113.8)	(110.8)
Total	(224.2)	(135.4)	(136.6)
Reserve for unpaid loss and loss adjustment expenses at end of period	798.3	794.2	712.1
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(226.1)	(213.6)	(212.2)
Net reserve for unpaid loss and loss adjustment expenses at end of the year	$572.2	$580.6	$499.9
The following table sets out our claims reserving provisions including ULAE as of December 31, 2025 and 2024:
Change in Case Reserves, IBNR and ULAE

($) in millions	As of December 31, 2025	As of December 31, 2024	Difference
Gross Reported Case Reserve	$414.0	$369.9	$44.1
Reinsurance Reported Case Reserve	(135.3)	(113.0)	(22.3)
Net Reported Case Reserve	278.7	256.9	21.8
Net IBNR Reserves & ULAE	293.5	323.7	(30.2)
Net reserve for unpaid loss and loss adjustment expenses	$572.2	$580.6	$(8.4)
For the year ended December 31, 2024, the net loss and loss adjustment expenses were $216.1 million, which reflect $253.3 million for current accident year 2024 offset by $37.2 million of favorable development for accident years 2023 and prior. The favorable development in prior years’ losses is split between $19.3 million for the short-tail business, $12.0 million for the long-tail business and $5.9 million for the reinsurance business, which is driven by consistent favorable claims experience in prior years.

For the year ended December 31, 2025, the net loss and loss adjustment expenses were $215.8 million, which reflect $251.6 million for current accident year 2025 offset by $35.8 million of favorable development for accident years 2024 and prior. The favorable development in prior years’ losses is split between $37.5 million for the short-tail business and $10.4 million for the reinsurance business driven by consistent favorable claims experience, partially offset by $12.1 million of unfavorable development on the long-tail business driven by unfavorable experience on the Professional Lines of business.
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
The table below indicates that during each of the years ended December 31, 2025, 2024 and 2023, IGI has recorded reserving releases (item (C)).
Increases in Reserves/Decreases in Reserves: The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:
•An increase in the volume of business written;
•A change in the mix of business written toward business that takes a longer period to settle;
•Incidence of large risk or natural catastrophes; and
•Reserve strengthening.
As of December 31, 2025, 2024 and 2023, IGI had $293.5 million, $323.7 million and $271.5 million of incurred but not reported (IBNR) loss reserves including ULAE, respectively, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE

	Year Ended December 31
($) in millions	2025	2024	2023
Carrying balance of IBNR Reserves in Balance Sheet at beginning of the year (A)	$323.7	$271.5	$240.5
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(138.5)	(82.4)	(85.1)
IBNR Reserves release pertaining to prior years (C)	(35.8)	(37.2)	(39.3)
IBNR Reserves added for new accident year (D)	144.1	171.8	155.4
Net charge to P/L (B+C+D) = (F)	(30.2)	52.2	31.0
Carrying balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$293.5	$323.7	$271.5
Ultimate Claims Development
The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2015	$92.9	$87.0	$79.8	$75.3	$73.1	$72.6	$71.9	$72.4	$72.4	$72.3	$72.5	$155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.8	89.1	88.6	89.5		157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8	109.6	108.6	108.8			146.7
2018	94.3	105.0	108.5	113.0	103.1	110.7	103.8	103.8				183.3
2019	124.4	115.7	100.1	107.0	105.3	104.1	105.1					215.5
2020	157.8	155.6	145.9	150.8	181.5	204.2						283.5
2021	193.8	162.9	142.3	139.4	141.9							345.2
2022	199.6	172.2	164.1	161.8								376.4
2023	228.4	180.3	172.2									447.2
2024	253.3	201.6										483.1
2025	251.6											453.8
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
C.Research and Development, Patents and Licenses, etc.
We had no significant research and development policies or activities for the years ended December 31, 2025, 2024 and 2023. We do not have any patents or licenses that are material for conducting our business, except as described in this annual report.
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
The total carrying amount of reserves for unpaid loss and loss adjustment expenses as at December 31, 2025 and 2024 was $798.3 million and $794.2 million, respectively. As at December 31, 2025 and 2024, net IBNR amounted to $293.5 million and $323.7 million respectively out of the total reserve for unpaid loss and loss adjustment expenses. Total carrying amount of reserve for unpaid loss and loss adjustment expenses net of reinsurance as at December 31, 2025 and 2024 was $572.2 million and $580.6 million, respectively.
Sensitivities
The following tables show the effect on estimated net reserves for unpaid loss and loss adjustment expenses as at December 31, 2025 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus ten percent. Accelerated loss emergence patterns indicate a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
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

Change in assumption	Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoverable
($ in millions)

Accelerated pattern*	$529.7
Unchanged	$572.1
Decelerated pattern*	$633.0
*Accelerated/Decelerated patterns are shifted by 6 months for long-tail segment and 3 months for short-tail and reinsurance segments.

Change in assumption	Reserve for unpaid loss and loss adjustment expenses, net of reinsurance recoverable
($ in millions)

10% favorable	$542.3
Unchanged	$572.1
10% unfavorable	$601.9
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
Allowance for Expected Credit Losses - Fixed Maturity Securities Available-For-Sale
Fixed maturity securities available-for-sale are reported at fair value at the balance sheet date and are presented net of an allowance for expected credit losses. A fixed maturity security available-for-sale is impaired if the fair value of the investment is below amortized cost. For fixed maturity securities, the evaluation for a credit loss is generally based on the present value of expected cash flows of the security as compared to the amortized cost. On a quarterly basis, the Group evaluates all fixed maturity securities available-for-sale for impairment losses. Details regarding our processes for the identification of impairments of fixed maturity securities available-for-sale and the recognition of the related impairment losses are disclosed in Note 2(a) to the Consolidated Financial Statements in Item 18 of this report. At December 31, 2025 and 2024, we recorded an allowance for expected credit losses of $233 thousand and $409 thousand respectively, and for the years ended December 31, 2025, we recorded a recovery on impairment losses of $176 thousand (2024: loss of $56 thousand) (refer to Note 3 for further details).

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth our directors and executive officers, as of December 31, 2025. On March 18, 2026, David Anthony retired from the Board. Effective on March 19, 2026, the directors appointed Thomas A. Collett as a director. Mr. Collett’s biography is included below:

Directors and Executive Officers	Age	Position/Title
Wasef Salim Jabsheh	83	Executive Chairman of the board
Walid Wasef Jabsheh	49	President, Chief Executive Officer and Director
David Anthony	71	Director
Michael T. Gray	65	Director
David King	80	Director
Wanda Mwaura	53	Director
Andrew J. Poole	45	Director
Hatem Wasef Jabsheh	46	Chief Operating Officer
Pervez Rizvi	64	Chief Financial Officer
Christopher Jarvis	57	Chief Underwriting Officer
Andreas Loucaides	73	Chief Executive Officer, IGI UK
The business address of Wasef Salim Jabsheh, Hatem Wasef Jabsheh and Pervez Rizvi is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan. The business address of Walid Wasef Jabsheh, David Anthony, David King, Andreas Loucaides and Christopher Jarvis is 15th Floor, 20 Fenchurch Street, London, EC3M 3BY, United Kingdom. The business address of Michael T. Gray is 3601 N Interstate 10 Service Rd W, Metairie, LA, 70002, United States. The business address of Andrew J. Poole is 2650 Woodley Rd NW Apt 7, Washington, DC, 20008, United States. The business address of Wanda Mwaura is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.
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
David Anthony has served as an independent non-executive Director since March 17, 2020. He is also a non-executive Director of International General Insurance Co. Ltd and a member of its Audit, Risk and Compliance Committee. Mr. Anthony previously served as a non-executive Director on the board of IGI Holdings Dubai Limited from July 2018 through March 2020.From March 1994 to June 2018, Mr. Anthony was a Director and Senior Analyst with S&P Global Ratings (formerly Standard & Poor’s), where he was a lead rating analyst and a Chair of its Insurance Rating Committee. Before joining S&P Global Ratings, Mr. Anthony was Senior Relationship Manager and Vice President, European Insurance Banking Group, at Citibank N.A. London from June 1987 to April 1992, and senior insurance analyst at Moody’s Investors Service, New York, from April 1992 to March 1994. Mr. Anthony has more than 35 years of experience analyzing the insurance and reinsurance industries. During his career he has worked extensively in Europe, the Middle East, North Africa and the United States. Mr. Anthony holds a Master of Science degree in Economic History from the University of London. On March 18, 2026, David Anthony retired from the Board.
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
David King has served as an independent non-executive Director since March 17, 2020. Mr. King served as a non-executive Director on the board of our wholly-owned subsidiary, IGI Dubai, from November 2012 through 2020. He also served as Non-Executive Chairman and a member of the audit committee of International General Insurance Company (UK) Limited, our wholly-owned subsidiary, until March 17, 2022. He has served as non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Stratos Markets Limited until December 2024. Prior to that, from 2014 until October 2023, Mr. King was Non-executive Chairman, Audit Committee member and Nomination and Renumeration Committee member of Forex Capital Markets Ltd. From 2010 to 2012, Mr. King was executive director of Middle East business development at China Construction Bank International. Prior to that, he was the director of finance and administration of the London Metal Exchange between 1987 and 1989, chief executive officer of The London Metal Exchange from 1989 to 2001, managing director and acting Chief Executive of the DFSA from 2003 to 2005 and managing director of global banking in the MENA division of HSBC Bank Middle East Limited from 2005 to 2008. David King is a fellow in the Association of Chartered Certified Accountants and holds a Master of Business Administration from Cranfield University.

Wanda Mwaura has served as an independent non-executive Director and audit committee chair for IGI since March 17, 2020. Ms. Mwaura has more than 30 years of financial services experience, with extensive reinsurance, accounting and advisory experience. She began her career in the insurance industry at Ernst & Young Ltd. (EY) in 1996, specializing in financial services and reinsurance. Ms. Mwaura was at EY from 1996 through 2013, including serving as a Partner from 2005 to 2013. She later served as the Head of External Reporting and Accounting Policy at PartnerRe, a leading global reinsurer, from October 2013 to February 2017, and as External Reporting Director and Chief Accounting Officer at PartnerRe from February 2017 to July 2019 and, since August 2019, has been the sole proprietor of Consult.bm, a non-executive director and consulting services provider. Ms. Mwaura is an independent non-executive director for a Bermuda regulated bank serving as a member of both the audit committee and the governance & human resources committee of the Board of Directors. She is also an independent non-executive director for a London Stock Exchange listed independent exploration and production company where she serves as a member of the remuneration committee and nomination committee as well serve as the audit and risk committee chair. She also serves as the Executive Director of the Bermuda Public Accountability Board in Bermuda. Ms. Mwaura holds a Bachelor of Commerce (Co-op) degree from Dalhousie University and is a Chartered Professional Accountant (CPA) and a member of CPA Bermuda.
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
Thomas A. Collett has served as an independent non‑executive Director of IGIC since March 2026. He has more than 40 years of experience in the reinsurance and insurance industry. Mr. Collett most recently served as a Managing Director at Guy Carpenter from 2017 to 2024, where he built the Dallas office and advised specialty and national carriers on a broad range of reinsurance and strategic initiatives including the launch of two specialty insurance start-up carriers. Prior to Guy Carpenter, Mr. Collett served as Executive Vice President at Willis Re (now Gallagher Re) from 2006 to 2017, where he led the national program practice, focused on specialty carriers. From 2000 to 2006, Mr. Collett served as Executive Vice President at Benfield (now Aon Re), where he was a member of the senior management committee, helped establish and expand the firm’s U.S. platform and managed the Minneapolis branch office. Earlier in his career, Mr. Collett held senior roles at General Reinsurance (Senior Vice President, 1993–2000), Munich American Reinsurance Company (Vice President, 1988–1993), Thomas A. Greene Inc. (now Aon Re) (Vice President, 1986–1988), Frank B. Hall Re International (now Aon Re) (1984–1986) and AIG Life, Accident & Health (1983–1984). Mr. Collett has served on the board of Dallas Specialty Insurance Company and on advisory and educational boards including the Oak Street Funding Advisory Board and the NAMIC Educational Board.
Classification of Directors
Our board of directors is comprised of seven directors. Our Amended and Restated Bye-laws provide that our board of directors is divided into three classes designated as Class I, Class II and Class III with as nearly equal a number of directors in each class as possible. Class I, Class II and Class III directors serve for staggered three-year terms currently expiring at our 2027, 2028 and 2026 annual general meetings, respectively. Any director of any class elected to fill a vacancy will hold office for a term that will coincide with the remaining term of the other directors of that class, but in no case will a decrease in the number of directors shorten the term of any director then in office. All directors will hold office until the annual general meeting for the year in which his or her term expires, subject to his or her office being vacated in accordance with our Amended and Restated Bye-laws.
A Jabsheh appointed Director will be classified in accordance with the Amended and Restated Bye-laws, provided that no such classification will change the classification of any other director then serving.
David Anthony and David King are Class I Directors with terms expiring at our 2027 annual general meeting. As of March 19, 2026, Thomas A. Collett replaced David Anthony as a Class I director with a term expiring at our 2027 annual general meeting. Wanda Mwaura and Andrew Poole are Class II Directors with terms expiring at our 2028 annual general meeting. Wasef Jabsheh, Walid Jabsheh and Michael Gray are Class III Directors with terms expiring at our 2026 annual general meeting. The Jabsheh appointed Directors are Wasef Jabsheh and Walid Jabsheh.
Family Relationships
Wasef Jabsheh, our Executive Chairman, is the father of Walid Jabsheh, our President and Chief Executive Officer, and Hatem Jabsheh, our Chief Operating Officer. He is also the father of Hani Jabsheh, who was a non-executive director of IGI Dubai until shortly after the consummation of the Business Combination.
B.Compensation
The aggregate amount of cash compensation, consisting of salaries, bonuses and other short-term benefits paid by us to our executive officers collectively during 2025, was approximately $9.1 million for services performed. In addition, we have accrued $3.3 million of long-term benefits as of December 31, 2025 in connection with the grant of restricted shares to certain executive officers.
The aggregate amount of cash compensation paid and accrued to our non-employee directors during 2025 was approximately $0.5 million.

In February 2025, our board of directors approved the grant of an aggregate of 284,980 restricted shares to certain executive officers and other employees. These shares vest in three equal installments on January 2, 2026, January 2, 2027 and January 2, 2028. The aggregate grant date fair value of the restricted shares granted to these executive officers and other employees was approximately $7.3 million.
In February 2025, our board of directors awarded 45,692 restricted shares to Wasef Jabsheh. These shares vest in three equal installments on January 2, 2026, January 2, 2027 and January 2, 2028. The grant date fair value of these restricted shares was $1.2 million.
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

Equity Awards. We have established an equity incentive plan to incentivize our employees, consultants, advisors and other persons who perform services for us. A description of the 2020 Omnibus Equity Incentive Plan and the awards that may be made under this plan is set forth in the section below entitled “Description of the 2020 Omnibus Incentive Plan.” Equity awards constitute a significant portion of executive compensation.
Severance Benefit. Other than as provided in applicable employment agreements or as set out under applicable local employment laws (statutory rights), we currently have no severance benefits plan. We may consider the adoption of a severance plan for executive officers and other employees in the future.
Employment Agreements
We have previously entered into employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer. In preparing these employment agreements, the Company utilized certain benchmarking data prepared by a third party. The employment agreements have a fixed term of three years, with annual renewals thereafter, subject to termination after a specified notice period. Each executive is entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary), and an annual long-term incentive opportunity (calculated as a percentage of salary), with cash amounts being paid in U.S. Dollars. The annual long-term incentive opportunities are 150%, 150% and 100% of the executive’s base salary, respectively. Due to his expatriate status working in the UK, the President and Chief Executive Officer is entitled to a tax-gross up with respect to his base salary and bonus, and a housing allowance of up to £120,000 annually. The Executive Chairman, President and Chief Executive Officer are entitled to the use of private aircraft in connection with their travel outside of Jordan. The employment agreements contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his salary and bonus. If the executive is terminated for cause, the agreements provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. The executives’ employment would automatically terminate upon a change of control and, in this event, the executive would receive a severance benefit equal to three times the officer’s highest salary, bonus and equity award over the prior three years, and in connection with such a change of control and termination of employment, all unvested equity awards would become fully vested. The agreements also contain limitations on outside activities, include confidentiality obligations, and include covenants restricting the solicitation of employees and customers and a non-compete for 12 months following termination of employment. The employment agreements are governed by English law.
Description of the 2020 Omnibus Incentive Plan
We previously adopted the 2020 Omnibus Incentive Plan (the “2020 Incentive Plan”) prior to the consummation of the Business Combination with Tiberius, and this plan was approved by Tiberius’ shareholders at the Tiberius special meeting related to the Business Combination. The 2020 Incentive Plan provides for grants of stock options, share appreciation rights, restricted shares, other share-based awards and other cash-based awards. Directors, officers and other employees of the Company and its affiliates, as well as others performing consulting or advisory services for the Company and its affiliates, are eligible for grants under the 2020 Incentive Plan. The purpose of the 2020 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2020 Incentive Plan. The 2020 Incentive Plan was amended on August 9, 2024 to decrease the aggregate number of common shares that may be issued under the 2020 Incentive Plan by 400,000 common shares.
Administration. The 2020 Incentive Plan is administered by any committee of our board of directors duly authorized by our board of directors to administer this plan (and, if no committee is so authorized, by our board of directors). For purposes of this discussion, the body that administers the 2020 Incentive Plan is referred to as the “Administrator.” The body that currently administers the 2020 Incentive Plan is our board of directors. Among the Administrator’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2020 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2020 Incentive Plan as it deems necessary or proper. The Administrator has authority to administer and interpret the 2020 Incentive Plan, to grant discretionary awards under the 2020 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of common shares to be covered by each award, to make all other determinations in connection with the 2020 Incentive Plan and the awards thereunder as the Administrator deems necessary or desirable and to designate authority under the 2020

Incentive Plan to our employees, directors, officers and/or professional advisors. To the extent we seek to obtain the benefit of exemptions available under Rule 16b-3 under the Exchange Act, the applicable compensation may be approved by “non-employee directors”.
Available Shares. The aggregate number of our common shares that may be issued or used for reference purposes under the 2020 Incentive Plan or with respect to which awards may be granted may not exceed 4,444,730 common shares. The shares available for issuance under the 2020 Incentive Plan may be, in whole or in part, either our authorized and unissued common shares or common shares held in or acquired for our treasury. The number of shares available for issuance under the 2020 Incentive Plan may be subject to adjustment in the event of a reorganization, share split, merger, amalgamation or similar change in the corporate structure. In the event of any of these occurrences, we may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other securities available for issuance under this plan or covered by grants previously made under the 2020 Incentive Plan. In general, if awards under the 2020 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2020 Incentive Plan. In addition, no non-employee director may receive awards under the 2020 Incentive Plan in any fiscal year for service as a director having an aggregate maximum value exceeding $500,000.
Eligibility for Participation. Directors, officers, and employees of, and consultants to, the Company or any of its affiliates, are eligible to receive awards under the 2020 Incentive Plan.
Award Agreements. Awards granted under the 2020 Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Administrator.
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
Share Appreciation Rights. The Administrator may grant share appreciation rights (“SARs”) either with a stock option, which may be exercised only at such times and to the extent the related stock option is exercisable (a “Tandem SAR”), or independent of a stock option (a “Non-Tandem SAR”). An SAR is a right to receive a payment in our common shares or cash, as determined by the Administrator, equal in value to the excess of the fair market value of one common share of the Company on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed 10 years. The exercise price per share covered by a SAR will be the exercise price per share of the related stock option in the case of a Tandem SAR and will be the fair market value of our common shares on the date of grant in the case of a Non-Tandem SAR. The Administrator may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2020 Incentive Plan, or such other event as the Administrator may designate at the time of grant or thereafter.
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
Other Share-Based Awards. The Administrator may, subject to limitations under applicable law, make a grant of such other share-based awards, including, without limitation, performance share units, dividend equivalent units, share equivalent units, restricted share units and deferred share units under the 2020 Incentive Plan that are payable in cash or denominated or payable in or valued by our common shares or factors that influence the value of such shares. The Administrator may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period. The performance goals for performance-based other share-based awards generally may be based on one or more criteria determined from time to time by the Administrator.
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
Change in Control. In connection with a change in control, as defined in the 2020 Incentive Plan, the Administrator may accelerate vesting of outstanding awards under the 2020 Incentive Plan. In addition, such awards may be, in the discretion of the Administrator: (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by the Company for an amount equal to the excess of the price of a common share of the Company paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a common share of the Company paid in a change in control is less than the exercise price of the award. The Administrator may also provide for accelerated vesting or lapse of restrictions of an award at any time.
Shareholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted shares, a participant has no rights as a shareholder with respect to our common shares covered by any award until the participant is registered as the holder of such shares in our register of members.
Amendment and Termination. Notwithstanding any other provision of the 2020 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2020 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to shareholder approval in certain instances if required by applicable law; provided, however, that, unless otherwise required by law or specifically provided in the 2020 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.
Transferability. Awards granted under the 2020 Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except as determined by the Administrator.
Recoupment of Awards. The 2020 Incentive Plan provides that awards granted under the 2020 Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.
Effective Date; Term. The 2020 Incentive Plan was adopted by our board of directors and became effective on March 17, 2020. No award will be granted under the 2020 Incentive Plan on or after the 10-year anniversary of the 2020 Incentive Plan. Any award outstanding under the 2020 Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.
Description of IGI (Global) Stock Purchase Plan
On August 8, 2024, the board approved the adoption of the IGI (Global) Stock Purchase Plan (the “Global Plan”) pursuant to which 200,000 common shares (the “Shares”) of the Company may be offered or sold to eligible employees of the Company and any participating subsidiary who have enrolled in the Global Plan (the “Participants”) to acquire shares in the Company through payroll deductions. The purpose of the Global Plan is to incentivize employees of the Company and its subsidiaries by providing them with a proprietary interest in the long-term success of the Company. It is intended that the Global Plan will be used for employees who are not UK tax resident and/or do not qualify for participation in the UK Stock Purchase Plan at the board’s discretion. The grant of awards under the Global Plan are based on the terms and conditions of the Global Plan (including any free share agreement and partnership share agreement entered into pursuant to the Global Plan).
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
The board may choose (whether at the time of grant or any other time before settlement) to settle any Free Share Award or Matching Share Award partly or fully in cash (in which case such Award will be referred to as a “Phantom Award”). The Participant will have no right to acquire the Shares in respect of which an Award has been settled in cash.
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

C.Board Practices
Independence of Directors
As a foreign private issuer, we are not required to have a majority of independent directors. However, five out of seven members of our current board of directors — Thomas A. Collett, Michael Gray, David King, Wanda Mwaura and Andrew Poole — are “independent” directors under Nasdaq rules. David Anthony was also an independent director under Nasdaq rules until his retirement on March 18, 2026.
Board Leadership Structure
Wasef Jabsheh serves as Executive Chairman of the board of directors. Wasef Jabsheh previously served as our Chairman of the board of directors and Chief Executive Officer. On June 30, 2023, Mr. Jabsheh resigned from the position of Chief Executive Officer and, on July 1, 2023, was appointed Executive Chairman, while Walid Jabsheh was appointed as our President and Chief Executive Officer. We believe that having Wasef Jabsheh act as our Executive Chairman and Walid Jabsheh acting as President and Chief Executive Officer provides us with consistent and efficient leadership, both with respect to our operations and the leadership of the board of directors. This leadership structure increases the effectiveness of our board’s deliberations and the Company’s day-to-day operations, and ensures the consistent implementation of our strategies.
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

Audit Committee
Up to March 18, 2026, the members of IGI’s audit committee were David Anthony, David King and Wanda Mwaura. Effective March 19, 2026, Andrew Poole was appointed to the audit committee upon the retirement of David Anthony on March 18, 2026. Wanda Mwaura is the chair of the audit committee. The audit committee must be composed exclusively of “independent directors,” as defined by the rules and regulations of the SEC. Each of the members of our audit committee is and has been independent under SEC and Nasdaq rules. Wanda Mwaura serves as the audit committee financial expert (within the meaning of SEC regulations). The Company has adopted an audit committee charter which sets forth the requirements for audit committee members and the responsibilities of the audit committee.
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
On March 18, 2026, the Board of Directors agreed to change the name of the committee to Audit & Risk Committee to better reflect the nature of its oversight and responsibilities.
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
Compensation Committee
As a foreign private issuer, the Company is not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our board of directors has established a compensation committee consisting of a majority of independent directors. Up to March 18, 2026, the members of the compensation committee were Walid Jabsheh, David Anthony, Andrew Poole, and David Anthony, who was the chair of the compensation committee. Effective March 19, 2026, Thomas A. Collett was appointed to the compensation committee upon the retirement of David Anthony, and Andrew Poole became the chair of the compensation committee.
The Company has adopted a compensation committee charter which sets forth the requirements for compensation committee members and the responsibilities of the compensation committee. The 2020 Incentive Plan of the Company is administered by the full board of directors. The purpose of the compensation committee is to review, evaluate and approve compensation paid to our officers and directors. The compensation committee will review director compensation and make recommendations to the board of directors regarding the form and amount of director compensation. Walid Jabsheh does not participate in compensation committee discussions regarding his own compensation.

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
The Company has also adopted a Financial Code of Ethics applicable to the Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President — Finance, Controller or certain other officers performing similar functions. The Financial Code of Ethics provides that each officer must act ethically with honesty and integrity (including ethical handling of conflicts of interest), provide full and accurate disclosure in SEC filings and public communications, comply with applicable laws and regulations, act in good faith, responsibly, with due care, competence and diligence, promote honest and ethical behavior by others, respect the confidentiality of information acquired in the course of employment, responsibly use and maintain all assets and resources employed or entrusted to the officer, and promptly internally report violations of this Financial Code to the designated Compliance Officer and in the case of the Executive Chairman, President and CEO, and CFO, to the board of directors and/or audit committee or audit & risk committee, as applicable, of the board of directors.

Approval of Certain Transactions
Our Amended and Restated Bye-laws provide that the Company shall not take any of the following actions without the approval of a majority of the board of directors, such majority to include the affirmative vote of each Jabsheh appointed Director:
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
D.Employees
As of December 31, 2025, 2024 and 2023, we had 484, 473 and 401 employees, respectively. The following table shows the number of employees, including management staff, by geography and function as of December 31, 2025.

	Underwriting	Underwriting Support	Claims and reinsurance	Finance, administration and investments	IT	Other	Total
Amman	30	94	37	38	30	66	295
London	56	5	12	9	13	35	130
Dubai	11	-	-	2	-	3	16
Casablanca	4	-	-	1	-	1	6
Labuan	5	-	-	1	7	2	15
Malta	2	-	-	2	9	2	15
Bermuda	1	-	-	1	-	2	4
Norway	2	-	-	-	-	1	3
Total	111	99	49	54	59	112	484
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The table below sets forth information regarding beneficial ownership of the Company’s common shares based on 42,842,216 common shares issued and outstanding as of December 31, 2025, with respect to beneficial ownership of our shares by:
•each person known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares; and
•our executive officers and directors.
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
Except as indicated by the footnotes below, we believe that the persons named below have sole voting and dispositive power with respect to all common shares that they beneficially own. The common shares owned by the persons named below have the same voting rights as the common shares owned by other holders. We believe that, as of December 31, 2025, at least 56% of our common shares are foreign owned, and at most 44% are U.S. owned by 12 U.S. record holders.
Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Directors and Executive Officers
Wasef Salim Jabsheh, Director and Officer(2)	14,508,631	33.9%
Walid Wasef Jabsheh, Director and Officer(3)	620,888	1.4%
Hatem Wasef Jabsheh, Officer(4)	428,857	1.0%
Pervez Rizvi, Officer(5)	124,864	*
Andreas Loucaides, Officer(6)	46,792	*
Christopher Jarvis, Officer(7)	36,263	*
Michael T. Gray, Director(8)	2,713,503	6.3%
Andrew J. Poole, Director(9)	648,592	1.5%
David Anthony, Director	*	*
David King, Director	*	*
Wanda Mwaura, Director	*	*
All directors and executive officers as a group (eleven individuals)	19,128,390	44.6%

Five Percent or Greater Shareholders who are not Directors or Executive Officers of the Company
Oman International Development & Investment Company SAOG(10)	9,575,138	22.3%
Royce & Associates, LP(11)	3,151,198	7.4%

*Less than 1%
(1)Based on 42,842,216 common shares of the Company issued and outstanding as of December 31, 2025.
(2)As of December 31, 2025, Wasef Salim Jabsheh’s beneficial ownership of 14,508,631 common shares included 148,781 restricted shares for which he has the right to vote, of which 88,410 vest on January 2, 2026, 45,141 vest on January 2, 2027 and 15,230 vest on January 2, 2028. Wasef Jabsheh’s ownership does not include 1,449,970 common shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Of the 14,508,631 common shares beneficially owned by Wasef Jabsheh, 266,228 common shares are directly owned by Mr. Jabsheh and 14,242,403 common shares are owned by W. Jabsheh Investment Company Ltd., for which Wasef Jabsheh is the sole director and officer. Mr. Jabsheh is the Executive Chairman of the Company’s board of directors.
(3)As of December 31, 2025, Walid Wasef Jabsheh’s ownership included 82,455 common shares owned by his wife Zeina Salem Al Lozi, for which common shares he disclaims beneficial ownership. As of December 31, 2025, his shares also included 113,333 restricted shares for which he has the right to vote, of which 59,999 vest on January 2, 2026, 40,000 vest on January 2, 2027 and 13,334 vest on January 2, 2028. His ownership also included 146 shares issued under the IGI UK Stock Purchase Plan, for which he has the right to vote, of which 24 vest on January 15, 2026, 45 vest on March 12, 2026, 26 vest on April 10, 2026, 25 vest on July 3, 2026, and 26 vest on October 6, 2026. Mr. Jabsheh’s ownership does not include 829,082 common shares beneficially owned by his brothers or 14,508,631 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the President and Chief Executive Officer of the Company and is the son of Wasef Jabsheh.
(4)As of December 31, 2025, Hatem Wasef Jabsheh’s ownership includes 25,879 common shares owned by his wife Sarah Ann Bystrzycki, for which common shares he disclaims beneficial ownership. As of December 31, 2025 his shares also included 61,001 restricted shares for which he has the right to vote, of which 33,667 vest on January 2, 2026. 20,334 vest on January 2, 2027 and 7,000 vest on January 2, 2028. Mr. Jabsheh’s ownership does not include 1,021,113 common shares beneficially owned by his brothers or 14,508,631 common shares beneficially owned by his father, as Mr. Jabsheh does not have the right to vote or dispose of such common shares and thus does not have beneficial ownership of such common shares. Mr. Jabsheh is currently the Chief Operating Officer of the Company and is the son of Wasef Jabsheh.
(5)As of December 31, 2025, Pervez Rizvi’s shares included 38,501 restricted shares, of which 21,167 vest on January 2, 2026, 12,834 vest on January 2, 2027 and 4,500 vest on January 2, 2028. His ownership also included 182 shares issued under the Global Stock Purchase Plan, for which he has the right to vote, of which 26 vest on January 15, 2026, 75 vest on March 12, 2026, 28 vest on April 10, 2026, 26 vest on July 3, 2026, and 27 vest on October 6, 2026.
(6)As of December 31, 2025, Andreas Loucaides’ shares included 46,500 restricted shares, of which 25,500 vest on January 2, 2026, 15,500 vest on January 2, 2027 and 5,500 vest on January 2, 2028. His ownership also included 146 shares issued under the IGI UK Stock Purchase Plan, for which he has the right to vote, of which 24 vest on January 15, 2026, 45 vest on March 12, 2026, 26 vest on April 10, 2026, 25 vest on July 3, 2026, and 26 vest on October 6, 2026.
(7)As of December 31, 2025, Christopher Jarvis’ shares included 31,667 restricted shares, of which 13,333 vest on January 2, 2026, 13,334 vest on January 2, 2027 and 5,000 vest on January 2, 2028. His ownership also included 146 shares issued under the IGI UK Stock Purchase Plan, for which he has the right to vote, of which 24 vest on January 15, 2026, 45 vest on March 12, 2026, 26 vest on April 10, 2026, 25 vest on July 3, 2026, and 26 vest on October 6, 2026.
(8)As of December 31, 2025, Michael T. Gray’s beneficial ownership of 2,713,503 common shares included 1,793,722 common shares owned by the Gray Insurance Company, of which Michael T. Gray is President and 105,741 common shares owned by his wife Linda Gray, for which shares he disclaims beneficial ownership. Mr. Gray’s ownership does not include 54,264 common shares owned by his adult son Joe Skuba. The business address of each of The Gray Insurance Company and Michael T. Gray is 3601 N Interstate 10 Service Rd W Metairie, LA 70002. Mr. Gray was previously the Chairman and Chief Executive Officer of Tiberius Acquisition Corp. (“Tiberius”) prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.

(9)As of December 31, 2025, Andrew J. Poole’s beneficial ownership of 648,592 common shares included 55,485 common shares owned by his wife Sarah Karp, 230,000 common shares owned by his son Torin Perry Poole, 3,227 common shares owned by his daughter Mila Adeline Poole, and 2,863 common shares owned by his daughter Isla Dae Poole. The business address of Andrew Poole is 2650 Woodley Rd NW Apt 7, Washington, DC, 20008. Mr. Poole was previously the Chief Investment Officer of Tiberius prior to the consummation of the business combination between the Company and Tiberius and is currently a director of the Company.
(10)According to a Schedule 13D/A filed with the SEC on March 2, 2023, Ominvest owned 9,575,138 shares. The business address of Ominvest is Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor, Sultanate of Oman.
(11)According to a Schedule 13F filed with the SEC on February 9, 2026, Royce & Associates, LP beneficially owned 3,151,198 common shares of the Company as of December 31, 2025. Royce & Associates, LP’s shares are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of Royce & Associates, LP.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B.Related Party Transactions
See Note 20 to the consolidated financial statements in Item 17 for related party transactions disclosed.
Registration Rights Agreement with Former IGI Dubai Shareholders
At the closing of the Business Combination between IGI and Tiberius in March 2020, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) that became effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, the Sellers hold registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the Exchange Shares (including any additional Exchange Shares issued after the closing for the transaction consideration adjustments) and any Tiberius securities transferred to such Seller under the Sponsor Share Letter (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, Sellers holding at least 25% of the Registrable Securities as of the closing (after giving effect thereto) are entitled to make a written demand for registration under the Securities Act of all or part of their Registrable Securities. Subject to certain exceptions, if at any time after the closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, it will be required to give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, under the Registration Rights Agreement, subject to certain exceptions, Sellers holding at least 25% of the Registrable Securities as of the closing (after giving effect thereto) are entitled to request in writing that the Company register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. The Company initially filed such registration statement on Form F-1 with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. The Company replaced the registration statement on Form F-1 with a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.
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

Shareholders Rights under the Amended & Restated Bye-laws
Nomination of Directors. Our Amended and Restated Bye-laws provide that our directors will be elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:
•Wasef Jabsheh (or upon his death or incapacitation, W. Jabsheh Investment Company Ltd.) (“Jabsheh”, as applicable), is entitled to appoint and classify two directors (each a “Jabsheh appointed Directors”) for so long as (1) Jabsheh, members of Wasef Jabsheh’s immediate family and/or his natural lineal descendants or a trust or other similar entity established for the exclusive benefit of Wasef Jabsheh and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of our issued and outstanding common shares and (2) Jabsheh is a shareholder of the Company; and
•Jabsheh is entitled to appoint and classify one Director a (“Jabsheh appointed Directors”) for so long as (1) Jabsheh, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of our issued and outstanding common shares and (2) Jabsheh is a shareholder of the Company.
Removal of Directors. Our shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with the Amended and Restated Bye-laws, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal; provided further that a Jabsheh appointed Director may only be removed by Jabsheh by notice in writing to the Jabsheh appointed Director and the secretary, so long as Jabsheh is entitled to appoint such director in accordance with the Amended and Restated Bye-laws.
Approval of Certain Transactions. See Item 6. Directors, Senior Management and Employees – C. Board Practices – Approval of Certain Transactions section for a list of transactions requiring the approval of a majority of our board of directors with such majority to include the affirmative vote of each Jabsheh appointed Director.
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
Notwithstanding anything to the contrary in the Amended and Restated Bye-laws, our shares may be transferred without a written instrument if transferred by an appointed agent and in any form or manner which is in accordance with the rules or regulations of an “appointed stock exchange” (which includes the Nasdaq Capital Market) on which the shares are listed or admitted to trading.
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
Appointment and Election of Directors
Our directors are elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, with a plurality of the votes cast by the shareholders, and there is no cumulative voting for elections of directors, subject to the Jabsheh director appointment rights described in Item 7. Major Shareholders and Related Party Transactions– B. Related Party Transactions–Shareholder Rights under the Amended & Restated Bye-laws” section above.
Our Amended and Restated Bye-laws provide that, if an eligible shareholder wishing to nominate for election as a director someone who is not an existing director or is not proposed by our board of directors, notice must be given of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made. An eligible shareholder is a shareholder holding at least 5% of the issued and outstanding share capital of the Company who has held such amount for at least three years following the date of adoption of the Amended and Restated Bye-laws.
Removal of Directors
Our Amended and Restated Bye-laws provide that shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with the Amended and Restated Bye-laws, remove a director only with cause, by the affirmative vote of shareholders holding at least a majority of the total voting rights of all shareholders having the right to vote at such meeting, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal; provided further that a Jabsheh appointed Director may only be removed by notice in writing to the Jabsheh appointed Director and the secretary, so long as Jabsheh is entitled to appoint such director in accordance with the Amended and Restated Bye-laws. For purposes of this provision, “cause” means a conviction for a criminal offence involving fraud or dishonesty or civil liability in respect of any action involving fraud or dishonesty.
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
Approval of Certain Transactions
See Item 6. Directors, Senior Management and Employees – C. Board Practices – Approval of Certain Transactions section for a list of transactions requiring the approval of a majority of our board of directors with such majority to include the affirmative vote of each Jabsheh appointed Director.

\Amalgamations, Mergers and Business Combinations
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
Approval of Business Combinations with Interested Shareholders
Bermuda law does not prohibit companies from engaging in certain business combinations with an interested shareholder. However, the Amended and Restated Bye-laws contain provisions regarding business combinations (including mergers, amalgamations or consolidations) with interested shareholders. These provide that, in addition to any other approval that may be required by applicable law, if the business combination is with an interested shareholder, approval is required from (1) a majority of the board of directors, including each Jabsheh appointed Director in the event such amalgamation, consolidation or merger has an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions), and (2) an affirmative vote of at least 66.7% of all the issued and outstanding voting shares of the Company that are not owned by the interested shareholder (subject to certain exceptions). An interested shareholder means any person (other than Wasef Jabsheh, the Company and any entity directly or indirectly wholly-owned or majority-owned by the Company) that (i) is the owner of 15% or more of the issued and outstanding voting shares of the Company, (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the issued and outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above.
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
Registration Rights Agreement with Former IGI Dubai Shareholders
At the Closing, the Company, the Purchaser Representative and the Sellers entered into a Registration Rights Agreement that became effective upon the consummation of the Business Combination. See Item. 7 Major Shareholders and Related Party Transactions — B. Related Party Transactions section above.

Founders Registration Rights Agreement
Tiberius, the Sponsor and the other Holders named therein are party to a registration rights agreement, dated as of March 15, 2018. At the Closing, the Company, Tiberius and the holders of a majority of the “Registrable Securities” thereunder entered into an amendment to such agreement whereby the Company assumed Tiberius’s obligations under the agreement (collectively, the “Founders Registration Rights Agreement”). Pursuant to the Founders Registration Rights Agreement, the Company agreed to file, and filed, within 30 days after the Closing a resale registration statement with the SEC on April 14, 2020, and it was declared effective on April 27, 2020. This registration statement was replaced by a new registration statement on Form F-3, which was declared effective by the SEC in November 2021.
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
Subscription Agreements with Private Investment in Public Equity (“PIPE”) Investors
Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, Tiberius entered into subscription agreements (each, a “PIPE Subscription Agreement”) with certain investors (the “PIPE Investors”), pursuant to which Tiberius agreed to issue and sell to the PIPE Investors an aggregate of $23,611,809 of Tiberius common stock at a price of $10.20 per share immediately prior to, and subject to, the Closing, which became the Company’s common shares in the Business Combination. At the Closing, Tiberius issued 2,314,883 shares of Tiberius common stock to the PIPE Investors, which were exchanged for 2,314,883 common shares of the Company in the Merger. The PIPE Investors were given registration rights in the PIPE Subscription Agreements pursuant to which the Company, as the successor to Tiberius, is required to file a resale registration statement for the shares issued to the PIPE Investors within 30 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The Company filed such registration statement with the SEC as noted above.
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
Forward Purchase Commitments
In connection with its initial public offering in 2018, Tiberius obtained forward purchase commitments from four investors who committed to purchase Tiberius securities for $25 million in connection with Tiberius’s initial business combination. Prior to the Closing, The Gray Insurance Company, an affiliate of the Sponsor, assumed the rights and obligations of one of these four investors under his forward purchase contract and his PIPE Subscription Agreement. At the Closing, Tiberius issued 2,900,000 share of Tiberius common stock to the four investors that were exchanged for 2,900,000 common shares of the Company in the Merger. Following the consummation of the Business Combination, pursuant to the Founders Registration Rights Agreement, as amended at the Closing, the Company is required to file and maintain an effective registration statement under the Securities Act covering the resale of the securities issued to the four investors pursuant to the forward purchase contracts. The Company initially filed such registration statement with the SEC as noted above.

Other Material Contracts
Other material contracts of the Company, including the Registration Rights Agreement with Former IGI Dubai Shareholders, and employment agreements with our Executive Chairman, President and Chief Executive Officer, and Chief Operating Officer, are described elsewhere in this annual report or in the information incorporated by reference herein.
D.Exchange Controls
See “Item 10. Additional Information—B. Memorandum and Articles of Association—Certain Provisions of Bermuda Law—Exchange Control”.
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
Taxation of Dispositions of Common Shares
Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our common share equal to the difference between the amount realized (in U.S. Dollars) for the common share and your tax basis (in U.S. Dollars) in the common share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. holder, including an individual U.S. holder, who has held the common shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.
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
However, Bermuda enacted the Corporate Income Tax Act 2023 on 27 December 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after 1 January 2025. The Company is not currently considered to be part of an in-scope multi-national group and does not expect to fall within the scope of the CIT Act before 2027, subject to the revenue thresholds being met in 2025 and 2026. It is possible that the CIT Act may have an adverse effect on our results of operations going forward.
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

Shareholders may also request a hard copy of our 2025 Annual Report on Form 20-F, free of charge, from International General Insurance Holdings Ltd., 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan, Attention: Investor Relations.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.
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
Credit risk
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity investments. Our risk management strategy and investment policy are designed to primarily invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to particular ratings categories and any one issuer. At December 31, 2025, our fixed maturity securities available-for-sale portfolio, had an average rating of “A”. Additionally, at December 31, 2025, approximately 88% of our fixed-maturity securities available-for-sale portfolio was rated “A-” or better by at least one internationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturity securities available-for-sale that are unrated or rated below investment grade. At December 31, 2025, none of our fixed maturity securities available-for-sale portfolio was unrated or rated below investment grade. We monitor the financial condition of all of the issuers of fixed-maturity securities available-for-sale in our portfolio.
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

Interest rate risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed-maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed-maturity securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio to the duration of our reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed-maturity investment portfolios after consideration of the estimated duration of our liabilities and other factors. The weighted-average modified duration of the portfolio was three years as of December 31, 2025.
The table below illustrates the sensitivity of the fair value of our fixed-maturity securities to selected hypothetical changes in interest rates as of December 31, 2025 and 2024.

	Fair value	Estimated change in fair value	Estimated % Increase (Decrease) in Fair Value
	($ in millions)	($ in millions)
December 31, 2025
125 basis points increase	$1,019.3	$(47.0)	(4.4%)
75 basis points increase	1,038.1	(28.2)	(2.6%)
Unchanged	1,066.3	-	-
75 basis points decrease	1,094.5	28.2	2.6%
125 basis points decrease	1,113.3	47.1	4.4%

	Fair value	Estimated change in fair value	Estimated % Increase (Decrease) in Fair Value
	($ in millions)	($ in millions)
December 31, 2024
125 basis points increase	$964,693.0	$(39,404.0)	(3.9%)
75 basis points increase	980,451.0	(23,646.0)	(2.4%)
Unchanged	1,004,097.0	-	-
75 basis points decrease	1,027,756.0	23,659.0	2.4%
125 basis points decrease	1,043,537.0	39,440.0	3.9%
Foreign currency risk
Our reporting and the functional currency of our operations is the U.S. Dollar. As of December 31, 2025, approximately 88% of our cash and investments was held in U.S. Dollar and U.S. Dollar pegged currencies (December 31, 2024: 87%), and approximately 12% was in currencies other than the U.S. Dollar and U.S. Dollar pegged currencies (December 31, 2024: 13%). For the year ended December 31, 2025, 55% of our gross premiums were written in currencies other than the U.S. Dollar and U.S. Dollar pegged currencies (December 31, 2024: 52%).
Other foreign currency amounts are remeasured to U.S. Dollar and the resulting foreign exchange gains or losses are reflected in the statements of income. The remeasurement is calculated using current exchange rates for the balance sheets and average exchange rates for the statements of income. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between Pound Sterling and the U.S. Dollar, as an example, as of December 31, 2025 would have impacted reported comprehensive income by approximately

$10.8 million (December 31, 2024: $7.5 million). We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies.
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

	For the Year Ended December 31,
	2025	2024

	($) in millions
Equity securities, at fair value	$20.9	$29.0
Other investments, at fair value	13.7	12.3
Total carrying value of investments exposed to equity price risk	$34.6	$41.3

Impact of a hypothetical 10% increase in the carrying value of investments exposed to equity price risk	$3.5	$4.1
Impact of a hypothetical 10% decrease in the carrying value of investments exposed to equity price risk	$(3.5)	$(4.1)
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our President and Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our President and Chief Executive Officer, and Chief Financial Officer have concluded that, as of December 31, 2025, the disclosure controls and procedures were effective at the reasonable assurance level in ensuring that:
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based upon criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

C.Attestation Report of Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in its report dated April 20, 2026, which is included below.
D.Changes in Internal Control Over Financial Reporting
Based on the evaluation conducted, management has concluded that no such changes have occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Wanda Mwaura, the chair of the audit committee of our board of directors, is an “audit committee financial expert” as defined by Item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq listing requirements and Rule 10A-3 under the Exchange Act. See Item 6., section C. Board practices for further details of the audit committee and change of name to Audit & Risk Committee effective March 18, 2026.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), for the last two fiscal years ended December 31, 2025 and 2024.

	For the Year Ended December 31,
	2025	2024

	($) in thousands
Audit Fees	$2,965	$3,131
Tax Fees	13	13
All Other Fees	92	92
Total	$3,070	$3,236
Audit Fees
Audit Fees consisted of fees for the audit of the consolidated financial statements and assistance with and review of documents filed with the SEC, in addition to the audit fees of the Group’s subsidiaries.

Tax Fees
Tax Fees for the fiscal year ended December 31, 2025 and 2024 relate to corporate tax compliance services for two of the Group’s subsidiaries.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
We do not rely on any exemptions from the listing standards for our audit committee.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet be Purchased Under the Plans or Programs
January 2025	152,748	$23.79	152,748	2,138,851
February 2025	-	-	152,748	2,138,851
March 2025	6,505	24.00	159,253	2,132,346
April 2025	184,078	23.31	343,331	1,948,268
May 2025	515,832	23.44	859,163	1,432,436
June 2025	642,861	23.14	1,502,024	789,575
July 2025	458,841	23.76	1,960,865	330,734
August 2025	184,426	23.82	2,145,291	146,308
September 2025	146,308	23.86	2,291,599	-
October 2025	-	-	2,291,599	5,000,000
November 2025	291,317	23.37	2,582,916	4,708,683
December 2025	52,594	24.29	2,635,510	4,656,089
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
•Operational Disruption Risk: Cybersecurity incidents, such as ransomware attacks, distributed denial-of-service (“DDoS”) attacks, or system outages, could disrupt the company’s operations and impact its ability to deliver products and services to customers. Operational disruptions may result in revenue loss, customer dissatisfaction, contractual penalties, and long-term reputational damage.
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
•Emerging Technologies: Adoption of emerging technologies, such as Internet of Things (“IoT”), artificial intelligence (“AI”), and blockchain, may introduce new cybersecurity risks and vulnerabilities that are currently being assessed prior to adoption. Restrictions on blockchain are being imposed due to its unregulated position. The use of evolving AI capabilities may also present unique and continually changing cybersecurity and data protection risks that require ongoing assessment and mitigation.

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
•Investing in cybersecurity technologies, such as Security Information and Event Management (“SIEM”) with associated Security Operations Center (“SOC”), firewalls, intrusion detection systems, and encryption solutions.
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
•Developing and testing incident response plans designed for timely detection, containment, and recovery from cybersecurity incidents. The Company maintains an incident response plan to address cybersecurity incidents promptly and effectively. This plan defines roles and responsibilities for responding to incidents, establishes communication protocols, and outlines procedures for containing and mitigating the impact of incidents. The incident response plan is regularly tested through tabletop exercises and incident simulations for preparedness.
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
•Alignment to regulations such as the EU Digital Operational Resilience Act, commonly known as DORA, and identification of important business services along with the corresponding measures required by IT to improve Recovery Time Objective (“RTO”) and Recovery Point Objective (“RPO”). The Company also complies with certain cybersecurity regulations, industry standards, and best practices. This includes measures designed for compliance with laws such as the EU General Data Protection Regulation (“GDPR”). The Company has also implemented certain measures designed for alignment with the cybersecurity framework of the National Institute of Standards and Technology (“NIST”) and is also aligning to the International Organization for Standardization (“ISO”) 27001. IGI’s cybersecurity practices are also reviewed as part of the annual SOX/ITGC process.

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
Cybersecurity Governance
Our cybersecurity risk management and related governance safeguards and oversight include, but are not limited to the following:
Board Oversight:
•The board of directors oversees cybersecurity risks as part of its overall governance responsibilities. Cybersecurity risks and mitigation efforts are reported to the board on a periodic basis through the CISO Pack, which is presented by the Group Chief Technology and Information Officer (“CTIO”) and delegates. The CISO Pack includes an overview of material cybersecurity risks, incident trends, remediation efforts, and key cybersecurity performance metrics. While there is no dedicated board subcommittee for cybersecurity risk oversight, the IT Committee (“IT Steerco”), led by the Company’s CTIO and delegates, plays a key role in assessing and managing material cybersecurity risks and provides updates to the board as part of the governance framework.
•The Company’s CTIO also acts as the Company’s CISO and is supported by IT Governance and IT Security Engineers in the IT Department.
Executive Leadership:
The Company’s IT Steerco, led by the CTIO, reports information about material risks from cybersecurity threats to the board of directors. The IT Steerco assesses and manages material risks from cybersecurity threats, including by setting our cybersecurity strategy, approving cybersecurity policies and procedures, and reviewing cybersecurity risk assessments and incident reports. The CTIO has extensive experience in developing and implementing cyber and information security strategies in his current and previous roles aligned to National Institute of Standards and Technology (“NIST”) and ISO 27001 frameworks. Additionally, the CTIO has developed and implemented an information security roadmap based on current and future appetite, risks and impact to achieve IGI’s cybersecurity objectives. The CTIO is also responsible for implementing cybersecurity measures and reporting to senior management and the board. The Company’s IT Steerco is informed about cybersecurity incidents through the CISO Pack, which is presented periodically to the board and senior management. The CISO pack includes cybersecurity risk assessments, key incidents, remediation actions, and ongoing mitigation efforts. Additionally, security engineers and the IT governance team within the IT department play a key role in continuously monitoring cybersecurity incidents, providing technical assessments, and ensuring that prevention, detection, mitigation, and remediation efforts are effectively implemented and reported to the IT Steerco.

Performance Metrics and Reporting:
Key performance indicators (“KPIs”) are used to measure the effectiveness of the Company’s cybersecurity governance efforts. Metrics include, among others, the number of security incidents detected and resolved, average incident response times, employee compliance with cybersecurity policies, and the frequency of security training sessions. Regular reports are provided to senior management and the board of directors for transparency and accountability regarding cybersecurity performance.

PART III
ITEM 17. FINANCIAL STATEMENTS
See Item 18.
ITEM 18. FINANCIAL STATEMENTS
The financial statements of the Company are included in this annual report. Our financial statements are on pages F-1 to F-52.
ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-235427) filed with the SEC on December 9, 2019).
1.2*	Amended and Restated Bye-Laws of the Company, adopted on March 17, 2020 and as amended on August 19, 2025.
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

April 20, 2026	INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

	By:	/s/ Walid Jabsheh
Name: Walid Jabsheh
Title: President and Chief Executive Officer

International General Insurance Holdings Ltd.
Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the
Years Ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of International General Insurance Holdings Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of International General Insurance Holdings Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules I and III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated as of April 20, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of incurred but not reported claims
Description of the Matter
At December 31, 2025, the Company’s reserves for unpaid loss and loss adjustment expenses was $798 million, of which a portion is incurred but not reported claims (‘IBNR’). As described in Note 6 of the consolidated financial statements, unpaid losses and loss adjustment expenses represent the Company’s estimates of future amounts needed to pay claims and related expenses. There is significant uncertainty inherent in estimating the IBNR. In particular, the Company’s estimate is sensitive to the actuarial methods selected and the actuarial assumptions applied. These techniques rely on estimates of loss development patterns and determination of initial expected loss ratios.

Auditing the Company’s estimate for IBNR was complex, due to the highly judgmental nature of determining the actuarial methods and assumptions used in the valuation of the estimate.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the IBNR reserve process. For example, we tested controls over management’s review of the methods and significant assumptions used in the estimation of the IBNR reserves.

To test IBNR reserves, we performed procedures that included, among others, involving our actuarial specialists to develop independent projections and a range of reserve estimates for selected lines of business based on historical data. We evaluated the Company’s recorded losses and loss adjustment expense reserves by comparing them against our independent range of reserve estimates. For actuarial methods, our procedures included comparing the methods used by the Company to those accepted by industry practice. To evaluate the significant assumptions used in the Company’s estimates, such as the initial expected loss ratios and loss development patterns, we compared those assumptions to relevant industry benchmarks compiled from information in the public domain, as well as those we have developed internally.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
London, United Kingdom
April 20, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of International General Insurance Holdings Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited International General Insurance Holdings Ltd. internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, International General Insurance Holdings Ltd.(the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025, and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules I and III (collectively referred to as the “consolidated financial statements”) and our report dated April 20, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
London, United Kingdom
April 20, 2026

International General Insurance Holdings Ltd.
CONSOLIDATED BALANCE SHEETS
As At December 31, 2025 and 2024

	As At December 31,
(Expressed in thousands of U.S. Dollars, except share and per share information)	2025	2024

ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value (amortized cost: $1,054,347 – 2025, $1,023,866 – 2024, net of allowance for expected credit losses: $233 – 2025, $409 – 2024)	$1,064,267	$1,002,103
Equity securities, at fair value (cost: $16,086 – 2025, $25,334 – 2024)	20,936	28,973
Other investments, at fair value (cost: $12,028 – 2025, $12,500 – 2024)	13,710	12,289
Short-term investments	31,170	89,478
Term deposits	—	670
Equity-method investments measured at fair value	2,408	1,955
Fixed maturity securities held to maturity	1,994	1,994
Total investments	1,134,485	1,137,462
Cash and cash equivalents	186,183	155,245
Accrued investment income	15,328	15,295
Premiums receivable, net of allowance for expected credit losses ($13,595 – 2025, $12,756 – 2024)	274,312	256,050
Reinsurance recoverable, net of allowance for expected credit losses ($900 – 2025, $885 – 2024)	233,650	225,697
Ceded unearned premiums	114,169	113,313
Deferred policy acquisition costs, net of ceding commission	70,623	67,055
Deferred tax assets, net	4,890	6,951
Other assets	67,149	60,470
TOTAL ASSETS	$2,100,789	$2,037,538

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$798,339	$794,243
Unearned premiums	469,897	465,244
Insurance and reinsurance payables	95,869	90,049
Other liabilities	26,536	33,170
TOTAL LIABILITIES	1,390,641	1,382,706
COMMITMENT AND CONTINGENCIES (NOTE 11)
SHAREHOLDERS’ EQUITY
Common shares (authorized: 750,000,000 shares at $0.01 par value per share; issued and outstanding: 42,842,216 shares – 2025, 45,108,936 shares – 2024)	428	453
Additional paid-in capital	86,856	144,936
Treasury shares, at cost (1,407 shares – 2025, 154,011 shares – 2024)	(35)	(3,677)
Accumulated other comprehensive income (loss), net of taxes	10,273	(18,553)
Retained earnings	612,626	531,673
TOTAL SHAREHOLDERS’ EQUITY	710,148	654,832
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,100,789	$2,037,538

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except per share information)	2025	2024	2023

REVENUES:
Gross written premiums	$666,709	$700,146	$688,678
Ceded written premiums	(209,106)	(210,597)	(191,465)
Net written premiums	457,603	489,549	497,213
Net change in unearned premiums	(3,797)	(6,419)	(50,061)
Net premiums earned	453,806	483,130	447,152
Investment income	54,744	51,883	40,460
Net realized gain on investments	2,252	589	6,723
Net unrealized gain on investments	3,170	1,390	2,684
Change in allowance for expected credit losses on investments	187	29	368
Other revenues	2,720	1,988	1,862
Total revenues	516,879	539,009	499,249

EXPENSES:
Net loss and loss adjustment expenses	(215,782)	(216,112)	(189,087)
Net policy acquisition expenses	(76,870)	(79,535)	(74,976)
General and administrative expenses	(97,047)	(90,362)	(78,927)
Change in allowance for expected credit losses on receivables	(856)	(1,482)	(2,452)
Change in fair value of derivative financial liabilities	—	(4,928)	(27,289)
Other expenses	(7,263)	(6,169)	(5,594)
Net foreign exchange gain (loss)	8,079	(8,130)	5,124
Total expenses	(389,739)	(406,718)	(373,201)
Income before income taxes	127,140	132,291	126,048
Income tax credit (expense)	10	2,860	(7,854)
Net income	$127,150	$135,151	$118,194
Earnings per share
Basic earnings per share attributable to equity holders (US Dollars)	$2.92	$3.01	$2.58
Diluted earnings per share attributable to equity holders (US Dollars)	$2.89	$2.98	$2.55

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Net income	$127,150	$135,151	$118,194
Other comprehensive income, net of taxes:
Change in unrealized gains on fixed maturity securities available-for-sale	28,790	2,065	23,379
Foreign currency translation adjustment	36	20	27
Other comprehensive income	28,826	2,085	23,406
Total comprehensive income	$155,976	$137,236	$141,600

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except per share information)	Common shares at par value	Additional paid-in capital	Treasury shares, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total Shareholders’ Equity

As at January 1, 2023	$460	$147,934	$(14)	$(44,044)	$306,604	$410,940
Net Income	—	—	—	—	118,194	118,194
Other comprehensive loss	—	—	—	23,406	—	23,406
Total comprehensive income	—	—	—	23,406	118,194	141,600
Issuance of common shares under share-based compensation plan	5	3,244	—	—	—	3,249
Purchase of treasury shares	—	—	(31,090)	—	—	(31,090)
Cancellation of treasury shares	(34)	(31,021)	31,055	—	—	—
Vesting of earnout shares	14	17,466	—	—	—	17,480
Dividends paid ($0.04 per share)	—	—	—	—	(1,749)	(1,749)
Balance as at December 31, 2023	445	137,623	(49)	(20,638)	423,049	540,430

Net Income	—	—	—	—	135,151	135,151
Other comprehensive income	—	—	—	2,085	—	2,085
Total comprehensive income	—	—	—	2,085	135,151	137,236
Issuance of common shares under share-based compensation plan	5	4,623	—	—	—	4,628
Purchase of treasury shares	—	—	(23,153)	—	—	(23,153)
Cancellation of treasury shares	(13)	(19,512)	19,525	—	—	—
Vesting of earnout shares	16	22,202	-	—	—	22,218
Dividends paid ($0.59 per share)	—	—	—	—	(26,527)	(26,527)
Balance as at December 31, 2024	453	144,936	(3,677)	(18,553)	531,673	654,832

Net Income	—	—	—	—	127,150	127,150
Other comprehensive income	—	—	—	28,826	—	28,826
Total comprehensive income	—	—	—	28,826	127,150	155,976
Issuance of common shares under share-based compensation plans	3	7,456	—	—	—	7,459
Purchase of treasury shares	—	—	(61,922)	—	—	(61,922)
Cancellation of treasury shares	(28)	(65,536)	65,564	—	—	—
Dividends paid ($1.025 per share)	—	—	—	—	(46,197)	(46,197)
Balance as at December 31, 2025	$428	$86,856	$(35)	$10,273	$612,626	$710,148

See accompanying notes to the consolidated financial statements

International General Insurance Holdings Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

OPERATING ACTIVITIES:
Net income	$127,150	$135,151	$118,194

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,580	3,404	2,546
Deferred tax expense (benefit)	2,121	(2,702)	1,441
Gain on disposal of property and equipment	(47)	(29)	(89)
Net realized gain on investments	(2,252)	(589)	(6,723)
Net unrealized gain on investments	(3,170)	(1,390)	(2,684)
Change in allowance for expected credit losses on investments	(187)	(29)	(368)
Change in fair value of derivative financial liabilities	—	4,928	27,289
Share-based compensation expense	6,795	4,628	3,249
Leases expenses	1,918	3,083	771
Amortization of net premium on investments	2,949	2,156	2,083
Non cash adjustment for differences in tax basis	(2,308)	(312)	(1,949)
Change in:
Premiums receivable	(18,262)	(10,833)	(34,815)
Reinsurance recoverables	(7,953)	(2,614)	(28,671)
Ceded unearned premiums	(856)	(15,300)	(3,604)
Deferred policy acquisition costs, net of ceding commission	(3,568)	(1,783)	(7,331)
Accrued investment income	(125)	(3,422)	(4,909)
Other assets	(2,503)	(4,697)	(1,809)
Reserve for unpaid loss and loss adjustment expenses	4,096	82,145	75,853
Unearned premiums	4,653	21,719	53,665
Insurance and reinsurance payables	5,820	345	(650)
Operating lease liabilities payments	(3,079)	(2,706)	(913)
Other liabilities	(6,634)	(1,683)	6,032
Net cash provided by operating activities	108,138	209,470	196,608

INVESTING ACTIVITIES
Purchase of equity securities and other investments	(8,480)	(14,495)	(17,368)
Purchase of fixed maturity securities available-for-sale	(221,148)	(338,946)	(313,002)
Proceeds from fixed maturity securities held to maturity	11	85	526
Proceeds from sale/maturity of fixed maturity securities available-for-sale	187,535	102,178	59,031
Proceeds from sale of equity securities and other investments	19,931	14,064	34,976
Purchases of property and equipment and Intangible assets	(944)	(6,628)	(3,248)
Proceeds from sale of property and equipment	47	29	89
Change in term deposits	670	104,467	(73,802)

Change in short-term investments	58,308	(47,321)	223,534
Acquisition of a subsidiary	—	—	(1,101)
Net cash from (used in) investing activities	35,930	(186,567)	(90,365)

FINANCING ACTIVITIES
Dividends paid	(46,197)	(26,527)	(1,749)
Repurchase of common shares under share repurchase program	(61,922)	(23,153)	(31,090)
Warrants redemption	—	—	(16,324)
Proceeds from issuance of common stock under Employee Stock Purchase Plan	664	—	—
Net cash flows used in financing activities	(107,455)	(49,680)	(49,163)
NET CHANGE IN CASH, AND CASH EQUIVALENTS AND RESTRICTED CASH	36,613	(26,777)	57,080
Cash, cash equivalents and restricted cash at the beginning of the year	168,246	195,023	137,943
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT THE END OF THE YEAR	$204,859	$168,246	$195,023
Supplemental Cash Flow Information:
Income tax paid	$(321)	$(4,620)	$(6,635)

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
The principal activities of the Company are to primarily provide insurance and reinsurance on a worldwide basis through its principal wholly owned subsidiaries and branches, including International General Insurance Co. Ltd (“IGI Bermuda”), International General Insurance Company (UK) Limited (“IGI UK”), International General Insurance Company (Europe) Ltd. (“IGI Europe”), International General Insurance Company (Dubai) Ltd (“IGI Dubai Subsidiary”), IGI Nordic AS (“IGI Nordic”) and International General Insurance Co. Ltd – Labuan Branch (“IGI Labuan”). The Company and its subsidiaries operate in Bermuda, United Kingdom (“UK”), Jordan, Morocco, Malaysia, Malta, Norway, United Arab Emirates and the Cayman Islands. International General Insurance Holdings Ltd. and its subsidiaries and branches are collectively referred to hereinafter as the Company or the Group.
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
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the accounts of the Company and its subsidiaries and variable interest entities in which the Company is considered to be the primary beneficiary.
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
The Group recognizes expected credit losses on fixed maturity securities available-for-sale through an allowance account. For fixed maturity securities available-for-sale that the Group does not intend to sell or for which it is more likely than not it will not be required to sell prior to the anticipated recovery in value, the credit component of the impairment is separated from the component related to all other market factors and reported in Change in allowance for expected credit losses on investments in the consolidated statements of income. The impairment related to all other market factors is reported as a fair value movement in a separate component of shareholder’s equity in the accumulated other comprehensive income (loss). The expected credit loss allowance account is adjusted for any additional credit losses or subsequent recoveries and the cost basis of the fixed maturity security is not adjusted.
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
(g)Derivative financial instruments
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized in the consolidated statement of income as the Group had not designated derivative financial instruments under hedging arrangements.
Warrants are accounted for as derivative financial instruments (a financial liability) as they give the holder the right to obtain a variable number of common (ordinary) shares, dependent on the characteristics of the warrant holder and the occurrence of some uncertain future events that are not within the control of the Group.
All the outstanding Warrants were redeemed during 2023 (see Note 10).
Earnout shares were accounted for as Derivative financial instruments (a financial liability) because the earnout triggering events that determined the number of earnout shares to be earned included multiple settlement alternatives and events not solely indexed to the common stock of the Company. The remaining earnout shares were vested during 2024 (see Note 10).
(h)Other assets
Other assets consist of prepaid expenses, refundable deposits, restricted cash, funds held in trust accounts, property and equipment, intangible assets and operating lease assets.
Property and equipment are capitalized and carried at cost less accumulated depreciation and are reported in “other assets” in the consolidated balance sheets. Depreciation is calculated using a straight-line method over the estimated useful lives of the assets, generally three to fifty years. Land is not depreciated. The accumulated depreciation for property and equipment was $26.0 million and $22.9 million at December 31, 2025 and 2024, respectively. The net book value of our property and equipment at December 31, 2025 and 2024 was $24.5 million and $27.7 million, respectively.
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
In the ordinary course of business, the Group renews and enters into new leases for office real estate and other assets. At the lease inception date, the Group determines whether a contract contains a lease and recognizes operating lease Right-of-use (“ROU”) assets and operating lease liabilities based on the present value of future minimum lease payments over the lease term. As the Group’s leases do not disclose the implicit interest rate, the Group uses incremental borrowing rates to calculate the present value of future lease payments. Operating lease costs are recognized on a straight-line basis over the lease term. Renewal options are evaluated prior to the expiration date and recorded upon exercise. ROU assets are reported at cost less accumulated depreciation and depreciated over the lease term.
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
(q)Foreign currencies
Assets and liabilities of foreign operations whose functional currency is not the U.S. Dollar are translated at the prevailing exchange rates at each balance sheet date. Revenues and expenses of such foreign operations are translated at average exchange rates during the year. The net effect of the translation adjustments for foreign operations is included in accumulated other comprehensive income (loss), net of applicable deferred income tax. Monetary assets and liabilities, such as premiums receivable and the reserve for unpaid loss and loss adjustment expenses, denominated in foreign currencies are revalued at the exchange rate in effect at the balance sheet date with the resulting foreign exchange gains and losses included in net income. Accounts that are classified as non-monetary, such as deferred acquisition costs and the unearned premium reserves, are not revalued. In the case of foreign currency denominated fixed maturity securities which are classified as “available-for-sale,” the change in exchange rates between the local currency in which the investments are denominated and the Company’s functional currency at each balance sheet date is included in unrealized appreciation or decline in value of securities, a component of accumulated other comprehensive income (loss), net of applicable deferred income tax.
Translation gains and losses related to our foreign operations are recorded as a component of shareholders’ equity in the consolidated balance sheets. At December 31, 2025, 2024 and 2023, the total cumulative foreign currency translation adjustments were a loss of $0.3 million, $0.4 million and $0.4 million, respectively.
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)Variable interest entities
The Company accounts for variable interest entities ("VIE") in accordance with U.S. GAAP guidance, which requires the consolidation of all VIEs by the primary beneficiary, that being the investor that has the power to direct the activities of the VIE and will absorb a majority of the VIE’s expected losses or residual returns. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (ii) the VIE’s capital structure; (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE; (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; and (vi) related party relationships. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. The Company also reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company’s assessment.
The Company established a Trust to assist with the administration of the Company’s U.K. Employee Stock Purchase Plan. The Company has concluded that the Trust is a VIE and that it is the primary beneficiary of the VIE as it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and therefore has consolidated the VIE in the consolidated financial statements. The Trust is not material to the Company’s consolidated financial position, results of operations or cash flows. The assets, liabilities, revenues, and expenses associated with the Trust do not significantly affect the consolidated financial statements, and therefore additional disclosures specific to the Trust have not been provided.
The Company continues to monitor its involvement with the VIE and will update its assessment and related disclosures if conditions change such that the consolidated VIE becomes material to the Company’s consolidated financial statements.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent accounting pronouncements
Recently Issued Accounting Standards Adopted
ASU 2023-09, Income Taxes – Improvements to Income Tax Disclosures (Topic 740)
In December 2023, the FASB issued an accounting standard update on income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The new guidance requires public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, all entities are required to disclose on an annual basis the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign taxes, and by individual jurisdictions if the amount is equal to or greater than 5% of total income taxes paid, net of refunds received. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. An entity should apply the amendments in the standard prospectively, even though retrospective application is permitted. The Company adopted the new standard effective December 31, 2025, on a prospective basis, which impacted disclosures only, with no impact to results of operations, cash flows, or financial condition.
Recently Issued Accounting Standards Not Yet Adopted
ASU 2025-06, Intangibles, Goodwill and Other – Internal-Use Software (Subtopic 350-40)
In September 2025, the FASB issued an accounting standard update which amends certain aspects of the accounting for and disclosure for internal-use software costs. The new guidance removes references to software development project stages so that it is neutral to different software development methods, including methods that entities may use to develop software in the future. The new guidance requires an entity to capitalize software costs when: (1) Management has authorized and committed to funding the software project and (2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold"). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The new guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the guidance and its impact on results of operations, cash flows, or financial position.
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses
In November 2024, the FASB issued an accounting standard update on the disaggregated disclosure of income statement expenses. The new guidance requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The new standard does not change the requirements for the presentation of expenses on the face of the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The new guidance will be applied prospectively with the option for retrospective application. The Company is currently evaluating the guidance and expects it to only impact disclosures with no impact to results of operations, cash flows, or financial position.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS
Fixed maturity securities available-for-sale, at fair value
The following tables summarize the Company’s fixed maturity securities available-for-sale at December 31, 2025 and 2024:

	December 31, 2025
(Expressed in thousands of U.S. Dollars)	Amortized cost basis	Gross unrealized gains	Gross unrealized losses	Allowance for expected credit losses	Fair value

Foreign governments	$35,291	$672	$(293)	$-	$35,670
Corporate bonds	1,019,056	22,795	(13,021)	(233)	1,028,597
Total	$1,054,347	$23,467	$(13,314)	$(233)	$1,064,267

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS (Continued)

	December 31, 2024
(Expressed in thousands of U.S. Dollars)	Amortized cost basis	Gross unrealized gains	Gross Unrealized losses	Allowance for expected credit losses	Fair value

Foreign governments	$25,821	$140	$(576)	$—	$25,385
Corporate bonds	998,045	6,248	(27,166)	(409)	976,718
Total	$1,023,866	$6,388	$(27,742)	$(409)	$1,002,103

The following tables summarize gross unrealized losses and estimated fair value for fixed maturity securities available-for-sale by length of time that the securities have continuously been in an unrealized loss position:

	December 31, 2025
	Less than 12 months		12 months or more		Total
(Expressed in thousands of U.S. Dollars)	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss

Foreign governments	$729	$(4)	$4,342	$(289)	$5,071	$(293)
Corporate bonds	55,366	(324)	207,190	(12,697)	262,556	(13,021)
Total	$56,095	$(328)	$211,532	$(12,986)	$267,627	$(13,314)

	December 31, 2024
	Less than 12 months		12 months or more		Total
(Expressed in thousands of U.S. Dollars)	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss

Foreign governments	$3,853	$(10)	$4,973	$(566)	$8,826	$(576)
Corporate bonds	175,814	(3,044)	346,981	(24,122)	522,795	(27,166)
Total	$179,667	$(3,054)	$351,954	$(24,688)	$531,621	$(27,742)

At December 31, 2025, the Company held 166 (2024: 297) fixed-maturity securities available-for-sale in an unrealized loss position with a total fair value of $267.6 million (2024: $531.6 million) and gross unrealized losses of $13.3 million (2024: $27.7 million). Of these securities, 131 (2024: 207) were in a continuous unrealized loss position for greater than 12 months. The Company regularly reviews all fixed maturity securities available-for-sale within its investment portfolio to determine whether a credit loss has occurred. At December 31, 2025, 88% of the Company’s fixed maturity securities available-for-sale were rated “A-” or better, and nil were below investment grade or not rated. All of the Company’s fixed maturity securities available-for-sale made expected coupon payments under the contractual terms of the securities. Based on the Company’s review as of December 31, 2025, unrealized losses were caused by interest rate changes or other market factors and were not credit-specific issues. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS (Continued)
The contractual maturities of the Company’s fixed maturity securities available-for-sale are shown in the following table:

	December 31, 2025		December 31, 2024
(Expressed in thousands of U.S. Dollars)	Fair value	Amortized cost	Fair value	Amortized cost

Due in one year or less	$163,478	$163,233	$135,857	$137,430
Due after one you through to five years	512,581	503,792	587,635	596,130
Due after five you through to ten years	311,092	303,016	198,836	201,264
Due after ten years	77,116	84,306	79,775	89,042
	$1,064,267	$1,054,347	$1,002,103	$1,023,866
Allowance for expected credit losses
The following tables provide the movement of the allowance for expected credit losses of the Company’s fixed maturity securities available-for-sale:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

	Corporate Bonds

Balance at beginning of year	$409	$353
(Recovery) addition for current year allowance for expected credit losses	(176)	56
Balance at end of year	$233	$409
Investment Income

	Year ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Interest income	$54,483	$51,027	$39,750
Dividends from other investments	275	311	236
Dividends from equities	509	770	752
Investment’s custodian fees and other investments expenses	(523)	(225)	(278)
	$54,744	$51,883	$40,460
Net realized gain on investments

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Realized gain (loss) on sale of fixed maturity securities available-for-sale	$134	$(18)	$(477)
Realized gain on sale of equity securities	2,118	607	7,200
	$2,252	$589	$6,723

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    INVESTMENTS (Continued)
Net unrealized gain on investments

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Unrealized gain on equity securities	$1,284	$2,575	$3,080
Unrealized gain on other investments	1,433	382	989
Unrealized gain (loss) on equity-method investments at fair value	453	(1,567)	(1,385)
	$3,170	$1,390	$2,684
Change in allowance for expected credit losses on investments

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Change in allowance for expected credit losses for fixed maturity securities available-for-sale	$176	$(56)	$(158)
Change in allowance for expected credit losses on fixed maturity securities held to maturity	11	85	526
	$187	$29	$368
4.    RECEIVABLES
Premiums receivable
The following table provides the balance of premiums receivable, net of allowance for expected credit losses, at December 31, 2025 and 2024:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

Premiums receivable	$287,907	$268,806
Less: Allowance for expected credit losses	(13,595)	(12,756)
	$274,312	$256,050
As at December 31, 2025, $11.2 million (December 31, 2024: $10.5 million) of the total premiums receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by region.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.    RECEIVABLES (Continued)
The movement in the allowance for expected credit losses for the years ended December 31, 2025 and 2024 is as follows:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

Opening balance	$12,756	$11,302
Change in allowance for expected credit losses	839	1,454
Ending balance	$13,595	$12,756
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
The following table provides the balance of reinsurance recoverables, net of allowance for expected credit losses, at December 31, 2025 and 2024:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

Reinsurance recoverables on unpaid losses	$226,511	$213,990
Less: Allowance for expected credit losses	(278)	(327)
	226,233	213,663

Reinsurance recoverables on paid losses	8,039	12,592
Less: Allowance for expected credit losses	(622)	(558)
	7,417	12,034
	$233,650	$225,697

% due from carriers rated “A-” or higher by major rating agencies	93%	92%
% due from all other rated carriers	5%	8%
% due from all other carriers with no rating by major rating agencies	2%	—
Largest balance due from any one carrier as a % of total shareholders’ equity	10%	7%

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.    RECEIVABLES (Continued)
The movement in the allowance for expected credit losses for the years ended December 31, 2025 and 2024 is as follows:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

Opening balance	$885	$4,034
Change in allowance for expected credit losses	17	28
Write off	(2)	(3,177)
Ending balance	$900	$885
5.    RESTRICTED CASH
Other assets include restricted cash in the amount of $15.7 million placed in a trust account in favor of the National Association of Insurance Commissioners (“NAIC”) to secure policyholders’ obligations in relation to U.S. surplus and excess lines business (December 31, 2024: $13.0 million), and a restricted deposit in the amount of $3.0 million (December 31, 2024: nil) in favor of the Group as collateral against letters of credit.
The following table details a reconciliation of cash and restricted cash within the consolidated balance sheets:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

Cash and cash equivalents	$186,183	$155,245
Restricted cash (included within other assets)	18,676	13,001
Total cash, cash equivalents and restricted cash	$204,859	$168,246
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
The modelling process first considers the IELRs gross of outward reinsurance and then derives the anticipated outward reinsurance recoveries resulting from the gross assumptions. The reinsurance program is modelled within a capital modelling package. The aim of the bridging process is to restate trended and developed experience for each past year as if it were the experience in the underwriting year. Then the accident year loss ratios are derived by unwinding the underwriting year results by half a year. This restatement involves:
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

The following table represents an analysis of loss and loss adjustment expenses and a reconciliation of the beginning and ending reserve for unpaid loss and loss adjustment expenses:

	Year Ended December 31
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Reserve for unpaid loss and loss adjustment expenses	$794,243	$712,098	$636,245
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	(213,663)	(212,249)	(188,800)
Net reserve for unpaid loss and loss adjustment expenses at beginning of year	580,580	499,849	447,445

Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	251,592	253,323	228,381
Prior accident years	(35,810)	(37,211)	(39,294)
Total loss and loss adjustment expenses incurred, net of reinsurance	215,782	216,112	189,087

Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	(36,088)	(21,607)	(25,875)
Prior accident years	(188,119)	(113,740)	(110,844)
Total loss and loss adjustment expenses paid, net of reinsurance	(224,207)	(135,347)	(136,719)

Change in allowance for expected credit losses on reinsurance recoverables on unpaid loss and loss adjustment expenses	(49)	(34)	36
Net reserve for unpaid loss and loss adjustment expenses at end of year	572,106	580,580	499,849
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	226,233	213,663	212,249
Reserve for unpaid loss and loss adjustment expenses at end of year	$798,339	$794,243	$712,098
Development on Prior Loss Reserves:
For the year ended December 31, 2025, the net loss and loss adjustment expenses were $215.8 million, which reflect $251.6 million for current accident year 2025 offset by $35.8 million of favorable development for accident years 2024 and prior. The favorable development in prior years’ losses is split between $37.5 million for the short-tail business and $10.4 million for the reinsurance business driven by consistent favorable claims experience, partially offset by $12.1 million of unfavorable development on the long-tail business driven by unfavorable experience on the Professional Lines of business.
Claims development
The following tables provide information about incurred and paid claims development, net of reinsurance, as well as cumulative claims frequency. The tables include IBNR reserves plus expected development on reported claims, and the cumulative number of reported claims as at December 31, 2025. Cumulative number of reported claims is reported on a per claim basis.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)
Information about incurred and paid claims development for the years ended December 31, 2016 to December 31, 2024 is presented as unaudited supplementary information.

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Specialty Long-tail (Expressed in thousands of U.S. Dollars)											As of December 31, 2025
Accident year	For the years ended December 31 Unaudited Prior Years									2025	IBNR liabilities and expected development on reported claims	Cumulative number of reported claims
	2016	2017	2018	2019	2020	2021	2022	2023	2024

2016	$2,758	$7,868	$17,376	$15,373	$17,299	$17,096	$16,830	$16,099	$16,138	$16,734	$9	922
2017	—	4,542	25,186	27,658	28,840	26,826	25,431	23,894	23,869	25,668	2,085	1,528
2018	—	—	42,580	44,766	45,182	41,041	35,191	43,288	37,650	38,446	1,377	2,309
2019	—	—	—	61,152	62,689	50,375	54,433	53,582	50,473	51,407	1,129	3,841
2020	—	—	—	—	85,084	90,179	82,863	84,893	114,885	138,490	14,269	3,346
2021	—	—	—	—	—	100,084	78,749	61,989	60,519	62,688	7,914	2,541
2022	—	—	—	—	—	—	83,392	73,707	57,737	55,630	14,217	2,329
2023	—	—	—	—	—	—	—	88,444	71,805	61,652	32,554	2,720
2024	—	—	—	—	—	—	—	—	90,707	85,420	56,485	2,692
2025	—	—	—	—	—	—	—	—	—	75,786	59,874	2,219
Total										$611,921

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Specialty Long-tail (Expressed in thousands of U.S. Dollars)
	For the years ended December 31
	Unaudited Prior Years
Accident year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

2016	$792	$2,639	$5,119	$7,071	$7,981	$12,074	$13,405	$14,111	$14,465	$15,742
2017	—	509	4,877	11,092	15,967	18,242	19,297	20,324	20,612	22,421
2018	—	—	2,807	10,915	17,326	20,715	24,993	29,334	31,330	32,206
2019	—	—	—	4,463	17,503	22,951	31,363	36,508	39,178	41,528
2020	—	—	—	—	4,573	22,884	39,541	52,719	68,133	113,478
2021	—	—	—	—	—	4,519	14,775	24,693	36,431	44,860
2022	—	—	—	—	—	—	3,293	15,322	21,906	28,716
2023	—	—	—	—	—	—	—	4,985	14,592	21,404
2024	—	—	—	—	—	—	—	—	3,837	13,478
2025	—	—	—	—	—	—	—	—	—	5,782
Total										339,615
All outstanding liabilities prior to 2016, net of reinsurance										4,338
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										$276,644

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Specialty Short-tail (Expressed in thousands of U.S. Dollars)											As of December 31, 2025
											IBNR liabilities and expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31 Unaudited Prior Years
Accident year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

2016	$55,683	$67,098	$64,789	$63,532	$65,074	$65,498	$65,806	$65,778	$65,306	$65,699	$4	2,197
2017	—	52,715	75,847	74,425	71,505	71,543	71,516	71,012	70,394	68,902	14	2,540
2018	—	—	43,103	49,054	52,999	59,265	59,144	58,488	56,884	56,233	24	2,366
2019	—	—	—	50,247	43,406	41,649	41,433	40,646	42,630	42,385	28	2,179
2020	—	—	—	—	57,745	50,876	51,517	55,102	55,477	53,997	115	1,942
2021	—	—	—	—	—	74,394	64,493	60,008	58,539	59,328	43	2,182
2022	—	—	—	—	—	—	100,030	85,522	93,054	92,578	5,765	2,730
2023	—	—	—	—	—	—	—	109,997	85,368	85,807	3,112	2,512
2024	—	—	—	—	—	—	—	—	122,588	88,366	3,763	2,594
2025	—	—	—	—	—	—	—	—	—	129,903	58,750	2,380
Total										$743,198

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Specialty Short-tail (Expressed in thousands of U.S. Dollars)
	For the years ended December 31
	Unaudited Prior Years
Accident year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

2016	$15,751	$44,609	$59,442	$62,054	$62,665	$64,112	$64,914	$65,172	$65,459	$65,389
2017	—	16,317	39,217	50,218	58,223	63,029	67,460	67,334	67,667	67,781
2018	—	—	17,087	34,338	47,573	51,100	51,232	54,285	54,561	54,737
2019	—	—	—	8,654	21,029	30,993	33,847	35,043	36,552	39,577
2020	—	—	—	—	6,737	17,591	26,771	29,869	34,487	45,210
2021	—	—	—	—	—	10,396	29,782	43,704	50,438	53,595
2022	—	—	—	—	—	—	10,428	40,185	55,780	67,882
2023	—	—	—	—	—	—	—	15,517	37,620	64,415
2024	—	—	—	—	—	—	—	—	16,268	45,335
2025	—	—	—	—	—	—	—	—	—	17,637
Total										521,558
All outstanding liabilities prior to 2016, net of reinsurance										1,421
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										$223,061

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance – Reinsurance (Expressed in thousands of U.S. Dollars)											As of December 31, 2025
	For the years ended December 31									2025	IBNR liabilities and expected development on reported claims	Cumulative number of reported claims
	Unaudited Prior Years
Accident year	2016	2017	2018	2019	2020	2021	2022	2023	2024

2016	$3,299	$5,891	$7,303	$7,403	$7,594	$7,476	$7,183	$7,209	$7,124	$7,087	$9	309
2017	—	9,563	15,243	14,758	15,150	15,783	14,989	14,704	14,367	14,262	63	427
2018	—	—	10,092	11,168	9,225	9,073	8,718	8,901	9,291	9,084	37	453
2019	—	—	—	14,333	11,363	10,936	11,062	11,039	11,024	11,261	74	520
2020	—	—	—	—	11,437	10,900	11,526	10,785	11,125	11,671	99	492
2021	—	—	—	—	—	17,788	19,628	20,346	20,297	19,897	209	486
2022	—	—	—	—	—	—	16,184	12,971	13,264	13,542	311	520
2023	—	—	—	—	—	—	—	29,940	23,106	24,783	763	457
2024	—	—	—	—	—	—	—	—	40,028	27,769	4,802	385
2025	—	—	—	—	—	—	—	—	—	45,903	25,468	255
Total										$185,259

Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance – Reinsurance (Expressed in thousands of U.S. Dollars)
	For the years ended December 31
	Unaudited Prior Years
Accident year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

2016	$359	$3,106	$5,223	$6,102	$6,612	$6,804	$6,872	$6,952	$7,009	$7,010
2017	—	2,593	7,436	9,375	12,633	12,815	13,156	13,257	13,512	13,631
2018	—	—	131	5,675	6,999	7,365	7,610	7,882	8,097	8,593
2019	—	—	—	2,527	7,207	8,532	9,256	9,680	9,995	10,360
2020	—	—	—	—	97	3,123	4,304	5,240	6,091	6,515
2021	—	—	—	—	—	1,179	8,154	13,437	15,922	16,880
2022	—	—	—	—	—	—	951	5,316	8,125	9,751
2023	—	—	—	—	—	—	—	5,373	11,434	17,091
2024	—	—	—	—	—	—	—	—	1,502	11,131
2025	—	—	—	—	—	—	—	—	—	12,669
Total										113,631
All outstanding liabilities prior to 2016, net of reinsurance										495
Reserve for unpaid loss and loss adjustment expenses, net of reinsurance										$72,123

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    RESERVES FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES (Continued)
The following table presents unaudited supplementary information about the average annual percentage payout of incurred claims, net of reinsurance for the year ended December 31, 2025:

	Average Annual Percentage Payout of Insurance Claims by Age, Net of Reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Specialty Long-tail	37%	23%	17%	11%	7%	3%	1%	1%	—
Specialty Short-tail	54%	27%	10%	4%	2%	1%	1%	1%	—
Reinsurance	46%	23%	13%	7%	4%	3%	2%	1%	1%
The following table provides a reconciliation of the net incurred and paid loss development tables to the reserve for unpaid loss and loss adjustment expenses as at December 31, 2025:

(Expressed in thousands of U.S. Dollars)	As of December 31, 2025

Net outstanding liabilities
Specialty Long-tail	$276,644
Specialty Short-tail	223,061
Reinsurance	72,123
Reserve for unpaid loss and loss adjustment expenses	571,828
Allowance for expected credit losses on unpaid reinsurance recoverables	278
Reserve for unpaid loss and loss adjustment expenses, net of allowance	572,106

Reinsurance recoverable on unpaid loss and loss adjustment expenses
Specialty Long-tail	132,437
Specialty Short-tail	93,028
Reinsurance	1,046
Total reinsurance recoverable on unpaid loss and loss adjustment expenses	226,511
Allowance for expected credit losses on unpaid reinsurance recoverables	(278)
Total reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance for expected credit losses	226,233

Total gross reserves for unpaid loss and loss adjustment expenses	$798,339
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    PREMIUMS AND REINSURANCE INFORMATION (Continued)
The following table sets forth the effect of reinsurance activity on written and earned premiums and on net loss and loss adjustment expenses:

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Written premiums:
Direct	$293,522	$335,134	$348,418
Assumed	373,187	365,012	340,260
Ceded	(209,106)	(210,597)	(191,465)
Net	$457,603	$489,549	$497,213

Earned premiums:
Direct	$303,623	$329,446	$321,556
Assumed	358,432	348,981	313,458
Ceded	(208,249)	(195,297)	(187,862)
Net	$453,806	$483,130	$447,152

Loss and loss adjustment expense:
Direct	$178,228	$173,353	$141,092
Assumed	113,588	119,444	122,688
Ceded	(76,034)	(76,685)	(74,693)
Net	$215,782	$216,112	$189,087
8.    DEFERRED POLICY ACQUISITION COSTS, NET OF CEDING COMMISSIONS

(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Balance at beginning of year	$67,055	$65,272	$57,941
Acquisition costs deferred	80,438	81,318	82,307
Amortization of deferred acquisition costs	(76,870)	(79,535)	(74,976)
Balance at end of year	$70,623	$67,055	$65,272
9.    LEASES
The Group leases space for offices in Bermuda, UK, UAE, Malaysia, Malta, Morocco and Norway. All of these leases are classified as operating leases, and the Group has recognized ROU assets as below. These leases have a remaining lease term ranging between two months to 7 years, some of which include options to renew the lease term. Additional information of the Group’s leases is as indicated below.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9.    LEASES (Continued)
IGI UK entered into a lease agreement for new premises during 2024 as it had outgrown its current leased premises, and consequently the Company assessed the ROU assets for impairment. For the year ended December 31, 2025, the Company did not recognize any impairment loss on the ROU assets (December 31, 2024: $0.7 million). The impairment loss for 2024 was included with general and administrative expenses in the Consolidated Statements of Income.

(Expressed in thousands of U.S. Dollars)	2025	2024

Cash payments included in the measurement of lease liabilities in operating cash flows	$3,079	$2,706
Cash payments included in the measurement of lease liabilities in financing cash flows	32	35
Right-of-use assets	1,901	2,595
Operating lease liability	1,560	4,238
Operating lease charge	1,918	3,083
Weighted average discount rate (%)	5.8%	5.9%
Weighted average remaining lease term (years)	2.6	2.4
Right-of-use assets are included in “Other assets” while the operating lease liability is included in “Other liabilities”.
The following table presents the contractual maturities of the Company’s operating lease liabilities at December 31, 2025:

Years Ending December 31,	(Expressed in thousands of U.S. Dollars)
2026	$1,306
2027	463
2028	176
2029	94
2030 and after	137
Total undiscounted lease liability	2,176
Less: present value adjustment	(616)
Operating lease liability	$1,560
10.    DERIVATIVE FINANCIAL LIABILITIES
Warrants
In 2020, the Group had issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius (the “Public Warrants”) and (ii) 4,500,000 warrants that were issued in exchange for 4,500,000 Tiberius warrants transferred to former shareholders of IGI Dubai (the “Private Warrants”).
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
In 2023, the total amount recognized in the consolidated statement of income related to warrants under the change in fair value of derivative financial liabilities line item is a loss of $6.3 million.
Earnout shares classified as liability
The fair value of this liability was determined using a Monte Carlo simulation model. This approach took into account the share price as at the Valuation Date (the Valuation Date refers to either (i) the end of each financial reporting period or (ii) for vested earnout shares, the date on which the vesting conditions were met), the threshold price for vesting, expected volatility (estimated using historical share price movements of comparable companies), expected dividend yield, the risk-free rate, and the earn out period.
The earnout shares were subject to vesting at stock prices ranging from $11.50 to $15.25 per share.
On December 13, 2023, January 23, 2024, June 10, 2024 and August 12, 2024, 1,400,000, 560,800, 550,000 and 462,500 earnout shares, respectively, vested and were therefore transferred to equity and no longer considered a liability. See table below in Note 15 illustrating the movement in the fair value of earnout shares during the years ended December 31, 2024 and 2023.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    COMMITMENTS, CONTINGENCIES AND OTHER ITEMS

Concentrations of credit risk
The areas where significant concentrations of credit risk may exist include fixed maturity securities available-for-sale, cash and cash equivalents, premiums receivables and reinsurance recoverables. The Company limits the amount of credit exposure to issuers and there were no fixed maturity securities available-for-sale in any single issuer exceeding 5% of the aggregate fixed maturity securities available-for-sale portfolio as at December 31, 2025 and 2024. The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any bank. Refer to “Note 3. Investments” for information with respect to investments and to “Note 4. Receivables” with respect to premiums receivable and reinsurance recoverables.
Letters of Credit and other commitments
As of the date of the consolidated financial statements, the Group is contingently liable for the following:
•Letters of credit amounting to $5.6 million to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (December 31, 2024: $5.1 million).
The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments whereby the issued letters of credit do not exceed 70% of the collateralized investment. As at December 31, 2025 and 2024, these investments amounted to $5.0 million and $7.3 million, respectively. The cash collateral amounted to $3.0 million as at December 31, 2025 (December 31, 2024: nil). We do not consider that this unduly restricts our liquidity at this time.
•Letter of guarantee amounting to $0.3 million to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity’s office premises (December 31, 2024: $0.3 million).
•In 2021, the Group signed a legally non-binding agreement with the University of California, San Francisco Foundation to contribute an amount of $1.25 million in five installments over five years to support cancer research projects. During 2025, the Group has paid the last installment of $0.25 million.
12.    SHAREHOLDERS’ EQUITY
Common shares
Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value $0.01 per share, and 100,000,000 preference shares, par value $0.01 per share. As at December 31, 2025, the share capital was 42,842,216 (December 31, 2024: 45,108,936) common shares issued and outstanding, and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.
The following table sets out the number of common shares issued and outstanding as at December 31, 2025 and December 31, 2024:

	December 31, 2025
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Common shares (par value of $0.01)	41,986,251	$420
Unvested common shares under share-based compensation plan (par value of $0.01) (note 18)	855,965	8
	42,842,216	$428

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
Treasury shares, at cost
On October 21, 2025, the board of directors approved a new repurchase authorization of up to 5 million of its issued and outstanding common shares. This new common share repurchase authorization replaces the previous 7.5 million authorization which has been exhausted. The table below illustrates the movement on the treasury shares during the year:

	December 31, 2025
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Balance at the beginning of year	154,011	$3,677
Purchases	2,635,510	61,922
Cancellation	(2,788,114)	(65,564)
Balance at the end of year	1,407	$35

	December 31, 2024
(Expressed in thousands of U.S. Dollars, except share information)	Number of shares	Par value

Balance at the beginning of year	3,800	$49
Purchases	1,476,621	23,153
Cancellation	(1,326,410)	(19,525)
Balance at the end of year	154,011	$3,677

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
A summary of changes in accumulated other comprehensive income (loss), net of taxes (where applicable) by component for the years ended December 31, 2025, 2024 and 2023 is presented below:

(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Unrealized gains on fixed maturity securities available-for-sale arising during the year, net of taxes	$28,656	$2,083	$23,856
Reclassification of net realized gain (loss) included in net income*	134	(18)	(477)
Foreign currency translation adjustments	36	20	27
Other comprehensive income	$28,826	$2,085	$23,406
*The amounts reclassified from accumulated other comprehensive income (loss) shown in the above table have been included in the following captions in our Consolidated Statements of Income:

(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Realized gains and losses on securities:
Net realized investment gain (loss)	$162	$(18)	$(538)
Income tax (expense) benefit	(28)	—	61
Net of taxes	$134	$(18)	$(477)

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION
The following is a summary of the Company’s income (loss) before taxes allocated between domestic and foreign operations:

(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Domestic:
Bermuda	$134,298	$136,308	$91,769
Foreign:
UK	619	(10,207)	28,494
Other*	(7,777)	6,190	5,785
Income before taxes	$127,140	$132,291	$126,048
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION (Continued)

Income tax expense (benefit) is comprised as follows:

(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Current income tax (benefit) expense:
Bermuda	$—	$—	$—
Foreign	(2,131)	(158)	6,413

Deferred tax expense (benefit):
Bermuda	—	—	—
Foreign	2,121	(2,702)	1,441
Income tax (benefit) expense for the year	$(10)	$(2,860)	$7,854
As noted above, the tax rate in Bermuda, the Company’s country of domicile, is zero. The reconciliation from the statutory tax rate to the Company's effective tax rate for the years ended December 31, 2025 after the adoption of ASU 2023-09 is as follows:

(Expressed in thousands of U.S. Dollars except for percentages)	2025
	Amount	Percentage
Income taxes at domicile statutory tax rate (Bermuda)	$—	—%
Foreign tax effects
UK
Statutory tax rate difference between UK and Bermuda	539	0.4
Depreciation and amortization	720	0.6
Share based payment awards	(514)	(0.4)
Other	(377)	(0.3)
Malta
Statutory tax rate difference between Malta and Bermuda	(549)	(0.4)
Other	89	0.1
Other foreign jurisdictions	82	—
Total	$(10)	—%

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION (Continued)

The reconciliation between the income tax expense and the amount that would result from applying the statutory rate for the Company for the years ended December 31, 2024 and 2023 prior to the adoption of ASU 2023-09 is provided below:

(Expressed in thousands of U.S. Dollars)	2024	2023

Income tax at expected tax rate of zero percent	$-	$-
Foreign statutory tax rates differential	(1,374)	7,825
Non-deductible expenses	245	60
Permanent differences, net	(1,453)	-
Other	(278)	(31)
Income tax (benefit) expense for the year	$(2,860)	$7,854
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
The following table provides information on income taxes paid, net of refunds, by jurisdiction after the adoption of ASU 2023-09:

(Expressed in thousands of U.S. Dollars)	2025

Labuan	$182
Norway	115
Others	24
Total	$321
The Company made net tax payments in 2024 and 2023 of $4.6 million and $6.6 million, respectively.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    TAXATION (Continued)

The significant components of the deferred income tax assets and liabilities were as follows:

(Expressed in thousands of U.S. Dollars)	December 31, 2025	December 31, 2024

Deferred tax assets:
Operating loss carryforwards	$1,802	$2,314
Foreign exchange valuations	—	178
Allowance for expected credit losses	324	376
Unrealized losses on investments	3,237	3,700
Other deferred tax assets	585	411
Total deferred tax assets	5,948	6,979

Deferred tax liabilities:
Foreign exchange valuations	(389)	—
Other deferred tax liabilities	(175)	(28)
Depreciation and amortization	(494)	—
Total deferred tax liabilities	(1,058)	(28)
Net deferred tax asset	$4,890	$6,951
At December 31, 2025 and 2024 the Company had operating losses of $3.0 million and $9.3 million in the UK, and $3.0 million and nil in Malta. The operating losses are available to offset future taxable income and do not expire.
At December 31, 2025, the Group’s current income tax payable (included in “Other liabilities”) was $0.2 million, and current income tax receivable (included in “Other assets”) was $2.1 million. The tax returns that remain subject to examination by major tax jurisdictions are as follows:

At December 31, 2025	Open Tax Years

Major tax Jurisdiction
UK	2024 - 2025
Malta	2021 - 2025
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

During 2025, corporate and foreign governments bonds available-for-sale amounting to $126.3 million and $1.3 million, respectively, were transferred from Level 1 to Level 2 as at December 31, 2025. In addition, corporate bonds available-for-sale amounting to $98.4 million were transferred from Level 2 to Level 1 as at December 31, 2025. These transfers between levels 1 and 2 occur depending on the input that is significant to the fair value measurement of the financial assets.
There were no transfers into or out of Level 3 during the year ended December 31, 2025 and 2024.
Below is a summary of the assets and liabilities that are measured at fair value on a recurring basis and also represents the carrying amount on the Group’s consolidated balance sheets:

	December 31, 2025
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available-for-sale:
Foreign governments	$7,796	$27,874	$—	$35,670
Corporate bonds	490,475	538,122	—	1,028,597
Total	498,271	565,996	—	1,064,267

Equity securities	20,936	—	—	20,936
Other Investments	—	13,710	—	13,710
Fair value option:
Equity-method investments measured at fair value	—	—	2,408	2,408
	$519,207	$579,706	$2,408	$1,101,321

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

	December 31, 2024
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total Fair Value

Assets measured at fair value:
Fixed maturity securities available-for-sale:
Foreign governments	$4,371	$21,014	$—	$25,385
Corporate bonds	435,735	540,983	—	976,718
Total	440,106	561,997	—	1,002,103

Equity securities	28,973	—	—	28,973
Other Investments	—	12,289	—	12,289
Fair Value option:
Equity-method investments measured at fair value	—	—	1,955	1,955
	$469,079	$574,286	$1,955	$1,045,320
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

Derivative financial liabilities
The earnout shares were issued to Tiberius' former stockholders and IGI Dubai former shareholders were valued using a Monte Carlo simulation model. This approach takes into account the share price as at the valuation date, the threshold price for vesting, expected volatility, expected dividend yield, the risk-free rate, and the earnout period up to March 17, 2028. As the significant inputs used to price the earnout shares are unobservable, the fair values were classified as Level 3. The unobservable inputs and assumptions used in the valuation may cause significant increases or decreases in the fair value.
All the remaining earnout shares vested during the year 2025.
Level 3 Assets and Liabilities Measured at Fair Value
Below is a summary of quantitative information regarding the significant unobservable inputs (Level 3) used in determining the fair value of assets and liabilities measured at fair value on a recurring basis:

(Expressed in thousands of U.S. Dollars)
As at December 31, 2025	Fair Value (Level 3)	Valuation Technique	Unobservable Inputs	Low	High	Weighted Average or Actual
Equity-method investments measured at fair value	$2,408	Adjusted net asset value (“NAV”) approach	Sale price (per square meter) of the underlying properties owned by the investees	N/A	N/A	N/A

(Expressed in thousands of U.S. Dollars)
As at December 31, 2024	Fair Value (Level 3)	Valuation Technique	Unobservable Inputs	Low	High	Weighted Average or Actual
Equity-method investments measured at fair value	$1,955	Adjusted net asset value (“NAV”) approach	Sale price (per square meter) of the underlying properties owned by the investees	N/A	N/A	N/A

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    FAIR VALUE (Continued)

The following table presents a reconciliation of the beginning and ending balances for all financial assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for 2025. 2024 and 2023:

(Expressed in thousands of U.S. Dollars)	Equity-method investments measured at fair value	Derivative financial liabilities (Earnout shares)	Equity Securities

Year Ended December 31, 2025
Balance at beginning of year	$1,955	$—	$—
Change in fair value included in earnings	453	—	—
Balance at end of year	$2,408	$—	$—
Year Ended December 31, 2024
Balance at beginning of year	$3,522	$(17,290)	$—
Change in fair value included in earnings	(1,567)	(4,928)	—
Vesting of earnout shares	—	22,218	—
Balance at end of year	$1,955	$—	$—
Year Ended December 31, 2023
Balance at beginning of year	$4,907	$(13,800)	$7,364
Change in fair value included in earnings	(1,385)	(20,970)	(374)
Vesting of earnout shares	—	17,480	—
Transfer in and/or out of Level 3	—	—	(6,990)
Balance at end of year	$3,522	$(17,290)	$—
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

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16.    EARNINGS PER SHARE
Basic earnings per share represents the net income attributable to ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.
Diluted earnings per share represents the net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
Effective August 12, 2024, all earnout shares vested and were recognized as equity. These earnout shares contained a non-forfeitable right to dividends and hence were considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to common shareholders with respect to these earnout shares for the year ended December 31, 2024.
Unvested restricted shares awards have been included in the diluted weighted-average common shares outstanding using the treasury stock method.
The following table reflects the income and share data used in the basic and diluted earnings per share calculations:

	Year ended December 31,
(Expressed in thousands of U.S. Dollars, except share and per share information)	2025	2024	2023

Net Income	$127,150	$135,151	$118,194
Less: net income attributable to the earnout shares	—	(1,359)	(7,469)
Less: dividends attributable to the common shares under share-based compensation plans	(896)	(581)	(30)
Net income available to common shareholders	$126,254	$133,211	$110,695
Weighted average number of shares – basic	43,279,580	44,234,964	42,943,535
Common shares under share-based compensation plan	390,474	504,376	525,341
Weighted average number of shares – diluted	43,670,054	44,739,340	43,468,876
Basic earnings per share	$2.92	$3.01	$2.58
Diluted earnings per share	$2.89	$2.98	$2.55
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
The Group has aggregated operating segments into the following reporting segments by taking into account the manner in which management makes operating decisions and assesses operating performance:
1.Specialty Long-tail (comprising business lines with underwriting risks assumed in the form of liability insurance and of a long-term nature with respect to related claims).

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)

2.Specialty Short-tail (comprising business lines with underwriting risks assumed in the form of property and specialty lines insurance and of short-term nature with respect to related claims).
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
a)Segment disclosure for the Group’s consolidated operations is as follows:

	Year Ended December 31, 2025
(Expressed in thousands of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total

Underwriting revenues
Gross written premiums	$167,097	$399,441	$100,171	$666,709	—	$666,709
Ceded written premiums	(50,109)	(157,257)	(1,740)	(209,106)	—	(209,106)
Net written premiums	116,988	242,184	98,431	457,603	—	457,603
Net change in unearned premiums	5,354	(2,923)	(6,228)	(3,797)	—	(3,797)
Net premiums earned	122,342	239,261	92,203	453,806	—	453,806

Underwriting deductions
Net policy acquisition expenses	(23,534)	(42,585)	(10,751)	(76,870)	—	(76,870)
Net loss and loss adjustment expenses	(87,890)	(92,368)	(35,524)	(215,782)	—	(215,782)
Underwriting income	10,918	104,308	45,928	161,154	—	161,154

General and administrative expenses	—	—	—	—	(97,047)	(97,047)
Investment income	—	—	—	—	54,744	54,744
Net realized gain on investments	—	—	—	—	2,252	2,252
Net unrealized gain on investments	—	—	—	—	3,170	3,170
Change in allowance for expected credit losses on investments	—	—	—	—	187	187
Change in allowance for expected credit losses on receivables	—	—	—	—	(856)	(856)
Other revenues	—	—	—	—	2,720	2,720
Other expenses	—	—	—	—	(7,263)	(7,263)
Change in fair value of derivative financial liabilities	—	—	—	—	—	—
Net foreign exchange gain	—	—	—	—	8,079	8,079
Income (loss) before tax	10,918	104,308	45,928	161,154	(34,014)	127,140
Income tax credit	—	—	—	—	10	10
Net income	$10,918	$104,308	$45,928	$161,154	$(34,004)	$127,150

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2024
(Expressed in thousands of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total

Underwriting revenues
Gross written premiums	$204,428	$412,335	$83,383	$700,146	—	$700,146
Ceded written premiums	(68,183)	(140,930)	(1,484)	(210,597)	—	(210,597)
Net written premiums	136,245	271,405	81,899	489,549	—	489,549
Net change in unearned premiums	10,051	(15,388)	(1,082)	(6,419)	—	(6,419)
Net premiums earned	146,296	256,017	80,817	483,130	—	483,130

Underwriting deductions
Net policy acquisition expenses	(28,073)	(40,488)	(10,974)	(79,535)	—	(79,535)
Net loss and loss adjustment expenses	(78,741)	(103,249)	(34,122)	(216,112)	—	(216,112)
Underwriting income	39,482	112,280	35,721	187,483	—	187,483

General and administrative expenses	—	—	—	—	(90,362)	(90,362)
Investment income	—	—	—	—	51,883	51,883
Net realized gain on investments	—	—	—	—	589	589
Net unrealized gain on investments	—	—	—	—	1,390	1,390
Change in allowance for expected credit losses on investments	—	—	—	—	29	29
Change in allowance for expected credit losses on receivables	—	—	—	—	(1,482)	(1,482)
Other revenues	—	—	—	—	1,988	1,988
Other expenses	—	—	—	—	(6,169)	(6,169)
Change in fair value of derivative financial liabilities	—	—	—	—	(4,928)	(4,928)
Net foreign exchange loss	—	—	—	—	(8,130)	(8,130)
Income (loss) before tax	39,482	112,280	35,721	187,483	(55,192)	132,291
Income tax benefit	—	—	—	—	2,860	2,860
Net income	$39,482	$112,280	$35,721	$187,483	$(52,332)	$135,151

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2023
(Expressed in thousands of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Sub Total	Corporate and Other	Total

Underwriting revenues
Gross written premiums	$226,862	$400,682	$61,134	$688,678	—	$688,678
Ceded written premiums	(73,900)	(117,565)	—	(191,465)	—	(191,465)
Net written premiums	152,962	283,117	61,134	497,213	—	497,213
Net change in unearned premiums	4,760	(46,925)	(7,896)	(50,061)	—	(50,061)
Net premiums earned	157,722	236,192	53,238	447,152	—	447,152

Underwriting deductions
Net policy acquisition expenses	(31,160)	(35,997)	(7,819)	(74,976)	—	(74,976)
Net loss and loss adjustment expenses	(69,250)	(93,085)	(26,752)	(189,087)	—	(189,087)
Underwriting income	57,312	107,110	18,667	183,089	—	183,089

General and administrative expenses	—	—	—	—	(78,927)	(78,927)
Investment income	—	—	—	—	40,460	40,460
Net realized gain on investments	—	—	—	—	6,723	6,723
Net unrealized gain on investments	—	—	—	—	2,684	2,684
Change in allowance for expected credit losses on investments	—	—	—	—	368	368
Change in allowance for expected credit losses on receivables	—	—	—	—	(2,452)	(2,452)
Other revenues	—	—	—	—	1,862	1,862
Other expenses	—	—	—	—	(5,594)	(5,594)
Change in fair value of derivative financial liabilities	—	—	—	—	(27,289)	(27,289)
Net foreign exchange gain	—	—	—	—	5,124	5,124
Income (loss) before tax	57,312	107,110	18,667	183,089	(57,041)	126,048
Income tax expense	—	—	—	—	(7,854)	(7,854)
Net income	$57,312	$107,110	$18,667	$183,089	$(64,895)	$118,194

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    SEGMENT INFORMATION (Continued)
The table below presents long-lived assets by geographic location:

(Expressed in thousands of U.S. Dollars)	December 31 2025	December 31 2024

Middle East	$19,467	$20,902
Africa	356	406
UK	4,145	5,519
Asia	2	8
Europe	397	626
North America	155	275
	$24,522	$27,736
Long-lived assets for this purpose consist of property and equipment.
The following summary presents the Group’s gross written premiums based on the location of the insured risk for the years ended December 31, 2025, 2024 and 2023:

(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Africa	$27,056	$31,555	$33,312
Asia	81,216	78,373	71,685
Australasia	21,879	19,304	20,286
Caribbean Islands	23,070	27,610	27,904
Central America	23,449	24,900	26,740
Europe	94,038	86,737	83,614
Middle East	55,699	69,861	62,708
North America	116,040	118,145	89,610
South America	24,500	19,389	21,671
UK	131,552	170,878	195,504
Worldwide	68,210	53,394	55,644
Total	$666,709	$700,146	$688,678

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    SHARE-BASED COMPENSATION
During 2020, the board of directors approved the Group’s share-based employee compensation plan, the 2020 Omnibus Incentive Plan (“the 2020 Incentive Plan”). Under the 2020 Incentive Plan, the Group granted new restricted shares to designated employees, with the following salient features:

	2022 Grant 1	2022 Grant 2	2023 Grant 1	2023 Grant 2	2024 Grant 1	2024 Grant 2	2025 Grants
Grant date	February 9, 2022	March 24, 2022	February 8, 2023	March 23, 2023	February 8, 2024	March 20, 2024	February 11, 2025
First vesting date (tranche 1)	January 2, 2023	January 2, 2023	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025	January 2, 2026
Second vesting date (tranche 2)	January 2, 2024	January 2, 2024	January 2, 2025	January 2, 2025	January 2, 2026	January 2, 2026	January 2, 2027
Third vesting date (tranche 3)	January 2, 2025	January 2, 2025	January 2, 2026	January 2, 2026	January 2, 2027	January 2, 2027	January 2, 2028
Total number of restricted shares awards	279,000	149,377	379,000	129,808	451,100	89,728	330,672
Number of restricted shares awards vesting each period	93,000	49,792	126,333	43,269	150,367	29,909	110,224
Grant date fair value per share ($)	$7.76	$7.23	$8.30	$8.32	$12.95	$13.24	$25.59
The grant date fair value of restricted shares was determined based on the closing quoted prices of the Company’s share on Nasdaq on the grant dates.
The restricted share awards vest on the condition that the participants are in continued employment with the Company or any of its subsidiaries on the applicable vesting date. There are no other vesting conditions.
For the year ended December 31, 2025, share-based compensation expense of $6.3 million (2024: $4.6 million) was recorded in the consolidated statement of income, within the general and administrative expenses and with a corresponding impact on common shares and additional paid-in capital as shown in the consolidated statement of changes in equity.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    SHARE-BASED COMPENSATION (Continued)

A summary of restricted shares activity under the share-based compensation plan for the year ended December 31, 2025 is as follows:

(Expressed in thousands of U.S. Dollars, except share and per share information)	Number of shares	Weighted average Grant date fair value per share	Aggregate value

RSAs granted and unvested at beginning of year	991,215	$10.73	$10,639
Granted	330,672	25.59	8,462
Vested	(475,013)	9.90	(4,704)
Forfeited	(19,063)	12.89	(246)
RSAs granted and unvested at end of year	827,811	$17.09	$14,151
The weighted average grant-date fair value per share of the Company’s restricted stock awards granted during the year ended December 31, 2025 and 2024 was $25.59 and $13.00, respectively. The fair value of restricted share awards that vested during the year ended December 31, 2025 and 2024 was $4.7 million and $3.2 million, respectively. As of December 31, 2025, there was $8.1 million of total unrecognized compensation expense related to restricted shares compensation plan granted by the Company. The weighted-average period over which this expense is expected to be recognized is 3 years.
Employee Stock Purchase Plan
During August 2024, the board of directors approved the Group’s Global and U.K. Employee Stock Purchase Plans (collectively “ESPPs”). The ESPPs are non-qualified plans that provide eligible employees of the Company and its designated affiliates with an opportunity to purchase ordinary shares at a discount through payroll deductions. Under the terms of the ESPPs, for every share purchased by eligible employees, the Company will award the employee with a matching share (subject to vesting periods) on the date of purchase of the shares. This, in effect, allows eligible employees to purchase ordinary shares in the Company at a 50% discount. Under the ESPPs, eligible employees may elect to contribute a maximum of $2.5 thousand or £1.8 thousand of their eligible compensation per fiscal year evenly over each quarterly offering period. The ESPPs provide for a limit of 400 thousand shares of common stock that can be awarded under the ESPPs subject to certain guidelines set forth in the ESPPs.
As at December 31, 2025, 343 thousand shares of common stock remain available for allotment under the ESPP (December 31, 2024: 400 thousand shares). During 2025, there were 57 thousand shares issued (2024: nil). The expense associated with the ESPP and the unvested value of the shares was not material for both 2025 and 2024.

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
The actual statutory capital and surplus for the Group’s principal operating subsidiaries at December 31, 2025 and 2024 is summarized as follows:

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024

Actual statutory capital and surplus
Bermuda	$684,953	$649,671
UK	157,799	150,766
Labuan	42,266	39,762
Malta	27,063	25,178
As at December 31, 2025 and 2024, actual statutory capital and surplus for the Group’s principal operating subsidiaries substantially exceeded the regulatory requirements.

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2025	2024	2023

Statutory net income (loss)
Bermuda	$135,843	$138,574	$144,063
UK	7,485	(5,750)	27,147
Labuan	1,379	5,533	5,000
Malta	(1,863)	2,716	1,256
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
Under the Insurance Act, the Company is subject to capital requirements calculated using the Bermuda Solvency and Capital Requirement model (“BSCR model”), which is a standardized statutory risk-based capital model used to measure the risk associated with the Company’s assets, liabilities and premiums. Under the BSCR model, the Company’s required statutory capital and surplus is referred to as the enhanced capital requirement (“ECR”). The Company is required to calculate and submit the ECR to the Bermuda Monetary authority (“BMA”) annually. Following receipt of the submission of the Company’s ECR, the BMA has the authority to impose additional capital requirements or capital add-ons, if it deems necessary. If an insurer fails to maintain or meet its ECR, the BMA may take various degrees of regulatory action. As at December 31, 2025 and 2024, the Company met its ECR.

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
The Company met such Bermuda requirements for the years ended December 31, 2025 and 2024.
UK
IGI UK is authorized and regulated by the Prudential Regulation Authority (“PRA”) and is subject to insurance solvency regulations which specify the minimum amount and type of capital that must be held in addition to the insurance liabilities.
Since 1 January 2016 the Company has been subject to the Solvency II regime and subsequent amendments made following the withdrawal of the UK from the European Union, and is required to meet a Solvency Coverage Ratio (“SCR”) which is calibrated to seek to ensure a 99.5% confidence of the ability to meet its obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the UK Solvency II regulations as the assumptions underlying the standard formula are considered to be a good fit for the Company’s risk profile.
Under UK law, the Company is restricted from declaring a dividend to its shareholder unless the Company has “profits available for distribution.” The calculation as to whether a company has sufficient profits is based on its accumulated realized profits minus its accumulated realized losses. UK insurance regulatory laws do not prohibit the payment of dividends, but the PRA or Financial Conduct Authority, as applicable, requires that insurance companies and insurance intermediaries maintain certain solvency margins and may restrict the payment of a dividend by the Company.
The Company met such UK requirements for the years ended December 31, 2025 and 2024.
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
As at December 31, 2025 and 2024, IGI Labuan met such Labuan minimum solvency margin requirements.
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
IGI Europe met such Malta requirements for the year ended December 31, 2025 and 2024.

International General Insurance Holdings Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    RELATED PARTY TRANSACTIONS
In 2025, the Group rented a boat for business promotion from a company owned by a major shareholder. The total expense charged to the general and administrative expenses was $0.2 million (2024: $0.2 million).
21.    LEGAL PROCEEDINGS
The Group, in common with the insurance industry in general, is subject to litigation and arbitration in the normal course of its business. As of December 31, 2025, the Group was not a party to any litigation or arbitration which is expected by management to have a material adverse effect on the Group’s results of operations and financial condition and liquidity.
22.    SUBSEQUENT EVENTS
–On February 21, 2026, the Company’s board of directors declared an ordinary cash dividend for the period October 1, 2025 – December 31, 2025 of $0.05 per share. The dividend is payable on March 31, 2026 to shareholders of record on March 13, 2026.
–On February 21, 2026, the Company’s board of directors declared an extraordinary cash dividend of $1.15 per share. The dividend is payable on April 6, 2026 to shareholders of record on March 18, 2026.
–In February 2026, tensions between the United States, Israel, and Iran intensified and evolved into military action. The Company is evaluating any potential impact and does not currently expect a material adverse effect on its financial condition, results of operations, or liquidity.

INDEX OF SUPPLEMANTRY SCHEDULES

Page
Schedule I — Investments	S-2
Schedule III — Supplementary Insurance Information	S-3
S-1

International General Insurance Holdings Ltd.
Schedule I — Investments
As at December 31, 2025

Column A	Column B	Column C	Column D
Type of investment	Cost (1)	Value	Amount at which shown in the balance sheet
	(Expressed in thousands of U.S. Dollars)
Fixed maturities:
Bonds:
Foreign governments	$33,292	$33,638	$33,638
Public utilities	67,207	67,741	67,741
All other corporate bonds	932,435	950,081	950,081
Redeemable preferred stock	21,413	14,801	14,801
Total fixed maturities	1,054,347	1,066,261	1,066,261
Equity securities:
Common stocks:
Public utilities	92	157	157
Banks, trust and insurance companies	7,531	7,878	7,878
Industrial, miscellaneous and all other	8,463	12,901	12,901
Nonredeemable preferred stocks	—	—	—
Total equity securities	16,086	20,936	20,936
Short-term investments	31,170	31,170	31,170
Other long-term investments (2)	12,028	13,710	13,710
Equity-method investments measured at fair value	8,210	2,408	2,408
Total investments	$1,121,841	$1,134,485	$1,134,485
(1)Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts.
(2)Includes other investments and term deposits.
S-2

International General Insurance Holdings Ltd.
Schedule III — Supplementary Insurance Information
As At and For the Years Ended December 31, 2025, 2024 and 2023

Segment	Deferred policy acquisition costs, net	Reserve for unpaid loss and loss adjustment expenses	Unearned premiums	Gross written premiums	Investment income	Net loss and loss adjustment expenses	Net policy acquisition expenses	General and administrative expenses	Net written premiums
	(Expressed in thousands of U.S. Dollars)
December 31, 2025
Long-tail	$30,516	$409,081	$158,810	$167,097	$—	$(87,890)	$(23,534)	$—	$116,988
Short-tail	36,225	316,089	286,162	399,441	—	(92,368)	(42,585)	—	242,184
Reinsurance	3,882	73,169	24,925	100,171	—	(35,524)	(10,751)	—	98,431
Corporate and other	—	—	—	—	54,744	—	—	(97,047)	—
Total	$70,623	$798,339	$469,897	$666,709	$54,744	$(215,782)	$(76,870)	$(97,047)	$457,603

December 31, 2024
Long-tail	$31,608	$396,391	$174,013	$204,428	$—	$(78,741)	$(28,073)	$—	$136,245
Short-tail	32,725	329,151	272,535	412,335	—	(103,249)	(40,488)	—	271,405
Reinsurance	2,722	68,701	18,696	83,383	—	(34,122)	(10,974)	—	81,899
Corporate and other	—	—	—	—	51,883	—	—	(90,362)	—
Total	$67,055	$794,243	$465,244	$700,146	$51,883	$(216,112)	$(79,535)	$(90,362)	$489,549

December 31, 2023
Long-tail	N/A	N/A	N/A	$226,862	$—	$(69,250)	$(31,160)	$—	$152,962
Short-tail	N/A	N/A	N/A	400,682	—	(93,085)	(35,997)	—	283,117
Reinsurance	N/A	N/A	N/A	61,134	—	(26,752)	(7,819)	—	61,134
Corporate and other	—	—	—	—	40,460	—	—	(78,927)	—
Total	N/A	N/A	N/A	$688,678	$40,460	$(189,087)	$(74,976)	$(78,927)	$497,213
S-3