Form 20-F/A
period 2025-12-31
International General Insurance Holdings Ltd.
filed 2026-04-23
CIK 1794338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2025 of International General Insurance Holdings Ltd., a Bermuda exempted company (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2026 (the “Original Filing”).

This Amendment is being filed solely to correct several typographical errors contained in the two consents of the Company’s independent registered public accounting firm which were filed as exhibits to the Original Filing. An incorrect name of the Company was inadvertently included in the consents of Ernst & Young LLP (London, United Kingdom, Auditor Firm ID: 1438), filed as Exhibits 15.1 and 15.2 of the Original Filing. Updated consents are included in this Amendment.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, and, as Exhibits 13.1 and 13.2, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, no changes have been made to the Original Filing, and this Amendment does not modify, amend or update the financial or other information contained in the Original Filing. This Amendment does not reflect any events that have occurred on or after the Original Filing date.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-238918) pertaining to the 2020 Omnibus Equity Plan, IGI (Global) Stock Purchase Plan and IGI (UK) Stock Purchase Plan of International General Insurance Holdings Ltd. of our reports dated April 20, 2026, with respect to the consolidated financial statements of International General Insurance Holdings Ltd., and the effectiveness of internal control over financial reporting of International General Insurance Holdings Ltd. included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (as amended by Form 20-F/A for the year ended December 31, 2025).

/s/ Ernst & Young LLP

London, United Kingdom

April 23, 2026

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-254986) of International General Insurance Holdings Ltd. and in the related Prospectus of our reports dated April 20, 2026, with respect to the consolidated financial statements of International General Insurance Holdings Ltd., and the effectiveness of internal control over financial reporting of International General Insurance Holdings Ltd. included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (as amended by Form 20-F/A for the year ended December 31, 2025).

/s/ Ernst & Young LLP

London, United Kingdom

April 23, 2026

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(e) of the Securities Exchange Act of 1934.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ernst & Young LLP.
15.2*	Consent of Ernst & Young LLP.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this report on its behalf.

April 23, 2026	INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

	By:	/s/ Walid Jabsheh
		Name:	Walid Jabsheh
		Title:	President and Chief Executive Officer